Form 20-F
period 2015-06-30
Hailiang Education Group Inc.
filed 2015-10-28
CIK 1596964

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36907

Hailiang Education Group Inc.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

386, Jiefang Road

Diankou Town, Zhuji City

Zhejiang Province, 311814

People’s Republic of China

(Address of Principal Executive Offices)

Ming Wang, Chief Executive Officer

386, Jiefang Road

Diankou Town, Zhuji City

Zhejiang Province, 311814

People’s Republic of China

Tel: (+86-575) 8706-9788

Fax: (+86-575) 8706-9078

E-mail: ir@hailiangeducation.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 16 ordinary shares, par value US$0.0001 per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

365,000,000 ordinary shares, par value US$0.0001 per share, as of June 30, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 16 ordinary shares;

•	“affiliated entities” are to Hailiang Investment and our schools;

•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“fiscal year” are to the period from July 1 of each calendar year to June 30 of the following calendar year;

•	“Gaokao” are to university entrance examinations administered in China;

•	“graduate class” are to the class of students graduated or graduating at the end of a school year;

•	“Hailiang Consulting” are to Zhejiang Hailiang Education Consulting and Services Co., Ltd., our wholly-owned PRC subsidiary;

•	“Hailiang Finance” are to Hailiang Finance Co., Ltd.;

•	“Hailiang Group” are to Hailiang Group Co., Ltd., a related party;

•	“Hailiang HK” are to “Hailiang Education (HK) Limited,” our wholly owned subsidiary incorporated in Hong Kong which holds 100% of the equity interest in Hailiang Consulting;

•	“Hailiang Inc.” are to “Hailiang Education Group Inc.,” our listing entity incorporated in the Cayman Islands;

•	“Hailiang Investment” are to Zhejiang Hailiang Education Investment Co., Ltd., an entity in which we do not hold any equity interests but which we control through various contractual arrangements;

•	“Mr. Feng” are to Mr. Hailiang Feng, our founder and controlling shareholder. Mr. Feng served as the chairman and chief executive officer of our group and held directorships and management roles in our subsidiaries and affiliated entities until November 2014. Mr. Feng is the founder and chairman of the board of directors of Hailiang Group;

•	“our company,” “we,” “us,” “our” or “our group” are to Hailiang Inc. and, unless the context otherwise requires, all of their subsidiaries and affiliated entities;

•	“our schools” are to Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School, which are owned and operated by Hailiang Investment;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“school year” are to the period from September 1 of each calendar year to June 30 of the following calendar year;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“Zhejiang Hailiang” are to “Zhejiang Hailiang Education Group Ltd.,” a company controlled by our controlling shareholder, Mr. Feng.

•	“Zhongkao” are to high school entrance examinations administered in China.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended June 30, 2013, 2014 and 2015.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.2000 to US$1.00, the noon buying rate in effect on June 30, 2015 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 23, 2015, the noon buying rate was RMB6.3488 to US$1.00.

We completed an initial public offering of 2,858,000 ADSs on July 6, 2015. On July 7, 2015, we listed our ADSs on the NASDAQ Global Market under the symbol “HLG.”

Part I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income data for the years ended June 30, 2013, 2014 and 2015, and the selected consolidated statements of financial position data as of June 30, 2014 and 2015, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS. Historical results are not necessarily indicative of the results for any future periods.

The selected consolidated statements of comprehensive income data for the year ended June 30, 2012 and the selected consolidated statements of financial position data as of June 30, 2012 and 2013 have been derived from our audited consolidated financial statements that are not included in this annual report.

	Year Ended June 30,
	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	US$
	(In thousands, except per share data)
Consolidated Statements of Comprehensive Income Data:

Revenue	349,597	436,994	462,754	514,787	83,030
Cost of revenue	(239,066)	(293,763)	(299,683)	(334,528)	(53,956)

Gross profit	110,531	143,231	163,071	180,259	29,074
Other income	4,051	4,094	1,792	2,460	397
Selling expenses	(16,297)	(17,630)	(15,635)	(15,540)	(2,507)
Administrative expenses	(24,751)	(23,080)	(28,622)	(33,334)	(5,376)

Operating profit	73,534	106,615	120,606	133,845	21,588

Net finance income	11,582	16,575	20,066	7,149	1,153

Profit before tax	85,116	123,190	140,672	140,994	22,741
Income tax expense	—	—	—	—	—

Profit	85,116	123,190	140,672	140,994	22,741

Other comprehensive income	18	—	—	29	5

Total comprehensive income	85,134	123,190	140,672	141,023	22,746

Attributable to:
Equity owner of Hailiang Inc.	83,026	123,190	140,672	140,994	22,741
Non-controlling interests	2,090	—	—	—	—
Basic and dilutive earnings per share(1)	0.23	0.34	0.39	0.39	0.06

(1)	After giving effect to a share split effected on December 23, 2014, following which each of our previously issued ordinary shares were subdivided into ten ordinary shares.

	As of June 30,
	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	29,152	26,403	42,003	233,379	37,642
Total assets	354,701	493,846	638,922	857,516	138,309
Total equity	292,930	416,120	556,792	697,815	112,551
Current liabilities	61,771	77,726	82,130	159,701	25,758
Total liabilities	61,771	77,726	82,130	159,701	25,758

Exchange Rate Information

We conduct substantially all of our operations in China. All of our revenue, costs and expenses are denominated in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.2000 to US$1.00, the noon buying rate in effect on June 30, 2015 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 23, 2015, the noon buying rate was RMB6.3488 to US$1.00.

The following table sets forth information concerning the rates of exchange of US$1.00 into RMB for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Year ended	Period end	Average(1)	Low	High
	(RMB per US$1.00)
June 30, 2011	6.4635	6.6135	6.8102	6.4628
June 30, 2012	6.3530	6.3430	6.4720	6.2790
June 30, 2013	6.1374	6.2312	6.3879	6.1213
June 30, 2014	6.2036	6.1448	6.2591	6.0402
June 30, 2015	6.2000	6.1860	6.2741	6.1107

Month
April 2015	6.2018	6.2010	6.2185	6.1927
May 2015	6.1980	6.2035	6.2086	6.1958
June 2015	6.2000	6.2052	6.2086	6.1976
July 2015	6.2097	6.2085	6.2097	6.2008
August 2015	6.3760	6.3383	6.4122	6.2086
September 2015	6.3556	6.3676	6.3836	6.3544
October (through October 23, 2015)	6.3488	6.3516	6.3591	6.3417

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

We may be unable to charge tuition at a sufficient level to be profitable or raise tuition as planned.

Our results of operations are affected by the pricing of our educational programs. We charge tuition based on a student’s grade level and whether the student attends our basic educational program or international program. Tuition we charge includes courses, books, boarding, extracurricular activities and other school services. Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our educational programs, the cost of our educational services and the tuition and the fees charged by our competitors. Although we have been able to increase tuition in the past, there is no guarantee that we will be able to maintain or increase our tuition in the future.

In addition, the tuition we charge for some of our education programs is subject to regulatory restrictions. See “–—The tuition, accommodation and other fees charged by our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled.” Furthermore, the tuition we charge is subject to a number of other factors beyond our control such as the perception of our brand, the academic success of our students, our ability to hire qualified teachers and economic conditions generally and particularly in Zhuji city, where our schools are located. Any significant deterioration in these factors could have a material adverse effect on our ability to charge tuition at a sufficient level for us to be profitable.

We may fail to continue to attract and retain students in our schools.

The success of our business largely depends on the number of students enrolled in our current schools and in any new schools we may establish or acquire in the future, as well as on the amount of tuition our students and parents are willing to pay. Therefore, our ability to continue to attract students to enroll in our schools is critical to the continued success and growth of our business. The success of our efforts to enroll students will depend on several factors, including without limitation our ability to:

•	enhance existing programs to respond to market changes and student demands;

•	develop new programs that appeal to our students;

•	expand our geographic reach;

•	manage our growth while maintaining the consistency of our teaching quality;

•	effectively market our schools and programs to a broader base of prospective students;

•	develop and license additional high-quality educational content; and

•	respond to the increasing competition in the market.

In addition, local and provincial government authorities may impose restrictions on the number of students we can recruit or the areas in which we can recruit students. Our business, financial condition and results of operations could be materially and adversely affected if we cannot maintain or increase our enrollment as we expand our programs.

We may fail to continue to attract and retain teachers and we may not be able to maintain consistent teaching quality throughout our schools.

Our teachers are critical to maintaining the quality of our educational programs and services, and to maintaining our brand and reputation. We must continue to attract qualified teachers who have a strong command of their subject areas and who meet our qualifications. Currently, there is a well-publicized nationwide shortage of teachers and other educational professionals in the PRC. There are also a limited number of teachers in China with the necessary experience, expertise and qualifications that meet our requirements. We also must provide competitive compensation packages to attract and retain qualified teachers.

Our teacher retention rates as of June 30, 2013, 2014 and 2015 were 88.4%, 91.6% and 97.6%, respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period). In addition, we plan to increase the proportion of students enrolled in our international program and increase course offerings. Doing so will require a greater number of teachers from overseas. As the market for qualified foreign teachers is extremely competitive, we cannot guarantee that we can maintain or increase our number of foreign teachers. Shortages of qualified teachers, or significant decreases in the quality of our educational programs and services, whether actual or perceived in one or more of our schools, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. In addition, we may not be able to hire and retain enough qualified teachers to maintain consistent teaching quality in different locations should we establish and/or acquire additional schools as anticipated. Further, any inability to retain teachers may adversely affect our Hailiang brand and significantly increasing teacher salaries may have a material adverse effect on our business, financial condition and results of operations.

Our students’ academic performance may fall and satisfaction with our educational services may otherwise decline.

The success of our business depends on our ability to deliver a satisfactory learning experience and ensure the academic performance of our students. Our schools may not be able to meet students’ and parents’ expectations for academic performance or help them achieve their college admissions goals. A student may not experience expected academic improvement and his or her performance may otherwise decline significantly due to reasons beyond our control. There is no assurance that we can provide learning and school experiences that are satisfactory to all of our students. Student and parent satisfaction with our services may decline. We may also experience negative publicity or a decrease in word-of-mouth referrals. In addition, we cannot ensure that our students will be accepted to universities at rates we have experienced in the past, and parents and students may not be satisfied with our ability to help students gain admission to universities. Any such negative developments could result in a student’s withdrawal from our schools. Although we have not experienced any significant school withdrawals in the past, if our student retention rate decreases significantly or if we otherwise fail to continue to attract and recruit students, our business, financial condition and results of operations may be materially and adversely affected.

Our historical results, growth rates and profitability may not be indicative of our future performance.

We have experienced growth in revenue in recent years. Our historical growth was driven by both the expansion of our existing schools as well as by our acquisition of an additional school in 2009. In addition, our growth in the past three fiscal years was primarily driven by the increase in levels of tuition and fees we charge our students.

Our financial condition and results of operations may fluctuate due to a number of other factors, such as expansion and related costs in a given period, our ability to maintain and increase our profitability and to enhance our operational efficiency, increased competition and market perception and acceptance of any newly introduced educational programs in any given year. In addition, while we plan to increase the proportion of our students enrolled in our international program, there is no guarantee that we will be able to do so successfully. Furthermore, we may not be successful in continuing to increase the number of students admitted to the schools we operate, and we may not be as successful as we expect in identifying and acquiring additional schools.

We may not sustain our past growth rates in future periods, and we may not sustain profitability on a quarterly or annual basis in the future. Our historical results, growth rates and profitability may not be indicative of our future performance. Our ADSs could be subject to significant price volatility should our earnings fail to meet the expectations of the investment community. Any of these events could cause the price of our ADSs to materially decrease.

If fewer Chinese students choose to study abroad, especially in the United States, Canada and the United Kingdom, demand for our international program may decline.

One of the principal drivers of the growth of our international program is the increasing number of Chinese students who choose to study abroad, especially in the United States, Canada and the United Kingdom, reflecting the growing demand for higher education in overseas countries by Chinese students. As such, any restrictive changes in immigration policy, terrorist attacks, geopolitical uncertainties and any international conflicts involving these countries could increase the difficulty for Chinese students to obtain student visas to study overseas, or decrease the appeal of studying in such countries to Chinese students. Any significant change in admission standards adopted by overseas educational institutions could also affect the demand for overseas education by Chinese students. If overseas educational institutions significantly reduce their reliance on or acceptance of admission and assessment tests, such as TOEFL, IELTS or the Scholastic Assessment Test, or the SAT, the difficulty for Chinese students to meet the new admission standards could significantly increase, which could in turn negatively affect the demand for overseas education by Chinese students. Additionally, Chinese students may also become less attracted to studying abroad due to other reasons, such as improving domestic educational or employment opportunities associated with increased economic development in China. These factors could cause declines in the demand for our international program, which may adversely affect our revenue and profitability.

The tuition, accommodation and other fees charged by our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled.

The regulatory authorities in China, at both the national and local levels, have broad powers to regulate the tuition, accommodation and other fees charged by K-12 schools as well as the student enrollment levels at these schools. As a result, new regulations could adversely impact the tuition, accommodation and other fees we may charge for our school programs and the level of student enrollment at our schools. In particular, the regulatory authorities impose a maximum ceiling on the amount of tuition we can charge. For example, the most recent ceiling on the amount of tuition and boarding expenses we can charge was set out by the Zhuji branch of the Ministry of Education, or the MOE, in November 2012, which sets forth the maximum amounts of tuition and boarding expenses for primary school, middle school and high school as RMB31,000 per student, RMB33,000 per student and RMB35,000 per student, respectively. In the 2013/2014 school year, we charged an average tuition per student for the primary school, middle school and high school education under our basic educational program of RMB24,812, RMB23,269 and RMB26,509, respectively. In addition, pursuant to the registration documents filed with local authorities for the 2013/2014 school year, we reported to the regulatory authority that we would charge RMB50,000 to RMB60,000 per student for our international program. In the 2014/2015 school year, we charged an average tuition per student for the primary school, middle school and high school education under our basic educational program of RMB25,354, RMB23,723 and RMB25,683. In addition, pursuant to the registration documents filed with local authorities for the 2014/2015 school year, we reported to the regulatory authority that we would charge RMB50,000 to RMB60,000 per student for our international program. There is currently no maximum amount set for our kindergarten or international program. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education—The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004).” In addition, the Zhejiang provincial government has set a maximum number of high school students we can admit from cities other than Zhuji in Zhejiang province to our basic educational program, after consultation with us. In the 2014/2015 school year, the maximum number of such high school students was set at 2,300 for Zhuji Private High School and 1,000 for Tianma Experimental School. We generally recruit students at the maximum level set by the government in Zhejiang province and additional students from other provinces. We may not admit more than the number that is approved by the regulatory authority. There is currently no limit as to the number of students we may admit for our kindergarten and international program. In light of the significant increase in tuition and other education-related fees in recent years, regulatory authorities may impose stricter price control on educational charges in the future. As part of their efforts to regulate the private education industry, they may also impose stricter student annual enrollment quotas. If the fees were to decrease or were not allowed to increase in line with increases in our costs, or if student enrollment at our private K-12 schools were otherwise restricted, our business, financial condition and results of operations may be materially and adversely affected.

We are exposed to concentration risks as all of our schools are currently located in a single city.

Our three schools are currently located in Zhuji city in Zhejiang province. While we hope to expand into other cities in the future, we anticipate that the vast majority of our business operations in the short-term will be concentrated in Zhuji city. As such, any material adverse social, economic or political development, or any natural disaster or epidemic affecting that region could have a material and adverse effect on our business, financial condition and results of operations. We would also be materially and adversely affected if new regulations relating to the private K-12 education business were adopted in Zhejiang province or Zhuji city that placed additional restrictions or burdens on us.

In addition, because we currently operate only three schools, any material negative development with respect to any of these schools could have a material adverse effect on our business, financial condition and results of operations as a whole.

Our business depends on the strength of our Hailiang brand in the market.

Our business operation and future growth are highly dependent on the awareness and recognition of our Hailiang brand. We believe that maintaining and enhancing the Hailiang brand is critical to our competitive advantage and to the growth of our business. The consistency and quality of our educational programs and services are critical to our brand and reputation. As we continue to grow in size, and expand our presence and geographical reach, it may be more challenging to maintain the quality and consistency of our services. Any negative publicity about our programs, services or schools, regardless of its veracity, could harm our brand image. In addition, in order to retain existing students and attract new students as well as to recruit and to retain qualified teachers, we plan to continue to make significant expenditures maintaining and enhancing our positive brand image and brand loyalty. See “Item 4. Information on the Company—B. Business Overview—Marketing” for a description of such efforts. We may not be able to successfully execute our brand promotion plan and as a result, our reputation and business may be materially and adversely affected.

The private for-profit K-12 education business is relatively new and may not gain wide acceptance in China.

Our future is highly dependent upon the acceptance, development and expansion of the market for private for-profit K-12 educational services in China. The private for-profit K-12 educational services market started to develop in the early 1990s and has grown significantly due to favorable policies enacted by the Chinese government. Zhuji Hailiang Foreign Language School, our first private K-12 school, was established in 1995. In 1997, the State Council of the PRC promulgated the first regulation to promote the private education industry in China. However, private educational services on a for-profit basis were not permitted in China until 2003 when the Law of the People’s Republic of China on the Promotion of Privately-run Schools became effective. Our three schools, namely Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School, are among the earliest private schools in China to operate on a for-profit basis.

The development of this market has been accompanied by significant press coverage and public debate concerning the management and operation of private for-profit schools. Significant uncertainty remains in China as to public acceptance of this business model. In addition, there is significant uncertainty relating to the application and interpretation of PRC law as it relates to the promotion of the private for-profit education industry. For example, certain favorable policies referenced in PRC law are available to private schools, such as preferential tax treatment. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard. If this business model fails to gain wide acceptance among the general public, especially among students and their parents, or if the favorable regulatory environment otherwise changes in the future, we may be unable to grow our business and the market price of our ADSs could be materially and adversely affected.

We may fail to successfully develop and introduce new educational services and programs.

One of our growth strategies is to continue to maintain and introduce diversified educational programs. We may also need, from time to time, to introduce additional educational services and programs to meet market demand. The future success of our business depends partly on our ability to develop new educational services and programs. The planned timing or introduction of new educational services and programs is subject to risks and uncertainties. Actual timing may differ materially from any originally proposed timeframes. Unexpected operational, technical or other issues could delay or prevent the introduction of one or more of our new educational services or programs. In addition, significant investment of human capital, financial resources and management time and attention may be needed based on a particular feature of our newly introduced educational programs. If we fail to manage the expansion of our portfolio of educational programs efficiently and cost-effectively, our business could be negatively affected. Moreover, we cannot assure you that any of our new services and programs will achieve market acceptance or generate incremental revenue or that our operation of such new services or programs will comply with our business scope or applicable licensing requirements. If our efforts to develop, market and sell our new educational services and programs to the market are not successful, our business, financial position and results of operations could be materially and adversely affected.

We may not be able to continually enhance our educational services and adapt them to rapid pedagogical innovations and evolving test methods and student needs and preferences.

The quality of our educational services and student and parent satisfaction are vital to the success of our business. The educational services market is characterized by rapid pedagogical innovations and evolving test methods and student needs and preferences. We must quickly identify areas for changes, improvements and enhancements of our programs and services to adapt to any pedagogical innovation, changes in test methods and curriculum and evolving student needs and preferences.

For example, a significant part of our educational services focuses on middle school and high school education. There are continual changes in the focuses of the subjects and questions tested on standardized tests, such as the Zhongkao and the Gaokao, the two most significant tests for Chinese students. These tests are administered by local government authorities and are critical in determining admission into high school, in the case of the Zhongkao, and college, in the case of the Gaokao. The format of these tests and the manner in which such standardized tests are administered are also changing, especially in Zhejiang province, one of the pioneers in educational reform and innovation. In particular, in 2009, Zhejiang Province implemented its new Gaokao regime, where two new types of evaluations, namely the High School Graduation Exam and the Comprehensive Quality Evaluation, were incorporated into the undergraduate admission process. The new regime also allowed universities to use their self-designed tests, as opposed to the standard tests designed by the government, in their admission process. In addition, on a national level, some top universities in China, including Tsinghua University and Peking University, have been allowed to recruit a certain percentage of students through independently administered tests and admission procedures in recent years. While college applicants are still required to have a Gaokao score above a certain threshold, the Gaokao scores for these applicants will not be the sole determining factor in the admission process. In 2009, 76 universities and colleges were allowed to recruit students through independently administered tests and admission procedures according to a notice promulgated by the MOE on December 12, 2008. The number of such universities and colleges in 2015 is 77.

These changes require us to continually update and enhance our curriculum, educational materials and our teaching methods. Any inability to track and respond to changes in the educational field in a timely and cost-effective manner would make our educational services and programs less attractive to students, which may materially and adversely affect our students’ academic performance, our reputation and ability to continue to attract and retain students. Furthermore, we understand that PRC regulatory authorities have reformed and may continue to reform the K-12 curriculum we are required to teach at our schools. Therefore, school curriculum will likely undergo changes and our services, programs and educational materials will need to adapt to such changes.

We may not be able to adapt to these planned changes, enhancements and developments in a timely and cost-effective manner. If changes to our programs and services are delayed or are not aligned with changes in market expectations, needs or preferences, we may lose market share, and our business, financial condition and results of operations could be materially and adversely affected.

We face significant competition and we may fail to compete effectively.

The private K-12 education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. See “Item 4. Information on the Company—B. Business Overview—Competition” for more information relating to the competitive landscape of the industry in which we compete. Competition could result in loss of market share and revenue, lower profit margins and limitations on our future growth. Some of our competitors, particularly public schools, have governmental support in forms of government subsidies and other payments or fee reductions. These competitors may devote greater resources, financial or otherwise, than we can to student recruitment, campus development and brand promotion and respond more quickly than we can to changes in student demands and market needs. Our student enrollment and retention may decrease due to intense competition. We may be required to reduce tuition and other fees or increase spending in response to competition in order to attract or retain students or pursue new market opportunities. As a result, our revenue, profit and profit margin may decrease. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise fail to respond to competitive pressures effectively, we may lose market share and our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to manage our business expansion and strategic acquisitions effectively.

We plan to continue to expand our presence through organic growth and strategic acquisitions. In particular, to support our continued growth and to strengthen our market share in the region in which we currently operate, we need to establish or acquire new schools. We also need to establish or acquire new schools in other regions to expand geographically. Expansion has resulted, and will continue to result, in substantial demands on our management and on our operational, technological and other resources. To manage our expected growth, we will be required to expand our existing managerial, operational, technological and financial systems. We also need to expand, train, manage and retain our growing employee base. Significant financial resources may also be needed to support our planned growth. We cannot assure you that our current and planned managerial, operational, technological and financial systems will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel. There is no assurance that we will obtain financial resources at commercial terms that are acceptable to us on a timely basis, or at all, to support our planned growth. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

In addition, as a core part of our growth strategy, we intend to pursue selective strategic acquisitions and maximize synergies through integration of acquired entities. Our strategic acquisitions involve substantial risks and uncertainties, including:

•	our ability to identify and acquire targets in a cost-effective manner;

•	our ability to obtain approval from relevant government authorities for the acquisitions and to comply with applicable rules and regulations for acquisitions, including those relating to the transfer of school properties and facilities relating to the acquisitions;

•	our ability to obtain financing to support our acquisitions;

•	our ability to generate sufficient revenue to offset the costs and expenses of acquisitions, including the possibility of failure to achieve the intended revenue and other benefits expected from the acquisitions;

•	potential ongoing financial obligations in connection with the acquisitions, including any expenses in connection with impairment of goodwill recognized in connection with the acquisitions and potential unforeseen or hidden liabilities of any acquired entity, such as litigation claims or tax liabilities;

•	the diversion of resources and management attention from our existing businesses; and

•	potential loss of, or harm to, employee or customer relationships as a result of ownership changes in the acquired entities.

If any one or more of these risks or uncertainties materializes or if any of the strategic objectives we contemplate are not achieved, our strategic acquisitions may not be beneficial to us and may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully integrate businesses that we acquire, which may cause us to lose anticipated benefits from such acquisitions and to incur significant additional expenses.

One of our growth strategies is to grow by acquisitions of additional schools. It is challenging to integrate business operations and management philosophies of acquired schools. The benefits of our future acquisitions depend in significant part on our ability to integrate management, operations, technology and personnel. The integration of acquired schools is a complex, time-consuming and expensive process that, without proper planning and implementation, could significantly disrupt our business and operations. The main challenges involved in integrating acquired entities include the following:

•	consolidating service and product offerings;

•	retaining qualified education professionals of any acquired entity;

•	consolidating and integrating corporate information technology and administrative infrastructure;

•	ensuring and demonstrating to our students and their parents that the acquisitions will not result in any adverse changes to our brand image, reputation, service quality or standards;

•	preserving strategic, marketing or other important relationships of any acquired entity and resolving potential conflicts that may arise with our key relationships; and

•	minimizing the diversion of our management’s attention from ongoing business concerns.

We may not successfully integrate our operations and the operations of schools we acquire in a timely manner, or at all, and we may not realize the anticipated benefits or synergies of the acquisitions to the extent, or in the timeframe, we anticipated, which may have a material adverse effect on our business, financial condition and results of operations.

Any deterioration in our relationships with providers of international educational services may adversely affect our business.

We have entered into cooperative relationships with various overseas schools and institutions to provide resources for our international program. We derive direct benefits from these relationships such as the ability to offer more diverse programs and classes and the ability to charge a premium for the programs we teach with other educational service providers. We also derive indirect benefits from these relationships such as enhancement of our Hailiang brand and reputation, and exposure to overseas educational methods and experiences.

If our relationships with any of these educational service providers deteriorate or are otherwise damaged or terminated, or if the benefits we derive from these relationships diminishes, whether as a result of our own actions, actions of any third-party, including our competitors, or of regulatory authorities or other entities beyond our control, our business, prospects, financial condition and results of operations would be harmed.

We must regularly apply for licenses to operate our schools and any failure to secure a license could adversely impact our business.

Every five years we must apply to the Zhuji Municipal Education Bureau to renew the licenses to operate our schools. The licenses for operating our three schools will expire in November 2016. While we anticipate that we will be able to renew such licenses, there can be no assurance that such licenses will be renewed as a matter of course and that new conditions will not be imposed in connection therewith. Any failure to obtain the proper licenses would have a material adverse effect on our business, results of operations and financial condition.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, primarily due to seasonal changes in service days and student enrollments. We recognize revenue from the delivery of educational services on a straight-line basis over the school year. However, our costs and expenses, vary significantly and do not necessarily correspond with our recognition of revenue. We expect quarterly fluctuations in our revenue and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs.

Our business depends on the continuing services of our senior management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team. Competition for experienced management personnel in the private K-12 education market is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. If one or more of our senior executives or other key personnel, including the principals of our schools, are unable or unwilling to continue their services, we may not be able to replace them in a cost-efficient and timely manner, or at all. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers and we may not be able to maintain or recruit students. If any such negative development occurs, our business may be materially disrupted and our financial condition and results of operations may be materially and adversely affected.

We may not be able to renew leases, control rent increases at our existing schools or obtain leases for new schools at reasonable terms.

We lease real properties used by our schools with a total combined gross floor area and site area of approximately 270,000 square meters from Zhejiang Hailiang which is controlled by Mr. Feng, our controlling shareholder. Historically, we paid RMB9.6 million, RMB9.6 million and RMB9.6 million (US$1.5 million) in rental for these properties which amounted to 2.2%, 2.1% and 1.9% of our revenue in the 2013, 2014 and 2015 fiscal years, respectively.

The terms of our current leases are for twenty years. All of our current leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease. Under the leasing agreements, we can terminate the lease at any time without cause, provided we notify the lessor in writing three months in advance. The lessor may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days or use of the properties for illegal activities. To terminate the leases for other causes, the lessor would have to give us written notice one year in advance and obtain our consent to such termination. However, there is no assurance that the lessor will observe its obligations under these leasing agreements. As a result, at the end of each year or the term of the lease, we may fail to reach an agreement for a rental price or otherwise fail to continue to lease the properties. We may be forced to relocate the affected operations to a new location, which could involve substantial rent increases and material business interruption.

In addition, we cannot assure you that the lessor has duly obtained the title certificates of the properties subject to our leases or otherwise has the right to lease the properties. In particular, as of June 30, 2015, the lessor has failed to provide title certificates to properties associated with Tianma Experimental School and Zhuji Hailiang Foreign Language School that have an aggregate gross site area of approximately 22,727 square meters, representing 8.4% of all of our leased properties as of the same date. If any of our leases were terminated as a result of challenges by third-parties or governmental authorities, we may be forced to relocate the affected operations and incur significant expenses. We might also be liable or incur costs associated with potential defects in the properties we lease. We may also be required to pay fines or damages as a result of our use of such properties. There is no assurance that we may find suitable replacement sites in a timely manner on terms acceptable to us.

Furthermore, we are in the process of negotiating the terms and conditions of the leasing arrangement for our new school campus, or the Hailiang Educational Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters with Zhejiang Hailiang. See “—There are risks associated with our use of the Hailiang Educational Park starting from the 2015/2016 school year” and “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.”

As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by or pending before any governmental authorities with respect to our leased properties. We have not received any notice of claim from any third-party for our use of such leased properties. However, if any of these risks materializes, our business, financial condition and results of operations may be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Properties and Facilities” for more information.

Accidents or injuries may occur at our schools, which could affect our reputation and student retention and enrollment.

We could be held liable for the accidents or injuries or other harm to students or other people at our schools, including those caused by or otherwise arising in connection with our school facilities or employees. We could also face claims alleging that we were negligent, provided inadequate maintenance to our school facilities or supervision to our employees and therefore should be held liable for accidents or injuries suffered by our students or other people at our schools. In addition, if any of our students commits acts of violence, we could face allegations that we failed to provide adequate security or were otherwise responsible for his or her actions. Our schools may be perceived to be unsafe, which may discourage prospective students from attending our schools. Although we maintain certain liability insurance, this insurance coverage may not be adequate to fully protect us from these kinds of claims. In addition, we may not be able to obtain liability insurance in the future at reasonable prices or at all. A liability claim against us or any of our employees could adversely affect our reputation and student enrollment and retention. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

There are risks associated with our use of the Hailiang Educational Park starting from the 2015/2016 school year.

Zhejiang Hailiang, a company controlled by our controlling shareholder, Mr. Feng, has nearly completed the construction of the Hailiang Educational Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters. Substantially all of the construction work for Hailiang Educational Park has been completed as of the date of this annual report, except for the multi-function sports center, the hotel and the student activity center. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.” In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Education Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses. We currently have no definitive plan regarding how we would use the old campus leased by Zhuji Hailiang Foreign Language School.

Zhuji Private High School entered into a Property Lease Cooperation Agreement with Zhejiang Hailiang, Hailiang Group and Mr. Feng on November 13, 2014. Under this agreement, Zhuji Private High School and Zhejiang Hailiang have agreed to enter into a lease agreement regarding the Hailiang Educational Park when Zhejiang Hailiang obtains the necessary approvals for the Hailiang Educational Park and the construction and the outfitting and improvement work have been substantially completed. If Zhejiang Hailiang and Zhuji Private High School fail to enter into such lease agreement by November 12, 2015, Zhejiang Hailiang will reimburse the prepayments made by Zhuji Private High School. The agreement also provides for undertakings from Hailiang Group and Mr. Feng that, upon such failure to reach a lease agreement, Hailiang Group and Mr. Feng will indemnify Zhuji Private High School for the amount it has not been reimbursed from Zhejiang Hailiang.

We are in the process of negotiating the terms and conditions of the leasing arrangement with Zhejiang Hailiang. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.” If we fail to reach an agreement on favorable terms with Zhejiang Hailiang, our business operation and financial condition may be materially and adversely affected.

In addition, Zhejiang Hailiang has not undertaken the final construction examination or made the relevant filings with the relevant authorities required upon completion of the construction of the Hailiang Educational Park. As a result, we have not received assurances on the quality of the construction of the facilities. Accordingly, we are subject to the risks that the owner may not have completed the construction of the facilities up to the regulatory standards, and that construction quality issues are more likely to exist.

There are certain other risks associated with the utilization of the Hailiang Educational Park, including:

•	construction quality issues;

•	greater time and resources may be required to utilize the Hailiang Educational Park than we currently estimate;

•	any dissatisfaction with the Hailiang Educational Park on the part of our students, teachers or parents could lead to lower student enrollment or teacher retention in the future;

•	the possibility that if there is no increase in enrollment or tuition, our profitability may be impaired, especially, if we are not able to utilize the old school campus of Zhuji Hailiang Foreign Language School; and

•	the possibility that the Hailiang Educational Park will be inadequate.

Capacity constraints of our school facilities could cause us to lose students to our competitors.

The educational facilities of our schools are limited in space and size. We may not be able to admit all qualified students who would like to enroll in our educational programs due to the capacity constraints of our current school facilities. Furthermore, absent additional acquisitions, we may not be able to expand our capacity at our current campuses or relocate to other facilities in the local area with more space. See “—There are risks associated with our use of the Hailiang Educational Park starting from the 2015/2016 school year.” If we fail to expand our physical capacity as quickly as the demand for our services grows, or if we otherwise fail to grow by establishing or acquiring additional schools and campuses, we could lose potential students to our competitors, and our results of operations and business prospects could suffer as a result.

We may not be able to adequately protect our intellectual property.

Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, third-parties may obtain and use our intellectual property without due authorization. The practice of intellectual property rights enforcement action by Chinese regulatory authorities is in its early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, there is no assurance that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

We may be exposed to infringement claims by third-parties, which, if successful, could cause us to pay significant damage awards.

We cannot assure you that materials and other educational content used in our schools and programs do not or will not infringe intellectual property rights of third-parties. As of June 30, 2015, we have not experienced any claims for intellectual property infringement. However, there is no guarantee in the future that third-parties will not claim that we have infringed on their proprietary rights. For example, our educational materials may include test questions that are developed based on actual questions of tests administered by third-parties or regulatory authorities, who may allege that our test questions infringe their copyrights. We may also use educational materials designed in conjunction with our overseas associates and we cannot guarantee that disputes will not arise over the intellectual property rights associated with these materials.

Although we plan to defend ourselves vigorously in any such litigation or legal proceedings, there is no assurance that we will prevail in these matters. Participation in such litigation and legal proceedings may also cause us to incur substantial expenses and divert the time and attention of our management. We may be required to pay damages or incur settlement expenses. In addition, in case we are required to pay any royalties or enter into any licensing agreements with the owners of intellectual property rights, we may find that the terms are not commercially acceptable and we may finally lose the ability to use the related content or materials, which in turn could materially affect our educational programs. Any similar claim against us, even without any merit, could also hurt our reputation and brand image. Any such event could have a material and adverse effect on our business, financial condition and results of operations.

We have limited insurance coverage with respect to our business and operations.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Item 4. Information on the Company—B. Business Overview—Insurance” for more information. We are exposed to risks including, but not limited to, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business-related insurance products. We do not have any business disruption insurance, product liability insurance or key-man life insurance. Any business disruption, litigation or legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources. Our business, financial condition and results of operations may be materially and adversely affected as a result.

A significant majority of our outstanding ordinary shares are held by our founder, Mr. Feng, and his interests may not be aligned with the interests of other holders of our ordinary shares and ADSs.

As of September 30, 2015, Mr. Feng beneficially owned approximately 87.6% of our total outstanding ordinary shares. As a result, Mr. Feng has significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval. These matters include mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might result in substantial reduction of the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Our founder, Mr. Feng, is also the founder, chairman and a major shareholder of Hailiang Group and its subsidiaries, with which we have entered into related party transactions. Mr. Feng may from time to time make strategic decisions that he believes is in the best interests of Hailiang Group as a whole, which may affect us or may not be aligned with the interests of other holders of our ordinary shares and ADSs. We may not be able to resolve any potential conflicts of interest and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

We deposit a certain amount of cash with related parties and are subject to credit risks of such related parties.

As part of our cash management policy, we have historically deposited and expect to continue to deposit a certain amount of cash generated from our private education business with Hailiang Finance, a related party finance company owned by Hailiang Group, in order to earn interest at market rates with flexible withdrawal terms on our deposits. In particular, based on our current policy, effective September 2014, such cash cannot exceed RMB152.0 million (US$24.5 million) unless otherwise approved by our audit committee, and such threshold may be amended from time to time. In September 2014, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee the timely return of our deposits on behalf of the finance company. As of June 30, 2015, the balance of deposits we had with Hailiang Finance amounted to RMB150.0 million (US$24.2 million).

We do not control nor are we informed of the use of deposits made with the finance company and are subject to credit risks of such finance company. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, there is no assurance that we will be able to successfully enforce the guarantee granted by Hailiang Group or Mr. Feng in the event that the finance company defaults on the return of such deposits. The credit profile of the finance company and guarantors may deteriorate and their ability to return such deposits may be impaired due to various reasons beyond our control, such as a slowdown in the PRC, regional or local economies, a material decrease of profitability or significant tightening of liquidity with respect to their respective businesses, loss or material deterioration of relationships with their respective key customers or suppliers, natural disasters or other force majeure events. Our financial condition and liquidity position could be materially and adversely affected if any of these occur and, as a result, our business and prospects would be materially and adversely affected.

Worsening economic conditions generally affecting the global or Chinese economy could adversely impact our business.

Beginning in 2008, there was a significant deterioration and instability in the U.S. and global economies. The recovery from such economic downturn has been negatively affected by various subsequent events, including the European sovereign debt crisis. The growth of the Chinese economy also slowed down significantly in 2009 and may slow again in the future. Since we derive substantially all of our revenue in China, any prolonged slowdown in the Chinese economy, or downturn affecting the global economy generally, may have a negative impact on our business, financial condition and results of operations. For example, student families may choose schools or programs with lower tuition and other fees, or otherwise decrease or delay their education spending. As a result, we may experience difficulty in recruiting and retaining students, or expanding our student base for our newly established or acquired schools. We may also need to reduce our tuition or other fees as a result of the general lower level of spending by Chinese students, especially those in the region in which we operate. The general economic downturn affecting the Chinese or global economy may also affect the attractiveness of our international program, which typically charges a higher level of fees for services associated with advanced studies in overseas educational institutions. Any such negative development could have a material and adverse effect on our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics or terrorist attacks in China.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the region in which we operate or those generally affecting China. If any of these occur, our schools and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such event. Our physical facilities may also be affected. In addition, any of these could adversely affect the Chinese economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations.

We are an “emerging growth company” and may not be subject to requirements that other public companies are subject to, which could harm investor confidence in us and our ADSs.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to our initial public offering in July 2015, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the years ended June 30, 2012, 2013 and 2014, we and our independent registered public accounting firm identified two material weaknesses as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communicating Internal Control Related Matters Identified in an Audit, or AU325, in our internal control over financial reporting as of June 30, 2014. The same material weaknesses were identified in connection with the audit of our consolidated financial statements as of and for the year ended June 30, 2015. The material weaknesses identified related to (i) lack of sufficient control as to the board or management approval on related party transactions, and (ii) insufficient resources for financial information processing and reporting and lack of appropriate IFRS knowledge. Following the identification of the material weakness and other control deficiencies, we have taken some measures and plan to continue to take all necessary measures to remedy these deficiencies. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” However, although we have carried out some measures to address these deficiencies in our internal control over financial reporting, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we may not conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending June 30, 2016. If we fail to remedy any material weaknesses or significant deficiencies identified, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur additional costs and use management and other resources in order to comply with Section 404. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting, and we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Relating to Our Corporate Structure

Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Our private educational service business is subject to extensive regulations in China. The Chinese government regulates various aspects of our business and operations, such as curriculum content, educational materials, standards of school operations, student recruitment activities and tuition and other fees. The laws and regulations applicable to the private education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively.

Foreign ownership in educational services is subject to significant regulations in China. The PRC government regulates the provision of educational services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Hailiang Consulting, is a foreign owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools with K-12 educational programs. Due to these restrictions, we conduct our private education business in China primarily through contractual arrangements among (i) Hailiang Consulting, our operating subsidiary in China, (ii) our affiliated entities, including Hailiang Investment and the schools controlled and held by Hailiang Investment, namely, Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School, and (iii) the shareholder of Hailiang Investment, namely Mr. Feng, who is also the founder of our group. We hold the required licenses and permits necessary to conduct our private education business in China through the schools controlled and held by Hailiang Investment. We have been and expect to continue to be dependent on our affiliated entities to operate our private education business.

If our ownership structure and contractual arrangements are found to be in violation of any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including—the MOE, which regulates the education industry in China, the Ministry of Commerce, or MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China—would have broad discretion in imposing fines or punishments upon us for such violations, including:

•	revoking the business and operating licenses of Hailiang Consulting and/or our affiliated entities;

•	discontinuing or restricting any related-party transactions between Hailiang Consulting and our affiliated entities;

•	imposing fines and penalties, or imposing additional requirements for our operations which we, Hailiang Consulting or our affiliated entities may not be able to comply with;

•	revoking the preferential tax treatment available to us;

•	requiring us to restructure the ownership and control structure or our current schools; or

•	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions.

As of the date of this annual report, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected.

The draft Foreign Investment Law proposes sweeping changes to the PRC foreign investment legal regime and will likely to have a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business.

On January 19, 2015, MOFCOM published a draft of the PRC Law on Foreign Investment (Draft for Comment), or the Foreign Investment Law, which is open for public comments until February 17, 2015. At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law, or the Explanatory Note, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises, or FIEs, primarily through contractual arrangements. The draft Foreign Investment Law is intended to replace the current foreign investment legal regime consisting of three laws: the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, as well as detailed implementing rules. The draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas. The proposed Foreign Investment Law is to regulate FIEs the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in a “Negative List.” Because the Negative List has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment (including our industry). The draft Foreign Investment Law also provides that only FIEs operating in industries on the Negative List will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIEs operating in industries on the Negative List may not be able to continue to conduct their operations through contractual arrangements.

The specifics of the draft Foreign Investment Law’s application to variable entity structures have yet to be proposed, but it is anticipated that the draft Foreign Investment Law will regulate variable interest entities. MOFCOM suggests both registration and approval as potential options for the regulation of variable entity structures, depending on whether they are “Chinese” or “foreign-controlled.” One of the core concepts of the draft Foreign Investment Law is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled”. This determination requires considering the nature of the investors that exercise control over the entity. “Chinese investors” are natural persons who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities. We are majority controlled by Mr. Feng, a PRC national; therefore, it increases the likelihood that our company may be deemed “Chinese” controlled. In its current form, the draft Foreign Investment Law will make it difficult for foreign financial investors, including private equity and venture capital firms, to obtain a controlling interest of a Chinese enterprise in a foreign restricted industry. However, under the proposed new law, we may no longer need to hold interests in our schools through contractual arrangements and may be able to have control through direct equity ownership.

There is substantial uncertainty regarding the draft Foreign Investment Law, including, among others, what the actual content of the law will be as well as the adoption timeline or effective date of the final form of the law. While such uncertainty exists, we cannot determine whether the new foreign investment law, when it is adopted and becomes effective, will not have a material positive or negative impact on our corporate structure and business.

We rely on contractual arrangements with Hailiang Investment and its shareholder for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with Hailiang Investment and its shareholder, Mr. Feng, our founder and our ultimate controlling shareholder, to operate our private education business. For a description of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company —C. Organizational Structure.” However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over Hailiang Investment and our schools. Any failure by our affiliated entities, including Hailiang Investment and our schools controlled and held by Hailiang Investment, and the shareholder of Hailiang Investment, to perform their obligations under the contractual arrangements would have a material adverse effect on the consolidated financial position and consolidated financial performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to be in violation of any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If government actions cause us to lose our right to direct the activities of our affiliated entities or our right to receive substantially all the economic benefits and residual returns from our affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our affiliated entities.

The shareholder of Hailiang Investment, namely Mr. Feng, our founder and our ultimate controlling shareholder, may not act in the best interests of our company.

Mr. Feng is the sole shareholder of Hailiang Investment. He is also the founder and ultimate controlling shareholder of our group. We cannot assure you that Mr. Feng will act in the best interests of our company. We rely on Mr. Feng to comply with the terms and conditions of the contractual arrangements. Although Mr. Feng is obligated to honor his contractual obligations with respect to our affiliated entities, he may nonetheless breach or cause Hailiang Investment to breach or refuse to renew the existing contractual arrangements that allow us to effectively exercise control over our affiliated entities and to receive economic benefits from them. If Mr. Feng does not honor his contractual obligations with respect to our affiliated entities, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in Hailiang Investment to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholder of Hailiang Investment, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements between our affiliated entities and us may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in the PRC, our affiliated entities and the shareholder of Hailiang Investment are not conducted on an arm’s-length basis and adjust the income of our affiliated entities through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of our affiliated entities. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be harmed if the tax liabilities of our affiliated entities materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through contractual arrangements with our affiliated entities and the shareholder of Hailiang Investment. As part of these arrangements, substantially all of our education-related assets that are important to the operation of our business are held by our affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant Administration of Industry and Commerce.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or affiliated entities. If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offering or other financing activities to make loans or additional capital contributions to our PRC subsidiary and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of our initial public offering or other financing activities, as an offshore holding company of our PRC subsidiary, we may (i) make loans to our PRC subsidiary and affiliated entities, (ii) make additional capital contributions to our PRC subsidiary, (iii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	loans by us to our wholly-owned subsidiary in China, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts;

•	loans by us to our affiliated entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts; and

•	capital contributions to our wholly-owned subsidiary must be approved by the MOFCOM or its local counterparts

In addition, on August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. The notice requires that the capital of a foreign-invested company settled in Renminbi converted from foreign currencies shall be used only for purposes within the business scope as approved by the applicable governmental authorities. Such loan may not be used for equity investments within the PRC unless such activity is set forth in the business scope or is otherwise permissible under PRC laws or regulations. In addition, SAFE strengthened its oversight of the flow and use of such capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not otherwise been used. Violations of Circular 142 will result in severe penalties including heavy fines. In order to further reform the foreign exchange administration system, SAFE issued the Circular on Reform of Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises on March 30, 2015, or Circular 19, which took effect from June 1, 2015 and replaced the SAFE Circular 142. Circular 19 allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operations and provides procedures by which a foreign-invested company may convert and use equity investments made in foreign currencies. Circular 19 also reiterates, however, the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be used, either directly or indirectly, for purposes beyond its business scope. Since Circular 19 was just promulgated, there are uncertainties as to how it will be interpreted and implemented in practice.

Furthermore, SAFE promulgated Circular 59 on November 9, 2010, which, among other things, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents, or otherwise approved by the board of directors. Accordingly, as we apply with SAFE to convert the proceeds from our initial public offering into Renminbi funds for use of such funds in the PRC, they need to be used in accordance with the section entitled “Use of Proceeds” included in our registration statement on Form F-1 (File Number 333-201263), as amended, or when the proposed use of the proceeds is inconsistent with what is set forth in the section entitled “Use of Proceeds” included in our registration statement on Form F-1 (File Number 333-201263), as amended, we need to submit a board resolution in relation to such proposed use of proceeds to SAFE and the settlement of foreign exchange for such use of proceeds must comply with PRC regulations in relation to foreign exchange.

Furthermore, SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Based on the version of Circular 45 made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties.

We expect that PRC laws and regulations may continue to limit our use of proceeds from our initial public offering or from other financing sources. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our entities in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Risks Relating to Doing Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the educational services market, which could harm our business.

Substantially all of our operations are conducted in China, and substantially all of our revenue is derived from China. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China or the market for educational services, which could harm our business.

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our educational services depends, in large part, on economic conditions in China. Any significant slowdown in China’s economic growth may cause our potential students to delay or cancel their plans to enroll in our schools, which in turn could reduce our revenue. In addition, any sudden changes to China’s political system or the occurrence of social unrest could have a material and adverse effect on our business, prospects, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections.

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

Any increase in applicable corporate income tax rates or the discontinuation of any preferential tax treatments currently available to us may result in our significantly higher tax burden or the disgorgement of any benefits we enjoyed in the past, which could in turn negatively affect our business, financial condition and results of operations.

Under the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. All of our schools are schools requiring reasonable returns. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard. Our three schools have historically enjoyed tax preference policies for enterprise income tax and business tax since their establishment. On December 31, 2013, we received confirmation letters from the Zhuji Municipal Office of the State Administration of Taxation and the Zhuji Municipal Local Tax Bureau for each of our schools which stated that (i) since its establishment, each school has been exempt from taxation, (ii) since its establishment, each school has been in compliance with applicable tax laws, and (iii) no enforcement action or penalty will be imposed with respect to the preferential tax treatment enjoyed by each school. Our PRC counsel has confirmed that this tax exemption is not contrary to PRC tax laws.

Preferential tax treatments granted to us by local governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income. In addition, we may not be granted preferential tax treatment by the local governments of additional regions into which we may expand. Any such negative development could have a material and adverse effect on our business, financial condition and results of operations.

Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The PRC Enterprise Income Tax Law, or the New EIT Law, and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the New EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” It is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within the PRC and be subject to PRC withholding tax. This could have a material and adverse effect on the value of your investment in us and the price of our ADSs.

There are significant uncertainties under the New EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the New EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status.

Under applicable tax laws and regulations, we are required to apply for approvals from local tax authorities before we can enjoy any benefits under such taxation treaties relating to the 5% withholding tax rate which we have not undertaken. Hailiang Consulting will apply for such approvals when it intends to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from Hailiang Consulting.

Our affiliated entities may be subject to significant limitations on their ability to engage in the private education business or make payments to related parties and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

Under the laws and regulations governing private education in China, a private school may elect to be a school that does not require “reasonable returns” or a school that requires “reasonable returns.” At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrading of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school. All of our schools, which are private schools that require reasonable returns, currently comply with the existing laws and regulations regarding the allocation of development funds. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition fees, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a clear guideline for determining “reasonable returns.” In addition the current PRC laws and regulations do not set forth any different requirements for the management and operations of private schools that elect to require reasonable returns as compared to those that do not. However, new laws or regulations might be adopted or introduced to impose significant limitations on the ability of our schools to operate their businesses, charge course fees or make payments to related parties, such as to Hailiang Consulting for services received. In addition, new guidelines or formulas could be adopted to specify the way of calculating “reasonable returns.” We cannot predict the timing and effects of any such new laws and regulations. Changes in PRC laws and regulations governing private education businesses as conducted by our affiliated entities could have a material and adverse effect on our business, financial condition and results of operations.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests in a PRC resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the foreign investor shall report the Indirect Transfer to the competent PRC tax authority. The PRC tax authority will examine the nature of such Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to reduce, avoid or defer PRC taxes, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer such that gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective from January 1, 2008. There is uncertainty as to the application of Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are not formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. As a result, we and our non-resident investors may have the risk of being taxed under Circular 698 and may be required to spend valuable resources to comply with Circular 698 or to establish that we or our non-resident investors should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Substantially all of our revenue is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

Hailiang Consulting is permitted to declare dividends to our offshore subsidiary holding its equity interest, convert the dividends into a foreign currency and remit to its shareholder outside of the PRC. In addition, in the event that Hailiang Consulting liquidates, proceeds from the liquidation may be converted into foreign currency and distributed outside of China to our overseas subsidiary holding its equity interest. Furthermore, in the event that Hailiang Investment liquidates, Hailiang Consulting may, pursuant to a power of attorney it has entered into with Mr. Feng, require Hailiang Investment to pay and remit the proceeds from such liquidation to Hailiang Consulting. Hailiang Consulting then may distribute such proceeds to us after converting them into foreign currency and remit them outside of China in the form of dividends or other distributions. Once remitted outside of the PRC, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

Other than the above distributions by and through Hailiang Consulting which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated revenue generated by our affiliated entities for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated revenue generated by our affiliated entities not paid to Hailiang Consulting and revenue generated by Hailiang Consulting not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected. In addition, there is no assurance that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiary in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. Hailiang Consulting’s income in turn depends on the service fees paid by our affiliated entities. Current PRC regulations permit our subsidiary in China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, Hailiang Consulting may only distribute dividends after it has made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, each of our schools that are private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools, each of which is a private school that requires reasonable returns, are required to allocate no less than 25% of their annual net income for such purposes. Furthermore, if our subsidiaries or our affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, various factors, such as changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005 though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar.

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we received from our initial public offering or that we will receive from future offerings or financings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of our ADSs in U.S. dollars without giving effect to any underlying change in our business or results of operations.

We might have been required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the Nasdaq Global Market.

On August 8, 2006, six PRC regulatory authorities, including the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, State Administration for Industry and Commerce of PRC, or SAIC, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules. This regulation, among other things, requires that the listing and trading on an overseas stock exchange of securities in an offshore special purpose vehicle formed for purposes of holding direct or indirect equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals be approved by the CSRC. On September 21, 2006, the CSRC published on its official website the procedures for such approval process. In particular, certain documents are required to be filed with the CSRC as part of the approval procedures and it could take several months to complete the approval process.

While the implementation and interpretation of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, that approval by the CSRC was not required for our initial public offering because we are not a special purpose vehicle formed or controlled by PRC companies or PRC individuals as defined under the M&A Rules. However, we cannot assure you that the relevant PRC regulatory authorities, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory authority subsequently determines that we needed to obtain the CSRC’s approval for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory authorities. In such event, these regulatory authorities may, among other things, impose fines and penalties on or otherwise restrict our operations in the PRC or delay or restrict any remittance of the proceeds from our initial public offering into the PRC. Any such or other actions taken could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. In addition, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to approval by the MOFCOM. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by the MOFCOM. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

There is significant uncertainty regarding the interpretation and implementation of these regulations relating to merger and acquisition activities in China. In addition, complying with these requirements could be time-consuming, and the required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in China. As a result, our ability to seek growth through acquisitions may be materially and adversely affected.

In addition, if the MOFCOM determines that we should have obtained its approval for our entry into contractual arrangements with our affiliated entities and the shareholder of Hailiang Investment, we may be required to file for remedial approvals. There is no assurance that we would be able to obtain such approval from the MOFCOM. We may also be subject to administrative fines or penalties by the MOFCOM that may require us to limit our business operations in the PRC, delay or restrict the conversion and remittance of our funds in foreign currencies into the PRC or take other actions that could have material and adverse effect on our business, financial condition and results of operations.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since SAFE Circular No. 37 was recently issued, there remains uncertainty with respect to its implementation. We have requested PRC residents who we know currently hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. As advised by AllBright Law Offices, our PRC legal counsel, as of the date of this annual report, such PRC residents have duly made such applications, filings and amendments as required by SAFE Circular No. 75, the predecessor regulation of SAFE Circular No. 37. Such applications, filings and amendments were made pursuant to SAFE Circular No. 75 before SAFE Circular No. 37 went into effect. However, SAFE Circular No. 37 shall apply to any subsequent amendments made by Mr. Feng after the effective date of SAFE Circular No. 37. As of the date of this annual report, to the best of our knowledge, Mr. Feng is not required to make any amendment under SAFE Circular No. 37. However, we cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If they fail to make or update the registration, our PRC subsidiary could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiary’s ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Labor contract laws in China may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based on the mandatory requirement age. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.6%, and 2.0% in 2012, 2013 and 2014, respectively. China’s overall economy and the average wage in the PRC are expected to continue to grow. Future increases in China’s inflation and material increases in the cost of labor may materially and adversely affect our profitability and results of operations unless we are able pass on these costs to our students by increasing tuition.

Our independent registered public accounting firm may be temporarily suspended from practicing before the Securities and Exchange Commission, or the SEC, if unable to continue to satisfy SEC investigation requests in the future. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our stock.

Substantially all of our operations are located in China. Our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report are located in China, and substantially all audit procedures are taken place within China’s borders. The Public Company Accounting Oversight Board, or the PCAOB, is currently unable to conduct inspections in China or review audit documentation located within China without the approval of Chinese authorities.

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm’s network, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. In February 2015, the Chinese member firms of the “Big Four” accounting firms reached a settlement with the SEC over the dispute in relation to access to such accounting firms’ audit documents. As part of the settlement, each Chinese member firms of the “Big Four” accounting firms will pay US$500,000 to the SEC while Chinese member firms of the “Big Four” accounting firms will not be suspended from practicing before the SEC unless it fails to comply with certain compliance and cooperation requirements from the SEC.

If the settlement terms are not adhered to, Chinese member firms of “Big Four” accounting firms may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent auditor to replace our independent auditor. A delinquency in our filings with the SEC may result in the initiation of the delisting procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospect.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report include audit documentation located in China. PCAOB currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in this annual report filed with the SEC. As auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, work papers located in China are not currently inspected by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. However, the PCAOB is currently unable to inspect an auditor’s audit work related to a company’s operations in China and where such documentation of the audit work is located in China. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditors through such inspections.

The inability of the PCAOB to conduct inspections of our auditors’ work papers in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Relating to our Ordinary Shares and ADSs

The market price for the ADSs may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NASDAQ Global Market on July 7, 2015, the trading price of our ADSs has ranged from US$7.34 to US$12.50 per ADS, and the last reported trading price on October 27, 2015 was US$9.30 per ADS. The market price of the ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	changes in the general environment and the outlook of the education industry;

•	regulatory developments in the education industry;

•	actual or anticipated fluctuations in our quarterly or annual results of operations;

•	changes in financial estimates by securities research analysts or the failure by securities research analysts to cover our ADSs after the listing;

•	negative market studies or reports;

•	changes in performance and valuation of our peer or comparable companies;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	changes in our senior management;

•	sales or anticipated sales of additional ordinary shares or ADSs; and

•	fluctuations in the exchange rate between the Renminbi and the U.S. dollar.

In addition, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the ADSs.

Substantial future sales of our ADSs or the anticipation of future sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All of our outstanding ADSs are freely transferable without restriction or additional registration under the Securities Act and are available for sale upon the expiration of the lock-up period ending 180 days after the closing of our initial public offering, subject to certain restrictions. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter. Sales of these shares into the market could cause the market price of our ADSs to decline.

We may need additional capital, and the sale of additional equity or debt securities would result in additional dilution to our shareholders and restrictions on our business and operations.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for more than the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows, general market conditions for capital-raising activities, and economic, political and other conditions in China and elsewhere. We cannot assure you that if we need additional cash financing it will be available in sufficient amounts or on terms acceptable to us, if at all.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the price of our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties, or at our reasonable written request. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it necessary or advisable to do so in good faith, because of any requirement of law or of any government or governmental body or commission or securities exchange on which our ADSs are listed, or under any provision of the deposit agreement, or for any other reason.

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, imposes various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs and has made and will continue to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We will cease to qualify as an “emerging growth company” on the earliest of (i) the last day of the fiscal year in which we had US$1.0 billion or more in annual gross revenue, (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering, (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” under the Exchange Act.

In addition, we have incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We expect these rules and regulations to increase our legal and financial compliance costs, but we cannot predict or estimate the additional costs or the timing of additional costs we may incur.

Shareholders of a public company often bring securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and are not required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. If we do not qualify as a foreign private issuer in the future, we will be required to comply fully with the reporting requirements of the Exchange Act applicable to US domestic issuers, and we will incur significant legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are permitted to, and we may rely on exemptions from certain Nasdaq Global Market corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares and ADSs.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. There were three independent directors out of our total seven directors of the board during the period from June 2015 to October 2015. As a result of resignations of Mr. Jin Xie and Mr. Yejun Yu effective on October 10, 2015 from our board of directors, currently a majority of our board members are independent. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our currently effective amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

•	provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

The depositary may give us a discretionary proxy to vote the ordinary shares represented by the ADSs.

The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose or the instructions fail to specify the manner in which the depositary is to vote, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares. The effect of this discretionary proxy is that if you do not give voting instructions, you cannot prevent the ordinary shares underlying your ADSs from being voted, except in the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date. However, there is no guarantee that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third-parties, will not have the opportunity to exercise a right to vote.

Upon receipt of notice of a shareholders meeting from us, the depositary will distribute to registered holders of ADSs a notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that, subject to limited exceptions, such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in a rights offerings we make and may experience dilution in their holdings as a result.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. In these cases, the depositary may determine not to distribute such property. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because the majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside the United States and all of our directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the House of Lords and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequence to U.S. holders of our ADSs or ordinary shares.

We are unable to determine whether we were a passive investment foreign investment company for U.S. federal income tax purposes, or a PFIC, for our taxable year ending on June 30, 2015. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. We have not been able to determine the fair market value of all of our assets on a quarterly basis with sufficient certainty to determine whether we were a PFIC for our taxable year ending on June 30, 2015. Additionally, we have a significant amount of cash, which is a passive asset, and consequently the determination of our PFIC status for our current taxable year ending on June 30, 2016 will depend primarily on the trading price of our ADSs and the rate at which we use our cash (including cash raised in our initial public offering) and other liquid assets to acquire non-passive assets during the remainder of the current taxable year. Accordingly, we cannot confirm that we will be treated as a PFIC for our current taxable year or for any future taxable year or that the United States Internal Revenue Service, or IRS, will not take a contrary position.

A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we are treating Hailiang Investment and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to substantially all of the economic benefits associated with these entities, and as a result, we will consolidate these entities’ operating results in our consolidated IFRS financial statements.

The determination of whether we are or will become a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may be determined based upon the market value of our ADSs or ordinary shares from time to time). A material decline in the trading price of our ADSs relative to their current trading price may result in us becoming a PFIC. If we are a PFIC for any taxable year for which a U.S. holder holds our ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. holders. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Item 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business through our subsidiary and affiliated entities in China. We currently operate three private schools offering K-12 educational services in Zhuji, Zhejiang province of China.

We started our operations in 1995 when Zhuji Hailiang Foreign Language School, our first private school, was founded by Mr. Feng. Our second private school, namely Zhuji Private High School, was founded by Mr. Feng and Mr. Zhanghuan Meng, or Mr. Meng, in 2001. At the time of its founding, Mr. Feng owned 60% of the equity interest in the school and Mr. Meng held the remaining equity interest in the school. In November 2011, Mr. Feng purchased the remaining 40% equity interest in Zhuji Private High School from Mr. Meng and became the sole sponsor of Zhuji Private High School. Our third private school, namely Tianma Experimental School, was jointly acquired by Mr. Feng and Mr. Meng in July 2009. At the same time of the acquisition, Mr. Feng and Mr. Meng beneficially owned 80% and 20% of the equity interest in the school, respectively. In November 2011, Mr. Feng acquired the 20% equity interest in the school from Mr. Meng and became the sole sponsor of Tianma Experimental School. Mr. Meng disposed of his equity interest in Zhuji Private High School and Tianma Experimental School in order to raise capital for and pursue other business opportunities. As a result, Mr. Feng owned 100% of the equity interest in each of our three schools.

Between 2011 and 2013, we underwent a corporate restructuring in contemplation of our initial public offering. In particular:

•	Incorporation of the listing entity and Hong Kong subsidiary. In April 2011, Mr. Feng incorporated Hailiang Inc. as our proposed listing entity in the Cayman Islands and Hailiang HK in Hong Kong. In January 2012, he transferred all shares of Hailiang HK to Hailiang Inc.

•	Change in holding structure by Mr. Feng. In December 2011, Mr. Feng transferred all the shares in Hailiang Inc. to four BVI holding companies.

•	Incorporation of PRC subsidiary. In December 2011, Hailiang HK incorporated Hailiang Consulting as our wholly-owned subsidiary in the PRC.

•	Equity investment in our company. In March 2012, Maxida International Company Limited, an independent third party, purchased 5,000,000 newly issued ordinary shares, or 1.4% of Hailiang Inc.’s total outstanding shares after the purchase, for US$3.0 million.

•	Consolidation of our schools under a single entity. In April 2012, Mr. Feng incorporated Hailiang Investment which is wholly-owned by Mr. Feng, as the holding company to hold equity interests in our schools in China and transferred his equity interests in our three schools to Hailiang Investment.

In October 2014, Mr. Feng transferred his 100% interest in Brilliant One Development Limited, one of the four BVI companies that Mr. Feng had previously transferred his shares of Hailiang Inc. to in December 2011, to International Mineral Investment (HK), a company wholly owned by Hailiang Group. Hailiang Group is controlled by Mr. Feng.

Foreign ownership in educational services is subject to significant regulations in China. The PRC government regulates the provision of educational services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Hailiang Consulting, is a foreign-owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools with K-12 educational programs. Due to these restrictions, we, through our PRC subsidiary, Hailiang Consulting, have entered into a series of contractual arrangements with (i) our affiliated entities, consisting of Hailiang Investment and the schools which Hailiang Investment controls and holds, and (ii) the shareholder of Hailiang Investment, Mr. Feng, who is also our founder, which enable us to:

•	exercise the power over our affiliated entities;

•	have the exposure or rights to variable returns from our involvement with our affiliated entities; and

•	exercise the ability to affect those returns through use of its power over our affiliated entities.

We do not have any equity interest in our affiliated entities. However, as a result of these contractual arrangements, we control our affiliated entities through our PRC subsidiary, Hailiang Consulting. We have consolidated the results of our affiliated entities in our consolidated financial statements included elsewhere in this annual report in accordance with IFRS. The contractual arrangements were executed and became effective on December 31, 2013. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

We have been advised by AllBright Law Offices, our PRC legal counsel, that:

•	The ownership structures of Hailiang Consulting and our affiliated entities comply with all current PRC laws and regulations; however, the contractual agreements may not be as effective in providing control as direct ownership;

•	The contractual arrangements among Hailiang Consulting, our affiliated entities and Mr. Feng as the shareholder of Hailiang Investment are valid, binding and enforceable under PRC laws and regulations, and are not in violation of PRC laws or regulations currently in effect; and

•	The business licenses of Hailiang Consulting and our affiliated entities are in full force and effect. Each of Hailiang Consulting and our affiliated entities have all necessary power to conduct its business as described in its business scope under its business license, and to enter into the contractual arrangements as described in this annual report. To the best of our PRC legal counsel’s knowledge after due inquiry, none of Hailiang Consulting, any affiliated entities, or their respective assets are entitled to any sovereign immunity from any action, suit or other legal proceedings, or from enforcement, execution or attachment.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the contractual arrangements and agreements that establish the structure for operating our educational services business in China do not comply with relevant PRC government restrictions on foreign investment in the educational services industry, we could be subject to severe penalties, including being prohibited from continuing operations. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

On July 6, 2015, we completed the initial public offering of 2,858,000 ADSs. On July 7, 2015, we listed our ADSs on the NASDAQ Global Market under the symbol “HLG.”

In connection with our initial public offering, we agreed to grant to Network 1 Financial Securities, Inc., the underwriter for our initial public offering, a warrant covering 142,900 ADSs, being 5% of the aggregate number of the ADSs sold in our initial public offering. Network 1 Financial Securities, Inc.’s warrants will be exercisable, in whole or in part, during a period commencing on a date that is six months after the closing of our initial public offering and will expire on the three-year anniversary of the closing of our initial public offering.

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Education Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses. We are in the process of negotiating the terms and conditions of the leasing arrangement with Zhejiang Hailiang. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry —There are risks associated with our use of the Hailiang Educational Park starting from the 2015/2016 school year.”

Our principal executive offices are located at 386, Jiefang Road, Diankou Town, Zhuji City, Zhejiang Province, 311814, the People’s Republic of China. Our telephone number at this address is +86-575-8706-9788 and our fax number is +86-575-8706-9078. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website is www.hailiangschool.com. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036-8401.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

Overview

We currently operate three centrally managed schools through our PRC affiliated entities, namely Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. These schools are all located in Zhuji city, Zhejiang province in China. Our ultimate Cayman Islands holding company does not have any substantive operations other than indirectly controlling Hailiang Investment, our affiliated entity, which controls and holds our schools through certain contractual arrangements.

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Education Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses.

As of June 30, 2015, 17,506 students were enrolled in our schools and we employed a total of 1,203 teachers and educational staff. We are dedicated to hiring teachers and educational staff who hold the necessary academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance.

We offer our basic educational program and international program at the kindergarten, primary school, middle school and high school levels. Our basic educational program offers curricula with courses mandated by the PRC regulatory authorities, as well as those developed through our own research and development efforts. Our international program also offers curricula mandated by the PRC regulatory authorities and in addition, provides curricula with a focus on preparing students to study abroad. As most of the students in our international program plan to study abroad after they graduate from our middle school and high school programs, we have designed our international program to specifically address the needs of these students in terms of both language and academics. In addition, for students planning to apply to undergraduate programs in the U.S. and the U.K., we provide courses designed to help students become admitted to these programs, such as A-levels courses for U.K. universities and SAT courses for U.S. universities. We have steadily grown our international program from 854 students as of June 30, 2013 to 1,180 students as of June 30, 2014 and further to 1,371 students as of June 30, 2015, and many of our students have been accepted to top universities abroad.

With over 19 years of operation, we believe that we have become one of the most well-known and respected providers of private K-12 educational services in the Yangtze River Delta region. Both Hailiang high schools were recognized as “Key Schools”
( ) and all of Hailiang middle schools and primary schools were recognized as “Model Schools” ( ) by Zhejiang’s Department of Education in recognition of a number of factors, including the quality of education, course design, teacher qualifications and feedback from parents. In 2012, Hailiang Education Group was listed as one of the “Ten Best-Known Private Education Brands in China” ( ) by the China Private Educationalist Association and as one of the “Most Competitive Education Groups” ( ) by Sina.com Education Channel.

We have experienced significant growth in our business. Our revenue increased by 5.9% from RMB437.0 million in the 2013 fiscal year to RMB462.8 million in the 2014 fiscal year and further increased by 11.2% to RMB514.8 million (US$83.0 million) in the 2015 fiscal year. These increases were driven primarily by an increase in the average tuition charged per student during the same periods. Our gross profit increased by 13.9% from RMB143.2 million in the 2013 fiscal year to RMB163.1 million in the 2014 fiscal year and further increased by 10.5% to RMB180.3 million (US$29.1 million) in the 2015 fiscal year. Our net profit increased by 14.2% from RMB123.2 million in the 2013 fiscal year to RMB140.7 million in the 2014 fiscal year and further increased by 0.2% to RMB141.0 million (US$22.7 million) in the 2015 fiscal year. In particular, in line with our strategy to increase enrollment in our international program, we have increased the proportion of revenue derived from students enrolled in our international program from 10.8% of revenue in the 2013 fiscal year to 15.1% of revenue in the 2014 fiscal year and 15.9% of revenue in the 2015 fiscal year.

Our Schools and Programs

We currently operate three centrally managed schools through our PRC affiliated entities, namely Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. All of our schools are located in Zhuji city, Zhejiang province in China. Through our three schools, our group offers educational programs that cover kindergarten through twelfth grade.

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Education Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses.

As of June 30, 2015, we had an aggregate number of 17,506 students, including 525 students in kindergarten, 3,959 students in primary school, 3,765 students in middle school, 7,886 students in high school of our basic educational program and 1,371 students in our international program. At the same time, our schools employed an aggregate number of 1,203 teachers and educational staff. We have experienced significant growth since 1995, as the national and local governments in the PRC have adopted various policies to encourage and support the growth of private K-12 education in China. Since the commencement of operation of our first Hailiang school in 1995, an aggregate number of approximately 26,800 students have graduated from our high schools.

The following table sets forth the basic information of our three schools as of June 30, 2015.

School	Year Opened / Acquired	Educational Programs	Number of Students	Number of Classes	Number of Teachers and Educational Staff
Zhuji Hailiang Foreign Language School	1995	Kindergarten	219	7	15
		Primary school	1,878	52	130
		Middle school	775	15	46
		International Program	263	14	35

		Sub-total	3,135	88	226

School	Year Opened / Acquired		Educational Programs	Number of Students	Number of Classes	Number of Teachers and Educational Staff
Zhuji Private High School	2001		Middle school	1,488	27	79
			High school	5,652	107	348
			International program	687	39	81

			Sub-total	7,827	173	508

Tianma Experimental School	2009	(*)	Kindergarten	306	12	26
			Primary school	2,081	60	157
			Middle school	1,502	30	84
			High school	2,234	45	152
			International Program	421	19	50

			Sub-total	6,544	166	469

Total				17,506	427	1,203

(*)	Tianma Experimental School commenced operation in 1995, and we acquired Tianma in 2009.

The following table sets forth the numbers of students, classes and teachers and educational staff as of June 30, 2013, 2014 and 2015.

	Number of Students			Number of Classes			Number of Teachers and Educational Staff
	June 30, 2013	June 30, 2014	June 30, 2015	June 30, 2013	June 30, 2014	June 30, 2015	June 30, 2013	June 30, 2014	June 30, 2015
Kindergarten	570	610	525	20	20	19	44	41	41
Primary School	3,346	3,373	3,959	104	105	112	277	279	287
Middle School	3,030	3,188	3,765	63	63	72	190	184	209
High School	9,016	8,524	7,886	168	164	152	532	491	500
International Program	854	1,180	1,371	40	65	72	120	137	166

Total	16,816	16,875	17,506	395	417	427	1,163	1,132	1,203

Each of our schools is located within Zhuji city and is situated on spacious campuses. As of June 30, 2015, our three schools in aggregate had over 400 multi-media classrooms, all with Wi-Fi-coverage, over 1,900 computers and tablet computers, 6 sports fields and approximately 2,550 student dormitory rooms.

We generally require all of our students to board at our schools, and substantially all of our students are housed in our boarding facilities. Each student dormitory building houses between 100 to 1,500 students per building. Students who wish to commute and not board at our schools are reviewed and admitted on a case-by-case basis and generally we only accept non-boarding applications from kindergarten students or students that can demonstrate a feasible commuting arrangement that would not affect their ability to attend our school programs in any material way. Boarding fees generally range from RMB2,000 to RMB6,000 per school year, depending on, among other factors, the grade of the students as well as the level of accommodation required. A majority of our boarding students are from areas outside of Zhuji. Our boarding facilities provide an attractive option to parents who want their children to experience living outside the home before attending college in China or overseas.

Under the supervision of our board of directors, our school system is managed by a seven-member principals committee. The committee consists of a principal general in charge of our overall school operations, three vice principals in charge of each of our three schools, and another three vice principals separately in charge of our international program, security and logistics, and human resources and student affairs. The committee meets on a monthly basis and the meeting agenda consists of regulatory updates, industry news, curriculum development and operation adjustments. We believe effective and timely exchange among the principals of our schools and executives of our group ensures consistent quality in educational services as well as efficient resource allocation and school management.

Our students can choose between enrolling in our basic educational program or our international program. The key differences between our basic educational programs and our international program are as follows:

	Basic educational program	International program

Post-graduation plans	• Higher level education in the PRC	• Higher level education overseas

Coursework	• Government-mandated coursework	• Government-mandated coursework

	• Elective courses developed by our school faculty.	• Curricula with a focus on preparing students to study abroad, such as mandatory language courses and subjects addressed in A-levels courses and SAT courses

Student to teacher ratio	• 15 students to 1 teacher (in the 2014/2015 school year)	• 8 students to 1 teacher (in the 2014/2015 school year)

Examinations taken	• Gaokao (China’s standardized college entrance examination)	• In addition to Gaokao which is optional, examinations for purposes of entering into overseas universities and colleges, such as SAT, A-levels and related language tests

Tuition	• RMB26,842 (US$4,329) (for the 2014/2015 school year)	• RMB59,591 (US$9,611) (for the 2014/2015 school year)

Basic educational program

Our basic educational program consists of kindergarten, primary school, middle school and high school programs at our schools that teach curricula required by the PRC regulatory authorities. The curriculum of our basic educational program is designed based on these mandatory standards and also provides elective classes for students to develop their individual strengths and interests. Our curriculum is guided by detailed and demanding government standards that specify what students should know and be able to do at the end of each school year in various fields of study.

Students attending our basic educational program in our middle schools generally prepare for and take the Zhongkao, a standardized annual admission test administered by local authorities at a prefectural level for admission into high schools in the same geographic region. Our high school students generally prepare for and take the Gaokao, which is a standardized annual admission test administered by local authorities at a provincial level and the result of which is critical in determining student admission into undergraduate programs in universities in China.

As of June 30, 2015, we offered approximately 440 courses. These courses include approximately 150 courses that are mandated by the PRC national government, 9 courses mandated by the Zhejiang and Zhuji local governments and approximately 280 elective courses including Applied Physics, Economics, English Literature, Computer Programming, Interior Design, Photography and Choreography. We primarily use course materials designated by the governmental authorities for our basic educational program which we complement with materials that our teachers have designed and developed based on their research and experience. We also offer after-school courses based on our students’ special interests and needs, such as workshops for science competitions. The table below sets forth the core subjects taught at our schools for our basic educational program in the 2014/2015 school year.

School Program	Major Subjects Taught
Kindergarten	Language, math, science, art, music and health/physical education
Primary school	Chinese, math, English, science, physical education, music and ethics
Middle school	Chinese, math, English, science, physical education, music, ethics, arts and social studies
High school	Chinese, math, English, physics, chemistry, biology, politics, history, information technology, physical education, music and ethics

Currently, a majority of our students attend a special “Jihong English Innovation Class ( ),” which is designed based upon the teaching methodology developed by Ms. Jihong Zheng, one of our vice principals. Ms. Zheng’s English teaching methodology has been widely recognized in China and was given the “National Level First-Class Thesis Award”
( ) for its effectiveness.

International program

In addition to our basic educational program, students can also elect to be placed into our international program which is geared towards students who wish to study abroad. PRC students in our international program take courses required by the PRC regulatory authority and earn a Chinese school diploma. As most of the students in our international program plan to study abroad after they graduate from our middle school or high school programs, we have designed our international program to specifically address the needs of these students in terms of both language and academics. In particular, in addition to mandatory advanced English courses, our international program also includes intensive language courses designed to prepare students for examinations required by undergraduate programs in English-speaking countries such as TOEFL and IELTS. We also provide Korean language courses, given the rising popularity of South Korean undergraduate programs among Chinese students. In addition, for students planning to apply to undergraduate programs in the U.S. and the U.K., we provide courses designed to help students become admitted to these programs, such as A-levels courses for U.K. universities and SAT courses for U.S. universities. We also provide counseling services to help students choose and apply for the colleges and universities that best fit their strengths and goals. Although historically we have cooperated with other educational service providers in providing education in our international program, all the coursework in our international program is currently administered by our own faculty. Our international program also includes a number of non-PRC students who are studying Chinese as a second language.

The number of students enrolled in our international program has increased rapidly in the last four school years, from 250 as of June 30, 2012 to 854 as of June 30, 2013, 1,180 students as of June 30, 2014 and 1,371 students as of June 30, 2015. In addition, the 2012/2013 school year was the first year we expanded the international program beyond the high school level by creating international program classes in the primary and middle school levels. We intend to continue to enhance our international program, especially at the primary and middle school levels.

In our 2015 graduate class, 80 students were admitted by overseas institutions after taking our international program. International program students in 2015 graduate classes were accepted to colleges overseas in countries including, but not limited to, the United States, Canada, Australia, the United Kingdom, South Korea, Singapore, Japan, and Switzerland.

In addition to preparing Chinese students to study abroad, we also have programs dedicated to foreign students to learn Chinese at our schools. In 1999, we were authorized by the Zhejiang provincial government to accept foreign students for Chinese language training. Foreign students may prepare and take the Chinese Proficiency Test administered by the Department of Education of the PRC and the Gaokao for admission to universities in China. We also offer subjects featuring Chinese culture, such as Chinese History, Chinese Geography, Martial Arts and Chinese Painting and Calligraphy. As of June 30, 2015, we had 38 foreign students coming from countries including, but not limited to, South Korea, Germany, Russia, Brazil, the United States, Italy, Spain and the Netherlands. As part of our international focus, we have organized summer camp programs in the United Kingdom, Canada, the United States, Australia, and South Korea in conjunction with other educational service providers. These summer camp programs are open to both our basic educational program students as well as our international program students. During the summer of 2015, more than 50 of our students participated in these summer programs.

Hailiang Educational Park

Zhejiang Hailiang, a company controlled by our controlling shareholder, Mr. Feng, nearly completed the construction of the Hailiang Educational Park, which has a total site area of approximately 850,000 square meters and a floor area of approximately 550,000 square meters. The Hailiang Educational Park has approximately six classroom buildings, an administrative building, six dining halls, six track fields, a landmark tower, a school hospital, 20 student dormitory buildings and ten dormitory buildings for teachers and staff, all of which have been completed and put into operation as of the date of this annual report. In addition, there will be a multi-function sports center with basketball courts and an in-door swimming pool, a hotel and a student activity center in the Hailiang Educational Park, which are currently under construction and are expected to be completed by the end of February 2016. The Hailiang Educational Park is designed to accommodate a maximum of approximately 12,000 students and 2,000 teachers. The school facility contains a number of modern and distinctive buildings such as the main administration and classroom building, the landmark tower, and the new kindergarten department building with a distinctive trumpet shell-shaped architectural design.

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Education Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses. Currently, we are in the process of negotiating the terms and conditions of the leasing arrangement for the Hailiang Educational Park with Zhejiang Hailiang. We anticipate that we will enter into a lease agreement with Zhejiang Hailiang in early November 2015. The lease will cover the properties and facilities of Hailiang Educational Park with a total combined gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively. We expect the term of the lease will be for twenty years and the rental fee in the first year will be approximately RMB20.0 million and will subject to a 5% increase in the next three years. The rental fee commencing from the fifth year will be subject to further negotiation between us and Zhejiang Hailiang.

There are certain risks associated with utilization of the Hailiang Educational Park. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—There are risks associated with our use of the Hailiang Educational Park starting from the 2015/2016 school year.”

Leasehold improvement contracts

Zhuji Private High School has entered into a Property Lease Cooperation Agreement with Zhejiang Hailiang, Hailiang Group and Mr. Feng on November 13, 2014. Under this agreement, Zhuji Private High School and Zhejiang Hailiang have agreed to enter into a lease agreement regarding the Hailiang Educational Park when Zhejiang Hailiang obtains the necessary approvals for the Hailiang Educational Park and the construction and the outfitting and improvement work on the Hailiang Educational Park have been substantially complete. If Zhejiang Hailiang and Zhuji Private High School fail to enter into such lease agreement by November 12, 2015, Zhejiang Hailiang will reimburse the prepayments made by Zhuji Private High School. The agreement also provides for undertakings from Hailiang Group and Mr. Feng that, upon such failure to reach a lease agreement, Hailiang Group and Mr. Feng will indemnify Zhuji Private High School for the amount it has not been reimbursed from Zhejiang Hailiang. Currently, we are in the process of negotiating the terms and conditions of the leasing arrangement for the Hailiang Educational Park with Zhejiang Hailiang.

On November 13, 2014, Zhuji Private High School entered into three leasehold improvement contracts with Heng Zhong Da, a company affiliated with Hailiang Group. Under the contracts, Heng Zhong Da will provide outfitting services and related improvements for the student dormitories, classroom buildings, dining halls, administrative building, sports stadiums, welcoming center and school hospital of the Hailiang Educational Park to be built by Zhejiang Hailiang, a wholly-owned subsidiary of Hailiang Group. Zhuji Private High School will pay a total contract consideration of approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the contracts, respectively) to Heng Zhong Da. Under the contracts, the outfitting and improvements began on November 13, 2014 and were expected to be completed as of June 30, 2015. After a final inspection by Zhuji Private High School, the parties of the contracts will fix the final contract payment based on the actual costs incurred. During the year ended June 30, 2015, Zhuji Private High School made prepayments to Heng Zhong Da under the contracts in the aggregate amount of RMB268.0 million (US$43.2 million). The purpose of the prepayments is that the outfitting and improvements of a campus of this size, including the academic, library and athletic facilities, will be time-consuming and costly, and it will take time and will be expensive to install the modern and well-equipped facilities of the Hailiang Educational Park.

Our Students

Student recruitment and admission

We have operated in Zhuji city for 19 years. We believe that prospective students are attracted to our schools due to our brand name and the quality of our programs. Our target students are from families with medium-to high-levels of household income as well as students who want to study abroad after graduating from our schools.

In addition to attracting and recruiting students in Zhuji city, we also send out recruiters to over 40 cities and towns in Zhejiang, Shanghai and Jiangsu. We also encourage our teachers and educational staff to actively participate in the recruitment process and offer incentive-based payments to employees who make a significant contribution to student recruitment. We also rely on a combination of advertisements on local television channels and newspapers to recruit students. As of June 30, 2015, we had 14,775 students from Zhejiang, 2,279 students from Shanghai, and 414 students from other regions in China, including 20 other provinces, Hong Kong and Taiwan. We also have 38 foreign students coming from nine foreign countries.

We generally require students to take an entry examination on subjects such as Chinese, mathematics and English before being admitted into our primary and middle schools. Our high schools require applicants to have certain minimum scores on the Zhongkao to ensure they have the necessary academic ability to succeed in our schools. In addition to academic requirements, the admissions and entrance standards of our schools are designed to identify those students who have a strong desire to learn, a passion for their areas of interest and an ability to contribute to a positive classroom dynamic. These characteristics are generally identified through personal interviews by admissions representatives.

Academic performance

We routinely monitor our students’ progress against academic standards. We link our standards and instructional programs with national and local standards published by the regulatory authorities, and we believe our students are well-prepared for the Zhongkao and the Gaokao. We require our teachers to regularly evaluate their students against academic standards and to set specific goals with their students. Our students take all standardized tests required by state and local authorities, and we also administer our own annual tests calibrated to our academic standards. Student academic achievement in our schools has been substantial, as measured by these external assessments. For example, over 95% of our students in the 2015 graduate classes passed the Joint Graduation Exam, which is an annual provincial test administered to each graduating class. In addition, we have surpassed the Gaokao standard set by the Zhuji branch of the MOE. In the 2014/2015 school year, the Zhuji branch of the MOE required a minimum of 127 students to pass the admission cutoff of “first tier universities.” We exceeded this standard, with 231 students passing this admission cutoff. In the 2015 graduate class, 80 students who graduated from our international program received admission offers from overseas universities, including the University of California, Irvine (U.S.A.), Oregon State University (U.S.A.), and University of Sydney (Australia). Hailiang students also achieved excellent results in various academic competitions at the national and provincial levels, including competitions in mathematics, physics, chemistry, biology and computer science.

Student retention

Upon graduating from kindergarten, primary or middle school, our students may choose to apply for admission into the next level of educational programs in our school system. Although some of our students may also choose to apply for admission into programs of other educational service providers, such as public schools, we have historically experienced a relatively high student retention rate, reflecting the wide recognition of our educational quality by students and parents. For our 2015 graduate classes, 73.8% of our primary school graduates were admitted into our middle schools and 74.1% of our middle school graduates were admitted into our high schools.

From time to time, students may experience declining academic performance. Our teachers counsel and assist students on academic and personal matters in order to maximize student retention. Remedial courses are available for students with lower grades, and additional practice materials and sessions are also available for students experiencing academic difficulties. Our average net annual student retention rate for all students, which measures the percentage of students enrolled at the beginning of the year who move on to the next grade level was approximately 89.8% for the 2013/2014 school year and 87.5% for the 2014/2015 school year.

Our Teachers

Our schools seek to hire teachers and educational staff who hold the necessary academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance. For our K-12 schools, we also require our teachers to possess the qualifications required by PRC regulatory authorities. As of June 30, 2015, approximately 5.7% of our teachers and educational staff hold master’s degrees or above, and we had 31 full-time foreign teachers. Foreign teachers are staffed interchangeably in all three schools and mainly teach foreign languages including English and Korean.

Our teachers are critical in maintaining the quality of our programs and services and to maintaining our brand and reputation. Our teachers had an average of over nine years of educational experience as of June 30, 2015. We have built a team of veteran teachers with extensive teaching experience. These teachers have a passion for teaching, mastery of their subject areas, strong communication skills and the ability to use innovative and student-centric teaching methods. By drawing upon the experience and insights from our more experienced teachers, as well as the enthusiasm and adaptability of our younger teachers, we are able to deliver high-quality teaching services. Some of our teachers have gained national recognition in their respective educational areas. As of June 30, 2015, 18.7% of our teachers and educational staff have obtained Advanced Teaching Qualifications ( ), the highest K-12 teacher’s qualification available in China. In addition, for the 2014/2015 school year, 17, or approximately 1.4% of all our teachers and educational staff, were recognized as “Exceptional Teachers” ( ), a national award given by the MOE to teachers who have made significant contributions to their schools and profession.

The following table lists information about our teachers and educational staff at each school and each educational program as of June 30, 2015.

School	Number of Teachers and Educational Staff	Number of Teachers with “Advanced Teaching Qualifications”	Number with Master’s Degree or Above
Zhuji Hailiang Foreign Language School	226	48	4
Zhuji Private High School	508	75	55
Tianma Experimental School	469	102	10

Total	1,203	225	69

Our schools are staffed with three levels of teachers and educational staff: senior teachers, mid-level teachers and junior teachers. Senior teachers are outstanding teachers chosen by our schools for their excellent teaching and their ability to improve student performance. All of our senior teachers have obtained “Advanced Teaching Qualifications”. Mid-level teachers are teachers with nationally-qualified first, second, or third degree teaching qualifications. Junior teachers are teachers who have not yet received their teaching certification. Senior teachers have managerial responsibilities in addition to their responsibilities as classroom instructors. We believe this three-tier seniority system provides an attractive career path and allows new teachers to be mentored by more experienced teachers. As of June 30, 2015, our team of teachers and educational staff consisted of 225 senior teachers, 743 mid-level teachers and 235 junior teachers.

We follow a specific process for faculty hiring which we have developed over the years. Teachers are hired based on classroom experience, educational background, expertise in their specific subject areas, leadership ability, communication skills with students and parents and a commitment to students and teaching. We expect teachers to have or develop excellent technical teaching skills, the ability to mentor other teachers and the ability to develop innovative curriculum. They are also required to meet PRC regulatory requirements. On our website as well as in national media and publications, we post descriptions of vacant positions, which include educational and experience requirements, faculty duties and the knowledge and skills required. We also recruit qualified graduates from reputable teaching universities and schools in China. We review official transcripts and resumes to evaluate a candidate’s academic achievement and work experience. Qualified candidates are interviewed, required to pass a written examination and are also required to teach a mock class in front of our assessment board who finally decides on whether to extend an offer.

Newly hired teachers undergo a training program on teaching skills and techniques as well as our Hailiang school culture and pedagogy. We also provide continuing training to our teachers so that they can stay abreast of changes in student demands, admissions tests and standards and other key trends necessary to teach effectively. We typically provide our teachers with at least 23 days of ongoing training each year in our school.

Our teachers are regularly evaluated both qualitatively, based upon their teaching skills, and quantitatively, based upon their students’ test scores. We perform periodic peer observations of our teachers to monitor their classroom performance and check their class preparation notes and their grading of students’ assignments. We also evaluate teachers based on feedback provided by students and parents.

Our teachers’ compensation is to a large extent based upon the results of those evaluations. We provide outstanding teachers with bonuses and provide capable and experienced teachers with opportunities to be promoted to management roles. We offer our senior teachers additional incentives such as extra bonuses, opportunities to study abroad and housing allowances. In general, the compensation levels between teachers at our schools varies more widely than in local public schools. We believe that this structure encourages competition, and along with career advancement opportunities and continuing training, allows us to recruit and retain talented teachers. In addition to incentivizing qualified teachers to stay, we also take an aggressive approach to removing approximately 5% to 10% of teachers and educational staff who do not meet our teaching standards on a yearly basis. Our teacher retention rates as of June 30, 2013, 2014 and 2015 were 88.4%, 91.6% and 97.6%, respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period).

Marketing

We selectively and systematically employ a variety of marketing methods to enhance the brand recognition of our school programs. By doing so, we intend to continue creating and implementing a standard corporate identity across all our schools. We take measures to increase word-of-mouth referrals which have been key to bringing in new students and building our brand. In addition, we also advertise in print and broadcast media and organize various promotional events from time to time.

Referrals. Word-of-mouth referrals by former and current students and their families have historically been a very significant source of student enrollment. In particular, recommendations made by our middle and high school graduates who have been successful in the Zhongkao or Gaokao or were admitted into overseas educational institutions are particularly persuasive for prospective students. We actively work with our alumni and current students to encourage them to recommend our programs to potential students. We believe that our student enrollment will continue to benefit from referrals by our extensive network of alumni and families, many of whom have enjoyed pleasant and satisfactory learning experiences and achieved their study goals at our schools.

Promotional events. From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for our prospective students to learn more about our services and programs, as well as to meet our teachers and staff. For example, we hold open and regular seminars for our former, current and prospective students and for our teachers. At these seminars, our former graduates share experiences with our prospective students and our teachers provide tailored guidance on developing study skills and preparing for examinations. We also organize events specifically for our international program so that prospective students interested in studying abroad can meet with teachers and recruiting personnel from overseas institutions and learn more about our international program.

Media advertising. We occasionally place advertisements in provincial and local newspapers and television, such as Zhuji Television, Zhejiang Daily, Zhuji Daily and China Education Newspaper.

Competition

The K-12 educational services market in China is rapidly evolving, highly fragmented and competitive. According to a report prepared at our request by CCID Co., Ltd., an independent market research firm, or the CCID Report, the total number of private K-12 schools has increased steadily, from 89,383 in 2006 to 145,817 in 2013. The proportion of students in private K-12 schools against the total number of students in K-12 schools also increased from 8.5% to 16.5% during the same period. However, in 2012, the top six private schools in China, including our Company, only enrolled 0.3% of the total private school students in China, according to the CCID Report.

Because the market share of private K-12 schools is relatively small compared to that of public schools, our primary competitors are public K-12 schools in areas where we recruit our students. With respect to our basic educational program, currently our major competitor in Zhuji is Zhuji No. 1 Middle School. With respect to our international program, currently our major competitors are Hangzhou No. 14 Middle School’s AP Center, The Affiliated High School of Hangzhou Normal University International Department, and Hangzhou Foreign Language School. We also face competition from Zhuji Ronghuai School, which is the second-largest private school in Zhuji, where our three schools are located. As we continue to grow our business through expansion and acquisitions, we also expect to face competition from K-12 schools, both private and public, located in other geographic regions where we will establish or acquire additional K-12 schools.

We believe that the competition in the K-12 educational services market is generally based on school brand, student academic performance, parent satisfaction, quality of teachers, campus size, and tuition fees. We expect competition to persist and intensify. We believe that we are able to compete effectively because of our strong brand recognition and established international program. However, some of our existing and potential competitors, especially public schools, may have access to resources that we do not have. Some of these competitors, particularly public schools, have governmental support in forms of government subsidies and other payments or fee reductions. These competitors may devote greater resources, financial or otherwise, than we can to student recruitment, campus development and brand promotion and respond more quickly than we can to changes in student demands and market needs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face significant competition and we may fail to compete effectively.”

Properties and Facilities

We currently lease properties with a total combined gross floor area and site area of approximately 270,000 square meters, excluding the Hailiang Educational Park, in Zhuji city, Zhejiang province, China, from entities affiliated with Mr. Feng, our controlling shareholder. By leasing such properties from Mr. Feng, we avoid significant capital expenditures in connection with land use right purchases and facilities construction. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties.” We have obtained assurance letters from the local regulatory authorities confirming that the land use of our three schools has been in compliance with all applicable laws and regulations as of December 31, 2013.

The terms of our leases are for twenty years. All of our current leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease. Under the leasing agreements, we can terminate the lease at any time without cause, provided we notify the lessor in writing three months in advance. The lessor may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days or use of the properties for illegal activities. To terminate the leases for other causes, the lessor would have to give us written notice one year in advance and obtain our consent to such termination.

Zhejiang Hailiang, a company controlled by our controlling shareholder, Mr. Feng, nearly completed the construction of the Hailiang Educational Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Education Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses. Currently, we are in the process of negotiating the terms and conditions of the leasing arrangement for the Hailiang Educational Park with Zhejiang Hailiang. There are certain risks associated with utilization of this new campus. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— There are risks associated with our use of the Hailiang Educational Park starting from the 2015/2016 school year,” and “—Our Schools and Programs—Hailiang Educational Park.”

Employees

We had 2,121, 2,138 and 2,236 employees as of June 30, 2013, 2014, 2015, respectively. The majority of our employees are full-time and have signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff, we also have employees in sales and marketing, information technology and general administration. The following table sets forth the numbers of our employees, categorized by function as of June 30, 2015.

As of June 30, 2015
Teachers and educational staff	1,203
Cafeteria and dining hall staff	349
Student living staff	379
Security and safety staff	38
Administrative staff	165
Other staff	102

Total	2,236

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries as well as performance-based bonuses. None of our employees are represented by any collective bargaining arrangements, and we consider our relations with our employees to be good.

Intellectual Property

Our schools hold copyrights to various course materials that have been developed internally and provide a basis for improving the quality of our educational services. Our strategic plan calls for continued and extensive investment in maintaining and expanding these assets. We have also registered two domain names with the China Internet Network Information Center, www.hailiangschool.com and www.tmschool.com. We had one registered trademark in the PRC, and we are currently applying for two trademarks with the Trademark Office of SAIC in China. To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our educational services, in particular for our international program which requires foreign-language educational materials.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain insurance to cover students and teachers’ medical expenses for injuries they might sustain at our school. We also maintain insurance to cover our liability should any injuries occur at our schools. In addition, we maintain property insurance for our school facilities and vehicles. We do not maintain business interruption insurance, product liability insurance or key-man life insurance. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other private K-12 education providers of a similar scale in China.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Regulations

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the Ministry of Information Industry, SAIC, the Ministry of Civil Affairs and their respective local offices. This section summarizes the principal PRC regulations related to our business.

Regulations on Private Education

The principal laws and regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of the relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC. The Education Law sets forth provisions relating to the fundamental education system of the PRC, including a system of preschool, primary, secondary (including middle and high schools) and higher education and a system of awarding certificates or diplomas. The Education Law stipulates that the government formulates plans for the development of education, and establishes and operates schools and other institutions of education. Under the Education Law, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other institution of education for profit-making purposes. However, private schools may be operated for “reasonable returns,” as described in more detail below.

The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003. The Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds.

According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect of private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. The main differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, as follows:

•	Right to receive a return on investment. Either sponsors or owners shall have the right to receive a return on investment. However, the portion of after-tax profits that can be distributed by a company to its owner is different from that distributed by a school to its sponsor. Under the PRC Company Law, a company is required to allocate 10% of its after-tax profits to statutory reserve funds, while under the Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education, a school that requires reasonable returns is required to allocate no less than 25% of its annual net profit or annual increased net assets to its development fund as well as make allocation for mandatory expenses as required by applicable laws and regulations.

•	Right to the distribution of residual properties upon termination and liquidation. Under the PRC Company Law, properties that remain upon termination and liquidation of a company after payment of relevant fees and compensations are to be distributed to its owners. With respect to a school, the Law for Promoting Private Education provides that such distribution be made in accordance with other relevant laws and regulations. However, since there have been no other relevant laws and regulations addressing the distribution of residual properties upon termination and liquidation of a private school, such distribution shall be made to the sponsors after payment of relevant fees and compensations since the sponsors bear the investment benefits and risks.

Despite the above differences between sponsorship and ownership, the sponsor of a private school has effective control over such private school under the Law for Promoting Private Education through controlling the executive council or board of directors of such school, which is the decision-making body of the school. Through the school’s decision-making body, the sponsor exercises a broad range of powers, including (i) the appointment and dismissal of the school principal, (ii) the amendment of articles of association of the school and formulation of rules and regulations of the school, (iii) the adoption of development plans and approval of annual work plans, (iv) raising funds for school operations and adoption of budgets and final accounts, (v) making decisions on the size and compensation of the staff, (vi) making decisions on the division, merger or termination of the school, and (vii) making decisions on other important matters of the school. In addition, through controlling the decision-making body, the sponsor also has the power to use and manage the properties of the school in accordance with relevant laws and regulations.

In addition, under the Law for Promoting Private Education (2003), private schools providing certifications or diplomas, pre-school education, other culture education (including K-12 education) and self-study aids are subject to approval by the education authorities, while private schools engaging in occupational training are subject to approval by the authorities in charge of labor and social welfare.

A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local bureaus as a privately run non-enterprise institution. In addition, schools and their learning centers must make filings with the MOE and the Ministry of Civil Affairs or their local bureaus. Our three schools have obtained and maintained the private school operating permits.

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, operation of a private school is highly regulated. For example, the items and amounts of fees charged by a private school providing certifications or diplomas shall be approved by the governmental pricing authority and be publicly disclosed.

In addition, on July 8, 2011, the Zhuji Municipal Development and Reform Bureau, the Zhuji Finance Bureau, the Zhuji Education Department and the Zhuji Human Resources and Social Security Bureau jointly promulgated the Notice of Regulating the Fees Management of Private Primary and Secondary Schools (ZFGJ [2011] No. 96), or the Notice, under the Notice, private primary schools and secondary schools of Zhuji city are approved to charge tuition, accommodation fees and the escrow fees from their students. In addition, the charging standards of the tuition fee and the accommodation fee should consider the compensation of the education costs and the accommodation costs, and properly consider the requiring of reasonable returns of the private schools. The charging standard of the escrow fee should be in accordance with the principle of “voluntary payment, accurate calculation of expenses, timely settlement and regular disclosure.” Specifically, the textbook fee cannot exceed RMB365 for grade 10 and grade 11 and cannot exceed RMB265 for grade 12. In addition, in November 2012, the Zhuji branch of the MOE issued a notice which clarified the maximum amount of tuition we can charge our students. Specifically, the maximum amount we can charge for primary school, middle school and high school is RMB31,000 per student, RMB33,000 per student and RMB35,000 per student, respectively. The Zhuji branch of the MOE did not place any limit on the amount we can charge for our kindergarten and our international program, but did require us to report the amounts we charge for those programs. In the 2011/2012, 2012/2013, 2013/2014 and 2014/2015 school years, our tuition has been below the aforementioned ceilings imposed by the local government. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Pricing of Educational Programs.”

Private schools are divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns. While private education is treated as a public welfare undertaking under the regulations, in the case of private schools choosing to require “reasonable returns,” sponsors of these schools may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses required by the regulations.

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as a reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) items and criteria for the school’s fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected; and (iii) the admission standards and educational quality. Such information and the decision to distribute reasonable returns is also required to be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the schools or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be not less than 25% of the annual increase in the net assets of the school, if any. Under the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard.

As of June 30, 2015, our three schools were registered as private schools requiring reasonable returns.

Regulations on Chinese-foreign cooperation in operating schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated by the State Council in 2003 and the Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, which were issued by the MOE in 2004.

The regulations on Operating Chinese-foreign Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC, with such cooperation in the areas of higher education and occupational education being encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC.

Permits for Chinese-foreign Cooperation in Operating Schools can be obtained from education authorities or from the authorities that regulate labor and social welfare in the PRC.

To date, none of our schools is conducting by means of a Chinese-foreign cooperation project and are therefore not governed by the Regulations on Operating Chinese-foreign Schools.

Foreign investment in educational service industry

Under the Foreign Investment Industries Guidance Catalog (2015), or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission, or NDRC, and the MOFCOM in March 2015 and became effective on April 10, 2015, foreign investment is encouraged in non-academic vocational training institutions. Preschool education, senior high school education and higher education in grades 10 to 12 are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allowed to operate senior high schools in cooperative ways in the PRC. Any foreign investment in higher education and senior high school education has to take the form of a cooperative joint venture. Foreign investment is banned from compulsory education, which means grades 1 to 9. Foreign investment is allowed in after-school tutoring services and training services which do not grant certificates or diplomas.

We conduct our private education business in China primarily through contractual arrangements among our operating subsidiary in China and Hailiang Investment and our schools owned and operated by Hailiang Investment and the shareholder of Hailiang Investment. We hold the required licenses and permits necessary to conduct our private education business in China through the schools owned and operated by Hailiang Investment. The sponsor of our three schools is in compliance with the requirements of the Foreign Investment Catalog, and we own and operate our schools through contractual arrangements that do not violate the Foreign Investment Catalog.

Regulation of Domain Names and Website Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by The Ministry of Industry and Information Technology and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties.

As of June 30, 2015, we registered two domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

Regulation of Copyright and Trademark Protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Copyright

The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005.

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We had one registered trademark in the PRC, and we are currently applying for two trademarks with the Trademark Office of SAIC in China.

Regulations on Foreign Exchange

The PRC government imposes restrictions on the convertibility of the RMB and on the collection and use of foreign currency by PRC entities. Under current regulations, the RMB is convertible for current account transactions, which include dividend distributions, and the import and export of goods and services. Conversion of RMB into foreign currency and foreign currency into RMB for capital account transactions, such as direct investment, portfolio investment and loans, however, is still generally subject to the prior approval of or registration with SAFE.

Under current PRC regulations, foreign-invested enterprises such as our PRC subsidiary are required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-Invested Enterprise. With such a certificate (which is subject to review and renewal by SAFE on an annual basis), a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

Regulations on Foreign Exchange in Certain Onshore and Offshore Transactions

The Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through offshore Special Purpose Company
( ) (the “Notice” or “Circular No. 37”), which was promulgated by SAFE and became effective on July 14, 2014, requires a PRC individual resident to file a “Registration Form of Offshore Investments Contributed by Domestic Individual Residents” and register with the local SAFE branch before he or she contributes assets or equity interests in an offshore special purpose company, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing. Following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change includes, among other things, any major change of the offshore special purpose company’s PRC resident shareholder, name of the offshore special purpose company, term of operation, or any increase or reduction of the offshore special purpose company’s registered capital, share transfer or swap, and merger or division. Failure to comply with the registration procedures of Circular No. 37 may result in penalties, including the imposition of restrictions on the ability of the offshore special purpose company’s PRC subsidiary to distribute dividends to the offshore entity. As Circular No. 37 was recently promulgated, it remains unclear how this regulation and any future related legislation will be interpreted, amended and implemented by the relevant PRC government authorities.

As of the date of this annual report, to the best of our knowledge, our PRC resident shareholders with offshore investments in our group had registered with SAFE as to their offshore investments in accordance with the predecessor regulation of SAFE Circular No. 37, namely the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Financing and Return Investments Conducted by Domestic Residents via Special Purpose Vehicles
( ) (“Circular No. 75”), which was replaced by SAFE Circular No. 37 on July 14, 2014 but still effective when the relevant PRC shareholder made his investments. Therefore, as advised by AllBright Law Offices, our PRC legal counsel, as of the date of this annual report, our PRC resident shareholders have duly made such applications, filings and amendments as required.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends. Each wholly-owned subsidiary in China must comply with the foregoing regulations.

Under PRC law, our subsidiary, Hailiang Consulting, is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

In addition, at the end of each fiscal year, each of our schools is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or for the purchase or upgrade of school facilities. In particular, our schools, each of which is a private school that requires reasonable returns, are required to allocate no less than 25% of their annual net income for such purposes. Such development fund is also a statutory reserve that cannot be distributed as cash dividends.

As of June 30, 2015, Hailiang Consulting had not paid any dividends to our offshore entities from its accumulated profits. No dividends were declared and paid during the 2013, 2014 and 2015 fiscal years.

M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, SAIC, CSRC and SAFE, jointly adopted the M&A Rule which became effective on September 8, 2006. This M&A Rule purports to require, among other things, offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. While the application of the M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval was not required in the context of our initial public offering as we are not a special purpose vehicle formed for the purpose of acquiring domestic companies that are controlled by our PRC individual shareholders, as we acquired contractual control rather than equity interests in our domestic affiliated entities. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agency subsequently determines that we needed to obtain the CSRC’s approval for our initial public offering or if CSRC, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

Under the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts, or the Provisions, promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance, which was effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local bureaus of SAFE. Under the Provisions, these foreign-invested enterprises must submit registration applications to the local bureaus of SAFE within 15 days following execution of foreign loan agreements. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the MOFCOM or its local bureau, and may be increased or decreased upon approval by the MOFCOM or its local bureau. Registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners, as approved by the MOFCOM or its local bureau and registered at SAIC or its local bureau.

Under applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by the MOFCOM or its local bureau has been obtained. In approving such capital contributions, the MOFCOM or its local bureau examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign Investment Catalog, which classifies industries in China into three categories, namely “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.”

Our PRC subsidiary is a foreign-invested enterprise, is not engaged in any prohibited or restricted businesses listed in the Foreign Investment Catalog and has not incurred any foreign debt.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Note:

(1)	According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect of private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. However, the differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, such as provisions regarding the right to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. Each of our schools has been registered as a school that requires “reasonable returns.” Under PRC laws and regulations, although private education is mainly treated as a public welfare undertaking, sponsors of schools may choose to require reasonable returns from the annual earnings of the school after deduction of certain costs, expenses, donations, subsidies and required contributions to development funds. Hailiang Investment is the sponsor of each of the three schools we currently operate as registered pursuant to applicable PRC laws and regulations. For more information regarding the nature of schools requiring reasonable returns under relevant laws and regulations, school sponsorship and difference between sponsorship and ownership under relevant laws and regulations, see “—B. Business Overview—Regulations—Regulations on Private Education—The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004).”

The following table sets out the details of our subsidiaries and affiliated entities that are significant to us:

Subsidiaries	Country of Incorporation	Ownership Interest
Hailiang Education (HK) Limited	Hong Kong	100%
Zhejiang Hailiang Education Consulting and Services Co., Ltd.	China	100%

Affiliated Entities	Country of Incorporation
Zhejiang Hailiang Education Investment Co., Ltd.,	China
Zhuji Hailiang Foreign Language School	China
Zhuji Private High School	China
Tianma Experimental School	China

Contractual Arrangements with our affiliated entities and their Shareholder

Hailiang Inc. is a holding company with no substantive operations. On December 31, 2013, we through our PRC subsidiary, Hailiang Consulting, entered into a series of contractual arrangements with Hailiang Investment which enable us to:

•	exercise the power over our affiliated entities;

•	have the exposure or rights to variable returns from our involvement with our affiliated entities; and

•	exercise the ability to affect those returns through use of its power over our affiliated entities.

The following is a summary of the material provisions of these contractual arrangements with our affiliated entities and the shareholder of Hailiang Investment:

Call Option Agreement. Pursuant to a call option agreement between Hailiang Consulting, Hailiang Investment and Mr. Feng entered into in December 2013, Mr. Feng unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the other agreements under the contractual arrangements or liquidation or dissolution of Hailiang Investment, all or part of the equity interest in Hailiang Investment at the lowest consideration permitted by PRC laws and regulations. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. In the event that the exercise price is higher than the registered capital of Hailiang Investment, Mr. Feng agreed to return any consideration paid in excess of such registered capital to Hailiang Consulting or any third party it designates. Without Hailiang Consulting’s written consent, Hailiang Investment and Mr. Feng may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Hailiang Investment’s assets, businesses or equity interests or merge with or acquire other businesses. Without obtaining Hailiang Consulting’s written consent, Hailiang Investment may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, this agreement shall remain in full force and effect until Hailiang Investment’s term of operations expires in April 2042.

Power of Attorney. In December 2013, Mr. Feng executed an irrevocable power of attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as his attorney-in-fact to (i) exercise on his behalf all his rights as a shareholder of Hailiang Investment, including those rights under PRC laws and regulations and the articles of association of Hailiang Investment, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Hailiang Investment in its business operations, and (iii) unconditionally assign Mr. Feng’s shareholding rights to Hailiang Consulting, including dividends or other benefits associated with shareholding that Mr. Feng receives from Hailiang Investment.

Consulting Services Agreement. Pursuant to the consulting services agreement between Hailiang Consulting, our affiliated entities and Mr. Feng, as the shareholder of Hailiang Investment, entered into in December 2013, Hailiang Consulting has the exclusive right to provide comprehensive technical and business support services to our affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that our affiliated entities may need from time to time. Without the prior consent of Hailiang Consulting, none of our affiliated entities may accept such services provided by any third party. Hailiang Consulting owns the exclusive intellectual property rights created as a result of the performance of this agreement. Our affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting. At the sole discretion of Hailiang Consulting, the percentage ratio for calculating the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting and the commercial value of the services. The consulting services agreement enables Hailiang Consulting to charge an annual service fee, the maximum of which equals the net income of our affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the consulting services agreement, Hailiang Investment and Mr. Feng agree that they will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of our affiliated entities, disposing of their equity interests in our affiliated entities, or paying dividends to Mr. Feng without the written consent of Hailiang Consulting. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the agreement shall remain in full force and effect during the term of operations of our affiliated entities.

Equity Pledge Agreement. Pursuant to an equity pledge agreement between Hailiang Consulting, Mr. Feng and Hailiang Investment entered into in December 2013, Mr. Feng unconditionally and irrevocably pledged all of his equity interests in Hailiang Investment to Hailiang Consulting to guarantee performance of the obligations of our affiliated entities under the call option agreement, power of attorney and consulting services agreement, each as described above. Mr. Feng agreed that without prior written consent of Hailiang Consulting, he shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Hailiang Investment or create or allow any encumbrance on the pledged equity interests. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the equity pledge agreement remains in full force and effect until all of the obligations of our affiliated entities under the consulting services agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Hailiang Investment has been duly registered with the local branch of SAIC and is effective upon such registration.

D.	Property, Plant and Equipment

Our principal executive offices are located at 386, Jiefang Road, Diankou Town, Zhuji City, Zhejiang Province, 311814, the People’s Republic of China. We lease all real properties used by our schools, excluding the Hailiang Educational Park, with a total combined gross floor area and site area of approximately 270,000 square meters from Zhejiang Hailiang which is controlled by Mr. Feng, our controlling shareholder.

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Education Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses. Currently, we are in the process of negotiating the terms and conditions of the leasing arrangement with Zhejiang Hailiang.

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “—G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We currently operate three centrally managed schools through our PRC affiliated entities, namely Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. These schools are all located in Zhuji city, Zhejiang province in China. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Education Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2015, 17,506 students were enrolled in our schools. We have experienced significant growth in our business. Our revenue increased by 5.9% from RMB437.0 million in the 2013 fiscal year to RMB462.8 million in the 2014 fiscal year and further increased by 11.2% to RMB514.8 million (US$83.0 million) in the 2015 fiscal year. These increases were driven primarily by an increase in the average tuition charged per student during the same periods. Our gross profit increased by 13.9% from RMB143.2 million in the 2013 fiscal year to RMB163.1 million in the 2014 fiscal year and further increased by 10.5% to RMB180.3 million (US$29.1 million) in the 2015 fiscal year. Our net profit increased by 14.2% from RMB123.2 million in the 2013 fiscal year to RMB140.7 million in the 2014 fiscal year and further increased by 0.2% to RMB141.0 million (US$22.7 million) in the 2015 fiscal year. In particular, in line with our strategy to increase enrollment in our international program, we have increased the proportion of revenue derived from students enrolled in our international program from 10.8% of revenue in the 2013 fiscal year to 15.1% of revenue in the 2014 fiscal year and 15.9% of revenue in the 2015 fiscal year.

Factors Affecting Our Results of Operations

We believe that our results of operations are affected by the demand for private K-12 education in China, as well as company-specific factors, including the level of student enrollment, the pricing of our educational programs and our ability to control costs and expenses.

Our results of operations are also directly affected by the following factors specific to our company:

•	Demand for private K-12 education in China. We have benefited from increasing demand for private K-12 education in China in the last decade. This increase was driven by the overall economic growth, the rise in household disposable income and household spending on education, as well as an improvement in the education system and policies relating to K-12 education in China. According to the CCID Report, the total number of private K-12 schools increased from 89,383 in 2006 to 145,817 in 2013, and the proportion of students in private K-12 schools against the total number of students in K-12 schools also increased from 8.5% to 16.5% during the same period. We anticipate that the demand for private K-12 education in China will continue to grow which we expect will provide us with significant market opportunity to expand our business.

The private K-12 school industry in the Yangtze River Delta region where our schools are located has also been growing. According to the CCID report, the total number of students enrolled in private K-12 schools in the Yangtze River Delta region increased from 3.4 million in 2008 to 3.6 million in 2012. The percentage of students in private K-12 schools against the total number of K-12 students in the region increased from 17.7% to 18.6% during the same period. Rising income levels have also provided greater opportunities for Chinese students to study abroad. As a result, the number of students enrolled in school programs with a focus on preparing students for studying abroad, or international programs, has grown significantly. According to the CCID Report, there were a total of approximately 144,400 students enrolled in international school programs in 2012 in China, a figure that is expected to rise in the coming years. The number of students enrolled in our international program has also increased rapidly, from 854 as of June 30, 2013 to 1,180 as of June 30, 2014, and 1,371 students as of June 30, 2015. We intend to continue to grow our international program to take advantage of the growing demand.

•	Level of student enrollment. As of June 30, 2013, 2014 and 2015, we had a total of 16,816, 16,875 and 17,506 students, respectively. While we expect the number of students will be relatively stable in the next two fiscal years, we plan to increase the proportion of students enrolled in our international program because our international program charges a tuition fee that is significantly higher than that of our basic educational program. We have already begun making this transition. For example, the number of students enrolled in the international program increased from 854 students as of June 30, 2013 to 1,180 students as of June 30, 2014 and 1,371 students as of June 30, 2015, with the proportion of our students enrolled in the international program increasing from 5.1% to 7.0% and 7.8% during the same period, respectively. We intend to continue to grow our international program to take advantage of the growing demand.

•	Pricing of educational programs. Our results of operations are affected by the pricing of our educational programs. We generally charge a student tuition based on his or her grade level and whether the student attends our basic educational program or international program. Tuition includes boarding, school services and books. The tuition we may charge for some of our education programs is subject to regulatory restrictions. For example, the most recent ceiling on the amount of tuition and boarding expenses we can charge was set out by the Zhuji branch of the MOE in November 2012, which sets forth the maximum amounts of tuition and boarding expenses for primary school, middle school and high school as RMB31,000 per student, RMB33,000 per student and RMB35,000 per student, respectively. There is currently no maximum amount set for our kindergarten or international program. Pursuant to the registration documents filed with local authorities for the 2013/2014 school year, we are approved to charge RMB50,000 to RMB60,000 for our international program. For the 2014/2015 school year, tuition for our international program was still within this range. The tuition limitation is reviewed by the regulatory authority on a periodic basis. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education—The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004).” Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our educational programs, the cost of our educational services and the tuition and the fees charged by our competitors, and seek to increase tuition by approximately 5% to 15% each year. For example, in the 2013, 2014 and 2015 fiscal years, the average tuition for primary, middle and high school, including both our basic educational program and our international program, was RMB25,987, RMB27,422 and RMB29,406 (US$4,743), respectively. The increase was also due to a greater proportion of students enrolled in the international program which charges higher tuition. In the 2013, 2014 and 2015 fiscal years, tuition charged for students in our international program was approximately twice as high as tuition charged for students in our basic educational program.

•	Ability to control costs and expenses. Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. A significant component of our cost of revenue is labor costs which accounted for approximately 32.4%, 33.2% and 34.3 % of our revenue for the 2013, 2014 and 2015 fiscal years, respectively. Labor costs primarily include compensation to our teachers and educational staff. Our labor costs increased from the 2013 fiscal year to the 2015 fiscal year, primarily reflecting our continued efforts to recruit additional teachers and educational staff, particularly experienced teachers.

•	Cost of revenue. Our cost of revenue is student-related costs, which mainly consist of costs for textbooks, uniforms, dining services and living accommodations. Student-related costs accounted for approximately 16.8%, 14.7% and 14.9% of our revenue in the three most recent fiscal years. Our cost of revenue as a percentage of our total revenue was 67.2%, 64.8% and 65.0 % for fiscal years 2013, 2014 and 2015, respectively. In the near future, we expect our cost of revenue to increase as we will continue to hire additional teachers to support our growing international program.

•	Selling expenses and administrative expenses. For the 2013, 2014 and 2015 fiscal years, our total operating expenses as a percentage of our total revenue were 9.3%, 9.6% and 9.5%, respectively. We expect our expenses will also increase as we incur additional expenses associated with our overall growth as well as becoming a public company. We expect, however, that we will benefit from economies of scale as we continue to grow our business and increase our student base.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Revenue

We derive revenue from tuition charged to our students. Tuition includes charges for enrollment in our academic programs, which vary based on grade levels and whether the student attends our basic educational program or our international program, as well as charges in relation to boarding, school services and books.

Our revenue increased during the fiscal years 2013, 2014 and 2015 primarily due to increases in average tuition and, to a lesser extent, the level of student enrollment. We expect our revenue to continue to increase going forward, reflecting our plan to continue to increase tuition at an annual rate of 5% to 15%, and our efforts to increase our student enrollment.

Tuition fees are paid in two stages for newly enrolled students. We generally require a tuition deposit of approximately 8% to 10% of the full tuition fees in the last quarter of each fiscal year with the remainder received in August or September, both prior to the commencement of the school year. We generally do not refund the tuition deposit unless the student cannot be enrolled due to restrictions imposed by the regulatory authority pursuant to applicable laws and regulations.

The following tables compare revenue generated from our basic educational program and our international program and as a percentage of total revenue for the periods indicated, as well as the number of students and average tuition. Average tuition is calculated by the total revenue derived from a particular program or grade level divided by the total number of students enrolled in that program for a particular academic year. Our basic educational program offers curricula and coursework mandated by the PRC regulatory authorities. Our international program also offers curricula mandated by the PRC regulatory authorities and in addition provides curricula with a focus on preparing students to study abroad. Tuition for our international program covers tuition for basic education classes, language classes and special international classes. The higher tuition charged for our international program reflects the higher cost of certain course materials, the need to hire foreign teachers with higher salaries and a higher teacher to student ratio in our international program.

The following table sets forth revenue generated from each program, both in absolute amount and as a percentage of total revenue for the years indicated:

	Year Ended June 30,
	2013				2014				2015
	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	Revenue (in USD thousands)	% of revenue	Students	Average tuition (in RMB)
Basic educational program	389,917	89.2%	15,962	24,428	392,962	84.9%	15,695	25,037	433,088	69,853	84.1%	16,135	26,842
International program	47,077	10.8%	854	55,125	69,792	15.1%	1,180	59,146	81,699	13,177	15.9%	1,371	59,591

Total	436,994	100.0%	16,816	25,987	462,754	100.0%	16,875	27,422	514,787	83.030	100.0%	17,506	29,406

Revenue from our basic educational program increased by RMB3.0 million, or 0.8%, from the 2013 fiscal year to the 2014 fiscal year and by RMB40.1 million (US$6.5 million), or 10.2%, from the 2014 fiscal year to 2015 fiscal year. This was driven primarily by an increase in the average tuition charged per student during the same periods. In addition, revenue derived from tuition of students enrolled in our international program compared to our total revenue increased from 10.8% in the 2013 fiscal year to 15.1% in the 2014 fiscal year and further to 15.9% in the 2015 fiscal year. This is due primarily to an increase in the number of students enrolled in our international program and, to a lesser extent, an increase in the average tuition charged in our international program.

The following tables set forth revenue generated at the kindergarten, primary, middle and high school levels as well as the number of students and average tuition. The tables include both our basic educational program as well as our international program.

	Year Ended June 30,
	2013				2014				2015
	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	Revenue (in USD thousands)	% of revenue	Students	Average tuition (in RMB)
Kindergarten	8,952	2.0%	611	14,651	9,444	2.0%	628	15,038	9,138	1,474	1.8%	525	17,406
Primary school	90,655	20.7%	3,562	25,451	101,521	21.9%	3,729	27,225	132,073	21,302	25.6%	4,405	29,983
Middle school	71,966	16.5%	3,090	23,290	83,625	18.2%	3,373	24,792	112,169	18,092	21.8%	4,043	27,744
High school	265,421	60.8%	9,553	27,784	268,164	57.9%	9,145	29,324	261,407	42,162	50.8%	8,533	30,635

Total	436,994	100.0%	16,816	25,987	462,754	100.0%	16,875	27,422	514,787	83,030	100.0%	17,506	29,406

Cost of Revenue

Our cost of revenue primarily consists of labor costs, which are compensation to our teachers and educational staff, student-related costs and, to a lesser extent, transportation costs, utility costs and leasing fees for our schools. Our cost of revenue increased from the 2013 fiscal year to the 2014 fiscal year and further to the 2015 fiscal year was primarily due to an increase in labor costs resulting from an increase in the total number of our teachers and educational staff, an increase in the total number of senior and experienced teachers and a general increase in our compensation levels. We expect our cost of revenue to increase in line with our increase in revenue, driven in large part by a planned increase in the number of teachers to support our growing international program and in part by costs relating to the leasing fees of the Hailiang Educational Park and other campuses.

The following table sets forth the components of our cost of revenue by amount and as a percentage of total revenue for the periods indicated:

	Year Ended June 30,
	2013		2014		2015
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Cost of Revenue:
Labor costs	141,797	32.4	153,602	33.2	176,406	28,453	34.3
Student-related costs	73,437	16.8	68,111	14.7	76,500	12,339	14.9
Transportation	23,390	5.4	23,145	5.0	22,343	3,604	4.3
Depreciation	20,686	4.7	22,532	4.9	24,462	3,945	4.8
Utilities	11,752	2.7	11,407	2.5	11,577	1,867	2.2
Leasing fee	9,600	2.2	9,600	2.1	9,600	1,548	1.9
Other costs	13,101	3.0	11,286	2.4	13,614	2,200	2.6

Total cost of revenue	293,763	67.2	299,683	64.8	334,528	53,956	65.0

Operating Expenses

Our operating expenses consist of selling expenses and administrative expenses.

The following table sets forth the components of our operating expenses in absolute amount and as a percentage of revenue for the periods indicated.

	Year Ended June 30,
	2013		2014		2015
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Operating Expenses
Selling expenses	17,630	4.0	15,635	3.4	15,540	2,507	3.0
Administrative expenses	23,080	5.3	28,622	6.2	33,334	5,376	6.5

Total operating expenses	40,710	9.3	44,257	9.6	48,874	7,883	9.5

Selling expenses

Our selling expenses consist of advertisement expenses, recruiting expenses and amortization related to intangible assets. Our overall selling expenses decreased from the 2013 fiscal year to the 2014 fiscal year, primarily due to the decrease of amortization expense of intangible assets related to the acquisition of Tianma Experimental School in 2009. Our overall selling expenses remained relatively stable in the 2015 fiscal year compared with that of the 2014 fiscal year. We expect that our overall selling expenses will increase in absolute amount in the near future due to our plan to increase enrollment in our international program and overall enrollment.

Administrative expenses

Our administrative expenses consist primarily of salary for our office and administrative staff and repairs of offices and facilities. Our administrative expenses also include, to a lesser extent, office expenses and other miscellaneous fees. Our overall administrative expenses increased from 2013 to 2014 and further to 2015 primarily due to an increase in the expenses incurred in relation to our initial public offering, partially offset by a decrease in the maintenance cost incurred in the year ended June 30, 2015. We expect that our overall administrative expenses will also remain relatively stable in the near future.

Other Income

Other income consists of government grants and other miscellaneous income. Government grants are amounts provided by the local government on an unconditional basis and are awarded at the discretion of the local government based on certain criteria in relation to our high school operations, such as the number of students participating in the Gaokao examination, test results and student performance. Other miscellaneous income primarily consists of forfeits of deposits for students who did not enroll in our schools. Prior to admission, new students are required to pay a deposit. Upon the students’ enrollment, the deposit is applied towards the tuition fee payment. The deposit is generally not refundable if the student does not subsequently enroll in the school.

The following table sets forth the components of income derived from the aforementioned sources in absolute amount and as a percentage of revenue for the periods indicated.

	Year Ended June 30,
	2013		2014		2015
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Other income
Government grants	1,550	0.3	1,157	0.3	1,241	200	0.2
Others	2,544	0.6	635	0.1	1,219	197	0.2

Total other income	4,094	0.9	1,792	0.4	2,460	397	0.4

Net Finance Income

Our net finance income is related to interest income derived from loans made to related parties and deposits placed with a related party finance entity. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties.” Net finance income was 3.8%, 4.3% and 1.4% of our total revenue in the 2013, 2014 and 2015 fiscal years, respectively.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands and conduct our primary business operations through our subsidiary and affiliated entities in the PRC. We also have a wholly-owned subsidiary in Hong Kong. Under the current laws of the Cayman Islands, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

The Cayman Islands currently has no exchange control restrictions. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties.

Pursuant to section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor in Cabinet:

(a)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(b)	in addition, that no tax is levied on profits, income, gains or appreciation or no tax which is in the nature of estate duty or inheritance tax shall be payable by us:

(i)	on or in respect of the shares, debentures or our other obligations; or

(ii)	by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concession Law (2011 Revision).

The undertaking is for a period of 20 years from January 27, 2015.

Hong Kong and China

Under the Hong Kong tax laws, the statutory income tax rate is 16.5%. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Under the New EIT Law, domestic enterprises and foreign investment enterprises, or FIE, are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions. According to the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard. The schools we currently operate have historically enjoyed the corporate income exemption treatment since their establishment. Based on a confirmation from the local tax authorities, the local tax authorities have agreed to apply the corporate income tax exemption treatment to each of the schools we currently operate for the years ended June 30, 2013, 2014 and 2015. As a result, no income tax expense was recognized for the years ended June 30, 2013, 2014 and 2015.

Under the New EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB339.4 million and RMB494.0 million (US$79.7 million) as of June 30, 2014 and 2015, respectively, because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Critical Accounting Policies, Estimates and Judgments

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenue and expenses during each reporting period. Significant items subject to such estimates and assumptions include the useful lives and the recoverability of the carrying amounts of property and equipment and intangible assets (including goodwill), the collectability of other receivables and term deposits placed with a related party finance entity, and the assessment of contingent liabilities. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates. Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in Note 2 to the financial statements included in this annual report.

We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

We believe that any reasonable deviation from those judgments and estimates would not have a material impact on our financial condition or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of comprehensive income and corresponding statement of financial condition accounts would be necessary. These adjustments would be made in future financial statements.

When reading our financial statements, you should consider (i) our critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements. We have not made any material changes in the methodology used in these accounting policies during the past two years.

Consolidation

We have, through Hailiang Consulting, entered into a series of contractual arrangements with our affiliated entities. Although we do not have any equity interest in our affiliated entities, we control our affiliated entities as a result of these contractual arrangements. We have consolidated the results of our affiliated entities in our consolidated financial statements included elsewhere in this annual report in accordance with IFRS.

Revenue Recognition

We derive revenue principally from the rendering of boarding school educational services to students. We offer our basic educational program and international program at the kindergarten, primary school, middle school and high school levels. Our basic educational program offers curricula and coursework mandated by the PRC regulatory authorities. Our international program prepares our students to earn their PRC school diplomas and for admissions tests for overseas educational institutions.

We receive tuition fees at the beginning of each school year. Each school year is comprised of two semesters. The first semester starts in September and ends in January. The second semester starts the following month in February and ends in June.

The arrangements with the student contain multiple components consisting of the delivery of education, accommodations, meals and transportation services, or educational services and the delivery of education books and related materials, or educational materials. We allocate the total tuition fees into educational services and educational materials based on their relative fair value. The components within educational services were not further separated since revenue recognition for the components occurs at the same time and the components belong to the same category of revenue, which are service revenue.

Revenue attributable to educational services is recognized on a straight-line basis over the school year since the services are performed by an indeterminate number of acts over a specified period of time and there is no evidence that some other method better represents the stage of completion. Revenue attributable to educational materials is recognized upon the delivery of the products to the students, which is when the risks and rewards have been transferred to the students. Tuition fees not yet earned are recorded as deferred revenue.

For the periods presented, revenue recognized for the delivery of educational materials was insignificant and occurred during the same year that revenue for the delivery of educational services was recognized.

We also provide kindergarten education services. Fees received for kindergarten education services are recognized as revenue on a straight-line basis over the period of rendering the service.

Impairment of non-financial assets, including goodwill and trademark with indefinite useful lives

The carrying amounts of our non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units, or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or a CGU is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

An impairment loss in respect of goodwill is not reversed. In respect of other non-financial assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Our trademark and goodwill arose from the acquisition of Tianma Experimental School on July 1, 2009. Mr. Feng and Mr. Meng acquired 80% and 20% of the registered capital equity interest in Tianma Experimental School for a total cash consideration of RMB114.0 million. The goodwill recognized on the acquisition is mainly attributable to the synergies expected to be achieved from integrating Tianma Experimental School into our existing business.

For the purpose of impairment testing, goodwill and trademark are allocated to a group of CGUs which represents the lowest level within our group at which the goodwill and trademark are monitored for internal management purpose. The recoverable amount of goodwill is estimated based on discounted cash flows forecast, which is based upon a combination of long term trends, industry forecasts and in house estimates.

For the purpose of impairment testing, the carrying amounts of goodwill and trademark are allocated to Zhuji Tianma Experimental School, which is the lowest level for which the assets are monitored for internal management purpose. The aggregated carrying amounts of goodwill and trademark are as follows:

	Year Ended June 30,
	2013	2014	2015
	RMB	RMB	RMB	US$
Goodwill	62,046	62,046	62,046	10,007
Trademark	16,540	16,540	16,540	2,668

Total	78,586	78,586	78,586	12,675

The recoverable amount of this CGU was based on fair value less costs of disposal, which was estimated using discounted cash flow projections. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represented management’s assessment of future trend in the relevant industry and were based on historical data from both external and internal sources.

	Year Ended June 30,
	2013	2014	2015
Discount rate	24%	24%	24%
Terminal value growth rate	3%	3%	3%

The discount rate was a post-tax measure estimated based on the historical industry average weighted-average cost of capital, with a possible debt leveraging of 0%.

The cash flow projections included the following specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate, consistent with the assumption that a market participant would make.

•	Revenue growth was projected taking into account the average growth levels experienced over the past five years and the estimated student headcount and tuition growth for the next five years. It was assumed that tuition would increase in line with forecast inflation over the next five years.

•	Growth of cost of sales, selling expenses and administrative expenses were projected taking into account of inflation and estimated student headcount for the next five years.

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2013, 2014 and 2015, respectively.

The recoverable amount of trademark is determined using the relief from royalty method, which was based on post-tax cash flow projections for five years based on financial budgets approved by management, including royalty rate of 3%, terminal growth rate of 3% and the applicable discount rate of 24%. Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is post-tax and reflects specific risks relating to us.

Based on management’s assessment results, there was no impairment of goodwill and trademark as at June 30, 2013, 2014 and 2015, and no reasonable change to the assumptions would lead to an impairment charge.

Results of Operations

	Year Ended June 30,
	2013		2014		2015
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Revenue	436,994	100.0	462,754	100.0	514,787	83,030	100.0
Cost of revenue	(293,763)	(67.2)	(299,683)	(64.8)	(334,528)	(53,956)	(65.0)

Gross profit	143,231	32.8	163,071	35.2	180,259	29,074	35.0
Other income	4,094	0.9	1,792	0.4	2,460	397	0.5
Selling expenses	(17,630)	(4.0)	(15,635)	(3.4)	(15,540)	(2,507)	(3.0)
Administrative expenses	(23,080)	(5.3)	(28,622)	(6.2)	(33,334)	(5,376)	(6.5)

Operating profit	106,615	24.4	120,606	26.0	133,845	21,588	26.0

Net finance income	16,575	3.8	20,066	4.3	7,149	(1,153)	1.4

Profit before tax	123,190	28.2	140,672	30.3	140,994	22,741	27.4
Income tax expense	—	—	—	—	—	—	—

Profit	123,190	28.2	140,672	30.3	140,994	22,741	27.4

Total comprehensive income	123,190	28.2	140,672	30.3	141,023	22,746	27.4

Year Ended June 30, 2014 Compared to Year Ended June 30, 2015

Revenue

Our revenue increased by 11.2% from RMB462.8 million in the 2014 fiscal year to RMB514.8 million (US$83.0 million) in the 2015 fiscal year. This increase was primarily due to a 7.2% increase in average tuition from RMB27,422 to RMB29,406 (US$4,743) and to a lesser extent, a 3.7% increase in the total number of students from 16,875 to 17,506 during the same period. Our revenue increase was also attributable to having a greater proportion of our students enrolled in our international program which charges higher tuition than our basic educational program. Between the 2014 and 2015 fiscal years, the percentage of students enrolled in our international program increased from 7.0% to 7.8%.

Cost of revenue

Our cost of revenue increased by 11.6% from RMB299.7 million in the 2014 fiscal year to RMB334.5 million (US$54.0 million) in the 2015 fiscal year. This increase was generally in line with the increase in our revenue during the same period. In particular, the increase in cost of revenue was primarily due to a) a 14.8% increase in labor costs due to (i) an increase in the number of senior and experienced teachers to enhance education quality, and (ii) a general increase in our employees’ compensation levels and b) a 12.3% increase in student-related costs, primarily due to the increase in the number of students enrolled and the increased cost of our student canteen service.

Gross profit

As a result of the foregoing, our gross profit increased by 10.5% from RMB163.1 million in the 2014 fiscal year to RMB180.3 million (US$29.1 million) in the 2015 fiscal year. Our gross margin was 35.2% in the 2014 fiscal year, compared to 35.0% in the 2015 fiscal year.

Other income

We recorded government grants of RMB1.2 million in the 2014 fiscal year and RMB1.2 million (US$0.2 million) in the 2015 fiscal year. We recorded other miscellaneous income of RMB0.6 million in the 2014 fiscal year, compared to RMB1.2 million (US$0.2 million) in the 2015 fiscal year. Our other miscellaneous income primarily relates to forfeits of deposits for students who did not enroll in our schools.

Operating expenses

Our operating expenses increased by 10.4% from RMB44.3 million in the 2014 fiscal year and RMB48.9 million (US$7.9 million) in the 2015 fiscal year. The increase was primarily due to an increase in administrative expenses which was partially offset by a decrease in selling expenses.

•	Selling expenses. Our selling expenses remained relatively stable in the 2015 fiscal year compared with that of the 2014 fiscal year.

•	Administrative expenses. Our administrative expenses increased by 16.5% from RMB28.6 million in the 2014 fiscal year to RMB33.3 million (US$5.4 million) in the 2015 fiscal year. The increase was primarily due to an increase in the expenses incurred in relation to our initial public offering, partially offset off by a decrease in the maintenance cost incurred in the 2015 fiscal year.

Net finance income

Our net finance income decreased by 64.4% from RMB20.1 million in the 2014 fiscal year to RMB7.1 million (US$1.2 million) in the 2015 fiscal year. This decrease was primarily due to a decrease in the amount of fund we loaned to or deposited with certain related parties in the 2015 fiscal year compared to the 2014 fiscal year.

Income tax expense

We had no income tax expenses for the 2014 and 2015 fiscal years. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Taxation.”

Net profit

As a result of the foregoing, our net profit increased by 0.2% from RMB140.7 million in the 2014 fiscal year to RMB141.0 million (US$22.7 million) in the 2015 fiscal year.

Year Ended June 30, 2013 Compared to Year Ended June 30, 2014

Revenue

Our revenue increased by 5.9% from RMB437.0 million in the 2013 fiscal year to RMB462.8 million in the 2014 fiscal year. This increase was primarily due to a 5.5% increase in average tuition from RMB25,987 to RMB27,422 and to a lesser extent, a 0.4% increase in the total number of students from 16,816 to 16,875 during the same period. Our revenue increase was also attributable to having a greater proportion of our students enrolled in our international program which charges higher tuition than our basic educational program. Between the 2013 and 2014 fiscal years, the percentage of students enrolled in our international program increased from 5.1% to 7.0%.

Cost of revenue

Our cost of revenue increased by 2.0% from RMB293.8 million in the 2013 fiscal year to RMB299.7 million in the 2014 fiscal year. This increase was generally in line with the increase in our revenue during the same period. In particular, the increase in cost of revenue was primarily due to an 8.3% increase in labor costs due to (i) an increase in the number of senior and experienced teachers hired to enhance education quality, and (ii) a general increase in our employees’ compensation levels. The increase in cost of revenue was partially offset by a 7.3% decrease in student-related costs, primarily relating to student uniforms.

Gross profit

As a result of the foregoing, our gross profit increased by 13.9% from RMB143.2 million in the 2013 fiscal year to RMB163.1 million in the 2014 fiscal year. Our gross margin was 32.8% in the 2013 fiscal year, compared to 35.2% in the 2014 fiscal year.

Other income

We recorded government grants of RMB1.6 million in the 2013 fiscal year and RMB1.2 million in the 2014 fiscal year. We recorded other miscellaneous income of RMB2.5 million in the 2013 fiscal year, compared to RMB0.6 million in the 2014 fiscal year. Our other miscellaneous income primarily relates to forfeits of deposits for students who did not enroll in our schools.

Operating expenses

Our operating expenses increased by 8.8% from RMB40.7 million in the 2013 fiscal year and RMB44.3 million in the 2014 fiscal year. The increase was primarily due to an increase in administrative expenses which was partially offset by a decrease in selling expenses.

•	Selling expenses. Our selling expenses decreased by 11.3% from RMB17.6 million in the 2013 fiscal year to RMB15.6 million in the 2014 fiscal year. The decrease was primarily due to the decrease of amortization expenses of intangible assets related to the acquisition of Tianma Experimental School in 2009.

•	Administrative expenses. Our administrative expenses increased by 24.0% from RMB23.1 million in the 2013 fiscal year to RMB28.6 million in the 2014 fiscal year. The increase was primarily due to expenses relating to our initial public offering.

Net finance income

Our net finance income increased by 21.1% from RMB16.6 million in the 2013 fiscal year to RMB20.1 million in the 2014 fiscal year. This increase was primarily due to an increase in the amount of money we loaned to or deposited with certain related parties in the 2014 fiscal year compared to the 2013 fiscal year.

Income tax expense

We had no income tax expenses for the 2013 and 2014 fiscal years. See “Item 10. Additional Information— E. Taxation —People’s Republic of China Taxation.”

Net profit

As a result of the foregoing, our net profit increased by 14.2% from RMB123.2 million in the 2013 fiscal year to RMB140.7 million in the 2014 fiscal year.

B.	Liquidity and Capital Resources

Historically, we have financed our operations through internally generated cash. As of June 30, 2013, 2014 and 2015, we had approximately RMB26.4 million, RMB42.0 million and RMB233.4 million (US$37.6 million), respectively, in cash and cash equivalents. Our cash primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China. We intend to finance our future working capital requirements and capital expenditures from our cash and cash equivalents and cash generated from operating activities.

Although we consolidate the results of our affiliated entities and their respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our affiliated entities or their respective subsidiaries. However, a portion of the cash balances of our affiliated entities and their respective subsidiaries will be paid to us pursuant to our contractual arrangements with our affiliated entities and their respective subsidiaries. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Parties Transactions—Contractual Arrangements with our Affiliated Entities and their Shareholder.”

We historically had recorded significant related party transactions involving advances and loans made to, and repayments received from, such related parties as well as term deposits placed with a finance company owned by Hailiang Group. As part of our cash management policy, we expect to continue to deposit a certain amount of cash generated from our private education business with a related party finance company owned by Hailiang Group. In particular, based on our current policy, effective September 2014, such cash cannot exceed RMB152.0 million (US$24.5 million) unless otherwise approved by our audit committee and such threshold may be amended from time to time. As of June 30, 2015, we had demand deposits of RMB90.0 million (US$14.5 million) at Hailiang Finance. Hailiang Finance is a non-bank financial institution licensed by the China Bank Regulatory Commission. It was incorporated in February 2013. It currently has a registered capital of RMB1.0 billion and has been approved by the relevant authorities to conduct business with other entities within Hailiang Group, including, among other things, receiving deposits, borrowing, lending and providing guarantees, providing accounting and financing consultancy, and providing trade settlement and insurance brokerage services. We believe that Hailiang Finance provides interest at market rates with flexible withdrawal terms on our deposits. Based on our review of relevant documents provided by Hailiang Finance, we believe that Hailiang Finance has satisfactory asset quality, liquidity position and internal control environment. In addition, in September 2014, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee the timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest. After considering the terms provided by Hailiang Finance, coupled with its financial condition as well as the guarantee provided by Hailiang Group and Mr. Feng, our board approved the arrangement in September 2014 and our audit committee reviews our related party transactions, including the deposit arrangement from time to time. We, however, recognize that there are risks involved in the cash deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We deposit a certain amount of cash with related parties and are subject to credit risks of such related parties.”

We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition fees we are able to charge to students in our K-12 schools, annual enrollment numbers approved for our schools, the economic benefits we have received from our affiliated entities attributable to the provision of services to these entities and the economic benefits we may receive from our affiliated entities directly through payments under our consulting services agreement. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next twelve months.

The following table sets forth a summary of our cash flows for the periods indicated:

	As at June 30,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Net cash from operating activities	150,511	149,392	236,132	38,086
Net cash used in investing activities	(152,837)	(133,716)	(44,646)	(7,201)
Net cash used in financing activities	—	—	—	—

Net (decrease)/increase in cash	(2,326)	15,676	191,486	30,885
Cash and cash equivalents at beginning of the year	29,152	26,403	42,003	6,775

Effect of movements in exchange rates on cash held	(423)	(76)	(110)	(18)
Cash and cash equivalents at the end of the year	26,403	42,003	233,379	37,642

Operating Activities

Net cash provided by operating activities amounted to RMB236.1 million (US$38.1 million) in the 2015 fiscal year. The net cash provided by operating activities in the 2015 fiscal year was primarily attributable to net profit of RMB141.0 million (US$22.7 million), adjusted for (i) depreciation of RMB24.5 million (US$3.9 million), primarily relating to our leasehold improvements and (ii) interest income of RMB7.2 million (US$1.2 million), primarily from related parties. Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB41.5 million (US$6.7 million), primarily reflecting an increase in labor costs and student-related costs; (ii) an increase in other payables due to related parties of RMB23.4 million (US$3.8 million), primarily reflecting increases in payables for the purchase of organic food products due to a related party and in rental payables due to a related party, respectively; and (iii) an increase in deferred revenue of RMB11.1 million (US$1.8 million), primarily reflecting the increase in the tuition payment made by our students for the 2015/2016 school year.

Net cash provided by operating activities amounted to RMB149.4 million in the 2014 fiscal year. The net cash provided by operating activities in the 2014 fiscal year was primarily attributable to net profit of RMB140.7 million, adjusted for (i) depreciation of RMB22.5 million, primarily relating to our leasehold improvements and (ii) interest income of RMB20.2 million, primarily from related parties.

Net cash provided by operating activities amounted to RMB150.5 million in the 2013 fiscal year. The net cash provided by operating activities in the 2013 fiscal year was primarily attributable to net profit of RMB123.2 million, adjusted for (i) depreciation of RMB20.7 million, primarily relating to our leasehold improvements and (ii) interest income of RMB17.2 million, primarily from related parties. Adjustments for changes in working capital primarily included an increase in trade and other payables due to third parties of RMB8.9 million, primarily reflecting an increase in student-related costs.

Investing Activities

Net cash used in investing activities amounted to RMB44.6 million (US$7.2 million) in the 2015 fiscal year. The net cash used in investing activities in the 2015 fiscal year was primarily attributable to (i) term deposits of RMB1,051.2 million (US$169.5 million) placed with Hailiang Finance, (ii) prepayments of leasehold improvement made to Heng Zong Da, a related party supplier, of RMB268.0 million (US$43.2 million) relating to outfitting service and related improvements for some facilities of the Hailiang Education Park, and (iii) cash used in purchase of property and equipment of RMB115.6 million (US$18.6 million) relating to expenditures made in connection with improvements made to our school facilities and purchases of furniture and equipment for our schools, partially offset by cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB1,411.2 million (US$227.6 million). In the 2015 fiscal year, we purchased certain financial products in an aggregate amount of RMB858.0 million (US$138.4 million) from Industrial and Commercial Bank of China in November 2014 and December 2014, all of which matured as of June 30, 2015 and we collected the full principal amount at the maturity date.

Net cash used in investing activities amounted to RMB133.7 million in the 2014 fiscal year. The net cash used in investing activities in the 2014 fiscal year was primarily attributable to term deposits of RMB640.0 million placed with Hailiang Finance, as well as loans of RMB600.0 million to a related party for which we generated interest income, partially offset by repayments of RMB861.5 million of loans from related parties and cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB220.0 million.

Net cash used in investing activities amounted to RMB152.8 million in the 2013 fiscal year. The net cash used in investing activities in the 2013 fiscal year was primarily attributable to loans, in the amount of RMB380.0 million which were lent to a related party for which we generated interest income, partially offset by repayments of RMB118.5 million of such loans. In addition, we made advances to, and received repayment of advances from, Zhejiang Hailiang, a related party. The net cash used in investing activities in the 2013 fiscal year was partially offset by a cash inflow as a result of a third party’s repayment of loans made previously in the amount of RMB65.0 million.

Financing Activities

Net cash used in financing activities amounted to nil in the 2015 fiscal year. We generated RMB238.3 thousand (US$38.4 thousand) from advances from a related party relating to the payment of the new shares issuance cost relating to our initial public offering and we used RMB238.3 thousand (US$38.4 thousand) in payment of the new shares issuance cost relating to our initial public offering.

We did not have any cash flow used in or provided by financing activities in the 2013 and 2014 fiscal years.

Capital Expenditures

We incurred capital expenditures of RMB15.7 million, RMB8.8 million and RMB115.6 million (US$18.6 million) in the 2013, 2014 and 2015 fiscal years, respectively. The capital expenditures in the 2015 fiscal year primarily related to expenditures made in connection with improvements made to our school facilities and purchases of furniture and equipment for our schools. The capital expenditures in the 2014 fiscal year primarily related to the purchases of furniture and equipment for our schools and renovation of school buildings and classrooms. The capital expenditures in the 2013 fiscal year primarily related to the improvements made on our school facilities.

Recent Accounting Pronouncements

Up to the date of issue of our consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended June 30, 2015 and which have not been adopted in our consolidated financial statements. These include the following which may be relevant to us.

Effective for accounting periods beginning on or after
Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)	July 1, 2016

Annual improvements to IFRSs 2012-2014 cycle-various standards	July 1, 2016

Amendments to IAS 16 and IAS 38, clarification of acceptable methods of depreciation and amortization	July 1, 2016

Amendments to IAS 27, Equity method in separate financial statements	July 1, 2016

IFRS 14, Regulatory Deferral Accounts	July 1, 2016

IFRS 15, Revenue from Contracts with Customers	January 1, 2018

IFRS 9, Financial instruments	July 1, 2018

We are in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application. So far we have concluded that the adoption of them is unlikely to have a significant impact on our results of operations and financial position.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

We have strong research and development capabilities and have devoted significant resources developing our courses and innovative teaching methods and materials. For each senior teacher, we have a senior teacher workshop, which consists of that teacher and five to ten mid-level or junior teachers who teach the same grade and subject. The workshop regularly organizes meetings to discuss and exchange ideas on instruction methods. Teachers in the senior teacher workshop are given opportunities to publish articles on pedagogical methods and teaching techniques with guidance from the senior teachers.

In addition, we encourage our teachers to develop, update and improve our curricula and course materials based upon the latest official government curricula for each of our subjects as well as on students’ needs and preferences. The development process for our curricula and course materials typically starts with a review of the latest examination requirements to analyze new educational needs and trends. As our students’ academic ability levels vary widely, our curricula are designed with the flexibility to address a particular class or a particular student’s strengths and weaknesses. Our senior teachers in charge of the curriculum for a particular subject also work with other teachers to prepare or update course curricula. Our teachers also implement and revise the curricula based on feedback from the classroom.

Leveraging our research and development capabilities, we have developed teaching methods and courses for certain subjects that are not generally offered by other similar private education providers. For example, one of our vice principals, Ms. Jihong Zheng, has designed the “Jihong English Innovation Class” based on a widely recognized English teaching method in China that she created. Her course supplements the standard English curriculum with various added features, such as field trips and community service. These allow students to practice speaking English in real-world situations while enjoying field trips or performing community service that provides a sense of social responsibility and teamwork. We have also supplemented various government-mandated coursework with our self-developed courses. For example, we expanded the traditional chemistry coursework with a supplementary course called “Chemistry in Our Lives,” which demonstrates how chemistry principles and theories are applied in people’s daily lives. We believe students’ exposure to such real-world examples helps them to learn. We have also developed a supplemental mathematics course called “History of Mathematics,” which exposes our students to the cross-disciplinary approach of learning about the history of how certain mathematical principles were discovered or formulated, which, we believe, generates greater interest in the subject matter. We also offer a local geography course called “Hometown Geography—Zhuji and Shaoxing ‘Tantou’” for purposes of getting students to apply the geographical approaches and principles they learn to local cities, towns and rural areas.

At the end of each semester, we evaluate, update and improve course materials based upon student performance and feedback from teachers, students and parents. We believe our strong research and development capabilities differentiate us from other competitors in the private K-12 education industry.

Intellectual Property

Our schools hold copyrights to various course materials that have been developed internally and provide a basis for improving the quality of our educational services. Our strategic plan calls for continued and extensive investment in maintaining and expanding these assets. To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our educational services, in particular for our international program which requires foreign-language educational materials.

We had one registered trademark in the PRC, and we are in the process of applying for the registration of two trademarks in the PRC. We have also registered two domain names with the China Internet Network Information Center, www.hailiangschool.com and www.tmschool.com.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2014 to June 30, 2015 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2015:

	Payments Due by Period
	Total	Less than 1 Year	1-5 Years	More than 5 Years
	(In thousands of RMB)
Capital Commitments(1)	116,576	116,576	—	—
Operating Lease Commitments	111,996	9,759	39,035	63,202

Total	228,572	126,335	39,035	63,202

(1)	Includes payments to be made to Heng Zhong Da, a company affiliated with Hailiang Group, relating to the outfitting and improvement work on the Hailiang Educational Park and payments to be made to certain third party vendors for the purchase of equipment and leasehold improvements regarding the Hailiang Educational Park.

In addition, we are in the process of negotiating the terms and conditions of the leasing arrangement for the Hailiang Educational Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters with Zhejiang Hailiang. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Education Park.”

G.	Safe Harbor

This annual report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our business strategies and initiatives as well as our business plans;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenue and certain cost or expense items;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	our expectation regarding the use of proceeds from our initial public offering;

•	growth of and trends and competition in the education industry in China;

•	PRC governmental policies and regulations relating to the education industry in China; and

•	general economic and business conditions in China.

You should thoroughly read this annual report and the documents that we refer to in this annual report with the understanding that our actual results in the future may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

This annual report also contains third-party data related to macroeconomic data and the education industry as well as related projections and analyses based on a number of assumptions. These market data, including statistical data extracted from the CCID Report, include projections that are based on a number of assumptions. The projected growth may not materialize at the rates suggested by the market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the changing nature of the education industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions. Although we believe that the publications, reports and surveys are reliable, we have not independently verified the data. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which these statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report. You should not rely upon forward-looking statements as predictions of future events.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is 386, Jiefang Road, Diankou Town, Zhuji City, Zhejiang Province, 311814, the People’s Republic of China:

Name	Age	Position/title
Ming Wang	54	Chairman and chief executive officer
Ying Xin	53	Director and principal general
Ken He	34	Independent director
Xiaohua Gu	42	Independent director
Fang Chu	34	Independent director
Lei Chen	35	Chief financial officer
Bo Lyu	36	Board secretary
Jin Xie	49	Vice principal (human resources and student affairs)
Jihong Zheng	55	Vice principal (international program)
Lunguo Lyu	57	Vice principal (logistics)
Honggang Xu	56	Vice principal (Zhuji Private High School)
Jianjun Jiang	48	Vice principal (Tianma Experimental School)
Bailian Jin	42	Assistant Principal
Yejun Yu	29	Financial manager

Mr. Ming Wang has served as the chairman of the board of directors and chief executive officer of Hailiang Inc. since 2014. He has also served as a director of Hailiang Consulting, our wholly-owned subsidiary in China, since 2011. He has also served as vice president of Hailiang Group, a related party, since 2004. Mr. Wang is also a director of Zhejiang Hailiang Co., Ltd., a China-based copper company listed on the Shenzhen Stock Exchange, Sichuan Golden Summit (Group) Joint-stock Co., Ltd., a China-based non-metallic minerals mining and processing company listed on the Shanghai Stock Exchange, Hubei Danjiangkou Electric Power Co., Ltd., a China-based Hydroelectric power company listed on the New Third Board, and Bank of Ningxia Co., Ltd. He served as the assistant to the president of Hailiang Group from 2001 to 2004. Prior to joining Hailiang Group, Mr. Wang was employed from 1982 to 2001 by Jiangxi Copper Co., Ltd. and a supervising manager in the office of the Chief Executive Officer. Mr. Wang received an MBA degree from the University of Management and Technology and an EMBA degree from Zhongnan University of Economics and Law. Mr. Wang is also a Senior Economist certified by the Zhejiang provincial government. Mr. Wang is the spouse of Ms. Jihong Zheng.

Mr. Ying Xin has served as a director and principal general of Hailiang Inc. since 2014. He has also served as a director and the general manager of Hailiang Consulting since 2011. He has been the vice principal of Zhuji Private High School since 1999. Prior to joining our group, Mr. Xin taught at the Technical Secondary School of Zhuji city from 1985 to 1999 and at Zhaolin Secondary School of Harbin city, Heilongjiang province, from 1983 to 1985. He was awarded the “Distinguished Teacher of Shaoxing city” in 1998 and the “Advanced Education Professional of Zhuji City” in 1999. He was also awarded the “Silkworm Award” by the Zhejiang Province MOE, in recognition of his dedicated service and contribution to the education over a period of decades. Mr. Xin studied at Heilongjiang Hulan Normal School (now Harbin Normal University Hulan Campus) in Heilongjiang province from 1980 to 1983 and at Zhejiang Education College in Zhejiang province from 1993 to 1995 and completed graduate courses in Education Management in Hangzhou University in 1998.

Mr. Ken He has served as our independent director since June 2015. Mr. He is currently serving as the vice president of Racing Capital Management (HK) Limited, an asset management company, where he oversees its asset management and financial activities. From August 2011 to September 2015, Mr. He served as the chief financial officer of China Shengda Packaging Group Inc., or China Shengda, where he oversees China Shengda’s financing and investment activities, accounting practices and investor relations. Before joining China Shengda, Mr. He served as an investment director of Wealthcharm Investments Limited, a private investment company, from September 2009. Prior to that, Mr. He spent five years at PricewaterhouseCoopers Australia and China. Having several years of experience in the financial and accounting field, Mr. He is experienced and familiar with Chinese accounting standards, Hong Kong accounting standards, Australian accounting standards, international accounting standards and U.S. GAAP, as well as the differences among them. Mr. He holds a master’s degree in applied finance from Macquarie University, Australia. Mr. He is a U.S. Certified Public Accountant, and he also holds a Certified Public Accountant designation from the Chinese Institute of CPA, a Certified Public Accountant designation from the Hong Kong Institute of CPA, a Certified Practicing Accountant designation from the CPA Australia and a Chartered Financial Analyst designation from the CFA Institute.

Mr. Xiaohua Gu has served as our independent director since June 2015. Since March 2012, Mr. Gu has been the vice president of Zhongxingcai Guanghua Certified Public Accountants LLP., Shanghai Office, where he is responsible for the audit, tax compliance and book-keeping services of the firm. Since 2011, Mr. Gu has been an independent director of China Education Alliance, Inc., a reporting company with common stock traded on the OCTQX marketplace. From March 2010 to February 2012, Mr. Gu has been a partner at Beijing Jiafucheng International Investment Corporation, which is a financial service institution providing investment banking services and managing private equity investments. Starting from 2014, Mr. Gu has also been lecturing and organizing case studies in finance and auditing at Fudan University. From 2006 to 2010, Mr. Gu worked in KPMG as an associate, providing tax planning services. Mr. Gu obtained his master’s degree in accounting from Leeds Metropolitan University, the United Kingdom, in 2004, and he also received a master’s degree in business administration from Newcastle University, the United Kingdom, in 2001.

Dr. Fang Chu has served as our independent director since June 2015. Dr. Chu has extensive experience in private equity, finance, risk management and higher education. Dr. Chu was a senior financial analyst for Rosen Partners LLC, a New York-based private equity investment firm, where he worked from October 2011 to September 2014. At Rosen Partners LLC, Dr. Chu led the analysis on a real estate investment fund, established the China consulting initiative and oversaw the operation of various income-generating properties. Prior to this position, Dr. Chu worked for a multi-family office, where he provided portfolio analysis for high net worth individuals and families. He received a bachelor of science degree in software engineering from Tianjin University, China, in June 2005, and a Ph.D. degree in May 2010 from New Jersey Institute of Technology, where he has served on the School of Management Board of Visitors since June 2012.

Mr. Lei Chen has served as the chief financial officer of Hailiang Inc. since 2014 and has served as the financial consultant of Hailiang Inc. from 2011 to 2013. Prior to joining our group, Mr. Chen served as Senior Vice President for Cornerstone Advisors LLP. Prior to that, he worked as an auditing manager at KPMG and a senior auditor at PricewaterhouseCoopers from 2006 to 2009 and from 2003 to 2006, respectively. Mr. Chen received his bachelor’s degrees in International Business and Accounting from Guangdong University of Foreign Studies in 2003. Mr. Chen is a member of the Chinese Institute of Certified Public Accountants.

Mr. Bo Lyu has served as the board secretary of Hailiang Inc. since 2014. Mr. Lyu worked as an investment manager in Hailiang Group from 2009 to 2013. Mr. Lyu received his bachelor’s degree in International Investment from Wuhan University in 2001 and his master degree in Finance from the National Economics Department of Albert-Ludwigs-Universität Freiburg in 2008.

Mr. Jin Xie has served as the vice principal (human resources and student affairs) of Hailiang Inc. since 2014 and has been responsible for human resources and student affairs of our three schools since 2000. Mr. Xie also served as our director from November 2014 to October 10, 2015. Mr. Xie currently teaches in the Private High School and has served as its dean of academic and student affairs, its office manager of administration and its principal since he joined us in August 1998. Previously, Mr. Xie taught at No.1 Middle School of Baihe Town, Shaanxi province, from 1985 to 1997 and at Zhongen Experimental School of Fuqing City, Fujian province from 1997 to 1998. He was awarded the Advanced Teaching Qualification for secondary education in 2000. Mr. Xie received his bachelor’s degree in Biology Education from Shaanxi University of Technology in 1985.

Ms. Jihong Zheng has served as the vice principal (international program) of Hailiang Inc. since 2014 and has been responsible for the international program of our three schools since 2008. She has been the vice principal of Zhuji Hailiang Foreign Language School since April 2001. Prior to joining our schools, Ms. Zheng taught at Guiye Middle School from 1982 to 2001. Ms. Zheng graduated from the Foreign Language Department of Shangrao Normal University in 1982. In 2007, she received her master’s degree in Education from University of Northampton, England. Ms. Zheng received numerous awards, including “Excellent Principal of Foreign Language Experimental School Award for 2007” and the “National Primary and Middle-School Foreign Language Teachers’ Gardener Prize.” Ms. Zheng is the spouse of Mr. Ming Wang.

Mr. Lunguo Lyu has served as the vice principal (logistics) of Hailiang Inc. since 2014 and has been responsible for logistics of our three schools since 2001. He has been the vice principal of Zhuji Private High School since April 2001. He also teaches at Zhuji Private High School. He also became dean of the middle school division of Zhuji Private High School after he joined us in August 2001. Mr. Lyu has over 20 years of experience in primary and secondary education. He started his teaching career in 1980 and served as dean of academics and student affairs and the principal of various schools in Zhuji city for many years. He was awarded the “Top Ten Distinguished Teachers of Zhuji City” and the “Distinguished Young Teacher and Distinguished Professionals of Shaoxing City.” Mr. Lyu received his bachelor’s degree in Education Management from Zhejiang University in 2000.

Mr. Honggang Xu has served as the vice principal (Zhuji Private High School) of Hailiang Inc. since 2014 and is responsible for Zhuji Private High School. Mr. Xu has also served as the principal of Zhuji Private High School since 2011 and as the vice principal from 2006 to 2011. Mr. Xu has almost 30 years of experience in primary and secondary education. From 1980 to 2001, he served in a number of positions, including principal, vice principal, assistant to the principal, and group leader responsible for teaching and research, in various schools in Zhuji city. Mr. Xu received his bachelor’s degree from Zhejiang Normal University in 1991.

Mr. Jianjun Jiang has served as the vice principal (Tianma Experimental School) of Hailiang Inc. since 2014 and is responsible for Tianma Experimental School. Mr. Jiang has also served as the principal of Tianma Experimental School since 2009, prior to which, he served as vice principal of Zhuji Private High School since 2008. Prior to joining us, Mr. Jiang served as principal of Zhuji Paitou Middle School from 2004 to 2007 and vice president of Caota Middle School from 1999 to 2004. Before that, he worked in Zhuji Second High School from 1996 to 1999 and in Zhuji Chengguan Middle School from 1987 to 1996. Mr. Jiang has been awarded the “Distinguished Education Professional,” “Distinguished Class Teacher,” and “Top Ten Distinguished Teachers of Zhuji City” by Zhuji branch of the MOE. He received his bachelor’s degree in Biology from Zhejiang Normal University in 1982.

Mr. Bailian Jin has served as the assistant principal of Hailiang Inc. since August 2015. Before joining us, Mr. Jin has served as the principal of Zhuji Huanjiang Primary School Education Group from 2010 to July 2015. Mr. Jin served as the principal of Zhuji Huanjiang Primary School from 2006 to 2010. He served as the principal of Zhuji Huansha Primary School from 2004 to 2006. He also served as the vice-principal of Zhuji Experimental Primary School from 2002 to 2004. Before that, he worked first as a teacher and then as the Principal of Zhuji Diankou Town School from 1990 to 2002. Mr. Jin studied at Shangyu Normal School from 1987 to 1990 and studied at Zhejiang Education School from 1993 to 1996. Mr. Jin received his bachelor’s degree in pedagogy from Zhejiang University in 2004. Mr. Jin received numerous awards, including the “Zhejiang Provincial Exceptional Teachers” by the Zhejiang Province MOE in 2014 and the “National Model Worker in Education with Unique Features” by the Chinese Foundation for Teacher Development of the MOE in July 2012.

Mr. Yejun Yu has served as the financial manager of Hailiang Inc. since 2014 and as a director of our subsidiary, Hailiang Consulting, since December 2011. Mr. Yu also served as our director from November 2014 to October 10, 2015. Prior to joining us, Mr. Yu was an assistant manager and senior auditor of Marcum Bernstein & Pinchuk from 2010 to 2011 and an assistant manager at KPMG from 2008 to 2010. Mr. Yu received his bachelor’s degree in English Literature from Beijing Language and Culture University in 2008.

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended June 30, 2015, we paid an aggregate amount of RMB4.4 million (US$0.7 million) in cash compensation to our directors and executive officers, including the compensation we paid to one of our former executive officers who is still working at our company.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the year ended June 30, 2015.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to any separate requirement for Audit Committee’s (as defined in our articles of association) approval under applicable law or the listing rules of our Designated Stock Exchange (as defined in our articles of association), a director may vote with respect to any contract, transaction or arrangement in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and as long as he has not been disqualified by the chairman of the relevant board meeting. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors, namely the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Ken He, Mr. Xiaohua Gu and Dr. Fang Chu and is chaired by Mr. He. Mr. He, Mr. Gu and Dr. Chu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act. Our board also has determined that Mr. He qualifies as an audit committee financial expert within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NASDAQ Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our group. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K. In particular, our audit committee will review and approve our cash management policy in regard to depositing cash generated from our school operations with related parties, including the maximum amount of such deposits based on our financial condition from time to time;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with the management and our independent registered public accounting firm;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Mr. Ken He, Mr. Xiaohua Gu and Dr. Fang Chu and is chaired by Mr. Gu. Mr. He, Mr. Gu and Dr. Chu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Ken He, Mr. Xiaohua Gu and Dr. Fang Chu and is chaired by Dr. Chu. Mr. He, Mr. Gu and Dr. Chu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our directors hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. Officers are selected by and serve at the discretion of the board of directors. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors. Our officers are elected by and serve at the discretion of the board of directors.

Employment Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our group all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts and trade secrets.

D.	Employees

We had 2,121, 2,138 and 2,236 employees as of June 30, 2013, 2014, 2015, respectively. The majority of our employees are full-time and have signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff, we also have employees in sales and marketing, information technology and general administration. The following table sets forth the numbers of our employees, categorized by function as of June 30, 2015.

Function	Number of Employees
Teachers and educational staff	1,203
Cafeteria and dining hall staff	349
Student living staff	379
Security and safety staff	38
Administrative staff	165
Other staff	102

Total	2,236

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries as well as performance-based bonuses. None of our employees are represented by any collective bargaining arrangements, and we consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2015 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on there being 410,728,000 ordinary shares outstanding as of September 30, 2015.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares beneficially owned
Name	Number	%
Directors and Executive Officers:
Ming Wang	—	—
Ying Xin	—	—
Ken He	—	—
Xiaohua Gu	—	—
Fang Chu	—	—
Lei Chen	—	—
Bo Lyu	—	—
Jin Xie	—	—
Jihong Zheng	—	—
Lunguo Lyu	—	—
Honggang Xu	—	—
Jianjun Jiang	—	—
Bailian Jin	—	—
Yejun Yu	—	—
Principal Shareholders:
Hailiang Feng(1)	360,000,000	87.6
Jet Victory International Limited(2)	223,200,000	54.4
Brilliant One Development Limited(3)	100,800,000	24.5

(1)	Includes 223,200,000 shares held by Jet Victory International Limited, 100,800,000 shares held by Brilliant One Development Limited, 18,000,000 shares held by Fame Best International Limited and 18,000,000 shares held by Gain Success Group Limited. Jet Victory International Limited, Fame Best International Limited and Gain Success Group Limited are British Virgin Islands companies wholly-owned by Mr. Feng.
(2)	A British Virgin Islands company wholly-owned by Mr. Feng.
(3)	A British Virgin Islands company wholly owned by Hailiang Group. As of the date of September 30, 2015, Hailiang Group is controlled by Mr. Feng and is held as to 43.6% by Mr. Feng and 40.3% by Shanghai Weize Investment Company. Shanghai Weize Investment Company is controlled by Mr. Feng and is held as to 58.8% by Mr. Feng and 31.6% by Zhejiang Zhongyida Investment Company. Zhejiang Zhongyida Investment Company is controlled by Mr. Feng and is held as to 90% by Mr. Feng and 10% by his spouse. All the remaining minority equity interests in such shareholding entities are held by Mr. Feng’s relatives and/or independent third parties.

As of the date of this annual report, 11.1% of our outstanding ordinary shares are held by one record holder in the United States. None of our existing shareholders have different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with our Affiliated Entities and their Shareholder

We have entered into a series of contractual arrangements with Hailiang Investment which controls and holds our schools and Mr. Feng, its shareholder. Such contractual arrangements provide us (i) the power over Hailiang Investment, (ii) the exposure or rights to variable returns from our involvement with Hailiang Investment, and (iii) the ability to affect those returns through use of our power over Hailiang Investment to affect the amount of our returns. Therefore, we control Hailiang Investment and its subsidiaries. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Certain Related Parties

Advances and loans to related parties

Our controlling shareholder, Mr. Feng, owns or controls other non-educational service businesses that from time to time require short-term financing to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund our operations, we provided financing to these companies during the periods presented.

The financing was provided in the form of interest-free advances or interest-earning loans. The advances do not have a fixed term and are repayable upon demand. The loans have terms less than one year and allow for early repayment. We extended the loans as part of our cash management arrangement in order to earn interest that is comparable to ordinary deposits in banks. The related party companies have historically repaid advances upon demand and have paid the full principal amount plus the related interest income at maturity.

Advances

During the 2013, 2014 and 2015 fiscal years, we provided interest-free advances of RMB234.2 million, RMB3.8 million and RMB10.1 million (US$1.6 million), respectively, to Zhejiang Hailiang, a company controlled by Mr. Feng, to support its business operation. These advances did not have a fixed term of repayment and were repayable upon demand. We received RMB290.3 million, RMB4.4 million and RMB10.0 million (US$1.6 million) in repayment from Zhejiang Hailiang during the 2013, 2014 and 2015 fiscal years, respectively. The remaining balance of RMB2.0 million and RMB2.1 million (US$0.3 million) was offset by an equivalent rental payable amount arising from properties and facilities leased from Zhejiang Hailiang as of June 30, 2014 and 2015, respectively. As of June 30, 2014 and 2015, the net amount due from Zhejiang Hailiang was nil.

Loans

In October 2012, we loaned RMB380.0 million to Zhejiang Ming Xuan Construction Engineering Co., Ltd., a construction company controlled by our controlling shareholder, Mr. Feng, at an interest rate of 6% per annum. Pursuant to the loan agreements, the loans carried interest at a rate of 6% per annum and were to be repaid before October 2013. Zhejiang Ming Xuan Construction Engineering Co., Ltd. repaid RMB118.5 million of the loan in the 2013 fiscal year and the remainder plus accrued interest in September 2013. The interest income from the loans during the 2013 fiscal year amounted to RMB14.0 million.

In September 2013, subsequent to the collection of the loan from Zhejiang Ming Xuan Construction Engineering Co., Ltd., we provided loans of RMB600.0 million to Suzhou Wujiang Hailiang Real Estate Development Co., Ltd., an entity controlled by Mr. Feng. Pursuant to the loan agreements, the loans carried interest at a rate of 6% per annum, and were to be repaid before June 30, 2014. The interest income from the loan during the 2014 fiscal year amounted to RMB14.4 million. As of June 30, 2014, the loan and the related interest were collected in full.

Deposits

Starting from the 2014 fiscal year, we deposited a certain amount of cash generated from our private education business with Hailiang Finance, a related party finance company owned by Hailiang Group. The finance company may provide funds and financing to entities within Hailiang Group.

As of June 30, 2014 and 2015, we had cash demand deposits and seven-day call deposits of RMB24.7 million and RMB90.0 million (US$14.5 million), respectively. During the years ended June 30, 2014 and 2015, net cash demand deposits of RMB24.7 million and RMB65.3 million (US$10.5 million) were placed with Hailiang Finance.

As at June 30, 2014 and 2015, we had cash term deposits with maturities ranging from three months to less than one year amounting to RMB420.0 million and RMB60.0 million (US$9.7 million) that were placed at Hailiang Finance, respectively. During the year ended June 30, 2014, RMB640.0 million was deposited with Hailiang Finance, of which RMB220.0 million matured. During the year ended June 30, 2015, cash term deposits of RMB1,051.2 million (US$169.5 million) was placed with Hailiang Finance, of which RMB1,411.2 million (US$227.6 million) matured.

The interest income from the deposits during the years ended June 30, 2013, 2014 and 2015 amounted to nil, RMB1.3 million and RMB4.9 million (US$0.8 million), respectively. The interest receivable from the deposits placed in Hailiang Finance, amounted to RMB1.3 million and RMB224.4 thousand (US$36.2 thousand), which was recognized as an amount due from a related party as of June 30, 2014 and 2015.

As part of our cash management policy, we expect to continue to deposit a certain amount of cash generated from our private education business with Hailiang Finance. In particular, based on our current policy, effective September 2014, such cash cannot exceed RMB152.0 million (US$24.5 million) unless otherwise approved by our audit committee and such threshold may be amended from time to time. In September 2014, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest. In October 2014, we withdrew term deposits of RMB660.0 million from Hailiang Finance and subsequently deposited the cash proceeds with a commercial bank in China. As of June 30, 2015, the balance of deposits we had with Hailiang Finance amounted to RMB90.0 million (US$14.5 million) in demand deposits and RMB60.0 million (US$9.7 million) in term deposits, respectively. Our deposits with the finance company are generally made in the form of demand deposits or term deposits with terms ranging from three months to one year. The demand deposits are held for the purpose of meeting short-term cash commitments, such as to pay for our operating expenses at any time. The term deposits are held for investment purposes and can be withdrawn prior to their maturity without incurring significant penalties. We are subject to credit risks associated with the term deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We deposit a certain amount of cash with related parties and are subject to credit risks of such related parties.”

Lease agreements with a related party

We lease the school buildings and the related properties and facilities for our three schools from Zhejiang Hailiang, a company controlled by our controlling shareholder, Mr. Feng. On June 30, 2012, Zhuji Private High School entered into a revised lease agreement with Zhejiang Hailiang for additional properties and facilities. As a result, our total rental expenses increased from RMB4.6 million in the 2012 fiscal year to RMB9.6 million in the 2013 fiscal year. For the 2014 fiscal year, our total rental expenses remained at RMB9.6 million. For the 2015 fiscal year, our total rental expenses also remained at RMB9.6 million (US$1.5 million). The terms of our leases are for twenty years. All of our current leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease. Under the leasing agreements, we can terminate the lease at any time without cause, provided we notify the lessor in writing three months in advance. The lessor may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days or use of the properties for illegal activities. To terminate the leases for other causes, the lessor would have to give us written notice one year in advance and obtain our consent to such termination. However, there is no assurance that the lessor will observe its obligations under these leasing agreements. As a result, at the end of each year or the term of the lease, we may fail to reach an agreement for a rental price or otherwise fail to continue to lease the properties. We may be forced to relocate the affected operations to a new location, which could involve substantial rent increases and material business interruption.

Leasehold improvement contracts

Zhuji Private High School has entered into a Property Lease Cooperation Agreement with Zhejiang Hailiang, Hailiang Group and Mr. Feng on November 13, 2014. Under this agreement, Zhuji Private High School and Zhejiang Hailiang have agreed to enter into a lease agreement regarding the Hailiang Educational Park when Zhejiang Hailiang obtains the necessary approvals for the Hailiang Educational Park and the construction and the outfitting and improvement work on the Hailiang Educational Park have been substantially complete. If Zhejiang Hailiang and Zhuji Private High School fail to enter into such lease agreement by November 12, 2015, Zhejiang Hailiang will reimburse the prepayments made by Zhuji Private High School. The agreement also provides for undertakings from Hailiang Group and Mr. Feng that, upon such failure to reach a lease agreement, Hailiang Group and Mr. Feng will indemnify Zhuji Private High School for the amount it has not been reimbursed from Zhejiang Hailiang.

On November 13, 2014, Zhuji Private High School entered into three leasehold improvement contracts with Heng Zhong Da, a company affiliated with Hailiang Group. Under the contracts, Heng Zhong Da will provide outfitting services and related improvements for the student dormitories, classroom buildings, dining halls, administrative building, sports stadiums, welcoming center and school hospital of the Hailiang Educational Park to be built by Zhejiang Hailiang, a wholly-owned subsidiary of Hailiang Group. Zhuji Private High School will pay a total contract consideration of approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the contracts, respectively) to Heng Zhong Da. Under the contracts, the outfitting and improvements began on November 13, 2014 and were expected to be completed as of June 30, 2015. After a final inspection by Zhuji Private High School, the parties of the contracts will fix the final contract payment based on the actual costs incurred. For the year ended June 30, 2015, Zhuji Private High School made prepayments to Heng Zhong Da under the contracts in the aggregate amount of RMB268.0 million (US$43.2 million). The purpose of the prepayments is that the outfitting and improvements of a campus of this size, including the academic, library and athletic facilities, will be time-consuming and costly, and it will take time and will be expensive to install the modern and well-equipped facilities of the Hailiang Educational Park.

Purchase of organic food products

We purchased organic food products from Mingkanghui Health Food Group Co., Ltd., a company owned by Hailiang Group, amounting to nil, nil and RMB15.8 million (US$2.5 million) during the years ended June 30, 2013, 2014 and 2015, respectively.

Proposed lease arrangement with Zhejiang Hailiang

We are in the process of negotiating the terms and conditions of the leasing arrangement for the Hailiang Educational Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters with Zhejiang Hailiang. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.”

Private Placements

In connection with our incorporation in April 2011, we issued 360,000,000 ordinary shares at a par value of US$0.0001 per share to Mr. Feng, our founder. In December 2011, Mr. Feng transferred his shares in Hailiang Inc. to four holding companies then owned by Mr. Feng, namely Jet Victory International Limited, Brilliant One Development Limited, Fame Best International Limited and Gain Success Group Limited, in the British Virgin Islands. Mr. Feng transferred 62%, 28%, 5% and 5% of shares in Hailiang Inc. to Jet Victory International Limited, Brilliant One Development Limited, Fame Best International Limited and Gain Success Group Limited for considerations of US$22,300, US$10,080, US$1,800 and US$1,800, respectively. In March 2012, Maxida International Company Limited, an independent third party, purchased 5,000,000 newly issued ordinary shares for US$3.0 million.

In October 2014, Mr. Feng transferred his 100% interest in Brilliant One Development Limited, to International Mineral Investment (HK), a company wholly owned by Hailiang Group. Hailiang Group is controlled by Mr. Feng.

On December 23, 2014, we effected a 1-to-10 share split, following which each share of par value US$0.001 in our share capital was subdivided into ten shares, each of par value US$0.0001.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain future earnings, if any, to operate our business and finance future growth strategies. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company, and we rely on dividends paid by Hailiang Consulting, our subsidiary in China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our expenses. The payment of dividends in China is subject to limitations. Regulations in China currently permit payment of dividends by Hailiang Consulting only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In addition, Hailiang Consulting is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of the reserve funds reach 50% of its registered capital. Hailiang Consulting is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is determined by its board of directors in accordance with its articles of association. These funds are not distributable in cash dividends.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

Our ADSs are listed on the NASDAQ Global Market under the symbol “HLG.” Each ADS represents 16 of our ordinary shares. For the period from July 7, 2015 to October 27, 2015, the trading price of our ADSs on the NASDAQ Global Market has ranged from US$7.34 to US$12.50 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods specified.

	Sales Price (US$)
	High	Low
Annual High and Low
2015 (from July 7, 2015)	12.50	7.34

Quarterly High and Low
Third Quarter 2015 (from July 7, 2015)	12.50	7.34
Fourth Quarter 2015 (through October 27, 2015)	9.85	9.30
Monthly High and Low
July 2015	12.50	7.50
August 2015	9.75	7.34
September 2015	10.00	8.90
October 2015 (through October 27, 2015)	9.85	9.30

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing 16 of our ordinary shares, have been listed on the NASDAQ Global Market since July 7, 2015 under the symbol “HLG.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our memorandum of association filed as Exhibit 3.1 to our F-1 registration statement (File No. 333-201263) and articles of association filed as Exhibit 3.3 to our F-1 registration statement (File No. 333-201263), as amended, initially filed with the SEC on December 24, 2014.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.”

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently has no exchange control restrictions. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties.

Pursuant to section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor in Cabinet:

(a)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(b)	in addition, that no tax is levied on profits, income, gains or appreciation or no tax which is in the nature of estate duty or inheritance tax shall be payable by us:

(i)	on or in respect of the shares, debentures or our other obligations; or

(ii)	by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concession Law (2011 Revision).

The undertaking is for a period of 20 years from January 27, 2015.

People’s Republic of China Taxation

Hailiang Inc. is a holding company incorporated in the Cayman Islands and its income depends primarily on dividends from our PRC subsidiary. The New EIT Law and its implementation rules provide that an income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprise shareholders unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. Under the Double Tax Avoidance Arrangement, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by the PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement between China and Hong Kong and other applicable PRC laws, will be subject to withholding tax at the rate of 5%. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to approval of the relevant tax authority. Furthermore, the State Administration of Taxation promulgated Circular 601 in October 2009, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. Under Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for tax benefits under the treaties or arrangements. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management body” located within China may be considered to be PRC tax resident enterprises for tax purposes and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The New EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (i) the senior management and core management departments in charge of daily operations are located mainly within the PRC, (ii) financial and human resources decision are subject to determination or approval by persons or bodies in the PRC, (iii) major assets, accounting books, company seals and minutes and files of board and shareholders’ meeting are located or kept within the PRC, and (iv) at least half of the enterprise’s directors with voting rights or senior management reside within the PRC. Although Circular 82 explicitly provides that the above standards apply to enterprises which are registered outside the PRC and funded by PRC enterprises or PRC enterprise groups as controlling investors, the determining criteria set forth in Circular 82 may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. We currently do not believe that we or our Hong Kong subsidiary meet all of the conditions above thus we do not believe that we are, or our Hong Kong subsidiary is, a PRC resident enterprise but there can be no assurance in this regard. If we and/or our Hong Kong subsidiary were considered to be a PRC tax resident enterprise, we and/or our Hong Kong subsidiary would be subject to a PRC enterprise income tax on our and/or its worldwide income at a tax rate of 25% and to certain reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The implementation rules of the New EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income, if we are considered a PRC tax resident enterprise for tax purposes, and as a result, such dividends and capital gains paid to overseas shareholders or ADS holders that are non-PRC resident enterprises may become subject to PRC income tax at a rate of up to 10.0%, unless otherwise exempted or reduced under relevant tax treaties or arrangements between the PRC and relevant foreign jurisdictions. Under the PRC Individual Income Tax Law promulgated on September 10, 1980, as amended in 1993, 1999, 2005, 2007 and 2011 and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not residents of the PRC are ordinarily subject to a PRC withholding tax at a rate of 20% and PRC source gains realized by such investors on the transfer of ADSs or shares would be subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Under PRC laws, payers of the PRC sourced income to non-PRC-resident enterprises are generally obligated to withhold PRC income taxes from the payment. In the event of failure to withhold, the non-PRC-resident enterprises are required to pay such taxes on their own. Failure to comply with the tax payment obligations by the non-PRC-resident enterprises will result in penalties, including full payment of taxes owed, fines, and default interest on those taxes.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the IRS and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This summary does not discuss the so-called Medicare tax on net investment income, any federal non-income tax laws, including the federal estate or gift tax laws, or the laws of any state, local or non-United States taxing jurisdiction.

This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding our ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of holding our ADSs or ordinary shares.

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Investors considering the purchase of ADSs or ordinary shares should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the Medicare tax on net investment income, any federal non-income tax laws, including the federal estate or gift tax laws, or the laws of any state, local or non-United States taxing jurisdiction and under any applicable tax treaty.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreements are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

The United States Treasury Department and the IRS have expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, a pre-release of ADSs to persons that do not have beneficial ownership of the securities underlying the ADSs). Such actions may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate United States Holders of ADSs, including individual United States Holders, and the claiming of foreign tax credits by United States Holders of ADSs. Accordingly, among other things, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate United States Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company, if as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of ordinary shares.

Passive Foreign Investment Company

We are unable to determine whether we were a passive foreign investment company for U.S. federal income tax purposes, or a PFIC, for our taxable year ending on June 30, 2015. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. We have not been able to determine the fair market value of all of our assets on a quarterly basis with sufficient certainty to determine whether we were a PFIC for our taxable year ending on June 30, 2015. Additionally, we have a significant amount of cash, which is a passive asset, and consequently the determination of our PFIC status for our current taxable year ending on June 30, 2016 will depend primarily on the trading price of our ADSs and the rate at which we use our cash (including cash raised in our initial public offering) and other liquid assets to acquire non-passive assets during the remainder of the current taxable year. Accordingly, we cannot confirm that we will be treated as a PFIC for our current taxable year or for any future taxable year or that the IRS will not take a contrary position.

A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we are treating Hailiang Investment and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to substantially all of the economic benefits associated with these entities, and as a result, we will consolidate these entities’ operating results in our consolidated IFRS financial statements.

The determination of whether we are or will become a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may be determined based upon the market value of our ADSs or ordinary shares from time to time). A material decline in the trading price of our ADSs relative to their current trading price may result in us becoming a PFIC.

If we are a PFIC for any taxable year (which we are currently unable to determine) during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value determined on the last day of the last taxable year during which we were a PFIC and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year (which we are currently unable to determine) during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market’’ election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any ‘‘excess distribution’’ that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares, as applicable;

•	the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are a PFIC for any taxable year (which we are currently unable to determine) during which a United States Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries (including any entities treated as being owned by us for United States federal income tax purposes, such as Hailiang Investment and its subsidiaries) is also a PFIC, such United States Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. We are also unable to determine whether our subsidiaries will be PFICs for our taxable year ending on June 30, 2015. United States Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year (which we are currently unable to determine) during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs, a United States Holder may continue to be subject to the PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a United States Holder of shares in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds our ADSs or ordinary shares in any year in which we are classified as a PFIC (which we are currently unable to determine) will be required to file an annual report containing such information as the United States Treasury Department may require.

You should consult your own tax advisor regarding the application of the PFIC rules to your investment in our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Dividends and Other Distributions on the ADSs or Ordinary Shares if we are not a PFIC

Subject to the passive foreign investment company rules discussed above, the gross amount of any distribution that we make to you with respect to our ADSs or ordinary shares (including any amounts withheld to reflect PRC or other foreign withholding taxes, if any) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.

Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

If we are not a PFIC, dividends we distribute to a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if we are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as are our ADSs (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares are considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, are, subject to applicable limitations, eligible for the reduced rates of taxation if we are not a PFIC. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “—People’s Republic of China Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation, if we are not a PFIC.

Even if dividends would be treated as paid by a qualified foreign corporation and we are not a PFIC, non-corporate United States Holders will not be eligible for reduced rates of taxation if they do not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such United States Holders elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

PRC or other foreign withholding taxes, if any, imposed on dividends paid to you with respect to ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Ordinary Shares if we are not a PFIC

You will recognize gain or loss on a sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss generally will be capital gain or loss if we are not a PFIC. Capital gains of a non-corporate United States Holder, including an individual, that has held the ADS or ordinary share for more than one year currently are eligible for the reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes subject to PRC taxation as a resident for treaty purposes and PRC tax is imposed on gain from the disposition of ADSs or ordinary shares (see “—People’s Republic of China Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes.

If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for purposes of the foreign tax credit under Section 865(h) of the Code. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding (currently at a rate of 28%) generally will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale or exchange of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner. United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information on Foreign Financial Assets

Under legislation enacted in 2010, United States Holders who are individuals generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which your ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed certain specified thresholds. United States Holders should consult their tax advisors regarding the application of these information reporting rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File Number 333-201263), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Rule 5250(d) of the NASDAQ Listing Rules, we will post this annual report on Form 20-F on our website www.hailiangschool.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, and substantially all of our revenue, costs and expenses are denominated in Renminbi. Additionally, our cash and cash equivalents are held in both Renminbi and U.S. dollars. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi may affect our results of operations and financial condition.

The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005 though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of June 30, 2015, we had U.S. dollar-denominated cash balances of US$2.2 million. Assuming we had converted the US$2.2 million into the Renminbi at the exchange rate of US$1.00 for RMB6.2000 as of June 30, 2015, this cash balance would have been RMB14.0 million. Assuming a 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased by RMB138.2 thousand (US$22.3 thousand).

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Credit Risk

Our credit risk is primarily attributable to cash and prepayments to suppliers. A substantial majority of our cash is denominated in RMB, which is held by financial institutions located within the PRC. Financial institutions in the PRC do not have insurance similar to that provided by the Federal Deposit Insurance Corporation in the United States of America.

We have historically made deposits with Hailiang Finance. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties—Deposits.” Hailiang Finance, a subsidiary of Hailiang Group, is a finance company that is licensed to provide intra-group financing arrangements within Hailiang Group subsidiaries and other related party companies. The establishment of Hailiang Finance was approved by the China Banking Regulatory Commission, or CBRC, as a non-banking financial institution to solely facilitate Hailiang Group’s internal financing transactions including issuing loans to and accepting cash deposits from its subsidiaries and other related party entities. Pursuant to the license issued by CBRC, Hailiang Finance is not permitted to make any loans or accept any deposits from any parties that are unrelated to Hailiang Group, except for inter-bank transactions with other unrelated commercial banks. Hailiang Group and Mr. Feng have provided a guarantee on our deposits with Hailiang Finance. Based on one recent PRC credit rating organization, Hailiang Group has been rated AA+ which indicates strong ability to make payments on debts as they become due. Management believes that the credit risk on our deposit is low considering Hailiang Group’s guarantee and credit rating. To reduce our credit exposure with Hailiang Finance, we have limited the amount deposited with Hailiang Finance to an amount not exceeding RMB152.0 million (US$24.5 million) based on our current policy effective September 2014. As at June 30, 2015, we had cash demand deposits of RMB90.0 million (US$14.5 million) and cash term deposits with maturities ranging from three months to less than one year amounting to RMB60.0 million (US$9.7 million) at Hailiang Finance. The total amount of RMB150.0 million (US$24.2 million) represented 51% of our consolidated current assets as of June 30, 2015.

As of June 30, 2015, prepayments to suppliers mainly represented the down payments made to certain vendors for the purchase of equipment and leasehold improvements. We did not have any prepayments that were past due but not impaired as of June 30, 2015.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or other financial assets. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	June 30, 2015
Non-derivative financial instruments	Carrying amount		Contractual cash flows		1 year or less
Trade and other payables	RMB	118,232	RMB	118,232	RMB	118,232
	(US$	19,070)	(US$	19,070)	(US$	19,070)

Interest Rate Risk

The interest rates of cash held in bank and deposits placed with Hailiang Finance ranged from 0.35% to 3% per annum for the years ended June 30, 2014 and 2015. We do not have any financial assets that were designated at fair value through profit or loss. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.6%, and 2.0% in 2012, 2013 and 2014, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees Paid by Our ADS Holders

Our ADS holder will be required to pay the following service fees to the depositary bank, Deutsche Bank Trust Company Americas, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•       To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (expect where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

The fees described above may be amended from time to time.

Our ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via the Depository Trust Company, or the DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended June 30, 2015, we did not receive any payment from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.

Part II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-201263) for our initial public offering of 2,858,000 ADSs, representing 45,728,000 ordinary shares, which registration statement was declared effective by the SEC on June 9, 2015. Network 1 Financial Securities, Inc. was the underwriter for our initial public offering.

For the period from the effective date of the registration statement to June 30, 2015, our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$37.7 thousand. We did not receive any proceeds from our initial public offering from the effective date to June 30, 2015. We received net proceeds of approximately US$19.1 million from our initial public offering in July 2015.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2015. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of June 30, 2015 were not effective due to the material weaknesses disclosed below in “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the years ended June 30, 2012, 2013 and 2014, we and our independent registered public accounting firm identified two material weaknesses as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communicating Internal Control Related Matters Identified in an Audit, or AU325, in our internal control over financial reporting as of June 30, 2014. The same material weaknesses were identified in connection with the audit of our consolidated financial statements as of and for the year ended June 30, 2015. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. As we only became a public company in July 2015, neither we nor our independent registered public accounting firm have to date completed a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

The first material weakness identified related to lack of sufficient control as to the board or management approval on related party transactions. Following the identification of the material weakness, we implemented a set of internal control policies that include detailed procedures and guidance on related party transactions. Our policy on related party transactions will better enable us to trace and identify related party transactions in a more systematic way. Further, in December 2013, in order to improve our corporate governance, we have terminated our business practice of issuing advances and loans to entities controlled by Mr. Feng.

The second material weakness identified related to insufficient resources for financial information processing and reporting and lack of appropriate IFRS knowledge. Following the identification of the material weakness, we (i) are preparing to hire additional accounting personnel with experience in IFRS and SEC reporting requirements, (ii) have provided more regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics, (iii) began developing a comprehensive manual with detailed guidance on accounting policies and procedures as well as procedures for maintenance and retention of accounting and financial records, and (iv) began developing a more advanced information technology system to monitor our financial transactions.

Because we are in the process of implementing such remediation measures, management concluded that there still were material weaknesses as at June 30, 2015 related to the lack of sufficient controls as to the board or management approval of related party transactions and the insufficient resources for financial information processing and reporting and lack of appropriate IFRS knowledge. In the fiscal year ended June 30, 2016, we will continue to implement additional measures to remediate the two existing material weaknesses as discussed above. However, we cannot assure you that we will be able to remediate the material weaknesses as discussed above, or that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to employ significant resources to maintain a financial reporting system that satisfies our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

We will continue to implement the necessary procedures and policies, including those outlined above, to improve our internal control over financial reporting and remedy any control deficiencies identified as we prepare for our initial Section 404 reporting requirement under the Sarbanes-Oxley Act which will take place in the fiscal year ended June 30, 2016.

Changes in Internal Control Over Financial Reporting

Except for the matters described above to improve our internal control over financial reporting, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Ken He qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. He, Mr. Xiaohua Gu and Dr. Fang Chu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer and chief financial officer. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-201263) filed with the SEC on December 24, 2014 and posted the code on our website http: www.hailiangschool.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal external auditors, for the periods indicated.

	For the Year Ended June 30,
	2014	2015
	(In thousands)
Audit fees(1)	RMB1,300	RMB3,090	US$	499

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, as well as the services in connection with our initial public offering in 2015.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG Huazhen LLP, including audit services, audit-related services, tax services and other services.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ Global Market corporate governance listing standards. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Market corporate governance listing standards.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. There were three independent directors out of our total seven directors of the board during the period from June 2015 to October 2015. As a result of resignations of Mr. Jin Xie and Mr. Yejun Yu effective on October 10, 2015 from our board of directors, currently a majority of our board members are independent. Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Global Market corporate governance listing standards.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Hailiang Education Group Inc. and its subsidiaries are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit number	Description of document

1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

1.2	Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.1	Form of the Registrant’s American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American depositary shares (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on March 20, 2015)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.3	English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Investment, dated December 31, 2013 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.4	English translation of Call Option Agreement among Hailiang Consulting, Hailiang Investment and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.5	English translation of Power of Attorney from Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.6	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Hailiang Investment’s affiliates and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.7	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Hailiang Foreign Language School, dated June 30, 2009 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

Exhibit number	Description of document

4.8	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2005 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.9	English translation of Supplemental Agreement to Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2012 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.10	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Tianma Experimental School, dated June 30, 2009 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.11	English translation of Property Lease Cooperation Agreement among Zhejiang Hailiang Education Group Ltd., Zhuji Private High School. Hailiang Group and Mr. Feng, dated November 13, 2014 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.12	English translation of Decoration and Renovation Project Execution Contract between Zhuji Private High School and Heng Zhong Da Construction Limited Company, dated November 13, 2014 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.13	English translation of Guarantee Letter made by Hailiang Group, dated September 29, 2014 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.14	English translation of Guarantee Letter made by Mr. Feng dated September 29, 2014 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.15	Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 2, 2015 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on June 2, 2015)

8.1*	Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hailiang Education Group Inc.

By:	/ s/ Ming Wang
	Name:	Ming Wang
	Title:	Chairman and Chief Executive Officer

Date: October 28, 2015

EXHIBIT INDEX

1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

1.2	Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.1	Form of the Registrant’s American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American depositary shares (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on March 20, 2015)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.3	English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Investment, dated December 31, 2013 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.4	English translation of Call Option Agreement among Hailiang Consulting, Hailiang Investment and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.5	English translation of Power of Attorney from Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.6	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Hailiang Investment’s affiliates and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.7	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Hailiang Foreign Language School, dated June 30, 2009 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.8	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2005 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.9	English translation of Supplemental Agreement to Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2012 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.10	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Tianma Experimental School, dated June 30, 2009 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.11	English translation of Property Lease Cooperation Agreement among Zhejiang Hailiang Education Group Ltd., Zhuji Private High School. Hailiang Group and Mr. Feng, dated November 13, 2014 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.12	English translation of Decoration and Renovation Project Execution Contract between Zhuji Private High School and Heng Zhong Da Construction Limited Company, dated November 13, 2014 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.13	English translation of Guarantee Letter made by Hailiang Group, dated September 29, 2014 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.14	English translation of Guarantee Letter made by Mr. Feng dated September 29, 2014 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.15	Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 2, 2015 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on June 2, 2015)

8.1*	Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hailiang Education Group Inc.:

We have audited the accompanying consolidated statements of financial position of Hailiang Education Group Inc. and subsidiaries (the “Company”) as of June 30, 2014 and 2015, and the related consolidated statements of profit and loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended June 30, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hailiang Education Group Inc. and subsidiaries as of June 30, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 19, the Company entered into significant transactions with related parties during each of the years in the three-year period ended June 30, 2015.

/s/ KPMG Huazhen LLP

Shanghai, China

October 28, 2015

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015

(Amounts in thousands except per share data)

	Note	2013 RMB	2014 RMB	2015 RMB
Revenue	4	436,994	462,754	514,787
Cost of revenue	7(ii)	(293,763)	(299,683)	(334,528)

Gross profit		143,231	163,071	180,259
Other income	5	4,094	1,792	2,460
Selling expenses	7(ii)	(17,630)	(15,635)	(15,540)
Administrative expenses	7(ii)	(23,080)	(28,622)	(33,334)

Operating profit		106,615	120,606	133,845

Net finance income	7(i)	16,575	20,066	7,149

Profit before tax		123,190	140,672	140,994
Income tax expense	8	—	—	—

Profit		123,190	140,672	140,994

Other comprehensive income		—	—	29

Total comprehensive income		123,190	140,672	141,023

Earnings per share
Basic and diluted earnings per share	9	0.34	0.39	0.39

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2014 AND 2015

(Amounts in thousands)

	Note	2014 RMB	2015 RMB
Assets
Property and equipment	10	91,348	181,677
Intangible assets and goodwill	11	82,934	81,209
Prepayments to third party suppliers	12	—	29,905
Prepayments to a related party supplier	19(a)(vi)	—	268,000

Non-current assets		174,282	560,791

Other receivables due from related parties	19(a)(iii)	1,257	224
Other current assets	13	1,380	3,122
Term deposits held at a related party finance entity	19(a)(iii)	420,000	60,000
Cash and cash equivalents	15/19(a)(iii)	42,003	233,379

Current assets		464,640	296,725

Total assets		638,922	857,516

Equity
Share capital	16(a)	239	239
Share premium	16(a)	18,628	18,628
Contributed capital	16(a)	225,895	225,895
Translation reserve	16(b)	18	47
Retained earnings		312,012	453,006

Total equity		556,792	697,815

Liabilities
Trade and other payables due to third parties	17	46,690	89,595
Other payables due to related parties	17	5,112	28,637
Deferred revenue		30,328	41,469

Current liabilities		82,130	159,701

Total liabilities		82,130	159,701

Total equity and liabilities		638,922	857,516

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015

(Amounts in thousands)

	Share capital RMB	Share premium RMB	Contributed capital RMB	Translation reserve RMB	Retained earnings RMB	Total equity RMB
	Note 16(a)	Note 16(a)	Note 16(a)	Note 16(b)
Balance at July 1, 2012	239	18,628	225,895	18	48,150	292,930

Total comprehensive income
Profit	—	—	—	—	123,190	123,190
Other comprehensive income	—	—	—	—	—	—

Total comprehensive income	—	—	—	—	123,190	123,190

Balance at June 30, 2013	239	18,628	225,895	18	171,340	416,120

Total comprehensive income
Profit	—	—	—	—	140,672	140,672
Other comprehensive income	—	—	—	—	—	—

Total comprehensive income	—	—	—	—	140,672	140,672

Balance at June 30, 2014	239	18,628	225,895	18	312,012	556,792

Total comprehensive income
Profit	—	—	—	—	140,994	140,994
Other comprehensive income	—	—	—	29	—	29

Total comprehensive income	—	—	—	29	140,994	141,023

Balance at June 30, 2015	239	18,628	225,895	47	453,006	697,815

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015

(Amounts in thousands)

		2013	2014	2015
	Note	RMB	RMB	RMB
Cash flows from operating activities
Profit for the year		123,190	140,672	140,994
Adjustments for:
Depreciation	7(ii)	20,686	22,532	24,462
(Gain)/loss on sale of property and equipment		—	(14)	124
Amortization of intangible assets	7(ii)	—	2,517	1,725
Net foreign exchange loss	7(i)	435	86	75
Interest income	7(i)	(17,190)	(20,152)	(7,234)

		131,315	145,641	160,146
Change in other current assets		582	14	(77)
Change in trade and other payables due to third parties		8,905	2,182	41,478
Change in other payables due to related parties		5,001	2,103	23,444
Change in deferred revenue		4,708	(548)	11,141

Net cash from operating activities		150,511	149,392	236,132

Cash flows from investing activities

Interest received		3,174	32,899	8,267
Proceeds from sale of property and equipment		—	19	668
Purchase of property and equipment		(15,658)	(8,801)	(115,583)
Prepayments made to a related party supplier	19(a)(vi)	—	—	(268,000)
Prepayments made to third party for property and equipment		—	—	(29,905)
Advances made to a related party	19(a)(i)	(234,153)	(3,769)	(10,114)
Repayment of advances made to a related party	19(a)(i)	290,300	4,436	10,021
Term deposits placed with a related party finance entity	19(a)(iii)	—	(640,000)	(1,051,173)
Maturity of term deposits placed with a related party finance entity	19(a)(iii)	—	220,000	1,411,173
Purchase of available-for-sale financial assets	14	—	—	(858,000)
Maturity of available-for-sale financial assets	14	—	—	858,000
Repayment of loans made to third parties		65,000	—	—
Loans made to a related party	19(a)(ii)	(380,000)	(600,000)	—
Repayment of loans made to a related party	19(a)(ii)	118,500	861,500	—

Net cash used in investing activities		(152,837)	(133,716)	(44,646)

Cash flows from financing activities

Advances from a related party		—	—	238
Payment of new shares issuance cost		—	—	(238)

Net cash used in financing activities		—	—	—

Net (decrease)/increase in cash and cash equivalent		(2,326)	15,676	191,486
Cash and cash equivalents at beginning of the year		29,152	26,403	42,003
Effect of movements in exchange rates on cash held		(423)	(76)	(110)

Cash and cash equivalents at the end of the year		26,403	42,003	233,379

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS)

1	Reporting entity and organization

Hailiang Education Group Inc. (the “Company”) is a holding company and is majority-owned by Mr. Hailiang Feng (“Mr. Feng”). The Company, through its wholly-owned subsidiaries Hailiang Education (HK) Limited (“Hailiang HK”) and Zhejiang Hailiang Education Consulting and Services Co., Ltd. (“Hailiang Consulting”), and consolidated affiliated entities, Zhejiang Hailiang Education Investment Co., Ltd. (“Hailiang Investment”), Zhuji Hailiang Foreign Language School (“Foreign Language”), Zhuji Private High School (“Private High”) and Zhuji Tianma Experimental School (“Tianma Experimental”), is principally engaged in provision of private K-12 educational services. Hereinafter, Foreign Language, Private High and Tianma Experimental are collectively referred as the Three Schools. The Three Schools are located in Zhuji City, Zhejiang province in the People’s Republic of China (the “PRC”).

The tuition fee charged by the Three Schools and student enrolment at the Three Schools are subject to regulations by the Chinese government. Each of the Three Schools requires a license from the Zhuji Municipal Education Bureau to conduct its operations. The license for each of the Three School expires in November 2016. The Company expects that it will be able to renew the licenses without significant costs.

The consolidated financial statements of the Company as of June 30, 2014 and 2015 and for each of the years in the three-year period ended June 30, 2015 comprise the Company, its subsidiaries and consolidated affiliated entities (together referred to as the “Group”). As of June 30, 2015, the Company’s subsidiaries and consolidated affiliated entities are as follows:

Subsidiary	Place and year of establishment	Principle activities

Hailiang HK	Hong Kong, China, 2011	Investment holding

Hailiang Consulting	Zhejiang, China, 2011	Investment holding and school management

Consolidated affiliated entities	Place and year of establishment	Principle activities

Hailiang Investment	Zhejiang, China, 2012	Investment holding

Foreign Language	Zhejiang, China, 1995	K-12 educational services

Private High	Zhejiang, China, 2002	K-12 educational services

Tianma Experimental	Zhejiang, China, 1995	K-12 educational services

2	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements of the Company as of June 30, 2014 and 2015 and for each of the years in the three-year period ended June 30, 2015 comprise the accounts of the Company, its subsidiaries and consolidated affiliated entities. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Company’s board of directors on October 28, 2015.

(b)	Basis of presentation

Foreign Language was established in 1995 by way of a 100% registered capital contribution from Mr. Feng. Private High was established in 2001 by Mr. Feng and Mr. Zhanghuan Meng (“Mr. Meng”), each contributing 60% and 40% of the registered capital, respectively. In July 2009, Mr. Feng and Mr. Meng purchased 80% and 20% registered capital equity interests in Tianma Experimental, respectively from Zhejiang Tianma Education Enterprise Co., Ltd., a third party. In November 2011, Mr. Feng purchased all the registered capital equity interests in Private High and Tianma Experimental held by Mr. Meng (see Note 16(a)(iv)) and became the sole sponsor. As the sole sponsor, Mr. Feng owned 100% registered capital equity interest in each of the Three Schools as of December 31, 2011.

2	Basis of preparation (continued)

(b)	Basis of presentation (continued)

To facilitate an initial public offering (“IPO”) in an overseas market, a series of reorganization activities and transactions (the “Reorganization”) were entered as follows:

•	On April 7, 2011, the Company was incorporated by Mr. Feng in the Cayman Islands with an authorized share capital, of 360,000,000 ordinary shares of $0.0001 each. The Company issued 360,000,000 ordinary shares to Mr. Feng for nil consideration on the date of incorporation.

•	In April 2011, Hailiang HK was incorporated by Mr. Feng with capital contribution of Hong Kong dollar (“HKD”) 10 (Renminbi yuan (“RMB”) equivalent 9). On January 3, 2012, Mr. Feng transferred his equity interests in Hailiang HK to the Company for nil consideration.

•	On December 7, 2011, Hailiang Consulting was incorporated in the PRC as a wholly-owned subsidiary of Hailiang HK.

•	In December 2011, Mr. Feng transferred all his shares in the Company into four holding companies, each wholly owned by Mr. Feng, namely Jet Victory International Limited (“Jet Victory”), Brilliant One Development Limited (“Brilliant One”), Gain Success Group Limited (“Gain Success”) and Fame Best International Limited (“Fame Best”).

•	On April 10, 2012, Hailiang Investment was incorporated by Mr. Feng with a capital contribution of RMB 139,980.

•	On April 12, 2012, Mr. Feng transferred 100% registered capital equity interest in each of the Three Schools to Hailiang Investment for cash consideration of RMB 139,800. As of June 30, 2014 and 2015, Hailiang Investment holds 100% equity interests in each of the Three Schools.

•	On December 31, 2013, Hailiang Consulting entered into a series of contractual arrangements (“Contractual Agreements”) with Hailiang Investment and the Three Schools (collectively, the “Affiliated Entities”) and Mr. Feng. The contractual arrangements include Power of Attorney, Call Option Agreement, Equity Pledge Agreement, and Consulting Services Agreement.

The key terms of the Contractual Agreements are as follows:

Call Option Agreement: Pursuant to the Call Option Agreement, Mr. Feng unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the other agreements under the contractual arrangements or liquidation or dissolution of Hailiang Investment, all or part of the equity interest in Hailiang Investment at the lowest consideration permitted by PRC laws and regulations. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. This agreement shall remain in full force and effect until Hailiang Investment’s term of operations expires in April 2042.

Power of Attorney: In December 2013, Mr. Feng executed an irrevocable power of attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as his attorney-in-fact to (i) exercise on his behalf all his rights as a shareholder of Hailiang Investment, including those rights under PRC laws and regulations and the articles of association of Hailiang Investment, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Hailiang Investment in its business operations, and (iii) unconditionally assign Mr. Feng’s shareholding rights to Hailiang Consulting, including dividends or other benefits that Mr. Feng receives from Hailiang Investment as a shareholder.

Consulting Services Agreement: Hailiang Consulting has the exclusive right to provide comprehensive technical and business support services to the Affiliated Entities. The Affiliated Entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting. The service fees could be up to 100% of the profits of the Affiliated Entities. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. The Consulting Services Agreement shall remain in full force and effect during the term of operations of the Affiliated Entities.

Equity Pledge Agreement: Pursuant to the Equity Pledge Agreement, Mr. Feng unconditionally and irrevocably pledged all of his equity interests in Hailiang Investment to Hailiang Consulting to guarantee performance of the obligations of the Affiliated Entities under the Call Option Agreement, Power of Attorney and Consulting Services Agreement. Mr. Feng agreed that without prior written consent of Hailiang Consulting, he shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Hailiang Investment or create or allow any encumbrance on the pledged equity interests. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. The Equity Pledge Agreement shall remain in full force and effect until all of the obligations of the Affiliated Entities under the Consulting Services Agreement have been duly performed and related payments are duly paid.

2	Basis of preparation (continued)

(b)	Basis of presentation (continued)

The Contractual Agreements provide the Company, through Hailiang HK and Hailiang Consulting, the following, (i) the power over the Affiliate Entities; (ii) the exposure or rights to variable returns from its involvement with the Affiliated Entities; and (iii) the ability to affect those returns through its power over the Affiliated Entities.

The Company has the power over the Affiliated Entities by virtue of the Power of Attorney, pursuant to which Hailiang Consulting has rights that give it the current ability to direct the activities that significantly affect the returns of the Affiliated Entities. Hailiang Consulting has the rights to appoint, replace or remove directors of Hailiang Investment, as well as to make decisions on all operational and financial matters of the Affiliated Entities.

The Company has the exposure or rights to variable returns from its involvement with the Affiliated Entities by virtue of the Power of Attorney and Consulting Services Agreement. Hailiang Consulting’s returns from its involvement with the Affiliated Entities have the potential to vary as a result of the performance of the Affiliated Entities. Pursuant to the Power of Attorney, Hailiang Consulting is the only party that can share in the distributed and undistributed earnings of the Affiliated Entities. Pursuant to the Consulting Services Agreement, Hailiang Consulting has the exclusive right to provide consulting, support and services to the Affiliated Entities in return for a fee that could be up to 100% of the profits of the Affiliated Entities.

The Company has all decision-making rights over the Affiliated Entities to affect the amounts of its returns. By virtue of the Power of Attorney, Hailiang Consulting is the principal and is the only party that has the decision-making authority on all relevant activities of the Affiliated Entities. There are no substantive rights held by other parties that may affect or restrict Hailiang Consulting’s ability to direct the relevant activities of the Affiliated Entities. The Power of Attorney is irrevocable and no party can remove Hailiang Consulting without cause. Hailiang Consulting also has exposure to variability of returns of the Affiliated Entities from the Call Option Agreement.

The Company, Hailiang HK and Hailiang Consulting are either investment holding companies or companies that have not carried out any business since their respective dates of incorporation, apart from acquiring control of the Affiliated Entities through the Contractual Agreements. The Company and the Affiliated Entities are controlled by the same person both before and after the Reorganization on December 31, 2013. In substance, the Reorganization involves no business combination and is merely a reorganization of entities under common control. Accordingly, the assets and liabilities of the Affiliated Entities are measured and recognized at their historical carrying amounts. In addition, the accompanying consolidated financial statements present the results of the Group as if the Reorganization had been consummated as of the beginning of the earliest period presented. That is, the Company’s consolidated financial statements include the financial position and the results of operations of the Affiliated Entities as of the earliest periods presented.

•	In October 2014, Mr. Feng transferred his 100% interest in Brilliant One, to International Mineral Investment (HK), a company wholly owned by Hailiang Group Inc. (“Hailiang Group”). Hailiang Group is controlled by Mr. Feng.

(c)	Risks and uncertainties

Risks and uncertainties of the Contractual Arrangements: The Company relies on the Contractual Agreements to control the Affiliated Entities. However, these contractual arrangements may not be as effective as direct equity ownership in providing the Company with control over the Affiliated Entities. Any failure by Hailiang Investment or Mr. Feng, the nominee shareholder of Hailiang Investment, to perform the obligations under the Contractual Agreements would have a material adverse effect on the financial position and financial performance of the Company. Therefore, the enforceability of the Contractual Agreements represents a significant judgment and assumption. All the Contractual Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In addition, if the legal structure and the Contractual Agreements were found to be in violation of any existing or future PRC laws and regulations, the Company may be subject to fines or other legal or administrative sanctions.

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the contractual arrangements are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

2	Basis of preparation (continued)

(c)	Risks and uncertainties (continued)

•	require the Company to restructure its ownership structure and operations in the PRC to comply with the existing or future PRC laws and regulations;

•	revoke the Affiliated Entities’ business and operating licenses;

•	require the Affiliated Entities to discontinue or restrict operations;

•	block the Affiliated Entities’ websites;

•	impose additional conditions or requirements with which the Affiliated Entities may not be able to comply; or

•	take other regulatory or enforcement actions against the Affiliated Entities that could be harmful to the Affiliated Entities’ business.

If the imposition of any of these government actions causes the Company to lose its right to direct the activities of the Affiliated Entities or to lose its right to the variable returns from its involvement with the Affiliated Entities and the Company is not able to restructure its ownership structure of the Affiliated Entities (such as acquiring controlling equity interests), the Company would not be able to consolidate the financial results of the Affiliated Entities in the Company’s consolidated financial statements. Substantially all assets, liabilities and results of operations reported in the accompanying consolidated financial statements comprise the assets, liabilities and results of operations of the Affiliated Entities. The Company and its wholly owned subsidiaries, Hailiang HK and Hailiang Consulting are investment holding companies with no substantial operations and hold minimal amount of assets. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or contractual arrangements is remote based on current facts and circumstances.

The equity interests of Hailiang Investment are legally held by Mr. Feng on behalf of the Company. Mr. Feng is also a major shareholder of the Company. The Company cannot assure that Mr. Feng will act in the best interests of the Company. The Company relies on Mr. Feng to comply with the terms and conditions of the Contractual Agreements. If Mr. Feng is in breach of his contractual obligations under the Contractual Agreements and the Company cannot resolve any dispute between the Company and Mr. Feng, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

(d)	Functional and presentation currency

The functional currency of each of the Group’s entities is the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company’s functional currency is the United States dollar (“USD”), whereas the functional currency of Hailiang HK and the PRC entities of the Group are the HKD and RMB, respectively.

The Group’s presentation currency is RMB. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

(e)	Use of estimates

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the consolidation of the Affiliated Entities, the useful lives and the recoverability of the carrying amounts of property and equipment and intangible assets (including goodwill), the collectability of other receivables and term deposits placed with a related party finance entity, and the assessment of contingent liabilities. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

2	Basis of preparation (continued)

(e)	Use of estimates (continued)

Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 2(c), risks and uncertainties (the enforceability of the Contractual Agreements)

•	Note 8, income tax

•	Note 11, intangible assets and goodwill

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

Management regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then management assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about assumptions made in measuring fair values is included in the following notes:

•	Note 11, intangible assets and goodwill

•	Note 18(d), fair value

3	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements, and have been applied by each of the entities comprising the Group.

(a)	Basis of consolidation

(i)	Business combinations

The Group accounts for business combinations (except entities acquired under common control) using the acquisition method when control is transferred to the Group (see 3(a)(ii)). The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment (see 3(f)(ii)). Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

3	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(i)	Business combinations (continued)

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(ii)	Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(iv)	Entities acquired under common control

Entities acquired under common control or transactions accounted for in a manner similar to a pooling-of-interests (for example, a reorganization of entities under common control) are accounted under the “book value” accounting, where the Company recognizes the assets acquired and liabilities assumed using the book values of the transferor. When the consolidated financial statements are issued for a period that includes the date the common control transaction occurred, the Company’s consolidated financial statements of all prior periods are retrospectively revised to the earliest date presented.

(b)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates ruling at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated to the functional currency at the exchange rate when the fair value was determined. Foreign currency differences are generally recognized in profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(c)	Financial instruments

The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

The Group classifies non-derivative financial liabilities into the following categories: financial liabilities at fair value through profit or loss and other financial liabilities category.

(i)	Non-derivative financial assets and financial liabilities – Recognition and derecognition

The Group initially recognizes loans and receivables and debt securities issued on the date when they are originated. All other financial assets and financial liabilities are initially recognized on the trade date when the entity becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognized financial assets that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

3	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(i)	Non-derivative financial assets and financial liabilities – Recognition and derecognition (continued)

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Non-derivative financial assets – Measurement

A financial asset is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss.

Held-to-maturity financial assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Loans and receivables are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Available-for-sale financial assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on debt instruments, are recognized in other comprehensive income and accumulated in the fair value reserve. When these assets are derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

(iii)	Non-derivative financial liabilities – Measurement

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial liabilities at fair value through profit or loss are measured at fair value and changes therein, including any interest expense, are recognized in profit or loss.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

3	Significant accounting policies (continued)

(d)	Property and equipment

(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (Note 3(f)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and any other costs directly attributable to bringing the asset to a working condition for its intended use.

Construction in progress represents property under construction and equipment pending installation, and is stated at cost less impairment losses (Note 3(f)). Capitalization of these costs ceases and the construction in progress is transferred to property and equipment when the asset is substantially ready for its intended use. No depreciation is provided in respect of construction in progress.

Gains or losses arising from the retirement or disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

(ii)	Subsequent costs

The cost of replacing a component of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of property, and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Items of property and equipment are depreciated from the date that they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line basis over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or their useful lives. The estimated useful lives for the current and comparative years of significant property and equipment are as follows:

Motor vehicles	5~10 years
Furniture, fixtures and other equipment	5~10 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(e)	Intangible assets

(i)	Goodwill

Goodwill is presented with intangible assets and is measured at cost less accumulated impairment losses (Note 3(f)).

(ii)	Trademark

Trademark is not amortized when its useful life is assessed to be indefinite, which is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment. The change in the useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives.

3	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iii)	Other intangible assets

Other intangible assets that have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses (Note 3(f)). Other intangible assets are student relationships that arose from the acquisition of Tianma Experimental.

(iv)	Amortization

Amortization of intangible assets with finite useful lives is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives of student relationships are 1~15 years.

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

(f)	Impairment

(i)	Non-derivative financial assets

A financial asset not classified as at fair value through profit or loss, including an interest in an equity-accounted investee, is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event had an impact on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired includes:

•	default or delinquency by a debtor;

•	restructuring of an amount due to the Group on terms that the Group would not consider otherwise;

•	indications that a debtor or issuer will enter bankruptcy;

•	adverse changes in the payment status of borrowers or issuers;

•	the disappearance of an active market for a security because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the expected cash flows from a group of financial assets.

The Group considers evidence of impairment for financial assets measured at amortized cost (other receivables) at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested annually for impairment.

3	Significant accounting policies (continued)

(f)	Impairment (continued)

(ii)	Non-financial assets (continued)

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units (“CGU”s). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

An impairment loss in respect of goodwill is not reversed. In respect of other non-financial assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g)	Employee benefits

(i)	Defined contribution plan

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees. Pursuant to the relevant labor rules and regulations in the PRC, the Group participates in defined contribution retirement schemes (the “Schemes”) organized by the relevant local government authorities for its eligible employees whereby the Group is required to make contributions to the Schemes at 34.4% to 41.4% of the deemed salary rate announced annually by the local government authorities.

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

(ii)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A provision is recognized for the amount expected to be paid under short-term cash bonus or other short-term benefits if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(h)	Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(i)	Revenue

The Group’s revenue is principally derived from the rendering of boarding school education services to students. The Group offers basic educational and international programs at the primary school, middle school and high school grades. The basic educational program provides curricula and coursework mandated by the PRC government. The international program provides students to both earn their PRC school diplomas and prepare for admissions tests for overseas educational institutions.

3	Significant accounting policies (continued)

(i)	Revenue (continued)

Tuition fees are received at the beginning of each school year. Each school year is comprised of two semesters. The first semester starts in September and ends in January. The second semester starts the following month in February and ends in June.

The arrangements with the student contain multiple components consisting of the delivery of education, accommodations, meals, and transportation services, (collectively, “education services”) and the delivery of education books and related materials (“educational materials”). The Group allocates the total tuition fees into educational services and educational materials based on their relative fair value. The components within education services were not further separated since revenue recognition for the components occurs at the same time and the components belong to the same category of revenue, which is service revenue.

Revenue attributable to education services is recognized on a straight-line basis over the school year since the services are performed by an indeterminate number of acts over a specified period of time and there is no evidence that some other method better represents the stage of completion. Revenue attributable to educational materials is recognized upon the delivery of the products to the students, which is when the risks and rewards have been transferred to the students. Tuition fees not yet earned are recorded as deferred revenue.

For the periods presented, revenue recognized for the delivery of educational materials was insignificant and occurred during the same year that revenue for the delivery of education services was recognized.

The Group also provides kindergarten education service. Fees received for kindergarten education services are recognized as revenue on a straight-line basis over the period of rendering the service.

(j)	Government grants

Government grants are recognized in the statements of comprehensive income when the grants are unconditional and become receivable. Grants that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same periods in which the expenses are incurred.

(k)	Lease payments

Payments made under operating lease are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expenses over the term of the lease.

(l)	Finance income and finance costs

Finance income comprises interest income. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis as either finance income or finance expense depending on whether foreign currency changes are in a net gain or net loss position.

(m)	Income tax expense

Income tax expense comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable they will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

3	Significant accounting policies (continued)

(m)	Income tax expense (continued)

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets are offset against deferred tax liabilities, if there is a legal enforceable right to offset current tax assets and current tax liabilities, and in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously, or in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. The carrying amount of a deferred tax asset is reviewed at each reporting date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such determination is made.

(n)	Education development reserve

Each of the Three Schools is required to appropriate 25% of its after-tax profits to a non-distributable education development reserve for the construction or maintenance of the school or procurement or upgrading of educational equipment. In accordance with the Law of Promoting Private Education, this reserve can only be used for school construction, maintenance and upgrade of education equipment. The statutory reserves are restricted net assets of the Three Schools which are undistributable to the Company in the form of dividends or loans. The education development reserve as of June 30, 2014 and 2015 was RMB 156,358 and RMB 195,011, respectively.

(o)	Earnings per share

Basic earnings per share is calculated by dividing the profit by the weighted-average number of ordinary shares outstanding during the period. The Company did not issue any dilutive potential ordinary shares during the periods presented.

(p)	Related parties

For the purposes of these consolidated financial statements, a person or entity is considered to be related to the Group if:

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group.

(ii)	has significant influence over the Group; or of a parent of the Group.

(iii)	is a member of the key management personnel of the Group or of a parent of the Group.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	the entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the other).

(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of the Group of which the other entity is a member).

(iii)	both entities are joint ventures of the same third party.

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	the entity is controlled or jointly controlled by a person identified in (a).

3	Significant accounting policies (continued)

(p)	Related parties (continued)

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(q)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resources and assess performance of the segment. For the years ended June 30, 2013, 2014 and 2015, the Group’s chief operating decision maker was Mr. Feng, the executive director and general manager of the Company, who reviewed the financial information of the private K-12 education business carried out by the Group on a consolidated basis. Therefore, the Group has one operating segment, which is the provision of private K-12 educational services. The Group’s operations are located in the PRC.

(r)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended June 30, 2015

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended June 30, 2015 and which have not been adopted in these consolidated financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)	July 1, 2016
Annual improvements to IFRSs 2012-2014 cycle-various standards	July 1, 2016
Amendments to IAS 16 and IAS 38, clarification of acceptable methods of depreciation and amortization	July 1, 2016
Amendments to IAS 27, Equity method in separate financial statements	July 1, 2016
IFRS 14, Regulatory Deferral Accounts	July 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 9, Financial instruments	July 1, 2018

The Group is in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

4	Revenue

The Group provides private boarding K-12 educational services in the PRC. The Group’s revenue for the years ended June 30, 2013, 2014 and 2015 were all generated in the PRC.

5	Other income

	2013 RMB	2014 RMB	2015 RMB
Government grants	1,550	1,157	1,241
Others	2,544	635	1,219

	4,094	1,792	2,460

5	Other income (continued)

The Group was awarded unconditional government grants of RMB1,550, RMB1,157 and RMB 1,241 for the years ended June 30, 2013, 2014 and 2015, respectively.

Others mainly include forfeiture of deposits from students. Prior to admission, new students are required to pay a deposit. The deposit is not refundable unless the student cannot be enrolled due to restriction imposed by the regulatory authority pursuant to applicable laws and regulations. Upon the student’s enrolment, the deposit is applied towards the tuition fee payment.

6	Employee benefit expenses

	2013	2014	2015
	RMB	RMB	RMB
Wages and salaries	141,372	151,659	171,325
Contributions to defined contribution plans	14,896	17,586	21,267

	156,268	169,245	192,592

The Group participates in pension funds organized by the PRC government. According to the respective pension fund regulations for its employees, the Group is required to pay annual contributions for its employees. The Group remits all the pension fund contributions to the relevant local government authorities, which are responsible for the payments and liabilities relating to the pension funds. The Group has no obligation for payment of retirement and other post-retirement benefits of employees other than the contributions described above.

7	Profit before tax

(i)	Net finance income

	2013	2014	2015
	RMB	RMB	RMB
Interest income	17,190	20,152	7,234
Net foreign exchange loss	(435)	(86)	(75)
Other expenses	(180)	—	(10)

Net finance income	16,575	20,066	7,149

Interest income was mainly generated from loans made to related parties (Note 19(a)(ii)) and deposits placed with a related party finance entity (Note 19(a)(iii)).

7	Profit before tax (continued)

(ii)	Expenses by nature

	2013 RMB	2014 RMB	2015 RMB
Employee benefit expenses (Note 6)	156,268	169,245	192,592
Students related cost	73,437	68,111	76,500
Transportation	23,390	23,145	22,342
Marketing and promotion	13,436	13,118	13,815
Depreciation	20,686	22,532	24,462
Utilities	11,752	11,407	11,577
Amortization of intangible assets	4,194	2,517	1,725
Professional service fees	770	5,974	10,764
Operating lease charges	9,762	9,760	9,759

Students related costs are mainly comprised of costs for text books, uniforms, dining services and living accommodations.

8	Income tax expenses

The Company is incorporated in the Cayman Islands and conducts its primary business operations through its subsidiaries and consolidated affiliated entities in the PRC. It also has a wholly-owned subsidiary in Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, the statutory income tax rate is 16.5%. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Under the Enterprise Income Tax (“EIT”) Law, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

According to the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard. The Three Schools have historically enjoyed the corporate income exemption treatment since their establishment.

Based on a confirmation from the local tax authorities, the local tax authorities have agreed to apply the corporate income tax exemption treatment to each of the Three Schools for the years ended June 30, 2013, 2014 and 2015. As a result, no income tax expense was recognized for the years ended June 30, 2013, 2014 and 2015. The Company’s PRC counsel has confirmed that this tax exemption is not contrary to PRC tax laws.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to their offshore parent entities, would be subject to 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between PRC and Hong Kong. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to the offshore parent entities located in Hong Kong, would be subject to 5% withholding tax rather than statutory rate of 10% provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. The Company has not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB 339,430 and RMB 494,044 as of June 30, 2014 and 2015, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC indefinitely in the foreseeable future.

8	Income tax expenses (continued)

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. During the years ended June 30, 2013, 2014 and 2015, the Company did not carry out any substantial business operations and therefore was not subject to PRC taxes.

9	Earnings per share

The calculation of basic and diluted earnings per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(i)	Profit attributable to ordinary shareholders (basic and diluted)

	2013	2014	2015
Profit attributable to ordinary shareholders	123,190	140,672	140,994

(ii)	Weighted-average number of ordinary shares (basic and diluted)

On December 23, 2014, a share split was authorized by the board of director and became effective on the same day, following which each of the Company’s previously issued ordinary shares were subdivided into ten ordinary shares. All share and per share data have been restated to reflect this share split.

	2013	2014	2015
Issued ordinary shares at July 1 and June 30	365,000,000	365,000,000	365,000,000

10	Property and equipment

	Motor vehicles	Furniture, fixtures and other equipment	Leasehold improvement	Construction in progress	Total
	RMB	RMB	RMB	RMB	RMB
Cost
Balance at July 1, 2012	11,803	20,406	166,924	3,063	202,196
Additions	2,149	5,929	659	6,921	15,658
Transferred from construction in progress	—	—	9,979	(9,979)	—

Balance at June 30, 2013	13,952	26,335	177,562	5	217,854

Additions	—	5,410	2,785	606	8,801
Transferred from construction in progress	—	—	377	(377)	—
Disposals	—	(131)	—	—	(131)

Balance at June 30, 2014	13,952	31,614	180,724	234	226,524

Additions	13,425	3,048	1,926	97,184	115,583
Transferred from construction in progress	—	—	234	(234)	—
Disposals	(8,269)	(2,344)	—	—	(10,613)

Balance at June 30, 2015	19,108	32,318	182,884	97,184	331,494

Accumulated depreciation
Balance at July 1, 2012	(8,544)	(14,035)	(69,495)	—	(92,074)
Depreciation for the year	(721)	(2,853)	(17,112)	—	(20,686)

Balance at June 30, 2013	(9,265)	(16,888)	(86,607)	—	(112,760)

Depreciation for the year	(1,026)	(3,259)	(18,247)	—	(22,532)
Written back on disposals	—	116	—	—	116

Balance at June 30, 2014	(10,291)	(20,031)	(104,854)	—	(135,176)

Depreciation for the year	(2,957)	(3,231)	(18,274)	—	(24,462)
Written back on disposals	7,711	2,110	—	—	9,821

Balance at June 30, 2015	(5,537)	(21,152)	(123,128)	—	(149,817)

Carrying amounts
At June 30, 2013	4,687	9,447	90,955	5	105,094

At June 30, 2014	3,661	11,583	75,870	234	91,348

At June 30, 2015	13,571	11,166	59,756	97,184	181,677

11	Intangible assets and goodwill

	Goodwill	Student relationship	Trademark	Total
	RMB	RMB	RMB	RMB
Cost
Balance at July 1, 2012, June 30, 2013, 2014 and 2015	62,046	45,037	16,540	123,623

Accumulated Amortization
Balance at July 1, 2013	—	(33,978)	—	(33,978)
Amortization for the year	—	(4,194)	—	(4,194)

Balance at June 30, 2013	—	(38,172)	—	(38,172)

Amortization for the year	—	(2,517)	—	(2,517)

Balance at June 30, 2014	—	(40,689)	—	(40,689)

Amortization for the year	—	(1,725)	—	(1,725)

Balance at June 30, 2015	—	(42,414)	—	(42,414)

Carrying amounts
At June 30, 2013	62,046	6,865	16,540	85,451

At June 30, 2014	62,046	4,348	16,540	82,934

At June 30, 2015	62,046	2,623	16,540	81,209

Intangible assets and goodwill arose from the acquisition of Tianma Experimental on July 1, 2009. Mr. Feng and Mr. Meng acquired 80% and 20% registered capital equity interest in Tianma Experimental for a total cash consideration of RMB 114,000.

The goodwill recognized on the acquisition is mainly attributable to the synergies expected to be achieved from integrating Tianma Experimental into the Group’s existing business.

Student relationship

The amortization of student relationship is included in “selling expenses”. No impairment loss of the student relationship intangible asset was recognized in the statements of profit and loss and other comprehensive income for the years ended June 30, 2013, 2014 and 2015.

Goodwill and trademark with indefinite useful lives

For the purpose of impairment testing, goodwill and trademark are allocated to a group of CGUs which represents the lowest level within the Group at which the goodwill and trademark are monitored for internal management purpose. The recoverable amount of goodwill is estimated based on discounted cash flows forecast, which is based upon a combination of long term trends, industry forecasts and in house estimates.

For the purpose of impairment testing, the carrying amounts of goodwill and trademark are allocated to Tianma Experimental, which is the lowest level for which the assets are monitored for internal management purpose. The aggregated carrying amounts of goodwill and trademark are as follows:

	2014	2015
Goodwill	62,046	62,046
Trademark	16,540	16,540

Total	78,586	78,586

The recoverable amount of this CGU was based on fair value less costs of disposal, which was estimated using discounted cash flow projections. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used (see Note 2(e)).

11	Intangible assets and goodwill (continued)

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represented management’s assessment of future trend in the relevant industry and were based on historical data from both external and internal sources.

In percent	2013	2014	2015
Discount rate	24%	24%	24%
Terminal value growth rate	3%	3%	3%

The discount rate was a post-tax measure estimated based on the historical industry average weighted-average cost of capital, with a possible debt leveraging of 0%.

The cash flow projections included the following specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate, consistent with the assumption that a market participant would make.

•	Revenue growth was projected taking into account the average growth levels experienced over the past five years and the estimated student headcount and tuition growth for the next five years. It was assumed that tuition would increase in line with forecast inflation over the next five years.

•	Growth of cost of sales, selling expenses and administrative expenses were projected taking into account of inflation and estimated student headcount for the next five years.

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2013, 2014 and 2015 respectively.

The recoverable amount of trademark is determined using the relief from royalty method, which was based on post-tax cash flow projections for 5 years based on financial budgets approved by management, including royalty rate of 3% (2014 and 2013: 3%), terminal growth rate of 3% (2014 and 2013: 3%) and the applicable discount rate of 24% (2014 and 2013: 24%). Management determined the expected growth rates and the operating results based on the past performance and its expectations in relation to market developments. The discount rate used is post-tax and reflects specific risks relating to the Company.

Based on management’s assessment results, there was no impairment of goodwill and trademark as at June 30, 2013, 2014 and 2015 and no reasonable change to the assumptions would lead to an impairment charge.

12	Prepayments to third party suppliers

	2014	2015
	RMB	RMB
Prepayments to third party suppliers	—	29,905

The amount mainly represents the down payments made to certain third party vendors for the purchase of equipment and leasehold improvements.

13	Other current assets

	2014	2015
	RMB	RMB
Deferred IPO costs	—	1,665
Other receivables due from third parties	1,380	1,457

Total	1,380	3,122

Deferred IPO costs represented costs directly attributable to issuing new shares in connection with the IPO of the Company. Deferred IPO costs are net off in equity upon the completion of the IPO.

14	Available-for-sale financial assets

The Group purchased certain financial products totalling RMB 858,000 from Industrial and Commercial Bank of China in November and December 2014, all of which matured as of June 30, 2015. The Group received the full principal amount at the maturity date.

15	Cash and cash equivalents

	2014 RMB	2015 RMB
Cash in hand	14	43
Cash at bank	17,331	143,339
Cash held at a related party finance entity	24,658	89,997

Total	42,003	233,379

Cash at bank consists of demand deposit and call deposits with term less than one month, and is held by third party financial institutions located in the PRC (including Hong Kong). Cash held at a related party finance entity represents cash demand deposits and 7-day call deposits held at Hailiang Finance Co., Ltd. (“Hailiang Finance”) (see Note 19(a)(iii)).

16	Capital and reserve

(a)	Share capital and share premium

	2013	2014	2015
At June 30 par value USD0.0001
-authorized	365,000,000	365,000,000	1,000,000,000

-issued	365,000,000	365,000,000	365,000,000

All ordinary shares rank equally.

(i)	Ordinary shares

Holders of these shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.

On April 7, 2011, the Company was incorporated by Mr. Feng in the Cayman Islands with an authorized share capital, of 360,000,000 ordinary shares of $0.0001 each. The Company issued 360,000,000 ordinary shares to Mr. Feng for nil consideration on the date of incorporation.

In March 2012, in connection with a private placement by a third party investor, the Board resolved to increase the authorized ordinary shares from 360,000,000 shares to 365,000,000 shares. Concurrently, 5,000,000 newly authorized ordinary shares were issued to Maxida International Company Limited (“Maxida”). The Company received cash proceeds of USD 3,000 (RMB equivalent 18,867) from Maxida in exchange for 1.4% equity interest in the Company.

In December 2014, the Board resolved to increase the authorized ordinary shares from 365,000,000 shares to 1,000,000,000 shares. The additional 635,000,000 shares were not issued as of June 30, 2015.

On July 7, 2015, the Company completed an IPO in the US market, in which the Company issued 2,858,000 American depositary shares, or ADSs (equal to 45,728,000 ordinary shares), at a public offering price of US$ 7 per ADS. Each ADS represents 16 ordinary shares, par value USD 0.0001 per share.

(ii)	Share premium

Share premium relates to the following issuances of the Company’s ordinary shares:

(i)	Share deficit of RMB 236 for ordinary shares issued by the Company to Mr. Feng for nil consideration upon the Company’s incorporation.

(ii)	The capital contributed by Maxida in excess of the par value of the ordinary shares issued in the private placement of RMB 18,864.

16	Capital and reserve (continued)

(a)	Share capital and share premium (continued)

(iii)	Contributed capital

Contributed capital represented the following capital transactions with the Company’s shareholders:

(i)	The contributions of the registered capital of 100% of Foreign Language and 60% of Private High made by Mr. Feng totaling RMB 82,800.

(ii)	The consideration of RMB 110,000 made by Mr. Feng for the acquisition of 80% registered capital equity interest in Tianma Experimental.

(iii)	The share capital of HKD 10 (RMB equivalent 9) contributed by Mr. Feng upon incorporation of Hailiang HK.

(iv)	RMB 32,906 arising from acquisition of non-controlling interests. In November 2011, Mr. Feng acquired 40% registered capital equity interest in Private High and 20% registered capital equity interest in Tianma Experimental from Mr. Meng, the non-controlling shareholder of both schools for cash considerations of RMB 35,000 and RMB 6,000, respectively. Upon the acquisitions, Mr. Feng became the sole sponsor of Private High and Tianma Experimental and owned 100% registered capital equity interest in each of the two schools. The non-controlling interests’ proportionate shares of the net identifiable assets of Private High and Tianma Experimental on the date of the acquisitions were RMB 28,790 and RMB 4,116, respectively. The aggregate cash consideration of RMB 41,000 paid by Mr. Feng for the acquisitions was recorded in contributed capital. The difference between the cash consideration paid of RMB 41,000 and the total carrying amount of the non-controlling interests of RMB 32,906, which amounted to RMB 8,094, was recognized in contributed capital within equity.

(v)	The capital contributions of RMB 139,980 paid by Mr. Feng upon incorporation of Hailiang Investment.

(vi)	Cash consideration of RMB 139,800 paid to Mr. Feng for the transfer of 100% registered capital equity interest in each of the Three Schools.

(b)	Nature and purpose of reserves

(i)	Translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Company’s subsidiaries into the presentation currency.

(ii)	Other comprehensive income (“OCI”) accumulated in reserves

	2013 Translation reserve RMB	2014 Translation reserve RMB	2015 Translation reserve RMB
Foreign currency translation difference
Balance as at July 1	—	18	18
Change during the year	18	—	29

Balance as at June 30	18	18	47

(c)	Dividend

No dividends were declared and paid during the years ended June 30, 2013, 2014 and 2015.

17	Trade and other payables

	2014	2015
	RMB	RMB
Trade payable	15,503	38,437
Accrued payroll	22,827	27,739
Other payables due to third parties	8,360	23,419

Trade and other payable due to third parties	46,690	89,595
Other payables due to related parties (Note 19(a)(i)(iv)/(v))	5,112	28,637

Total	51,802	118,232

The Group’s exposure to liquidity risk related to trade and other payables is disclosed in Note 18.

18	Financial risk management and fair values

The Group has exposure to the following risks from financial instruments:

•	credit risk

•	liquidity risk

•	market rate risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

(a)	Credit risk

The Group’s credit risk is primarily attributable to cash at bank, cash and term deposits held at a related party finance entity and prepayments to suppliers. The carrying amount of financial assets represents the maximum credit exposure.

Cash at bank

All of the Group’s cash at bank is held by third-party financial institutions located in the PRC (including Hong Kong). Financial institutions in the PRC do not have insurance similar to that provided by the Federal Deposit Insurance Corporation in the United States of America.

Cash demand deposit and term deposits placed with a related party finance entity

As at June 30, 2015, the Group had cash demand deposits of RMB 89,997 and cash term deposits with maturities ranging from three months to less than one year amounting to RMB 60,000 at Hailiang Finance. The total amount of RMB 149,997 represented 51% of the Group’s consolidated current assets as of June 30, 2015.

Hailiang Group, an entity controlled by Mr. Feng, established a finance Group, namely, Hailiang Finance, which is licensed to provide intra-Group financing arrangements within Hailiang Group’s subsidiaries and other related party companies. The establishment of Hailiang Finance was approved by the China Banking Regulatory Commission (“CBRC”) as a non-banking financial institution to solely facilitate Hailiang Group’s internal financing transactions including issuing loans to and accepting cash deposits from its subsidiaries and other related party entities. Pursuant to the license issued by CBRC, Hailiang Finance is not permitted to make any loans or accept any deposits from any parties that are unrelated to Hailiang Group, except for inter-bank transactions with other unrelated commercial banks.

In September 2014, Hailiang Group and Mr. Feng provided a guarantee on the Group’s deposits with Hailiang Finance. Based on one recent PRC credit rating organization, Hailiang Group has been rated AA+ which indicates strong ability to make payments on debts as they become due.

Management believes that the credit risk on the Group’s cash deposit of RMB 149,997 is low considering Hailiang Group’s guarantee and credit rating.

To reduce its credit exposure with Hailiang Finance, the Group limited the amount deposited with Hailiang Finance to an amount not exceeding RMB 152,000 based on current policy effective September 2014.

Prepayments to suppliers

As of June 30, 2015, prepayments to suppliers mainly represented the down payments made to certain vendors for the purchase of equipment and leasehold improvements. The Group did not have any prepayments that were past due but not impaired as of June 30, 2015.

(b)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

18	Financial risk management and fair values (continued)

(b)	Liquidity risk (continued)

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	June 30, 2014
Non-derivative financial instruments	Carrying amount	Contractual cash flows	1 year or less
	RMB	RMB	RMB
Trade and other payables	51,802	51,802	51,802

	June 30, 2015
Non-derivative financial instruments	Carrying amount	Contractual cash flows	1 year or less
	RMB	RMB	RMB
Trade and other payables	118,232	118,232	118,232

(c)	Market rate risk

Interest rate risk

The interest rates of cash held in bank and deposits placed with Hailiang Finance ranged from 0.35% to 3% per annum for the years ended June 30, 2014 and 2015.

The Group did not have any financial assets that were designated at fair value through profit or loss.

(d)	Fair value

The carrying amounts of financial assets and liabilities approximate their respective fair values as at June 30, 2014 and 2015, respectively, due to their short-term maturities.

The fair value of the term deposits placed with a related party finance entity (see Note 19(a)(iii)) was categorized in the fair value hierarchy as Level 3. The interest rates for the term deposits placed with a related party finance entity approximate the interest rates quoted by the People’s Bank of China.

(e)	Capital management

The Group actively and regularly reviews and manages its capital structure to maintain a balance between higher shareholders’ return that might be possible with higher levels of borrowings, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group is not subject to externally imposed capital requirements.

19	Related parties

The Group entered into significant transactions with related parties during each of the years in the three-year period ended June 30, 2015.

(a)	The significant related party transactions are summarized as follows:

		2013	2014	2015
	Note	RMB	RMB	RMB
Advances made to a related party	(i)	234,153	3,769	10,114
Repayment of advances made to a related party	(i)	290,300	4,436	10,021
Loans made to a related party	(ii)	380,000	600,000	—
Repayment of loans made to a related party	(ii)	118,500	861,500	—
Interest income from loans made to a related party	(ii)	14,004	14,421	—
Interest income from deposits placed with a related party finance entity	(iii)	—	1,257	4,869
Deposits of cash at a related party finance entity, net of withdrawals	(iii)	—	24,658	65,339
Term deposits placed with a related party finance entity	(iii)	—	640,000	1,051,173
Maturity of term deposits placed with a related party finance entity	(iii)	—	220,000	1,411,173
Rental expenses	(iv)	9,600	9,600	9,600
Expenses paid by a related party on behalf of the Group	(v)	—	2,103	2,497
Prepayments of leasehold improvement to a related party	(vi)	—	—	268,000
Purchase of organic food from a related party	(vii)	—	—	15,771

The significant related party balances are summarized as follows:

		2014	2015
	Note	RMB	RMB
Amount due from a related party	(iii)	1,257	224
Loans due from a related party	(ii)	—	—

Other receivables due from related parties		1,257	224
Prepayments to a related party	(vi)	—	268,000
Cash held at a related party finance entity	(iii)	24,658	89,997
Term deposits placed with a related party finance entity	(iii)	420,000	60,000
Other payables due to related parties	(i)(iv)(v)(vii)	5,112	28,637

The Company’s majority shareholder, Mr. Feng owns or controls other non-educational services businesses (“Related Party Companies) that from time to time require short-term financing to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund its operations, the Group issued financing to these companies during the periods presented.

The financing was provided in the form of interest-free advances or interest earning loans. Advances do not have a fixed term and are repayable upon demand. The loans have terms less than one year and allow for early repayment. The Related Party Companies have both the intent and the ability to repay the advances upon demand and the loan principal amount at maturity. To the extent the Group requires cash to fund its operating or investing activities, Mr. Feng would request the Related Party Companies to repay the advance upon demand or early repay the loan principal amount to the Group. The Related Party Companies have historically repaid advances upon demand or paid the full principal amount plus the related interest income at maturity.

(i)	During the years ended June 30, 2013, 2014 and 2015, the Group provided interest-free advances of RMB 234,153, RMB 3,769 and RMB 10,114, respectively, to Zhejiang Hailiang Education Group Ltd., (“ZHEG”), a company controlled by Mr. Feng. ZHEG is the lessor of the properties and facilities leased to the Group (Note 19(a)(iv)). The advances did not have a fixed term of repayment and were repayable upon demand. The Group collected RMB 290,300, RMB 4,436 and RMB 10,021 of repayment from ZHEG during the years ended June 30, 2013, 2014 and 2015, respectively.

RMB 2,659, RMB 1,991 and RMB 2,084 was net off against an equivalent rental payable amount arising from properties and facilities leased from ZHEG (Note 19(a)(iv)) for the years ended June 30, 2013, 2014 and 2015, respectively. As of June 30, 2014 and 2015, the net amounts due from ZHEG were RMB nil.

19	Related parties (continued)

(a)	The significant related party transactions are summarized as follows: (continued)

(ii)	In October 2012, through an entrusted loan agreement with a third party bank, the Group provided loans of RMB 380,000 to Zhejiang Ming Xuan Construction Engineering Co., Ltd. (“MXCE”), a construction company controlled by Mr. Feng. MXCE is involved in developing residential real estate project in Zhuji City. Pursuant to the entrusted loans agreements, the loans bear interest rate at 6% per annum, and shall be repaid before September 27, 2013. The Group collected RMB 118,500 from MXCE during the year ended June 30, 2013. The remaining principal balance of RMB 261,500, together with related interest income, was collected in full on September 5, 2013.

On September 9, 2013 (subsequent to the collection of the loan from MXCE), through an entrusted loan arrangement with Hailiang Finance, the Group provided loans of RMB 600,000 to Suzhou Wujiang Hailiang Real Estate Development Co., Ltd. (“Hailiang Real Estate”), an entity controlled by Mr. Feng. Hailiang Real Estate is involved in developing residential real estate project in Suzhou City. The loans bore interest rate at 6% per annum and was collected in full as of March 31, 2014.

The interest income from the loans during the years ended June 30, 2013, 2014 and 2015 amounted to RMB 14,004, RMB 14,421 and RMB nil, respectively. The interest receivable from the related party loan was included in “Amount due from a related party” as of June 30, 2014.

In December 2013, in anticipation of an IPO in an overseas capital market and to improve the Group’s corporate governance, the Group terminated its business practice of issuing advances and loans to entities controlled by Mr. Feng.

(iii)	As at June 30, 2014 and 2015, the Group has cash demand deposits and 7-day call deposits of RMB 24,658 and RMB 89,997, respectively. During the years ended June 30, 2014 and 2015, net cash demand deposits of RMB 24,658 and RMB 65,339 were placed with Hailiang Finance. The cash demand deposits are held for the purpose of meeting short-term cash commitments, such as to pay for the Group’s operating expenses at any time.

As at June 30, 2014 and 2015, the Group has cash term deposits with maturities ranging from three months to less than one year amounting to RMB 420,000 and RMB 60,000 that are placed at Hailiang Finance, respectively. During the year ended June 30, 2014, RMB 640,000 was deposited with Hailiang Finance, of which RMB 220,000 matured. During the year ended June 30, 2015, cash term deposits of RMB 1,051,173 was placed with Hailiang Finance, of which RMB 1,411,173 matured. The cash term deposits are held for investment purpose and can be withdrawn prior to their maturity without incurring significant penalties. Such amounts have been presented as investing activities in the statements of cash flows.

The interest income from the deposits during the years ended June 30, 2013, 2014 and 2015 amounted to RMB nil, RMB 1,257 and RMB 4,869, respectively. The interest receivable from the deposits placed in Hailiang Finance, amounted to RMB 1,257 and RMB 224, which was included in “Amount due from a related party” as of June 30, 2014 and 2015.

To reduce its credit exposure with Hailiang Finance, the Group limited the amount deposited with Hailiang Finance to an amount not exceeding RMB 152,000 based on the Group’s current policy, which was effective in September 2014.

(iv)	Each of the Three Schools leases the school buildings and the related facilities from ZHEG. The leasing term and rental amount of each of the Three Schools is as follows:

	Leasing Period	2013	2014	2015
		RMB	RMB	RMB
Foreign Language	07/01/2009~06/30/2029	1,000	1,000	1,000
Private High	07/01/2005~06/30/2025	7,000	7,000	7,000
Tianma Experimental	07/01/2009~06/30/2029	1,600	1,600	1,600

Total		9,600	9,600	9,600

During the years ended June 30, 2013, 2014 and 2015, Hailiang Group paid rental fees of RMB 4,600, RMB 9,600 and RMB 4,250, respectively.

The rental payable due to Hailiang Group was included in “Other payables due to related parties” as of June 30, 2014 and 2015, respectively.

(v)	During the years ended June 30, 2014 and 2015, Hailiang Group paid professional service fees of RMB 2,103 and RMB 2,497 on behalf of the Group, respectively. Such amount is due and payable on demand. The amount due to Hailiang Group was included in “Other payables due to related parties” as of June 30, 2014 and 2015, respectively.

19	Related parties (continued)

(a)	The significant related party transactions are summarized as follows: (continued)

(vi)	On November 13, 2014, Private High entered into a Property Lease Cooperation Agreement with ZHEG, Hailiang Group and Mr. Feng in respect of a new campus to be built by ZHEG. Private High also entered into three leasehold improvement contracts with Heng Zhong Da, a company affiliated with Hailiang Group, on November 13, 2014. Under these contracts, Heng Zhong Da will provide outfitting service and related improvements for the student dormitories, classroom buildings, dining halls, administrative building, sports stadiums, welcoming center and school hospital of the new school campus. Private High will pay a total contract consideration of approximately RMB 291,730 to Heng Zhong Da. Private High made prepayments to Heng Zhong Da under these contracts in the aggregate of RMB 268,000 during the year ended June 30, 2015. The prepayment to Heng Zhong Da was recorded in “Prepayments to a related party supplier” as of June 30, 2015.

(vii)	The Group purchased organic food products from Mingkanghui Health Food Group Co., Ltd. (“Ming Kang Hui”), a company owned by Hailiang Group, amounting to RMB nil, RMB nil and RMB 15,771 during the years ended June 30, 2013, 2014 and 2015, respectively. The amount due to Ming Kang Hui was included in “Other payables due to related parties” as of June 30, 2015.

(b)	Transactions with key management personnel

Remuneration of the directors and key management personnel of the Group for the years ended June 30, 2013, 2014 and 2015 is as follows:

	2013	2014	2015
	RMB	RMB	RMB
Short-term employee benefits	1,223	1,418	1,337
Discretionary bonuses	2,900	2,900	3,100

	4,123	4,318	4,437

Total remuneration is included in “employee benefit expenses” (Note 6).

20	Commitments

(a)	Capital commitments

Capital commitments, which are primarily related to the new campus decoration are as follows:

	2014	2015
	RMB	RMB
Less than one year	—	116,576

(b)	Operating lease commitments, which are primarily with a related party, are as follows:

	2014	2015
	RMB	RMB
Less than one year	9,759	9,759
More than one year but less than five years	39,035	39,035
More than five years	72,961	63,202

	121,755	111,996

21	Subsequent events

(a)	On July 7, 2015, the Company completed an IPO in the US market, in which the Company issued 2,858,000 American depositary shares, or ADSs, (equal to 45,728,000 ordinary shares) at a public offering price of US$ 7 per ADS. Each ADS represents 16 ordinary shares, par value USD 0.0001 per share. The aggregate net proceeds raised were US$ 19,068 after deducting underwriting discounts, commissions and incentive fees of US$ 716 and estimated other offering expenses of US$ 300.

21	Subsequent events (continued)

(b)	Pursuant to the underwriter agreement, the Company agreed to issue to Network 1 Financial Securities, Inc. (“the Underwriter”) a warrant for the purchase of 142,900 ADSs, equal to 5% of the aggregate number of ADSs sold in the IPO. The Underwriter’s warrant shall be exercisable, in whole or in part, during a period commencing on a date that is six months after the closing of the Company’s IPO, and expiring on the three-year anniversary of the closing of the Company’s IPO at an initial exercise price per ADS of USD 8.75, which is equal to 125% of the IPO price of the ADSs.

22	Parent company financial statement

The following presents Hailiang Education Group Inc. or parent only financial information.

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF THE PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015

(Amounts in thousands)

	2013	2014	2015
	RMB	RMB	RMB
Revenue	—	—	—
Cost of revenue	—	—	—

Gross profit	—	—	—
Other income	—	—	—
Selling expenses	—	—	—
Administrative expenses	(2)	(5)	(11,690)

Operating loss	(2)	(5)	(11,690)

Net finance expenses	—	—	(5)

Loss before tax	(2)	(5)	(11,695)
Income tax expense	—	—	—

Loss	(2)	(5)	(11,695)
Other comprehensive income-foreign currency translation differences	(438)	(77)	(89)

Total comprehensive income	(440)	(82)	(11,784)

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2014 AND 2015

(Amounts in thousands)

	2014 RMB	2015 RMB
Assets
Loan receivable from a subsidiary	18,462	18,344

Non-current assets	18,462	18,344

Cash	34	53
Other current assets	—	1,665

Current assets	34	1,718

Total assets	18,496	20,062

Equity
Share capital	239	239
Share premium	18,628	18,628
Translation reserve	(408)	(497)
Accumulated losses	(10)	(11,705)

Total equity	18,449	6,665

Liabilities
Other payables due to third parties	47	10,657
Other payables due to a related party	—	2,740

Current liabilities	47	13,397

Total liabilities	47	13,397

Total equity and liabilities	18,496	20,062

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015

(Amounts in thousands)

	2013	2014	2015
	RMB	RMB	RMB
Cash flows from operating activities
Loss for the year	(2)	(5)	(11,695)
Change in other payables due to third parties	(2)	—	9,183
Change in other payables due to a related party	—	—	2,502

Net cash used in operating activities	(4)	(5)	(10)

Cash flows from financing activities
Advances from a related party	—	—	238
Payment of new shares issuance cost	—	—	(238)

Net cash used in financing activities	—	—	—

Net foreign exchange loss	1	—	29
Net (decrease) / increase in cash	(3)	(5)	19
Cash at the beginning of the year	42	39	34
Cash at end of the year	39	34	53