Form 20-F
period 2016-06-30
Hailiang Education Group Inc.
filed 2016-10-26
CIK 1596964

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36907

Hailiang Education Group Inc.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

1508 Binsheng Road, Binjiang District,

Hangzhou City, Zhejiang 310051People’s Republic of China

(Address of Principal Executive Offices)

Ming Wang, Chief Executive Officer

1508 Binsheng Road, Binjiang District,

Hangzhou City, Zhejiang 310051People’s Republic of China

Tel: (+86-571) 58122010

Fax: (+86-571) 58122010

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

411,208,000 ordinary shares, par value US$0.0001 per share, as of June 30, 2016.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended June 30, 2014, 2015 and 2016.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.6459 to US$1.00, the noon buying rate in effect on June 30, 2016 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 21, 2016, the noon buying rate was RMB6.7654 to US$1.00.

We completed an initial public offering of 2,858,000 ADSs on July 6, 2015. On July 7, 2015, we listed our ADSs on the NASDAQ Global Market under the symbol “HLG.”

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of comprehensive income data for the years ended June 30, 2014, 2015, and 2016, and the selected consolidated statements of financial position data as of June 30, 2014, 2015 and 2016, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS. Historical results are not necessarily indicative of the results for any future periods.

The selected consolidated statements of comprehensive income data for the year ended June 30, 2012 and 2013 and the selected consolidated statements of financial position data as of June 30, 2012 and 2013 have been derived from our audited consolidated financial statements that are not included in this annual report.

			Year Ended June 30,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	USD
			(In thousands, except per share data)
Consolidated Statements of Comprehensive Income Data:
Revenue	349,597	436,994	462,754	514,787	654,060	98,416
Cost of revenue	(239,066)	(293,763)	(299,683)	(334,528)	(491,356)	(73,934)
Gross profit	110,531	143,231	163,071	180,259	162,704	24,482
Other income	4,051	4,094	1,792	2,460	1,756	264
Selling expenses	(16,297)	(17,630)	(15,635)	(15,540)	(16,753)	(2,521)
Administrative expenses	(24,751)	(23,080)	(28,622)	(33,334)	(43,741)	(6,582)
Disposal loss of leasehold improvement	—	—	—	—	(10,286)	(1,548)
Operating profit	73,534	106,615	120,606	133,845	93,680	14,095
Net finance income	11,582	16,575	20,066	7,149	5,752	865
Profit before tax	85,116	123,190	140,672	140,994	99,432	14,960
Income tax expense	—	—	—	—	—	—
Profit	85,116	123,190	140,672	140,994	99,432	14,960
Other comprehensive income	18	—	—	29	8,437	1,270
Total comprehensive income	85,134	123,190	140,672	141,023	107,869	16,230
Attributable to:
Shareholders of Hailiang Inc.	83,026	123,190	140,672	140,994	99,432	14,960
Non-controlling interests	2,090	—	—	—	—	—
Basic and dilutive earnings per share(1)	0.23	0.34	0.39	0.39	0.24	0.04

(1)	After giving effect to a share split effected on December 23, 2014, following which each of our previously issued ordinary shares were subdivided into ten ordinary shares.

	As of June 30,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	29,152	26,403	42,003	233,379	291,011	43,788
Total assets	354,701	493,846	638,922	857,516	1,132,962	170,475
Total equity	292,930	416,120	556,792	697,815	921,668	138,682
Current liabilities	61,771	77,726	82,130	159,701	211,294	31,793
Total liabilities	61,771	77,726	82,130	159,701	211,294	31,793

Exchange Rate Information

We conduct substantially all of our operations in China. All of our revenue, costs and expenses of our operation companies are denominated in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.6459 to US$1.00, the noon buying rate in effect on June 30, 2016 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 21, 2016, the noon buying rate was RMB6.7654 to US$1.00.

The following table sets forth information concerning the rates of exchange of US$1.00 into RMB for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Year ended	Period end	Average(1)	Low	High
	(RMB per US$1.00)
June 30, 2011	6.4635	6.6135	6.8102	6.4628
June 30, 2012	6.3530	6.3430	6.4720	6.2790
June 30, 2013	6.1374	6.2312	6.3879	6.1213
June 30, 2014	6.2036	6.1448	6.2591	6.0402
June 30, 2015	6.2000	6.1860	6.2741	6.1107
June 30, 2016	6.6459	6.4259	6.5798	6.2008
Month
April 2016	6.4738	6.4754	6.5004	6.4571
May 2016	6.5798	6.5259	6.5798	6.4738
June 2016	6.6459	6.5892	6.6481	6.5590
July 2016	6.6371	6.6771	6.7013	6.6538
August 2016	6.6776	6.6466	6.6776	6.6239
September 2016	6.6685	6.6702	6.6790	6.6600
October (through October 21, 2016)	6.7654	6.7110	6.7654	6.6685

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

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

Our teacher retention rates as of June 30, 2014, 2015 and 2016 were 91.6%, 97.6% and 90.5%, respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period). In addition, we plan to increase the proportion of students enrolled in our international program and increase course offerings. Doing so will require a greater number of teachers from overseas. As the market for qualified foreign teachers is extremely competitive, we cannot guarantee that we can maintain or increase our number of foreign teachers. Shortages of qualified teachers, or significant decreases in the quality of our educational programs and services, whether actual or perceived in one or more of our schools, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. In addition, we may not be able to hire and retain enough qualified teachers to maintain consistent teaching quality in different locations should we establish and/or acquire additional schools as anticipated. Further, any inability to retain teachers may adversely affect our Hailiang brand and significantly increasing teacher salaries may have a material adverse effect on our business, financial condition and results of operations.

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

The regulatory authorities in China, at both the national and local levels, have broad powers to regulate the tuition, accommodation and other fees charged by K-12 schools as well as the student enrollment levels at these schools. As a result, new regulations could adversely impact the tuition, accommodation and other fees we may charge for our school programs and the level of student enrollment at our schools. In particular, the regulatory authorities impose a maximum ceiling on the amount of tuition we can charge. For example, the most recent ceiling on the amount of tuition and boarding expenses we can charge was set out by the Zhuji branch of the Ministry of Education, or the MOE, in November 2012, which sets forth the maximum amounts of tuition and boarding expenses for primary school, middle school and high school as RMB31,000 per student, RMB33,000 per student and RMB35,000 per student, respectively. In the 2013/2014 school year, we charged an average tuition per student for the primary school, middle school and high school education under our basic educational program of RMB24,812, RMB23,269 and RMB26,509, respectively. In addition, pursuant to the registration documents filed with local authorities for the 2013/2014 school year, we reported to the regulatory authority that we would charge RMB50,000 to RMB60,000 per student for our international program. In the 2014/2015 school year, we charged an average tuition per student for the primary school, middle school and high school education under our basic educational program of RMB25,354, RMB23,723 and RMB25,683. In addition, pursuant to the registration documents filed with local authorities for the 2014/2015 school year, we reported to the regulatory authority that we would charge RMB50,000 to RMB60,000 per student for our international program. In the 2015/2016 school year, we charged an average tuition per student for the primary school, middle school and high school education under our basic educational program of RMB33,309, RMB30,852 and RMB31,864. There is currently no maximum amount set for our kindergarten or international program. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education—The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004).” In addition, the Zhejiang provincial government has set a maximum number of high school students we can admit from cities other than Zhuji in Zhejiang province to our basic educational program, after consultation with us. In the 2015/2016 school year, the maximum number of such high school students was set at 2,280 for Zhuji Private High School and 1,000 for Tianma Experimental School. We generally recruit students at the maximum level set by the government in Zhejiang province and additional students from other provinces. We may not admit more than the number that is approved by the regulatory authority. There is currently no limit as to the number of students we may admit for our kindergarten and international program. In light of the significant increase in tuition and other education-related fees in recent years, regulatory authorities may impose stricter price control on educational charges in the future. As part of their efforts to regulate the private education industry, they may also impose stricter student annual enrollment quotas. If the fees were to decrease or were not allowed to increase in line with increases in our costs, or if student enrollment at our private K-12 schools were otherwise restricted, our business, financial condition and results of operations may be materially and adversely affected.

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

For example, a significant part of our educational services focuses on middle school and high school education. There are continual changes in the focuses of the subjects and questions tested on standardized tests, such as the Zhongkao and the Gaokao, the two most significant tests for Chinese students. These tests are administered by local government authorities and are critical in determining admission into high school, in the case of the Zhongkao, and college, in the case of the Gaokao. The format of these tests and the manner in which such standardized tests are administered are also changing, especially in Zhejiang province, one of the pioneers in educational reform and innovation. In particular, in 2009, Zhejiang Province implemented its new Gaokao regime, where two new types of evaluations, namely the High School Graduation Exam and the Comprehensive Quality Evaluation, were incorporated into the undergraduate admission process. The new regime also allowed universities to use their self-designed tests, as opposed to the standard tests designed by the government, in their admission process. In addition, on a national level, some top universities in China, including Tsinghua University and Peking University, have been allowed to recruit a certain percentage of students through independently administered tests and admission procedures in recent years. While college applicants are still required to have a Gaokao score above a certain threshold, the Gaokao scores for these applicants will not be the sole determining factor in the admission process. In 2009, 76 universities and colleges were allowed to recruit students through independently administered tests and admission procedures according to a notice promulgated by the MOE on December 12, 2008. The number of such universities and colleges in 2016 is 90.

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

We lease real properties used by our schools with a total combined gross floor area and site area of approximately 1.12 million square meters from Zhejiang Hailiang which is controlled by Mr. Feng, our controlling shareholder. Historically, we paid RMB9.6 million, RMB9.6 million and RMB25.3million (approximately US$3.8 million) in rental for these properties which amounted to 2.1%, 1.9% and 3.9% of our revenue in the 2014, 2015 and 2016 fiscal years, respectively.

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

In addition, we cannot assure you that the lessor has duly obtained the title certificates of the properties subject to our leases or otherwise has the right to lease the properties. In particular, as of June 30, 2016, the lessor has failed to provide title certificates to properties associated with Tianma Experimental School and part of Hailiang Education Park that has an aggregate gross site area of approximately 544,632 square meters, representing 48.6% of all of our leased properties as of the same date. If any of our leases were terminated as a result of challenges by third-parties or governmental authorities, we may be forced to relocate the affected operations and incur significant expenses. We might also be liable or incur costs associated with potential defects in the properties we lease. We may also be required to pay fines or damages as a result of our use of such properties. There is no assurance that we may find suitable replacement sites in a timely manner on terms acceptable to us.

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

There are risks associated with our use of the Hailiang Educational Park starting from the 2016/2017 school year.

As of the date of this annual report, Zhejiang Hailiang, a company controlled by our controlling shareholder, Mr. Feng, has completed the construction of the Hailiang Educational Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.” In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Educational Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses.

On November 18, 2015, We entered into the lease agreement with Zhejiang Hailiang regarding Hailiang Educational Park. The term of the lease is twenty years and the rental fee in the first year is RMB20.0 million (approximately $3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Zhejiang Hailiang. The lease covers the properties and facilities of Hailiang Educational Park with a total combined gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.”

In addition, for 7.3% of the gross floor area and 52.58% of the gross site area of Hailiang Educational Park, Zhejiang Hailiang has not undertaken the final construction examination or made the relevant filings with the relevant authorities required upon completion of the construction of the Hailiang Educational Park. As a result, we have not received assurances on the quality of the construction of that 7.3% of the facilities and 52.58% of the site area. Accordingly, we are subject to the risks that the owner may not have completed the construction of the facilities up to the regulatory standards, and that construction quality issues are more likely to exist.

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

The educational facilities of our schools are limited in space and size. We may not be able to admit all qualified students who would like to enroll in our educational programs due to the capacity constraints of our current school facilities. Furthermore, absent additional acquisitions, we may not be able to expand our capacity at our current campuses or relocate to other facilities in the local area with more space. See “—There are risks associated with our use of the Hailiang Educational Park starting from the 2016/2017 school year.” If we fail to expand our physical capacity as quickly as the demand for our services grows, or if we otherwise fail to grow by establishing or acquiring additional schools and campuses, we could lose potential students to our competitors, and our results of operations and business prospects could suffer as a result.

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

We cannot assure you that materials and other educational content used in our schools and programs do not or will not infringe intellectual property rights of third-parties. As of June 30, 2016, we have not experienced any claims for intellectual property infringement. However, there is no guarantee in the future that third-parties will not claim that we have infringed on their proprietary rights. For example, our educational materials may include test questions that are developed based on actual questions of tests administered by third-parties or regulatory authorities, who may allege that our test questions infringe their copyrights. We may also use educational materials designed in conjunction with our overseas associates and we cannot guarantee that disputes will not arise over the intellectual property rights associated with these materials.

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

As of June 30, 2016, Mr. Feng beneficially owned approximately 84.86% of our total outstanding ordinary shares. As a result, Mr. Feng has significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval. These matters include mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might result in substantial reduction of the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Our founder, Mr. Feng, is also the founder, chairman and a major shareholder of Hailiang Group and its subsidiaries, with which we have entered into related party transactions. Mr. Feng may from time to time make strategic decisions that he believes is in the best interests of Hailiang Group as a whole, which may affect us or may not be aligned with the interests of other holders of our ordinary shares and ADSs. We may not be able to resolve any potential conflicts of interest and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

We deposit a certain amount of cash with a related party and are subject to credit risks of such related party.

As part of our cash management policy, we have historically deposited and expect to continue to deposit a certain amount of cash generated from our private education business with Hailiang Finance, a related party finance company owned by Hailiang Group, in order to earn interest at market rates with flexible withdrawal terms on our deposits. In September 2014, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee the timely return of our deposits on behalf of the finance company. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September 2016, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2017 to be approximately RMB 650 million (approximately US$ 97.80 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. As of June 30, 2016, the balance of deposits we had with Hailiang Finance amounted to RMB171.7 million (approximately US$25.8 million).

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

We identified a material weakness in our internal control over financial reporting as of June 30, 2016 and concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of June 30, 2016. As a result, we may be subject to a number of risks, including increased risks that we have or may not file our financial statements and related reports with the SEC on a timely basis and that there are errors in our reported financial statements and material misstatements in our reports and other documents filed with the SEC.

Prior to our initial public offering in July 2015, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending June 30, 2016. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the years ended June 30, 2013 and 2014 and 2015, we and our independent registered public accounting firm identified two material weaknesses as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communicating Internal Control Related Matters Identified in an Audit, or AU325, in our internal control over financial reporting as of June 30, 2015. We are required, beginning this fiscal year ended June 30, 2016, to evaluate the effectiveness of our internal control over financial reporting and our disclosure controls and procedures as of the end of each fiscal year and to include a management report assessing the effectiveness of these controls in our Annual Report on Form 20-F. Based on its evaluation of our internal control over financial reporting as of June 30, 2016, including the information made available to management regarding the results of our review of our corporate governance policies and procedures, similar but fewer material weaknesses were identified in connection with the audit of our consolidated financial statements as of and for the year ended June 30, 2016. As a result, our management determined that our internal control over financial reporting and our disclosure controls and procedures were not effective as of June 30, 2016. The material weakness identified related to insufficient resources for financial information processing and reporting and lack of appropriate IFRS knowledge. Because the material weakness identified by our management requires significant financial resources and management’s time to address, we may continue to experience this material weakness in the foreseeable future. Following the identification of the material weakness and other control deficiencies, we have taken some measures and plan to continue to take all necessary measures to remedy these deficiencies. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting,” for a description of this material weakness and additional information about management’s evaluation of our internal control over financial reporting. However, although we have carried out some measures to address these deficiencies in our internal control over financial reporting, the implementation of these measures has not fully address these deficiencies in our internal control over financial reporting and we cannot assure you that these measures will be sufficient to remediate the deficiencies identified in our evaluation or that we will not identify additional deficiencies or material weaknesses in the future. We will need to incur additional costs and use management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. The absence of effective internal control over financial reporting and disclosure controls and procedures increases the risk that we have not, or may in the future not, file our financial statements and related reports with the SEC on a timely basis, that there may be errors in our financial statements or material misstatements or omissions in our related reports and documents filed with the SEC. The occurrence of any of these events could expose us to private litigation, regulatory proceedings or government enforcement actions and undermine investor confidence in our reported financial information. The resolution of any such matters, should they arise, may be time consuming and expensive and may distract management from the conduct of our business. Furthermore, if we are subject to adverse findings in litigation, regulatory proceedings or government enforcement actions, we could be required to pay damages or penalties or have other remedies imposed, which could harm our business, financial condition and results of operations and cash flows. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

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

Prior material weaknesses in internal control over financial reporting may not have been adequately remediated and may adversely affect our ability to comply with financial reporting regulations and to publish accurate financial statements.

While we believe that we have remediated one of the material weaknesses identified in the fiscal year ended June 30, 2015, the corrective actions we have taken may not have completely remediated the remaining significant deficiencies. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions. Any projections of any evaluation of effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with our policies or procedures may deteriorate. We cannot be certain in future periods that one or more material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified. If we fail to maintain the adequacy of our internal controls, including any failure to implement or difficulty in implementing required new or improved controls, our business and results of operations could be harmed, the results of operations we report could be subject to adjustments, we could incur further remediation costs, we could fail to be able to provide reasonable assurance as to our financial results or the effectiveness of our internal controls or meet our reporting obligations to the SEC and third parties (including lenders under our financing arrangements) on a timely basis and there could be a material adverse effect on the price of our securities.

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

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles , or SAFE Circular No. 37, effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

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

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively. China’s overall economy and the average wage in the PRC are expected to continue to grow. Future increases in China’s inflation and material increases in the cost of labor may materially and adversely affect our profitability and results of operations unless we are able pass on these costs to our students by increasing tuition.

Risks Relating to our Ordinary Shares and ADSs

The market price for the ADSs may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NASDAQ Global Market on July 7, 2015, the trading price of our ADSs has ranged from US$7.34 to US$12.50 per ADS, and the last reported trading price on October 24, 2016 was US$8.45 per ADS. The market price of the ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

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

We are unable to determine whether we were a passive investment foreign investment company for U.S. federal income tax purposes, or a PFIC, for our taxable year ending on June 30, 2016. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. We have not been able to determine the fair market value of all of our assets on a quarterly basis with sufficient certainty to determine whether we were a PFIC for our taxable year ending on June 30, 2016. Additionally, we have a significant amount of cash, which is a passive asset, and consequently the determination of our PFIC status for our current taxable year ending on June 30, 2017 will depend primarily on the trading price of our ADSs and the rate at which we use our cash (including cash raised in our initial public offering) and other liquid assets to acquire non-passive assets during the remainder of the current taxable year. Accordingly, we cannot confirm that we will be treated as a PFIC for our current taxable year or for any future taxable year or that the United States Internal Revenue Service, or IRS, will not take a contrary position.

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

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Educational Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses On November 18, 2015, the Company entered into the lease agreement with Zhejiang Hailiang regarding Hailiang Educational Park. The term of the lease is for twenty years and the rental fee in the first year is RMB20.0 million (approximately $3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Zhejiang Hailiang. The lease covers the properties and facilities of Hailiang Educational Park with a total combined gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.”

Our principal executive offices are located at 1508 Binsheng Road, Binjiang District, Hangzhou City, Zhejiang Province, 310051, People’s Republic of China. Our telephone number at this address is +86-571-5812-2010 and our fax number is +86-571-5812-2010. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website is www.hailiangschool.com. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036-8401.

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

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Educational Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses.

As of June 30, 2016, 18,673 students were enrolled in our schools and we employed a total of 1,528 teachers and educational staff. We are dedicated to hiring teachers and educational staff who hold the necessary academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance.

We offer our basic educational program and international program at the kindergarten, primary school, middle school and high school levels. Our basic educational program offers curricula with courses mandated by the PRC regulatory authorities, as well as those developed through our own research and development efforts. Our international program also offers curricula mandated by the PRC regulatory authorities and in addition, provides curricula with a focus on preparing students to study abroad. As most of the students in our international program plan to study abroad after they graduate from our middle school and high school programs, we have designed our international program to specifically address the needs of these students in terms of both language and academics. In addition, for students planning to apply to undergraduate programs in the U.S. and the U.K., we provide courses designed to help students become admitted to these programs, such as A-levels courses for U.K. universities and SAT courses for U.S. universities. We have steadily grown our international program from 1,180 students as of June 30, 2014, to 1,371 students as of June 30, 2015, and further to 1,913 as of June 30, 2016 and many of our students have been accepted to top universities abroad.

With over 20 years of operation, we believe that we have become one of the most well-known and respected providers of private K-12 educational services in the Yangtze River Delta region. Both Hailiang high schools were recognized as “Key Schools” and all of Hailiang middle schools and primary schools were recognized as “Model Schools” by Zhejiang’s Department of Education in recognition of a number of factors, including the quality of education, course design, teacher qualifications and feedback from parents. In 2012, Hailiang Education Group was listed as one of the “Ten Best-Known Private Education Brands in China” by the China Private Educationalist Association and as one of the “Most Competitive Education Groups” by Sina.com Education Channel.

We have experienced significant growth in our business. Our revenue increased by 11.2% to RMB514.8 million in the 2015 fiscal year and increased by 27% to RMB 654.1 million (approximately US$98.4 million) in the 2016 fiscal year. These increases were driven primarily by an increase in the average tuition charged per student during the same periods. Our gross profit increased by 10.5% to RMB180.3 million in the 2015 fiscal year and decrease by 9.7% to RMB162.7 million (approximately US$24.5 million) in the 2016 fiscal year. Our net profit increased by 0.2% to RMB141.0 million in the 2015 fiscal year and decrease by 29.5% to RMB99.4 million (approximately US$15.0 million) in the 2016 fiscal year. In particular, in line with our strategy to increase enrollment in our international program, we have increased the proportion of revenue derived from students enrolled in our international program from 15.1% of revenue in the 2014 fiscal year, 15.9% of revenue in the 2015 fiscal year to 18.7% of revenue in the 2016 fiscal year.

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

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Educational Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses.

As of June 30, 2016, we had an aggregate number of 18,673 students, including 423 students in kindergarten, 4,004 students in primary school, 4,492 students in middle school, 7,841 students in high school of our basic educational program and 1,913 students in our international program. At the same time, our schools employed an aggregate number of 1,528 teachers and educational staff. We have experienced significant growth since 1995, as the national and local governments in the PRC have adopted various policies to encourage and support the growth of private K-12 education in China. Since the commencement of operation of our first Hailiang school in 1995, an aggregate number of approximately 29,300 students have graduated from our high schools.

The following table sets forth the basic information of our three schools as of June 30, 2016.

School	Year Opened / Acquired		Educational Programs	Number of Students	Number of Classes	Number of Teachers and Educational Staff
Zhuji Hailiang Foreign Language School	1995		Kindergarten	178	9	30
			Primary school	2,510	82	207
			Middle school	2,642	53	162
			High School	4,172	102	294
			International Program	1,913	96	286
			Sub-total	11,415	342	979
Zhuji Private High School	2001		Middle school	1,850	34	101
			High school	3,669	78	244
			International program	—	—	—
			Sub-total	5,519	112	345
Tianma Experimental School	2009	(*)	Kindergarten	245	9	33
			Primary school	1,494	44	171
			Middle school	—	—	—
			High school	—	—	—
			International Program	—	—	—
			Sub-total	1,739	53	204
Total				18,673	507	1,528

(*)	Tianma Experimental School commenced operation in 1995, and we acquired Tianma in 2009.

The following table sets forth the numbers of students, classes and teachers and educational staff as of June 30, 2014, 2015, and 2016.

	Number of Students			Number of classes			Number of Teachers and Educational Staff
	June 30, 2014	June 30, 2015	June 30, 2016	June 30, 2014	June 30, 2015	June 30, 2016	June 30, 2014	June 30, 2015	June 30, 2016
Kindergarten	610	525	423	20	19	18	41	41	63
Primary School	3,373	3,959	4,004	105	112	126	279	287	378
Middle School	3,188	3,765	4,492	63	72	87	184	209	263
High School	8,524	7,886	7,841	164	152	180	491	500	538
International Program	1,180	1,371	1,913	65	72	96	137	166	286
Total	16,875	17,506	18,673	417	427	507	1,132	1,203	1,528

Each of our schools is located within Zhuji city and is situated on spacious campuses. As of June 30, 2016, our three schools in aggregate had over 854 multi-media classrooms, all with Wi-Fi-coverage, over 2,136 computers and tablet computers, 18 sports fields and approximately 2,704 student dormitory rooms.

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

In June, 2016, Zhejiang Hailiang entered into an agreement to acquire 80% of the equity interests in Xiantao No.1 Middle School (the “Xiantao School”) in Hubei province, China, for a total consideration of approximately $33.7 million (RMB224 million). In June 2016, we entered into a framework agreement with Zhejiang Hailiang to provide educational services for the Xiantao School, including, but not limited to, course program development, faculty training, education facilities and equipment maintenance, and market development. Founded in 1958, Xiantao School is located in Xiantao city, Hubei province and has over 8,800 full-time students enrolled in the 2015-2016 academic year and is supported by more than 550 faculty and staff. The campus has a site area of over 60 acres with its buildings having a gross floor area of over one million square feet.

Our students can choose between enrolling in our basic educational program or our international program. The key differences between our basic educational programs and our international program are as follows:

	Basic educational program	International program

Post-graduation plans	• Higher level education in the PRC	• Higher level education overseas

Coursework	• Government-mandated coursework	• Government-mandated coursework

	• Elective courses developed by our school faculty.	• Curricula with a focus on preparing students to study abroad, such as mandatory language courses and subjects addressed in A-levels courses and SAT courses

Student to teacher ratio	• 15 students to 1 teacher (in the 2015/2016 school year)	• 8 students to 1 teacher (in the 2015/2016 school year)

Examinations taken	• Gaokao (China’s standardized college entrance examination)	• In addition to Gaokao which is optional, examinations for purposes of entering into overseas universities and colleges, such as SAT, A-levels and related language tests

Tuition	• RMB31,724 (approximately US$4,773 (for the 2015/2016 school year)	• RMB63,962 (approximately US$9,624 (for the 2015/2016 school year)

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

As of June 30, 2016, we offered approximately 440 courses. These courses include approximately 150 courses that are mandated by the PRC national government, 9 courses mandated by the Zhejiang and Zhuji local governments and approximately 280 elective courses including Applied Physics, Economics, English Literature, Computer Programming, Interior Design, Photography and Choreography. We primarily use course materials designated by the governmental authorities for our basic educational program which we complement with materials that our teachers have designed and developed based on their research and experience. We also offer after-school courses based on our students’ special interests and needs, such as workshops for science competitions.

Currently, a majority of our students attend a special “Jihong English Innovation Class ,” which is designed based upon the teaching methodology developed by Ms. Jihong Zheng, one of our former vice principals. Ms. Zheng’s English teaching methodology has been widely recognized in China and was given the “National Level First-Class Thesis Award”  for its effectiveness.

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

The number of students enrolled in our international program has increased rapidly in the last five school years, from 250 as of June 30, 2012 to 854 as of June 30, 2013, 1,180 students as of June 30, 2014, 1,371 students as of June 30, 2015 and 1,913 students as of June 30, 2016. In addition, the 2012/2013 school year was the first year we expanded the international program beyond the high school level by creating international program classes in the primary and middle school levels. We intend to continue to enhance our international program, especially at the primary and middle school levels.

In our 2016 graduate class, 138 students were admitted by overseas institutions after taking our international program. International program students in 2016 graduate classes were accepted to colleges overseas in countries including, but not limited to, the United States, Canada, Australia, the United Kingdom, South Korea, Japan, and Switzerland.

In addition to preparing Chinese students to study abroad, we also have programs dedicated to foreign students to learn Chinese at our schools. In 1999, we were authorized by the Zhejiang provincial government to accept foreign students for Chinese language training. Foreign students may prepare and take the Chinese Proficiency Test administered by the Department of Education of the PRC and the Gaokao for admission to universities in China. We also offer subjects featuring Chinese culture, such as Chinese History, Chinese Geography, Martial Arts and Chinese Painting and Calligraphy. As of June 30, 2016, we had 67 foreign students coming from countries including, but not limited to, South Korea, Germany, Russia, Brazil, the United States, Italy, Spain and the Netherlands. As part of our international focus, we have organized summer camp programs in the United Kingdom, Canada, the United States, Australia, and South Korea in conjunction with other educational service providers. These summer camp programs are open to both our basic educational program students as well as our international program students. During the summer of 2016, around 140 of our students participated in these summer programs.

Hailiang Educational Park

Zhejiang Hailiang, a company controlled by our controlling shareholder, Mr. Feng, has completed the construction of the Hailiang Educational Park, which has a total site area of approximately 850,000 square meters and a floor area of approximately 550,000 square meters. Hailiang Educational Park commenced operation in September 2015, and over 11,000 students and 900 teachers began classes on the new campus at the start of the school year on September 7, 2015. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Educational Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses.

The Hailiang Educational Park has approximately six classroom buildings, an administrative building, six dining halls, six track fields, a landmark tower, a school hospital, 20 student dormitory buildings and ten dormitory buildings for teachers and staff, all of which have been completed and put into operation as of the date of this annual report. In addition, there is a multi-function sports center with basketball courts and an in-door swimming pool, and a student activity center in the Hailiang Educational Park. The hotel is completed and awaiting final construction examination. The Hailiang Educational Park is designed to accommodate a maximum of approximately 12,000 students and 2,000 teachers. The school facility contains a number of modern and distinctive buildings such as the main administration and classroom building, the landmark tower, and the new kindergarten department building with a distinctive trumpet shell-shaped architectural design.

On November 18, 2015, the Company entered into the lease agreement with Zhejiang Hailiang regarding Hailiang Educational Park. The term of the lease is for twenty years and the rental fee in the first year is RMB20.0 million (approximately $3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Zhejiang Hailiang. The lease covers the properties and facilities of Hailiang Educational Park with a total combined gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively.

On December 7, 2015, the Company entered into an agreement to terminate the property lease agreement between Zhuji Hailiang Foreign Language School and Zhejiang Hailiang dated June 30, 2009, according to which the lease of the old campus occupied by Zhuji Hailiang Foreign Language School is terminated on September 1, 2015.

There are certain risks associated with utilization of the Hailiang Educational Park. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—There are risks associated with our use of the Hailiang Educational Park starting from the 2016/2017 school year.”

Leasehold improvement contracts

On November 13, 2014, Zhuji Private High School entered into three leasehold improvement contracts with Heng Zhong Da, a company affiliated with Hailiang Group, for outfitting services and related improvements for the student dormitories, classroom buildings, dining halls, administrative building, sports stadiums, welcoming center and school hospital of the Hailiang Educational Park. Under the contracts, Zhuji Private High School will pay a total contract consideration of approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the contracts, respectively) to Heng Zhong Da. The outfitting and improvements began on November 13, 2014 and were completed as of June 30, 2016. After a final inspection by Zhuji Private High School, the parties of the contracts fixed the final contract payment based on the actual costs incurred which were approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the contracts, respectively). During the year ended June 30, 2015, Zhuji Private High School made payments to Heng Zhong Da under the contracts in the aggregate amount of RMB268.0 million. During the year ended June 30, 2016, Zhuji Private High School made payments to Heng Zhong Da in the aggregate amount of RMB17.9 million(approximately US$2.7 million).

Our Students

Student recruitment and admission

We have operated in Zhuji city for 20 years. We believe that prospective students are attracted to our schools due to our brand name and the quality of our programs. Our target students are from families with medium-to high-levels of household income as well as students who want to study abroad after graduating from our schools.

In addition to attracting and recruiting students in Zhuji city, we also send out recruiters to over 40 cities and towns in Zhejiang, Shanghai and Jiangsu. We also encourage our teachers and educational staff to actively participate in the recruitment process and offer incentive-based payments to employees who make a significant contribution to student recruitment. We also rely on a combination of advertisements on local television channels and newspapers to recruit students. As of June 30, 2016, we had 14,692 students from Zhejiang, 3,527 students from Shanghai, 381 students from Jiangsu and 73 students from other regions in China, including 20 other provinces, Hong Kong and Taiwan. We also have 67 foreign students coming from nine foreign countries.

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

Academic performance

We routinely monitor our students’ progress against academic standards. We link our standards and instructional programs with national and local standards published by the regulatory authorities, and we believe our students are well-prepared for the Zhongkao and the Gaokao. We require our teachers to regularly evaluate their students against academic standards and to set specific goals with their students. Our students take all standardized tests required by state and local authorities, and we also administer our own annual tests calibrated to our academic standards. Student academic achievement in our schools has been substantial, as measured by these external assessments. For example, over 95% of our students in the 2015 graduate classes passed the Joint Graduation Exam, which is an annual provincial test administered to each graduating class. In addition, we have surpassed the Gaokao standard set by the Zhuji branch of the MOE. In the 2014/2015 school year, the Zhuji branch of the MOE required a minimum of 127 students to pass the admission cutoff of “first tier universities.” We exceeded this standard, with 231 students passing this admission cutoff in the 2014/2015 school year. From the 2015/2016 school year, the admission cutoff of “first tier universities” is no longer used by the PRC Ministry of Education. We continue to monitor the academic performance of our students through our own annual tests. In the 2016 graduate class, 138 students who graduated from our international program received admission offers from overseas universities, including the University of California, Irvine (U.S.A.), Oregon State University (U.S.A.), and University of Sydney (Australia), University of Manchester (U.K.), Korea University (Korea). Hailiang students also achieved excellent results in various academic competitions at the national and provincial levels, including competitions in mathematics, physics, chemistry, biology and computer science.

Student retention

Upon graduating from kindergarten, primary or middle school, our students may choose to apply for admission into the next level of educational programs in our school system. Although some of our students may also choose to apply for admission into programs of other educational service providers, such as public schools, we have historically experienced a relatively high student retention rate, reflecting the wide recognition of our educational quality by students and parents. For our 2016 graduate classes, 72% of our primary school graduates were admitted into our middle schools and 73% of our middle school graduates were admitted into our high schools.

From time to time, students may experience declining academic performance. Our teachers counsel and assist students on academic and personal matters in order to maximize student retention. Remedial courses are available for students with lower grades, and additional practice materials and sessions are also available for students experiencing academic difficulties. Our average net annual student retention rate for all students, which measures the percentage of students enrolled at the beginning of the year who move on to the next grade level was approximately 89.8% for the 2013/2014 school year, 87.5% for the 2014/2015 school year, and 89.0 % for the 2015/2016 school year.

Our Teachers

Our schools seek to hire teachers and educational staff who hold the necessary academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance. For our K-12 schools, we also require our teachers to possess the qualifications required by PRC regulatory authorities. As of June 30, 2016, approximately 4.7% of our teachers and educational staff hold master’s degrees or above, and we had 30 full-time foreign teachers. Foreign teachers are staffed interchangeably in all three schools and mainly teach foreign languages including English and Korean.

Our teachers are critical in maintaining the quality of our programs and services and to maintaining our brand and reputation. Our teachers had an average of over nine years of educational experience as of June 30, 2016. We have built a team of veteran teachers with extensive teaching experience. These teachers have a passion for teaching, mastery of their subject areas, strong communication skills and the ability to use innovative and student-centric teaching methods. By drawing upon the experience and insights from our more experienced teachers, as well as the enthusiasm and adaptability of our younger teachers, we are able to deliver high-quality teaching services. Some of our teachers have gained national recognition in their respective educational areas. As of June 30, 2016, 9.95% of our teachers and educational staff have obtained Advanced Teaching Qualifications , the highest K-12 teacher’s qualification available in China. In addition, for the 2015/2016 school year, 11, or approximately 0.72% of all our teachers and educational staff, were recognized as “Exceptional Teachers” , a national award given by the MOE to teachers who have made significant contributions to their schools and profession.

The following table lists information about our teachers and educational staff at each school and each educational program as of June 30, 2016.

School	Number of Teachers and Educational Staff	Number of Teachers with “Advanced Teaching Qualifications”	Number with Master’s Degree or Above
Zhuji Hailiang Foreign Language School	979	118	48
Zhuji Private High School	345	30	0
Tianma Experimental School	204	4	24
Total	1,528	152	72

Our schools are staffed with three levels of teachers and educational staff: senior teachers, mid-level teachers and junior teachers. Senior teachers are outstanding teachers chosen by our schools for their excellent teaching and their ability to improve student performance. All of our senior teachers have obtained “Advanced Teaching Qualifications”. Starting from the beginning of the fiscal year ended June 30, 2016, we no longer count mid-level teachers with nationally-qualified first degree teaching qualifications towards senior teachers, and instead count them towards Mid-level teachers. Mid-level teachers are teachers with nationally-qualified first, second, or third degree teaching qualifications. Junior teachers are teachers who have not yet received their teaching certification. Senior teachers have managerial responsibilities in addition to their responsibilities as classroom instructors. We believe this three-tier seniority system provides an attractive career path and allows new teachers to be mentored by more experienced teachers. As of June 30, 2016, our team of teachers and educational staff consisted of 152 senior teachers, 869 mid-level teachers and 352 junior teachers.

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

Our teachers’ compensation is to a large extent based upon the results of those evaluations. We provide outstanding teachers with bonuses and provide capable and experienced teachers with opportunities to be promoted to management roles. We offer our senior teachers additional incentives such as extra bonuses, opportunities to study abroad and housing allowances. In general, the compensation levels between teachers at our schools varies more widely than in local public schools. We believe that this structure encourages competition, and along with career advancement opportunities and continuing training, allows us to recruit and retain talented teachers. In addition to incentivizing qualified teachers to stay, we also take an aggressive approach to removing approximately 5% to 10% of teachers and educational staff who do not meet our teaching standards on a yearly basis. Our teacher retention rates as of June 30, 2014, 2015, and 2016 were 91.6%, 97.6% and 90.5%, respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period).

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

Properties and Facilities

We currently lease properties with a total combined gross floor area and site area of approximately 1.12 million square meters, including approximately 850,000 square meters of the Hailiang Educational Park, in Zhuji city, Zhejiang province, China, from entities affiliated with Mr. Feng, our controlling shareholder. By leasing such properties from Mr. Feng, we avoid significant capital expenditures in connection with land use right purchases and facilities construction. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties.” We have obtained assurance letters from the local regulatory authorities confirming that the land use of our three schools has been in compliance with all applicable laws and regulations as of December 31, 2013, but we have not obtained such letters regarding Hailiang Educational Park.

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

Zhejiang Hailiang, a company controlled by our controlling shareholder, Mr. Feng, has completed the construction of the Hailiang Educational Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Educational Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses. On November 18, 2015, the Company entered into the lease agreement with Zhejiang Hailiang regarding Hailiang Educational Park. The term of the lease is for twenty years and the rental fee in the first year is RMB20.0 million (approximately $3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Zhejiang Hailiang. The lease covers the properties and facilities of Hailiang Educational Park with a total gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.”

Employees

We had 2,138, 2,236, and 2,826 employees as of June 30, 2014, 2015, and 2016, respectively. The majority of our employees are full-time and have signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff, we also have employees in sales and marketing, information technology and general administration. The following table sets forth the numbers of our employees, categorized by function as of June 30, 2016.

As of June 30, 2016
Teachers and educational staff	1,528
Cafeteria and dining hall staff	497
Student living staff	458
Security and safety staff	75
Administrative staff	148
Other staff	120
Total	2,826

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

In addition, on July 8, 2011, the Zhuji Municipal Development and Reform Bureau, the Zhuji Finance Bureau, the Zhuji Education Department and the Zhuji Human Resources and Social Security Bureau jointly promulgated the Notice of Regulating the Fees Management of Private Primary and Secondary Schools (ZFGJ [2011] No. 96), or the Notice, under the Notice, private primary schools and secondary schools of Zhuji city are approved to charge tuition, accommodation fees and the registration fees from their students. In addition, the charging standards of the tuition fee and the accommodation fee should consider the compensation of the education costs and the accommodation costs, and properly consider the requiring of reasonable returns of the private schools. The charging standard of the registration fees should be in accordance with the principle of “voluntary payment, accurate calculation of expenses, timely settlement and regular disclosure.” Specifically, the textbook fee cannot exceed RMB365 for grade 10 and grade 11 and cannot exceed RMB265 for grade 12. In addition, in November 2012, the Zhuji branch of the MOE issued a notice which clarified the maximum amount of tuition we can charge our students. Specifically, the maximum amount we can charge for primary school, middle school and high school is RMB31,000 per student, RMB33,000 per student and RMB35,000 per student, respectively. The Zhuji branch of the MOE did not place any limit on the amount we can charge for our kindergarten and our international program, but did require us to report the amounts we charge for those programs. In the 2011/2012, 2012/2013, 2013/2014, 2014/2015 and 2015/2016 school years, our tuition has been below the aforementioned ceilings imposed by the local government. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Pricing of Educational Programs.”

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

As of June 30, 2016, our three schools were registered as private schools requiring reasonable returns.

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

As of June 30, 2016, we registered two domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

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

As of the date of this annual report, to the best of our knowledge, our PRC resident shareholder with offshore investments in our group had registered with SAFE as to his offshore investments in accordance with the predecessor regulation of SAFE Circular No. 37, namely the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Financing and Return Investments Conducted by Domestic Residents via Special Purpose Vehicles ( ) (“Circular No. 75”), which was replaced by SAFE Circular No. 37 on July 14, 2014 but still effective when the relevant PRC resident shareholder made his investments. Therefore, as of the date of this annual report, our PRC resident shareholder has duly made such applications, filings and amendments as required.

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

As of June 30, 2016, Hailiang Consulting had not paid any dividends to our offshore entities from its accumulated profits. No dividends were declared and paid during the 2014, 2015 and 2016 fiscal years.

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

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

Under the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts , or the Provisions, promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance, which was effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local bureaus of SAFE. Under the Provisions, these foreign-invested enterprises must submit registration applications to the local bureaus of SAFE within 15 days following execution of foreign loan agreements. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the MOFCOM or its local bureau, and may be increased or decreased upon approval by the MOFCOM or its local bureau. Registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners, as approved by the MOFCOM or its local bureau and registered at SAIC or its local bureau.

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

D. Property, Plant and Equipment

Our principal executive offices are located at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang Province, 310051, People’s Republic of China. We lease all real properties used by our schools, including approximately 850,000 square meters of the Hailiang Educational Park, with a total combined gross floor area and site area of approximately 1.12 million square meters from Zhejiang Hailiang which is controlled by Mr. Feng, our controlling shareholder.

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Educational Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses. On November 18, 2015, the Company entered into the lease agreement with Zhejiang Hailiang regarding Hailiang Educational Park. The term of the lease is for twenty years starting in September 2015, and the rental fee in the first year is RMB20.0 million (approximately $3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Zhejiang Hailiang. The lease covers the properties and facilities of Hailiang Educational Park with a total gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.”

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

A. Operating Results

Overview

We currently operate three centrally managed schools through our PRC affiliated entities, namely Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. These schools are all located in Zhuji city, Zhejiang province in China. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Educational Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2016, 18,673 students were enrolled in our schools. We have experienced significant growth in our business. Our revenue increased by 11.2% from RMB462.8 million in the 2014 fiscal year to RMB514.8 million in the 2015 fiscal year and further increased by 27% to RMB654.1 million (approximately US$98.4 million) in the 2016 fiscal year. These increases were driven primarily by an increase in the average tuition charged per student during the same periods. Our gross profit increased by 10.5% from RMB163.1 million in the 2014 fiscal year to RMB180.3 million in the 2015 fiscal year, and decreased by 9.7% to RMB162.7 million (approximately US$24.5 million) in the 2016 fiscal year. Our net profit increased by 0.2% from RMB140.7 million in the 2014 fiscal year to RMB141.0 million in the 2015 fiscal year and reduced by 29.5% to RMB99.4 million (approximately US$15.0 million) in the 2016 fiscal year . In particular, in line with our strategy to increase enrollment in our international program, we have increased the proportion of revenue derived from students enrolled in our international program from 15.1% of revenue in the 2014 fiscal year to 15.9% of revenue in the 2015 fiscal year and 18.7% of revenue in the 2016 fiscal year.

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

The private K-12 school industry in the Yangtze River Delta region where our schools are located has also been growing. According to the CCID report, the total number of students enrolled in private K-12 schools in the Yangtze River Delta region increased from 3.4 million in 2008 to 3.6 million in 2012. The percentage of students in private K-12 schools against the total number of K-12 students in the region increased from 17.7% to 18.6% during the same period. Rising income levels have also provided greater opportunities for Chinese students to study abroad. As a result, the number of students enrolled in school programs with a focus on preparing students for studying abroad, or international programs, has grown significantly. According to the CCID Report, there were a total of approximately 144,400 students enrolled in international school programs in 2012 in China, a figure that is expected to rise in the coming years. The number of students enrolled in our international program has also increased rapidly, from 1,180 as of June 30, 2014, to 1,371 students as of June 30, 2015 and 1,913 students as of June 30, 2016. We intend to continue to grow our international program to take advantage of the growing demand.

•	Level of student enrollment. As of June 30, 2014, 2015 and 2016, we had a total of 16,875, 17,506, and 18,673 students, respectively. While we expect the number of students will be relatively stable in the next two fiscal years, we plan to increase the proportion of students enrolled in our international program because our international program charges a tuition fee that is significantly higher than that of our basic educational program. We have already begun making this transition. For example, the number of students enrolled in the international program increased from 1,180 students as of June 30, 2014 to 1,371 students as of June 30, 2015 and 1,913 students as of June 30, 2016, with the proportion of our students enrolled in the international program increasing from 7.0% to 7.8% and 10.2% during the same period, respectively. We intend to continue to grow our international program to take advantage of the growing demand.

•	Pricing of educational programs. Our results of operations are affected by the pricing of our educational programs. We generally charge student tuition based on his or her grade level and whether the student attends our basic educational program or international program. Tuition includes boarding, school services and books. The tuition we may charge for some of our education programs is subject to regulatory restrictions. For example, the most recent ceiling on the amount of tuition and boarding expenses we can charge was set out by the Zhuji branch of the MOE in November 2012, which sets forth the maximum amounts of tuition and boarding expenses for primary school, middle school and high school as RMB31,000 per student, RMB33,000 per student and RMB35,000 per student, respectively. There is currently no maximum amount set for our kindergarten or international program. Pursuant to the registration documents filed with local authorities for the 2013/2014 school year, we are approved to charge RMB55,000 to RMB100,000 for our international program. For the 2015/2016 school year, tuition for our international program was still within this range. The tuition limitation is reviewed by the regulatory authority on a periodic basis. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education—The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004).” Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our educational programs, the cost of our educational services and the tuition and the fees charged by our competitors, and seek to increase tuition by approximately 5% to 15% each year. For example, in the 2014, 2015 and 2016 fiscal years, the average tuition for primary, middle and high school, including both our basic educational program and our international program, was RMB27,422, RMB29,406 and RMB35,027 (approximately US$5,270), respectively. The increase was also due to a greater proportion of students enrolled in the international program which charges higher tuition. In the 2014, 2015 and 2016 fiscal years, tuition charged for students in our international program was approximately twice as high as tuition charged for students in our basic educational program.

•	Ability to control costs and expenses. Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. A significant component of our cost of revenue is labor costs which accounted for approximately 33.2%, 34.3% and 35.7% of our revenue for the 2014, 2015 and 2016 fiscal years, respectively. Labor costs primarily include compensation to our teachers and educational staff. Our labor costs increased from the 2014 fiscal year to the 2016 fiscal year, primarily reflecting our continued efforts to recruit additional teachers and educational staff, particularly experienced teachers.

•	Cost of revenue. One of our cost of revenue is student-related costs, which mainly consist of costs for textbooks, uniforms, dining services and living accommodations. Student-related costs accounted for approximately 14.7%, 14.9% and 15.4% of our revenue in the three most recent fiscal years. Our cost of revenue as a percentage of our total revenue was 64.8%, 65.0 % and 75.1% for fiscal years 2014, 2015 and 2016, respectively. In the near future, we expect our cost of revenue to increase as we will continue to hire additional teachers to support our growing international program.

•	Selling expenses and administrative expenses. For the 2014, 2015 and 2016 fiscal years, our total selling expenses and administrative expenses as a percentage of our total revenue were 9.6%, 9.5 % and 9.3%, respectively. We expect our expenses will also increase as we incur additional expenses associated with our overall growth as well as becoming a public company. We expect, however, that we will benefit from economies of scale as we continue to grow our business and increase our student base.

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

Our revenue increased during the fiscal years 2014, 2015 and 2016 primarily due to increases in pricing of our educational programs, especially international program, and, to a lesser extent, the level of student enrollment. We expect our revenue to continue to increase going forward, reflecting our plan to continue to increase tuition at an annual rate of 5% to 15%, and our efforts to increase our student enrollment.

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

The following table sets forth revenue generated from each program, both in absolute amount and as a percentage of total revenue for the years indicated:

	2014					Year Ended June 30, 2015				2016
	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	Revenue (in USD thousands)	% of revenue	Students	Average tuition (in RMB)
Basic educational program	392,962	84.9%	15,695	25,037	433,088	84.1%	16,135	26,842	531,702	80,005	81.3%	16,760	31,724
International program	69,792	15.1%	1,180	59,146	81,699	15.9%	1,371	59,591	122,358	18,411	18.7%	1,913	63,962
Total	462,754	100.0%	16,875	27,422	514,787	100.0%	17,506	29,406	654,060	98,416	100.0%	18,673	35,027

Revenue from our basic educational program increased by RMB40.1 million or 10.2%, from the 2014 fiscal year to 2015 fiscal year, and further increased by RMB98.6 million (approximately US$14.8 million), or 22.8% from the 2015 fiscal year to 2016 fiscal year. This was driven primarily by an increase in the average tuition charged per student during the same periods. In addition, revenue derived from tuition of students enrolled in our international program compared to our total revenue increased from 15.1% in the 2014 fiscal year to 15.9% in the 2015 fiscal year and further to 18.7% in the 2016 fiscal year. This is due primarily to an increase in the number of students enrolled in our international program and, to a lesser extent, an increase in the average tuition charged in our international program.

The following tables set forth revenue generated at the kindergarten, primary, middle and high school levels as well as the number of students and average tuition. The tables include both our basic educational program as well as our international program.

	2014				Year Ended June 30, 2015				2016
	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	Revenue (in USD thousands)	% of revenue	Students	Average tuition (in RMB)
Kindergarten	9,444	2.0%	628	15,038	9,138	1.8%	525	17,406	9,896	1,489	1.5%	423	23,394
Primary school	101,521	21.9%	3,729	27,225	132,073	25.6%	4,405	29,983	163,826	24,651	25.0%	4,539	36,093
Middle school	83,625	18.2%	3,373	24,792	112,169	21.8%	4,043	27,744	168,060	25,288	25.7%	5,008	33,558
High school	268,164	57.9%	9,145	29,324	261,407	50.8%	8,533	30,635	312,278	46,988	47.8%	8,703	35,882
Total	462,754	100.0%	16,875	27,422	514,787	100.0%	17,506	29,406	654,060	98,416	100.0%	18,673	35,027

Cost of Revenue

Our cost of revenue primarily consists of labor costs, which are compensation to our teachers and educational staff, student-related costs and, to a lesser extent, transportation costs, utility costs and leasing fees for our schools. Our cost of revenue increased from the 2014 fiscal year to the 2015 fiscal year and further to the 2016 fiscal year was primarily due to an increase in labor costs resulting from an increase in the total number of our teachers and educational staff, an increase in the total number of senior and experienced teachers and a general increase in our compensation levels, an increase in student-related costs resulting from the increase in the number of students enrolled and the increased cost of our student canteen service and an increase in leasing fees and depreciation for the relocation to Hailiang Education Park. We expect our cost of revenue to increase in line with our increase in revenue, driven in large part by a planned increase in the number of teachers to support our growing international program.

The following table sets forth the components of our cost of revenue by amount and as a percentage of total revenue for the periods indicated:

	Year Ended June 30,
	2014		2015		2016
	RMB (inthousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Cost of Revenue:
Labor costs	153,602	33.2	176,406	34.3	233,440	35,125	35.7
Student-related costs	68,111	14.7	76,500	14.9	100,633	15,142	15.4
Transportation	23,145	5.0	22,343	4.3	24,729	3,721	3.8
Depreciation	22,532	4.9	24,462	4.8	65,038	9,786	9.9
Utilities	11,407	2.5	11,577	2.2	19,652	2,957	3.0
Leasing fee	9,600	2.1	9,600	1.9	25,592	3,851	3.9
Other costs	11,286	2.4	13,640	2.6	22,272	3,352	3.4
Total cost of revenue	299,683	64.8	334,528	65.0	491,356	73,934	75.1

Operating Expenses

Our operating expenses consist of selling expenses, administrative expenses and disposal loss of leasehold improvement.

The following table sets forth the components of our operating expenses in absolute amount and as a percentage of revenue for the periods indicated.

	Year Ended June 30,
	2014		2015		2016
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Operating Expenses
Selling expenses	15,635	3.4	15,540	3.0	16,753	2,521	2.6
Administrative expenses	28,622	6.2	33,334	6.5	43,741	6,582	6.7
Disposal loss of leasehold improvement	—	—	—	—	10,286	1,548	1.6
Total operating expenses	44,257	9.6	48,874	9.5	70,780	10,651	10.9

Selling expenses

Our selling expenses consist of advertisement expenses, recruiting expenses and amortization related to intangible assets. Our overall selling expenses remained relatively stable in the 2015 fiscal year compared with that of the 2014 fiscal year. Our overall selling expenses in the 2016 fiscal year increased by 7.8% and primarily due to increased student enrollment rewards on recruitment. We expect that our overall selling expenses will increase in absolute amount in the near future due to our plan to increase enrollment in our international program and overall enrollment.

Administrative expenses

Our administrative expenses consist primarily of salary for our office and administrative staff and repairs of offices and facilities. Our administrative expenses also include, to a lesser extent, office expenses and other miscellaneous fees. Our overall administrative expenses increased from 2014 to 2015 primarily due to an increase in the expenses incurred in relation to our initial public offering, partially offset by a decrease in the maintenance cost incurred in the year ended June 30, 2015. Our overall administrative expenses in the 2016 fiscal year increased 31.2% and primarily due to increased salary cost in relation to the need for new campus Hailiang Education Park as well as more board officers on board in the year ended June 30, 2016. We expect that our overall administrative expenses will also remain relatively stable in the near future.

Disposal loss of leasehold improvement

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Education Park. As a result, disposal loss of leasehold improvement of aforementioned programs incurred in the year ended June 30, 2016.

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

	Year Ended June 30,
	2014		2015		2016
	RMB (inthousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Other income
Government grants	1,157	0.3	1,241	0.3	1,434	216	0.2
Others	635	0.1	1,219	0.2	322	48	0.1
Total other income	1,792	0.4	2,460	0.5	1,756	264	0.3

Net Finance Income

Our net finance income is related to interest income derived from deposits placed with a related party finance entity. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties”. Net finance income decreased primarily due to a decrease in the amount of fund we deposited with certain related parties in the 2016 fiscal year compared to the 2015 fiscal year, which was partly offset by the foreign currency exchange gain resulting from the effect of exchange rate fluctuation regarding to the USD cash in bank of Hailiang Holding. Net finance income was 4.3%, 1.4% and 0.9% of our total revenue in the 2014, 2015 and 2016 fiscal years, respectively.

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

Under the New EIT Law, domestic enterprises and foreign investment enterprises, or FIE, are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions. According to the Implementation Rules for the Law for Promoting Private Education in 2004 , or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard. The schools we currently operate have historically enjoyed the corporate income exemption treatment since their establishment. Based on a confirmation from the local tax authorities, the local tax authorities have agreed to apply the corporate income tax exemption treatment to each of the schools we currently operate for the years ended June 30, 2014, 2015 and 2016. As a result, no income tax expense was recognized for the years ended June 30, 2014, 2015 and 2016.

Under the New EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB 494.0 million and RMB607.6 million (approximately US$91.4 million) as of June 30, 2015 and 2016, respectively, because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Critical Accounting Policies, Estimates and Judgments

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenue and expenses during each reporting period. Significant items subject to such estimates and assumptions include the useful lives and the recoverability of the carrying amounts of property and equipment and intangible assets (including goodwill), the collectability of other receivables and term deposits placed with a related party finance entity, and the assessment of contingent liabilities and income tax. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates. Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in Note 2 to the financial statements included in this annual report.

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

For the purpose of impairment testing, the carrying amounts of goodwill and trademark are allocated to Zhuji Tianma Experimental School, which is the lowest level for which the assets are monitored for internal management purpose. The aggregated carrying amounts of goodwill and trademark are as follows:

	Year Ended June 30,
	2014	2015	2016
	RMB	RMB	RMB	US$
Goodwill	62,046	62,046	62,046	9,336
Trademark	16,540	16,540	16,540	2,489
Total	78,586	78,586	78,586	11,825

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

	Year Ended June 30,
	2014	2015	2016
Discount rate	24%	24%	24%
Terminal value growth rate	3%	3%	3%

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

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2014, 2015, and 2016 respectively.

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

Based on management’s assessment results, there was no impairment of goodwill and trademark as of June 30, 2014, 2015 and 2016, and no reasonable change to the assumptions would lead to an impairment charge.

Results of Operations

	Year Ended June 30,
	2014		2015		2016
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Revenue	462,754	100.0	514,787	100.0	654,060	98,416	100.0
Cost of revenue	(299,683)	(64.8)	(334,528)	(65.0)	(491,356)	(73,934)	(75.1)
Gross profit	163,071	35.2	180,259	35.0	162,704	24,482	24.9
Other income	1,792	0.4	2,460	0.5	1,756	264	0.3
Selling expenses	(15,635)	(3.4)	(15,540)	(3.0)	(16,753)	(2,521)	(2.6)
Administrative expenses	(28,622)	(6.2)	(33,334)	(6.5)	(43,741)	(6,582)	(6.7)
Disposal loss of leasehold improvement	—	—	—	—	(10,286)	(1,548)	(1.6)
Operating profit	120,606	26.0	133,845	26.0	93,680	14,095	14.3
Net finance income	20,066	4.3	7,149	1.4	5,752	865	0.9
Profit before tax	140,672	30.3	140,994	27.4	99,432	14, 960	15.2
Income tax expense	—	—	—	—	—	—	—
Profit	140,672	30.3	140,994	27.4	99,432	14,960	15.2
Total comprehensive income	140,672	30.3	141,023	27.4	107,869	16,230	16.5

Year Ended June 30, 2015 Compared to Year Ended June 30, 2016

Revenue

Our revenue increased by 27% from RMB514.8 million in the 2015 fiscal year to RMB654.1 million (approximately US$98.4 million). This increase was primarily due to a 19% increase in average tuition from RMB29,406 to RMB35,027 (approximately US$5,270) and to a lesser extent, a 6.7% increase in the total number of students from 17,506 to 18,673 during the same period. Our revenue increase was also attributable to having a greater proportion of our students enrolled in our international program which charges higher tuition than our basic educational program. Between the 2015 and 2016 fiscal years, the percentage of students enrolled in our international program increased from 7.8% to 10.2%.

Cost of revenue

Our cost of revenue increased by 46.9% from RMB334.5 million in the 2015 fiscal year to RMB491.4 million (approximately US$73.9 million) in the 2016 fiscal year. The increase in cost of revenue was primarily due to a) a 32.3% increase in labor costs due to (i) an increase in the number of senior and experienced teachers to enhance education quality, and (ii) a general increase in our employees’ compensation levels; b) a 31.5% increase in student-related costs, primarily due to the increase in the number of students enrolled and the increased cost of our student canteen service, and c) the increase of depreciation by 165.9% due to the relocation to Hailiang Education Park.

Gross profit

As a result of the foregoing, our gross profit decreased by 9.7% from RMB180.3 million in the 2015 fiscal year to RMB162.7 million (approximately US$24.5 million) in the 2016 fiscal year. Our gross margin was 35.0% in the 2015 fiscal year, compared to 24.9% in the 2016 fiscal year.

Other income

We recorded government grants of RMB1.2 million in the 2015 fiscal year compared to RMB1.4 million (approximately US$0.2 million) in the 2016 fiscal year. We recorded other miscellaneous income of RMB1.2 million in the 2015 fiscal year compared to RMB0.32 million (approximately US$0.05 million) in the 2016 fiscal year. Our other miscellaneous income primarily relates to forfeits of deposits for students who did not enroll in our schools.

Operating expenses

Our operating expenses increased by 44.8% from RMB48.9 million in the 2015 fiscal year to RMB70.8 million (approximately US$10.7 million). The increase was primarily due to the following reasons:

•	Selling expenses. Our selling expenses increased by 8% from RMB15.5 million in the 2015 fiscal year to RMB16.8 million (approximately US$2.5 million) in the 2016 fiscal year. The increase was primarily due to increased student enrollment rewards on recruitment.

•	Administrative expenses. Our administrative expenses increased by 31.2% from RMB33.3 million in the 2015 fiscal year to RMB43.7 million (approximately US$6.6 million) in the 2016 fiscal year. The increase was primarily due to increased salary cost in relation to the need for new campus Hailiang Education Park as well as more board officers on board in the year ended June 30, 2016.

•	Disposal loss of leasehold improvement. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Education Park. As a result, disposal loss of leasehold improvement of aforementioned programs amounting to RMB10.3 million (approximately US$1.5 million) incurred in the year ended June 30, 2016.

Net finance income

Our net finance income decreased by 20% from RMB7.1 million in the 2015 fiscal year to RMB5.8 million (approximately US$0.9 million). This decrease was primarily due to a decrease in the amount of fund we deposited with certain related parties in the 2016 fiscal year compared to the 2015 fiscal year, which was partly offset by the foreign currency exchange gain resulting from the effect of exchange rate fluctuation regarding to the USD cash in bank of Hailiang Holding.

Income tax expense

We had no income tax expenses for the 2015 and 2016 fiscal years. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Taxation.”

Net profit

As a result of the foregoing, our net profit decreased by 29.5% from RMB141.0 million in the 2015 fiscal year to RMB99.4 million (approximately US$15.0 million) in the 2016 fiscal year.

Year Ended June 30, 2014 Compared to Year Ended June 30, 2015

Revenue

Our revenue increased by 11.2% from RMB462.8 million in the 2014 fiscal year to RMB514.8 million in the 2015 fiscal year. This increase was primarily due to a 7.2% increase in average tuition from RMB27,422 to RMB29,406 and to a lesser extent, a 3.7% increase in the total number of students from 16,875 to 17,506 during the same period. Our revenue increase was also attributable to having a greater proportion of our students enrolled in our international program which charges higher tuition than our basic educational program. Between the 2014 and 2015 fiscal years, the percentage of students enrolled in our international program increased from 7.0% to 7.8%.

Cost of revenue

Our cost of revenue increased by 11.6% from RMB299.7 million in the 2014 fiscal year to RMB334.5 million in the 2015 fiscal year. This increase was generally in line with the increase in our revenue during the same period. In particular, the increase in cost of revenue was primarily due to a) a 14.8% increase in labor costs due to (i) an increase in the number of senior and experienced teachers to enhance education quality, and (ii) a general increase in our employees’ compensation levels and b) a 12.3% increase in student-related costs, primarily due to the increase in the number of students enrolled and the increased cost of our student canteen service.

Gross profit

As a result of the foregoing, our gross profit increased by 10.5% from RMB163.1 million in the 2014 fiscal year to RMB180.3 million in the 2015 fiscal year. Our gross margin was 35.2% in the 2014 fiscal year, compared to 35.0% in the 2015 fiscal year.

Other income

We recorded government grants of RMB1.2 million in the 2014 fiscal year and RMB1.2 million in the 2015 fiscal year. We recorded other miscellaneous income of RMB0.6 million in the 2014 fiscal year, compared to RMB1.2 million in the 2015 fiscal year. Our other miscellaneous income primarily relates to forfeits of deposits for students who did not enroll in our schools.

Operating expenses

Our operating expenses increased by 10.4% from RMB44.3 million in the 2014 fiscal year and RMB48.9 million in the 2015 fiscal year. The increase was primarily due to an increase in administrative expenses which was partially offset by a decrease in selling expenses.

•	Selling expenses. Our selling expenses remained relatively stable in the 2015 fiscal year compared with that of the 2014 fiscal year.

•	Administrative expenses. Our administrative expenses increased by 16.5% from RMB28.6 million in the 2014 fiscal year to RMB33.3 million in the 2015 fiscal year. The increase was primarily due to an increase in the expenses incurred in relation to our initial public offering, partially offset off by a decrease in the maintenance cost incurred in the 2015 fiscal year.

Net finance income

Our net finance income decreased by 64.4% from RMB20.1 million in the 2014 fiscal year to RMB7.1 million in the 2015 fiscal year. This decrease was primarily due to a decrease in the amount of fund we loaned to or deposited with certain related parties in the 2015 fiscal year compared to the 2014 fiscal year.

Income tax expense

We had no income tax expenses for the 2014 and 2015 fiscal years. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Taxation.”

Net profit

As a result of the foregoing, our net profit increased by 0.2% from RMB140.7 million in the 2014 fiscal year to RMB141.0 million in the 2015 fiscal year.

B. Liquidity and Capital Resources

Historically, we have financed our operations through internally generated cash. As of June 30, 2014, 2015 and 2016, we had approximately RMB42.0 million, RMB233.4 million, RMB291.0 million (approximately US$43.8 million), respectively, in cash and cash equivalents. Our cash primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China. We intend to finance our future working capital requirements and capital expenditures from our cash and cash equivalents and cash generated from operating activities.

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

We historically had recorded significant related party transactions involving advances and loans made to, and repayments received from, such related parties as well as term deposits placed with a finance company owned by Hailiang Group. As part of our cash management policy, we expect to continue to deposit a certain amount of cash generated from our private education business with a related party finance company owned by Hailiang Group. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September 2016, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2017 to be approximately RMB 650 million (approximately US$ 97.80 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. As of June 30, 2016, we had demand deposits of RMB171.7 million (approximately US$25.8 million) at Hailiang Finance. Hailiang Finance is a non-bank financial institution licensed by the China Bank Regulatory Commission. It was incorporated in February 2013. It currently has a registered capital of RMB1.0 billion and has been approved by the relevant authorities to conduct business with other entities within Hailiang Group, including, among other things, receiving deposits, borrowing, lending and providing guarantees, providing accounting and financing consultancy, and providing trade settlement and insurance brokerage services. We believe that Hailiang Finance provides interest at market rates with flexible withdrawal terms on our deposits. Based on our review of relevant documents provided by Hailiang Finance, we believe that Hailiang Finance has satisfactory asset quality, liquidity position and internal control environment. In addition, in September 2014, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee the timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest. After considering the terms provided by Hailiang Finance, coupled with its financial condition as well as the guarantee provided by Hailiang Group and Mr. Feng, our board approved the arrangement in December 2015 and our audit committee reviews our related party transactions, including the deposit arrangement from time to time. We, however, recognize that there are risks involved in the cash deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We deposit a certain amount of cash with a related party and are subject to credit risks of such related party.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

		As of June 30,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Net cash from operating activities	149,392	236,132	216,189	32,530
Net cash used in investing activities	(133,716)	(44,646)	(282,568)	(42,518)
Net cash from financing activities	—	—	114,525	17,232
Net increase in cash	15,676	191,486	48,146	7,244
Cash and cash equivalents at beginning of the year	26,403	42,003	233,379	35,116
Effect of movements in exchange rates on cash held	(76)	(110)	9,486	1,427
Cash and cash equivalents at the end of the year	42,003	233,379	291,011	43,787

Operating Activities

Net cash provided by operating activities amounted to RMB216.2 million (approximately US$32.5 million) in the 2016 fiscal year. The net cash provided by operating activities in the 2016 fiscal year was primarily attributable to net profit of RMB99.4 million (approximately US$14.96 million), adjusted for (i) depreciation of RMB65.0 million (approximately US$9.8 million), primarily relating to our leasehold improvements, (ii) disposal loss of leasehold improvement of RMB 10.3 million (approximately US$1.5 million) and (iii) interest income of RMB4.9 million (approximately US$0.7 million), primarily from related parties. Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB21.8 million (approximately US$3.3 million), primarily reflecting an increase in labor costs and student-related costs; (ii) an increase in other payables due to related parties of RMB26.1million (approximately US$3.9 million), primarily reflecting increases in payables for the purchase of organic food products due to a related party and in rental payables due to a related party, respectively; (iii) an decrease in other current assets of RMB2.1 million (approximately US$0.32 million), primarily charging deferred IPO cost to share premium upon completion of IPO; and (iv) an increase in prepayment to third party suppliers of RMB4.4 million (approximately US$0.7 million), primarily prepaid for summer campus.

Net cash provided by operating activities amounted to RMB236.1 million in the 2015 fiscal year. The net cash provided by operating activities in the 2015 fiscal year was primarily attributable to net profit of RMB141.0 million, adjusted for (i) depreciation of RMB24.5 million, primarily relating to our leasehold improvements and (ii) interest income of RMB7.2 million, primarily from related parties. Adjustments for changes in working capital primarily in included (i) an increase in trade and other payables due to third parties of RMB41.5 million, primarily reflecting an increase in labor costs and student-related costs; (ii) an increase in other payables due to related parties of RMB23.4 million, primarily reflecting increases in payables for the purchase of organic food products due to a related party and in rental payables due to a related party, respectively; and (iii) an increase in deferred revenue of RMB11.1 million, primarily reflecting the increase in the tuition payment made by our students for the 2014/2015 school year.

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

Investing Activities

Net cash used in investing activities amounted to RMB282.6 million (approximately US$42.5 million) in the 2016 fiscal year. The net cash used in investing activities in the 2016 fiscal year was primarily attributable to (i) term deposits of RMB1,212.4 million (approximately US$182.4 million) placed with Hailiang Finance; (ii) cash used in purchase of property and equipment of RMB346.6 million (approximately US$52.2 million) relating to Hailiang Education Park; partially offset by cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB1,272.4 million (approximately US$191.5 million).

Net cash used in investing activities amounted to RMB44.6 million in the 2015 fiscal year. The net cash used in investing activities in the 2015 fiscal year was primarily attributable to (i) term deposits of RMB1,051.2 million placed with Hailiang Finance, (ii) prepayments of leasehold improvement made to Heng Zong Da, a related party supplier, of RMB268.0 million relating to outfitting service and related improvements for some facilities of the Hailiang Educational Park, and (iii) cash used in purchase of property and equipment of RMB115.6 million relating to expenditures made in connection with improvements made to our school facilities and purchases of furniture and equipment for our schools, partially offset by cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB1,411.2 million. In the 2015 fiscal year, we purchased certain financial products in an aggregate amount of RMB858.0 million from Industrial and Commercial Bank of China in November 2014 and December 2014, all of which matured as of June 30, 2015 and we collected the full principal amount at the maturity date.

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

Financing Activities

Net cash used in financing activities amounted to RMB114.5 million (approximately US$17.2 million) in the 2016 fiscal year. We generated RMB122.4 million (approximately US$18.4 million) from the proceeds from our initial public offering, and offset by the cost of our initial public offering at RMB7.8 million (approximately US$1.2 million).

Net cash used in financing activities amounted to nil in the 2015 fiscal year. We generated RMB238.3 thousand from advances from a related party relating to the payment of the new shares issuance cost relating to our initial public offering and we used RMB238.3 thousand in payment of the new shares issuance cost relating to our initial public offering.

We did not have any cash flow used in or provided by financing activities in the 2014 fiscal years.

Capital Expenditures

We incurred capital expenditures of RMB8.8 million, RMB115.6 million and RMB346.6 million (approximately US$52.2 million) in the 2014, 2015 and 2016 fiscal years, respectively. The capital expenditure in the 2016 fiscal year primarily related to furniture, equipment, and leasehold improvement of new campus, Hailing Education Park. The capital expenditures in the 2015 fiscal year primarily related to expenditures made in connection with improvements made to our school facilities and purchases of furniture and equipment for our schools. The capital expenditures in the 2014 fiscal year primarily related to the purchases of furniture and equipment for our schools and renovation of school buildings and classrooms.

Recent Accounting Pronouncements

Up to the date of issue of our consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended June 30, 2016 and which have not been adopted in our consolidated financial statements. These include the following which may be relevant to us.

Effective for accounting periods beginning on or after
Annual improvements to IFRSs 2012-2014 cycle-various standards	July 1, 2016
Amendments to IAS 16 and IAS 38, clarification of acceptable methods of depreciation and amortization	July 1, 2016
Amendments to IAS 27, Equity method in separate financial statements	July 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 9, Financial instruments	July 1, 2018
IFRS 16, Leases	January 1, 2019

For those amendments effective beginning on or after July 1, 2016, we will adopt them when they become effective. For those new standards with effective date beginning on or after January 1, 2018, we are in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application. So far we have concluded that the adoption of them is unlikely to have a significant impact on our results of operations and financial position.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2015 to June 30, 2016 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2016:

	Payments Due by Period
	Total	Less than 1 Year	1-5 Years	More than 5 Years
Capital Commitments	21,675	21,675	—	—
Operating Lease Commitments	632,382	30,022	132,314	470,046
Total	654,057	51,697	132,314	470,046

(1)	Includes payments to be made to Heng Zhong Da, a company affiliated with Hailiang Group, relating to the outfitting and improvement work on the Hailiang Educational Park and renovation of dining hall and student dormitory on Tianma Experimental School and Zhejiang Private High School, and payments to be made to certain third party vendors for the purchase of equipment and leasehold improvements regarding the Hailiang Educational Park.
(2)	Includes payments to be made to Zhejiang Hailiang Education Group Ltd., a company affiliated with Hailiang Group, relating to the leasehold payments for the Hailiang Educational Park.

On November 18, 2015, the Company entered into the lease agreement with Zhejiang Hailiang Education Group Ltd. regarding Hailiang Educational Park. The term of the lease is for twenty years and the rental fee in the first year is RMB20.0 million (approximately US$3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing the fifth year is subject to further negotiation between the Company and Zhejiang Hailiang Education Group Ltd. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.”

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is 1508 Binsheng road, Binjiang District, Hangzhou City, Zhejiang province, 310051, People’s Republic of China:

Name	Age	Position/title
Ming Wang	55	Chairman and chief executive officer
Ying Xin	54	Director and principal general
Ken He	35	Independent director
Xiaohua Gu	43	Independent director
Xiaofeng Cheng	39/40	Independent director
Hancheng Lee	44	Chief financial officer
Bo Lyu	37	Board secretary
Ping Huang	55	Vice principal
Jin Xie	50	Vice principal (human resources and student affairs)
Lunguo Lyu	58	Vice principal (logistics)
Honggang Xu	57	Vice principal (Zhuji Private High School)
Jianjun Jiang	49	Vice principal (Hailiang High School)
Bailian Jin	43	Assistant Principal (Tianma Experimental School)

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

Mr. Xiaohua Gu has served as our independent director since June 2015. Since March 2012, Mr. Gu has been the vice president of Zhongxingcai Guanghua Certified Public Accountants LLP, Shanghai Office, where he is responsible for the audit, tax compliance and book-keeping services of the firm. Since 2011, Mr. Gu has been an independent director of China Education Alliance, Inc., a reporting company with common stock traded on the OCTQX marketplace. From March 2010 to February 2012, Mr. Gu has been a partner at Beijing Jiafucheng International Investment Corporation, which is a financial service institution providing investment banking services and managing private equity investments. Starting from 2014, Mr. Gu has also been lecturing and organizing case studies in finance and auditing at Fudan University. From 2006 to 2010, Mr. Gu worked in KPMG as an associate, providing tax planning services. Mr. Gu obtained his master’s degree in accounting from Leeds Metropolitan University, the United Kingdom, in 2004, and he also received a master’s degree in business administration from Newcastle University, the United Kingdom, in 2001.

Mr. Xiaofeng Cheng has served as our independent director since October 2016. Since July 2012, Mr. Cheng has served as a partner at Jingtian & Gongcheng law firm in Beijing. Previously, Mr. Cheng served in various positions at several international law firms including, King & Wood Mallesons LLP from May 2010 to June 2012, Allen & Overy LLP from September 2008 to May 2010, Cadwalader, Wickersham & Taft LLP from November 2007 to September 2008, and Hunton & Williams LLP from July 2005 to October 2007. In addition, Mr. Cheng has served as adjunct professor at Peking University Law School since September 2011. Mr. Cheng received his master’s degree in Law from Columbia University in 2003, master’s degree in Criminology from University of South Florida in 2002 and bachelor degrees in both Law and Economics from Peking University in 1999.

Mr. Hancheng Lee has served as the chief financial officer of Hailiang Inc. since September, 2016, and had served as the chief accounting officer of Hailiang Inc. from February to September 2016 and had served as Audit Assistant Director of Internal Audit of Hailiang Inc. from March 2014 to February 2016. From March 2008 to February 2014, Mr. Li was the Deputy General Manager and Accounting Supervisor of Vietnam Operation of Hailiang (Vietnam) Copper Co. Ltd. Mr. Li received his bachelor’s degree in Accounting from National Taiwan University.

Mr. Ping Huang has served as the Vice Principal of Hailiang Inc. since March 2016 and has served as the Principal of Hailiang Elementary School from August 2015 to present. From August 2011 to July 2015, Mr. Huang served as Principal of the Elementary School of Tianma Experimental School. Mr. Huang has worked in Hailiang Inc. since 1995 in various functions. Mr. Huang received a bachelor’s degree from Central Broadcast and Television University in 1989. Mr. Huang has won various honor awards in the education section including Outstanding Teacher of Zhejiang’s Private Education Elementary and Secondary School Chapter.

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

B. Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended June 30, 2016, we paid an aggregate amount of RMB6.4 million (approximately US$0.96 million) in cash compensation to our directors and executive officers, including the compensation we paid to one of our former executive officers who is still working at our company.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the year ended June 30, 2016.

C. Board Practices

Board of Directors

Our board of directors consists of four directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to any separate requirement for Audit Committee’s (as defined in our articles of association) approval under applicable law or the listing rules of our Designated Stock Exchange (as defined in our articles of association), a director may vote with respect to any contract, transaction or arrangement in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and as long as he has not been disqualified by the chairman of the relevant board meeting. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors, namely the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Ken He, and Mr. Xiaohua Gu and is chaired by Mr. He. Mr. He and Mr. Gu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act. Our board also has determined that Mr. He qualifies as an audit committee financial expert within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NASDAQ Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our group. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Ken He, Mr. Xiaofeng Cheng, and Mr. Xiaohua Gu and is chaired by Mr. Cheng. Mr. He, Mr. Cheng, and Mr. Gu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Ken He, and Mr. Xiaohua Gu and is chaired by Mr. Gu. Mr. He and Mr. Gu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees

We had 2,138, 2,236, and 2,826 employees as of June 30, 2014, 2015 and 2016, respectively. The majority of our employees are full-time and have signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff, we also have employees in sales and marketing, information technology and general administration. The following table sets forth the numbers of our employees, categorized by function as of June 30, 2016.

Function	Number of Employees
Teachers and educational staff	1,528
Cafeteria and dining hall staff	497
Student living staff	458
Security and safety staff	75
Administrative staff	148
Other staff	120
Total	2,826

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of October 17, 2016 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on there being 411,208,000 ordinary shares outstanding as of October 17, 2016.

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

Ordinary Shares beneficially owned
Name	Number	%
Directors and Executive Officers:
Ming Wang	—	—
Ying Xin	—	—
Ken He	—	—
Xiaohua Gu	—	—
Xiaofeng Cheng	—	—
Lei Chen	—	—
Bo Lyu	—	—
Jin Xie	—	—
Lunguo Lyu	—	—
Honggang Xu	—	—
Jianjun Jiang	—	—
Bailian Jin	—	—
Ping Huang	—	—
Hancheng Lee	—	—
Principal Shareholders:
Hailiang Feng(1)	360,000,000	84.86

(1)	Includes 223,200,000 shares held by Jet Victory International Limited, 100,800,000 shares held by Brilliant One Development Limited, 18,000,000 shares held by Fame Best International Limited and 18,000,000 shares held by Gain Success Group Limited. Jet Victory International Limited, Fame Best International Limited and Gain Success Group Limited are British Virgin Islands companies wholly-owned by Mr. Feng.

Jet Victory International Limited is a British Virgin Islands company wholly-owned by Mr. Feng.

Brilliant One Development Limited is a British Virgin Islands company wholly owned by Hailiang Group. As of the date of October 17, 2016, Hailiang Group is controlled by Mr. Feng and is held as to 43.6% by Mr. Feng and 40.3% by Shanghai Weize Investment Company. Shanghai Weize Investment Company is controlled by Mr. Feng and is held as to 58.8% by Mr. Feng and 31.6% by Zhejiang Zhongyida Investment Company. Zhejiang Zhongyida Investment Company is controlled by Mr. Feng and is held as to 90% by Mr. Feng and 10% by his spouse. All the remaining minority equity interests in such shareholding entities are held by Mr. Feng’s relatives and/or independent third parties.

As of the date of this annual report, none of our outstanding ordinary shares are held by record holders in the United States. None of our existing shareholders have different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Advances

During the 2014, 2015 and 2016 fiscal years, we provided interest-free advances of RMB3.8 million, RMB10.1 million and nil, respectively, to Zhejiang Hailiang, a company controlled by Mr. Feng, to support its business operation. These advances did not have a fixed term of repayment and were repayable upon demand. We received RMB4.4 million , RMB10.0 million and nil, in repayment from Zhejiang Hailiang during the 2014, 2015 and 2016 fiscal years, respectively. The remaining balance of RMB2.0 million, RMB2.1 million and RMB2.3million (approximately US$0.3 million), were offset by an equivalent rental payable amount arising from properties and facilities leased from Zhejiang Hailiang as of June 30, 2014, 2015, and 2016, respectively.

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

As of June 30, 2014, 2015 and 2016, we had cash demand deposits and seven-day call deposits of RMB 24.7 million, RMB90.0 million and RMB171.7 million (approximately US$25.8 million), respectively. During the years ended June 30, 2014, 2015 and 2016, net cash demand deposits of RMB24.7 million, RMB65.3 million and RMB81.7 million (approximately US$12.3 million), respectively, were placed with Hailiang Finance.

As of June 30, 2014, 2015 and 2016, we had cash term deposits with maturities ranging from three months to less than one year amounting to RMB420.0 million, RMB60.0 million and nil that were placed at Hailiang Finance, respectively. During the year ended June 30, 2014, RMB640.0 million was deposited with Hailiang Finance, of which RMB220.0 million matured. During the year ended June 30, 2015, cash term deposits of RMB1.05 billion was placed with Hailiang Finance, of which RMB1.41 billion matured. During the year ended June 30, 2016, cash term deposits of RMB1.21 billion (approximately US$182.4 million) was placed with Hailiang Finance, of which RMB1.27 billion (approximately US$191.5 million) matured.

The interest income from the deposits during the years ended June 30, 2014, 2015 and 2016 amounted to RMB1.3 million, RMB4.9 million and RMB2.7 million (approximately US$0.4 million) respectively. The interest receivable from the deposits placed in Hailiang Finance, amounted to RMB1.3 million, RMB224.4 thousand and nil, which was recognized as an amount due from a related party as of June 30, 2014, 2015 and 2016. As part of our cash management policy, we expect to continue to deposit a certain amount of cash generated from our private education business with Hailiang Finance. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September 2016, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2017 to be approximately RMB 650 million (approximately US$ 97.80 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. In September 2014, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest. In October 2014, we withdrew term deposits of RMB660.0 million from Hailiang Finance and subsequently deposited the cash proceeds with a commercial bank in China. As of June 30, 2016, the balance of deposits we had with Hailiang Finance amounted to RMB171.7 million (approximately US$25.8 million) in demand deposits and nil in term deposits, respectively. During the year ended June 30, 2016, our deposits with the finance company are generally made in the form of demand deposits or term deposits with terms ranging from three months to one year. The demand deposits are held for the purpose of meeting short-term cash commitments, such as to pay for our operating expenses at any time. The term deposits are held for investment purposes and can be withdrawn prior to their maturity without incurring significant penalties. We are subject to credit risks associated with the term deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We deposit a certain amount of cash with related parties and are subject to credit risks of such related parties.”

Lease agreements with a related party

We lease the school buildings and the related properties and facilities for our three schools from Zhejiang Hailiang, a company controlled by our controlling shareholder, Mr. Feng. On June 30, 2012, Zhuji Private High School entered into a revised lease agreement with Zhejiang Hailiang for additional properties and facilities. As a result, our total rental expenses increased from RMB4.6 million in the 2012 fiscal year to RMB9.6 million in the 2013 fiscal year. For the 2014 fiscal year, our total rental expenses remained at RMB9.6 million. For the 2015 fiscal year, our total rental expenses also remained at RMB9.6 million. On November 18, 2015, the Company entered into the lease agreement with Zhejiang Hailiang regarding Hailiang Educational Park. The term of the lease is for twenty years and the rental fee in the first year is RMB20.0 million (approximately $ 3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Zhejiang Hailiang. The lease covers the properties and facilities of Hailiang Educational Park with a total gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively. As a result, for the 2016 fiscal year, our total rental expenses increased to RMB25.4 million (approximately US$3.8 million). The terms of our leases are for twenty years. All of our current leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease. Under the leasing agreements, we can terminate the lease at any time without cause, provided we notify the lessor in writing three months in advance. The lessor may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days or use of the properties for illegal activities. To terminate the leases for other causes, the lessor would have to give us written notice one year in advance and obtain our consent to such termination. However, there is no assurance that the lessor will observe its obligations under these leasing agreements. As a result, at the end of each year or the term of the lease, we may fail to reach an agreement for a rental price or otherwise fail to continue to lease the properties. We may be forced to relocate the affected operations to a new location, which could involve substantial rent increases and material business interruption.

Leasehold improvement contracts

On November 13, 2014, Zhuji Private High School entered into three leasehold improvement contracts with Heng Zhong Da, a company affiliated with Hailiang Group, for outfitting services and related improvements for the student dormitories, classroom buildings, dining halls, administrative building, sports stadiums, welcoming center and school hospital of the Hailiang Educational Park. Under the contracts, Zhuji Private High School will pay a total contract consideration of approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the contracts, respectively) to Heng Zhong Da. The outfitting and improvements began on November 13, 2014 and were completed as of June 30, 2016. After a final inspection by Zhuji Private High School, the parties of the contracts fixed the final contract payment based on the actual costs incurred which were approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the contracts, respectively). During the year ended June 30, 2015, Zhuji Private High School made payments to Heng Zhong Da under the contracts in the aggregate amount of RMB268.0 million. During the year ended June 30, 2016, Zhuji Private High School made payments to Heng Zhong Da in the aggregate amount of RMB17.9 million(approximately US$2.7 million).

Purchase of organic food products

We purchased organic food products from Mingkanghui Health Food Group Co., Ltd., a company owned by Hailiang Group, amounting to nil, RMB15.8 million and RMB48.5 million (approximately US$7.3 million) during the years ended June 30, 2014, 2015 and 2016, respectively.

Lease arrangement with Zhejiang Hailiang

On November 18, 2015, the Company entered into the lease agreement with Zhejiang Hailiang regarding Hailiang Educational Park. The term of the lease is for twenty years and the rental fee in the first year is RMB20.0 million (approximately $3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Zhejiang Hailiang. The lease covers the properties and facilities of Hailiang Educational Park with a total gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.”

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

A. Offering and Listing Details.

Our ADSs are listed on the NASDAQ Global Market under the symbol “HLG.” Each ADS represents 16 of our ordinary shares. For the period from June 30, 2015 to 2016, the trading price of our ADSs on the NASDAQ Global Market has ranged from US$7.34 to US$12.50 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods specified.

	Sales Price (US$)
	High	Low
Annual High and Low
2016 (from July 1, 2015)	12.50	7.34
Quarterly High and Low
Third Quarter 2016	11.35	8.75
Fourth Quarter 2016 (through October 24, 2016)	8.65	8.23
Monthly High and Low
July 2016	9.01	8.10
August 2016	9.00	7.36
September 2016	8.48	7.65
October 2016 (through October 24, 2016)	8.65	8.23

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

Passive Foreign Investment Company

We are unable to determine whether we were a passive foreign investment company for U.S. federal income tax purposes, or a PFIC, for our taxable year ending on June 30, 2016. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. We have not been able to determine the fair market value of all of our assets on a quarterly basis with sufficient certainty to determine whether we were a PFIC for our taxable year ending on June 30, 2016. Additionally, we have a significant amount of cash, which is a passive asset, and consequently the determination of our PFIC status for our current taxable year ending on June 30, 2017 will depend primarily on the trading price of our ADSs and the rate at which we use our cash (including cash raised in our initial public offering) and other liquid assets to acquire non-passive assets during the remainder of the current taxable year. Accordingly, we cannot confirm that we will be treated as a PFIC for our current taxable year or for any future taxable year or that the IRS will not take a contrary position.

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

If we are a PFIC for any taxable year (which we are currently unable to determine) during which a United States Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries (including any entities treated as being owned by us for United States federal income tax purposes, such as Hailiang Investment and its subsidiaries) is also a PFIC, such United States Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. We are also unable to determine whether our subsidiaries will be PFICs for our taxable year ending on June 30, 2016. United States Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

In accordance with Rule 5250(d) of the NASDAQ Listing Rules, we will post this annual report on Form 20-F on our website www.hailiangschool.com . In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

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

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of June 30, 2016, we had U.S. dollar-denominated cash balances of US$17.9 million. Assuming we had converted the US$17.9 million into the Renminbi at the exchange rate of US$1.00 for RMB 6.6459 as of June 30, 2016, this cash balance would have been RMB118.7 million. Assuming a 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased by RMB1.2 million (approximately US$178.5 thousand).

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

We have historically made deposits with Hailiang Finance. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties—Deposits.” Hailiang Finance, a subsidiary of Hailiang Group, is a finance company that is licensed to provide intra-group financing arrangements within Hailiang Group subsidiaries and other related party companies. The establishment of Hailiang Finance was approved by the China Banking Regulatory Commission, or CBRC, as a non-banking financial institution to solely facilitate Hailiang Group’s internal financing transactions including issuing loans to and accepting cash deposits from its subsidiaries and other related party entities. Pursuant to the license issued by CBRC, Hailiang Finance is not permitted to make any loans or accept any deposits from any parties that are unrelated to Hailiang Group, except for inter-bank transactions with other unrelated commercial banks. Hailiang Group and Mr. Feng have provided a guarantee on our deposits with Hailiang Finance. Based on one recent PRC credit rating organization, Hailiang Group has been rated AA+ which indicates strong ability to make payments on debts as they become due. Management believes that the credit risk on our deposit is low considering Hailiang Group’s guarantee and credit rating. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September 2016, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2017 to be approximately RMB 650 million (approximately US$ 97.80 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. As of June 30, 2016, we had cash demand deposits of 171.7 million (approximately US$ 25.8 million) at Hailiang Finance which represented 56.6% of our consolidated current assets as of June 30, 2016.

As of June 30, 2016, prepayments to suppliers mainly represented the down payments made to certain vendors for the purchase of equipment and leasehold improvements. We did not have any prepayments that were past due but not impaired as of June 30, 2016.

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

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	June 30, 2016
Non-derivative financial instruments	Carrying amount		Contractual cash flows		1 year or less
Trade and other payables	RMB	170,314	RMB	170,314	RMB	170,314
	(US$	25,627)	(US$	25,627)	(US$	25,627)

Interest Rate Risk

The interest rates of cash held in bank and deposits placed with Hailiang Finance ranged from 0.35% to 2.75% per annum for the years ended June 30, 2015 and 2016. We do not have any financial assets that were designated at fair value through profit or loss. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.0%, and 1.44% in 2013, 2014, and 2015, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended June 30, 2016, we did not receive any payment from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.

Part II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

None.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2016. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of June 30, 2016 were not effective due to the material weaknesses disclosed below in “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of October 20. 2016. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of June 30, 2016 due to a material weakness set forth below.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Internal Control Over Financial Reporting

Our remedial measures as disclosed in the Fiscal 2015 Form 20-F on October 28, 2015 have not been fully implemented. We believe the material weakness related to lack of sufficient control as to Audit Committee’s approval of related party transactions has been remedied. However, the material weakness of insufficient resources for financial information processing and reporting and lack of appropriate IFRS knowledge, as previously identified and disclosed in the Fiscal 2015 Form 20-F has not been remediated as of June 30, 2016.

The material weakness identified related to insufficient resources for financial information processing and reporting and lack of appropriate IFRS knowledge. Following the identification of the material weakness, we (i) have been preparing to hire additional accounting personnel with experience in IFRS and SEC reporting requirements, (ii) have provided more regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics, (iii) began developing a comprehensive manual with detailed guidance on accounting policies and procedures as well as procedures for maintenance and retention of accounting and financial records, and (iv) began developing a more advanced information technology system to monitor our financial transactions.

Because we are in the process of implementing such remediation measures, management concluded that there still were material weaknesses as of June 30, 2016 related to the insufficient resources for financial information processing and reporting and lack of appropriate IFRS knowledge. In the fiscal year ended June 30, 2017, we will continue to implement additional measures to remediate the existing material weakness as discussed above. However, we cannot assure you that we will be able to remediate the material weakness as discussed above, or that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to employ significant resources to maintain a financial reporting system that satisfies our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

We will continue to implement the necessary procedures and policies, including those outlined above, to improve our internal control over financial reporting and remedy any control deficiencies identified as we prepare for our initial Section 404 reporting requirement under the Sarbanes-Oxley Act which will take place in the fiscal year ended June 30, 2017.

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

Mr. Ken He qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. He, and Mr. Xiaohua Gu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer and chief financial officer. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-201263) filed with the SEC on December 24, 2014 and posted the code on our website http: www.hailiangschool.com . We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	For the year ended June 30,
	2015		2016
	(In thousand)
Audit fee	RMB	3,090	RMB	2,393	US$	360

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, as well as the services in connection with our initial public offering in 2015.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

A. Dismissal of KPMG Huazhen LLP (“KPMG”)

KPMG was previously the principal accountants for the Company. On June 27, 2016, KPMG was dismissed as the principal accountants of the Company effective immediately, which was approved by the Company’s board and audit committee.

During the two fiscal years ended June 30, 2015, and the subsequent interim period through June 27, 2016, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as that term is defined in Item 304(a)(1)(v) of Regulation S-K, except that KPMG advised the Company of the material weaknesses relating to (i) lack of sufficient control as to the board or management approval on related party transactions and (ii) insufficient resources for financial information processing and reporting and lack of appropriate IFRS knowledge.

The audit report of KPMG on the consolidated financial statements of the Company and subsidiaries as of and for the years ended June 30, 2015 and 2014 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that an explanatory paragraph was added to emphasize that the Company entered into significant transactions with related parties.

We provided a copy of the foregoing disclosure to KPMG and requested KPMG furnish a letter addressed to the SEC stating whether or not KPMG agreed with such disclosure. A copy of the letter from KPMG addressed to the SEC, dated October 26, 2016, was filed as Exhibit 16.1 hereto.

B. Appointment of Marcum Bernstein & Pinchuk LLP (“Marcum BP”)

The Company appointed Marcum BP as principal accountants on June 27, 2016 as the Company’s new independent auditor for the fiscal year ending June 30, 2016. The appointment was approved by the Company’s audit committee.

During the two fiscal years ended June 30, 2015 and 2014 and the subsequent interim period through June 27, 2016, neither we nor anyone on our behalf consulted Marcum BP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided us that Marcum BP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement with Marcum BP or a reportable event.

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

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Global Market corporate governance listing standards.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Hailiang Education Group Inc. and its subsidiaries are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit number	Description of document

1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

1.2	Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.1	Form of the Registrant’s American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American depositary shares (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on March 20, 2015)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.3	English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Investment, dated December 31, 2013 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.4	English translation of Call Option Agreement among Hailiang Consulting, Hailiang Investment and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.5	English translation of Power of Attorney from Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.6	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Hailiang Investment’s affiliates and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.7	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Hailiang Foreign Language School, dated June 30, 2009 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

Exhibit number	Description of document

4.8	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2005 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.9	English translation of Supplemental Agreement to Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2012 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.10	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Tianma Experimental School, dated June 30, 2009 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.11	English translation of Property Lease Cooperation Agreement among Zhejiang Hailiang Education Group Ltd., Zhuji Private High School. Hailiang Group and Mr. Feng, dated November 13, 2014 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.12	English translation of Decoration and Renovation Project Execution Contract between Zhuji Private High School and Heng Zhong Da Construction Limited Company, dated November 13, 2014 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.13	English translation of Guarantee Letter made by Hailiang Group, dated September 29, 2014 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.14	English translation of Guarantee Letter made by Mr. Feng dated September 29, 2014 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.15	Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 2, 2015 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on June 2, 2015)

8.1*	Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1*	Letter from KPMG Huazhen LLP dated October 26, 2016

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hailiang Education Group Inc.

By:	/s/ Ming Wang
	Name:	Ming Wang
	Title:	Chairman and Chief Executive Officer

Date: October 26, 2016

EXHIBIT INDEX

1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

1.2	Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.1	Form of the Registrant’s American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American depositary shares (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on March 20, 2015)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.3	English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Investment, dated December 31, 2013 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.4	English translation of Call Option Agreement among Hailiang Consulting, Hailiang Investment and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.5	English translation of Power of Attorney from Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.6	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Hailiang Investment’s affiliates and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.7	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Hailiang Foreign Language School, dated June 30, 2009 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.8	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2005 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.9	English translation of Supplemental Agreement to Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2012 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.10	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Tianma Experimental School, dated June 30, 2009 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.11	English translation of Property Lease Cooperation Agreement among Zhejiang Hailiang Education Group Ltd., Zhuji Private High School. Hailiang Group and Mr. Feng, dated November 13, 2014 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.12	English translation of Decoration and Renovation Project Execution Contract between Zhuji Private High School and Heng Zhong Da Construction Limited Company, dated November 13, 2014 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.13	English translation of Guarantee Letter made by Hailiang Group, dated September 29, 2014 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.14	English translation of Guarantee Letter made by Mr. Feng dated September 29, 2014 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.15	Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 2, 2015 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on June 2, 2015)

8.1*	Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1*	Letter from KPMG Huazhen LLP dated October 26, 2016

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the

Board of Directors and Shareholders of

Hailiang Education Group Inc.

We have audited the accompanying consolidated statement of financial position of Hailiang Education Group Inc. (the “Company”) as of June 30, 2016, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company, as of June 30, 2016, and the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York, New York

October 26, 2016

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York 10001 • Phone 646.442.4845 • Fax 646.349.5200 • marcumbp.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hailiang Education Group Inc.:

We have audited the accompanying consolidated statement of financial position of Hailiang Education Group Inc. and subsidiaries (the “Company”) as of June 30, 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended June 30, 2014 and 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hailiang Education Group Inc. and subsidiaries as of June 30, 2015, and the results of their operations and their cash flows for the years ended June 30, 2014 and 2015, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

As described in Note 18, the Company entered into significant transactions with related parties during the years ended June 30, 2014 and 2015.

/s/ KPMG Huazhen LLP

Shanghai, China

October 28, 2015

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016

(Amounts in thousands except per share data)

	Note	2014 RMB	2015 RMB	2016 RMB
Revenue		462,754	514,787	654,060
Cost of revenue	6(ii)	(299,683)	(334,528)	(491,356)

Gross profit		163,071	180,259	162,704
Other income	4	1,792	2,460	1,756
Selling expenses	6(ii)	(15,635)	(15,540)	(16,753)
Administrative expenses	6(ii)	(28,622)	(33,334)	(43,741)
Disposal loss of leasehold improvement	9	—	—	(10,286)

Operating profit		120,606	133,845	93,680
Net finance income	6(i)	20,066	7,149	5,752

Profit before tax		140,672	140,994	99,432
Income tax expense	7	—	—	—

Profit		140,672	140,994	99,432

Other comprehensive income		—	29	8,437

Total comprehensive income		140,672	141,023	107,869

Earnings per share
Basic and diluted earnings per share	8	0.39	0.39	0.24

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015 AND 2016

(Amounts in thousands)

	Note	2015 RMB	2016 RMB
Assets
Property and equipment, net	9	181,677	740,375
Intangible assets and goodwill, net	10	81,209	80,261
Prepayments to third party suppliers	11	29,905	8,749
Prepayments to a related party supplier	18(a)(vi)	268,000	—

Non-current assets		560,791	829,385

Other receivables due from related parties	18(a)(ii)(viii)	224	11,570
Other current assets	12	3,122	996
Term deposits held at a related party finance entity	18(a)(iii)	60,000	—
Cash and cash equivalents	13/18(a)(iii)	233,379	291,011

Current assets		296,725	303,577

Total assets		857,516	1,132,962

Shareholder’s Equity
Share capital	15	239	267
Share premium	15	18,628	134,584
Contributed capital	15	225,895	225,895
Translation reserve	15	47	8,484
Retained earnings		453,006	552,438

Total equity		697,815	921,668

Liabilities
Trade and other payables due to third parties	16	89,595	117,403
Other payables due to related parties	16/18(i)(iv)(vi) (vii)(viii)	28,637	52,911
Deferred revenue		41,469	40,980

Current liabilities		159,701	211,294

Total liabilities		159,701	211,294

Total equity and liabilities		857,516	1,132,962

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016

(Amounts in thousands)

	Share	Share	Contributed	Translation	Retained	Total
	capital	premium	capital	reserve	earnings	equity
	RMB	RMB	RMB	RMB	RMB	RMB
	Note 15	Note 15	Note 15	Note 15
Balance at June 30, 2013	239	18,628	225,895	18	171,340	416,120

Profit	—	—	—	—	140,672	140,672
Other comprehensive income	—	—	—	—	—	—

Total comprehensive income	—	—	—	—	140,672	140,672
Balance at June 30, 2014	239	18,628	225,895	18	312,012	556,792

Total comprehensive income
Profit	—	—	—	—	140,994	140,994
Other comprehensive income	—	—	—	29	—	29

Total comprehensive income	—	—	—	29	140,994	141,023
Balance at June 30, 2015	239	18,628	225,895	47	453,006	697,815

Total comprehensive income
Profit	—	—	—	—	99,432	99,432
Other comprehensive income	—	—	—	8,437	—	8,437

Total comprehensive income	—	—	—	8,437	99,432	107,869
Initial public offering (“IPO”)	28	122,341	—	—	—	122,369
Shares issuance cost	—	(9,551)	—	—	—	(9,551)
Share based payment (Note 14)	—	3,166	—	—	—	3,166

Balance at June 30, 2016	267	134,584	225,895	8,484	552,438	921,668

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016

(Amounts in thousands)

		2014	2015	2016
	Note	RMB	RMB	RMB
Cash flows from operating activities
Profit for the year		140,672	140,994	99,432
Adjustments for:
Depreciation	6(ii)	22,532	24,462	65,038
Disposal loss of leasehold improvement		—	—	10,286
(Gain)/loss on sale of other property and equipment		(14)	124	(157)
Amortization of intangible assets	6(ii)	2,517	1,725	948
Share based payment		—	—	1,459
Net foreign exchange (gain)/loss		86	75	(1,049)
Interest income		(20,152)	(7,234)	(4,906)

		145,641	160,146	171,051
Change in other current assets		14	(77)	2,126
Change in prepayment to third party suppliers		—	—	(4,424)
Change in trade and other payables due to third parties		2,182	41,478	21,789
Change in amount due to related parties		2,103	23,444	26,136
Change in deferred revenue		(548)	11,141	(489)

Net cash from operating activities		149,392	236,132	216,189

Cash flows from investing activities
Interest received		32,899	8,267	3,265
Proceeds from sale of property and equipment		19	668	762
Purchase of property and equipment		(8,801)	(115,583)	(346,595)
Payments made to a related party supplier	18(a)(vi)	—	(268,000)	—
Prepayments made to third party for property and equipment		—	(29,905)	—
Advances made to a related party	18(a)(i)	(3,769)	(10,114)	—
Repayment of advances made to a related party	18(a)(i)	4,436	10,021	—
Term deposits placed with a related party finance entity	18(a)(iii)	(640,000)	(1,051,173)	(1,212,430)
Maturity of term deposits placed with a related party finance entity	18(a)(iii)	220,000	1,411,173	1,272,430
Purchase of financial product from bank		—	(858,000)	—
Maturity of financial product from bank		—	858,000	—
Loans made to a related party	18(a)(ii)	(600,000)	—	—
Repayment of loans made to a related party	18(a)(ii)	861,500	—	—

Net cash used in investing activities		(133,716)	(44,646)	(282,568)

Cash flows from financing activities
Advances from a related party		—	238	—
Proceeds from issue of ordinary shares		—	—	122,369
Payment of new shares issuance cost		—	(238)	(7,844)

Net cash from financing activities		—	—	114,525

Net increase in cash and cash equivalent		15,676	191,486	48,146
Cash and cash equivalents at beginning of the year		26,403	42,003	233,379
Effect of movements in exchange rates on cash held		(76)	(110)	9,486

Cash and cash equivalents at the end of the year		42,003	233,379	291,011

Non cash transaction:
Share based payment		—	—	3,166

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS)

1	Reporting entity and organization

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

The consolidated financial statements of the Company as of June 30, 2015 and 2016 and for each of the years in the three-year period ended June 30, 2016 comprise the Company, its subsidiaries and consolidated affiliated entities (together referred to as the “Group”). As of June 30, 2016, the Company’s subsidiaries and consolidated affiliated entities are as follows:

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

The consolidated financial statements of the Company as of June 30, 2015 and 2016 and for each of the years in the three-year period ended June 30, 2016 comprise the accounts of the Company, its subsidiaries and consolidated affiliated entities. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Company’s board of directors on October 26, 2016.

(b)	Basis of presentation

Foreign Language was established in 1995 by way of a 100% registered capital contribution from Mr. Feng. Private High was established in 2001 by Mr. Feng and Mr. Zhanghuan Meng (“Mr. Meng”), each contributing 60% and 40% of the registered capital, respectively. In July 2009, Mr. Feng and Mr. Meng purchased 80% and 20% equity interests in Tianma Experimental, respectively from Zhejiang Tianma Education Enterprise Co., Ltd., a third party. In November 2011, Mr. Feng purchased all the remaining equity interests in Private High and Tianma Experimental held by Mr. Meng (see Note 15(a)(iv)) and became the sole sponsor. As the sole sponsor, Mr. Feng owned 100% registered capital equity interest in each of the Three Schools since December 31, 2011.

To facilitate an initial public offering (“IPO”) in an overseas market, a series of reorganization activities and transactions (the “Reorganization”) were entered as follows:

•	On April 7, 2011, the Company was incorporated by Mr. Feng in the Cayman Islands with an authorized share capital, of 360,000,000 ordinary shares of $0.0001 each. The Company issued 360,000,000 ordinary shares to Mr. Feng for nil consideration on the date of incorporation.

•	In April 2011, Hailiang HK was incorporated by Mr. Feng with capital contribution of Hong Kong dollar (“HKD”) 10 (Renminbi yuan (“RMB”) equivalent 9). On January 3, 2012, Mr. Feng transferred his equity interests in Hailiang HK to the Company for nil consideration.

•	On December 7, 2011, Hailiang Consulting was incorporated in the PRC as a wholly-owned subsidiary of Hailiang HK.

•	In December 2011, Mr. Feng transferred all his shares in the Company into four holding companies, each wholly owned by Mr. Feng, namely Jet Victory International Limited (“Jet Victory”), Brilliant One Development Limited (“Brilliant One”), Gain Success Group Limited (“Gain Success”) and Fame Best International Limited (“Fame Best”).

•	On April 10, 2012, Hailiang Investment was incorporated by Mr. Feng with a capital contribution of RMB 139,980.

•	On April 12, 2012, Mr. Feng transferred 100% registered capital equity interest in each of the Three Schools to Hailiang Investment for cash consideration of RMB 139,800. As of June 30, 2015 and 2016, Hailiang Investment holds 100% equity interests in each of the Three Schools.

•	On December 31, 2013, Hailiang Consulting entered into a series of contractual arrangements (“Contractual Agreements”) with Hailiang Investment and the Three Schools (collectively, the “Affiliated Entities”) and Mr. Feng. The contractual arrangements include Power of Attorney, Call Option Agreement, Equity Pledge Agreement, and Consulting Services Agreement.

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

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the consolidation of the Affiliated Entities, the useful lives and the recoverability of the carrying amounts of property and equipment and intangible assets (including goodwill), the collectability of other receivables and term deposits placed with a related party finance entity, and the assessment of contingent liabilities and income tax. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

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

Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 2(c), risks and uncertainties (the enforceability of the Contractual Agreements)

•	Note 7, income tax

•	Note 10, intangible assets and goodwill

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

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about assumptions made in measuring fair values is included in the following notes:

•	Note 10, intangible assets and goodwill

•	Note 17(d), fair value

3	Significant accounting policies

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

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not re-measured and settlement is accounted for within equity. Otherwise, other contingent consideration is re-measured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

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

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into RMB at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into RMB at the exchange rates at the dates of the transactions.

Foreign currency differences are recognised in other comprehensive income and accumulated in the translation reserve, except to the extent that the translation difference is allocated to non-controlling interests.

(c)	Financial instruments

The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

The Group classifies non-derivative financial liabilities into the following categories: financial liabilities at fair value through profit or loss and other financial liabilities.

(i)	Non-derivative financial assets and financial liabilities – Recognition and de-recognition

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

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

(ii)	Non-derivative financial assets – Measurement

A financial asset is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognised in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, including any interest or dividend income, are recognised in profit or loss.

Held-to-maturity financial assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method.

Loans and receivables are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method.

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

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate. .

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

Amortization of intangible assets with finite useful lives is recognized in profit or loss on a straight-line method to reflect the expected departure rate over the remaining useful life of the asset, other than goodwill, from the date that they are available for use. The estimated useful lives of student relationships are 1~15 years.

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

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units (“CGU“s). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

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

(g)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand and cash equivalents with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

(h)	Term Deposit

Term deposits comprise highly liquid investments with original maturities of greater than three months, but less than twelve months.

(i)	Employee benefits

(i)	Defined contribution plan

Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees. Pursuant to the relevant labor rules and regulations in the PRC, the Group participates in defined contribution schemes (the “Schemes”) organized by the relevant local government authorities for its eligible employees whereby the Group is required to make contributions to the Schemes at 34.4% to 41.4% of the standard salary base announced annually by the local government authorities.

The Group has no other material obligation for payment of benefits associated with those schemes beyond the annual contributions described above.

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

(j)	Provisions and contingent liabilities

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

(k)	Revenue

The Group’s revenue is principally derived from the rendering of boarding school education services to students. The Group offers basic educational and international programs at the primary school, middle school and high school grades. The basic educational program provides curricula and coursework mandated by the PRC government. The international program provides students the opportunity to both earn their PRC school diplomas and prepare for admissions tests for overseas educational institutions.

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

(l)	Government grants

Government grants are recognized in the statements of profit or loss and other comprehensive income when the grants are unconditional and become receivable. Grants that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same periods in which the expenses are incurred.

(m)	Lease payments

Payments made under operating lease are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expenses over the term of the lease.

(n)	Finance income and finance costs

Finance income comprises interest income. Interest income is recognized as it accrues in profit or loss.

Finance costs comprise interest expense on borrowings. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss.

Foreign currency gains and losses are reported on a net basis as either finance income or finance expense depending on whether foreign currency changes are in a net gain or net loss position.

(o)	Income tax expense

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

(p)	Education development reserve

Each of the Three Schools is required to appropriate 25% of its after-tax profits to a non-distributable education development reserve for the construction or maintenance of the school or procurement or upgrading of educational equipment. In accordance with the Law of Promoting Private Education, this reserve can only be used for school construction, maintenance and upgrade of education equipment. The statutory reserves are restricted net assets of the Three Schools which are un-distributable to the Company in the form of dividends or loans. The education development reserve as of June 30, 2015 and 2016 was RMB 195,011 and RMB 223,409, respectively, recorded in retained earnings.

(q)	Earnings per share

Basic earnings per share (“basic EPS”) is calculated by dividing the profit by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share (“diluted EPS”) presents the dilutive effect on a per share basis of potential ordinary shares (e.g. warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later.

(r)	Related parties

For the purposes of these consolidated financial statements, a person or entity is considered to be related to the Group if:

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group.

(ii)	has significant influence over the Group; or of a parent of the Group.

(iii)	is a member of the key management personnel of the Group or of a parent of the Group.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	the entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the other).

(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of the Group of which the other entity is a member).

(iii)	both entities are joint ventures of the same third party.

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	the entity is controlled or jointly controlled by a person identified in (a).

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(s)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resources and assess performance of the segment. For the years ended June 30, 2014, 2015 and 2016, the Group’s chief operating decision maker was Mr. Feng, the executive director and general manager of the Company, who reviewed the financial information of the private K-12 education business carried out by the Group on a consolidated basis. Therefore, the Group has one operating segment, which is the provision of private K-12 educational services. The Group’s operations are located in the PRC.

(t)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended June 30, 2016

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended June 30, 2016 and which have not been adopted in these consolidated financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Annual improvements to IFRSs 2012-2014 cycle-various standards	July 1, 2016
Amendments to IAS 16 and IAS 38, clarification of acceptable methods of depreciation and amortization	July 1, 2016
Amendments to IAS 27, Equity method in separate financial statements	July 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 9, Financial instruments	July 1, 2018
IFRS 16, Leases	January 1, 2019

For those amendments effective beginning on/after July 1, 2016, the Group will adopt it when they become effective. For those new standards with effective date beginning on/after January 1, 2018, the Group is in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

4	Other income

	2014	2015	2016
	RMB	RMB	RMB
Unconditional government grants	1,157	1,241	1,434
Others	635	1,219	322

	1,792	2,460	1,756

Others mainly include forfeiture of deposits from students. Prior to admission, new students are required to pay a deposit. The deposit is not refundable unless the student cannot be enrolled due to restriction imposed by the regulatory authority pursuant to applicable laws and regulations. Upon the student’s enrolment, the deposit is applied towards the tuition fee payment.

5	Employee benefit expenses

	2014	2015	2016
	RMB	RMB	RMB
Wages and salaries	151,659	171,325	230,516
Contributions to defined contribution plans	17,586	21,267	27,038

	169,245	192,592	257,554

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

6	Profit before tax

(i)	Net finance income

	2014	2015	2016
	RMB	RMB	RMB
Interest income	20,152	7,234	4,906
Net foreign exchange gain/(loss)	(86)	(75)	1,049
Other expenses	—	(10)	(203)

Net finance income	20,066	7,149	5,752

Interest income was mainly generated from loans made to related parties (Note 18(a)(ii)) and deposits placed with a related party finance entity (Note 18(a)(iii)).

(ii)	Expenses by nature

	2014	2015	2016
	RMB	RMB	RMB
Employee benefit expenses (Note 5)	169,245	192,592	257,554
Students related cost	68,111	76,500	100,633
Transportation	23,145	22,342	24,729
Marketing and promotion	13,118	13,815	15,806
Depreciation	22,532	24,462	65,038
Utilities	11,407	11,577	19,652
Amortization of intangible assets	2,517	1,725	948
Professional service fees	5,974	10,764	9,664
Operating lease charges	9,760	9,759	25,592
Share based payment	—	—	1,459
Others	18,131	19,866	30,775

Total cost of sales, selling expenses and administrative expenses	343,940	383,402	551,850

Students related costs are mainly comprised of costs for text books, uniforms, dining services and living accommodations.

(iii)	Depreciation and amortization

	2014	2015	2016
	RMB	RMB	RMB
Included in cost of sales
Depreciation	22,532	24,462	65,038
Included in selling expenses
Amortization	2,517	1,725	948

7	Income tax expenses

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

Based on a confirmation from the local tax authorities, the local tax authorities have agreed to apply the corporate income tax exemption treatment to each of the Three Schools for the years ended June 30, 2014, 2015 and 2016. As a result, no income tax expense was recognized for the years ended June 30, 2014, 2015 and 2016. The Company’s PRC counsel has confirmed that this tax exemption is not contrary to PRC tax laws.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to their offshore parent entities, would be subject to 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between PRC and Hong Kong. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to the offshore parent entities located in Hong Kong, would be subject to 5% withholding tax rather than statutory rate of 10% provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. The Company has not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB 494,044 and RMB 607,633 as of June 30, 2015 and 2016, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. During the years ended June 30, 2014, 2015 and 2016, the Company did not carry out any substantial business operations and therefore was not subject to PRC taxes.

8	Earnings per share

The calculation of basic EPS has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

The calculation of diluted EPS has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.

(i)	Profit attributable to ordinary shareholders

	2014	2015	2016
	RMB	RMB	RMB
Profit attributable to ordinary shareholders (basic and diluted)	140,672	140,994	99,432

(ii)	Weighted-average number of ordinary shares

	2014	2015	2016
Weighted average number of ordinary shares for basic EPS	365,000,000	365,000,000	410,439,562
Effects of dilution from Warrants	—	—	12,144
Weighted average number of ordinary shares adjusted for the effect of dilution	365,000,000	365,000,000	410,451,706

(iii)	Earnings per share

	2014	2015	2016
Basic and diluted earnings per share	0.39	0.39	0.24

On December 23, 2014, a share split was authorized by the board of director and became effective on the same day, following which each of the Company’s previously issued ordinary shares were subdivided into ten ordinary shares. All share and per share data have been restated to reflect this share split.

9	Property and equipment

	Motor vehicles	Furniture, fixtures and other equipment	Leasehold improvement	Construction in progress	Total
	RMB	RMB	RMB	RMB	RMB
Cost
Balance at July 1, 2013	13,952	26,335	177,562	5	217,854
Additions	—	5,410	2,785	606	8,801
Transferred from construction in progress	—	—	377	(377)	—
Disposals	—	(131)	—	—	(131)

Balance at June 30, 2014	13,952	31,614	180,724	234	226,524

Additions	13,425	3,048	1,926	97,184	115,583
Transferred from construction in progress	—	—	234	(234)	—
Disposals	(8,269)	(2,344)	—	—	(10,613)

Balance at June 30, 2015	19,108	32,318	182,884	97,184	331,494

Additions	828	75,039	—	558,760	634,627
Transferred from construction in progress	—	59,609	524,857	(584,466)	—
Disposals	(1,885)	(699)	(78,494)	—	(81,078)

Balance at June 30, 2016	18,051	166,267	629,247	71,478	885,043

Accumulated depreciation
Balance at July 1, 2013	(9,265)	(16,888)	(86,607)	—	(112,760)
Depreciation for the year	(1,026)	(3,259)	(18,247)	—	(22,532)
Disposals	—	116	—	—	116

Balance at June 30, 2014	(10,291)	(20,031)	(104,854)	—	(135,176)

Depreciation for the year	(2,957)	(3,231)	(18,274)	—	(24,462)
Disposals	7,711	2,110	—	—	9,821

Balance at June 30, 2015	(5,537)	(21,152)	(123,128)	—	(149,817)

Depreciation for the year	(3,714)	(19,799)	(41,525)	—	(65,038)
Disposals	1,470	509	68,208	—	70,187

Balance at June 30, 2016	(7,781)	(40,442)	(96,445)	—	(144,668)

Net book value

At June 30, 2015	13,571	11,166	59,756	97,184	181,677

At June 30, 2016	10,270	125,825	532,802	71,478	740,375

In September 2015, Foreign Language and selected programs from Tianma Experimental and Private High relocated to the newly constructed Hailiang Education Park. Tianma Experimental’s and Private High’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2016, the Group has ceased the lease of original campus site of Foreign Language, therefore, the leasehold improvement of the original campus of Foreign Language was written off, and the net book value of RMB 10,286 was recognized as disposal loss of leasehold improvement in the statement of profit or loss and other comprehensive income.

10	Intangible assets and goodwill

	Goodwill	Student relationship	Trademark	Total
	RMB	RMB	RMB	RMB
Cost
Balance at July 1, 2013, June 30, 2014, 2015 and 2016	62,046	45,037	16,540	123,623

Accumulated Amortization
Balance at July 1, 2013	—	(38,172)	—	(38,172)
Amortization for the year	—	(2,517)	—	(2,517)

Balance at June 30, 2014	—	(40,689)	—	(40,689)

Amortization for the year	—	(1,725)	—	(1,725)

Balance at June 30, 2015	—	(42,414)	—	(42,414)

Amortization for the year	—	(948)	—	(948)

Balance at June 30, 2016	—	(43,362)	—	(43,362)

Net book value

At June 30, 2015	62,046	2,623	16,540	81,209

At June 30, 2016	62,046	1,675	16,540	80,261

Intangible assets and goodwill arose from the acquisition of Tianma Experimental on July 1, 2009. The goodwill recognized on the acquisition is mainly attributable to the synergies expected to be achieved from integrating Tianma Experimental into the Group’s existing business.

Student relationship

The amortization of student relationship is included in “selling expenses”. No impairment loss of the student relationship intangible asset was recognized in the statements of profit or loss and other comprehensive income for the years ended June 30, 2014, 2015 and 2016.

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

	2015	2016
	RMB	RMB
Goodwill	62,046	62,046
Trademark	16,540	16,540

Total	78,586	78,586

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

In percent	2014	2015	2016
Discount rate	24%	24%	24%
Terminal value growth rate	3%	3%	3%

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

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2014, 2015 and 2016 respectively.

The recoverable amount of trademark is determined using the relief from royalty method, which was based on post-tax cash flow projections for 5 years based on financial budgets approved by management, including royalty rate of 3% (2015 and 2014: 3%), terminal growth rate of 3% (2015 and 2014: 3%) and the applicable discount rate of 24% (2015 and 2014: 24%). Management determined the expected growth rates and the operating results based on the past performance and its expectations in relation to market developments. The discount rate used is post-tax and reflects specific risks relating to the Company.

Based on management’s assessment results, there was no impairment of goodwill and trademark as at June 30, 2014, 2015 and 2016 and no reasonable change to the assumptions would lead to an impairment charge.

11	Prepayments to third party suppliers

	2015	2016
	RMB	RMB
Prepayments to third party suppliers	29,905	8,749

The amount mainly represents the down payments made to certain third party vendors for the purchase of equipment and leasehold improvements.

12	Other current assets

	2015	2016
	RMB	RMB
Deferred IPO costs	1,665	—
Other receivables due from third parties	1,457	996

Total	3,122	996

Deferred IPO costs represented costs directly attributable to issuing new shares in connection with the IPO of the Company. Deferred IPO costs were charged to share premium in equity upon the completion of the IPO.

13	Cash and cash equivalents

	2015 RMB	2016 RMB
Cash in hand	43	15
Cash at bank	143,339	119,283
Cash held at a related party finance entity	89,997	171,713

Total	233,379	291,011

Cash at bank consists of demand deposit and call deposits with term less than one month, and is held by third party financial institutions located in the PRC (including Hong Kong). Cash held at a related party finance entity represents cash demand deposits and 7-day call deposits held at Hailiang Finance Co., Ltd. (“Hailiang Finance”) (see Note 18(a)(iii)).

14	Share-based payment

In conjunction with the IPO financing completed in July 2015, the Company agreed to issue to Network 1 Financial Securities, Inc. (“the Underwriter”) and its designees a warrant for the purchase of 142,900 ADSs, equal to 5% of the aggregate number of ADSs sold in the IPO. The Underwriter’s warrant shall be exercisable, in whole or in part, during a period commencing on a date that is six months after the closing of the Company’s IPO, which is January 6, 2016, and expiring on the three-year anniversary of the closing of the Company’s IPO at an initial exercise price per ADS of USD 8.75, which is equal to 125% of the IPO price of the ADSs. The fair value of the warrant provided by an independent appraiser was (US $279) approximately RMB 1,707, which was charged to share premium. As of June 30, 2016, none of the warrants was exercised. The fair value of these warrants was estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

Issuance Date
Expected volatility	50.96%
Risk-free interest rate	0.96%
Expected dividend	—
Expected life of the warrant	3 years
Fair value of conversion share	US$7.0

On September 14, 2015, the Company entered into a Business Consulting Service Agreement with a consultant which provided the Company such as advice, consultation, information and service that is consistent with the expertise of the consultant. In conjunction, the Company agreed to pay and deliver to the consultant and its designees or nominees 480,000 ordinary shares, par value USD0.0001 per share, of the Company, with restricted period of 6 months. The fair value of the restricted shares provided by an independent appraiser was (US $229) approximately RMB 1,459, which was charged to share capital and share premium. The fair value of these restricted was estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

Issuance Date
Expected volatility	55.56%
Risk-free interest rate	0.293%
Expected dividend	—
Expected life of the restricted shares	0.5 year
Hypothetical fair value of conversion share	US$1.0

15	Capital and reserve

(a)	Share capital and share premium

	2014	2015	2016
At June 30 par value USD0.0001
-authorized	365,000,000	1,000,000,000	1,000,000,000

-issued	365,000,000	365,000,000	411,208,000

All ordinary shares rank equally.

(i)	Ordinary shares

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

In July, 2015, the Company completed an IPO in the US market, in which the Company issued 2,858,000 American depositary shares, or ADSs (equal to 45,728,000 ordinary shares), at a public offering price of US$ 7 per ADS. Each ADS represents 16 ordinary shares, par value USD 0.0001 per share.

In September, 2015, the Company granted 480,000 restricted shares to a consultant as a consideration for its service rendered. Per valuation of the restricted shares, the fair value of 480,000 shares is USD229 (RMB equivalent 1,459).

(ii)	Share premium

Share premium relates to the following issuances of the Company’s ordinary shares:

(1)	Share deficit of RMB 236 for ordinary shares issued by the Company to Mr. Feng for nil consideration upon the Company’s incorporation in 2011.

(2)	The capital contributed by Maxida in excess of the par value of the ordinary shares issued in the private placement of RMB 18,864 in 2012.

(3)	The gross proceeds of RMB 122,369 received from IPO deducting the issuance cost of RMB 9,551 and par value of ordinary shares issued to public of RMB 28, with net proceed of RMB112,790 in July, 2015.

(4)	The fair value of warrant issues to the Underwriter of RMB 1,707 upon completion of IPO.

(5)	The fair value of restricted shares issued to consultant in September, 2015, in excess of par value of ordinary issued of RMB 1,459.

(iii)	Contributed capital

Contributed capital represented the following capital transactions with the Company’s shareholders:

(i)	The contributions of the registered capital of 100% of Foreign Language and 60% of Private High made by Mr. Feng totaling RMB 82,800.

(ii)	The consideration of RMB 110,000 made by Mr. Feng for the acquisition of 80% equity interest in Tianma Experimental.

(iii)	The share capital of HKD 10 (RMB equivalent 9) contributed by Mr. Feng upon incorporation of Hailiang HK.

(iv)	RMB 32,906 arising from acquisition of non-controlling interests. In November 2011, Mr. Feng acquired 40% registered capital equity interest in Private High and 20% registered capital equity interest in Tianma Experimental from Mr. Meng, the non-controlling shareholder of both schools for cash considerations of RMB 35,000 and RMB 6,000, respectively. Upon the acquisitions, Mr. Feng became the sole sponsor of Private High and Tianma Experimental and owned 100% registered capital equity interest in each of the two schools. The non-controlling interests’ proportionate shares of the net identifiable assets of Private High and Tianma Experimental on the date of the acquisitions were RMB 28,790 and RMB 4,116, respectively. The aggregate cash consideration of RMB 41,000 paid by Mr. Feng for the acquisitions was recorded in contributed capital. The difference between the cash consideration paid of RMB 41,000 and the total carrying amount of the non-controlling interests of RMB 32,906, which amounted to RMB 8,094, was charge to deduct contributed capital within equity.

(v)	The capital contributions of RMB 139,980 paid by Mr. Feng upon incorporation of Hailiang Investment.

(vi)	Cash consideration of RMB 139,800 paid to Mr. Feng for the transfer of 100% registered capital equity interest in each of the Three Schools.

(b)	Translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Company’s subsidiaries into the presentation currency.

16	Trade and other payables

	2015	2016
	RMB	RMB
Trade payable	38,437	44,456
Accrued payroll	27,739	32,164
Amount due to third parties	23,419	40,783

Trade and other payables	89,595	117,403
Amount due to related parties (Note 18(a)(i)(iv)(vi)(vii)(viii))	28,637	52,911

Total	118,232	170,314

As of June 30, 2016, the amount due to third parties mainly comprise of accrued service balance such as professional, summer campus travel agent, bus transportation, books material, etc, and deposit collected from student for miscellaneous consumption in the campus, as well as quality guarantee deposit received from leasehold improvement service vendor.

The Group’s exposure to liquidity risk related to trade and other payables is disclosed in Note 17.

17	Financial risk management and fair values

The Group has exposure to the following risks from financial instruments:

•	credit risk

•	liquidity risk

•	market rate risk

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

Cash placed with a related party finance entity

As a June 30, 2016, the Group had cash of RMB 171,713 at Hailiang Finance, which represented 57% of the Group’s consolidated current assets as of June 30, 2016.

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

In September 2014, Hailiang Group and Mr. Feng provided a guarantee on the Group’s deposits with Hailiang Finance. Based on two recent PRC credit rating organizations, Hailiang Group has been rated AA+ which indicates strong ability to make payments on debts as they become due.

Management believes that the credit risk on the Group’s cash deposit of RMB 171,713 is low considering Hailiang Group’s guarantee and credit rating.

To reduce its credit exposure with Hailiang Finance, the Group limited the amount deposited with Hailiang Finance to an amount not exceeding RMB 501,000 based on current policy effective September 2015.

Prepayments to suppliers

As of June 30, 2016, prepayments to suppliers mainly represented the down payments made to certain vendors for the purchase of equipment and leasehold improvements, and to an agent of summer campus. The Group did not have any prepayments that were past due but not impaired as of June 30, 2016.

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

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	June 30, 2015
Non-derivative financial instruments	Carrying amount	Contractual cash flows	1 year or less
	RMB	RMB	RMB
Trade and other payables	118,232	118,232	118,232

	June 30, 2016
Non-derivative financial instruments	Carrying amount	Contractual cash flows	1 year or less
	RMB	RMB	RMB
Trade and other payables	170,314	170,314	170,314

(c)	Market rate risk

Interest rate risk

The interest rates of cash held in bank and deposits placed with Hailiang Finance ranged from 0.35% to 2.75% per annum for the years ended June 30, 2015 and 2016.

The Group did not have any financial assets that were designated at fair value through profit or loss.

(d)	Fair value

The carrying amounts of financial assets and liabilities approximate their respective fair values as at June 30, 2015 and 2016, respectively, due to their short-term maturities.

(e)	Capital management

The Group actively and regularly reviews and manages its capital structure to maintain a balance between higher shareholders’ return that might be possible with higher levels of borrowings, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group is not subject to externally imposed capital requirements.

18	Related parties transactions

The Group entered into significant transactions with related parties during each of the years in the three-year period ended June 30, 2016.

(a)	The significant related party transactions are summarized as follows:

		2014	2015	2016
	Note	RMB	RMB	RMB
Advances made to a related party	(i)	3,769	10,114	—
Repayment of advances made to a related party	(i)	4,436	10,021	—
Loans made to a related party	(ii)	600,000	—	—
Repayment of loans made to a related party	(ii)	861,500	—	—
Interest income from loans made to a related party	(ii)	14,421	—	—
Interest income from deposits placed with a related party finance entity	(iii)	1,257	4,869	2,683
Deposits of cash at a related party finance entity, net of withdrawals	(iii)	24,658	65,339	81,716
Term deposits placed with a related party finance entity	(iii)	640,000	1,051,173	1,212,430
Maturity of term deposits placed with a related party finance entity	(iii)	220,000	1,411,173	1,272,430
Rental expenses	(iv)	9,600	9,600	25,433
Expenses paid by a related party on behalf of the Group	(v)	2,103	2,497	3,356
Repayment of expenses paid by a related party on behalf of the Group	(v)	—	—	1,782
Payments of leasehold improvement to a related party	(vi)	—	268,000	22,661
Purchase of organic food from a related party	(vii)	—	15,771	48,517
Service fee from a related party	(vii)	—	—	1,962
Amount paid on behalf of related party	(viii)	—	—	11,567

(b)	The significant related party balances are summarized as follows:

		2015	2016
	Note	RMB	RMB
Amount due from a related party	(ii)(viii)	224	11,570
Prepayments to a related party	(vi)	268,000	—
Cash held at a related party finance entity	(iii)	89,997	171,713
Term deposits placed with a related party finance entity	(iii)	60,000	—
Amount due to related parties	(i)(iv)(vi)(vii)(viii)	28,637	52,911

The Company’s majority shareholder, Mr. Feng owns or controls other non-educational services businesses (“Related Party Companies”) that from time to time require short-term financing to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund its operations, the Group issued financing to Related Party Companies during the periods presented.

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

(i)	During the years ended June 30, 2014, 2015 and 2016, the Group provided interest-free advances of RMB 3,769, RMB 10,114 and nil, respectively, to Zhejiang Hailiang Education Group Ltd., (“ZHEG”), a company controlled by Mr. Feng. The advances did not have a fixed term of repayment and were repayable upon demand. The Group collected RMB 4,436, RMB 10,021 and nil of repayment from ZHEG during the years ended June 30, 2014, 2015 and 2016, respectively.

ZHEG is the lessor of the properties and facilities leased to the Group. RMB 1,991, RMB 2,084 and RMB 2,271 was net off against an equivalent rental payable amount arising from properties and facilities leased from ZHEG (Note 18(a)(iv)) for the years ended June 30, 2014, 2015 and 2016, respectively.

(ii)	On September 9, 2013, through an entrusted loan arrangement with Hailiang Finance, the Group provided loans of RMB 600,000 to Suzhou Wujiang Hailiang Real Estate Development Co., Ltd. (“Hailiang Real Estate”), an entity controlled by Mr. Feng. Hailiang Real Estate is involved in developing residential real estate project in Suzhou City. The loans bore interest rate at 6% per annum and was collected in full as of March 31, 2014, with interest income from the loan during the years ended June 30, 2014 amounted to RMB 14,421.

In December 2013, in anticipation of an IPO in an overseas capital market and to improve the Group’s corporate governance, the Group terminated its business practice of issuing loans to entities controlled by Mr. Feng.

(iii)	As at June 30, 2015 and 2016, the Group has cash demand deposits and cash of RMB 89,997 and RMB 171,713, respectively. During the years ended June 30, 2014, 2015 and 2016, net cash demand deposits of RMB 24,658, RMB 65,339 and RMB 81,716 were placed with Hailiang Finance, respectively. The cash demand deposits are held for the purpose of meeting short-term cash commitments, such as to pay for the Group’s operating expenses at any time.

As at June 30, 2015 and 2016, the Group has cash term deposits with maturities ranging from three months to less than one year amounting to RMB 60,000 and nil that are placed at Hailiang Finance, respectively. During the year ended June 30, 2014, 2015 and 2016, cash term deposits of RMB 640,000, RMB 1,051,173 and RMB 1,212,430 was placed with Hailiang Finance, of which RMB 220,000, RMB 1,411,173 and RMB 1,272,430 matured, respectively. The cash term deposits are held for investment purpose and can be withdrawn prior to their maturity without incurring significant penalties. Such amounts have been presented as investing activities in the statements of cash flows.

The interest income from the deposits during the years ended June 30, 2014, 2015 and 2016 amounted to RMB 1,257, RMB 4,869 and RMB 2,683, respectively. The interest receivable from the deposits placed in Hailiang Finance, amounted to RMB 224 and nil, which was included in “Amount due from a related party” as of June 30, 2015 and 2016, respectively.

(iv)	Each of the Three Schools leases the school buildings and the related facilities from ZHEG. The leasing term and rental amount of each of the Three Schools is as follows:

	Leasing Period	2014	2015	2016
		RMB	RMB	RMB
Foreign Language	July 1, 2009 ~ September 1, 2015	1,000	1,000	166
Private High	July 1, 2015 ~ June 30,2035	7,000	7,000	7,000
Tianma Experimental	July 1, 2015 ~ June 30,2035	1,600	1,600	1,600
Hailiang Eucation Park	September 1, 2015 ~ August 1, 2035	—	—	16,667

Total		9,600	9,600	25,433

During the years ended June 30, 2014, 2015 and 2016, Hailiang Group paid rental fees of RMB 9,600, RMB 4,250, and RMB 25,783, respectively.

The rental payable due to Hailiang Group was included in “Amount due to related parties” as of June 30, 2015 and 2016, respectively.

(v)	During the years ended June 30, 2014, 2015 and 2016, Hailiang Group paid professional service fees and other expenses of RMB 2,103, RMB 2,497 and RMB 3,356 on behalf of the Group, respectively. Such amount is due and payable on demand, and the Group repaid nil, nil and RMB 1,782 to Hailiang Group during the year ended June 30, 2014, 2015 and 2016, respectively. The amount due to Hailiang Group was included in “Amount due to related parties” as of June 30, 2015 and 2016, respectively.

(vi)	On November 13, 2014, Private High entered into a Property Lease Cooperation Agreement with ZHEG, Hailiang Group and Mr. Feng in respect of a new campus to be built by ZHEG. During the fiscal year of 2015 and 2016, Private High also entered into a series of leasehold improvement contracts with Heng Zhong Da Construction Co.,Ltd (“Heng Zhong Da”), a company affiliated with Hailiang Group, under which, Heng Zhong Da will provide outfitting service and related improvements for the student dormitories, classroom buildings, dining halls, administrative building, sports stadiums, welcoming center and school hospital of the new school campus, with total contract amount of approximately RMB 311,410. As of June 30, 2016, Heng Zhong Da has provided service and improvement of RMB 285,958, which was recorded in “Property and Equipment” , and Private High has accumulated made prepayments to Heng Zhong Da under these contracts in the aggregate of RMB 279,094, with unpaid balance of RMB 6,864 recognized in amount due to related parties.

(vii)	The Group purchased organic food products from Ming Kang Hui Health Food Group Co., Ltd (“Ming Kang Hui”), a company owned by Hailiang Group, amounting to RMB nil, RMB 15,771 and RMB 48,517 during the years ended June 30, 2014, 2015 and 2016, respectively. The Group charged service fee from a supermarket, operated by Ming Kang Hui in Hailiang Education Park, amounting to RMB 1,962 during the year ended June 30, 2016. The amount due to Ming Kang Hui was RMB15,771 and RMB 30,005 as of June 30, 2015 and 2016, respectively.

(viii)	Hailiang Hospital, an entity owned by Hailiang Group, provides medical and health care to student in Hailiang Education Park. As of June 30, 2016, the Company paid RMB 11,567 on behalf of Hailiang Hospital for leasehold improvement, which has been fully returned to the Group on September 21, 2016. The amount due to Hailiang Hospital amounted to RMB 1,839 represented the service payable on behalf of students.

(c)	Transactions with key management personnel

Remuneration of the directors and key management personnel of the Group for the years ended June 30, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
	RMB	RMB	RMB
Compensation	4,318	4,437	6,383

Total remuneration is included in “employee benefit expenses” (Note 5).

19	Commitments

(a)	Capital commitments

Capital commitments, which are primarily related to the new campus decoration are as follows:

	2015	2016
	RMB	RMB
Less than one year	116,576	21,675

(b)	Operating lease commitments, which are primarily with a related party, are as follows:

	2015	2016
	RMB	RMB
within one year	9,759	30,022
one year to five years	39,035	132,314
Five years thereafter	63,202	470,046

	111,996	632,382

20	Subsequent events

The Group did not identify material subsequent events as of the date of issuance of the financial statements.

21	Parent company financial statement

The following presents Hailiang Education Group Inc. or parent only financial information.

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016

(Amounts in thousands)

	2014	2015	2016
	RMB	RMB	RMB
Revenue	—	—	—
Cost of revenue	—	—	—

Gross profit	—	—	—
Other income	—	—	—
Selling expenses	—	—	—
Administrative expenses	(5)	(11,690)	(10,195)

Operating loss	(5)	(11,690)	(10,195)

Net finance expenses	—	(5)	(7)

Loss before tax	(5)	(11,695)	(10,202)
Income tax expense	—	—	—

Loss	(5)	(11,695)	(10,202)
Other comprehensive income-foreign currency translation differences	(77)	(89)	9,980

Total comprehensive loss	(82)	(11,784)	(222)

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015 AND 2016

(Amounts in thousands)

	2015 RMB	2016 RMB
Assets
Loan receivable from a subsidiary	18,344	19,831

Non-current assets	18,344	19,831

Cash	53	105,100
Other current assets	1,665	—

Current assets	1,718	105,100

Total assets	20,062	124,931

Shareholders’ equity
Share capital	239	267
Share premium	18,628	134,584
Translation reserve	(497)	9,483
Accumulated losses	(11,705)	(21,907)

Total shareholders’ equity	6,665	122,427

Liabilities
Other payables due to third parties	10,657	1,851
Other payables due to a related party	2,740	653

Current liabilities	13,397	2,504

Total liabilities	13,397	2,504

Total shareholders’ equity and liabilities	20,062	124,931

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016

(Amounts in thousands)

	2014	2015	2016
	RMB	RMB	RMB
Cash flows from operating activities
Loss for the year	(5)	(11,695)	(10,202)
Adjustments for:
Share based payment	—	—	1,459
Change in other payables due to third parties	—	9,183	(7,141)
Change in other payables due to a related party	—	2,502	(2,087)
Change in other receivable due from subsidiaries	—	—	(1,487)

Net cash used in operating activities	(5)	(10)	(19,458)

Cash flows from financing activities
Advances from a related party	—	238	—
Proceeds from issue of ordinary shares	—	—	122,369
Payment of new shares issuance cost	—	(238)	(7,844)

Net cash used in financing activities	—	—	114,525

Net foreign exchange loss	—	29	9,980
Net (decrease) / increase in cash	(5)	19	105,047
Cash at the beginning of the year	39	34	53
Cash at end of the year	34	53	105,100