Form 20-F/A
period 2016-06-30
Hailiang Education Group Inc.
filed 2017-02-10
CIK 1596964

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

Explanatory Note

The sole purpose of this Amendment (the “Amendment”) to the Annual Report on Form 20-F (the “Original 20-F”) of Hailiang Education Group Inc. for the year ended June 30, 2016 is to revise the language in the Exhibits 12.1, 12.2, 13.1, and 13.2.

Unless otherwise stated, all information contained in this Amendment is as of October 26, 2016, the filing date of the Original 20-F. Except as stated herein, this Amendment does not reflect events or transactions occurring after such filing date or modify or update those disclosures in the Original 20-F that may have been affected by events or transactions occurring subsequent to such filing date. No information in the Original 20-F other than as set forth above is amended hereby.

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

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Hailiang Education Group Inc. and its subsidiaries are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit number	Description of document

1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

1.2	Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.1	Form of the Registrant’s American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American depositary shares (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on March 20, 2015)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.3	English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Investment, dated December 31, 2013 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.4	English translation of Call Option Agreement among Hailiang Consulting, Hailiang Investment and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.5	English translation of Power of Attorney from Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.6	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Hailiang Investment’s affiliates and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.7	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Hailiang Foreign Language School, dated June 30, 2009 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

Exhibit number	Description of document

4.8	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2005 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.9	English translation of Supplemental Agreement to Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2012 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.10	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Tianma Experimental School, dated June 30, 2009 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.11	English translation of Property Lease Cooperation Agreement among Zhejiang Hailiang Education Group Ltd., Zhuji Private High School. Hailiang Group and Mr. Feng, dated November 13, 2014 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.12	English translation of Decoration and Renovation Project Execution Contract between Zhuji Private High School and Heng Zhong Da Construction Limited Company, dated November 13, 2014 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.13	English translation of Guarantee Letter made by Hailiang Group, dated September 29, 2014 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.14	English translation of Guarantee Letter made by Mr. Feng dated September 29, 2014 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.15	Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 2, 2015 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on June 2, 2015)

8.1	Subsidiaries and Affiliated Entities of the Registrant, filed with the Securities and Exchange Commission on October 26, 2016.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1*	Letter from KPMG Huazhen LLP dated October 26, 2016

*	Filed with this annual report on Form 20-F/A
**	Furnished with this annual report on Form 20-F/A

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hailiang Education Group Inc.

By:	/s/ Ming Wang
	Name:	Ming Wang
	Title:	Chairman and Chief Executive Officer

Date: February 10, 2017

EXHIBIT INDEX

1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

1.2	Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.1	Form of the Registrant’s American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American depositary shares (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on March 20, 2015)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.3	English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Investment, dated December 31, 2013 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.4	English translation of Call Option Agreement among Hailiang Consulting, Hailiang Investment and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.5	English translation of Power of Attorney from Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.6	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Hailiang Investment’s affiliates and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.7	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Hailiang Foreign Language School, dated June 30, 2009 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.8	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2005 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.9	English translation of Supplemental Agreement to Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2012 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.10	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Tianma Experimental School, dated June 30, 2009 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.11	English translation of Property Lease Cooperation Agreement among Zhejiang Hailiang Education Group Ltd., Zhuji Private High School. Hailiang Group and Mr. Feng, dated November 13, 2014 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.12	English translation of Decoration and Renovation Project Execution Contract between Zhuji Private High School and Heng Zhong Da Construction Limited Company, dated November 13, 2014 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.13	English translation of Guarantee Letter made by Hailiang Group, dated September 29, 2014 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.14	English translation of Guarantee Letter made by Mr. Feng dated September 29, 2014 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.15	Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 2, 2015 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on June 2, 2015)

8.1	Subsidiaries and Affiliated Entities of the Registrant, filed with the Securities and Exchange Commission on October 26, 2016.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1*	Letter from KPMG Huazhen LLP dated October 26, 2016

*	Filed with this annual report on Form 20-F/A
**	Furnished with this annual report on Form 20-F/A

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