Form 20-F
period 2017-06-30
Hailiang Education Group Inc.
filed 2017-10-25
CIK 1596964

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2017

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

Tel: (+86-571) 58121974

Fax: (+86-571) 58121974

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

411,208,000 ordinary shares, par value US$0.0001 per share, as of June 30, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes   ☐    No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes   ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 16 ordinary shares;

•	“affiliated entities” are to Hailiang Investment and schools owned and operated by Hailiang Investment, including Zhuji Private High School, Tianma Experimental School, Hailiang International Kindergarten, Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School, Hailiang Art Middle School and Hailiang Foreign Language School;

•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“Zhuji Hotel” are to Zhuji Nianxin Lake Hotel Management Co. Ltd., Hailiang Consulting’s wholly owned subsidiary was incorporated on September 22, 2017 as a PRC corporation;

•	“fiscal year” are to the period from July 1 of each calendar year to June 30 of the following calendar year;

•	“Gaokao” are to university entrance examinations administered in China;

•	“graduate class” are to the class of students graduated or graduating at the end of a school year;

•	“Hailiang Consulting” are to Zhejiang Hailiang Education Consulting and Services Co., Ltd., our wholly-owned PRC subsidiary;

•	“Hailiang Finance” are to Hailiang Finance Co., Ltd., a related party;

•	“Hailiang Group” are to Hailiang Group Co., Ltd., a related party;

•	“Hailiang HK” are to “Hailiang Education (HK) Limited,” our wholly owned subsidiary incorporated in Hong Kong which holds 100% of the equity interest in Hailiang Consulting;

•	“Hailiang Inc.” are to “Hailiang Education Group Inc.,” our listed entity incorporated in the Cayman Islands;

•	“Hailiang Investment” are to Zhejiang Hailiang Education Investment Co., Ltd., an entity in which we do not hold any equity interests but which we control through various contractual arrangements;

•	“Hailiang Mingxin” are to Zhejiang Hailiang Mingxin Education Technology Co., Ltd., Hailiang Consulting’s wholly owned subsidiary incorporated on August 9, 2017 as a PRC corporation;

•	“Ningbo Haoliang” are to Ningbo Haoliang Information Consulting Co., Ltd., incorporated on June 20, 2017, as a wholly owned subsidiary of Hailiang Consulting;

•	“Mr. Feng” are to Mr. Hailiang Feng, our founder and controlling shareholder. Mr. Feng served as the chairman and chief executive officer of our group and held directorships and management roles in our subsidiaries and affiliated entities until November 2014. Mr. Feng is the founder and chairman of the board of directors of Hailiang Group;

•	“Ningbo Hailiang” are to Ningbo Hailiang Education Logistics Management Co. Ltd., incorporated on June 22, 2017 as a wholly owned subsidiary of Hailiang Consulting;

•	“our company,” “we,” “us,” “our” or “our group” are to Hailiang Inc. and, unless the context otherwise requires, all of their subsidiaries and affiliated entities;

•	“our schools” are to Zhuji Private High School, Tianma Experimental School, Hailiang International Kindergarten, Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School, Hailiang Art Middle School and Hailiang Foreign Language School (previously named Zhuji Hailiang Foreign language School), which are not owned by us and is operated by Hailiang Investment, and Chuzhou Hailiang Foreign Language School (“Chuzhou School”), which is currently operated and managed by Hailiang Investment on behalf of the Nanqiao government in Chuzhou city and is expected to to enroll students as a private school in September 2018;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“school year” are to the period from September 1 of each calendar year to June 30 of the following calendar year;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“Hailiang Management” are to “Hailiang Education Management Group Co., Ltd.,” a company controlled by our controlling shareholder, Mr. Feng. Hailiang Management previously was named, Zhejiang Hailiang Education Group Ltd.

•	“Zhongkao” are to high school entrance examinations administered in China.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended June 30, 2015, 2016 and 2017.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.7793 to US$1.00, the noon buying rate in effect on June 30, 2017 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 20, 2017, the noon buying rate was RMB6.6185 to US$1.00.

We completed an initial public offering of 2,858,000 ADSs on July 6, 2015. On July 7, 2015, we listed our ADSs on the NASDAQ Global Market under the symbol “HLG.”

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of comprehensive income data for the years ended June 30, 2015, 2016, and 2017, and the selected consolidated statements of financial position data as of June 30, 2016 and 2017, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS. Historical results are not necessarily indicative of the results for any future periods.

The selected consolidated statements of comprehensive income data for the year ended June 30, 2013 and 2014 and the selected consolidated statements of financial position data as of June 30, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements that are not included in this annual report.

			Year Ended June 30,
	2013 RMB	2014 RMB	2015 RMB	2016 RMB	2017 RMB	USD
			(In thousands, except per share data)
Consolidated Statements of Comprehensive Income Data:
Revenue	436,994	462,754	514,787	654,060	853,295	125,868
Cost of revenue	(293,763)	(299,683)	(334,528)	(497,086)	(645,757)	(95,255)
Gross profit	143,231	163,071	180,259	156,974	207,538	30,613
Other income	4,094	1,792	2,460	1,756	6,325	933
Selling expenses	(17,630)	(15,635)	(15,540)	(16,753)	(21,902)	(3,231)
Administrative expenses	(23,080)	(28,622)	(33,334)	(38,011)	(31,110)	(4,589)
Disposal loss of leasehold improvement	—	—	—	(10,286)	—
Operating profit	106,615	120,606	133,845	93,680	160,851	23,726
Net finance income	16,575	20,066	7,149	5,752	6,892	1,017
Profit before tax	123,190	140,672	140,994	99,432	167,743	24,743
Income tax expense	—	—	—	—	—	—
Profit	123,190	140,672	140,994	99,432	167,743	24,743
Other comprehensive income	—	—	29	8,437	2,202	325
Total comprehensive income	123,190	140,672	141,023	107,869	169,945	25,068
Attributable to:
Shareholders of Hailiang Inc.	123,190	140,672	140,994	99,432	167,743	24,743
Non-controlling interests	—	—	—	—	—	—
Basic and dilutive earnings per share(1)	0.34	0.39	0.39	0.24	0.41	0.06

(1)	After giving effect to a share split effected on December 23, 2014, following which each of our previously issued ordinary shares were subdivided into ten ordinary shares.

	As of June 30,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	26,403	42,003	233,379	291,011	77,801	11,476
Total assets	493,846	638,922	857,516	1,132,962	1,399,010	206,365
Total equity	416,120	556,792	697,815	921,668	1,101,613	162,497
Current liabilities	77,726	82,130	159,701	211,294	297,397	43,868
Total liabilities	77,726	82,130	159,701	211,294	297,397	43,868

Exchange Rate Information

We conduct substantially all of our operations in China. All of our revenue, costs and expenses of our operation companies are denominated in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.7793 to US$1.00, the noon buying rate in effect on June 30, 2017 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 20, 2017, the noon buying rate was RMB6.6185 to US$1.00.

The following table sets forth information concerning the rates of exchange of US$1.00 into RMB for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Year ended	Period end	Average(1)	Low	High
		(RMB per US$1.00)
June 30, 2012	6.3530	6.3430	6.4720	6.2790
June 30, 2013	6.1374	6.2312	6.3879	6.1213
June 30, 2014	6.2036	6.1448	6.2591	6.0402
June 30, 2015	6.2000	6.1860	6.2741	6.1107
June 30, 2016	6.6459	6.4259	6.5798	6.2008
June 30, 2017	6.7793	6.8074	6.958	6.6239
Month
April 2017	6.8900	6.8876	6.8988	6.8778
May 2017	6.8098	6.8843	6.9060	6.8098
June 2017	6.7793	6.8066	6.8382	6.7793
July 2017	6.7240	6.7694	6.8039	6.7240
August 2017	6.5888	6.6670	6.7170	6.5888
September 2017	6.6533	6.5690	6.6591	6.4773
October (through October 20, 2017)	6.6185	6.6182	6.5712	6.6533

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

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

Our teacher retention rates as of June 30, 2015, 2016 and 2017 were 97.6%, 90.5% and 95.1%, respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period). In addition, we plan to increase the proportion of students enrolled in our international program and increase course offerings. Doing so will require a greater number of teachers from overseas. As the market for qualified foreign teachers is extremely competitive, we cannot guarantee that we can maintain or increase our number of foreign teachers. Shortages of qualified teachers, or significant decreases in the quality of our educational programs and services, whether actual or perceived in one or more of our schools, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. In addition, we may not be able to hire and retain enough qualified teachers to maintain consistent teaching quality in different locations should we establish and/or acquire additional schools as anticipated. Further, any inability to retain teachers may adversely affect our Hailiang brand and significantly increasing teacher salaries may have a material adverse effect on our business, financial condition and results of operations.

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

If fewer Chinese students choose to study abroad, especially in the United States, Canada, Australia and the United Kingdom, demand for our international program may decline.

One of the principal drivers of the growth of our international program is the increasing number of Chinese students who choose to study abroad, especially in the United States, Canada, Australia and the United Kingdom, reflecting the growing demand for higher education in overseas countries by Chinese students. As such, any restrictive changes in immigration policy, terrorist attacks, geopolitical uncertainties and any international conflicts involving these countries could increase the difficulty for Chinese students to obtain student visas to study overseas, or decrease the appeal of studying in such countries to Chinese students. Any significant change in admission standards adopted by overseas educational institutions could also affect the demand for overseas education by Chinese students. If overseas educational institutions significantly reduce their reliance on or acceptance of admission and assessment tests, such as TOEFL, IELTS or the Scholastic Assessment Test, or the SAT, the difficulty for Chinese students to meet the new admission standards could significantly increase, which could in turn negatively affect the demand for overseas education by Chinese students. Additionally, Chinese students may also become less attracted to studying abroad due to other reasons, such as improving domestic educational or employment opportunities associated with increased economic development in China. These factors could cause declines in the demand for our international program, which may adversely affect our revenue and profitability.

The tuition, accommodation and other fees charged by our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled.

The regulatory authorities in China, at both the national and local levels, have broad powers to regulate the tuition, accommodation and other fees charged by K-12 schools as well as the student enrollment levels at these schools. As a result, new regulations could adversely impact the tuition, accommodation and other fees we may charge for our school programs and the level of student enrollment at our schools. In particular, the regulatory authorities impose a maximum ceiling on the amount of tuition we can charge. For example, the most recent ceiling on the amount of tuition and boarding expenses we can charge was set out by the Zhuji branch of the MOE in August 2016, which sets forth the maximum amounts of tuition and boarding expenses for the basic education program of primary school, middle school and high schools as RMB 60,000 per student, RMB 65,000 per student and RMB 70,000 per student, respectively. Pursuant to the registration documents filed with local authorities for the 2016/2017 school year, we are approved to charge RMB 73,000 to RMB 136,000 for our international program. In the 2016/2017 school year, we charged an average tuition per student for the primary school, middle school and high school education under our basic educational program of RMB 36,812, RMB 34,876 and RMB 37,622, we charged an average tuition per student of RMB 69,161 for our international program. The tuition limitation is reviewed by the regulatory authority on a periodic basis. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education—The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).” In addition, the Zhejiang provincial government has set a maximum number of high school students we can admit from cities other than Zhuji in Zhejiang province to our basic educational program, after consultation with us. In the 2015/2016 school year, the maximum number of such high school students was set at 2,280 for Zhuji Private High School and 1,000 for Tianma Experimental School. In the 2016/2017 school year, the maximum number of such high school students was set at 4,000 for Zhuji Private High School, 4,500 for Tianma Experimental School, 400 for Hailiang International Kindergarten, 2,500 for Hailiang Primary School, 2,500 for Hailiang Junior Middle School, 2,600 for Hailiang Senior Middle School, and 1,500 for Hailiang Art Middle School. Chuzhou Hailiang Foreign Language School is expected to open to students for the school year starting September 2018. We generally recruit students at the maximum level set by the government in Zhejiang province and additional students from other provinces. We may not admit more than the number that is approved by the regulatory authority. The Ministry of Education, or MOE promulgated the new Working Regulations for Kindergarten on January 5, 2016, effective on March 1, 2016, which sets a maximum number of children that a kindergarten may admit at generally not more than 360. The number of children in each kindergarten class is suggested to be, junior class (3 years to 4 years old) 25 children, middle class (4 years to 5 years old) 30 children, senior class (5 years to 6 years old) 35 children, mixed class of different grades 30 children. The MOE’s 2016 Kindergarten Regulations also suggests every boarding kindergarten reduce the number of children in each class. To date, there are no specific regulations stipulating the number of children in each class of the boarding kindergarten that should be reduced. There is currently no limit as to the number of students we may admit for our international program. In light of the significant increase in tuition and other education-related fees in recent years, regulatory authorities may impose stricter price control on educational charges in the future. As part of their efforts to regulate the private education industry, they may also impose stricter student annual enrollment quotas. If the fees were to decrease or were not allowed to increase in line with increases in our costs, or if student enrollment at our private K-12 schools were otherwise restricted, our business, financial condition and results of operations may be materially and adversely affected.

We are exposed to concentration risks as all of the schools we own are currently located in a single city.

All of the 8 schools we own are currently located in Zhuji city in Zhejiang province. While we hope to continue our expansion into other cities in the future, we anticipate that the vast majority of our business operations in the short-term will be concentrated in Zhuji city. As such, we would be materially and adversely affected if new regulations relating to the private K-12 education business were adopted in Zhejiang province or Zhuji city that placed additional restrictions or burdens on us.

In addition, any material negative development with respect to any of our schools could have a material adverse effect on our business, financial condition and results of operations as a whole.

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

Our future is highly dependent upon the acceptance, development and expansion of the market for private for-profit K-12 educational services in China. The private for-profit K-12 educational services market started to develop in the early 1990s and has grown significantly due to favorable policies enacted by the Chinese government. Zhuji Hailiang Foreign Language School, our first private K-12 school, was established in 1995. In 1997, the State Council of the PRC promulgated the first regulation to promote the private education industry in China. However, private educational services on a for-profit basis were not permitted in China until 2003 when the Law of the People’s Republic of China on the Promotion of Privately-run Schools became effective. 3 of our 9 schools, namely Hailiang Foreign Language School, Zhuji Private High School, and Tianma Experimental School, are among the earliest private schools in China to operate on a for-profit basis. Since then, we have continued to expand our operations to include five (5) schools operating on a for-profit basis and owned by Hailiang Investment, Hailiang International Kindergarten, Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School and Hailiang Art Middle School.

The development of this market has been accompanied by significant press coverage and public debate concerning the management and operation of private for-profit schools. Significant uncertainty remains in China as to public acceptance of this business model. If this model fails to gain wide acceptance among the general public, especially among students and their parents, our results of operations will be adversely affected.

Based on the recent development of the PRC law, there is significant uncertainty relating to the application and interpretation of PRC law as it relates to the promotion of the private for-profit education industry. Pending the promulgation of implementing rules and without a definitive schedule, the 2016 Private Education Law (as defined below) might limit our ability to receive profit distributions from our schools in the future.

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education (the “2016 Private Education Law”), effective on September 1, 2017. Pursuant to the 2016 Private Education Law, sponsors of private schools may choose to register their schools as either non-profit or for-profit schools. Sponsors of for-profit private schools are entitled to receive the profits or proceeding distributed from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools.

Pursuant to the 2016 Private Education Law, sponsors are not permitted to register for-profit schools that provide compulsory education services, which covers grades one to nine and account for a significant portion of our for-profit K-12 education business. However, the new law does not provide for a definitive time line for existing schools to re-register/change their for-profit or non-profit status. As of the date of this report, we have not received any notice from the regulatory bodies regarding re-registration. The State Council and national ministries have not promulgated any implementing rules for the 2016 Private Education Law, and the applicable regulatory bodies have not promulgated the relevant regulations adopted by competent government authorities at the provincial level for the purpose of implementing the 2016 Private Education Laws. It remains uncertain how the 2016 Private Education Laws will be interpreted and implemented and impact our business operations. We intend to maintain our current status (as re-registration is not required at this time under 2004 Private Education Laws currently effective) until we have obtained better clarity on the application of the 2016 Private Education Law. In the future, we might redefine and evolve our business model in response to the changes in law, which may include, without limitation, an increased emphasis on leveraging our knowledge and expertise in school operations by providing managerial and consulting services to various schools we operate or partner with. However, if local governments deem that our new business plan fails to meet the revised local regulations, or if our new business plan fails to generate sufficient revenue, we may be unable to grow our business and the market price of our ADSs could be materially and adversely affected.

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

For example, a significant part of our educational services focuses on middle school and high school education. There are continual changes in the focuses of the subjects and questions tested on standardized tests, such as the Zhongkao and the Gaokao, the two most significant tests for Chinese students. These tests are administered by local government authorities and are critical in determining admission into high school, in the case of the Zhongkao, and college, in the case of the Gaokao. The format of these tests and the manner in which such standardized tests are administered are also changing, especially in Zhejiang province, one of the pioneers in educational reform and innovation. In particular, in 2009, Zhejiang Province implemented its new Gaokao regime, where two new types of evaluations, namely the High School Graduation Exam and the Comprehensive Quality Evaluation, were incorporated into the undergraduate admission process. The new regime also allowed universities to use their self-designed tests, as opposed to the standard tests designed by the government, in their admission process. In addition, on a national level, some top universities in China, including Tsinghua University and Peking University, have been allowed to recruit a certain percentage of students through independently administered tests and admission procedures in recent years. While college applicants are still required to have a Gaokao score above a certain threshold, the Gaokao scores for these applicants will not be the sole determining factor in the admission process. In 2009, 76 universities and colleges were allowed to recruit students through independently administered tests and admission procedures according to a notice promulgated by the MOE on December 12, 2008. The number of such universities and colleges in 2017 is 90.

These changes require us to continually update and enhance our curriculum, educational materials and our teaching methods. Any inability to track and respond to changes in the educational field in a timely and cost-effective manner would make our educational services and programs less attractive to students, which may adversely affect our students’ academic performance, our reputation and ability to continue to attract and retain students. Furthermore, we understand that PRC regulatory authorities have reformed and may continue to reform the K-12 curriculum we are required to teach at our schools. Therefore, school curriculum will likely undergo changes and our services, programs and educational materials will need to adapt to such changes.

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

We plan to continue to expand our presence through organic growth, the asset-light approach, and strategic acquisitions. In particular, to support our continued growth and to strengthen our market share in the region in which we currently operate, we need to establish or acquire new schools, and obtain rights to operate new schools. We also need to establish or acquire new schools in other regions to expand geographically. Expansion has resulted, and will continue to result, in substantial demands on our management and on our operational, technological and other resources. A core part of our growth strategy is the asset-light approach, where we operate and manage additional schools, and/or act as these schools’ sponsor, without acquiring ownership in such schools. For the asset-light approach, we acquire the rights to operate schools owned and sponsored by private third parties, and the rights to sponsor, manage and operate schools previously owned and sponsored by local governments (the Public-Private Partnership, or PPP). Our asset-light approach involves substantial risks and uncertainties, including, our ability to obtain approval from relevant government authorities for the becoming sponsors of the new schools and to comply with applicable rules and regulations for the sponsorship, our ability to generate sufficient revenue to offset the costs and expenses of operating and managing the schools, including the possibility of failure to achieve the intended revenue and other benefits expected from the asset-light model, and the diversion of resources and management attention from our existing businesses.

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

In addition, as a significant part of our growth strategy, we intend to pursue selective strategic acquisitions and maximize synergies through integration of acquired entities. Our strategic acquisitions involve substantial risks and uncertainties, including:

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, primarily due to seasonal changes in service days and student enrollments. We recognize revenue from the delivery of educational services on a straight-line basis over the school year. However, our costs and expenses vary significantly and do not necessarily correspond with our recognition of revenue. We expect quarterly fluctuations in our revenue and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs.

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

We lease real properties used by our schools with a total combined gross floor area and site area of approximately 1.12 million square meters from Hailiang Management which is controlled by Mr. Feng, our controlling shareholder. Historically, we recorded rental expenses of RMB9.6 million, RMB25.4 million and RMB30.0 million (approximately US$4.4 million) these properties which amounted to 1.9%, 3.9% and 3.5% of our revenue in the 2015, 2016 and 2017 fiscal years, respectively.

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

In addition, we cannot assure you that the lessor has duly obtained the title certificates of the properties subject to our leases or otherwise has the right to lease the properties. In particular, as of June 30, 2017, the lessor has failed to provide title certificates to properties associated with Tianma Experimental School and part of Hailiang Education Park that has an aggregate gross site area of approximately 545,000 square meters, representing 48.6% of all of our leased properties as of June 30, 2017. If any of our leases were terminated as a result of challenges by third-parties or governmental authorities, we may be forced to relocate the affected operations and incur significant expenses. We might also be liable or incur costs associated with potential defects in the properties we lease. We may also be required to pay fines or damages as a result of our use of such properties. There is no assurance that we may find suitable replacement sites in a timely manner on terms acceptable to us.

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

In September 2016, Hailiang Management, a company controlled by our controlling shareholder, Mr. Feng, has completed the construction of the Hailiang Educational Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.” In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Educational Park. As of June 30, 2017, selected programs from Tianma Experimental School’s and Zhuji Private High School no longer operate in Hailiang Education Park, and both schools operate on their existing respective campuses.

On November 18, 2015, we entered into a lease agreement with Hailiang Management regarding Hailiang Educational Park. The term of the lease is twenty years and the rental fee in the first year is RMB20.0 million (approximately $3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Management. The lease covers the properties and facilities of Hailiang Educational Park with a total combined gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.”

In the fiscal year ended June 30, 2017, the hotel has completed final construction examination and has commenced operation in October 2017. As such, for all of the gross floor area and the gross site area of Hailiang Educational Park, Hailiang Management has either undertaken the final construction examination or made the relevant filings with the relevant authorities required upon completion of the construction of the Hailiang Educational Park.

There are certain other risks associated with the utilization of the Hailiang Educational Park, including:

•	construction quality issues;

•	greater time and resources may be required to utilize the Hailiang Educational Park than we currently estimate;

•	any dissatisfaction with the Hailiang Educational Park on the part of our students, teachers or parents could lead to lower student enrollment or teacher retention in the future;

•	the possibility that if there is no increase in enrollment or tuition, our profitability may be impaired; and

•	the possibility that the Hailiang Educational Park will be inadequate.

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

We cannot assure you that materials and other educational content used in our schools and programs do not or will not infringe intellectual property rights of third-parties. As of June 30, 2017, we have not experienced any claims for intellectual property infringement. However, there is no guarantee in the future that third-parties will not claim that we have infringed on their proprietary rights. For example, our educational materials may include test questions that are developed based on actual questions of tests administered by third-parties or regulatory authorities, who may allege that our test questions infringe their copyrights. We may also use educational materials designed in conjunction with our overseas associates and we cannot guarantee that disputes will not arise over the intellectual property rights associated with these materials.

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

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Item 4. Information on the Company—B. Business Overview—Insurance” for more information. We are exposed to risks including, but not limited to, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business-related insurance products. While we maintain director and officer liability insurance for our executive officers and directors, we do not have any business disruption insurance, product liability insurance or key-man life insurance. Any business disruption, litigation or legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources. Our business, financial condition and results of operations may be materially and adversely affected as a result.

A significant majority of our outstanding ordinary shares are held by our founder, Mr. Feng, and his interests may not be aligned with the interests of other holders of our ordinary shares and ADSs.

As of June 30, 2017, Mr. Feng beneficially owned approximately 84.86 % of our total outstanding ordinary shares. As a result, Mr. Feng has significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval. These matters include mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might result in substantial reduction of the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Our founder, Mr. Feng, is also the founder, chairman and a major shareholder of Hailiang Group and its subsidiaries, with which we have entered into related party transactions. Mr. Feng may from time to time make strategic decisions that he believes is in the best interests of Hailiang Group as a whole, which may affect us or may not be aligned with the interests of other holders of our ordinary shares and ADSs. We may not be able to resolve any potential conflicts of interest and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

We deposit a certain amount of cash with a related party and are subject to credit risks of such related party.

As part of our cash management policy, we have historically deposited and expect to continue to deposit a certain amount of cash generated from our private education business with Hailiang Finance, a related party finance company owned by Hailiang Group, in order to earn interest at market rates with flexible withdrawal terms on our deposits. In September 2014, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee the timely return of our deposits on behalf of the finance company. In September 2017, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee the timely return of our deposits on behalf of the finance company. As of June 30, 2017, the balance of deposits we had with Hailiang Finance amounted to RMB462.7 million (approximately US$68.3 million). To control our credit exposure with Hailiang Finance, based upon our current policy effective September 2017, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2018 to be approximately RMB 1.2 billion (approximately US$177.01 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days.

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

We identified a material weakness in our internal control over financial reporting as of June 30, 2017 and concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of June 30, 2017. As a result, we may be subject to a number of risks, including increased risks that we have or may not file our financial statements and related reports with the SEC on a timely basis and that there are errors in our reported financial statements and material misstatements in our reports and other documents filed with the SEC.

Prior to our initial public offering in July 2015, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending June 30, 2016. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the years ended June 30, 2013, 2014, 2015, we and our independent registered public accounting firm identified two material weaknesses as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communicating Internal Control Related Matters Identified in an Audit, or AU325, in our internal control over financial reporting. As of June 30, 2016, we have identified similar but fewer, and just one material weakness, which was related to insufficient resources for financial information processing and reporting and lack of appropriate IFRS knowledge. We are required to evaluate the effectiveness of our internal control over financial reporting and our disclosure controls and procedures as of the end of each fiscal year and to include a management report assessing the effectiveness of these controls in our Annual Report on Form 20-F. Based on management’s evaluation of our internal control over financial reporting as of June 30, 2017, including the results of management’s review of our corporate governance policies and procedures and the information made available to management regarding the efforts of recruiting staff with IFRS knowledge and experience, a similar material weakness exists as of and for the year ended June 30, 2017. As a result, our management determined that our internal control over financial reporting and our disclosure controls and procedures were not effective as of June 30, 2017. The material weakness identified related to insufficient resources for financial information processing and reporting and lack of appropriate IFRS knowledge. Because the material weakness identified by our management requires significant financial resources and management’s time to address, we may continue to experience this material weakness in the foreseeable future. Following the identification of the material weakness and other control deficiency, we have taken some measures and plan to continue to take all necessary measures to remedy the material weakness. See “Item 15. Controls and Procedures,” for a description of this material weakness and additional information about management’s evaluation of our internal control over financial reporting.

However, although we have carried out measures to address the material weakness in our internal control over financial reporting, the implementation of these measures has not fully addressed the material weakness in our internal control over financial reporting and we cannot assure you that these measures will be sufficient to remediate the material weakness identified in our evaluation or that we will not identify additional deficiencies or material weaknesses in the future. We will need to incur additional costs and use management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act. Our failure to correct the control material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. The absence of effective internal control over financial reporting and disclosure controls and procedures increases the risk that we have not, or may in the future not, file our financial statements and related reports with the SEC on a timely basis, that there may be errors in our financial statements or material misstatements or omissions in our related reports and documents filed with the SEC. The occurrence of any of these events could expose us to private litigation, regulatory proceedings or government enforcement actions and undermine investor confidence in our reported financial information. The resolution of any such matters, should they arise, may be time consuming and expensive and may distract management from the conduct of our business. Furthermore, if we are subject to adverse findings in litigation, regulatory proceedings or government enforcement actions, we could be required to pay damages or penalties or have other remedies imposed, which could harm our business, financial condition and results of operations and cash flows. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

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

Prior material weakness in internal control over financial reporting may not have been adequately remediated and may adversely affect our ability to comply with financial reporting regulations and to publish accurate financial statements.

After identifying the material weakness in internal control over financial reporting for the fiscal year ended June 30, 2016, we have assigned two financial accounting personnel familiar with internal control system to implement necessary measures to improve our internal control system. For the fiscal year ended June 30, 2017, we have standardized and improved essential business processes according to the requirements of internal control. While we believe that we have remediated some aspects of the material weakness identified in the fiscal year ended June 30, 2016, the corrective actions we have taken may not have completely remediated the material weakness for the fiscal year ended June 30, 2017. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions. Any projections of any evaluation of effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with our policies or procedures may deteriorate. We cannot be certain in future periods that one or more material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified. If we fail to maintain the adequacy of our internal controls, including any failure to implement or difficulty in implementing required new or improved controls, our business and results of operations could be harmed, the results of operations we report could be subject to adjustments, we could incur further remediation costs, we could fail to be able to provide reasonable assurance as to our financial results or the effectiveness of our internal controls or meet our reporting obligations to the SEC and third parties (including lenders under our financing arrangements) on a timely basis and there could be a material adverse effect on the price of our securities.

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

Foreign ownership in educational services is subject to significant regulations in China. The PRC government regulates the provision of educational services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Hailiang Consulting, is a foreign owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools with K-12 educational programs. Due to these restrictions, we conduct our private education business in China primarily through contractual arrangements among (i) Hailiang Consulting, our operating subsidiary in China, (ii) our affiliated entities, including Hailiang Investment and the schools controlled and held by Hailiang Investment, namely, Zhuji Hailiang Foreign Language School, Zhuji Private High School, Tianma Experimental School, Hailiang International Kindergarten, Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School, Hailiang Art Middle School, and Chuzhou School which is operated and managed by Hailiang Investment, and (iii) the shareholder of Hailiang Investment, namely Mr. Feng, who is also the founder of our group. We hold the required licenses and permits necessary to conduct our private education business in China through the schools controlled and held by Hailiang Investment. We have been and expect to continue to be dependent on our affiliated entities to operate our private education business.

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

In addition, on August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. The notice requires that the capital of a foreign-invested company settled in Renminbi converted from foreign currencies shall be used only for purposes within the business scope as approved by the applicable governmental authorities. Such loan may not be used for equity investments within the PRC unless such activity is set forth in the business scope or is otherwise permissible under PRC laws or regulations. In addition, SAFE strengthened its oversight of the flow and use of such capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not otherwise been used. Violations of Circular 142 will result in severe penalties including heavy fines. In order to further reform the foreign exchange administration system, SAFE issued the Circular on Reform of Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises on March 30, 2015, or Circular 19, which took effect from June 1, 2015 and replaced the SAFE Circular 142. Circular 19 allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operations and provides procedures by which a foreign-invested company may convert and use equity investments made in foreign currencies. Circular 19 also reiterates, however, the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be used, either directly or indirectly, for purposes beyond its business scope. Furthermore, SAFE has promulgated Notice of the State Administration of Foreign Exchange on Policies for Reforming and Regulating the Control over Foreign Exchange Settlement under the Capital Account, on June 9, 2016, hereinafter referred to as Circular 16, which emphasizes the unified policies for discretionary settlement of foreign exchange receipts under the capital account by domestic institutions. Circular 16 also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be used, either directly or indirectly, for purposes beyond the company’s business scope.

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

Furthermore, SAFE issued an internal guideline to its local counterparts, referred to as Circular 16, on June 9, 2016. Based on the version of Circular 16 made publicly available by certain local governmental authorities on their websites, we understand that Circular 16 requires SAFE’s local counterparts to unify and regulate the control over discretionary settlement and payment of foreign exchange receipts under the capital account, with the purpose of better serving and facilitating domestic enterprises’ needs in business and capital operations. Circular 16 stipulates that a domestic enterprise, when using its capital account foreign exchange income and Renminbi funds obtained from foreign exchange settlements, shall abide by the principle of truthfulness and only for use in its own operations, and comply with the following: (1) Such receipts and funds shall not, directly or indirectly, be used for the expenditures beyond the business scope of domestic institutions or the expenditures prohibited by laws and regulations of the State; (2) Unless otherwise provided, such receipts and funds shall not, directly or indirectly, be used for investment in securities or other investments than banks’ principal-secured products; (3) Such receipts and funds shall not be used for the granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and (4) Such receipts and funds shall not be used for construction or purchase of real estate for purpose other than self-use (exception applies for real estate enterprises).

We expect that PRC laws and regulations may continue to limit our use of proceeds from our initial public offering or from other financing sources. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our entities in China. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the private education industry in China, could adversely affect the economy in China or the market for education services, which could harm our business. For example, under the current Law on the Promotion of Private Education and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, the current PRC laws and regulations provide no clear guideline for determining “reasonable returns.” In addition, the current PRC laws and regulations do not set forth any different requirements for the management and operations of private schools that elect to require reasonable returns as compared to those that do not.

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

Any increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us may result in our significantly higher tax burden or the disgorgement of any benefits we enjoyed in the past, which could in turn negatively affect our business, financial condition and results of operations.

Under the 2016 Private Education Law, which became effective on September 1, 2017, private schools, whether non-profit or for-profit, may enjoy preferential tax treatment. 8 out of 9 of our schools are schools requiring reasonable returns, while the ninth school, Chuzhou School which is expected to open to students in September 2018, is expected to be operated as a not-for-profit school. The 2016 Private Education Law provide that non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the 2016 Private Education Law taking effect are still unclear as more specific provisions are yet to be introduced. Our 8 schools by the end of 2017 fiscal year end have historically enjoyed tax preference policies for enterprise income tax and business tax since their establishment, as private schools requiring reasonable return, as permitted by the Implementing Rules for the Law for Promoting Private Education (2004). On August 23, 2017 and August 22, 2017, we received confirmation letters from the Zhuji Municipal Office of the State Administration of Taxation and the Zhuji Municipal Local Tax Bureau respectively for each of our schools which stated that (i) since its establishment, each school has been exempt from taxation, (ii) since its establishment, each school has been in compliance with applicable tax laws, and (iii) no enforcement action or penalty will be imposed with respect to the preferential tax treatment enjoyed by each school. Our PRC counsel has confirmed that this tax exemption is not contrary to PRC tax laws.

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

The PRC Enterprise Income Tax Law, and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the New EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. The state Administration of Taxation has promulgated Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management on Apr. 22, 2009, referred to as Circular 82, formulates specific criteria for determining “de facto management body:” (1) Its premises where its officers and management departments in charge of routine production and operation management perform their duties are mainly located inside China; (2) Its financial decisions (such as borrowing, loan, financing and financial risk management) and personnel decision (such as appointment, dismissal and remuneration) are made by the organizations or persons located inside China, or need to be approved by them; (3) Its principal properties, accounting books, corporate seals, meeting minutes and files of the board meetings and the shareholders’ meetings are placed or kept inside China; and (4) 1/2 or more than 1/2 of its directors or officers with voting rights customarily reside inside China. However, State Administration of Taxation has promulgated Announcement of the State Administration of Taxation on Issues Concerning the Determination of Resident Enterprises on the Basis of Their Actual Management Bodies on Jan.29, 2014, referred to as Circular 9. Pursuant to these regulations, once we meet the above criteria, we shall file an application for determination of resident enterprise with the competent tax authorities at the place where its main investor is located in China. The competent local tax authorities will, upon preliminary judgment of the enterprise’s resident status, report the same from local, to municipal, to the provincial tax authorities for confirmation. Therefore, until we make such filing application, it is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

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

We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education on November 7, 2016, scheduled to be effective on September 1, 2017. Pursuant to this 2016 Private Education Law sponsors of private schools may choose to establish schools as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which covers grades one to nine and accounted for a significant portion of our students as well as revenue during the reporting period. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. For further details, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).”

As of the date of this annual report, the Implementing Rules for the Law for Promoting Private Education (2016) or the relevant regulations adopted by competent government authorities at the provincial level for the purpose of implementing the amended Law on the Promotion of Private Education have not been enacted or published to the public. It remains uncertain how the Law for Promoting Private Education (2016) will be interpreted and implemented and impact our business operations. For example, under 2016 Private Education Law and its implementing rules, schools that offer compulsory education services must register as non-profit schools, though it is currently unclear how to make this registration. In addition, the local government authorities in implementing the amended law may impose additional limits on the tuition and fees our schools charge. Furthermore, as a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the existing and amended law are affected by many factors, including whether our schools are characterized as for-profit or non-profit schools, the profitability of our schools and schools operated by us, and our ability to receive dividends and other distributions from our PRC subsidiary, Hailiang Consulting, which in turn depends on the service fees paid to Hailiang Consulting from our schools and schools operated by us.

Hailiang Consulting has entered into an exclusive management services and business cooperation agreement with each of our affiliated entities, pursuant to which we provide service to our schools in exchange for the payment of service fees. As advised by our PRC counsel, our right to receive the service fees from our schools and other affiliated entities does not contravene any PRC laws and regulations and that payment of service fees under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations. However, if the relevant PRC government authorities take a different view, or if 2016 Private Education Law were to be implemented and interpreted in a manner that deems our current business practices to be in violation, our business, financial condition and results of operations may be materially and adversely affected. For example, the relevant PRC government authorities may seek to confiscate any or all of the service fees that have been paid by our schools Hailiang Consulting, including retrospectively, to the extent that such service fees are tantamount to returns, dividends or profits taken by the sponsors of these schools. The relevant PRC government authorities may also seek to prevent students from attending our schools or, in a more extreme situation, revoke the operating permits of these schools. We may also have to reorganize our operations to meet the requirements regarding the compulsory education services and comply with the amended law. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests in a PRC resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the foreign investor shall report the Indirect Transfer to the competent PRC tax authority. The PRC tax authority will examine the nature of such Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to reduce, avoid or defer PRC taxes, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer such that gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective from January 1, 2008. There is uncertainty as to the application of Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. And the State Administration of Taxation has promulgated the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, on Feb. 3, 2015, hereinafter referred to as Circular 7. Circular 7 makes detailed regulations to specify the above uncertainties. For example, Circular 7 defined the term “Indirect Transfer” clearly in Article 1 : Indirect transfer of taxable assets in China shall mean transfer by a non-resident enterprise of equity and other similar interests (hereinafter referred to as the “equity”) of an overseas enterprise which holds taxable assets in China directly or indirectly (excluding Chinese resident enterprises registered overseas, hereinafter referred to as the “overseas enterprise”), which gives rise to a transaction that has identical or similar substantial results as direct transfer of taxable assets in China, including restructuring of a non-resident enterprise which causes changes in shareholders of an overseas enterprise. The non-resident enterprise which makes the indirect transfer of taxable assets in China shall be referred to as the “transferor of equity”. Moreover, Circular 7 has also stipulated how the effective tax rates in foreign tax jurisdictions are calculated, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. Articles 3, 4, 5 and 6 of Circular 7 point out how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. As a result, we and our non-resident investors may have the risk of being taxed under Circular 698 and may be required to spend valuable resources to comply with Circular 698 or to establish that we or our non-resident investors should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

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

We are a holding company and rely principally on dividends paid by our subsidiary in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. Hailiang Consulting’s income in turn depends on the service fees paid by our affiliated entities. Current PRC regulations permit our subsidiary in China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, Hailiang Consulting may only distribute dividends after it has made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, pursuant to the Implementation Rules for the Law for Promoting Private Education (2004), each of our schools that is a private school in China requiring reasonable return is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. However, following the effectiveness of the 2016 Private Education Law, which no longer uses the term “reasonable return” and requires a private school to either register as for-profit or non-profit, and prior to the specific implementing rules of 2016 Private Education Law are promulgated by the State Council and other relevant regulations promulgated by other local and regional governments, 8 of our schools that we control, each of which is a private school that requires reasonable returns, are required to allocate not less than 25% of their annual net income for such purposes. We are uncertain how the implementing rules of 2016 Private Education Law will be promulgated, and how such rules will impact our operation, other than that our schools may not be able to pay dividends and other cash distributions to Hailiang Investment. For more detailed information, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).” Furthermore, if our subsidiaries or our affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

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

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.0%, 1.4% and 2.0% in 2014, 2015 and 2016, respectively. China’s overall economy and the average wage in the PRC are expected to continue to grow. Future increases in China’s inflation and material increases in the cost of labor may materially and adversely affect our profitability and results of operations unless we are able pass on these costs to our students by increasing tuition.

Risks Relating to our Ordinary Shares and ADSs

The market price for the ADSs may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NASDAQ Global Market on July 7, 2015, the trading price of our ADSs has ranged from US$7.02 to US$21.00 per ADS, and the last reported trading price on October 24, 2017 was US$19.88 per ADS. The market price of the ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

We are unable to determine whether we were a passive foreign investment company for U.S. federal income tax purposes, or a PFIC, for our taxable year ending on June 30, 2017. U.S. federal income tax purposes for any taxable year if applying applicable look-through rules, either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. We have not been able to determine the fair market value of all of our assets on a quarterly basis with sufficient certainty to determine whether we were a PFIC for our taxable year ending on June 30, 2016. Additionally, we have a significant amount of cash, which is a passive asset, and consequently the determination of our PFIC status for our current taxable year ending on June 30, 2017 will depend primarily on the trading price of our ADSs and the rate at which we use our cash (including cash raised in our initial public offering) and other liquid assets to acquire non-passive assets during the remainder of the current taxable year. Accordingly, we cannot confirm that we will be treated as a PFIC for our current taxable year or for any future taxable year or that the United States Internal Revenue Service, or IRS, will not take a contrary position.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business through our subsidiary and affiliated entities in China. We currently operate 8 private schools offering K-12 educational services in Zhuji, Zhejiang province of China.

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

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Educational Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2017, the selected programs from Tianma Experimental School and Zhuji Private High School no longer operate in Hailiang Education Park, and both Tianma Experimental School and Zhuji Private High School operate on their existing respective campuses. On November 18, 2015, the Company entered into the lease agreement with Hailiang Management regarding Hailiang Educational Park. The term of the lease is for twenty years and the rental fee in the first year is RMB20.0 million (approximately $3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Management. The lease covers the properties and facilities of Hailiang Educational Park with a total combined gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.”

In November 2016 and February 2017, certain schools were separated from Zhuji Hailiang Foreign Language School and Zhuji Private High School and established as separate legal entities, with all of their equity interests held by Hailiang Investment. Hailiang International Kindergarten, Hailiang Primary School, Hailiang Junior Middle School and Hailiang Senior Middle School became independent from Zhuji Hailiang Foreign Language School, and Hailiang Art Middle School became independent from Zhuji Private High School. As a result, we still own 100% of the equity interest in each of our 8 schools by the end of 2017 fiscal year end.

A ninth private school to be launched and operated by us, namely Chuzhou Hailiang Foreign Language School (the “Chuzhou School”), is expected to begin student enrollment in September 2018. We acquired, not the equity interest in, but the rights to operate the Chuzhou School on July 19, 2017, pursuant to a 30-year Educational Cooperative Partnership Agreement (the “Chuzhou Agreement”) by and amongst the Company’s affiliate, Hailiang Management Education Investment Co., Ltd., and the Company’s related party, Hailiang Group and the Nanqiao government in Chuzhou city, Anhui Province (the “Nanqiao Government”). Pursuant to the Chuzhou Agreement, we expect to operate the school as a not-for-profit school on the campus and using the facilities of an existing school.

In 2017, as we carry out our asset-light strategic approach in acquiring rights to operate and management new schools, and providing management services and other related services to schools sponsored by independent third-parties, we have established four new subsidiaries in the PRC to play their distinctive commercial roles to facilitate our strategic approach as described below.

Ningbo Haoliang was incorporated on June 22, 2017, as a wholly owned subsidiary of Hailiang Consulting. Ningbo Haoliang’s business scope includes education information consulting, self-owned facility leasing, interior decoration engineering construction and the wholesale or retailing of educational facilities and equipment and plans to provide consulting and management services to our schools. Ningbo Hailiang was incorporated on June 22, 2017 as a wholly owned subsidiary of Hailiang Consulting. Ningbo Hailiang’s business scope includes providng logistics services, property management services, enterprise promotion scheming, exhibition service and so on and plans to provide consulting and management services to our schools. Zhuji Hotel was incorporated on September 22, 2017 as a wholly owned subsidiary of Hailiang Consulting. Zhuji Hotel operates as a hotel to accommodate students’ parents, visitors, and event participants, and has obtained all relevant hotel operating permits as of September 22, 2017.

Hailiang Investment incorporated Hailiang Mingxin on August 9, 2017 as a PRC corporation. Hailiang Mingxin’s business scope includes technology development, transfer, service and consulting in the area of educational technology, Development, maintenance, wholesale, retailing of computer hardware/software, operational internet cultural services and plans to provide consulting and management services to our schools.

Our principal executive offices are located at No. 1508 Binsheng Road, Binjiang District, Hangzhou City, Zhejiang Province, 310051, People’s Republic of China. Our telephone number at this address is +86-571-5812-1974 and our fax number is +86-571-5812-1974. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website is http://www.hailiangeducation.com. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036-8401.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

We currently operate and sponsor 8 centrally managed schools through our PRC affiliated entities, namely Zhuji Private High School, Tianma Experimental School, Hailiang Art Middle School, Hailiang International Kindergarten, Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School, Hailiang Foreign Language School. Starting September 2018, we will operate, but not sponsor, a ninth school, Chuzhou Hailiang Foreign Language School (the “Chuzhou School”). All of our schools are located in Zhuji city, Zhejiang province, except the Chuzhou school which is located in Chuzhou city, Anhui province in China. Our ultimate Cayman Islands holding company does not have any substantive operations other than indirectly controlling Hailiang Investment, our affiliated entity, which controls and holds our schools through certain contractual arrangements.

As of June 30, 2017, 20,950 students were enrolled in our schools and we employed a total of 1,634 teachers and educational staff. We are dedicated to hiring teachers and educational staff who hold the necessary academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance.

We offer our basic educational program and international program at the kindergarten, primary school, middle school and high school levels. Our basic educational program offers curricula with courses mandated by the PRC regulatory authorities, as well as those developed through our own research and development efforts. Our international program also offers curricula mandated by the PRC regulatory authorities and in addition, provides curricula with a focus on preparing students to study abroad. As most of the students in our international program plan to study abroad after they graduate from our middle school and high school programs, we have designed our international program to specifically address the needs of these students in terms of both language and academics. In addition, for students planning to apply to undergraduate programs in the U.S. and the U.K., we provide courses designed to help students become admitted to these programs, such as A-levels courses for U.K. universities and SAT courses for U.S. universities. We have steadily grown our international program from 1,371 students as of June 30, 2015, to 1,913 students as of June 30, 2016, and further to 2,825 as of June 30, 2017 and many of our students have been accepted to top universities abroad.

With over 20 years of operation, we believe that we have become one of the most well-known and respected providers of private K-12 educational services in the Yangtze River Delta region. Hailiang Senior Middle School was recognized as Tier 2 Special Model School in Zhejiang province for the 2016/2017 school year. Both Hailiang Senior Middle School and Zhuji Private High School were recognized as “Key Schools” ( ) and both of Hailiang Junior Middle School and Tianma Experimental School were recognized as “Model Schools” ( ) by Zhejiang’s Department of Education in recognition of a number of factors, including the quality of education, course design, teacher qualifications and feedback from parents. In 2012, Hailiang Education Group was listed as one of the “Ten Best-Known Private Education Brands in China” ( ) by the China Private Educationalist Association and as one of the “Most Competitive Education Groups” ( ) by Sina.com Education Channel. In 2017, we have received multiple prestigious awards, such as “Top 10 Private Education Influential Brand in China 2017” and “Top 100 Private Education Brand Value in China 2017” awards from ABAS Expert Committee and Asia Brands Research, Asia’s leading brand research and analysis agency in the private education industry as the only full-time K-12 educational services provider among the award recipients.

We are also making progress in our growth initiatives, as we recently launched an integrated online platform in support of after-school tutoring services, while partnering with Thomas Carr College in Australia to expand our renowned international programs. The platform is currently in its testing phase.

Additionally, we are also in the process of developing new courses with our partners or collaborators to strengthen our international academic program. These programs are intended to provide an efficient international education pathway to students who wish to study abroad for their undergraduate degrees. On February 25, 2017, Hailiang Foreign Language School, Hailiang Education and Thomas Carr College entered into a collaboration agreement (“TCC Agreement”) with Thomas Carr College in Australia under the authorization of Victorian Curriculum and Assessment Authority (“VCAA”). The TCC Agreement allows Hailiang Education to deliver Victorian Certificate of Education (“VCE”) program in addition to Chinese high school curriculums, and provide students with an internationally recognized high school diploma for use in both domestic and overseas university applications. Students who successfully complete the program to the satisfaction of the VCAA will be issued the Victorian Certificate of Education. Thomas Carr College will prepare the curriculum for the program and appoint mentors for the Chinese and other teachers of the program. This program provides a direct and fast international education pathway to the students who are planning to study in Australia, and is intended to attract students from both Hailiang schools and other schools who want to continue their higher education in Australia. On September 23, 2017, we have entered into a cooperation agreement with Pate’s Grammar School, a K-12 co-educational institution in London, UK, where we will develop new curriculum, teaching materials and principles of educational philosophy, in collaboration with Pate’s Grammar School. In the next three years, we hope to collaborate with 10 more schools or projects to create new curriculums for new projects in a similar fashion.

We have also made a strategic shift to expedite asset-light expansion strategy in the summer of 2016. Beginning in the summer of 2017, we partner with PRC local governments, in the form of launching and operating new schools on existing school campuses and facilities rented from local governments. The first asset-light partnership with local governments is with the Nanqiao government in Chuzhou city, Anhui Province, effective in September 2017, where we expect to operate and begin student enrollment to Chuzhou Hailiang Foreign Language School, for the academic year starting September 2018, for a student body of up to approximately 1,500 students, using existing school facilities. For more detailed information, refer to “Item 4. Information on the Company – B. Business Overview –Our Schools and Programs.”

Under the new regulation, the 2016 Private Education Law effective as of September 1, 2017, schools that provide compulsory education services from first grade to ninth grade, are required to register as non-profit schools where the revenue and proceeding generated by school operation are required to remain with the school and used for school operation, and will not be disbursed to the sponsor or owner of the school. As such, our asset-light expansion strategy allows us to operate more schools without committing a large sum of capital to launch each new school. However, the 2016 Private Education Law does not provide for a definitive time line for existing schools to re-register/change their for-profit or non-profit status. The State Council and national ministries have not promulgated any implementing rules for the 2016 Private Education Law, and the applicable regulatory bodies have not promulgated the relevant regulations adopted by competent government authorities at the provincial level for the purpose of implementing the 2016 Private Education Laws. As of the date of this annual report, we have not received any notice from the regulatory bodies regarding re-registration. It remains uncertain how the 2016 Private Education Laws will be interpreted and implemented and impact our business operations. We intend to maintain our current status (as re-registration is not required at this time under 2004 Private Education Laws currently effective) until we have obtained better clarity on the application of the new law. In the future, we may redefine and evolve our business model in response to the changes in law, which may include, without limitation, an increased emphasis on leveraging our knowledge and expertise in school operations by providing managerial and consulting services to various schools we operate or partner with. For more detailed information on the regulations, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).

We have experienced significant growth in our business. Our revenue increased by 27% to RMB654.1 million in the 2016 fiscal year and increased by 30.46% to RMB 853.30 million (approximately US$125.87 million) in the 2017 fiscal year. These increases were driven primarily by an increase in the average tuition charged per student during the same periods. Our gross profit decreased by 12.9% to RMB156.97 million in the 2016 fiscal year and increased by 32.2% to RMB207.5 million (approximately US$30.6 million) in the 2017 fiscal year. Our net profit decreased by 29.5% to RMB99.4 million in the 2016 fiscal year and increased by 68.7% to RMB167.7 million (approximately US$24.7 million) in the 2017 fiscal year. In particular, in line with our strategy to increase enrollment in our international program, we have increased the proportion of revenue derived from students enrolled in our international program from 15.9% of revenue in the 2015 fiscal year, 18.7% of revenue in the 2016 fiscal year to 22.9% of revenue in the 2017 fiscal year.

Our Schools and Programs

We currently operate or have the rights to operate 9 centrally managed schools through our PRC affiliated entities, namely Hailiang Foreign Language School, Zhuji Private High School, Tianma Experimental School, Hailiang International Kindergarten, Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School, Hailiang Art Middle School, Chuzhou Hailiang Foreign Language School. Except for Chuzhou School, we are also the sponsor of the other 8 schools. All of our schools are located in Zhuji city, Zhejiang province, except the Chuzhou School which is located in Chuzhou city, Anhui province in China. Through our 9 schools, our group offers educational programs that cover kindergarten through twelfth grade.

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Educational Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2017, the selected programs from Tianma Experimental School and Zhuji Private High School no longer operate in Hailiang Education Park, and both Tianma Experimental School and Zhuji Private High School operate on their existing respective campuses.

On July 10, 2017, Hailiang Investment, the Company’s operating entity, and Hailiang Group, a related party of the Company, entered into an Educational Cooperative Partnership Agreement, as supplemented by a Supplemental Agreement entered on July 10, 2017, (the “Chuzhou Agreement”) with the Nanqiao government in Chuzhou city, Anhui Province (“Nanqiao Government”) pursuant to which Hailiang Investment expects to launch, organize and operate a full-time, non-profit, private school, Chuzhou Hailiang Foreign Language School (the “Chuzhou School”) in Nanqiao District, Chuzhou City, Anhui Province.

The Chuzhou Agreement allows Hailiang Investment to operate the Chuzhou School for 30 years beginning on September 1, 2017 in the location of Chuzhou No. 2 Professional High School, which has a total site area of approximately 62,667 square meters and a gross floor area of approximately 34,700 square meters. Chuzhou School uses the lands, buildings, equipment and other properties of its predecessor school to provide middle school, high school, international high school, and potentially primary school education beginning in September 2018. We anticipate the student body to reach approximately 1,500.

Pursuant to the Chuzhou Agreement, Hailiang Investment expects to remit rental payment in the amount of is ten percent of the net profits of the Chuzhou School starting from the fourth anniversary, and remit an additional RMB 1 million (US$150,000) per school year starting from the seventh anniversary.

As of June 30, 2017, across our eight affiliated schools, we had an aggregate number of 20,950 students, including 421 students in kindergarten, 4,018 students in primary school, 5,348 students in middle school, 8,338 students in high school of our basic educational program and 2,825 students in our international program. At the same time, our schools employed an aggregate number of 1,634 teachers and educational staff. We have experienced significant growth since 1995, as the national and local governments in the PRC have adopted various policies to encourage and support the growth of private K-12 education in China. Since the commencement of operation of our first Hailiang school in 1995, an aggregate number of approximately 30,000 students have graduated from our high schools.

The following table sets forth the basic information of our 8 currently in operation schools as of June 30, 2017.

School	Year Opened/Acquired	Educational Programs	Number of Students	Number of Classes	Number of Teachers and Educational Staff
Hailiang Foreign Language School	1995	International Primary School	780	43	92
		International Middle School	852	36	86
		International High School	1,104	58	129

		Sub-total	2,736	137	307
Hailiang International Kindergarten **	2016	Basic program kindergarten	100	5	10
		International program kindergarten	89	4	12

		Sub-total	189	9	22
Hailiang Primary School **	2016	Primary School	2,595	82	204

		Sub-total	2,595	82	204
Hailiang Junior Middle School **	2016	Middle School	2,998	60	168

		Sub-total	2,998	60	168
Hailiang Senior Middle School **	2016	High School	4,233	92	304

		Sub-total	4,233	92	304
Zhuji Private High School	2001	High School	3,200	65	231

		Sub-total	3,200	65	231
Hailiang Art Middle School ***	2017	High School	905	24	124

		Sub-total	905	24	124
Tianma Experimental School	2009 *	Kindergarten	321	11	23
		Primary School	1,423	41	136
		Middle School	2,350	44	115

		Sub-total	4,094	96	274

		Total	20,950	565	1,634

(*)	Tianma Experimental School commenced operation in 1995, and we acquired Tianma in 2009.
(**)	Hailiang International Kindergarten, Hailiang Primary School, Hailiang Junior Middle School and Hailiang Senior Middle School became independent from Zhuji Hailiang Foreign Language School.
(***)	Hailiang Art School became independent from Zhuji Private High School.

The following table sets forth the numbers of students, classes and teachers and educational staff as of June 30, 2015, 2016, and 2017.

	Number of Students			Number of Classes			Number of Teachers and Educational Staff
	June 30, 2015	June 30, 2016	June 30, 2017	June 30, 2015	June 30, 2016	June 30, 2017	June 30, 2015	June 30, 2016	June 30, 2017
Kindergarten	525	423	421	19	18	16	41	63	33
Primary School	3,959	4,004	4,018	112	126	123	287	378	340
Middle School	3,765	4,492	5,348	72	87	104	209	263	283
High School	7,886	7,841	8,338	152	180	181	500	538	659
International Program	1,371	1,913	2,825	72	96	141	166	286	319
Total	17,506	18,673	20,950	427	507	565	1,203	1,528	1,634

Each of our current 8 schools is located within Zhuji city and is situated on spacious campuses. As of June 30, 2017, our 8 schools in aggregate had over 598 multi-media classrooms, all with Wi-Fi-coverage, over 1,723 computers and tablet computers,15 sports fields and approximately 4,700 student dormitory rooms.

Except for our new Chuzhou School, we generally require all of our students to board at our schools, and substantially all of our students are housed in our boarding facilities. Each student dormitory building houses 192 to 1,404 students per building. Students who wish to commute and not board at our schools are reviewed and admitted on a case-by-case basis and generally we only accept non-boarding applications from kindergarten students or students that can demonstrate a feasible commuting arrangement that would not affect their ability to attend our school programs in any material way. Boarding fees generally range from RMB4,000 to RMB6,000 per school year, depending on, among other factors, the grade of the students as well as the level of accommodation required. A majority of our boarding students are from areas outside of Zhuji. Our boarding facilities provide an attractive option to parents who want their children to experience living outside the home before attending college in China or overseas.

645 Students who wish to commute and not board at our schools are reviewed and admitted on a case-by-case basis and generally we only accept non-boarding applications from students that can demonstrate a feasible commuting arrangement that would not affect their ability to attend our school programs in any material way.

Under the supervision of our board of directors, our school system is managed by an eight-member principals committee. The committee consists of a principal general in charge of our overall school operations, five vice principals responsible for the operation of programs, strategic development and educational program development and supervision, and another two vice principals separately in charge of our international program, security and logistics, and human resources and student affairs. The committee meets on a monthly basis and the meeting agenda consists of regulatory updates, industry news, curriculum development and operation adjustments. We believe effective and timely exchange among the principals of our schools and executives of our group ensures consistent quality in educational services as well as efficient resource allocation and school management.

In June 2016, Hailiang Management entered into an agreement to acquire 80% of the equity interests in a company who currently is the sponsor of Xiantao No.1 Middle School (the “Xiantao School”) in Hubei province, China, for a total consideration of approximately US$33.7 million (RMB224 million). In June 2016, we entered into a framework agreement with Hailiang Management to provide educational services for the Xiantao School, including, but not limited to, course program development, faculty training, education facilities and equipment maintenance, and market development. As of the date of this annual report, we have not entered into any definitive agreement with Hailiang Management to operate Xiantao School.

Our students can choose between enrolling in our basic educational program or our international program. The key differences between our basic educational programs and our international program are as follows:

	Basic educational program	International program
Post-graduation plans	• Higher level education in the PRC	• Higher level education overseas

Coursework	• Government-mandated coursework	• Government-mandated coursework

	• Elective courses developed by our school faculty.	• Curricula with a focus on preparing students to study abroad, such as mandatory language courses and subjects addressed in A-levels courses and SAT courses

Student to teacher ratio	• 13.8 students to 1 teacher (in the 2016/2017 school year)	• 8.9 students to 1 teacher (in the 2016/2017 school year)

Examinations taken	• Gaokao (China’s standardized college entrance examination)	• In addition to Gaokao which is optional, examinations for purposes of entering into overseas universities and colleges, such as SAT, A-levels and related language tests

Tuition	• RMB36,229 (approximately US$5,354) (for the 2016/2017 school year)	• RMB 69,161 (approximately US$10,202) (for the 2016/2017 school year)

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

As of June 30, 2017, we offered approximately 263 courses. These courses include approximately 53 courses that are mandated by the PRC national government and the relevant local governments and approximately 210 elective courses including Applied Physics, Economics, English Literature, Computer Programming, Interior Design, Photography and Choreography. We primarily use course materials designated by the governmental authorities for our basic educational program which we complement with materials that our teachers have designed and developed based on their research and experience. We also offer after-school courses based on our students’ special interests and needs, such as workshops for science competitions.

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

The number of students enrolled in our international program has increased rapidly in the last five school years, from 854 as of June 30, 2013 to 1,180 as of June 30, 2014, 1,371 students as of June 30, 2015, 1,913 students as of June 30, 2016 and 2,825 students as of June 30, 2017. In addition, the 2012/2013 school year was the first year we expanded the international program beyond the high school level by creating international program classes in the primary and middle school levels. We intend to continue to enhance our international program, especially at the primary and middle school levels.

In our 2017 graduate class, 115 students were admitted by overseas institutions after taking our international program. International program students in 2017 graduate classes were accepted to colleges overseas in countries including, but not limited to, the United States, Canada, Australia, the United Kingdom, South Korea, Japan, and Switzerland.

In addition to preparing Chinese students to study abroad, we also have programs dedicated to foreign students to learn Chinese at our schools. In 1999, we were authorized by the Zhejiang provincial government to accept foreign students for Chinese language training. Foreign students may prepare and take the Chinese Proficiency Test administered by the Department of Education of the PRC and the Gaokao for admission to universities in China. We also offer subjects featuring Chinese culture, such as Chinese History, Chinese Geography, Martial Arts and Chinese Painting and Calligraphy. As of June 30, 2017, we had 116 foreign students coming from countries including, but not limited to, South Korea, Germany, Russia, Brazil, the United States, Italy, Spain and the Netherlands. As part of our international focus, we have organized summer camp programs in the United Kingdom, Canada, the United States, Australia, and South Korea in conjunction with other educational service providers. These summer camp programs are open to both our basic educational program students as well as our international program students. During the summer of 2017, around 784 of our students participated in these summer programs.

Hailiang Educational Park

Hailiang Management, a company controlled by our controlling shareholder, Mr. Feng, has completed the construction of the Hailiang Educational Park, which has a total site area of approximately 850,000 square meters and a floor area of approximately 550,000 square meters. Hailiang Educational Park commenced operation in September 2015, and over 11,000 students and 900 teachers began classes on the new campus at the start of the school year on September 7, 2015. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Educational Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2017, the selected programs from Tianma Experimental School and Zhuji Private High School no longer operate in Hailiang Education Park, and both Tianma Experimental School and Zhuji Private High School operate on their existing respective campuses.

The Hailiang Educational Park has approximately six classroom buildings, an administrative building, six dining halls, six track fields, a landmark tower, a school hospital, 20 student dormitory buildings and ten dormitory buildings for teachers and staff, all of which have been completed and put into operation as of the date of this annual report. In addition, there is a multi-function sports center with basketball courts and an in-door swimming pool, and a student activity center in the Hailiang Educational Park. The hotel is completed and final construction examination has been approved. The hotel is now in operation and has obtained all required permits and licenses. The Hailiang Educational Park is designed to accommodate a maximum of approximately 12,000 students and 2,000 teachers. The school facility contains a number of modern and distinctive buildings such as the main administration and classroom building, the landmark tower, and the new kindergarten department building with a distinctive trumpet shell-shaped architectural design.

On November 18, 2015, the Company entered into the lease agreement with Hailiang Management regarding Hailiang Educational Park. The term of the lease is for twenty years and the rental fee in the first year is RMB20.0 million (approximately $3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Management. The lease covers the properties and facilities of Hailiang Educational Park with a total combined gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively.

On December 7, 2015, the Company entered into an agreement to terminate the property lease agreement between Hailiang Foreign Language School and Hailiang Management dated June 30, 2009, according to which the lease of the old campus occupied by Zhuji Hailiang Foreign Language School is terminated on September 1, 2015.

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

Furthermore, We also entered into a series of leasehold improvement contracts with Heng Zhong Da for the leasehold improvement of classroom buildings, dining halls, student dormitories of Zhuji Private High School and Tianma Experimental School, and amount of the contracts was RMB 19.7 million and RMB 34.6 million for the year ended June 30, 2016 and 2017, respectively.

We have paid RMB 268 million, RMB 22.7 million and RMB 29.4 million to Heng Zhong Da during the year ended June 30, 2015, 2016 and 2017, respectively.

Our Students

Student recruitment and admission

We have operated in Zhuji city for 20 years. We believe that prospective students are attracted to our schools due to our brand name and the quality of our programs. Our target students are from families with medium-to high-levels of household income as well as students who want to study abroad after graduating from our schools.

In addition to attracting and recruiting students in Zhuji city, we also send out recruiters to over 40 cities and towns in Zhejiang, Shanghai and Jiangsu, and now additionally, Anhui. We also encourage our teachers and educational staff to actively participate in the recruitment process and offer incentive-based payments to employees who make a significant contribution to student recruitment. We also rely on a combination of advertisements on local television channels and newspapers to recruit students. As of June 30, 2017, we had 13,782 students from Zhejiang and 7,052 students from other regions in China, including 31 other provinces, Hong Kong and Taiwan. We also have 116 foreign students coming from 26 foreign countries.

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

For our new Chuzhou School, we are still promulgating the specific student recruitment policy, criteria and procedures.

Academic performance

We routinely monitor our students’ progress against academic standards. We link our standards and instructional programs with national and local standards published by the regulatory authorities, and we believe our students are well-prepared for the Zhongkao and the Gaokao. We require our teachers to regularly evaluate their students against academic standards and to set specific goals with their students. Our students take all standardized tests required by state and local authorities, and we also administer our own annual tests calibrated to our academic standards. Student academic achievement in our schools has been substantial, as measured by these external assessments. For example, over 95% of our students in the 2015 graduate classes passed the Joint Graduation Exam, which is an annual provincial test administered to each graduating class. In addition, we have surpassed the Gaokao standard set by the Zhuji branch of the MOE. In the 2014/2015 school year, the Zhuji branch of the MOE required a minimum of 127 students to pass the admission cutoff of “first tier universities.” We exceeded this standard, with 231 students passing this admission cutoff in the 2014/2015 school year. From the 2015/2016 school year, while the admission cutoff of “first tier universities” is no longer used by the PRC Ministry of Education, 189 of our students passed this admission cutoff in the 2015/2016 school year. We continue to monitor the academic performance of our students through our own annual tests. In the 2016 graduate class, 16 students passed the independent enrollment tests to be accepted by certain top-level Chinese universities, including Zhejiang University, Shanghai Jiao Tong University, Fudan University and University of Chinese Academy of Sciences. In the 2017 graduate class, 199 students passed the independent enrollment tests to be accepted by certain top-level Chinese universities, including Zhejiang University, Shanghai Jiao Tong University, Fudan University and University of Chinese Academy of Sciences, or accepted by top universities in Zhejiang via the Three-in-One tests (a unique test approved by the Zhejiang provincial government and administered by each university in Zhejiang to admit students based upon a heuristic evaluation of a students’ school grades, overall capabilities, and GaoKao). In the senior high school entrance examination of 2016/2017, 10 of our students placed in Top 10, 16 of our students placed in Top 20 and 56% of our students placed in Top 50 among other students in Zhuji city, according to the examination results. In the 2017 graduate class, 115 students who graduated from our international program received admission offers from overseas universities, including the University of California, Irvine (U.S.A.), American University (U.S.A.), University of Sydney (Australia), University of Manchester (U.K.), and Korea University (Korea). Hailiang students also achieved excellent results in various academic competitions at the national and provincial levels, including competitions in mathematics, physics, chemistry, biology and computer science.

Student retention

Upon graduating from kindergarten, primary or middle school, our students may choose to apply for admission into the next level of educational programs in our school system. Although some of our students may also choose to apply for admission into programs of other educational service providers, such as public schools, we have historically experienced a relatively high student retention rate, reflecting the wide recognition of our educational quality by students and parents. For our 2017 graduate classes, 81% of our primary school graduates were admitted into our middle schools and 85% of our middle school graduates were admitted into our high schools.

From time to time, students may experience declining academic performance. Our teachers counsel and assist students on academic and personal matters in order to maximize student retention. Remedial courses are available for students with lower grades, and additional practice materials and sessions are also available for students experiencing academic difficulties. Our average net annual student retention rate for all students, which measures the percentage of students enrolled at the beginning of the year who move on to the next grade level was approximately 87.5% for the 2014/2015 school year, 89.0% for the 2015/2016 school year, and 90 % for the 2016/2017 school year.

Our Teachers

Our schools seek to hire teachers and educational staff who hold the necessary academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance. For our K-12 schools, we also require our teachers to possess the qualifications required by PRC regulatory authorities. As of June 30, 2017, approximately 6% of our teachers and educational staff hold master’s degrees or above, and we had 66 full-time foreign teachers. Foreign teachers are staffed interchangeably in respective schools and mainly teach foreign languages including English, Japan and Korean.

Our teachers are critical in maintaining the quality of our programs and services and to maintaining our brand and reputation. Our teachers had an average of over 4.3 years of educational experience as of June 30, 2017. We have built a team of veteran teachers with extensive teaching experience. These teachers have a passion for teaching, mastery of their subject areas, strong communication skills and the ability to use innovative and student-centric teaching methods. By drawing upon the experience and insights from our more experienced teachers, as well as the enthusiasm and adaptability of our younger teachers, we are able to deliver high-quality teaching services. Some of our teachers have gained national recognition in their respective educational areas. As of June 30, 2017, 7% of our teachers and educational staff have obtained Advanced Teaching Qualifications ( ), the highest K-12 teacher’s qualification available in China. In addition, for the 2016/2017 school year, 9 of all our teachers and educational staff, were recognized as “Exceptional Teachers” ( ), a national award given by the MOE to teachers who have made significant contributions to their schools and profession.

The following table lists information about our teachers and educational staff at each school and each educational program as of June 30, 2017.

School	Number of Teachers and Educational Staff	Number of Teachers with “Advanced Teaching Qualifications”	Number with Master’s Degree or Above
Hailiang Foreign Language School	307	7	27
Hailiang International Kindergarten	22	—	—
Hailiang Primary School	204	8	—
Hailiang Junior Middle School	168	21	2
Hailiang Senior Middle School	304	42	27
Zhuji Private High School	231	13	26
Haiiang Art Middle school	124	—	12
Tianma Experiment School	274	21	6
Total	1,634	112	100

Our schools are staffed with three levels of teachers and educational staff: senior teachers, mid-level teachers and junior teachers. Senior teachers are outstanding teachers chosen by our schools for their excellent teaching and their ability to improve student performance. All of our senior teachers have obtained “Advanced Teaching Qualifications”. Starting from the beginning of the fiscal year ended June 30, 2016, we no longer count mid-level teachers with nationally-qualified first degree teaching qualifications towards senior teachers, and instead count them towards Mid-level teachers. Mid-level teachers are teachers with nationally-qualified first, second, or third degree teaching qualifications. Junior teachers are teachers who have not yet received their teaching certification. Senior teachers have managerial responsibilities in addition to their responsibilities as classroom instructors. We believe this three-tier seniority system provides an attractive career path and allows new teachers to be mentored by more experienced teachers. As of June 30, 2017, our team of teachers and educational staff consisted of 112 senior teachers, 331mid-level teachers and 829 junior teachers.

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

Our teachers’ compensation is to a large extent based upon the results of those evaluations. We provide outstanding teachers with bonuses and provide capable and experienced teachers with opportunities to be promoted to management roles. We offer our senior teachers additional incentives such as extra bonuses, opportunities to study abroad and housing allowances. In general, the compensation levels between teachers at our schools varies more widely than in local public schools. We believe that this structure encourages competition, and along with career advancement opportunities and continuing training, allows us to recruit and retain talented teachers. In addition to incentivizing qualified teachers to stay, we also take an aggressive approach to removing approximately 1% to 6% of teachers and educational staff who do not meet our teaching standards on a yearly basis. Our teacher retention rates as of June 30, 2015, 2016, and 2017 were 97.6%, 90.5% and 95.1%, respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period).

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

Competition

The K-12 educational services market in China is rapidly evolving, highly fragmented and competitive. According to a report prepared at our request by Sansheng Consulting, an independent market research firm, or the Sansheng Report, the total number of private K-12 schools has increased steadily, from 145,817 in 2013 to 171,000 in 2016. The proportion of students in private K-12 schools against the total number of students in K-12 schools also increased from 16.5% to 18.6% during the same period. However, in 2016, the top 6 private schools in China, including our Company, only enrolled 0.4% of the total private school students in China, according to the Sansheng Report.

Because the market share of private K-12 schools is relatively small compared to that of public schools, our primary competitors are public K-12 schools in areas where we recruit our students. With respect to our basic educational program, currently our major competitor in Zhuji is Zhuji No. 1 Middle School. With respect to our international program, currently our major competitors are Hangzhou No. 14 Middle School’s AP Center, The Affiliated High School of Hangzhou Normal University International Department, and Hangzhou Foreign Language School. We also face competition from Zhuji Ronghuai School, which is the second-largest private school in Zhuji, where 8 of our schools are located. Additionally, with respect to our new school Chuzhou School, we face competition from Chuzhou Biguiyuan foreign language school, Chuzhou Xinrui private school, some of the largest private school in Chuzhou, Anhui. As we continue to grow our business through expansion and acquisitions, we also expect to face competition from K-12 schools, both private and public, located in other geographic regions where we will establish or acquire additional K-12 schools.

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

Properties and Facilities

We currently lease properties with a total combined gross floor area and site area of approximately 0.78 million square meters and 1.12 million square meters, including approximately 850,000 square meters of the Hailiang Educational Park, in Zhuji city, Zhejiang province, China, from entities affiliated with Mr. Feng, our controlling shareholder. By leasing such properties from Mr. Feng, we avoid significant capital expenditures in connection with land use right purchases and facilities construction. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties.” We have obtained assurance letters from the local regulatory authorities confirming that the land use of our schools has been in compliance with all applicable laws and regulations as of December 31, 2013, but we have not obtained such letters regarding Hailiang Educational Park.

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

Hailiang Management, a company controlled by our controlling shareholder, Mr. Feng, has completed the construction of the Hailiang Educational Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Educational Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2017, the selected programs from Tianma Experimental School and Zhuji Private High School no longer operate in Hailiang Education Park, and both Tianma Experimental School and Zhuji Private High School operate on their existing respective campuses. On November 18, 2015, the Company entered into the lease agreement with Hailiang Management regarding Hailiang Educational Park. The term of the lease is for twenty years and the rental fee in the first year is RMB20.0 million (approximately $3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Management. The lease covers the properties and facilities of Hailiang Educational Park with a total gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.”

Additionally, we also lease properties with a total combined gross floor area and site area of approximately 97,300 square meters from the Nanqiao Government pursuant to a Chuzhou Agreement dated July 10, 2017 for our Chuzhou School. The term of our lease under the Chuzhou Agreement is for thirty years starting from September 1, 2017, with an option to renew the Chuzhou Agreement upon expiration. Pursuant to the Chuzhou Agreement, the rental payment for the Chuzhou School properties are in the amount of is ten percent of the net income of the Chuzhou School starting from the fourth anniversary of September 1, 2018, and an additional RMB 1 million (US$150,000) per school year starting from the seventh anniversary of September 1, 2018.

Employees

We had 2,236, 2,826, and 3,240 employees as of June 30, 2015, 2016, and 2017, respectively. The majority of our employees are full-time and have signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff, we also have employees in sales and marketing, information technology and general administration. The following table sets forth the numbers of our employees, categorized by function as of June 30, 2017.

As of June 30, 2017
Teachers and educational staff	1,634
Cafeteria and dining hall staff	569
Student living staff	483
Security and safety staff	130
Administrative staff	182
Other staff	242
Total	3,240

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

Intellectual Property

Our schools hold copyrights to various course materials that have been developed internally and provide a basis for improving the quality of our educational services. Our strategic plan calls for continued and extensive investment in maintaining and expanding these assets. We have also registered ten domain names with the China Internet Network Information Center, www.hailiangedu.com , www.hailiangeducation.com, www.hlcis.com, www.hailiangkids.com, www.hlschool.com.cn, www.hlcjzx.com, www.zjhlgz.com, www.hailiangschool.com, www.hailiangart.com and www.tmschooledu.com. We had one registered trademark in the PRC, and we are currently applying for two trademarks with the Trademark Office of SAIC in China. To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our educational services, in particular for our international program which requires foreign-language educational materials.

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

Regulations on Private Education

The principal laws and regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of the relevant provisions of these regulations.

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

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was amended on June 29, 2013, and the Implementation Rules for the Law for Promoting Private Education of the PRC (“2004 Private Education Law”) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or the MCA, or its local counterparts as a privately run nonenterprise institution. Each of our schools has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the MCA.

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. However, the operations of a private school are highly regulated under the above regulations. For example, the types and amounts of fees charged by a private school providing academic qualifications education shall be approved by relevant government authorities and publicly disclosed, and a private school that provides non-academic qualifications education shall file its pricing information with the relevant government authorities and publicly discloses such information.

According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of shareholder’s ownership with respect to companies in terms of legal, regulatory and tax matters. For example, the name of the sponsor shall be entered into the private schools’ articles of association and Permit for Operating a Private School, similar to that of shareholders where their names shall be entered into the company’s articles of associations and corporate records filed with relevant authority. From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by means such as adopting the private school’s constitutional documents, electing the school’s decision-making bodies, including the school’s board of directors and principals. The sponsor can also profit from the private schools by receiving “reasonable returns,” as explained in detail below, or disposing its sponsorship interests in the schools for economic gains. However, the rights of sponsors vis-à-vis private schools also differ from the rights of shareholders vis-à-vis companies. For example, under the PRC laws, a company’s ultimate decision-making body is its shareholders meeting, while for private schools, it is the board of directors, though the members of which are substantially appointed by the sponsor. The sponsorship interest also differs from the ownership interests with regard to the right to the distribution of residual properties upon liquidation of a private school, mainly because private education is treated as a public welfare undertaking under the current regulations. While private education is treated as a public welfare undertaking under the current regulations, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. Private schools whose sponsor does not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsor require reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by such authorities in this regard.

The Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC (the “2016 Private Education Law”), or the Amendment, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and became effective on September 1, 2017.

Pursuant to the 2016 Private Education Law, the most significant change in the PRC regulations concerning private education in the PRC is that sponsors of private schools may choose to establish schools as either non-profit or for-profit schools. Under the 2016 Private Education Law, the term “reasonable return” is no longer used and sponsors of private school may choose to establish nonprofit or for-profit private schools at their own discretion, while before the 2016 Private Education Law, all private schools shall not be established for for-profit purposes. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the schools engaged in compulsory education should retain their non-profit status after the 2016 Private Education Law comes into force. The 2016 Private Education Law further establishes a new classification system for private schools to be classified by whether they are established and operated for profit-making purposes. In addition, there is also a differentiated policy system, which is being established for non-profit private schools and for-profit private schools.

In addition, 2016 Private Education Law also provides that private schools providing certifications or diplomas, pre-school education, other culture education (including K-12 education) and self-study aids are subject to approval by the education authorities, while private schools engaging in occupational training are subject to approval by the administrative department(s) for human resources and social security.

The key features of the differences between sponsorship and equity ownership, following the effectiveness of 2016 Private Education Law, include the following:

•	Right to receive a return on investment. Pursuant to the 2004 Private Law Education, either sponsors or owners shall have the right to receive a return on investment. However, the portion of after-tax profits that can be distributed by a company to its owner is different from that distributed by a school to its sponsor. Under the PRC Company Law, a company is required to allocate 10% of its after-tax profits to statutory reserve funds, while under the 2004 Private Education Law, a school that requires reasonable returns is required to allocate no less than 25% of its annual net profit or annual increased net assets to its development fund as well as make allocation for mandatory expenses as required by applicable laws and regulations. The 2016 Private Education Law no longer uses the term “reasonable return” and now requires private schools to register as either for-profit or non-profit schools, the Implementation Rules of 2016 Private Education Law has not been enacted, so it remains uncertain, how the Implementation Rules will apply to the right to receive a return on investment for owners, and sponsors of schools that register as non-profit, specifically;

•	Right to the distribution of residual properties upon termination and liquidation. With respect to a school, 2016 Private Education Law provides that the property of a private school shall be liquidated in the following order: (1) tuition fees and extras and other expenses paid by educatees that should be returned; (2) wages payable to the teachers and staff members and the social insurance premiums that should be paid; and (3) other debts that should be cleared off. The remaining property of a non-profit private school after the debts mentioned above are settled shall continue to be used for the running of other non-profit schools; the remaining property of a for-profit private school after the debts mentioned above are settled shall be disposed of according to relevant provisions of the PRC Company Law. And under the PRC Company Law, the remainder properties after payment of relevant fees and compensations upon termination and liquidation of a company, shall be distributed to its owners.

Despite the above differences between sponsorship and ownership, the sponsor of a private school has effective control over such private school under the 2004 Private Education Law through controlling the executive council or board of directors of such school, which is the decision-making body of the school. Through the school’s decision-making body, the sponsor exercises a broad range of powers, including (i) the appointment and dismissal of the school principal, (ii) the amendment of articles of association of the school and formulation of rules and regulations of the school, (iii) the adoption of development plans and approval of annual work plans, (iv) raising funds for school operations and adoption of budgets and final accounts, (v) making decisions on the size and compensation of the staff, (vi) making decisions on the division, merger or termination of the school, and (vii) making decisions on other important matters of the school. In addition, through controlling the decision-making body, the sponsor also has the power to use and manage the properties of the school in accordance with relevant laws and regulations.

A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local bureaus as a privately run non-enterprise institution. In addition, schools and their learning centers must make filings with the MOE (Ministry of Education) and the Ministry of Civil Affairs or their local bureaus. Our 8 schools have obtained and maintained the private school operating permits. For our Chuzhou School which is expected to commence student enrollment in September 2018, we have obtained the name pre-registration notice of private non-enterprise organization from the Civil Organization Administration of Nanqiao district, Chuhzou city, to operate as a private school providing 9 year compulsory education of PRC, is are in the process of obtaining the operating permit from the local bureau of MOE and MCA (Ministry of Civil Affairs).

Besides the 2016 Private Education Law and the above regulations, the following and other specific implementation rules of the 2016 Private Education Law as applied to the operation requirement of nonprofit schools and for-profit schools have not been introduced:

•	the amendment to the Implementation Rules for the Law for Promoting Private Education of the PRC;

•	the local regulations relating to legal person registration of for-profit and nonprofit private schools; and

•	the specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which our schools are located, including but not limited to the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measures for the collection of non-profit private schools’ fees.

Prior to September 1, 2017, which is before the 2016 Private Education Law took effect, private schools were divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns. While private education is treated as a public welfare undertaking under the regulations, in the case of private schools choosing to require “reasonable returns,” sponsors of these schools may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses required by the regulations.

According to the 2016 Private Education Law, the key features of the aforesaid new classification system for private schools include the following:

•	sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations;

•	sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools;

•	for-profit private schools are entitled to set their own tuition and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments;

•	private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the 2016 Private Education Law taking effect are still unclear as more specific provisions are yet to be introduced;

•	where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government;

•	the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and

•	people’s governments at or above the county level may support private schools by subscribing to their services, provision of student loans and scholarships, and leases or transfers of unused state assets. The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provides that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students etc. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments etc. In addition, under the State Council Opinions, private schools shall strengthen its construction of the Chinese Communist Party, or the CCP, and further the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs. The construction of the CCP’s organizations by the private schools as well as the CCP’s leadership to private schools shall constitute an important part of such schools annual inspection.

On December 30, 2016, the MOE, MCA, SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the 2016 Private Education Law. Generally, if a private school established before promulgation of the 2016 Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by people’s governments at the provincial level.

On December 30, 2016, the MOE, SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC.

For a detailed discussion on how the 2016 Private Education Law and the above regulations will affect our schools, see “Risk Factors—Risks Related to Business and Industry—We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations”

As such, starting from September 1, 2017, when the 2016 Private Education Law took effect, while private schools are required to register as either for-profit or non-profit schools, and the sponsor of a private school could independently register the school as non-profit or for-profit. While presently, the schools providing compulsory education services could not be registered as for-profit, the Implementing Rules of 2016 Private Education Law has not been enacted by the various levels of provincial and local governments, and therefore the specific registration procedures of schools, and the specific effects of the rules on our company and operation are uncertain at the date of this annual report. For example, we are uncertain about the tax regulations for for-profit private schools under the 2016 Private Education Law since specific provisions have not been introduced. In addition, the specific procedure regarding registering as for-profit or non-profit private schools have not been promulgated or published.

As of June 30, 2017, and as of the date of this annual report, 8 of our 9 schools were registered as private schools requiring reasonable returns. Our new Chuzhou School is organized as a private school not requiring reasonable return. 8 of our 9 schools are currently private schools requiring reasonable returns, and we intend to apply for non-profit school permits for all of the remaining 8 schools when we receive regulatory clarity from the local governments in the provinces of Zhejiang and An’hui.

Regulations on Education-related Fees

The 2016 Private Education Law stipulates that for-profit private schools are entitled to set their own tuition and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments.

As such, if our private schools choose to register as for-profit private schools for our noncompulsory education services, we will be able to set our own tuitions and other miscellaneous fees according to the market conditions. However, pursuant to the 2016 Private Education Law, for our compulsory education services, our private schools are required to register as non-profit private schools, and will be subject to regulations of non-profit private schools, and as such, shall be regulated by the provincial, autonomous regional or municipal governments.

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

However, since the implementing rules for the 2016 Private Education Law are still being promulgated by the provincial, autonomous regional or municipal governments, we are uncertain how the implementing rules will impact our operation and business model from the perspective of tuition and other education-related fees. For example, the most recent ceiling on tuition and boarding expenses we can charge was set out by the Zhuji branch of the MOE in August 2016, which sets forth the maximum amounts of tuition and boarding expenses for the basic education program of primary school, middle school and high schools as RMB60,000 per student, RMB65,000 per student and RMB70,000 per student, respectively. In the 2016/2017 school year, we charged an average tuition per student for the primary school, middle school and high school education under our basic educational program of RMB 36,812, RMB 34,876 and RMB 37,622. Pursuant to the registration documents filed with local authorities for the 2016//2017 school year, we can charge RMB73,000 to RMB136,000 for our international program. For the 2016/2017 school year, we charged an average tuition per student for international program of RMB 69,161, tuition for some of our international programs has reached the maximum limits of tuition, such as the A-Level program. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Pricing of Educational Programs.”

Regulations on Chinese-foreign cooperation in operating schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated by the State Council in 2003 and the Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, which were issued by the MOE in 2004 and amended in 2013.

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

Foreign investment in educational service industry

Under the Foreign Investment Industries Guidance Catalog (2015), or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission, or NDRC, and the MOFCOM in March 2015 and became effective on April 10, 2015, as amended in 2017 and amendment took effect on July 18, 2017, foreign investment is encouraged in non-academic vocational training institutions. Preschool education, senior high school education and higher education in grades 10 to 12 are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allowed to operate senior high schools in cooperative ways in the PRC. Any foreign investment in higher education and senior high school education has to take the form of a cooperative joint venture. Foreign investment is banned from compulsory education, which means grades 1 to 9. Foreign investment is allowed in after-school tutoring services and training services which do not grant certificates or diplomas.

We conduct our private education business in China primarily through contractual arrangements among our operating subsidiary in China and Hailiang Investment and our schools owned and operated by Hailiang Investment and the shareholder of Hailiang Investment. We hold the required licenses and permits necessary to conduct our private education business in China through the schools owned and operated by Hailiang Investment. The sponsor of our current 8 schools is in compliance with the requirements of the Foreign Investment Catalog, and we control and operate our schools through contractual arrangements that do not violate the Foreign Investment Catalog.

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

As of June 30, 2017, we registered ten domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

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

Copyright

The National People’s Congress amended the Copyright Law in 2001 and in 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005. In addition, to protect the information network transmission right of copyright holders, performers, producers of audio and video recordings in the internet space, Regulations on Protection of Information Network Transmission Right was promulgated in 2006 and amended in 2013 by State Council.

Trademark

The PRC Trademark Law, adopted in 1982, revised in 2001 and further revised in 2013, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We had one registered trademark in the PRC, and we are currently applying for two trademarks with the Trademark Office of SAIC in China.

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

Regulations on Foreign Exchange in Certain Onshore and Offshore Transactions

The Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through offshore Special Purpose Company
( ) the “Notice” or “Circular No. 37”), which was promulgated by SAFE and became effective on July 14, 2014, requires a PRC individual resident to file a “Registration Form of Offshore Investments Contributed by Domestic Individual Residents” and register with the local SAFE branch before he or she contributes assets or equity interests in an offshore special purpose company, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing. Following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change includes, among other things, any major change of the offshore special purpose company’s PRC resident shareholder, name of the offshore special purpose company, term of operation, or any increase or reduction of the offshore special purpose company’s registered capital, share transfer or swap, and merger or division. Failure to comply with the registration procedures of Circular No. 37 may result in penalties, including the imposition of restrictions on the ability of the offshore special purpose company’s PRC subsidiary to distribute dividends to the offshore entity.

As of the date of this annual report, to the best of our knowledge, our PRC resident shareholder with offshore investments in our group had registered with SAFE as to his offshore investments in accordance with the predecessor regulation of SAFE Circular No. 37, namely the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Financing and Return Investments Conducted by Domestic Residents via Special Purpose Vehicles (“Circular No. 75”), which was replaced by SAFE Circular No. 37 on July 14, 2014 but still effective when the relevant PRC resident shareholder made his investments. Therefore, as of the date of this annual report, our PRC resident shareholder has duly made such applications, filings and amendments as required.

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

In addition, at the end of each fiscal year, each of our schools is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or for the purchase or upgrade of school facilities. Such fund is also a statutory reserve that cannot be distributed as cash dividends. In particular, our 8 schools who are our affiliated entities, each of which is currently a private school that requires reasonable returns, are required to allocate no less than 25% of their annual net income for such purposes.

As of June 30, 2017, Hailiang Consulting had not paid any dividends to our offshore entities from its accumulated profits. No dividends were declared and paid during the 2015, 2016 and 2017 fiscal years.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Note:

(1)	According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect of private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. However, the differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, such as provisions regarding the right to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. Each of our schools has been registered as a private school that requires “reasonable returns.” Under the currently effective 2004 Private Education Laws and other PRC laws and regulations, although private education is mainly treated as a public welfare undertaking, sponsors of schools may choose to require reasonable returns from the annual earnings of the school after deduction of certain costs, expenses, donations, subsidies and required contributions to development funds. Hailiang Investment is the sponsor of each of the 8 schools we currently operate as registered pursuant to applicable PRC laws and regulations. However, following September 1, 2017 when the 2016 Private Education Laws came into effect, and subject to the promulgation of the Implementing Rules of the 2016 Private Education Laws, our schools will be required to register as private non-profit schools that are permitted to provide compulsory education services, and we will register our schools accordingly. For more information regarding the nature of schools requiring reasonable returns under relevant laws and regulations, school sponsorship and difference between sponsorship and ownership under relevant laws and regulations, see “—B. Business Overview—Regulations—Regulations on Private Education—The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).”

The following table sets out the details of our subsidiaries and affiliated entities that are significant to us:

Subsidiaries	Country of Incorporation	Ownership Interest
Hailiang Education (HK) Limited	Hong Kong	100%
Hailiang Education Management Group Co., Ltd.	China	100%
Ningbo Hailiang Education Logistics Management Co., Ltd	China	100%
Ningbo Haoliang Information Consulting Co., Ltd	China	100%
Zhuji Nianxin Lake Hotel Management Co., Ltd	China	100%

Affiliated Entities	Country of Incorporation

Zhejiang Hailiang Education Investment Co., Ltd.,

Hailiang Foreign Language School

Zhuji Private High School

Tianma Experimental School

Hailiang International Kindergarten

Hailiang Primary School

Hailiang Junior Middle School

Hailiang Senior Middle School

Hailiang Art Middle School

Zhejiang Hailiang Mingxin Education Technology Co., Ltd

China China China China China China China China China China

Contractual Arrangements with our affiliated entities and their Shareholder

Hailiang Inc. is a holding company with no substantive operations. We had previously, on December 31, 2013, through our PRC subsidiary, Hailiang Consulting, entered into a series of contractual arrangements with Hailiang Investment which enable us to:

•	exercise the power over our affiliated entities;

•	have the exposure or rights to variable returns from our involvement with our affiliated entities; and

•	exercise the ability to affect those returns through use of its power over our affiliated entities.

On June 30, 2017, we through our PRC subsidiary, Hailiang Consulting, entered into a series of revised and amended contractual arrangements with Hailiang Investment.

The following is a summary of the material provisions of the revised and amended contractual arrangements with our affiliated entities and the shareholder of Hailiang Investment:

Amended and Restated Call Option Agreement.

Pursuant to the amended and restated call option agreement between Hailiang Consulting, Hailiang Investment and Mr. Feng entered into on June 30, 2017, Mr. Feng unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the other agreements under the contractual arrangements or liquidation or dissolution of Hailiang Investment, all or part of the equity interest in Hailiang Investment at the lowest consideration permitted by PRC laws and regulations. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. In the event that the exercise price is higher than the registered capital of Hailiang Investment, Mr. Feng agreed to return any consideration paid in excess of such registered capital to Hailiang Consulting or any third party it designates. Without Hailiang Consulting’s written consent, Hailiang Investment and Mr. Feng may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Hailiang Investment’s assets, businesses or equity interests or merge with or acquire other businesses. Without obtaining Hailiang Consulting’s written consent, Hailiang Investment may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, this agreement shall remain in full force and effect until Hailiang Investment’s term of operations expires in April 2042.

Amended and Restated Power of Attorney.

On June 30, 2017, Mr. Feng executed an irrevocable amended and restated power of attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as his attorney-in-fact to (i) exercise on his behalf all his rights as a shareholder of Hailiang Investment, including those rights under PRC laws and regulations and the articles of association of Hailiang Investment, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Hailiang Investment in its business operations, and (iii) unconditionally assign Mr. Feng’s shareholding rights to Hailiang Consulting, including dividends or other benefits associated with shareholding that Mr. Feng receives from Hailiang Investment.

Amended and Restated Consulting Services Agreement.

Pursuant to the amended and restated consulting services agreement between Hailiang Consulting, Hailiang Investment and Mr. Feng, as the shareholder of Hailiang Investment, entered into on June 30, 2017, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide comprehensive technical and business support services to Hailiang Investment’s affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the affiliated entities may need from time to time. Without the prior consent of Hailiang Consulting, none of Hailiang Investment’s affiliated entities may accept such services provided by any third party. Hailiang Consulting owns the exclusive intellectual property rights created as a result of the performance of this agreement. Hailiang Investment’s affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the percentage ratio for calculating the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. The consulting services agreement enables Hailiang Consulting (or its controlled affiliate) to charge an annual service fee, the maximum of which equals the net income of Hailiang Investment’s affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the consulting services agreement, Hailiang Investment and Mr. Feng agree that they will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Hailiang Investment’s affiliated entities, disposing of their equity interests in Hailiang Investment’s affiliated entities, or paying dividends to Mr. Feng without the written consent of Hailiang Consulting. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the agreement shall remain in full force and effect during the term of operations of Hailiang Investment’s affiliated entities.

Amended and Restated Equity Pledge Agreement.

Pursuant to an amended and restated equity pledge agreement between Hailiang Consulting, Mr. Feng and Hailiang Investment entered into on June 30, 2017, Mr. Feng unconditionally and irrevocably pledged all of his equity interests in Hailiang Investment to Hailiang Consulting to guarantee performance of the obligations of Hailiang Investment’s affiliated entities under the call option agreement, power of attorney and consulting services agreement, each as described above. Mr. Feng agreed that without prior written consent of Hailiang Consulting, he shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Hailiang Investment or create or allow any encumbrance on the pledged equity interests. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the equity pledge agreement remains in full force and effect until all of the obligations of Hailiang Investment’s affiliated entities under the consulting services agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Hailiang Investment has been duly registered with the local branch of SAIC and is effective upon such registration.

D. Property, Plant and Equipment

Our principal executive offices are located at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang Province, 310051, People’s Republic of China. We lease all real properties used by our schools, including approximately 850,000 square meters of the Hailiang Educational Park, with a total combined gross floor area and site area of approximately 0.78 million square meters and approximately 1.12 million square meters from Hailiang Management which is controlled by Mr. Feng, our controlling shareholder.

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Educational Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters. Tianma Experimental School’s and Zhuji Private High School’s remaining programs continue to operate on their existing respective campuses. On November 18, 2015, the Company entered into the lease agreement with Hailiang Management regarding Hailiang Educational Park. The term of the lease is for twenty years starting in September 2015, and the rental fee in the first year is RMB20.0 million (approximately $3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Management. The lease covers the properties and facilities of Hailiang Educational Park with a total gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.”

Additionally, for our Chuzhou School, we expect to lease properties with a total combined gross floor area and site area of approximately 97,300 square meters from the Nanqiao Government pursuant to a Chuzhou Agreement dated July 10, 2017. The term of our lease under the Chuzhou Agreement is for thirty years starting from September 1, 2018, with an option to renew the Chuzhou Agreement upon expiration. Pursuant to the Chuzhou Agreement, the rental payment for the Chuzhou School properties are in the amount of is ten percent of the net income of the Chuzhou School starting from the fourth anniversary of September 1, 2017, and an additional RMB 1 million (US$150,000) per school year starting from the seventh anniversary of September 1, 2018.

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

A. Operating Results

Overview

We originally operated three centrally managed schools through our PRC affiliated entities, namely Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. In November 2016 and February 2017, certain schools were separated from Zhuji Hailiang Foreign Language School and Zhuji Private High School as legal entities, with all their equity interest held by Hailiang Investment. Hailiang International Kindergarten, Hailiang Primary School, Hailiang Junior Middle School and Hailiang Senior Middle School were divided from Zhuji Hailiang Foreign Language School, and Hailiang Art Middle School was divided from Zhuji Private High School. The eight schools are located in Zhuji City, Zhejiang province in the People’s Republic of China (the “PRC”). As of June 30, 2017, 20,950 students were enrolled in our schools. We have experienced significant growth in our business. Our revenue increased by 27% from RMB514.8 million in the 2015 fiscal year to RMB654.1 million in the 2016 fiscal year and further increased by 30.5% to RMB853.3 million (approximately US$125.9 million) in the 2017 fiscal year. These increases were driven by a combination of an increase in the average tuition charged per student and an increase of students enrolled during the same periods. Our gross profit decreased by 12.9% from RMB180.3 million in the 2015 fiscal year to RMB156.97 million in the 2016 fiscal year, and increased by 32.2% to RMB207.5 million (approximately US$30.6 million) in the 2017 fiscal year. Our net profit decreased by 29.5% from RMB141.0 million in the 2015 fiscal year to RMB99.4 million in the 2016 fiscal year and increased by 68.7% to RMB167.7 million (approximately US$24.7 million) in the 2017 fiscal year. In particular, in line with our strategy to increase enrollment in our international program, we have increased the proportion of revenue derived from students enrolled in our international program from 15.9% of revenue in the 2015 fiscal year to 18.7% of revenue in the 2016 fiscal year and 22.9% of revenue in the 2017 fiscal year.

Factors Affecting Our Results of Operations

We believe that our results of operations are affected by the demand for private K-12 education in China, as well as company-specific factors, including the level of student enrollment, the pricing of our educational programs and our ability to control costs and expenses.

Our results of operations are also directly affected by the following factors specific to our company:

•	Demand for private K-12 education in China. We have benefited from increasing demand for private K-12 education in China in the last decade. This increase was driven by the overall economic growth, the rise in household disposable income and household spending on education, as well as an improvement in the education system and policies relating to K-12 education in China. According to the Sansheng Report, the total number of private K-12 schools increased from 145,817 in 2013 to 494,300 in 2016, and the proportion of students in private K-12 schools against the total number of students in K-12 schools also increased from 16.5% to 18.6% during the same period. We anticipate that the demand for private K-12 education in China will continue to grow which we expect will provide us with significant market opportunity to expand our business.

•	Demand for an international education in the PRC market. The private K-12 school industry in the Yangtze River Delta region where our schools are located has also been growing. According to the 2016 Statistical Communique on national economic and social development of PRC and local government websites, the per capita disposable income (PCDI) of urban residents in Yangtze River Delta region is RMB 48,360, higher than that of China which is RMB33,616. Rising income levels have also provided greater opportunities for Chinese students to study abroad. As a result, the number of students enrolled in school programs with a focus on preparing students for studying abroad, or international programs, has grown significantly. According to the Sansheng Report, there were a total of approximately 236,400 students enrolled in international school programs in 2016 in China, a figure that is expected to rise in the coming years. We intend to continue to grow our international program to take advantage of the growing demand.

•	Level of student enrollment. As of June 30, 2015, 2016 and 2017, we had a total of 17,506, 18,673 and 20,950 students, respectively. While we expect the number of students will be relatively stable in the next two fiscal years, we plan to increase the proportion of students enrolled in our international program because our international program charges a tuition fee that is significantly higher than that of our basic educational program. We have already begun making this transition. For example, the number of students enrolled in the international program increased from 1,371 students as of June 30, 2015 to 1,913 students as of June 30, 2016 and 2,825 students as of June 30, 2017, with the proportion of our students enrolled in the international program increasing from 7.8% to 10.2% and 13.5% during the same period, respectively. We intend to continue to grow our international program to take advantage of the growing demand.

•	Pricing of educational programs. Our results of operations are affected by the pricing of our educational programs. We generally charge student tuition based on his or her education phase (primary, middle, high school) and whether the student attends our basic educational program or international program. Tuition includes boarding, school services and books. The tuition we may charge for some of our education programs is subject to regulatory restrictions. For example, the most recent ceiling on the amount of tuition and boarding expenses we can charge was set out by the Zhuji branch of the MOE in August 2016, which sets forth the maximum amounts of tuition and boarding expenses for the basic education program of primary school, middle school and high schools as RMB60,000 per student, RMB65,000 per student and RMB70,000 per student, respectively. There is currently no maximum amount set for our kindergarten or international program. Pursuant to the registration documents filed with local authorities for the 2016/2017 school year, we are approved to charge RMB73,000 to RMB136,000 for our international program. The tuition limitation is reviewed by the regulatory authority on a periodic basis. See “Item 4. Information on the Company–B. Business–Regulations on Private Education–The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).” Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our educational programs, the cost of our educational services and the tuition and the fees charged by our competitors, and seek to increase tuition by approximately 5% to 15% each year. For example, in the 2015, 2016 and 2017 fiscal years, the average tuition for primary, middle and high schools, including both our basic educational program and our international program, was RMB29,406, RMB35,027 and RMB40,730 (approximately US$6,008), respectively. The increase was also due to a greater proportion of students enrolled in the international program which charges higher tuition. In the 2015, 2016 and 2017 fiscal years, tuition charged for students in our international program was approximately twice as high as tuition charged for students in our basic educational program.

•	Ability to control costs and expenses. Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. A significant component of our cost of revenue is labor costs which accounted for approximately 34.3%, 36.6% and 35.8% of our revenue for the 2015, 2016 and 2017 fiscal years, respectively. Labor costs primarily include compensation to our teachers and educational staff. Our labor costs increased from the 2015 fiscal year to the 2017 fiscal year, primarily reflecting our continued efforts to recruit additional teachers and educational staff, particularly experienced teachers.

•	Cost of revenue. One of our cost of revenue is student-related costs, which mainly consist of costs for textbooks, uniforms, dining services and living accommodations. Student-related costs accounted for approximately 14.9%, 15.4% and 13.6% of our revenue in the three most recent fiscal years. Our cost of revenue as a percentage of our total revenue was 65.0%, 76.0 % and 75.6% for fiscal years 2015, 2016 and 2017, respectively. In the near future, we expect our cost of revenue to increase as we will continue to hire additional teachers to support our growing international program.

•	Selling expenses and administrative expenses. For the 2015, 2016 and 2017 fiscal years, our total selling expenses and administrative expenses as a percentage of our total revenue were 9.5%, 8.4 % and 6.2%, respectively. We expect our expenses will also increase as we incur additional expenses associated with our overall growth. We expect, however, that we will benefit from economies of scale as we continue to grow our business and increase our student base, so we expect our total selling expenses and administrative expenses as a percentage of our total revenue to decrease.

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

Our revenue increased during the fiscal years 2015, 2016 and 2017 primarily due to increases in pricing of our educational programs, especially international program, and, to a lesser extent, the level of student enrollment. We expect our revenue to continue to increase going forward, reflecting our plan to continue to increase tuition at an annual rate of 5% to 15%, and our efforts to increase our student enrollment. Our international program has expanded to include a good variety of different program, including A-level courses, preparation courses designed for the U.S. SAT examinations, Australia’s dual-diploma VCE programs, courses for Advanced Placement Program (AP) in the U.S. and Chinese language and cultural programs for non-Chinese students.

Tuition fees are paid in two installments for newly enrolled students. When new students sign up for enrollment in the following academic year, we generally require a tuition deposit of approximately RMB2,000 for our basic education program and RMB5,000 for international education program, with the remainder of the tuition fee remitted in August or September, both prior to the commencement of the academic year. We generally do not refund the tuition deposit unless a student cannot enroll due to restrictions imposed by the regulatory authority pursuant to applicable laws and regulations.

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

The following table sets forth revenue generated from each program, both in absolute amount and as a percentage of total revenue for the years indicated:

	2015					Year Ended June 30, 2016				2017
	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	Revenue (in USD thousands)	% of revenue	Students	Average tuition (in RMB)
Basic educational program	433,088	84.1%	16,135	26,842	531,702	81.3%	16,760	31,724	657,915	97,048	77.1%	18,125	36,299
International program	81,699	15.9%	1,371	59,591	122,358	18.7%	1,913	63,962	195,380	28,820	22.9%	2,825	69,161
Total	514,787	100.0%	17,506	29,406	654,060	100.0%	18,673	35,027	853,295	125,868	100.0%	20,950	40,730

Revenue from our basic educational program increased by RMB98.6 million or 22.8%, from the 2015 fiscal year to 2016 fiscal year, and further increased by RMB126.21 million (approximately US$18.6 million), or 23.7% from the 2016 fiscal year to 2017 fiscal year. This was driven primarily by an increase in the average tuition charged per student during the same periods. In addition, revenue derived from tuition of students enrolled in our international program compared to our total revenue increased from 15.9% in the 2015 fiscal year to 18.7% in the 2016 fiscal year and further to 22.9% in the 2017 fiscal year. This is due primarily to an increase in the number of students enrolled in our international program and, to a lesser extent, an increase in the average tuition charged in our international program.

The following tables set forth revenue generated at the kindergarten, primary, middle and high school levels as well as the number of students and average tuition. The tables include both our basic educational program as well as our international program.

	2015				Year Ended June 30, 2016				2017
	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	Revenue (in USD thousands)	% of revenue	Students	Average tuition (in RMB)
Kindergarten	9,138	1.8%	525	17,406	9,896	1.5%	423	23,394	14,689	2,167	1.7%	510	28,802
Primary school	132,073	25.6%	4,405	29,983	163,826	25.0%	4,539	36,093	194,154	28,639	22.8%	4,798	40,466
Middle school	112,169	21.8%	4,043	27,744	168,060	25.7%	5,008	33,558	242,176	35,723	28.4%	6,200	39,061
High school	261,407	50.8%	8,533	30,635	312,278	47.8%	8,703	35,882	402,276	59,339	47.1%	9,442	42,605
Total	514,787	100.0%	17,506	29,406	654,060	100.0%	18,673	35,027	853,295	125,868	100.0%	20,950	40,730

As we implement our asset-light business model as our primary growth strategy, we expect our revenue to continue to grow. Similar to our business model of the Chuzhou School, we expect to operate and manage additional schools, and act as these schools’ sponsor, without acquiring ownership in such schools. Revenues generated by school operation and management will be in the form of tuition fees, and additionally, services fees for service provided to these schools. We expect to enter into services agreements where we will provide various services including dormitory management, catering services to more schools. Our strategy includes collaboration with school owned and sponsored by private third-parties, and long-term partnership with local governments to sponsor, manage and operate schools previously owned and sponsored by local governments (the Public-Private Partnership, or PPP).

Our growth plan also includes two additional sources of revenue growth, acquiring new schools, and establishing new international schools in tiers 1 and 2 cities including provincial capital cities, and other more developed regions. Acquisition of new schools will significantly increase our total student enrollment as we expect to take over the existing students body and existing infrastructure. Specifically, Acquisition of new schools overseas will allow us provide dual degrees program to will attract students who intend to study abroad.

Cost of Revenue

Our cost of revenue primarily consists of labor costs, which are compensation to our teachers and educational staff, student-related costs, depreciation expenses and, to a lesser extent, transportation costs, utility costs and leasing fees for our schools. RMB 5.7 million of labor costs has been reclassified from administrative expenses to cost of revenue for the year ended June 30, 2016 to conform to current year presentation. Our cost of revenue increased from the 2015 fiscal year to the 2016 fiscal year and further to the 2017 fiscal year was primarily due to an increase in labor costs resulting from an increase in the total number of our teachers and educational staff and a general increase in our compensation levels, an increase in student-related costs resulting from the increase in the number of students enrolled and the increased cost of our student canteen service, and an increase in depreciation for the relocation to Hailiang Education Park and renovation of other campuses. We expect our cost of revenue to increase in line with our increase in revenue, driven in large part by a planned increase in the number of teachers to support our growing international program.

The following table sets forth the components of our cost of revenue by amount and as a percentage of total revenue for the periods indicated:

	Year Ended June 30,
	2015		2016		2017
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Cost of Revenue:
Labor costs	176,406	34.3	239,170	36.6	305,214	45,021	35.8
Student-related costs	76,500	14.9	100,633	15.4	116,273	17,151	13.6
Transportation	22,343	4.3	24,729	3.8	31,823	4,694	3.7
Depreciation	24,462	4.8	65,038	9.9	110,485	16,297	12.9
Utilities	11,577	2.2	19,652	3.0	23,286	3,435	2.7
Leasing fee	9,600	1.9	25,592	3.9	30,030	4,430	3.5
Other costs	13,640	2.6	22,272	3.4	28,646	4,227	3.4
Total cost of revenue	334,528	65.0	497,086	76.0	645,757	95,255	75.6

Operating Expenses

Our operating expenses consist of selling expenses, administrative expenses and disposal loss of leasehold improvement.

The following table sets forth the components of our operating expenses in absolute amount and as a percentage of revenue for the periods indicated.

	Year Ended June 30,
	2015		2016		2017
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Operating Expenses
Selling expenses	15,540	3.0	16,753	2.6	21,902	3,231	2.6
Administrative expenses	33,334	6.5	38,011	5.8	31,110	4,589	3.6
Disposal loss of leasehold improvement	—	—	10,286	1.6	—	—	—
Total operating expenses	48,874	9.5	65,050	10.0	53,012	7,820	6.2

Selling expenses

Our selling expenses consist of advertisement expenses, recruiting expenses and amortization related to intangible assets. Our overall selling expenses remained relatively stable in the 2016 fiscal year compared with that of the 2015 fiscal year. Our overall selling expenses in the 2017 fiscal year increased by 30.7% and primarily due to the increase in recruiting expenses as we have increased student enrollment rewards on recruitment to attract outstanding students. We anticipate that our overall selling expenses may decrease in the near future as we plan to gradually reduce rewards on recruiting outstanding students and may eventually stop granting such rewards. Reducing recruitment rewards is because we expect we will be able to rely on our brand name and the outstanding academic performance of our students to attract sufficient and growing student enrollment.

Administrative expenses

Our administrative expenses consist primarily of salary for our office and administrative staff and repairs of offices and facilities. Our administrative expenses also include, to a lesser extent, office expenses and other miscellaneous fees. Our overall administrative expenses in the 2016 fiscal year increased 14.0% and primarily due to increased salary cost in relation to the need for new campus Hailiang Education Park as well as more board officers on board in the year ended June 30, 2016. Our overall administrative expenses in 2017 fiscal year decreased by RMB 6.9 million or 18.2% which was primary due to the reversal of over accrued legal fee in 2016 fiscal year amounting to RMB 4 million in 2017 fiscal year. If the legal fees had been recorded in the correct periods, our overall administrative expenses in 2017 fiscal year as compared to 2016 fiscal year would have increased by RMB 1.1 million. We expect that our overall administrative expenses will remain relatively stable in the near future.

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

	Year Ended June 30,
	2015		2016		2017
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Other income
Government grants	1,241	0.3	1,434	0.2	6,253	922	0.7
Others	1,219	0.2	322	0.1	72	11	0.1
Total other income	2,460	0.5	1,756	0.3	6,325	933	0.8

Net Finance Income

Our net finance income is related to interest income derived from deposits placed with a related party finance entity. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties”. Net finance income decreased in 2016 fiscal year primarily due to a decrease in the amount of fund we deposited with the related party in the 2016 fiscal year compared to the 2015 fiscal year, which was partly offset by the foreign currency exchange gain resulting from the effect of exchange rate fluctuation regarding to the USD cash in bank of Hailiang Holding. Net finance income increased by 19.8% in 2017 fiscal year primarily due to the increase in the amount of fund we deposited with the related party. Net finance income was 1.4%, 0.9% and 0.8% of our total revenue in the 2015, 2016 and 2017 fiscal years, respectively.

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

Under the New EIT Law, domestic enterprises and foreign investment enterprises, or FIE, are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions. According to the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard. The schools we currently operate have historically enjoyed the corporate income exemption treatment since their establishment. Based on a confirmation from the local tax authorities, the local tax authorities have agreed to apply the corporate income tax exemption treatment to each of the schools we currently operate for the years ended June 30, 2015, 2016 and 2017. As a result, no income tax expense was recognized for the years ended June 30, 2015, 2016 and 2017.

Under the New EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB607.6 million and RMB789.7 million (approximately US$116.5 million) as of June 30, 2016 and 2017, respectively, because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

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

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units, or CGUs. Goodwill arising from a business combination is allocated to CGUs (cash-generating units) or groups of CGUs that are expected to benefit from the synergies of the combination.

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

For the purpose of impairment testing, the carrying amounts of goodwill and trademark are allocated to Zhuji Tianma Experimental School, which is the lowest level for which the assets are monitored for internal management purpose. The aggregated carrying amounts of goodwill and trademark are as follows:

	Year Ended June 30,
	2015	2016	2017
	RMB	RMB	RMB	US$
Goodwill	62,046	62,046	62,046	9,152
Trademark	16,540	16,540	16,540	2,440
Total	78,586	78,586	78,586	11,592

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

	Year Ended June 30,
	2015	2016	2017
Discount rate	24%	24%	24%
Terminal value growth rate	3%	3%	3%

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

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2015, 2016 and 2017, respectively.

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

Based on management’s assessment results, there was no impairment of goodwill and trademark as of June 30, 2015, 2016 and 2017, and no reasonable change to the assumptions would lead to an impairment charge.

Results of Operations

	Year Ended June 30,
	2015		2016		2017
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Revenue	514,787	100.0	654,060	100.0	853,295	125,868	100.0
Cost of revenue	(334,528)	(65.0)	(497,086)	(76.0)	(645,757)	(95,255)	(75.7)
Gross profit	180,259	35.0	156,974	24.0	207,538	30,613	24.3
Other income	2,460	0.5	1,756	0.3	6,325	933	0.8
Selling expenses	(15,540)	(3.0)	(16,753)	(2.6)	(21,902)	(3,231)	(2.6)
Administrative expenses	(33,334)	(6.5)	(38,011)	(5.8)	(31,110)	(4,589)	(3.6)
Disposal loss of leasehold improvement	—	—	(10,286)	(1.6)	—	—	—
Operating profit	133,845	26.0	93,680	14.3	160,851	23,726	18.9
Net finance income	7,149	1.4	5,752	0.9	6,892	1,017	0.8
Profit before tax	140,994	27.4	99,432	15.2	167,743	24,743	19.7
Income tax expense	—	—	—	—	—	—	—
Profit	140,994	27.4	99,432	15.2	167,743	24,743	19.7
Total comprehensive income	141,023	27.4	107,869	16.5	169,945	25,068	19.9

Year Ended June 30, 2016 Compared to Year Ended June 30, 2017

Revenue

Our revenue increased by 30.5% from RMB654.1 million in the 2016 fiscal year to RMB853.3 million (approximately US$125.9 million). This increase was primarily due to a 16% increase in average tuition from RMB35,027 to RMB40,730 (approximately US$6,008) and to a lesser extent, a 12% increase in the total number of students from 18,673 to 20,950 during the same period. Our revenue increase was also attributable to having a greater proportion of our students enrolled in our international program which charges higher tuition than our basic educational program. Between the 2016 and 2017 fiscal years, the percentage of students enrolled in our international program increased from 10.2% to 13.5%.

Cost of revenue

Our cost of revenue increased by 29.9% from RMB497.1 million in the 2016 fiscal year to RMB645.8 million (approximately US$95.3 million) in the 2017 fiscal year. The increase in cost of revenue was primarily due to a) a 27.6% increase in labor costs due to (i) an increase in the total number of our teachers and educational staff , and (ii) a general increase in our employees’ compensation levels; b) a 15.5% increase in student-related costs, primarily due to the increase in the number of students enrolled and the increased cost of our student canteen service, and c) the increase of depreciation by 69.9% due to the completion of leasehold improvements and purchase of education facilities during the year .

Gross profit

As a result of the foregoing, our gross profit increased by 32.2% from RMB156.97 million in the 2016 fiscal year to RMB207.5 million (approximately US$30.6 million) in the 2017 fiscal year. Our gross margin was 24.0% in the 2016 fiscal year, compared to 24.3% in the 2017 fiscal year.

Other income

Other income increased by 260.2% from RMB 1.8 million in the 2016 fiscal year to RMB 6.3 million (approximately US$0.9 million). The increase was primarily caused by government grants of RMB6.3 million (approximately US$0.9 million) for student enrollment and reward for public company.

Operating expenses

Our operating expenses decreased by 18.5% from RMB65.1 million in the 2016 fiscal year to RMB53 million (approximately US$7.8 million) in 2017 fiscal year. The decrease was primarily due to the following reasons:

•	Selling expenses. Our selling expenses increased by 30.7% from RMB16.8 million in the 2016 fiscal year to RMB21.9 million (approximately US$3.2 million) in the 2017 fiscal year. The increase was primarily due to increased student enrollment rewards on recruitment.

•	Administrative expenses. Our administrative expenses decreased by 18.2% from RMB38.0 million in the 2016 fiscal year to RMB31.1 million (approximately US$4.6 million) in the 2017 fiscal year. The decrease was primary due to the reversal of over accrued legal fee in 2016 fiscal year amounting to RMB 4 million in 2017 fiscal year. If the legal fees had been recorded in the correct periods, our overall administrative expenses in 2017 fiscal year as compared to 2016 fiscal year would have increased by RMB 1.1 million.

•	Disposal loss of leasehold improvement. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Education Park. As a result, disposal loss of leasehold improvement of aforementioned programs amounting to RMB10.3 million incurred in the year ended June 30, 2016.

Net finance income

Our net finance income increased by 19.8% from RMB5.8 million in the 2016 fiscal year to RMB6.9 million (approximately US$1.0 million). This increase was primarily due to an increase in interest income caused by more fund we deposited with the related party in the 2017 fiscal year compared to the 2016 fiscal year.

Income tax expense

We had no income tax expenses for the 2016 and 2017 fiscal years. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Taxation.”

Net profit

As a result of the foregoing, our net profit increased by 68.7% from RMB99.4 million in the 2016 fiscal year to RMB167.7 million (approximately US$24.7 million) in the 2017 fiscal year.

Year Ended June 30, 2015 Compared to Year Ended June 30, 2016

Revenue

Our revenue increased by 27% from RMB514.8 million in the 2015 fiscal year to RMB654.1 million. This increase was primarily due to a 19% increase in average tuition from RMB29,406 to RMB35,027 and to a lesser extent, a 6.7% increase in the total number of students from 17,506 to 18,673 during the same period. Our revenue increase was also attributable to having a greater proportion of our students enrolled in our international program which charges higher tuition than our basic educational program. Between the 2015 and 2016 fiscal years, the percentage of students enrolled in our international program increased from 7.8% to 10.2%.

Cost of revenue

Our cost of revenue increased by 48.6% from RMB334.5 million in the 2015 fiscal year to RMB497.1 million in the 2016 fiscal year. The increase in cost of revenue was primarily due to a) a 35.6% increase in labor costs due to (i) an increase in the number of senior and experienced teachers to enhance education quality, and (ii) a general increase in our employees’ compensation levels; b) a 31.5% increase in student-related costs, primarily due to the increase in the number of students enrolled and the increased cost of our student canteen service, and c) the increase of depreciation by 165.9% due to the relocation to Hailiang Education Park.

Gross profit

As a result of the foregoing, our gross profit decreased by 12.9% from RMB180.3 million in the 2015 fiscal year to RMB156.97 million in the 2016 fiscal year. Our gross margin was 35.0% in the 2015 fiscal year, compared to 24.0% in the 2016 fiscal year.

Other income

We recorded government grants of RMB1.2 million in the 2015 fiscal year compared to RMB1.4 million in the 2016 fiscal year. We recorded other miscellaneous income of RMB1.2 million in the 2015 fiscal year compared to RMB0.32 million in the 2016 fiscal year. Our other miscellaneous income primarily relates to forfeits of deposits for students who did not enroll in our schools.

Operating expenses

Our operating expenses increased by 33.1% from RMB48.9 million in the 2015 fiscal year to RMB65.1 million. The increase was primarily due to the following reasons:

•	Selling expenses. Our selling expenses increased by 8% from RMB15.5 million in the 2015 fiscal year to RMB16.8 million in the 2016 fiscal year. The increase was primarily due to increased student enrollment rewards on recruitment.

•	Administrative expenses. Our administrative expenses increased by 14.0% from RMB33.3 million in the 2015 fiscal year to RMB38.0 million in the 2016 fiscal year. The increase was primarily due to increased salary cost in relation to the need for new campus Hailiang Education Park as well as more board officers on board in the year ended June 30, 2016.

•	Disposal loss of leasehold improvement. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School relocated to the Hailiang Education Park. As a result, disposal loss of leasehold improvement of aforementioned programs amounting to RMB10.3 million incurred in the year ended June 30, 2016.

Net finance income

Our net finance income decreased by 20% from RMB7.1 million in the 2015 fiscal year to RMB5.8 million. This decrease was primarily due to a decrease in the amount of fund we deposited with certain related parties in the 2016 fiscal year compared to the 2015 fiscal year, which was partly offset by the foreign currency exchange gain resulting from the effect of exchange rate fluctuation regarding to the USD cash in bank of Hailiang Holding.

Income tax expense

We had no income tax expenses for the 2015 and 2016 fiscal years. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Taxation.”

Net profit

As a result of the foregoing, our net profit decreased by 29.5% from RMB141.0 million in the 2015 fiscal year to RMB99.4 million in the 2016 fiscal year.

B. Liquidity and Capital Resources

Historically, we have financed our operations through internally generated cash. As of June 30, 2015, 2016 and 2017, we had approximately RMB233.4 million, RMB291.0 million and RMB77.8 million (approximately US$11.5 million), respectively, in cash and cash equivalents. Our cash primarily consists of cash on hand, bank deposits and deposit in related party finance entity, which are unrestricted as to withdrawal and use and are deposited with banks and finance institution in China. We intend to finance our future working capital requirements and capital expenditures from our cash and cash equivalents and cash generated from operating activities.

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

We historically had recorded significant related party transactions involving advances and loans made to, and repayments received from, such related parties as well as term deposits placed with a finance company owned by Hailiang Group. As part of our cash management policy, we expect to continue to deposit a certain amount of cash generated from our private education business with a related party finance company owned by Hailiang Group. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September 2016, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2017 to be approximately RMB 650 million (approximately US$ 95.9 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. Effective from September 12, 2017, the upper deposit budget in 2018 fiscal year changed to RMB 1.2 billion (approximately US$177 million). As of June 30, 2017, we had demand deposits of RMB462.7 million (approximately US$68.3 million) at Hailiang Finance. Hailiang Finance is a non-bank financial institution licensed by the China Bank Regulatory Commission. It was incorporated in February 2013. It currently has a registered capital of RMB1.0 billion and has been approved by the relevant authorities to conduct business with other entities within Hailiang Group, including, among other things, receiving deposits, borrowing, lending and providing guarantees, providing accounting and financing consultancy, and providing trade settlement and insurance brokerage services. We believe that Hailiang Finance provides interest at market rates with flexible withdrawal terms on our deposits. Based on our review of relevant documents provided by Hailiang Finance, we believe that Hailiang Finance has satisfactory asset quality, liquidity position and internal control environment. In addition, in September 2014, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee the timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest. In August 2017, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably, severally and jointly guarantee the timely return of our deposits on behalf of Hailiang Finance. After considering the terms provided by Hailiang Finance, coupled with its financial condition as well as the guarantee provided by Hailiang Group and Mr. Feng, our board approved the arrangement in September 2017 and our audit committee reviews our related party transactions, including the deposit arrangement from time to time. We, however, recognize that there are risks involved in the cash deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We deposit a certain amount of cash with a related party and are subject to credit risks of such related party.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

		As of June 30,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(In thousands)
Net cash from operating activities	236,132	216,189	286,953	42,328
Net cash used in investing activities	(44,646)	(282,568)	(602,251)	(88,837)
Net cash from financing activities	—	114,525	99,603	14,692
Net increase in cash	191,486	48,146	(215,695)	(31,817)
Cash and cash equivalents at beginning of the year	42,003	233,379	291,011	42,926
Effect of movements in exchange rates on cash held	(110)	9,486	2,484	367
Cash and cash equivalents at the end of the year	233,379	291,011	77,801	11,476

Operating Activities

Net cash provided by operating activities amounted to RMB287 million (approximately US$42.3 million) in the 2017 fiscal year. The net cash provided by operating activities in the 2017 fiscal year was primarily attributable to net profit of RMB167.7 million (approximately US$24.7 million), adjusted for (i) depreciation of RMB110.5 million (approximately US$16.3 million), primarily relating to our furniture, equipment and leasehold improvements and (ii) interest income of RMB6.7 million (approximately US$1.0 million), primarily from a related party. Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB23.3 million (approximately US$3.4 million), primarily reflecting an increase in accrued labor costs; (ii) a decrease in other payables due to related parties of RMB27.6 million (approximately US$4.1 million), primarily reflecting decreases in payables for the purchase of organic food products due to a related party and in rental payables due to a related party, respectively; and (iii) an increase in deferred revenue of RMB17.7 million (approximately US$2.6 million) caused by the increase of student enrollment.

Net cash provided by operating activities amounted to RMB216.2 million in the 2016 fiscal year. The net cash provided by operating activities in the 2016 fiscal year was primarily attributable to net profit of RMB99.4 million, adjusted for (i) depreciation of RMB65.0 million, primarily relating to our leasehold improvements, (ii) disposal loss of leasehold improvement of RMB 10.3 million and (iii) interest income of RMB4.9 million, primarily from related parties. Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB21.8 million, primarily reflecting an increase in labor costs and student-related costs; (ii) an increase in other payables due to related parties of RMB26.1million, primarily reflecting increases in payables for the purchase of organic food products due to a related party and in rental payables due to a related party, respectively; (iii) an decrease in other current assets of RMB2.1 million, primarily charging deferred IPO cost to share premium upon completion of IPO; and (iv) an increase in prepayment to third party suppliers of RMB4.4 million, primarily prepaid for summer campus.

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

Investing Activities

Net cash used in investing activities amounted to RMB602.3 million (approximately US$88.8 million) in the 2017 fiscal year. The net cash used in investing activities in the 2017 fiscal year was primarily attributable to (i) term deposits of RMB1,953.6 million (approximately US$288.2 million) placed with Hailiang Finance; (ii) cash used in purchase of property and equipment of RMB109 million (approximately US$16.1 million) relating to the renovation of school buildings and purchase of furniture and equipment; (iii) loan made to a related party of RMB 98.2 million (approximately US$14.5 million; partially offset by cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB1,552.6 million (approximately US$229.0 million).

Net cash used in investing activities amounted to RMB282.6 million in the 2016 fiscal year. The net cash used in investing activities in the 2016 fiscal year was primarily attributable to (i) term deposits of RMB1,212.4 million placed with Hailiang Finance; (ii) cash used in purchase of property and equipment of RMB346.6 million relating to Hailiang Education Park; partially offset by cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB1,272.4 million.

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

Financing Activities

Net cash provided by financing activities amounted to RMB99.6 million (approximately US$14.7 million) in the 2017 fiscal year. We generated RMB99.6 million (approximately US$14.7 million) from the loan proceed from a related party.

Net cash provided by financing activities amounted to RMB114.5 million in the 2016 fiscal year. We generated RMB122.4 million from the proceeds from our initial public offering, and offset by the cost of our initial public offering at RMB7.8 million.

Net cash provided by financing activities amounted to nil in the 2015 fiscal year. We generated RMB238.3 thousand from advances from a related party relating to the payment of the new shares issuance cost relating to our initial public offering and we used RMB238.3 thousand in payment of the new shares issuance cost relating to our initial public offering.

Capital Expenditures

We incurred capital expenditures of RMB115.6 million, RMB346.6 million and RMB109.0 million (approximately US$16.1 million) in the 2015, 2016 and 2017 fiscal years, respectively. The capital expenditure in 2017 fiscal year primarily related to the renovation of school buildings and classrooms in Zhuji Private High School and Tianma Experimental School and the purchase of furniture and equipment for Hailiang Education Park. The capital expenditure in the 2016 fiscal year primarily related to furniture, equipment, and leasehold improvement of new campus, Hailing Education Park. The capital expenditures in the 2015 fiscal year primarily related to expenditures made in connection with improvements made to our school facilities and purchases of furniture and equipment for our schools.

Recent Accounting Pronouncements

Up to the date of issue of our consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended June 30, 2017 and which have not been adopted in our consolidated financial statements. These include the following which may be relevant to us.

Effective for accounting periods beginning on or after
Annual improvements to IFRS, 2014-2016 Cycle	January 1, 2018
IFRS 9, Financial instruments	January 1, 2018
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019
Amendments to IFRS 9, Prepayment Features with Negative Compensation	January 1, 2019

For those new standards with effective date beginning on/after January 1, 2018, the Company is in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We have strong research and development capabilities and have devoted significant resources to develop our academic courses and innovative teaching methods and materials. We continue to improve our teaching quality through the following measures: (i) establish Basic Education Institute to do research on teaching content, methods and management standard & model; and establish Education College to do research as well as train teachers and management team; (ii) continue to improve the teaching quality through the introduction of master teachers, excellent teachers and gold medal coaches globally; (iii) adopt the final elimination system and continue to improve the average salary of teachers to attract more outstanding teachers to join Hailiang.

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

Leveraging our research and development capabilities, we have developed teaching methods and courses for certain subjects that are not generally offered by other similar private education providers. For example, one of our former vice principals, Ms. Jihong Zheng, has designed the “Jihong English Innovation Class” based on a widely recognized English teaching method in China that she created. Her course supplements the standard English curriculum with various added features, such as field trips and community service. These allow students to practice speaking English in real-world situations while enjoying field trips or performing community service that provides a sense of social responsibility and teamwork. We have also supplemented various government-mandated coursework with our self-developed courses. For example, we expanded the traditional chemistry coursework with a supplementary course called “Chemistry in Our Lives,” which demonstrates how chemistry principles and theories are applied in people’s daily lives. We believe students’ exposure to such real-world examples helps them to learn. We have also developed a supplemental mathematics course called “History of Mathematics,” which exposes our students to the cross-disciplinary approach of learning about the history of how certain mathematical principles were discovered or formulated, which, we believe, generates greater interest in the subject matter. We also offer a local geography course called “Hometown Geography—Zhuji and Shaoxing ‘Tantou’” for purposes of getting students to apply the geographical approaches and principles they learn to local cities, towns and rural areas.

We are also in the process of developing new courses to strengthen our international academic program. We have entered into a cooperation agreement with Pate’s Grammar School, a K-12 co-educational institution in London, UK, where we will develop new curriculum, teaching materials and principles of educational philosophy, in collaboration with Pate’s Grammar School.

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

We have two registered trademarks in the PRC, and we are in the process of applying for the registration of a third trademark in the PRC. We have also registered ten domain names with the China Internet Network Information Center, www.hailiangedu.com, www.hailiangeducation.com, www.hlcis.com, www.hailiangkids.com, www.hlschool.com.cn, www.hlcjzx.com, www.zjhlgz.com, www.hailiangschool.com, www.hailiangart.com and www.tmschooledu.com.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2016 to June 30, 2017 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2017:

	Payments Due by Period
	Total	Less than 1 Year	1-5 Years	More than 5 Years
Capital Commitments (1)	17,821	17,821	—	—
Operating Lease Commitments (2)	601,218	31,515	132,884	436,819
Total	619,039	49,336	132,884	436,819

(1)	Includes payments to be made to Heng Zhong Da, a company affiliated with Hailiang Group, relating to the renovation of school buildings in Tianma Experimental School and Zhejiang Private High School, and payments to be made to certain third party vendors for the purchase of equipment and leasehold improvements regarding the Tianma Experimental School and Zhejiang Private High School.
(2)	Includes payments to be made to Hailiang Education Management Group Co., Ltd., (formerly named Zhejiang Hailiang Education Group Ltd.), a company affiliated with Hailiang Group, relating to the lease payments for the three campuses: Hailiang Educational Park, Tianma Experimental School and Zhejiang Private High School.

On November 18, 2015, the Company entered into the lease agreement with Hailiang Education Management Group Co., Ltd. regarding Hailiang Educational Park. The term of the lease is for twenty years and the rental fee in the first year is RMB20.0 million (approximately US$3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing the fifth year is subject to further negotiation between the Company and Hailiang Education Management Group Co., Ltd. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Educational Park.”

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

This annual report also contains third-party data related to macroeconomic data and the education industry as well as related projections and analyses based on a number of assumptions. These market data, including statistical data extracted from the Sansheng Report, include projections that are based on a number of assumptions. The projected growth may not materialize at the rates suggested by the market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the changing nature of the education industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions. Although we believe that the publications, reports and surveys are reliable, we have not independently verified the data. You should not place undue reliance on these forward-looking statements.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is 1508 Binsheng road, Binjiang District, Hangzhou City, Zhejiang province, 310051, People’s Republic of China:

Name	Age	Position/title
Ming Wang	56	Chairman and chief executive officer
Ying Xin	55	Director and principal general
Ken He	37	Independent director
Xiaohua Gu	45	Independent director
Xiaofeng Cheng	42	Independent director
Hancheng Lee	46	Chief financial officer
Litao Qiu	51	Board secretary
Ping Huang	46	Executive Vice principal (Operation of all schools in Zhuji city, HR, Party office, Branding, Hailiang college of Education Management)
Jin Xie	51	Vice principal (Discipline, Strategic development)
Honggang Xu	59	Vice principal (Zhuji Private High School)
Jianjun Jiang	50	Vice principal (teaching administration of middle school basic education program, enrollment status management)
Bailian Jin	45	Assistant Principal (Tianma Experimental School)
Weifeng Zhang	45	Vice principal (Logistic support, Sports, Security)
Ruiping Guo	46	Vice principal (Procurement, hotel, hospital, restaurant)
Lunguo Lyu	59	Vice principal (Logistics)

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

Mr. Hancheng Lee has served as our chief financial officer since September 2016, and had served as the chief accounting officer of Hailiang Inc. from February to September 2016 and had served as Audit Assistant Director of Internal Audit of Hailiang Inc. from March 2014 to February 2016. From March 2008 to February 2014, Mr. Li was the Deputy General Manager and Accounting Supervisor of Vietnam Operation of Hailiang (Vietnam) Copper Co. Ltd. Mr. Li received his bachelor’s degree in Accounting from National Taiwan University.

Mr. Litao Qiu has served as our Secretary since August 2017, and has a bachelor’s degree in applied computer science and graduate diploma in computer education from Edith Cowan University, a master’s degree in system management from Sunderland university, and an EMBA degree from Fudan University. Mr. Qiu has served as Vice chairman and director of the board of Hailiang Management Financial Leasing Co. Ltd. since June 2016; as Assistant to CEO of Hong Kong Leonit Ltd. since March 2016; as Director of the board of Hailiang Australian Agriculture Development Pty Ltd. since December 2014; as Director of the board of Hailiang Australian Agriculture Land Trust since December 2014; as Director of the board of Hailiang Australian Land Investment Company Pty Ltd. since December 2014; and as Associate vice president, and chief information officer of Hailiang Group Co. Ltd. since July 2012.

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

Mr. Jin Xie has served as the vice principal (human resources and student affairs) of Hailiang Inc. since 2014 and has been responsible for human resources and student affairs of our 9 schools since 2000. Mr. Xie also served as our director from November 2014 to October 10, 2015. Mr. Xie currently teaches in the Private High School and has served as its dean of academic and student affairs, its office manager of administration and its principal since he joined us in August 1998. Previously, Mr. Xie taught at No.1 Middle School of Baihe Town, Shaanxi province, from 1985 to 1997 and at Zhongen Experimental School of Fuqing City, Fujian province from 1997 to 1998. He was awarded the Advanced Teaching Qualification for secondary education in 2000. Mr. Xie received his bachelor’s degree in Biology Education from Shaanxi University of Technology in 1985.

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

Mr. Weifeng Zhang has served as the vice principal (Logistic support, Sports, Security) of Hailiang Inc. since August 2017. From September 2016 to August 2017, Mr. Zhang served as the executive assistant to the principal general of Hailiang Inc. From August 2015 to September 2016, Mr. Zhang served as the minister of logistics department of Hailiang Inc. During 2013 to 2015, Mr. Zhang served as the vice principle of Tianma Experiment school. Mr. Zhang studied at Shaoxing Teachers College from 1984 to 1986 and received bachelor’s degree from Zhejiang Normal University in 1996, and received an MBA from Macao University of Science and Technology.

Ms. Ruiping Guo has served as the vice principal (Procurement, hotel, hospital, restaurant) of Hailiang Inc. since October 2016. From 2003 to 2016, Ms. Guo served as the minister of spot department, vice president, president of Shanghai Hailiang Holding Group Co., Ltd. Ms. Guo received her Bachelor’s degree in Business Administration from Central South University.

Mr. Lunguo Lyu has served as the vice principal (logistics) of Hailiang Inc. since 2014 and has been responsible for logistics of each of our schools since 2001, as he had acted as the vice principal of Zhuji Private High School from 2001 to 2014. He also became dean of the middle school division of Zhuji Private High School after he joined us in August 2001. Mr. Lyu has been awarded the “Top Ten Distinguished Teachers of Zhuji City” and the “Distinguished Young Teacher and Distinguished Professionals of Shaoxing City.” Mr. Lyu holds a bachelor’s degree in Education Management from Zhejiang University.

B. Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended June 30, 2017, we paid an aggregate amount of RMB 7.6 million (approximately US$1.1 million) in cash compensation to our directors and executive officers, including the compensation we paid to one of our former executive officers who is still working at our company.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the year ended June 30, 2017.

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

Audit Committee

Our audit committee consists of Mr. Ken He, Mr. Xiaofeng Cheng, and Mr. Xiaohua Gu and is chaired by Mr. He. Mr. He, Mr. Cheng, and Mr. Gu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act. Our board also has determined that Mr. He qualifies as an audit committee financial expert within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NASDAQ Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our group. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Ken He, Mr. Xiaofeng Cheng, and Mr. Xiaohua Gu, and is chaired by Mr. Cheng. Mr. He, Mr. Cheng, and Mr. Gu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Ken He, Mr. Xiaofeng Cheng, and Mr. Xiaohua Gu and is chaired by Mr. Gu. Mr. He, Mr. Cheng and Mr. Gu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees

We had 2,236, 2,826, and 3,240 employees as of June 30, 2015, 2016 and 2017, respectively. The majority of our employees are full-time and have signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff, we also have employees in sales and marketing, information technology and general administration. The following table sets forth the numbers of our employees, categorized by function as of June 30, 2017.

Function	Number of Employees
Teachers and educational staff	1,634
Cafeteria and dining hall staff	569
Student living staff	483
Security and safety staff	130
Administrative staff	182
Other staff	242
Total	3,240

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of October 20, 2017 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on there being 411,208,000 ordinary shares outstanding as of October 20, 2017.

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

Ordinary Shares beneficially owned
Name	Number	%
Directors and Executive Officers:
Ming Wang	—	—
Ying Xin	—	—
Ken He	—	—
Xiaohua Gu	—	—
Xiaofeng Cheng	—	—
Hancheng Lee	—	—
Litao Qiu	—	—
Ping Huang	—	—
Jin Xie	—	—
Honggang Xu	—	—
Jianjun Jiang	—	—
Bailian Jin	—	—
Weifeng Zhang	—	—
Ruiping Guo	—	—
Lunguo Lyu
Principal Shareholders:
Hailiang Feng(1)	360,000,000	84.86

(1)	Includes 223,200,000 shares held by Jet Victory International Limited, 100,800,000 shares held by Brilliant One Development Limited, 18,000,000 shares held by Fame Best International Limited and 18,000,000 shares held by Gain Success Group Limited. Jet Victory International Limited, Fame Best International Limited and Gain Success Group Limited are British Virgin Islands companies wholly-owned by Mr. Feng.

Jet Victory International Limited is a British Virgin Islands company wholly-owned by Mr. Feng.

Brilliant One Development Limited is a British Virgin Islands company wholly owned by Hailiang Group. As of the date of October 20, 2017, Hailiang Group is controlled by Mr. Feng and is held as to 43.6% by Mr. Feng and 40.3% by Ningbo Zhetao Investment Holdings Co., Ltd.. Ningbo Zhetao Investment Holdings Co., Ltd is controlled by Mr. Feng and is held as to 58.8% by Mr. Feng and 31.6% by Zhejiang Zhongyida Investment Company. Zhejiang Zhongyida Investment Company is controlled by Mr. Feng and is held as to 90% by Mr. Feng and 10% by his spouse. All the remaining minority equity interests in such shareholding entities are held by Mr. Feng’s relatives and/or independent third parties.

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

Advances

During the 2015, 2016 and 2017 fiscal years, we provided interest-free advances of RMB10.1 million, nil and nil, respectively, to Hailiang Management, a company controlled by Mr. Feng, to support its business operation. These advances did not have a fixed term of repayment and were repayable upon demand. We received RMB10.0 million, nil and nil, in repayment from Hailiang Management during the 2015, 2016 and 2017 fiscal years, respectively. The uncollected advance in the amount of RMB 2.1 million as of June 30, 2015 had been off-set by the rental payable to Hailiang Management. We no longer and have no plan to offer such interest-free advances to Hailiang Management.

Loans

On October 31, 2016, we provided an interest-free loan in the amount of US$14,500,000.00 to Hong Kong Leonit Limited (the “Leonit Loan”), a related Party of the Company, due on October 9, 2017. On October 10, 2016, Hailiang Group, controlled by Mr. Feng and a related party of the Company, provided an interest-free loan in the amount of US$14,500,000 (the “2016 Hailiang Loan”) to Hailiang Consulting, our PRC WOFE, due when the Leonit Loan is paid off. On October 9, 2017, we agreed to a loan extension with Hong Kong Leonit Limited, pursuant to which the Leonit Loan’s due date is now extended to due October 30, 2018. Similarly, Hailiang Group and Hailiang Consulting have agreed to a loan extension pursuant to which the 2016 Hailiang Loan is now due on October 30, 2018.

Deposits

Starting from the 2014 fiscal year, we deposited a certain amount of cash generated from our private education business with Hailiang Finance, a related party finance company owned by Hailiang Group. The finance company may provide funds and financing to entities within Hailiang Group.

As of June 30, 2015, 2016 and 2017, we had cash demand deposits and seven-day call deposits of RMB 90.0 million, RMB171.7 million and RMB61.72 million (approximately US$9.1 million), respectively. During the years ended June 30, 2015, 2016 and 2017, net cash demand deposits of RMB65.3 million, RMB81.7 million and RMB110.00 million (approximately US$16.23 million), respectively, were placed with Hailiang Finance.

As of June 30, 2015, 2016 and 2017, we had cash term deposits with maturities ranging from three months to less than one year amounting to RMB60.0 million, nil and RMB401 million (approximately US$59.15 million) that were placed at Hailiang Finance, respectively. During the year ended June 30, 2015, RMB1.05 billion was deposited with Hailiang Finance, of which RMB1.41 billion matured. During the year ended June 30, 2016, cash term deposits of RMB1.21 billion was placed with Hailiang Finance, of which RMB1.27 billion matured. During the year ended June 30, 2017, cash term deposits of RMB1.95 billion (approximately US$287.64 million) was placed with Hailiang Finance, of which RMB1.55 billion (approximately US$228.64 million) matured.

The interest income from the deposits during the years ended June 30, 2015, 2016 and 2017 amounted to RMB4.9 million, RMB2.7 million and RMB5.8 million (approximately US$0.9 million) respectively. The interest receivable from the deposits placed in Hailiang Finance, amounted to RMB224,000, nil and nil, which was recognized as an amount due from a related party as of June 30, 2015, 2016 and 2017. As part of our cash management policy, we expect to continue to deposit a certain amount of cash generated from our private education business with Hailiang Finance. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September 2017, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2018 to be approximately RMB 1.2 billion (approximately US$ 177.01 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. In September 2017, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest. As of June 30, 2017, the balance of deposits we had with Hailiang Finance amounted to RMB61.7 million (approximately US$9.1 million) in demand deposits and $401.0 million (approximately US$59.15 million) in term deposits, respectively. During the year ended June 30, 2017, our deposits with the finance company are generally made in the form of demand deposits or term deposits with terms ranging from three months to one year. The demand deposits are held for the purpose of meeting short-term cash commitments, such as to pay for our operating expenses at any time. The term deposits are held for investment purposes and can be withdrawn prior to their maturity without incurring significant penalties. We are subject to credit risks associated with the term deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We deposit a certain amount of cash with related parties and are subject to credit risks of such related parties.”

Lease agreements with a related party

We lease the school buildings and the related properties and facilities for eight of our schools from Hailiang Management, a company controlled by our controlling shareholder, Mr. Feng. On June 30, 2012, Zhuji Private High School entered into a revised lease agreement with Hailiang Management for additional properties and facilities. As a result, our total rental expenses increased from RMB4.6 million in the 2012 fiscal year to RMB9.6 million in the 2013 fiscal year. For the 2014 fiscal year, our total rental expenses remained at RMB9.6 million. For the 2015 fiscal year, our total rental expenses also remained at RMB9.6 million. On November 18, 2015, the Company entered into the lease agreement with Hailiang Management regarding Hailiang Educational Park. The term of the lease is for twenty years and the rental fee in the first year is RMB20.0 million (approximately $ 3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Management. The lease covers the properties and facilities of Hailiang Educational Park with a total gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively. For the 2016 fiscal year, our total rental expenses increased to RMB25.4 million. For the 2017 fiscal year, our total rental expenses amounted to RMB30.0 million (approximately US$4.4 million). The terms of our leases are for twenty years. All of our current leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease. Under the leasing agreements, we can terminate the lease at any time without cause, provided we notify the lessor in writing three months in advance. The lessor may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days or use of the properties for illegal activities. To terminate the leases for other causes, the lessor would have to give us written notice one year in advance and obtain our consent to such termination. However, there is no assurance that the lessor will observe its obligations under these leasing agreements. As a result, at the end of each year or the term of the lease, we may fail to reach an agreement for a rental price or otherwise fail to continue to lease the properties. We may be forced to relocate the affected operations to a new location, which could involve substantial rent increases and material business interruption.

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

Furthermore, we also entered into a series of leasehold improvement contracts with Heng Zhong Da for the leasehold improvement of classroom buildings, dining halls, student dormitories of Zhuji Private High School and Tianma Experimental School, and amount of the contracts was RMB 19.7 million and RMB 34.6 million for the year ended June 30, 2016 and 2017, respectively.

We have paid RMB 268 million, RMB 22.7 million and RMB 29.4 million to Heng Zhong Da during the year ended June 30, 2015, 2016 and 2017, respectively.

Purchase of organic food products

We purchased organic food products from Mingkanghui Health Food Group Co., Ltd., a company owned by Hailiang Group, amounting to RMB15.8 million, RMB48.5 million and RMB48.3 million (approximately US$7.1 million) during the years ended June 30, 2015, 2016 and 2017, respectively.

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

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our ADSs are listed on the NASDAQ Global Market under the symbol “HLG.” Each ADS represents 16 of our ordinary shares. For the period from June 30, 2016 to June 30, 2017, the trading price of our ADSs on the NASDAQ Global Market has ranged from US$7.02 to US$10.51 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods specified.

	Sales Price (US $)
	High	Low
Annual High and Low
2017 (from July 1, 2016)	10.51	7.02
Quarterly High and Low
Third Quarter 2017	21.00	8.55
Fourth Quarter 2017 (through October 24, 2017)	20.15	17.11
Monthly High and Low
July 2017	9.55	8.56
August 2017	16.96	8.55
September 2017	21	16.47
October 2017 (through October 24, 2017)	20.15	17.11

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

Passive Foreign Investment Company

We are unable to determine whether we were a passive foreign investment company for U.S. federal income tax purposes, or a PFIC, for our taxable year ending on June 30, 2017. U.S. federal income tax purposes for any taxable year if applying applicable look-through rules, either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. We have not been able to determine the fair market value of all of our assets on a quarterly basis with sufficient certainty to determine whether we were a PFIC for our taxable year ending on June 30, 2016. Additionally, we have a significant amount of cash, which is a passive asset, and consequently the determination of our PFIC status for our current taxable year ending on June 30, 2017 will depend primarily on the trading price of our ADSs and the rate at which we use our cash (including cash raised in our initial public offering) and other liquid assets to acquire non-passive assets during the remainder of the current taxable year. Accordingly, we cannot confirm that we will be treated as a PFIC for our current taxable year or for any future taxable year or that the United States Internal Revenue Service, or IRS, will not take a contrary position.

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

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of June 30, 2017, we had U.S. dollar-denominated cash balances of US$2.3 million. Assuming we had converted the US$2.3 million into the Renminbi at the exchange rate of US$1 for RMB 6.7744 as of June 30, 2017, this cash balance would have been RMB15.8 million. Assuming a 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased by RMB 158,000 (approximately US$ 23,000).

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

We have historically made deposits with Hailiang Finance. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties—Deposits.” Hailiang Finance, a subsidiary of Hailiang Group, is a finance company that is licensed to provide intra-group financing arrangements within Hailiang Group subsidiaries and other related party companies. The establishment of Hailiang Finance was approved by the China Banking Regulatory Commission, or CBRC, as a non-banking financial institution to solely facilitate Hailiang Group’s internal financing transactions including issuing loans to and accepting cash deposits from its subsidiaries and other related party entities. Pursuant to the license issued by CBRC, Hailiang Finance is not permitted to make any loans or accept any deposits from any parties that are unrelated to Hailiang Group, except for inter-bank transactions with other unrelated commercial banks. Hailiang Group and Mr. Feng have provided a guarantee on our deposits with Hailiang Finance. Based on one recent PRC credit rating organization, Hailiang Group has been rated AA+ which indicates strong ability to make payments on debts as they become due. Management believes that the credit risk on our deposit is low considering Hailiang Group’s guarantee and credit rating. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September 2017, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2018 to be approximately RMB 1.2 billion (approximately US$ 177 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. As of June 30, 2017, we had cash demand deposits of 462.7 million (approximately US$68.3 million) at Hailiang Finance which represented 78% of our consolidated current assets as of June 30, 2017.

As of June 30, 2017, prepayments to suppliers mainly represented the down payments made to certain vendors for the purchase of equipment and leasehold improvements. We did not have any prepayments that were past due but not impaired as of June 30, 2017.

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

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	June 30, 2017
Non-derivative financial instruments	Carrying amount		Contractual cash flows		1 year or less
Trade and other payables	RMB	238,704	RMB	238,704	RMB	238,704
	(US$	35,211)	(US$	35,211)	(US$	35,211)

Interest Rate Risk

The interest rates of cash held in bank and deposits placed with Hailiang Finance ranged from 0.35% to 1.43% per annum for the years ended June 30, 2016 and 2017. We do not have any financial assets that were designated at fair value through profit or loss. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.0%, 1.44%, and 2.0% in 2014, 2015, and 2016, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended June 30, 2017, we did not receive any payment from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

None.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2017. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of June 30, 2017 were not effective due to the material weakness disclosed below in “Management’s Annual Report on Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards (“IFRS”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2017. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of June 30, 2017 due to a material weakness.

In our assessment of the effectiveness of our internal control over financial reporting as of June 30, 2017, we determined that we had a material weakness related to insufficient resources for financial information processing and reporting and lack of appropriate IFRS knowledge. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. We intend to remedy the material weakness as discussed below in “Changes in Internal Control Over Financial Reporting.”

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

Changes in Internal Control Over Financial Reporting

Our remedial measures as disclosed in the Fiscal 2016 Form 20-F on October 26, 2016 have not been fully implemented. We believe we have remediated, but have not fully remediated the material weakness of insufficient resources for financial information processing and reporting and lack of appropriate IFRS knowledge, as previously identified and disclosed in the Fiscal 2016 Form 20-F, has not been fully remediated as of June 30, 2017.

Following the identification of the material weakness in the 2016 fiscal year, we have taken remedial actions. In November 2016, we have assigned two accounting personnel to our financial reporting project to begin developing a comprehensive manual with detailed guidance on accounting policies and procedures as well as procedures for maintenance and retention of accounting and financial records. In May 2017, and we have established an internal control audit team for internal control over financial reporting in May 2017, which consists of 6 full-time team members with internal control experiences. We have started standardizing essential business processes according to the requirements of our internal control system for accounting rules and financial reporting, to ensure the authenticity and integrity of our financial reporting. Specifically, the internal control audit team has undertaken multiple measures in standardizing the following business processes for internal control purposes, such as examining warehouse management, and asset management, procurement process and financial statement. These remedial actions, especially the internal audit function, improved our monitoring process, and enabled us to identify an immaterial accounting error of prior fiscal year and correct it in this year.

In the fiscal year ended June 30, 2018, we will continue to implement additional measures to remediate the existing material weakness as discussed above. We also plan to hire or assign additional staff with IFRS and Chinese GAAP experiences. We also plan to provide more regular trainings on an ongoing basis to our accounting personnel which cover a wide range of accounting and financial reporting topics, and begin implementing a more advanced information technology system to monitor our business. However, we cannot assure you that we will be able to remediate the material weakness as discussed above, or that we will not identify additional material weakness or significant deficiencies in the future. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to employ significant resources to maintain a financial reporting system that satisfies our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— We identified a material weakness in our internal control over financial reporting as of June 30, 2017 and concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of June 30, 2017. As a result, we may be subject to a number of risks, including increased risks that we have or may not file our financial statements and related reports with the SEC on a timely basis and that there are errors in our reported financial statements and material misstatements in our reports and other documents filed with the SEC.”

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Ken He qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. He, Mr. Xiaofeng Cheng, and Mr. Xiaohua Gu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

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

	For the year ended June 30,
	2016		2017
	(In thousand)
Audit fee	RMB	2,393	RMB	1,424	US$	210

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Hailiang Education Group Inc. and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit number	Description of document

1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

1.2	Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.1	Form of the Registrant’s American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American depositary shares (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on March 20, 2015)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.3	English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Investment, dated December 31, 2013 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.4	English translation of Call Option Agreement among Hailiang Consulting, Hailiang Investment and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.5	English translation of Power of Attorney from Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.6	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Hailiang Investment’s affiliates and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.7	English translation of Property Lease Agreement between Hailiang Education Management Group Co., Ltd. and Zhuji Hailiang Foreign Language School, dated June 30, 2009 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

Exhibit number	Description of document

4.8	English translation of Property Lease Agreement between Hailiang Education Management Group Co., Ltd. and Zhuji Private High School, dated June 30, 2005 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.9	English translation of Supplemental Agreement to Property Lease Agreement between Hailiang Education Management Group Co., Ltd. and Zhuji Private High School, dated June 30, 2012 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.10	English translation of Property Lease Agreement between Hailiang Education Management Group Co., Ltd. and Tianma Experimental School, dated June 30, 2009 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.11	English translation of Property Lease Cooperation Agreement among Hailiang Education Management Group Co., Ltd., Zhuji Private High School. Hailiang Group and Mr. Feng, dated November 13, 2014 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.12	English translation of Decoration and Renovation Project Execution Contract between Zhuji Private High School and Heng Zhong Da Construction Limited Company, dated November 13, 2014 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.13	English translation of Guarantee Letter made by Hailiang Group, dated September 29, 2014 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.14	English translation of Guarantee Letter made by Mr. Feng dated September 29, 2014 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.15	Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 2, 2015 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on June 2, 2015)

4.16	English translation of Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Investment and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.17	English translation of Amended and Restated Power of Attorney from Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.18	English translation of Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Hailiang Investment’s affiliates and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.19	English translation of Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Investment, dated June 30, 2017 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

8.1*	Subsidiaries and Affiliated Entities of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit number	Description of document

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

EXHIBIT INDEX

1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

1.2	Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.1	Form of the Registrant’s American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American depositary shares (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on March 20, 2015)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.3	English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Investment, dated December 31, 2013 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.4	English translation of Call Option Agreement among Hailiang Consulting, Hailiang Investment and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.5	English translation of Power of Attorney from Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.6	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Hailiang Investment’s affiliates and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.7	English translation of Property Lease Agreement between Hailiang Education Management Group Co., Ltd. and Zhuji Hailiang Foreign Language School, dated June 30, 2009 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.8	English translation of Property Lease Agreement between Hailiang Education Management Group Co., Ltd. and Zhuji Private High School, dated June 30, 2005 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.9	English translation of Supplemental Agreement to Property Lease Agreement between Hailiang Education Management Group Co., Ltd. and Zhuji Private High School, dated June 30, 2012 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.10	English translation of Property Lease Agreement between Hailiang Education Management Group Co., Ltd. and Tianma Experimental School, dated June 30, 2009 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.11	English translation of Property Lease Cooperation Agreement among Hailiang Education Management Group Co., Ltd., Zhuji Private High School. Hailiang Group and Mr. Feng, dated November 13, 2014 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.12	English translation of Decoration and Renovation Project Execution Contract between Zhuji Private High School and Heng Zhong Da Construction Limited Company, dated November 13, 2014 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.13	English translation of Guarantee Letter made by Hailiang Group, dated September 29, 2014 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.14	English translation of Guarantee Letter made by Mr. Feng dated September 29, 2014 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.15	Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 2, 2015 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on June 2, 2015)

4.16	English translation of Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Investment and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.17	English translation of Amended and Restated Power of Attorney from Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.18	English translation of Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Hailiang Investment’s affiliates and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.19	English translation of Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Investment, dated June 30, 2017 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

8.1*	Subsidiaries and Affiliated Entities of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hailiang Education Group Inc.

By:	/s/ Ming Wang
Name: Ming Wang
Title: Chairman and Chief Executive Officer

Date: October 25, 2017

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the

Board of Directors and Shareholders of

Hailiang Education Group Inc.

We have audited the accompanying consolidated statements of financial position of Hailiang Education Group Inc. (the “Company”) as of June 30, 2017 and 2016, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company, as of June 30, 2017 and 2016, and the consolidated results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York, New York

October 25, 2017

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 8620.3877.0819 • Fax 8620.8072.0039 • www.marcumbp.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hailiang Education Group Inc.:

We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of Hailiang Education Group Inc. (the “Company”) and subsidiaries for the year ended June 30, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Hailiang Education Group Inc. and subsidiaries for the year ended June 30, 2015, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

As described in Note 18, the Company entered into significant transactions with related parties during the year ended June 30, 2015.

/s/ KPMG Huazhen LLP

Shanghai, China

October 28, 2015

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

(Amounts in thousands except per share data)

	Note	2015 RMB	2016 RMB	2017 RMB
Revenue		514,787	654,060	853,295
Cost of revenue	6(ii)	(334,528)	(497,086)	(645,757)

Gross profit		180,259	156,974	207,538
Other income, net	4	2,460	1,756	6,325
Selling expenses	6(ii)	(15,540)	(16,753)	(21,902)
Administrative expenses	6(ii)	(33,334)	(38,011)	(31,110)
Disposal loss of leasehold improvement	9	—	(10,286)	—

Operating profit		133,845	93,680	160,851
Net finance income	6(i)	7,149	5,752	6,892

Profit before tax		140,994	99,432	167,743
Income tax expense	7	—	—	—

Profit		140,994	99,432	167,743

Other comprehensive income		29	8,437	2,202

Total comprehensive income		141,023	107,869	169,945

Earnings per share
Basic and diluted earnings per share	8	0.39	0.24	0.41

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2016 AND 2017

(Amounts in thousands)

	Note	2016 RMB	2017 RMB
Assets
Property and equipment, net	9	740,375	720,619
Intangible assets and goodwill, net	10	80,261	79,599
Prepayments to third party suppliers	11	8,749	5,692

Non-current assets		829,385	805,910

Other receivables due from related parties	18(a)(ii)(iv)(viii)	11,570	112,773
Other current assets	12	996	1,526
Term deposits held at a related party finance entity	18(a)(iii)	—	401,000
Cash and cash equivalents	13/18(a)(iii)	291,011	77,801

Current assets		303,577	593,100

Total assets		1,132,962	1,399,010

Equity
Share capital	15	267	267
Share premium	15	134,584	134,584
Contributed capital	15	225,895	235,895
Translation reserve	15	8,484	10,686
Retained earnings		552,438	720,181

Total equity		921,668	1,101,613

Liabilities
Trade and other payables due to third parties	16	117,403	113,863
Other payables due to related parties	16/18(a)(i)(ii)(iv)(vi) (vii)(viii)	52,911	124,841
Deferred revenue		40,980	58,693

Current liabilities		211,294	297,397

Total liabilities		211,294	297,397

Total equity and liabilities		1,132,962	1,399,010

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

(Amounts in thousands)

	Share capital RMB	Share premium RMB	Contributed capital RMB	Translation reserve RMB	Retained earnings RMB	Total equity RMB
	Note 15	Note 15	Note 15	Note 15
Balance at June 30, 2014	239	18,628	225,895	18	312,012	556,792

Total comprehensive income
Profit	—	—	—	—	140,994	140,994
Other comprehensive income	—	—	—	29	—	29

Total comprehensive income	—	—	—	29	140,994	141,023
Balance at June 30, 2015	239	18,628	225,895	47	453,006	697,815

Total comprehensive income
Profit	—	—	—	—	99,432	99,432
Other comprehensive income	—	—	—	8,437	—	8,437

Total comprehensive income	—	—	—	8,437	99,432	107,869
Initial public offering (“IPO”)	28	122,341	—	—	—	122,369
Shares issuance cost	—	(9,551)	—	—	—	(9,551)
Share based payment (Note 14)	—	3,166	—	—	—	3,166

Balance at June 30, 2016	267	134,584	225,895	8,484	552,438	921,668

Total comprehensive income
Profit	—	—	—	—	167,743	167,743
Other comprehensive income	—	—	—	2,202	—	2,202

Total comprehensive income	—	—	—	2,202	167,743	169,945
Contributed capital	—	—	10,000	—	—	10,000

Balance at June 30, 2017	267	134,584	235,895	10,686	720,181	1,101,613

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

(Amounts in thousands)

	Note	2015 RMB	2016 RMB	2017 RMB
Cash flows from operating activities
Profit for the year		140,994	99,432	167,743
Adjustments for:
Depreciation	6(iii)	24,462	65,038	110,485
Disposal loss of leasehold improvement	6(iii)	—	10,286	—
Loss/(gain) on sale of other property and equipment		124	(157)	(41)
Amortization of intangible assets	6(iii)	1,725	948	662
Share based payment		—	1,459	—
Net foreign exchange loss/(gain)	6(i)	75	(1,049)	(282)
Interest income	6(i)	(7,234)	(4,906)	(6,709)

		160,146	171,051	271,858
Change in other current assets		(77)	2,126	(530)
Change in prepayment to third party suppliers		—	(4,424)	2,235
Change in trade and other payables due to third parties		41,478	21,789	23,313
Change in amount due to related parties		23,444	26,136	(27,636)
Change in deferred revenue		11,141	(489)	17,713

Net cash from operating activities		236,132	216,189	286,953

Cash flows from investing activities
Interest received		8,267	3,265	5,873
Proceeds from sale of property and equipment		668	762	64
Purchase of property and equipment		(115,583)	(346,595)	(108,959)
Payments made to a related party supplier	18(a)(vi)	(268,000)	—	—
Prepayments made to third party for property and equipment		(29,905)	—	—
Advances made to a related party	18(a)(i)	(10,114)	—	—
Repayment of advances made to a related party	18(a)(i)	10,021	—	—
Term deposits placed with a related party finance entity	18(a)(iii)	(1,051,173)	(1,212,430)	(1,953,600)
Maturity of term deposits placed with a related party finance entity	18(a)(iii)	1,411,173	1,272,430	1,552,600
Purchase of financial product from bank		(858,000)	—	—
Maturity of financial product from bank		858,000	—	—
Loans made to a related party	18(a)(ii)	—	—	(98,229)

Net cash used in investing activities		(44,646)	(282,568)	(602,251)

Cash flows from financing activities
Advances/proceeds from a related party		238	—	—
Proceeds from issue of ordinary shares		—	122,369	—
Payment of new shares issuance cost		(238)	(7,844)	—
Loan made from a related party	18(a)(ii)	—	—	99,603

Net cash from financing activities		—	114,525	99,603

Net increase/(decreased) in cash and cash equivalent		191,486	48,146	(215,695)
Cash and cash equivalents at beginning of the year		42,003	233,379	291,011
Effect of movements in exchange rates on cash held		(110)	9,486	2,485

Cash and cash equivalents at the end of the year		233,379	291,011	77,801

Non cash transaction:
Share based payment	14	—	3,166	—
Capital transaction	15(a)(iii)	—	—	10,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS)

1	Reporting entity and organization

Hailiang Education Group Inc. (the “Company”) is a holding company and is majority-owned by Mr. Hailiang Feng (“Mr. Feng”). The Company, through its wholly-owned subsidiaries Hailiang Education (HK) Limited (“Hailiang HK”) and Zhejiang Hailiang Education Consulting and Services Co., Ltd. (“Hailiang Consulting”), and consolidated affiliated entities, Zhejiang Hailiang Education Investment Co., Ltd. (“Hailiang Investment”), Zhuji Hailiang Foreign Language School (“Foreign Language”), Zhuji Private High School (“Private High”) and Zhuji Tianma Experimental School (“Tianma Experimental”), is principally engaged in provision of private K-12 educational services. Hereinafter, Foreign Language, Private High, and Tianma Experimental are collectively referred as the Three Schools.

In November 2016 and February 2017, certain schools were separated from Foreign Language and Private High as legal entities, with all their equity interest held by Hailiang Investment. “Hailiang International Kindergarten”, “Hailiang Primary School”, “Hailiang Junior Middle School”, and “Hailiang Senior Middle School” were divided from Foreign Language, and “Hailiang Art Middle School” was divided from Private High. Hereinafter, Foreign Language, Private High, Tianma Experimental, Hailiang International Kindergarten, Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School and Hailiang Art Middle School are collectively referred as the Eight Schools. The Eight Schools are located in Zhuji City, Zhejiang province in the People’s Republic of China (the “PRC”). The addition of affiliates does not have financial impact on the consolidated financial statements of the Company.

The tuition fee charged by the Eight Schools and student enrollment at the Eight Schools are subject to regulations by the Chinese government. Each of the Eight Schools requires a license from the Zhuji Municipal Education Bureau to conduct its operations. The license for each of the Eight Schools has been renewed in November 2016/February 2017.

In June 2017, Hailiang Consulting set up Ningbo Hailiang Education Logistics Management Co., Ltd. (“Ningbo Hailiang”) and Ningbo Haoliang Information Consulting Co., Ltd. (“Ningbo Haoliang”) in Ningbo City, Zhejiang province in the PRC. As of June 30, 2017, there are no substantive operations in Ningbo Hailiang and Ningbo Haoliang.

The consolidated financial statements of the Company as of June 30, 2016 and 2017 and for each of the years in the three-year period ended June 30, 2017 comprise the Company, its subsidiaries and consolidated affiliated entities (together referred to as the “Group”). As of June 30, 2017, the Company’s subsidiaries and consolidated affiliated entities are as follows:

Subsidiary	Place and year of establishment	Principle activities
Hailiang HK	Hong Kong, China, 2011	Investment holding
Hailaing Consulting	Zhejiang, China, 2011	Investment holding and school management
Ningbo Hailiang	Zhejiang, China, 2017	School management
Ningbo Haoliang	Zhejiang, China, 2017	School management

Consolidated affiliated entities	Place and year of establishment	Principle activities
Hailiang Investment	Zhejiang, China, 2012	Investment holding
Foreign Language	Zhejiang, China, 1995	K-12 educational services
Private High	Zhejiang, China, 2002	K-12 educational services
Tianma Experimental	Zhejiang, China, 1995	K-12 educational services
Hailiang International Kindergarten	Zhejiang, China, 2016	K-12 educational services
Hailiang Primary School	Zhejiang, China, 2016	K-12 educational services
Hailiang Junior Middle School	Zhejiang, China, 2016	K-12 educational services
Hailiang Senior Middle School	Zhejiang, China, 2016	K-12 educational services
Hailiang Art Middle School	Zhejiang, China, 2017	K-12 educational services

2	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements of the Company as of June 30, 2016 and 2017 and for each of the years in the three-year period ended June 30, 2017 comprise the accounts of the Company, its subsidiaries and consolidated affiliated entities. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Company’s board of directors on October 25, 2017.

(b)	Basis of presentation

Foreign Language was established in 1995 by way of a 100% registered capital contribution from Mr. Feng. Private High was established in 2001 by Mr. Feng and Mr. Zhanghuan Meng (“Mr. Meng”), each contributing 60% and 40% of the registered capital, respectively. In July 2009, Mr. Feng and Mr. Meng purchased 80% and 20% equity interests in Tianma Experimental, respectively from Zhejiang Tianma Education Enterprise Co., Ltd., a third party. In November 2011, Mr. Feng purchased all the remaining equity interests in Private High and Tianma Experimental held by Mr. Meng and became the sole sponsor. As the sole sponsor, Mr. Feng owned 100% registered capital equity interest in each of the Three Schools since December 31, 2011.

To facilitate an initial public offering (“IPO”) in an overseas market, a series of reorganization activities and transactions (the “Reorganization”) were entered as follows:

•	On April 7, 2011, the Company was incorporated by Mr. Feng in the Cayman Islands with an authorized share capital, of 360,000,000 ordinary shares of $0.0001 each. The Company issued 360,000,000 ordinary shares to Mr. Feng for nil consideration on the date of incorporation.

•	In April 2011, Hailiang HK was incorporated by Mr. Feng with capital contribution of Hong Kong dollar (“HKD”) 10 (Renminbi yuan (“RMB”) equivalent 9). On January 3, 2012, Mr. Feng transferred his equity interests in Hailiang HK to the Company for nil consideration.

•	On December 7, 2011, Hailiang Consulting was incorporated in the PRC as a wholly-owned subsidiary of Hailiang HK.

•	In December 2011, Mr. Feng transferred all his shares in the Company into four holding companies, each wholly owned by Mr. Feng, namely Jet Victory International Limited (“Jet Victory”), Brilliant One Development Limited (“Brilliant One”), Gain Success Group Limited (“Gain Success”) and Fame Best International Limited (“Fame Best”).

•	On April 10, 2012, Hailiang Investment was incorporated by Mr. Feng with a capital contribution of RMB 139,980.

•	On April 12, 2012, Mr. Feng transferred 100% registered capital equity interest in each of the Three Schools to Hailiang Investment for cash consideration of RMB 139,800. As of June 30, 2016 and 2017, Hailiang Investment holds 100% equity interests in each of the Three Schools.

•	On December 31, 2013, Hailiang Consulting entered into a series of contractual arrangements (“Contractual Agreements”) with Hailiang Investment and the Three Schools (collectively, the “Affiliated Entities”) and Mr. Feng. The contractual arrangements include Power of Attorney, Call Option Agreement, Equity Pledge Agreement, and Consulting Services Agreement.

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

•	In October 2014, Mr. Feng transferred his 100% interest in Brilliant One, to International Mineral Investment (HK) Limited, a company wholly owned by Hailiang Group Co., Ltd. (“Hailiang Group”). Hailiang Group is controlled by Mr. Feng.

On June 30, 2017, Hailiang Consulting entered into a series of amended and restated contractual arrangements with Hailiang Investment and Mr. Hailiang Feng, the controlling shareholder of the Company (collectively, the “Amended and Restated Contractual Agreements”). The purposes of the Amended and Restated Contractual Agreements were to revise the original contractual arrangements among the said parties entered into in December 2013 in order to (i) reflect and accommodate additions of new affiliated entities of Hailiang Investment since December 2013 as well as any future changes thereto, and (ii) to allow for potential arrangements, if any and when applicable, to be entered into by controlled affiliate(s) of Hailiang Consulting. Notwithstanding the aforementioned revisions, the Amended and Restated Contractual Agreements continue to enable the Company to:

•	exercise the power over its affiliated entities;

•	have the exposure or rights to variable returns from its involvement with its affiliated entities; and

•	exercise the ability to affect those returns through use of its power over its affiliated entities

The following is a summary of the material provisions of the Amended and Restated Contractual Agreements.

Amended and Restated Call Option Agreement. Pursuant to the amended and restated call option agreement between Hailiang Consulting, Hailiang Investment and Mr. Feng entered into on June 30, 2017, Mr. Feng unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the other agreements under the contractual arrangements or liquidation or dissolution of Hailiang Investment, all or part of the equity interest in Hailiang Investment at the lowest consideration permitted by PRC laws and regulations. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. In the event that the exercise price is higher than the registered capital of Hailiang Investment, Mr. Feng agreed to return any consideration paid in excess of such registered capital to Hailiang Consulting or any third party it designates. Without Hailiang Consulting’s written consent, Hailiang Investment and Mr. Feng may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Hailiang Investment’s assets, businesses or equity interests or merge with or acquire other businesses. Without obtaining Hailiang Consulting’s written consent, Hailiang Investment may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, this agreement shall remain in full force and effect until Hailiang Investment’s term of operations expires in April 2042.

Amended and Restated Power of Attorney. On June 30, 2017, Mr. Feng executed an irrevocable amended and restated power of attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as his attorney-in-fact to (i) exercise on his behalf all his rights as a shareholder of Hailiang Investment, including those rights under PRC laws and regulations and the articles of association of Hailiang Investment, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Hailiang Investment in its business operations, and (iii) unconditionally assign Mr. Feng’s shareholding rights to Hailiang Consulting, including dividends or other benefits associated with shareholding that Mr. Feng receives from Hailiang Investment.

Amended and Restated Consulting Services Agreement. Pursuant to the amended and restated consulting services agreement between Hailiang Consulting, Hailiang Investment and Mr. Feng, as the shareholder of Hailiang Investment, entered into on June 30, 2017, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide comprehensive technical and business support services to Hailiang Investment’s affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the affiliated entities may need from time to time. Without the prior consent of Hailiang Consulting, none of Hailiang Investment’s affiliated entities may accept such services provided by any third party. Hailiang Consulting owns the exclusive intellectual property rights created as a result of the performance of this agreement. Hailiang Investment’s affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the percentage ratio for calculating the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. The consulting services agreement enables Hailiang Consulting (or its controlled affiliate) to charge an annual service fee, the maximum of which equals the net income of Hailiang Investment’s affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the consulting services agreement, Hailiang Investment and Mr. Feng agree that they will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Hailiang Investment’s affiliated entities, disposing of their equity interests in Hailiang Investment’s affiliated entities, or paying dividends to Mr. Feng without the written consent of Hailiang Consulting. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the agreement shall remain in full force and effect during the term of operations of Hailiang Investment’s affiliated entities.

Amended and Restated Equity Pledge Agreement. Pursuant to an amended and restated equity pledge agreement between Hailiang Consulting, Mr. Feng and Hailiang Investment entered into on June 30, 2017, Mr. Feng unconditionally and irrevocably pledged all of his equity interests in Hailiang Investment to Hailiang Consulting to guarantee performance of the obligations of Hailiang Investment’s affiliated entities under the call option agreement, power of attorney and consulting services agreement, each as described above. Mr. Feng agreed that without prior written consent of Hailiang Consulting, he shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Hailiang Investment or create or allow any encumbrance on the pledged equity interests. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the equity pledge agreement remains in full force and effect until all of the obligations of Hailiang Investment’s affiliated entities under the consulting services agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Hailiang Investment has been duly registered with the local branch of SAIC and is effective upon such registration.

(c)	Reclassification

The comparative figures have been reclassified to conform to current year presentation.

(d)	Risks and uncertainties

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

(e)	Functional and presentation currency

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

(f)	Use of estimates

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the consolidation of the Affiliated Entities, the useful lives and the recoverability of the carrying amounts of property and equipment and intangible assets (including goodwill), the collectability of other receivables and term deposits placed with a related party finance entity, income tax and the assessment of contingent liabilities. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

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

Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 2(d), risks and uncertainties (the enforceability of the Contractual Agreements/ Amended and Restated Contractual Agreements)

•	Note 7, income tax expenses

•	Note 9, Property and equipment

•	Note 10, intangible assets and goodwill

•	Note 12, Other current assets

•	Note 17(a), Credit risk

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

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs are unobservable inputs for asset or liability.

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

(iii)	Entities acquired under common control

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

Foreign currency differences are recognized in other comprehensive income and accumulated in the translation reserve.

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

Finance income comprises interest income. Interest income is recognized on accrual basis during the interest-bearing deposits period.

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

Each of the Eight Schools is required to appropriate 25% of its after-tax profits to a non-distributable education development reserve for the construction or maintenance of the school or procurement or upgrading of educational equipment. In accordance with the Law of Promoting Private Education, this reserve can only be used for school construction, maintenance and upgrade of education equipment. The statutory reserves are restricted net assets of the Eight Schools which are un-distributable to the Company in the form of dividends or loans. The education development reserve as of June 30, 2016 and 2017 was RMB 223,409 and RMB 267,358, respectively.

(q)	Earnings per share

Basic earnings per share (“basic EPS”) is calculated by dividing the profit by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share (“diluted EPS”) is similar to basic earnings per share but presents the dilutive effect on a per share basis of potential ordinary shares (e.g. warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later.

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

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resources and assess performance of the segment. For the years ended June 30, 2015, 2016 and 2017, the Group’s chief operating decision maker was Mr. Feng, the executive director and general manager of the Company, who reviewed the financial information of the private K-12 education business carried out by the Group on a consolidated basis. Therefore, the Group has one operating segment, which is the provision of private K-12 educational services. The Group’s operations are located in the PRC.

(t)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended June 30, 2017

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended June 30, 2017 and which have not been adopted in these consolidated financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Annual Improvements to IFRS, 2014-2016 Cycle	January 1, 2018
IFRS 9, Financial instruments	January 1, 2018
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019
Amendments to IFRS 9, Prepayment Features with Negative Compensation	January 1, 2019

For those new standards with effective date beginning on/after January 1, 2018, the Group is in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application.

4	Other income, net

	2015 RMB	2016 RMB	2017 RMB
Unconditional government grants	1,241	1,434	6,253
Others	1,219	322	72

	2,460	1,756	6,325

Others mainly include forfeiture of deposits from students. Prior to admission, new students are required to pay a deposit. The deposit is not refundable unless the student cannot be enrolled due to restriction imposed by the regulatory authority pursuant to applicable laws and regulations. Upon the student’s enrollment, the deposit is applied towards the tuition fee payment.

5	Employee benefit expenses

	2015 RMB	2016 RMB	2017 RMB
Wages and salaries	171,325	230,516	280,786
Contributions to defined contribution plans	21,267	27,038	44,884

	192,592	257,554	325,670

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

6	Profit before tax

(i)	Net finance income

	2015 RMB	2016 RMB	2017 RMB
Interest income	7,234	4,906	6,709
Net foreign exchange (loss)/gain	(75)	1,049	282
Other expenses	(10)	(203)	(99)

Net finance income	7,149	5,752	6,892

Interest income was mainly generated from deposits placed with a related party finance entity (Note 18(a)(iii)).

(ii)	Expenses by nature

	2015 RMB	2016 RMB	2017 RMB
Employee benefit expenses (Note 5)	192,592	257,554	325,670
Students related cost	76,500	100,633	116,273
Transportation	22,342	24,729	31,823
Marketing and promotion	13,815	15,806	21,240
Depreciation	24,462	65,038	110,485
Utilities	11,577	19,652	23,286
Amortization of intangible assets	1,725	948	662
Operating lease charges	9,759	25,592	30,030
Share based payment	—	1,459	—
Others	30,630	40,439	39,300

Total cost of revenue, selling expenses and administrative expenses	383,402	551,850	698,769

Students related costs are mainly comprised of costs for text books, uniforms, dining services and living accommodations.

(iii)	Depreciation and amortization

	2015 RMB	2016 RMB	2017 RMB
Included in cost of revenue
Depreciation	24,462	65,038	110,485
Included in selling expenses
Amortization	1,725	948	662

7	Income tax expenses

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

According to the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard. The Eight Schools have historically enjoyed the corporate income exemption treatment since their establishment.

Based on a confirmation from the local tax authorities, the local tax authorities have agreed to apply the corporate income tax exemption treatment to each of the Eight Schools for the years ended June 30, 2015, 2016 and 2017. As a result, no income tax expense was recognized for the years ended June 30, 2015, 2016 and 2017. The Company’s PRC counsel has confirmed that this tax exemption is not contrary to PRC tax laws.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to their offshore parent entities, would be subject to 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between PRC and Hong Kong. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to the offshore parent entities located in Hong Kong, would be subject to 5% withholding tax rather than statutory rate of 10% provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. The Company has not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB 607,633 and RMB 789,749 as of June 30, 2016 and 2017, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. During the years ended June 30, 2015, 2016 and 2017, the Company did not carry out any substantial business operations and therefore was not subject to PRC taxes.

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

(i)	Profit attributable to ordinary shareholders

	2015 RMB	2016 RMB	2017 RMB
Profit attributable to ordinary shareholders (basic and diluted)	140,994	99,432	167,743

(ii)	Weighted-average number of ordinary shares

	2015	2016	2017
Weighted average number of ordinary shares for basic EPS	365,000,000	410,439,562	411,208,000
Effects of dilution from Warrants	—	12,144	—
Weighted average number of ordinary shares adjusted for the effect of dilution	365,000,000	410,451,706	411,208,000

(iii)	Earnings per share

	2015	2016	2017
Basic and diluted earnings per share	0.39	0.24	0.41

9	Property and equipment

	Motor vehicles RMB	Furniture, fixtures and other equipment RMB	Leasehold improvement RMB	Construction in progress RMB	Total RMB
Cost

Balance at June 30, 2014	13,952	31,614	180,724	234	226,524

Additions	13,425	3,048	1,926	97,184	115,583
Transferred from construction in progress	—	—	234	(234)	—
Disposals	(8,269)	(2,344)	—	—	(10,613)

Balance at June 30, 2015	19,108	32,318	182,884	97,184	331,494

Additions	828	75,039	—	558,760	634,627
Transferred from construction in progress	—	59,609	524,857	(584,466)	—
Disposals	(1,885)	(699)	(78,494)	—	(81,078)

Balance at June 30, 2016	18,051	166,267	629,247	71,478	885,043

Additions	464	17,626	10,266	62,396	90,752
Transferred from construction in progress	—	60,383	64,613	(124,996)	—
Disposals	—	(87)	—	—	(87)

Balance at June 30, 2017	18,515	244,189	704,126	8,878	975,708

Accumulated depreciation

Balance at June 30, 2014	(10,291)	(20,031)	(104,854)	—	(135,176)

Depreciation for the year	(2,957)	(3,231)	(18,274)	—	(24,462)
Disposals	7,711	2,110	—	—	9,821

Balance at June 30, 2015	(5,537)	(21,152)	(123,128)	—	(149,817)

Depreciation for the year	(3,714)	(19,799)	(41,525)	—	(65,038)
Disposals	1,470	509	68,208	—	70,187

Balance at June 30, 2016	(7,781)	(40,442)	(96,445)	—	(144,668)

Depreciation for the year	(2,098)	(41,746)	(66,641)	—	(110,485)
Disposals	—	64	—	—	64

Balance at June 30, 2017	(9,879)	(82,124)	(163,086)		(255,089)

Net book value

At June 30, 2016	10,270	125,825	532,802	71,478	740,375

At June 30, 2017	8,636	162,065	541,040	8,878	720,619

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

10	Intangible assets and goodwill

	Goodwill RMB	Student relationship RMB	Trademark RMB	Total RMB
Cost
Balance at July 1, 2014, June 30, 2015, 2016 and 2017	62,046	45,037	16,540	123,623

Accumulated Amortization
Balance at June 30, 2014	—	(40,689)	—	(40,689)
Amortization for the year	—	(1,725)	—	(1,725)

Balance at June 30, 2015	—	(42,414)	—	(42,414)
Amortization for the year	—	(948)	—	(948)

Balance at June 30, 2016	—	(43,362)	—	(43,362)
Amortization for the year	—	(662)	—	(662)

Balance at June 30, 2017	—	(44,024)	—	(44,024)

At June 30, 2016	62,046	1,675	16,540	80,261

At June 30, 2017	62,046	1,013	16,540	79,599

Intangible assets and goodwill arose from the acquisition of Tianma Experimental on July 1, 2009.

Student relationship

The amortization of student relationship is included in “selling expenses”. No impairment loss of the student relationship intangible asset was recognized in the statements of profit or loss and other comprehensive income for the years ended June 30, 2015, 2016 and 2017.

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

For the purpose of impairment testing, the carrying amounts of goodwill and trademark are allocated to Tianma Experimental, which is the lowest level for which the assets are monitored for internal management purpose. The aggregated carrying amounts of goodwill and trademark are as follows:

	2016 RMB	2017 RMB
Goodwill	62,046	62,046
Trademark	16,540	16,540

Total	78,586	78,586

The recoverable amount of this CGU was based on fair value less costs of disposal, which was estimated using discounted cash flow projections. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used (see Note 2(f)).

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represented management’s assessment of future trends in the relevant industry and were based on historical data from both external and internal sources.

In percent	2015	2016	2017
Discount rate	24%	24%	24%
Terminal value growth rate	3%	3%	3%

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

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2015, 2016 and 2017, respectively.

The recoverable amount of trademark is determined using the relief from royalty method, which was based on post-tax cash flow projections for 5 years based on financial budgets approved by management, including royalty rate of 3% (2016 and 2015: 3%), terminal growth rate of 3% (2016 and 2015: 3%) and the applicable discount rate of 24% (2016 and 2015: 24%). Management determined the expected growth rates and the operating results based on the past performance and its expectations in relation to market developments. The discount rate used is post-tax and reflects specific risks relating to the Company.

Based on management’s assessment results, there was no impairment of goodwill and trademark as at June 30, 2015, 2016 and 2017 and no reasonable change to the assumptions would lead to an impairment charge.

11	Prepayments to third party suppliers

	2016 RMB	2017 RMB
Prepayments to third party suppliers	8,749	5,692

The amount mainly represents the down payments made to certain third party vendors for the purchase of equipment and leasehold improvements.

12	Other current assets

	2016 RMB	2017 RMB
Other receivables due from third parties	996	1,526

The amount mainly represents advances to employees and expenses paid on behalf of third parties.

13	Cash and cash equivalents

	2016 RMB	2017 RMB
Cash on hand	15	21
Cash at bank	119,283	16,065
Cash held at a related party finance entity	171,713	61,715

Total	291,011	77,801

Cash at bank consists of demand deposit and call deposits with term less than one month, and is held by third party financial institutions located in the PRC (including Hong Kong). Cash held at a related party finance entity represents cash demand deposits and 7-day call deposits held at Hailiang Finance Co., Ltd. (“Hailiang Finance”) (see Note 18(a)(iii)).

As of June 30, 2016 and 2017, the cash and cash equivalents of the Group denominated in RMB amount to RMB 172,598 and RMB 62,030, respectively.

14	Share-based payment

In conjunction with the IPO financing completed in July 2015, the Company agreed to issue to Network 1 Financial Securities, Inc. (“the Underwriter”) and its designees a warrant for the purchase of 142,900 ADSs, equal to 5% of the aggregate number of ADSs sold in the IPO. The Underwriter’s warrant shall be exercisable, in whole or in part, during a period commencing on a date that is six months after the closing of the Company’s IPO, which is January 6, 2016, and expiring on the three-year anniversary of the closing of the Company’s IPO at an initial exercise price per ADS of USD 8.75, which is equal to 125% of the IPO price of the ADSs. The fair value of the warrant provided by an independent appraiser was (USD 279) approximately RMB 1,707, which was charged to share premium. As of June 30, 2016 and 2017, none of the warrants was exercised. The fair value of these warrants was estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

Issuance Date
Expected volatility	50.96%
Risk-free interest rate	0.96%
Expected dividend	—
Expected life of the warrant	3 years
Fair value of conversion share	US$7.0

On September 14, 2015, the Company entered into a Business Consulting Service Agreement with a consultant which provided the Company advice, consultation, information and service that is consistent with the expertise of the consultant. In conjunction, the Company agreed to pay and deliver to the consultant and its designees or nominees 480,000 ordinary shares, par value USD0.0001 per share, of the Company, with restricted period of 6 months. The fair value of the restricted shares provided by an independent appraiser was approximately RMB 1,459 (USD229), which was charged to share capital and share premium. The fair value of these restricted shares was estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

Issuance Date
Expected volatility	55.56%
Risk-free interest rate	0.293%
Expected dividend	—
Expected life of the restricted shares	0.5 year
Hypothetical fair value of conversion share	US$1.0

15	Capital and reserve

(a)	Share capital and share premium

	2015	2016	2017
At June 30 par value USD0.0001 -authorized	1,000,000,000	1,000,000,000	1,000,000,000

-issued and outstanding	365,000,000	411,208,000	411,208,000

All ordinary shares rank equally.

(i)	Ordinary shares

Holders of these shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.

In March 2012, in connection with a private placement by a third party investor, the Board resolved to increase the authorized ordinary shares from 360,000,000 shares to 365,000,000 shares. Concurrently, 5,000,000 newly authorized ordinary shares were issued to Maxida International Company Limited (“Maxida”). The Company received cash proceeds of USD 3,000 (equivalent to RMB 18,867) from Maxida in exchange for 1.4% equity interest in the Company.

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

In September, 2015, the Company granted 480,000 restricted shares to a consultant as a consideration for its service rendered. Per valuation of the restricted shares, the fair value of 480,000 shares is USD229 (equivalent to RMB 1,459).

(ii)	Share premium

Share premium relates to the following issuances of the Company’s ordinary shares:

(1)	Share deficit of RMB 236 for ordinary shares issued by the Company to Mr. Feng for nil consideration upon the Company’s incorporation in 2011.

(2)	The capital contributed by Maxida in excess of the par value of the ordinary shares issued in the private placement of RMB 18,864 in 2012.

(3)	The gross proceeds of RMB 122,369 received from IPO deducting the issuance cost of RMB 9,551 and par value of ordinary shares issued to public of RMB 28, with net proceed of RMB112,790 in July, 2015.

(4)	The fair value of warrant issues to the Underwriter of RMB 1,707 upon completion of IPO.

(5)	The fair value of restricted shares issued to consultant in September, 2015, in excess of par value of ordinary issued of RMB 1,459.

(iii)	Contributed capital

Contributed capital represented the following capital transactions with the Company’s shareholders:

(1)	The contributions of the registered capital of 100% of Foreign Language and 60% of Private High made by Mr. Feng totaling RMB 82,800.

(2)	The consideration of RMB 110,000 made by Mr. Feng for the acquisition of 80% equity interest in Tianma Experimental.

(3)	The share capital of HKD 10 (equivalent to RMB 9) contributed by Mr. Feng upon incorporation of Hailiang HK.

(4)	RMB 32,906 arising from acquisition of non-controlling interests. In November 2011, Mr. Feng acquired 40% registered capital equity interest in Private High and 20% registered capital equity interest in Tianma Experimental from Mr. Meng, the non-controlling shareholder of both schools for cash considerations of RMB 35,000 and RMB 6,000, respectively. Upon the acquisitions, Mr. Feng became the sole sponsor of Private High and Tianma Experimental and owned 100% registered capital equity interest in each of the two schools. The non-controlling interests’ proportionate shares of the net identifiable assets of Private High and Tianma Experimental on the date of the acquisitions were RMB 28,790 and RMB 4,116, respectively. The aggregate cash consideration of RMB 41,000 paid by Mr. Feng for the acquisitions was recorded in contributed capital. The difference between the cash consideration paid of RMB 41,000 and the total carrying amount of the non-controlling interests of RMB 32,906, which amounted to RMB 8,094, was charge to deduct contributed capital within equity.

(5)	The capital contributions of RMB 139,980 paid by Mr. Feng upon incorporation of Hailiang Investment.

(6)	Cash consideration of RMB 139,800 paid to Mr. Feng for the transfer of 100% registered capital equity interest in each of the Three Schools.

(7)	Capital contribution of RMB 10,000 from Hailiang Education Management Group Co., Ltd., a related party controlled by Mr. Feng Hailiang, through waiving liability.

(b)	Translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Company’s subsidiaries into the presentation currency.

16	Trade and other payables

	2016 RMB	2017 RMB
Trade payable	44,456	22,662
Accrued payroll	32,164	50,013
Amount due to third parties	40,783	41,188

Trade and other payables	117,403	113,863
Amount due to related parties (Note 18(a)(i)(ii)(iv)(vi)(vii)(viii))	52,911	124,841

Total	170,314	238,704

As of June 30, 2017, the amount due to third parties is mainly comprised of accrued service balances such as summer campus travel agent, bus transportation, books material, etc, and deposit collected from students for miscellaneous consumption in the campus, as well as quality guarantee deposit received from leasehold improvement service vendors.

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

The Group’s credit risk is primarily attributable to cash at bank, cash and term deposits held at a related party finance entity. The carrying amount of financial assets represents the maximum credit exposure.

Cash at bank

All of the Group’s cash at bank is held by third-party financial institutions located in the PRC (including Hong Kong). Financial institutions in the PRC do not have insurance similar to that provided by the Federal Deposit Insurance Corporation in the United States of America.

Cash and term deposit placed with a related party finance entity

As a June 30, 2017, the Group had cash of RMB 61,715 and term deposit of RMB 401,000 at Hailiang Finance, which represented 78% of the Group’s consolidated current assets as of June 30, 2017.

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

Management believes that the credit risk on the Group’s cash deposit of RMB 61,715 and term deposit of RMB 401,000 is low considering Hailiang Group’s guarantee and credit rating.

To reduce its credit exposure with Hailiang Finance, the Group provided an annual budget for the aggregate amount deposit with Hailiang Finance as RMB 650,000 based on current policy effective September 2016.

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

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	June 30, 2016
Non-derivative financial instruments	Carrying amount	Contractual cash flows	1 year or less
	RMB	RMB	RMB
Trade and other payables	170,314	170,314	170,314

	June 30, 2017
Non-derivative financial instruments	Carrying amount	Contractual cash flows	1 year or less
	RMB	RMB	RMB
Trade and other payables	238,704	238,704	238,704

(c)	Market rate risk

Interest rate risk

The interest rates of cash held in bank and deposits placed with Hailiang Finance ranged from 0.35% to 1.43% per annum for the years ended June 30, 2016 and 2017. The Group does not have any fixed-rate or variable-rate financial instrument other than cash and cash equivalent, and term deposits placed with a related party finance entity.

A change of 10 basis point in interest rate would have increased or decreased the Group’s post-tax profit and equity by RMB 291 and RMB 479 as of June 30, 2016 and 2017, respectively. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.

Currency risk

Currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operation in Cayman Island that the currencies in which these transactions are primarily denominated USD.

The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the exchange rate of RMB against USD, with all variables held constant, of the Group’s profit before tax and the Group’s equity.

	Change in USD rate	Effect on profit before tax	Effect on equity
June 30, 2017	+5%	—	6,046
	-5%	—	(6,046)
June 30, 2016	+5%	—	6,121
	-5%	—	(6,121)

(d)	Fair value

The carrying amounts of financial assets and liabilities approximate their respective fair values as at June 30, 2016 and 2017, respectively, due to their short-term maturities.

(e)	Capital management

The Group actively and regularly reviews and manages its capital structure to maintain a balance between higher shareholders’ return that might be possible with higher levels of borrowings, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group is not subject to externally imposed capital requirements.

18	Related parties transactions

The Group entered into significant transactions with related parties during each of the years in the three-year period ended June 30, 2017.

(a)	The significant related party transactions are summarized as follows:

		2015	2016	2017
	Note	RMB	RMB	RMB
Advances made to a related party	(i)	10,114	—	—
Repayment of advances made to a related party	(i)	10,021	—	—
Loans made from a related party	(ii)	—	—	99,603
Loans made to a related party	(ii)	—	—	98,229
Interest income from deposits placed with a related party finance entity	(iii)	4,869	2,683	5,847
Net deposits(withdrawals) of cash at a related party finance entity	(iii)	65,339	81,716	(109,998)
Term deposits placed with a related party finance entity	(iii)	1,051,173	1,212,430	1,953,600
Maturity of term deposits placed with a related party finance entity	(iii)	1,411,173	1,272,430	1,552,600
Rental expenses	(iv)	9,600	25,433	30,030
Expenses paid by a related party on behalf of the Group	(v)	2,497	3,356	3,836
Repayment of expenses paid by a related party on behalf of the Group	(v)	—	1,782	4,536
Payments of leasehold improvement to a related party	(vi)(viii)	268,000	22,661	29,406
Purchase of organic food from related parties	(vii)	15,771	48,517	48,298
Service fee from a related party	(vii)	—	1,962	3,766
Amount paid on behalf of a related party	(viii)	—	11,567	—
Waive of liability to related party	(iv)	—	—	10,000

(b)	The significant related party balances are summarized as follows:

		2016	2017
	Note	RMB	RMB
Amount due from a related party	(ii)(iv)(viii)	11,570	112,773
Cash held at a related party finance entity	(iii)	171,713	61,715
Term deposits placed with a related party finance entity	(iii)	—	401,000
Amount due to related parties	(i)(ii)(iv)(vi)(vii)(viii)	52,911	124,841

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

(i)	During the years ended June 30, 2015, 2016 and 2017, the Group provided interest-free advances of RMB 10,114 nil and nil, respectively, to Hailiang Education Management Group Co., Ltd., (“Hailiang Management”, formerly named Zhejiang Hailiang Education Group Ltd.), a company controlled by Mr. Feng. The advances did not have a fixed term of repayment and were repayable upon demand. The Group collected RMB 10,021, nil and nil of repayment from Hailiang Management during the years ended June 30, 2015, 2016 and 2017, respectively. The remaining amount from Hailiang Management was net off against the rental amount arising from properties and facilities leased from Hailiang Management (Note 18(a)(iv)) during the year ended June 30, 2016.

(ii)	On October 31, 2016, the Company provided a one-year-period loan to Hong Kong Leonit Limited (“Leonit”) amounting to USD 14,500, approximately RMB 98,229 (“USD Loan”). On the same date, Hailiang Consulting made a one-year-period loan from Hailiang Group Co., Ltd amounting to RMB 99,603 with interest free (“RMB Loan”). Through an understanding among the aforementioned parties, the USD Loans is “secured” by the RMB Loan. It is the understanding among the parties that when the USD Loan is repaid, the RMB Loan will similarly be repaid.

The loan of RMB 98,229 made to Leonit was recognized in “Amount due from related parties”, and the loan of RMB 99,603 made from Hailiang Group was recognized in “Amount due to related parties” as of June 30, 2017.

(iii)	As at June 30, 2016 and 2017, the Group has cash demand deposits and call deposits of RMB 171,713 and RMB 61,715, respectively. During the years ended June 30, 2015 and 2016, net cash demand deposits of RMB 65,339, RMB 81,716 were placed with Hailiang Finance, respectively. During the year ended June 30, 2017, net cash demand deposits of RMB 109,998 were withdrawn from Hailiang Finance. The cash demand deposits and call deposits are held for the purpose of meeting short-term cash commitments, such as to pay for the Group’s operating expenses at any time.

As at June 30, 2016 and 2017, the Group has cash term deposits with maturities ranging from three months to less than one year amounting to nil and RMB 401,000 that are placed at Hailiang Finance, respectively. During the year ended June 30, 2015, 2016 and 2017, cash term deposits of RMB 1,051,173, RMB 1,212,430 and RMB 1,953,600 was placed with Hailiang Finance, of which RMB 1,411,173, RMB 1,272,430 and RMB 1,552,600 matured, respectively. The cash term deposits are held for investment purpose and can be withdrawn prior to their maturity without incurring significant penalties. Such amounts have been presented as investing activities in the statements of cash flows.

The interest income from the deposits during the years ended June 30, 2015, 2016 and 2017 amounted to RMB 4,869, RMB 2,683 and RMB 5,847 respectively.

(iv)	Each of the Eight Schools leases the school buildings and the related facilities from Hailiang Management. The leasing term and rental amount of each of the three campuses is as follows:

	Leasing Period	2015	2016	2017
		RMB	RMB	RMB
Foreign Language	July 1, 2009 ~ September 1, 2015	1,000	166	—
Private High	July 1, 2015 ~ June 30,2035	7,000	7,000	7,350
Tianma Experimental	July 1, 2015 ~ June 30,2035	1,600	1,600	1,680
Hailiang Education Park	September 1, 2015 ~ August 1, 2035	—	16,667	21,000

Total		9,600	25,433	30,030

During the years ended June 30, 2015, 2016 and 2017, the Group paid rental fees of RMB 4,250, RMB 25,783 and RMB 27,300, respectively. Hailiang Management waived the rental receivable of RMB 10,000 for 2013 and 2014 in the year ended June 30, 2017.

Amount due to Hailiang Management was RMB 12,379 as of June 30, 2016, which was included in the “Amount due to related parties”. The prepaid rental fee to Hailiang Management as of June 30, 2017 was RMB 14,270 which was included in the “Amount due from related parties”.

(v)	During the years ended June 30, 2015, 2016 and 2017, Hailiang Group paid professional service fees and other expenses of RMB 2,497, RMB 3,356 and RMB 3,836 on behalf of the Group, respectively. Such amount is due and payable on demand, and the Group repaid nil, RMB 1,782 and RMB 4,536 to Hailiang Group during the year ended June 30, 2015, 2016 and 2017, respectively. The amount due to Hailiang Group was included in “Amount due to related parties” as of June 30, 2016 and 2017, respectively.

(vi)	On November 13, 2014, Private High entered into a Property Lease Cooperation Agreement with Hailiang Management, Hailiang Group and Mr. Feng in respect of a new campus to be built by Hailiang Management. During the fiscal year of 2015, Private High also entered into a series of leasehold improvement contracts with Heng Zhong Da Construction Co., Ltd. (“Heng Zhong Da”), a company affiliated with Hailiang Group, under which, Heng Zhong Da will provide outfitting service and related improvements for the student dormitories, classroom buildings, dining halls, administrative building, sports stadiums, welcoming center and school hospital of the new school campus, with total contract amount of approximately RMB 291,730 (including RMB 11,567 for Hailiang Hospital and RMB 280,163 for other buildings in the new school campus).

Furthermore, the Group also entered into a series of leasehold improvement contracts with Heng Zhong Da for the leasehold improvement of classroom buildings, dining halls, student dormitories of Private High and Tianma Experimental, and amount of the contracts was RMB 19,680 and RMB 34,626 for the year ended June 30, 2016 and 2017, respectively.

As of June 30, 2017, Heng Zhong Da has provided service and improvement of RMB 323,189 (RMB 285,958 in fiscal year 2016 and RMB 37,231 in fiscal year 2017), which was recorded in “Property and Equipment”. The Group has paid RMB 268,000, RMB 22,661 and RMB 29,406 to Heng Zhong Da during the year ended June 30, 2015, 2016 and 2017, respectively. The accumulate payment included the payment of RMB 11,567 on behalf of Hailiang Hospital (see Note 18 (a)(viii)). The unpaid balance of RMB 14,689 as of June 30, 2017 was recognized in amount due to related parties.

(vii)	The Group purchased organic food products from Ming Kang Hui Health Food Group Co., Ltd. and Ming Kang Hui Ecological Agriculture Group Co., Ltd. (collectively referred as “Ming Kang Hui”), two companies owned by Hailiang Group, amounting to RMB 15,771, RMB 48,517 and RMB 48,298 during the years ended June 30, 2015, 2016 and 2017, respectively. The Group charged service fee from supermarkets, operated by Ming Kang Hui in campuses, amounting to RMB 1,962 and RMB 3,766 during the years ended June 30, 2016 and 2017, respectively. The amount due to Ming Kang Hui was RMB 30,005 and RMB 6,876 as of June 30, 2016 and 2017, respectively.

(viii)	Hailiang Hospital, an entity owned by Hailiang Group, provides medical and health care to student in Hailiang Education Park. The amount due to Hailiang Hospital amounted to RMB 1,839 and RMB 1,602 as of June 30, 2016 and 2017 represented the service payable on behalf of students.

As of June 30, 2016, the Group paid RMB 11,567 on behalf of Hailiang Hospital for leasehold improvement, which was included in “amount due from related parties”. The balance has been fully returned to the Group on September 21, 2016.

(c)	Transactions with key management personnel

Remuneration of the directors and key management personnel of the Group for the years ended June 30, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
	RMB	RMB	RMB
Compensation	4,437	6,383	7,614

Total remuneration is included in “employee benefit expenses” (Note 5).

19	Commitments

(a)	Capital commitments

Capital commitments, which are primarily related to the campus decoration are as follows:

	2016	2017
	RMB	RMB
Contracted, but not provided for:
Leasehold improvement	21,675	17,821

(b) Operating lease commitments, which are primarily with a related party, are as follows:

	2016	2017
	RMB	RMB
within one year	30,022	31,515
one year to five years	132,314	132,884
Five years thereafter	470,046	436,819

	632,382	601,218

20	Subsequent events

(a) Chuzhou Hailiang Foreign Language School

On July 10, 2017, Hailiang Investment and Hailiang Group, a related party of the Company, entered into an Educational Cooperative Partnership Agreement (the “Chuzhou Agreement”) with the Nanqiao government in Chuzhou city, Anhui Province (“Nanqiao Government”). Pursuant to the Chuzhou Agreement, Hailiang Investment shall launch, organize and operate a full-time, non-profit, private school, Chuzhou Hailiang Foreign Language School (the “Chuzhou School”) in Nanqiao District, Chuzhou City, Anhui Province.

The Chuzhou Agreement allows Hailiang Investment to operate the Chuzhou School for 30 years beginning on September 1, 2017 in the location of Chuzhou No. 2 Professional High School, which has a total site area of approximately 62,667 square meters and a gross floor area of approximately 34,700 square meters. Chuzhou School uses the lands, buildings, equipment and other properties of its predecessor school to provide middle school, high school, international high school, and potentially primary school education beginning in September 2018. The anticipated student population would reach approximately 1,500.

Pursuant to the Chuzhou Agreement, Hailiang Investment shall remit rental payment in the amount of ten percent of the net income of the Chuzhou School starting from the fourth anniversary, and remit an additional RMB 1 million per school year starting from the seventh anniversary. No rental need to be paid during the three years since September 1, 2017.

(b) Establish of new subsidiary and affiliated entity

On August 9, 2017, Zhejiang Hailiang Mingxin Education Technology Co., Ltd. (“Hailiang Mingxin”) was incorporated as Hailiang Investment’s wholly owned subsidiary. Hailiang Mingxin’s business scope includes technology development, transfer, service and consulting in the area of educational technology, Development, maintenance, wholesale, retailing of computer hardware/software, operational internet cultural services and plans to provide consulting and management services to the Company’s schools. On September 22, 2017, Zhuji Nianxin Lake Hotel Management Co. Ltd. (“Zhuji Hotel”) was incorporated as Hailiang Consulting’s wholly owned subsidiary. Zhuji Hotel operates as a hotel to accommodate students’ parents, visitors, and event participants, and has obtained all relevant hotel operating permits as of September 22, 2017

(c) Extension of related party loans

On October 9, 2017, the Company agreed to a loan extension with Hong Kong Leonit Limited, pursuant to which the Leonit Loan’s due date is now extended to due October 30, 2018. Similarly, Hailiang Group and Hailiang Consulting have agreed to a loan extension pursuant to which the 2016 Hailiang Loan is now due on October 30, 2018.

21	Parent company financial statement

The following presents Hailiang Education Group Inc. or parent only financial information.

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

(Amounts in thousands)

	2015	2016	2017
	RMB	RMB	RMB
Revenue	—	—	—
Cost of revenue	—	—	—

Gross profit	—	—	—
Other income	—	—	—
Selling expenses	—	—	—
Administrative expenses	(11,690)	(10,195)	(4,148)

Operating loss	(11,690)	(10,195)	(4,148)

Net finance expenses	(5)	(7)	(8)

Loss before tax	(11,695)	(10,202)	(4,156)
Income tax expense	—	—	—

Loss	(11,695)	(10,202)	(4,156)
Other comprehensive income-foreign currency translation differences	(89)	9,980	2,643

Total comprehensive loss	(11,784)	(222)	(1,513)

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2016 AND 2017

(Amounts in thousands)

	2016 RMB	2017 RMB
Assets
Loan receivable from a subsidiary	19,831	20,178
Loan receivable from a related party	—	98,229

Non-current assets	19,831	118,407

Cash	105,100	2,508

Current assets	105,100	2,508

Total assets	124,931	120,915

Shareholders’ equity
Share capital	267	267
Share premium	134,584	134,584
Translation reserve	9,483	12,126
Accumulated losses	(21,907)	(26,063)

Total shareholders’ equity	122,427	120,914

Liabilities
Other payables due to third parties	1,851	—
Other payables due to a related party	653	1

Current liabilities	2,504	1

Total liabilities	2,504	1

Total shareholders’ equity and liabilities	124,931	120,915

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

(Amounts in thousands)

	2015	2016	2017
	RMB	RMB	RMB
Cash flows from operating activities
Loss for the year	(11,695)	(10,202)	(4,156)
Adjustments for:
Share based payment	—	1,459	—
Change in other payables due to third parties	9,183	(7,141)	(1,851)
Change in other payables due to a related party	2,502	(2,087)	(651)
Change in other receivable due from subsidiaries	—	(1,487)	(347)

Net cash used in operating activities	(10)	(19,458)	(7,005)

Cash flows from investing activities
Loan made to a related party	—	—	(98,229)

Net cash used in investing activities	—	—	(98,229)

Cash flows from financing activities
Advances from a related party	238	—	—
Proceeds from issue of ordinary shares	—	122,369	—
Payment of new shares issuance cost	(238)	(7,844)	—

Net cash from financing activities	—	114,525	—

Net foreign exchange loss	29	9,980	2,642
Net increase / (decrease) in cash	19	105,047	(102,592)
Cash at the beginning of the year	34	53	105,100
Cash at end of the year	53	105,100	2,508