Form 20-F
period 2018-06-30
Hailiang Education Group Inc.
filed 2018-10-18
CIK 1596964

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018

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

412,450,256 ordinary shares, par value US$0.0001 per share, as of June 30, 2018.

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

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☒

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“14 Baishu schools” are to 14 managed schools sponsored or operated by “Nanchang Baishu Tecnology”, in Jiangxi province, namely, Jiulixianghucheng Kindergarten, Nanchang Baishu Angel City&Fenghuang Kindergarten, Nanchang Foreign Language Jiulixianghucheng School, Nanchang Foreign Language Gaoxin School, Nanchang Maqiu Senior Middle School, Nanchang Baishu School, Yichun Baishu Foreign Language School, Yichun Baishu Foreign Language School Xuefulu Campus, Yichun Baishu Angel City&Bilingual Kindergarten, Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, Xingfu Shiguang Angel Kindergarten, Nanchang Hualian Foreign Language Experimental School, Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, Jingdezhen Baishu School, sponsored or operated by “Nanchang Baishu Technology”;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 16 ordinary shares;

•	“affiliated entities” are to Hailiang Management, seven companies controlled by Hailiang Management including (i) Zhejiang Hailiang Mingxin Education Technology Co., Ltd., (ii) Hangzhou Hailiang Education Management Co., Ltd., (iii) Zhuji Youer Network Technology Co., Ltd., (iv) Zhuji Mingrui Business Information Consulting Co., Ltd., (v) Zhuji Shangzhuo Enterprise Management Consulting Co., Ltd., (vi) Zhuji Hongda Trade Co., Ltd., (vii) Zhejiang Mingxin International Travel Co., Ltd., and seven affiliated schools owned and operated by Hailiang Management, including (i) Hailiang Experimental High School (previously named Zhuji Private High School), (ii) Tianma Experimental School, (iii) Hailiang Primary School, (iv) Hailiang Junior Middle School, (v) Hailiang Senior Middle School, (vi) Hailiang High School of Art (previously named “Hailiang Art Middle School”), (vii) Hailiang Foreign Language School, and (viii) Zhuji Hailiang Foreign Language High;

•	“affiliated schools” are to schools that we, through Hailiang Management, control and act as sponsor to, as of June 30, 2018, including (i) Hailiang Primary School, (ii) Hailiang Junior Middle School, (iii) Hailiang Senior Middle School, (iv) Hailiang High School of Art, (v) Tianma Experimental School, (vi) Hailiang Experimental High School, (vii) Hailiang Foreign Language School; and (viii) as of the date of this annual report on Form 20-F, Zhuji Hailiang Foreign Language High;

•	“Beize Group” are to “Zhejiang Beize Group Co., Ltd.” (previously named “Zhejiang Zhongyida Investment Co., Ltd.”) a PRC company 100% owned by Mr. Feng and his wife, and is a 0.1% record shareholder of Hailiang Management.

•	“fiscal year” are to the period from July 1 of each calendar year to June 30 of the following calendar year;

•	“Gaokao” are to university entrance examinations administered in China;

•	“graduate class” are to the class of students graduated or graduating at the end of a school year;

•	“Haibo Logistics” are to Jiangxi Haibo Logistics Management Co., Ltd., a subsidiary of the Company, where Mr. Honggen Min holds 44% of the equity through his wholly owned company, Nanchang Baishu Education Group (“Nanchang Baishu Education”), and Ningbo Haoliang holds 56%;

•	“Hailiang After-school” are to Zhuji Hailiang After-school Service Co., Ltd., incorporated on August 2, 2018 as a wholly owned subsidiary of Ningbo Haoliang;

•	“Hailiang Consulting” are to Zhejiang Hailiang Education Consulting and Services Co., Ltd., our wholly-owned PRC subsidiary;

•	“Haibo Education” are to Jiangxi Haibo Education Management Co., Ltd., a subsidiary of the Company, where Mr. Honggen Min holds 44% of the equity through his wholly owned company, Nanchang Baishu Education Group (“Nanchang Baishu Education”), and Ningbo Haoliang holds 56%;

•	“Hailiang Finance” are to Hailiang Group Finance Co., Ltd., a related party;

•	“Hailiang Group” are to Hailiang Group Co., Ltd., a related party;

•	“Hailiang HK” are to “Hailiang Education (HK) Limited,” our wholly owned subsidiary incorporated in Hong Kong which holds 100% of the equity interest in Hailiang Consulting;

•	“Hailiang Inc.” are to “Hailiang Education Group Inc.,” our listed entity incorporated in the Cayman Islands;

•	“Hailiang International Studying” are to “Hailiang Education International Studying Service Limited”, Hailiang HK’s wholly owned subsidiary incorporated on September 26, 2018 in Hong Kong;

•	“Hailiang Investment” are to “Hailiang Education Investment Group Co., Ltd.” a company controlled by our controlling shareholder, Mr. Feng. Hailiang Investment previously was named “Hailiang Education Management Group Co., Ltd.”; and

•	“Hailiang Management” are to Hailiang Education Management Group Co., Ltd., an entity in which we do not hold any equity interests but which we control through various contractual arrangements. Hailiang Management was previously named “Zhejiang Hailiang Education Investment Group Co., Ltd.”;

•	“Hailiang Mingxin” are to Zhejiang Hailiang Mingxin Education Technology Co., Ltd., Hailiang Management’s wholly owned subsidiary incorporated on August 9, 2017 as a PRC corporation;

•	“Hailiang Sports” are to “Ningbo Hailiang Sports Development Co., Ltd.”, incorporated on May 18, 2018, as a wholly owned subsidiary of Hailiang Consulting;

•	“Hangzhou Hailiang” are to “Hangzhou Hailing Education Management Co., Ltd.” incorporated on June 19, 2018, as a wholly owned subsidiary of Hailiang Management;

•	“managed schools” are to schools we operate by providing education and management service, but do not own or sponsor, as of June 30, 2018, including Jiulixianghucheng Kindergarten, Nanchang Baishu Angel City&Fenghuang Kindergarten, Nanchang Foreign Language Jiulixianghucheng School, Nanchang Foreign Language Gaoxin School, Nanchang Maqiu Senior Middle School, Nanchang Baishu School, Yichun Baishu Foreign Language School, Yichun Baishu Foreign Language School Xuefulu Campus, Yichun Baishu Angel City&Bilingual Kindergarten, Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, Xingfu Shiguang Angel Kindergarten, Nanchang Hualian Foreign Language Experimental School, Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, Jingdezhen Baishu School, Xinchang Nanrui Experimental School and Xiantao No.1 Middle School. Information regarding an additional seven schools that we were engaged to provide education and non-education service after June 30, 2018 can be found in “Item 4. Information on the Company – B. Business Overview – Services Provided to Our Managed Schools”.

•	“Mr. Feng” are to Mr. Hailiang Feng, our founder and controlling shareholder. Mr. Feng served as the chairman and chief executive officer of our group, held directorships and management roles in our subsidiaries and affiliated entities until November 2014. Mr. Feng is the founder and chairman of the board of directors of Hailiang Group;

•	“Nanchang Baishu Technology” are to Nanchang Baishu Technology Co., Ltd., a related party of the Company as controlled by Hailiang Investment;

•	“Ningbo Hailiang” are to Ningbo Hailiang Education Logistics Management Co. Ltd., incorporated on June 22, 2017 as a wholly owned subsidiary of Hailiang Consulting;

•	“Ningbo Haoliang” are to Ningbo Haoliang Information Consulting Co., Ltd., incorporated on June 20, 2017, as a wholly owned subsidiary of Hailiang Consulting;

•	“our company,” “we,” “us,” “our” or “our group” are to Hailiang Inc. and, unless the context otherwise requires, all of their subsidiaries and affiliated entities;

•	“our schools” are to both affiliated schools and managed schools as of June 30, 2018, including Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School, Hailiang High School of Art, Tianma Experimental School, Hailiang Experimental High School, Hailiang Foreign Language School, Jiulixianghucheng Kindergarten, Nanchang Baishu Angel City&Fenghuang Kindergarten, Nanchang Foreign Language Jiulixianghucheng School, Nanchang Foreign Language Gaoxin School, Nanchang Maqiu Senior Middle School, Nanchang Baishu School, Yichun Baishu Foreign Language School, Yichun Baishu Foreign Language School Xuefulu Campus, Yichun Baishu Angel City&Bilingual Kindergarten, Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, Xingfu Shiguang Angel Kindergarten, Nanchang Hualian Foreign Language Experimental School, Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, Jingdezhen Baishu School, Xinchang Nanrui Experimental School and Xiantao No.1 Middle School.

•	“PHIC company” are to “Pate's - Hailiang International College Company Limited”, Hailiang International Studying’s wholly owned subsidiary incorporated on October 9, 2018 in United Kingdom;

•	the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“school year” are to the period from September 1 of each calendar year to June 30 of the following calendar year;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“Zhongkao” are to high school entrance examinations administered in China;

•	“Zhuji Hailiang Foreign Language High” are to “Zhuji Hailiang Foreign Language High School Co., Ltd.” incorporated on August 28, 2018, as a wholly owned subsidiary of Hailiang Management.

•	“Zhuji Hailiang Logistics” are to “Zhuji Hailiang Logistics Service Co., Ltd.”, Ningbo Hailiang’s wholly owned subsidiary incorporated on September 26, 2018 as a PRC corporation;

•	“Zhuji Hailiang Supply” are to “Zhuji Hailiang Supply Chain Management Co., Ltd.”, Ningbo Hailiang’s wholly owned subsidiary incorporated on September 26, 2018 as a PRC corporation;

•	“Zhuji Hongda” are to “Zhuji Hongda Trade Co, Ltd”, incorporated on November 15, 2017, as a wholly owned subsidiary of Hailiang Management;

•	“Zhuji Hotel” are to Zhuji Nianxin Lake Hotel Management Co. Ltd., Hailiang Consulting’s wholly owned subsidiary was incorporated on September 22, 2017 as a PRC corporation;

•	“Zhuji Mingrui” are to “Zhuji Mingrui Business Information Consulting Co, Ltd”, incorporated on November 15, 2017, as a wholly owned subsidiary of Hailiang Management;

•	“Zhejiang Mingxin International Travel” are to “Zhejiang Mingxin International Travel Co., Ltd.” incorporated on August 2, 2018, as a wholly owned subsidiary of Hailiang Management;

•	“Zhuji Shangzhuo” are to “Zhuji Shangzhuo Enterprise Management Consulting Co, Ltd”, incorporated on November 20, 2017, as a wholly owned subsidiary of Hailiang Management; and

•	“Zhuji Youer” are to “Zhuji Youer Network Technolog Co, Ltd”, incorporated on November 15, 2017, as a wholly owned subsidiary of Hailiang Management;

Names of certain companies provided in this annual report on Form 20-F are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements as of June 30, 2017 and 2018 and each of the three years period ended June 30, 2018.

This annual report on Form 20-F contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB 6.6171 to US$1.00, the noon buying rate in effect on June 29, 2018 as set forth in the H.10 Statistical Release of the Federal Reserve bank. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 12, 2018, the noon buying rate was RMB6.9182 to US$1.00.

We completed an initial public offering of 2,858,000 ADSs on July 6, 2015. On July 7, 2015, we listed our ADSs on the NASDAQ Global Market under the symbol “HLG.”

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of comprehensive income data for the years ended June 30, 2016, 2017 and 2018, and the selected consolidated statements of financial position data as of June 30, 2017 and 2018, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs. Historical results are not necessarily indicative of the results for any future periods.

The selected consolidated statements of comprehensive income data for the years ended June 30, 2014 and 2015 and the selected consolidated statements of financial position data as of June 30, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements that are not included in this annual report.

			Years Ended June 30,
	2014 RMB	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2018 USD
			(In thousands, except per share data)
Consolidated Statements of Comprehensive Income Data:
Revenue	462,754	514,787	654,060	853,295	1,169,348	176,716
Cost of revenue	(299,683)	(334,528)	(498,944)	(648,482)	(804,674)	(121,605)
Gross profit	163,071	180,259	155,116	204,813	364,674	55,111
Other income, net	1,792	2,460	1,756	6,325	3,689	557
Selling expenses	(15,635)	(15,540)	(16,753)	(21,902)	(24,539)	(3,708)
Administrative expenses	(28,622)	(33,334)	(36,153)	(28,385)	(63,374)	(9,577)
Disposal loss of leasehold improvement	—	—	(10,286)	—	—	—
Operating profit	120,606	133,845	93,680	160,851	280,450	42,383
Gain on disposal of affiliated entities	—	—	—	—	5,349	808
Net finance income	20,066	7,149	5,752	6,892	11,391	1,721
Profit before tax	140,672	140,994	99,432	167,743	297,190	44,912
Income tax expenses	—	—	—	—	(66,288)	(10,018)
Net profit	140,672	140,994	99,432	167,743	230,902	34,894

Profit attributable to:
Net profit attributable to non-controlling interests	—	—	—	—	8,314	1,256
Net profit attributable to the Group’s shareholders	140,672	140,994	99,432	167,743	222,588	33,638

Basic and diluted earnings per share (1)	0.39	0.39	0.24	0.41	0.54	0.08

Net profit	140,672	140,994	99,432	167,743	230,902	34,894
Other comprehensive income/(loss)	—	29	8,437	2,202	(2,542)	(384)
Total comprehensive income	140,672	141,023	107,869	169,945	228,360	34,510

Comprehensive income attributed to:
Comprehensive income attributed to non-controlling interests	—	—	—	—	8,314	1,256
Comprehensive income attributed to the Group’s shareholders	140,672	141,023	107,869	169,945	220,046	33,254

(1)	After giving effect to a share split effected on December 23, 2014, following which each of our previously issued ordinary shares was subdivided into ten ordinary shares.

	As of June 30,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	42,003	233,379	291,011	77,801	812,620	112,806
Total assets	638,922	857,516	1,132,962	1,399,010	1,884,850	284,846
Total equity	556,792	697,815	921,668	1,101,613	1,334,813	201,722
Current liabilities	82,130	159,701	211,294	297,397	550,037	83,124
Total liabilities	82,130	159,701	211,294	297,397	550,037	83,124

Exchange Rate Information

We conduct substantially all of our operations in China. All of our revenue, costs and expenses of our operation companies are denominated in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB 6.6171 to US$1.00, the noon buying rate in effect on June 29, 2018 as set forth in the H.10 Statistical Release of the Federal Reserve bank. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 12, 2018, the noon buying rate was RMB6.9182 to US$1.00.

The following table sets forth information concerning the rates of exchange of US$1.00 into RMB for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Year ended	Period end	Average(1)	Low	High
		(RMB per US$1.00)
June 30, 2013	6.1374	6.2312	6.3879	6.1213
June 30, 2014	6.2036	6.1448	6.2591	6.0402
June 30, 2015	6.2000	6.1860	6.2741	6.1107
June 30, 2016	6.6459	6.4259	6.5798	6.2008
June 30, 2017	6.7793	6.8074	6.958	6.6239
June 30, 2018	6.6171	6.4965	6.8039	6.2649
Month
April 2018	6.3325	6.2967	6.3340	6.2655
May 2018	6.4096	6.3701	6.4175	6.3325
June 2018	6.6171	6.4651	6.6235	6.3850
July 2018	6.8038	6.7164	6.8102	6.6123
August 2018	6.8300	6.8453	6.9330	6.8018
September 2018	6.8680	6.8551	6.8880	6.8270
October (through October 12, 2018)	6.9182	6.8878	6.9224	6.8680

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Relating to Our Business and Industry

We may be unable to charge tuition at a sufficient level to be profitable or raise tuition as planned.

Our results of operations are affected by the pricing of our educational programs. We charge tuition based on a student’s grade level and whether the student attends our basic educational program or international program. Tuition we charge includes courses, books, boarding, extracurricular activities and other school services. Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our educational programs, the cost of our education and non-education services and the tuition and the fees charged by our competitors. Although we have been able to increase tuition in the past, there is no guarantee that we will be able to maintain or increase our tuition in the future.

In addition, the tuition we charge for some of our education programs is subject to regulatory restrictions. See “–—The tuition, accommodation and other fees charged by our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled.” Furthermore, the tuition we charge is subject to a number of other factors beyond our control such as the perception of our brand, the academic success of our students, our ability to hire qualified teachers and economic conditions generally and particularly in Zhuji city, where, as of June 30, 2018, our affiliated schools are located. Any significant deterioration in these factors could have a material adverse effect on our ability to charge tuition at a sufficient level for us to be profitable.

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

Our teachers are critical to maintaining the quality of our educational programs and services, and to maintaining our brand and reputation. We must continue to attract qualified teachers who have a strong command of their subject areas and who meet our qualifications. Currently, there is a well-publicized nationwide shortage of teachers and other educational professionals in the PRC. There is also a limited number of teachers in China with the necessary experience, expertise and qualifications that meet our requirements. We also must provide competitive compensation packages to attract and retain qualified teachers.

Our teacher retention rates as of June 30, 2016, 2017, and 2018 were 90.5%, 95.1%, and 91.5%, respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period). In addition, we plan to increase the proportion of students enrolled in our international program and increase course offerings. Doing so will require a greater number of teachers from overseas. As the market for qualified foreign teachers is extremely competitive, we cannot guarantee that we can maintain or increase our number of foreign teachers. Shortages of qualified teachers, or significant decreases in the quality of our educational programs and services, whether actual or perceived in one or more of our schools, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. In addition, we may not be able to hire and retain enough qualified teachers to maintain consistent teaching quality in different locations should we establish and/or acquire additional schools as anticipated. Further, any inability to retain teachers may adversely affect our Hailiang brand and significantly increasing teacher salaries may have a material adverse effect on our business, financial condition and results of operations.

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

We have experienced growth in revenue in recent years. Our historical growth was driven by both the expansion of our existing schools as well as by our acquisition of an additional school in 2009. In addition, our growth in the past three fiscal years was primarily driven by the increase in levels of tuition fees we charge our students.

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

The tuition, accommodation and other fees charged by our affiliated schools and student enrollment at these affiliated schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled.

The regulatory authorities in China, at both the national and local levels, have broad powers to regulate the tuition, accommodation and other fees charged by K-12 schools as well as the student enrollment levels at these schools. As a result, new regulations could adversely impact the tuition, accommodation and other fees we may charge for our school programs and the level of student enrollment at our schools. In particular, the regulatory authorities impose a maximum ceiling on the amount of tuition we can charge. For example, the most recent ceiling on the amount of tuition and boarding expenses we can charge was set out by the Zhuji branch of the MOE in August 2016, which sets forth the maximum amounts of tuition and boarding expenses for the basic education program of primary school, middle school and high schools at RMB60,000 per student, RMB65,000 per student and RMB70,000 per student, respectively. The international program of our affiliated schools are not currently subject to ceiling limitation on the amount of tuition and boarding expenses we can charge as long as the tuitions we charge for our international programs are record-filed with local authorities and approved. Pursuant to the registration documents filed with local authorities for the 2017/2018 school year, we are approved to charge RMB 73,000 to RMB 136,000 for our international program. In the 2017/2018 school year, we charged an average tuition per student for the primary school, middle school and high school education under our basic educational program of RMB41,368, RMB40,497 and RMB41,971, we charged an average tuition per student of RMB83,170 for our international program. The tuition limitation is reviewed by regulatory authorities on a periodic basis. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education—The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).” In addition, the Zhejiang provincial government has set a maximum number of high school students we can admit from cities other than Zhuji in Zhejiang province to our basic educational program, after consultation with us. In the 2016/2017 school year, the maximum number of such high school students was set at 1,400 for Hailiang Experimental High School and 420 for Hailiang Senior Middle School. In the 2017/2018 school year, the maximum number of such high school students was 400 for Hailiang Senior Middle School and 1,045 for Hailiang Experimental High School. We generally recruit students at the maximum level set by the government in Zhejiang province and additional students from other provinces. We may not admit more than the number that is approved by the regulatory authority. There is currently no limit as to the number of students we may admit for our international program. In light of the significant increase in tuition and other education-related fees in recent years, regulatory authorities may impose stricter price control on educational charges in the future. As part of their efforts to regulate the private education industry, regulatory authorities may also impose stricter student annual enrollment quotas. If the fees were to decrease or were not allowed to increase in line with increases in our costs, or if student enrollment at our private K-12 schools were otherwise restricted, our business, financial condition and results of operations may be materially and adversely affected.

The tuition, accommodation and other fees charged by our managed schools and student enrollment at these managed schools are subject to regulation by the local governments in which they are located, are subject to record filing, but are not subject to ceiling amounts. Presently, the services we provide to our managed schools are partially but not wholly dependent upon the size of the student population, and are not dependent upon the tuition levels, and as such, while we believe that our revenue is less dependent on the level of these fees and the number of students enrolled in our managed schools, we are uncertain how our revenues would be impacted in the event the respective local governments of our managed schools were to decide to place ceiling limitations on either tuitions, or student numbers, or both.

We are exposed to concentration risks as all of the affiliated schools we own are currently located in a single city.

All of the affiliated schools we own are currently located in Zhuji city in Zhejiang province. While we continue our expansion into other cities in the future, we anticipate that a significant part of our business operations in the short-term will continue to be in Zhuji city. As such, we would be materially and adversely affected if new regulations relating to the private K-12 education business were adopted in Zhejiang province or Zhuji city that placed additional restrictions or burdens on us.

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

As a private education provider, we charge relatively higher fees for our affiliated schools in comparison with public schools. The development of this market has been accompanied by significant press coverage and public debate concerning the management and operation of private for-profit schools. Significant uncertainty remains in China as to public acceptance of this business model. If this model fails to gain wide acceptance among the general public, especially among students and their parents, our results of operations will be adversely affected.

Based on the recent development of PRC law, there is significant uncertainty relating to the application and interpretation of PRC law as it relates to the promotion of the private for-profit education industry. The 2016 Private Education Law (as defined below) and its implementing rules might limit our ability to receive profit distributions from our affiliated schools in the future.

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

Pursuant to the 2016 Private Education Law, sponsors are not permitted to register for-profit schools that provide compulsory education services, which covers grades one to nine which grades account for a significant portion of our for-profit K-12 education business. However, the 2016 Private Education Law does not provide for a definitive time line for existing schools to re-register/change their for-profit or non-profit status. As of the date of this annual report on Form 20-F, we have not received any notice from the regulatory bodies regarding re-registration. The State Council and certain provinces including the Zhejiang province have promulgated implementing rules (in the form of Opinions) for the 2016 Private Education Law. Zhejiang province has promulgated implementing rules that all schools located in Zhejiang province are required to re-register and/or change their for-profit or non-profit statuses before 2022. We intend to maintain the current statuses of our affiliated schools (as re-registration is not required at this time under 2004 Private Education Laws currently effective) until we have obtained better clarity on the application of the 2016 Private Education Law. In the future, we might redefine and evolve our business model in response to the changes in law, which may include, without limitation, an increased emphasis on leveraging our knowledge and expertise in school operations by providing managerial and consulting services to various schools we operate or partner with. However, if local governments deem that our new business plan fails to meet the revised local regulations, or if our new business plan fails to generate sufficient revenue, we may be unable to grow our business and the market price of our ADSs could be materially and adversely affected.

We have entered into contractual arrangements with Hailiang Management, the entity that owns and sponsors each of our affiliated schools, pursuant to which we provide service to our affiliated schools in exchange for the payment of service fees. As advised by our PRC counsel, our right to receive the service fees from our affiliated schools and other affiliated entities does not contravene any PRC laws and regulations and that payment of service fees under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our affiliated schools under the PRC laws and regulations. However, if the relevant PRC government authorities take a different view, or if 2016 Private Education Law were to be implemented and interpreted in a manner that deems our current business practices to be in violation, our business, financial condition and results of operations may be materially and adversely affected.

We may fail to successfully develop and introduce new education services and programs.

One of our growth strategies is to continue to maintain and introduce diversified educational programs. We may also need, from time to time, to introduce additional education services and programs to meet market demand. The future success of our business depends partly on our ability to develop new educational services and programs. The planned timing or introduction of new educational services and programs is subject to risks and uncertainties. Actual timing may differ materially from any originally proposed timeframes. Unexpected operational, technical or other issues could delay or prevent the introduction of one or more of our new educational services or programs. In addition, significant investment of human capital, financial resources and management time and attention may be needed based on a particular feature of our newly introduced educational programs. If we fail to manage the expansion of our portfolio of educational programs efficiently and cost-effectively, our business could be negatively affected. Moreover, we cannot assure you that any of our new services and programs will achieve market acceptance or generate incremental revenue or that our operation of such new services or programs will comply with our business scope or applicable licensing requirements. If our efforts to develop, market and sell our new educational services and programs to the market are not successful, our business, financial position and results of operations could be materially and adversely affected.

We may not be able to continually enhance our educational services and adapt them to rapid pedagogical innovations, evolving test methods and student needs and preferences.

The quality of our educational services and student and parent satisfaction are vital to the success of our business. The educational services market is characterized by rapid pedagogical innovations, evolving test methods and student needs and preferences. We must quickly identify areas for changes, improvements and enhancements of our programs and services to adapt to any pedagogical innovation, changes in test methods and curriculum and evolving student needs and preferences.

For example, a significant part of our educational services focuses on middle school and high school education. There are continual changes in the focuses of the subjects and questions tested on standardized tests, such as the Zhongkao and the Gaokao, the two most significant tests for Chinese students. These tests are administered by local government authorities and are critical in determining admission into high school, in the case of the Zhongkao, and college, in the case of the Gaokao. The format of these tests and the manner in which such standardized tests are administered are also changing, especially in Zhejiang province, one of the pioneers in educational reform and innovation. In particular, in 2009, Zhejiang Province implemented its new Gaokao regime, where two new types of evaluations, namely the High School Graduation Exam and the Comprehensive Quality Evaluation, were incorporated into the undergraduate admission process. The new regime also allowed universities to use their self-designed tests, as opposed to the standard tests designed by the government, in their admission process. In addition, on a national level, some top universities in China, including Tsinghua University and Peking University, have been allowed to recruit a certain percentage of students through independently administered tests and admission procedures in recent years. While college applicants are still required to have a Gaokao score above a certain threshold, the Gaokao scores for these applicants will not be the sole determining factor in the admission process. In 2018, 90 universities and colleges were allowed to recruit students through independently administered tests and admission procedures.

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

The private K-12 education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. See “Item 4. Information on the Company—B. Business Overview—Competition” for more information relating to the competitive landscape of the industry in which we compete. Competition could result in loss of market share and revenue, lower profit margins and limitations on our future growth. Some of our competitors, particularly public schools, have governmental support in forms of government subsidies and other payments or fee reductions. These competitors may devote greater resources, financial or otherwise, than we can to student recruitment, campus development and brand promotion and respond more quickly than we can to changes in student demands and market needs. Our student enrollment and retention may decrease due to intense competition. We may be required to reduce tuition and other fees or increase spending in response to competition in order to attract or retain students or pursue new market opportunities. As a result, our revenue, profit and profit margin may decrease. With respect to the services we provide to our managed schools, we are one of the pioneers in the industry to provide non-education value-added services but we also compete with specialized non-education service providers who provide services in their respective, specialized fields, such as logistics, operational, landscape and cafeteria services which have a lower entry barrier. As such, we may not be able to compete effectively and efficiently. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise fail to respond to competitive pressures effectively, we may lose market share and our business, financial condition and results of operations may be materially and adversely affected.

We have limited experience generating net income from some of our newer service offerings providing non-education services to schools and may not achieve expected results from these newer service offerings.

We have been engaged to provide various both education and non-educational services to our managed schools, and have expanded to provide non-education, value-added services to our affiliated school. But we have limited experience providing non-educational services at a mass level. We may devote significant resources to our newer service offerings, but fail to achieve expected results from such newer service offerings. If such newer service offerings are not well accepted, we may not achieve our expected expansion to service offerings. As a result, our overall business and results of operations may be materially and adversely affected.

We may experience declines in our margins due to the expansion of our business and addition of new business models.

Many factors may result in a decline of our margins. For example, our gross margin may decrease as costs incurred in the expansion of our business and our physical network of learning centers and service centers increase faster than our revenues. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. In recent years, we have experienced fluctuations in our margins, there can be no assurance that our margins will not continue to decline in the future.

We may not be able to integrate businesses we acquired or plan to acquire in the future, which may adversely affect our business growth.

We plan to acquire 51% equity interest in Zhenjiang Jianghe High School of Art (from its founders), a for-profit high school specializing in the arts education pursuant to an Investment Cooperation Agreement dated September 28, 2018. We also plan to selectively acquire schools to expand our network coverage and/or businesses that are complementary to our core expertise in K-12 education. We cannot assure you that we will be able to integrate the acquired businesses with our existing operations, and we may incur significant financial resources to streamline the operation of the acquired businesses under our internal control requirements and divert substantial management attention to the transition of the acquired businesses before achieving full integration. In addition, the businesses and schools we acquire may be loss making or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time we acquire them, which may impact our ability to realize the expected benefits from the acquisition or our financial performance. If we fail to integrate the acquired businesses in a timely manner or at all, we may not be able to achieve the anticipated benefits or synergy from the acquired businesses, which may adversely affect our business growth.

We may not be able to manage our business expansion and strategic acquisitions effectively.

We plan to continue to expand our presence through organic growth, the asset-light approach, and strategic acquisitions. In particular, to support our continued growth and to strengthen our market share in the region in which we currently operate, we need to establish or acquire new schools, and obtain rights to operate new schools. We also need to establish or acquire new schools in other regions to expand geographically. Expansion has resulted, and will continue to result, in substantial demands on our management and on our operational, technological and other resources. We intend to extend our growth strategy, the asset-light approach, where we provide various services including, but not limited to, management and operation services, educational services, and operate and manage additional schools, without acting as the sponsors of the schools that we provide services to either directly or through our wholly-owned foreign subsidiaries in the PRC, and without acquiring ownership in such schools where such schools are owned and sponsored by related or independent third parties. We also hope to expand our asset-light model; such expansion is associated with substantial risks and uncertainties, including our ability to generate sufficient revenue to offset the costs and expenses of operating and managing the schools, including the possibility of failure to achieve the intended revenue and other benefits expected from the asset-light model, and the diversion of resources and management attention from our existing businesses.

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

We have entered into cooperative relationships with various overseas schools and institutions to provide resources for our international program. We derive direct benefits from these relationships such as the ability to offer more diverse programs and classes and the ability to charge a premium for the programs we teach with other education service providers. We also derive indirect benefits from these relationships such as enhancement of our Hailiang brand and reputation, and exposure to overseas educational methods and experiences.

If our relationships with any of these education service providers deteriorate or are otherwise damaged or terminated, or if the benefits we derive from these relationships diminishes, whether as a result of our own actions, actions of any third-party, including our competitors, or of regulatory authorities or other entities beyond our control, our business, prospects, financial condition and results of operations would be harmed.

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

We lease real properties used by our affiliated schools with a total combined gross floor area and site area of approximately 1.10 million square meters as of June 30, 2018 from Hailiang Investment which is controlled by Mr. Feng, our controlling shareholder. Historically, we recorded rental expenses paid to Hailiang Investment of RMB25.4 million, RMB30.0 million, and RMB31.0 million (approximately US$4.7 million) for these properties which amounted to 3.9%, 3.5%, and 2.7% of our revenue in the 2016, 2017 and 2018 fiscal years, respectively.

The terms of our current leases are for twenty years. All of our current leases contain priority renewal provisions which provide that we have the right of first refusal to renew each lease upon the expiration of the lease, provided we notify lessor six months in advance. Under the lease agreements, we can terminate the lease at any time without cause, provided we notify the lessor in writing three months in advance. The lessor may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days or use of the properties for illegal activities. To terminate the leases for other causes, the lessor would have to give us written notice one year in advance and obtain our consent to such termination. However, there is no assurance that the lessor will observe its obligations under these lease agreements. As a result, at the end of each year or the term of the lease, we may fail to reach an agreement for a rental price or otherwise fail to continue to lease the properties. We may be forced to relocate the affected operations to a new location, which could involve substantial rent increases and material business interruption.

In addition, we cannot assure you that the lessor has duly obtained the title certificates of the properties subject to our leases or otherwise has the right to lease the properties. In particular, as of June 30, 2018, the lessor has failed to provide title certificates to properties associated with Tianma Experimental School and part of Hailiang Education Park that has an aggregate gross site area of approximately 545,000 square meters, representing 49.40% of all of our leased properties as of June 30, 2018. If any of our leases were terminated as a result of challenges by third-parties or governmental authorities, we may be forced to relocate the affected operations and incur significant expenses. We might also be liable or incur costs associated with potential defects in the properties we lease. We may also be required to pay fines or damages as a result of our use of such properties. There is no assurance that we may find suitable replacement sites in a timely manner on terms acceptable to us.

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

We could be held liable for the accidents or injuries or other harm to students or other people at our schools, including those caused by or otherwise arising in connection with our school facilities or employees. We could also face claims alleging that we were negligent, provided inadequate maintenance to our school facilities or supervision to our employees and therefore should be held liable for accidents or injuries suffered by our students or other people at our schools. In addition, if one of our students commits acts of violence, we could face allegations that we failed to provide adequate security or were otherwise responsible for his or her actions. Our schools may be perceived to be unsafe, which may discourage prospective students from attending our schools. Although we maintain certain liability insurance, this insurance coverage may not be adequate to fully protect us from these kinds of claims. In addition, we may not be able to obtain liability insurance in the future at reasonable prices or at all. A liability claim against us or any of our employees could adversely affect our reputation and student enrollment and retention. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

There are risks associated with our use of the Hailiang Education Park.

In September 2016, Hailiang Investment, a company controlled by our controlling shareholder, Mr. Feng, completed the construction of the Hailiang Education Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Education Park.” As of June 30, 2018, our affiliated schools that operated in Hailiang Education Park were Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School and Hailiang Foreign Language School.

On November 18, 2015, we entered into a lease agreement with Hailiang Investment regarding Hailiang Education Park. The term of the lease is twenty years and the rental fee in the first year is RMB20.0 million (approximately US$3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Management.

On December 29, 2017, we terminated the above mentioned lease agreement and entered into 4 new lease agreements with Hailiang Investment regarding Hailiang Education Park, in order to allocate lease fees to each school occupying the Hailing Education Park according to their respective gross floor areas. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Education Park.”

The hotel has completed final construction examination and has commenced operation in October 2017. As such, for all of the gross floor area and the gross site area of Hailiang Education Park, Hailiang Investment has either undertaken the final construction examination or made the relevant filings with the relevant authorities required upon completion of the construction of the Hailiang Education Park.

There are certain other risks associated with the utilization of the Hailiang Education Park, including:

•	construction quality issues;

•	greater time and resources may be required to utilize the Hailiang Education Park than we currently estimate;

•	any dissatisfaction with the Hailiang Education Park on the part of our students, teachers or parents could lead to lower student enrollment or teacher retention in the future;

•	the possibility that if there is no increase in enrollment or tuition, our profitability may be impaired; and

•	the possibility that the Hailiang Education Park will be inadequate.

Capacity constraints of our school facilities could cause us to lose students to our competitors.

The educational facilities of our affiliated schools are limited in space and size. We may not be able to admit all qualified students who would like to enroll in our educational programs due to the capacity constraints of our current school facilities. Furthermore, absent additional acquisitions, we may not be able to expand our capacity at our current campuses or relocate to other facilities in the local area with more space. If we fail to expand our physical capacity as quickly as the demand for our services grows, or if we otherwise fail to grow by establishing or acquiring additional schools and campuses, we could lose potential students to our competitors, and our results of operations and business prospects could suffer as a result.

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

We cannot assure you that materials and other educational content used in our schools and programs do not or will not infringe intellectual property rights of third-parties. As of June 30, 2018, we have not experienced any claims for intellectual property infringement. However, there is no guarantee in the future that third-parties will not claim that we have infringed on their proprietary rights. For example, our educational materials may include test questions that are developed based on actual questions of tests administered by third-parties or regulatory authorities, who may allege that our test questions infringe their copyrights. We may also use educational materials designed in conjunction with our overseas associates and we cannot guarantee that disputes will not arise over the intellectual property rights associated with these materials.

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

As of June 30, 2018, Mr. Feng beneficially owned approximately 83.61% of our total outstanding ordinary shares. As a result, Mr. Feng has significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval. These matters include mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might result in substantial reduction of the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Our founder, Mr. Feng, is also the founder, chairman and a major shareholder of Hailiang Group and its subsidiaries, with which we have entered into related party transactions. Mr. Feng may from time to time make strategic decisions that he believes is in the best interests of Hailiang Group as a whole, which may affect us or may not be aligned with the interests of other holders of our ordinary shares and ADSs. We may not be able to resolve any potential conflicts of interest and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

We deposit a certain amount of cash with a related party and are subject to credit risks of such related party.

As part of our cash management policy, we have historically deposited and expect to continue to deposit a certain amount of cash generated from our private education business with Hailiang Finance, a related party finance company owned by Hailiang Group, in order to earn interest at market rates with flexible withdrawal terms on our deposits. Since September 2014, Hailiang Group and Mr. Feng have entered into a guarantee agreement with us to irrevocably and jointly guarantee the timely return of our deposits on behalf of the finance company, and the guarantee has been renewed annually since. As of June 30, 2018, the balance of cash and term deposits we had with Hailiang Finance amounted to RMB944.7 million (approximately US$142.8 million). To control our credit exposure with Hailiang Finance, based upon our current policy effective since October 10, 2018, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2019 to be approximately RMB1.9 billion (approximately US$287.1 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days.

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

Failure to maintain effective internal control over financial reporting could cause us to inaccurately report our financial results or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of ADSs.

Prior to our initial public offering in July 2015, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F.

Our management has concluded that our internal control over financial reporting was effective as of June 30, 2018. See “Item 15. Controls and Procedures,” for a description of management’s evaluation of our internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. While we are not subject to our independent registered public accounting firm’s conclusion on effective internal control over financial reporting during fiscal year ended June 30, 2018, we are unsure if our independent registered public accounting firm will conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. In addition, we need to continue to evaluate the consolidation of our affiliated entities given the change in the ownership or voting power of the Company by the nominee shareholders of the affiliated entities. As a result, while we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, any failure to maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs.

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

After identifying the material weakness in internal control over financial reporting for the fiscal year ended June 30, 2016, we have assigned two financial accounting personnel familiars with internal control to implement necessary measures to improve our internal control system. For the fiscal year ended June 30, 2017, we have standardized and improved essential business processes according to the requirements of internal control. For the fiscal year ended June 30, 2018, we have hired a new Chief Financial Officer and additional key accounting staff with prior experiences with Big Four accounting firms and extensive knowledge of IFRSs and Chinese GAAP. We believe that we have fully remediated the material weakness identified in the fiscal years ended June 30, 2016 and 2017. Any projections of any evaluation of effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with our policies or procedures may deteriorate.

Risks Relating to Our Corporate Structure

Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Our private education service business is subject to extensive regulations in China. The Chinese government regulates various aspects of our business and operations, such as curriculum content, educational materials, standards of school operations, student recruitment activities and tuition and other fees. The laws and regulations applicable to the private education sector are subject to frequent changes, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively.

Foreign ownership in educational services is subject to significant regulations in China. The PRC government regulates the provision of educational services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Hailiang Consulting, is a foreign owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools with K-12 educational programs. Due to these restrictions, we conduct our private education business in China primarily through contractual arrangements among (i) Hailiang Consulting, our operating subsidiary in China, (ii) our affiliated entities, including Hailiang Management and its subsidiaries, and (iii) the shareholders of Hailiang Management, namely Mr. Feng (our founder and our ultimate controlling shareholder who holds a 99.9% equity interest in Hailiang Management, and Beize Group who holds a 0.1% equity interest in Hailiang Management and is controlled by Mr. Feng and his wife). We hold the required licenses and permits necessary to conduct our private education business in China through the schools controlled and held by Hailiang Management. We have been, and expect to continue to be, dependent on our affiliated entities to operate our private education business. Additionally, with respect to managed schools that we manage and operate but do not own or sponsor, relevant regulations requiring that service and management fees charged to managed schools be negotiated on an arm’s length basis that represents genuine service have not become effective as of June 30, 2018. We believe we are currently in compliance with and expect to be in compliance with the requisite fair value service regulations upon their effectiveness.

If our ownership structure and contractual arrangements are found to be in violation of any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including—the MOE, which regulates the education industry in China, the Ministry of Commerce, or MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China—would have broad discretion in imposing fines or punishments upon us for such violations, including:

•	requiring the Company to restructure its ownership structure and operations in the PRC to comply with the existing or future PRC laws and regulations;

•	revoking the affiliated entities’ business and operating licenses;

•	requiring the affiliated entities to discontinue or restrict operations;

•	blocking the affiliated entities’ websites;

•	imposing additional conditions or requirements with which the affiliated entities may not be able to comply; or

•	takeing other regulatory or enforcement actions against the affiliated entities that could be harmful to the affiliated entities’ business.

As of the date of this annual report on Form 20-F, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above have been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected.

The draft Foreign Investment Law proposes sweeping changes to the PRC foreign investment legal regime and will likely to have a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business.

There are significant uncertainties under the Draft Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.

On January 19, 2015, MOFCOM published a draft of PRC law on Foreign Investment (Draft for Comment), or the Draft Foreign Investment Law. At the same time, MOFCOM published an accompanying explanatory note of the Draft Foreign Investment Law, or the Explanatory Note, which contains important information about the Draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises, or FIEs, primarily through contractual arrangements. The Draft Foreign Investment Law utilizes the concept of “actual control” for determining whether an entity is considered to be a foreign-invested project, and defines “control” broadly to include, among other things, voting or board control through contractual arrangements.

The Draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas. The Draft Foreign Investment Law would regulate FIEs the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in a “negative list.” The Draft Foreign Investment Law also provides that only FIEs operating in industries on the negative list will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIE’s operating in industries on the negative list may not be able to continue to conduct their operations through contractual arrangements. It also states that entities established in China but controlled by foreign investors will be treated as FIEs, while entities set up outside of China which are controlled by PRC persons or entities, would be treated as domestic projects after completion of market entry procedures. The MOFCOM, and the National Development and Reform Commission, or NDRC, promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, as amended on March 10, 2015, which came into effect on April 10, 2015, and as further amended on June 28, 2017 and came into effect on July 28, 2017 (the “2017 Catalogue”). On June 28, 2018 the MOFCOM and NDRC promulgated the Special Measures for Foreign Investment Access (2018 version), or the 2018 Negative List, terminating the 2017 Catalogue. According to the 2018 Negative List, the education services sector in which the Company is currently engaged in business operations, is not deemed to be either “restricted” or “prohibited” in the “negative list.” However, the MOFCOM and NDRC publish new Catalogues from time to time that may change the scope of the “negative list,” and as such, it is uncertain whether future Catalogues may re-classify advertising services sector in the “negative list.”

There is substantial uncertainty regarding the Draft Foreign Investment Law, including, among others, what the actual content of the law will be as well as the adoption and effective date of the final form of the law. As a result, we cannot assure you that the new Foreign Investment Law, when it becomes effective, will not have a material and adverse effect on our ability to conduct our business through our contractual arrangements.

The Draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the Draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on both foreign investors and the FIE subject to the law. Aside from an investment implementation report and an investment amendment report that are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Further, if we are deemed to have a non-PRC entity as a controlling shareholder and the MOFCOM re-classifies the advertising services sector in the “negative list,” the provisions regarding control through contractual arrangements could reach our VIE arrangement, and as a result LMG could become subject to restrictions on foreign investment, which may materially impact the viability of our current and future operations. Specifically, we may be required to modify our corporate structure, change our current scope of operations, obtain approvals or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders. Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of Draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

It is uncertain whether we would be considered as ultimately controlled by Chinese nationals. Mr. Hailiang Feng, our founder, principal shareholder and a PRC citizen, beneficially and indirectly own 83.61% of our outstanding voting securities. It is uncertain, however, if these factors would be sufficient to give them control over us under the Draft Foreign Investment Law. Moreover, the Draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the companies currently employing a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. If the enacted version of the Draft Foreign Investment Law mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations there may be substantial uncertainties as to whether we can complete these actions in a timely manner, if at all, and our business and financial condition may be materially and adversely affected.

We rely on contractual arrangements with Hailiang Management and its shareholders for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with Hailiang Management and its shareholders, Beize Group and Mr. Feng, our founder and our ultimate controlling shareholder, to operate our private education business. For a description of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company —C. Organizational Structure.” However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over Hailiang Management and our affiliated schools. Any failure by our affiliated entities, including Hailiang Management and our affiliated schools controlled and held by Hailiang Management, and the shareholders of Hailiang Management, to perform their obligations under the contractual arrangements would have a material adverse effect on the consolidated financial position and consolidated financial performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to be in violation of any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

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

The majority shareholder of Hailiang Management, Mr. Feng, our founder and our ultimate controlling shareholder, may not act in the best interests of our company.

Mr. Feng is the majority shareholder of Hailiang Management. He is also the founder and ultimate controlling shareholder of our company. We cannot assure you that Mr. Feng will act in the best interests of our company. We rely on Mr. Feng to comply with the terms and conditions of the contractual arrangements. Although Mr. Feng is obligated to honor his contractual obligations with respect to our affiliated entities, he may nonetheless breach or cause Hailiang Management to breach or refuse to renew the existing contractual arrangements that allow us to effectively exercise control over our affiliated entities and to receive economic benefits from them. If Mr. Feng does not honor his contractual obligations with respect to our affiliated entities, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in Hailiang Management to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholder of Hailiang Management, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements between our affiliated entities and us may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in the PRC, our affiliated entities and the shareholders of Hailiang Management are not conducted on an arm’s-length basis and adjust the income of our affiliated entities through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of our affiliated entities. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be harmed if the tax liabilities of our affiliated entities materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through contractual arrangements with our affiliated entities and the shareholders of Hailiang Management. As part of these arrangements, substantially all of our education-related assets that are important to the operation of our business are held by our affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using financing activities to make loans or additional capital contributions to our PRC subsidiary and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC subsidiaries, we may (i) make loans to our PRC subsidiary and affiliated entities, (ii) make additional capital contributions to our PRC subsidiaries, (iii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

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

We expect that PRC laws and regulations may continue to limit our use of proceeds from financing sources. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our entities in China. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the private education industry in China, could adversely affect the economy in China or the market for education services, which could harm our business. For example, under the 2004 Private Education Laws currently effective and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, pursuant to the 2016 Private Education Law, sponsors are not permitted to register for-profit schools that provide compulsory education services, which covers grades one to nine which grades account for a significant portion of our for-profit K-12 education business. However, the 2016 Private Education Law does not provide for a definitive time line for existing schools to re-register/change their for-profit or non-profit status. As of the date of this annual report on Form 20-F, we have not received any notice from the regulatory bodies regarding re-registration. The State Council and certain provinces including the Zhejiang province have promulgated implementing rules (in the form of Opinions) for the 2016 Private Education Law. Zhejiang province has promulgated implementing rules that all schools located in Zhejiang province are required to re-register and/or change their for-profit or non-profit statuses before 2022. We intend to maintain the current statuses of our affiliated schools (as re-registration is not required at this time under 2004 Private Education Laws currently effective) until we have obtained better clarity on the application of the 2016 Private Education Law.

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

Any increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us may result in a significantly higher tax burden or the disgorgement of any benefits we enjoyed in the past, which could in turn negatively affect our business, financial condition and results of operations.

Under the 2016 Private Education Law, which became effective on September 1, 2017, private schools, whether non-profit or for-profit, may enjoy preferential tax treatment. All of our affiliated schools currently have not elected to change or re-register their statuses pending the effectiveness of the implementation rule. The 2016 Private Education Law provide that non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools following the effectiveness of the 2016 Private Education Law are still unclear as more specific provisions are not yet to be introduced. Our affiliated schools by the end of 2018 fiscal year end have enjoyed preferential tax policies for enterprise income tax and business tax since their establishment, as private schools requiring reasonable return, as permitted by the Implementing Rules for the Law for Promoting Private Education (2004). On July 16, 2018, we received confirmation letters from the Zhuji Municipal Office of the State Administration of Taxation and the Zhuji Municipal Local Tax Bureau respectively for each of our affiliated schools which stated that (i) since its establishment, each school has been exempt from taxation, (ii) since its establishment, each school has been in compliance with applicable tax laws, and (iii) no enforcement action or penalty will be imposed with respect to the preferential tax treatment enjoyed by each school. Our PRC counsel has confirmed that this tax exemption is not contrary to PRC tax laws.

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

The PRC Enterprise Income Tax Law (“NEW EIT Law”) and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the New EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. The State Administration of Taxation, or SAT, promulgated Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management on April 22, 2009, referred to as Circular 82; Circular 82 formulates specific criteria for determining “de facto management body:” (1) its premises where its officers and management departments in charge of routine production and operation management perform their duties are mainly located inside China; (2) its financial decisions (such as borrowing, loan, financing and financial risk management) and personnel decision (such as appointment, dismissal and remuneration) are made by the organizations or persons located inside China, or need to be approved by them; (3) its principal properties, accounting books, corporate seals, meeting minutes and files of the board meetings and the shareholders’ meetings are placed or kept inside China; and (4) 1/2 or more than 1/2 of its directors or officers with voting rights customarily reside inside China. However, SAT promulgated Announcement of the State Administration of Taxation on Issues Concerning the Determination of Resident Enterprises on the Basis of Their Actual Management Bodies on January 29, 2014, referred to as Circular 9. Pursuant to these regulations, once we meet the above criteria, we shall file an application for determination of resident enterprise with the competent tax authorities at the place where its main investor is located in China. The competent local tax authorities will, upon preliminary judgment of the enterprise’s resident status, report the same from local, to municipal, to the provincial tax authorities for confirmation. Therefore, until we make such filing application, it is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary, Hailiang Consulting and any other PRC subsidiares which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within the PRC and be subject to PRC withholding tax. This could have a material and adverse effect on the value of your investment in us and the price of our ADSs.

There are significant uncertainties under the New EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the New EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiary, Hailaing Consulting is wholly-owned by our Hong Kong subsidiary. Hailiang Consulting also wholly owns the remaining of our PRC subsidiaries. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status.

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

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education on November 7, 2016, which became effective on September 1, 2017. Pursuant to the 2016 Private Education Law, sponsors of private schools may choose to establish schools as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which covers grades one to nine which accounted for a significant portion of our students as well as revenue during the reporting period. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. For further details, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).”

As of the date of this annual report on Form 20-F, the State Council and national ministries and certain provinces including Zhejiang province have promulgated implementing rules (in the form of Opinions) for the 2016 Private Education Law. Under the 2016 Private Education Law and its implementing rules, schools that offer compulsory education services must register as non-profit schools. However, PRC authorities still have not provided for the specific timeline for re-registering/changing. In addition, local government authorities, in implementing the amended law, may impose additional limits on the tuition and fees our schools charge. Furthermore, as a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the existing and amended law are affected by many factors, including whether our schools are characterized as for-profit or non-profit schools, the profitability of our schools, and our ability to receive dividends and other distributions from our PRC subsidiary, Hailiang Consulting, which in turn depends on the service fees paid to Hailiang Consulting from our affiliated schools and other service and management fees paid to Hailiang Consulting by our other PRC subsidiaries and managed schools.

Hailiang Consulting has entered into an exclusive management services and business cooperation agreement with Hailiang Management, pursuant to which we provide service to our schools in exchange for the payment of service fees. As advised by our PRC counsel, our right to receive the service fees from our schools and other affiliated entities does not contravene any PRC laws and regulations and that payment of service fees under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations. However, if the relevant PRC government authorities take a different view, or if the 2016 Private Education Law were to be implemented and interpreted in a manner that deems our current business practices to be in violation, our business, financial condition and results of operations may be materially and adversely affected.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests in a PRC resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (1) has an effective tax rate less than 12.5%, or (2) does not tax foreign income of its residents, the foreign investor shall report the Indirect Transfer to the competent PRC tax authority. The PRC tax authority will examine the nature of such Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to reduce, avoid or defer PRC taxes, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer such that gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective from January 1, 2008, however there is uncertainty as to the application of Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. In addition, the State Administration of Taxation has promulgated the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, on February 3, 2015, hereinafter referred to as Circular 7. Circular 7 makes detailed regulations to specify the above uncertainties. For example, Circular 7 defined the term “Indirect Transfer” clearly in Article 1: Indirect transfer of taxable assets in China shall mean transfer by a non-resident enterprise of equity and other similar interests (hereinafter referred to as the “equity”) of an overseas enterprise which holds taxable assets in China directly or indirectly (excluding Chinese resident enterprises registered overseas, hereinafter referred to as the “overseas enterprise”), which gives rise to a transaction that has identical or similar substantial results as direct transfer of taxable assets in China, including restructuring of a non-resident enterprise which causes changes in shareholders of an overseas enterprise. The non-resident enterprise which makes the indirect transfer of taxable assets in China shall be referred to as the “transferor of equity”. Moreover, Circular 7 has also stipulated how the effective tax rates in foreign tax jurisdictions are calculated, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. Articles 3, 4, 5 and 6 of Circular 7 provide guidance on how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. As a result, we and our non-resident investors may have the risk of being taxed under Circular 698 and may be required to spend valuable resources to comply with Circular 698 or to establish that we or our non-resident investors should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

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

Hailiang Consulting is permitted to declare dividends to our offshore subsidiary holding its equity interest, convert the dividends into a foreign currency and remit to its shareholder outside of the PRC. In addition, in the event that Hailiang Consulting liquidates, proceeds from the liquidation may be converted into foreign currency and distributed outside of China to our overseas subsidiary holding its equity interest. Furthermore, in the event that Hailiang Management liquidates, Hailiang Consulting may, pursuant to a power of attorney it has entered into with Mr. Feng and Beize Group, require Hailiang Management to pay and remit the proceeds from such liquidation to Hailiang Consulting. Hailiang Consulting then may distribute such proceeds to us after converting them into foreign currency and remit them outside of China in the form of dividends or other distributions. Once remitted outside of the PRC, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

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

We are a holding company and rely principally on dividends paid by our subsidiary in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. Hailiang Consulting’s income in turn depends on the service fees paid by our affiliated entities. Current PRC regulations permit our subsidiary in China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, Hailiang Consulting may distribute dividends only after it has made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, pursuant to the Implementation Rules for the Law for Promoting Private Education (2004), each of our schools that is a private school in China requiring reasonable return is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. However, following the effectiveness of the 2016 Private Education Law, which no longer uses the term “reasonable return” and requires a private school to either register as for-profit or non-profit, and prior to the specific implementing rules of 2016 Private Education Law being promulgated by the State Council and other relevant regulations promulgated by other local and regional governments, all of our affiliated schools that we control, each of which is a private school, are required to allocate not less than 25% of their annual net income to its development fund for the construction or maintenance of the school properties or for the purchase or upgrade of school facilities.  We are uncertain how the implementing rules of 2016 Private Education Law will be promulgated, and how such rules will impact our operation. For more detailed information, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).” Furthermore, if our subsidiaries or our affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

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

In addition, if the MOFCOM determines that we should have obtained its approval for our entry into contractual arrangements with our affiliated entities and the shareholder of Hailiang Management, we may be required to file for remedial approvals. There is no assurance that we would be able to obtain such approval from the MOFCOM. We may also be subject to administrative fines or penalties by the MOFCOM that may require us to limit our business operations in the PRC, delay or restrict the conversion and remittance of our funds in foreign currencies into the PRC or take other actions that could have material and adverse effect on our business, financial condition and results of operations.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles , or SAFE Circular No. 37, effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since SAFE Circular No. 37 was recently issued, there remains uncertainty with respect to its implementation. We have requested PRC residents who we know currently hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. As advised by AllBright Law Offices, our PRC legal counsel, as of the date of this annual report on Form 20-F, such PRC residents have duly made such applications, filings and amendments as required by SAFE Circular No. 75, the predecessor regulation of SAFE Circular No. 37. Such applications, filings and amendments were made pursuant to SAFE Circular No. 75 before SAFE Circular No. 37 went into effect. However, SAFE Circular No. 37 shall apply to any subsequent amendments made by Mr. Feng after the effective date of SAFE Circular No. 37. As of the date of this annual report on Form 20-F, to the best of our knowledge, Mr. Feng is not required to make any amendment under SAFE Circular No. 37. However, we cannot assure you that Mr. Feng or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If they fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.4%, 2.0%, and 1.6% in 2015, 2016 and 2017, respectively. China’s overall economy and the average wage in the PRC are expected to continue to grow. Future increases in China’s inflation and material increases in the cost of labor may materially and adversely affect our profitability and results of operations unless we are able pass on these costs to our students by increasing tuition.

Risks Relating to our Ordinary Shares and ADSs

The market price for the ADSs may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NASDAQ Global Market on July 7, 2015, the trading price of our ADSs has ranged from US$7.02 to US$88.92 per ADS, and the last reported trading price on October 17, 2018 was US$63.55 per ADS.  The market price of the ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All of our outstanding ADSs are freely transferable without restriction or additional registration under the Securities Act and are available for sale, subject to certain restrictions. Sales of these shares into the market could cause the market price of our ADSs to decline.

We may need additional capital, and the sale of equity or debt securities would result in dilution to our shareholders and restrictions on our business and operations.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for more than the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. If our resources are insufficient to satisfy our cash requirements, we may seek to sell equity or debt securities or obtain a credit facility. The sale of equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows, general market conditions for capital-raising activities, and economic, political and other conditions in China and elsewhere. We cannot assure you that if we need cash financing it will be available in sufficient amounts or on terms acceptable to us, if at all.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the price of our ADSs and trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, imposes various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs and has made and will continue to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We will cease to qualify as an “emerging growth company” on the earliest of (i) the last day of the fiscal year in which we had US$1.07 billion or more in annual gross revenue, (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering, (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” under the Exchange Act.

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

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant legal, accounting and other expenses that we do not incur as a foreign private issuer.

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

The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our amended and restated memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose or the instructions fail to specify the manner in which the depositary is to vote, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares. The effect of this discretionary proxy is that if you do not give voting instructions, you cannot prevent the ordinary shares underlying your ADSs from being voted, except in the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

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

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, we conduct a majority of our operations in China, and the majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside the United States and the majority of our directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

A non-United States corporation such as ourselves will be treated as a PFIC, as defined in Section 1297(a) of the Code, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties, and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the assets held for the production of passive income, it is possible that, for our 2018 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Hailiang Management and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Hailiang Management and its subsidiaries, and as a result, we are treating Hailiang Management as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, according to Internal Revenue Code Section 1297(c), a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Although we do not technically own any stock in Hailiang Management, because of our control of management decisions of Hailiang Management, our entitlement to economic benefits associated with Hailiang Management, and the inclusion of Hailiang Management as part of the consolidated group, there is a reasonable risk that our interest in Hailiang Management might be considered a deemed stock interest. Therefore, the income and assets of Hailiang Management and its subsidiaries should be included in the determination of whether or not we are a PFIC in any taxable year. It is important to emphasize that there is little to no guidance other than the statute itself (Internal Revenue Code Section 1297(c)) and analogous portions of the code, treasury regulations and other accepted authorities and as such it is possible for the IRS to challenge the argument that the look through rule would apply in this case, especially since the statute explicitly says “stock.” Thus, if we are not treated as owning Hailiang Management and its subsidiaries for United States federal income tax purposes, we would likely be treated as a PFIC.

For PFICpurposes, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we are treating Hailiang Management and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to substantially all of the economic benefits associated with these entities, and as a result, we will consolidate these entities’ operating results in our consolidated IFRS financial statements.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business through our subsidiary, and affiliated entities in China. As of June 30, 2018, we owned and operated 7 affiliated schools offering K-12 educational services in Zhuji, Zhejiang province of China, and managed and operated, but did not own or sponsor, an additional 16 private schools that offer K-12 educational services in Jiangxi, Hubei, and Zhejiang provinces of China.

We started our operations in 1995 when Zhuji Hailiang Foreign Language School, our first private school, was founded by Mr. Feng. Our second private school, Hailiang Experimental High School, was founded by Mr. Feng and Mr. Zhanghuan Meng, or Mr. Meng, in 2001. At the time of its founding, Mr. Feng owned 60% of the equity interest in the school and Mr. Meng held the remaining equity interest in the school. In November 2011, Mr. Feng purchased the remaining 40% equity interest in Hailiang Experimental High School from Mr. Meng and became the sole sponsor of Hailiang Experimental High School. Our third private school, Tianma Experimental School, was jointly acquired by Mr. Feng and Mr. Meng in July 2009. At the time of the acquisition, Mr. Feng and Mr. Meng beneficially owned 80% and 20% of the equity interest in the school, respectively. In November 2011, Mr. Feng acquired the 20% equity interest in the school from Mr. Meng and became the sole sponsor of Tianma Experimental School.

Between 2011 and 2013, we underwent a corporate restructuring in contemplation of our initial public offering. In particular:

•	Incorporation of the listing entity and Hong Kong subsidiary. In April 2011, Mr. Feng incorporated Hailiang Inc. as our proposed listing entity in the Cayman Islands and Hailiang HK in Hong Kong. In January 2012, he transferred all of his shares of Hailiang HK to Hailiang Inc.

•	Change in holding structure by Mr. Feng. In December 2011, Mr. Feng transferred all the shares in Hailiang Inc. to four BVI holding companies.

•	Incorporation of PRC subsidiary. In December 2011, Hailiang HK incorporated Hailiang Consulting as our wholly-owned subsidiary in the PRC.

•	Equity investment in our company. In March 2012, Maxida International Company Limited, an independent third party, purchased 5,000,000 newly issued ordinary shares, or 1.4% of Hailiang Inc.’s total outstanding shares after the purchase, for US$3.0 million.

•	Consolidation of our affiliated schools under a single entity. In April 2012, Mr. Feng incorporated Hailiang Management which is wholly-owned by Mr. Feng, as the holding company to hold equity interests in our affiliated schools in China and transferred his equity interests in our three schools to Hailiang Management.

In October 2014, Mr. Feng transferred his 100% interest in Brilliant One Development Limited, one of the four BVI companies that Mr. Feng had previously transferred his shares of Hailiang Inc. to in December 2011, to Hailiang International Investment (HK) Limited, a company wholly owned by Hailiang Group. Hailiang Group is controlled by Mr. Feng.

Foreign ownership in educational services is subject to significant regulations in China. The PRC government regulates the provision of educational services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Hailiang Consulting, is a foreign-owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools with K-12 educational programs, either for-profit or not-for-profit. Due to these restrictions, we, through our PRC subsidiary, Hailiang Consulting, have initially entered into a series of contractual arrangements prior to our initial public offering, with (i) our affiliated entities, consisting of Hailiang Management and the schools which Hailiang Management controls and holds, and (ii) the shareholder of Hailiang Management, Mr. Feng, who is also our founder, which enable us to:

•	exercise the power over our affiliated entities;

•	have the exposure or rights to variable returns from our involvement with our affiliated entities; and

•	exercise the ability to affect those returns through use of its power over our affiliated entities.

We do not have any equity interest in our affiliated entities. However, as a result of these contractual arrangements, we control our affiliated entities through our PRC subsidiary, Hailiang Consulting. We have consolidated the results of our affiliated entities in our consolidated financial statements included elsewhere in this annual report on Form 20-F in accordance with IFRSs.

On June 30, 2017, Hailiang Consulting, Hailiang Management and Mr.  Feng entered into a series of amended and restated contractual arrangements (collectively, the “First Amended and Restated Contractual Arrangements”). The First Amended and Restated Contractual Arrangements added new affiliated entities of Hailiang Management and allowed for potential contractual arrangements, if any and when applicable, to be entered into by controlled affiliate(s) of Hailiang Consulting.

On February 8, 2018, Beize Group, a PRC company 100% owned by Mr. Feng and his wife, became a 0.1% record shareholder of Hailiang Management by contributing additional capital to Hailiang Management. As of the date of this annual report on Form 20-F, Mr. Feng and Beize Group hold 99.9% and 0.1% equity interest in in Hailiang Management, respectively. Accordingly, on February 23, 2018, Hailiang Management, Hailiang Consulting, Mr. Feng and Beize Group entered into a series of contractual arrangement (the “Second Amended and Restated Contractual Arrangements”), including the Second Amended and Restated Call Option Agreement, Second Amended and Restated Powers of Attorney, Second Amended and Restated Consulting Services Agreement and Second Amended and Restated Equity Pledge Agreement.

We have been advised by AllBright Law Offices, our PRC legal counsel, that:

•	The ownership structures of Hailiang Consulting and our affiliated entities comply with all current PRC laws and regulations; however, the Second Amended and Restated Contractual Arrangements may not be as effective in providing control as direct ownership;

•	The Second Amended and Restated Contractual Arrangements are valid, binding and enforceable under PRC laws and regulations, and are not in violation of PRC laws or regulations currently in effect; and

•	The business licenses of Hailiang Consulting and our affiliated entities are in full force and effect. Each of Hailiang Consulting and our affiliated entities have all necessary power to conduct its business as described in its business scope under its business license, and to enter into the contractual arrangements described in this annual report on Form 20-F. To the best of our PRC legal counsel’s knowledge after due inquiry, none of Hailiang Consulting, any affiliated entities, or their respective assets are entitled to any sovereign immunity from any action, suit or other legal proceedings, or from enforcement, execution or attachment.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the contractual arrangements and agreements that establish the structure for operating our educational services business in China do not comply with relevant PRC government restrictions on foreign investment in the educational services industry, we could be subject to severe penalties, including being prohibited from continuing operations. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

On July 6, 2015, we completed the initial public offering of 2,858,000 ADSs. On July 7, 2015, we listed our ADSs on the NASDAQ Global Market under the symbol “HLG.”

On December 22, 2017, we filed with the SEC a registration statement on Form F-3 for a shelf registration offering of Ordinary Shares and warrants in the aggregate amount of $100,000,000 (the “Shelf Offering”), which was declared effective on January 5, 2018. As of June 30, 2018 and the date of this annual report on Form 20-F, we have not completed any draw down of the Shelf Offering.

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Hailiang Experimental High School relocated to the Hailiang Education Park. Tianma Experimental School’s and Hailiang Experimental High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2018, our affiliated schools operated in Hailiang Education Park include Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School and Hailiang Foreign Language School. On December 29, 2017, the Company terminated the original lease contract and entered into four new lease agreements with Hailiang Investment regarding Hailiang Education Park, in order to allocate lease fees to the respective schools according to their used gross floor area. The term of the lease is for twenty years and the rental fee in the first year is RMB20.0 million (approximately US$3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Investment. The lease covers the properties and facilities of Hailiang Education Park with a total combined gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Education Park.”

In November 2016 and February 2017, certain schools were separated from Zhuji Hailiang Foreign Language School and Zhuji Private High School (currently named Hailiang Experimental High School) and established as separate legal entities, with all of their equity interests held by Hailiang Management. Hailiang International Kindergarten, Hailiang Primary School, Hailiang Junior Middle School and Hailiang Senior Middle School became independent from Zhuji Hailiang Foreign Language School, and Hailiang High School of Art became independent from Hailiang Experimental High School. As a result, we still owned 100% of the equity interest in each of the aforementioned schools by the end of 2017 fiscal year end.

 On February 28, 2018, we sold the sponsorship and 100% equity interest of Hailiang Kindergarten to Hangzhou Hailiang Preschool Education Group Co., Ltd., a related party controlled by Mr. Feng, for a consideration of RMB20.0 million (approximately US$3.0 million), pursuant to a purchase agreement dated of even date. An independent third-party appraisal entity provided an appraisal opinion valuing the Hailiang Kindergarten at RMB20.0 million. The Hailiang kindergarten was operating at a loss in recent years while we have been focused on providing education and operation, management services to primary, middle and high school students.

On February 28, 2018, we sold all the assets and liabilities related to the kindergarten business unit of Tianma Experimental School (“Tianma Kindergarten”) to Zhuji Hailiang Preschool Education Investment Co., Ltd., a related party controlled by Mr. Feng, for a consideration of RMB1.7 million (approximately US$0.3 million), pursuant to an asset restructuring agreement dated as of even date. An independent third-party appraisal entity provided an appraisal opinion valuing the Tianma Kindergarten at RMB1.7 million.

We spun-off both Hailiang Kindergarten and Tianma Kindergarten as we have been focused on providing primary, middle and high school educational services. As a result, Hailiang Kindergarten and Tianma Kindergarten are no longer part of our operation and we own 100% of the equity interest in each of the remaining affiliated schools by the end of 2018 fiscal year.

We initially acquired right to operate Chuzhou Hailiang Foreign Language School on July 19, 2017. Pursuant to a certain change of operator agreement in June, 2018, we transferred the right to operate to Chuzhou Zhengxu Education Information Consulting Co., Ltd., a wholly owned subsidiary of Hailiang Group, for a consideration of RMB1.8 million (approximately US$0.3 million) (the “Chuzhou School Transfer Transaction”) based upon the appraised value determined by an independent third-party evaluator. The Chuzhou School Transfer Transaction was based on our business assessment in response to current market conditions.

In the fiscal year ended June 30, 2018, we continued to vigorously implement our asset-light model where instead of acquiring ownership in and sponsoring schools, we would be providing management services and educational services as well as other related services to schools sponsored by affiliated third parties. Additionally, we have established several new subsidiaries in the PRC to facilitate the provisions of various types of services to carry out our asset-light strategic approach. Through collaboration with our related entities, Hailiang Group, and Hailiang Investment, as of the end of fiscal year 2018, we have commenced managing and operating an aggregate of 16 schools sponsored by either Hailiang Group, or Hailiang Investment, where we receive management fees and/or operation fees for providing a mixed array of services including but not limited to, admission and recruitment, human resources, procurement, financial and/or property and logistics management services, including but not limited to campus store management, property management, students recruitment and admission management and consulting, financial consulting, employee management, supply chain consulting and management and IT operation and/or overseas consulting services.

Pursuant to our collaboration with Hailiang Group and Hailiang Investment, we are now able to accelerate the expansion of our Company across China and improve the business prospects of the Company, without the need for a large amount of capital.

Our principal executive offices are located at No. 1508 Binsheng Road, Binjiang District, Hangzhou City, Zhejiang Province, 310051, People’s Republic of China. Our telephone number at this address is +86-571-5812-1974 and our fax number is +86-571-5812-1974. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website is http://www.hailiangeducation.com. The information contained on our website is not a part of this annual report on Form 20-F. Our agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036-8401.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

As of June 30, 2018, we operate and manage an aggregate of 7 affiliated schools in the PRC that we own or sponsor through our PRC affiliated entities (the “affiliated schools”), and we provide operational, supporting, or management services to, but do not own or sponsor an additional 16 schools (the “managed schools”). Our ultimate Cayman Islands holding company does not have any substantive operations other than indirectly controlling Hailiang Management, our affiliated entity, which controls and holds our schools through certain contractual arrangements.

We have traditionally generated our revenues from operating and sponsoring our affiliated schools. As of June 30, 2018, 22,110 students were enrolled in our affiliated schools and we employed a total of 1,856 teachers and educational staff for our affiliated schools. We are dedicated to hiring teachers and educational staffs who hold the necessary academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance.

We offer our basic educational program and international program at the primary school, middle school and high school levels. Our basic educational program offers curricula with courses mandated by the PRC regulatory authorities, as well as those developed through our own research and development efforts. Our international program also offers curricula mandated by the PRC regulatory authorities and in addition, provides curricula with a focus on preparing students to study abroad. As most of the students in our international program plan to study abroad after they graduate from our middle school and high school programs, we have designed our international program to specifically address the needs of these students in terms of both language and academics. In addition, for students planning to apply to undergraduate programs in the U.S., the U.K. or Australia, we provide courses designed to help students become eligible to these programs, such as A-levels courses for universities in the U.K., SAT courses for universities in the U.S., or VCE courses for universities in Australia. We have steadily developed our international program within our affiliated schools system from 1,913 students as of June 30, 2016, 2,825 as of June 30, 2017, and further to 3,860 as of June 30, 2018. In addition to our education services and boarding services, we also provide other ancillary services to our students and their parents, such as after-school enrichment program, overseas study consulting services as well as hotel management.

To diversify our operation and business model, we have adopted the asset-light model where we operate and/or manage K-12 schools pursuant to consulting and management agreements, but do not own or sponsor such schools. This approach has allowed us to operate a highly scalable business model and launch schools with significantly lower upfront capital expenditures. As such, we now also generate revenues from management fees and operation service fees pursuant to stand-alone agreements entered into by and among us, any relevant wholly owned subsidiaries in the PRC, and the entity sponsoring the specific school (either Hailiang Group or Hailiang Investment). We commenced operating and managing an aggregate of 16 schools, ranging from K-12 grades, in the fiscal year ended June 30, 2018, and expect to continue to increase the number of schools that we operate, manage but not own or sponsor. As of June 30, 2018, across our 16 managed schools, we had an aggregate number of approximately 32,574 students. We are not responsible for the hiring and managing of our managed schools as of the date of this annual report. For more detailed information on both our managed schools and our asset-light model, refer to “Item 4. Information on the Company – B. Business Overview –Our Schools and Programs,” and “Item 4. Information on the Company – B. Business Overview – Asset Light Model.”

With over 20 years of operation, according to Frost & Sullivan Report, Hailiang Education is the largest K-12 education and management service provider in China. Hailiang Senior Middle School was recognized as Tier 2 Special Model School in Zhejiang province for the 2016/2017 school year. Both Hailiang Senior Middle School and Hailiang Experimental High School were recognized as “Key Schools” (重点学校) and both of Hailiang Junior Middle School and Tianma Experimental School were recognized as “Model Schools” (示范学校) by Zhejiang’s Department of Education in recognition of a number of factors, including the quality of education, course design, teacher qualifications and feedback from parents. In 2017/2018 school year, Hailiang Experimental High School was recognized as “Digital Campus Model School” (浙江省数学校园示范学校) by Zhejiang’s Department of Education in recognition of convergence of information technology and education. In school year 2017/2018, Hailiang Education received multiple awards including "2017 Education Group Influencer" (2017年度影响力教育集团) by Tencent Education Annual Billboard, "2017 Top Brand of China's Education Group Award" (2017中国品牌实力教育集团) by Sina Education, "Annual Most Value Investment Award" by the China Financial Summit Winter Forum, and "Top 10 Innovative Brand in China" (中国十大创新品牌) awarded jointly by China International Business magazine and other authorized institutions.

With respect to our international academic programs, we have continued to develop new courses with our partners or collaborators to strengthen the competitiveness of the programs offered by our affiliated schools. These programs are intended to provide an efficient international education pathway to students who wish to study abroad for their undergraduate degrees. On February 25, 2017, Hailiang Foreign Language School, Hailiang Education and Thomas Carr College in Australia entered into a collaboration agreement (“TCC Agreement”) to deliver the Victorian Certificate of Education (“VCE”) program, as authorized by the Victorian Curriculum and Assessment Authority (“VCAA”), in addition to Chinese high school curriculums for students aiming at studying in Australia higher education institutions. On September 8, 2017, Hailiang Foreign Language School and ELS American Education Consulting (Shanghai) Co., Ltd. (“ELS”) entered into a cooperation agreement in order to supplement and incorporate the EAP program (English for Academic Purpose) into Hailiang’s existing curricula. With certificates issued by ELS, students can apply for community colleges and universities that recognize language certificates issued by ELS in the United States without completing IELTS/TOEFL examinations.

We have made significant progress in the collaboration with Pate’s Grammar School, one of the best co-ed, state schools in the UK, to develop new curriculum, teaching materials and principles of educational philosophy, pursuant to a cooperation agreements effective as of September 23, 2017, and supplemented as of September 18, 2018. Accordingly, in September 2018, we commenced a new class in Hailiang’s Zhuji campus that teaches Pate’s curriculum to provide our Zhuji students with a full British education.

For more detailed information on both our affiliated schools and our managed schools, refer to “Item 4. Information on the Company – B. Business Overview –Our Schools and Programs.”

Under the new regulation, the 2016 Private Education Law effective as of September 1, 2017, schools that provide compulsory education services from first grade to ninth grade, are required to register as non-profit schools, where revenues generated by school operation are required to remain within the school and used for school operation, and cannot be disbursed to the sponsor or owner of the school. However, the 2016 Private Education Law as well as its implementing rules (in the form of Opinions) thereof do not provide for a definitive time line for existing schools to re-register/change their for-profit or non-profit status. As of the date of this annual report on Form 20-F, we have not received any notice from the regulatory bodies regarding re-registration. It remains uncertain how the 2016 Private Education Law will be interpreted and implemented and impact our business operations. We intend to maintain the current statuses of our affiliated schools until we have obtained better clarity on the application of the new law or direct guidance from the relevant authorities. In the future, we may redefine and evolve our business model in response to the changes in law, which may include, without limitation, an increased emphasis on leveraging our knowledge and expertise in school operations by providing managerial and consulting services to various schools we operate or partner with. For more detailed information on the regulations, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).

We have experienced significant growth in our business, including both growth from our existing operation and the commencement of our educational services provided to schools in exchange for management fee and other fees in fiscal year 2018. Our revenue increased by 30.5% to RMB853.3 million in the 2017 fiscal year, and by 37.0% to RMB1,169.3 million (approximately US$176.7 million) in the 2018 fiscal year. These increases were driven primarily by an increase in the average tuition charged per student during the same periods and an increase in the number of enrolled students, as well as more students enrolled in our international education programs. Our gross profit increased by 32.0% to RMB204.8 million in the 2017 fiscal year, and increased by 78.1% to RMB364.7 million (approximately US$55.1 million) in the 2018 fiscal year. Our net profit increased by 68.7% to RMB167.7 million in the 2017 fiscal year, and increased by 37.7% to RMB230.9 million (approximately US$34.9 million) in the 2018 fiscal year. In particular, in line with our strategy to increase enrollment in our international program, we have increased the proportion of revenue derived from students enrolled in our international program from 18.7% of revenue in the 2016 fiscal year, 22.9% of revenue in the 2017 fiscal year, and to 28.2% of revenue in the 2018 fiscal year.

Asset-Light Model

Prior to fiscal year ended June 30, 2018, we have provided educational services in the PRC through the traditional model of owning and having legal sponsorship in each of the schools we launched or acquired. Beginning in 2017 and predominantly in the fiscal year ended June 30, 2018, we have also made a strategic shift to develop our asset-light expansion strategy. We entered into the 2017 Group Strategic Cooperation Agreement with our affiliated companies, Hailiang Group, and Hailiang Investment. As part of the business strategies of Hailiang Group and Hailiang Investment, each plan to establish additional schools through new construction, merger and acquisition, and entrusted management of private or public primary, middle and high schools. Pursuant to the 2017 Group Strategic Cooperation Agreement, all of these schools are expected to be operated through entrusted management and Hailiang Education has a priority right to operate and manage such schools. This cooperation affords Hailiang Education an opportunity to operate schools acquired or owned by Hailiang Group or Hailiang Investment. Pursuant to our asset-light strategy commenced in the fiscal year 2018, we have accepted the option to operate and manage 16 schools acquired by Hailiang Investment. We provided management services to schools in exchange for fixed services fees, including logistic, catering, and consulting services. Our managed schools are located in Jiangxi, Hubei, and Zhejiang Province. As of June 30, 2018, 32,574 students were enrolled in our managed schools.

In the fiscal year 2018, as we carry out our asset-light strategic approach in acquiring rights to operate and manage new schools, and providing management services and other related services to schools sponsored by independent third-parties, we have established several new subsidiaries in the PRC to facilitate our strategic approach as described below. In November 2017, we entered into a Strategic Cooperation Agreement (the “2017 Group Strategic Cooperation Agreement”) with our affiliated entities, Hailiang Group, and Hailiang Investment, to develop primary, middle and high school education in China. The goal of the 2017 Group Strategic Cooperation Agreement is to promote the development of private education in China by synergizing the competitive advantages of Hailiang Education, Hailiang Group and Hailiang Investment, by providing education management services, including but not limited to, admission and recruitment, strategic and development consulting, research and development, human resources, procurement, branding and marketing and/or property and logistics management services, including but not limited to student transfer service, campus store management, canteen and restaurant management, property management, dormitory and apartment management and/or overseas consulting services.

Pursuant to the 2017 Group Strategic Cooperation Agreement, each of Hailiang Group and Hailiang Investment is expected to offer to us the first right of refusal to accept operating schools over which Hailiang Group and/or Hailiang Investment have legal sponsorship, in exchange for education management, property and logistics management fees and/or other services rendered for each of the schools that we accept to operate. As of June 30, 2018, we operate but do not sponsor or own 16 schools, all of which are private schools. In fiscal year 2018, Hailiang Group and/or Hailiang Investment engaged us to operate but not sponsor the following 16 schools, (i) Jiulixianghucheng Kindergarten, (ii) Nanchang Baishu Angel City&Fenghuang Kindergarten, (iii) Nanchang Foreign Language Jiulixianghucheng School, (iv) Nanchang Foreign Language Gaoxin School, (v) Nanchang Maqiu Senior Middle School, (vi) Nanchang Baishu School, (vii) Yichun Baishu Foreign Language School, (viii) Yichun Baishu Foreign Language School Xuefulu Campus, (ix) Yichun Baishu Angel City&Bilingual Kindergarten, (x) Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, (xi) Xingfu Shiguang Angel Kindergarten, (xii) Nanchang Hualian Foreign Language Experimental School, (xiii) Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, (xiv) Jingdezhen Baishu School, (xv) Xinchang Nanrui Experimental School, and (xvi) Xiantao No.1 Middle School.  All of the 16 schools that we operate but do not sponsor or own are currently in operation, and have students actively enrolled as of the 2017/2018 academic year. This cooperation provides Hailiang Education with an effective brand-new business expansion model, which will enhance the asset-light approach, accelerate the expansion of Hailiang Education across China, and greatly improve the business prospects of the Company.

Ningbo Haoliang was incorporated on June 22, 2017, as a wholly owned subsidiary of Hailiang Consulting. Ningbo Haoliang’s business scope includes providing consulting and management services to our schools.

Ningbo Hailiang was incorporated on June 22, 2017 as a wholly owned subsidiary of Hailiang Consulting. Ningbo Hailiang’s business scope includes providing logistics management services to our schools.

Zhuji Hotel was incorporated on September 22, 2017 as a wholly owned subsidiary of Hailiang Consulting. Zhuji Hotel operates as a hotel to accommodate students’ parents, visitors, and event participants, and has obtained all relevant hotel operating permits.

Hailiang Management incorporated Hailiang Mingxin on August 9, 2017 as a PRC corporation. Hailiang Mingxin’s business scope includes plans to provide after-school tutoring and overseas consulting services to our schools and students.

Hailiang Management incorporated Hangzhou Hailiang on June 19, 2018 as a PRC corporation. Hangzhou Hailiang’s business scope includes plans to sponsor or operate/manage schools located in Hangzhou.

Hailiang Consulting incorporated Hailiang Sports on May 18, 2018 as a wholly owned subsidiary of Hailiang Consulting. Hailiang Sports’ business scope includes organizing sports events, competitions, providing sports information consulting service, sports training for competition, etc.

The following four subsidiaries have been incorporated but have not commenced significant business activities. Hailiang Management incorporated Zhuji Youer on November 15, 2017 as a PRC corporation. Hailiang Management incorporated Zhuji Minrui on November 15, 2017 as a PRC corporation. Hailiang Management incorporated Zhuji Shangzhuo on November 20, 2017 as a PRC corporation. Hailiang Management incorporated Zhuji Hongda on November 15, 2017 as a PRC corporation.

Subsequent Corporate Events

On August 28, 2018, Hailiang Management incorporated Zhuji Hailiang Foreign Language High School Co., Ltd. (“Zhuji Hailiang Foreign Language”) as the first for-profit school of the Group. As of the date of this annual report on Form 20-F, nearly 1,500 students enrolled in Zhuji Hailiang Foreign Language, among which, about 1,200 students were transferred from the high school level of Hailiang Foreign Language School. In September 2018, we entered into an Investment Cooperation Agreement with three school founders to acquire 51% equity in Zhenjiang Jianghe High School of Art Co. Ltd. Zhenjiang Jianghe High School of Art was established in 2018, with a student body of approximately 120 and with 30 faculty members. It provides art programs including but not limited to Painting, Music and Media, with a variety of specialized modules and seminars. As of the date of this annual report on Form 20-F, we have not completed the acquisition of Zhenjiang Jianghe High School of Art.

On August 2, 2018, Zhuji Hailiang After-school Service Co., Ltd. (“Hailiang After-school Service”) was incorporated as Ningbo Haoliang’s wholly owned subsidiary. Hailiang After-school Service’s mainly engaged in the provision of after-school enrichment program. On August 2, 2018, Hailiang Management incorporated Zhejiang Mingxin International travel Co., Ltd (“Mingxin International Travel”) as its wholly owned entity. Mingxin International Travel is mainly engaged in the provision of overseas study trip for students in the Group’s affiliated and managed schools. On September 26, 2018, Zhuji Hailiang Logistics Service Co., Ltd. (“Zhuji Hailiang Logistics”) and Zhuji Hailiang Supply Chain Management Co., Ltd. (“Zhuji Hailiang Supply”) were incorporated as Ningbo Hailiang’s wholly controlled subsidiaries. Zhuji Hailiang Logistics is mainly engaged in providing logistic services for the Company’s affiliated schools. Zhuji Hailiang Supply is engaged in the provision of purchasing and transportation services for affiliated schools. On September 26, 2018, Hailiang Education International Studying Service Limited  (“Hailiang International Studying”) was established as Hailiang HK’s wholly owned subsidiary and planned to provide consulting services for oversea studies. On October 9, 2018, Pate's-Hailiang International College Company Limited (“PHIC company”) was incorporated in United Kingdom, as Hailiang International Studying’s wholly owned subsidiary. PHIC company is mainly engaged in the operation of international study programs.

Our Schools and Programs

As of June 30, 2018, we operate and manage 7 centrally managed schools in the PRC that we own or sponsor through our PRC affiliated entities (the “affiliated schools”). Currently, we also provide operational, supporting and/or management services to an additional 16 schools in the PRC that we do not own or sponsor (the “managed schools”) either directly or through our affiliated entities in the PRC. While we intend to expand our asset-light approach to include providing a full range of educational services to schools that we do not own or sponsor in the fiscal year ending June 30, 2019, as of the end of our fiscal year ended June 30, 2018, we were not involved in providing educational services to the managed schools.

The affiliated schools are all located in Zhuji city, Zhejiang province and include (i) Hailiang Primary School, (ii) Hailiang Junior Middle School, (iii) Hailiang Senior Middle School, (iv) Hailiang High School of Art, (v) Tianma Experimental School, (vi) Hailiang Experimental High School, and (vii) Hailiang Foreign Language School. The 16 managed schools include (i) Jiulixianghucheng Kindergarten, (ii) Nanchang Baishu Angel City Fenghuang Kindergarten, (iii) Nanchang Foreign Language Jiulixianghucheng School, (iv) Nanchang Foreign Language Gaoxin School, (v) Nanchang Maqiu Senior Middle School, (vi) Nanchang Baishu School, (vii) Yichun Baishu Foreign Language School, (viii) Yichun Baishu Foreign Language School Xuefulu Campus, (ix) Yichun Baishu Angel City&Bilingual Kindergarten, (x) Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, (xi) Xingfu Shiguang Angel Kindergarten, (xii) Nanchang Hualian Foreign Language Experimental School, (xiii) Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, (xiv) Jingdezhen Baishu School, (xv) Xinchang Nanrui Experimental School and (xvi) Xiantao No.1 Middle School. They are located in Nanchang city, Yichun city, Jingdezhen city, Xinchang city, and Xiantao city. Nanchang Baishu Technology, our related party controlled by Hailiang Investment, is the sponsor or operator of “14 Baishu Schools” in Jiangxi province; Hailiang Investment, our related party, is the sponsor of Xinchang Nanrui Experimental School; and Xiantao Tiancheng Education Investment Co, Ltd, our related party controlled by Hailiang Investment, is the sponsor of Xiantao No.1 Middle School.

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Hailiang Experimental High School relocated to the Hailiang Education Park. Tianma Experimental School’s and Hailiang Experimental High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2018, our affiliated schools operated in Hailiang Education Park are Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School and Hailiang Foreign Language School.

As of June 30, 2018, across our affiliated schools, we had an aggregate number of 22,110 students, including 4,285 students in primary school, 5,631 students in middle school, 8,334 students in high school of our basic educational program and 3,860 students in our international program. At the same time, our schools employed an aggregate number of 1,856 teachers and educational staff. We have experienced significant growth since 1995, as the national and local governments in the PRC have adopted various policies to encourage and support the growth of private K-12 education in China. Since the commencement of operation of our first Hailiang school in 1995, an aggregate number of approximately 30,000 students have graduated from high schools in our affiliated schools.

The following table sets forth the basic information of our 7 currently in operation affiliated schools as of June 30, 2018.

School	Year Opened/Acquired	Educational Programs	Number of Students	Number of Classes	Number of Teachers and Educational Staff
Hailiang Foreign Language School	1995	International Primary School	1,035	57	143
		International Middle School	1,274	55	156
		International High School	1,551	80	226
		Sub-total	3,860	192	525

Hailiang Primary School **	2016	Primary School	2,695	83	220
		Sub-total	2,695	83	220

Hailiang Junior Middle School **	2016	Middle School	2,984	61	179
		Sub-total	2,984	61	179

Hailiang Senior Middle School **	2016	High School	3,495	80	297
		Sub-total	3,495	80	297

Hailiang Experimental High School	2001	High School	3,491	73	224
		Sub-total	3,491	73	224

Hailiang High School of Art ***	2017	High School	1,348	33	123
		Sub-total	1,348	33	123

Tianma Experimental School	2009 *	Primary School	1,590	47	131
		Middle School	2,647	57	157
		Sub-total	4,237	104	288

		Total	22,110	626	1,856

(*)	Tianma Experimental School commenced its operations in 1995, and we acquired Tianma in 2009.

(**)	Hailiang Primary School, Hailiang Junior Middle School and Hailiang Senior Middle School became independent from Zhuji Hailiang Foreign Language School.

(***)	Hailiang High School of Art became independent from Hailiang Experimental High School.

The following table sets forth the numbers of students, classes and teachers and educational staff of our affiliated schools as of June 30, 2016, 2017, and 2018.

	Number of Students			Number of Classes			Number of Teachers and Educational Staff
	June 30, 2016	June 30, 2017	June 30, 2018	June 30, 2016	June 30, 2017	June 30, 2018	June 30, 2016	June 30, 2017	June 30, 2018
Kindergarten	423	421	—	18	16	—	63	33	—
Primary School	4,004	4,018	4,285	126	123	130	378	340	351
Middle School	4,492	5,348	5,631	87	104	118	263	283	336
High School	7,841	8,338	8,334	180	181	186	538	659	644
International Program	1,913	2,825	3,860	96	141	192	286	319	525
Total	18,673	20,950	22,110	507	565	626	1,528	1,634	1,856

Each of our current affiliated schools is located within Zhuji city, Zhejiang province and is situated on spacious campuses. As of June 30, 2018, our affiliated schools in aggregate had over 802 multi-media classrooms, all with Wi-Fi-coverage, over 2,190 computers and tablet computers,15 sports fields and approximately 4,700 student dormitory rooms.  On April 9, 2018, Hailiang Education Library and Hailiang Shooting Hall were both put into use. Hailiang Education Library is located in Hailiang Education Park and covers a gross floor area of approximately 2,000 square meters. Hailiang Education Library can accommodate a total number of approximately 300,000 books. Hailiang Shooting Range Hall  is located in Hailiang Education Park and covers a gross floor area of  approximately 2,256 square meters with 3 stadiums of 10-meter, 25-meter and 50-meter respectively.

For our affiliated schools, we generally require all of our students to board at our schools, and substantially all of our students are housed in our boarding facilities. Each student dormitory building houses 192 to 1,404 students per building. Students who wish to commute and not board at our schools are reviewed and admitted on a case-by-case basis and generally we only accept non-boarding applications from kindergarten students or students that can demonstrate a feasible commuting arrangement that would not affect their ability to attend our school programs in any material way. The basic boarding fees are included in the tuition fees, and additional boarding fees generally range from RMB2,000 to RMB5,000 per school year depending on, among other factors, the schools and educational programs that the students are enrolled in, the level of the accommodation chosen by the students, and the grade of the students. A majority of our boarding students are from areas outside of Zhuji. Our boarding facilities provide an attractive option to parents who want their children to experience living outside the home before attending college in China or overseas.

Under the supervision of our board of directors, our affiliated schools system is managed by an eight-member principals committee. The committee consists of a principal general in charge of our overall school operations, an executive vice-principal in charge of specific operations, five vice-principals responsible for discipline, strategic development educational research, teaching administration, enrollment status management, security, logistics, sport, purchase, hotels and hospitals, and an assistant to principal general who is in charge of information technology and student affairs. The committee meets on a monthly basis and the meeting agenda consists of major policy decisions, personnel changes, student recruitment, and operation adjustments. We believe effective and timely exchange among the principals of our schools and executives of our group ensures consistent quality in educational services as well as efficient resource allocation and school management.

Academic Programs

Students enrolled in our affiliated schools can choose between enrolling in our basic educational program or our international program. The key differences between our basic educational programs and our international program are as follows:

	Basic educational program	International program

Post-graduation plans	• Higher level education in the PRC	• Higher level education overseas

Coursework	• Government-mandated coursework	• Government-mandated coursework

	• Elective courses developed by our school faculty.	• Curricula with a focus on preparing students to study abroad, such as mandatory language courses and subjects addressed in A-levels courses, VCE and SAT courses

Student to teacher ratio	• 14 students to 1 teacher (in the 2017/2018 school year)	• 7 students to 1 teacher (in the 2017/2018 school year)

Examinations taken	• Gaokao (China’s standardized college entrance examination)	• In addition to Gaokao which is optional, examinations for purposes of entering into overseas universities and colleges, such as A-levels, VCE and related language tests

Tuition	• RMB40,880 (approximately US$6,178) (for the 2017/2018 school year)	• RMB83,170 (approximately US$12,569) (for the 2017/2018 school year)

Basic educational program

The basic educational program offered by our affiliated schools consists of primary school, middle school and high school programs. The curricula are composed of compulsory courses required by the PRC regulatory authorities and a variety of selective courses to develop student interests, strength and comprehensive ability. The basic compulsory curriculum is guided by detailed and demanding government standards that specify what students should know and be able to do at the end of each school year.

Middle schools students in our basic educational program generally prepare for and take Zhongkao, a standardized annual admission test administered by local authorities at a prefectural level for admission into high schools in the same geographic region. High school students in our basic educational program generally prepare for and take Gaokao, a standardized annual admission test administered by local authorities at a provincial level and the result is critical in determining student admission into undergraduate programs in universities in China.

As of June 30, 2018, our affiliated schools offered approximately 273 courses. These courses include approximately 53 courses mandated by the PRC central government and the local governments and approximately 220 elective courses including Applied Physics, Economics, English Literature, Computer Programming, Digital Media Design, Photography and Etiquette. Our selective courses include supplemental courses developed from compulsory curriculum, and other courses such as STEM, extracurricular clubs, mentorship for start-ups, tips for daily life, and etiquette education, etc. Our STEM courses are designed from integrating different disciplines, such as math, art, psychology, sociology, in the aim of developing our students the ability to deal with complicated situations. We categorize our STEM courses under five groups, including housework, architecture, transportation, energy and ecology, and provide our students with various workshops, including 3D printing, robot design projects to facilitate innovation and compatibility. As for the course materials for our basic educational program, we primarily use materials designated by the governmental authorities while complementing materials designed by our teachers based on their research and experience. We also offer characterized sports training services, like swimming, NBA Academy, fencing, and shooting to enhance students’ physical health, and after-school courses based on our students’ interest and demand, such as workshops for science competitions.

In addition, Hailiang High School of Art offers three programs – Painting, Music and Media, with a variety of specialized modules and seminars, such as sketch, watercolor painting, bel canto, popular music, piano, flute, guzheng, dance, acting, etc.

We also offer students enrolled in basic education programs to participate in study abroad trips to foreign countries where they tour Australia, New Zealand, the United States, Japan and Singapore, participate in workshops organized by us to learn and develop new skills and knowledge in the fields of language, history, culture, art and living abroad.

International program

In addition to the basic educational program offered by our affiliated schools, students enrolled in our affiliated schools can also elect to be placed into our international program which is geared towards students who wish to study abroad. PRC students in our international program take courses required by the PRC regulatory authority and earn a Chinese school diploma. As most of the students in our international program plan to study abroad after they graduate from our middle school or high school programs, we have designed our international program to specifically address the needs of these students in terms of both language and academics. For instance, in primary and middle school, we opened bilingual international, immersive English Cambridge classes; in high school, we opened A-level classes, or VCE classes. In addition, we provide programs that combine basic high school modules and intensive language courses. Thereby, students can acquire Chinese graduation certificate after passing graduation test with the completion of basic modules and at the same time learn foreign languages to be better prepared for university education abroad. For example, we provide IELTS, TOEFL, ELS training courses, and other foreign language courses, including Korean, Japanese, and Spanish. For students who want to study in Japan, Korea, and Spain, they can take other foreign language test replacing English in Gaokao and acquire an international certificate.

We also provide counseling services to our students to help them with the application for colleges and universities. In addition, through cooperation with other education service providers, we organized a number of study trips in the UK, US, Australia, Japan, Korea, New Zealand, Thailand, Singapore, and several European countries to get students to visit famous universities and experience local culture. These study trips are open to both our basic educational program students as well as our international program students. For the 2017/2018 school year, we had 1,877 students participate in these study trips.

The number of students enrolled in our affiliate schools’ international program has increased rapidly in the last three school years, from 1,913 as of June 30, 2016 to 2,825 as of June 30, 2017, including both PRC students and foreign students. As of June 30, 2018, the number of students in our international program reached 3,860. In our graduating class, 175 students were admitted by overseas institutions, including King's College London, University College London, Queen Mary University of London, The University of Nottingham, University of California Irvine, James Madison University, The Australian National University, The University of Sydney, Monash University, RMIT University, The University of Melbourne, University of Ottawa, Korean University, Ewha Womans University, and Waseda University.

In addition to preparing Chinese students for studying abroad, we also offer the HSK (Hanyu Shuiping Kaoshi) program for our foreign students to learn Chinese at our schools. In 1999, we were authorized by the Zhejiang provincial government to accept foreign students for Chinese language studying. Foreign students may prepare and take the Chinese Proficiency Test administered by the Department of Education of the PRC and the Gaokao for admission to PRC universities. Our HSK program offers a variety of academic and non-academic subjects featuring Chinese culture, such as Chinese History, Chinese Geography, Martial Arts and Chinese Painting and Calligraphy, with varied optional modules including guitar, piano, dance, handwork, ceramics, badminton, football, basketball, etc. In addition, we provide students with activities to practice the Chinese language and short trips each academic year. We have accumulated more than ten years of teaching experience in HSK program. All of our teachers have acquired the International Chinese Teacher Qualification Certificate issued by Education Commission of the PRC. 100% of our students passed HSK Level IV test. As of June 30, 2018, 121 foreign students were enrolled in our international program, from foreign countries including but not limited to, South Korea, Germany, Russia, Brazil, the United States, Italy, Spain and the Netherlands. For the 2017/18 school year, foreign students of our international programs were admitted into top universities both in the PRC and outside of the PRC, including but not limited to Taiwan University, China Academy of Art, Xiamen University, Zhejiang University, and East China Normal University.

Hailiang Education Park

Hailiang Investment, a company controlled by our controlling shareholder, Mr. Feng, has completed the construction of the Hailiang Education Park, which has a total site area of approximately 850,000 square meters and a floor area of approximately 550,000 square meters. Hailiang Education Park commenced operation in September 2015, and over 11,000 students and 900 teachers began classes on the new campus at the start of the school year on September 7, 2015. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Hailiang Experimental High School relocated to the Hailiang Education Park. Tianma Experimental School’s and Hailiang Experimental High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2018, our affiliated schools operated in Hailiang Education Park were (i) Hailiang Primary School, (ii) Hailiang Junior Middle School, (iii) Hailiang Senior Middle School, and (iv) Hailiang Foreign Language School.

Hailiang Education Park has six educational buildings, an administrative building, six dining halls, six track fields, a landmark tower, a school hospital, 20 student dormitory buildings and ten dormitory buildings for teachers and staff, all of which have been completed and put into operation as of the date of this annual report on Form 20-F. In addition, there is a multi-function sports center with basketball courts and an in door swimming pool, and a student activity center. There is also a hotel now in operation after having obtained all required permits and licenses. In September 2018, the automatic license plate identification system and automatic face recognition system were installed and activated on the three main gates of Hailiang Education Park in order to improve the security management. Hailiang Education Park is designed to accommodate a maximum of 12,000 students and 2,000 teachers. The school facility contains a number of modern and distinctive buildings such as the main administration and educational building, the landmark tower, and the new kindergarten department building with a distinctive trumpet shell-shaped architectural design.

On November 18, 2015, the Company entered into a lease agreement with Hailiang Investment regarding Hailiang Education Park. The term of the lease is for twenty years and the rental fee in the first year is RMB20.0 million (approximately US$3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Investment. The lease covers the properties and facilities of Hailiang Education Park with a total combined gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively.

On December 7, 2015, the Company entered into an agreement to terminate the property lease agreement by and between Hailiang Foreign Language School and Hailiang Investment dated June 30, 2009, pursuant to which the lease of the old campus occupied by Zhuji Hailiang Foreign Language School was terminated on September 1, 2015.

On December 29, 2017, the Company entered into an agreement to terminate the lease agreement between with Hailiang Investment dated November 18, 2015, effective as of December 29, 2017. On December 29, 2017, each of our four affiliated schools at the time, namely Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School and Hailiang Foreign Language School, entered into lease agreements with Hailiang Investment respectively regarding Hailiang Education Park. The term of each lease is for twenty years and the rental fee in the first year is RMB21.5 (approximately US$3.2 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fourth year is subject to further negotiation between the Company and Hailiang Investment. The lease covers the properties and facilities of Hailiang Education Park with a total gross floor area and site area of approximately 540,000 square meters and 833,000 square meters, respectively.

There are certain risks associated with utilization of the Hailiang Education Park. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—There are risks associated with our use of the Hailiang Education Park.

Leasehold improvement contracts

On November 13, 2014, Hailiang Experimental High School entered into three leasehold improvement contracts with Heng Zhong Da, a company affiliated with Hailiang Group, for outfitting services and related improvements for student dormitories, educational buildings, dining halls, administrative building, sports stadiums, welcoming center and the school hospital of Hailiang Education Park. Under the contracts, Hailiang Experimental High School will pay a total contract consideration of approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the contracts, respectively) to Heng Zhong Da. The outfitting and improvements began on November 13, 2014 and were completed as of June 30, 2016. After a final inspection by Hailiang Experimental High School, the parties of the contracts fixed the final contract payment based on the actual costs incurred which were approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the contracts, respectively).

Furthermore, we also entered into a series of leasehold improvement contracts with Heng Zhong Da for the leasehold improvement of educational buildings, dining halls, student dormitories of Hailiang Experimental High School and Tianma Experimental School, and amount of the contracts was RMB 34.6 million and RMB23.2 million (approximately US$3.5 million) for the years ended June 30, 2017 and 2018, respectively.

We have paid RMB 22.7 million, RMB 29.4 million, and RMB24.3 million (approximately US$3.7 million) to Heng Zhong Da during the years ended June 30, 2016, 2017 and 2018, respectively.

Our Students

Student recruitment and admission

It has been 23 years since Hailiang Education was first established. We have confidence in our brand and our ability to attract more students in the future to our affiliated schools. Our target students are from families with medium to high levels of household income as well as students who want to study abroad after graduating from our schools.

Thanks to the improvement in the academic results of our affiliated schools, our recognized brand and social influence, we no longer send out our recruiters to most regions, but publicize our programs through social media, teachers and educational staffs’ promotion and parents’ recommendations. We encourage our teachers and educational staffs to actively participate in the recruitment process and offer incentive-based payments to employees who make a significant contribution to student recruitment. We also rely on a combination of advertisements on local television channels and newspaper to recruit students.

As of June 30, 2018, we had 15,315 students from Zhejiang province and 6,674 students from other regions in China, including 29 other provinces, Hong Kong and Taiwan. We also have 121 foreign students coming from 22 foreign countries.

Students are required to take an entry examination before being admitted into our schools. We require applicants for high school to have certain minimum scores on the Zhongkao to ensure they have the necessary academic ability to succeed in our schools. In addition to academic requirements, the admission and entrance standards of our schools are designed to identify those students who have strong desire to learn, passion for their areas of interest and ability to contribute to a positive classroom dynamic. The characteristics are generally identified through personal interviews by representatives in admission office. We launched a ‘Creative Talent’ project in December 2017 to recruit exceptional middle and high school students in China.

Academic performance

We routinely monitor students’ progress in our affiliated schools according to academic standards. We make our standards and instructional programs according to national and local standards published by the regulatory authorities, and we believe our students are well prepared for Zhongkao and Gaokao. We require our teachers to regularly evaluate their students and set specific goals for them. Our students take all standardized tests required by provincial and local authorities, and we also administrate/manage our own annual tests calibrated to our academic standards. Our students have achieved outstanding academic performance, as measured by these external assessments. For example, over 95.9% of our students from our affiliated schools in the 2017 graduate classes passed the Joint Graduation Exam, which is an annual provincial test administered to each graduating class.

In the 2017/2018 university entrance examination, we have 134 students from our affiliated schools passing the admission cutoff of “first tier universities.” In the 2017 graduate classes, approximately 88% of our students received admissions into universities and some of our students received admissions into top-tier PRC universities, including but not limited to Zhejiang University, Nankai University, Communication University of China, Jilin University, Xiamen University and Chongqing University. In the senior high school entrance examination of the 2017/2018 school year, 10 of our students placed in Top 8 among other students in Zhuji city, while 166 of our students scored above 700 points out of 770 points which is considered to be outstanding academic performance.

For the 2017/2018 school year, some of our students in Hailiang High School of Art were offered admissions into China Academy of Art, China Conservatory of Music, Beijing Film Academy, Shanghai Conservatory of Music, The Central Academy of Drama, Xi'an Academy of Fine Arts, Shenyang Conservatory of Music, Zhejiang Conservatory of Music, Sichuan Conservatory Of Music and other famous art academies.

In the 2018 graduate classes of our affiliated schools, 175 students in our international program received admission offers from overseas universities, including the King's College London, University College London, Queen Mary University of London, The University of Nottingham, University of California Irvine, James Madison University, The Australian National University, The University of Sydney, Monash University, RMIT Universit, The University of Melbourne, University of Ottawa, Korean University, Ewha Womans University, or Waseda University.

Students from our affiliated schools have also achieved excellent results in various academic competitions at both the national and provincial levels, including competitions in mathematics, physics, chemistry, biology and computer science. In the 8th International Teenagers Mathematics Olympiad, Hailiang students won the second prize, 3 bronze medals, and one silver medal in team competition. In National Middle School Students Biology League Contest (Zhejiang District), Hailiang student, Beili Fu won the first prize, ranking number 4 among all senior one students in Zhejiang province. In the 2018 Asia-Pacific Informatics Olympiad, Hailiang students won one silver medal and a bronze medal. In the 15th Network Originality Competition, Hailiang students won the first prize.

Student retention

Upon graduating from primary or middle school, students enrolled in our affiliated schools can apply for admission into the next level of educational programs in our school system. Although some of our students may apply for admission into programs of other education service providers, such as public schools, we keep a relatively high student retention rate, indicating the wide recognition of our educational quality by students and parents. For our 2018 graduate classes, 74% of our primary school graduates were admitted into our middle schools and 63% of our middle school graduates were admitted into our high schools.

From time to time, students may experience declining academic performance. Our teachers provide advice and assistant for students on academic and personal matters in order to maximize student retention. Remedial courses are available for students with lower grades, and additional practice materials and sessions are also available for students experiencing academic difficulties. Our average net annual student retention rate for all students, which measures the percentage of students enrolled at the beginning of the year who move on to the next grade level was approximately 89.0% for the 2015/2016 school year, and 90.0 %   for the 2016/2017 school year, and 90.0% for the 2017/2018 school year.

Our Teachers

Our affiliated schools seek to hire teachers and educational staff who hold the necessary academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance. As of June 30, 2018, from our affiliated schools, the number of our teachers and educational reached 1,856, and approximately 9.8% of our teachers and educational staff hold a master’s degrees or above.

We have built a team of sophisticated teachers with an average of over 5.6 years of educational experience for our affiliated schools. We are currently not involved in hiring, assessing or training teachers in our managed schools. We also require teachers in our affiliated schools to possess the qualifications required by PRC regulatory authorities. Nine of all our teachers and educational staff, were recognized as “Exceptional Teachers” (), a national award given by the MOE to teachers who have made significant contributions to their schools and profession. In addition, we have 10 golden Olympiad competition training coaches, 8 national excellent teachers, and 182 teachers with master’s or doctoral degrees. We had 76 full-time foreign teachers, approximately 34% of whom hold master’s degrees or above. Foreign teachers are from 27 countries, contributing to an international environment that inspires our students with multiple cultures. They are staffed interchangeably in respective schools and mainly teach foreign languages including English, Japan, Korean, and French, A-level subjects including music, art.

The following table lists information about our teachers and educational staff from our affiliated schools at each school and each educational program as of June 30, 2018.

School	Number of Teachers and Educational Staff	Number of Teachers with “Advanced Teaching Qualifications”	Number with Master’s Degree or Above
Hailiang Foreign Language School	525	11	90
Hailiang Primary School	220	8	1
Hailiang Junior Middle School	179	20	12
Hailiang Senior Middle School	297	46	32
Hailiang Experimental High School	224	13	26
Haiiang High School of Art	123	—	11
Tianma Experiment School	288	18	10
Total	1,856	116	182

Our schools are staffed with three levels of teachers and educational staff: senior teachers, mid-level teachers and junior teachers. Senior teachers are outstanding teachers chosen by our schools, with the highest K-12 teacher’s qualification available in China. Mid-level teachers are teachers with nationally-qualified first, second, or third degree teaching qualifications. Junior teachers are teachers who have not yet received their teaching certification. Senior teachers have managerial responsibilities in addition to their responsibilities as classroom instructors. We believe this three-tier seniority system provides an attractive career path and allows new teachers to be mentored by more experienced teachers. As of June 30, 2018, our team of teachers and educational staff in our affiliated schools consisted of 116 senior teachers, 334 mid-level teachers and 869 junior teachers.

It is crucial to keep a rich group of distinguished teachers and principals for us to expand our scale. We follow a specific process for faculty hiring which we have developed over the years. Teachers are assessed via a series of procedures to be hired, including, without limitation, written examination, interviews, mock lectures, expertise in their specific subject areas, the item bank for ability assessment (IBA), and psychological risk evaluation. We expect teachers to have or develop excellent communication and teaching skills, the ability to mentor other teachers and the ability to develop innovative curriculum. In 2018, we launched our “star talent” strategy, to recruit a group of exceptional principals, overseas graduates, teachers from home and abroad. Moreover, in cooperation with many normal universities in China, we invite excellent university graduates to intern at our schools, and attempt to recruit those who show outstanding performance during the internship. We have recommendation policy that encourages our educational staff to recommend excellent teachers and offer reward accordingly.

We have a comprehensive training system. First, newly hired teachers undergo a training program on teaching skills and techniques as well as our Hailiang school culture and pedagogy to be better prepared for their positions. Second, senior educational staff and exceptional junior staff take leadership and expertise training courses to foster their core skills. Third, we provide expertise knowledge and specific skills training designed to improve our teachers ability and creativity, through one-on-one teaching. In 2018, we launched our “star principal” project that focuses on the training of exceptional principals and candidates, and which aim at developing a group of talented principals in the following two years. One-on-one mentorship makes it possible to create charismatic candidates with rich theoretical background, practical skills and an innovative mindset.

We emphasize the professionalism of our teachers, thereby providing them with a wide platform and comfortable living environment. We provide two promotion pathways, via the improvement of management and professional skills. We encourage our newly hired teachers to split their time to work and study equally, allowing them time for their development. Teachers who have taught in Hailiang for a certain time have a chance to study abroad, work on research materials and enhance their professional skills. We have a competitive compensation policy and our teachers’ salary increased by 15% in 2018. In addition, we offer a variety of bonuses and subsidies to drive our teachers’ enthusiasm and initiative. We have monthly evaluations of our teachers’ performance, set clear targets, and form a transparent, well-organized, fair, and just system to ensure the stability of our teaching team. We also pay for health insurance for our teachers, and provide for paid vacation, free accommodation and other benefits.

Each year, we remove approximately 1% to 6% of teachers and educational staff who do not meet our teaching standards. Our teacher retention rates as of June 30, 2016, 2017, and 2018 were 90.5%, 95.1%, and 91.5% respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period).

Marketing

We selectively and systematically employ a variety of marketing methods to enhance the brand recognition of the school programs offered by our affiliated schools. By doing so, we intend to continue creating and implementing a standard corporate identity across all our schools. We take measures to increase word-of-mouth referrals which have been key to bringing in new students and building our brand. For instance, we advertise in media and organize various promotional events, recruitment fairs, workshops to assist students and families to better understand our service and enhance our brand.

Referrals. Word-of-mouth referrals by former and current students and their families have historically been a very significant source of student enrollment. In particular, recommendations made by our middle and high school graduates who have been successful in the Zhongkao or Gaokao or were admitted into overseas educational institutions are particularly persuasive for prospective students. We actively work with our alumni and current students to encourage them to recommend our programs to potential students. We believe that our student enrollment will continue to benefit from referrals by our extensive network of alumni and their families, many of whom have enjoyed pleasant and satisfactory learning experiences and achieved their study goals at our schools.

Promotional events. From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for our prospective students to learn more about our services and programs, as well as to meet our teachers and staff. We also organize events specifically for our international program so that prospective students interested in studying abroad can meet with teachers and recruiting personnel from overseas institutions and learn more about our international program. To enhance our brand, we organize more than ten promotional events, such as the visit of Kawhi Leonard, NBA player, the visit of The Yale Alley Cat, a world-renowned all-men a cappella singing group from Yale University, visit by former Vermont governor or a speech for environmental protection by Mr. Shende.

Media advertising. We stay active in media advertising to promote the brand of Hailiang Education. We place advertisements in national and global newspapers and television, such as People’s Daily, PR Newswire, and CCTV Chanel 5. Moreover, we explore marketing via Wechat, television media, print media, and other off-line activities to promote our brand.

Services Provided to Our Managed Schools

Pursuant to the 2017 Group Strategic Cooperation Agreement, we may provide a wide range of services, as needed, to schools that our affiliated entities sponsor and or own, including but not limited to, educational, managerial, logistics, supporting and operational services. We do not own or sponsor our managed schools. Such schools are owned or sponsored by our affiliated entities, Hailiang Group or Hailiang Investment. Instead, we provide services to such schools in exchange for a management fee or service fee. As of June 30, 2018, we provided various services to 16 managed schools that had an aggregate enrollment of about 32,574 students. For the fiscal year ended June 30, 2018, services we provided to our 16 managed schools were primarily management services, as well as educational training services provided to students at our managed schools. We may provide additional services, as needed, to our managed schools and students at our managed schools in the future.

On April 1, 2018, we entered into a service agreement with the Xiantao No.1 Middle School (the “Xiantao School”) in Hubei province, China. Pursuant to such agreement, we receive management fees based upon the provision of education and management services, including, but not limited to services related to human resources, financial management and information technology. Founded in 1958, with an area of about 378,666 square meters, Xiantao School is a private school that provides middle and high school education required by the PRC regulatory authority in Xiantao City, Hubei Province. In the 2017/2018 School Year, the total number of students reached 7,969 and the number of teachers was 581. The tuition fee ranges from approximately 10,000 RMB per year to approximately 60,000 RMB per year. In the University Entrance Examination of 2018, 6 students from Xiantao School ranked top 10 among all the students in Xiantao City. 675 students passed the first-tier university admission score, which accounted for about 39% of the total number of high school graduates of Xiantao School. 1,416 students of Xiaotao School were admitted into undergraduate programs, which account for 82% of its total graduate students. In the 2018 senior high school entrance examination, among the top 10 students with highest scores in Xiantao City, eight students were from Xiantao School; among the top 30, 15 were from Xiantao School; among the top 100, 47 were from Xiantao School; among the top 200, 93 were from Xiantao School.

On April 1, 2018, we entered into a service agreement (the “NanRui Agreement”) with the Nanrui Experimental School in Xinchang County (the “NanRui School”). Pursuant to the NanRui Agreement, we receive management fees based upon the provision of education and management services, including, but not limited to services related to human resources, financial management and information technology. Founded in 2004, with an area of about 50,000 square meters, Nanrui School is a non-profit private school that provides compulsory education required by the PRC regulatory authority in Xinchang County, Zhejiang Province. In the 2017/2018 School Year, the total number of students is approximately 2,524, and the number of teachers is approximately 175. The tuition fee ranges from 14,000 RMB to 16,000 RMB annually. In the 2018 senior high school entrance examination, 309 or 88.29% of NanRui School students passed the admission score into high school. Among all the students who had taken such examination in Xinchang County in 2018, three students from NanRui School ranked top 5, and five ranked top 10.

On January 1, 2018, we entered into service agreements with each of Jiulixianghucheng Kindergarten, Nanchang Baishu Angel City&Fenghuang Kindergarten, Nanchang Foreign Language Jiulixianghucheng School, Nanchang Foreign Language Gaoxin School, Nanchang Maqiu Senior Middle School, Nanchang Baishu School, Yichun Baishu Foreign Language School, Yichun Baishu Foreign Language School Xuefulu Campus, Yichun Baishu Angel City&Bilingual Kindergarten, Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, Xingfu Shiguang Angel Kindergarten to operate the above 11 schools (the “BaiShu Agreement No.1”). Pursuant to the BaiShu Agreement No.1, we receive management fees based upon the provision of services related to property management, landscaping, catering, maintenance, and logistic. On May 1, 2018, we entered into a service agreement with Nanchang Hualian Foreign Language Experimental School, Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, Jingdezhen Baishu School to operate the above 3 schools (the “BaiShu Agreement No.2”). Pursuant to the BaiShu Agreement No.2, we receive management fees based upon the provision of logistic services.  Founded in 2002, Jiangxi Baishu Education Group consists of 14 schools in Nanchang city and Yichun city in Jiangxi Province, providing kindergarten, primary, middle and high school education. With approximately 22,081 students 1,283 teachers in total, Jiangxi Baishu Education Group offers kindergarten, primary, middle high school programs. In the University Entrance Examination of 2018, among 371 high school graduates from Nanchang Maqiu Senior High school, 56 students passed the first-tier university line. In the 2018 senior high school entrance examination, a student from Nanchang Baishu School ranked No.2 among students in Nanchang City.

Pursuant to the 2017 Group Strategic Cooperation Agreement, we have entered into partnership programs with various local governments in China.

On August 28, 2018, we entered into a cooperation agreement with the MOE of Binjiang district in Hangzhou, pursuant to which, we provide education and management services to two existing public schools, namely Hangzhou Chunhui Primary School and Hangzhou Xixing Middle School. The two schools can accommodate up to a total number of 2,560 students and the term of the agreement is 6 years.

On October 10, 2018, we entered into a cooperation agreement with the local government of Jindong District, Jinhua City, Zhejiang Province (the “Jindong Government”), pursuant to which Hailiang Investment will be the legal operator of Jinhua Hailiang Foreign Language School, and we will operate and manage the school, and the Jindong Government will provide campuses, and building facilities as needed. The campus of Jinhua Hailiang Foreign Language School covers an area of around 13 acres and is expected to accommodate up to approximately 1,000 students.

On October 10, 2018, we entered into a cooperation with the Education Bureau of Xiaoshan District, City of Hangzhou, National Tourism Resort Management Committee of Xianghu, Zhejiang Province, and Xianghu Travel Holding Company. Pursuant to the partnership program, Hailiang Investment is to be the sponsor and legal operator of one new school located in Xianghu, and we started to provide education and management services, after the end of fiscal year 2018, to three existing public schools located in Wenyan District, Hangzhou City, namely the Wenyan Primary School, Wenyan No. 2 Primary School, and Wenyan Middle School.  The three schools can accommodate up to a total number of more than 3,000 students and the term is 10 years.

On October 10, 2018, we entered into a cooperation agreement with the government of Feicheng City, Shandong Province, pursuant to which Feicheng Hailiang Education Investment Co., Ltd., a wholly-owned subsidiary of Hailiang Investment, will be the sponsor of Feicheng Hailiang Foreign Language School, and the Feicheng Government is expected to provide campuses, building facilities, including a newly constructed campus. The current campus of Feicheng Hailiang Foreign Language School is located in the campus of “Feicheng West District Experiment School” and is able to accommodate up to 750 students.

Growth Strategies

Our goal is to further strengthen our leadership position in China’s private K-12 educational services market and further expand our asset light approach by providing education services in addition to the value-added services we currently provide. We intend to leverage our strong market position and strong brand in pursuing the following strategies:

•           Continue to build our brand and reputation;

•           Expand the network of our affiliated and managed schools across China;

•           Further increase education and management service offerings to create additional value for our schools and to establish a virtual platform to fuel our revenue growth;

•           Strengthen our market leadership by focusing on education quality and scale; and

•           Further increase enrollment in our international program and broaden our diversified program offerings.

Competition

The K-12 educational services market in China is rapidly evolving, highly fragmented and competitive. According to the Frost & Sullivan Report, the total number of student enrollments of private K-12 education in China has increased steadily, from 33.1 million in 2013 to 42.7 million in 2017. The proportion of students in private K-12 schools against the total number of students in K-12 schools also increased from 16.5% to 19.9%  during the same period. However, in 2017, the top six listed education groups, including our Company, namely Hailiang Education, Yuhan Education, Wisdom Education, China Maple Leaf Education, Virscend Education, and Bright Scholar Education in China, only enrolled 0.47% of the total private school students in China, according to the Frost & Sullivan Report. The top six listed education groups are based in different provinces, recruiting students in different regions, therefore relatively mutually independent in their growth. Based on this low concentration rate and scattered location of the leading private education groups, we believe that private education service providers have a huge growth potential.

Because the market share of private K-12 schools is relatively small compared to that of public schools, our primary competitors are public K-12 schools in areas where we recruit our students. With respect to our basic educational program, currently our major competitor in Zhuji is Zhuji High School. We also face competition from Zhuji Ronghuai School, which is the second-largest private school in Zhuji, where all of our affiliated schools are located. As we continue to grow our business through expansion and acquisitions, we also expect to face competition from K-12 schools, both private and public, located in other geographic regions where we will establish or acquire additional K-12 schools.

According to the Frost & Sullivan Report, Hailiang Education is the largest K-12 education and management service provider in China. As of June 30, 2018, we provide education and management service to 23 schools, among which, we own and sponsor 7 affiliated schools, with an aggregate number of 22,110 students. In addition, as of June 30, 2018, we provide various services to 16 schools not owned or sponsored by us, with a total number of 32,574 students. We believe that the competition in the K-12 educational services market is generally based on school brand, student academic performance, parent satisfaction, quality of teachers, campus size, and tuition fees. We expect competition to persist and intensify. We believe that we are able to compete effectively because of our strong brand recognition and established international program. However, some of our existing and potential competitors, especially public schools, may have access to resources that we do not have. Some of these competitors, particularly public schools, have governmental support in forms of government subsidies and other payments or fee reductions. These competitors may devote greater resources, financial or otherwise, than we can to student recruitment, campus development and brand promotion and respond more quickly than we can to changes in student demands and market needs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face significant competition and we may fail to compete effectively.”

Properties and Facilities

For our affiliated schools, we currently lease properties with a total combined gross floor area and site area of approximately 0.80 million square meters and 1.10 million square meters, including approximately 833,000 square meters of the Hailiang Education Park, in Zhuji city, Zhejiang province, China, from entities affiliated with Mr. Feng, our controlling shareholder. By leasing such properties from Mr. Feng, we avoid significant capital expenditures in connection with land use right purchases and facilities construction. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties.” We have obtained assurance letters from the local regulatory authorities confirming that the land use of our affiliated schools has been in compliance with all applicable laws and regulations as of December 31, 2013, but we have not obtained such letters regarding Hailiang Education Park.

The terms of our leases are for twenty years. All of our current leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease. Under the lease agreements, we can terminate the lease at any time without cause, provided we notify the lessor in writing three months in advance. The lessor may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days, or use of the properties for illegal activities. To terminate the leases for other causes, the lessor would have to give us written notice one year in advance and obtain our consent to such termination.

Hailiang Investment, a company controlled by our controlling shareholder, Mr. Feng, has completed the construction of the Hailiang Education Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Hailiang Experimental High School relocated to the Hailiang Education Park. Tianma Experimental School’s and Hailiang Experimental High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2018, our affiliated schools operated in Hailiang Education Park are Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School and Hailiang Foreign Language School. On December 29, 2017, each of our affiliated 4 schools, namely Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School and Hailiang Foreign Language School, entered into lease agreements with Hailiang Investment respectively regarding Hailiang Education Park. The term of the lease is for twenty years and the rental fee in the first year is RMB4.1 million, RMB4.1 million, RMB4.6 million and RMB8.6 million respectively (approximately US$0.6 million, US$0.6 million, US$0.7 million and US$1.3 million respectively) and is subject to a 5% increase in the next three years. The rental fee commencing from the fourth year is subject to further negotiation between the Company and Hailiang Investment. The leases cover the properties and facilities of Hailiang Education Park with a total gross floor area and site area of approximately 540,000 square meters and 833,000 square meters, respectively. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Education Park.”

We have not entered into any leases with respect to our managed schools since we do not own or sponsor any of our managed schools.

Employees

We had 2,826, 3,240 and 4,129 employees as of June 30, 2016, 2017 and 2018, respectively. The majority of our employees is full-time and has signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff for our affiliated schools, we also have employees in sales and marketing, information technology and general administration who provide services to both our affiliated schools and our managed schools. As of June 30, 2018, we do not employ teachers and educational staff on behalf of our managed schools. The following table sets forth the numbers of our employees, categorized by function as of June 30, 2018.

As of June 30, 2018
Teachers and educational staff	1,856
Cafeteria and dining hall staff	639
Student living staff	552
Security and safety staff	105
Administrative staff	349
Other staff	628
Total	4,129

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with base salaries as well as performance-based bonuses. None of our employees are represented by any collective bargaining arrangements, and we consider our relations with our employees to be good.

Intellectual Property

Our schools hold copyrights to various course materials that have been developed internally and provide a basis for improving the quality of our educational services. Our strategic plan calls for continued and extensive investment in maintaining and expanding these assets. We have also registered nine domain names with the China Internet Network Information Center, www.hailiangedu.com, www.hailiangeducation.com, www.hlcis.com, www.hlschool.com.cn, www.hlcjzx.com, www.zjhlgz.com, www.hailiangschool.com, www.hailiangart.com and www.tmschooledu.com. We have one registered trademark in the PRC. To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our educational services, in particular for our international program which requires foreign-language educational materials.

Insurance

We maintain various insurance policies designed to safeguard against risks and unexpected events. We maintain insurance to cover students and teachers’ medical expenses for injuries they might sustain at our school. We also maintain insurance to cover our liability should any injuries occur at our schools. In addition, we maintain property insurance for our school facilities and vehicles. We do not maintain business interruption insurance, product liability insurance or key-man life insurance. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other private K-12 education providers of a similar scale in China.

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

Regulations on Private Education

The principal laws and regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2016), the Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of the relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC. The Education Law sets forth provisions relating to the fundamental education system of the PRC, including a system of preschool, primary, secondary (including middle and high schools) and higher education and a system of awarding certificates or diplomas. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other institutions of education. Under the Education Law, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education (2004)

The Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC (the “2016 Private Education Law”), or the Amendment, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and became effective on September 1, 2017. The Implementation Rules for the Law for Promoting Private Education of the PRC (“2004 Private Education Law”) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered as a company with either the Ministry of Civil Affairs of the PRC, or the MCA, or its local counterparts, as a privately run non-enterprise institution or Administration For Industry & Commerce. Each of our affiliate schools has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the MCA.

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. However, the operations of a private school are highly regulated under the above regulations. For example, the types and amounts of fees charged by a non-profit private school shall be decided by the provincial government or its counterpart authorities. Both non-profit and for-profit private schools shall publicly discloses such information.

According to PRC laws and regulations, entities and individuals who establish non-profit private schools registered with MCA are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of shareholder’s ownership with respect to companies in terms of legal, regulatory and tax matters. For example, the name of the sponsor shall be entered into the private schools’ articles of association and Permit for Operating a Private School, similar to that of shareholders where their names shall be entered into the company’s articles of associations and corporate records filed with relevant authority. From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by various means such as adopting the private school’s constitutional documents, electing the school’s decision-making bodies, including the school’s board of directors and principals. The sponsor can also profit from the private schools by disposing of its sponsorship interests in the schools for economic gains. However, the rights of sponsors vis-à-vis private schools also differ from the rights of shareholders vis-à-vis companies. For example, under the PRC laws, a company’s ultimate decision-making body is its shareholders meeting, while for private schools, it is the board of directors, though the members of which are substantially appointed by the sponsor. The sponsorship interest also differs from the ownership interests with regard to the right to the distribution of residual properties upon liquidation of a private school, mainly because private education is treated as a public welfare undertaking under the current regulations. Non-profit private schools shall be entitled to the same preferential tax treatment as public schools.

In addition, the 2016 Private Education Law also provides that private schools providing certifications or diplomas, pre-school education, other culture education (including K-12 education) and self-study aids are subject to approval by the education authorities, while private schools engaging in occupational training are subject to approval by the administrative department(s) for human resources and social security.

The key features of the differences between sponsorship and equity ownership, following the effectiveness of 2016 Private Education Law, include the following:

•	Right to receive a return on investment. Pursuant to the 2004 Private Law Education, either sponsors or owners shall have the right to receive a return on investment. However, the portion of after-tax profits that can be distributed by a company to its owner is different from that distributed by a school to its sponsor. Under the PRC Company Law, a company is required to allocate 10% of its after-tax profits to statutory reserve funds, while under the 2004 Private Education Law, a school that requires reasonable returns is required to allocate no less than 25% of its annual net profit or annual increased net assets to its development fund as well as make allocation for mandatory expenses as required by applicable laws and regulations. The 2016 Private Education Law no longer uses the term “reasonable return” and now requires private schools to register as either for-profit or non-profit schools. However, the Implementation Rules of 2016 Private Education Law have not been enacted, so it remains uncertain, how the Implementation Rules will apply to the right to receive a return on investment for owners, and sponsors of schools that register as non-profit, specifically;

•	Right to the distribution of residual properties upon termination and liquidation. With respect to a school, the 2016 Private Education Law provides that the property of a private school shall be liquidated in the following order: (1) tuition fees and extras and other expenses paid by educatees that should be returned; (2) wages payable to the teachers and staff members and the social insurance premiums that should be paid; and (3) other debts that should be cleared off. The remaining property of a non-profit private school after the debts mentioned above are settled shall continue to be used for the running of other non-profit schools; the remaining property of a for-profit private school after the debts mentioned above are settled shall be disposed of according to relevant provisions of the PRC Company Law. Under the PRC Company Law, the remainder properties after payment of relevant fees and compensations upon termination and liquidation of a company, shall be distributed to its owners.

Despite the above differences between sponsorship and ownership, the sponsor of a private school has effective control over such private school under the 2016 Private Education Law through controlling the executive council or board of directors of such school, which is the decision-making body of the school. Through the school’s decision-making body, the sponsor exercises a broad range of powers, including (i) the appointment and dismissal of the school principal, (ii) the amendment of articles of association of the school and formulation of rules and regulations of the school, (iii) the adoption of development plans and approval of annual work plans, (iv) raising funds for school operations and adoption of budgets and final accounts, (v) making decisions on the size and compensation of the staff, (vi) making decisions on the division, merger or termination of the school, and (vii) making decisions on other important matters of the school. In addition, through controlling the decision-making body, the sponsor also has the power to use and manage the properties of the school in accordance with relevant laws and regulations.

A duly approved non-profit private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local bureaus as a privately run non-enterprise institution. In addition, schools and their learning centers must make filings with the MOE (Ministry of Education) and the Ministry of Civil Affairs, or MCA, or their local bureaus. Our 7 schools have obtained and maintained the private school operating permits.

We have been informed by our managed schools that they have obtained necessary school operating permits and have obtained the operating permit from the local bureau of MOE and MCA.

Besides the 2016 Private Education Law and the above regulations, the following and other specific implementation rules of the 2016 Private Education Law as applied to the operation requirement of non-profit schools and for-profit schools have not been introduced:

•	the amendment to the Implementation Rules for the Law for Promoting Private Education of the PRC;

•	the local regulations relating to legal person registration of for-profit and non-profit private schools;

•	the specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which our schools are located, including but not limited to the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measures for the collection of non-profit private schools’ fees.

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

•

private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the 2016 Private Education Law taking effect are still unclear as more specific provisions are not yet to be introduced;

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

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provide that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments. In addition, the State Council Opinions require the strengthening of the Chinese Communist Party, or the CCP. Under the Opinions, local governments are required to consider the school CCO organization and the CCP’s leadership as important factors in the annual inspections of private schools.

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

For a detailed discussion on how the 2016 Private Education Law and the above regulations will affect our schools, see “Risk Factors—Risks Related to Business and Industry—We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations”

As such, starting from September 1, 2017, when the 2016 Private Education Law took effect, private schools are required to register as either for-profit or non-profit schools, and the sponsor of a private school should independently register the school as non-profit or for-profit. Under existing regulations, schools providing compulsory education services could not be registered as for-profit schools. The Implementing Rules of 2016 Private Education Law (in the form of Opinions) promulgated by the State Council and the provincial governments have not provided details regarding the new registration procedures of schools, and therefore the specific effects of the rules on our company and operations are uncertain at the date of this annual report. For example, we are uncertain about the tax regulations for for-profit private schools under the 2016 Private Education Law since specific provisions have not been introduced. In addition, the specific procedure regarding registering as for-profit or non-profit private schools have not been promulgated or published.

As of June 30, 2018, our affiliated schools have not changed their current registration statuses as private schools with reasonable return. The State Council and certain provinces including the Zhejiang province have promulgated implementing rules (in the form of Opinions) for the 2016 Private Education Law. Zhejiang province has promulgated implementing rules that all schools located in Zhejiang province are required to re-register and/or change their for-profit or non-profit statuses before 2022. We intend to maintain the current statuses (as re-registration is not required at this time under 2004 Private Education Laws currently effective) until we have obtained better clarity on the application of the 2016 Private Education Law. As of the date of this annual report on Form 20-F, an additional affiliated school Zhuji Hailiang Foreign Language School Co., Ltd. has been incorporated as a for-profit private school following the fiscal year ended June 30, 2018. For our managed schools, none of the schools have elected to register as for-profit or non-profit private schools and since we are not sponsors to any of our managed schools, we do not expect to determine when the registration change or re-registration shall take place.

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

On July 8, 2011, the Zhuji Municipal Development and Reform Bureau, the Zhuji Finance Bureau, the Zhuji Education Department and the Zhuji Human Resources and Social Security Bureau jointly promulgated the Notice of Regulating the Fees Management of Private Primary and Secondary Schools (ZFGJ [2011] No. 96), or the Notice, under the Notice, private primary schools and secondary schools of Zhuji city are approved to charge tuition, accommodation fees and the registration fees from their students. In addition, when setting tuition and accommodation fee standards, schools should properly contemplate reasonable returns for the private schools. The registration fees standard should be in accordance with the principle of “voluntary payment, accurate calculation of expenses, timely settlement and regular disclosure.” Specifically, textbook fees cannot exceed RMB365 for grade 10 and grade 11 and cannot exceed RMB265 for grade 12.

However, notwithstanding the fact that the Opinions have already been promulgated by the State Council and some provincial governments, implementing rules for the 2016 Private Education Law are still being promulgated by provincial, autonomous regional or municipal governments, and we are uncertain how these implementing rules will impact our operation and business model from the perspective of tuition and other education-related fees. For example, the most recent ceiling on tuition and boarding expenses we can charge was set out by the Zhuji branch of the MOE in August 2016, and sets forth the maximum amounts of tuition and boarding expenses for the basic education program of primary school, middle school and high schools at RMB60,000 per student, RMB65,000 per student and RMB70,000 per student, respectively. In the 2017/2018 school year, we charged an average tuition per student for the primary school, middle school and high school education under our basic educational program of RMB41,368, RMB40,497 and RMB41,971. Pursuant to the registration documents filed with local authorities for the 2017//2018 school year, we can charge RMB73,000 to RMB136,000 for our international program. For the 2017/2018 school year, we charged an average tuition per student for international program of RMB83,170, tuition for some of our international programs has reached the maximum limits of tuition, such as the A-Level program. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Pricing of Educational Programs.”

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

To date, none of our schools is being operated under a Chinese-foreign cooperation project, and therefore we are not governed by the Regulations on Operating Chinese-foreign Schools.

Foreign investment in educational service industry

Under the Foreign Investment Industries Guidance Catalog (2015), or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission, or NDRC, and the MOFCOM in March 2015 and became effective on April 10, 2015, as amended in 2017 which amendment took effect on July 18, 2017, foreign investment is encouraged in non-academic vocational training institutions. Preschool education, senior high school education and higher education in grades 10 to 12 are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allowed to operate senior high schools in cooperative ways in the PRC. Any foreign investment in higher education and senior high school education has to take the form of a cooperative joint venture. Foreign investment is banned from compulsory education, which means grades 1 to 9. Foreign investment is allowed in after-school enrichment program and training services which do not grant certificates or diplomas.

We conduct our private education business in China primarily through contractual arrangements among our operating subsidiary in China and Hailiang Management and our affiliated schools owned and operated by Hailiang Management and the shareholder of Hailiang Management. We hold the required licenses and permits necessary to conduct our private education business in China through the schools owned and operated by Hailiang Management. The sponsor of our current 7 affiliated schools is in compliance with the requirements of the Foreign Investment Catalog, and we control and operate our affiliated schools through contractual arrangements that do not violate the Foreign Investment Catalog.

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

As of June 30, 2018, we registered nine domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

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

Trademark

The PRC Trademark Law, adopted in 1982, revised in 2001 and further revised in 2013, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We had one registered trademark in the PRC.

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

Regulations on Foreign Exchange in Certain Onshore and Offshore Transactions

The Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through offshore Special Purpose Company () the “Notice” or “Circular No. 37”), which was promulgated by SAFE and became effective on July 14, 2014, requires a PRC individual resident to file a “Registration Form of Offshore Investments Contributed by Domestic Individual Residents” and register with the local SAFE branch before he or she contributes assets or equity interests in an offshore special purpose company, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing. Following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change includes, among other things, any major change of the offshore special purpose company’s PRC resident shareholder, name of the offshore special purpose company, term of operation, or any increase or reduction of the offshore special purpose company’s registered capital, share transfer or swap, and merger or division. Failure to comply with the registration procedures of Circular No. 37 may result in penalties, including the imposition of restrictions on the ability of the offshore special purpose company’s PRC subsidiary to distribute dividends to the offshore entity.

As of the date of this annual report on Form 20-F, to the best of our knowledge, our PRC resident shareholder with offshore investments in our group had registered with SAFE as to his offshore investments in accordance with the predecessor regulation of SAFE Circular No. 37, namely the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Financing and Return Investments Conducted by Domestic Residents via Special Purpose Vehicles (“Circular No. 75”), which was replaced by SAFE Circular No. 37 on July 14, 2014 but still effective when the relevant PRC resident shareholder made his investments. Therefore, as of the date of this annual report, our PRC resident shareholder has duly made such applications, filings and amendments as required.

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

In addition, at the end of each fiscal year, each of our schools is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or for the purchase or upgrade of school facilities. Such fund is also a statutory reserve that cannot be distributed as cash dividends. In particular, as of June 30, 2018, our 7 schools who are our affiliated entities, each of which is currently a private school that requires reasonable returns, are required to allocate no less than 25% of their annual net income for such purposes.

As of June 30, 2018, Hailiang Consulting had not paid any dividends to our offshore entities from its accumulated profits. No dividends were declared and paid during the 2016, 2017 and 2018 fiscal years.

M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, SAIC, CSRC and SAFE, jointly adopted the M&A Rules which became effective on September 8, 2006. This M&A Rule purports to require, among other things, offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. While the application of the M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval was not required in the context of our initial public offering as we are not a special purpose vehicle formed for the purpose of acquiring domestic companies that are controlled by our PRC individual shareholders, as we acquired contractual control rather than equity interests in our domestic affiliated entities. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agency subsequently determines that we needed to obtain the CSRC’s approval for our initial public offering or if CSRC, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, or FIEs, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, these FIEs must register with the local branches of SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. In addition, the total amount of the accumulated foreign debt borrowed by an FIE is not allowed to exceed the difference between the total investment and the registered capital of the FIE. In addition, the total amount of accumulated foreign debt borrowed by an FIE is limited to the difference between the total investment and the registered capital of the FIE. Total investment of an FIE is the total amount of capital that can be used for the operation of the FIE, as approved by the MOFCOM or its local counterpart, and may be increased or decreased upon approval by the MOFCOM or its local counterpart. Registered capital of an FIE is the total amount of capital contributions made to the FIE by its foreign holding company or owners, as approved by the MOFCOM or its local counterpart and registered at the SAIC or its local counterpart.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when the approval by the MOFCOM or its local counterpart is obtained. In approving such capital contributions, the MOFCOM or its local counterpart examines the business scope of each FIE under review to ensure it complies with the Catalogue (as amended by the Negative List) lists the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Any industry not listed in the Catalogue is a permitted industry. Pursuant to the Catalogue (as amended by the Negative List), real estate service section falls within the permitted catalogue. None of our PRC subsidiaries is engaged in any businesses related to the industries listed in the Catalogue (as amended by the Negative List).

Our PRC subsidiaries, Hailiang Consulting, Ningbo Hailiang Education Logistics Management Co., Ltd., Zhuji Nianxin Lake Hotel Management Co., Ltd., Ningbo Hailiang Sports Development Co., Ltd., Ningbo Haoliang Information Consulting Co., Ltd., Jiangxi Haibo Education Management Co., Ltd., Jiangxi Haibo Logistics Management Co., Ltd., Zhuji Hailiang Logistics Service Co., Ltd., Zhuji Hailiang After-school Service Co., Ltd., and Zhuji Hailiang Supply Chain Management Co., Ltd. are FIEs subject to the regulations discussed above but are not engaged in any businesses listed in the Negative List.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report on Form 20-F:

Hailiang Education Group Inc.
100%
Hailiang Education (HK) Limited
100%
Hailiang Education International Studying Service Limited
100%
Pate's - Hailiang International College Company Limited
100%
Off-shore
On-shore
Zhuji Hailiang Logistics Service Co., Ltd.
100%
Zhuji Hailiang Supply Chain Management Co., Ltd.
100%
Jiangxi Haibo Education Management Co., Ltd.
56%
Jiangxi Haibo Logistics Management Co., Ltd.
56%
Zhuji Hailiang After-school Service Co., Ltd.
100%
Ningbo Hailiang Education Logistics Management Co., Ltd
Zhuji Nianxin Lake Hotel Co., Ltd
Ningbo Hailiang Sports Development Co., Ltd.
Ningbo Haoliang Information Consulting Co., Ltd
Zhejiang Hailiang Education Consulting and Services Co., Ltd.
Feng Hailiang
Zhejiang Beize Group Co., Ltd.
99.9%
0.1%
Hailiang Education Management Group Co. Ltd.
Hailiang Foreign Language School
Hailiang Primary School
Hailiang Junior Middle School
Hailiang Senior Middle School
Hailiang Experimental High School
Hailiang High School of Art
Tianma Exprimental School
Zhuji Hailiang Foreign Language High School Co., Ltd.
Zhejiang Hailiang Mingxin Education Technology Co., Ltd
Zhuji Youer Network Technology Co., Ltd.
Zhuji Mingrui Business Information Consulting Co., Ltd.
Zhuji Shangzhuo Enterprise Management Consulting Co., Ltd.
Zhuji Hongda Trade Co., Ltd.
Hangzhou Hailiang Education Management Co., Ltd.
Zhejiang Mingxin International Travel Co., Ltd.
Equity interest
Contractual arrangements
Sponsor interest(1)

Note:

(1)	According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect of private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. However, the differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, such as provisions regarding the right to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. Each of our affiliated schools has been registered as a private school that requires “reasonable returns.” Under the currently effective 2004 Private Education Laws and other PRC laws and regulations, although private education is mainly treated as a public welfare undertaking, sponsors of schools may choose to require reasonable returns from the annual earnings of the school after deduction of certain costs, expenses, donations, subsidies and required contributions to development funds. Hailiang Management is the sponsor of each of the 7 schools we currently operate as registered pursuant to applicable PRC laws and regulations. However, following September 1, 2017 when the 2016 Private Education Laws came into effect, and subject to the promulgation of the Implementing Rules of the 2016 Private Education Laws, our affiliated schools will be required to register as private non-profit schools that are permitted to provide compulsory education services, and we will register our affiliated schools accordingly. The State Council and certain provinces including the Zhejiang province have promulgated implementing rules (in the form of Opinions) for the 2016 Private Education Law. Zhejiang province has promulgated implementing rules that all schools located in Zhejiang province are required to re-register and/or change their for-profit or non-profit statuses before 2022. We intend to maintain the current statuses of our affiliated schools (as re-registration is not required at this time under 2004 Private Education Laws currently effective) until we have obtained better clarity on the application of the 2016 Private Education Law. For more information regarding the nature of schools requiring reasonable returns under relevant laws and regulations, school sponsorship and difference between sponsorship and ownership under relevant laws and regulations, see “—B. Business Overview—Regulations—Regulations on Private Education—The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).”

The following table sets out the details of our subsidiaries and affiliated entities that are significant to us:

Subsidiaries	Country of Incorporation	Ownership Interest
Hailiang Education (HK) Limited	Hong Kong	100%
Hailiang Education International Studying Service Limited	Hong Kong	100%
Pate's - Hailiang International College Company Limited	United Kingdom	100%
Zhejiang Hailiang Education Consulting and Services Co., Ltd.	China	100%
Ningbo Hailiang Education Logistics Management Co., Ltd	China	56%
Ningbo Haoliang Information Consulting Co., Ltd	China	56%
Zhuji Nianxin Lake Hotel Management Co., Ltd.	China	100%
Ningbo Hailiang Sports Development Co,. Ltd.	China	100%
Jiangxi Haibo Logistics Management Co., Ltd.	China	100%
Jiangxi Haibo Education Management Co., Ltd.	China	100%
Zhuji Hailiang After-school Service Co., Ltd.	China	100%
Zhuji Hailiang Logistics Service Co., Ltd.	China	100%
Zhuji Hailiang Supply Chain Management Co., Ltd.	China	100%

Affiliated Entities	Country of Incorporation

Hailiang Education Management Group Co., Ltd.	China
Hailiang Foreign Language School	China
Hailiang Experimental High School	China
Tianma Experimental School	China
Hailiang Primary School	China
Hailiang Junior Middle School	China
Hailiang Senior Middle School	China
Hailiang High School of Art	China
Zhejiang Hailiang Mingxin Education Technology Co., Ltd	China
Zhuji Youer Network Technology Co., Ltd.	China
Zhuji Mingrui Business Information Consulting Co., Ltd.	China
Zhuji Shangzhuo Enterprise Management Consulting Co., Ltd.	China
Zhuji Hongda Trade Co., Ltd.	China
Hangzhou Hailiang Education Management Co., Ltd.	China
Zhejiang Mingxin International Travel Co., Ltd.	China
Zhuji Hailiang Foreign Language High School Co., Ltd.	China

Contractual Arrangements with our affiliated entities and their Shareholder

Hailiang Inc. is a holding company with no substantive operations. We had previously, on December 31, 2013, through our PRC subsidiary, Hailiang Consulting, entered into a series of contractual arrangements with Hailiang Management which enabled us to:

•	exercise the power over our affiliated entities;

•	have the exposure or rights to variable returns from our involvement with our affiliated entities; and

•	exercise the ability to affect those returns through use of its power over our affiliated entities.

On June 30, 2017, we, through our PRC subsidiary, Hailiang Consulting, entered into a series of revised and amended contractual arrangements (the “First Amended and Restated Contractual Arrangements”) with Hailiang Management. On February 8, 2018, Beize Group, controlled by Mr. Feng and his wife, became a 0.1% record shareholder of Hailiang Management by contributing additional capital to Hailiang Management. As of the date of this annual report on Form 20-F, Mr. Feng and Beize Group hold a 99.9% and 0.1% equity interest in in Hailiang Management, respectively. On February 23, 2018, each of the First Amended and Restated Contractual Arrangements were further amended and restated, whereby Hailiang Management, Hailiang Consulting, Mr. Feng and Beize Group entered into a series of contractual arrangement (the “Second Amended and Restated Contractual Arrangements”), including the Second Amended and Restated Call Option Agreement, Second Amended and Restated Powers of Attorney, Second Amended and Restated Consulting Services Agreement and Second Amended and Restated Equity Pledge Agreement. The recording process for the Second Amended and Restated Contractual Arrangements with the local government was completed on March 15, 2018.

The following is a summary of the material provisions of the Second Amended and Restated Contractual Arrangements with our affiliated entities and the shareholders of Hailiang Management:

Second Amended and Restated Call Option Agreement

Pursuant to the Second Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Management, Mr. Feng and Beize Group entered into on February 23, 2018, Mr. Feng and Beize Group unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the Second Amended and Restatedment Contractual Arrangements or liquidation or dissolution of Hailiang Management, all or part of the equity interest in Hailiang Management at the lowest consideration permitted by PRC laws and regulations. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. In the event that the exercise price is higher than the registered capital of Hailiang Management, Mr. Feng and Beize Group agreed to return any consideration paid in excess of such registered capital to Hailiang Consulting or any third party it designates. Without Hailiang Consulting’s written consent, Hailiang Management, Beize Group or Mr. Feng may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Hailiang Management’s assets, businesses or equity interests or merge with or acquire other businesses. Without Hailiang Consulting’s written consent, Hailiang Management may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. The Second Amended and Restated Call Option Agreement may not be terminated by Hailiang Management, Beize Group or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Call Option Agreement shall remain in full force and effect until Hailiang Management’s term of operations expires in April 2042.

Second Amended and Restated Power of Attorney

On February 23, 2018, Mr. Feng and Beize Group executed an irrevocable Second Amended and Restated Power of Attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as their attorney-in-fact to (i) exercise on their behalf all their rights as shareholders of Hailiang Management, including those rights under PRC laws and regulations and the articles of association of Hailiang Management, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Hailiang Management in its business operations, and (iii) unconditionally assign the shareholder rights of each of Mr. Feng and Beize Group to Hailiang Consulting, including dividends or other benefits associated with being a shareholder that Mr. Feng and Beize Group each receives from Hailiang Management.

Second Amended and Restated Consulting Services Agreement

Pursuant to the Second Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Management, Beize Group and Mr. Feng, entered into on February 23, 2018, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide comprehensive technical and business support services to Hailiang Management’s affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the affiliated entities may need from time to time. Without the prior written consent of Hailiang Consulting, none of Hailiang Management’s affiliated entities may receive such services from any third party. Hailiang Consulting owns the exclusive intellectual property rights created despite the changes of the performance of services under this Second Amended and Restated Consulting Services Agreement. Hailiang Management’s affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. The Second Amended and Restated Consulting Agreement enables Hailiang Consulting (or its controlled affiliate) to charge an annual service fee, the maximum of which equals the net income of Hailiang Management’s affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the Second Amended and Restated Consulting Agreement, Hailiang Management, Beize Group and Mr. Feng agree that each of them will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Hailiang Management’s affiliated entities, disposing of their equity interests in Management’s affiliated entities, or paying dividends to Mr. Feng or Beize Group without the written consent of Hailiang Consulting. The Second Amended and Restated Consulting Agreement may not be terminated by Hailiang Management, Beize Group, or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Consulting Agreement shall remain in full force and effect during the term of operations of Hailiang Management’s affiliated entities.

Second Amended and Restated Equity Pledge Agreement

Pursuant to the Second Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Beize Group, Mr. Feng and Hailiang Management entered into on February 23, 2018, each of Mr. Feng and Beize Group unconditionally and irrevocably pledged all of their respective equity interests in Hailiang Management to Hailiang Consulting to guarantee performance of the obligations of Hailiang Management’s affiliated entities under the Second Amended and Restated Call Option Agreement, the Second Amended and Restated Power of Attorney, and the Second Amended and Restated Consulting Agreement, each as described above. Beize Group and Mr. Feng each agreed that without prior written consent of Hailiang Consulting, they shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Hailiang Management or create or allow any encumbrance on the pledged equity interests. The Second Amended and Restated Equity Pledge Agreement may not be terminated by Hailiang Management, Beize Group or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Equity Pledge Agreement remains in full force and effect until all of the obligations of Hailiang Management’s affiliated entities under the consulting services agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Hailiang Management by Mr. Feng and Beize Group has been duly registered with the local branch of SAIC and becomes effective upon such registration.

D. Property, Plant and Equipment

Our principal executive offices are located at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang Province, 310051, People’s Republic of China. We lease all real properties used by our schools, including approximately 833,000 square meters of the Hailiang Education Park, with a total combined gross floor area and site area of approximately 0.80 million square meters, and approximately 1.10 million square meters from Hailiang Investment which is controlled by Mr. Feng, our controlling shareholder.

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Hailiang Experimental High School relocated to the Hailiang Education Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters. Tianma Experimental School’s and Hailiang Experimental High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2018, our affiliated schools operated in Hailiang Education Park are Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School and Hailiang Foreign Language School. On November 18, 2015, the Company entered into a lease agreement with Hailiang Investment regarding Hailiang Education Park. The term of the lease is for twenty years starting in September 2015, and the rental fee in the first year is RMB20.0 million (approximately US$3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Investment. The lease covers the properties and facilities of Hailiang Education Park with a total gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively. On December 29, 2017, the Company entered into an agreement to terminate the property lease agreement between Hailiang Foreign Language School and Hailiang Investment dated November 18, 2015, effective as of December 29, 2017.

On December 29, 2017, each of our 4 affiliated schools, namely Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School and Hailiang Foreign Language School, entered into lease agreements with Hailiang Investment respectively regarding Hailiang Education Park. The term of each lease is for twenty years and the rental fee in the first year is RMB4.1 million, 4.1 million, 4.6 million and 8.6million respectively (approximately US$0.6 million, US$0.6 million, US$0.7 million and US$1.3 million respectively) and is subject to a 5% increase in the next three years. The rental fee commencing from the fourth year is subject to further negotiation between the Company and Hailiang Investment. The lease covers the properties and facilities of Hailiang Education Park with a total gross floor area and site area of approximately 540,000 square meters and 833,000 square meters, respectively.

See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs—Hailiang Education Park.”

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This annual report on Form 20-F contains forward-looking statements. See “—G. Safe Harbor” in this Item. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

According to the Frost & Sullivan Report, Hailiang Education is the largest K-12 education and management service provider in China. As of June 30, 2018, we owned and sponsored 7 affiliated schools, and managed and operated 16 managed schools that were not owned or sponsored by us, with an aggregate number of 23 schools and 54,684 students across China. We have experienced significant growth in our business. Our total revenue increased by 30.5% to RMB853.3 million in the 2017 fiscal year and further increased by 37.0% to RMB1,169.3 million (approximately US$176.7 million) in the 2018 fiscal year. Our gross profits increased by 32.0% to RMB204.8 million in the 2017 fiscal year and further increased by 78.1% to RMB364.7 million (approximately US$55.1 million) in the 2018 fiscal year. Our net profits increased by 68.7% to RMB167.7 million in the 2017 fiscal year and further increased by 37.7 % to RMB230.9 million (approximately US$34.9 million) in the 2018 fiscal year.

In our affiliated schools, with the goal of providing distinguished, specialized, and internationalized education, we offer a broad range of basic and international education programs designed to facilitate students’ different characters, optimize their learning outcomes, and prepare them for higher education overseas. For a list of our programs and curriculums, see “Item 4. Information on the Company — B. Business Overview – Basic Educational Program & International Program.” As of June 30, 2018, 22,110 students were enrolled in our schools. Our revenue from tuition fees increased by 28.2% to RMB 1,093.9 million (approximately US$165.3 million) in the 2018 fiscal year, representing 93.6% of total revenue. This increase  in revenue was driven by a combination of an increase in the average tuition charged per student and an increase of students enrolled during the same periods.

In particular, in line with our strategy to develop international education, we increased enrollment in our international program and raised the tuition fee accordingly. Our total student enrollment in international program increased from an aggregate of 1,913 students for the fiscal year 2016, to an aggregate of 2,825 students for the 2017 fiscal year and further to an aggregate of 3,860 students for the 2018 fiscal year. The tuition fee of our international program rose from an average of RMB63,962 for the 2016 fiscal year, to an average of RMB69,161 for the 2017 fiscal year and further to an average of RMB83,170 (approximately US$12,569) for the 2018 fiscal year. We have increased the proportion of revenue derived from students enrolled in our international program from 18.7% of revenue in the 2016 fiscal year to 22.9% of revenue in the 2017 fiscal year, and 28.2% of revenue in the 2018 fiscal year.

In the process of implementing our asset-light strategy, we expanded our services by providing education and management service to private and public schools across China. In the second half of fiscal year 2018, we started providing management and operation services to 16 private schools in Zhejiang, Hubei and Jiang Xi provinces. The management service fees recognized from these 16 schools amounted to RMB12.3 million (approximately US$1.9 million) in the 2018 fiscal year. The rest of revenue from management services amounted to RMB6.7 million (approximately US$1.0 million) for the year ended June 30, 2018, which was mainly derived from the operating support services for supermarkets owned by Ming Kang Hui Health Food Group Co., Ltd. (“Ming Kang Hui Supermarket”), a related party ultimately controlled by Mr. Feng. We believe that our successful expansion demonstrated our well-known brand reputation, outstanding educational management ability, strong potential to increase profitability and increase market penetration.

In addition, between June 30, 2018 and the date of the annual report, we established one additional for-profit private school which we also own (Zhuji Hailiang Foreign Language School Co., Ltd.), operated and managed additional seven schools not owned or sponsored by us, including two private schools namely Jinhua Hailiang Foreign Language School and Feicheng Hailiang Foreign Language School, and five public schools namely Xiaoshan District Wenyan Primary School, Xiaoshan District Wenyan No. 2 Primary School, Xiaoshan District Wenyan Middle School, Hangzhou Chunhui Primary School, Hangzhou Xixing Middle School in Zhejiang province.

Factors Affecting Our Results of Operations

We believe that our results of operations are affected by general factors affecting China’s private K-12 education industry and company-specific factors, including the following:

•	Demand for private K-12 education in China. We have benefited from an increasing demand for private K-12 education in China in the last decade. This increase was driven by the overall economic growth, the rise in household disposable income and household spending on education, as well as an improvement in the education system and policies relating to K-12 education in China. According to the Frost & Sullivan Report, the total number of student enrollments of private K-12 education in China has increased steadily, from 33.1 million in 2013 to 42.7 million in 2017, and the proportion of student in private K-12 schools against the total number of students in K-12 schools also increased from 16.5% to 19.9% during the same period. We anticipate that the demand for private K-12 education in China will continue to grow which we expect will provide us with significant opportunity to expand our business.

•	Demand for an international education in the PRC market. The demand for international and bilingual private K-12 education in China is increasing at a fast pace. According to the Frost & Sullivan Report, the total number of student enrollments of international and bilingual private schools in China has increased from 83.9 thousand in 2013 to 160.5 thousand in 2017, realizing a fast increase with a CAGR of 17.6%. This quick growth can mainly be attributed to the strong demand of Chinese students wanting to study abroad, the rising income and wealth of Chinese households and the rising recognition of the quality of higher education overseas. As a result of the huge demand and increasing student enrollments, the total revenue of international and bilingual private schools increased from RMB8.0 billion in 2015 to RMB12.5 billion in 2017 at an increase rate of 25.7%, and is expected to grow at 20.4% in the following five years (according to the Frost & Sullivan Report). With high-quality teachers, well-known brand, and strong management team, we are determined to deliver well-designed curriculums and facilitate comprehensive development of our students.

•	Ability to manage and operate schools. We aim to develop our asset-light strategy in diversified ways through providing education and management service to both public and private schools. As of June 30, 2018, we entered into service agreements with 16 private schools, including Xiantao No. 1 Middle School, XinChang NanRui Experimental School and other 14 Baishu Schools to provide education and management service. For these services, we earn fees based on the types, scale and costs of the services provided. We expect to enter into cooperation arrangements with additional public and private schools in the future to reach students across China and promote the Hailiang Education brand both domestically and internationally, which we expect would then lead to an increase in our profitability and market penetration.

•	Level of student enrollment. As of June 30, 2016, 2017 and 2018, we had a total of 18,673, 20,950 and 22,110 students, respectively. While we expect the number of students to be relatively stable in the next two fiscal years, we plan to increase the proportion of students enrolled in our international program because our international program charges a tuition fee that is significantly higher than that of our basic educational program. We have already begun making this transition. For example, the number of students enrolled in the international program increased from 1,913 students as of June 30, 2016 to 2,825 students as of June 30, 2017 and 3,860 students as of June 30, 2018, with the proportion of our students enrolled in the international program increasing from 10.2% to 13.5% and 17.5% during the same period, respectively. We intend to continue to grow our international program to take advantage of the growing demand for international education.

•	Pricing of educational programs. Our results of operations are affected by the pricing of our educational programs. We generally charge tuition based on a student’s education phase (primary, middle, high school) and whether the student attends our basic educational program or international program. Tuition includes boarding, school services and books. The tuition we may charge for some of our education programs is subject to regulatory restrictions. For example, the most recent ceiling on the amount of tuition and boarding expenses we can charge was set out by the Zhuji branch of the MOE in August 2016, which sets forth the maximum amounts of tuition and boarding expenses for the basic education program of primary school, middle school and high schools as RMB60,000 per student, RMB65,000 per student and RMB70,000 per student, respectively. There is currently no maximum amount set for our international program. Pursuant to the registration documents filed with local authorities for the 2016/2017 school year, we are approved to charge RMB73,000 to RMB136,000 for our international program. The tuition limitation is reviewed by the regulatory authority on a periodic basis. See “Item 4. Information on the Company–B. Business–Regulations on Private Education–The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).” Subject to applicable regulatory requirements, we generally determine tuition based on the demand for our educational programs, the cost of our educational services and the tuition and the fees charged by our competitors, and seek to increase tuition by approximately 5% to 15% each year. For example, in the 2016, 2017 and 2018 fiscal years, the average tuition for primary, middle and high schools, including both our basic educational program and our international program, was RMB35,027, RMB40,730 and RMB48,280 (approximately US$7,296), respectively. The increase was also due to a greater proportion of students enrolled in the international program which charges higher tuition. In the 2016, 2017 and 2018 fiscal years, tuition charged for students in our international program was approximately twice as high as tuition charged for students in our basic educational program. The increase of average tuition fee was also driven by the raise in pricing for both basic and international programs.

•	Ability to control costs and expenses. Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses.

Cost of revenue. Our cost of revenue mainly consists of labor cost, student-related costs, depreciation expenses and to a lesser extent, transportation costs, utility costs and leasing fees. Our cost of revenue as a percentage of our total revenue was 76.3%, 76.0% and 68.8% for fiscal years 2016, 2017 and 2018, respectively. In the near future, we expect our cost of revenue to increase as we will continue to hire additional teachers to support our growing international program.

Selling expenses and administrative expenses. For the 2016, 2017 and 2018 fiscal years, our total selling expenses and administrative expenses as a percentage of our total revenue were 8.1%, 5.9%, and 7.5% respectively. We expect our expenses will also increase as we incur additional expenses associated with our overall growth. We expect, however, that we will benefit from economies of scale as we continue to grow our business and increase our student base, so we expect our total selling expenses and administrative expenses as a percentage of our total revenue to decrease.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Revenue

During the fiscal year ended June 30, 2016, 2017 and 2018, we generated net revenue of RMB654.1 million, RMB853.3 million and RMB1,169.3 million (approximately US$176.7 million), respectively. Net revenue was derived from the following sources:

K-12 educational services, which accounted for 100%, 100% and 93.6% of total net revenue in the fiscal year 2016, 2017 and 2018;

Management services, which accounted for nil, nil and 1.6% of total net revenue in the fiscal year 2016, 2017 and 2018;

Others, which accounted for nil, nil and 4.8% of total net revenue in the fiscal year 2016, 2017 and 2018. Other services include educational training services, overseas study consulting services and hotel management.

The following table sets forth the sources of our revenue by amount and as a percentage of total revenue for the periods indicated:

	Year Ended June 30,
	2016		2017		2018
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
K-12 educational services	654,060	100.0	853,295	100.0	1,093,933	165,319	93.6
Management services	—	—	—	—	19,021	2,875	1.6
Others	—	—	—	—	56,394	8,522	4.8
Total revenue	654,060	100.0	853,295	100.0	1,169,348	176,716	100.0

Revenue from K-12 educational services represents tuition charged to our students. Tuition includes charges for enrollment in our academic programs, which vary based on grade levels and whether the student attends our basic educational program or our international program, as well as charges in relation to after-school enrichment program, accommodations, meals and transportation services.

Tuition increased during the fiscal years 2016, 2017 and 2018 primarily due to increases in pricing of our educational programs, especially the international program, and, to a lesser extent, the level of student enrollment. We expect our revenue to continue to increase going forward, reflecting our plan to continue to increase tuition at an annual rate of 5% to 15%, and our efforts to increase our student enrollment especially for international program. Our international program has expanded to include a variety of different program, including A-level courses, preparation courses designed for the U.S. SAT examinations, Australia’s dual-diploma VCE programs, and Chinese language and cultural programs for non-Chinese students.

Tuition fees are paid in two installments for newly enrolled students. When new students sign up for enrollment in the following academic year, we generally require a tuition deposit of approximately RMB2,000 for our basic education program and RMB5,000 for international education program, with the remainder of the tuition fee to be remitted in August or September, both prior to the commencement of the academic year. We generally do not refund the tuition deposit unless a student cannot enroll due to restrictions imposed by the regulatory authority pursuant to applicable laws and regulations.

The following tables compare revenue generated from our basic educational program and our international program and as a percentage of total revenue generated from K-12 educational services for the periods indicated, as well as the number of students and average tuition. Average tuition is calculated by the total revenue derived from a particular program or grade level divided by the total number of students enrolled in that program for a particular academic year. Our basic educational program offers curricula and coursework mandated by the PRC regulatory authorities. Our international program also offers curricula mandated by the PRC regulatory authorities and in addition provides curricula with a focus on preparing students to study abroad. Tuition for our international program covers tuition for basic education classes, language classes and special international classes. The higher tuition charged for our international program reflects the higher cost of certain course materials, the need to hire foreign teachers with higher salaries and a higher teacher to student ratio in our international program.

The following table sets forth revenue generated from each program, both in absolute amount and as a percentage of total revenue from K-12 educational services for the years indicated:

	2016				Year Ended June 30, 2017				2018
	Revenue (in RMB thousands)	% of revenue	Students	Average Tuition (in RMB)	Revenue (in RMB thousands)	% of revenue	Students	Average Tuition (in RMB)	Revenue* (in RMB thousands)	Revenue* (in USD thousands)	% of Revenue	Students*	Average Tuition (in RMB)
Basic educational program	531,702	81.3%	16,760	31,724	657,915	77.1%	18,125	36,299	764,165	115,483	69.9%	18,693	40,880
International program	122,358	18.7%	1,913	63,962	195,380	22.9%	2,825	69,161	329,768	49,836	30.1%	3,965	83,170
Total	654,060	100.0%	18,673	35,027	853,295	100.0%	20,950	40,730	1,093,933	165,319	100.0%	22,658	48,280

* Hailiang International kindergarten and Tianma Kindergarten were carved out from the Group in February, 2018. To keep the consistency of presentation, 548 students at the kindergarten level, 443 students enrolled in basic program and 105 students enrolled in international program are included in the number of students respectively. The related revenue derived from basic program and international program at the kindergarten level as of February 2018 was included as well, representing RMB9.1 million (approximately US$1.4 million) and RMB3.7 million (approximately US$0.6 million), respectively.

Revenue from our basic educational program increased by RMB126.2 million, or 23.7% from the 2016 fiscal year to 2017 fiscal year, and further increased by RMB106.3 million (approximately US$16.1 million), or 16.1% from the 2017 fiscal year to 2018 fiscal year. This was driven primarily by an increase in the average tuition charged per student during the same periods. In addition, revenue derived from tuition of students enrolled in our international program compared to our total revenue increased by RMB73.0 million or 59.7% from the 2016 fiscal year to 2017 fiscal year, and further increased by RMB134.4 million (approximately US$20.3 million), or 68.8% to 2018 fiscal year. This was mainly due to an increase in the number of students enrolled in our international program as well as an increase in the average tuition charged in our international program.

The following table sets forth revenue generated at the kindergarten, primary, middle and high school levels as well as the number of students and average tuition. The table includes both our basic educational program and our international program.

	2016				Year Ended June 30, 2017				2018
	Revenue (in RMB thousands)	% of revenue	Students	Average Tuition (in RMB)	Revenue (in RMB thousands)	% of revenue	Students	Average Tuition (in RMB)	Revenue (in RMB thousands)	Revenue (in USD thousands)	% of revenue	Students	Average Tuition (in RMB)
Kindergarten*	9,896	1.5%	423	23,394	14,689	1.7%	510	28,802	12,761	1,929	1.2%	548	23,286
Primary school	163,826	25.0%	4,539	36,093	194,154	22.8%	4,798	40,466	252,688	38,187	23.1%	5,320	47,498
Middle school	168,060	25.7%	5,008	33,558	242,176	28.4%	6,200	39,061	334,841	50,602	30.6%	6,905	48,493
High school	312,278	47.8%	8,703	35,882	402,276	47.1%	9,442	42,605	493,643	74,601	45.1%	9,885	49,939
Total	654,060	100.0%	18,673	35,027	853,295	100.0%	20,950	40,730	1,093,933	165,319	100.0%	22,658	48,280

*The number of students and related revenue at the kindergarten level is as of February 28, 2018. Since then, the Company does not offer kindergarten programs.

Management services mainly represent the provision of services including but not limited to logistic, management and consulting services. During the 2018 fiscal year, most of the revenue from management services was derived from the services provided to the 16 managed schools. Pursuant to our asset-light strategy, we expanded our business to provide management services to private and public schools across the Southeast coast of China. On November 8, 2017, we entered into a Strategic Cooperation Agreement (the “Agreement”) with our related parties, Hailiang Group and Hailiang Investment. Pursuant to the Agreement, we have a right of first refusal to provide education and management services for schools owned, acquired and operated by Hailiang Group or Hailiang Investment. During the year ended June 30, 2018, we provided various management services including logistics, catering, consulting to 14 Baishu Schools, Hubei Xiantao No.1 Middle School and Zhejiang Xinchang Nanrui Experimental School, which were acquired by Hailiang Investment. Management service fees derived from the above mentioned 16 managed schools was RMB12.3 million (approximately US$1.9 million) in the 2018 fiscal year. The rest of revenue from management services amounted to RMB6.7 million (approximately US$1.0 million) for the year ended June 30, 2018, which was mainly derived from operating support services for Ming Kang Hui super markets. We expect to enter into more services agreements where we will provide education and management services to various private and public schools and cooperate with local governments, in line with our asset-light strategy.

Other revenue mainly represents revenue derived from the provision of educational training services, overseas study consulting services and hotel management, amounting to RMB56.4 million (approximately US$8.5 million) in total during the year ended June 30, 2018.

Cost of Revenue

Our cost of revenue primarily consists of labor costs, which are compensation to our teachers and educational staff, student-related costs, depreciation expenses and, to a lesser extent, transportation, utility and lease payment for our schools. For the years ended June 30, 2016 and 2017, RMB0.9 million and RMB3.4 million of depreciation cost, lease fee and information service fee have been reclassified from cost to administrative expenses, and RMB2.7 million and RMB6.1 million of maintenance fees have been reclassified from administrative expenses to cost to conform to current year presentation. Our cost of revenue increased from the 2016 fiscal year to the 2017 fiscal year and further to the 2018 fiscal year; this was primarily due to an increase in labor costs resulting from an increase in the total number of our teachers and educational staff and a general increase in our compensation levels, an increase in student-related costs resulting from the increase in the number of students enrolled and the increased cost of our student canteen service. Furthermore, our study trip business and study abroad consulting business newly launched in the 2018 fiscal year resulted in an increase of other costs. We expect our cost of revenue to increase in line with our increase in revenue, driven in large part by a planned increase in the number of teachers to support our growing international program.

The following table sets forth the components of our cost of revenue by amount and as a percentage of total revenue for the periods indicated:

	Year Ended June 30,
	2016		2017		2018
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Cost of Revenue:
Labor costs	239,170	36.6	305,214	35.8	407,053	61,515	34.8
Student-related costs	100,633	15.4	116,273	13.6	133,308	20,146	11.4
Transportation	24,729	3.8	31,823	3.7	35,447	5,357	3.0
Depreciation	64,642	9.9	109,755	12.9	112,039	16,932	9.6
Utilities	19,652	3.0	23,286	2.7	25,783	3,896	2.2
Lease fee	25,114	3.8	29,432	3.5	31,041	4,691	2.7
Other costs	25,004	3.8	32,699	3.8	60,003	9,068	5.1
Total cost of revenue	498,944	76.3	648,482	76.0	804,674	121,605	68.8

Operating Expenses

Our operating expenses consist of selling expenses, administrative expenses and disposal loss of leasehold improvements.

The following table sets forth the components of our operating expenses in absolute amount and as a percentage of revenue for the periods indicated.

	Year Ended June 30,
	2016		2017		2018
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Operating Expenses
Selling expenses	16,753	2.6	21,902	2.6	24,539	3,708	2.1
Administrative expenses	36,153	5.5	28,385	3.3	63,374	9,577	5.4
Disposal loss of leasehold improvement	10,286	1.6	—	—	—	—	—
Total operating expenses	63,192	9.7	50,287	5.9	87,913	13,285	7.5

Selling expenses

Our selling expenses consist of advertisement expenses, recruiting expenses and amortization related to intangible assets. Our overall selling expense increased from 2016 fiscal year to the 2017 fiscal year and further to 2018 fiscal year. Our overall selling expenses in the 2018 fiscal year increased by 12.0% primarily due to the increase in recruiting expenses as we have increased student enrollment rewards on recruitment to attract outstanding students. We anticipate that our overall selling expenses may increase steadily in the near future to build our brand name and keep our outstanding academic performance, and therefore, attract growing student enrollment.

Administrative expenses

Our administrative expenses consist primarily of salary for our office and administrative staff and consulting fee. Our administrative expenses also include, to a lesser extent, office expenses and other miscellaneous fees. Our overall administrative expenses in the 2018 fiscal year increased by 123.3% primarily due to (i) the increase in labor cost resulting from an increase in the total number and compensation level of our office and administrative staff; (ii) increase in professional service fees; (iii) increase in other general operational expenses generated from newly established subsidiaries and affiliated entities. Our overall administrative expenses in the 2017 fiscal year decreased by RMB7.8 million or 21.5% which was primary due to the reversal of over accrued legal fee in 2016 fiscal year amounting to RMB4.0 million in the 2017 fiscal year. If the legal fees had been recorded in the correct periods, our overall administrative expenses in the 2017 fiscal year would have remained stable compared to the 2016 fiscal year. We expect that our overall administrative expenses will remain relatively stable in the near future.

Disposal loss of leasehold improvement

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Hailiang Experimental High School relocated to the Hailiang Education Park. As a result, in the year ended June 30, 2016 we incurred a loss on the disposal loss of leasehold improvements for the aforementioned programs incurred.

Other Income, Net

Other income consists of government grants and other miscellaneous income. Government grants are amounts provided by the local government on an unconditional basis and are awarded at the discretion of the local government based on certain criteria in relation to our high school operations, such as the number of students participating in the Gaokao examination, test results and student performance. Other miscellaneous income primarily consists of non-operating expense and income from disposal of property and equipment. Other income decreased by RMB2.6 million (approximately US$0.4 million) compared with the fiscal year 2017 primarily due to the increase of one-time extraordinary expenses and disposal fixed assets in the 2018 fiscal year. Other income increased by RMB4.8 million from the 2016 fiscal year to the 2017 fiscal year, mainly due to the increase of government grants we received.

The following table sets forth the components of income derived from the aforementioned sources in absolute amount and as a percentage of revenue for the periods indicated.

	Year Ended June 30,
	2016		2017		2018
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Other income, net
Government grants	1,434	0.2	6,253	0.7	5,832	881	0.5
Others	322	0.1	72	0.1	(2,143)	(324)	(0.2)
Total other income, net	1,756	0.3	6,325	0.8	3,689	557	0.3

Gain on Disposal of Affiliated Entities

In February 2018, we transferred all the sponsorship and 100% equity interest in our kindergartens to Hangzhou Hailiang Preschool Education Group Co., Ltd and its wholly controlled subsidiary, which entities are controlled by Hailiang Group, and recognized RMB3.2 million (approximately US$0.5 million) and RMB1.7 million (approximately US$0.2 million) from a gain on the disposal of Hailiang Kindergarten and the kindergarten business of Tianma Experimental, respectively.

In June 2018, we entered into a Change of Operator Agreement with Chuzhou Zhengxu Education Information Consulting Co., Ltd. and transferred the sponsorship and 100% equity interest in Chuzhou School to Chuzhou Zhengxu Education Information Consulting Co., Ltd., a wholly owned subsidiary of Hailiang Group, and recognized a RMB0.4 million (approximately US$0.1 million) gain on the disposal of Chuzhou School.

Net Finance Income

Our net finance income is related to interest income derived from deposits placed with a related party finance entity. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties”. Net finance income increased by 19.8% in 2017 fiscal year primarily due to the increase in the amount of fund we deposited with the related party. Net finance income increased by 65.3% in 2018 fiscal year primarily due to the increase in the amount of fund we deposited with the related party. Net finance income was 0.9%, 0.8%, and 1.0% of our total revenue in the 2016, 2017 and 2018 fiscal years, respectively.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands and conduct our primary business operations through our subsidiaries and affiliated entities in the PRC. We also have a wholly-owned subsidiary in Hong Kong. Under the current laws of the Cayman Islands, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

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

(b)	in addition, that no tax levied on profits, income, gains or appreciation or no tax which is in the nature of estate duty or inheritance tax shall be payable by us:

(i)	on or in respect of the shares, debentures or our other obligations; or

(ii)	by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concession Law (2011 Revision).

The undertaking is for a period of 20 years from January 27, 2015.

Hong Kong and China

Under Hong Kong tax laws, the statutory income tax rate is 16.5%. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Under the New EIT Law, domestic enterprises and foreign investment enterprises, or FIE, are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions. According to the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. For the years ended June 30, 2016, 2017 and 2018, our affiliated schools have historically benefited from the corporate income exemption treatment from the date of their respective establishments.

As confirmed by local tax authorities, the schools we currently sponsor are exempt from income taxes for the years ended June 30, 2016, 2017 and 2018.

According to the 2016 Private Education Law effective as of September 1, 2017, private schools, whether non-profit or for-profit, may enjoy preferential tax treatment, and non-profit private schools will be entitled to similar tax benefits as public schools. However, taxation policies for for-profit private schools are still unclear as more specific provisions are yet to be introduced. As of June 30, 2018, our affiliated schools that we sponsor had not elected to change or re-register their statuses. As such, we are not able to determine the overall taxation impact of the 2016 Private Education Law on our net revenues and profitability in future fiscal years.

For the year ended June 30, 2018, our subsidiaries and consolidated affiliated companies in PRC, which mainly provide logistic services, management and consulting services, educational training services, after-school enrichment program and overseas study consulting services are subject to a unified 25% enterprise income tax rate. As the abovementioned business has been operated since the fiscal year of 2018, no income tax expense was recognized for the years ended June 30, 2016 and 2017, and current income tax expenses of RMB66.3 million (approximately US$10.0 million) was recognized for the year ended June 30, 2018.

As at June 30, 2018, we had unused tax loss of RMB2.5 million available for offset against future taxable profits, which will begin to expire as of June 30, 2019. No deferred tax assets have been recognized in respect of such tax losses due to the unpredictability of future taxable profit streams.

Under the New EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiaries to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB789.7 million and RMB1,032.0 million (approximately US$156.0 million) as of June 30, 2017 and 2018, respectively, because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Critical Accounting Policies, Estimates and Judgments

We prepare our consolidated financial statements in accordance with IFRSs as issued by the IASB, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenue and expenses during each reporting period. Significant items subject to such estimates and assumptions include the useful lives and the recoverability of the carrying amounts of property and equipment and intangible assets (including goodwill), the collectability of other receivables and term deposits placed with a related party finance entity, and the assessment of contingent liabilities and income tax. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates. Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in Note 2 to the financial statements included in this annual report on Form 20-F.

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

Consolidation

We have, through Hailiang Consulting, entered into a series of contractual arrangements with our affiliated entities. Although we do not have any equity interest in our affiliated entities, we control our affiliated entities as a result of these contractual arrangements. We have consolidated the results of our affiliated entities in our consolidated financial statements included elsewhere in this annual report on Form 20-F in accordance with IFRSs.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery of the goods or services has occurred, the sales price reflects the consideration to which we expect to be entitled in exchange for those goods or services. The primary sources of our revenues are as follows:

Educational programs and services

We derive revenue principally from the rendering of educational services to students which include boarding services. We offer our basic educational program and international program at primary school, middle school and high school levels. Our basic educational program offers curricula and coursework mandated by the PRC regulatory authorities. Our international program prepares our students to earn their PRC school diplomas and for admissions to overseas educational institutions.

We receive tuition fees at the beginning of each school year. Each school year is comprised of two semesters. The first semester starts in September and ends in January. The second semester starts the following month in February and ends in June.

Tuition fees contain multiple components consisting of the delivery of education, after-school enrichment program, accommodations, meals and transportation services, or educational services and delivery of educational books and related materials, or education materials. We allocate the total tuition fees into educational services and educational materials based on their relative fair value. The components within education services were not further separated since revenue recognition for these components occurs at the same time and these components belong to the same category of revenue, which is service revenue.

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

Management services

We also provide education and management services to schools, including but not limited to logistic, management and consulting services. We recognize revenue upon the delivery of service.

Others

We mainly include others of revenues derived from educational training services, overseas study consulting services and hotel management.

Educational training services. We provide various extracurricular courses to arouse students’ interest and broaden their both academic and nonacademic outlook. We generally collect tuition in advance and initially record it as deferred revenue. Revenue derived from providing educational training services is recognized on a straight-line basis over the period of the courses.

Overseas study consulting services. It represents revenue from the provision of study trip and consulting services for overseas studies. We recognize revenue upon the delivery progress of services.

Hotel management. We provide accommodation service for students’ parents, visitors, and event participants to our education park, and recognize revenue when the service is provided to customers.

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

For the purpose of impairment testing, the carrying amounts of goodwill and trademark are allocated to Tianma Experimental School, which is the lowest level for which the assets are monitored for internal management purpose. The aggregated carrying amounts of goodwill and trademark are as follows:

	Year Ended June 30,
	2016	2017	2018
	RMB	RMB	RMB	US$
Goodwill	62,046	62,046	61,640	9,315
Trademark	16,540	16,540	16,540	2,500
Total	78,586	78,586	78,180	11,815

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

	Year Ended June 30,
	2016	2017	2018
Discount rate	24%	24%	15%
Terminal value growth rate	3%	3%	3%

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

•	Revenue growth was projected considering the average growth levels experienced over the past five years and the estimated student headcount and tuition growth for the next five years. It was assumed that tuition would increase in line with forecast inflation over the next five years.

•	Growth of cost of sales, selling expenses and administrative expenses were projected considering inflation and estimated student headcount for the next five years.

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2016, 2017 and 2018, respectively.

The recoverable amount of trademark is determined using the relief from royalty method, which was based on post-tax cash flow projections for five years based on financial budgets approved by management, including royalty rate of 3%, terminal growth rate of 3% and the applicable discount rate of 15%. Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is post-tax and reflects specific risks relating to us.

Based on management’s assessment results, there was no impairment of goodwill and trademark as of June 30, 2016, 2017 and 2018, and no reasonable change to the assumptions would lead to an impairment charge.

Results of Operations

	Year Ended June 30,
	2016		2017		2018
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Revenue	654,060	100.0	853,295	100.0	1,169,348	176,716	100.0
Cost of revenue	(498,944)	(76.3)	(648,482)	(76.0)	(804,674)	(121,605)	(68.8)
Gross profit	155,116	23.7	204,813	24.0	364,674	55,111	31.2
Other income, net	1,756	0.3	6,325	0.8	3,689	557	0.3
Selling expenses	(16,753)	(2.6)	(21,902)	(2.6)	(24,539)	(3,708)	(2.1)
Administrative expenses	(36,153)	(5.5)	(28,385)	(3.3)	(63,374)	(9,577)	(5.4)
Disposal loss of leasehold improvement	(10,286)	(1.6)	—	—	—	—	—
Operating profit	93,680	14.3	160,851	18.9	280,450	42,383	24.0
Gain on disposal of affiliated entities	—	—	—		5,349	808	0.4
Net finance income	5,752	0.9	6,892	0.8	11,391	1,721	1.0
Profit before tax	99,432	15.2	167,743	19.7	297,190	44,912	25.4
Income tax expenses	—	—	—	—	(66,288)	(10,018)	(5.7)
Profit	99,432	15.2	167,743	19.7	230,902	34,894	19.7
Total comprehensive income	107,869	16.5	169,945	19.9	228,360	34,510	19.5

Year Ended June 30, 2017 Compared to Year Ended June 30, 2018

Revenue

Our revenue increased by 37.0% from RMB853.3 million in the 2017 fiscal year to RMB1,169.3 million (approximately US$176.7 million) in fiscal year 2018, primarily due to the following aspects:

K-12 educational services. Our revenue from K-12 educational services increased by 28.2% from RMB853.3 million in the 2017 fiscal year to RMB1,093.9 million (approximately US$165.3 million) in the 2018 fiscal year. The increase was mainly due to a 18.5% increase of the average tuition fees from RMB 40,730 to RMB48,280 (approximately US$7,296) and a 5.5% increase in the total number of enrolled students from 20,950 as of June 30, 2017 to 22,110 as of June 30, 2018. Our revenue increase was also attributable to having a greater proportion of our students enrolled in our international program which charges higher tuition than our basic educational program. Between the 2017 and 2018 fiscal years, the percentage of students enrolled in international program increased from 13.5% to 17.5%.

Management services. Our revenue from management services increased by 100% from nil in the 2017 fiscal year to RMB19.0 million (approximately US$2.9 million) in the 2018 fiscal year, mainly due to the provision of various management services including logistic service, catering service, consulting service for schools acquired by Hailiang Investment.

Others. Other revenue increased by 100% from nil in the 2017 fiscal year to RMB56.4 million (approximately US$8.5 million) in the 2018 fiscal year. The increase was mainly due to the provision of educational training and overseas study consulting services.

Cost of revenue

Our cost of revenue increased by 24.1% from RMB648.5 million in the 2017 fiscal year to RMB804.7 million (approximately US$121.6 million) in the 2018 fiscal year. The increase in cost of revenue was primarily due to a) a 33.4% increase in labor costs due to (i) an increase in the total number of our teachers and educational staff, and (ii) a general increase in our employees’ compensation levels; b) a 14.7% increase in student-related costs, primarily due to the increase in the number of students enrolled and the increased cost of our student canteen service; c) a 83.5% increase in other costs, primarily due to the launch of study trip business and study abroad consulting service business in the 2018 fiscal year.

Gross profit

As a result of the foregoing, our gross profit increased by 78.1% from RMB204.8 million in the 2017 fiscal year to RMB364.7 million (approximately US$55.1 million) in the 2018 fiscal year. Our gross margin was 24.0% in the 2017 fiscal year, compared to 31.2% in the 2018 fiscal year.

Other income, net

Other income decreased by 41.7% from RMB6.3 million in the 2017 fiscal year to RMB3.7 million (approximately US$0.6 million).

Gain on disposal of affiliated entities

On February 28, 2018, we entered into agreements with Hailiang Preschool Education Group Co., Ltd, and transferred Tianma Kindergarten and the sponsorship and the entire equity interest in Hailiang Kindergarten. The consideration for disposing of Tianma Kindergarten and Hailiang Kindergarten was RMB1.7 million (approximately US$0.3 million) and RMB20.0 million (approximately US$3.0 million), respectively. On the disposal date, the carrying amount of the net liabilities of Tianma Kindergarten was RMB17 thousand (approximately US$2.6 thousand), and the carrying amount of the net assets of Hailiang Kindergarten was RMB16.8 million (approximately US$2.5 million). The Group recognized a gain of RMB1.7 million (approximately US$ 0.2 million) and RMB3.2 million (approximately US$0.5 million) on the disposal of Tianma Kindergarten and Hailiang Kindergarten, respectively.

In June, 2018, Hailiang Management entered into a Change of Operator Agreement with Chuzhou Zhengxu Education Information Consulting Co., Ltd. and transferred the sponsorship and 100% equity interest in Chuzhou School to Chuzhou Zhengxu Education Information Consulting Co., Ltd., a wholly owned subsidiary of Hailiang Group. The consideration was RMB 1.8 million (approximately US$0.3 million), and the carrying amount of its net assets was RMB 1.4 million (approximately US$0.2 million) on disposal date. The Company recognized a gain of RMB 0.4 million (approximately US$0.1 million) on the disposal.

These transactions were not strategic shifts in our business and will not have major impact on the Group’s business, therefore the transactions were not qualified as discontinued operation.

Operating expenses

Our operating expenses increased by 74.8% from RMB50.3 million in the 2017 fiscal year to RMB87.9 million (approximately US$13.3 million) in 2018 fiscal year. The increase was primarily due to the following reasons:

•	Selling expenses. Our selling expenses increased by 12.0% from RMB21.9 million in the 2017 fiscal year to RMB24.5 million (approximately US$3.7 million) in the 2018 fiscal year. The increase was primarily due to increased student enrollment rewards on recruitment.

•	Administrative expenses. Our administrative expenses increased by 123.3% from RMB28.4 million in the 2017 fiscal year to RMB63.4 million (approximately US$9.6 million) in the 2018 fiscal year. The increase was primary due to (i) an increase in labor cost due to an increase in the total number and compensation level of our office and administrative staff; (ii) an increase in professional service fees; (iii) an increase in other general operational expenses generated from newly established subsidiaries.

•	Disposal loss of leasehold improvement. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Hailiang Experimental High School relocated to the Hailiang Education Park. As a result, disposal loss of leasehold improvement for the aforementioned programs amounting to RMB10.3 million incurred in the year ended June 30, 2016.

Net finance income

Our net finance income increased by 65.3% from RMB6.9 million in the 2017 fiscal year to RMB11.4 million (approximately US$1.7 million). This increase was primarily due to an increase in interest income caused by more funds deposited with the related party in the 2018 fiscal year compared to the 2017 fiscal year.

Income tax expenses

We had nil and RMB66.3 million income tax expenses (approximately US$10.0 million) for the 2017 and 2018 fiscal years, respectively. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Taxation”.

Net profit

As a result of the foregoing, our net profit increased by 37.7% from RMB167.7 million in the 2017 fiscal year to RMB230.9 million (approximately US$34.9 million) in the 2018 fiscal year.

Year Ended June 30, 2016 Compared to Year Ended June 30, 2017

Revenue

Our revenue, which is principally derived from the rendering of boarding school education services to students, increased by 30.5% from RMB654.1 million in the 2016 fiscal year to RMB853.3 million. This increase was primarily due to a 16.3%   increase in average tuition from RMB35,027 to RMB40,730 and to a lesser extent, a 12.2% increase in the total number of students from 18,673 to 20,950 during the same period. Our revenue increase was also attributable to having a greater proportion of our students enrolled in our international program which charges higher tuition than our basic educational program. Between the 2016 and 2017 fiscal years, the percentage of students enrolled in our international program increased from 10.2% to 13.5%

Cost of revenue

Our cost of revenue increased by 30.0% from RMB498.9 million in the 2016 fiscal year to RMB648.5 million in the 2017 fiscal year. The increase in cost of revenue was primarily due to (a) a 27.6% increase in labor costs due to (i) an increase in the total number of our teachers and educational staff, and (ii) a general increase in our employees’ compensation levels; (b) a 15.5 % increase in student-related costs, primarily due to the increase in the number of students enrolled and the increased cost of our student canteen service, and (c) the increase of depreciation by 69.8% due to the completion of leasehold improvements and purchase of education facilities during the year.

Gross profit

As a result of the foregoing, our gross profit increased by 32.0% from RMB155.1 million in the 2016 fiscal year to RMB204.8 million in the 2017 fiscal year. Our gross margin was 23.7% in the 2016 fiscal year, compared to 24.0% in the 2017 fiscal year.

Other income, net

Other income increased by 260.2% from RMB1.8 million in the 2016 fiscal year to RMB6.3 million. The increase was primarily due to government grants of RMB6.3 million for student enrollment and reward for public company.

Operating expenses

Our operating expenses decreased by 20.4% from RMB63.2 million in the 2016 fiscal year to RMB50.3 million in 2017 fiscal year. The decrease was primarily due to the following reasons:

•	Selling expenses. Our selling expenses increased by 30.7% from RMB16.8 million in the 2016 fiscal year to RMB21.9 million in the 2017 fiscal year. The increase was primarily due to increased student enrollment rewards on recruitment.

•	Administrative expenses. Our administrative expenses decreased by 21.5% from RMB36.2 million in the 2016 fiscal year to RMB28.4 million in the 2017 fiscal year. The decrease was primary due to the reversal of over accrued legal fee in 2016 fiscal year amounting to RMB 4.0 million in 2017 fiscal year. If the legal fees had been recorded in the correct periods, our overall administrative expenses in 2017 fiscal year would have remained stable compared to 2016 fiscal year.

•	Disposal loss of leasehold improvement. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Hailiang Experimental High School relocated to the Hailiang Education Park. As a result, a loss on disposal of leasehold improvement of aforementioned programs amounting to RMB10.3 million incurred in the year ended June 30, 2016.

Net finance income

Our net finance income increased by 19.8% from RMB5.8 million in the 2016 fiscal year to RMB6.9 million. This increase was primarily due to an increase in interest income caused by more fund we deposited with the related party in the 2017 fiscal year compared to the 2016 fiscal year.

Income tax expenses

We had no income tax expenses for the 2016 and 2017 fiscal years. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Taxation”.

Net profit

As a result of the foregoing, our net profit increased by 68.7% from RMB99.4 million in the 2016 fiscal year to RMB167.7 million in the 2017 fiscal year.

B. Liquidity and Capital Resources

Historically, we have financed our operations through internally generated cash. As of June 30, 2016, 2017 and 2018, we had approximately RMB291.0 million, RMB77.8 million and RMB812.6 million (approximately US$122.8 million), respectively, in cash and cash equivalents. Our cash primarily consists of cash on hand, bank deposits and deposit in related party finance entity, which are unrestricted as to withdrawal and use and are deposited with banks and finance institution in China. We intend to finance our future working capital requirements and capital expenditures from our cash and cash equivalents and cash generated from operating activities.

Although we consolidate the results of our affiliated entities and their respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our affiliated entities or their respective subsidiaries. However, a portion of the cash balances of our affiliated entities and their respective subsidiaries will be paid to us pursuant to our contractual arrangements with our affiliated entities and their respective subsidiaries. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Parties Transactions—Contractual Arrangements with our Affiliated Entities and their Shareholder”.

We historically had recorded significant related party transactions involving loans made to, and repayments received from, such related parties as well as term deposits placed with a finance company owned by Hailiang Group. As part of our cash management policy, we expect to continue to deposit a certain amount of cash generated from our private education business with a related party finance company owned by Hailiang Group. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September 12, 2017, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2018 to be approximately RMB1.2 billion, and any amount above the upper deposit budget must be transferred to a commercial bank within seven business days. Effective from October 10, 2018, the upper deposit budget in 2019 fiscal year changed to RMB1.9 billion (approximately US$287.1 million). As of June 30, 2018, we had demand deposits and term deposits of RMB944.7 million (approximately US$142.8 million) at Hailiang Finance. Hailiang Finance is a non-bank financial institution licensed by the China Bank Regulatory Commission. It was incorporated in February 2013. It currently has a registered capital of RMB1.5 billion and has been approved by the relevant authorities to conduct business with other entities within Hailiang Group, including, among other things, receiving deposits, borrowing, lending and providing guarantees, providing accounting and financing consultancy, and providing trade settlement and insurance brokerage services. We believe that Hailiang Finance provides interest at market rates with flexible withdrawal terms on our deposits. Based on our review of relevant documents provided by Hailiang Finance, we believe that Hailiang Finance has satisfactory asset quality, liquidity position and internal control environment. In addition, since September 2014, Hailiang Group and Mr. Feng have entered into an annual guarantee agreement with us to irrevocably and jointly guarantee the timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest, and the guarantee was renewed annually. After considering the terms provided by Hailiang Finance, coupled with its financial condition as well as the guarantee provided by Hailiang Group and Mr. Feng, our board approved the arrangement in October 2018 and our audit committee reviews our related party transactions, including the deposit arrangement from time to time. We, however, recognize that there are risks involved in the cash deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We deposit a certain amount of cash with a related party and are subject to credit risks of such related party”.

We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition fees we are able to charge to students in our K-12 schools, annual enrollment numbers approved for our schools, the economic benefits we have received from our affiliated entities attributable to the provision of services to these entities and the economic benefits we may receive from our affiliated entities directly through payments under our consulting services agreement. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months.

The following table sets forth a summary of our cash flows for the periods indicated:

		As of June 30,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(In thousands)
Net cash from operating activities	216,189	286,953	587,931	88,850
Net cash (used in)/from investing activities	(282,568)	(602,251)	131,145	19,819
Net cash from financing activities	114,525	99,603	18,609	2,812
Net increase/(decrease) in cash	48,146	(215,695)	737,685	111,481
Cash and cash equivalents at beginning of the year	233,379	291,011	77,801	11,758
Effect of movements in exchange rates on cash held	9,486	2,485	(2,866)	(433)
Cash and cash equivalents at the end of the year	291,011	77,801	812,620	122,806

Operating Activities

Net cash provided by operating activities amounted to RMB587.9 million (approximately US$88.9 million) in the 2018 fiscal year. The net cash provided by operating activities in the 2018 fiscal year was primarily attributable to net profit of RMB230.9 million (approximately US$34.9 million), adjusted for (i) depreciation of RMB113.1 million (approximately US$17.1 million), primarily relating to our furniture, equipment and leasehold improvements, (ii) gain on disposal of affiliated entities of RMB5.3 million (approximately US$0.8 million), (iii) interest income of RMB11.7 million (approximately US$1.8 million), primarily from a related party and (iv) income tax expenses of RMB66.3 million (approximately US$10.0 million) derived from the subsidiaries and consolidated affiliated companies in the PRC, which are subject to a unified 25% enterprise income tax rate. Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB30.4 million (approximately US$4.6 million), primarily reflecting an increase in accrued labor costs and business tax and other tax payable; (ii) an increase in other payables due to related parties of RMB18.0 million (approximately US$2.7 million), primarily reflecting decreases in payables for the purchase of healthy food products due to a related party and in rental payables due to a related party, respectively; (iii) an increase in deferred revenue of RMB165.6 million (approximately US$25.0 million) caused by the increase of student enrollment, (iv) an increase in other current asset of RMB13.7 million (approximately US$2.1 million), primarily reflecting increase in expense prepaid for overseas study consulting services and advances to employees, and (v) an increase in prepayment to third parties of RMB2.2 million (approximately US$0.3 million), offset by income tax paid of RMB8.9 million (approximately US$1.4 million).

Net cash provided by operating activities amounted to RMB287.0 million in the 2017 fiscal year. The net cash provided by operating activities in the 2017 fiscal year was primarily attributable to net profit of RMB167.7 million, adjusted for (i) depreciation of RMB110.5 million, primarily relating to our furniture, equipment and leasehold improvements and (ii) interest income of RMB6.7 million, primarily from a related party. Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB23.3 million, primarily reflecting an increase in accrued labor costs; (ii) a decrease in other payables due to related parties of RMB27.6 million, primarily reflecting decreases in payables for the purchase of healthy food products due to a related party and in rental payables due to a related party, respectively; (iii) an increase in deferred revenue of RMB17.7 million caused by the increase of student enrollment and (iv) an increase in prepayment due to third party suppliers of RMB2.2 million.

Net cash provided by operating activities amounted to RMB216.2 million in the 2016 fiscal year. The net cash provided by operating activities in the 2016 fiscal year was primarily attributable to net profit of RMB99.4 million, adjusted for (i) depreciation of RMB65.0 million, primarily relating to our leasehold improvements, (ii) disposal loss of leasehold improvement of RMB 10.3 million and (iii) interest income of RMB4.9 million, primarily from related parties. Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB21.8 million, primarily reflecting an increase in labor costs and student-related costs; (ii) an increase in other payables due to related parties of RMB26.1million, primarily reflecting increases in payables for the purchase of healthy food products due to a related party and in rental payables due to a related party, respectively; (iii) an decrease in other current assets of RMB2.1 million, primarily charging deferred IPO cost to share premium upon completion of our IPO; and (iv) an increase in prepayment to third party suppliers of RMB4.4 million, primarily prepaid for summer campus.

Investing Activities

Net cash provided by investing activities amounted to RMB131.1 million (approximately US$19.8 million) in the 2018 fiscal year. The net cash provided by investing activities in the 2018 fiscal year was primarily attributable to (i) cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB401.0 million (approximately US$60.6 million); (ii) interest income of RMB10.7 million (approximately US$1.6 million) mainly received from Hailiang Finance; (iii) proceeds of RMB18.0 million (approximately US$2.7 million) received from the disposal of kindergartens and Chuzhou School and (iv) proceeds of RMB1.0 million (approximately US$0.2 million) from sales of property and equipments; partially offset by (i) term deposits of RMB204.0 million (approximately US$30.8 million) placed with Hailiang Finance; (ii) cash used in purchase of property and equipment of RMB89.4 million (approximately US$13.5 million) relating to the renovation of school buildings and purchase of furniture and equipment and (iii) cash payment in acquisition of Haibo Logistics and Haibo Education amounting to RMB6.2 million (approximately US$0.9 million).

Net cash used in investing activities amounted to RMB602.3 million in the 2017 fiscal year. The net cash used in investing activities in the 2017 fiscal year was primarily attributable to (i) term deposits of RMB1,953.6 million placed with Hailiang Finance; (ii) cash used in purchase of property and equipment of RMB109.0 million relating to the renovation of school buildings and purchase of furniture and equipment; (iii) loan made to a related party of RMB 98.2 million; partially offset by cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB1,552.6 million.

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

Financing Activities

Net cash provided by financing activities amounted to RMB18.6 million (approximately US$2.8 million) in the 2018 fiscal year, which was attributable to the receipt of loan from a related party of RMB7.6 million (approximately US$1.1 million) and capital contribution from former shareholder of RMB11.0 million (approximately US$1.7 million).

Net cash provided by financing activities amounted to RMB99.6 million in the 2017 fiscal year. We generated RMB99.6 million from the loan proceed from a related party.

Net cash provided by financing activities amounted to RMB114.5 million in the 2016 fiscal year. We generated RMB122.3   million from the proceeds from our initial public offering, and offset by the cost of our initial public offering at RMB7.8 million.

Capital Expenditures

We incurred capital expenditures of RMB346.6 million, RMB109.0 million and RMB89.4 million (approximately US$13.5 million) in the 2016, 2017 and 2018 fiscal years, respectively. The capital expenditure in 2018 fiscal year primarily related to the renovation of school buildings and classrooms in Hailiang Experimental High School and Tianma Experimental School and the purchase of furniture and equipment for Hailiang Education Park. The capital expenditure in 2017 fiscal year primarily related to the renovation of school buildings and classrooms in Hailiang Experimental High School and Tianma Experimental School and the purchase of furniture and equipment for Hailiang Education Park. The capital expenditure in the 2016 fiscal year primarily related to furniture, equipment, and leasehold improvement of our new campus, Hailing Education Park.

Recent Accounting Pronouncements

Up to the date of issue of our consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations, which are not yet effective for the year ended June 30, 2018 and which have not been adopted in our consolidated financial statements. These include the following which may be relevant to us.

Effective for accounting periods beginning on or after
IFRS 9, Financial Instruments	January 1, 2018
IFRS 15, Revenue for Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019
Amendments to IFRS 9, Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IFRS 3, Business combinations	January 1, 2019
Amendments to IFRS 11, Joint Arrangements	January 1, 2019
Amendments to IAS 12, Income Taxes	January 1, 2019
Amendments to IAS 19, Employee Benefits	January 1, 2019
Amendments to IAS 28, Investments in Associates and Joint Ventures	January 1, 2019

IFRS 9 “Financial Instruments” addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules of hedge accounting and a new impairment model for financial assets, and should be applied in an entity’s IFRS financial statements for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. We will adopt IFRS 9 in the financial reporting period commencing July 1, 2018. We have completed our review of IFRS 9 and do not expect the new guidance to have a significant impact on the reclassification and measurement of its financial assets.

In May 2014, IASB issued IFRS15-“Revenue from Contracts with Customers”. The core principle of IFRS 15 is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve the principle, we should follow five steps:

1. Identify the contract with a customer

2. Identify the performance obligations in the contract

3. Determine the transaction price

4. Allocate the transaction price to the performance obligations in the contract

5. Recognize revenue when (or as) the entity satisfies a performance obligation

The standard should be applied in an entity’s IFRS financial statements for annual reporting periods beginning on or after 1 January 2018. Earlier application is permitted. We will adopt IFRS15 in the financial reporting period commencing July 1, 2018 and elect to apply the "modified retrospective" transition approach to implementation. We have completed review of the requirements of IFRS15 against the existing accounting policy and concluded that the adoption of IFRS 15 will not have significant impact on the timing of our revenue recognition nor on our equity.

For those new standards with effective date beginning on/after January 1, 2019, we are in the process of assessing what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We have strong research and development capabilities and have devoted significant resources to develop our academic courses and innovative teaching methods and materials. We continue to improve our teaching quality through the following measures: (i) establish Basic Education Institute to do research on teaching content, methods and management standard and model; and establish Education College to do research as well as train teachers and our management team; (ii) continue to improve the teaching quality through the introduction of master teachers, excellent teachers and golden Olympiad competition training coaches globally; (iii) adopt a system where we let go of teachers who rank the lowest in the assessment processes; and continue to improve the average salary of teachers to attract more outstanding teachers to join Hailiang.

For each senior teacher, we have a senior teacher workshop, which consists of that teacher and five to ten mid-level or junior teachers who teach the same grade and subject. The workshop regularly organizes meetings to discuss and exchange ideas on teaching instruction methods. Teachers in the senior teacher workshop are given opportunities to publish articles on pedagogical methods and teaching techniques with guidance from the senior teachers.

In addition, we encourage our teachers to develop, update and improve our curricula and course materials based upon the latest official government curricula for each of our subjects as well as on students’ needs and preferences. The development process for our curricula and course materials typically starts with a review of the latest examination requirements to analyze new educational needs and trends. As our students’ academic ability levels vary widely, our curricula are designed with the flexibility to address a specific class or a specific student’s strengths and weaknesses. Our senior teachers in charge of the curriculum for a specific subject also work with other teachers to prepare or update course curricula. Our teachers also implement and revise the curricula based on feedback from the students.

Leveraging our research and development capabilities, we have developed teaching methods and courses for certain subjects that are not generally offered by other similar private education providers. We have supplemented various government-mandated coursework with our self-developed courses. For example, we expanded the traditional chemistry coursework with a supplementary course called “Chemistry in Our Lives,” which demonstrates how chemistry principles and theories are applied in people’s daily lives. We believe students’ exposure to such real-world examples helps them to learn. We have also developed a supplemental mathematics course called “History of Mathematics”, which exposes our students to the cross-disciplinary approach of learning about the history of how certain mathematical principles were discovered or formulated, which, we believe, generates greater interest in the subject matter. We also offer a local geography course called “Hometown Geography—Zhuji and Shaoxing ‘Tantou’” for purposes of getting students to apply the geographical approaches and principles they learn to local cities, towns and rural areas.

We are also in the process of developing new courses to strengthen our international academic program. We have entered into a cooperation agreement with Pate’s Grammar School, a K-12 co-educational institution in London, UK, where we will develop new curriculum, teaching materials and principles of educational philosophy, in collaboration with Pate’s Grammar School.

At the end of each semester, we evaluate, update and improve course materials based upon student performance and feedback from teachers, students and parents. We believe our strong research and development capabilities differentiate us from our competitors in the private K-12 education industry.

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

We have one registered trademark in the PRC. We have also registered nine domain names with the China Internet Network Information Center, www.hailiangedu.com, www.hailiangeducation.com, www.hlcis.com, www.hlschool.com.cn, www.hlcjzx.com, www.zjhlgz.com, www.hailiangschool.com, www.hailiangart.com and www.tmschooledu.com.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2017 to June 30, 2018 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2018:

	Payments Due by Period
	Total	Less than 1 Year	1-5 Years	More than 5 Years
Capital Commitments (1)	14,988	14,988	—	—
Operating Lease Commitments (2)	676,248	33,764	145,016	497,468
Total	691,236	48,752	145,016	497,468

(1)	Includes payments to be made to Heng Zhong Da, a company affiliated with Hailiang Group, relating to the renovation of school buildings in Hailiang Foreign Language School, Tianma Experimental School and Zhejiang Experimental High School, and payments to be made to certain third party vendors for the purchase of equipment and leasehold improvements.

(2)	Includes payments to be made to Hailiang Investment, a company affiliated with Hailiang Group, relating to the lease payments for the three campuses: Hailiang Education Park, Tianma Experimental School and Zhejiang Experimental High School, and payment to Nanchang Hongtou Property Management Co., Ltd, a related party owned by our non-controlling shareholder relating to the office lease payment for Haibo Education.

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

You should thoroughly read this annual report on Form 20-F and the documents that we refer to in this annual report on Form 20-F with the understanding that our actual results in the future may be materially different from or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report on Form 20-F include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report on Form 20-F.

This annual report on Form 20-F also contains third-party data related to macroeconomic data and the education industry as well as related projections and analyses based on a number of assumptions. These market data, including statistical data extracted from the Frost & Sullivan Report, include projections that are based on a number of assumptions. The projected growth may not materialize at the rates suggested by the market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the changing nature of the education industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions. Although we believe that the publications, reports and surveys are reliable, we have not independently verified the data. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which these statements are made in this annual report on Form 20-F. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report on Form 20-F. You should not rely upon forward-looking statements as predictions of future events.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.  The business address of all of our directors and executive officers is 1508 Binsheng road, Binjiang District, Hangzhou City, Zhejiang province, 310051, People’s Republic of China:

Name	Age	Position/title

Ming Wang	57	Chairman and chief executive officer
Cuiwei Ye	59	Director and principal general
Ken He	38	Independent director
Xiaohua Gu	46	Independent director
Xiaofeng Cheng	43	Independent director
Jian Guo Yu	45	Chief financial officer
Litao Qiu	52	Board secretary
Ping Huang	47	Executive vice principal (Operation of all schools in Zhuji city, HR, Party office, Branding, Hailiang college of Education Management)
Jin Xie	52	Vice principal (Discipline, Strategic development)
Honggang Xu	60	Vice principal (Hailiang College of Education Research)
Jianjun Jiang	51	Vice principal (teaching administration of middle school basic education program, enrollment status management)
Bailian Jin	46	Vice Principal (operation of all schools in Hangzhou city, overall supervision)
Weifeng Zhang	46	Vice principal (Logistic support, Sports, Security)
Haoqiang Zhu	43	Assistant to principal general (Student Affair, Information Technology)

Mr. Ming Wang has served as the chairman of the board of directors and chief executive officer of Hailiang Inc. since 2014. He has also served as the chairman of Hailiang Consulting, our wholly-owned subsidiary in China, since 2011. He has also served as vice president of Hailiang Group, a related party, since 2004. Mr. Wang is also a director of Bank of Ningxia Co., Ltd since February 2011. Mr. Wang was named to the Forbes China 2018 Top 50 "Best CEOs of Chinese Public Companies" List in September 2018 and was also named as "2017 China Education Industry Outstanding Contributor" by Sina China Education Ceremony - 10th Anniversary in November, 2017. Mr. Wang received an MBA degree from the University of Management and Technology and an EMBA degree from Zhongnan University of Economics and Law. Mr. Wang is also a Senior Economist certified by the Zhejiang provincial government.

Mr. Cuiwei Ye has served as a director and principal general of Hailiang Inc. since November 3, 2017. With the accumulation of 17 years of experience being the principal of Hangzhou No.2 High School, Mr. Ye is a seasoned school principal with high reputation and rich experience in education. Mr. Ye received a Bachelor of Science Degree in Biology from Hubei University, a Master’s Degree in Education Leadership from the University of Canberra in Australia, and is currently a PhD candidate from East China Normal University. As a nationally renowned principal, Mr. Ye has been awarded with several honorary titles by education organizations and media, such as Person of the Year of Chinese Brands in 2017, Contemporary Education Master, one of China’s Top 10 Popular Principals selected by China Education Newspaper, China’s Good Principal selected by China Education Website, initiator of high school principal’s real-name recommendation system of Peking University, Adjunct professor of high school principal training center of Ministry of Education, Adjunct professor of Southwest University, Adjunct professor of Zhejiang Normal University, National Education Advanced Worker, Zhejiang Merit Teacher.

Mr. Ken He has served as our independent director since June 2015. Mr. He is currently serving as the vice president of Racing Capital Management (HK) Limited, an asset management company, where he oversees its asset management and financial activities. From August 2011 to September 2015, Mr. He served as the chief financial officer of China Shengda Packaging Group Inc., or China Shengda, where he oversaw China Shengda’s financing and investment activities, accounting practices and investor relations. Before joining China Shengda, Mr. He served as an investment director of Wealthcharm Investments Limited, a private investment company, from September 2009. Prior to that, Mr. He spent five years at PricewaterhouseCoopers Australia and China. Having several years of experience in the financial and accounting field, Mr. He is experienced and familiar with Chinese accounting standards, Hong Kong accounting standards, Australian accounting standards, international accounting standards and U.S. GAAP, as well as the differences among them. Mr. He holds a master’s degree in applied finance from Macquarie University, Australia. Mr. He is a U.S. Certified Public Accountant, and he also holds a Certified Public Accountant designation from the Chinese Institute of CPA, a Certified Public Accountant designation from the Hong Kong Institute of CPA, a Certified Practicing Accountant designation from the CPA Australia and a Chartered Financial Analyst designation from the CFA Institute.

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

Mr. Xiaofeng Cheng has served as our independent director since October 2016. Since July 2012, Mr. Cheng has served as a partner at Jingtian & Gongcheng law firm in Beijing. Previously, Mr. Cheng served in various positions at several international law firms. In addition, Mr. Cheng has served as adjunct professor at Peking University Law School since September 2011. Mr. Cheng received his master’s degree in Law from Columbia University in 2003, master’s degree in Criminology from the University of South Florida in 2002 and bachelor degrees in both Law and Economics from Peking University in 1999.

Mr. Jian Guo Yu Mr. Jian Guo Yu has served as our chief financial officer since November 3, 2017. Before 2006, Jian Guo Yu worked with PricewaterhouseCoopers LLP. From 2006 to 2017, Mr. Yu was a Senior Internal Auditor Manager with Sunrider International. Mr. Yu received a Bachelor of Science degree in Accounting and Finance Emphasis (dual degrees) from California State University, Long Beach and is a member of AICPA, a licensed Certified Public Accountant, in the State of California as well as a Certified Internal Auditor with Institute of Internal Auditors.

Mr. Litao Qiu has served as our Secretary since August 2017 and as a director of Hailiang Consulting since September 2018. Mr. Qiu has a bachelor’s degree in applied computer science and graduate diploma in computer education from Edith Cowan University, a master’s degree in system management from Sunderland University, and an EMBA degree from Fudan University. Mr. Qiu has served as Vice chairman and director of the board of Hailiang Management Financial Leasing Co. Ltd. since June 2016; as Assistant to CEO of Hong Kong Leonit Ltd., a related party of the Company, since March 2016; as a director of the board of Hailiang Australian Agriculture Development Pty Ltd. since December 2014; as a director of the board of Hailiang Australian Agriculture Land Trust since December 2014; as a director of the board of Hailiang Australian Land Investment Company Pty Ltd. since December 2014; and as Associate Vice President of Hailiang Group Co. Ltd. since July, 2012.

Mr. Ping Huang has served as the Vice President of Hailiang Management since September 2018 and executive vice principal (Operation of all schools in Zhuji city, HR, Party office, Branding, Hailiang college of Education Management) of Hailiang Inc. since May 2017 and vice principal of Hailiang Inc. from March 2016 to May 2017. Mr. Huang has also served as the principal of Hailiang Elementary School from August 2015 to present. From August 2011 to July 2015, Mr. Huang served as the principal of the Elementary School of Tianma Experimental School. Mr. Huang has worked in Hailiang Inc. since 1995 in various functions. Mr. Huang received a bachelor’s degree from Central Broadcast and Television University in 1989. Mr. Huang has won various honor awards in the PRC education section including Outstanding Teacher of Zhejiang’s Private Education Elementary and Secondary School Chapter and Chunchan Award of Zhejiang Province.

Mr. Jin Xie has served as the vice principal (Discipline, Strategic development) of Hailiang Inc. since 2014 and has been responsible for human resources and student affairs of our affiliated schools since 2000. Mr. Xie also served as our director from November 2014 to October 10, 2015. Mr. Xie currently teaches in the Hailiang Experimental High School and has served as its dean of academic and student affairs, its office manager of administration and its principal since he joined us in August 1998. Previously, Mr. Xie taught at No.1 Middle School of Baihe Town, Shaanxi province, from 1985 to 1997 and at Zhongen Experimental School of Fuqing City, Fujian province from 1997 to 1998. He was awarded the Advanced Teaching Qualification for secondary education in 2000. Mr. Xie received his bachelor’s degree in Biology Education from Shaanxi University of Technology in 1985.

Mr. Honggang Xu has served as the vice principal (Hailiang college of Education Research) of Hailiang Inc. since 2014 and is responsible for Hailiang Experimental High School. Mr. Xu has also served as the principal of Hailiang Experimental High School since 2011 and as the vice principal from 2006 to 2011. Mr. Xu has almost 30 years of experience in primary and secondary education. From 1980 to 2001, he served in a number of positions, including principal, vice principal, assistant to the principal, and group leader responsible for teaching and research, in various schools in Zhuji city. Mr. Xu received his bachelor’s degree from Zhejiang Normal University in 1991.

Mr. Jianjun Jiang has served as the vice principal (Teaching Administration of Middle School Basic Education Program, Enrollment Status Management) of Hailiang Inc. since 2014 and is responsible for Tianma Experimental School. Mr. Jiang has also served as the principal of Tianma Experimental School since 2009, prior to which, he served as vice principal of Hailiang Experimental High School from 2008. Prior to joining us, Mr. Jiang served as the principal of Zhuji Paitou Middle School from 2004 to 2007 and a vice president of Caota Middle School from 1999 to 2004. Before that, he worked in Zhuji Second High School from 1996 to 1999 and in Zhuji Chengguan Middle School from 1987 to 1996. Mr. Jiang was awarded several honor awards including the “Distinguished Education Professional,” “Distinguished Class Teacher,” “Distinguished Principal” and “Top Ten Distinguished Teachers of Zhuji City” by Zhuji branch of the MOE, and was also awarded the “Top ten Distinguished Young People” by the Zhuji local government. He received his bachelor’s degree in biology from Zhejiang Normal University in 1982.

Mr. Bailian Jin has served as the assistant principal and the vice principal (Operation of all schools in Hangzhou city, Overall supervision) of Hailiang Inc. since August 2015. Before joining us, Mr. Jin has served as the principal of Zhuji Huanjiang Primary School Education Group from 2010 to July 2015. Mr. Jin served as the principal of Zhuji Huanjiang Primary School from 2006 to 2010. He served as the principal of Zhuji Huansha Primary School from 2004 to 2006. He also served as the vice-principal of Zhuji Experimental Primary School from 2002 to 2004. Before that, he worked first as a teacher and then as the Principal of Zhuji Diankou Town School from 1990 to 2002. Mr. Jin studied at Shangyu Normal School from 1987 to 1990 and studied at Zhejiang Education School from 1993 to 1996. Mr. Jin received his bachelor’s degree in pedagogy from Zhejiang University in 2004. Mr. Jin received numerous awards, including the “Zhejiang Provincial Exceptional Teachers” by the Zhejiang Province MOE in 2014 and the “National Model Worker in Education with Unique Features” by the Chinese Foundation for Teacher Development of the MOE in July 2012.

Mr. Weifeng Zhang has served as the vice principal (Logistic support, Sports, Security) of Hailiang Inc. since August 2017. From September 2016 to August 2017, Mr. Zhang served as the executive assistant to the principal general of Hailiang Inc. From August 2015 to September 2016, Mr. Zhang served as the minister of logistics department of Hailiang Inc. During 2013 to 2015, Mr. Zhang served as the vice principle of Tianma Experiment school. Mr. Zhang studied at Shaoxing Teachers College from 1984 to 1986 and received bachelor’s degree from Zhejiang Normal University in 1996, and received an MBA from Macao University of Science and Technology in 2004.

Mr. Haoqiang Zhu has served as Assistant to the principal general (Student Affair, Information Technology) of Hailiang Inc. since 2017 and is responsible for moral and ethical education. Mr. Zhu has over 20 years of experience in secondary education. From 2006 to 2017, Mr. Zhu served as Executive Vice Principal of XinChang High School. And from 1997 to 2005, Mr. Zhu served in a number of positions, including Vice Principal, Assistant to the Principal, Director of Moral Education Office in XinChang High School. Mr. Zhu has been awarded the “Top Ten Young Teachers” in Shaoxing City and “Ten Outstanding Young People” in Xinchang County. Mr. Zhu received his Bachelor of Science degree from Zhejiang Normal University in 1997.

B. Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended June 30, 2018, we paid an aggregate amount of RMB8.2 million (approximately US$1.2 million) in cash compensation to our directors and executive officers, including the compensation we paid to one of our former executive officers who is still working at our company in a non-executive role.

Our PRC subsidiaries are required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiaries paid retirement and similar benefits for our officers and directors in the year ended June 30, 2018.

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

D. Employees

We had 2,826, 3,240, and 4,129 employees as of June 30, 2016, 2017 and 2018, respectively. The majority of our employees are full-time and have signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff, we also have employees in sales and marketing, information technology and general administration. The following table sets forth the numbers of our employees, categorized by function as of June 30, 2018.

Function	Number of Employees
Teachers and educational staff	1,856
Cafeteria and dining hall staff	639
Student living staff	552
Security and safety staff	105
Administrative staff	349
Other staff	628
Total	4,129

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with base salaries as well as performance-based bonuses. None of our employees are represented by any collective bargaining arrangements, and we consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of October 17, 2018 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on there being 412,450,256 ordinary shares outstanding as of October 17, 2018.

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

Ordinary Shares beneficially owned
Name	Number	%
Directors and Executive Officers:
Ming Wang	—	—
Cuiwei Ye	—	—
Ken He	—	—
Xiaohua Gu	—	—
Xiaofeng Cheng	—	—
Jian Guo Yu	—	—
Litao Qiu	—	—
Ping Huang	—	—
Jin Xie	—	—
Honggang Xu	—	—
Jianjun Jiang	—	—
Bailian Jin	—	—
Weifeng Zhang	—	—
Lunguo Lu	—	—
Principal Shareholder:
Hailiang Feng(1)	360,000,000	83.61

(1)	Includes 223,200,000 shares held by Jet Victory International Limited, 100,800,000 shares held by Brilliant One Development Limited, 18,000,000 shares held by Fame Best International Limited and 18,000,000 shares held by Gain Success Group Limited. Jet Victory International Limited, Fame Best International Limited and Gain Success Group Limited are British Virgin Islands companies wholly-owned by Mr. Feng.

Brilliant One Development Limited is a British Virgin Islands company wholly owned by Hailiang Group. As of October 17, 2018, Hailiang Group is controlled by Mr. Feng and is held 43.6% by Mr. Feng, 40.3% by Ningbo Zhetao Investment Holdings Co., Ltd. and 9.3% by Ningbo Dunshi Investment Co., Ltd. Ningbo Zhetao Investment Holdings Co., Ltd is controlled by Mr. Feng and is held 58.8% by Mr. Feng and 31.6% by Beize Group. Beize Group is controlled by Mr. Feng and is held 90% by Mr. Feng and 10% by his spouse. Ningbo Dunshi Investment Co., Ltd. is controlled by Mr. Feng and is held 66.7% by Mr. Feng. All the remaining minority equity interests in such shareholding entities are held by Mr. Feng’s relatives and/or independent third parties.

As of the date of this annual report on Form 20-F, none of our outstanding ordinary shares are held by record holders in the United States. None of our existing shareholders have different voting rights from other shareholders as of the date of this annual report on Form 20-F. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with our Affiliated Entities and their Shareholder

We have entered into a series of contractual arrangements with Hailiang Management which controls and holds our affiliated schools, and the shareholders of Hailiang Management, Mr. Feng and Zhejiang Beize Group Co. Ltd. Such contractual arrangements provide us with: (i) the power over Hailiang Management, (ii) the exposure or rights to variable returns from our involvement with Hailiang Management, and (iii) the ability to affect those returns through use of our power over Hailiang Management to affect the amount of our returns. Therefore, we control Hailiang Management and its subsidiaries. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Certain Related Parties

Loans to/from related parties

Our controlling shareholder, Mr. Feng, owns or controls other non-educational service businesses that from time to time require short-term financing to support their business operations and working capital needs. After considering our cash on hand and forecasted cash flows to fund our operations, we provided financing to certain companies owned or controlled by Mr. Feng, during the periods presented.

On October 31, 2016, we provided an interest-free loan in the amount of US$14,500,000 (the “Leonit Loan”) to Hong Kong Leonit Limited, a related party of the Company (“Leonit”), due on October 9, 2017.

On October 10, 2016, Hailiang Group, controlled by Mr. Feng and a related party of the Company, provided an interest-free loan in the amount of US$14,500,000 (the “2016 Hailiang Loan”) to Hailiang Consulting, our PRC WOFE, due when the Leonit Loan is paid off.

On October 9, 2017, we and Leonit agreed to extend the due date of the Leonit Loan to October 30, 2018 with automatic renewal.

Similarly on October 9, 2017, Hailiang Group and Hailiang Consulting agreed to extend the due date of the 2016 Hailiang Loan to October 30, 2018 with automatic renewal.

Separately, on December 5, 2017, Leonit provided an interest-free loan in the amount of US$1,150,000 (the “2018 Leonit Loan”) to us, due on December 4, 2018 with an automatic renewal.

Deposits

Starting from the 2014 fiscal year, we deposited a certain amount of cash generated from our private education business with Hailiang Finance, a related party finance company owned by Hailiang Group. Hailiang Finance may provide funds and financing to entities within the Hailiang Group.

As of June 30, 2016, 2017 and 2018, we had held cash at a related party finance entity of RMB171.7 million, RMB61.7 million, and RMB740.7 million (approximately US$111.9 million), respectively. During the years ended June 30, 2016 and 2018, net amount of RMB81.7 million and RMB679.0 million (approximately US$102.6 million) were placed with Hailiang Finance, respectively. During the year ended June 30, 2017, net amount of RMB 110.0 million were withdrawn from Hailiang Finance.

As of June 30, 2016, 2017 and 2018, we had term deposits with maturities greater than three months but less than twelve months amounting to nil, RMB401.0 million, and RMB204.0 million (approximately US$30.8 million) that were placed at Hailiang Finance, respectively. During the year ended June 30, 2016, term deposits of RMB1.2 billion were placed with Hailiang Finance, of which RMB1.3 billion matured. During the year ended June 30, 2017, term deposits of RMB2.0 billion were placed with Hailiang Finance, of which RMB1.6 billion matured. During the year ended June 30, 2018, term deposits of RMB204.0 million (approximately US$30.8 million) were placed with Hailiang Finance, of which RMB401.0 million (approximately US$60.6 million) matured.

The interest income from the deposits during the years ended June 30, 2016, 2017 and 2018 amounted to RMB2.7 million, RMB5.9 million, and RMB11.5 million (approximately US$1.7 million), respectively. As part of our cash management policy, we expect to continue to deposit a certain amount of cash generated from our private education business with Hailiang Finance. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September 2017, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2018 to be approximately RMB 1.2 billion (approximately US$181.3 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. In August 2018, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest. As of June 30, 2018, the balance of deposits we had with Hailiang Finance amounted to RMB740.7 million (approximately US$111.9 million) in cash and RMB204.0 million (approximately US$30.8 million) in term deposits, respectively. During the year ended June 30, 2018, our deposits with the finance company are generally made in the form of demand deposits or term deposits with terms ranging from three months to six months. The demand deposits are held for the purpose of meeting short-term cash commitments, such as to pay for our operating expenses at any time. The term deposits are held for investment purposes and can be withdrawn prior to their maturity without incurring significant penalties. We are subject to credit risks associated with the term deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks   Relating to Our Business and Industry—We deposit a certain amount of cash with related parties and are subject to credit risks of such related parties.”

Lease agreements with related parties

We lease the school buildings and the related properties and facilities for schools sponsored by us from Hailiang Investment, a company controlled by our controlling shareholder, Mr. Feng.

On November 18, 2015, the Company entered into the lease agreement with Hailiang Investment regarding Hailiang Education Park. The term of the lease is for twenty years and the rental fee in the first year is RMB20.0 million (approximately US$ 3.0 million) and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Investment. The lease covers the properties and facilities of Hailiang Education Park with a total gross floor area and site area of approximately 550,000 square meters and 850,000 square meters, respectively. For the 2016 fiscal year, our total rental expenses increased to RMB25.4 million. For the 2017 fiscal year, our total rental expenses amounted to RMB30.0 million.

On December 29, 2017, we terminated above mentioned lease agreement and entered into 4 new lease agreements with Hailiang Investment regarding Hailiang Education Park, in order to allocate lease fees to respective schools according to gross floor area. For the 2018 fiscal year, our total rental expenses amounted to RMB31.0 million (approximately US$4.7 million). The terms of our leases are for twenty years. All of our current leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease. Under the lease agreements, we can terminate the lease at any time without cause, provided we notify the lessor in writing three months in advance. The lessor may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days or use of the properties for illegal activities. To terminate the leases for other causes, the lessor would have to give us written notice one year in advance and obtain our consent to such termination. However, there is no assurance that the lessor will observe its obligations under these leasing agreements. As a result, at the end of each year or the term of the lease, we may fail to reach an agreement for a rental price or otherwise fail to continue to lease the properties. We may be forced to relocate the affected operations to a new location, which could involve substantial rent increases and material business interruption.

We also lease the office and the related properties and facilities for Jiangxi Haibo Education Management Co., ltd. from Nanchang Hongtou Property Management Co., Ltd., a related party controlled by our non-controlling shareholder. The rental fee amounted to RMB1.5 million (approximately US$0.2 million) for the 2018 fiscal year, and is subject to a 3% annual increase in next four years.

Leasehold improvement contracts

On November 13, 2014, Hailiang Experimental High School entered into three leasehold improvement contracts with Heng Zhong Da, a company affiliated with Hailiang Group, for outfitting services and related improvements for student dormitories, educational buildings, dining halls, administrative building, sports stadiums, welcoming center and the school hospital of Hailiang Education Park. Pursuant to the three leasehold improvement contracts, Hailiang Experimental High School agreed to pay a total consideration of approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the contracts) to Heng Zhong Da. Heng Zhong Da commenced outfitting and improvements on November 13, 2014 and completed the relevant work prior to June 30, 2016. After a final inspection by Hailiang Experimental High School, the parties of the contracts agreed on the final payment amount to be based on the actual costs incurred which were approximately RMB291.7 million (or. RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the three leasehold improvement contracts).

Additionally, we also entered into a series of leasehold improvement contracts with Heng Zhong Da for the leasehold improvement of educational buildings, dining halls, student dormitories of Hailiang Experimental High School and Tianma Experimental School, and amount of the contracts was RMB 34.6 million and RMB23.2 million (approximately US$3.5 million) during the years ended June 30, 2017 and 2018, respectively. As of June 30, 2018 and as of the date of this annual report on Form 20-F, work related to a certain number of the leasehold improvement contracts have completed and payments remitted, while other contracts are open and payments are expected to be remitted upon work completion.

We have paid RMB 22.7 million, RMB 29.4 million, and RMB24.3 million (approximately US$3.7 million) to Heng Zhong Da during the years ended June 30, 2016, 2017 and 2018, respectively.

Purchase of healthy food products and information service

We purchased healthy food products from Ming Kang Hui Health Food Group Co., Ltd., and Ming Kang Hui Ecological Agriculture Group Co., Ltd, two companies owned by Hailiang Group, amounting to RMB48.5 million, RMB48.3 million, and RMB38.3 million (approximately US$5.8 million) during the years ended June 30, 2016, 2017 and 2018, respectively.

We received information service from Hangzhou Mingxin Information Technology Co., Ltd, a related company owned by Hailiang Group, amounting to RMB6.9 million (approximately US$1.0 million) during the year ended June 30, 2018.

Sales of products and services

We provided educational management service to schools acquired by Hailiang Investment, including Xinchang Nanrui Experimental School, Xiantao No.1 Middle School and 14 Baishu Schools amounting to RMB12.3 million (approximately US$1.9 million) during the year ended June 30, 2018.

We sold products and provide other services such as operation support to other related parties including but not limited to Ming Kang Hui supermarket, amounting to RMB2.0 million, RMB3.8 million and RMB5.0 million (approximately US$0.8 million) during the years ended June 30, 2016, 2017 and 2018.

Disposal of affiliated entities to related parties

We transferred our 100% equity interest in Tianma Kindergarten and 100% equity interest in Hailiang Kindergarten to Hailiang Preschool Education Group Co., Ltd, a related party of the Company controlled by Hailiang Group, and transferred the sponsorship and 100% equity interest in Chuzhou School to Chuzhou Zhengxu Education Information Consulting Co., Ltd., a related party of the Company controlled by Hailiang Group, and recognized an aggregate gain on disposal of RMB5.3 million (approximately US$ 0.8million) during the year ended June 30, 2018. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Gain on disposal of affiliated entities.”

Acquisition of Haibo Education and Haibo Logistics

 In August 2017, Haibo Education and Haibo Logistics were incorporated by Xinyu Baishu Technology Service Co., Ltd. (“Xinyu Baishu”), an entity ultimately controlled by Mr. Feng. The contributed capital from Xinyu Baishu was RMB6.0 million and RMB5.0 million, respectively. In January 2018, Xinyu Baishu transferred 56% equity interests in Haibo Education and Haibo Logistics to Ningbo Haoliang with considerations of RMB3.4 million and RMB2.8 million, respectively. The considerations were equivalent to the cost of 56% of the contributed capital since Haibo Education and Haibo Logistics had no substantive operation as of the acquisition date. Haibo Education and Haibo Logistics were under common control with us both immediately before and after the acquisition, and we recognized the assets and liabilities of Haibo Education and Haibo Logistics at historical cost.

In January 2018, Xinyu Baishu also transferred the remaining 44% equity interest in Haibo Education and Haibo Logistics to Nanchang Baishu Technology, a related party of us. The 44% equity interests owned by Nanchang Baishu were reocorded as non-controlling interests

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have included consolidated financial statements filed as part of this annual report on Form 20-F. Please see “Item 18. Financial Statements.”

B. Significant Changes

Except as disclosed elsewhere in this annual report on Form 20-F, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report on Form 20-F.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our ADSs are listed on the NASDAQ Global Market under the symbol “HLG.” Each ADS represents 16 of our ordinary shares. For the period from June 30, 2017 to June 30, 2018, the trading price of our ADSs on the NASDAQ Global Market has ranged from US$8.55 to US$88.92 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods specified.

	Sales Price (US $)
	High	Low
Annual High and Low
2016 (from July 7, 2015)	12.50	7.34
2017	10.51	7.02
2018 (from July 1, 2017)	88.92	8.55
Quarterly High and Low
Third Quarter 2018	82.22	63.67
Fourth Quarter 2018 (through October 17, 2018)	71.56	57.33
Monthly High and Low
May 2018	83.15	67.40
June 2018	87.56	75.01
July 2018	82.17	74.42
August 2018	82.22	64.13
September 2018	76.65	63.67
October 2018 (through October 17, 2018)	71.56	57.33

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum of association filed as Exhibit 3.1 to our F-1 registration statement (File No. 333-201263) and amended and restated articles of association filed as Exhibit 3.3 to our F-1 registration statement (File No. 333-201263), as amended, initially filed with the SEC on December 24, 2014.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently has no exchange control restrictions. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands..

Pursuant to section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor in Cabinet:

(a)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(b)	in addition, that no tax levied on profits, income, gains or appreciation or no tax which is in the nature of estate duty or inheritance tax shall be payable by us:

(i)	on or in respect of the shares, debentures or our other obligations; or

(ii)	by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concession Law (2011 Revision).

The undertaking is for a period of 20 years from January 27, 2015.

People’s Republic of China Taxation

Hailiang Inc. is a holding company incorporated in the Cayman Islands and its income depends primarily on dividends from our PRC subsidiaries. The New EIT Law and its implementation rules provide that an income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprise shareholders unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. Under the Double Tax Avoidance Arrangement, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by the PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement between China and Hong Kong and other applicable PRC laws, will be subject to withholding tax at the rate of 5%. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to approval of the relevant tax authority. Furthermore, the State Administration of Taxation promulgated Circular 601 in October 2009, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. Under Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for tax benefits under the treaties or arrangements. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management body” located within China may be considered to be PRC tax resident enterprises for tax purposes and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The New EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (i) the senior management and core management departments in charge of daily operations are located mainly within the PRC, (ii) financial and human resources decision are subject to determination or approval by persons or bodies in the PRC, (iii) major assets, accounting books, company seals and minutes and files of board and shareholders’ meeting are located or kept within the PRC, and (iv) at least half of the enterprise’s directors with voting rights or senior management reside within the PRC. Although Circular 82 explicitly provides that the above standards apply to enterprises which are registered outside the PRC and funded by PRC enterprises or PRC enterprise groups as controlling investors, the determining criteria set forth in Circular 82 may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. We currently do not believe that we or our Hong Kong subsidiary meet all of the conditions above and thus we do not believe that we are, or our Hong Kong subsidiary is, a PRC resident enterprise but there can be no assurance in this regard. If we and/or our Hong Kong subsidiary were considered to be a PRC tax resident enterprise, we and/or our Hong Kong subsidiary would be subject to a PRC enterprise income tax on our and/or its worldwide income at a tax rate of 25% and to certain reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the IRS and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This summary does not discuss the so-called Medicare tax on net investment income, any federal non-income tax laws, including the federal estate or gift tax laws, or the laws of any state, local or non-United States taxing jurisdiction.

This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities;or
•	beneficiaries of a trust holding ADSs or ordinary shares.

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

Passive Foreign Investment Company

We are unable to determine whether we were a passive foreign investment company for U.S. federal income tax purposes, or a PFIC, for our taxable year ending on June 30, 2018. For U.S. federal income tax purposes, an entity is a PFIC for any taxable year if applying applicable look-through rules, either (i) at least 75% of its gross income for such year is passive income, or (ii) at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. We have not been able to determine the fair market value of all of our assets on a quarterly basis with sufficient certainty to determine whether we were a PFIC for our taxable year ending on June 30, 2018. Additionally, we have a significant amount of cash, which is a passive asset, and consequently the determination of our PFIC status for our current taxable year ending on June 30, 2018 will depend primarily on the trading price of our ADSs and the rate at which we use our cash (including cash raised in our initial public offering) and other liquid assets to acquire non-passive assets during the remainder of the current taxable year. Accordingly, we cannot confirm that we will be treated as a PFIC for our current taxable year or for any future taxable year or that the United States Internal Revenue Service, or IRS, will not take a contrary position.

A non-United States corporation such as ourselves will be treated as a PFIC, as defined in Section 1297(a) of the Code, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties, and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We however, must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the assets held for the production of passive income, it is possible that, for our 2018 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Hailiang Management and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Hailiang Management and its subsidiaries, and as a result, we are treating Hailiang Management as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, according to Internal Revenue Code Section 1297(c), a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Although we do not technically own any stock in Hailiang Management, because of our control of management decisions of Hailiang Management, our entitlement to economic benefits associated with Hailiang Management, and the inclusion of Hailiang Management as part of the consolidated group, there is a reasonable risk that our interest in Hailiang Management might be considered a deemed stock interest. Therefore, the income and assets of Hailiang Management and its subsidiaries should be included in the determination of whether or not we are a PFIC in any taxable year. It is important to emphasize that there is little to no guidance other than the statute itself (Internal Revenue Code Section 1297(c)) and analogous portions of the code, treasury regulations and other accepted authorities and as such it is possible for the IRS to challenge the argument that the look through rule would apply in this case, especially since the statute explicitly says “stock.” Thus, if we are not treated as owning Hailiang Management and its subsidiaries for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our cash and other liquidity assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ADSs or ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold our ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold our ADSs or ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to our ADSs or ordinary shares.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) our ADSs or ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of our ADSs or ordinary shares as of the close of such taxable year over your adjusted basis in such ADSs or ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of our ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on our ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of our ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of our ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in our ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Dividends and Other Distributions on the ADSs or Ordinary Shares if we are not a PFIC” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If our ADSs or ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of our ADSs or ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold our ADSs or ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or ordinary shares, including regarding distributions received on our ADSs or ordinary shares and any gain realized on the disposition of our ADSs or ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ADSs or ordinary shares, then such ADSs or ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs or ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of our ADSs or ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in our ADSs or ordinary shares for tax purposes.

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

Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold our ADSs or ordinary shares.

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

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of June 30, 2018, we had U.S. dollar-denominated cash balances of US$2.0 million. Assuming we had converted the US$2.0 million into the Renminbi at the exchange rate of US$1 for RMB6.6171 as of June 30, 2018, this cash balance would have been RMB13.5 million. Assuming a 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased by RMB135,000 (approximately US$20,000).

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

Credit Risk

Our credit risk is primarily attributable to cash in banks, cash and term deposits held at a related party finance entity, other receivables due from related parties and other current assets.

All of our cash is denominated in RMB, which is held by financial institutions located within the PRC. Financial institutions in the PRC do not have insurance similar to that provided by the Federal Deposit Insurance Corporation in the United States of America. We have historically made deposits with Hailiang Finance. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties—Deposits.” Hailiang Finance, a subsidiary of Hailiang Group, is a finance company that is licensed to provide intra-group financing arrangements within Hailiang Group subsidiaries and other related party companies. The establishment of Hailiang Finance was approved by the China Banking Regulatory Commission, or CBRC, as a non-banking financial institution to solely facilitate Hailiang Group’s internal financing transactions including issuing loans to and accepting cash deposits from its subsidiaries and other related party entities. Pursuant to the license issued by CBRC, Hailiang Finance is not permitted to make any loans or accept any deposits from any parties that are unrelated to Hailiang Group, except for inter-bank transactions with other unrelated commercial banks. Hailiang Group and Mr. Feng have provided a guarantee on our deposits with Hailiang Finance. Based on one recent PRC credit rating organization, Hailiang Group has been rated AA+ which indicates strong ability to make payments on debts as they become due. Management believes that the credit risk on our deposit is low considering Hailiang Group’s guarantee and credit rating. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective from October 10, 2018, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2019 to be approximately RMB1.9 billion (approximately US$287.1 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. As of June 30, 2018, we had cash and term deposits of RMB944.7 million (approximately US$142.8 million) at Hailiang Finance which represented 83.8% of our consolidated current assets as of June 30, 2018.

In order to minimize the credit risk on other receivables due from related parties and other current asset, our management makes periodic collective assessments on the recoverability of receivables based on historical settlement records and past experience. Our management believes that there is no material credit risk on our other receivables due from related parties in the amount of RMB95.1 million (approximately US$14.4 million) and other current assets of RMB15.2 million (approximately US$2.3 million), as of June 30, 2018.

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

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	June 30, 2018
Non-derivative financial instruments	Carrying amount		Contractual cash flows		1 year or less
Trade and other payables	RMB	279,719	RMB	279,719	RMB	279,719
	(US$	42,272)	(US$	42,272)	(US$	42,272)

Interest Rate Risk

The interest rates of cash held in bank and deposits placed with Hailiang Finance ranged from 0.35% to 1.43% per annum for the year ended June 30, 2017, and ranged from 0.35% to 1.82% for the year ended June 30, 2018. We do not have any financial assets that were designated at fair value through profit or loss. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.4%, 2.0%, and 1.6% in 2015, 2016, and 2017, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees Paid by Our ADS Holders

Our ADS holders will be required to pay the following service fees to the depositary bank, Deutsche Bank Trust Company Americas, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended June 30, 2018, we did not receive any payment from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (the “Shelf Registration Statement”), filed on December 22, 2017 and declared effective on January 5, 2018 (File Number 333-222271) for our shelf offering of $10,000,000 of our ordinary shares, including ordinary shares represented by ADSs, or warrants to purchase ordinary shares or ADSs in any combination from time to time in one or more offerings, at prices and on terms described in one or more supplements to prospectus as part of the Shelf Registration Statement. As of the date of the annual report on Form 20-F, we have not received any proceeds from our shelf offering as we have not made any takedown in connection with the shelf offering.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2018. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of June 30, 2018 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards (“IFRSs”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2018. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2018.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are “emerging growth companies” which we are, are not required to provide the auditor attestation report.

Changes in Internal Control Over Financial Reporting

We believe we have fully remediated the material weakness of insufficient resources for financial information processing and reporting and lack of appropriate IFRSs knowledge, as previously identified and disclosed in the annual reports on Form 20-F for the years ended June 30, 2016 and June 30, 2017.

During the fiscal year ended June 30, 2018, we employed a new Chief Financial Officer, Mr. Jian Guo Yu, a Certified Public Accountant with the state of California and a member of AICPA, who worked with PricewaterhouseCoopers LLP for years before joining the Company. He has extensive knowledge in SOX404 compliance and is familiar with U.S. GAAP and IFRSs. In addition, key employees within the Company’s accounting department have previous working experiences with Big 4 Accounting Firms and are familiar with both the IFRSs and Chinese GAAP. As such, our new Chief Financial Officer and our accounting staff were able to enhance the Company’s ability to deal with complex accounting issues and timely response to significant events incurred.

In addition , an independent advisory agency was engaged to assist our management in evaluating the design of key controls and conduct internal control testing, and the identified control deficiencies and assess the impact on financial reporting. The independent advisor directly reported and communicated with the Audit Committee.

However, we cannot assure you that we will not identify additional material weakness or significant deficiencies in the future. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to employ significant resources to maintain a financial reporting system that satisfies our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to maintain effective internal control over financial reporting could cause us to inaccurately report our financial results or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of ADSs”. As a result, we may be subject to a number of risks, including increased risks that we have or may not file our financial statements and related reports with the SEC on a timely basis and that there are errors in our reported financial statements and material misstatements in our reports and other documents filed with the SEC.”

Other than as set forth above, based on an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, there has been no change in our internal control over financial reporting during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Ken He qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. He, Mr. Xiaofeng Cheng, and Mr. Xiaohua Gu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer and chief financial officer. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (file No. 333-201263) filed with the SEC on December 24, 2014 and posted the code on our website http: www.hailiangschool.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	For the year ended June 30,
	2017		2018
	(In thousand)
Audit fees(1)	RMB	1,424	RMB	1,561	US$	240
Audit related fees(2)	RMB	—	RMB	312	US$	48
Tax fees(3)	RMB	—	RMB	—	US$	—
All other fees(4)	RMB	—	RMB	—	US$	—
TOTAL	RMB	1,424	RMB	1,873	US$	288

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	"Tax Fees" represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	"All Other Fees" represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under "Audit fees," "Audit-related fees" and "Tax fees."

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Hailiang Education Group Inc. and its subsidiaries are included at the end of this annual report on Form 20-F.

Item 19. EXHIBITS

Exhibit number	Description of document
1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

1.2	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.1	Form of the Registrant’s American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American depositary shares (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on March 20, 2015)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.3	English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Management, dated December 31, 2013 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.4	English translation of Call Option Agreement among Hailiang Consulting, Hailiang Management and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.5	English translation of Power of Attorney from Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.6	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Management, Hailiang Management’s affiliates and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.7	English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Zhuji Hailiang Foreign Language School, dated June 30, 2009 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

Exhibit number	Description of document

4.8	English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Hailiang Experimental High School, dated June 30, 2005 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.9	English translation of Supplemental Agreement to Property Lease Agreement between Hailiang Management Group Co., Ltd. and Hailiang Experimental High School, dated June 30, 2012 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.10	English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Tianma Experimental School, dated June 30, 2009 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.11	English translation of Property Lease Cooperation Agreement among Hailiang Management Group Co., Ltd., Hailiang Experimental High School. Hailiang Group and Mr. Feng, dated November 13, 2014 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.12	English translation of Decoration and Renovation Project Execution Contract between Hailiang Experimental High School and Heng Zhong Da Construction Limited Company, dated November 13, 2014 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.13	English translation of Guarantee Letter made by Hailiang Group, dated September 29, 2014 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.14	English translation of Guarantee Letter made by Mr. Feng dated September 29, 2014 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.15	Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 2, 2015 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on June 2, 2015)

4.16	English translation of Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Management and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.17	English translation of Amended and Restated Power of Attorney from Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.18	English translation of Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Management, Hailiang Management’s affiliates and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.19	English translation of Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Management, dated June 30, 2017 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.20	English Translation of Second Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.21	English Translation of Second Amended and Restated Powers of Attorney among Mr. Feng, Zhejiang Zhongyida Investment Co., Ltd. and Hailiang Consulting, dated February 23, 2018 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.22	English Translation of Second Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.23	English Translation of Second Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

8.1*	Subsidiaries and Affiliated Entities of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)

Exhibit number	Description of document

13.1**	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Registered Independent Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

EXHIBIT INDEX

1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

1.2	Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.1	Form of the Registrant’s American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American depositary shares (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on March 20, 2015)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.3	English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Management, dated December 31, 2013 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.4	English translation of Call Option Agreement among Hailiang Consulting, Hailiang Management and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.5	English translation of Power of Attorney from Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.6	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Management, Hailiang Management’s affiliates and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.7	English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Zhuji Hailiang Foreign Language School, dated June 30, 2009 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.8	English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Hailiang Experimental High School, dated June 30, 2005 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.9	English translation of Supplemental Agreement to Property Lease Agreement between Hailiang Management Group Co., Ltd. and Hailiang Experimental High School, dated June 30, 2012 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.10	English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Tianma Experimental School, dated June 30, 2009 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.11	English translation of Property Lease Cooperation Agreement among Hailiang Management Group Co., Ltd., Hailiang Experimental High School. Hailiang Group and Mr. Feng, dated November 13, 2014 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.12	English translation of Decoration and Renovation Project Execution Contract between Hailiang Experimental High School and Heng Zhong Da Construction Limited Company, dated November 13, 2014 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.13	English translation of Guarantee Letter made by Hailiang Group, dated September 29, 2014 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.14	English translation of Guarantee Letter made by Mr. Feng dated September 29, 2014 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.15	Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 2, 2015 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on June 2, 2015)

4.16	English translation of Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Management and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.17	English translation of Amended and Restated Power of Attorney from Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.18	English translation of Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Management, Hailiang Management’s affiliates and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.19	English translation of Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Management, dated June 30, 2017 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.20	English Translation of Second Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.21	English Translation of Second Amended and Restated Powers of Attorney among Mr. Feng, Zhejiang Zhongyida Investment Co., Ltd. and Hailiang Consulting, dated February 23, 2018 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.22	English Translation of Second Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.23	English Translation of Second Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

8.1*	Subsidiaries and Affiliated Entities of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)

13.1**	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Registered Independent Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hailiang Education Group Inc.

By:	/s/ Ming Wang
Name: Ming Wang
Title: Chairman and Chief Executive Officer

Date: October 18, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Hailiang Education Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Hailiang Education Group Inc. (the “Company”) as of June 30, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2016.

New York, New York
October 18, 2018

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 8620.3877.0819 • Fax 8620.8072.0039 • www.marcumbp.com

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

(Amounts in thousands except per share data)

	Note	2016 RMB	2017 RMB	2018 RMB
Revenue		654,060	853,295	1,169,348
Cost of revenue	6(ii)	(498,944)	(648,482)	(804,674)

Gross profit		155,116	204,813	364,674
Other income, net	4	1,756	6,325	3,689
Selling expenses	6(ii)	(16,753)	(21,902)	(24,539)
Administrative expenses	6(ii)	(36,153)	(28,385)	(63,374)
Disposal loss of leasehold improvement	9	(10,286)	—	—

Operating profit		93,680	160,851	280,450
Gain on disposal of affiliated entities	6(iv)	—	—	5,349
Net finance income	6(i)	5,752	6,892	11,391

Profit before tax		99,432	167,743	297,190
Income tax expenses	7	—	—	(66,288)

Net Profit		99,432	167,743	230,902

Profit attributable to:
Net Profit attributable to non-controlling interests	16	—	—	8,314
Net Profit attributable to the Group’s shareholders		99,432	167,743	222,588
		99,432	167,743	230,902

Earnings per share
Basic and diluted earnings per share	8	0.24	0.41	0.54

Net Profit		99,432	167,743	230,902
Other comprehensive income/(loss)		8,437	2,202	(2,542)

Total comprehensive income		107,869	169,945	228,360

Comprehensive income attributable to:
Comprehensive income attributable to non-controlling interests	16	—	—	8,314
Comprehensive income attributable to the Group’s shareholders		107,869	169,945	220,046
		107,869	169,945	228,360

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2017 AND 2018

(Amounts in thousands)

	Note	2017 RMB	2018 RMB
Assets
Property and equipment, net	9	720,619	679,081
Intangible assets and goodwill, net	10	79,599	78,747
Prepayments to third party suppliers	11	5,692	92

Non-current assets		805,910	757,920

Other receivables due from related parties	19(b)	112,773	95,128
Other current assets	12	1,526	15,182
Term deposits held at a related party finance entity	19(b)	401,000	204,000
Cash and cash equivalents	13/19(b)	77,801	812,620

Current assets		593,100	1,126,930

Total assets		1,399,010	1,884,850

Equity
Share capital	15	267	268
Share premium	15	134,584	134,583
Contributed capital	15	235,895	235,895
Reserves	15	278,044	312,667
Retained earnings		452,823	638,246
Total Hailiang Education Group Inc. shareholders' equity		1,101,613	1,321,659
Non-controlling interests	16	—	13,154

Total equity		1,101,613	1,334,813

Liabilities
Trade and other payables due to third parties	17	113,863	141,504
Other payables due to related parties	17/19(b)	124,841	138,215
Deferred revenue		58,693	212,969
Income tax payable		—	57,349

Current liabilities		297,397	550,037

Total liabilities		297,397	550,037

Total equity and liabilities		1,399,010	1,884,850

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

(Amounts in thousands)

	Share capital RMB	Share premium RMB	Contributed capital RMB	Translation reserve RMB	Statutory reserve	Retained earnings RMB	Total Hailiang Education Group Inc. shareholders’ equity RMB	Non-controlling interests RMB	Total equity RMB
	Note 15	Note 15	Note 15	Note 15	Note 15			Note 16
Balance at June 30, 2015	239	18,628	225,895	47	195,011	257,995	697,815	—	697,815

Total comprehensive income
Profit	—	—	—	—	—	99,432	99,432	—	99,432
Other comprehensive income	—	—	—	8,437	—	—	8,437	—	8,437

Total comprehensive income	—	—	—	8,437	—	99,432	107,869	—	107,869
Transfer to statutory reserve	—	—	—	—	28,398	(28,398)	—	—	—
Initial public offering (“IPO”)	28	122,341	—	—	—	—	122,369	—	122,369
Shares issuance cost	—	(9,551)	—	—	—	—	(9,551)	—	(9,551)
Share based payment (Note 14)	—	3,166	—	—	—	—	3,166	—	3,166

Balance at June 30, 2016	267	134,584	225,895	8,484	223,409	329,029	921,668	—	921,668

Total comprehensive income
Profit	—	—	—	—	—	167,743	167,743	—	167,743
Other comprehensive income	—	—	—	2,202	—	—	2,202	—	2,202

Total comprehensive income	—	—	—	2,202	—	167,743	169,945	—	169,945
Transfer to statutory reserve	—	—	—	—	43,949	(43,949)	—	—	—
Contributed capital	—	—	10,000	—	—	—	10,000	—	10,000

Balance at June 30, 2017	267	134,584	235,895	10,686	267,358	452,823	1,101,613	—	1,101,613
Total comprehensive income
Profit	—	—	—	—	—	222,588	222,588	8,314	230,902
Other comprehensive loss	—	—	—	(2,542)	—	—	(2,542)	—	(2,542)

Total comprehensive (loss)/income	—	—	—	(2,542)	—	222,588	220,046	8,314	228,360
Transfer to statutory reserve	—	—	—	—	37,165	(37,165)	—	—	—
Establishment of subsidiaries under common controlled by ultimate shareholder (Note 19(a)(x))	—	—	11,000	—	—	—	11,000	—	11,000
Transfer of equity interests in subsidiaries under common controlled by ultimate shareholder to the Company and non-controlling interests (Note 19(a)(x))	—	—	(11,000)	—	—	—	(11,000)	4,840	(6,160)
Exercise of warrant (Note 14)	1	(1)	—	—	—	—	—	—	—

Balance at June 30, 2018	268	134,583	235,895	8,144	304,523	638,246	1,321,659	13,154	1,334,813

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

(Amounts in thousands)

	Note	2016 RMB	2017 RMB	2018 RMB
Cash flows from operating activities
Profit for the year		99,432	167,743	230,902
Adjustments for:
Depreciation	6(iii)	65,038	110,485	113,128
Disposal loss of leasehold improvement		10,286	—	—
Gain on disposal of affiliated entities	6(iv)	—	—	(5,349)
(Gain)/loss on sale of other property and equipment		(157)	(41)	371
Amortization of intangible assets	6(iii)	948	662	446
Share based payment		1,459	—	—
Net foreign exchange (gain)/loss	6(i)	(1,049)	(282)	324
Interest income	6(i)	(4,906)	(6,709)	(11,715)
Income tax expenses	7	—	—	66,288

		171,051	271,858	394,395
Change in other current assets		2,126	(530)	(13,681)
Change in prepayment to third party suppliers		(4,424)	2,235	2,157
Change in trade and other payables due to third parties		21,789	23,313	30,416
Change in amount due to related parties		26,136	(27,636)	18,000
Change in deferred revenue		(489)	17,713	165,583

Cash generated from operating activities		216,189	286,953	596,870
Income tax paid		—	—	(8,939)

Net cash from operating activities		216,189	286,953	587,931

Cash flows from investing activities
Interest received		3,265	5,873	10,677
Proceeds from sale of property and equipment		762	64	1,015
Purchase of property and equipment		(346,595)	(108,959)	(89,369)
Term deposits placed with a related party finance entity	19(a)(ii)	(1,212,430)	(1,953,600)	(204,000)
Maturity of term deposits placed with a related party finance entity	19(a)(ii)	1,272,430	1,552,600	401,000
Loans made to a related party	19(a)(i)	—	(98,229)	—
Acquisition of subsidiaries	19(a)(x)	—	—	(6,160)
Net proceeds from disposal of affiliated entities		—	—	17,982

Net cash (used in)/from investing activities		(282,568)	(602,251)	131,145

Cash flows from financing activities
Proceeds from issue of ordinary shares		122,369	—	—
Payment of new shares issuance cost		(7,844)	—	—
Loan made from related parties	19(a)(i)	—	99,603	7,609
Capital contribution from former shareholder	19(a)(x)	—	—	11,000

Net cash from financing activities		114,525	99,603	18,609

Net increase/(decrease) in cash and cash equivalents		48,146	(215,695)	737,685
Cash and cash equivalents at beginning of the year		233,379	291,011	77,801
Effect of movements in exchange rates on cash held		9,486	2,485	(2,866)

Cash and cash equivalents at the end of the year		291,011	77,801	812,620

Non cash transaction:
Share based payment	14	3,166	—	—
Capital transaction	15(a)(iii)	—	10,000	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS)

1	Reporting entity and organization

Hailiang Education Group Inc. (the “Company”) is a holding company and is majority-owned by Mr. Hailiang Feng (“Mr. Feng”). The Company, its wholly-owned subsidiaries and consolidated affiliated entities are collectively referred to as the “Group”.

The Group is principally engaged in the provision of education and management services in People’s Republic of China (“PRC”). The Group mainly offers private K-12 educational services in schools located in Zhuij, Zhejiang Province, China, management services, educational training services and overseas study consulting services.

The Group originally operated three schools, namely Hailiang Foreign Language School (“Foreign Language”), Zhuji Tianma Experimental School (“Tianma Experimental”) and Hailiang Experimental High School (“Experimental High”, previously named “Zhuji Private High School”). In November 2016 and February 2017, certain schools were separated from Foreign Language and Experimental High as legal entities, with all their equity interest held by Hailiang Education Management Group Co., Ltd. (“Hailiang Management”). Hailiang International Kindergarten (“Hailiang Kindergarten”), Hailiang Primary School, Hailiang Junior Middle School, and Hailiang Senior Middle School were divided from Foreign Language, and Hailiang High School of Art was divided from Experimental High. The separation of affiliates did not have financial impact on the consolidated financial statements of the Group.

In June 2017, Hailiang Consulting set up Ningbo Hailiang Education Logistics Management Co., Ltd. (“Ningbo Hailiang”) and Ningbo Haoliang Information Consulting Co., Ltd. (“Ningbo Haoliang”) in Ningbo City, Zhejiang province in the PRC.

In July 2017, Hailiang Management and Hailiang Group, a related party of the Group, entered into an Educational Cooperative Partnership Agreement with the Nanqiao government in Chuzhou city, Anhui Province, and started the operation in Chuzhou Hailiang Foreign Language School (“Chuzhou School”).

In February 2018, the Group disposed the ownership and equity interest in Hailiang Kindergarten and the kindergarten business unit of Tianma Experimental (“Tianma Kindergarten”) since the kindergartens had been at a loss and the Group decided to focus on providing educational services for primary, middle and high school students. In June 2018, the Group disposed the ownership in Chuzhou School, which was mainly based on the Group’s business assessment in response to current market conditions.

Several subsidiaries and affiliated entities were set up for the practice of asset-light strategy during the 2018 fiscal year. In January 2018, Ningbo Haoliang acquired 56% equity interests in Jiangxi Haibo Education Management Co., Ltd. (“Haibo Education”) and Jiangxi Haibo Logistics Management Co., Ltd (“Haibo Logistics”), respectively, from Xinyu Baishu Technology Service Co., Ltd. (“Xinyu Baishu”), an entity ultimately controlled by Mr. Feng. Haibo Education and Haibo Logistics were incorporated in August 2017, and had no substantive business as of the date of acquisitions. The acquisitions were conducted under common control (see note 19(a)(x)). Ningbo Haoliang, Haibo Education and Haibo Logistics are mainly engaged in the provision of management consulting services, educational training services and logistic services, respectively. As of June 30, 2018, the Group managed and operated 16 schools, including Xinchang Nanrui Experimental School, Xiantao No.1 Middle School and fourteen schools sponsored or operated by Nanchang Baishu Technology Co., Ltd., an entity controlled by Hailiang Investment Group Co. Ltd (“Hailiang Investment”).

In August 2017, Hailiang Management incorporated Zhejiang Hailiang Mingxin Education Technology Co., Ltd. (“Hailiang Mingxin”) as its wholly owned entity. Hailiang Mingxin’s business scope includes after-school enrichment program and overseas study consulting services. In September 2017, Hailiang Consulting incorporated Zhuji Nianxin Lake Hotel Management Co., Ltd. (“Zhuji Hotel”) as its wholly owned entity. Zhuji Hotel is mainly engaged in the provision of hotel management service.

In November 2017, Zhuji Youer Network Technology Co., Ltd. (“Zhuji Youer”), Zhuji Mingrui Business Information Consulting Co., Ltd. (“Zhuji Mingrui”), Zhuji Shangzhuo Enterprise Management Consulting Co., Ltd. (“Zhuji Shangzhuo”) and Zhuji Hongda Trade Co., Ltd. (“Zhuji Hongda”) were established as Hailiang Management’s wholly controlled subsidiaries. In May, 2018, Zhejiang Hailiang Consulting and Services Co., Ltd. (“Hailiang Consulting”) incorporated Ningbo Hailiang Sports Development Co., Ltd. (“Hailiang Sports”) as its wholly owned subsidiary. In June 2018, Hangzhou Hailiang Education Management Co., Ltd (“Hangzhou Hailiang”) was established by Hailiang Management as its wholly owned entity. As of June 30, 2018, there was no substantive operations in Zhuji Youer, Zhuji Mingrui, Zhuji Shangzhuo, Zhuji Hongda, Hailiang sports and Hangzhou Hailiang.

As of June 30, 2018, the Company’s subsidiaries and consolidated affiliated entities are as follows:

Subsidiary	Place and year of establishment	Legal ownership	Principle activities
Hailiang Education (HK) Limited (“Hailiang HK”)	Hong Kong, China, 2011	100%	Investment holding
Hailiang Consulting	Zhejiang, China, 2011	100%	Investment holding and school management
Ningbo Hailiang	Zhejiang, China, 2017	100%	School logistics management
Ningbo Haoliang	Zhejiang, China, 2017	100%	School management
Zhuji Hotel	Zhejiang, China, 2017	100%	Hotel management
Hailiang Sports	Zhejiang, China, 2018	100%	Sports activities consulting
Haibo Education	Jiangxi, China, 2018	56%	Educational training
Haibo Logistics	Jiangxi, China, 2018	56%	School management

Consolidated affiliated entities	Place and year of establishment	Legal ownership	Principle activities
Hailiang Management (previously named “Zhejiang Hailiang Education Investment Group Co., Ltd.”)	Zhejiang, China, 2012	N/A*	Investment holding
Hailiang Mingxin	Zhejiang, China, 2017	N/A*	Educational consulting, after-school enrichment program
Hangzhou Hailiang	Zhejiang, China, 2018	N/A*	School management
Zhuji Youer	Zhejiang, China, 2017	N/A*	Technology
Zhuji Mingrui	Zhejiang, China, 2017	N/A*	Consulting
Zhuji Shangzhuo	Zhejiang, China, 2017	N/A*	Consulting
Zhuji Hongda	Zhejiang, China, 2017	N/A*	Trading
Foreign Language	Zhejiang, China, 1995	N/A*	K-12 educational services
Experimental High	Zhejiang, China, 2002	N/A*	K-12 educational services
Tianma Experimental	Zhejiang, China, 1995	N/A*	K-12 educational services
Hailiang Primary School	Zhejiang, China, 2016	N/A*	K-12 educational services
Hailiang Junior Middle School	Zhejiang, China, 2016	N/A*	K-12 educational services
Hailiang Senior Middle School	Zhejiang, China, 2016	N/A*	K-12 educational services
Hailiang High School of Art (previously named “Hailiang Art Middle School”)	Zhejiang, China, 2017	N/A*	K-12 educational services

* These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

2	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements of the Group as of June 30, 2017 and 2018 and for each of the years in the three-year period ended June 30, 2018 comprise the accounts of the Company, its subsidiaries and consolidated affiliated entities, in which all intercompany balances and transactions have been eliminated. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Company’s board of directors on October 18, 2018.

(b)	Basis of presentation

Since laws of PRC prohibit foreign ownership of companies and institutions in compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level, the Group’s offshore holding companies are not allowed to directly own and operate schools in China. Thus, Hailiang Consulting, the Company’s wholly owned PRC subsidiary, entered into a series of contractual arrangements (“Contractual Agreements”) with Hailiang Management and its affiliated subsidiaries and schools and respective shareholder Mr. Feng on December 31, 2013. The contractual arrangements include Power of Attorney, Call Option Agreement, Equity Pledge Agreement, and Consulting Services Agreement.

The key terms of the Contractual Agreements are as follows:

Call Option Agreement: Pursuant to the Call Option Agreement, Mr. Feng unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the other agreements under the contractual arrangements or liquidation or dissolution of Hailiang Management, all or part of the equity interest in Hailiang Management at the lowest consideration permitted by PRC laws and regulations. This agreement may not be terminated by Hailiang Management or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. This agreement shall remain in full force and effect until Hailiang Management’s term of operations expires in April 2042.

Power of Attorney: In December 2013, Mr. Feng executed an irrevocable power of attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as his attorney-in-fact to (i) exercise on his behalf all his rights as a shareholder of Hailiang Management, including those rights under PRC laws and regulations and the articles of association of Hailiang Management, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Hailiang Management in its business operations, and (iii) unconditionally assign Mr. Feng’s shareholding rights to Hailiang Consulting, including dividends or other benefits that Mr. Feng receives from Hailiang Management as a shareholder.

Consulting Services Agreement: Hailiang Consulting has the exclusive right to provide comprehensive technical and business support services to the Affiliated Entities. The Affiliated Entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting. The service fees could be up to 100% of the profits of the Affiliated Entities. This agreement may not be terminated by Hailiang Management or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. The Consulting Services Agreement shall remain in full force and effect during the term of operations of the Affiliated Entities.

Equity Pledge Agreement: Pursuant to the Equity Pledge Agreement, Mr. Feng unconditionally and irrevocably pledged all of his equity interests in Hailiang Management to Hailiang Consulting to guarantee performance of the obligations of the Affiliated Entities under the Call Option Agreement, Power of Attorney and Consulting Services Agreement. Mr. Feng agreed that without prior written consent of Hailiang Consulting, he shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Hailiang Management or create or allow any encumbrance on the pledged equity interests. This agreement may not be terminated by Hailiang Management or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. The Equity Pledge Agreement shall remain in full force and effect until all of the obligations of the Affiliated Entities under the Consulting Services Agreement have been duly performed and related payments are duly paid.

The Contractual Agreements provide the Company, through Hailiang HK and Hailiang Consulting, the following, (i) the power over the Affiliate Entities; (ii) the exposure or rights to variable returns from its involvement with the Affiliated Entities; and (iii) the ability to affect those returns through its power over the Affiliated Entities.

The Company has the power over the Affiliated Entities by virtue of the Power of Attorney, pursuant to which Hailiang Consulting has rights that give it the current ability to direct the activities that significantly affect the returns of the Affiliated Entities. Hailiang Consulting has the rights to appoint, replace or remove directors of Hailiang Management, as well as to make decisions on all operational and financial matters of the Affiliated Entities.

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

On June 30, 2017, Hailiang Consulting entered into a series of amended and restated contractual arrangements with Hailiang Management and Mr. Hailiang Feng, the controlling shareholder of the Company (collectively, the “Amended and Restated Contractual Agreements”). The purposes of the Amended and Restated Contractual Agreements were to revise the original contractual arrangements among the said parties entered into in December 2013 in order to (i) reflect and accommodate additions of new affiliated entities of Hailiang Management since December 2013 as well as any future changes thereto, and (ii) to allow for potential arrangements, if any and when applicable, to be entered into by controlled affiliate(s) of Hailiang Consulting. Notwithstanding the aforementioned revisions, the Amended and Restated Contractual Agreements continue to enable the Company to:

•	exercise the power over its affiliated entities;

•	have the exposure or rights to variable returns from its involvement with its affiliated entities; and

•	exercise the ability to affect those returns through use of its power over its affiliated entities

The following is a summary of the material provisions of the Amended and Restated Contractual Agreements.

Amended and Restated Call Option Agreement. Pursuant to the amended and restated call option agreement between Hailiang Consulting, Hailiang Management and Mr. Feng entered into on June 30, 2017, Mr. Feng unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the other agreements under the contractual arrangements or liquidation or dissolution of Hailiang Management, all or part of the equity interest in Hailiang Management at the lowest consideration permitted by PRC laws and regulations. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. In the event that the exercise price is higher than the registered capital of Hailiang Management, Mr. Feng agreed to return any consideration paid in excess of such registered capital to Hailiang Consulting or any third party it designates. Without Hailiang Consulting’s written consent, Hailiang Management and Mr. Feng may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Hailiang Management’s assets, businesses or equity interests or merge with or acquire other businesses. Without obtaining Hailiang Consulting’s written consent, Hailiang Management may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. This agreement may not be terminated by Hailiang Management or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, this agreement shall remain in full force and effect until Hailiang Management’s term of operations expires in April 2042.

Amended and Restated Power of Attorney. On June 30, 2017, Mr. Feng executed an irrevocable amended and restated power of attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as his attorney-in-fact to (i) exercise on his behalf all his rights as a shareholder of Hailiang Management, including those rights under PRC laws and regulations and the articles of association of Hailiang Management, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Hailiang Management in its business operations, and (iii) unconditionally assign Mr. Feng’s shareholding rights to Hailiang Consulting, including dividends or other benefits associated with shareholding that Mr. Feng receives from Hailiang Management.

Amended and Restated Consulting Services Agreement. Pursuant to the amended and restated consulting services agreement between Hailiang Consulting, Hailiang Management and Mr. Feng, as the shareholder of Hailiang Management, entered into on June 30, 2017, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide comprehensive technical and business support services to Hailiang Management’s affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the affiliated entities may need from time to time. Without the prior consent of Hailiang Consulting, none of Hailiang Management’s affiliated entities may accept such services provided by any third party. Hailiang Consulting owns the exclusive intellectual property rights created as a result of the performance of this agreement. Hailiang Management’s affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the percentage ratio for calculating the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. The consulting services agreement enables Hailiang Consulting (or its controlled affiliate) to charge an annual service fee, the maximum of which equals the net income of Hailiang Management’s affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the consulting services agreement, Hailiang Management and Mr. Feng agree that they will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Hailiang Management’s affiliated entities, disposing of their equity interests in Hailiang Management’s affiliated entities, or paying dividends to Mr. Feng without the written consent of Hailiang Consulting. This agreement may not be terminated by Hailiang Management or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the agreement shall remain in full force and effect during the term of operations of Hailiang Management’s affiliated entities.

Amended and Restated Equity Pledge Agreement. Pursuant to an amended and restated equity pledge agreement between Hailiang Consulting, Mr. Feng and Hailiang Management entered into on June 30, 2017, Mr. Feng unconditionally and irrevocably pledged all of his equity interests in Hailiang Management to Hailiang Consulting to guarantee performance of the obligations of Hailiang Management’s affiliated entities under the call option agreement, power of attorney and consulting services agreement, each as described above. Mr. Feng agreed that without prior written consent of Hailiang Consulting, he shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Hailiang Management or create or allow any encumbrance on the pledged equity interests. This agreement may not be terminated by Hailiang Management or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the equity pledge agreement remains in full force and effect until all of the obligations of Hailiang Management’s affiliated entities under the consulting services agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Hailiang Management has been duly registered with the local branch of SAIC and is effective upon such registration.

On February 8, 2018, Zhejiang Beize Group Co., Ltd. (“Beize Group”), a PRC company 100% owned by Mr. Feng and his wife, subscribed 0.1% registered capital of Hailiang Management. Accordingly, On February 23, 2018, Hailiang Consulting, Hailiang Management, Mr. Feng and Beize Group entered into a series of contractual arrangement (the “Second Amended and Restated Contractual Agreements”), including the Second Amended and Restated Call Option Agreement, Second Amended and Restated Powers of Attorney, Second Amended and Restated Consulting Services Agreement and Second Amended and Restated Equity Pledge Agreement. The Second Amended and Restated Contractual Agreements were signed to reflect the abovementioned increase of shareholders while the terms of these agreements remained unchanged. The recording process for the Second Amended and Restated Contractual Agreements with the local government was completed on March 15, 2018.

The following financial statement balances and amounts of the affiliated entities were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions.

	2017 RMB	2018 RMB
Total current assets	376,729	848,028
Total non-current assets	805,910	710,464
Total assets	1,182,639	1,558,492
Total current liabilities	197,473	396,238
Total liabilities	197,473	396,238

	2016 RMB	2017 RMB	2018 RMB
Net revenue	653,753	853,247	1,110,470
Profit before tax	112,571	165,300	221,057

The affiliated entities contributed an aggregate of 100%, 100% and 95.0% of the Group’s consolidated revenue for the years ended June 30, 2016, 2017 and 2018, respectively. As of June 30, 2017 and 2018, the affiliated entities accounted for an aggregate of 84.5% and 82.7%, respectively, of the consolidated total assets, and 66.4% and 72.0%, respectively, of the consolidated total liabilities.

(c)	Risks and uncertainties

Risks and uncertainties of the Contractual Arrangements: The Company relies on the Contractual Agreements to control the Affiliated Entities. However, these contractual arrangements may not be as effective as direct equity ownership in providing the Company with control over the Affiliated Entities. Any failure by Hailiang Management, Mr. Feng, the nominee shareholder of Hailiang Management or Beize Group, to perform the obligations under the Contractual Agreements would have a material adverse effect on the financial position and financial performance of the Company. Therefore, the enforceability of the Contractual Agreements represents a significant judgment and assumption. All the Contractual Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In addition, if the legal structure and the Contractual Agreements were found to be in violation of any existing or future PRC laws and regulations, the Company may be subject to fines or other legal or administrative sanctions.

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

The equity interests of Hailiang Management are legally held by Mr. Feng and Beize Group on behalf of the Company. Mr. Feng is also a major shareholder of the Company. The Company cannot assure that Mr. Feng and Beize Group will act in the best interests of the Company. The Company relies on Mr. Feng and Beize Group to comply with the terms and conditions of the Contractual Agreements. If Mr. Feng and Beize Group is in breach of his contractual obligations under the Contractual Agreements and the Company cannot resolve any dispute between the Company, Mr. Feng and Beize Group, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

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

Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 2(c), risks and uncertainties (the enforceability of the Contractual Agreements)

•	Note 7, income tax expenses

•	Note 9, property and equipment

•	Note 10, intangible assets and goodwill

•	Note 12, other current assets

•	Note 18(a), credit risk

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

Management regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then management assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRSs, including the level in the fair value hierarchy in which such valuations should be classified.

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

Level 2: inputs are inputs, other than quoted prices included within Level 1, those are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs are unobservable inputs for asset or liability.

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

(iv)	Non-controlling interests

Non-controlling interests are measured initially at the proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(b)	Foreign currency transactions

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

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and any other costs directly attributable to bringing the asset to a working condition for its intended use.

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

The Group recognize revenue when persuasive evidence of an arrangement exists, delivery of the goods or services has occurred, the sales price reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The primary sources of the Group’s revenues are as follows:

Educational programs and services

The Group’s revenue is principally derived from the rendering of boarding school education services to students. The Group offers basic educational and international programs at the primary school, middle school and high school grades. The basic educational program provides curricula and coursework mandated by the PRC government. The international program provides students the opportunity to earn both their PRC school diplomas and to prepare for admissions to overseas educational institutions.

Tuition fees are received at the beginning of each school year. Each school year is comprised of two semesters. The first semester starts in September and ends in January. The second semester starts the following month in February and ends in June.

Tuition fees contain multiple components consisting of the delivery of education, after-school enrichment program, accommodations, meals, and transportation services (collectively, “education services”) and delivery of educational books and related materials (“education materials”). The Group allocates the total tuition fees into educational services and educational materials based on their relative fair value. The components within education services were not further separated since revenue recognition for the components occurs at the same time and the components belong to the same category of revenue, which is service revenue.

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

Management services

The Group also provides education and management services to schools, including but not limited to logistic, management and consulting services. Revenue is recognized upon the delivery of service.

Others

Others mainly include revenue derived from educational training services, overseas study consulting services and hotel management.

Educational training services. The Group provides various extracurricular courses to arouse students’ interest and broaden their both academic and nonacademic outlook. Tuition is generally collected in advance and is initially recorded as deferred revenue. Revenue derived from providing educational training services is recognized on a straight-line basis over the period of the courses.

Overseas study consulting services. It represents revenue from the provision of study trip and consulting services for overseas studies. Revenue is recognized upon the delivery progress of services.

Hotel management. The Group provides accommodation service for students’ parents, visitors, and event participants to the Group’s education park, and revenue is recognized when the service is provided to customers.

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

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such determination is made.

(p)	Earnings per share

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

(q)	Related parties

For the purposes of these consolidated financial statements, a person or entity is considered to be related to the Group if:

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group.

(ii)	has significant influence over the Group; or of a parent of the Group.

(iii)	is a member of the key management personnel of the Group or of a parent of the Group.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	the entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the other).

(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of the Group of which the other entity is a member).

(iii)	both entities are joint ventures of the same third party.

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	the entity is controlled or jointly controlled by a person identified in (a).

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(r)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended June 30, 2018

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended June 30, 2018 and which have not been adopted in these consolidated financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
IFRS 9, Financial Instruments	January 1, 2018
IFRS 15, Revenue for Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019
Amendments to IFRS 9, Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IFRS 3, Business combinations	January 1, 2019
Amendments to IFRS 11, Joint Arrangements	January 1, 2019
Amendments to IAS 12, Income Taxes	January 1, 2019
Amendments to IAS 19, Employee Benefits	January 1, 2019
Amendments to IAS 28, Investments in Associates and Joint Ventures	January 1, 2019

IFRS 9 “Financial Instruments” addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules of hedge accounting and a new impairment model for financial assets, and should be applied in an entity’s IFRS financial statements for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Group will adopt IFRS 9 in the financial reporting period commencing July 1, 2018. The Group has completed the review of IFRS 9 and does not expect the new guidance to have a significant impact on the reclassification and measurement of its financial assets.

In May 2014, IASB issue IFRS15-“Revenue from Contracts with Customers”. The core principle of IFRS 15 is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve the principle, a company should follow five steps:

1.	Identify the contract with a customer

2.	Identify the performance obligations in the contract

3.	Determine the transaction price

4.	Allocate the transaction price to the performance obligations in the contract

5.	Recognize revenue when (or as) the entity satisfies a performance obligation

The standard should be applied in an entity’s IFRS financial statements for annual reporting periods beginning on or after 1 January 2018. Earlier application is permitted. The Group will adopt IFRS15 in the financial reporting period commencing July 1, 2018 and elect to apply the "modified retrospective" transition approach to implementation. The Group has completed review of the requirements of IFRS15 against the existing accounting policy and concluded that the adoption of IFRS 15 will not have significant impact on the timing of the Group’s revenue recognition nor on the Group’s equity.

For those new standards with effective date beginning on/after January 1, 2019, the Group is in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application.

(s)	Reclassification

The comparative figures have been reclassified to conform to current year presentation.

4	Other income, net

	2016 RMB	2017 RMB	2018 RMB
Unconditional government grants	1,434	6,253	5,832
Others	322	72	(2,143)
	1,756	6,325	3,689

Others mainly include worker’s compensation of RMB1,031, disposal loss of non-current assets of RMB425 during the year ended June 30, 2018.

5	Employee benefit expenses

	2016 RMB	2017 RMB	2018 RMB
Wages and salaries	230,516	280,786	388,238
Contributions to defined contribution plans	27,038	44,884	52,898
	257,554	325,670	441,136

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

6	Profit before tax

(i)	Net finance income

	2016 RMB	2017 RMB	2018 RMB
Interest income	4,906	6,709	11,715
Net foreign exchange gain/(loss)	1,049	282	(324)
Other expenses	(203)	(99)	—
Net finance income	5,752	6,892	11,391

Interest income was mainly generated from deposits placed with a related party finance entity (Note 19(a)(ii)).

(ii)	Expenses by nature

	2016 RMB	2017 RMB	2018 RMB
Employee benefit expenses (Note 5)	257,554	325,670	441,136
Students related cost	100,633	116,273	133,308
Transportation	24,729	31,823	36,110
Marketing and promotion	15,806	21,240	24,019
Depreciation	65,038	110,485	113,128
Utilities	19,652	23,286	26,100
Amortization of intangible assets	948	662	446
Operating lease charges	25,592	30,030	33,290
Share based payment	1,459	—	—
Cost related to overseas consulting business	—	—	14,263
Others	40,439	39,300	70,787
Total cost of revenue, selling expenses and administrative expenses	551,850	698,769	892,587

Students related costs are mainly comprised of costs for text books, uniforms, dining services and living accommodations.

(iii)	Depreciation and amortization

	2016 RMB	2017 RMB	2018 RMB
Included in cost of revenue
Depreciation	64,642	109,755	112,039
Included in G&A expenses
Depreciation	396	730	1,015
Included in selling expenses
Amortization	948	662	446
Depreciation	—	—	74

(iv)	Gain on disposal of affiliated entities

On July 10, 2017, the Group entered into an Educational Cooperative Partnership Agreement (the “Chuzhou Agreement”) with Nanqiao government. Pursuant to the Chuzhou Agreement, Hailiang Management shall launch and operate Chuzhou School for 30 years beginning on September 1, 2017.

In June, 2018, Hailiang Management entered into a Change of Operator Agreement and transferred the sponsorship and 100% equity interest in Chuzhou School to Chuzhou Zhengxu Education Information Consulting Co., Ltd., a wholly owned subsidiary of Hailiang Group. The consideration was RMB1,793, and the carrying amount of its net assets was RMB1,412 on disposal date. The Group recognized a gain of RMB381 on the disposal.

In addition, on February 28, 2018, the Group entered into agreements with Hailiang Preschool Education Group Co., Ltd (“Hailiang Preschool”), transferred the Tianma Kindergarten and the sponsorship and 100% equity interest in Hailiang Kindergarten. The consideration of disposing Tianma Kindergarten and Hailiang Kindergarten was RMB1,666 and RMB20,049, respectively. On the disposal date, the carrying amount of the net liabilities of Tianma Kindergarten was RMB17, and the carrying amount of the net assets of Hailiang Kindergarten was RMB16,764. The Group recognized a gain of RMB1,683 and RMB3,285 on the disposal of Tianma Kindergarten and Hailiang Kindergarten, respectively.

The deals were not strategic shifts of the business and these transactions will not have major impact on the Group’s business, therefore the transactions were not qualified as discontinued operation.

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

According to the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. For the year ended June 30, 2018, the Company’s affiliated schools have historically benefitted from the corporate income exemption treatment since their respective establishments.

Confirmed by the local tax authorities, the schools sponsored by the Group are exempt from income taxes for the years ended June 30, 2016, 2017 and 2018. The Company’s PRC counsel has confirmed that this tax exemption is not contrary to PRC tax laws.

According to the 2016 Private Education Law effective as of September 1, 2017, private schools, whether non-profit or for-profit, may enjoy preferential tax treatment, and non-profit private schools will be entitled to similar tax benefits as public schools. However, taxation policies for for-profit private schools are still unclear as more specific provisions are not yet to be introduced and all the schools sponsored by the Group had not elected to change or re-register their statuses as of June 30, 2018. As such, the Group is unable to determine the overall taxation impact of the 2016 Private Education Law on the net revenues and profitability in future fiscal years.

For the year ended June 30, 2018, the Company’s subsidiaries and consolidated affiliated companies in PRC, which mainly provide logistic services, management and consulting services, educational training services, after-school enrichment program and overseas study consulting services, are subject to a unified 25% enterprise income tax rate.

Thus, no income tax expense was recognized for the years ended June 30, 2016 and 2017. The Group recognized current income tax expenses of RMB 66,288 for the year ended June 30, 2018.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

As of June 30, 2018, the Group had unused tax loss of RMB2,516 available for offset against future taxable profits, which will begin to expire as of June 30, 2019. No deferred tax assets have been recognized in respect of such tax losses due to the unpredictability of future taxable profit streams.

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to their offshore parent entities, would be subject to 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between PRC and Hong Kong. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to the offshore parent entities located in Hong Kong, would be subject to 5% withholding tax rather than statutory rate of 10% provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. The Company has not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB789,749 and RMB1,032,048 as of June 30, 2017 and 2018, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. During the years ended June 30, 2016, 2017 and 2018, the Company did not carry out any substantial business operations and therefore was not subject to PRC taxes.

Reconciliation between the provision for income tax computed by applying the PRC EIT rates of 25% in fiscal year 2016, 2017 and 2018 to income before income taxes and the actual provision for income tax was as follow:

F-24

	2016	2017	2018
	RMB	RMB	RMB
Net income before provision for income tax	99,432	167,743	297,190
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	24,858	41,936	74,298
Effect of expenses that are not deductible in determining taxable profit	—	—	373
Effect of incomes that are not taxable in determining taxable profit	—	—	(956)
Unrecognized tax losses	133	2	70
Utilization of tax losses previously not recognized	—	(579)	(46)
Effect of income tax exemptions	(24,991)	(41,359)	(7,451)
Income tax expense recognized in profit or loss	—	—	66,288

8	Earnings per share

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

(i)	Profit attributable to ordinary shareholders

	2016 RMB	2017 RMB	2018 RMB
Profit attributable to ordinary shareholders (basic and diluted)	99,432	167,743	222,588

(ii)	Weighted-average number of ordinary shares

	2016	2017	2018
Weighted average number of ordinary shares for basic EPS	410,439,562	411,208,000	411,878,478
Effects of dilution from Warrants	12,144	—	638,292
Weighted average number of ordinary shares adjusted for the effect of dilution	410,451,706	411,208,000	412,516,770

(iii)	Earnings per share

	2016	2017	2018
Basic and diluted earnings per share	0.24	0.41	0.54

9	Property and equipment

	Motor vehicles RMB	Furniture, fixtures and other equipment RMB	Leasehold improvement RMB	Construction in progress RMB	Total RMB
Cost
Balance at June 30, 2015	19,108	32,318	182,884	97,184	331,494
Additions	828	75,039	—	558,760	634,627
Transferred from construction in progress	—	59,609	524,857	(584,466)	—
Disposals	(1,885)	(699)	(78,494)	—	(81,078)
Balance at June 30, 2016	18,051	166,267	629,247	71,478	885,043
Additions	464	17,626	10,266	62,396	90,752
Transferred from construction in progress	—	60,383	64,613	(124,996)	—
Disposals	—	(87)	—	—	(87)
Balance at June 30, 2017	18,515	244,189	704,126	8,878	975,708
Additions	4,454	22,331	21,415	48,209	96,409
Transferred from construction in progress	—	5,098	45,446	(50,544)	—
Disposals	(1,566)	(8,584)	(23,446)	(1,013)	(34,609)
Balance at June 30, 2018	21,403	263,034	747,541	5,530	1,037,508

Accumulated depreciation
Balance at June 30, 2015	(5,537)	(21,152)	(123,128)	—	(149,817)
Depreciation for the year	(3,714)	(19,799)	(41,525)	—	(65,038)
Disposals	1,470	509	68,208	—	70,187
Balance at June 30, 2016	(7,781)	(40,442)	(96,445)	—	(144,668)
Depreciation for the year	(2,098)	(41,746)	(66,641)	—	(110,485)
Disposals	—	64	—	—	64
Balance at June 30, 2017	(9,879)	(82,124)	(163,086)	—	(255,089)
Depreciation for the year	(4,476)	(33,414)	(75,238)	—	(113,128)
Disposals	338	4,340	5,112	—	9,790
Balance at June 30, 2018	(14,017)	(111,198)	(233,212)	—	(358,427)

Net book value
At June 30, 2017	8,636	162,065	541,040	8,878	720,619
At June 30, 2018	7,386	151,836	514,329	5,530	679,081

In September 2015, Foreign Language and selected programs from Tianma Experimental and Experimental High relocated to the newly constructed Hailiang Education Park. Tianma Experimental’s and Experimental High’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2016, the Group has ceased the lease of original campus site of Foreign Language, therefore, the leasehold improvement of the original campus of Foreign Language was written off, and the net book value of RMB10,286 was recognized as disposal loss of leasehold improvement in the statement of profit or loss and other comprehensive income.

During the 2018 fiscal year, property and equipment with net book value of RMB23,433 were transferred out by the Group due to the disposal of Hailiang Kindergarten, Tianma Kindergarten and Chuzhou School.

10	Intangible assets and goodwill

	Goodwill RMB	Student relationship RMB	Trademark RMB	Total RMB
Cost
Balance at July 1, 2015, June 30, 2016, 2017	62,046	45,037	16,540	123,623
Disposals of component	(406)	—	—	(406)
Balance at June 30, 2018	61,640	45,037	16,540	123,217

Accumulated Amortization
Balance at June 30, 2015	—	(42,414)	—	(42,414)
Amortization for the year	—	(948)	—	(948)
Balance at June 30, 2016	—	(43,362)	—	(43,362)
Amortization for the year	—	(662)	—	(662)
Balance at June 30, 2017	—	(44,024)	—	(44,024)
Amortization for the year	—	(446)	—	(446)
Balance at June 30, 2018	—	(44,470)	—	(44,470)

Net book value
At June 30, 2017	62,046	1,013	16,540	79,599
At June 30, 2018	61,640	567	16,540	78,747

Intangible assets and goodwill arose from the acquisition of Tianma Experimental on July 1, 2009.

In February 2018, the Group entered into an asset restructuring agreement, pursuant to which all the assets and liabilities related to the CGU of Tianma Kindergarten was sold to Zhuji Hailiang Preschool Investment Co., Ltd, a related party of the Group. Thus, the goodwill with an amount of RMB406 allocated to Tianma Kindergarten was spin off from the Group.

Student relationship

The amortization of student relationship is included in “selling expenses”. No impairment loss of the student relationship intangible asset was recognized in the statements of profit or loss and other comprehensive income for the years ended June 30, 2016, 2017 and 2018.

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

	2017 RMB	2018 RMB
Goodwill	62,046	61,640
Trademark	16,540	16,540
Total	78,586	78,180

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

In percent	2016	2017	2018
Discount rate	24%	24%	15%
Terminal value growth rate	3%	3%	3%

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

•	Revenue growth was projected considering the average growth levels experienced over the past five years and the estimated student headcount and tuition growth for the next five years. It was assumed that tuition would increase in line with forecast inflation over the next five years.

•	Growth of cost of sales, selling expenses and administrative expenses were projected considering inflation and estimated student headcount for the next five years.

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2016, 2017 and 2018, respectively.

The recoverable amount of trademark is determined using the relief from royalty method, which was based on post-tax cash flow projections for 5 years based on financial budgets approved by management, including royalty rate of 3% (2017 and 2016: 3%), terminal growth rate of 3% (2017 and 2016: 3%) and the applicable discount rate of 15% (2017 and 2016: 24%). Management determined the expected growth rates and the operating results based on the past performance and its expectations in relation to market developments. The discount rate used is post-tax and reflects specific risks relating to the Company.

Based on management’s assessment results, there was no impairment of goodwill and trademark as at June 30, 2016, 2017 and 2018 and no reasonable change to the assumptions would lead to an impairment charge.

11	Prepayments to third party suppliers

	2017 RMB	2018 RMB
Prepayments to third party suppliers	5,692	92

The amount mainly represents the down payments made to certain third party vendors for the purchase of equipment and leasehold improvements.

12	Other current assets

	2017 RMB	2018 RMB
Other receivables due from third parties	1,526	15,182

The amount mainly represents expense prepaid for overseas study consulting services and advances to employees.

13	Cash and cash equivalents

	2017 RMB	2018 RMB
Cash on hand	21	30
Cash at bank	16,065	71,857
Cash held at a related party finance entity	61,715	740,733

Total	77,801	812,620

Cash at bank consists of demand deposits and call deposits with term less than one month, and is held by third party financial institutions located in the PRC (including Hong Kong). Cash held at a related party finance entity represents cash demand deposits, 7-day call deposits  and term deposit of three months or less held at Hailiang Finance Co., Ltd. (“Hailiang Finance”) (see Note 19(b)(ii)).

As of June 30, 2017 and 2018, the cash and cash equivalents of the Group denominated in RMB amount to RMB62,030 and RMB799,147, respectively.

14	Share-based payment

In conjunction with the IPO financing completed in July 2015, the Company agreed to issue to Network 1 Financial Securities, Inc. (“the Underwriter”) and its designees a warrant for the purchase of 142,900 ADSs, equal to 5% of the aggregate number of ADSs sold in the IPO. The Underwriter’s warrant shall be exercisable, in whole or in part, during a period commencing on a date that is six months after the closing of the Company’s IPO, which is January 6, 2016, and expiring on the three-year anniversary of the closing of the Company’s IPO at an initial exercise price per ADS of US$8.75, which is equal to 125% of the IPO price of the ADSs. The fair value of the warrant provided by an independent appraiser was approximately RMB1,707 (USD279), which was charged to share premium. As of June 30, 2017, none of the warrants was exercised. In December 2017, all the warrants were exercised into common shares in cashless method. The fair value of these warrants was estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

Issuance Date
Expected volatility	50.96%
Risk-free interest rate	0.96%
Expected dividend	—
Expected life of the warrant	3 years
Fair value of conversion share	US$7.0

On September 14, 2015, the Company entered into a Business Consulting Service Agreement with a consultant which provided the Company advice, consultation, information and service that is consistent with the expertise of the consultant. In conjunction, the Company agreed to pay and deliver to the consultant and its designees or nominees 480,000 ordinary shares, par value USD0.0001 per share, of the Company, with restricted period of 6 months. The fair value of the restricted shares provided by an independent appraiser was approximately RMB1,459 (USD229), which was charged to share capital and share premium. The fair value of these restricted shares was estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

Issuance Date
Expected volatility	55.56%
Risk-free interest rate	0.293%
Expected dividend	—
Expected life of the restricted shares	0.5 year
Hypothetical fair value of conversion share	US$1.0

15	Capital and reserve

(a)	Share capital and share premium

	2016	2017	2018
At June 30 par value USD0.0001-authorized	1,000,000,000	1,000,000,000	1,000,000,000

-issued and outstanding	411,208,000	411,208,000	412,450,256

All ordinary shares rank equally.

(i)	Ordinary shares

Holders of these shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.

In March 2012, in connection with a private placement by a third party investor, the Board resolved to increase the authorized ordinary shares from 360,000,000 shares to 365,000,000 shares. Concurrently, 5,000,000 newly authorized ordinary shares were issued to Maxida International Company Limited (“Maxida”). The Company received cash proceeds of USD3,000 (equivalent to RMB18,867) from Maxida in exchange for 1.4% equity interest in the Company.

In December 2014, the Board resolved to increase the authorized ordinary shares from 365,000,000 shares to 1,000,000,000 shares.

In July, 2015, the Company completed an IPO in the US market, in which the Company issued 2,858,000 American depositary shares, or ADSs (equal to 45,728,000 ordinary shares), at a public offering price of US$7 per ADS. Each ADS represents 16 ordinary shares, par value USD0.0001 per share.

In September, 2015, the Company granted 480,000 restricted shares to a consultant as a consideration for its service rendered. Per valuation of the restricted shares, the fair value of 480,000 shares is USD229 (equivalent to RMB1,459).

On December 15, 2017, all the warrants issued to the Underwriter were exercised into 77,641 ADSs (equal to 1,242,256 ordinary shares).

(ii)	Share premium

Share premium relates to the following issuances of the Company’s ordinary shares:

(1)	Share deficit of RMB236 for ordinary shares issued by the Company to Mr. Feng for nil consideration upon the Company’s incorporation in 2011.

(2)	The capital contributed by Maxida in excess of the par value of the ordinary shares issued in the private placement of RMB18,864 in 2012.

(3)	The gross proceeds of RMB122,369 received from IPO deducting the issuance cost of RMB9,551 and par value of ordinary shares issued to public of RMB28, with net proceed of RMB112,790 in July, 2015.

(4)	The fair value of warrant issues to the Underwriter of RMB1,707 upon completion of IPO.

(5)	The fair value of restricted shares issued to consultant in September, 2015, in excess of par value of ordinary issued of RMB1,459.

(6)	On December 15, 2017, all the warrants issued to the Underwriter were exercised into 77,641 ADSs (equal to 1,242,256 ordinary shares).

(iii)	Contributed capital

Contributed capital represented the following capital transactions with the Company’s shareholders:

(1)	The contributions of the registered capital of 100% of Foreign Language and 60% of Experimental High made by Mr. Feng totaling RMB82,800.

(2)	The consideration of RMB110,000 made by Mr. Feng for the acquisition of 80% equity interest in Tianma Experimental.

(3)	The share capital of HKD10 (equivalent to RMB9) contributed by Mr. Feng upon incorporation of Hailiang HK.

(4)	RMB32,906 arising from acquisition of non-controlling interests. In November 2011, Mr. Feng acquired 40% registered capital equity interest in Experimental High and 20% registered capital equity interest in Tianma Experimental from Mr. Meng, the non-controlling shareholder of both schools for cash considerations of RMB35,000 and RMB6,000, respectively. Upon the acquisitions, Mr. Feng became the sole sponsor of Experimental High and Tianma Experimental and owned 100% registered capital equity interest in each of the two schools. The non-controlling interests’ proportionate shares of the net identifiable assets of Experimental High and Tianma Experimental on the date of the acquisitions were RMB28,790 and RMB4,116, respectively. The aggregate cash consideration of RMB41,000 paid by Mr. Feng for the acquisitions was recorded in contributed capital. The difference between the cash consideration paid of RMB41,000 and the total carrying amount of the non-controlling interests of RMB32,906, which amounted to RMB8,094, was charge to deduct contributed capital within equity.

(5)	The capital contributions of RMB139,980 paid by Mr. Feng upon incorporation of Hailiang Management.

(6)	Cash consideration of RMB139,800 paid to Mr. Feng for the transfer of 100% registered capital equity interest in each of the Foreign Language, Experimental High and Tianma Experimental.

(7)	Capital contribution of RMB10,000 from Hailiang Education Investment Group Co., Ltd. (previously named “Hailiang Education Management Group Co., Ltd.”), a related party controlled by Mr. Feng Hailiang, through waiving liability.

(b)	Reserves

(i)	Statutory reserve

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in the PRC must take appropriations from after-tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The general reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of the PRC company’s registered capital. The other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve as of June 30, 2017 and 2018 was nil and RMB20,096, respectively.

Each of the schools is required to appropriate 25% of its after-tax profits to a non-distributable education development reserve for the construction or maintenance of the school or procurement or upgrading of educational equipment. In accordance with the Law of Promoting Private Education, this reserve can only be used for school construction, maintenance and upgrade of education equipment. The development reserve is restricted net assets of the schools which are un-distributable to the Company in the form of dividends or loans. The education development reserve as of June 30, 2017 and 2018 was RMB267,358 and RMB284,427, respectively.

(ii)	Translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Company’s subsidiaries into the presentation currency.

16	Non-controlling interests

Non-controlling interests represent 44% equity interest in Haibo Education and Haibo Logistic, which are held by Nanchang Baishu Education Group (“Nanchang Baishu”), a related party of the Group. The following table summarizes the changes in non-controlling interests from June 30, 2017 through June 30, 2018.

	Haibo Education	Haibo Logistic	Total
	RMB	RMB	RMB
Balance at June 30, 2017	—	—	—
Transfer of equity interests to non-controlling interest shareholders (19(a)(x))	2,640	2,200	4,840
Net profit attributed to non-controlling interest shareholders	6,750	1,564	8,314
Balance at June 30, 2018	9,390	3,764	13,154

17	Trade and other payables

	2017 RMB	2018 RMB
Trade payable	22,662	22,309
Accrued payroll	50,013	68,351
Amount due to third parties	41,188	50,844

Trade and other payables	113,863	141,504
Amount due to related parties (Note 19 (b))	124,841	138,215

Total	238,704	279,719

As of June 30, 2018, the amount due to third parties is mainly comprised of accrued service balances such as summer campus travel agent, bus transportation, books material, etc, and deposit collected from students for miscellaneous consumption in the campus, business tax and other taxes payable, as well as quality guarantee deposit received from leasehold improvement service vendors.

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

The Group’s credit risk is primarily attributable to cash at bank, cash and term deposits held at a related party finance entity, other receivables due from related parties and other current assets. The carrying amount of financial assets represents the maximum credit exposure.

Cash at bank

All of the Group’s cash at bank is held by third-party financial institutions located in the PRC (including Hong Kong). Financial institutions in the PRC do not have insurance similar to that provided by the Federal Deposit Insurance Corporation in the United States of America.

Cash and term deposit placed with a related party finance entity

As of June 30, 2018, the Group had cash of RMB740,733 and term deposit of RMB204,000 at Hailiang Finance, which represented 84% of the Group’s consolidated current assets as of June 30, 2018.

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

Since September 2014, Hailiang Group and Mr. Feng provided an annual guarantee on the Group’s deposits with Hailiang Finance, and the guarantee was renewed annually. Based on one most recent PRC credit rating organizations, Hailiang Group has been rated AA+ which indicates strong ability to make payments on debts as they become due.

Management believes that the credit risk on the Group’s cash of RMB740,733 and term deposit of RMB204,000 is low considering Hailiang Group’s guarantee and credit rating.

To reduce its credit exposure with Hailiang Finance, the Group provided an annual budget for the aggregate amount deposit with Hailiang Finance as RMB1,200,000 based on current policy effective September 2017.

Other receivables due from related parties and other current assets

In order to minimize the credit risk on other receivables due from related parties and other current asset, the management of the Group makes periodic collective assessments on the recoverability of receivables based on historical settlement records and past experience. Management believes that there is no material credit risk on the Group's other receivables due from related parties of RMB95,128 and other current assets of RMB15,182.

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

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	June 30, 2017
Non-derivative financial instruments	Carrying amount	Contractual cash flows	1 year or less
	RMB	RMB	RMB
Trade and other payables	238,704	238,704	238,704

	June 30, 2018
Non-derivative financial instruments	Carrying amount	Contractual cash flows	1 year or less
	RMB	RMB	RMB
Trade and other payables	279,719	279,719	279,719

(c)	Market rate risk

Interest rate risk

The interest rates of cash held in bank and deposits placed with Hailiang Finance ranged from 0.35% to 1.43% per annum for the years ended June 30, 2017, and ranged from 0.35% to 1.82% per annum for the years ended June 30, 2018. The Group does not have any fixed-rate or variable-rate financial instrument other than cash and cash equivalent, and term deposits placed with a related party finance entity.

A change of 10 basis point in interest rate would have increased or decreased the Group’s post-tax profit and equity by RMB479 and RMB1,016 as of June 30, 2017 and 2018, respectively. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.

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

	Change in USD rate	Effect on profit before tax	Effect on equity
June 30, 2018	+5%	—	5,393
	-5%	—	(5,393)
June 30, 2017	+5%	—	6,046
	-5%	—	(6,046)

(d)	Fair value

The carrying amounts of financial assets and liabilities approximate their respective fair values as at June 30, 2017 and 2018, respectively, due to their short-term maturities.

(e)	Capital management

The Group actively and regularly reviews and manages its capital structure to maintain a balance between higher shareholders’ return that might be possible with higher levels of borrowings, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group is not subject to externally imposed capital requirements.

19	Related parties transactions

The Group entered into significant transactions with related parties during each of the years in the three-year period ended June 30, 2018.

(a)	The significant related party transactions are summarized as follows:

		2016	2017	2018
	Note	RMB	RMB	RMB
Loans made from a related party	(i)	—	99,603	7,609
Loans made to a related party	(i)	—	98,229	—
Interest income from deposits placed with a related party finance entity	(ii)	2,683	5,847	11,464
Net deposits/(withdrawals) of cash at a related party finance entity	(ii)	81,716	(109,998)	679,018
Term deposits placed with a related party finance entity	(ii)	1,212,430	1,953,600	204,000
Maturity of term deposits placed with a related party finance entity	(ii)	1,272,430	1,552,600	401,000
Rental expenses	(iii)	25,433	30,030	32,486
Expenses paid by a related party on behalf of the Group	(iv)	3,356	3,836	4,612
Repayment of expenses paid by a related party on behalf of the Group	(iv)	1,782	4,536	4,124
Expenses paid by the Group on behalf of a related party	(iv)	11,567	—	9,401
Repayment of expenses paid by the Group on behalf of a related party	(iv)	—	—	8,794
Payments of leasehold improvement to a related party	(iv)(v)	22,661	29,406	24,280
Purchase of healthy food from a related party	(vi)	48,517	48,298	38,323
Product sale revenue and service fee from a related party	(vii)	1,962	3,766	17,247
Service fee paid to a related party	(viii)	—	—	6,884
Waive of liability to a related party	(iii)	—	10,000	—
Gains from disposal of affiliated entities to a related party	(ix)	—	—	5,349
Acquisition payment to a related party	(x)	—	—	6,160

(b)	The significant related party balances are summarized as follows:

		2017	2018
	Note	RMB	RMB
Amount due from a related party	(i)(ii)(iii)(iv)	112,773	95,128
Cash held at a related party finance entity	(ii)	61,715	740,733
Term deposits placed with a related party finance entity	(ii)	401,000	204,000
Amount due to related parties	(i)(iii)(iv)(v)(vi)	124,841	138,215

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

(i)	On October 31, 2016, the Company provided a one-year-period loan to Hong Kong Leonit Limited (“Leonit”) amounting to USD14,500, approximately RMB98,229 (“USD Loan”). On the same date, Hailiang Consulting made a one-year-period loan from Hailiang Group Co., Ltd amounting to RMB99,603 with interest free (“RMB Loan”). On October 9, 2017, the Company agreed to extend the loan with Leonit, pursuant to which the USD Loan’s due date was extended to due October 30, 2018. Similarly, Hailiang Group and Hailiang Consulting agreed to a loan extension pursuant to which the RMB Loan was due on October 30, 2018. Through an understanding among the aforementioned parties, the USD Loans are “secured” by the RMB Loan. It is the understanding among the parties that when the USD Loan is repaid, the RMB Loan will similarly be repaid.

On December 5, 2017, the Company made a one-year-period loan from Leonit amounting to USD1,150, approximately RMB7,609, for the need of US Dollars.

The loan of RMB98,229 made to Leonit and loan of RMB7,609 made from Leonit were recognized in “Amount due from related parties”, and the loan of RMB99,603 made from Hailiang Group was recognized in “Amount due to related parties” as of June 30, 2018.

(ii)	As at June 30, 2017 and 2018, the Group has cash in a related party finance entity of RMB61,715 and RMB740,733, respectively. During the years ended June 30, 2016 and 2018, net amount of RMB81,716 and RMB679,018 were placed with Hailiang Finance, respectively. During the year ended June 30, 2017, net amount of RMB109,998 were withdrawn from Hailiang Finance. The cash in a related party finance entity are held for the purpose of meeting short-term cash commitments, such as to pay for the Group’s operating expenses at any time.

As at June 30, 2017 and 2018, the Group has term deposits with maturities ranging from three months to less than one year amounting to RMB401,000 and RMB204,000 that are placed at Hailiang Finance, respectively. During the years ended June 30, 2016, 2017 and 2018, term deposits of RMB1,212,430, RMB1,953,600 and RMB204,000 was placed with Hailiang Finance, of which RMB1,272,430, RMB1,552,600 and RMB401,000 matured, respectively. The term deposits are held for investment purpose and can be withdrawn prior to their maturity without incurring significant penalties. Such amounts have been presented as investing activities in the statements of cash flows.

The interest income from the deposits during the years ended June 30, 2016, 2017 and 2018 amounted to RMB2,683, RMB5,847 and RMB11,464, respectively.

(iii)

Each of the schools leases the school buildings and the related facilities from Hailiang Investment, a related party controlled by Mr. Feng. Haibo Education leases the office space from Nanchang Hongtou Property Management Co., Ltd, a related party owned by the Group’s non-controlling shareholder. The leasing term and rental amount of each of the three campuses and office space is as follows:

		2016	2017	2018
	Leasing Period	RMB	RMB	RMB
Foreign Language	July 1, 2009 ~ September 1, 2015	166	—	—
Experimental High	July 1, 2017 ~ June 30,2037	7,000	7,350	7,718
Tianma Experimental	July 1, 2015 ~ June 30,2035	1,600	1,680	1,764
Hailiang Education Park	September 1, 2017 ~ August 31, 2037	16,667	21,000	21,483
Haibo Education	July 1, 2017 ~ June 30,2022	—	—	1,521
Total		25,433	30,030	32,486

During the years ended June 30, 2016, 2017 and 2018, the Group paid rental fees of RMB25,783, RMB27,300 and RMB15,956, respectively. Hailiang Investment waived the 2013 and 2014 rental fees with an amount of RMB10,000 in the year ended June 30, 2017.

Amount due to Hailiang Investment was RMB739 as of June 30, 2018, which was included in the “Amount due to related parties”. The prepaid rental fee to Hailiang Investment as of June 30, 2017 was RMB14,270 which was included in the “Amount due from related parties”.

(iv)	During the years ended June 30, 2016, 2017 and 2018, Hailiang Group paid professional service fees and other expenses of RMB3,356, RMB3,836 and RMB4,612 on behalf of the Group, respectively. Such amount is due and payable on demand, and the Group repaid RMB1,782, RMB4,536 and RMB4,124 to Hailiang Group during the years ended June 30, 2016, 2017 and 2018, respectively.

As of June 30, 2016, the Group paid RMB11,567 on behalf of Hailiang Hospital for leasehold improvement, the balance has been fully returned to the Group on September 21, 2016.

During the year ended June 30, 2018, the Group paid expenses of RMB4,259, RMB2,764, RMB1,016 and RMB1,181 on behalf of Hailiang Preschool, Hailiang Kindergarten, Hailiang Investment, Hailiang Hospital, respectively. Such amounts are receivable on demand, and the related parties aforementioned repaid RMB4,422, RMB3,135, RMB1,014 and RMB163 during the year ended June 30, 2018, respectively.

The unpaid expenses due to related parties and the uncollected amount due from related parties was included in “Amount due to related parties” and “Amount due from related parties” as of June 30, 2016, 2017 and 2018, respectively.

(v)

The Group entered into a series of leasehold improvement contracts with Heng Zhong Da for the leasehold improvement of classroom buildings, dining halls, student dormitories and amount of the contracts was RMB19,680, RMB34,626 and RMB23,174 for the years ended June 30, 2016, 2017 and 2018, respectively.

As of June 30, 2018, Heng Zhong Da has provided service and improvement of RMB352,287 (RMB285,958, RMB37,231 and RMB29,098 in fiscal year 2016, 2017 and 2018), which was recorded in “Property and Equipment”. The Group has paid RMB22,661, RMB29,406 and RMB24,280 to Heng Zhong Da during the years ended June 30, 2016, 2017 and 2018, respectively. The accumulate payment included the payment of RMB11,567 on behalf of Hailiang Hospital (see Note 19 (a)(iv)) in the 2016 fiscal year. The unpaid balance of RMB19,508 as of June 30, 2018 was recognized in “Amount due to related parties”.

(vi)	The Group purchased healthy food products from Ming Kang Hui Health Food Group Co., Ltd. and Ming Kang Hui Ecological Agriculture Group Co., Ltd. (collectively referred as “Ming Kang Hui”), two companies owned by Hailiang Group, amounting to RMB48,517, RMB48,298 and RMB38,323 during the years ended June 30, 2016, 2017 and 2018, respectively. The amount due to Ming Kang Hui was RMB30,005, RMB6,876 and RMB5,386 as of June 30, 2016, 2017 and 2018, respectively.

(vii)	The products sold, services provided to related parties are as follow:

	2016	2017	2018
	RMB	RMB	RMB
Management Service Fee (1)	—	—	12,275
Service fee from Ming Kang Hui Supermarket (2)	1,962	3,766	4,556
Hotel Service Fee	—	—	268
Product Sale	—	—	148
Total	1,962	3,766	17,247

(1)	Pursuant to the strategic cooperation agreement signed with Hailiang Group and Hailiang Investment, the Group provided management services to schools acquired by Hailiang Investment, including Hubei Xiantao No.1 Middle School, Zhejiang Xinchang Nanrui Experimental School and 14 schools sponsored or operated by Nanchang Baishu Technology Co., Ltd., which is controlled by Hailiang Investment. Service fees of RMB12,275 was charged from the abovementioned schools during the year ended June 30, 2018.

(2)	The Group charged service fee from supermarkets, which are operated by Ming Kang Hui in campuses, amounting to RMB1,962, RMB3,766 and RMB4,556 during the years ended June 30, 2016, 2017 and 2018, respectively.

(viii)	The Group paid information service fee to Hangzhou Mingxin Information Technology Co., Ltd., a related party controlled by Hailiang Group, amounting to RMB6,884 during the year ended June 30, 2018.

(ix)	The gains were recognized from disposal of Hailiang Kindergarten, Tianma Kindergarten and Chuzhou School (see Note 6 (iv) for additional details), amounting to RMB3,285, RMB1,683 and RMB381 during the year ended June 30, 2018, respectively.

(x)

In August 2017, Haibo Education and Haibo Logistics were incorporated by Xinyu Baishu, an entity ultimately controlled by Mr. Feng. The contributed capital from Xinyu Baishu was RMB6,000 and RMB5,000, respectively. In January 2018, Xinyu Baishu transferred 56% equity interests in Haibo Education and Haibo Logistics to Ningbo Haoliang with considerations of RMB3,360 and RMB2,800, respectively. The considerations were equivalent to the cost of 56% of the contributed capital since Haibo Education and Haibo Logistics had no substantive operation as of the acquisition date. Haibo Education and Haibo Logistics were under common control with the Company both immediately before and after the acquisition, and the Company recognized the assets and liabilities of Haibo Education and Haibo Logistics at historical cost.

In January 2018, Xinyu Baishu also transferred the remaining 44% equity interest in Haibo Education and Haibo Logistics to Nanchang Baishu, a related party of the Company. The 44% equity interests owned by Nanchang Baishu were reocorded as non-controlling interests (see note 16).

(c)	Transactions with key management personnel

Remuneration of the directors and key management personnel of the Group for the years ended June 30, 2016, 2017 and 2018 are as follows:

	2016	2017	2018
	RMB	RMB	RMB
Compensation	6,383	7,614	8,162

Total remuneration is included in “employee benefit expenses” (Note 5).

20	Segment information

The Group’s chief operating decision maker (“CODM”) has been identified as Mr. Ming Wang, the chief executive officer of the Group, who reviewed the financial information of operating segments when making decisions to allocate resources and assess performance of the Group. For the years ended June 30, 2016 and 2017, the Group identified one operating segment, which was the provision of private K-12 educational services. During the year ended June 30, 2018, the Group identified seven segments, including K-12 educational program, after-school enrichment program, management consulting services, logistic services, educational training, overseas study consulting services and hotel management. K-12 educational program and after-school enrichment program were aggregated as a reporting segment “K-12 educational services”, since both segments offer educational services to students in schools sponsored by the Group and are regulated by local education bureau. Management consulting services and logistic services were aggregated as a reporting segment “management services”, considering that both segments provide services to schools sponsored and managed by the Group and the business nature is similar. Educational training, overseas study consulting services and hotel management were aggregated as others since individually they do not exceed 10% quantitative threshold of combined revenue, profit or assets.

The revenue and operating results by segments were as follows:

For the year ended June 30, 2016

	K-12 educational services	Management services	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Segment revenue	654,060	—	—	—	654,060
Consolidated revenue	654,060	—	—	—	654,060

Segment profit/(loss) before tax	112,944	—	—	(13,512)	99,432
Consolidated profit (loss) before tax	112,944	—	—	(13,512)	99,432
Interest income	4,900			6	4,906
Depreciation and amortization	65,986	—	—	—	65,986

For the year ended June 30, 2017

	K-12 educational services	Management services	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Segment revenue	853,295	—	—	—	853,295
Consolidated revenue	853,295	—	—	—	853,295

Segment profit before tax	165,353	—	—	2,390	167,743
Consolidated profit before tax	165,353	—	—	2,390	167,743
Interest income	5,980			729	6,709
Depreciation and amortization	111,147	—	—	—	111,147

For the year ended June 30, 2018

	K-12 educational services	Management services	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Segment revenue	1,093,933	117,057	71,332	—	1,282,322
Elimination of inter-segment transactions	—	(98,036)	(14,938)	—	(112,974)
Consolidated revenue	1,093,933	19,021	56,394	—	1,169,348

Segment profit/(loss) before tax	209,407	67,180	29,977	(9,374)	297,190
Elimination of inter-segment transactions	112,974	(98,036)	(14,938)	—	—
Consolidated profit/(loss) before tax	322,381	(30,856)	15,039	(9,374)	297,190
Interest income	7,059	24	270	4,362	11,715
Depreciation and amortization	104,225	29	9,320	—	113,574

*Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

The Group’s CODM does not review the financial position by operating segments, thus no total assets of each operating segment presented.

21	Commitments and contingencies

(a)	Capital commitments

Capital commitments, which are primarily related to the campus decoration are as follows:

	2017	2018
	RMB	RMB
Contracted, but not provided for:
Leasehold improvement	17,821	14,988

(b)	Operating lease commitments, which are primarily with a related parties, are as follows:

	2017	2018
	RMB	RMB
within one year	31,515	33,764
one year to five years	132,884	145,016
Five years thereafter	436,819	497,468
	601,218	676,248

22	Subsequent events

(a)	Establishment of new subsidiary and affiliated entity

On August 2, 2018, Zhuji Hailiang After-school Service Co., Ltd. (“Hailiang After-school Service”) was incorporated as Ningbo Haoliang’s wholly owned subsidiary. Hailiang After-school Service’s mainly engaged in the provision of after-school enrichment program. On August 2, 2018, Hailiang Management incorporated Zhejiang Mingxin International travel Co., Ltd (“Mingxin International Travel”) as its wholly owned entity. Mingxin International Travel is mainly engaged in the provision of overseas study trip for students in the Group’s affiliated and managed schools. In September 26, 2018, Zhuji Hailiang Logistics Service Co., Ltd. (“Zhuji Hailiang Logistics”) and Zhuji Hailiang Supply Chain Management Co., Ltd. (“Zhuji Hailiang Supply”) were incorporated as Ningbo Hailiang’s wholly controlled subsidiaries. Zhuji Hailiang Logistics is mainly engaged in providing logistic services for the Company’s affiliated schools. Zhuji Hailiang Supply is engaged in the provision of purchasing and transportation services for affiliated schools. In September 26, 2018, Hailiang Education International Studying Service Limited  (“Hailiang International Studying”) was established as Hailiang HK’s wholly owned subsidiary and planned to provide consulting services for oversea studies. On October 9, 2018, Pate's-Hailiang International College Company Limited (“PHIC company”) was incorporated in United Kingdom, as Hailiang International Studying’s wholly owned subsidiary. PHIC company is mainly engaged in the operation of international study programs.

(b)	Establishment and acquisition of for-profit schools

On August 28, 2018, Hailiang Management incorporated Zhuji Hailiang Foreign Language High School Co., Ltd. (“Zhuji Hailiang Foreign Language”) as the first for-profit school of the Group. As of the reporting date, nearly 1,500 students enrolled in Zhuji Hailiang Foreign Language, among which, about 1,200 students were transferred from the high school level of Hailiang Foreign Language School.

In order to expand the network coverage and/or businesses that are complementary to the Group’s core expertise in K-12 educational services, Hailiang Management entered into an Investment Cooperation Agreement to acquire 51% equity interest in Zhenjiang Jianghe High School of Art Co., Ltd. on September 28, 2018. Zhenjiang Jianghe High School of Art Co., Ltd. is a for-profit high school specializing in the arts education.

(c)	Provision of education and management services to another seven schools

Between June 30, 2018 and the date of annual report, the Company started to provide education and management services to another two private schools namely Jinhua Hailiang Foreign Language School and Feicheng Hailiang Foreign Language School, and five public schools namely Xiaoshan District Wenyan Primary School, Xiaoshan District Wenyan No. 2 Primary School, Xiaoshan District Wenyan Middle School, Hangzhou Chunhui Primary School and Hangzhou Xixing Middle School in Zhejiang province.

23	Parent company financial statement

The following presents Hailiang Education Group Inc. or parent only financial information.

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

(Amounts in thousands)

	2016	2017	2018
	RMB	RMB	RMB
Revenue	—	—	—
Cost of revenue	—	—	(2,299)

Gross profit	—	—	(2,299)
Other income, net	—	—	—
Selling expenses	—	—	—
Administrative expenses	(10,195)	(4,148)	(9,124)

Operating loss	(10,195)	(4,148)	(11,423)

Net finance expenses	(7)	(8)	(17)

Loss before tax	(10,202)	(4,156)	(11,440)
Income tax expense	—	—	—

Loss	(10,202)	(4,156)	(11,440)
Other comprehensive income (loss)-foreign currency translation differences	9,980	2,643	(3,016)

Total comprehensive loss	(222)	(1,513)	(14,456)

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2017 AND 2018

(Amounts in thousands)

	2017 RMB	2018 RMB
Assets
Other receivables from subsidiaries	20,178	20,330
Other receivable from related parties	98,229	86,997
Cash	2,508	526

Current assets	2,508	107,853

Total assets	120,915	107,853

Shareholders’ equity
Share capital	267	268
Share premium	134,584	134,583
Translation reserve	12,126	9,110
Accumulated losses	(26,063)	(37,503)

Total shareholders’ equity	120,914	106,458

Liabilities
Other payables due to third parties	—	1,393
Other payables due to related parties	1	2

Current liabilities	1	1,395

Total liabilities	1	1,395

Total shareholders’ equity and liabilities	120,915	107,853

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

(Amounts in thousands)

	2016	2017	2018
	RMB	RMB	RMB
Cash flows from operating activities
Loss for the year	(10,202)	(4,156)	(11,440)
Adjustments for:
Share based payment	1,459	—	—
Change in other payables due to third parties	(7,141)	(1,851)	1,393
Change in other payables due to a related party	(2,087)	(651)	1
Change in other receivable due from subsidiaries	(1,487)	(347)	(152)
Change in other receivable due from related parties	—	—	3,623

Net cash used in operating activities	(19,458)	(7,005)	(6,575)

Cash flows from investing activities
Loan made to a related party	—	(98,229)	—

Net cash used in investing activities	—	(98,229)	—

Cash flows from financing activities
Proceeds from issue of ordinary shares	122,369	—	—
Payment of new shares issuance cost	(7,844)	—	—
Loan made from related parties	—	—	7,609

Net cash from financing activities	114,525	—	7,609

Net foreign exchange loss/(gain)	9,980	2,642	(3,016)
Net increase/(decrease) in cash	105,047	(102,592)	(1,982)
Cash at the beginning of the year	53	105,100	2,508
Cash at end of the year	105,100	2,508	526

