Form 20-F
period 2019-06-30
Hailiang Education Group Inc.
filed 2019-09-23
CIK 1596964

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from   to

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

Tel: (+86-571) 58121974

Fax: (+86-571) 58121974

E-mail: ir@hailiangeducation.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 16 ordinary shares, par value US$0.0001 per share	HLG	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

412,450,256 ordinary shares, par value US$0.0001 per share, as of June 30, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

•	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“15 Baishu schools” are to 15 managed schools sponsored or operated by “Nanchang Baishu Technology”, in Jiangxi province, namely, Nanchang East Lake Sijihuacheng Kindergarten, Jiulixianghucheng Kindergarten, Nanchang Baishu Angel City&Fenghuang Kindergarten, Nanchang Foreign Language Jiulixianghucheng School, Nanchang Foreign Language Gaoxin School, Nanchang Maqiu Senior Middle School, Nanchang Baishu School, Yichun Baishu Foreign Language School, Yichun Baishu Foreign Language School Xuefulu Campus, Yichun Baishu Angel City&Bilingual Kindergarten, Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, NanChang Baishu Xingfu Shiguang Kindergarten, Nanchang Hualian Foreign Language Experimental School, Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, Jingdezhen Baishu School;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 16 ordinary shares;

•	“affiliated entities” are to Hailiang Management, four companies controlled by Hailiang Management including (i) Zhejiang Hailiang Mingxin Education Technology Co., Ltd., (ii) Hangzhou Hailiang Education Management Co., Ltd., (iii)Zhejiang Mingxin International Travel Co., Ltd., (iv) Shaoxing Sihai International Travel Co., Ltd.; and nine affiliated schools owned and operated by Hailiang Management, including (i) Hailiang Experimental High School (previously named Zhuji Private High School), (ii) Tianma Experimental School, (iii) Hailiang Primary School, (iv) Hailiang Junior Middle School, (v) Hailiang Senior Middle School, (vi) Hailiang High School of Art (previously named “Hailiang Art Middle School”), (vii) Hailiang Foreign Language School, (viii) Zhuji Hailiang Foreign Language High School Co., Ltd., and (ix) Zhenjiang Jianghe High School of Art Co., Ltd.;

•	“affiliated schools” are to 9 schools that we, through Hailiang Management, control and act as sponsor to, as of June 30, 2019, including (i) Hailiang Primary School, (ii) Hailiang Junior Middle School, (iii) Hailiang Senior Middle School, (iv) Hailiang High School of Art, (v) Tianma Experimental School, (vi) Hailiang Experimental High School, (vii) Hailiang Foreign Language School; (viii) Zhuji Hailiang Foreign Language High School Co., Ltd. and (ix) Zhenjiang Jianghe High School of Art Co., Ltd.;

•	“Beize Group” are to “Zhejiang Beize Group Co., Ltd.” (previously named “Zhejiang Zhongyida Investment Co., Ltd.”) a PRC company controlled by Mr. Feng and is a 0.1% record shareholder of Hailiang Management.

•	“fiscal year” are to the period from July 1 of each calendar year to June 30 of the following calendar year;

•	“Zhongkao” are to high school entrance examinations administered in China;

•	“Gaokao” are to university entrance examinations administered in China;

•	“Art Joint Examination” are to art university and college entrance examinations administered in China. Student enrolled in art education program are required to attend both Art Joint Examination and Gaokao;

•	“graduate class” are to the class of students graduated or graduating at the end of a school year;

•	“Student attendances” are to the cumulative total number of courses and/or services enrolled in and paid for by our students during a certain period, including multiple courses and/or services enrolled in and paid for by the same student;

•	“Haibo Logistics” are to Jiangxi Haibo Logistics Management Co., Ltd., a subsidiary of the Company, where Mr. Honggen Min holds 44% of the equity through his wholly owned company, Nanchang Baishu Education Group (“Nanchang Baishu Education”), and Ningbo Haoliang holds 56%;

•	“Hailiang After-school” are to Zhuji Hailiang After-school Service Co., Ltd., incorporated on August 2, 2018 as a wholly owned subsidiary of Ningbo Haoliang;

•	“Hailiang Consulting” are to Zhejiang Hailiang Education Consulting and Services Co., Ltd., our wholly owned PRC subsidiary;

•	“Haibo Education” are to Jiangxi Haibo Education Management Co., Ltd., a subsidiary of the Company, where Mr. Honggen Min holds 44% of the equity through his wholly owned company, Nanchang Baishu Education Group (“Nanchang Baishu Education”), and Ningbo Haoliang holds 56% of the equity;

•	“Hailiang Finance” are to Hailiang Group Finance Co., Ltd., a related party;

•	“Hailiang Group” are to Hailiang Group Co., Ltd., a related party;

•	“Hailiang HK” are to “Hailiang Education (HK) Limited,” our wholly owned subsidiary incorporated in Hong Kong which holds 100% of the equity interest in Hailiang Consulting;

•	“Hailiang Inc.” are to “Hailiang Education Group Inc.,” our listed entity incorporated in the Cayman Islands;

•	“Hailiang International Studying” are to “Hailiang Education International Studying Service Limited”, Hailiang HK’s wholly owned subsidiary incorporated on September 26, 2018 in Hong Kong;

•	“Hailiang Investment” are to “Hailiang Education Investment Group Co., Ltd.” a company controlled by our ultimate controlling shareholder, Mr. Feng. Hailiang Investment previously was named “Hailiang Education Management Group Co., Ltd.”;

•	“Hailiang Management” are to Hailiang Education Management Group Co., Ltd., an entity in which we do not hold any equity interests but which we control through various contractual arrangements. Hailiang Management was previously named “Zhejiang Hailiang Education Investment Group Co., Ltd.”;

•	“Hailiang Mingxin” are to Zhejiang Hailiang Mingxin Education Technology Co., Ltd., Hailiang Management’s wholly owned subsidiary incorporated on August 9, 2017 as a PRC corporation;

•	“Hailiang Sports” are to “Ningbo Hailiang Sports Development Co., Ltd.”, incorporated on May 18, 2018, as a wholly owned subsidiary of Hailiang Consulting;

•	“Zhuji Nianxin Lake Hotel” are to Zhuji Nianxin Lake Hotel Co. Ltd., Hailiang Consulting’s wholly owned subsidiary was incorporated on September 22, 2017 as a PRC corporation;

•	“Hangzhou Hailiang” are to “Hangzhou Hailiang Education Management Co., Ltd.” incorporated on June 19, 2018, as a wholly owned subsidiary of Hailiang Management;

•	“managed schools” are to schools we operate by providing education and management service, but do not own or sponsor, as of June 30, 2019, including Jiulixianghucheng Kindergarten, Nanchang Baishu Angel City&Fenghuang Kindergarten, Nanchang Foreign Language Jiulixianghucheng School, Nanchang Foreign Language Gaoxin School, Nanchang Maqiu Senior Middle School, Nanchang Baishu School, Yichun Baishu Foreign Language School, Yichun Baishu Foreign Language School Xuefulu Campus, Yichun Baishu Angel City&Bilingual Kindergarten, Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, Nanchang Baishu Xingfu Shiguang Kindergarten, Nanchang Hualian Foreign Language Experimental School, Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, Jingdezhen Baishu School, Xinchang Nanrui Experimental School, Xiantao No.1 Middle School, Xiaoshan District Wenyan Primary School, Xiaoshan District Wenyan No. 2 Primary School, Xiaoshan District Wenyan Middle School, Feicheng Hailiang Foreign Language School, Hangzhou Chunhui Primary School, Hangzhou Xixing Middle School, Jinhua Hailiang Foreign Language School, Nanchang East Lake Sijihuacheng Kindergarten, Hailiang Kindergarten, Zhuji Hailiang Jinshan Kindergarten, and Tianma Kindergarten.

•	“Mr. Feng” are to Mr. Hailiang Feng, our founder and ultimate controlling shareholder. Mr. Feng served as the chairman and chief executive officer of our group, held directorships and management roles in our subsidiaries and affiliated entities until November 2014. Mr. Feng is the founder and chairman of the board of directors of Hailiang Group;

•	“Nanchang Baishu Technology” are to Nanchang Baishu Technology Co., Ltd., a related party of the Company as controlled by Hailiang Investment;

•	“Ningbo Hailiang” are to Ningbo Hailiang Education Logistics Management Co. Ltd., incorporated on June 22, 2017 as a wholly owned subsidiary of Hailiang Consulting;

•	“Ningbo Haoliang” are to Ningbo Haoliang Information Consulting Co., Ltd., incorporated on June 20, 2017, as a wholly owned subsidiary of Hailiang Consulting;

•	“our company,” “we,” “us,” “our” or “our group” are to Hailiang Inc. and, unless the context otherwise requires, all of their subsidiaries and affiliated entities;

•	“our schools” are to both affiliated schools and managed schools as of June 30, 2019, including Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School, Hailiang High School of Art, Zhenjiang Jianghe High School of Art, Zhuji Hailiang Foreign Language High, Tianma Experimental School, Hailiang Experimental High School, Hailiang Foreign Language School, Jiulixianghucheng Kindergarten, Nanchang Baishu Angel City&Fenghuang Kindergarten, Nanchang Foreign Language Jiulixianghucheng School, Nanchang Foreign Language Gaoxin School, Nanchang Maqiu Senior Middle School, Nanchang Baishu School, Yichun Baishu Foreign Language School, Yichun Baishu Foreign Language School Xuefulu Campus, Yichun Baishu Angel City&Bilingual Kindergarten, Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, Nanchang Baishu Xingfu Shiguang Kindergarten, Nanchang Hualian Foreign Language Experimental School, Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, Jingdezhen Baishu School, Xinchang Nanrui Experimental School, Xiantao No.1 Middle School, Xiaoshan District Wenyan Primary School, Xiaoshan District Wenyan No. 2 Primary School, Xiaoshan District Wenyan Middle School, Feicheng Hailiang Foreign Language School, Hangzhou Chunhui Primary School, Hangzhou Xixing Middle School, and Jinhua Hailiang Foreign Language School , Nanchang East Lake Sijihuacheng Kindergarten, Hailiang Kindergarten, Zhuji Hailiang Jinshan Kindergarten, and Tianma Kindergarten.

•	“PHIC company” are to “Pate's - Hailiang International College Company Limited”, Hailiang International Studying’s wholly owned subsidiary incorporated on October 9, 2018 in United Kingdom;

•	the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“school year” are to the period from September 1 of each calendar year to June 30 of the following calendar year;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“Zhejiang Mingxin International Travel” are to “Zhejiang Mingxin International Travel Co., Ltd.” incorporated on August 2, 2018, as a wholly owned subsidiary of Hailiang Management;

•	“Zhenjiang Jianghe High School of Art” are to Zhenjiang Jianghe High School of Art Co., Ltd., acquired on October 31, 2018, which is 51% owned by Hailiang Management.

•	“Zhuji Hailiang Foreign Language High” are to “Zhuji Hailiang Foreign Language High School Co., Ltd.” incorporated on August 28, 2018, as a wholly owned subsidiary of Hailiang Management.

•	“Zhuji Hailiang Logistics” are to “Zhuji Hailiang Logistics Service Co., Ltd.”, Ningbo Hailiang’s wholly owned subsidiary incorporated on September 26, 2018 as a PRC corporation;

•	“Zhuji Hailiang Supply” are to “Zhuji Hailiang Supply Chain Management Co., Ltd.”, Ningbo Hailiang’s wholly owned subsidiary incorporated on September 26, 2018 as a PRC corporation;

•	“Hangzhou Hailiang International Studying” are to “Hangzhou Hailiang International Studying Service Co., Ltd.”, incorporated on October 22, 2018, as a wholly owned subsidiary of Hailiang Consulting;

•	“Hangzhou Hailiang Study Trip” are to “Hangzhou Hailiang Study Trip Co., Ltd.”, Hailiang Consulting’s wholly owned subsidiary was incorporated on December 3, 2018 as a PRC corporation;

Names of certain companies provided in this annual report on Form 20-F are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements as of June 30, 2018 and 2019 and each of the three years ended June 30, 2019.

This annual report on Form 20-F contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.8650 to US$1.00, the noon buying rate in effect on June 28, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve bank. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On September 13, 2019, the noon buying rate was RMB7.0754 to US$1.00.

We completed an initial public offering of 2,858,000 ADSs on July 6, 2015. On July 7, 2015, we listed our ADSs on the NASDAQ Global Market under the symbol “HLG.”

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended June 30, 2017, 2018 and 2019, and the selected consolidated statements of financial position data as of June 30, 2018 and 2019, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of profit or loss and other comprehensive income data for the years ended June 30, 2015 and 2016 and the selected consolidated statements of financial position data as of June 30, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements that are not included in this annual report. The consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board. Historical results are not necessarily indicative of the results for any future periods.

	Years Ended June 30,
	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2019 RMB	2019 USD
	(In thousands, except per share data)
Selected consolidated statements of profit or loss and other comprehensive income Data:
Revenue	514,787	654,060	853,295	1,169,348	1,499,025	218,358
Cost of revenue	(334,528)	(498,944)	(648,482)	(804,674)	(1,026,903)	(149,585)
Gross profit	180,259	155,116	204,813	364,674	472,122	68,773
Other income, net	2,460	1,756	6,325	3,689	25,100	3,656
Selling expenses	(15,540)	(16,753)	(21,902)	(24,539)	(25,003)	(3,642)
Administrative expenses	(33,334)	(36,153)	(28,385)	(63,374)	(72,661)	(10,584)
Disposal loss of leasehold improvement	—	(10,286)	—	—	—	—
Operating profit	133,845	93,680	160,851	280,450	399,558	58,203
Gain on disposal of affiliated entities	—	—	—	5,349	—	—
Net finance income	7,149	5,752	6,892	11,391	24,935	3,632
Profit before tax	140,994	99,432	167,743	297,190	424,493	61,835
Income tax expenses	—	—	—	(66,288)	(108,713)	(15,836)
Net profit	140,994	99,432	167,743	230,902	315,780	45,999

Net profit attributable to non-controlling interests	—	—	—	8,314	22,359	3,257
Net profit attributable to the Company’s shareholders	140,994	99,432	167,743	222,588	293,421	42,742

Basic and diluted earnings per share (1)	0.39	0.24	0.41	0.54	0.71	0.10
Net profit	140,994	99,432	167,743	230,902	315,780	45,999
Other comprehensive income/(loss), net of nil income tax	29	8,437	2,202	(2,542)	3,310	482
Total comprehensive income	141,023	107,869	169,945	228,360	319,090	46,481

Total comprehensive income attributable to non-controlling interests	—	—	—	8,314	22,359	3,257
Total comprehensive income attributable to the Company’s shareholders	141,023	107,869	169,945	220,046	296,731	43,224

(1)	After giving effect to a share split effected on December 23, 2014, following which each of our previously issued ordinary shares was subdivided into ten ordinary shares.

	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	USD
Selected consolidated Statements of Financial Position Data:
Cash and cash equivalents	233,379	291,011	77,801	812,620	260,684	37,973
Total assets	857,516	1,132,962	1,399,010	1,884,850	2,502,912	364,590
Total equity	697,815	921,668	1,101,613	1,334,813	1,689,247	246,066
Current liabilities	159,701	211,294	297,397	550,037	806,395	117,465
Total liabilities	159,701	211,294	297,397	550,037	813,665	118,524

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Relating to Our Business and Industry

We may be unable to charge tuition at a sufficient level to be profitable or raise tuition as planned.

Our results of operations are affected by the pricing of our educational programs and services. We charge tuition and/or service fees based on a student’s grade level and whether the student attends our basic educational program, international program or other ancillary educational services. Tuition and/or service fees we charge includes 1) the provision of the curriculum education services, after-school enrichment services, accommodations, transportation services and other ancillary school activities, 2) delivery of educational books and related materials, and 3) meal catering services. Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our educational programs, the cost of our education and non-education services and the tuition and the fees charged by our competitors. Although we have been able to increase tuition in the past, there is no guarantee that we will be able to maintain or increase our tuition in the future.

In addition, the tuition we charge for some of our educational programs is subject to regulatory restrictions. See “–—The tuition, accommodation and other fees charged by our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled.” Furthermore, the tuition we charge is subject to a number of other factors beyond our control such as the perception of our brand, the academic success of our students, our ability to hire qualified teachers and economic conditions generally and particularly in Zhuji city and Zhenjiang City, where, as of June 30, 2019, our affiliated schools are located. Any significant deterioration in these factors could have a material adverse effect on our ability to charge tuition at a sufficient level for us to be profitable.

We may fail to continue to attract and retain students in our schools.

The success of our business largely depends on the number of students enrolled in our current affiliated schools and in any new schools we may establish or acquire in the future, as well as on the amount of tuition our students and parents are willing to pay. Therefore, our ability to continue to attract students to enroll in our schools is critical to the continued success and growth of our business. The success of our efforts to enroll students will depend on several factors, including without limitation our ability to:

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

Our teachers are critical to maintaining and improving the quality of our educational programs and services, and to supporting the expansion of our affiliated school network and educational programs and services, thus maintaining our brand and reputation. We must continue to attract qualified teachers who have a strong command of their subject areas and who meet our qualifications. Currently, there is a well-publicized nationwide shortage of teachers and other educational professionals in the PRC. There is also a limited number of teachers in China with the necessary experience, expertise and qualifications that meet our requirements. We also must provide competitive compensation packages to attract and retain qualified teachers.

Our teacher retention rates as of June 30, 2017, 2018 and 2019 were 95.1%, 91.5%, and 93.3%, respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period). In addition, we plan to increase the proportion of students enrolled in our international program and increase course offerings. Doing so will require a greater number of teachers from overseas. As the market for qualified foreign teachers is extremely competitive, we cannot guarantee that we can maintain or increase our number of foreign teachers. Shortages of qualified teachers, or significant decreases in the quality of our educational programs and services, whether actual or perceived in one or more of our schools, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. In addition, we may not be able to hire and retain enough qualified teachers to maintain consistent teaching quality in different locations should we establish and/or acquire additional schools as anticipated. Further, any inability to retain teachers may adversely affect our Hailiang brand and significantly increasing teacher salaries may have a material adverse effect on our business, financial condition and results of operations.

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

We have experienced growth in revenue in recent years. Our historical growth was driven by both the expansion of our existing schools as well as by our acquisition of an additional school in the 2019 fiscal year. In addition, our growth in the past three fiscal years was primarily driven by the increase in levels of tuition fees we charge our students.

Our financial condition and results of operations may fluctuate due to a number of other factors, such as expansion and related costs in a given period, our ability to maintain and increase our profitability and to enhance our operational efficiency, increased competition and market perception and acceptance of any newly introduced educational programs in any given year. In addition, while we plan to increase the proportion of our students enrolled in our international program, there is no guarantee that we will be able to do so successfully. Furthermore, we may not be successful in continuing to increase the number of students admitted to the schools we operate, and we may not be as successful as we expect in identifying and acquiring or sponsoring additional schools.

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

The tuition charged by our affiliated schools and student enrollment at these affiliated schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled.

The regulatory authorities in China, at both the national and local levels, have broad powers to regulate the tuition, accommodation and other fees charged by K-12 schools as well as the student enrollment levels at these schools. As a result, new regulations could adversely impact the tuition we may charge for our school programs and the level of student enrollment at our schools. In particular, the regulatory authorities impose a maximum ceiling on the amount of tuition we can charge. For example, the ceiling on tuition and accommodation expenses we can charge for our basic educational program in 2018/2019 school year was set out by the Zhuji branch of the MOE in August 2016, which are RMB60,000 per student, RMB65,000 per student and RMB70,000 per student for primary school, middle school and high schools respectively. The most recent ceiling on tuition and accommodation expenses we can charge for our basic educational program was set out by the Zhuji branch of the MOE in August 2019, which are RMB62,000 per student, RMB66,000 per student and RMB74,000 per student for primary school, middle school and high schools respectively. The international program of our affiliated schools are not currently subject to ceiling limitation on the amount of tuition we can charge as long as the tuitions we charge for our international programs are record-filed with local authorities and approved. Pursuant to the registration documents filed with local authorities for the 2018/2019 and 2019/2020 school year, we are approved to charge RMB 78,000 to RMB 176,000 and RMB86,000 to RMB200,000 respectively for our international program. In the 2018/2019 school year, we charged an average tuition per student for the primary school, middle school and high school education under our basic educational program of RMB43,510, RMB43,483 and RMB44,877, and an average tuition per student for international program of RMB90,339. The tuition limitation is reviewed by regulatory authorities on a periodic basis. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education—The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).” In addition, the Zhejiang provincial government has set a maximum number of high school students we can admit from cities other than Zhuji in Zhejiang province to our basic educational program, after consultation with us. In the 2018/2019 school year, the maximum number of such high school students was set at 620 for Hailiang Experimental High School, 140 for Hailiang Senior Middle School and 220 for Hailiang High School of Art. We generally recruit students at the maximum level set by the government in Zhejiang province and additional students from other provinces. We may not admit more than the number that is approved by the regulatory authority. There is currently no limit as to the number of students we may admit for our international program. In light of the significant increase in tuition and other education-related fees in recent years, regulatory authorities may impose stricter price control on educational charges in the future. As part of their efforts to regulate the private education industry, regulatory authorities may also impose stricter student annual enrollment quotas. If the fees were to decrease or were not allowed to increase in line with increases in our costs, or if student enrollment at our private K-12 schools were otherwise restricted, our business, financial condition and results of operations may be materially and adversely affected.

Presently, the services we provide to our managed schools are partially but not wholly dependent upon the size of the student population, and are not dependent upon the tuition levels. We are uncertain how our revenues would be impacted in the event the respective local governments of our managed schools were to decide to limitations on student numbers.

We are exposed to concentration risks as most of the affiliated schools we own are currently located in a single city.

Most of the affiliated schools we own are currently located in Zhuji city in Zhejiang province. While we continue our expansion into other cities in the future, we anticipate that a significant part of our business operations in the short-term will continue to be in Zhuji city. As such, we would be materially and adversely affected if new regulations relating to the private K-12 education business were adopted in Zhejiang province or Zhuji city that placed additional restrictions or burdens on us.

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

Our business and results of operations are highly dependent upon the acceptance, development and expansion of the market for private for-profit K-12 educational services in China. The K-12 private school market started to develop in the early 1990s in China and has grown significantly due to favorable policies enacted by the Chinese government. We founded our first K-12 school in 1995. In 1997, the State Council of the PRC promulgated the first regulation to promote the private education industry in China. However, investors of private schools were not permitted to retain reasonable return in China until 2003 when the Law of the People’s Republic of China on the Promotion of Privately-run Schools became effective. The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education (the “2016 Private Education Law”), effective on September 1, 2017. Pursuant to the 2016 Private Education Law, sponsors of private schools may choose to register their schools as either non-profit or for-profit schools but sponsors are not permitted to register for-profit schools that provide compulsory education services. Nevertheless, favorable policies and laws provide continuous support and establish standardization of China’s private education industry, which in turn boosts the confidence of students and parents in the industry.

Nevertheless, we face uncertainty as to whether favorable policies and laws will be adverted by the government. Additionally, as a private education provider, we charge relatively higher fees for our affiliated schools in comparison with public schools. The development of this market has been accompanied by significant press coverage and public debate concerning the management and operation of private for-profit schools. Significant uncertainty remains in China as to public acceptance of this business model. If this model fails to gain wide acceptance among the general public, especially among students and their parents, our results of operations will be adversely affected.

Based on the recent development of PRC law, there is significant uncertainty relating to the application and interpretation of PRC law as it relates to the promotion of the private for-profit education industry. The 2016 Private Education Law (as defined below) and its implementing rules might limit our ability to receive profit distributions from our affiliated schools in the future.

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education (the “2016 Private Education Law”), effective on September 1, 2017. On December 29, 2018, the Decision of the Standing Committee of the National People’s Congress on Amending the Seven Laws of the Labor Law of the People’s Republic of China was promulgated by Order No.24 of the President of the PRC and took into effect on the same date, which made two minor adjustments to Article 26 and Article 64 of the 2016 Private Education Law. These minor adjustments do not affect the Company’s business and operations. Pursuant to the 2016 Private Education Law, sponsors of private schools may choose to register their schools as either non-profit or for-profit schools. Sponsors of for-profit private schools are entitled to receive the profits or proceeding distributed from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools.

Pursuant to the 2016 Private Education Law, sponsors are not permitted to register for-profit schools that provide compulsory education services, which covers grades one to nine which grades account for a significant portion of our for-profit K-12 education business. However, the 2016 Private Education Law does not provide for a definitive time line for existing schools to re-register/change their for-profit or non-profit status. As of the date of this annual report on Form 20-F, we have not received any notice from the regulatory bodies regarding re-registration. The State Council and certain provinces including the Zhejiang province have promulgated implementing rules (in the form of Opinions) for the 2016 Private Education Law. Zhejiang province has promulgated implementing rules that all schools located in Zhejiang province are required to re-register and/or change their for-profit or non-profit statuses before 2022. Except for Zhuji Hailiang Foreign Language High and Zhenjiang Jianghe High School of Art, we intend to maintain the current statuses of our affiliated schools (as re-registration is not required at this time under the 2004 Implementation Rules for Private Education Laws currently effective) until we have obtained better clarity on the application of the 2016 Private Education Law. In the future, we might redefine and evolve our business model in response to the changes in law, which may include, without limitation, an increased emphasis on leveraging our knowledge and expertise in school operations by providing education and management services to various schools we operate or partner with. As advised by our PRC counsel, our right to receive the service fees from our affiliated and managed schools does not contravene any PRC laws and regulations. However, if local governments deem that our new business plan fails to meet the revised local regulations, or if our new business plan fails to generate sufficient revenue, we may be unable to grow our business and the market price of our ADSs could be materially and adversely affected.

Hailiang Consulting has entered into contractual arrangements with Hailiang Management, the entity that owns and sponsors each of our affiliated schools, pursuant to which Hailiang Consulting provides service to our affiliated schools in exchange for the payment of service fees. As advised by our PRC counsel, our right to receive the service fees from our affiliated and managed schools does not contravene any PRC laws and regulations and that payment of service fees under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our affiliated schools under the PRC laws and regulations. However, if the relevant PRC government authorities take a different view, or if 2016 Private Education Law were to be implemented and interpreted in a manner that deems our current business practices to be in violation, our business, financial condition and results of operations may be materially and adversely affected.

We may fail to successfully develop and introduce new educational programs and services.

One of our growth strategies is to continue to maintain and introduce diversified educational programs and services. We may also need, from time to time, to introduce additional educational programs and services and to meet market demand. The future success of our business depends partly on our ability to develop new educational programs and services. The planned timing or introduction of new educational services and programs is subject to risks and uncertainties. Actual timing may differ materially from any originally proposed timeframes. Unexpected operational, technical or other issues could delay or prevent the introduction of one or more of our new educational programs and services. In addition, significant investment of human capital, financial resources and management time and attention may be needed based on a particular feature of our newly introduced educational programs. If we fail to manage the expansion of our portfolio of educational programs efficiently and cost-effectively, our business could be negatively affected. Moreover, we cannot assure you that any of our new programs and services will achieve market acceptance or generate incremental revenue or that our operation of such new programs and services will comply with our business scope or applicable licensing requirements. If our efforts to develop, market and sell our new educational programs and services to the market are not successful, our business, financial position and results of operations could be materially and adversely affected.

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

For example, a significant part of our educational services focuses on middle school and high school education. There are continual changes in the focuses of the subjects and questions tested on standardized tests, such as the Zhongkao and the Gaokao, the two most significant tests for Chinese students. These tests are administered by local government authorities and are critical in determining admission into high school, in the case of the Zhongkao, and college, in the case of the Gaokao. The format of these tests and the manner in which such standardized tests are administered are also changing, especially in Zhejiang province, one of the pioneers in educational reform and innovation. In particular, in 2009, Zhejiang Province implemented its new Gaokao regime, where two new types of evaluations, namely the High School Graduation Exam and the Comprehensive Quality Evaluation, were incorporated into the undergraduate admission process. The new regime also allowed universities to use their self-designed tests, as opposed to the standard tests designed by the government, in their admission process. In addition, on a national level, some top universities in China, including Tsinghua University and Peking University, have been allowed to recruit a certain percentage of students through independently administered tests and admission procedures in recent years. While college applicants are still required to have a Gaokao score above a certain threshold, the Gaokao scores for these applicants will not be the sole determining factor in the admission process. In 2019 90 universities and colleges were allowed to recruit students through independently administered tests and admission procedures.

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

The private K-12 education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. See “Item 4. Information on the Company—B. Business Overview—Competition” for more information relating to the competitive landscape of the industry in which we compete. Competition could result in loss of market share and revenue, lower profit margins and limitations on our future growth. Some of our competitors, particularly public schools, have governmental support in forms of government subsidies and other payments or fee reductions. These competitors may devote greater resources, financial or otherwise, than we can to student recruitment, campus development and brand promotion and respond more quickly than we can to changes in student demands and market needs. Our student enrollment and retention may decrease due to intense competition. We may be required to reduce tuition and other fees or increase spending in response to competition in order to attract or retain students or pursue new market opportunities. As a result, our revenue, profit and profit margin may decrease. With respect to the services we provide to our managed schools, we are one of the pioneers in the industry to provide education and management services but we also compete with specialized education and non-education service providers who provide services in their respective specialized fields, such as admission, financial, human resources, IT and internal audit. As such, we may not be able to compete effectively and efficiently. We cannot assure you that we will be able to compete successfully against current or future competitors, and subject to PRC laws, either party of the education and management service agreement has the right to dissolve the contract at any time. If we are unable to maintain our competitive position or otherwise fail to respond to competitive pressures effectively, we may lose market share, including, among other things, the number and student enrollments of our managed schools, and our business, financial condition and results of operations may be materially and adversely affected.

We have limited experience generating net income from some of our newer service offerings providing education and management services to schools and may not achieve expected results from these newer service offerings.

We have been engaged to provide various education and management services to our managed schools, and have expanded to provide education and non-education, value-added services to our affiliated school. But we have limited experience providing education and management services at a mass level. We may devote significant resources to our newer service offerings, but fail to achieve expected results from such newer service offerings. If such newer service offerings are not well accepted, we may not achieve our expected expansion to service offerings. As a result, our overall business and results of operations, including, among other things, the number and student enrollments of our managed schools, may be materially and adversely affected.

We may experience declines in our margins due to the expansion of our business and addition of new business models.

Many factors may result in a decline of our margins. For example, our gross margin may decrease as costs incurred in the expansion of our business, affiliated school network and education and management services increase faster than our revenues. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. In recent years, we have experienced fluctuations in our margins, there can be no assurance that our margins will not continue to decline in the future.

We may not be able to integrate businesses we acquired or plan to acquire in the future, which may adversely affect our business growth.

We acquired 51% controlling interest in Zhenjiang Jianghe High School of Art (from its founders), a for-profit high school specializing in the arts education pursuant to an Investment Cooperation Agreement dated September 28, 2018. We also plan to selectively acquire schools to expand our network coverage and/or businesses that are complementary to our core expertise in K-12 education. We cannot assure you that we will be able to integrate the acquired businesses with our existing operations, and we may incur significant financial resources to streamline the operation of the acquired businesses under our internal control requirements and divert substantial management attention to the transition of the acquired businesses before achieving full integration. In addition, the businesses and schools we acquire may be loss making or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time we acquire them, which may impact our ability to realize the expected benefits from the acquisition or our financial performance. If we fail to integrate the acquired businesses in a timely manner or at all, we may not be able to achieve the anticipated benefits or synergy from the acquired businesses, which may adversely affect our business growth.

We may not be able to manage our business expansion and strategic acquisitions effectively.

We plan to continue to expand our presence through organic growth, the asset-light approach, and strategic acquisitions. In particular, to support our continued growth and to strengthen our market share in the region in which we currently operate, we need to establish or acquire new schools, and obtain rights to operate new schools. We also need to establish or acquire new schools in other regions to expand geographically. Expansion has resulted, and will continue to result, in substantial demands on our management and on our operational, technological and other resources. We intend to expand our asset-light approach, where we operate and manage K-12 schools pursuant to consulting and management agreements, or act as these schools’ sponsor without acquiring ownership of land and facilities in such schools. However, such expansion is also associated with substantial risks and uncertainties, including our ability to generate sufficient revenue to offset the costs and expenses of operating and managing the schools, including the possibility of failure to achieve the intended revenue and other benefits expected from the asset-light model, and the diversion of resources and management attention from our existing businesses.

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

We have entered into cooperative relationships with various overseas schools and institutions to provide resources for our international program. We derive direct benefits from these relationships such as the ability to offer more diverse programs and classes, the ability to charge a premium for the programs we teach with other education service providers and the progress of establishing additional schools cooperated with international educational service providers. We also derive indirect benefits from these relationships such as enhancement of our Hailiang brand and reputation, and exposure to overseas educational methods and experiences.

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

We may not be able to renew leases or obtain leases for our affiliated schools and companies at reasonable terms.

We lease real properties used by our affiliated schools and companies with a total site area of approximately 1.13 million square meters as of June 30, 2019, among which, approximately 1.1 million square meters are rented from Hailiang Investment which is controlled by Mr. Feng, our ultimate controlling shareholder and approximately 30,000 square meters from Zhenjiang Municipal Bureau of Land and Resources for Zhenjiang Jianghe High School of Art. Historically, we recorded rental expenses paid to Hailiang Investment of RMB30.0 million, RMB31.0 million, and RMB31.5 million (approximately US$4.6 million) for these properties which amounted to 3.5%, 2.7%, and 2.1% of our revenue in the 2017, 2018 and 2019 fiscal years, respectively.

The terms of our current leases for campuses in Zhuji city, approximately 1.1 million square meters rented from Hailiang Investment which is controlled by Mr. Feng, our ultimate controlling shareholder, are for nineteen years since July 1, 2018. The leases contain priority renewal provisions which provide that we have the right of first refusal to renew each lease upon the expiration of the lease, provided we notify lessor six months in advance. Under the lease agreements, we can terminate the lease at any time without cause, provided we notify the lessor in writing three months in advance. Hailiang Investment may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days or use of the properties for illegal activities. To terminate the leases for other causes, Hailiang Investment would have to give us written notice one year in advance and obtain our consent to such termination. We and Hailiang Investment entered into a series of lease supplemental agreements, pursuant to which we agreed to prepay rental fees of RMB540.5 million (approximately US$78.7 million) for the entire remaining lease period from July 1, 2019 to June 30, 2037. On September 12, 2019, the rental fees of RMB540.5 million (approximately US$78.7 million) were fully paid. However, there is no assurance that Hailiang Investment will observe its obligations under these lease agreements. As a result, at the end of each year or the term of the lease, we may fail to continue to lease the properties. We may be forced to relocate the affected operations to a new location, which could involve substantial rent increases and material business interruption.

In addition, we cannot assure you that the lessor has duly obtained the title certificates of the properties subject to our leases or otherwise has the right to lease the properties. In particular, as of June 30, 2019, the lessor, Hailiang Investment which is controlled by Mr. Feng, our ultimate controlling shareholder, has failed to provide title certificates to properties associated with Tianma Experimental School and part of Hailiang Education Park that has an aggregate gross site area of approximately 545,000 square meters, representing 48.02% of all of our leased properties as of June 30, 2019. If any of our leases were terminated as a result of challenges by third-parties or governmental authorities, we may be forced to relocate the affected operations and incur significant expenses. We might also be liable or incur costs associated with potential defects in the properties we lease. We may also be required to pay fines or damages as a result of our use of such properties. There is no assurance that we may find suitable replacement sites in a timely manner on terms acceptable to us.

As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by or pending before any governmental authorities with respect to our leased properties. We have not received any notice of claim from any third-party for our use of such leased properties. However, if any of these risks materializes, our business, financial condition and results of operations may be materially and adversely affected. See “Item 4. Information on the Company—D. Property, Plants and Equipment” for more information.

Accidents or injuries may occur at our schools, which could affect our reputation and student retention and enrollment.

We could be held liable for the accidents or injuries or other harm to students or other people at our schools, including those caused by or otherwise arising in connection with our school facilities or employees. We could also face claims alleging that we were negligent, provided inadequate maintenance to our school facilities or supervision to our employees and therefore should be held liable for accidents or injuries suffered by our students or other people at our schools. In addition, if one of our students commits acts of violence, we could face allegations that we failed to provide adequate security or were otherwise responsible for his or her actions. For example, there is a shooting range on the campus of Hailiang Education Park. Although the guns used for practice are airguns and the shooting range is staffed with professional coaches and restricted by tight security, accidents or intentional misuse of these airguns may still occur. Our schools may be perceived to be unsafe, which may discourage prospective students from attending our schools. Although we maintain certain liability insurance, this insurance coverage may not be adequate to fully protect us from these kinds of claims. In addition, we may not be able to obtain liability insurance in the future at reasonable prices or at all. A liability claim against us or any of our employees could adversely affect our reputation and student enrollment and retention. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

There are risks associated with our use of the Hailiang Education Park.

In September 2016, Hailiang Investment, a company controlled by our ultimate controlling shareholder, Mr. Feng, completed the construction of the Hailiang Education Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters. See “Item 4. Information on the Company—B. Business Overview—Hailiang Education Park.”

On November 18, 2015, we entered into a lease agreement with Hailiang Investment regarding Hailiang Education Park. The term of the lease is twenty years and the rental fee in the first year is RMB20.0 million and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Investment.

On December 29, 2017, we and Hailiang Investment mutually terminated the above-mentioned lease agreement and entered into five new lease agreements with Hailiang Investment regarding Hailiang Education Park, in order to allocate lease fees to each school occupying the Hailiang Education Park according to their respective gross floor areas.

On April 28, 2019, we and Hailiang Investment mutually terminated the above-mentioned lease agreement and entered into eight new lease agreements with Hailiang Investment regarding Hailiang Education Park, in order to allocate lease fees to the respective schools and subsidiaries according to their used gross floor area.

Our affiliated schools and subsidiaries entered into eight Supplemental Agreements with Hailiang Investment respectively regarding Hailiang Education Park, effectively as of July 1, 2019, pursuant to which our eight affiliated schools and subsidiaries prepaid the rental fee for the remaining 18 years within 30 days from the date of agreements. See “Item 4. Information on the Company—B. Business Overview—Hailiang Education Park.”

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

We cannot assure you that materials and other educational content used in our schools and programs do not or will not infringe intellectual property rights of third-parties. As of June 30, 2019, and as of the date of this annual report on Form 20-F, except as disclosed in “Item 4. Information on the Company – B. Business Overview – Legal Proceedings” below, we have not experienced any claims for intellectual property infringement. However, there is no guarantee in the future that third-parties will not claim that we have infringed on their proprietary rights. For example, our educational materials may include test questions that are developed based on actual questions of tests administered by third-parties or regulatory authorities, who may allege that our test questions infringe their copyrights. We may also use educational materials designed in conjunction with our overseas partners and we cannot guarantee that disputes will not arise over the intellectual property rights associated with these materials.

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

As of June 30, 2019, Mr. Feng beneficially owned approximately 87.28% of our total outstanding ordinary shares. As a result, Mr. Feng has significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval. These matters include mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might result in substantial reduction of the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Our founder, Mr. Feng, is also the founder, chairman and a major shareholder of Hailiang Group and its subsidiaries, with which we have entered into related party transactions. Mr. Feng may from time to time make strategic decisions that he believes is in the best interests of Hailiang Group as a whole, which may affect us or may not be aligned with the interests of other holders of our ordinary shares and ADSs. We may not be able to resolve any potential conflicts of interest and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

We deposit a certain amount of cash with a related party and are subject to credit risks of such related party.

As part of our cash management policy, we have historically deposited and expect to continue to deposit a certain amount of cash generated from our private education business with Hailiang Finance, a related party finance company controlled by Hailiang Group, in order to earn interest at market rates with flexible withdrawal terms on our deposits. Since September 2014, Hailiang Group and Mr. Feng have entered into a guarantee agreement with us to irrevocably and jointly guarantee the timely return of our deposits on behalf of the finance company, and the guarantee has been renewed annually. As of June 30, 2019, the balance of cash and term deposits we had with Hailiang Finance amounted to RMB1,610.6 million (approximately US$234.6 million). To control our credit exposure with Hailiang Finance, based upon our current policy effective since September 2, 2019, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2020 to be approximately RMB2.1 billion (approximately US$305.9 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days.

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

Our management has concluded that our internal control over financial reporting was effective as of June 30, 2019. See “Item 15. Controls and Procedures,” for a description of management’s evaluation of our internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, while we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, any failure to maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs.

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

During the course of documenting and testing our internal control procedures in the future, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify weaknesses and deficiencies in our internal control over financial reporting, and we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

Foreign ownership in educational services is subject to significant regulations in China. The PRC government regulates the provision of educational services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Hailiang Consulting, is a foreign owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools with K-12 educational programs. Due to these restrictions, we conduct our private education business in China primarily through contractual arrangements among (i) Hailiang Consulting, our operating subsidiary in China, (ii) our affiliated entities, including Hailiang Management and its subsidiaries, and (iii) the shareholders of Hailiang Management, namely Mr. Feng (our founder and our ultimate controlling shareholder who holds a 99.9% equity interest in Hailiang Management, and Beize Group who holds a 0.1% equity interest in Hailiang Management and is controlled by Mr. Feng). We hold the required licenses and permits necessary to conduct our private education business in China through the schools controlled and held by Hailiang Management. We have been, and expect to continue to be, dependent on our affiliated entities to operate our private education business. Additionally, with respect to managed schools that we manage and operate but do not own or sponsor, relevant regulations requiring that service and management fees charged to managed schools be negotiated on an arm’s length basis that represents genuine service have not become effective as of June 30, 2019 We believe we are currently in compliance with and expect to be in compliance with the requisite fair value service regulations upon their effectiveness.

If our ownership structure and contractual arrangements are found to be in violation of any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including—the MOE, which regulates the education industry in China, the Ministry of Commerce, or MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China—would have broad discretion in imposing fines or punishments upon us for such violations, including:

•	requiring the Company to restructure its ownership structure and operations in the PRC to comply with the existing or future PRC laws and regulations;

•	revoking the affiliated entities’ business and operating licenses;

•	requiring the affiliated entities to discontinue or restrict operations;

•	blocking the affiliated entities’ websites;

•	imposing additional conditions or requirements with which the affiliated entities may not be able to comply; or

•	taking other regulatory or enforcement actions against the affiliated entities that could be harmful to the affiliated entities’ business.

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

The newly-enacted Foreign Investment Law proposes sweeping changes to the PRC foreign investment legal regime and will likely to have a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law or the FIL, which will take effect on January 1, 2020, and replace the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulation— Provisions on Foreign Investment.”

However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

We currently conduct our operations in China through contractual arrangements with our affiliated entities and the shareholders of Hailiang Management. As part of these arrangements, most of our education-related assets that are important to the operation of our business are held by our affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

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

Substantially all of our operations are conducted in China, and most of our revenue is derived from China. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the education industry in China, could adversely affect the economy in China or the market for education services, which could harm our business of providing education programs and services. For example, under the Private Education Laws promulgated in 2004 and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, pursuant to the 2016 Private Education Law, sponsors are not permitted to register for-profit schools that provide compulsory education services, which covers grades one to nine which grades account for a significant portion of our for-profit K-12 education business. However, the 2016 Private Education Law does not provide for a definitive time line for existing schools to re-register/change their for-profit or non-profit status. As of the date of this annual report on Form 20-F, we have not received any notice from the regulatory bodies regarding re-registration. The State Council and certain provinces including the Zhejiang province have promulgated implementing rules (in the form of Opinions) for the 2016 Private Education Law. Zhejiang province has promulgated implementing rules that all schools located in Zhejiang province are required to re-register and/or change their for-profit or non-profit statuses before 2022. Except for Zhuji Hailiang Foreign Language High and Zhenjiang Jianghe High School of Art, we intend to maintain the current statuses of our affiliated schools (as re-registration is not required at this time under the 2004 Implementation Rules for Private Education Laws currently effective) until we have obtained better clarity on the application of the 2016 Private Education Law.

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

Under the 2016 Private Education Law, which became effective on September 1, 2017, private schools, whether non-profit or for-profit, may enjoy preferential tax treatment. Except for two for-profit schools, which are Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High, seven of our nine affiliated schools currently have not elected to change or re-register their statuses pending the effectiveness of the implementation rule. The 2016 Private Education Law provides that non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools following the effectiveness of the 2016 Private Education Law are still unclear as more specific provisions are not yet introduced. As private schools requiring reasonable return, seven of our nine affiliated schools by the end of 2019 fiscal year end have enjoyed preferential tax policies for enterprise income tax and value-added tax (“VAT”) since their establishment. Two for-profit schools by the end of 2019 fiscal year end have enjoyed preferential tax policies for VAT as permitted by the Notice of the Ministry of Finance and the State Administration of Taxation on Full Launch of the Pilot Scheme on Levying Value-added Tax in Place of Business Tax. In July 2019, confirmed by the local tax authorities and our PRC counsel, (i) all of our affiliated private schools have enjoyed the preferential tax policies for VAT and (ii) our affiliated private schools other than Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High are exempt from income taxes since their establishment, and all of our affiliated private schools did not violate any tax laws or regulations since their establishment,.

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

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary, Hailiang Consulting and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within the PRC and be subject to PRC withholding tax. This could have a material and adverse effect on the value of your investment in us and the price of our ADSs.

There are significant uncertainties under the New EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the New EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiary, Hailiang Consulting is wholly-owned by our Hong Kong subsidiary. Hailiang Consulting also wholly owns the remaining of our PRC subsidiaries, except for Haibo Education and Haibo Logistics. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status.

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

As of the date of this annual report on Form 20-F, the State Council and national ministries and certain provinces including Zhejiang province have promulgated implementing rules (in the form of Opinions) for the 2016 Private Education Law. Under the 2016 Private Education Law and its implementing rules, schools that offer compulsory education services must register as non-profit schools. The 2016 Private Education Law does not provide for a definitive time line for existing schools to re-register/change their for-profit or non-profit status. Nevertheless, Zhejiang province has promulgated implementing rules that all schools located in Zhejiang province are required to re-register and/or change their for-profit or non-profit status before 2022. In addition, local government authorities, in implementing the amended law, may impose additional limits on the tuition and fees our schools charge. Furthermore, as a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the existing and amended law are affected by many factors, including whether our schools are characterized as for-profit or non-profit schools, the profitability of our schools, and our ability to receive dividends and other distributions from our PRC subsidiary, Hailiang Consulting, which in turn depends on the service fees paid to Hailiang Consulting from our affiliated schools and other service and management fees paid to Hailiang Consulting by our other PRC subsidiaries and managed schools.

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

The State Administration of Taxation has promulgated the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, on February 3, 2015, hereinafter referred to as Circular 7. Under the Circular 7, where a non-resident enterprise makes indirect transfer of assets such as the equity of a Chinese resident enterprise through arrangements which do not have a reasonable commercial objective to circumvent enterprise income tax payment obligation, the indirect transfer shall be redefined pursuant to the provisions of Article 47 of the new EIT Law as direct transfer of assets such as equity of Chinese resident enterprises. The Circular 7 defined the term “Indirect Transfer” clearly in Article 1: Indirect transfer of taxable assets in China shall mean transfer by a non-resident enterprise of equity and other similar interests (hereinafter referred to as the “equity”) of an overseas enterprise which holds taxable assets in China directly or indirectly (excluding Chinese resident enterprises registered overseas, hereinafter referred to as the “overseas enterprise”), which gives rise to a transaction that has identical or similar substantial results as direct transfer of taxable assets in China, including restructuring of a non-resident enterprise which causes changes in shareholders of an overseas enterprise. The non-resident enterprise which makes the indirect transfer of taxable assets in China shall be referred to as the “transferor of equity”. Moreover, Circular 7 has also stipulated how the effective tax rates in foreign tax jurisdictions are calculated, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. Articles 3, 4, 5 and 6 of Circular 7 provide guidance on how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. Under Circular 7, where the tax authorities in charge needs to set up a case for investigation into and making adjustment to the transaction of indirect transfer of taxable assets in China, the matter shall be dealt with pursuant to the relevant provisions on general anti-avoidance.

On October 17, 2017, the State Administration of Taxation (“SAT”) promulgated the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (“SAT No.37”), which took effect on December 1, 2017. The SAT No.37 shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the New EIT Law. Specifically, the SAT No.37 cancels the requirement for contract filing, but the tax authorities in charge still have the right to require the taxpayer, the withholding agent and other relevant parties who are informed, to provide contract(s) and other relevant materials relating to the tax withholding. In addition, according to the SAT No.37, where the income subject to withholding at source derived by a non-resident enterprise is equity investment income such as dividends, bonuses etc., the date of occurrence of withholding obligation for the relevant tax payable amount shall be the date of actual payment of equity investment income such as dividends, bonuses etc; where the same asset transfer income subject to withholding at source is derived by a non-resident enterprise by way of instalments, the instalments may first be treated as recovery of costs of previous investments; upon recovery of all costs, the tax amount to be withheld shall then be computed and withheld. If the non-resident enterprise does not declare and pay tax pursuant to the provisions of Article 39 of the New EIT Law, the tax authorities may order the enterprise to make payment within a stipulated period, and the non-resident enterprise shall declare and pay tax within the period determined by the tax authorities; if the non-resident enterprise has declared and paid tax before the tax authorities order it to make payment within a stipulated period, the enterprise shall be deemed to have paid tax on time.

According to the New EIT Law, where business dealings between an enterprise and its interested parties fail to comply with the independent transaction principle, and reductions are made to the taxable income or the amount of income of the enterprise or its interested parties; Or where the taxable income or amount of income of an enterprise is reduced as a result of arrangements with no reasonable commercial objectives implemented by the enterprise, the tax authorities have a right to make adjustments according to a reasonable method. Where the tax authorities have made tax adjustments and the taxpayer is required to make up outstanding tax payments, the additional tax amount shall be levied and collected with interest pursuant to the provisions of the State Council.

As a result, we and our non-resident investors may have the risk of being taxed according to above regulations and may be required to spend valuable resources to comply with above regulations or to establish that we or our non-resident investors should not be taxed according to above regulations, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Most of our revenue is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

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

We are a holding company and rely principally on dividends paid by our subsidiary in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. Hailiang Consulting and its subsidiaries’ income in turn depends on the service fees paid by our affiliated entities and managed schools. Current PRC regulations permit our subsidiary in China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, Hailiang Consulting may distribute dividends only after it has made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, pursuant to the Implementation Rules for the Law for Promoting Private Education (2004), each of our schools that is a private school in China requiring reasonable return is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. However, following the effectiveness of the 2016 Private Education Law, which no longer uses the term “reasonable return” and requires a private school to either register as for-profit or non-profit. Pursuant to the 2016 Private Education Law, sponsors are not permitted to establish for-profit schools that provide compulsory education services, which covers grades one to nine which accounted for a significant portion of our students as well as revenue during the reporting period. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. In addition, prior to the specific implementing rules of 2016 Private Education Law being promulgated by the State Council and other relevant regulations promulgated by other local and regional governments, all of our affiliated schools that we control, each of which is a private school, are required to allocate not less than 25% of their annual net income to its development fund for the construction or maintenance of the school properties or for the purchase or upgrade of school facilities. We are uncertain how the implementing rules of 2016 Private Education Law will be promulgated, and how such rules will impact our operation. For more detailed information, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).” Furthermore, if our subsidiaries or our affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

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

Our independent registered public accounting firm is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm, which issues the audit report included in our annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and the PCAOB will take to address this issue. Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.0%, 1.6%, and 2.1% in 2016, 2017 and 2018, respectively. China’s overall economy and the average wage in the PRC are expected to continue to grow. Future increases in China’s inflation and material increases in the cost of labor may materially and adversely affect our profitability and results of operations unless we are able pass on these costs to our students by increasing tuition.

Risks Relating to our Ordinary Shares and ADSs

The market price for the ADSs may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NASDAQ Global Market on July 7, 2015, the trading price of our ADSs has ranged from US$7.02 to US$88.92 per ADS, and the last reported trading price on September 20, 2019 was US$63.74 per ADS. The market price of the ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Legislation enacted in the Cayman Islands as to Economic Substance may affect our operations.

Pursuant to the International Tax Cooperation (Economic Substance) Law, 2018 of the Cayman Islands (“Cayman ES Law”) that came into force on January 1 2019, a “relevant entity” is required to satisfy the economic substance test set out in the Cayman ES Law.  A “relevant entity” includes an exempted company incorporated in the Cayman Islands (such as the Company); however, it does not include an entity that is tax resident outside the Cayman Islands.  Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, including in the U.S., it is not required to satisfy the economic substance test set out in the ES Law. If we ceased to be a tax resident outside the Cayman Islands, and failed to satisfy the economic substance test set out in the Cayman ES Law, we may initially be subject to penalty in accordance with the Cayman ES Law.

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

Depending on the assets held for the production of passive income, it is possible that, for our 2019 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Hailiang Management and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Hailiang Management and its subsidiaries, and as a result, we are treating Hailiang Management as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, according to Internal Revenue Code Section 1297(c), a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Although we do not technically own any stock in Hailiang Management, because of our control of management decisions of Hailiang Management, our entitlement to economic benefits associated with Hailiang Management, and the inclusion of Hailiang Management as part of the consolidated group, there is a risk that our interest in Hailiang Management might be considered a deemed stock interest. Therefore, the income and assets of Hailiang Management and its subsidiaries should be included in the determination of whether or not we are a PFIC in any taxable year. It is important to emphasize that there is little to no guidance other than the statute itself (Internal Revenue Code Section 1297(c)) and analogous portions of the code, treasury regulations and other accepted authorities and as such it is possible for the IRS to challenge the argument that the look through rule would apply in this case, especially since the statute explicitly says “stock.” Thus, if we are not treated as owning Hailiang Management and its subsidiaries for United States federal income tax purposes, we would likely be treated as a PFIC.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business through our subsidiaries, and affiliated entities in China. As of June 30, 2019, we owned and operated 9 affiliated schools offering K-12 educational services in Zhuji, Zhejiang province and Zhenjiang, Jiangsu province of China, and managed and operated, but did not own or sponsor, an additional 27 private and public schools that offer K-12 educational services in Jiangxi, Hubei, Shandong and Zhejiang provinces of China.

We started our operations in 1995 when Zhuji Hailiang Foreign Language School, our first private school, was founded by Mr. Feng. Our second private school, Hailiang Experimental High School, was founded by Mr. Feng and Mr. Zhanghuan Meng in 2001. At the time of its founding, Mr. Feng owned 60% of the equity interest in the school and Mr. Meng held the remaining equity interest in the school. In November 2011, Mr. Feng purchased the remaining 40% equity interest in Hailiang Experimental High School from Mr. Meng and became the sole sponsor of Hailiang Experimental High School. Our third private school, Tianma Experimental School, was jointly acquired by Mr. Feng and Mr. Meng in July 2009. At the time of the acquisition, Mr. Feng and Mr. Meng beneficially owned 80% and 20% of the equity interest in the school, respectively. In November 2011, Mr. Feng acquired the 20% equity interest in the school from Mr. Meng and became the sole sponsor of Tianma Experimental School.

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

On February 23, 2018, Hailiang Management, Hailiang Consulting, Mr. Feng and Beize Group entered into a series of contractual arrangements (the “Second Amended and Restated Contractual Arrangements”), including the Second Amended and Restated Call Option Agreement, Second Amended and Restated Powers of Attorney, Second Amended and Restated Consulting Services Agreement and Second Amended and Restated Equity Pledge Agreement.

We have been advised by AllBright Law Offices, our PRC legal counsel, that:

•	The ownership structures of Hailiang Consulting and our affiliated entities comply with all current PRC laws and regulations; however, the current various interest entity structure or the VIE structure established by the Second Amended and Restated Contractual Arrangements may not be as effective in providing control as direct ownership;

•	The Second Amended and Restated Contractual Arrangements are valid, binding and enforceable under PRC laws and regulations, and are not in violation of PRC laws or regulations currently in effect; and

•	The business licenses of Hailiang Consulting and our affiliated entities are in full force and effect. Each of Hailiang Consulting and our affiliated entities have all necessary power to conduct its business as described in its business scope under its business license, and to enter into the contractual arrangements described in this annual report on Form 20-F. To the best of our PRC legal counsel’s knowledge after due inquiry, none of Hailiang Consulting, any affiliated entities, or their respective assets are entitled to any sovereign immunity from any action, suit or other legal proceedings, or from enforcement, execution or attachment.

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

On December 22, 2017, we filed with the SEC a registration statement on Form F-3 for a shelf registration offering of Ordinary Shares and warrants in the aggregate amount of $100,000,000 (the “Shelf Offering”), which was declared effective on January 5, 2018. As of June 30, 2019, and the date of this annual report on Form 20-F, we have not completed any draw down of the Shelf Offering.

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Hailiang Experimental High School relocated to the Hailiang Education Park. Tianma Experimental School’s and Hailiang Experimental High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2019, our affiliated schools and subsidiaries operated in Hailiang Education Park include Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School, Hailiang Foreign Language School, Zhuji Hailiang Foreign Language High, Hailiang After-school, Zhuji Hailiang Logistics, Hailiang Sports and Zhuji Nianxin Lake Hotel. See “Item 4. Information on the Company—B. Business Overview—Hailiang Education Park.”

In November 2016 and February 2017, certain schools were separated from Zhuji Hailiang Foreign Language School and Zhuji Private High School (currently named Hailiang Experimental High School) and established as separate legal entities, with all of their equity interests held by Hailiang Management. Hailiang International Kindergarten, Hailiang Primary School, Hailiang Junior Middle School and Hailiang Senior Middle School became independent from Zhuji Hailiang Foreign Language School, and Hailiang High School of Art became independent from Hailiang Experimental High School. We remained owners of 100% of the equity interest in each of the aforementioned schools by the end of 2017 fiscal year end.

On February 28, 2018, we sold the sponsorship and 100% equity interest of Hailiang Kindergarten to Hangzhou Hailiang Preschool Education Group Co., Ltd., a related party ultimately controlled by Mr. Feng, for a consideration of RMB20.0 million pursuant to a purchase agreement. An independent third-party appraisal entity provided an appraisal opinion valuing the Hailiang Kindergarten at RMB20.0 million. The Hailiang Kindergarten was operating at a loss in recent years.

On February 28, 2018, we sold all the assets and liabilities related to the kindergarten business unit of Tianma Experimental School (“Tianma Kindergarten”) to Zhuji Hailiang Preschool Education Investment Co., Ltd., a related party ultimately controlled by Mr. Feng, for a consideration of RMB1.7 million pursuant to an asset restructuring agreement. An independent third-party appraisal entity provided an appraisal opinion valuing the Tianma Kindergarten at RMB1.7 million. As a result, Hailiang Kindergarten and Tianma Kindergarten are no longer part of our operation.

We initially acquired right to operate Chuzhou Hailiang Foreign Language School on July 19, 2017. Pursuant to an amendment to the operator agreement in June, 2018, we transferred our operating right to Chuzhou Zhengxu Education Information Consulting Co., Ltd., a subsidiary controlled by Hailiang Group, for a consideration of RMB1.8 million (the “Chuzhou School Transfer Transaction”) based upon the appraised value determined by an independent third-party evaluator. The Chuzhou School Transfer Transaction was conducted based on our business assessment in response to current market conditions.

On August 28, 2018, Hailiang Management incorporated Zhuji Hailiang Foreign Language High as the first for-profit school of our Group. As of June 30, 2019, 1,409 students are enrolled in Zhuji Hailiang Foreign Language High.

On September 28, 2018, we entered into an Investment Cooperation Agreement to acquire 51% controlling interest in Zhenjiang Jianghe High School of Art from three founders of the School. The transaction was completed on October 31, 2018. As of June 30, 2019, Zhenjiang Jianghe High School of Art’s student body consists of 127 students and 30 faculty members. It offers various art education programs including but not limited to painting, music and media, with a variety of specialized modules and seminars.

On July 16, 2019, we signed a cooperation agreement with the People's Government of Chengguan District, Lanzhou City, Gansu Province. We will lease part of the existing land, facilities, equipment and other assets of an existing school to sponsor a new school, which will provide primary and middle school courses of basic education program. This new school is expected to open in September, 2020 with an enrollment capacity up to approximately 2,400 students.

In the fiscal year ended June 30, 2019, we continued to vigorously implement our asset-light model where instead of acquiring ownership in and sponsoring schools, we would be providing education and management services as well as other related services to schools sponsored by affiliated third parties. Additionally, we have established several new subsidiaries in the PRC to facilitate the provisions of various types of services to carry out our asset-light strategic approach. Through 2017 Group Strategic Cooperation Agreement and collaboration with governments, as of the end of fiscal year 2019, we have managed and operated an aggregate of 27 private and public schools, where we receive education and management service fees for providing a mixed array of services including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. We may provide additional services in the future, as needed, to our managed schools.

Pursuant to our collaboration with Hailiang Group and Hailiang Investment, we are now able to accelerate the expansion of our Company across China and improve the business prospects of the Company, without the need for a large amount of capital.

Our principal executive offices are located at No. 1508 Binsheng Road, Binjiang District, Hangzhou City, Zhejiang Province, 310051, People’s Republic of China. Our telephone number at this address is +86-571-5812-1974 and our fax number is +86-571-5812-1974. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website is http://www.hailiangeducation.com. The information contained on our website is not a part of this annual report on Form 20-F. Our agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036-8401.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

As of June 30, 2019, we operate and manage an aggregate of nine affiliated schools in the PRC that we own or sponsor through our PRC affiliated entities (the “affiliated schools”), and we provide operational, supporting, or management services to, but do not own or sponsor an additional 27 schools (the “managed schools”). Our Cayman Islands holding company does not have any substantive operations other than indirectly controlling Hailiang Management, our affiliated entity, which controls and holds our schools through certain contractual arrangements.

We generate revenue from operating and sponsoring our affiliated schools. As of June 30, 2019, an aggregate of 22,819 students were enrolled in our nine affiliated schools, including an aggregate of 2,062 teachers and educational staff. We are dedicated to hiring teachers and educational staff who hold the required academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance.

We offer our basic educational program and international program at the primary school, middle school and high school levels, which covers grades one to nine, the compulsory education, and grades ten to twelve. Our basic educational program offers curricula with courses both mandated by the PRC regulatory authorities and developed through internal research and development. Our international program offers curricula mandated by the PRC regulatory authorities with a focus on preparing students to study abroad. As most of the students in our international program plan to study abroad after they graduate from our middle school and high school programs, we have designed our international program to specifically address the linguistic and academic needs of these students. In addition, we provide courses designed to help students become eligible to U.S, U.K. and Australian undergraduate programs, including as A-levels courses for U.K. universities, SAT courses for U.S. universities, or VCE courses for Australia universities. We have steadily developed our international program within our affiliated schools system from 2,825 students as of June 30, 2017, 3,860 students as of June 30, 2018, and 4,553 students as of June 30, 2019.

To diversify our operation and business model, we have adopted the asset-light model where we operate and manage K-12 schools pursuant to consulting and management agreements, or act as these schools’ sponsor without acquiring ownership of land and facilities in such schools. This approach has allowed us to operate a highly scalable business model and launch schools with significantly lower upfront capital expenditures. As such, we now also generate revenues from management fees and operation service fees pursuant to stand-alone agreements entered into by and among us, any relevant wholly owned subsidiaries in the PRC, and the specific school. We operated and managed an aggregate of 16 schools and 27 schools as of June 30, 2018 and 2019 respectively. We expect to continue to increase the number of schools that we operate, manage but not own or sponsor. As of June 30, 2019, across our 27 managed schools, we had an aggregate number of approximately 38,290 students. For more detailed information on both our managed schools and our asset-light model, refer to “Item 4. Information on the Company – B. Business Overview –Our Schools and Programs,” and “Item 4. Information on the Company – B. Business Overview – Asset- Light Model.”

We are an educational service provider of private primary, middle and high schools in China. Hailiang Senior Middle School was recognized as Tier 2 Special Model School in Zhejiang province for the 2016/2017 school year. Both Hailiang Senior Middle School and Hailiang Experimental High School were recognized as “Key Schools” (重点学校) and both of Hailiang Junior Middle School and Tianma Experimental School were recognized as “Model Schools” (示范学校) by Zhejiang’s Department of Education in recognition of a number of factors, including the quality of education, course design, teacher qualifications and feedback from parents. In 2017/2018 school year, Hailiang Experimental High School was recognized as “Digital Campus Model School” (浙江省数学校园示范学校) by Zhejiang’s Department of Education in recognition of convergence of information technology and education. In school year 2017/2018, Hailiang Education received multiple awards including "2017 Education Group Influencer" (2017年度影响力教育集团) by Tencent Education Annual Billboard, "2017 Top Brand of China's Education Group Award" (2017中国品牌实力教育集团) by Sina Education, "Annual Most Value Investment Award" by the China Financial Summit Winter Forum, and "Top 10 Innovative Brand in China" (中国十大创新品牌) awarded jointly by China International Business magazine and other authorized institutions. In the 2018/2019 school year, we received multiple awards including, among others, “2018 Top 100 Influential Brand in China” (2018中国品牌影响力100强) by China Enterprise News, “2018 Annual Brand of China’s Education Group Award” (2018年度中国教育品牌) by the Xinhua Education Forum, "2018 Annual Brand Award" (2018年度品牌奖) by the China Financial Summit Winter Forum, “Best Education Investment Performance of China: Most Influential Education Institute Award” (中国最佳教育投资表现: 2018年度最具影响力教育机构) by the First Education Industry Investor’s Day held by i-EDU, and “Top 100 China’s International Digital Schools Award” (中国国际数码学校100强) by Tencent Education.

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

On September 23, 2017, and further supplemented on September 18, 2018, we entered into a cooperation agreement with Pate’s Grammar School, a premier co-ed state schools in the UK, to develop new curriculum based on the same principles of educational philosophy that Pate’s Grammar School and we shared. Accordingly, in September 2018, we commenced a new class in Hailiang Foreign Language School based on Pate’s curriculum to provide our Zhuji students with a full British education. In June 2018, Hailiang Foreign Language School became a candidate school for the International Baccalaureate Primary Years Programme, or IB PYP, an educational program for students aged three to twelve managed by the International Baccalaureate, an international educational foundation headquartered in Geneva, Switzerland. In May 2019, Hailiang Foreign Language School became a candidate school for the International Baccalaureate Diploma Programme, or IB DP, a two-year educational program for students aged between sixteen to nineteen and managed by the International Baccalaureate. In June 2019, Hailiang Foreign Language School entered into an Education Cooperation Agreement with Canada Kent School to jointly offer Canadian high school courses. Accordingly, a “2+1” model is applied, in which students will be studying at Hailiang Education campus for 2 years and at Canada Kent School for 1 year, The high school diploma issued by Canada Kent School will also be granted to the students participating in this course. In June 2019, Hailiang Foreign Language School also entered into an Education Cooperation Agreement with Australia Deakin University to open preparatory programs in our school.

For more detailed information on both our affiliated schools and our managed schools, refer to “Item 4. Information on the Company – B. Business Overview –Our Schools and Programs.”

We have experienced significant growth in our business. Our revenue increased by 37.0% to RMB1,169.3 million in the 2018 fiscal year, and by 28.2% to RMB1,499.0 million (approximately US$218.4 million) in the 2019 fiscal year. These increases were primarily due to the growth in revenue from K-12 educational services and the expansion of other ancillary services to our students such as educational training and study trips. The increase of revenue from K-12 educational services was driven by an increase in the average tuition charged per student and the number of students enrolled in our international program. In particular, in line with our strategy to increase enrollment in our international program, we have increased the proportion of revenue derived from students enrolled in our international program from 22.9% of revenue from K-12 educational services in the 2017 fiscal year, 30.1% of revenue from K-12 educational services in the 2018 fiscal year, and to 33.8% of revenue from K-12 educational services in the 2019 fiscal year. Our gross profit increased by 78.1% to RMB364.7 million in the 2018 fiscal year, and increased by 29.4% to RMB472.1 million (approximately US$68.8 million) in the 2019 fiscal year. Our net profit increased by 37.7% to RMB230.9 million in the 2018 fiscal year, and increased by 36.8% to RMB315.8 million (approximately US$46.0 million) in the 2019 fiscal year.

Asset-Light Model

Prior to fiscal year ended June 30, 2018, we have provided educational services in the PRC through the traditional model of owning and having legal sponsorship in each of the schools we launched or acquired. Beginning in 2017 and predominantly in the fiscal year ended June 30, 2018, we have also made a strategic shift to develop our asset-light expansion strategy, where we operate and manage K-12 schools pursuant to consulting and management agreements, or act as these schools’ sponsor without acquiring ownership of land and facilities in such schools. To expedite the asset-light model, we entered into the 2017 Group Strategic Cooperation Agreement with our related parties, Hailiang Group, and Hailiang Investment. Both Hailiang Group and Hailiang Investment plan to establish additional schools through construction, merger and acquisition, and cooperation with third-parties. Pursuant to the 2017 Group Strategic Cooperation Agreement, all of these schools are expected to be operated through entrusted management and we have a priority right to operate and manage such schools. This cooperation affords us an opportunity to operate schools acquired or owned by Hailiang Group or Hailiang Investment. Pursuant to 2017 Group Strategic Cooperation and cooperation with local governments, we operated and managed 27 schools, which are currently in operation and have students actively enrolled as of the date of this annual report. We provided education and management services to schools in exchange for services fees including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. We may provide additional services in the future, as needed, to our managed schools. As of June 30, 2019, our managed schools were located in Jiangxi, Hubei, Shandong, and Zhejiang Province, and consisted of 38,290 students enrolled in our managed schools. Such cooperation provides us with a brand-new business expansion model, which will enhance the asset-light approach, to accelerate the expansion of our operations across China, and greatly improve our business outreach. With the asset-light approach, we can also sponsor additional schools without having to own or acquire the land and facilities of such schools. For Zhenjiang Jianghe High School of Art, we leased approximately 30,000 square meters from Zhenjiang Municipal Bureau of Land and Resources instead of acquiring the underlying land and facilities. By leasing land and facilities to sponsor additional schools, we can avoid significant capital expenditure. While considering the adoption of IFRS 16 commencing July 1, 2019, we are expected to recognize a right-of-use asset representing the right to use the leased campuses and a lease liability representing the obligation to make lease payments. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures—Recent Accounting Pronouncements—IFRS 16 Leases” for more information.

We have established several subsidiaries in the PRC to facilitate our strategic asset-light strategic approach in acquiring rights to operate and manage new schools, and providing education and management services.

On June 20, 2017, Ningbo Haoliang was incorporated as Hailiang Consulting’s wholly-owned subsidiaries to provide consulting and management services. In January 2018, Ningbo Haoliang acquired a 56% equity interests in Haibo Logistics, a logistic services company. On September 26, 2018, Zhuji Hailiang Logistics and Zhuji Hailiang Supply were incorporated as Ningbo Hailiang’s wholly-owned subsidiaries to provide logistic services and procurement services respectively for affiliated and managed schools.

Our Schools and Programs

As of June 30, 2019, we operate and manage 9 affiliated schools in the PRC that we own or sponsor through our PRC affiliated entities (the “affiliated schools”). Currently, we also provide education and management services to an additional 27 managed schools in the PRC that we do not own or sponsor (the “managed schools”) either directly or through our affiliated entities in the PRC.

Eight of our nine affiliated schools are located in Zhuji City, Zhejiang Province, with one affiliated school in Zhenjiang City, Jiangsu Province. 27 managed schools are located in Nanchang City, Yichun City, Jingdezhen City, Xinchang City, Xiantao City, Feicheng City, Hangzhou City, Jinhua City and Zhuji City. Nanchang Baishu Technology, our related party controlled by Hailiang Investment, is the sponsor or operator of “15 Baishu Schools” in Jiangxi Province; Hailiang Investment, our related party, is the sponsor of Xinchang Nanrui Experimental School and Jinhua Hailiang Foreign Language School; Xiantao Tiancheng Education Investment Co, Ltd. our related party controlled by Hailiang Investment, is the sponsor of Xiantao No.1 Middle School; Feicheng Hailiang Education Investment Co., Ltd. our related party, is the sponsor of Feicheng Hailiang Foreign Language School; Hangzhou Hailiang Preschool Education Group Co., Ltd. and its subsidiaries, related party controlled by Hailiang Group, is the sponsor of Hailiang Kindergarten, Zhuji Hailiang Jinshan Kindergarten and Tianma Kindergarten; Hangzhou Chunhui Primary School, Hangzhou Xixing Middle School, Xiaoshan District Wenyan Primary School, Xiaoshan District Wenyan No. 2 Primary School and Xiaoshan District Wenyan Middle School are the public schools in Hangzhou, which are located in Binjiang District or Xiaoshan District;.

As of June 30, 2019, across our affiliated schools, we had an aggregate number of 22,819 students, including 4,445 students in primary school, 5,708 students in middle school, 8,113 students in high school of our basic educational program and 4,553 students in our international program. Our schools employed an aggregate number of 2,062 teachers and educational staff. We have experienced significant growth since 1995, as the national and local governments in the PRC have adopted various policies to encourage and support the growth of private K-12 education in China. Since the commencement of operation of our first Hailiang school in 1995, an aggregate number of more than 30,000 students have graduated from high schools in our affiliated schools.

The following table sets forth the basic information of our nine currently in operation affiliated schools as of June 30, 2019:

School	Year Opened/Acquired	Educational Programs	Number of Students	Number of Classes	Number of Teachers and Educational Staff
Hailiang Foreign Language School	1995	International Primary School	1,442	74	200
		International Middle School	1,441	64	192
		International High School	261	14	51
		Sub-total	3,144	152	443

Hailiang Primary School **	2016	Primary School	2,770	84	228
		Sub-total	2,770	84	228

Hailiang Junior Middle School **	2016	Middle School	2,951	64	183
		Sub-total	2,951	64	183

Hailiang Senior Middle School **	2016	High School	2,669	62	245
		Sub-total	2,669	62	245

Hailiang Experimental High School	2001	High School	3,877	85	261
		Sub-total	3,877	85	261

Hailiang High School of Art ***	2017	High School	1,440	34	140
		Sub-total	1,440	34	140

Tianma Experimental School	2009*	Primary School	1,675	47	147
		Middle School	2,757	62	182
		Sub-total	4,432	109	329

Zhuji Hailiang Foreign Language High	2018	High School	1,409	69	203
		Sub-total	1,409	69	203

Zhenjiang Jianghe High School of Art	2018	High School	127	7	30
		Sub-total	127	7	30

		Total	22,819	666	2,062

(*)	Tianma Experimental School commenced its operations in 1995, and we acquired Tianma in 2009.

(**)	Hailiang Primary School, Hailiang Junior Middle School and Hailiang Senior Middle School became independent from Zhuji Hailiang Foreign Language School.

(***)	Hailiang High School of Art became independent from Hailiang Experimental High School.

The following table sets forth the numbers of students, classes and teachers and educational staff of our affiliated schools as of June 30, 2017, 2018 and 2019.

	Number of Students			Number of Classes			Number of Teachers and Educational Staff
	June 30, 2017	June 30, 2018	June 30, 2019	June 30, 2017	June 30, 2018	June 30, 2019	June 30, 2017	June 30, 2018	June 30, 2019
Kindergarten	421	—	—	16	—	—	33	—	—
Primary School	4,018	4,285	4,445	123	130	131	340	351	375
Middle School	5,348	5,631	5,708	104	118	126	283	336	365
High School	8,338	8,334	8,113	181	186	188	659	644	676
International Program	2,825	3,860	4,553	141	192	221	319	525	646
Total	20,950	22,110	22,819	565	626	666	1,634	1,856	2,062

Each of our current affiliated schools is located within Zhuji City, Zhejiang Province or Zhenjiang City, Jiangsu Province. As of June 30, 2019, our affiliated schools in aggregate had over 878 multi-media classrooms, all with Wi-Fi-coverage, over 2,459 computers and tablet computers, 11 sports fields and approximately 4,672 student dormitory rooms. On April 9, 2018, both the library and shooting range in Hailiang Education Park opened. The library covers a gross floor area of approximately 2,000 square meters, which can accommodate a total number of approximately 300,000 books. The shooting range covers a gross floor area of approximately 2,256 square meters with 3 stadiums of 10-meter, 25-meter and 50-meter respectively. In November 2018, the fencing hall was put into use, which is located in Hailiang Education Park covers a site area of approximately 1,200 square meters (13,000 square feet) with 9 fencing lines.

For our affiliated schools, we generally require all of our students to board at our schools, and substantially all of our students are housed in our boarding facilities. Each student dormitory building houses 144 to 1,032 students. Students that want to commute, rather than board at our schools, are reviewed and admitted on a case-by-case basis. Generally, we only accept non-boarding applications from students that can demonstrate a feasible commuting arrangement that would not affect their ability to attend our school programs in any material way. The basic boarding fees are included in the tuition fees, and additional boarding fees generally range from RMB3,000 to RMB4,000 per school year. The final tuition fee depends among other factors, including the schools and educational programs that the students are enrolled in, the level of the accommodation chosen by the students, and students’ grade. A majority of our boarding students are from areas outside of Zhuji. Our boarding facilities provide an attractive option to parents who want their children to experience living outside the home before attending college in China or overseas.

Our affiliated schools’ system are managed by a five-member committee, under the supervision of our board of directors. The committee consists of a principal in charge of the overall school operation and management, a president responsible for business management, and three vice presidents responsible for daily management of teaching. The committee meets on a monthly basis. The meeting agenda consists of major policy decisions, personnel changes, student recruitment, and operation adjustments; other meetings may be held from time to time to discuss safety, human resource, IT, and student management. We believe effective and timely exchange of knowledge and expertise among the committee members ensures consistent quality in our educational services and efficient management of schools.

Academic Programs

Students enrolled in our affiliated schools can choose between enrolling in our basic educational program and international program. The key differences between our basic educational programs and our international program are as follows:

	Basic educational program	International program

Post-graduation plans	• Higher level education in the PRC	• Higher level education overseas

Coursework	• Government-mandated coursework	• Government-mandated coursework

	• Elective courses developed by our school faculty.	• Curricula with a focus on preparing students to study abroad, such as mandatory language courses and subjects addressed in A-levels courses, VCE and SAT courses

Student to teacher ratio	• 13 students to 1 teacher (in the 2018/2019 school year)	• 7 students to 1 teacher (in the 2018/2019 school year)

Examinations taken	• Gaokao (China’s standardized college entrance examination)	• In addition to Gaokao which is optional, examinations for purposes of entering into overseas universities and colleges, such as A-levels, VCE and related language tests

Tuition	• RMB44,109 (approximately US$6,425) (for the 2018/2019 school year)	• RMB90,339 (approximately US$13,159) (for the 2018/2019 school year)

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

Middle school students in our basic educational program generally prepare for and take Zhongkao, a standardized annual admission test administered by local authorities at a prefectural level for admission into high schools in the same geographic region. High school students in our basic educational program generally prepare for and take Gaokao, a standardized annual admission test administered by local authorities at a provincial level and the result is critical in determining student admission into undergraduate programs in universities in China.

As of June 30, 2019, our affiliated schools offered approximately 295 courses. These courses include approximately 53 courses mandated by the PRC central government and the local governments and approximately 242 elective courses including Applied Physics, Economics, English Literature, Computer Programming, Digital Media Design, Photography and Etiquette. Our selective courses include supplemental courses developed from compulsory curriculum, and other courses such as STEM, extracurricular clubs, mentorship for start-ups, tips for daily life, and etiquette education. Our STEM courses are designed through integrating different disciplines, such as math, art, psychology, sociology, in the aim of developing our students the ability to deal with complicated situations. We categorize our STEM courses under five groups, including housework, architecture, transportation, energy and ecology, and provide our students with various workshops, including 3D printing, robot design projects to facilitate innovation and compatibility. As for the course materials for our basic educational program, we primarily use materials designated by the governmental authorities while complementing materials designed by our teachers based on their research and experience. We also offer characterized sports training services, including swimming, NBA Academy, fencing and shooting to enhance students’ physical health, and after-school courses based on our students’ interest and demand, such as workshops for science competitions.

In addition, we offer art educational program under our basic education. The curricula for art educational program are composed of compulsory courses required by the PRC regulatory authorities and a variety of art courses. Students enrolled in art educational program generally prepare for and take Gaokao, Art Joint Examination and/or Art school-level examination. Apart from being able to apply for art universities, students in art education program can also apply for a comprehensive university majoring in art.

Our art educational program consists of art, music and media courses, with a variety of featured modules. For instance, art courses consist of sketch, watercolor painting, and other elective courses, such as art appreciation, calligraphy, and sculpture; music courses consist of singing, listening, vocal music, instrumental music, and other elective courses, such as music theory, and music appreciation; media courses consist of lines, physique, performance, and other elective courses, such as drama, stage play, and screenwriter. In addition, we offer a selection of specialized public courses to the entire student body to fully satisfy the diversified talent development, such as social morality, art literacy, and elegant life courses. The art education program offers students a turnkey development platform in art, music, media, dance, performance, and drama, which integrates art and culture education.

International program

In addition to the basic educational program offered by our affiliated schools, students enrolled in our affiliated schools can also elect to be placed into our international program which is geared towards students who wish to study abroad. PRC students in our international program take courses required by the PRC regulatory authority and earn a PRC school diploma. As most of the students in our international program plan to study abroad after they graduate from our middle school or high school programs, we have designed our international program to specifically address the needs of these students in terms of both language and academics. For instance, in our primary and middle schools, we offer bilingual international, immersive Cambridge English classes, and Montessori primary courses, and we will be offering IB PYP in the 2019/2020 school year; in our high schools, we offer A-level classes, VCE classes, American high school courses, Canadian high school courses and we have become the candidate school for IB DP. In addition, we provide programs that combine basic high school modules and intensive language courses. Students can acquire PRC graduation certificate after passing graduation test with the completion of basic modules and at the same time learn foreign languages to be better prepared for university education abroad. For example, we provide IELTS, TOEFL, ELS training courses, and other foreign language courses, including Korean, Japanese, and Spanish. Students who want to study in Japan, Korea, and Spain can take other foreign language test instead of English in Gaokao and acquire an international certificate.

The number of students enrolled in our affiliated schools’ international program has increased rapidly in the last three school years, from 2,825 as of June 30, 2017 to 3,860 as of June 30, 2018, including both PRC students and foreign students, to 4,553 as of June 30, 2019.

In addition to preparing Chinese students for studying abroad, we also offer the HSK (Hanyu Shuiping Kaoshi) program for our foreign students to learn Chinese at our schools. In 1999, we were authorized by the Zhejiang provincial government to accept foreign students for Chinese language studying. Foreign students may prepare and take the Chinese Proficiency Test administered by the Department of Education of the PRC and the Gaokao for admission to PRC universities. Our HSK program offers a variety of academic and non-academic subjects featuring Chinese culture, such as Chinese History, Chinese Geography, Martial Arts and Chinese Painting and Calligraphy, with varied optional modules including guitar, piano, dance, handwork, ceramics, badminton, football and basketball. In addition, we provide students with activities to practice the Chinese language and short trips each academic year. We have accumulated more than ten years of teaching experience in HSK program. All of our teachers have acquired the International Chinese Teacher Qualification Certificate issued by Education Commission of the PRC. 100% of our students passed HSK Level IV test. As of June 30, 2019, 61 foreign students were enrolled in our international program, from foreign countries including but not limited to, the United Kingdom, South Korea, Germany, Russia, Brazil, the United States, Italy, Spain and the Netherlands.

Our Students

Student recruitment and admission

It has been 24 years since our initial school was established. We have confidence in our brand and our ability to attract more students in the future to our affiliated schools. Our target students are from families with medium to high levels of household income as well as students who want to study abroad after graduating from our schools.

Due to the improvement of the academic results of our affiliated schools, our recognized brand and social influence, we no longer send out our recruiters to most regions. Our schools and programs are publicized through social media, teachers and educational staffs’ promotion and parents’ recommendations. We encourage our teachers and educational staffs to actively participate in the recruitment process and offer incentive-based payments to employees who make a significant contribution to student recruitment. We also rely on a combination of advertisements on local television channels and newspaper to recruit students.

As of June 30, 2019, we had 12,558 students from Zhejiang province and 10,137 students from other regions in China, including 22 provinces, 4 municipalities, 4 autonomous regions and 2 special administrative regions. We also have 124 foreign students from 22 foreign countries.

Students are required to take an entry examination before being admitted into our schools. We require applicants to our high schools to meet certain minimum scores on the Zhongkao to ensure they have the necessary academic ability to succeed. In addition to academic requirements, the admission and entrance standards of our schools are designed to identify those students who have strong desire to learn, passion for their areas of interest and ability to contribute to a positive classroom dynamic. The characteristics are generally identified through personal interviews by representatives in admission office. We launched a ‘Creative Talent’ project in December 2017 to recruit exceptional middle and high school students in China.

Academic performance

We routinely monitor students’ progress in our affiliated schools according to academic standards. We set our standards and instructional programs based on national and local standards published by the regulatory authorities. We believe our students are well prepared for Zhongkao and Gaokao. We require our teachers to regularly evaluate their students and set specific goals for them. Our students take all standardized tests required by provincial and local authorities, and we also administrate/manage our own annual tests calibrated to our academic standards. Our students have achieved outstanding academic performance, as measured by these external assessments. For example, over 96.68% of our students from our affiliated schools in the 2018 graduate classes passed the Joint Graduation Exam, an annual provincial test administered to each graduating class.

In the 2018/2019 Gaokao, 1,657 students in our affiliated schools received admissions into universities. 410 students passed the admission cutoff of “first tier universities”, of which, 184 passed the admission cutoff of “first tier universities” in university entrance examination for athlete and art students. In Gaokao, one of our students in affiliated schools scored 702 out of 750, the highest score in Zhuji City, and was admitted to Tsinghua University, a well-recognized and high-ranking university in the PRC. Another student in our affiliated schools was awarded the Gold Medal of 35th National Physics Competition and was admitted into Peking University, another well-recognized and high-ranking university in the PRC. 18 students passed the high-level universities’ independent admission examination, including Tsinghua University, Peking University, Fudan University, and Zhejiang University. In university entrance examination for athlete and art students, one student was admitted to Beijing Sport University, and two students were admitted to China Academy of Art. In addition, our students have achieved the highest score in the Art Joint Examination of Zhejiang Province for color and fashion performance, and the highest score in Art School-level Examination for music and music performance in Zhejiang Province.

In the 2019 graduate classes of our affiliated schools, 284 students in our international programs applied for overseas universities, among which 283 students have received offers, 41% of these students received offers from global top 100 universities, such as Cambridge University, Imperial College London, University College London. All of the 39 graduates of Hailiang Foreign Languages School received the offers from global top 100 universities. 72% of these offers were from global top 30 universities, and 26% were from global top 10 universities. These universities include Imperial College London, University College London, The University of Edinburgh, The University of Manchester, King's College London, The University of New South Wales, The University of Queensland, University of Bristol, and The University of Warwick. In addition, students in HSK program achieved outstanding academic performance and received admissions from top universities including Tsinghua University, Fudan University, Zhejiang University, Nanjing University, Southwest University, China Academy of Art, and Shanghai International Studies University.

In the 2018/2019 Zhongkao, 18 of our students ranked in the top 20 students of Zhuji City, while 275 of our students scored above 685 points out of 770 points, which is outstanding academic performance. In addition, one of our students received the highest score in the 2018/2019 Zhongkao in the Zhuji City with 731 points.

Students from our affiliated schools have also achieved excellent results in various academic competitions at both the national and provincial levels, including competitions in mathematics, physics, chemistry, biology and computer science. In the 35th National Physics Olympiad, a Hailiiang student won a gold medal. In the 32th Zhejiang Chemistry Olympiad, Hailiang students won the first prize and second prize. In the 2018 National Middle School Students Biology Competition, a Hailiang students won the first and second prize. In the 15th National Mathematics Olympiad (Southeast region), Hailiang students won 2 first prizes and 9 second prizes. In the 2018 Chen Xingshen National High School Mathematic Olympiad, a Hailiang student won the second prize. In the 34th National Mathematic Olympiad, Hailiang students won 10 second prizes. In the 24th National Teenagers Informology Olympiad, Hailiang students won 8 first prizes and 11 second prizes. In addition, Hailiang Education has won the Group Award in the National Mathematic Competition (Zhejiang District), National Physics Competition (Zhejiang District) and National Informology Competition (Zhejiang District).

Student retention

Upon graduating from primary or middle school, students enrolled in our affiliated schools can apply for admission to the next level of educational programs in our school system. With the improving recognition of our educational quality and brand reputation, we selectively admit students from our schools or other schools in consideration of a range of student characteristics. The student characteristics we review include academic performance, background and potential. For our 2019 graduate classes, 81.2% of our primary school graduates were admitted into our middle schools and 79.8% of our middle school graduates were admitted to our high schools.

From time to time, students may experience declining academic performance. Our teachers provide advice and assistance to students on academic and personal matters in order to maintain student retention. Remedial courses are available for students with lower grades, and additional practice materials and sessions are also available for students experiencing academic difficulties. Our average net annual student retention rate for all students, which measures the percentage of students enrolled at the beginning of the year who move on to the next grade level was approximately 90.0% for the 2016/2017 school year, and 90.0 % for the 2017/2018 school year, and 92.1% for the 2018/2019 school year.

Our Teachers

Our affiliated schools seek to hire teachers and educational staff that hold the required academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance. As of June 30, 2019, from our affiliated schools, the number of our teachers and educational staff reached 2,062, and approximately 11.4% of our teachers and educational staff hold a master’s degrees or above.

We have built a team of sophisticated teachers with an average of over five years of educational experience for our affiliated schools. We also require teachers in our affiliated schools to possess the qualifications required by PRC regulatory authorities. Eight of our teachers and educational staff were recognized as “Exceptional Teachers” (特级教师), a national award given by the MOE to teachers who have made significant contributions to their schools and profession. In addition, we have 15 golden Olympiad competition training coaches, and 235 teachers with masters or doctoral degrees. We had 67 full-time foreign teachers, approximately 34.3% of whom hold master’s degrees or above. We have foreign teachers are from 22 countries, contributing to an international environment that inspires our students with multiple cultures. They are staffed interchangeably in respective schools and mainly teach foreign languages including English, Japan, Korean, and French, A-level subjects including music, and art. Depending on the service agreements, we provide teacher recruitment counseling services and/or hire teachers on behalf of our managed schools.

The following table lists information about our teachers and educational staff from our affiliated schools at each school and each educational program as of June 30, 2019.

School	Number of Teachers and Educational Staff	Number of Teachers with “Advanced Teaching Qualifications”	Number with Master’s Degree or Above
Hailiang Foreign Language School	443	4	74
Hailiang Primary School	228	9	1
Hailiang Junior Middle School	183	20	13
Hailiang Senior Middle School	245	48	25
Hailiang Experimental High School	261	18	32
Hailiang High School of Art	140	1	17
Tianma Experiment School	329	21	22
Zhuji Hailiang Foreign Language High	203	6	46
Zhenjiang Jianghe High School of Art	30	7	5
Total	2,062	134	235

Our schools are staffed with three levels of teachers and educational staff: senior teachers, mid-level teachers and junior teachers. Senior teachers are outstanding teachers chosen by our schools, with the highest K-12 teacher’s qualification available in China. Mid-level teachers are teachers with nationally-qualified first degree teaching qualifications. Junior teachers are teachers with nationally-qualified second and third degree teaching qualifications. We believe this three-tier seniority system provides an attractive career path and allows new teachers to be mentored by more experienced teachers. As of June 30, 2019, our team of teachers and educational staff in our affiliated schools consists of 134 senior teachers, 389 mid-level teachers and 1,024 junior teachers.

It is crucial for us to maintain a robust group of distinguished teachers and principals for us to expand our scale. We follow a specific process for faculty hiring which we have developed over the years. Teachers are assessed through a series of hiring procedures, including, without limitation, written examination, interviews, mock lectures, expertise in their specific subject areas, the item bank for ability assessment (IBA), and psychological risk evaluation. We expect teachers to have or will develop excellent communication and teaching skills, the ability to mentor other teachers and the ability to develop innovative curriculum. In 2019, we put more efforts into campus recruitment to attract high-quality staff members. On May 11, 2019, we held a school open day event, and invited 350 candidates from various normal universities to visit Hailiang Education Park to gain a better understanding of Hailiang Education. In addition, we launched the “Golden Olympiad Competition Training Coaches Camp” and “Boya Education Elite” programs to recruit outstanding candidates from top universities in China, such as Peking University and Tsinghua University. Target candidates are those who have potential to become golden Olympiad competition training coaches or famous teachers. Moreover, in cooperation with many normal universities in China, we invite excellent university graduates to intern at our schools, and attempt to recruit those who show outstanding performance during the internship. We have recommendation policy that encourages our educational staff to recommend excellent teachers and offer reward accordingly.

We have established a comprehensive training and management system for our staff. For new teachers, we will set training goals and arrange them to undergo a training program consisting of teaching skills and techniques. For our current teachers, we offer continued professional knowledge and skills training designed to improve teaching ability and educational creativity.

Hailiang Education Cadre Army Institute was founded in April 2019 to strengthen the training and cultivation of our management team. 45 tutors with high morality, advanced philosophy and excellent management skills have implemented personalized and targeted trainings, developed tailor-made training projects, and launched activities such as online work report, salons and management research.

We emphasize the professionalism of our teachers, thereby providing them with a wide platform and comfortable living environments. Teachers can be promoted through improvement of management and professional skills. We encourage our newly hired teachers to split their time between work and study, allowing them time for their development. Teachers that have taught in Hailiang for a certain time receive the opportunity to study abroad, work on research materials and enhance their professional skills. We have a competitive compensation package. Our teachers’ salary increased by 7.7% in 2019. In addition, we offer a variety of bonuses and subsidies to increase our teachers’ enthusiasm and initiative. We conduct monthly evaluations of our teachers’ performance, set workload management systems, clear targets, and form a transparent, well-organized, fair, and just system to ensure the stability of our teaching team. We also pay for health insurance for our teachers, and provide for paid vacation, free accommodation and other benefits.

Each year, we remove up to 6% of teachers and educational staff that do not meet our teaching standards. Our teacher retention rates, as of June 30, 2017, 2018 and 2019 were 95.1%, 91.5%, and 93.26%, respectively.

Services Provided to Our Managed Schools

In the process of implementing our asset-light strategy, we may provide a wide range of services, as needed, to public and private schools, including but not limited to, educational, managerial, logistics, supporting and operational services. We do not own or sponsor our managed schools; such schools are owned or sponsored by our affiliated entities, Hailiang Group or Hailiang Investment, and local governments. Instead, we provide services to such schools in exchange for a management fee or service fee. As of June 30, 2019, we provided various services to 27 managed schools, with an aggregate enrollment of approximately 38,290 students. For the fiscal year ended June 30, 2019, education and management services we provided to our 27 managed schools including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. We may provide additional services in the future, as needed, to our managed schools.

On April 1, 2018, we entered into a service agreement with the Xiantao No.1 Middle School (the “Xiantao School”) in Hubei province, China. Pursuant to such agreement, we receive management fees based upon the provision of education and management services, including, but not limited to services related to human resources, financial management and information technology. Founded in 1958, with an area of about 378,666 square meters, Xiantao School is a private school that provides middle and high school education required by the PRC regulatory authority in Xiantao City, Hubei Province. In the 2018/2019 school year, the total number of students reached 7,585 and the number of teachers was 456. The tuition fee ranges from approximately 11,960 RMB per year to approximately 76,780 RMB per year. In the 2019 Gaokao, the liberal arts scores of six students from Xiantao School ranked top 10 among all the students in Xiantao City and the science scores of three students from Xiantao School ranked top 10 among all the students in Xiantao City. 567 students passed the first-tier university admission score, which accounted for about 33.2% of the total number of high school graduates of Xiantao School. 1,702 students of Xiaotao School were admitted into undergraduate programs, which account for 99.8% of its total graduate students. In the 2019 Zhongkao, among the top 10 students with highest scores in Xiantao City, seven students were from Xiantao School. 71 students scored 660 or above, which accounted for 41.5% of all the students who scored 660 or above in Xiaotao City.

On April 1, 2018, we entered into a service agreement (the “NanRui Agreement”) with the Nanrui Experimental School in Xinchang County (the “NanRui School”). Pursuant to the NanRui Agreement, we receive management fees based upon the provision of education and management services, including, but not limited to services related to human resources, financial management and information technology. Founded in 2004, with an area of about 50,000 square meters, Nanrui School is a non-profit private school that provides compulsory education required by the PRC regulatory authority in Xinchang County, Zhejiang Province. In the 2018/2019 school year, the total number of students in such school is approximately 2,693, and the number of teachers is approximately 177. The tuition fee ranges from 4,000 RMB to 30,000 RMB annually. In the 2019 Zhongkao, 296 or 83.2% of NanRui School students passed the admission score into high school. Among all the students who had taken such examination in Xinchang County in 2019, five students from NanRui School ranked top 10.

On January 1, 2018, we entered into service agreements with the Jiulixianghucheng Kindergarten, Nanchang Baishu Angel City& Fenghuang Kindergarten, Nanchang Foreign Language Jiulixianghucheng School, Nanchang Foreign Language Gaoxin School, Nanchang Maqiu Senior Middle School, Nanchang Baishu School, Yichun Baishu Foreign Language School, Yichun Baishu Foreign Language School Xuefulu Campus, Yichun Baishu Angel City&Bilingual Kindergarten, Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, Nanchang Baishu Xingfu Shiguang Kindergarten (the “Baishu Schools”). On May 1, 2018, we entered into service agreements with Nanchang Hualian Foreign Language Experimental School, Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten and Jingdezhen Baishu School. On December 25, 2018, we entered into a service agreement with Nanchang East Lake Sijihuacheng Kindergarten. Pursuant to the agreements with the Baishu Schools, we receive management fees based upon the provision of services related to property management, landscaping, catering, maintenance, and logistics. With approximately 23,417 students and 1,290 teachers in total, Jiangxi Baishu Education Group offers kindergarten, primary, middle and high school programs. In the 2019 Gaokao, among 441 high school graduates from Nanchang Maqiu Senior High school, 15 students passed the first-tier university line. In the 2019 Zhongkao, 380 students achieved the score of 600 or higher.

On August 28, 2018, we entered into a cooperation agreement with the MOE of Binjiang district in Hangzhou for a term of six years. Pursuant to the cooperation agreement, we provide education and management services to two existing public schools, Hangzhou Chunhui Primary School and Hangzhou Xixing Middle School. The two schools can accommodate up to 2,560 students.

On October 10, 2018, we entered into a cooperation agreement with the local government of Jindong District, Jinhua City, Zhejiang Province (the “Jindong Government”) pursuant to which Hailiang Investment will be the legal operator of Jinhua Hailiang Foreign Language School. We will operate and manage the school, and the Jindong Government will provide campuses, and building facilities as needed. The campus of Jinhua Hailiang Foreign Language School covers an area of around 13 acres and is expected to accommodate up to approximately 1,000 students.

On October 10, 2018, we entered into a cooperation agreement for a term of ten years with the Education Bureau of Xiaoshan District, City of Hangzhou, National Tourism Resort Management Committee of Xianghu, Zhejiang Province, and Xianghu Travel Holding Company. Pursuant to the partnership program, Hailiang Investment is to be the sponsor and legal operator of one new school located in Xianghu, and we started to provide education and management services, after the end of fiscal year 2018, to three existing public schools located in Wenyan District, Hangzhou City, namely the Wenyan Primary School, Wenyan No. 2 Primary School, and Wenyan Middle School. The three schools can accommodate up to a total number of more than 3,000 students.

On October 10, 2018, we entered into a cooperation agreement with the government of Feicheng City, Shandong Province, pursuant to which Feicheng Hailiang Education Investment Co., Ltd., a wholly-owned subsidiary of Hailiang Investment, will be the sponsor of Feicheng Hailiang Foreign Language School. The Feicheng Government is expected to provide campuses, building facilities, including a newly constructed campus. The current campus of Feicheng Hailiang Foreign Language School is located in the campus of “Feicheng West District Experiment School” and is able to accommodate up to 750 students.

On April 28, 2019, we entered into logistics service agreements with Hailiang Kindergarten, Zhuji Hailiang Jinshan Kindergarten, and Tianma Kindergarten respectively. Zhuji Hailiang Preschool Education Investment Co., Ltd. and its subsidiaries, a related party ultimately controlled by Mr. Feng, are sponsors of three kindergartens.

On July 9, 2019, we entered into a cooperation agreement with Education Bureau of Sihong County of Jiangsu Province to manage and operate Sihong Second Experimental School. Sihong Second Experimental School is a public school and provides a basic education program ranging from primary to middle school classes. As of June 30, 2019, there were 3,407 students enrolled and 182 teachers and educational staff in Sihong Experimental School.

Ancillary Education Services

We also provide ancillary education services, including educational training, study trip and overseas study consulting services, with the objective of improving the learning experience and advancing academic outcomes of the students enrolled in both our affiliated and managed schools,

Educational Training Service

We offer students enrolled in both our affiliated and managed schools to participate in educational training. Currently, our educational training service portfolio consists of courses training, academic tutoring, quality-oriented education and online education services. For the 2018/2019 school year, we have 167,985 student attendances in these services.

On January 26, 2018, Ningbo Haoliang acquired 56% equity interests in Haibo Education. Haibo Education is primarily engaged to provide educational training services. On August 2, 2018, Zhuji Hailiang After-school Service Co., Ltd. (“Hailiang After-school”) was incorporated as Ningbo Haoliang’s wholly owned subsidiary and is primarily engaged in providing academic tutoring and quality-oriented education. On July 22, 2019, Tianma Boya Training Center Co., Ltd. (“Tianma Boya”) was acquired by Hailiang Management’s as its wholly owned subsidiary and is primarily engaged in providing of educational training services.

Overseas Study Consulting Service

Overseas study consulting service is aimed at helping our students with the preparation, application and continuous success for studying in colleges and universities globally. We provide one-to-one personalized overseas study consulting services, including background evaluation, studying plan customization, professional assessment, background improvement, application, course selection, and accommodation. For 2018/2019 school year, we served 762 student attendances in our overseas study consulting services.

On August 9, 2017, Hailiang Mingxin was incorporated as Hailiang Management’s wholly owned subsidiary and is primarily engaged in the provision of after-school enrichment services and overseas study consulting services. On September 26, 2018, Hailiang International Studying was incorporated as Hailiang HK’s wholly owned subsidiary and is primarily engaged in providing overseas study consulting services. On October 22, 2018, Hangzhou Hailiang International Studying was incorporated as Hailiang Consulting’s wholly owned subsidiary and is mainly engaged in providing overseas study consulting services.

Study Trip Service

Through cooperation with other education service providers and self-developed study trip and camp courses, we offer a variety of programs operated domestically and globally. The locations include UK, US, Australia, Japan, Korea, New Zealand, Thailand, Singapore, and several European countries, offering students the opportunities to visit famous universities and experience local culture. Study trip services are available to the students both enrolled in our affiliated and managed schools. For the 2018/2019 school year, we had 43,520 student attendances in our study trip programs. Study trips organized by us also attracted overseas students to visit Hailiang Education. For the 2018/2019 school year, there are hundreds of students visited Hailiang Education, who were from America, Britain, Australia, Singapore, South Korea, Malaysia, Indonesia.

On August 2, 2018, Zhejiang Mingxin International Travel was incorporated as Hailiang Management’s wholly owned subsidiary and is mainly engaged in the provision of international and domestic study trip services for students enrolled in both our affiliated and managed schools. On December 3, 2018, Hangzhou Hailiang Study Trip was incorporated as Hailiang Consulting’s wholly owned subsidiary and is primarily engaged in international and domestic study trip services. On February 20, 2019, Shaoxing Sihai International Travel Co., Ltd. (“Sihai Travel”) was acquired by Hailiang Mingxin Education as its wholly owned subsidiary and is primarily engaged in providing international and domestic study trip services.

Hailiang Education Park

Hailiang Investment, a company controlled by our ultimate controlling shareholder, Mr. Feng, has completed the construction of the Hailiang Education Park, which has a total site area of approximately 850,000 square meters (9,149,323.85 square feet) and a floor area of approximately 550,000 square meters (5,920,150.73 square feet). Hailiang Education Park commenced operation in September 2015, and over 11,000 students and 900 teachers began classes on the new campus at the start of the school year on September 7, 2015. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Hailiang Experimental High School relocated to the Hailiang Education Park. Tianma Experimental School’s and Hailiang Experimental High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2019, our affiliated schools and subsidiaries operated in Hailiang Education Park were (i) Hailiang Primary School, (ii) Hailiang Junior Middle School, (iii) Hailiang Senior Middle School, (iv) Hailiang Foreign Language School and (v) Zhuji Hailiang Foreign Language High, (vi) Hailiang After-School, (vii) Zhuji Hailiang Logistics, (viii) Hailiang Sports, and (ix) Zhuji Nianxin Lake Hotel.

Hailiang Education Park has six educational buildings, an administrative building, six dining halls, six track fields, a landmark tower, a school hospital, 20 student dormitory buildings and ten dormitory buildings for teachers and staff, all of which have been completed and put into operation as of the date of this annual report on Form 20-F. In addition, there is a multi-function sports center with basketball courts and an indoor swimming pool, and a student activity center. There is also a hotel now in operation after having obtained all required permits and licenses. In September 2018, the license plate identification system and facial recognition system were installed and activated on the three main gates of Hailiang Education Park in order to improve the security management. Hailiang Education Park is designed to accommodate a maximum of 12,000 students and 2,000 teachers. The school facility contains a number of modern and distinctive buildings such as the main administration and educational building, the landmark tower, and the new kindergarten department building with a distinctive trumpet shell-shaped architectural design.

On April 28, 2019, the Company entered into eight new lease agreements with Hailiang Investment regarding Hailiang Education Park, in order to allocate lease fees to the respective schools and subsidiaries according to their used gross floor area. The term of the lease is for nineteen years since July 1, 2018 and the rental fee in the first year is RMB22.3 million (approximately US$3.2 million) and is subject to a 5% annual increase from fiscal year 2020 to 2022. The rental fee commencing from the fiscal year 2023 is subject to further negotiation between the Company and Hailiang Investment. The lease covers the properties and facilities of Hailiang Education Park with a total combined gross floor area and site area of approximately 489,225 square meters and 833,000 square meters, respectively.

Our affiliated schools and subsidiaries entered into eight Supplemental Agreements with Hailiang Investment respectively, effective as of July 1, 2019, regarding Hailiang Education Park, pursuant to which our eight affiliated schools and subsidiaries prepaid the rental fee for the remaining 18 years within 30 days from the date of agreements.

There are certain risks associated with utilization of the Hailiang Education Park. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—There are risks associated with our use of the Hailiang Education Park.

Growth Strategies

Our goal is to strengthen our leadership position in China’s private K-12 educational services market and expand our asset-light approach by providing education and value-added services. We intend to leverage our strong market position and strong brand in pursuing the following strategies:

•	Continue to build our brand and reputation as a leading primary, middle and high school educational service provider in China;

•	Hire, train and retain outperforming school management, teachers and staff to continuously delivery high quality education services and support school network expansion;

•	Attract and retain outstanding students for our existing and new schools to strengthen our market leadership by focusing on education quality and academic performance;

•	Pursue opportunities of growing demand in high-quality international education to increase enrollment in our international program and broaden our diversified program offerings;

•	Establish strategic partnerships with various parties, including but not limited to, Hailiang Group, local governments and third-parties to further expedite asset-light approach, either by providing education and management services to non-profit and profit schools or sponsoring additional schools without acquiring ownership of land and facilities in such schools;

•	Implement hybrid development strategy, which combines asset-light mode and strategic acquisitions, to promote company strategies, improve brand recognition and explore market opportunities, and to expand our affiliated school network across 1st tier and capital cities in PRC and;

•	Further develop education and management service offerings to create additional value for our affiliated and managed schools and to establish a virtual platform to fuel our revenue growth.

Competition

The K-12 educational services market in China is rapidly evolving, highly fragmented and competitive. According to Ministry of Education of the PRC, the total number of student enrollments of private K-12 education in China has increased steadily, from 35.3 million in 2014 to 44.9 million in 2018. The proportion of students in private K-12 schools against the total number of students in K-12 schools also increased from 15.98% to 19.03% during the same period. However, in 2019, the top five listed K-12 education groups, including our Company, namely Hailiang Education, Wisdom Education, China Maple Leaf Education, Virscend Education, and Bright Scholar Education in China, only enrolled 0.55% of the total private school students in China, according to Ministry of Education of the PRC and public data. The top five listed education groups are based in different provinces, recruiting students in different regions, therefore relatively mutually independent in their growth. Based on this low concentration rate and scattered location of the leading private education groups, we believe that private education service providers have a significant growth potential.

Because the market share of private K-12 schools is relatively small compared to that of public schools, our primary competitors are public K-12 schools in areas where we recruit our students. With respect to our basic educational program, currently our major competitor in Zhuji is Zhuji High School. We also face competition from Zhuji Ronghuai School, which is the second-largest private school in Zhuji, where eight of our affiliated schools are located. Zhenjiang Jianghe High School of Art is located in Zhenjiang city, Zhejiang province, and the major competitor in this area is Zhengxing School, which targets similar students. As we continue to grow our business through expansion and acquisitions, we also expect to face competition from K-12 schools, both private and public, located in other geographic regions where we will establish or acquire additional K-12 schools.

Hailiang Education is an educational service provider of private primary, middle and high schools in China. As of June 30, 2019, we provide education and management service to 36 schools, among which, we own and sponsor nine affiliated schools, with an aggregate number of 22,819 students. In addition, as of June 30, 2019, we provide various services to 27 schools not owned or sponsored by us, with a total number of 38,290 students. We believe that the competition in the K-12 educational services market is based on school brand, student academic performance, parent satisfaction, quality of teachers, campus size, and tuition fees. We expect competition to persist and intensify. We believe that we are able to compete effectively because of our strong brand recognition and established international program. However, some of our existing and potential competitors, especially public schools, may have access to resources that we do not have. Some of these competitors, particularly public schools, have governmental support in forms of government subsidies and other payments or fee reductions. These competitors may devote greater resources, financial or otherwise, than we can to student recruitment, campus development and brand promotion and respond more quickly than we can to changes in student demands and market needs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face significant competition and we may fail to compete effectively.”

Marketing

We selectively and systematically employ a variety of marketing tools to enhance the brand recognition of the school programs offered by our affiliated schools. We intend to establish a standard corporate identity across all our schools. We take measures to increase word-of-mouth referrals, which are critical in attracting new students and building our brand. We advertise in media and organize various promotional events, recruitment fairs, workshops to assist students and families to better understand our service and enhance our brand.

Referrals. Word-of-mouth referrals by former and current students and their families have historically been a significant generator of student enrollment. In particular, recommendations made by our middle and high school graduates who have been successful in the Zhongkao or Gaokao or were admitted into overseas educational institutions are particularly persuasive for prospective students. We actively work with our alumni and current students to encourage them to recommend our programs to potential students. We believe that our student enrollment will continue to benefit from referrals from our extensive network of alumni and their families, many of whom have enjoyed pleasant and satisfactory learning experiences and achieved their study goals at our schools.

Promotional events. From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for our prospective students to learn more about our services and programs and meet our teachers and staff. We also organize events specifically for our international program so that prospective students interested in studying abroad can meet with teachers and recruiting personnel from overseas institutions and learn more about our international program. Our promotional events include visits from Kawhi Leonard, NBA player, visit of The Yale Alley Cat, a world-renowned all-men a cappella singing group from Yale University, an environment-protection speech by Nobel Peace Prize winner Mr. Rajendra Shende, the visit and speech by Dr. Robert Easton, Executive Vice Principal of the University of Oxford, the visit and speech by astronomy professor of University of Oxford, and the host of China National Education Development Summit Forum.

Media advertising. We stay active in media advertising to promote the brand of Hailiang Education. We place advertisements in national and global newspapers and television, such as People’s Daily, PR Newswire, and CCTV Chanel 5. Moreover, we explore marketing via WeChat, television media, print media, and other off-line activities to promote our brand.

Employees

We had 3,240, 4,129, and 4,183 employees as of June 30, 2017, 2018 and 2019, respectively. The majority of our employees is full-time and has signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff for our affiliated schools, we also have employees in sales and marketing, information technology and general administration who provide services to both our affiliated schools and our managed schools. As of June 30, 2019, depending on the service agreements we provide teacher recruitment counseling services and/or hire teachers on behalf of our managed schools. The following table sets forth the numbers of our employees, categorized by function as of June 30, 2019.

As of June 30, 2019
Teachers and educational staff	2,062
Cafeteria and dining hall staff	639
Student living staff	501
Security and safety staff	96
Administrative staff	325
Other staff	560
Total	4,183

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing pension, medical insurance and unemployment insurance. We compensate our employees with base salaries as well as performance-based bonuses. None of our employees are represented by any collective bargaining arrangements, and we consider our relations with our employees to be good.

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

Insurance

We maintain various insurance policies designed to safeguard against risks and unexpected events. We maintain insurance to cover students’ and teachers’ medical expenses for injuries they might sustain at our school. We also maintain insurance to cover our liability should any injuries occur at our schools. In addition, we maintain property insurance for our school facilities and vehicles. We do not maintain business interruption insurance, product liability insurance or key-man life insurance. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other private K-12 education providers of a similar scale in China.

Legal Proceedings

On May 21, 2019, we filed a lawsuit in the People’s Court of Zhuji City of China against Ronghuai Education Group and Zhuji Ronghuai School (collectively, “Ronghuai”), asserting claims of infringement of registered trademarks and unfair competition under the Trademark Law and Anti-Unfair Competition Law of the PRC. We alleged in our complaint that Ronghuai manipulated settings of certain popular search engines in China, such as www.360.cn, hao.360.com and www.so.com, which caused confusion for our potential clients/students. Ronghuai’s alleged misconduct directed these students to Ronghuai’s website instead of our websites when the students searched key terms such as “Hailiang”, “Hailiang education”, “Hailiang senior middle school”, and “Hailiang primary school”. Therefore, we claimed damages of RMB 3.0 million (approximately US$0.4 million) against Ronghuai. Based on new evidence we collected through discovery, we subsequently amended our complaint and increase the amount of damages to RMB 7.5 million (approximately US$1.09 million).

On July 8, 2019, Ronghuai filed a lawsuit in the People’s Court of Zhuji City of China against Hailiang Group, our affiliate, and Hailiang Senior Middle School, one of our affiliated schools, asserting claims of infringement of registered trademarks and unfair competition under the Trademark Law and Anti-Unfair Competition Law of the the PRC. Ronghuai alleged, in a way similar to our original complaint as described above, that we employed manipulative measures to direct potential clients/students to our websites instead of theirs and requested monetary damages in the amount of RMB 3.0 million (approximately US$0.4 million). Based on new evidence Ronghuai claimed to have collected through discovery, Ronghuai later amended their complaint to increase the amount of damages to RMB 7.51 million (approximately US$1.09 million).

On July 17, 2019, Ronghuai filed a separate lawsuit in the People’s Court of Zhuji City of China against the Company’s seven affiliated entities and three of the Company’s related parties, including Hailiang Group, Hailiang Investment and Zhejiang Hailiang Limited, on the ground of defamation. Ronghuai alleged that our public announcement regarding our filing of a complaint against Ronghuai contained defamatory remarks against Ronghuai and affected its reputation, and requested monetary damages in the amount of RMB10 million (approximately US$1.46 million).

As the above cases remain in their preliminary stages, after consultation with our external legal counsel, we assessed the probability of the potential liability to be not probable and the amount of loss cannot be reasonably estimated at current stage. As a result, we did not record any liabilities pertaining to this. We are purposing and defending these cases vigorously.

Regulations

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the Ministry of Information Industry, SAIC, the Ministry of Civil Affairs ("MCA”) and their respective local offices. This section summarizes the principal PRC regulations related to our business.

Regulations on Private Education

The principal laws and regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2018), the Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of the relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC, which was amended on August 27, 2009 and further amended on December 27, 2015. The Education Law sets forth provisions relating to the fundamental education system of the PRC, including a system of preschool, primary, secondary (including middle and high schools) and higher education and a system of awarding certificates or diplomas. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other institutions of education. Under the Education Law, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education (2004)

The Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC (the “2016 Private Education Law”), or the Amendment, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and became effective on September 1, 2017. On December 29, 2018, the Decision of the Standing Committee of the National People’s Congress on Amending the Seven Laws of the Labor Law of the People’s Republic of China (the “2018 Private Education Law”) was promulgated by Order No.24 of the President of the PRC and took into effect on the same date. The 2018 Private Education Law made two minor adjustments to Article 26 and Article 64 of the 2016 Private Education Law(the “2018 Private Education Law”). The Implementation Rules for the Law for Promoting Private Education of the PRC (the “2004 Implementation Rules for Private Education Laws”) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered as a company with either the MCA of the PRC, or its local counterparts, as a privately run non-enterprise institution or Administration For Industry & Commerce. Each of our affiliated schools has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the MCA.

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

According to PRC laws and regulations, entities and individuals who establish non-profit private schools registered with MCA are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of shareholder’s ownership with respect to companies in terms of legal, regulatory and tax matters. For example, the name of the sponsor shall be entered into the private schools’ articles of association and Permit for Operating a Private School, similar to that of shareholders where their names shall be entered into the company’s articles of associations and corporate records filed with relevant authority. From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by various means such as adopting the private school’s constitutional documents, electing the school’s decision-making bodies, including the school’s board of directors and principals. The sponsor can also profit from the private schools by disposing of its sponsorship interests in the schools for economic gains. However, the rights of sponsors vis-à-vis private schools also differ from the rights of shareholders vis-à-vis companies. For example, under the PRC laws, a company’s ultimate decision-making body is its shareholders meeting, while for private schools, it is the board of directors, though the members of which are substantially appointed by the sponsor. The sponsorship interest also differs from the ownership interests with regard to the right to the distribution of residual properties upon liquidation of a private school, mainly because non-profit private education is treated as a public welfare undertaking under the current regulations. Non-profit private schools shall be entitled to the same preferential tax treatment as public schools.

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

The key features of the differences between sponsorship and equity ownership, following the effectiveness of 2016 Private Education Law, include the following:

•	Right to receive a return on investment. Pursuant to the 2004 Private Education Law, either sponsors or owners shall have the right to receive a return on investment. However, the portion of after-tax profits that can be distributed by a company to its owner is different from that distributed by a school to its sponsor. Under the PRC Company Law, a company is required to allocate 10% of its after-tax profits to statutory reserve funds, while under the 2004 Private Education Law, a school that requires reasonable returns is required to allocate no less than 25% of its annual net profit or annual increased net assets to its development fund as well as make allocation for mandatory expenses as required by applicable laws and regulations. The 2016 Private Education Law no longer uses the term “reasonable return” and now requires private schools to register as either for-profit or non-profit schools. However, the Implementation Rules of 2016 Private Education Law have not been enacted, so it remains uncertain, how the Implementation Rules will apply to the right to receive a return on investment for owners, and sponsors of schools that register as non-profit, specifically;

•	Right to the distribution of residual properties upon termination and liquidation. With respect to a school, the 2016 Private Education Law provides that the property of a private school shall be liquidated in the following order: (1) tuition fees and extras and other expenses paid by educatees that should be returned; (2) wages payable to the teachers and staff members and the social insurance premiums that should be paid; and (3) other debts that should be cleared off. The remaining property of a non-profit private school after the debts mentioned above are settled shall continue to be used for the running of other non-profit schools; the remaining property of a for-profit private school after the debts mentioned above are settled shall be disposed of according to relevant provisions of the PRC Company Law. Under the PRC Company Law, the remainder properties after payment of relevant fees and compensations upon termination and liquidation of a company, shall be distributed to its owners.

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

A duly approved non-profit private school will be granted a private school operating permit, and shall be registered with the MCA or its local bureaus as a privately run non-enterprise institution. In addition, schools and their learning centers must make filings with the MOE and the MCA, or their local bureaus. Our 9 schools have obtained and maintained the private school operating permits.

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

On December 30, 2016, the MOE, MCA, SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the 2016 Private Education Law. Generally, if a private school established before promulgation of the 2016 Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. On April 4, 2018, Zhejiang province has promulgated implementing rules on Classification Registration of Existing Private Schools, which took into effect on June 1, 2018. These implementing rules provided the procedure regarding the new registration procedures of the Existing Private Schools. However, specific provisions regarding the above registrations are yet to be promulgated by some provincial, autonomous regional or municipal governments.

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

For a detailed discussion on how the 2016 Private Education Law and the above regulations will affect our schools, see “Risk Factors—Risks Related to Business and Industry—We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations”

As such, starting from September 1, 2017, when the 2016 Private Education Law took effect, compulsory education services from first grade to ninth grade are required to register as non-profit schools, where revenues generated by school operation are required to remain within the school and used for school operation, and cannot be disbursed to the sponsor or owner of the school. Additionally, private schools are required to register as either for-profit or non-profit schools, and the sponsor of a private school should independently register the school as non-profit or for-profit. Under existing regulations, schools providing compulsory education services could not be registered as for-profit schools. The Implementing Rules of 2016 Private Education Law (in the form of Opinions) promulgated by the State Council and the provincial governments have not provided details regarding the new registration procedures of schools. However, the amendment to the Implementation Rules for 2016 Private Education Law has not been promulgated, and therefore, the specific effects of the rules on our company and operations are uncertain at the date of this annual report. For example, we are uncertain about the tax regulations for for-profit private schools under the 2016 Private Education Law since specific provisions have not been introduced. Additionally, the 2016 Private Education Law does not provide for a definitive timeline for existing schools to re-register/change their for-profit or non-profit status. As of June 30, 2019, our affiliated schools have not changed their current registration statuses as private schools with reasonable return. The State Council and certain provinces including the Zhejiang province have promulgated implementing rules (in the form of Opinions) for the 2016 Private Education Law. Zhejiang province has promulgated implementing rules that all schools located in Zhejiang province are required to re-register and/or change their for-profit or non-profit statuses before 2022. We registered two for-profit schools newly established after the effectiveness of the 2016 Private Education Law, i.e., Zhuji Hailiang Foreign Language High and Zhenjiang Jianghe High School of Art. For other schools, we intend to maintain the current statuses (as re-registration is not required at this time under the 2004 Implementation Rules for Private Education Laws currently effective) until we have obtained better clarity on the application of the 2016 Private Education Law. As of the date of this annual report on Form 20-F, we have not received any notice from the regulatory bodies regarding such re-registration. In the future, we may redefine and evolve our business model in response to the changes in law, which may include, without limitation, an increased emphasis on leveraging our knowledge and expertise in school operations by providing managerial and consulting services to various schools we operate or partner with. For more detailed information on the regulations, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).

As of the date of this annual report on Form 20-F, none of our managed schools have elected to register as for-profit or non-profit private schools and since we are not sponsors to any of our managed schools, we do not expect to determine when the registration change or re-registration shall take place.

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

However, notwithstanding the fact that the Opinions have already been promulgated by the State Council and some provincial governments, implementing rules for the 2016 Private Education Law are still being promulgated by provincial, autonomous regional or municipal governments and the amendment to the Implementation Rules for 2016 Private Education Law has not been promulgated , so we are uncertain how these implementing rules will impact our operation and business model from the perspective of tuition and other education-related fees. For example, the ceiling on tuition and accommodation expenses we can charge for our basic educational program in 2018/2019 school year was set out by the Zhuji branch of the MOE in August 2016, which are RMB60,000 per student, RMB65,000 per student and RMB70,000 per student for primary school, middle school and high schools respectively. In the 2018/2019 school year, we charged an average tuition per student for the primary school, middle school and high school education under our basic educational program of RMB43,510, RMB43,483 and RMB44,877. The most recent ceiling on tuition and accommodation expenses we can charge for our basic educational program was set out by the Zhuji branch of the MOE in August 2019, which are RMB62,000 per student, RMB66,000 per student and RMB74,000 per student for primary school, middle school and high schools respectively. Pursuant to the registration documents filed with local authorities for the 2018/2019 school year, we can charge RMB78,000 to RMB176,000 for our international program. For the 2018/2019 school year, we charged an average tuition per student for international program of RMB90,339, tuition for some of our international programs has reached the maximum limits of tuition, such as the A-Level program. Pursuant to the registration documents filed with local authorities for the 2019/2020 school year, we can charge RMB86,000 to RMB200,000 for our international program. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Pricing of Educational Programs.”

Regulations on Chinese-foreign cooperation in operating schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated by the State Council in 2003 and the Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, which were issued by the MOE in 2004 and amended in 2013 and 2019.

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

Foreign investment in educational service industry

 On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law or the FIL, which will take effect on January 1, 2020, and replace the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law defines foreign investment as the investment activities conducted by foreign investors directly or indirectly in the PRC and sets forth the situations that should be regarded as foreign investment. Meanwhile, it introduces pre-establishment national treatment with a negative list for foreign investment. Foreign investors shall not invest in any field prohibited by the negative list for foreign investment, while for any field with investment restricted by the negative list, foreign investors shall meet the investment conditions stipulated under the negative list. Any field that does not fall within the negative list shall be administered under the principle of equal treatment to domestic and foreign investment.

However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

On June 30, 2019, the National Development and Reform Commission and the Ministry of Commerce promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, which will take effect on July 1, 2019. Under the Negative List, preschool education, general senior high schools and institutions of higher education can be set up through cooperation only and controlled by the Chinese party (with principals or principal administrators having Chinese nationality, and the council, the board of directors or the joint management committee accounting for not less than a half of the total members). Investment in institutions offering compulsory education and religious educational institutions is prohibited.

On June 30, 2019, the National Development and Reform Commission and the Ministry of Commerce promulgated the Catalogue of industries in which foreign investment is encouraged, which will take effect on July 30, 2019. Under the Catalogue, foreign investment is encouraged in non-academic vocational training institutions.

We conduct our private education business in China primarily through contractual arrangements among our operating subsidiary in China and Hailiang Management and our affiliated schools owned and operated by Hailiang Management and the shareholder of Hailiang Management. We hold the required licenses and permits necessary to conduct our private education business in China through the schools owned and operated by Hailiang Management. The sponsor of our current nine affiliated schools is in compliance with the requirements of the above regulations, and we control and operate our affiliated schools through contractual arrangements that do not violate the above regulations.

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

As of June 30, 2019, we registered nine domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

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

Trademark

The PRC Trademark Law, adopted in 1982, revised in 2001 and further revised in 2013 and 2019, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We had one registered trademark in the PRC.

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

At the end of each fiscal year, each of our schools is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or for the purchase or upgrade of school facilities. Such fund is also a statutory reserve that cannot be distributed as cash dividends. In particular, as of June 30, 2019, our 9 affiliated schools are required to allocate no less than 25% of their annual net income for such purposes. In addition, pursuant to the 2016 Private Education Law, sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the development of the schools.

As of June 30, 2019, Hailiang Consulting had not paid any dividends to our offshore entities from its accumulated profits. No dividends were declared and paid during the 2017, 2018 and 2019 fiscal years.

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

Our PRC subsidiaries, Hailiang Consulting, Ningbo Hailiang, Zhuji Nianxin Lake Hotel, Hailiang Sports, Ningbo Haoliang, Hangzhou Hailiang International Studying, Hangzhou Hailiang Study Trip, Zhuji Hailiang Logistics, Zhuji Hailiang Supply, Haibo Education, Haibo Logistics, and Hailiang After-school are FIEs subject to the regulations discussed above but are not engaged in any businesses listed in the Negative List.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report on Form 20-F:

Note:

(1)	According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect of private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. However, the differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, such as provisions regarding the right to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. Each of our affiliated schools has been registered as a private school that requires “reasonable returns.” Under the 2004 Private Education Laws and other PRC laws and regulations, although private education is mainly treated as a public welfare undertaking, sponsors of schools may choose to require reasonable returns from the annual earnings of the school after deduction of certain costs, expenses, donations, subsidies and required contributions to development funds. Hailiang Management is the sponsor of each of the 9 schools we currently operate as registered pursuant to applicable PRC laws and regulations. However, following September 1, 2017 when the 2016 Private Education Laws came into effect, and subject to the promulgation of the Implementing Rules of the 2016 Private Education Laws, our affiliated schools will be required to register as private non-profit schools that are permitted to provide compulsory education services, and we will register our affiliated schools accordingly. The State Council and certain provinces including the Zhejiang province have promulgated implementing rules (in the form of Opinions) for the 2016 Private Education Law. Zhejiang province has promulgated implementing rules that all schools located in Zhejiang province are required to re-register and/or change their for-profit or non-profit statuses before 2022. Except for Zhuji Hailiang Foreign Language High and Zhenjiang Jianghe High School of Art, we intend to maintain the current statuses of our affiliated schools (as re-registration is not required at this time under the 2004 Implementation Rules for Private Education Laws currently effective) until we have obtained better clarity on the application of the 2016 Private Education Law. For more information regarding the nature of schools requiring reasonable returns under relevant laws and regulations, school sponsorship and difference between sponsorship and ownership under relevant laws and regulations, see “—B. Business Overview—Regulations—Regulations on Private Education—The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).”

The following table sets out the details of our subsidiaries and affiliated entities that are significant to us:

Subsidiaries	Place of Incorporation	Ownership Interest
Hailiang Education (HK) Limited	Hong Kong, PRC	100%
Hailiang Education International Studying Service Limited	Hong Kong, PRC	100%
Pate's - Hailiang International College Company Limited	United Kingdom	100%
Zhejiang Hailiang Education Consulting and Services Co., Ltd.	China	100%
Ningbo Hailiang Education Logistics Management Co., Ltd	China	100%
Ningbo Haoliang Information Consulting Co., Ltd	China	100%
Zhuji Nianxin Lake Hotel Co., Ltd.	China	100%
Ningbo Hailiang Sports Development Co., Ltd.	China	100%
Hangzhou Hailiang International Studying Service Co., Ltd.	China	100%
Hangzhou Hailiang Study Trip Co., Ltd.	China	100%
Jiangxi Haibo Logistics Management Co., Ltd.	China	56%
Jiangxi Haibo Education Management Co., Ltd.	China	56%
Zhuji Hailiang After-school Service Co., Ltd.	China	100%
Zhuji Hailiang Logistics Service Co., Ltd.	China	100%
Zhuji Hailiang Supply Chain Management Co., Ltd.	China	100%

Affiliated Entities	Place of Incorporation
Hailiang Education Management Group Co., Ltd.	China
Hailiang Foreign Language School	China
Hailiang Experimental High School	China
Tianma Experimental School	China
Hailiang Primary School	China
Hailiang Junior Middle School	China
Hailiang Senior Middle School	China
Hailiang High School of Art	China
Zhuji Hailiang Foreign Language High School Co., Ltd.	China
Zhenjiang Jianghe High School of Art Co., Ltd.	China
Zhejiang Hailiang Mingxin Education Technology Co., Ltd	China
Hangzhou Hailiang Education Management Co., Ltd.	China
Zhejiang Mingxin International Travel Co., Ltd.	China
Shaoxing Sihai International Travel Co., Ltd.	China
Lanzhou Hailiang Education Consulting Co., Ltd.*	China
Zhuji Tianma Boya Training Center Co., Ltd.*	China

* Entities acquired or incorporated between June 30, 2019 and the date of this annual report.

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

On June 30, 2017, we, through our PRC subsidiary, Hailiang Consulting, entered into a series of revised and amended contractual arrangements (the “First Amended and Restated Contractual Arrangements”) with Hailiang Management. On February 8, 2018, Beize Group, controlled by Mr. Feng, became a 0.1% record shareholder of Hailiang Management by contributing additional capital to Hailiang Management. As of the date of this annual report on Form 20-F, Mr. Feng and Beize Group hold a 99.9% and 0.1% equity interest in in Hailiang Management, respectively. On February 23, 2018, each of the First Amended and Restated Contractual Arrangements were further amended and restated, whereby Hailiang Management, Hailiang Consulting, Mr. Feng and Beize Group entered into a series of contractual arrangement (the “Second Amended and Restated Contractual Arrangements”), including the Second Amended and Restated Call Option Agreement, Second Amended and Restated Powers of Attorney, Second Amended and Restated Consulting Services Agreement and Second Amended and Restated Equity Pledge Agreement. The recording process for the Second Amended and Restated Contractual Arrangements with the local government was completed on March 15, 2018.

The following is a summary of the material provisions of the Second Amended and Restated Contractual Arrangements with our affiliated entities and the shareholders of Hailiang Management:

Second Amended and Restated Call Option Agreement

Pursuant to the Second Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Management, Mr. Feng and Beize Group entered into on February 23, 2018, Mr. Feng and Beize Group unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the Second Amended and Restatement Contractual Arrangements or liquidation or dissolution of Hailiang Management, all or part of the equity interest in Hailiang Management at the lowest consideration permitted by PRC laws and regulations unless a valuation of the equity is required by the PRC laws. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without Hailiang Consulting’s written consent, Hailiang Management, Beize Group or Mr. Feng may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Hailiang Management’s assets, businesses or equity interests or merge with or acquire other businesses. Without Hailiang Consulting’s written consent, Hailiang Management may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. The Second Amended and Restated Call Option Agreement may not be terminated by Hailiang Management, Beize Group or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Call Option Agreement shall remain in full force and effect until Hailiang Management’s term of operations expires in April 2042.

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

D. Property, Plants and Equipment

Lease Agreements

Our principal executive offices are located at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang Province, 310051, People’s Republic of China. We lease real properties used by our affiliated schools and companies with a total site area of approximately 1.13 million square meters (approximately 12,163,219 square feet) as of June 30, 2019, among which, approximately 1.1 million square meters (approximately 11,840,301 square feet) are rented from Hailiang Investment, which is controlled by Mr. Feng, our ultimate controlling shareholder, and approximately 30,000 square meters (approximately 322917 square feet) from Zhenjiang Municipal Bureau of Land and Resources for Zhenjiang Jianghe High School of Art. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties.”

The terms of each of our current leases for campuses in Zhuji city for approximately 1.1 million square meters rented from Hailiang Investment is for nineteen years since July 1, 2018. These leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease, provided, that we notify the lessor six months in advance. Under each of these lease agreements, we can terminate the lease at any time without cause, provided, that we notify the lessor in writing three months in advance. The lessor may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days, or use of the properties for illegal activities. To terminate these leases for other causes, the lessor is required to give us written notice one year in advance and obtain our consent to such termination.

On April 28, 2019, the Company entered into eight new lease agreements with Hailiang Investment regarding Hailiang Education Park, in order to allocate lease fees to the respective schools and subsidiaries according to their used gross floor area. The term of each of these leases is for nineteen years since July 1, 2018 and the rental fees in the first year is RMB22.3 million (approximately US$3.2 million) in the aggregate and is subject to a 5% annual increase from fiscal year 2020 to 2022. The rental fees commencing from the fiscal year 2023 is subject to further negotiation between the Company and Hailiang Investment. The leases cover the properties and facilities of Hailiang Education Park with a total combined gross floor area and site area of approximately 489,225 square meters (approximately 581,252 square feet) and 833,000 square meters (approximately 8,966,338 square feet), respectively.

We have not entered into any leases with respect to our managed schools since we do not own or sponsor any of our managed schools.

Leasehold improvement

On November 13, 2014, Hailiang Experimental High School entered into three leasehold improvement contracts with Heng Zhong Da, a company over which Mr. Feng has significant influence, for outfitting services and related improvements for student dormitories, educational buildings, dining halls, administrative building, sports stadiums, welcoming center and the school hospital of Hailiang Education Park. Under the contracts, Hailiang Experimental High School will pay a total contract consideration of approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the contracts, respectively) to Heng Zhong Da. The outfitting and improvements began on November 13, 2014 and were completed as of June 30, 2016. After a final inspection by Hailiang Experimental High School, the parties of the contracts fixed the final contract payment based on the actual costs incurred which were approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the contracts, respectively).

Additionally, we also entered into a series of leasehold improvement contracts with Heng Zhong Da for the leasehold improvement of educational buildings, dining halls, student dormitories of Hailiang Education Park, Hailiang Experimental High School and Tianma Experimental School, and the amount of the contracts was RMB23.2 million and RMB31.7 million (approximately US$4.6 million) during the years ended June 30, 2018 and 2019, respectively. As of June 30, 2019 and as of the date of this annual report on Form 20-F, work related to a certain number of the leasehold improvement contracts have completed and payments remitted, while other contracts are open and payments are expected to be remitted upon work completion.

We have purchased leasehold improvement service RMB37.2 million, RMB29.1 million, and RMB29.7 million (approximately US$4.3 million) to Heng Zhong Da during the years ended June 30, 2017, 2018 and 2019, respectively.

We have paid RMB 29.4 million, RMB24.3 million, and RMB37.9 million (approximately US$5.5 million) to Heng Zhong Da during the years ended June 30, 2017, 2018 and 2019, respectively.

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

A. Operating Results

Review of operating segments

We are an educational service provider of private primary, middle and high schools in China. We determined our operating segments based on financial information utilized by our chief operating decision maker to allocate resources and assess performance.

For the years ended June 30, 2018, we identified seven segments, including K-12 educational services, after-school enrichment services, management consulting services, logistic services, educational training services, overseas study consulting services and hotel management services.

For the year ended June 30, 2019, we optimized our management structure for efficient resource allocation and high-quality management for both our affiliated and managed schools. Thus, K-12 educational services, after-school enrichment services, management consulting services and logistic services were merged into an operating segment “K-12 educational and management services” considering the integration of operation and the financial result of the above business was reviewed as a whole. As a result, four operating segments were identified for the year ended June 30, 2019, including K-12 educational and management services, educational training services, study trip and overseas study consulting services and hotel management services. The following discussion summarizes the four operating segments:

K-12 educational and management services

As of June 30, 2019, we owned and sponsored 9 affiliated schools and managed and operated 27 managed schools that were not owned or sponsored by us, with an aggregate number of 36 schools and 61,109 students across China. In our affiliated schools, with the goal of providing distinguished, specialized, and internationalized education, we offer a broad range of basic and international education programs designed to facilitate students’ different characters, improve their academic performance, and prepare them for higher education domestically and globally. As of June 30, 2019, 22,819 students were enrolled in our affiliated schools. And also, we provided various services including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services to our managed schools, with an aggregate enrollment of approximately 38,290 students as of June 30, 2019.

Educational training services

Our educational training service portfolio consists of courses training, academic tutoring, quality-oriented education and online education services. For the 2018/2019 school year, we have 167,985 student attendances in these services. We provided educational training services both to our affiliated schools and managed schools.

Study trip and overseas study consulting services

Through cooperation with other education service providers and self-development study trip programs, we offer a variety of study trips operated domestically and globally, including UK, US, Australia, Japan, Korea, New Zealand, Thailand, Singapore, and several European countries to offer students the opportunities to visit famous universities and experience local culture. Study trip services are both available to the students enrolled in our affiliated and managed schools.

Hotel management services

We provide lodging, meals and other guest services by Zhuji Nianxin Lake Hotel, locating in Hailiang Education Park.

Review of operations

We have experienced significant growth in our business in recent years. Our total revenue increased by 37.0% to RMB1,169.3 million in the 2018 fiscal year and further increased by 28.2% to RMB 1,499.0 million (approximately US$218.4 million) in the 2019 fiscal year. Our gross profits increased by 78.1% to RMB364.7 million in the 2018 fiscal year and further increased by 29.4% to RMB472.1 million (approximately US$68.8 million) in the 2019 fiscal year. Our net profit increased by 37.7 % to RMB230.9 million in the 2018 fiscal year and further increased by 36.8% to RMB315.8 million (approximately US$46.0 million) in the 2019 fiscal year.

Our revenue from K-12 educational services increased by 11.3% to RMB 1,217.0 million (approximately US$177.3 million) in the 2019 fiscal year, representing 81.2% of total revenue. This increase in revenue from K-12 educational services was driven by a combination of the increase in the average tuition charged per student and the student enrollments in our international education programs. In particular, in line with our strategy to develop international education, we increased enrollment in our international program and raised the tuition fee accordingly. Our total student enrollment in international program of our affiliated schools increased from an aggregate of 2,825 students for the 2017 fiscal year to an aggregate of 3,860 students for the 2018 fiscal year, and further to an aggregate of 4,553 students for the 2019 fiscal year. The tuition fee of our international program of our affiliated schools rose from an average of RMB69,161 for the 2017 fiscal year to an average of RMB83,170 for the 2018 fiscal year, and further to an average of RMB90,339 (approximately US$13,159) for the 2019 fiscal year.

In the process of implementing our asset-light strategy, we expanded our school network by providing education and management services to both private and public schools across China. For the 2019 fiscal year, we provided education and management services to 27 private and public schools located in Zhejiang, Hubei, Shandong and Jiangxi provinces. Our revenue from education and management services increased from RMB19.0 million in the 2018 fiscal year to RMB40.9 million (approximately US$6.0 million) in the 2019 fiscal year, mainly due to the increase of number of our managed schools in the 2019 fiscal year. We believe that our successful expansion demonstrated our well-known brand reputation, outstanding educational management ability, strong potential to increase profitability and increase market penetration.

Our revenue from educational training services increased by 296.2% from RMB36.4 million in the 2018 fiscal year to RMB144.2 million (approximately US$21.0 million) in the 2019 fiscal year.

Our revenue from study trip services increased by 490.6% from RMB13.8 million in the 2018 fiscal year to RMB81.5 million (approximately US$11.9 million) in the 2019 fiscal year.

In addition, between June 30, 2019 and the date of the annual report, we entered into a cooperation agreement with the People's Government of Chengguan District, Lanzhou City, Gansu Province. Pursuant to the arrangement, we will lease part of properties of an existing school to provide compulsory educational services. Besides, we operated and managed an additional public school, Sihong Second Experimental School located in Jiangsu province, which is not owned or sponsored by us.

Factors Affecting Our Results of Operations

We believe that our results of operations are affected by general factors affecting China’s private K-12 education industry and company-specific factors, including the following:

•	Demand for private K-12 education in China. We have benefited from an increasing demand for private K-12 education in China in the last decade. This increase was driven by the overall economic growth, the rise in household disposable income and household spending on education, as well as an improvement in the education system and policies relating to K-12 education in China. According to Ministry of Education of the PRC, the total number of student enrollments of private K-12 education in China has increased steadily, from 35.3 million in 2014 to 44.9 million in 2018, and the proportion of student in K-12 schools against the total number of students in K-12 schools also increased from 15.98% to 19.03% during the same period. We anticipate that the demand for quality private K-12 education in China will continue to grow which we expect will provide us with significant opportunity to expand our business.

•	Demand for international education in the PRC market. The demand for international and bilingual private K-12 education in China is increasing at a fast pace. According to a report prepared at our request by Sansheng Consulting, an independent market research firm, or the Sansheng Report, the total number of student enrollments of international and bilingual private schools in China has increased from 133.7 thousand in 2014 to 329.4 thousand in 2018, realizing a fast increase with a CAGR of 25.3%. This quick growth can mainly be attributed to the strong demand of Chinese students wanting to study abroad, the rising income and wealth of Chinese households and the rising recognition of the quality of higher education overseas. As a result of the huge demand and increasing student enrollments, the total revenue of international and bilingual private schools increased from RMB11.4 billion in 2014 to RMB37.2 billion in 2018 at an increase CAGR of 34.4% (according to the Sansheng Report). With high-quality teachers, well-known brand, and strong management team, we are determined to deliver well-designed curriculums and facilitate comprehensive development of our students.

•	Ability to successfully expand our school network through asset-light approach efficiently. We facilitate the development of our school network by employing the asset-light approach, which allows us to manage and operate additional schools, or act as these schools’ sponsor without acquiring ownership of land and facilities in such schools. For schools we sponsor but for which we do not own the land and facilities, we can avoid significant capital expenditure by leasing land and facilities for addition schools. For schools we manage and operate but do not act as sponsor, we aim to provide education and management services to both public and private schools. As of June 30, 2019, we entered into service agreements with 27 private and public schools, including Xiantao No. 1 Middle School, XinChang NanRui Experimental School, Xiaoshan District Wenyan Primary School, Xiaoshan District Wenyan No. 2 Primary School, Xiaoshan District Wenyan Middle School, Feicheng Hailiang Foreign Language School, Hangzhou Chunhui Primary School, Hangzhou Xixing Middle School, Jinhua Hailiang Foreign Language School, Hailiang Kindergarten, Zhuji Hailiang Jinshan Kindergarten, Tianma Kindergarten and other 15 Baishu Schools to provide education and management services. For these services, we earn fees based on the types, scale and costs of the services we rendered. We expect to provide education and management services to additional public and private schools in the future to reach students across China and promote the Hailiang Education brand both domestically and internationally, which we expect would then lead to an increase in our profitability and market penetration.

•	Level of student enrollment. As of June 30, 2017, 2018 and 2019, we had a total of 20,950, 22,110, and 22,819 students, respectively. While we expect the number of students enrolled in our affiliated schools to be relatively stable in the next two fiscal years, we plan to increase the proportion of students enrolled in our international program because our international program charges a tuition fee that is significantly higher than that of our basic educational program. We have already begun making this transition. For example, the number of students enrolled in the international program increased from 2,825 students as of June 30, 2017 to 3,860 students as of June 30, 2018, and 4,553 students as of June 30, 2019, with the proportion of our students enrolled in the international program increasing from 13.5% to 17.5%, and 20.0% during the same period, respectively. We intend to continue to grow our international program to take advantage of the growing demand for international education.

•	Pricing of educational programs. Our results of operations are affected by the pricing of our educational programs. We generally charge tuition based on a student’s education phase (primary, middle, high school) and whether the student attends our basic educational program or international program. Tuition includes charges for academic programs, after-school enrichment services, accommodations, meals, transportation services and study materials. The tuition we may charge for some of our education programs is subject to regulatory restrictions. The most recent ceiling on tuition and accommodation expenses we can charge for our basic educational program was set out by the Zhuji branch of the MOE in August 2019, which are RMB62,000 per student, RMB66,000 per student and RMB74,000 per student for primary school, middle school and high schools respectively. There is currently no maximum amount set for our international program. Pursuant to the registration documents filed with local authorities for the 2018/2019 school year, we are approved to charge RMB78,000 to RMB176,000 for our international program. The tuition limitation is reviewed by the regulatory authority on a periodic basis. See “Item 4. Information on the Company–B. Business–Regulations on Private Education–The Law for Promoting Private Education (2016) and the Implementation Rules for the Law for Promoting Private Education (2004).” Subject to applicable regulatory requirements, we generally determine tuition based on the demand for our educational programs, the cost of our educational services and the tuition and the fees charged by our competitors, and seek to increase tuition by approximately 5% to 15% each year. For example, in the 2017, 2018 and 2019 fiscal years, the average tuition for primary, middle and high schools, including both our basic educational program and our international program, was RMB40,730, RMB48,280, and RMB53,333 (approximately US$7,769), respectively. The increase was also due to a greater proportion of students enrolled in the international program which charges higher tuition. In the 2017, 2018 and 2019 fiscal years, average tuition charged for students in our international program was approximately twice as high as tuition charged for students in our basic educational program. The increase of average tuition fee was also driven by the raise in pricing for both basic and international programs.

•	Ability to control costs and expenses. Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses.

Cost of revenue. Our cost of revenue mainly consists of labor cost, student-related costs, depreciation expenses and to a lesser extent, transportation costs, utility costs and leasing fees. Our cost of revenue as a percentage of our total revenue was 76.0%, 68.8%, and 68.5% for fiscal years 2017, 2018 and 2019, respectively. In the near future, we expect our cost of revenue to increase as we will continue to hire additional teachers to support our growing international program and expand our school network.

Selling expenses and administrative expenses. For the 2017, 2018 and 2019 fiscal years, our total selling expenses and administrative expenses as a percentage of our total revenue were 5.9%, 7.5%, and 6.5%, respectively. We expect our expenses will also increase as we incur additional expenses associated with our overall growth. We expect, however, that we will benefit from economies of scale as we continue to grow our business and increase our student base, so we expect our total selling expenses and administrative expenses as a percentage of our total revenue to decrease.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Revenue

During the fiscal years ended June 30, 2017, 2018 and 2019, we generated net revenue of RMB853.3 million, RMB1,169.3 million and RMB1,499.0 million (approximately US$218.4 million), respectively. Net revenue was derived from the following sources:

K-12 educational services, which accounted for 100%, 93.6% and 81.2% of total net revenue in the fiscal years 2017, 2018 and 2019;

Educational training services, which accounted for nil, 3.1% and 9.6% of total net revenue in the fiscal years 2017, 2018 and 2019;

Study trip services, which accounted for nil, 1.2% and 5.4% of total net revenue in the fiscal years 2017, 2018 and 2019;

Education and management services, which accounted for nil, 1.6% and 2.7% of total net revenue in the fiscal years 2017, 2018 and 2019;

Others, which accounted for nil, 0.5% and 1.1% of total net revenue in the fiscal years 2017, 2018 and 2019. Other services mainly include overseas study consulting services and hotel management services.

The following table sets forth the sources of our revenue by amount and as a percentage of total revenue for the periods indicated:

	Year Ended June 30,
	2017		2018		2019
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
K-12 educational services	853,295	100.0	1,093,933	93.6	1,217,007	177,277	81.2
Educational training services	—	—	36,395	3.1	144,188	21,003	9.6
Study trip services	—	—	13,791	1.2	81,495	11,871	5.4
Education and management services	—	—	19,021	1.6	40,942	5,964	2.7
Others	—	—	6,208	0.5	15,393	2,243	1.1
Total revenue	853,295	100.0	1,169,348	100.0	1,499,025	218,358	100.0

K-12 educational services

Revenue from K-12 educational services represents tuition charged to our students. Tuition includes charges for enrollment in our academic programs, which vary based on grade levels and whether the student attends our basic educational program or our international program, as well as charges in relation to after-school enrichment services, accommodations, meals, transportation services and study materials.

Tuition increased during the fiscal years 2017, 2018 and 2019 primarily due to increases in pricing of our educational programs, especially the international program, and, to a lesser extent, the level of student enrollment. We expect our revenue to continue to increase going forward, reflecting our plan to continue to increase tuition at an annual rate of 5% to 15%, our efforts to increase our student enrollment especially for international program and our efforts to establish and/or acquire additional schools. Our international program includes a variety of different program, including A-level courses, preparation courses designed for the U.S. SAT examinations, Australia’s dual-diploma VCE programs, and Chinese language and cultural programs for non-Chinese students.

Tuition fees are paid in two installments for newly enrolled students. When new students sign up for enrollment in the following academic year, we generally require a tuition deposit of approximately RMB2,000 for our basic education program and RMB5,000 for international education program, with the remainder of the tuition fee to be remitted before the commencement of the academic year. We generally do not refund the tuition deposit unless a student cannot enroll due to restrictions imposed by the regulatory authority pursuant to applicable laws and regulations.

The following tables compare revenue generated from our basic educational program and international program and as a percentage of total revenue generated from K-12 educational services for the periods indicated, as well as the number of students and average tuition. Average tuition is calculated by the total revenue derived from a particular program or grade level divided by the total number of students enrolled in that program for a particular academic year. Our basic educational program offers curricula and coursework mandated by the PRC regulatory authorities. Our international program also offers curricula mandated by the PRC regulatory authorities and in addition provides curricula with a focus on preparing students to study abroad. Tuition for our international program covers tuition for basic education classes, language classes and special international classes. The higher tuition charged for our international program reflects the higher cost of certain course materials, the need to hire foreign teachers with higher salaries and a higher teacher to student ratio in our international program.

The following table sets forth revenue generated from each program, both in absolute amount and as a percentage of total revenue from K-12 educational services for the years indicated:

	Year Ended June 30,
	2017				2018				2019
	Revenue (in RMB thousands)	% of revenue	Students	Average Tuition (in RMB)	Revenue (in RMB thousands)	% of revenue	Students*	Average Tuition (in RMB)	Revenue* (in RMB thousands)	Revenue* (in USD thousands)	% of Revenue	Students	Average Tuition (in RMB)
Basic educational program	657,915	77.1	18,125	36,299	764,165	69.9	18,693	40,880	805,693	117,362	66.2	18,266	44,109
International program	195,380	22.9	2,825	69,161	329,768	30.1	3,965	83,170	411,314	59,915	33.8	4,553	90,339
Total	853,295	100.0	20,950	40,730	1,093,933	100.0	22,658	48,280	1,217,007	177,277	100	22,819	53,333

* Hailiang International kindergarten and Tianma Kindergarten were carved out from our Group in February 2018. To keep the consistency of presentation, 548 students at the kindergarten level, 443 students enrolled in basic program and 105 students enrolled in international program are included in the number of students respectively. The related revenue derived from basic program and international program at the kindergarten level as of February 2018 was included as well, representing RMB9.1 million and RMB3.7 million, respectively.

Revenue from our basic educational program increased by RMB106.3 million, or 16.1% from the 2017 fiscal year to 2018 fiscal year, and further increased by RMB41.5 million (approximately US$6.0 million), or 5.4% from the 2018 fiscal year to 2019 fiscal year. This was driven primarily by an increase in the average tuition charged per student during the same periods. In addition, revenue derived from tuition of students enrolled in our international program increased by RMB134.4 million or 68.8% from the 2017 fiscal year to 2018 fiscal year, and further increased by RMB81.5 million (approximately US$11.9 million), or 24.7% from 2018 fiscal year to 2019 fiscal year. This was mainly due to the increase in the number of students enrolled in our international program as well as the increase in the average tuition charged in our international program.

The following table sets forth revenue generated at the kindergarten, primary, middle and high school levels as well as the number of students and average tuition. The table includes both our basic educational program and our international program.

	Year Ended June 30,
	2017				2018				2019
	Revenue (in RMB thousands)	% of revenue	Students	Average Tuition (in RMB)	Revenue (in RMB thousands)	% of revenue	Students	Average Tuition (in RMB)	Revenue (in RMB thousands)	Revenue (in USD thousands)	% of revenue	Students	Average Tuition (in RMB)
Kindergarten*	14,689	1.7	510	28,802	12,761	1.2	548	23,286	-	-	-	-	-
Primary school	194,154	22.8	4,798	40,466	252,688	23.1	5,320	47,498	311,678	45,401	25.6	5,887	52,943
Middle school	242,176	28.4	6,200	39,061	334,841	30.6	6,905	48,493	378,376	55,117	31.1	7,149	52,927
High school	402,276	47.1	9,442	42,605	493,643	45.1	9,885	49,939	526,953	76,759	43.3	9,783	53,864
Total	853,295	100.0	20,950	40,730	1,093,933	100.0	22,658	48,280	1,217,007	177,277	100.0	22,819	53,333

*The number of students and related revenue at the kindergarten level is as of February 28, 2018. Since then, the Company does not offer kindergarten programs.

Educational training services

Educational training services mainly represent various extracurricular courses to arouse students’ interest and broaden both academic and nonacademic outlook of students. We provided educational training services both to our affiliated schools and managed schools, amounting to nil, RMB36.4 million and RMB144.2 million (approximately US$21.0 million) for the years ended June 30, 2017, 2018 and 2019, respectively.

Study trip services

Study trip services mainly represent provision of study tours, summer and winter camps, amounting to nil, RMB13.8 million and RMB81.5 million (approximately US$11.9 million) for the years ended June 30, 2017, 2018 and 2019, respectively.

Education and management services

Education and management services mainly represent the provision of services including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. Pursuant to the 2017 Group Strategic Cooperation Agreement, we have a right of first refusal to provide education and management services for schools constructed, merged and acquired by Hailiang Group or Hailiang Investment. We expect to enter into more services agreements where we will provide education and management services to various private and public schools and cooperate with local governments, in line with our asset-light strategy. Our revenue from education and management services increased from RMB19.0 million in the 2018 fiscal year to RMB40.9 million (approximately US$6.0 million) in the 2019 fiscal year, mainly due to the increase of number of our managed schools in the 2019 fiscal year.

Others

Other revenue mainly represents revenue derived from the provision of overseas study consulting services and hotel management services, amounting to nil, RMB6.2 million and RMB15.4 million (approximately US$2.2 million) in total during the years ended June 30, 2017, 2018 and 2019, respectively.

Cost of Revenue

Our cost of revenue primarily consists of labor costs, which are compensation for our teachers and educational staff, student-related costs, depreciation expenses and, to a lesser extent, transportation, utility and lease payment for our schools and companies. For the year ended June 30, 2017, RMB3.4 million of depreciation cost, lease fee and information service fee have been reclassified from cost to administrative expenses, and RMB6.1 million of maintenance fees have been reclassified from administrative expenses to cost to conform presentation of the year ended June 30, 2018 and 2019. For the year ended June 30, 2018, RMB14.3 million of cost related to study trip services and overseas study consulting services was presented in student related costs rather than other costs to conform presentation of the year ended June 30, 2019. Our cost of revenue increased from the 2017 fiscal year to the 2018 fiscal year and further to the 2019 fiscal year, this was primarily due to the increase in student related cost related to study trip business and overseas study consulting business which was newly launched in the 2018 fiscal year, the increase in labor costs resulting from the increase in the total number of our teachers and educational staffs and a general increase in our compensation levels, the increase in student-related costs mainly resulting from the increase of study materials. We expect our cost of revenue to increase in line with the increase in revenue, driven in large part by a planned increase in the number of teachers to support our growing international program.

The following table sets forth the components of our cost of revenue by amount and as a percentage of total revenue for the periods indicated:

	Year Ended June 30,
	2017		2018		2019
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Cost of Revenue:
Labor costs	305,214	35.8	407,053	34.8	552,324	80,455	36.8
Student-related costs	116,273	13.6	147,571	12.6	199,478	29,057	13.3
Transportation	31,823	3.7	35,447	3.0	49,137	7,158	3.3
Depreciation and amortization	109,755	12.9	112,039	9.6	126,621	18,444	8.4
Utilities	23,286	2.7	25,783	2.2	25,925	3,776	1.7
Lease fee	29,432	3.5	31,041	2.7	33,392	4,864	2.2
Other costs	32,699	3.8	45,740	3.9	40,026	5,831	2.8
Total cost of revenue	648,482	76.0	804,674	68.8	1,026,903	149,585	68.5

Operating Expenses

Our operating expenses consist of selling expenses and administrative expenses.

The following table sets forth the components of our operating expenses in absolute amount and as a percentage of revenue for the periods indicated.

	Year Ended June 30,
	2017		2018		2019
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Operating Expenses
Selling expenses	21,902	2.6	24,539	2.1	25,003	3,642	1.7
Administrative expenses	28,385	3.3	63,374	5.4	72,661	10,584	4.8
Total operating expenses	50,287	5.9	87,913	7.5	97,664	14,226	6.5

Selling expenses

Our selling expenses consist of advertisement expenses, recruiting expenses and amortization related to intangible assets. Our overall selling expenses increased from 2017 fiscal year to the 2018 fiscal year and further to 2019 fiscal year. Our overall selling expenses in the 2019 fiscal year slightly increased by 2.0% primarily due to the increase in recruiting expenses as we have increased student enrollment rewards on recruitment to attract outstanding students. We anticipate that our overall selling expenses may increase steadily in the near future to support recruitment affairs of newly owned and sponsored schools, build our brand name and keep our outstanding academic performance, and therefore, attract growing student enrollment.

We have adopted IFRS 15 on July 1, 2018, which establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.

Upon the adoption of IFRS 15, we capitalized sales commissions related to the acquisitions of new K-12 educational service contracts as contract costs, which would be amortized over the expected student relationship period. We applied the practical expedient IFRS 15 and recognized the incremental costs of obtaining contracts as selling expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less from the initial recognition of the asset.

As a result of the adoption of IFRS 15, our selling expense decreased by RMB1.0 million (approximately US$0.1 million) compared with estimates of the hypothetical amounts of selling expense that would have been recognized under IAS 18 and IAS 11 if those superseded standards had continued to apply to the year ended June 30, 2019 instead of IFRS 15.

Administrative expenses

Our administrative expenses consist primarily of salary for our office and administrative staff and consulting fee, and also, to a lesser extent, office expenses and other miscellaneous fees. Our overall administrative expenses in the 2019 fiscal year increased by 14.7% primarily due to the increase in labor cost resulting from an increase in the compensation level of our office and administrative staff. We expect that our overall administrative expenses may increase steadily in the near future.

Other Income, Net

Other income consists of government grants and other miscellaneous income (expense). Government grants are discretionary and non-conditional subsidies we received from local government authorities. Other miscellaneous income (expense) primarily consists of non-operating expense and income from disposal of property and equipment. Other income increased by RMB21.4 million (approximately US$3.1 million) compared with the fiscal year 2018 primarily due to the increase of government grants in the 2019 fiscal year. Other income decreased by RMB2.6 million compared with the fiscal year 2017 primarily due to the increase of one-time extraordinary expenses and disposal fixed assets in the 2018 fiscal year.

The following table sets forth the components of income derived from the aforementioned sources in absolute amount and as a percentage of revenue for the periods indicated.

	Year Ended June 30,
	2017		2018		2019
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Other income, net
Government grants	6,253	0.7	5,832	0.5	25,437	3,705	1.7
Other	72	0.1	(2,143)	(0.2)	(337)	(49)	0.0
Total other income, net	6,325	0.8	3,689	0.3	25,100	3,656	1.7

Gain on Disposal of Affiliated Entities

In February 2018, we transferred all the sponsorship and 100% equity interest in our kindergartens to Hangzhou Hailiang Preschool Education Group Co., Ltd. and its wholly controlled subsidiary, which entities are controlled by Hailiang Group, and recognized RMB3.2 million and RMB1.7 million from a gain on the disposal of Hailiang Kindergarten and the kindergarten business of Tianma Experimental, respectively.

In June 2018, we entered into a Change of Operator Agreement with Chuzhou Zhengxu Education Information Consulting Co., Ltd. and transferred the sponsorship and 100% equity interest in Chuzhou School to Chuzhou Zhengxu Education Information Consulting Co., Ltd., a wholly owned subsidiary of Hailiang Group, and recognized a RMB0.4 million gain on the disposal of Chuzhou School.

Net Finance Income

Our net finance income is related to interest income derived from deposits placed with a related party finance entity. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties”. Net finance income increased by 65.3% in 2018 fiscal year and 118.9% in 2019 fiscal year primarily due to the increase in the amount of fund we deposited with the related party. Net finance income was 0.8%, 1.0%, and 1.7% of our total revenue in the 2017, 2018 and 2019 fiscal years, respectively.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands and conduct our primary business operations through our subsidiaries and affiliated entities in the PRC. We also have two wholly-owned subsidiaries in Hong Kong. Under the current laws of the Cayman Islands, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

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

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) while the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

China

Under the New EIT Law, domestic enterprises and foreign investment enterprises, or FIE, are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

According to the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. According to the current laws and regulations, preferential tax treatments and related policies applicable to private schools requiring reasonable returns have not been introduced.

According to the 2016 Private Education Law effective as of September 1, 2017, private schools, whether non-profit or for-profit, may enjoy preferential tax treatment, and non-profit private schools will be entitled to similar tax benefits as public schools. In addition, taxation policies for for-profit private schools are still unclear as more specific provisions are not yet introduced. For Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High, two private schools incorporated in 2018, we elected to register their statuses as for-profit. Accordingly, these two schools are subject to unified 25% enterprise income tax rate.

Except for Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High, other affiliated schools sponsored by us are registered as private schools requiring reasonable return under the 2004 Implementing Rules, and we had not elected to change or re-register their statuses as of June 30, 2019. Confirmed by the local tax authorities and our PRC counsel, our affiliated private schools other than Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High are exempt from income taxes for the years ended June 30, 2017, 2018 and 2019, and all our affiliated private schools did not violate any tax laws or regulations for the years ended June 30, 2017, 2018 and 2019.

No income tax expense was recognized for the years ended June 30, 2017. We recognized current income tax expenses of RMB66.3 million for the year ended June 30, 2018 and RMB108.5 million (approximately US$15.8 million) for the year ended June 30, 2019.

As at June 30, 2019, we had unused tax loss of RMB14.4 million (approximately US$2.1 million) available for offset against future taxable profits, of which RMB0.3 million (approximately US$0.1 million) will expire as of June 30, 2021, RMB4.9 million (approximately US$0.7 million) will expire as of June 30, 2023, RMB9.2 million (approximately US$1.3 million) will expire as of June 30, 2024 (As of June 30, 2018, we had unused tax loss of RMB2.5 million available for offset against future taxable profits, of which RMB1.8 million will expire as of June 30, 2020, RMB0.4 million will expire as of June 30, 2021, RMB0.3 million will expire as of June 30, 2023) . No deferred tax assets have been recognized in respect of such tax losses due to the unpredictability of future taxable profit streams.

Under the New EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiaries to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. Furthermore, pursuant to the applicable circular and interpretations of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB820.5 million (approximately US$119.5 million) as of June 30, 2019, because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRSs as issued by the IASB, which requires us to make judgments, estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period.

We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates and assumptions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. The following descriptions of critical accounting policies should be read in conjunction with our consolidated financial statements and other disclosures included elsewhere in this annual report.

Consolidation

The Contractual Agreements provide us, through Hailiang HK and Hailiang Consulting, the following, (i) the power over the Affiliate Entities; (ii) the exposure or rights to variable returns from our involvement with the Affiliated Entities; and (iii) the ability to affect those returns through our power over the Affiliated Entities.

We have the power over the Affiliated Entities by virtue of the Power of Attorney, pursuant to which Hailiang Consulting has rights that give it the current ability to direct the activities that significantly affect the returns of the Affiliated Entities. Hailiang Consulting has the rights to appoint, replace or remove directors of Hailiang Management, as well as to make decisions on all operational and financial matters of the Affiliated Entities.

We have the exposure or rights to variable returns from our involvement with the Affiliated Entities by virtue of the Power of Attorney and Consulting Services Agreement. Hailiang Consulting’s returns from its involvement with the Affiliated Entities have the potential to vary as a result of the performance of the Affiliated Entities. Pursuant to the Power of Attorney, Hailiang Consulting is the only party that can share in the distributed and undistributed earnings of the Affiliated Entities. Pursuant to the Consulting Services Agreement, Hailiang Consulting has the exclusive right to provide consulting, support and services to the Affiliated Entities in return for a fee that could be up to 100% of the profits of the Affiliated Entities.

We have all decision-making rights over the Affiliated Entities to affect the amounts of our returns. By virtue of the Power of Attorney, Hailiang Consulting is the principal and is the only party that has the decision-making authority on all relevant activities of the Affiliated Entities. There are no substantive rights held by other parties that may affect or restrict Hailiang Consulting’s ability to direct the relevant activities of the Affiliated Entities. The Power of Attorney is irrevocable and no party can remove Hailiang Consulting without cause. Hailiang Consulting also has exposure to variability of returns of the Affiliated Entities from the Call Option Agreement.

Credit losses from financial instruments

Policy applicable from July 1, 2018

Loss allowances for trade receivables are always measured at an amount equal to lifetime expected credit losses (ECLs). ECLs on trade receivables are estimated using a provision matrix based on our historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, we recognize a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, we compare the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, we consider that a default event occurs when (i) the borrower is unlikely to pay its credit obligations to us in full, without recourse by us to actions such as realizing security (if any is held); or (ii) the financial asset is 90 days past due. We consider both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

- failure to make payments of principal or interest on their contractually due dates;

- an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

- an actual or expected significant deterioration in the operating results of the debtor; and

- existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to us.

Policy applicable before July 1, 2018

An “incurred loss” model was used to measure impairment losses on financial assets not classified as at fair value through profit or loss. Under the “incurred loss” model, an impairment loss was recognized only when there was objective evidence of impairment. Objective evidence of impairment included:

•	default or delinquency by a debtor;

•	restructuring of an amount due to us on terms that we would not consider otherwise;

•	indications that a debtor or issuer will enter bankruptcy;

•	adverse changes in the payment status of borrowers or issuers;

•	the disappearance of an active market for a security because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the expected cash flows from a group of financial assets.

We consider evidence of impairment for financial assets measured at amortized cost (other receivables) at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment we use historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

Revenue Recognition

Policy applicable from July 1, 2018

We adopted IFRS 15 using the cumulative effect method, with the effect of initially applying this standard recognised at the date of initial application (i.e. July 1, 2018). Accordingly, the information presented for the year ended June 30, 2018 has not been restated – i.e. it is presented, as previously reported, under IAS 18, IAS 11 and related interpretations.

Prior to the adoption of IFRS 15, sales commissions related to the acquisitions of new service contracts relating to the provision of K-12 educational services were expensed when incurred. Upon the adoption of IFRS 15 on July 1, 2018, we capitalized sales commissions related to the acquisitions of new K-12 educational service contracts of RMB18.3 million as contract costs, which would be amortized over the expected student relationship period. At the same time, we increased retained earnings by the same amount. We applied the practical expedient IFRS 15 and recognized the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less from the initial recognition of the asset.

Prior to the adoption of IFRS 15, up-front payments not yet earned, inclusive of value-added tax (“VAT”), are recorded as deferred revenue and recognized as revenue as related services are rendered or goods are delivered. Upon the adoption of IFRS 15 on July 1, 2018, up-front payments not yet earned, net of VAT, are recorded as contract liabilities. Using the practical expedient in IFRS 15, we do not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised services or goods to the customer and when the customer pays for that services or goods will be one year or less.

Since the adoption of IFRS 15 starting from July 1, 2018, we recognize revenues upon the satisfaction of its performance obligation in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties, such as value-added taxes. For each performance obligation satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If we do not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

Our contracts with customers often include promises to transfer multiple products and services. For these contracts, we account for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price, for each distinct performance obligation.

Policy applicable before July 1, 2018

Revenue is measured at the fair value of the consideration received or receivable under the contract or agreement. Where the outcome of a transaction involving the rendering of services can be estimated reliably at the balance sheet date, revenue is recognized by reference to the stage of completion based on the progress of work performed. Where the outcome cannot be estimated reliably, revenues are recognized to the extent of the costs incurred that are expected to be recoverable, and an equivalent amount is charged to profit or loss as service cost; otherwise, the costs incurred are recognized in profit or loss and no service revenue is recognized.

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

For the purpose of impairment testing, goodwill and trademark are allocated to the CGU which represents the lowest level within our group at which the goodwill and trademark are monitored for internal management purpose. The recoverable amount of goodwill is estimated based on discounted cash flows forecast, which is based upon a combination of long term trends, industry forecasts and in house estimates.

For the purpose of impairment testing, the carrying amounts of goodwill and trademark are allocated to business related to Tianma Experimental School, which is the lowest level for which the assets are monitored for internal management purpose. The aggregated carrying amounts of goodwill and trademark are as follows:

	Year Ended June 30,
	2017	2018	2019
	RMB	RMB	RMB	US$
Goodwill	62,046	61,640	61,640	8,979
Trademark	16,540	16,540	16,540	2,409
Total	78,586	78,180	78,180	11,388

The recoverable amount of this CGU was based on value in use, which was estimated using discounted cash flow projections.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represented management’s assessment of future trend in the relevant industry and were based on historical data from both external and internal sources.

	Year Ended June 30,
	2017	2018	2019
Discount rate	24%	15%	15.5%
Terminal value growth rate	3%	3%	3%

The discount rate was a pre-tax measure estimated based on the historical industry average weighted-average cost of capital, with a possible debt leveraging of 0%.

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

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2017, 2018 and 2019 respectively.

The recoverable amount of trademark is determined using the relief from royalty method, which was based on pre-tax cash flow projections for five years based on financial budgets approved by management, including royalty rate of 3% (2018 and 2017: 3%), terminal growth rate of 3% (2018 and 2017: 3%) and the applicable discount rate of 15.5% (2018:15% and 2017: 24%). Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to us.

Based on management’s assessment results, there was no impairment of goodwill and trademark as of June 30, 2017, 2018 and 2019.

Results of Operations

	Year Ended June 30,
	2017		2018		2019
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Revenue	853,295	100.0	1,169,348	100.0	1,499,025	218,358	100.0
Cost of revenue	(648,482)	(76.0)	(804,674)	(68.8)	(1,026,903)	(149,585)	(68.5)
Gross profit	204,813	24.0	364,674	31.2	472,122	68,773	31.5
Other income, net	6,325	0.8	3,689	0.3	25,100	3,656	1.7
Selling expenses	(21,902)	(2.6)	(24,539)	(2.1)	(25,003)	(3,642)	(1.7)
Administrative expenses	(28,385)	(3.3)	(63,374)	(5.4)	(72,661)	(10,584)	(4.8)
Operating profit	160,851	18.9	280,450	24.0	399,558	58,203	26.7
Gain on disposal of affiliated entities	—	—	5,349	0.4	—	—	—
Net finance income	6,892	0.8	11,391	1.0	24,935	3,632	1.7
Profit before tax	167,743	19.7	297,190	25.4	424,493	61,835	28.4
Income tax expenses	—	—	(66,288)	(5.7)	(108,713)	(15,836)	(7.3)
Net profit	167,743	19.7	230,902	19.7	315,780	45,999	21.1
Total comprehensive income	169,945	19.9	228,360	19.5	319,090	46,481	21.3

Year Ended June 30, 2018 Compared to Year Ended June 30, 2019

Revenue

Our revenue increased by 28.2% from RMB1,169.3 million in the 2018 fiscal year to RMB1,499.0 million (approximately US$218.4 million) in fiscal year 2019, primarily due to the following aspects:

K-12 educational services. Our revenue from K-12 educational services increased by 11.3% from RMB1,093.9 million in the 2018 fiscal year to RMB1,217.0 million (approximately US$177.3 million) in the 2019 fiscal year. The increase was mainly due to a 10.5% increase of the average tuition fees from RMB48,280 to RMB53,333 (approximately US$7,769) and a slight increase in the total number of enrolled students from 22,110 as of June 30, 2018 to 22,819 as of June 30, 2019. Our revenue increase was also attributable to having a greater proportion of our students enrolled in our international program which charges higher tuition than our basic educational program. Between the 2018 and 2019 fiscal years, the percentage of students enrolled in international program increased from 17.5% to 20.0%.

Educational training services. Our revenue from educational training services increased by 296.2% from RMB36.4 million in the 2018 fiscal year to RMB144.2 million (approximately US$21.0 million) in the 2019 fiscal year. The increase was mainly derived from the increase in students attendances in educational training programs resulting from the expansion of our affiliated and managed schools.

Study trip services. Our revenue from study trip services increased by 490.6% from RMB13.8 million in the 2018 fiscal year to RMB81.5 million (approximately US$11.9 million) in the 2019 fiscal year. The increase was mainly derived from the increase in the number of students participating in study trips.

Education and management services. Our revenue from education and management services increased by 115.3% from RMB19.0 million in the 2018 fiscal year to RMB40.9 million (approximately US$6.0 million) in the 2019 fiscal year, mainly due to the increase of number of our managed schools in the 2019 fiscal year.

Others. Other revenue increased by 148.4% from RMB6.2 million in the 2018 fiscal year to RMB15.4 million (approximately US$2.2 million) in the 2019 fiscal year. The increase was mainly due to the increase in overseas study consulting services and hotel management services.

Cost of revenue

Our cost of revenue increased by 27.6% from RMB804.7 million in the 2018 fiscal year to RMB1,026.9 million (approximately US$149.6 million) in the 2019 fiscal year. The increase in cost of revenue was primarily due to a) a 35.7% increase in labor costs due to (i) an increase in the total number of our teachers and educational staff, and (ii) a general increase in our employees’ compensation levels; b) a great increase in student related cost and transportation cost mainly derived from the increase in cost related to study trips and overseas study consulting services resulting from the increase in number of students participated in aforementioned programs.

Gross profit

As a result of the foregoing, our gross profit increased by 29.4% from RMB364.7 million in the 2018 fiscal year to RMB472.1 million (approximately US$68.8 million) in the 2019 fiscal year. Our gross margin was 31.5% in the 2019 fiscal year, compared to 31.2% in the 2018 fiscal year.

Other income, net

Other income increased by 578.4% from RMB3.7 million in the 2018 fiscal year to RMB25.1 million (approximately US$3.7 million) in the 2019 fiscal year. The increase in other income was mainly due to an increase in government grants of discretionary and non-conditional subsidies we received from the local government.

Operating expenses

Our operating expenses increased by 11.1% from RMB87.9 million in the 2018 fiscal year to RMB97.7 million (approximately US$14.2 million) in 2019 fiscal year. The increase was primarily due to the following reasons:

•

Selling expenses. Our selling expenses slightly increased by 2.0% from RMB24.5 million in the 2018 fiscal year to RMB25.0 million (approximately US$3.6 million) in the 2019 fiscal year. The increase was primarily due to increased student enrollment rewards on recruitment.

We have adopted IFRS 15 on July 1, 2018, which establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.

Upon the adoption of IFRS 15, we capitalized sales commissions related to the acquisitions of new K-12 educational service contracts as contract costs, which would be amortized over the expected student relationship period. We applied the practical expedient IFRS 15 and recognized the incremental costs of obtaining contracts as selling expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less from the initial recognition of the asset.

As a result of the adoption of IFRS 15 on July 1, 2018, our selling expense decreased by RMB1.0 million (approximately US$0.1 million) compared with estimates of the hypothetical amounts of selling expense that would have been recognized under IAS 18 and IAS 11 if those superseded standards had continued to apply to the year ended June 30, 2019 instead of IFRS 15.

•	Administrative expenses. Our administrative expenses increased by 14.7% from RMB63.4 million in the 2018 fiscal year to RMB72.7 million (approximately US$10.6 million) in the 2019 fiscal year. The increase was primary due to the increase in labor cost resulting from the increase in the compensation level of our office and administrative staff.

Net finance income

Our net finance income increased by 118.4% from RMB11.4 million in the 2018 fiscal year to RMB24.9 million (approximately US$3.6 million) in the 2019 fiscal year. This increase was primarily due to an increase in interest income caused by more funds deposited with the related party in the 2019 fiscal year compared to the 2018 fiscal year.

Income tax expenses

We had RMB66.3 million and RMB108.7 million income tax expenses (approximately US$15.8 million) for the 2018 and 2019 fiscal years, respectively. The increase was mainly driven by the growth of taxable profits. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Taxation”.

Net profit

As a result of the foregoing, our net profit increased by 36.8% from RMB230.9 million in the 2018 fiscal year to RMB315.8 million (approximately US$46.0 million) in the 2019 fiscal year.

Year Ended June 30, 2017 Compared to Year Ended June 30, 2018

Revenue

Our revenue increased by 37.0% from RMB853.3 million in the 2017 fiscal year to RMB1,169.3 million in fiscal year 2018, primarily due to the following aspects:

K-12 educational services. Our revenue from K-12 educational services increased by 28.2% from RMB853.3 million in the 2017 fiscal year to RMB1,093.9 million in the 2018 fiscal year. The increase was mainly due to a 18.5% increase of the average tuition fees from RMB 40,730 to RMB48,280 and a 5.5% increase in the total number of enrolled students from 20,950 as of June 30, 2017 to 22,110 as of June 30, 2018. Our revenue increase was also attributable to having a greater proportion of our students enrolled in our international program which charges higher tuition than our basic educational program. Between the 2017 and 2018 fiscal years, the percentage of students enrolled in international program increased from 13.5% to 17.5%.

Educational training services. Our revenue from educational training services increased from nil in the 2017 fiscal year to RMB36.4 million in the 2018 fiscal year.

Study trip service. Our revenue from study trip services increased from nil in the 2017 fiscal year to RMB13.8 million in the 2018 fiscal year.

Education and management services. Our revenue from education and management services increased from nil in the 2017 fiscal year to RMB19.0 million in the 2018 fiscal year, mainly due to the provision of various education and management services including the provision of services including but not limited finance, human resources, procurement, construction, IT, internal audit, property and logistics management services for schools acquired by Hailiang Investment.

Others. Other revenue increased from nil in the 2017 fiscal year to RMB6.2 million in the 2018 fiscal year.

Cost of revenue

Our cost of revenue increased by 24.1% from RMB648.5 million in the 2017 fiscal year to RMB804.7 million in the 2018 fiscal year. The increase in cost of revenue was primarily due to a) a 33.4% increase in labor costs due to (i) an increase in the total number of our teachers and educational staff, and (ii) a general increase in our employees’ compensation levels; b) a 26.9% increase in student-related costs, primarily due to (i)the increase in the number of students enrolled and the increased cost of our student canteen service, and (ii) the increase in cost related to study trip and overseas study consulting services resulting from the launch of aforementioned business in the 2018 fiscal year.

Gross profit

As a result of the foregoing, our gross profit increased by 78.1% from RMB204.8 million in the 2017 fiscal year to RMB364.7 million in the 2018 fiscal year. Our gross margin was 24.0% in the 2017 fiscal year, compared to 31.2% in the 2018 fiscal year.

Other income, net

Other income decreased by 41.3% from RMB6.3 million in the 2017 fiscal year to RMB3.7 million in the 2018 fiscal year.

Gain on disposal of affiliated entities

On February 28, 2018, we entered into agreements with Zhuji Hailiang Preschool Education Investment Co., Ltd., and transferred Tianma Kindergarten and the sponsorship and the entire equity interest in Hailiang Kindergarten. The consideration for disposing of Tianma Kindergarten and Hailiang Kindergarten was RMB1.7 million and RMB20.0 million, respectively. On the disposal date, the carrying amount of the net liabilities of Tianma Kindergarten was RMB17 thousand, and the carrying amount of the net assets of Hailiang Kindergarten was RMB16.8 million. We recognized a gain of RMB1.7 million and RMB3.2 million on the disposal of Tianma Kindergarten and Hailiang Kindergarten, respectively.

In June, 2018, Hailiang Management entered into a Change of Operator Agreement with Chuzhou Zhengxu Education Information Consulting Co., Ltd. and transferred the sponsorship and 100% equity interest in Chuzhou School to Chuzhou Zhengxu Education Information Consulting Co., Ltd., a wholly owned subsidiary of Hailiang Group. The consideration was RMB 1.8 million, and the carrying amount of its net assets was RMB 1.4 million on disposal date. The Company recognized a gain of RMB 0.4 million on the disposal.

These transactions were not strategic shifts in our business and will not have major impact on our business, therefore the transactions were not qualified as discontinued operation.

Operating expenses

Our operating expenses increased by 74.8% from RMB50.3 million in the 2017 fiscal year to RMB87.9 million in 2018 fiscal year. The increase was primarily due to the following reasons:

•	Selling expenses. Our selling expenses increased by 12.0% from RMB21.9 million in the 2017 fiscal year to RMB24.5 million in the 2018 fiscal year. The increase was primarily due to increased student enrollment rewards on recruitment.

•	Administrative expenses. Our administrative expenses increased by 123.3% from RMB28.4 million in the 2017 fiscal year to RMB63.4 million in the 2018 fiscal year. The increase was primary due to (i) an increase in labor cost due to an increase in the total number and compensation level of our office and administrative staff; (ii) an increase in professional service fees; (iii) an increase in other general operational expenses generated from newly established subsidiaries.

Net finance income

Our net finance income increased by 65.3% from RMB6.9 million in the 2017 fiscal year to RMB11.4 million. This increase was primarily due to an increase in interest income caused by more funds deposited with the related party in the 2018 fiscal year compared to the 2017 fiscal year.

Income tax expenses

We had nil and RMB66.3 million income tax expenses for the 2017 and 2018 fiscal years, respectively. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Taxation”.

Net profit

As a result of the foregoing, our net profit increased by 37.7% from RMB167.7 million in the 2017 fiscal year to RMB230.9 million in the 2018 fiscal year.

B. Liquidity and Capital Resources

Historically, we have financed our operations through internally generated cash. As of June 30, 2018 and 2019, we had approximately RMB812.6 million and RMB260.7 million (approximately US$38.0 million), respectively, in cash and cash equivalents. Our cash primarily consists of cash on hand, bank deposits and deposit in related party finance entity with an original maturity of three months or less and are held for the purpose of short-term cash commitments. We intend to finance our future working capital requirements and capital expenditures from our cash and cash equivalents and cash generated from operating activities.

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

We historically had recorded significant related party transactions involving loans made to, and repayments received from, such related parties as well as term deposits placed with Hailiang Finance, a finance company owned by Hailiang Group. As part of our cash management policy, we expect to continue to deposit a certain amount of cash generated from our private education business with a related party finance company owned by Hailiang Group. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective October 10, 2018, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2019 to be approximately RMB1.9 billion, and any amount above the upper deposit budget must be transferred to a commercial bank within seven business days. Effective from September 2, 2019, the upper deposit budget in 2020 fiscal year changed to RMB2.1 billion (approximately US$305.9 million). As of June 30, 2019, we had demand deposits and term deposits of RMB1,610.6 million (approximately US$234.6 million) at Hailiang Finance. Hailiang Finance is a non-bank financial institution licensed by the China Bank Regulatory Commission. It was incorporated in February 2013. It currently has a registered capital of RMB1.9 billion and has been approved by the relevant authorities to conduct business with other entities within Hailiang Group, including, among other things, receiving deposits, borrowing, lending and providing guarantees, providing accounting and financing consultancy, and providing trade settlement and insurance brokerage services. We believe that Hailiang Finance provides interest at market rates with flexible withdrawal terms on our deposits. Based on our review of relevant documents provided by Hailiang Finance, we believe that Hailiang Finance has satisfactory asset quality, liquidity position and internal control environment. In addition, since September 2014, Hailiang Group and Mr. Feng have entered into an annual guarantee agreement with us to irrevocably and jointly guarantee the timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest, and the guarantee was renewed annually. After considering the terms provided by Hailiang Finance, coupled with its financial condition as well as the guarantee provided by Hailiang Group and Mr. Feng, our board approved the arrangement in September 2019 and our audit committee reviews our related party transactions, including the deposit arrangement from time to time. We, however, recognize that there are risks involved in the cash deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We deposit a certain amount of cash with a related party and are subject to credit risks of such related party”.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended June 30,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(In thousands)
Net cash from operating activities	286,953	587,931	690,317	100,556
Net cash (used in)/from investing activities	(602,251)	131,145	(1,234,206)	(179,782)
Net cash from/(used in) financing activities	99,603	18,609	(7,343)	(1,070)
Net (decrease)/increase in cash and cash equivalents	(215,695)	737,685	(551,232)	(80,296)
Cash and cash equivalents at beginning of the year	291,011	77,801	812,620	118,372
Effect of movements in exchange rates on cash held	2,485	(2,866)	(704)	(103)
Cash and cash equivalents at the end of the year	77,801	812,620	260,684	37,973

Operating Activities

Net cash provided by operating activities amounted to RMB690.3 million (approximately US$100.6 million) in the 2019 fiscal year. The net cash provided by operating activities in the 2019 fiscal year was primarily attributable to net profit of RMB315.8 million (approximately US$46.0 million), adjusted for (i) depreciation of RMB132.0 million (approximately US$19.2 million), primarily relating to our furniture, equipment and leasehold improvements and (ii) interest income of RMB24.5 million (approximately US$3.6 million), primarily from a related party and (iii) income tax expenses of RMB108.7 million (approximately US$15.8 million), derived from the subsidiaries, affiliated for-profit schools and consolidated affiliated companies in the PRC, which are subject to a unified 25% enterprise income tax rate. Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB94.9 million (approximately US$13.8 million), primarily reflecting an increase in accrued labor costs; and (ii) an increase in deferred revenue and contract liabilities of RMB186.7 million (approximately US$27.2 million) caused by earlier collection of tuition fee for the next school year, offset by income tax paid of RMB111.3 million (approximately US$16.2 million).

Net cash provided by operating activities amounted to RMB587.9 million in the 2018 fiscal year. The net cash provided by operating activities in the 2018 fiscal year was primarily attributable to net profit of RMB230.9 million, adjusted for (i) depreciation of RMB113.1 million, primarily relating to our furniture, equipment and leasehold improvements, (ii) gain on disposal of affiliated entities of RMB5.3 million, (iii) interest income of RMB11.7 million, primarily from a related party and (iv) income tax expenses of RMB66.3 million derived from the subsidiaries and consolidated affiliated companies in the PRC, which are subject to a unified 25% enterprise income tax rate. Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB30.4 million, primarily reflecting an increase in accrued labor costs and business tax and other tax payable; (ii) an increase in other payables due to related parties of RMB18.0 million, primarily reflecting decreases in payables for the purchase of healthy food products due to a related party and in rental payables due to a related party, respectively; (iii) an increase in deferred revenue of RMB165.6 million caused by the increase of student enrollment, (iv) an increase in other current asset of RMB13.7 million, primarily reflecting increase in expense prepaid for overseas study consulting services and advances to employees, and (v) an increase in prepayment to third parties of RMB2.2 million, offset by income tax paid of RMB8.9 million.

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

Investing Activities

Net cash used in investing activities amounted to RMB1,234.2 million (approximately US$179.8 million) in the 2019 fiscal year. The net cash used in investing activities in the 2019 fiscal year was primarily attributable to (i) term deposits of RMB4,709.7 million (approximately US$686.0 million) placed with Hailiang Finance; (ii) cash used in purchase of property and equipment of RMB80.1 million (approximately US$11.7 million) relating to the renovation of school buildings and purchase of furniture and equipment; partially offset by (i) cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB3,526.6 million (approximately US$513.7 million); (ii) repayment of loans from Hong Kong Leonit Limited (“Leonit”) of RMB12.4 million (approximately US$1.8 million); and (iii) interest income of RMB20.6 (approximately US$3.0 million) million received from Hailiang Finance.

Net cash provided by investing activities amounted to RMB131.1 million in the 2018 fiscal year. The net cash provided by investing activities in the 2018 fiscal year was primarily attributable to (i) cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB401.0 million; (ii) interest income of RMB10.7 million mainly received from Hailiang Finance; (iii) proceeds of RMB18.0 million received from the disposal of kindergartens and Chuzhou School and (iv) proceeds of RMB1.0 million from sales of property and equipment; partially offset by (i) term deposits of RMB204.0 million placed with Hailiang Finance; (ii) cash used in purchase of property and equipment of RMB89.4 million relating to the renovation of school buildings and purchase of furniture and equipment and (iii) cash payment in acquisition of Haibo Logistics and Haibo Education amounting to RMB6.2 million.

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

Financing Activities

Net cash used in financing activities amounted to RMB7.3 million (approximately US$1.1 million) in the 2019 fiscal year, which was attributable to dividends paid to non-controlling shareholders of our subsidiaries amounting to RMB7.5 million (approximately US$1.1 million).

Net cash provided by financing activities amounted to RMB18.6 million in the 2018 fiscal year, which was attributable to the receipt of loan from a related party of RMB7.6 million and capital contribution from former shareholder of RMB11.0 million.

Net cash provided by financing activities amounted to RMB99.6 million in the 2017 fiscal year. We generated RMB99.6 million from the loan proceed from a related party.

Capital Expenditures

We incurred capital expenditures of RMB109.0 million, RMB89.4 million, and RMB80.1 million (approximately US$11.7 million) in the 2017, 2018 and 2019 fiscal years, respectively. The capital expenditure in 2017, 2018 and 2019 fiscal year primarily related to the renovation of school buildings and classrooms in Hailiang Experimental High School and Tianma Experimental School and the purchase of furniture and equipment for Hailiang Education Park.

Recent Accounting Pronouncements

Up to the date of issue of our consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations, which are not yet effective for the year ended June 30, 2019 and which have not been adopted in our consolidated financial statements. These include the following which may be relevant to us.

Effective for accounting periods beginning on or after
IFRS 16, Leases	January 1, 2019
IFRIC 23, Uncertainty over Tax Treatments	January 1, 2019
Annual Improvements to IFRS Standards 2015– 2017 Cycle	January 1, 2019
Amendments to IAS 19, Employee Benefit	January 1, 2019
Amendments to IAS 28, Investments in Associates and Joint	January 1, 2019
Amendments to References to Conceptual Framework in IFRS Standards	January 1, 2020
Amendments to IFRS 3, Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8, Definition of Material	January 1, 2020
IFRS 17, Insurance Contracts	January 1, 2021
Amendments to IFRS 10 and IAS 28, Sale and contribution of Assets between an Investor and its Associate or Joint Venture	Available for optional adoption/effective date deferred indefinitely

IFRS 16 Leases

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items.

The standard should be applied in an entity’s IFRS financial statements for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted.

We plan to adopt IFRS 16 in the financial reporting period commencing July 1, 2019 and elect to use the modified retrospective approach. As allowed by IFRS 16, we plan to use the practical expedient to grandfather the previous assessment of which existing arrangements are, or contain, leases. We will therefore apply the new definition of a lease in IFRS 16 only to contracts that are entered into on or after the date of initial application. In addition, we plan to elect the practical expedient for not applying the new accounting model to short-term leases and leases of low-value assets.

IFRS 16 will primarily affect our accounting as a lessee of leased campuses and office space which are currently classified as operating leases. The application of the new accounting model is expected to lead to an increase in both assets and liabilities, and to impact on the timing of the expense recognition in the statement of profit or loss over the period of the lease, and to impact on the disclosure about our leasing activities.

Our operating lease commitment amounted to RMB688.4 million as of June 30, 2019. The majority of the operating lease commitment amounting to RMB664.0 million was related to the campus rental agreements entered into between our affiliated schools and subsidiaries and Hailiang Investment regarding the three campuses in Zhuji city on April 28, 2019. The lease period is until June 30, 2037.

Our affiliated schools and subsidiaries and Hailiang Investment entered into a series of lease supplemental agreements, pursuant to which we agreed to prepay rental fees of RMB540.5 (approximately US$78.7 million) million for the entire remaining lease period from July 1, 2019 to June 30, 2037. On September 12, 2019, the rental fees of RMB540.5 million (approximately US$78.7 million) were fully paid.

As of June 30, 2019, a preliminary assessment indicates that these arrangements will meet the definition of a lease under IFRS 16, and hence we will recognize a right-of-use asset and a corresponding liability in respect of all these leases unless they qualify for low value or short-term leases upon the application of IFRS 16. The new requirement to recognize a right-of use asset and a related lease liability is expected to have a significant impact on the amounts recognized in our consolidated financial statements and we are currently assessing its potential impact.

As of the date of the authorization of these consolidated financial statements, we are still assessing the appropriate discount rate, therefore we are unable to reliably estimate the amount of impact of the application of IFRS 16 on our consolidated financial statements regarding leases where we are the lessee.

IFRIC 23

This Interpretation provides guidance on how to apply IAS 12, Income taxes when there is uncertainty over whether a tax treatment will be accepted by the tax authority.

Under the Interpretation, the key test is whether it is probable that the tax authority will accept the entity’s tax treatment. If it is probable, then the entity should measure current and deferred tax consistently with the tax treatment in its tax return. If it is not probable, then the entity should reflect the effect of uncertainty in its accounting for income tax by using the “expected value” approach or the “the most likely amount” approach – whichever better predicts the resolution of the uncertainty and in that case the tax amounts in the financial statements will not be the same as the amounts in the tax return. The interpretation is to be applied retrospectively, either fully retrospectively without the use of hindsight or retrospectively with the cumulative effect of application as an adjustment to the opening equity at the date of initial application, without the restatement of comparative information. We expect to adopt the interpretation from July 1, 2019. The interpretation is not expected to have any significant impact on our financial statements.

For those other new standards with effective date beginning on/after January 1, 2019, we are in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application.

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

Leveraging our research and development capabilities, we have developed teaching methods and courses for certain subjects that are not generally offered by other similar private education providers. We have supplemented various government-mandated coursework with our self-developed courses. For example, we offered an interdisciplinary course called “STEAM”, which teaches Science, Technology, Engineering, Arts and Mathematics, with the aim of developing our students the ability to deal with complicated situations. We also offer a local geography course called “Local history——Hangzhou” for purposes of getting students to apply the geographical approaches and principles they learn to local city.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2018 to June 30, 2019 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2019:

Total
Capital Commitments (1)	12,525

	Payments Due by Period
	Total	Within 1 Year	1-5 Years	More than 5 Years
Operating Lease Commitments (2)	688,424	36,376	155,254	496,794

(1)	Includes payments to be made to Heng Zhong Da, a company over which Mr. Feng has significant influence, relating to the renovation of school buildings in Hailiang Education Park, Tianma Experimental School and Zhejiang Experimental High School, and payments to be made to certain third-party vendors for the purchase of equipment, software and leasehold improvements.

(2)

Includes payments to be made to Hailiang Investment, a company controlled by Mr. Feng, relating to the lease payments for the three campuses in Zhuji City, payment to Nanchang Hongtou Property Management Co., Ltd., a related party owned by our non-controlling shareholder relating to the office lease payment for Haibo Education, payment to Zhenjiang Municipal Bureau for the lease of Zhenjiang Jianghe High School of Art and payment to Xinhang Village Economic Cooperative for the land use right of Tianma Experimental School.

Our operating lease commitment amounted to RMB688.4 million as of June 30, 2019. The majority of the operating lease commitment amounting to RMB664.0 million was related to the campus rental agreements entered into between our affiliated schools and subsidiaries and Hailiang Investment regarding the three campuses in Zhuji city on April 28, 2019. The lease period is until June 30, 2037.

Our affiliated schools and subsidiaries and Hailiang Investment entered into a series of lease supplemental agreements, pursuant to which we agreed to prepay rental fees of RMB540.5 million for the entire remaining lease period from July 1, 2019 to June 30, 2037. On September 12, 2019, the rental fees of RMB540.5 million were fully paid.

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

This annual report on Form 20-F also contains third-party data related to macroeconomic data and the education industry as well as related projections and analyses based on a number of assumptions. These market data, including statistical data extracted from Ministry of Education of the PRC and the Sansheng Report, include projections that are based on a number of assumptions. The projected growth may not materialize at the rates suggested by the market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the changing nature of the education industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions. Although we believe that the publications, reports and surveys are reliable, we have not independently verified the data. You should not place undue reliance on these forward-looking statements.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is 1508 Binsheng road, Binjiang District, Hangzhou City, Zhejiang province, 310051, People’s Republic of China:

Name	Age	Position/title
Ming Wang	58	Chairman and chief executive officer
Cuiwei Ye	60	Director and principal general
Ken He	39	Independent director
Xiaohua Gu	47	Independent director
Xiaofeng Cheng	44	Independent director
Jian Guo Yu	46	Chief financial officer
Litao Qiu	53	Board secretary
Junwei Chen	28	President
Ping Huang	48	Vice President
Lei Peng	48	Vice President
Zhougang Zhu	40	Vice President

Mr. Ming Wang has served as the chairman of the board of directors and chief executive officer of Hailiang Inc. since 2014. He has also served as the chairman of Hailiang Consulting, our wholly-owned subsidiary in China, since 2011. He has also served as vice president of Hailiang Group, a related party, since 2004. Mr. Wang is also a director of Bank of Ningxia Co., Ltd. since February 2011. Mr. Wang was named to the Forbes China 2018 Top 50 "Best CEOs of Chinese Public Companies" List in September 2018 and was also named as "2017 China Education Industry Outstanding Contributor" by Sina China Education Ceremony - 10th Anniversary in November, 2017. Mr. Wang received an MBA degree from the University of Management and Technology and an EMBA degree from Zhongnan University of Economics and Law. Mr. Wang is also a Senior Economist certified by the Zhejiang provincial government.

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

Mr. Jian Guo Yu has served as our chief financial officer since November 3, 2017. Before 2006, Mr. Yu worked with PricewaterhouseCoopers LLP. From 2006 to 2017, Mr. Yu was a Senior Internal Auditor Manager with Sunrider International. Mr. Yu received a Bachelor of Science degree in Accounting and Finance Emphasis (dual degrees) from California State University, Long Beach and is a member of AICPA, a licensed Certified Public Accountant, in the State of California as well as a Certified Internal Auditor with Institute of Internal Auditors.

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

Mr. Junwei Chen has served as the president of Hailiang Management since March 2019 and as the vice president of Hailiang Group since January 2019. Mr. Chen received a doctor degree in Energy and Resource Engineering from Peking University.

Mr. Ping Huang has served as the Vice President of Hailiang Management since August 2018 and vice principal general since March 2019. Mr. Huang has served as the executive vice principal of Hailiang Inc. from 2017 to 2018 and vice principal of Hailiang Inc. from March 2016 to May 2017. Mr. Huang has also served as the principal of Hailiang Elementary School from August 2015 to present. From August 2011 to March 2016, Mr. Huang served as the principal of the Elementary School of Tianma Experimental School. Mr. Huang has worked in Hailiang Inc. since 1995 in various functions. Mr. Huang received a bachelor’s degree from Central Broadcast and Television University in 2006. Mr. Huang has won various honor awards in the PRC education section including Outstanding Teacher of Zhejiang’s Private Education Elementary and Secondary School Chapter and Chunchan Award of Zhejiang Province.

Ms. Lei Peng has served as the vice president of Hailiang Management since May 2019. Ms. Peng joined the company since August 2000, and has been awarded with several honorary titles, such as National Outstanding Private teacher, Shaoxing City’s Famous Principle, First Prize of Zhejiang High School Geography Course. Ms. Peng received a bachelor degree in geography education from Xinjiang Normal University in 1992. From 1993 to 2000, Ms. Peng worked with Grain Corporation Futures Trading Department in Zhuji.

Mr. Zhougang Zhu has served as the vice president of Hailiang Management since May 2019 and the principle of Tianma Experimental School and Xinchang Nanrui Experimental School. Mr. Zhu joined Hailiang Group since 1998, but he left to work in other companies for a few years and returned to Hailiang Group in August 2016. During this period, Mr. Zhu has served as the vice principle of Huangshan Middle School and the principle of Donghe Middle School. Mr. Zhu received a bachelor degree in music education from Zhejiang Normal University, and is currently pursuing a master degree in mathematics at East China Jiao Tong University. Mr. Zhu has won honor awards in the PRC education including the National First Prize of Mathematics Course and Famous Principle of Zhejiang Province.

B. Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended June 30, 2019, we paid an aggregate amount of RMB5.7 million (approximately US$0.8 million) in cash compensation to our directors and executive officers.

Our PRC subsidiaries are required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiaries paid retirement and similar benefits for our officers and directors in the year ended June 30, 2019.

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

D. Employees

We had 3,240, 4,129, and 4,183 employees as of June 30, 2017, 2018 and 2019, respectively. The majority of our employees are full-time and have signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff, we also have employees in sales and marketing, information technology and general administration. The following table sets forth the numbers of our employees, categorized by function as of June 30, 2019.

Function	Number of Employees
Teachers and educational staff	2,062
Cafeteria and dining hall staff	639
Student living staff	501
Security and safety staff	96
Administrative staff	325
Other staff	560
Total	4,183

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 23, 2019 by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our ordinary shares; and,

•	officers and directors as a group.

The calculations in the table below are based on there being 412,450,256 ordinary shares outstanding as of September 23, 2019.

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

Ordinary Shares beneficially owned
Name	Number	%
Directors and Executive Officers:
Ming Wang	—	—
Cuiwei Ye	—	—
Ken He	—	—
Xiaohua Gu	—	—
Xiaofeng Cheng	—	—
Jian Guo Yu	—	—
Litao Qiu	—	—
Junwei Chen	—	—
Ping Huang	—	—
Lei Peng	—	—
Zhougang Zhu	—	—
Directors and Officers as a group (11 persons)

Principal Shareholder:
Hailiang Feng(1)	360,000,000	87.28

(1)	Includes 223,200,000 shares held by Jet Victory International Limited, 100,800,000 shares held by Brilliant One Development Limited, 18,000,000 shares held by Fame Best International Limited and 18,000,000 shares held by Gain Success Group Limited. Jet Victory International Limited is a British Virgin Islands, or BVI company wholly-owned by Jet Victory Group Limited, a BVI company wholly owned by Jet Victory Holdings Limited, a BVI company that is wholly owned by an irrevocable trust controlled by Mr. Feng, the settlor of the trust. Gain Success Group Limited is a BVI company wholly-owned by Candid Group Limited, a BVI company wholly owned by Candid Holdings Limited, a BVI company that is wholly owned by an irrevocable trust controlled by Mr. Feng, the settlor of the trust. Fame Best International Limited is a BVI company wholly owned by Mr. Feng. Brilliant One Development Limited is a BVI company wholly owned by Hailiang Group. As of the date of this annual report on Form 20-F, Hailiang Group is controlled by Mr. Feng and is held 43.6% by Mr. Feng, 40.3% by Ningbo Zhetao Investment Holdings Co., Ltd. and 9.3% by Ningbo Dunshi Investment Co., Ltd. Ningbo Zhetao Investment Holdings Co., Ltd. is controlled by Mr. Feng and is held 58.8% by Mr. Feng and 31.6% by Beize Group. Beize Group is controlled by Mr. Feng and is held 99.8% by Mr. Feng and 0.2% by his brother in law. Ningbo Dunshi Investment Co., Ltd. is controlled by Mr. Feng and is held 96.6% by Mr. Feng. All the remaining minority equity interests in such shareholding entities are held by Mr. Feng’s relatives and/or independent third parties.

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

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with our Affiliated Entities and their Shareholder

We have entered into a series of contractual arrangements with Hailiang Management which controls and holds our affiliated schools, and the shareholders of Hailiang Management, Mr. Feng and Beize Group. Such contractual arrangements provide us with: (i) the power over Hailiang Management, (ii) the exposure or rights to variable returns from our involvement with Hailiang Management, and (iii) the ability to affect those returns through use of our power over Hailiang Management to affect the amount of our returns. Therefore, we control Hailiang Management and its subsidiaries. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Certain Related Parties

Loans to/from related parties

Our ultimate controlling shareholder, Mr. Feng, owns or controls other non-educational service businesses that from time to time require short-term financing to support their business operations and working capital needs. After considering our cash on hand and forecasted cash flows to fund our operations, we provided financing to certain companies owned or controlled by Mr. Feng, during the periods presented.

On October 31, 2016, we provided a one-year-period interest-free loan in the amount of US$14.5 million (the “Leonit Loan”) to Leonit, a related party of the Company. On the same date, Hailiang Group, controlled by Mr. Feng and a related party of the Company, provided an interest-free loan in the amount of USD$14.5 million (the “2016 Hailiang Loan”) to Hailiang Consulting, our PRC WOFE, due when the Leonit Loan is paid off.

On October 9, 2017, we and Leonit agreed to extend the due date of the Leonit Loan to October 30, 2018 with renewal option of both parties agree.

Similarly, on October 9, 2017, Hailiang Group and Hailiang Consulting agreed to extend the due date of the 2016 Hailiang Loan to October 30, 2018 with renewal option if both parties agree.

Separately, on December 5, 2017, Leonit provided an interest-free loan in the amount of US$1.15 million (the “2018 Leonit Loan”) to us, due on December 4, 2018 with renewal option if both parties agree. The loan of USD1.15 million was offset against the USD loan per the agreement between the Company and Leonit.

During the year ended June 30, 2019, Leonit repaid part of the USD loan, amounting to USD$1.82 million. We received and will continue to receive an annual guarantee from a related party, incorporated in British Virgin Island and controlled by Hailiang Group, on the Leonit Loan. Therefore, we consider that the credit risk arising from the loan is significantly mitigated by the guarantee.

Deposits

Starting from the 2014 fiscal year, we deposited a certain amount of cash with Hailiang Finance, a related party finance company owned by Hailiang Group. Hailiang Finance may provide funds and financing to entities within the Hailiang Group.

As of June 30, 2018 and 2019, we had held cash at a related party finance entity of RMB740.7 million and RMB223.5 million (approximately US$32.6 million), respectively. During the year ended June 30, 2018, net amount of RMB679.0 million were placed with Hailiang Finance. During the years ended June 30, 2017 and 2019, net amount of RMB110.0 million and RMB517.2 million (approximately US$75.3 million) were withdrawn from Hailiang Finance, respectively.

As of June 30, 2018 and 2019, we had term deposits with maturities not less than three months and not greater than twelve months which are held for the purpose of investment amounting to RMB204.0 million and RMB1,387.1 million (approximately US$202.1 million) placed at Hailiang Finance, respectively. During the year ended June 30, 2017, term deposits of RMB2.0 billion were placed with Hailiang Finance, and RMB1.6 billion matured. During the year ended June 30, 2018, term deposits of RMB204.0 million were placed with Hailiang Finance, and RMB401.0 million matured. During the year ended June 30, 2019, term deposits of RMB4.7 billion (approximately US$684.6 million) were placed with Hailiang Finance, and RMB3.5 billion (approximately US$509.8 million) matured.

The interest income from the deposits during the years ended June 30, 2017, 2018 and 2019 amounted to RMB5.8 million, RMB11.5 million, and RMB24.3 million (approximately US$3.5 million), respectively. As part of our cash management policy, we expect to continue to deposit a certain amount of cash generated from our private education business with Hailiang Finance. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September 2018, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2019 to be approximately RMB 1.9 billion, and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. Effective from September 2, 2019, the upper deposit budget in 2020 fiscal year changed to RMB2.1 billion (approximately US$305.9 million). In July 2019, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest. As of June 30, 2019, the balance of cash and deposits we had with Hailiang Finance amounted to RMB223.5 million (approximately US$32.6 million) in cash and RMB1,387.1 million (approximately US$202.1 million) in term deposits, respectively. During the year ended June 30, 2019, our deposits with the finance company are generally made in the form of demand deposits or term deposits with terms ranging from three months to twelve months. The demand deposits are held for the purpose of meeting short-term cash commitments, such as to pay for our operating expenses at any time. The term deposits are held for investment purposes and can be withdrawn prior to their maturity without incurring significant penalties. We are subject to credit risks associated with the term deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We deposit a certain amount of cash with related parties and are subject to credit risks of such related parties.”

Lease agreements with related parties

We lease school buildings and related facilities for campuses in Zhuji city from Hailiang Investment, a company controlled by our ultimate controlling shareholder, Mr. Feng. For the 2017 fiscal year, the rental expenses amounted to RMB30.0 million. On December 29, 2017, we and Hailiang Investment mutually terminated the lease agreements and entered into new lease agreements in order to allocate lease fees to respective schools according to gross floor area. For the 2018 fiscal year, the rental expenses amounted to RMB31.0 million. On April 28, 2019, we and Hailiang Investment mutually terminated the above-mentioned lease agreements and entered into new lease agreements, in order to allocate lease fees to respective schools and subsidiaries according to gross floor area. The term of the lease is for nineteen years since July 1, 2018 and the rental fee is subject to a 5% annual increase from fiscal year 2020 to 2022. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Investment. For the 2019 fiscal year, our total rental expenses amounted to RMB31.5 million (approximately US$4.6 million). Our affiliated schools and subsidiaries and Hailiang Investment entered into a series lease supplemental agreements, pursuant to which we agreed to prepay rental fees of RMB540.5 million (approximately US$78.7 million) for the entire remaining lease period from July 1, 2019 to June 30, 2037. On September 12, 2019, the rental fees of RMB540.5 million (approximately US$78.7 million) were fully paid.

We also lease the office space and warehouse for Jiangxi Haibo Education Management Co., Ltd. and Jiangxi Haibo Logistics Management Co., Ltd. from Nanchang Hongtou Property Management Co., Ltd., a related party controlled by our non-controlling shareholder. The rental fee amounted to RMB1.5 million and RMB1.6 million (approximately US$0.2 million) for the 2018 fiscal year and 2019 fiscal year, respectively, and is subject to a 3.0% annual increase in next three years.

We lease some office spaces from Hangzhou Hailiang Real estate Co., Ltd., a related party controlled by Mr. Feng. The rental fee amounted to RMB0.7 million (approximately US$0.1 million) for the 2019 fiscal year.

Leasehold improvement contracts

On November 13, 2014, Hailiang Experimental High School entered into three leasehold improvement contracts with Heng Zhong Da Construction Co., Ltd.(“Heng Zhong Da”), a company over which Mr. Feng has significant influence, for outfitting services and related improvements for student dormitories, educational buildings, dining halls, administrative building, sports stadiums, welcoming center and the school hospital of Hailiang Education Park. Pursuant to the three leasehold improvement contracts, Hailiang Experimental High School agreed to pay a total consideration of approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the contracts) to Heng Zhong Da. Heng Zhong Da commenced outfitting and improvements on November 13, 2014 and completed the relevant work prior to June 30, 2016. After a final inspection by Hailiang Experimental High School, the parties of the contracts agreed on the final payment amount to be based on the actual costs incurred which were approximately RMB291.7 million (or. RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the three leasehold improvement contracts).

Additionally, we also entered into a series of leasehold improvement contracts with Heng Zhong Da for the leasehold improvement of educational buildings, dining halls, student dormitories of Hailiang Education Park, Hailiang Experimental High School and Tianma Experimental School, and the amount of the contracts was RMB34.6 million, RMB23.2 million and RMB31.7 million (approximately US$4.6 million) during the years ended June 30, 2017, 2018 and 2019, respectively. As of June 30, 2019, and as of the date of this annual report on Form 20-F, work related to a certain number of the leasehold improvement contracts have completed and payments remitted, while other contracts are open and payments are expected to be remitted upon work completion.

We have purchased leasehold improvement service RMB37.2 million, RMB29.1 million, and RMB29.7 million (approximately US$4.3 million) to Heng Zhong Da during the years ended June 30, 2017, 2018 and 2019, respectively.

We have paid RMB 29.4 million, RMB24.3 million, and RMB37.9 million (approximately US$5.5 million) to Heng Zhong Da during the years ended June 30, 2017, 2018 and 2019, respectively.

Purchase of healthy food products and information service

We purchased healthy food products from Ming Kang Hui Ecological Agriculture Group Co., Ltd., and Ming Kang Hui E-Commerce Co., Ltd., two companies controlled by Mr.Feng, amounting to RMB48.3 million, RMB38.3 million and RMB69.0 million (approximately US$10.1 million) during the years ended June 30, 2017, 2018 and 2019, respectively.

We received IT services, student’s physical examination services, travel services and other services from related parties controlled by Hailiang Group, amounting to nil, RMB6.9 million and RMB23.3million (approximately US$3.4 million) during the year ended June 30, 2017, 2018 and 2019, respectively.

Sales of products and services

We provided education and management services to Hailiang Kindgarten, Zhuji Hailiang Jinshan Kindgarten and Tianma Kindgarten, which were controlled by Hailiang Group, and other 19 schools controlled by Hailiang Investment, including Xiantao No.1 Middle School, Xinchang Nanrui Experimental School, Feicheng Hailiang Foreign Language school, Jinhua Hailiang Foreign Language School and 15 Baishu Schools. Education and management service fees of nil, RMB12.3 million and RMB28.3 million (approximately US$4.1 million) were charged to the abovementioned schools during the years ended June 30, 2017, 2018 and 2019, respectively.

We provided property and logistics management services to Ming Kang Hui supermarkets located on our campuses. These supermarkets are operated by Zhejiang Ming Kang Hui Food Co., Ltd., controlled by Mr. Feng, The services we provided amounted to RMB3.8 million, RMB4.6 million, and RMB4.9 million (approximately US$0.7 million) during the years ended June 30, 2017, 2018 and 2019.

We sold products and other services to our related parties, amounting to nil, RMB0.4 million, and RMB3.3 million (approximately US$0.5 million) during the years ended June 30, 2017, 2018 and 2019.

Disposal of affiliated entities to related parties

We transferred our 100% equity interest in Tianma Kindergarten and 100% equity interest in Hailiang Kindergarten to Zhuji Hailiang Preschool Education Group Co., Ltd., a related party of the Company controlled by Hailiang Group, and transferred the sponsorship and 100% equity interest in Chuzhou School to Chuzhou Zhengxu Education Information Consulting Co., Ltd., a related party of the Company controlled by Hailiang Group, and recognized an aggregate gain on disposal of RMB5.3 million (approximately US$ 0.8million) during the year ended June 30, 2018. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Gain on disposal of affiliated entities.”

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

In January 2018, Xinyu Baishu also transferred the remaining 44% equity interest in Haibo Education and Haibo Logistics to Nanchang Baishu Technology, a related party of us. The 44% equity interests owned by Nanchang Baishu were recorded as non-controlling interests.

In November 2018, Haibo Education and Haibo Logistics announced and paid dividends amounting to RMB6.1 million (approximately US$0.9 million) and RMB 1.4 million (approximately US$0.2 million) to Nanchang Baishu Technology, respectively.

Capital contribution

Mr. Feng made capital contribution of RMB 15 million to us through payment of awards to our Group’s outstanding teachers to recognize their outstanding performance and contributions during fiscal year 2019.

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

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our ADSs are listed on the NASDAQ Global Market under the symbol “HLG.” Each ADS represents 16 of our ordinary shares. For the period from June 30, 2018 to June 30, 2019, the trading price of our ADSs on the NASDAQ Global Market has ranged from US$30.25 to US$88.92 per ADS.

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

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time the Companies Law of the Cayman Islands (2018 Revision), which is referred to as the Companies Law below, and the common law of the Cayman Islands.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which has been filed as Exhibit 3.1 to our Form F-1 (File No. 201263), as amended, filed with the SEC on December 24, 2014.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. As set forth in article 3 of our amended and restated memorandum of association, the objects for which our company is established are unrestricted.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Terms of Directors and Officers.”

Ordinary Shares

General Our authorized share capital is US$100,000 consisting of 1,000,000,000 ordinary shares with par value US$0.0001 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under our amended and restated memorandum and articles of association, our company may issue only non-negotiable shares and may not issue bearer shares.

Dividends The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may declare and pay a dividend only out of funds legally available therefor, namely out of either profit or our share premium account, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, on a poll each ordinary share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution is required for important matters such as a change of name or any amendment to our memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our memorandum, and cancelling any unissued shares. Both ordinary resolution and special resolution may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our amended and restated memorandum and articles of association.

Appointment and Removal of Directors Our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. Directors may be removed by ordinary resolution of our shareholders.

General Meetings of Shareholders and Shareholder Proposals As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or the chairman of the board. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate not less than one-third of the votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association allow any two or more of our shareholders holding in the aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Shares Subject to the restrictions of our amended and restated memorandum and articles of association set out below, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board of directors.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is properly stamped, if required; (c) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (d) the share to be transferred is free of any lien in favor of us; (e) a fee of such maximum sum as NASDAQ may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof; and (f) the instrument of transfer is in respect of only one class of shares.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required of NASDAQ, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board of directors may determine.

Liquidation On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders on a pro rata basis in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

The liquidator may, with the sanction of a special resolution of our shareholders, divide amongst the shareholders in species or in kind the whole or any part of the assets of our company and may for that purpose value any assets and determine how the division shall be carried out as between our shareholders or different classes of shareholders.

We are an exempted company with limited liability incorporated under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors, before the issue of such shares, or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied either with the written consent of the holders of two-thirds in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, at the discretion of our board of directors, we intend to provide our shareholders with annual audited financial statements.

Changes in Capital Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution and subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

•	designation of the series;

•	the number of shares of the series;

•	the dividend rights, conversion rights and voting rights; and

•	the rights and terms of redemption and liquidation preferences.

The issuance of convertible redeemable preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

People’s Republic of China Taxation

Hailiang Inc. is a holding company incorporated in the Cayman Islands and its income depends primarily on dividends from our PRC subsidiaries. The New EIT Law and its implementation rules provide that an income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprise shareholders unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. Under the Double Tax Avoidance Arrangement, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by the PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement between China and Hong Kong and other applicable PRC laws, will be subject to withholding tax at the rate of 5%. Pursuant to the Administrative Measures on Entitlement of Non-residents to Treatment under Tax Treaties, non-resident taxpayers which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to continuous administration by the tax authorities. Furthermore, the State Administration of Taxation promulgated Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties (“Circular 9”) in February 2018,, which took into effect on April 1, 2018 and provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. Under Circular 9, to determine the "beneficial owner" status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out in accordance with the factors set out in Article 2 and actual conditions of the specific case shall be taken into account. According to the Article 2 of Circular 9, generally speaking, if the business activities undertaken by the applicant do not constitute substantive business activities, it will be unfavorable for determination of the applicant’s “beneficial owner” status. Substantive business activities shall include manufacturing, sales and marketing and management activities of a substantive nature. Determination of whether the business activities undertaken by the applicant are of a substantive nature shall be based on the functions actually performed and the risks borne. Investment holding management activities of a substantive nature undertaken by the applicant may constitute substantive business activities; where the applicant undertakes investment holding management activities which do not constitute substantive business activities and simultaneously undertakes other business activities, if such other business activities are not significant enough, the applicant's business activities shall not constitute substantive business activities. Therefore, an agent or conduit company will normally not be regarded as a beneficial owner and not qualify for tax benefits under the treaties or arrangements. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

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

Under the PRC Individual Income Tax Law promulgated on September 10, 1980, as amended in 1993, 1999, 2005, 2007, 2011 and 2018 and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not residents of the PRC are ordinarily subject to a PRC withholding tax at a rate of 20% and PRC source gains realized by such investors on the transfer of ADSs or shares would be subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Passive Foreign Investment Company

We are unable to determine whether we were a passive foreign investment company for U.S. federal income tax purposes, or a PFIC, for our taxable year ending on June 30, 2019. For U.S. federal income tax purposes, an entity is a PFIC for any taxable year if applying applicable look-through rules, either (i) at least 75% of its gross income for such year is passive income, or (ii) at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. We have not been able to determine the fair market value of all of our assets on a quarterly basis with sufficient certainty to determine whether we were a PFIC for our taxable year ending on June 30, 2019. Additionally, we have a significant amount of cash, which is a passive asset, and consequently the determination of our PFIC status for our current taxable year ending on June 30, 2019 will depend primarily on the trading price of our ADSs and the rate at which we use our cash (including cash raised in our initial public offering) and other liquid assets to acquire non-passive assets during the remainder of the current taxable year. Accordingly, we cannot confirm that we will be treated as a PFIC for our current taxable year or for any future taxable year or that the United States Internal Revenue Service, or IRS, will not take a contrary position.

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We however, must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the assets held for the production of passive income, it is possible that, for our 2019 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Hailiang Management and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Hailiang Management and its subsidiaries, and as a result, we are treating Hailiang Management as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, according to Internal Revenue Code Section 1297(c), a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Although we do not technically own any stock in Hailiang Management, because of our control of management decisions of Hailiang Management, our entitlement to economic benefits associated with Hailiang Management, and the inclusion of Hailiang Management as part of the consolidated group, there is a risk that our interest in Hailiang Management might be considered a deemed stock interest. Therefore, the income and assets of Hailiang Management and its subsidiaries should be included in the determination of whether or not we are a PFIC in any taxable year. It is important to emphasize that there is little to no guidance other than the statute itself (Internal Revenue Code Section 1297(c)) and analogous portions of the code, treasury regulations and other accepted authorities and as such it is possible for the IRS to challenge the argument that the look through rule would apply in this case, especially since the statute explicitly says “stock.” Thus, if we are not treated as owning Hailiang Management and its subsidiaries for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our cash and other liquidity assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ADSs or ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold our ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold our ADSs or ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to our ADSs or ordinary shares.

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

In accordance with Rule 5250(d) of the NASDAQ Listing Rules, we will post this annual report on Form 20-F on our website http://ir.hailiangedu.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, and most of our revenue, costs and expenses are denominated in Renminbi. Additionally, our cash and cash equivalents are held in both Renminbi and U.S. dollars. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi may affect our results of operations and financial condition.

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

Credit Risk

Our credit risk is primarily attributable to cash in banks, cash and term deposits held at a related party finance entity, loans receivable due from a related party.

We had cash held by third-party financial institutions located in the PRC, Hong Kong SAR. The bank deposits with financial institutions in the PRC are insured by the government authority for up to RMB500. The bank deposits with financial institutions in the Hong Kong SAR are insured by the government authority for up to HK$500. We have not experienced any losses in uninsured bank deposits and do not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, we primarily place bank deposits with large financial institutions in the PRC, Hong Kong SAR with acceptable credit rating. We have historically made deposits with Hailiang Finance. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties—Deposits.” Hailiang Finance, a subsidiary of Hailiang Group, is a finance company that is licensed to provide intra-group financing arrangements within Hailiang Group subsidiaries and other related party companies. The establishment of Hailiang Finance was approved by the China Banking Regulatory Commission, or CBRC, as a non-banking financial institution to solely facilitate Hailiang Group’s internal financing transactions including issuing loans to and accepting cash deposits from its subsidiaries and other related party entities. Pursuant to the license issued by CBRC, Hailiang Finance is not permitted to make any loans or accept any deposits from any parties that are unrelated to Hailiang Group, except for inter-bank transactions with other unrelated commercial banks. Hailiang Group and Mr. Feng have provided a guarantee on our deposits with Hailiang Finance. Based on one recent PRC credit rating organization, Hailiang Group has been rated AA+ which indicates strong ability to make payments on debts as they become due. Management believes that the credit risk on our deposit is low considering Hailiang Group’s guarantee and credit rating. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective from September 2, 2019, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2020 to be approximately RMB2.1 billion (approximately US$305.9 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. As of June 30, 2019, we had cash and term deposits of RMB1,610.6 million (approximately US$234.6 million) at Hailiang Finance which represented 64.3% of our consolidated total assets as of June 30, 2019.

We received an annual guarantee from a related party, incorporated in British Virgin Island and controlled by Hailiang Group, on the loan due from Hong Kong Leonit Limited (“Leonit”), a related party controlled by Hailiang Group. We consider that the credit risk arising from the loan is significantly mitigated by the guarantee.

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

The following are the contractual maturities of financial liabilities, which are based on contractual undiscounted cash flows and the earliest date we can be required to pay:

Non-derivative	June 30, 2019
financial instruments	Carrying amount		Contractual cash flows		1 year or less
Trade and other payables	RMB	352,867	RMB	352,867	RMB	352,867
	(US$	51,401)	(US$	51,401)	(US$	51,401)

Interest Rate Risk

The interest rates of cash held in bank and deposits placed with Hailiang Finance ranged from 0.35% to 1.82% for the year ended June 30, 2018 and ranged from 0.30% to 2.1% for the year ended June 30, 2019. We do not have any financial assets that were designated at fair value through profit or loss. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.0%, 1.6%, and 2.1% in 2016, 2017, and 2018, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended June 30, 2019, we did not receive any payment from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2019. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of June 30, 2019 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards (“IFRSs”), as issued by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2019 The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2019.

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

Changes in Internal Control Over Financial Reporting

There are no changes in our internal control over financial reporting ( as defined in Rule 13a-15(f) of the Exchange Act ) that occurred during the year ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Ken He qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. He, Mr. Xiaofeng Cheng, and Mr. Xiaohua Gu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer and chief financial officer. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (file No. 333-201263) filed with the SEC on December 24, 2014 and posted the code on our website http://ir.hailiangedu.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	For the year ended June 30,
	2018		2019
	(In thousand)
Audit fees(1)	RMB	1,561	RMB	3,913	US$	570
Audit related fees(2)	RMB	312	RMB	—	US$	—
Tax fees(3)	RMB	—	RMB	—	US$	—
All other fees(4)	RMB	—	RMB	—	US$	—
TOTAL	RMB	1,873	RMB	3,913	US$	570

(1)	“Audit fees” are defined as the audit that needs to be performed each year in order to issue opinions on our consolidated financial statements and limited procedures performed in relation to interim financial information. We paid or accrued expenses of RMB1,561 for the year ended June 30, 2018 related to Marcum Bernstein & Pinchuk LLP. We paid or accrued expenses of RMB3,913 to KPMG Huazhen LLP related to its audit of our annual financial statements for the year ended June 30, 2019 and limited procedures performed in relation to interim financial information.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	"Tax Fees" represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	"All Other Fees" represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under "Audit fees," "Audit-related fees" and "Tax fees."

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 19, 2018, we appointed KPMG Huazhen LLP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ending June 30, 2019 in replacement of Marcum Bernstein & Pinchuk LLP (“Marcum BP”), effective immediately. The decision to change accountants was approved by the Audit Committee and our Board of Directors on December 19, 2018. The decision was not made due to any disagreements with Marcum BP.

During the two fiscal years ended June 30, 2018 and the subsequent interim period through December 19, 2018, there were no (1) disagreements with Marcum BP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) “reportable events” requiring disclosure.

The audit reports of Marcum BP on the consolidated financial statements of the Company and subsidiaries as of and for the years ended June 30, 2017 and 2018 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

We provided Marcum BP with a copy of the foregoing disclosure, and requested that Marcum BP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from Marcum BP, a copy of which is filed as Exhibit 16.1 to this Form 20-F.

During the two fiscal years ended June 30, 2018 and the subsequent interim period through December 19, 2018, neither we nor anyone on behalf of us has consulted with KPMG Huazhen LLP regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG Huazhen LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (2) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (3) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ Global Market corporate governance listing standards. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Market corporate governance listing standards. To date, we have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Listing Rules, including having a majority of our board members be independent.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Hailiang Education Group Inc. and its subsidiaries are included at the end of this annual report on Form 20-F.

Item 19. EXHIBITS

Exhibit number	Description of document
1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

1.2	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.1	Form of the Registrant’s American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American depositary shares (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on March 20, 2015)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.3	English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Management, dated December 31, 2013 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.4	English translation of Call Option Agreement among Hailiang Consulting, Hailiang Management and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.5	English translation of Power of Attorney from Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.6	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Management, Hailiang Management’s affiliates and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.7	English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Zhuji Hailiang Foreign Language School, dated June 30, 2009 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.8	English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Hailiang Experimental High School, dated June 30, 2005 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.9	English translation of Supplemental Agreement to Property Lease Agreement between Hailiang Management Group Co., Ltd. and Hailiang Experimental High School, dated June 30, 2012 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.10	English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Tianma Experimental School, dated June 30, 2009 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.11	English translation of Property Lease Cooperation Agreement among Hailiang Management Group Co., Ltd., Hailiang Experimental High School. Hailiang Group and Mr. Feng, dated November 13, 2014 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.12*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Hailiang Foreign Language School, effective July 1, 2019

4.13*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Hailiang Primary School, effective July 1, 2019

4.14*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Hailiang Junior Middle School, effective July 1, 2019

4.15*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Hailiang Senior Middle School, effective July 1, 2019

4.16*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Hailiang Experimental High School, effective July 1, 2019

4.17*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Hailiang High School of Art, effective July 1, 2019

4.18*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Tianma Experimental School, effective July 1, 2019

4.19*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Zhuji Hailiang Foreign Language High School Co., Ltd., effective July 1, 2019

4.20*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Zhejiang Hailiang Mingxin Education Technology Co., Ltd., effective July 1, 2019

4.21*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Ningbo Hailiang Sports Development Co., Ltd., effective July 1, 2019

4.22*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Zhuji Hailiang After-School Service Co., Ltd., effective July 1, 2019

4.23*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Zhuji Hailiang Logistics Services Co., Ltd., effective July 1, 2019

4.24	English translation of Decoration and Renovation Project Execution Contract between Hailiang Experimental High School and Heng Zhong Da Construction Limited Company, dated November 13, 2014 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.25	English translation of Guarantee Letter made by Hailiang Group, dated September 29, 2014 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.26	English translation of Guarantee Letter made by Mr. Feng dated September 29, 2014 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.27	Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 2, 2015 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on June 2, 2015)

4.28	English translation of Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Management and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.29	English translation of Amended and Restated Power of Attorney from Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.30	English translation of Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Management, Hailiang Management’s affiliates and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.31	English translation of Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Management, dated June 30, 2017 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.32	English Translation of Second Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.33	English Translation of Second Amended and Restated Powers of Attorney among Mr. Feng, Zhejiang Zhongyida Investment Co., Ltd. and Hailiang Consulting, dated February 23, 2018 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.34	English Translation of Second Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.35	English Translation of Second Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

8.1*	Subsidiaries and Affiliated Entities of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14/15d-14

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14/15d-14

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Bernstein & Pinchuk LLP

15.2*	Consent of KPMG Huazhen LLP

16.1*	Letter dated September 23, 2019 of Marcum Berstein & Pinchuk LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

**	In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 34-47986, the certifications furnished in Exhibit 13.1 and Exhibit 13.2 herewith are deemed to accompany this Form 20-F and will not be deemed filed for purposes of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act or the Exchange Act.

EXHIBIT INDEX

1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

1.2	Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.1	Form of the Registrant’s American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American depositary shares (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on March 20, 2015)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.3	English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Management, dated December 31, 2013 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.4	English translation of Call Option Agreement among Hailiang Consulting, Hailiang Management and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.5	English translation of Power of Attorney from Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.6	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Management, Hailiang Management’s affiliates and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.7	English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Zhuji Hailiang Foreign Language School, dated June 30, 2009 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.8	English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Hailiang Experimental High School, dated June 30, 2005 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.9	English translation of Supplemental Agreement to Property Lease Agreement between Hailiang Management Group Co., Ltd. and Hailiang Experimental High School, dated June 30, 2012 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.10	English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Tianma Experimental School, dated June 30, 2009 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.11	English translation of Property Lease Cooperation Agreement among Hailiang Management Group Co., Ltd., Hailiang Experimental High School. Hailiang Group and Mr. Feng, dated November 13, 2014 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.12*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Hailiang Foreign Language School, effective July 1, 2019

4.13*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Hailiang Primary School, effective July 1, 2019

4.14*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Hailiang Junior Middle School, effective July 1, 2019

4.15*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Hailiang Senior Middle School, effective July 1, 2019

4.16*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Hailiang Experimental High School, effective July 1, 2019

4.17*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Hailiang High School of Art, effective July 1, 2019

4.18*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Tianma Experimental School, effective July 1, 2019

4.19*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Zhuji Hailiang Foreign Language High School Co., Ltd., effective July 1, 2019

4.20*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Zhejiang Hailiang Mingxin Education Technology Co., Ltd., effective July 1, 2019

4.21*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Ningbo Hailiang Sports Development Co., Ltd., effective July 1, 2019

4.22*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Zhuji Hailiang After-School Service Co., Ltd., effective July 1, 2019

4.23*	English translation of Supplemental Agreement to Campus Management Service Agreement and Agreement on Exemption of Leasing Payment between Hailiang Education Investment Group Co., Ltd. and Zhuji Hailiang Logistics Services Co., Ltd., effective July 1, 2019

4.24	English translation of Decoration and Renovation Project Execution Contract between Hailiang Experimental High School and Heng Zhong Da Construction Limited Company, dated November 13, 2014 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.25	English translation of Guarantee Letter made by Hailiang Group, dated September 29, 2014 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.26	English translation of Guarantee Letter made by Mr. Feng dated September 29, 2014 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.27	Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 2, 2015 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on June 2, 2015)

4.28	English translation of Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Management and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.29	English translation of Amended and Restated Power of Attorney from Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.30	English translation of Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Management, Hailiang Management’s affiliates and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.31	English translation of Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Management, dated June 30, 2017 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.32	English Translation of Second Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.33	English Translation of Second Amended and Restated Powers of Attorney among Mr. Feng, Zhejiang Zhongyida Investment Co., Ltd. and Hailiang Consulting, dated February 23, 2018 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.34	English Translation of Second Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.35	English Translation of Second Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

8.1*	Subsidiaries and Affiliated Entities of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14/15d-14

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14/15d-14

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Bernstein & Pinchuk LLP

15.2*	Consent of KPMG Huazhen LLP

16.1*	Letter dated September 23, 2019 of Marcum Berstein & Pinchuk LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

**	In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 34-47986, the certifications furnished in Exhibit 13.1 and Exhibit 13.2 herewith are deemed to accompany this Form 20-F and will not be deemed filed for purposes of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act or the Exchange Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hailiang Education Group Inc.

By:	/s/ Ming Wang
Name: Ming Wang
Title: Chairman and Chief Executive Officer

Date: September 23, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Hailiang Education Group Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Hailiang Education Group Inc. and subsidiaries (the “Company”) as of June 30, 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

Changes in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition due to the adoption of IFRS 15, Revenue from Contracts with Customers and has changed its method of accounting for financial instruments due to the adoption of IFRS 9, Financial instruments.

Related party transactions

As described in Note 20, the Company entered into significant transactions with related parties during the year ended June 30, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2018.

Hangzhou, China
September 23, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Hailiang Education Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Hailiang Education Group Inc. (the “Company”) as of June 30, 2018, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended June 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor from 2016 to 2018.

New York, New York

October 18, 2018, except for Note 5(ii) Segment reporting to the financial statements, as to which the date is September 23, 2019.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019

(Amounts in thousands except per share data)

	Note	2017 RMB	2018 RMB	2019 RMB
Revenue	5	853,295	1,169,348	1,499,025
Cost of revenue	8(ii)	(648,482)	(804,674)	(1,026,903)

Gross profit		204,813	364,674	472,122
Other income, net	6	6,325	3,689	25,100
Selling expenses	8(ii)	(21,902)	(24,539)	(25,003)
Administrative expenses	8(ii)	(28,385)	(63,374)	(72,661)

Operating profit		160,851	280,450	399,558
Gain on disposal of affiliated entities	8(iii)	—	5,349	—
Net finance income	8(i)	6,892	11,391	24,935

Profit before tax		167,743	297,190	424,493
Income tax expenses	9	—	(66,288)	(108,713)

Net Profit		167,743	230,902	315,780

Profit attributable to:
Net profit attributable to non-controlling interests	16	—	8,314	22,359
Net profit attributable to the Company’s shareholders		167,743	222,588	293,421
		167,743	230,902	315,780

Earnings per share
Basic and diluted earnings per share	10	0.41	0.54	0.71

Net Profit		167,743	230,902	315,780
Other comprehensive income/(loss), net of nil income tax		2,202	(2,542)	3,310

Total comprehensive income		169,945	228,360	319,090

Total comprehensive income attributable to:
Total comprehensive income attributable to non-controlling interests	16	—	8,314	22,359
Total comprehensive income attributable to the Company’s shareholders		169,945	220,046	296,731
		169,945	228,360	319,090

Note: The Group has initially applied IFRS 15 and IFRS 9 at July 1, 2018. Under the cumulative effect method, comparative information is not restated. See note 3.

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2018 AND 2019

(Amounts in thousands)

	Note	2018 RMB	2019 RMB
Assets
Property and equipment, net	11	679,081	620,623
Intangible assets and goodwill, net	12	78,747	99,525
Contract costs	3(b)	—	9,899
Prepayments to third party suppliers		92	94

Non-current assets		757,920	730,141

Other receivables due from related parties	20(b)	95,128	91,674
Other current assets	3(b)/13	15,182	31,706
Term deposits held at a related party finance entity	20(b)	204,000	1,387,094
Restricted bank deposits		—	1,613
Cash and cash equivalents	14	812,620	260,684

Current assets		1,126,930	1,772,771

Total assets		1,884,850	2,502,912

Equity
Share capital	15	268	268
Share premium	15	134,583	134,583
Contributed capital	15	235,895	251,034
Reserves	15	312,667	360,914
Retained earnings		638,246	905,009
Total Hailiang Education Group Inc. shareholders' equity		1,321,659	1,651,808
Non-controlling interests	16	13,154	37,439

Total equity		1,334,813	1,689,247

Liabilities
Contract liabilities	3(b)/5	—	2,579
Deferred tax liabilities	9	—	4,691
Non-current liabilities		—	7,270

Trade and other payables due to third parties	17	141,504	218,122
Other payables due to related parties	17/20(b)	138,215	134,745
Contract liabilities	3(b)/5	—	398,951
Deferred revenue	3(b)	212,969	—
Income tax payable		57,349	54,577

Current liabilities		550,037	806,395

Total liabilities		550,037	813,665
Commitments and contingencies	21	—	—
Total equity and liabilities		1,884,850	2,502,912

Note: The Group has initially applied IFRS 15 and IFRS 9 at July 1, 2018. Under the cumulative effect method, comparative information is not restated. See note 3.

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019

(Amounts in thousands)

	Share capital RMB	Share premium RMB	Contributed capital RMB	Translation reserve RMB	Statutory reserve RMB	Retained earnings RMB	Total Hailiang Education Group Inc. shareholders’ equity RMB	Non-controlling interests RMB	Total equity RMB
	Note 15	Note 15	Note 15	Note 15	Note 15			Note 16
Balance at June 30, 2016	267	134,584	225,895	8,484	223,409	329,029	921,668	—	921,668

Total comprehensive income
Profit for the year	—	—	—	—	—	167,743	167,743	—	167,743
Other comprehensive income	—	—	—	2,202	—	—	2,202	—	2,202

Total comprehensive income	—	—	—	2,202	—	167,743	169,945	—	169,945
Transfer to statutory reserve	—	—	—	—	43,949	(43,949)	—	—	—
Contributed capital	—	—	10,000	—	—	—	10,000	—	10,000

Balance at June 30, 2017	267	134,584	235,895	10,686	267,358	452,823	1,101,613	—	1,101,613
Total comprehensive income
Profit for the year	—	—	—	—	—	222,588	222,588	8,314	230,902
Other comprehensive loss	—	—	—	(2,542)	—	—	(2,542)	—	(2,542)

Total comprehensive (loss)/income	—	—	—	(2,542)	—	222,588	220,046	8,314	228,360
Transfer to statutory reserve	—	—	—	—	37,165	(37,165)	—	—	—
Establishment of subsidiaries under common controlled by ultimate shareholder (Note 20(a)(xi))	—	—	11,000	—	—	—	11,000	—	11,000
Transfer of equity interests in subsidiaries under common controlled by ultimate shareholder to the Company and non-controlling interests (Note 20(a)(xi))	—	—	(11,000)	—	—	—	(11,000)	4,840	(6,160)
Exercise of warrants	1	(1)	—	—	—	—	—	—	—

Balance at June 30, 2018	268	134,583	235,895	8,144	304,523	638,246	1,321,659	13,154	1,334,813
Adjustment on initial application of IFRS 15, net of income tax (Note 3(b))	—	—	—	—	—	18,279	18,279	—	18,279
Restated balance at July 1, 2018	268	134,583	235,895	8,144	304,523	656,525	1,339,938	13,154	1,353,092
Total comprehensive income
Profit for the year	—	—	—	—	—	293,421	293,421	22,359	315,780
Other comprehensive income	—	—	—	3,310	—	—	3,310	—	3,310
Total comprehensive income	—	—	—	3,310		293,421	296,731	22,359	319,090
Transfer to statutory reserve	—	—	—	—	44,937	(44,937)	—	—	—
Acquisition of business with non-controlling interests (Note 19)	—	—	—	—	—	—	—	9,408	9,408
Contributed capital (Note 15(a)(iii))	—	—	15,139	—	—	—	15,139	—	15,139
Dividends (Note 16)	—	—	—	—	—	—	—	(7,482)	(7,482)
Balance at June 30, 2019	268	134,583	251,034	11,454	349,460	905,009	1,651,808	37,439	1,689,247

Note: The Group has initially applied IFRS 15 and IFRS 9 at July 1, 2018. Under the cumulative effect method, comparative information is not restated. See note 3.

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019

(Amounts in thousands)

	Note	2017 RMB	2018 RMB	2019 RMB
Cash flows from operating activities
Net profit for the year		167,743	230,902	315,780
Adjustments for:

Depreciation	8(ii)	110,485	113,128	132,026
Gain on disposal of affiliated entities	8(iii)	—	(5,349)	—
(Gain)/loss on the disposal of property and equipment		(41)	371	342
Amortization of intangible assets	8(ii)	662	446	1,494
Net foreign exchange (gain)/loss		(282)	324	(465)
Interest income	8(i)	(6,709)	(11,715)	(24,470)
Income tax expenses	9	—	66,288	108,713

		271,858	394,395	533,420
Changes in operating assets and liabilities and other, net of effect of acquisitions and disposals:
Other current assets and contract costs		(530)	(13,681)	(8,127)
Prepayment to third party suppliers		2,235	2,157	—
Trade and other payables due to third parties		23,313	30,416	94,885
Other payables due to related parties		(27,636)	18,000	(5,275)
Deferred revenue and contract liabilities		17,713	165,583	186,731

Cash generated from operating activities		286,953	596,870	801,634
Income tax paid		—	(8,939)	(111,317)

Net cash generated from operating activities		286,953	587,931	690,317

Cash flows from investing activities
Interest received		5,873	10,677	20,592
Proceeds from sale of property and equipment		64	1,015	—
Purchase of property and equipment		(108,959)	(89,369)	(80,133)
Purchase of intangible assets	12	—	—	(1,743)
Restricted bank deposits		—	—	(1,613)
Term deposits placed with a related party finance entity	20(a)(ii)	(1,953,600)	(204,000)	(4,709,697)
Maturity of term deposits placed with a related party finance entity	20(a)(ii)	1,552,600	401,000	3,526,603
A loan made to a related party	20(a)(i)	(98,229)	—	—
Repayment of a loan from a related party	20(a)(i)	—	—	12,412
Acquisition of subsidiaries or an affiliated entity, net of cash acquired	19/20(a)(xi)	—	(6,160)	(627)
Net proceeds from disposal of affiliated entities, net of cash disposed		—	17,982	—

Net cash (used in)/generated from investing activities		(602,251)	131,145	(1,234,206)

Cash flows from financing activities
Loans borrowed from related parties	20(a)(i)	99,603	7,609	—
Capital contributions	15(a)(iii)	—	11,000	139
Dividends paid to a non-controlling shareholder of subsidiaries	16/20(a)(xi)	—	—	(7,482)

Net cash generated from/(used in) financing activities		99,603	18,609	(7,343)

Net (decrease)/increase in cash and cash equivalents		(215,695)	737,685	(551,232)
Cash and cash equivalents at beginning of the year		291,011	77,801	812,620
Effect of movements in exchange rates on cash held		2,485	(2,866)	(704)

Cash and cash equivalents at the end of the year		77,801	812,620	260,684

Non-cash transaction:
Contributed capital through waived liability	15(a)(iii)	10,000	—	—
Deemed capital contribution for awards paid to the Group’s teachers by the controlling shareholder	15(a)(iii)	—	—	15,000
Net settlement of a loan made to a related party with a loan borrowed from a related party	14(ii)	—	7,609	—
Payables for purchase of property and equipment		28,131	31,728	20,501

Note: The Group has initially applied IFRS 15 and IFRS 9 at July 1, 2018. Under the cumulative effect method, comparative information is not restated. See note 3.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS)

1	Reporting entity and organization

Hailiang Education Group Inc. (the “Company”) is a holding company and is ultimately controlled by Mr. Hailiang Feng (“Mr. Feng”). The Company, its subsidiaries and consolidated affiliated entities are collectively referred to as the “Group”.

The Group is principally engaged in the provision of education and management services in People’s Republic of China (“PRC”). The Group mainly offers private K-12 educational services in schools located in Zhuji, Zhejiang Province and Zhenjiang, Jiangsu Province, China, after-school enrichment services, education and management services, educational training services and study trip services.

In February 2018, the Group disposed the ownership and controlling interest in Hailiang International Kindergarten and the kindergarten business unit of Tianma Experimental School (“Tianma Kindergarten”) since the kindergartens had been at a loss and the Group decided to focus on providing educational services for primary, middle and high school students. In June 2018, the Group disposed the ownership in Chuzhou Hailiang Foreign Language School (“Chuzhou School”), which was mainly based on the Group’s business assessment in response to current market conditions.

In October 2018, the Group’s consolidated affiliated entity, Hailiang Education Management Group Co., Ltd. (“Hailiang Management”), acquired 51% controlling interest in Zhenjiang Jianghe High School of Art Co., Ltd. (“Zhenjiang Jianghe High School of Art”) located in Jiangsu Province, which is a for-profit high school specializing in the arts education.

As of June 30, 2019, the Company’s subsidiaries and consolidated affiliated entities are as follows:

Subsidiary	Place and year of establishment	Legal ownership	Principal activities
Hailiang Education (HK) Limited (“Hailiang HK”)	Hong Kong, China, 2011	100%	Investment holding
Zhejiang Hailiang Education Consulting and Services Co., Ltd. (“Hailiang Consulting”)	Zhejiang, China, 2011	100%	Investment holding
Ningbo Hailiang Education Logistics Management Co., Ltd.	Zhejiang, China, 2017	100%	Education and management service
Ningbo Haoliang Information Consulting Co., Ltd. (“Ningbo Haoliang”)	Zhejiang, China, 2017	100%	Education and management service
Zhuji Nianxin Lake Hotel Co., Ltd.	Zhejiang, China, 2017	100%	Hotel management service
Ningbo Hailiang Sports Development Co., Ltd.	Zhejiang, China, 2018	100%	Educational training service
Zhuji Hailiang Supply Chain Management Co., Ltd.	Zhejiang, China, 2018	100%	Procurement and transportation services
Zhuji Hailiang Logistics Service Co., Ltd.	Zhejiang, China, 2018	100%	Accommodation service
Jiangxi Haibo Education Management Co., Ltd. (“Haibo Education”)	Jiangxi, China, 2017	56%	Educational training service
Jiangxi Haibo Logistics Management Co., Ltd. (“Haibo Logistics”)	Jiangxi, China, 2017	56%	Education and management service
Zhuji Hailiang After-school Service Co., Ltd.	Zhejiang, China, 2018	100%	After-school enrichment service
Hailiang Education International Studying Service Limited	Hongkong, China, 2018	100%	Overseas study consulting service
Hangzhou Hailiang International Studying Service Co., Ltd.	Zhejiang, China, 2018	100%	Overseas study consulting service
Hangzhou Hailiang Study Trip Co., Ltd	Zhejiang, China, 2018	100%	Study trip service
Pate’s-Hailiang International College Company Limited	United Kingdom,2018	100%	Overseas study consulting service

Consolidated affiliated entities	Place and year of establishment	Legal ownership	Principal activities
Hailiang Management (previously named “Zhejiang Hailiang Education Investment Group Co., Ltd.”)	Zhejiang, China, 2012	N/A*	Investment holding
Zhejiang Hailiang Mingxin Education Technology Co., Ltd.	Zhejiang, China, 2017	N/A*	After-school enrichment service and overseas study consulting service
Hangzhou Hailiang Education Management Co., Ltd.	Zhejiang, China, 2018	N/A*	Education and management service
Hailiang Foreign Language School (“Foreign Language”)	Zhejiang, China, 1995	N/A*	K-12 educational services
Hailiang Experimental High School (“Experimental High”)	Zhejiang, China, 2002	N/A*	K-12 educational services
Tianma Experimental School (“Tianma Experimental”)	Zhejiang, China, 1995	N/A*	K-12 educational services
Hailiang Primary School	Zhejiang, China, 2016	N/A*	K-12 educational services
Hailiang Junior Middle School	Zhejiang, China, 2016	N/A*	K-12 educational services
Hailiang Senior Middle School	Zhejiang, China, 2016	N/A*	K-12 educational services
Hailiang High School of Art (previously named “Hailiang Art Middle School”)	Zhejiang, China, 2017	N/A*	K-12 educational services
Zhuji Hailiang Foreign Language High School Co., Ltd. (“Zhuji Hailiang Foreign Language High School”)	Zhejiang, China, 2018	N/A*	K-12 educational services
Zhenjiang Jianghe High School of Art	Jiangsu, China, 2018	N/A*	K-12 educational services
Zhejiang Mingxin International Travel Co., Ltd.	Zhejiang, China, 2018	N/A*	Study trip service
Shaoxing Sihai International Travel Co., Ltd. (“Sihai International Travel”)	Zhejiang, China, 2010	N/A*	Study trip service

* These entities are controlled by the Company pursuant to the contractual arrangements disclosed below in note 2(b).

2	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements of the Group as of June 30, 2018 and 2019 and for each of the years in the three-year period ended June 30, 2019 comprise the accounts of the Company, its subsidiaries and consolidated affiliated entities, in which all intercompany balances and transactions have been eliminated. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Company’s board of directors on September 23, 2019.

(b)	Basis of presentation

Since laws of PRC prohibit foreign ownership of companies and institutions in compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level, the Group’s offshore holding companies are not allowed to directly own and operate schools in China. Thus, Hailiang Consulting, the Company’s wholly owned PRC subsidiary, entered into a series of contractual arrangements with Hailiang Management and the shareholder of Hailiang Management, Mr. Feng, on December 31, 2013. These contractual agreements were subsequently amended on June 30, 2017, to revise the original contractual arrangements among the said parties entered into in December 2013 in order to (i) reflect and accommodate additions of new affiliated entities of Hailiang Management since December 2013 as well as any future changes thereto, and (ii) to allow for potential arrangements, if any and when applicable, to be entered into by controlled affiliate(s) of Hailiang Consulting.

On February 8, 2018, Zhejiang Beize Group Co., Ltd. (“Beize Group”), a PRC company controlled by Mr. Feng, subscribed 0.1% registered capital of Hailiang Management. Accordingly, on February 23, 2018, Hailiang Consulting, Hailiang Management, Mr. Feng and Beize Group entered into a series of contractual arrangement (“Contractual Agreements”) to reflect the abovementioned increase of shareholders while the terms of these agreements remained unchanged. The Contractual Arrangements include Call Option Agreement, Power of Attorney, Consulting Services Agreement, and Equity Pledge Agreement.

The key terms of the Contractual Agreements are as follows:

Call Option Agreement: Pursuant to the Call Option Agreement, Mr. Feng and Beize Group unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the other agreements under the contractual arrangements or liquidation or dissolution of Hailiang Management, all or part of the equity interest in Hailiang Management at the lowest consideration permitted by PRC laws and regulations unless a valuation of the equity is required by the PRC laws. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without Hailiang Consulting’s written consent, Hailiang Management and Mr. Feng and Beize Group may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Hailiang Management’s assets, businesses or equity interests or merge with or acquire other businesses. Without obtaining Hailiang Consulting’s written consent, Hailiang Management may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. This agreement may not be terminated by Hailiang Management or Mr. Feng or Beize Group, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, this agreement shall remain in full force and effect until Hailiang Management’s term of operations expires in April 2042.

Power of Attorney: Mr. Feng and Beize Group each executed an irrevocable Power of Attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as their attorney-in-fact to (i) exercise on their respective behalf all their respective rights as shareholders of Hailiang Management, including those rights under PRC laws and regulations and the articles of association of Hailiang Management, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Hailiang Management in its business operations, and (iii) unconditionally assign Mr. Feng and Beize’s shareholding rights to Hailiang Consulting, including dividends or other benefits that Mr. Feng and Beize Group receive from Hailiang Management as shareholders.

Consulting Services Agreement. Pursuant to the Consulting Services Agreement between Hailiang Consulting, Hailiang Management and Mr. Feng and Beize Group, as the shareholders of Hailiang Management, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide comprehensive technical and business support services to Hailiang Management’s affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the affiliated entities may need from time to time. Without the prior consent of Hailiang Consulting, none of Hailiang Management’s affiliated entities may accept such services provided by any third party. Hailiang Consulting owns the exclusive intellectual property rights created as a result of the performance of this agreement. Hailiang Management’s affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the percentage ratio for calculating the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. The Consulting Services Agreement enables Hailiang Consulting (or its controlled affiliate) to charge an annual service fee, the maximum of which equals the net income of Hailiang Management’s affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the Consulting Services Agreement, Hailiang Management and Mr. Feng and Beize Group agree that they will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Hailiang Management’s affiliated entities, disposing of their equity interests in Hailiang Management’s affiliated entities, or paying dividends to Mr. Feng or Beize Group without the written consent of Hailiang Consulting. This agreement may not be terminated by Hailiang Management or Mr. Feng or Beize Group, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the agreement shall remain in full force and effect during the term of operations of Hailiang Management’s affiliated entities.

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement between Hailiang Consulting, Mr. Feng and Beize Group, and Hailiang Management, Mr. Feng and Beize Group unconditionally and irrevocably pledged all of their equity interests in Hailiang Management to Hailiang Consulting to guarantee performance of the obligations of Hailiang Management’s affiliated entities under the Call Option Agreement, Power of Attorney and Consulting Services Agreement , each as described above. Mr. Feng and Beize Group agreed that without prior written consent of Hailiang Consulting, they shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Hailiang Management or create or allow any encumbrance on the pledged equity interests. This agreement may not be terminated by Hailiang Management or Mr. Feng or Beize Group, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Equity Pledge Agreement remains in full force and effect until all of the obligations of Hailiang Management’s affiliated entities under the Consulting Services Agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Hailiang Management has been duly registered with the local branch of State Administration for Industry and Commerce of PRC (“SAIC”) and is effective upon such registration.

The Contractual Agreements provide the Company, through Hailiang HK and Hailiang Consulting, the following, (i) the power over the Affiliated Entities; (ii) the exposure or rights to variable returns from its involvement with the Affiliated Entities; and (iii) the ability to affect those returns through its power over the Affiliated Entities.

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

	2018 RMB	2019 RMB
Total non-current assets	710,464	687,407
Total current assets	848,028	1,313,326
Total assets	1,558,492	2,000,733
Total non-current liabilities	—	7,270
Total current liabilities	396,238	635,670
Total liabilities	396,238	642,940

	2017 RMB	2018 RMB	2019 RMB
Revenue	853,247	1,110,470	1,087,054
Profit before tax	165,300	221,057	202,157
Net profit	165,300	177,088	152,713

The affiliated entities contributed an aggregate of 100%, 95.0% and 72.5% of the Group’s consolidated revenue for the years ended June 30, 2017, 2018 and 2019, respectively. As of June 30, 2018 and 2019, the affiliated entities accounted for an aggregate of 82.7% and 79.9%, respectively, of the consolidated total assets, and 72.0% and 79.0%, respectively, of the consolidated total liabilities.

Creditors do not have recourse to the general credit of the Company for the liabilities of the respective consolidated affiliated entities. There is currently no contractual arrangement that would require the Company to provide additional financial support to the consolidated affiliated entities. As the Group is conducting certain businesses in the PRC through the consolidated affiliated entities, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

(c)	Risks and uncertainties

Risks and uncertainties of the Contractual Arrangements: The Company relies on the Contractual Agreements to control the Affiliated Entities. However, these Contractual Arrangements may not be as effective as direct equity ownership in providing the Company with control over the Affiliated Entities. Any failure by Hailiang Management, Mr. Feng or Beize Group, the nominee shareholders of Hailiang Management to perform the obligations under the Contractual Agreements would have a material adverse effect on the financial position and financial performance of the Company. Therefore, the enforceability of the Contractual Agreements represents a significant judgment and assumption. All the Contractual Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Arrangements. In addition, if the legal structure and the Contractual Agreements were found to be in violation of any existing or future PRC laws and regulations, the Company may be subject to fines or other legal or administrative sanctions.

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

If the imposition of any of these government actions causes the Company to lose its right to direct the activities of the Affiliated Entities or to lose its right to the variable returns from its involvement with the Affiliated Entities and the Company is not able to restructure its ownership structure of the Affiliated Entities (such as acquiring controlling equity interests), the Company would not be able to consolidate the financial results of the Affiliated Entities in the Company’s consolidated financial statements. A substantial part of the assets, liabilities and results of operations reported in the accompanying consolidated financial statements comprise the assets, liabilities and results of operations of the Affiliated Entities. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or Contractual Arrangements is remote based on current facts and circumstances.

The equity interests of Hailiang Management are legally held by Mr. Feng and Beize Group on behalf of the Company. Mr. Feng is also the ultimate controlling shareholder of the Company. The Company cannot assure that Mr. Feng and Beize Group will act in the best interests of the Company. The Company relies on Mr. Feng and Beize Group to comply with the terms and conditions of the Contractual Agreements. If Mr. Feng and Beize Group are in breach of their contractual obligations under the Contractual Agreements and the Company cannot resolve any dispute between the Company, Mr. Feng and Beize Group, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

(d)	Functional and presentation currency

The functional currency of each of the Group’s entities is the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company’s functional currency is the United States dollar (“USD”), whereas the functional currency of the PRC entities of the Group is the Renminbi (“RMB”), respectively.

The Group’s presentation currency is RMB. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

(e)	Use of estimates

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the consolidation of the Affiliated Entities, assumptions used to determine the fair value of the favorable lease acquired, the useful lives and the recoverability of the carrying amounts of property and equipment and intangible assets (including goodwill), the collectability of a loan made to a related party and cash and term deposits placed with a related party finance entity, income tax, and the assessment of contingent liabilities. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

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

Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 2 (c), risks and uncertainties (the enforceability of the Contractual Agreements)

•	Note 9, income tax expenses

•	Note 11, property and equipment

•	Note 12, intangible assets and goodwill

•	Note 18(a), credit risk

•	Note 19, acquisition of business

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

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about assumptions made in measuring fair values is included in the following notes:

•	Note 18(d), fair value

•	Note 19, acquisition of business

3	Changes in accounting policies

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

(a)       IFRS 9, Financial instruments

(b)       IFRS 15, Revenue from contracts with customers

(c)       IFRIC 22, Foreign currency transactions and advance consideration

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period, except for the amendments to IFRS 9, Prepayment features with negative compensation which have been adopted at the same time as IFRS 9.

The adoption of IFRIC 22 does not have any material impact on the Group’s financial statements.

(a)       IFRS 9, Financial instruments, including the amendments to IFRS 9, Prepayment features with negative compensation

IFRS 9 replaces IAS 39, Financial instruments: recognition and measurement. It sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items.

The Group has applied IFRS 9 retrospectively to items that existed at July 1, 2018 in accordance with the transition requirements. The Group has recognized the cumulative effect of initial application as an adjustment to the opening equity at July 1, 2018. Therefore, comparative information continues to be reported under IAS 39.

Further details of the nature and effect of the changes to previous accounting policies and the transition approach are set out below:

(i)       Classification of financial assets and financial liabilities

IFRS 9 categorises financial assets into three principal classification categories: measured at amortised cost, at fair value through other comprehensive income (FVOCI) and at fair value through profit or loss (FVTPL). These supersede IAS 39’s categories of held-to-maturity investments, loans and receivables, available-for-sale financial assets and financial assets measured at FVTPL. The classification of financial assets under IFRS 9 is based on the business model under which the financial asset is managed and its contractual cash flow characteristics. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are not separated from the host. Instead, the hybrid instrument as a whole is assessed for classification. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

The adoption of IFRS 9 did not have a material impact on the classification of the Group’s financial assets and financial liabilities.

For an explanation of how the Group classifies and measures financial assets and financial liabilities and recognises related gains and losses under IFRS 9, see note 4(c).

The Group did not designate or de-designate any financial asset or financial liability at FVTPL at July 1, 2018.

(ii)       Credit losses

IFRS 9 replaces the “incurred loss” model in IAS 39 with the “expected credit loss” (ECL) model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognizes ECLs earlier than under the “incurred loss” accounting model in IAS 39.

The Group applies the new ECL model to the financial assets measured at amortized cost (including cash and cash equivalents, term deposits held at a related party finance entity, other receivables due from related parties and other receivables due from third parties).

For further details on the Group’s accounting policy for accounting for credit losses, see note 4(f).

As a result of this change in accounting policy, there are no additional ECLs recognized at July 1, 2018.

(b)       IFRS 15, Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. Under IFRS 15, revenue is recognised when a customer obtains control of the goods or services. Determining the timing of the transfer of control – at a point in time or over time – requires judgement.

The Group has adopted IFRS 15 using the cumulative effect method, with the effect of initially applying this standard recognised at the date of initial application (i.e. July 1, 2018). Accordingly, the information presented for the year ended June 30, 2018 has not been restated – i.e. it is presented, as previously reported, under IAS 18, IAS 11 and related interpretations. Additionally, the disclosure requirements in IFRS 15 have not generally been applied to comparative information. As allowed by IFRS 15, the Group has applied the new requirements only to contracts that were not completed before July 1, 2018.

The following table summarizes the impact of transition to IFRS 15 on retained earnings and the related tax impact at July 1, 2018:

RMB’000
Retained earnings

Capitalization of sales commissions	18,279
Related income taxes	—

Net increase in retained earnings at July 1, 2018	18,279

The following tables summarise the estimated impact of adoption of IFRS 15 on the Group’s consolidated financial statements for the year ended June 30, 2019, by comparing the amounts reported under IFRS 15 in these consolidated financial statements with estimates of the hypothetical amounts that would have been recognised under IAS 18 and IAS 11 if those superseded standards had continued to apply to the year ended June 30, 2019 instead of IFRS 15. These tables show only those line items impacted by the adoption of IFRS 15:

	Note	Amounts reported in accordance with IFRS 15		Hypothetical amounts under IASs18 and 11		Difference: Estimated impact of adoption of IFRS 15 for year ended June 30, 2019
		(A)		(B)		(A)-(B)
		RMB’000		RMB’000		RMB’000
Line items in the consolidated statement of profit or loss and other comprehensive income for year ended June 30, 2019 impacted by the adoption of IFRS 15:

Selling expenses	(i)	(25,003)		(25,983)		980
Profit before tax		424,493		423,513		980
Income tax expenses	(i)	(108,713)		(108,384)		(329)
Net profit		315,780		315,129		651
Net profit attributable to the Company’s shareholders		293,421		292,770		651
Total comprehensive income for the year		319,090		318,439		651
Total comprehensive income attributable to the Company’s shareholders		296,731		296,080		651
Earnings per share
Basic	(i)	RMB	0.71	RMB	0.71	—
Diluted	(i)	RMB	0.71	RMB	0.71	—

Line items in the consolidated statement of financial position as of June 30, 2019 impacted by the adoption of IFRS 15:

Contract costs	(i)	9,899		—		9,899
Total non-current assets		730,141		720,242		9,899
Other current assets	(i)	31,706		22,346		9,360
Total current assets		1,772,771		1,763,411		9,360
Total assets		2,502,912		2,483,653		19,259
Trade and other payables due to third parties	(ii)	218,122		212,253		5,869
Deferred revenue	(ii)	—		407,399		(407,399)
Contract liabilities	(ii)	398,951		—		398,951
Total current liabilities		806,395		808,974		(2,579)
Contract liabilities	(ii)	2,579		—		2,579
Deferred tax liabilities	(i)	4,691		4,362		329
Total non-current liabilities		7,270		4,362		2,908
Total liabilities		813,665		813,336		329
Reserves	(i)	360,914		360,473		441
Retain earnings		905,009		886,520		18,489
Total Hailiang Education Group Inc. shareholders' equity		1,651,808		1,632,878		18,930
Total equity		1,689,247		1,670,317		18,930
Total equity and liabilities		2,502,912		2,483,653		19,259

	Amounts reported in accordance with IFRS 15	Hypothetical amounts under IASs18 and 11	Difference: Estimated impact of adoption of IFRS 15 on for year ended June 30, 2019
	(A)	(B)	(A)-(B)
	RMB’000	RMB’000	RMB’000
Line items in the reconciliation of net profit to cash generated from operations for year ended June 30, 2019 impacted by the adoption of IFRS 15:

Net profit	315,780	315,129	651
Change in other current assets and contract costs	(8,127)	(7,147)	(980)
Change in trade and other payables due to third parties	94,885	89,016	5,869
Change in deferred revenue and contract liabilities	186,731	192,600	(5,869)

The significant differences arise as a result of the changes in accounting policies described above.

(i)       Prior to the adoption of IFRS 15, sales commissions related to the acquisitions of new service contracts relating to the provision of K-12 educational services were expensed when incurred.

Upon the adoption of IFRS 15 on July 1, 2018, the Group capitalized sales commissions related to the acquisitions of new K-12 educational service contracts of RMB18,279 as contract costs, which would be amortized over the expected student relationship period. At the same time, the Group increased retained earnings by the same amount. The Group applied the practical expedient IFRS 15 and recognized the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Group otherwise would have recognized is one year or less from the initial recognition of the asset.

The current portion of capitalized sales commissions that is expected to be amortised within one year is included in “other current assets” and the non-current portion is included in “contract costs”. The amortization of capitalized sales commissions of RMB13,052 was recorded in “selling expenses” during the year ended June 30, 2019.

(ii)       The Group receives up-front payments from its customers. Prior to the adoption of IFRS 15, up-front payments not yet earned, inclusive of value-added tax (“VAT”), are recorded as deferred revenue and recognized as revenue as related services are rendered or goods are delivered.

Upon the adoption of IFRS 15 on July 1, 2018, up-front payments not yet earned, net of VAT, are recorded as contract liabilities. The current portion of contract liabilities that is expected to be recognized as revenue is included in current liabilities, and the non-current portion is included in non-current contract liabilities.

Using the practical expedient in IFRS 15, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised services or goods to the customer and when the customer pays for that services or goods will be one year or less.

For additional information about the Group’s accounting policies relating to revenue recognition, see Note 4(m).

4	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements, and have been applied by each of the entities comprising the Group.

(a)	Basis of consolidation

(i)	Business combinations

The Group accounts for business combinations (except entities acquired under common control) using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as well as the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment (see note 4(f)(ii)). Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

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

Non-controlling interests are measured initially at the proportionate share of the acquiree’s identifiable net assets at the date of acquisition, or at the fair value at the date of acquisition, on a transaction by transaction basis. Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the owners of the parent and to non-controlling interests in proportion to their ownership interests in the subsidiary. Losses applicable to the non-controlling interests in a subsidiary (including components of OCI) are allocated to the non-controlling interests even if this causes the non-controlling interests to have a deficit balance.

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

(c)	Financial instruments

Policy applicable from July 1, 2018

(i)	Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(ii)	Classification and subsequent measurement

Non-derivative financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-           It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

-           Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interests on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value on OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that, otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Non-derivative financial assets - Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

-    The stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focused on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

-    how the performance of the portfolio is evaluated and reported to the Group’s management;

-    the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

-    how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

-    The frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Non-derivative financial assets - Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

-    contingent events that would change the amount or timing of cash flows;

-     terms that may adjust the contractual coupon rate, including variable-rate features;

-     prepayment and extension features; and

-     terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Non-derivative financial assets - Subsequent measurement and gains and losses

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Non-derivative financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

(iii)	Derecognition

Non-derivative financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Non-derivative financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

(iv)	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Policy applicable before July 1, 2018

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

(v)	Non-derivative financial assets and financial liabilities – Recognition and de-recognition

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

(vi)	Non-derivative financial assets – Measurement

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

(vii)	Non-derivative financial liabilities – Measurement

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

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (Note 4(f)).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and any other costs directly attributable to bringing the asset to a working condition for its intended use.

Construction in progress represents property under construction and equipment pending installation, and is stated at cost less impairment losses (Note 4(f)). Capitalization of these costs ceases and the construction in progress is transferred to property and equipment when the asset is substantially ready for its intended use. No depreciation is provided in respect of construction in progress.

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

Motor vehicles	5~10 years
Furniture, fixtures and other equipment	3~10 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(e)	Intangible assets and goodwill

(i)	Goodwill

Goodwill is presented with intangible assets and represent the excess of:

(i)	the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interests in the acquiree; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 4(f)).

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of profit or loss on disposal.

(ii)	Trademark

Trademark is not amortized when their useful life is assessed to be indefinite, which is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment. The change in the useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives.

(iii)	Other intangible assets

Other intangible assets that have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses (Note 4(f)). Other intangible assets include software, student relationships that arose from the acquisition of Tianma Experimental, favorable lease that arose from the acquisition of Zhenjiang Jianghe High School of Art.

(iv)	Amortization

Amortization of intangible assets with finite useful lives is charged to profit or loss on a straight-line basis over the assets’ estimated useful lives. The following intangible assets with finite useful lives are amortized from the date they are available for use and their estimated useful lives are as follows:

Student relationships	1~15 years
Favorable lease	20 years
Others	3 years

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

(f)	Impairment

(i)	Non-derivative financial assets

Policy applicable from July 1, 2018

The Group recognizes loss allowances for ECLs on financial assets measured at amortised cost.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

- debt securities that are determined to have low credit risk at the reporting date; and

- other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

- the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or

- the financial asset is more than 90 days past due.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

–significant financial difficulty of the borrower or issuer;

–a breach of contract such as a default or being more than 90 days past due;

–the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

–it is probable that the borrower will enter bankruptcy or other financial reorganization; or

–the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

Policy applicable before July 1, 2018

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

(g)	Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer which are not capitalized as inventory, property and equipment (see note 4(d)) or intangible assets (see note 4(e)).

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (e.g. an incremental sales commission). Incremental costs of obtaining a contract are capitalized when incurred if the costs relate to revenue which will be recognized in a future reporting period and the costs are expected to be recovered. Contract costs are amortized over the expected customer relationship period, generally from one to six years. Other costs of obtaining a contract are expensed when incurred.

The Group applies the practical expedient in paragraph 94 of IFRS 15 and recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Group otherwise would have recognized is one year or less from the initial recognition of the asset.

Capitalized contract costs are stated at cost less accumulated amortization and impairment losses. Impairment losses are recognized to the extent that the carrying amount of the contract cost asset exceeds the net of (i) remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates, less (ii) any costs that relate directly to providing those goods or services that have not yet been recognized as expenses. Amortization of capitalized contract costs is charged to “selling expenses” in the consolidated statements of profit or loss and other comprehensive income when the revenue to which the asset relates is recognized.

(h)	Contract liability

A contract liability is the obligation to provide services or goods to a customer for which the Group has received consideration from the customer. If a customer pays the consideration before the Group provides services or goods to the customer, a contract liability is recognized when the payment is made or the payment is due.

(i)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand and cash equivalents with an original maturity of three months or less that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value and are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

(j)	Term deposits

Term deposits comprise highly liquid investments with original maturities of three months or greater than three months, but within twelve months, which are held for the purpose of investment.

(k)	Employee benefits

(i)	Defined contribution plan

Obligations for contributions to defined contribution plans, pursuant to which certain pension benefits, medical care, employee housing fund are provided to employees, are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees. Pursuant to the relevant labor rules and regulations in the PRC, the Group participates in defined contribution plans (the “Plans”) organized by the relevant local government authorities for its eligible employees whereby the Group is required to make contributions to the Plans at 25.3% to 38.64% of the deemed salary rate announced annually by the local government authorities.

The Group has no other material obligation associated with those Plans beyond the annual contributions described above.

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

(l)	Provisions and contingent liabilities

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

(m)	Revenue recognition

Policy applicable from July 1, 2018

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under IFRS 15: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation. The primary sources of the Group’s revenues are as follows:

K-12 educational services

The Group’s revenue is principally derived from the provision of boarding school educational services to students. The Group offers basic educational and international programs at the primary school, middle school and high school. The basic educational program provides curricula and coursework mandated by the PRC government. The international program provides students the opportunity to earn both their PRC school diplomas and to prepare for admissions to overseas educational institutions.

Tuition fees are generally collected before the beginning of each school year. Each school year is comprised of two semesters. The first semester starts in September and ends in January. The second semester starts the following month in February and ends in June.

Each contract with a student in respect of the educational programs contains multiple performance obligations consisting of the provision of the curriculum education services, after-school enrichment services, accommodations, transportation services and other ancillary school activities (collectively as “educational services”), and delivery of educational books and related materials (collectively as “educational materials”), and meal catering services. These performance obligations are distinct in the context of the contract. The consideration expected to be received is allocated at contract inception among the performance obligations based on their stand-alone selling prices.

Revenue attributable to educational services is recognized over time, based on a straight-line basis over the school year, as customers simultaneously receive and consume the benefits of these services throughout the service period. Revenue attributable to educational materials and meal catering services is recognized at point in time, when the control of the educational materials or underlying goods is passed to customers. The Group considers that it is acting as the principal in the transaction and recognizes revenue from sales of the educational materials on a gross basis.

Education and management services

The Group also provides education and management services to schools, including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services.

The promised services in each education and management service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The revenue is recognized on a straight-line basis over the period of the education and management service, as customers simultaneously receive and consume the benefits of these services throughout the service period. Invoices are usually settled within 30 days from billing date.

Educational training services

The Group provides various extracurricular courses to arouse students’ interest and broaden their both academic and nonacademic outlook.

Each contract of educational training service contains a single performance obligation. Educational training tuition fee is generally collected in advance and is initially recorded as contract liability. Educational training tuition revenue is recognized over time, proportionately as the tutoring sessions are delivered, as customers simultaneously receive and consume the benefits of these services throughout the service period. The Group is the principal in providing educational training services as it controls such services before the services are transferred to the customer.

Study trip services

The Group provides overseas study tours and summer and winter camps to students.

Each contract of study strip service contains a single performance obligation. Study trip service fee is generally collected in advance and is initially recorded as contract liability. Study trip service revenue is recognized on a straight-line basis over the period of the study trip services, as customers simultaneously receive and consume the benefits of these services throughout the service period.

Others

Others mainly include revenue derived from overseas study consulting services and hotel management services. Revenue is recognized when control of promised services is transferred to the customers in an amount of consideration to which the Group expects to be entitled to in exchange for those services.

VAT collected from customers is excluded from revenue. The Company’s PRC subsidiaries and affiliated companies are subject to VAT. The deductible input VAT balance is reflected in the other current assets, and VAT payable balance is recorded in the trade and other payables due to third parties.

Policy applicable before July 1, 2018

Revenue is measured at the fair value of the consideration received or receivable under the contract or agreement. Where the outcome of a transaction involving the rendering of services can be estimated reliably at the balance sheet date, revenue is recognized by reference to the stage of completion based on the progress of work performed. Where the outcome cannot be estimated reliably, revenues are recognized to the extent of the costs incurred that are expected to be recoverable, and an equivalent amount is charged to profit or loss as service cost; otherwise, the costs incurred are recognized in profit or loss and no service revenue is recognized.

K-12 educational services

Tuition fees are allocated to multiple components based on their relative fair value. Revenue attributable to educational services is recognized on a straight-line basis over the school year. Revenue attributable to educational materials and meal catering services are recognized upon the delivery of the products and services to the students, which is when the risks and rewards have been transferred to the students. Tuition fees not yet earned are recorded as deferred revenue.

Educational training services

Tuition is generally collected in advance and is initially recorded as deferred revenue. Revenue derived from providing educational training services is recognized over the period of the courses delivered.

Education and management services, study trip services and others

Revenue is recognized upon the delivery progress of services.

(n)	Government grants

Government grants are recognized in the statements of profit or loss and other comprehensive income when the grants are unconditional and become receivable. Grants that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same periods in which the expenses are incurred.

(o)	Leases

(i)	Leased assets

Leases of property and equipment that transfer to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases are classified as operating leases and are not recognized in the Group’s statement of financial position.

(ii)	Lease payments

Payments made under operating lease are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expenses over the term of the lease.

(p)	Finance income

Finance income comprises interest income.

Foreign currency gains and losses are reported on a net basis as either finance income or finance expense depending on whether foreign currency changes are in a net gain or net loss position.

Interest income is recognized using the effective interest method. The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset.

In calculating interest income, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired). However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortised cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

(q)	Income tax expense

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

(r)	Earnings per share

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

(s)	Related parties

For the purposes of these consolidated financial statements, a person or entity is considered to be related to the Group if:

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group.

(ii)	has significant influence over the Group; or of a parent of the Group.

(iii)	is a member of the key management personnel of the Group or of a parent of the Group.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	the entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the other).

(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of the Group of which the other entity is a member).

(iii)	both entities are joint ventures of the same third party.

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	the entity is controlled or jointly controlled by a person identified in (a).

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(t)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended June 30, 2019

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended June 30, 2019 and which have not been adopted in these consolidated financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
IFRS 16, Leases	January 1, 2019
IFRIC 23, Uncertainty over Tax Treatments	January 1, 2019
Annual Improvements to IFRS Standards 2015–2017 Cycle	January 1, 2019
Amendments to IAS 19, Employee Benefit	January 1, 2019
Amendments to IAS 28, Investments in Associates and Joint	January 1, 2019
Amendments to References to Conceptual Framework in IFRS Standards	January 1, 2020
Amendments to IFRS 3, Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8, Definition of Material	January 1, 2020
IFRS 17, Insurance Contracts	January 1, 2021
Amendments to IFRS 10 and IAS 28, Sale and contribution of Assets between an Investor and its Associate or Joint Venture	Available for optional adoption/effective date deferred indefinitely

For those other new standards with effective date beginning on January 1, 2019, the Group is in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application.

IFRS 16 Leases

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items.

The standard should be applied in an entity’s IFRS financial statements for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted.

The Company plans to adopt IFRS 16 in the financial reporting period commencing July 1, 2019 and elects to use the modified retrospective approach. As allowed by IFRS 16, the Group plans to use the practical expedient to grandfather the previous assessment of which existing arrangements are, or contain, leases. The Group will therefore apply the new definition of a lease in IFRS 16 only to contracts that are entered into on or after the date of initial application. In addition, the Group plans to elect the practical expedient for not applying the new accounting model to short-term leases and leases of low-value assets.

IFRS 16 will primarily affect the Group’s accounting as a lessee of leased campuses and office space which are currently classified as operating leases. The application of the new accounting model is expected to lead to an increase in both assets and liabilities, and to impact on the timing of the expense recognition in the statement of profit or loss over the period of the lease, and to impact on the disclosure about the Group’s leasing activities.

As disclosed in note 21(b), the Group’s operating lease commitment amounted to RMB688,424 as of June 30, 2019. The majority of the operating lease commitment amounting to RMB663,953 was related to the campus rental agreements entered into between the Group’s affiliated schools and subsidiaries and Hailiang Education Investment Group Co., Ltd. (“Hailiang Investment”) regarding three campuses in Zhuji City on April 28, 2019. The lease period is until June 30, 2037.

On September 6, 2019, the Group’s affiliated schools and subsidiaries and Hailiang Investment entered into a series of lease supplemental agreements, pursuant to which the Group agreed to prepay rental fees of RMB540,453 for the entire remaining lease period from July 1, 2019 to June 30, 2037. On September 12, 2019, the rental fees of RMB540,453 were fully paid.

As of June 30, 2019, a preliminary assessment indicates that these arrangements will meet the definition of a lease under IFRS 16, and hence the Group will recognize a right-of-use asset and a corresponding liability in respect of all these leases unless they qualify for low value or short-term leases upon the application of IFRS 16. The new requirement to recognize a right-of use asset and a related lease liability is expected to have a significant impact on the amounts recognized in the Group’s consolidated financial statements and the Group is currently assessing its potential impact.

As of the date of the authorization of these consolidated financial statements, the Group is still assessing the appropriate discount rate, therefore the Group is unable to reliably estimate the amount of impact of the application of IFRS 16 on the Group’s consolidated financial statements regarding leases where the Group is the lessee.

IFRIC 23

This Interpretation provides guidance on how to apply IAS 12, Income taxes when there is uncertainty over whether a tax treatment will be accepted by the tax authority.

Under the Interpretation, the key test is whether it is probable that the tax authority will accept the entity’s tax treatment. If it is probable, then the entity should measure current and deferred tax consistently with the tax treatment in its tax return. If it is not probable, then the entity should reflect the effect of uncertainty in its accounting for income tax by using the “expected value” approach or the “the most likely amount” approach – whichever better predicts the resolution of the uncertainty and in that case the tax amounts in the financial statements will not be the same as the amounts in the tax return. The interpretation is to be applied retrospectively, either fully retrospectively without the use of hindsight or retrospectively with the cumulative effect of application as an adjustment to the opening equity at the date of initial application, without the restatement of comparative information. The Group expects to adopt the interpretation from July 1, 2019. The interpretation is not expected to have any significant impact on the Group’s financial statements.

5	Revenue and segment reporting

(i)	Revenue

(a)	Disaggregation of revenue from contracts with customers by major revenue stream is as follows:

	2017 RMB	2018 RMB	2019 RMB
K-12 educational services	853,295	1,093,933	1,217,007
Educational training services	—	36,395	144,188
Study trip services	—	13,791	81,495
Education and management services	—	19,021	40,942
Others	—	6,208	15,393
	853,295	1,169,348	1,499,025

(b)	Disaggregation of revenue from contracts with customers by timing of revenue recognition is as follows:

2019 RMB
Timing of revenue recognition
Revenue recognized over time	1,304,361
Revenue recognized point in time	194,664
1,499,025

(c)	Contract liabilities

The following table provides information about contract liabilities from contracts with customers.

		July 1, 2018	June 30, 2019
	Note	RMB’000	RMB’000
Current liabilities
Contract liabilities	3(b)(ii)	209,720	398,951

Non-current liabilities
Contract liabilities	3(b)(ii)	—	2,579

The Group has initially applied IFRS 15 using the cumulative effect method and adjusted the opening balance at July 1, 2018.

The contract liabilities primarily relate to up-front payments from the Group’s customers for the K-12 educational services, educational training services, study trip services and overseas study consulting services.

The amount of RMB 209,720 recognized in contract liabilities as of July 1, 2018 has been recognized as revenue for the year ended June 30, 2019.

(d)	Transaction price allocated to the remaining performance obligation

The Group has applied the practical expedient in IFRS 15 such that the Group does not disclose the information about revenue that the Group will be entitled to when it satisfies the remaining performance obligations under all sales contracts that had an original expected duration of one year or less.

(ii)	Segment reporting

The Group’s chief operating decision maker (“CODM”) has been identified as Mr. Ming Wang, the chief executive officer of the Group, who reviews the financial information of operating segments when making decisions to allocate resources and assess performance of the Group.

For the year ended June 30, 2017, the Group identified one operating segment, which was the provision of private K-12 educational services.

For the year ended June 30, 2018, the Group identified seven segments, including K-12 educational services, after-school enrichment services, management consulting services, logistic services, educational training services, overseas study consulting services and hotel management services.

For the year ended June 30, 2019, the Group optimized its management structure for efficient resource allocation and high-quality management for affiliated and managed schools. Thus, K-12 educational services, after-school enrichment services, management consulting services and logistic services were merged into an operating segment “K-12 educational and management services” considering the integration of operation and the financial result of the above business was reviewed as a whole. As a result, four operating segments were identified for the year ended June 30, 2019, including K-12 educational and management services, educational training services, study trip and overseas study consulting services and hotel management services.

K-12 educational and management services and educational training services were identified as reportable segments, respectively. Study trip and overseas study consulting services and hotel management services were aggregated as “others” since individually they do not exceed 10% quantitative threshold of combined revenue. Prior period segment information has been restated to conform to the current period presentation.

(a) Segment results

The revenue and operating results by segments were as follows:

For the year ended June 30, 2017

	K-12 educational and management services	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB
Revenues from external customers	853,295	—	—	853,295
Total segment revenues	853,295	—	—	853,295

Segment income	165,353	—	2,390	167,743
Interest income	5,980		729	6,709
Depreciation and amortization	111,147	—	—	111,147

*Unallocated income is primarily related to government grants, corporate interest income and other miscellaneous items that are not allocated to individual segment.

For the year ended June 30, 2018

	K-12 educational and management services	Educational training services	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenues from external customers	1,112,954	36,395	19,999	—	1,169,348
Inter-segment revenues	—	14,678	260	—	14,938
Total segment revenues	1,112,954	51,073	20,259	—	1,184,286

Segment income/ (loss)	276,587	28,820	1,157	(9,374)	297,190
Interest income	7,083	151	119	4,362	11,715
Depreciation and amortization	104,254	1	9,319	—	113,574

*Unallocated income (expenses) are primarily related to corporate administrative costs, interest income and other miscellaneous items that are not allocated to individual segment.

For the year ended June 30, 2019

	K-12 educational and management services	Educational training services	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenues from external customers	1,257,949	144,188	96,888	—	1,499,025
Inter-segment revenues	422	2,767	6,135	—	9,324
Total segment revenues	1,258,371	146,955	103,023	—	1,508,349

Segment income/ (loss)	320,639	91,720	18,773	(6,639)	424,493
Interest income	21,244	519	1,110	1,597	24,470
Depreciation and amortization	125,676	526	7,318	—	133,520

*Unallocated income (expenses) are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segment.

The Group’s CODM does not review the financial position by operating segments, thus no total assets or liabilities of each operating segment are presented.

All of the Group’s operations and customers are located in the PRC.

The Group’s customer base is diversified and no customer with whom transactions have exceeded 10% of the Group’s revenues.

The Group’s non-current assets are all located in mainland China. The geographical location of the Group’s non-current assets is based on the physical location of the asset, in the case of property and equipment, the location of the operation to which they are allocated, in the case of intangible assets and goodwill.

6	Other income, net

	2017 RMB	2018 RMB	2019 RMB
Government grants	6,253	5,832	25,437
Others	72	(2,143)	(337)
	6,325	3,689	25,100

7	Employee benefit expenses

	2017 RMB	2018 RMB	2019 RMB
Wages and salaries	280,786	388,238	533,505
Contributions to defined contribution plans	44,884	52,898	64,118
	325,670	441,136	597,623

8	Profit before tax

(i)	Net finance income

	2017 RMB	2018 RMB	2019 RMB
Interest income	6,709	11,715	24,470
Others	183	(324)	465
Net finance income	6,892	11,391	24,935

Interest income was mainly generated from deposits placed with a related party finance entity (Note 20(a)(ii)).

(ii)	Expenses by nature

	2017 RMB	2018 RMB	2019 RMB
Employee benefit expenses (Note 7)	325,670	441,136	597,623
Students related cost	116,273	147,571	199,478
Transportation	31,823	36,110	49,137
Marketing and promotion	21,240	24,019	24,490
Depreciation (Note 11)	110,485	113,128	132,026
Utilities	23,286	26,100	26,162
Amortization of intangible assets (Note 12)	662	446	1,494
Operating lease charges	30,030	33,290	35,639
Others	39,300	70,787	58,518
Total cost of revenue, selling expenses and administrative expenses	698,769	892,587	1,124,567

Students related costs are mainly comprised of costs for textbooks, uniforms, dining services, living accommodations and costs relating to educational training services, study trip services and overseas study consulting services. For the year ended June 30, 2018, RMB14,263 of costs relating to study trip services and overseas study consulting services have been combined with students related cost to conform the presentation of the year ended June 30, 2019.

(iii)	Gain on disposal of affiliated entities

On July 10, 2017, the Group entered into an Educational Cooperative Partnership Agreement (the “Chuzhou Agreement”) with Nanqiao government. Pursuant to the Chuzhou Agreement, Hailiang Management shall launch and operate Chuzhou School for 30 years beginning on September 1, 2017.

On February 28, 2018, the Group entered into agreements with Hailiang Preschool Education Group Co., Ltd. (“Hailiang Preschool”), controlled by Mr. Feng transferred the Tianma Kindergarten and the sponsorship and 100% equity interest in Hailiang Kindergarten. The consideration of disposing Tianma Kindergarten and Hailiang Kindergarten was RMB1,666 and RMB20,049, respectively. On the disposal date, the carrying amount of the net liabilities of Tianma Kindergarten was RMB17, and the carrying amount of the net assets of Hailiang Kindergarten was RMB16,764. The Group recognized a gain of RMB1,683 and RMB3,285 on the disposal of Tianma Kindergarten and Hailiang Kindergarten, respectively.

In addition, in June 2018, Hailiang Management entered into a Change of Operator Agreement and transferred the sponsorship and 100% equity interest in Chuzhou School to Chuzhou Zhengxu Education Information Consulting Co., Ltd., a wholly owned subsidiary of Hailiang Group Co., Ltd. (“Hailiang Group”). The consideration was RMB1,793, and the carrying amount of its net assets was RMB1,412 on disposal date. The Group recognized a gain of RMB381 on the disposal.

The deals were not strategic shifts of the business and these transactions will not have major impact on the Group’s business, therefore the transactions were not qualified as discontinued operation.

9	Income tax expenses

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

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) while the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

China

Under the Enterprise Income Tax (“EIT”) Law, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

According to the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. According to the current laws and regulations, preferential tax treatments and related policies applicable to private schools requiring reasonable returns have not been introduced.

According to the Law on the Promotion of Private Education (“2016 Private Education Law”) effective as of September 1, 2017, private schools, whether non-profit or for-profit, may enjoy preferential tax treatment, and non-profit private schools will be entitled to similar tax benefits as public schools. In addition, taxation policies for for-profit private schools are still unclear as more specific provisions are not yet introduced. For Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High School, two private schools incorporated in 2018, the Group elected to register their statuses as for-profit. Accordingly, these two schools are subject to unified 25% enterprise income tax rate.

Except for Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High School, other affiliated schools within the Group are registered as private schools requiring reasonable return under the 2004 Implementing Rules, the Group had not elected to change or re-register their statuses as of June 30, 2019. Confirmed by the local tax authorities and the Company’s PRC counsel, the Company’s affiliated private schools other than Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High School are exempt from income taxes for the years ended June 30, 2017, 2018 and 2019, and all the Company’s affiliated private schools did not violate any tax laws or regulations and are exempt from income taxes for the years ended June 30, 2017, 2018 and 2019.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

As of June 30, 2019, the Group had unused tax loss of RMB14,417 available for offset against future taxable profits, of which RMB230 will expire as of June 30, 2021, RMB4,879 will expire as of June 30, 2023, RMB9,241 will expire as of June 30, 2024 (As of June 30, 2018, the Group had unused tax loss of RMB2,516 available for offset against future taxable profits, of which RMB1,748 will expire as of June 30, 2020, RMB427 will expire as of June 30, 2021, RMB275 will expire as of June 30, 2023). No deferred tax assets have been recognized in respect of such tax losses due to the unpredictability of future taxable profit streams.

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to their offshore parent entities, would be subject to 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. The Company has not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB820,456 as of June 30, 2019, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC indefinitely in the foreseeable future.

(i)	Income tax expenses in the consolidated statements of profit or loss and other comprehensive income represents:

	2017	2018	2019
	RMB	RMB	RMB
Current
—PRC income tax expenses	—	66,288	108,545
Deferred
—PRC income tax expenses	—	—	168
Income tax expenses for the year	—	66,288	108,713

(ii)	Reconciliation between the provision for income tax computed by applying applicable tax rates:

Reconciliation between the provision for income tax computed by applying applicable tax rates in fiscal year 2017, 2018 and 2019 to income before income taxes and the actual provision for income tax was as follow:

	2017	2018	2019
	RMB	RMB	RMB
Profit before tax	167,743	297,190	424,493
Notional tax on profit before taxation, calculated at the applicable rates in the tax jurisdictions concerned	41,936	74,298	108,122
Effect of expenses that are not deductible in determining taxable profit	—	373	524
Effect of incomes that are not taxable in determining taxable profit	—	(956)	—
Unrecognized tax losses	2	70	2,054
Utilization of tax losses previously not recognized	(579)	(46)	(486)
Effect of income tax exemptions	(41,359)	(7,451)	(1,501)
Income tax expense recognized in profit or loss	—	66,288	108,713

(ii)	Deferred tax assets and liabilities recognized:

	Capitalized contract costs	Favorable lease	Total
Deferred tax liabilities
At June 30, 2018	—	—	—
Acquisition through a business combination (note 19)	—	4,523	4,523
Charged/(credited) to profit or loss	328	(160)	168
At June 30, 2019	328	4,363	4,691

10	Earnings per share

The calculation of basic EPS has been based on the following net profit attributable to the Company’s shareholders and weighted-average number of ordinary shares outstanding.

The calculation of diluted EPS has been based on the following net profit attributable to the Company’s shareholders and weighted-average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.

(i)	Net profit attributable to the Company’s shareholders

	2017 RMB	2018 RMB	2019 RMB
Net profit attributable to the Company’s shareholders (basic and diluted)	167,743	222,588	293,421

(ii)	Weighted-average number of ordinary shares

	2017	2018	2019
Weighted average number of ordinary shares for basic EPS	411,208,000	411,878,478	412,450,256
Effects of dilution from warrants	—	638,292	—
Weighted average number of ordinary shares adjusted for the effect of dilution	411,208,000	412,516,770	412,450,256

(iii)	Earnings per share

	2017	2018	2019
Basic and diluted earnings per share	0.41	0.54	0.71

11	Property and equipment

	Motor vehicles RMB	Furniture, fixtures and other equipment RMB	Leasehold improvement RMB	Construction in progress RMB	Total RMB
Cost
Balance at June 30, 2017	18,515	244,189	704,126	8,878	975,708
Additions	4,454	22,331	21,415	48,209	96,409
Transferred from construction in progress	—	5,098	45,446	(50,544)	—
Disposals	(1,566)	(8,584)	(23,446)	(1,013)	(34,609)
Balance at June 30, 2018	21,403	263,034	747,541	5,530	1,037,508
Additions	190	21,970	12,137	29,325	63,622
Acquisition through a business combination (Note 19)	—	3,954	8,772	—	12,726
Transferred from construction in progress	—	22,962	1,051	(24,013)	—
Transferred to intangible assets	—	—	—	(2,438)	(2,438)
Disposals	—	(5,236)	—	—	(5,236)
Balance at June 30, 2019	21,593	306,684	769,501	8,404	1,106,182

Accumulated depreciation
Balance at June 30, 2017	(9,879)	(82,124)	(163,086)	—	(255,089)
Depreciation for the year	(4,476)	(33,414)	(75,238)	—	(113,128)
Disposals	338	4,340	5,112	—	9,790
Balance at June 30, 2018	(14,017)	(111,198)	(233,212)	—	(358,427)
Depreciation for the year	(3,669)	(62,121)	(66,236)	—	(132,026)
Disposals	—	4,894	—	—	4,894
Balance at June 30, 2019	(17,686)	(168,425)	(299,448)	—	(485,559)

Net book value
At June 30, 2018	7,386	151,836	514,329	5,530	679,081
At June 30, 2019	3,907	138,259	470,053	8,404	620,623

During the year ended June 30, 2018, property and equipment with net book value of RMB23,433 were transferred out by the Group due to the disposal of Hailiang Kindergarten, Tianma Kindergarten and Chuzhou School.

12	Intangible assets and goodwill

	Goodwill RMB	Trademark RMB	Student relationship RMB	Favorable lease RMB	Others RMB	Total RMB
Cost
Balance at June 30, 2017	62,046	16,540	45,037	—	—	123,623
Disposals of kindergarten business	(406)	—	—	—	—	(406)
Balance at June 30, 2018	61,640	16,540	45,037	—	—	123,217
Addition	—	—	—	—	1,743	1,743
Acquisitions through a business combination (Note 19)	—	—	—	18,091	—	18,091
Transferred from construction in progress	—	—	—	—	2,438	2,438
Balance at June 30, 2019	61,640	16,540	45,037	18,091	4,181	145,489

Accumulated Amortization
Balance at June 30, 2017	—	—	(44,024)	—	—	(44,024)
Amortization for the year	—	—	(446)	—	—	(446)
Balance at June 30, 2018	—	—	(44,470)	—	—	(44,470)
Amortization for the year	—	—	(260)	(640)	(594)	(1,494)
Balance at June 30, 2019	—	—	(44,730)	(640)	(594)	(45,964)

Net book value
At June 30, 2018	61,640	16,540	567	—	—	78,747
At June 30, 2019	61,640	16,540	307	17,451	3,587	99,525

Student relationship, trademark and goodwill arose from the acquisition of Tianma Experimental on July 1, 2009.

In February 2018, the Group entered into an asset restructuring agreement, pursuant to which all the assets and liabilities related to the Tianma Kindergarten was sold to Zhuji Hailiang Preschool Investment Co., Ltd., a related party of the Group. Thus, the goodwill with an amount of RMB406 allocated to Tianma Kindergarten was written off in connection with the disposal.

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

For the purpose of impairment testing, the carrying amounts of goodwill and trademark are allocated to the business relating to Tianma Experimental, which is the lowest level for which the assets are monitored for internal management purpose. The aggregated carrying amounts of goodwill and trademark are as follows:

	2018 RMB	2019 RMB
Goodwill	61,640	61,640
Trademark	16,540	16,540
Total	78,180	78,180

The recoverable amount of this CGU was based on value in use, which was estimated using discounted cash flow projections.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represented management’s assessment of future trends in the relevant industry and were based on historical data from both external and internal sources.

In percent	2017	2018	2019
Discount rate	24%	15%	15.5%
Terminal value growth rate	3%	3%	3%

The discount rate was a pre-tax measure estimated based on the historical industry average weighted-average cost of capital, with a possible debt leveraging of 0%.

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

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2017, 2018 and 2019, respectively.

The recoverable amount of trademark is determined using the relief from royalty method, which was based on post-tax cash flow projections for 5 years based on financial budgets approved by management, including royalty rate of 3% (2018 and 2017: 3%), terminal growth rate of 3% (2018 and 2017: 3%) and the applicable discount rate of 15.5% (2018:15% and 2017: 24%). Management determined the expected growth rates and the operating results based on the past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the Company.

Based on management’s assessment results, there was no impairment of goodwill and trademark as of June 30, 2017, 2018 and 2019.

Student relationship

The amortization of student relationship is included in “selling expenses”. No impairment loss of the student relationship intangible asset was recognized in the statements of profit or loss and other comprehensive income for the years ended June 30, 2017, 2018 and 2019.

Favorable lease

Favorable lease arose from the acquisition of Zhenjiang Jianghe High School of Art in October 2018. The amortization was recognized in “cost of revenue” over the period of leasing.

13	Other current assets

	Note	2018 RMB	2019 RMB
Prepayments		11,913	15,476
Contract costs	3(b)	—	9,360
Advances to employees		2,122	3,687
Deductible VAT		—	1,091
Other receivables due from third parties		1,147	2,092
Total		15,182	31,706

14	Cash and cash equivalents

(i) Cash and cash equivalents comprise:

	Note	2018 RMB	2019 RMB
Cash on hand		30	309
Cash at bank		71,857	36,827
Cash held at a related party finance entity	20(b)	740,733	223,548

Total		812,620	260,684

As of June 30, 2018 and 2019, the cash and cash equivalents of the Group denominated in RMB amount to RMB799,147 and RMB248,438, respectively.

(ii) Reconciliation of liabilities arising from financing activities

Loans due to related parties
RMB
(Note 17)
At July 1, 2017	99,603

Changes from financing cash flows:
Proceeds from a loan from a related party	7,609
Total changes from financing cash flows	7,609

Other non-cash change:
Net settlement of a loan made to a related party with a loan borrowed from a related party	(7,609)

Total other non-cash change	(7,609)

At June 30, 2018 and 2019	99,603

Dividends payable to a non-controlling shareholder
RMB
At June 30, 2018 and July 1, 2018	-

Changes from financing cash flows:
Dividends declared to be payable to a non-controlling shareholder of subsidiaries	7,482
Dividends paid to a non-controlling shareholder of subsidiaries	(7,482)
Total changes from financing cash flows	-

At June 30, 2019	-

15	Capital and reserve

(a)	Share capital and share premium

	2017	2018	2019
At June 30 par value USD0.0001-authorized	1,000,000,000	1,000,000,000	1,000,000,000

-issued and outstanding	411,208,000	412,450,256	412,450,256

All ordinary shares rank equally.

(i)	Ordinary shares

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

In July 2015, the Company completed an IPO in the US market, in which the Company issued 2,858,000 American depositary shares, or ADSs (equal to 45,728,000 ordinary shares), at a public offering price of US$7 per ADS. Each ADS represents 16 ordinary shares, par value USD0.0001 per share.

In September 2015, the Company granted 480,000 restricted shares to a consultant as a consideration for its service rendered. Per valuation of the restricted shares, the fair value of 480,000 shares is USD229 (equivalent to RMB1,459).

On December 15, 2017, all the warrants issued to the underwriter were exercised into 77,641 ADSs (equal to 1,242,256 ordinary shares).

(ii)	Share premium

Share premium relates to the following issuances of the Company’s ordinary shares:

(1)	Share deficit of RMB236 for ordinary shares issued by the Company to Mr. Feng for nil consideration upon the Company’s incorporation in 2011.

(2)	The capital contributed by Maxida in excess of the par value of the ordinary shares issued in the private placement of RMB18,864 in 2012.

(3)	The gross proceeds of RMB122,369 received from IPO deducting the issuance cost of RMB9,551 and par value of ordinary shares issued to public of RMB28, with net proceed of RMB112,790 in July, 2015.

(4)	The fair value of warrants issued to the underwriter of RMB1,707 upon completion of IPO. On December 15, 2017, all the warrants issued to the underwriter were exercised into 77,641 ADSs (equal to 1,242,256 ordinary shares).

(5)	The fair value of restricted shares issued to consultant in September, 2015, in excess of par value of ordinary shares issued of RMB1,459.

(iii)	Contributed capital

Contributed capital represented the following capital transactions with the Company’s shareholders:

(1)	Upon completion of the IPO restructure in October 2014, contributed capital arose from below transactions:

-	The contributions of the registered capital of 100% of Foreign Language and 60% of Experimental High made by Mr. Feng totaling RMB82,800.

-	The consideration of RMB110,000 made by Mr. Feng for the acquisition of 80% equity interest in Tianma Experimental.

-	The share capital of HKD10 (equivalent to RMB9) contributed by Mr. Feng upon incorporation of Hailiang HK.

-	RMB32,906 arising from acquisition of non-controlling interests. In November 2011, Mr. Feng acquired 40% registered capital equity interest in Experimental High and 20% registered capital equity interest in Tianma Experimental from Mr. Meng, the non-controlling shareholder of both schools for cash considerations of RMB35,000 and RMB6,000, respectively. Upon the acquisitions, Mr. Feng became the sole sponsor of Experimental High and Tianma Experimental and owned 100% registered capital equity interest in each of the two schools. The non-controlling interests’ proportionate shares of the net identifiable assets of Experimental High and Tianma Experimental on the date of the acquisitions were RMB28,790 and RMB4,116, respectively. The aggregate cash consideration of RMB41,000 paid by Mr. Feng for the acquisitions was recorded in contributed capital. The difference between the cash consideration paid of RMB41,000 and the total carrying amount of the non-controlling interests of RMB32,906, which amounted to RMB8,094, was charge to deduct contributed capital within equity.

-	The capital contributions of RMB139,980 paid by Mr. Feng upon incorporation of Hailiang Management.

-	Cash consideration of RMB139,800 paid to Mr. Feng for the transfer of 100% registered capital equity interest in each of the Foreign Language, Experimental High and Tianma Experimental.

(2)	Capital contribution of RMB10,000 from Hailiang Investment, a related party controlled by Mr. Feng, through waiving liability during the year ended June 30, 2017.

(3)	Capital contribution of RMB139 from Beize Group through subscribing 0.1% registered capital of Hailiang Management during the year ended June 30, 2019.

(4)	Deemed capital contribution of RMB15,000 from Mr. Feng, through payment of awards to the Group’s outstanding teachers to recognize their outstanding performance and contributions during the year ended June 30, 2019.

(b)	Reserves

(i)	Statutory reserve

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in the PRC must take appropriations from after-tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The general reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of the PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve as of June 30, 2018 and 2019 was RMB20,096 and RMB43,024, respectively.

Each of the schools is required to appropriate 25% of its after-tax profits to a non-distributable education development reserve, which could only be used for school construction, maintenance and upgrade of educational equipment in accordance with the Law of Promoting Private Education. The development reserve is restricted net assets of the schools which are un-distributable to the Company in the form of dividends or loans. The education development reserve as of June 30, 2018 and 2019 was RMB284,427 and RMB306,436, respectively.

(ii)	Translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Company and its subsidiaries into the presentation currency.

(c)	Dividends

No dividends were declared and paid by the Company during the years ended June 30, 2017, 2018 and 2019.

16	Non-controlling interests

Non-controlling interests (“NCI”) represent 44% non-controlling interests in Haibo Education and Haibo Logistics, which are held by Nanchang Baishu Education Group (“Nanchang Baishu”), a related party of the Group, and 49% non-controlling interests in Zhenjiang Jianghe High School of Art, which is held by third parties. The following table summarizes the changes in non-controlling interests from June 30, 2018 through June 30, 2019.

	Haibo Education	Haibo Logistics	Zhenjiang Jianghe High School of Art	Total
	RMB	RMB	RMB	RMB
Balance at June 30, 2018	9,390	3,764	—	13,154
Acquisition through a business combination, including deemed cash consideration to NCI	—	—	9,408	9,408
Net profit/(loss) and total comprehensive income attributable to NCI	19,535	3,808	(984)	22,359
Dividends paid to NCI	(6,075)	(1,407)	—	(7,482)
Balance at June 30, 2019	22,850	6,165	8,424	37,439

The following table lists out the financial information relating to Haibo Education, whose non-controlling interest are considered material. The summarized financial information presented below represents the amounts before any inter-company elimination.

	2018	2019
	RMB’000	RMB’000
NCI percentage	44%	44%

Current assets	41,577	61,639
Non-current assets	22	1,540
Current liabilities	20,259	11,248
Net assets	21,340	51,931
Carrying amount of NCI	9,390	22,850

Revenue	35,532	87,655
Net profit for the year	15,340	44,397
Total comprehensive income	15,340	44,397
Net profit and total comprehensive income attributable to NCI	6,750	19,535

Dividend paid to NCI	—	6,075

Cash flows from operating activities	35,462	32,649
Cash flows generated from/(used in) investing activities	14	(41,603)
Cash flows generated from/(used in) financing activities	6,000	(13,806)

17	Trade and other payables

	2018 RMB	2019 RMB
Trade payable	22,309	20,556
Accrued payroll	68,351	130,744
Amounts due to third parties	50,844	66,822
Trade and other payables due to third parties	141,504	218,122

Loans due to related parties	99,603	99,603
Amounts due to related parties	38,612	35,142
Other payables due to related parties	138,215	134,745

Total	279,719	352,867

The Group’s exposure to liquidity risk related to trade and other payables is disclosed in Note 18.

18	Financial risk management and fair values

The Group has exposure to the following risks from financial instruments:

•	credit risk

•	liquidity risk

•	market rate risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

(a)	Credit risk

The Group’s credit risk is primarily attributable to cash at bank, cash and term deposits held at a related party finance entity, loans receivable due from a related party. The carrying amount of financial assets represents the maximum credit exposure. The Group does not provide any other guarantees which would expose the Group to credit risk.

Cash at bank

All of the Group’s cash at bank is held by third-party financial institutions located in the PRC, Hong Kong SAR. The bank deposits with financial institutions in the PRC are insured by the government authority for up to RMB500. The bank deposits with financial institutions in the Hong Kong SAR are insured by the government authority for up to HK$500. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC, Hong Kong SAR with acceptable credit rating.

Cash and term deposits placed with a related party finance entity

As of June 30, 2019, the Group had cash of RMB223,548 and term deposits of RMB1,387,094 at Hailiang Group Finance Co., Ltd. (“Hailiang Finance”), which represented 91% of the Group’s consolidated current assets as of June 30, 2019.

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

Management believes that the credit risk on the Group’s cash of RMB223,548 and term deposits of RMB1,387,094 is low considering Hailiang Group’s guarantee and credit rating.

To reduce its credit exposure with Hailiang Finance, the Group provided an annual budget for the aggregate amount deposits with Hailiang Finance as RMB2,100,000 based on current policy effective since September 2019.

Loans receivable due from a related party

The Company received an annual guarantee from a related party, incorporated in British Virgin Island and controlled by Hailiang Group, on the Company’s loan due from Hong Kong Leonit Limited (“Leonit”), a related party controlled by Hailiang Group. The Group considers that the credit risk arising from the loan is significantly mitigated by the guarantee.

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

The following are the contractual maturities of financial liabilities, which are based on contractual undiscounted cash flows and the earliest date the Group can be required to pay:

	June 30, 2018
Non-derivative financial instruments	Carrying amount	Contractual cash flows	1 year or less
	RMB	RMB	RMB
Trade and other payables	279,719	279,719	279,719

	June 30, 2019
Non-derivative financial instruments	Carrying amount	Contractual cash flows	1 year or less
	RMB	RMB	RMB
Trade and other payables	352,867	352,867	352,867

(c)	Market rate risk

Interest rate risk

The interest rates of cash held in bank and cash and term deposits placed with Hailiang Finance ranged from 0.35% to 1.82% per annum for the year ended June 30, 2018, and ranged from 0.30% to 2.1% for the year ended June 30, 2019. The Group does not have any fixed-rate or variable-rate interest bearing financial instrument other than cash and cash equivalent, and term deposits placed with a related party finance entity.

A change of 10 basis point in interest rate would not be expected to have a significant impact on the Group’s financial condition or results of operations.

(d)	Fair value

The carrying amounts of financial assets and liabilities approximate their respective fair values as of June 30, 2018 and 2019, respectively, due to their short-term maturities.

As of June 30, 2018 and 2019, the Group did not have financial instruments carried at fair value.

During the years ended June 30, 2018 and 2019, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

(e)	Capital management

The Group actively and regularly reviews and manages its capital structure to maintain a balance between higher shareholders’ return that might be possible with higher levels of borrowings, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group is not subject to externally imposed capital requirements.

19	Acquisition of business

Acquisition of Zhenjiang Jianghe High School of Art

On September 28, 2018, Hailiang Management entered into an agreement to acquire 51% controlling interest in Zhenjiang Jianghe High School of Art. The Company paid cash of RMB 1,530 to the former three individual shareholders in October 2018 and injected cash of RMB 10,710 to Zhenjiang Jianghe High School of Art in November 2018. The transaction was completed on October 31, 2018. Zhenjiang Jianghe High School of Art is principally engaged in art education programs including painting, music and media.

Total consideration transferred was determined to be RMB6,778, being the sum of i) cash consideration of RMB 1,530 paid to the former shareholders in October 2018 and ii) deemed cash consideration to former shareholders of RMB 5,248, which was calculated based on capital injected to the acquiree of RMB10,710 multiplied by the percentage of equity interests retained by the former shareholders of 49% in November 2018. Acquisition related costs, which were not material, have been expensed and included in the administrative expenses.

The acquisition has been accounted for using the acquisition method. The results of operation have been included in the Group’s consolidated financial statements since the date of acquisition.

Consideration transferred

RMB
Cash consideration paid to former shareholders	1,530
Deemed cash consideration to former shareholders	5,248
Total consideration transferred	6,778

The following table summarizes the acquisition-date fair value of the identifiable assets acquired, liabilities assumed and non-controlling interests (excluding the effect of the RMB10,710 cash capital injection) in connection with the business combination:

RMB
Cash and cash equivalents	903
Other current assets	16
Property and equipment, net	12,726
Intangible assets	18,091

Trade and other payables	(14,445)
Contract liabilities	(1,830)
Deferred tax liabilities	(4,523)
Total identifiable net assets acquired	10,938
Non-controlling interests arising from the acquisition	(4,160)
Total consideration	6,778

Analysis of the net cash outflow in respect of the acquisition
Cash consideration	6,778
Less: Deemed cash consideration to former shareholders	(5,248)
Cash acquired	(903)
627

The values of identifiable assets and liabilities, and non-controlling interests recognized on acquisition are their estimated fair values.

Intangible assets represented a favorable lease acquired related to the lease of the campus. The Company estimated the fair value of the favorable lease using discounted cash flow techniques which included an estimate of future cash flows discounted to present value with an appropriate risk-adjusted discount rate.

The non-controlling interest fair value reflects the fair value of purchase price consideration for a controlling interest, less discounts for lack of control and marketability.

The post-acquisition revenue and net loss that Zhenjiang Jianghe High School of Art contributed to the Group for the period from November 1, 2018 to June 30, 2019 are RMB5,018 and RMB2,009, respectively. Had the acquisition occurred on July 1, 2018, management estimates that the Group’s consolidated revenue and consolidated profit for the year ended June 30, 2019 would have been RMB1,500,496 and RMB314,513 respectively.

20	Related parties transactions

Except for related party transactions disclosed in other notes of the financial statements, the Group entered into the following significant transactions with related parties during the years ended June 30, 2017, 2018 and 2019.

(a)	The significant related party transactions are summarized as follows:

		2017	2018	2019
	Note	RMB	RMB	RMB
Loans borrowed from a related party	(i)	99,603	7,609	—
A loan made to a related party	(i)	98,229	—	—
Repayment of a loan made to a related party	(i)	—	—	12,412
Interest income from deposits placed with a related party finance entity	(ii)	5,847	11,464	24,313
Net (withdrawals)/deposits of cash at a related party finance entity	(ii)	(109,998)	679,018	(517,185)
Term deposits placed with a related party finance entity	(ii)	1,953,600	204,000	4,709,697
Maturity of term deposits placed with a related party finance entity	(ii)	1,552,600	401,000	3,526,603
Rental expenses	(iii)	30,030	32,486	33,814
Payments of expenses by the Group on behalf of related parties	(iv)	—	9,401	10,312
Payments of expenses by related parties on behalf of the Group	(iv)	3,836	4,612	2,731
Collection by the Group on behalf of related parties	(iv)	39,760	47,070	46,453
Purchase of leasehold improvement from a related party	(v)	37,231	29,098	29,669
Purchase of food products from related parties	(vi)	48,298	38,323	68,963
Education and management service provided to related parties	(vii)	3,766	16,831	33,222
Other service and product provided to related parties	(viii)	—	416	3,254
Service provided by related parties	(ix)	—	6,884	23,263
Waive of liability to a related party	(iii)	10,000	—	—
Gains from disposal of affiliated entities to a related party	(x)	—	5,349	—
Acquisition of subsidiaries	(xi)	—	6,160	—
Dividends paid to a non-controlling shareholder of subsidiaries	(xi)	—	—	7,482
Capital contribution	(xii)	—	—	15,000

(b)	The significant related party balances are summarized as follows:

		2018	2019
	Note	RMB	RMB
Amounts due from related parties	(i)(ii)(iii)(iv)(vii) (viii)	95,128	91,674
Cash held at a related party finance entity	(ii)	740,733	223,548
Term deposits placed with a related party finance entity	(ii)	204,000	1,387,094
Amounts due to related parties	(i)(iii)(iv)(v)(vi)(ix)	138,215	134,745

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

(i)	On October 31, 2016, the Company provided a one-year-period interest-free loan to Leonit, which is controlled by Hailiang Group, amounting to USD14,500 (equivalent to RMB98,229) (“USD Loan”). On the same date, Hailiang Consulting borrowed a one-year-period interest-free loan from Hailiang Group amounting to RMB99,603 (“RMB Loan”). On October 9, 2017, the Company agreed to extend the loan with Leonit, pursuant to which the USD Loan’s due date was extended to due on October 30, 2018 with renewal option if both parties agree. Similarly, Hailiang Group and Hailiang Consulting agreed to a loan extension pursuant to which the RMB Loan was due on October 30, 2018 with renewal option if both parties agree. Per the agreement among the four parties mentioned above, when the USD Loan is repaid, the RMB Loan will similarly be repaid.

On December 5, 2017, the Company borrowed a one-year-period interest-free loan from Leonit amounting to USD1,150 (equivalent to RMB7,609). The loan of USD1,150 was offset against the USD loan per the agreement between the Company and Leonit.

During the year ended June 30, 2019, Leonit cash settled part of the USD loan, amounting to USD 1,820 (equivalent to RMB12,412) to the Company.

As of June 30, 2018 and 2019, the USD loan made to Leonit of USD 13,350 (equivalent to RMB 88,332) and USD11,530 (equivalent to RMB79,265) was included in “Amount due from related parties”, respectively, and the RMB loan borrowed from Hailiang Group of RMB99,603 and RMB99,603 was included in “Amount due to related parties”, respectively.

(ii)	As of June 30, 2018 and 2019, the Group has cash held at a related party finance entity of RMB740,733 and RMB223,548, respectively. During the year ended June 30, 2018, net amount of RMB679,018 were placed with Hailiang Finance. During the years ended June 30, 2017 and 2019, net amount of RMB109,998 and RMB517,185 were withdrawn from Hailiang Finance, respectively. The cash held at a related party finance entity is held for the purpose of meeting short-term cash commitments, such as to pay for the Group’s operating expenses at any time.

During the years ended June 30, 2017, 2018 and 2019, term deposits of RMB1,953,600, RMB204,000 and RMB4,709,697 were placed with Hailiang Finance, and RMB1,552,600, RMB401,000 and RMB3,526,603 were matured, respectively. The term deposits are held for investment purpose and can be withdrawn prior to their maturity without incurring significant penalties. Such amounts have been presented as investing activities in the statements of cash flows.

As of June 30, 2018 and 2019, the Group has term deposits with maturities ranging from three months to one year amounting to RMB204,000 and RMB1,387,094 that are placed at Hailiang Finance, respectively.

The interest income from the deposits during the years ended June 30, 2017, 2018 and 2019 amounted to RMB5,847, RMB11,464 and RMB24,313, respectively. Interest receivable as of June 30, 2018 and 2019 amounted to RMB1,038 and RMB4,916 respectively.

(iii)	The Group leases the school buildings and the related facilities in three campuses from Hailiang Investment, a related party controlled by Mr. Feng. In addition, Haibo Education and Haibo Logistics lease the office space and warehouse from Nanchang Hongtou Property Management Co., Ltd. (“Nanchang Hongtou”), a related party owned by Mr. Honggen Min, who is the controlling shareholder of Nanchang Baishu. The Group also leases some office spaces from Hangzhou Hailiang Real Estate Co., Ltd. (“Hailiang Real Estate”), a related party controlled by Mr. Feng. The leasing terms and rental amounts are as follows:

		2017	2018	2019
	Leasing Period	RMB	RMB	RMB
Rental from Hailiang Investment	October 11, 2017 ~ June 30, 2037	30,030	30,965	31,504
Rental from Nanchang Hongtou	July 1, 2017 ~ June 30, 2022	—	1,521	1,580
Rental from Hailiang Real Estate	June 11, 2018 ~ June 10, 2023	—	—	730
Total		30,030	32,486	33,814

Hailiang Investment waived the 2013 and 2014 rental fees with an amount of RMB10,000 during the year ended June 30, 2017.

(iv)

During the years ended June 30, 2017, 2018 and 2019, the Group paid expenses, which mainly include staff related expenses, start-up costs and other miscellaneous expenses, of nil , RMB 9,401 and RMB10,312 respectively on behalf of the related parties. Such amount is receivable on demand, and the related parties repaid nil, RMB8,794 and RMB10,007 to the Group during the years ended June 30, 2017, 2018 and 2019, respectively.

During the years ended June 30, 2017, 2018 and 2019, the related parties paid expenses, which mainly include staff related expenses and other miscellaneous expenses, of RMB3,836, RMB4,612 and RMB2,731 respectively on behalf of the Group. Such amount is due and payable on demand, and the Group repaid RMB4,536, RMB4,124 and RMB 4,663 to the related parties during the years ended June 30, 2017, 2018 and 2019, respectively.

During the years ended June 30, 2017, 2018 and 2019, the Group collected amounts of RMB39,760, RMB47,070, and RMB46,453 on behalf of Ming Kang Hui supermarkets, which are operated by Zhejiang Ming Kang Hui Food Co., Ltd., a related party controlled by Mr. Feng. Such amount is due and payable on demand, and the Group repaid RMB37,541, RMB48,428 and RMB47,429 to Zhejiang Ming Kang Hui Food Co., Ltd. during the years ended June 30, 2017, 2018 and 2019, respectively.

The above unsettled balances were included in “Amount due to related parties” and “Amount due from related parties” as of June 30, 2018 and 2019, respectively.

(v)	The Group entered into a series of leasehold improvement contracts with Heng Zhong Da Construction Limited Company (“Heng Zhong Da”), a company over which Mr. Feng has significant influence, for the leasehold improvement of classroom buildings, dining halls, student dormitories.

During the years ended June 30, 2017, 2018 and 2019, the Group purchased leasehold improvement service from Heng Zhong Da of RMB37,231, RMB29,098 and RMB29,669, respectively.

As of June 30, 2018 and 2019, the above unsettled balances of RMB19,508 and RMB11,260 were recognized in “Amount due to related parties”.

(vi)

The Group purchased food products from Zhejiang Ming Kang Hui E-Commerce Co., Ltd. and Ming Kang Hui Ecological Agriculture Group Co., Ltd. (collectively referred as “Ming Kang Hui”), two companies controlled by Mr. Feng, amounting to RMB48,298, RMB38,323 and RMB68,963 during the years ended June 30, 2017, 2018 and 2019, respectively.

As of June 30, 2018 and 2019, the above unsettled balances of RMB5,386 and RMB18,516 were recognized in “Amount due to related parties”.

(vii)	Education and management service provided to related parties are as follow:

	2017	2018	2019
	RMB	RMB	RMB
Education and management service provided to managed schools	—	12,275	28,344
Service provided to Ming Kang Hui	3,766	4,556	4,878
Total	3,766	16,831	33,222

Pursuant to the strategic cooperation agreement signed with Hailiang Group and Hailiang investment, the Group provided education and management services to Hailiang Kindgarten, Zhuji Hailiang Jinshan Kindgarten and Tianma Kindgarten, which were controlled by Hailiang Group, and other 19 schools controlled by Hailiang Investment, including Xiantao No.1 Middle School, Xinchang Nanrui Experimental School, Feicheng Hailiang Foreign Language school, Jinhua Hailiang Foreign Language School and etc.. Education and management service fees of nil, RMB12,275 and RMB28,344 were charged to the abovementioned schools during the years ended June 30, 2017, 2018 and 2019, respectively.

The Group provided service to Ming Kang Hui supermarkets, which are operated by Zhejiang Ming Kang Hui Food Co., Ltd., controlled by Mr. Feng, in the Group’s campuses, amounting to RMB3,766, RMB4,556 and RMB4,878 during the years ended June 30, 2017, 2018 and 2019, respectively.

(viii)	Other service and product provided to related parties mainly include daily consumables sold to related parties, hotel services and etc.

(ix)

The Group received IT services, physical examination services, travel services and other services from related parties controlled by Hailiang Group, amounting to nil, RMB6,884 and RMB23,263 during the years ended June 30, 2017, 2018 and 2019.

As of June 30, 2018 and 2019, the above unsettled balances of RMB3,416 and RMB420 were recognized in “Amount due to related parties”.

(x)	The gains were recognized from disposal of Hailiang Kindergarten, Tianma Kindergarten and Chuzhou School (see Note 8 (iii) for additional details), amounting to RMB3,285, RMB1,683 and RMB381 during the year ended June 30, 2018, respectively.

(xi)

In August 2017, Haibo Education and Haibo Logistics were incorporated by Xinyu Baishu Technology Service Co., Ltd. (“Xinyu Baishu”), an entity ultimately controlled by Mr. Feng. The contributed capitals from Xinyu Baishu in Haibo Education and Haibo Logistics were RMB6,000 and RMB5,000, respectively. In January 2018, Xinyu Baishu transferred 56% equity interests in each of Haibo Education and Haibo Logistics to Ningbo Haoliang with considerations of RMB3,360 and RMB2,800, respectively. The considerations were equivalent to the cost of 56% of the contributed capital.

In January 2018, Xinyu Baishu also transferred the remaining 44% equity interest in Haibo Education and Haibo Logistics to Nanchang Baishu, a related party of the Company. The 44% equity interests owned by Nanchang Baishu were recorded as non-controlling interests (see note 16).

In November 2018, Haibo Education and Haibo Logistics declared and fully paid dividends amounting to RMB6,075 and RMB 1,407 to Nanchang Baishu, respectively (see note 16).

(xii)

Mr. Feng, paid awards of RMB 15,000 to the Group’s outstanding teachers to recognize their outstanding performance and contributions during the year ended June 30, 2019. The transaction is accounted for as a deemed contribution from a controlling shareholder.

(c)	Transactions with key management personnel

Remuneration of the directors and key management personnel of the Group for the years ended June 30, 2017, 2018 and 2019 are as follows:

	2017	2018	2019
	RMB	RMB	RMB
Short-term benefits	7,614	8,162	5,713

Total remuneration is included in “employee benefit expenses” (Note 7).

21	Commitments and contingencies

(a)	Capital commitments

Capital commitments, which are primarily related to the campus decoration are as follows:

	2018	2019
	RMB	RMB
Contracted, but not provided for:
Leasehold improvement	14,988	12,525

(b)	Operating lease commitments, which are primarily with related parties, are as follows:

	2018	2019
	RMB	RMB
within one year	33,764	36,376
one year to five years	145,016	155,254
Five years thereafter	497,468	496,794
	676,248	688,424

22	Subsequent events

(a)	Prepayment of rental fees

The Group’s affiliated schools and subsidiaries and Hailiang Investment entered into a series lease supplemental agreements, pursuant to which the Group agreed to prepay rental fees of RMB540,453 for the entire remaining lease period from July 1, 2019 to June 30, 2037. On September 12, 2019, the rental fees of RMB540,453 were fully paid.

(b)

Lawsuit

On May 21, 2019, the Group filed a lawsuit in the People’s Court of Zhuji City of China against Ronghuai Education Group and Zhuji Ronghuai School (collectively, “Ronghuai”), asserting claims of infringement of registered trademarks and unfair competition under the Trademark Law and Anti-Unfair Competition Law of the PRC. The Group alleged in the complaint that Ronghuai manipulated settings of certain popular search engines in China, such as www.360.cn, hao.360.com and www.so.com, which caused confusion for the Group’s potential clients/students. Ronghuai’s alleged misconduct directed these students to Ronghuai’s website instead of the websites when the students searched key terms such as “Hailiang”, “Hailiang education”, “Hailiang senior middle school”, and “Hailiang primary school”. Therefore, the Group claimed damages of RMB 3.0 million against Ronghuai. Based on new evidence the Group collected through discovery, the Group subsequently amended the complaint and increase the amount of damages to RMB 7.5 million.

On July 8, 2019, Ronghuai filed a lawsuit in the People’s Court of Zhuji City of China against Hailiang Group, the Company’s related party, and Hailiang Senior Middle School, one of the Company’s affiliated schools, asserting claims of infringement of registered trademarks and unfair competition under the Trademark Law and Anti-Unfair Competition Law of the PRC. Ronghuai alleged, in a way similar to the Group’s original complaint as described above, that Hailiang Group and Hailiang Senior Middle School employed manipulative measures to direct potential clients/students to the websites instead of theirs and requested monetary damages in the amount of RMB 3.01 million. Based on new evidence Ronghuai claimed to have collected through discovery, Ronghuai later amended their complaint to increase the amount of damages to RMB 7.51 million.

On July 17, 2019, Ronghuai filed a separate lawsuit in the People’s Court of Zhuji City of China against the Company’s seven affiliated entities and three of the Company’s related parties, including Hailiang Group, Hailiang Investment and Zhejiang Hailiang Limited, on the ground of defamation. Ronghuai alleged that the Group’s public announcement regarding the filing of a complaint against Ronghuai contained defamatory remarks against Ronghuai and affected its reputation, and requested monetary damages in the amount of RMB10 million in total.

As the above cases remain in their preliminary stages, after consultation with the Group’s external legal counsel, the Group assessed the probability of the potential liability to be not probable and the amount of loss cannot be reasonably estimated at current stage. As a result, the Group did not record any liabilities pertaining to this.

23	Comparative figures

The Group has initially applied IFRS 15 and IFRS 9 at July 1, 2018. Under the cumulative effect method, comparative information is not restated. Further details of the changes in accounting policies are disclosed in note 3.

24

Immediate and ultimate controlling party

At June 30, 2019, the Directors consider the immediate parent of the Group to be Jet Victory International Limited, which is incorporated in British Virgin Island, and the ultimate controlling party to be Mr. Feng. Neither of the parties produce financial statements available for public use.

25	Parent company financial statement

The following condensed parent company financial information of Hailiang Education Group Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019

(Amounts in thousands)

	2017	2018	2019
	RMB	RMB	RMB
Cost of revenue	—	(2,299)	—

Gross loss	—	(2,299)	—
Administrative expenses	(4,148)	(9,124)	(8,176)

Operating loss	(4,148)	(11,423)	(8,176)

Net finance expenses	(8)	(17)	—

Loss before tax	(4,156)	(11,440)	(8,176)

Loss	(4,156)	(11,440)	(8,176)
Other comprehensive income/(loss)-foreign currency translation differences	2,643	(3,016)	4,086

Total comprehensive loss	(1,513)	(14,456)	(4,090)

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2018 AND 2019

(Amounts in thousands)

	2018 RMB	2019 RMB
Assets
Other receivables due from subsidiaries	20,330	24,994

Non-current assets	20,330	24,994

Other receivables due from related parties	86,997	79,265
Cash	526	390

Current assets	87,523	79,655

Total assets	107,853	104,649

Shareholders’ equity
Share capital	268	268
Share premium	134,583	134,583
Translation reserve	9,110	13,195
Accumulated losses	(37,503)	(45,679)

Total shareholders’ equity	106,458	102,367

Liabilities
Other payables due to third parties	1,393	2,280
Other payables due to related parties	2	2

Current liabilities	1,395	2,282

Total liabilities	1,395	2,282

Total shareholders’ equity and liabilities	107,853	104,649

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019

(Amounts in thousands)

	2017	2018	2019
	RMB	RMB	RMB
Cash flows from operating activities
Loss for the year	(4,156)	(11,440)	(8,176)
Adjustments for:
Change in other payables due to third parties	(1,851)	1,393	887
Change in other payables due to a related party	(651)	1	—
Change in other receivable due from subsidiaries	(347)	(152)	(4,664)
Change in other receivable due from related parties	—	3,623	(201)

Net cash used in operating activities	(7,005)	(6,575)	(12,154)

Cash flows from investing activities
A Loan made to a related party	(98,229)	—	—
Repayment of a loan from a related party	—	—	12,412

Net cash used in investing activities	(98,229)	—	12,412

Cash flows from financing activities
A Loan made from a related party	—	7,609	—

Net cash from financing activities	—	7,609	—

Net foreign exchange loss/(gain)	2,642	(3,016)	(394)
Net decrease in cash	(102,592)	(1,982)	(136)
Cash at the beginning of the year	105,100	2,508	526
Cash at end of the year	2,508	526	390
Non-cash transaction:
Net settlement of a loan made to a related party with a loan borrowed from a related party	—	(7,609)	—

