Form 20-F
period 2020-06-30
Hailiang Education Group Inc.
filed 2020-10-14
CIK 1596964

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

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

Junwei Chen, Chief Executive Officer

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

412,450,256 ordinary shares, par value US$0.0001 per share, as of June 30, 2020.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.          ☐

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“15 Baishu schools” are to 15 managed schools sponsored or operated by “Nanchang Baishu Technology”, in Jiangxi province, namely, (i) Nanchang East Lake Sijihuacheng Kindergarten, (ii) Jiulixianghucheng Kindergarten, (iii) Nanchang Baishu Angel City&Fenghuang Kindergarten, (iv) Nanchang Foreign Language Jiulixianghucheng School, (v) Nanchang Foreign Language Gaoxin School, (vi) Nanchang Maqiu Senior Middle School, (vii) Nanchang Baishu School, (viii) Yichun Baishu Foreign Language School, (ix) Yichun Baishu Foreign Language School Xuefulu Campus, (x) Yichun Baishu Angel City&Bilingual Kindergarten, (xi) Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, (xii) NanChang Baishu Xingfu Shiguang Kindergarten, (xiii) Nanchang Hualian Foreign Language Experimental School, (xiv) Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, and (xv) Jingdezhen Baishu School;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 16 ordinary shares;

•	“affiliated entities” are to 11 companies controlled by Hailiang Management, as of June 30, 2020, including (i) Zhejiang Hailiang Mingxin Education Technology Co., Ltd., (ii) Hangzhou Hailiang Education Management Co., Ltd., (iii)Zhejiang Mingxin International Travel Co., Ltd., (iv) Shaoxing Sihai International Travel Co., Ltd., (v)Hangzhou Mingyou Training School Co., Ltd., (vi) Zhuji Tianma Boya Training Center Co., Ltd., (vii) Jinhua Hailiang Education Technology Co., Ltd., (viii) Zhuji Yuesheng Enterprise Management Consulting Co., Ltd., (ix) Lanzhou Hailiang Education Consulting Co., Ltd., (x) Wuhu Hailiang Education Management Co., Ltd., and (xi) Wenzhou Hailiang Juxian Education Technology Co., Ltd.; and 9 affiliated schools owned and operated by Hailiang Management as of June, 30, 2020, including (i) Hailiang Experimental High School (previously named Zhuji Private High School), (ii) Tianma Experimental School, (iii) Hailiang Primary School, (iv) Hailiang Junior Middle School, (v) Hailiang Senior Middle School, (vi) Hailiang High School of Art (previously named “Hailiang Art Middle School”), (vii) Hailiang Foreign Language School, (viii) Zhuji Hailiang Foreign Language High School Co., Ltd., and (ix) Zhenjiang Jianghe High School of Art Co., Ltd.;

•	“affiliated schools” are to 9 schools that we owned and operated by Hailiang Management as of June 30, 2020, including (i) Hailiang Primary School, (ii) Hailiang Junior Middle School, (iii) Hailiang Senior Middle School, (iv) Hailiang High School of Art, (v) Tianma Experimental School, (vi) Hailiang Experimental High School, (vii) Hailiang Foreign Language School; (viii) Zhuji Hailiang Foreign Language High School Co., Ltd., and (ix) Zhenjiang Jianghe High School of Art Co., Ltd.;

•	“Art Joint Examination” are to art university and college entrance examinations administered in China. Student enrolled in art education program are required to attend both Art Joint Examination and Gaokao;

•	“Beize Group” are to “Zhejiang Beize Group Co., Ltd.” (previously named “Zhejiang Zhongyida Investment Co., Ltd.”) a PRC company controlled by Mr. Feng and is a 0.1% record shareholder of Hailiang Management;

•	“Dual first-class universities” are to the outstanding universities recognized jointly by the Ministry of Education, the Ministry of Finance, and the National Development and Reform Commission. This recognition aims to promote the development of higher education for the establishment of world-class universities and world-class disciplines.

•	“fiscal year” are to the period from July 1 of each calendar year to June 30 of the following calendar year;

•	“Gaokao” are to university entrance examinations administered in China;

•	“Hailiang After-school” are to Zhuji Hailiang After-school Service Co., Ltd., a PRC corporation incorporated on August 2, 2018 as a wholly owned subsidiary of Ningbo Haoliang;

•	“Hailiang Finance” are to Hailiang Group Finance Co., Ltd., a PRC corporation and a related party;

•	“Hailiang Group” are to Hailiang Group Co., Ltd., a PRC corporation and a related party;

•	“Hailiang Management” are to “Hailiang Education Management Group Co., Ltd.”, a PRC corporation and an entity in which we do not hold any equity interests but which we control through various contractual arrangements. Hailiang Management was previously named “Zhejiang Hailiang Education Investment Group Co., Ltd.”;

•	“Hailiang Inc.” are to “Hailiang Education Group Inc.,” our listed entity incorporated in the Cayman Islands;

•	“Hailiang International Studying” are to “Hailiang Education International Studying Service Limited”, Hailiang HK’s wholly owned subsidiary incorporated on September 26, 2018 in Hong Kong;

•	“Hailiang Investment” are to “Hailiang Education Investment Group Co., Ltd.”, a PRC corporation controlled by our ultimate controlling shareholder, Mr. Feng. Hailiang Investment previously was named “Hailiang Education Management Group Co., Ltd.”;

•	“Hailiang Mingxin” are to Zhejiang Hailiang Mingxin Education Technology Co., Ltd., Hailiang Management’s wholly owned subsidiary incorporated on August 9, 2017 as a PRC corporation; “Hailiang Sports” are to “Ningbo Hailiang Sports Development Co., Ltd.”, incorporated on May 18, 2018, as a wholly owned subsidiary of Hailiang Consulting;

•	“HIEG” are to “Hailiang International Education Group Pte. Ltd.”, Hailiang Inc’s wholly owned subsidiary incorporated on April 29,2020 as a Singapore corporation;

•	“Jinhua Education Technology” are to “Jinhua Hailiang Education Technology Co., Ltd.”, Hailiang Management’s wholly owned subsidiary incorporated on May 21, 2020 as a PRC corporation;

•	“Juxian Technology” are to “Wenzhou Hailiang Juxian Education Technology Co., Ltd”, a PRC corporation incorporated on May 18, 2020, which is 51% owned by Hailiang Management;

•	“K-12” are to kindergarten, primary, middle and high schools for the fiscal year ended June 30,2018 and primary, middle and high schools for the fiscal year ended June 30,2019 and 2020;

•	“Lanzhou Hailiang Consulting” are to “Lanzhou Hailiang Education Consulting Co., Ltd.”, Hailiang Management’s wholly owned subsidiary incorporated on August 7, 2019 as a PRC corporation;

•	“managed schools” are to schools we operate by providing education and management services, but do not own or sponsor, as of June 30, 2020, including (i) Nanchang East Lake Sijihuacheng Kindergarten, (ii) Jiulixianghucheng Kindergarten, (iii) Nanchang Baishu Angel City&Fenghuang Kindergarten, (iv) Nanchang Foreign Language Jiulixianghucheng School, (v) Nanchang Foreign Language Gaoxin School, (vi) Nanchang Maqiu Senior Middle School, (vii) Nanchang Baishu School, (viii) Yichun Baishu Foreign Language School, (ix) Yichun Baishu Foreign Language School Xuefulu Campus, (x) Yichun Baishu Angel City&Bilingual Kindergarten, (xi) Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, (xii) NanChang Baishu Xingfu Shiguang Kindergarten, (xiii) Nanchang Hualian Foreign Language Experimental School, (xiv) Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, (xv) Jingdezhen Baishu School, (xvi) Xinchang Nanrui Experimental School, (xvii) Xiantao No.1 Middle School, (xviii) Jinhua Hailiang Foreign Language School, (xix) Feicheng Hailiang Foreign Language School, (xx) Sihong Second Experimental School, (xxi) Xiaoshan District Wenyan Primary School, (xxii) Xiaoshan District Wenyan No. 2 Primary School, (xxiii) Xiaoshan District Wenyan Middle School, (xxiv) Hangzhou Chunhui Primary School, (xxv) Hangzhou Xixing Middle School, (xxvi) Hailiang Kindergarten, (xxvii) Zhuji Hailiang Jinshan Kindergarten, and (xxviii) Tianma Kindergarten.

•	“Mingyou Training School” are to “Hangzhou Mingyou Training School Co., Ltd”, Hailiang Management’s wholly owned subsidiary incorporated on December 9, 2019 as a PRC corporation;

•	“Mr. Feng” are to Mr. Hailiang Feng, our founder and ultimate controlling shareholder. Mr. Feng served as the chairman and chief executive officer of our group, held directorships and management roles in our subsidiaries and affiliated entities until November 2014. Mr. Feng is the founder of Hailiang Group;

•	“Nanchang Baishu Technology” are to Nanchang Baishu Technology Co., Ltd., a PRC corporation;

•	“Ningbo Haoliang” are to Ningbo Haoliang Information Consulting Co., Ltd., a PRC corporation incorporated on June 20, 2017, as a wholly owned subsidiary of Hailiang Consulting;

•	“Ningbo Hailiang” are to Ningbo Hailiang Education Logistics Management Co. Ltd., a PRC corporation incorporated on June 22, 2017 as a wholly owned subsidiary of Hailiang Consulting;

•	“our company,” “we,” “us,” “our” or “our group” are to Hailiang Inc. and, unless the context otherwise requires, all of their subsidiaries and affiliated entities;

•	“our schools” are to both affiliated schools and managed schools that we operated as of June 30, 2020, including (i) Hailiang Primary School, (ii) Hailiang Junior Middle School, (iii) Hailiang Senior Middle School, (iv) Hailiang High School of Art, (v) Tianma Experimental School, (vi) Hailiang Experimental High School, (vii) Hailiang Foreign Language School; (viii) Zhuji Hailiang Foreign Language High School Co., Ltd., (ix) Zhenjiang Jianghe High School of Art Co., Ltd., (x) Nanchang East Lake Sijihuacheng Kindergarten, (xi) Jiulixianghucheng Kindergarten, (xii) Nanchang Baishu Angel City&Fenghuang Kindergarten, (xiii) Nanchang Foreign Language Jiulixianghucheng School, (xiv) Nanchang Foreign Language Gaoxin School, (xv) Nanchang Maqiu Senior Middle School, (xvi) Nanchang Baishu School, (xvii) Yichun Baishu Foreign Language School, (xviii) Yichun Baishu Foreign Language School Xuefulu Campus, (xix) Yichun Baishu Angel City&Bilingual Kindergarten, (xx) Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, (xxi) NanChang Baishu Xingfu Shiguang Kindergarten, (xxii) Nanchang Hualian Foreign Language Experimental School, (xxiii) Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, (xxiv) Jingdezhen Baishu School, (xxv) Xinchang Nanrui Experimental School, (xxvi) Xiantao No.1 Middle School, (xxvii) Jinhua Hailiang Foreign Language School, (xxviii) Feicheng Hailiang Foreign Language School, (xxix) Sihong Second Experimental School, (xxx) Xiaoshan District Wenyan Primary School, (xxxi) Xiaoshan District Wenyan No. 2 Primary School, (xxxii) Xiaoshan District Wenyan Middle School, (xxxiii) Hangzhou Chunhui Primary School, (xxxiv) Hangzhou Xixing Middle School, (xxxv) Hailiang Kindergarten, (xxxvi) Zhuji Hailiang Jinshan Kindergarten, and (xxxvii) Tianma Kindergarten;

•	“PHIC company” are to “Pate's - Hailiang International College Company Limited”, a PRC corporation and Hailiang International Studying’s wholly owned subsidiary incorporated on October 9, 2018 in United Kingdom;

•	“PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“school year” are usually to the period from September 1 of each calendar year to June 30 of the following calendar year; the 2019/2020 school year was extended to July 2020 since the spring semester was delayed due to the outbreak of COVID-19;

•	“Shanghai Yunhan” are to “Shanghai Yunhan Education Technology Co., Ltd.” incorporated on September 8, 2020, as a wholly owned subsidiary of Hailiang Management;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“Student attendances” are to the cumulative total number of courses and/or services enrolled in and paid for by our students during a certain period, including multiple courses and/or services enrolled in and paid for by the same student;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“Wuhu Management” are to “Wuhu Hailiang Education Management Co., Ltd.”, a PRC corporation and Hailiang Management’s wholly owned subsidiary incorporated on January 21, 2020 as a PRC corporation;

•	“Xiantao Logistics” are to “Xiantao Hailiang Education Logistics Management Co., Ltd”, a PRC corporation incorporated on July 23, 2020, which is 90% owned by Ningbo Hailiang;

•	“Zhejiang Mingxin International Travel” are to “Zhejiang Mingxin International Travel Co., Ltd.”, a PRC corporation incorporated on August 2, 2018, as a wholly owned subsidiary of Hailiang Management;

•	“Zhenjiang Jianghe High School of Art” are to Zhenjiang Jianghe High School of Art Co., Ltd., a PRC corporation acquired on October 31, 2018, which is 51% owned by Hailiang Management;

•	“Zhongkao” are to high school entrance examinations administered in China;

•	“Zhuji Hailiang Foreign Language High” are to “Zhuji Hailiang Foreign Language High School Co., Ltd.”, a PRC corporation incorporated on August 28, 2018, as a wholly owned subsidiary of Hailiang Management;

•	“Zhuji Hailiang Logistics” are to “Zhuji Hailiang Logistics Service Co., Ltd.”, Ningbo Hailiang’s wholly owned subsidiary incorporated on September 26, 2018 as a PRC corporation;

•	“Zhuji Hailiang Supply” are to “Zhuji Hailiang Supply Chain Management Co., Ltd.”, Ningbo Hailiang’s wholly owned subsidiary incorporated on September 26, 2018 as a PRC corporation;

•	“Zhuji Mingyou Training” are to “Zhuji Mingyou Training Center Co., Ltd.”, Hailiang Management’s wholly owned subsidiary incorporated on July 16, 2020 as a PRC corporation;

•	“Zhuji Nianxin Lake Hotel” are to Zhuji Nianxin Lake Hotel Co. Ltd., Hailiang Consulting’s wholly owned subsidiary was incorporated on September 22, 2017 as a PRC corporation;

Names of certain companies provided in this annual report on Form 20-F are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements as of June 30, 2019 and 2020 and each of the three years ended June 30, 2018, 2019 and 2020.

This annual report on Form 20-F contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve bank. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 9, 2020, the noon buying rate was RMB6.6933 to US$1.00.

 Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended June 30, 2018, 2019 and 2020, and the selected consolidated statements of financial position data as of June 30, 2019 and 2020, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of profit or loss and other comprehensive income data for the years ended June 30, 2016 and 2017 and the selected consolidated statements of financial position data as of June 30, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements that are not included in this annual report. The consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board. Historical results are not necessarily indicative of the results for any future periods.

	Years Ended June 30,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	USD
	(In thousands, except per share data)
Selected consolidated statements of profit or loss and other comprehensive income Data:
Revenue	654,060	853,295	1,169,348	1,499,025	1,482,599	209,848
Cost of revenue	(498,944)	(648,482)	(804,674)	(1,026,903)	(983,175)	(139,159)
Gross profit	155,116	204,813	364,674	472,122	499,424	70,689
Other income, net	1,756	6,325	3,689	25,100	72,776	10,301
Selling expenses	(16,753)	(21,902)	(24,539)	(25,003)	(26,899)	(3,807)
Administrative expenses	(36,153)	(28,385)	(63,374)	(72,661)	(77,536)	(10,975)
Disposal loss of leasehold improvement	(10,286)	—	—	—	—	—
Operating profit	93,680	160,851	280,450	399,558	467,765	66,208
Gain on disposal of affiliated entities	—	—	5,349	—	—	—
Finance income	5,752	6,892	11,391	24,935	25,120	3,556
Finance costs	—	—	—	—	(4,363)	(618)
Profit before tax	99,432	167,743	297,190	424,493	488,522	69,146
Income tax expenses	—	—	(66,288)	(108,713)	(121,924)	(17,257)
Net profit	99,432	167,743	230,902	315,780	366,598	51,889

Net profit/(loss) attributable to non-controlling interests	—	—	8,314	22,359	(4,234)	(599)
Net profit attributable to the Company’s shareholders	99,432	167,743	222,588	293,421	370,832	52,488

Basic and diluted earnings per share	0.24	0.41	0.54	0.71	0.90	0.13
Net profit	99,432	167,743	230,902	315,780	366,598	51,889
Other comprehensive income/(loss), net of nil income tax	8,437	2,202	(2,542)	3,310	2,326	329
Total comprehensive income	107,869	169,945	228,360	319,090	368,924	52,218

Total comprehensive income/(loss) attributable to non-controlling interests	—	—	8,314	22,359	(4,234)	(599)
Total comprehensive income attributable to the Company’s shareholders	107,869	169,945	220,046	296,731	373,158	52,817

	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	USD
Selected consolidated Statements of Financial Position Data:
Cash and cash equivalents	291,011	77,801	812,620	260,684	503,021	71,198
Total assets	1,132,962	1,399,010	1,884,850	2,502,912	2,788,677	394,712
Total equity	921,668	1,101,613	1,334,813	1,689,247	2,035,763	288,144
Current liabilities	211,294	297,397	550,037	806,395	726,399	102,815
Total liabilities	211,294	297,397	550,037	813,665	752,914	106,568

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Relating to Our Business and Industry

We face risks related to health pandemics, natural disasters, or terrorist attacks in China.

COVID-19, a disease caused by a novel and highly contagious form of coronavirus first appeared in China in December 2019, and later classified as a pandemic in March 2020 by the World Health Organization. As of the date of this annual report on Form 20-F, COVID-19 is still spreading in communities in some parts of the world. The pandemic resulted in travel restrictions, massive closure of businesses and schools, and quarantine measures imposed by governments across the world. Because substantially all of our operations are conducted in China and our students had to remain home from February to April 2020, the outbreak of COVID-19 has caused a disruption to our business. In April 2020, we resumed in-person lecturing across our schools. Most of our students, teachers and educational staff, returned to schools after taking nucleic acid tests or respecting mandatory quarantine, with the exception of some of our foreign teachers who were unable to return to China due to international flight restrictions. Although China has temporarily controlled the outbreak, we currently are unable to predict the duration and severity of the COVID-19 outbreak, the responses thereto, and their impact on our business and operations, our results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, and the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented. The COVID-19 outbreak has to some extent, impacted our results of operations and financial conditions and will likely have a continued adverse impact on our results of operations in 2020.

Additionally, our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, and other outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the region in which we operate or those generally affecting China. If any of these occur, our schools and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such event. Our physical facilities may also be affected. In addition, any of these could adversely affect the Chinese economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations.

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

Furthermore, the tuition we charge is subject to a number of other factors beyond our control such as the perception of our brand, the academic success of our students, our ability to hire qualified teachers and economic conditions generally and particularly in Zhuji city and Zhenjiang City, where, as of June 30, 2020, our affiliated schools are located. Any significant deterioration in these factors could have a material adverse effect on our ability to charge tuition at a sufficient level for us to be profitable.

In addition, the tuition we charge for some of our educational programs is subject to regulatory restrictions. See “Item 3 Key Information – D. Risk Factors - The tuition charged by our affiliated schools and student enrollment at these affiliated schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled.”

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

Our teachers are critical to maintaining and improving the quality of our educational programs and services, and to supporting the expansion of our affiliated school network and educational programs and services, thus maintaining our brand and reputation. We must continue to attract qualified teachers who have a strong command of their subject matters and who meet our qualifications. Currently, there is a well-publicized nationwide shortage of teachers and other educational professionals in the PRC. There is also a limited number of teachers in China with the necessary experience, expertise and qualifications that meet our requirements. We also must provide competitive compensation packages to attract and retain qualified teachers.

Our teacher retention rates as of June 30, 2018, 2019 and 2020 were 91.5%, 93.3% and 88.8%, respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period). In addition, we plan to increase the proportion of students enrolled in our international program and increase course offerings. Doing so will require a greater number of foreign teachers. As the market for qualified foreign teachers is extremely competitive, we cannot guarantee that we can maintain or increase our number of foreign teachers. Shortages of qualified teachers, or significant decreases in the quality of our educational programs and services, whether actual or perceived in one or more of our schools, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. In addition, we may not be able to hire and retain enough qualified teachers to maintain consistent teaching quality in different locations should we establish and/or acquire additional schools as anticipated. Further, any inability to retain teachers may adversely affect our Hailiang brand and significantly increasing teacher salaries may have a material adverse effect on our business, financial condition and results of operations.

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

The regulatory authorities in China, at both the national and local levels, have broad powers to regulate the tuition, accommodation and other fees charged by K-12 schools as well as the student enrollment levels at these schools. As a result, new regulations could adversely impact the tuition we may charge for our school programs and the level of student enrollment at our schools. In particular, the regulatory authorities impose a maximum ceiling on the amount of tuition we can charge. For example, the ceiling on tuition and accommodation expenses we can charge for our basic educational program in the 2019/2020 school year was set out by the Zhuji branch of the Ministry of Education (“MOE”) in August 2019, RMB62,000 per student, RMB66,000 per student and RMB74,000 per student for primary school, middle school and high schools respectively. The international program of our affiliated schools is not currently subject to ceiling limitation on the amount of tuition we can charge as long as the tuitions we charge for our international program are record-filed with local authorities and approved. Pursuant to the registration documents filed with local authorities for the 2019/2020 school year and 2020/2021 school year, we can charge RMB86,000 to RMB200,000 and RMB102,000 to RMB220,000 respectively for our international program. In the 2019/2020 school year, we charged an average tuition per student for the primary school, middle school and high school education under our basic educational program of RMB44,301, RMB45,232 and RMB46,501, and an average tuition per student for international program of RMB92,398. The tuition limitation is reviewed by regulatory authorities on a periodic basis. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education—2016 Private Education Law and The 2004 Implementation Rules for Private Education Laws.” In addition, the Zhejiang provincial government has set a maximum number of high school students we can admit from cities other than Zhuji in Zhejiang province to our basic educational program, after consultation with us. In the 2019/2020 school year, the maximum number of such high school students was set at 620 for Hailiang Experimental High School, 140 for Hailiang Senior Middle School and 220 for Hailiang High School of Art. We generally recruit students at the maximum level set by the government in Zhejiang province and additional students from other provinces. We may not admit more than the number that is approved by the regulatory authority. There is currently no limit as to the number of students we may admit for our international program. In light of the significant increase in tuition and other education-related fees in recent years, regulatory authorities may impose stricter price control on educational charges in the future. As part of their efforts to regulate the private education industry, regulatory authorities may also impose stricter student annual enrollment quotas. If the fees were to decrease or were not allowed to increase in line with increases in our costs, or if student enrollment at our private K-12 schools were otherwise restricted, our business, financial condition and results of operations may be materially and adversely affected.

On January 21, 2020, the Zhejiang Provincial Development and Reform Commission, Zhejiang Provincial Department of Education, Zhejiang Provincial Department of Human Resources and Social Security and Zhejiang Provincial Market Supervision Administration promulgated the Administrative Measures for Private Education Fees and on August 17, 2020, the MOE and other four ministries and commissions promulgated the Opinions on Further Standardization of Education Fee, which further strengthen the regulation of private education fees. If we cannot meet the requirements of these regulations, our operations may be adversely and materially affected. For example, the Opinions on Further Standardization of Education Fee stipulate that private schools must publicize the itemized fees and standards at a prominent location in the school and indicate the itemized fees and standards in the admissions brochure and admission notice. If fees that should be publicized are not publicized, or the content of the publicity is not in compliance with the relevant policies, students are entitled to refuse the payment of the fees. In addition, the Opinions on Further Standardization of Education Fee emphasizes that the service fees must be charged based on voluntary and non-profit principles. If the regulatory authority deems otherwise, our operations may be adversely affected.

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

One of our growth strategies is to continue to maintain and introduce diversified educational programs and services to our students. We may also need, from time to time, to introduce additional educational programs and services and to meet market demand. The future success of our business depends partly on our ability to develop new educational programs and services. The planned timing or introduction of new educational services and programs is subject to risks and uncertainties. Actual timing may differ materially from any originally proposed timeframes. Unexpected operational, technical or other issues could delay or prevent the introduction of one or more of our new educational programs and services. In addition, significant investment of human capital, financial resources and management time and attention may be needed based on a particular feature of our newly introduced educational programs. If we fail to manage the expansion of our portfolio of educational programs efficiently and cost-effectively, our business could be negatively affected. Moreover, we cannot assure you that any of our new programs and services will achieve market acceptance or generate incremental revenue or that our operation of such new programs and services will comply with our business scope or applicable licensing requirements. If our efforts to develop, market and sell our new educational programs and services to the market are not successful, our business, financial position and results of operations could be materially and adversely affected.

We may not be able to continually enhance our educational services and adapt them to rapid pedagogical innovations, evolving test methods and student needs and preferences.

The quality of our educational services and student and parent satisfaction are vital to the success of our business. The educational services market is characterized by rapid pedagogical innovations, evolving teaching methods and student needs and preferences. We must quickly identify areas for changes, improvements and enhancements of our programs and services to adapt to any pedagogical innovation, changes in test methods and curriculum and evolving student needs and preferences.

For example, a significant part of our educational services focuses on middle school and high school education. There are continual changes in the focuses of the subjects and questions tested on standardized tests, such as the Zhongkao and the Gaokao, the two most significant tests for Chinese students. These tests are administered by local government authorities and are critical in determining admission into high school, in the case of the Zhongkao, and college, in the case of the Gaokao. The format of these tests and the manner in which such standardized tests are administered may change from year to year, especially in Zhejiang province, one of the pioneers in educational reform and innovation. In addition, on a national level, some top universities in China, including Tsinghua University and Peking University, have been allowed to recruit a certain percentage of students through independently administered tests and admission procedures in recent years. While college applicants are still required to have a Gaokao score above a certain threshold, the Gaokao scores for these applicants will not be the sole determining factor in the admission process. In 2019, 90 universities and colleges were allowed to recruit students through independently administered tests and admission procedures. In 2020, 36 universities launched the “strengthening basic disciplines program”, which mainly selects students who are interested in serving the country's major strategy and have excellent comprehensive qualities or excel in basic disciplines.

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

We have been engaged to provide various education and management services to our managed schools, and have expanded to provide education and non-education, ancillary educational services to our affiliated schools. But we have limited experience providing education and management services at a mass level. We may devote significant resources to our newer service offerings, but fail to achieve expected results from such newer service offerings. If such newer service offerings are not well accepted, we may not achieve our expected expansion to service offerings. As a result, our overall business and results of operations, including, among other things, the number and student enrollments of our managed schools, may be materially and adversely affected.

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

We plan to selectively acquire schools that are complementary to our core expertise in K-12 education to expand our network coverage and/or businesses expansion. We cannot assure you that we will be able to integrate the acquired businesses with our existing operations, and we may incur significant financial resources to streamline the operation of the acquired businesses under our internal control requirements and divert substantial management attention to the transition of the acquired businesses before achieving full integration.

The main challenges involved in integrating acquired entities include the following:

•	consolidating service and product offerings;

•	retaining qualified education professionals of any acquired entity;

•	consolidating and integrating corporate information technology and general administrative infrastructure;

•	ensuring and demonstrating to our students and their parents that the acquisitions will not result in any adverse changes to our brand name, reputation, service quality or standards;

•	preserving important business relationships of acquired entity; and

•	minimizing the diversion of our management’s attention from ongoing business concerns.

In addition, the businesses and schools we acquire may have operational loss making or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time of our acquisition, which may impact our ability to realize the expected benefits from the acquisition or our financial performance. If we fail to integrate the acquired businesses in a timely manner or at all, we may not be able to achieve the anticipated financial results or synergy from the acquired businesses, which may adversely affect our business growth.

We may not be able to manage our business expansion and strategic acquisitions effectively.

We plan to continue to expand our presence through organic growth and expansion under the asset-light approach and strategic acquisitions. In particular, to support our continued growth and to strengthen our market share in the region in which we currently operate, we need to establish or acquire new schools, and obtain rights to operate new schools. We also need to establish or acquire new schools in other regions to expand geographically. Expansion has resulted, and will continue to result, in substantial demands on our management and on our operational, technological and other resources. We intend to expand our asset-light approach, where we operate and manage K-12 schools pursuant to consulting and management agreements, or act as these schools’ sponsor without acquiring ownership of land and facilities in such schools. However, such expansion is also associated with substantial risks and uncertainties, including our ability to generate sufficient revenue to offset the costs and expenses of operating and managing the schools, including the possibility of failure to achieve the intended revenue and other benefits expected from the asset-light model, our business partners’ capability of procuring lands and constructing facilities as expected for us to establish additional schools under the asset-light approach, and the diversion of resources and management attention from our existing businesses.

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

We have entered into cooperative relationships with various overseas schools and institutions to provide educational resources for our international program. We derive direct benefits from these relationships such as the ability to offer more diverse programs and classes, the ability to charge a premium for the programs we teach with other education service providers and the progress of establishing additional schools cooperated with international educational service providers. We also derive indirect benefits from these relationships such as enhancement of our Hailiang brand and reputation, and exposure to overseas educational methods and experiences.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, primarily due to seasonal changes in service days and student enrollments. We recognize revenue from the delivery of curriculum education services over the service period based on the estimated progress of courses delivery, and recognize revenue from accommodations and transportation services over time evenly over the period with service provided. However, our costs and expenses vary significantly and do not necessarily correspond with our revenue recognition. We expect quarterly fluctuations in our revenue and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs.

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

We operate our affiliated schools under an asset-light approach, where we sponsor our affiliated schools without having to own or acquire the land and facilities of such schools. Instead, we enter into campus management agreements or lease agreements with our affiliated schools. We may not be able to renew these agreements at a preferable price or at all at the expiration of a school year or the expiration a lease term, and thus may be forced to relocate the affected operations to a new location, which could result in substantial rent increases and material business interruption. We lease real properties used by our affiliated schools and companies with a total site area of approximately 1.52 million square meters as of the date of this annual report, among which, approximately 1.1 million square meters are rented from Hailiang Investment which is controlled by Mr. Feng, our ultimate controlling shareholder. See “Item 4. Information on the Company—D. Property, Plants and Equipment” for more information.

The terms of our current leases for campuses in Zhuji city, approximately 1.1 million square meters rented from Hailiang Investment are for nineteen years from July 1, 2018. The leases contain priority renewal provisions which provide that we have the right of first refusal to renew each lease upon the expiration of the lease, provided we notify lessor six months in advance. Under the lease agreements, we can terminate the lease at any time without cause, provided we notify the lessor in writing three months in advance. Hailiang Investment may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days or use of the properties for illegal activities. To terminate the leases for other causes, Hailiang Investment would have to give us written notice one year in advance and obtain our consent to such termination. We and Hailiang Investment entered into a series of lease supplemental agreements, pursuant to which, on September 12, 2019, we made lease prepayments of RMB525.0 million (VAT exclusive, approximately US$74.3 million) regarding the school buildings and the related facilities on three campuses in Zhuji, China from Hailiang Investment for the remaining lease period until June 30, 2037. However, there is no assurance that Hailiang Investment will observe its obligations under these lease agreements. As a result, at the end of each year or the term of the lease, we may fail to continue to lease the properties. We may be forced to relocate the affected operations to a new location, which could involve substantial rent increases and material business interruption.

In addition, we cannot assure you that the lessor has duly obtained the title certificates of the properties subject to our leases or otherwise has the right to lease the properties. In particular, Hailiang Investment has failed to provide title certificates to properties associated with Tianma Experimental School and part of Hailiang Education Park that has an aggregate gross site area of approximately 545,000 square meters, representing 35.96% of all of our leased properties as of the date of this annual report. If any of our leases were terminated as a result of challenges by third-parties or governmental authorities, we may be forced to relocate the affected operations and incur significant expenses. We might also be liable or incur costs associated with potential defects in the properties we lease. We may also be required to pay fines or damages as a result of our use of such properties. There is no assurance that we may find suitable replacement sites in a timely manner on terms acceptable to us.

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

We could be held liable for the accidents or injuries or other harm to students or other people at our schools, including those caused by or otherwise arising in connection with our school facilities or employees. We could also face claims alleging that we were negligent, provided inadequate maintenance to our school facilities or supervision to our employees and therefore should be held liable for accidents or injuries suffered by our students or other people at our schools. In addition, if one of our students commits acts of violence, we could face allegations that we failed to provide adequate security or were otherwise responsible for his or her actions. For example, there is a shooting range on the campus of Hailiang Education Park. Although the guns used for practice are air guns and the shooting range is staffed with professional coaches and restricted by tight security, accidents or intentional misuse of these air guns may still occur. Our schools may be perceived to be unsafe, which may discourage prospective students from attending our schools. Although we maintain certain liability insurance, this insurance coverage may not be adequate to fully protect us from these kinds of claims. In addition, we may not be able to obtain liability insurance in the future at reasonable prices or at all. A liability claim against us or any of our employees could adversely affect our reputation and student enrollment and retention. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

There are risks associated with our use of Hailiang Education Park.

On November 18, 2015, we entered into a lease agreement with Hailiang Investment regarding Hailiang Education Park. The term of the lease is twenty years and the rental fee in the first year is RMB20.0 million and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Investment.

In September 2016, Hailiang Investment completed the construction of Hailiang Education Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters. See “Item 4. Information on the Company—B. Business Overview—Hailiang Education Park.”

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

Our affiliated schools and subsidiaries entered into eight Supplemental Agreements with Hailiang Investment respectively regarding Hailiang Education Park, effectively as of July 1, 2019, pursuant to which our eight affiliated schools and subsidiaries prepaid the rental fee for the remaining 18 years within 30 days from the date of those agreements. See “Item 4. Information on the Company—B. Business Overview—Hailiang Education Park.”

There are certain other risks associated with the utilization of the Hailiang Education Park, including:

•	construction quality issues;

•	greater investment may be required to utilize Hailiang Education Park than we currently estimate;

•	any dissatisfaction with Hailiang Education Park on the part of our students, teachers or parents could lead to lower student enrollment or teacher retention in the future;

•	the possibility that if there is no increase in enrollment or tuition, our profitability may be impaired; and

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

We cannot assure you that materials and other educational content used in our schools and programs do not or will not infringe intellectual property rights of third-parties. As of June 30, 2020, and as of the date of this annual report on Form 20-F, except as disclosed in “Item 4. Information on the Company – B. Business Overview – Legal Proceedings” below, we have not experienced any claims for intellectual property infringement. However, there is no guarantee in the future that third-parties will not claim that we have infringed on their proprietary rights. For example, our educational materials may include test questions that are developed based on actual questions of tests administered by third-parties or regulatory authorities, who may allege that our test questions infringe their copyrights. We may also use educational materials designed in conjunction with our overseas partners and we cannot guarantee that disputes will not arise over the intellectual property rights associated with these materials.

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

As of June 30, 2020, Mr. Feng beneficially owned approximately 87.28% of our total outstanding ordinary shares. As a result, Mr. Feng has significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval. These matters include mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might result in substantial reduction of the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Our founder, Mr. Feng, is also the founder and a major shareholder of Hailiang Group and its subsidiaries, with which we have entered into related party transactions. Mr. Feng may from time to time make strategic decisions that he believes is in the best interests of Hailiang Group as a whole, which may affect us or may not be aligned with the interests of other holders of our ordinary shares and ADSs. We may not be able to resolve any potential conflicts of interest and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

As a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

As of June 30, 2020, Mr. Feng beneficially owned approximately 87.28% of our total outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We deposit a certain amount of cash with a related party and are subject to credit risks of such related party.

As part of our cash management policy, we have historically deposited and expect to continue to deposit a certain amount of cash generated from our private education business with Hailiang Finance, a related party finance company controlled by Hailiang Group, in order to earn interest at market rates with flexible withdrawal terms on our deposits. Since September 2014, Hailiang Group and Mr. Feng have entered into a guarantee agreement with us to irrevocably and jointly guarantee the timely return of our deposits on behalf of the finance company, and the guarantee has been renewed annually. As of June 30, 2020, the balance of cash and term deposits we had with Hailiang Finance amounted to RMB1,405.6 million (approximately US$198.9 million). To control our credit exposure with Hailiang Finance, based upon our current policy effective since September 28, 2020, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2021 to be approximately RMB2.5 billion (approximately US$353.9 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days.

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

Beginning in 2008, there was a significant deterioration and instability in the U.S. and global economies. The recovery from such economic downturn has been negatively affected by various subsequent events, including the European sovereign debt crisis. The growth of the Chinese economy also slowed down significantly in 2009 and may slow down again in the future. Since we derive substantially all of our revenue in China, any prolonged slowdown in the Chinese economy, or downturn affecting the global economy generally, may have a negative impact on our business, financial condition and results of operations. For example, student families may choose schools or programs with lower tuition and other fees, or otherwise decrease or delay their education spending. As a result, we may experience difficulty in recruiting and retaining students, or expanding our student base for our newly established or acquired schools. We may also need to reduce our tuition or other fees as a result of the general lower level of spending by Chinese students, especially those in the region in which we operate. The general economic downturn affecting the Chinese or global economy may also affect the attractiveness of our international program, which typically charges a higher level of fees for services associated with advanced studies in overseas educational institutions. Any such negative development could have a material and adverse effect on our business, financial condition and results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of June 30, 2020. See “Item 15. Controls and Procedures,” for a description of management’s evaluation of our internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, while we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, any failure to maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs.

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

Risks Relating to Our Corporate Structure

Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the contractual arrangements that establish our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

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

Foreign ownership in educational services is subject to significant regulations in China. The PRC government regulates the provision of educational services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Hailiang Consulting, is a foreign owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools with K-12 educational programs. Due to these restrictions, we conduct our private education business in China primarily through contractual arrangements among (i) Hailiang Consulting, our operating subsidiary in China, (ii) our affiliated entities, including Hailiang Management and its subsidiaries, and (iii) the shareholders of Hailiang Management, namely Mr. Feng (our founder and our ultimate controlling shareholder who holds a 99.9% equity interest in Hailiang Management) and Beize Group (which holds a 0.1% equity interest in Hailiang Management and is controlled by Mr. Feng). We hold the required licenses and permits necessary to conduct our private education business in China through the schools controlled and held by Hailiang Management. We have been, and expect to continue to be, dependent on our affiliated entities to operate our private education business. Additionally, with respect to our managed schools, relevant regulations requiring that service and management fees charged to managed schools be negotiated on an arm’s length basis that represents genuine service have not become effective as of June 30, 2020. We believe we are currently in compliance with and expect to be in compliance with the requisite fair value service regulations upon their effectiveness.

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

The Draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas. The Draft Foreign Investment Law would regulate FIEs the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in a “negative list”. The Draft Foreign Investment Law also provides that only FIEs operating in industries on the negative list will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIE’s operating in industries on the negative list may not be able to continue to conduct their operations through contractual arrangements. It also states that entities established in China but controlled by foreign investors will be treated as FIEs, while entities set up outside of China which are controlled by PRC persons or entities, would be treated as domestic projects after completion of market entry procedures.

The MOFCOM, and the National Development and Reform Commission, or NDRC, promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, as amended on March 10, 2015, which came into effect on April 10, 2015, and as further amended on June 28, 2017 and came into effect on July 28, 2017 (the “2017 Catalogue”). On June 28, 2018, the MOFCOM and NDRC promulgated the Special Measures for Foreign Investment Access (2018 version), or the 2018 Negative List, terminating the 2017 Catalogue. On June 30, 2019, the MOFCOM and NDRC promulgated the Special Measures for Foreign Investment Access (2019 version) and on June 23, 2020, the MOFCOM and NDRC promulgated the Special Measures for Foreign Investment Access (2020 version). According to the 2019 version and 2020 version, preschool education, general senior high schools and institutions of higher education can be set up through cooperation only and controlled by the Chinese party (with principals or principal administrators with Chinese nationality, and the council, Chinese members in the board of directors or the joint management committee accounting for not less than one half of the total members). Investment in institutions offering compulsory education and religious educational institutions is prohibited. We conduct our private education business in China primarily through contractual arrangements among our operating subsidiary in China and Hailiang Management and our affiliated schools owned and operated by Hailiang Management and the shareholder of Hailiang Management. We hold the required licenses and permits necessary to conduct our private education business in China through the schools owned and operated by Hailiang Management. As of the date of this annual report, the sponsor of our current 13 affiliated schools is in compliance with the requirements of the above regulations, and we control and operate our affiliated schools through contractual arrangements that do not violate the above regulations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law or the FIL, which took effect on January 1, 2020, and replaced the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulation— Provisions on Foreign Investment.”

However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprises should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

As an offshore holding company of our PRC subsidiaries, we may (i) make loans to our PRC subsidiary and affiliated entities, (ii) make additional capital contributions to our PRC subsidiaries, (iii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	loans by us to our wholly-owned subsidiary in China, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts;

•	loans by us to our affiliated entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts.

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

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the education industry in China, could adversely affect the economy in China or the market for education services, which could harm our business of providing education programs and services. For example, under the Private Education Laws promulgated in 2004 and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, pursuant to the 2016 Private Education Law, sponsors are not permitted to register for-profit schools that provide compulsory education services, which covers grades one to nine which grades account for a significant portion of our for-profit K-12 education business. However, the 2016 Private Education Law does not provide for a definitive time line for existing schools to re-register/change their for-profit or non-profit status. As of the date of this annual report on Form 20-F, we have not received any notice from the regulatory bodies regarding re-registration. The State Council and certain provinces including the Zhejiang province have promulgated supporting regulations of 2016 Private Education Law (in the form of Opinions). Zhejiang province has promulgated implementing opinions that all schools located in Zhejiang province are required to re-register and/or change their for-profit or non-profit statuses before 2022. Except for Zhuji Hailiang Foreign Language High and Zhenjiang Jianghe High School of Art registered as for-profit schools, Lanzhou Hailiang Experimental School, Wuhu Hailiang Experimental School, Hailiang Overseas Chinese School and Jinhua Hailiang Foreign Language School, which we started operating in September 2020 and Jinhua Hailiang Foreign Language School, which we acquired in September 2020, are registered as non-profit schools, and are registered as non-profit schools, we intend to maintain the current statuses of our affiliated schools until we have obtained better clarity on the application of the 2016 Private Education Law.

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

Under the 2016 Private Education Law, which became effective on September 1, 2017, private schools, whether non-profit or for-profit, may enjoy preferential tax treatment. Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High School elected to register their statuses as for-profit. As of the date of this annual report, Lanzhou Hailiang Experimental School, Wuhu Hailiang Experimental School, Hailiang Overseas Chinese School and Jinhua Hailiang Foreign Language School, which are four new affiliated schools that we started operating or acquired in September 2020, elected to register their status as non-profit. Except for the above schools, all other affiliated schools in operation currently have not elected to change or re-register their statuses pending the effectiveness of the implementation rule. The 2016 Private Education Law provides that non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools following the effectiveness of the 2016 Private Education Law are still unclear as more specific provisions are not yet introduced. As private schools requiring reasonable return, seven of our nine affiliated schools in operation by the end of 2020 fiscal year end have enjoyed preferential tax policies for enterprise income tax and value-added tax (“VAT”) since their establishment. Two for-profit schools by the end of 2020 fiscal year end have enjoyed preferential tax policies for VAT as permitted by the Notice of the Ministry of Finance and the State Administration of Taxation on Full Launch of the Pilot Scheme on Levying Value-added Tax in Place of Business Tax. In July 2020, confirmed by the local tax authorities and our PRC counsel, (i) all of our affiliated private schools in operation have enjoyed the preferential tax policies for VAT and (ii) our affiliated private schools in operation other than Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High are exempt from income taxes since their establishment, and all of our affiliated private schools in operation did not violate any tax laws or regulations since their establishment.

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

Under the New EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiary, Hailiang Consulting is wholly-owned by our Hong Kong subsidiary. Hailiang Consulting also wholly owns the remaining of our PRC subsidiaries. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. Furthermore, the State Administration of Taxation promulgated Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties (“Circular 9”) in February 2018, which took into effect on April 1, 2018 and provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements.

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

Based on the recent development of PRC law, there is significant uncertainty relating to the application and interpretation of the 2016 Private Education Law and Implementation Rules of 2016 Private Education Law. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from our affiliated entities and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education on November 7, 2016, which became effective on September 1, 2017. Pursuant to the 2016 Private Education Law, sponsors of private schools may choose to establish schools as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which covers grades one to nine which accounted for a significant portion of our students as well as revenue during the reporting period. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. For further details, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–2016 Private Education Law and The 2004 Implementation Rules for Private Education Laws.”

On August 10, 2018, the Ministry of Justice, or the MOJ, released the Implementation Rules for 2016 Private Education Laws (the MOJ Draft) to seek public comments. As of the date of this annual report, the Implementation Rules for 2016 Private Education Laws has not come into force, and their content and retroactive effect is still uncertain. The MOJ Draft stipulates, among others, (1) that foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) that group-based education organizations shall not control non-profit private schools through mergers and acquisitions, franchise agreements and contractual arrangements, and (3) that related party transactions entered into by private schools shall be open, fair and just and shall not harm national interests, school interests, or student or teacher interests. However, there is uncertainty as to whether the MOJ Draft will be legislated in the same form as published for consultation, how it will be interpreted and implemented, and when and if the MOJ Draft will be legislated at all. In particular, if the Implementation Rules for 2016 Private Education Laws is promulgated and implemented in accordance with the MOJ Draft with retroactive effect, the validity of our contractual arrangements may be challenged and our corporate structure may need to be restructured to comply with the new regulations, which may be time-consuming and expensive and impose additional restrictions on our business expansion. Our schools in China that are involved in related party transactions may also be subject to strict supervision by relevant government authorities, and we may need to establish corresponding information disclosure systems and incur greater compliance costs, and our contractual arrangements, which may be deemed as related-party transactions, may be subject to scrutiny against the stipulated benchmarks by relevant government authorities.

As of the date of this annual report on Form 20-F, the State Council and national ministries and certain provinces including Zhejiang province have promulgated supporting rules for the 2016 Private Education Law (in the form of Opinions). The 2016 Private Education Law does not provide for a definitive time line for existing schools to re-register/change their for-profit or non-profit status. Nevertheless, Zhejiang province has promulgated implementing opinions that all schools located in Zhejiang province are required to re-register and/or change their for-profit or non-profit status before 2022. In addition, local government authorities, in implementing the amended law, may impose additional limits on the tuition and fees our schools charge. Furthermore, as a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the existing and amended law are affected by many factors, including whether our schools are characterized as for-profit or non-profit schools, the profitability of our schools, and our ability to receive dividends and other distributions from our PRC subsidiary, Hailiang Consulting, which in turn depends on the service fees paid to Hailiang Consulting from our affiliated schools and other service and management fees paid to Hailiang Consulting by our other PRC managed schools.

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

On October 17, 2017, the State Administration of Taxation (“SAT”) promulgated the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (“SAT No.37”), which took effect on December 1, 2017. The SAT No.37 shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the New EIT Law. Specifically, the SAT No.37 cancels the requirement for contract filing, but the tax authorities in charge still have the right to require the taxpayer, the withholding agent and other relevant parties who are informed, to provide contract(s) and other relevant materials relating to the tax withholding. In addition, according to the SAT No.37, where the income subject to withholding at source derived by a non-resident enterprise is equity investment income such as dividends, bonuses etc., the date of occurrence of withholding obligation for the relevant tax payable amount shall be the date of actual payment of equity investment income such as dividends, bonuses etc.; where the same asset transfer income subject to withholding at source is derived by a non-resident enterprise by way of instalments, the instalments may first be treated as recovery of costs of previous investments; upon recovery of all costs, the tax amount to be withheld shall then be computed and withheld. If the non-resident enterprise does not declare and pay tax pursuant to the provisions of Article 39 of the New EIT Law, the tax authorities may order the enterprise to make payment within a stipulated period, and the non-resident enterprise shall declare and pay tax within the period determined by the tax authorities; if the non-resident enterprise has declared and paid tax before the tax authorities order it to make payment within a stipulated period, the enterprise shall be deemed to have paid tax on time.

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

Restrictions on currency exchange may limit our ability to receive income and allocate or reinvest effectively.

Most of our income is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use income generated in Renminbi to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

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

Other than the above distributions by and through Hailiang Consulting which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated income generated by our affiliated entities for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated income generated by our affiliated entities not paid to Hailiang Consulting and income generated by Hailiang Consulting not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and allocate or reinvest such income. As a result, our business and financial condition may be adversely affected. In addition, there is no assurance that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiary in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. Hailiang Consulting and its subsidiaries’ income in turn depends on the service fees paid by our affiliated entities and managed schools. Current PRC regulations permit our subsidiary in China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, Hailiang Consulting may distribute dividends only after it has made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, pursuant to The 2004 Implementation Rules for Private Education Laws, each of our schools that is a private school in China requiring reasonable return is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. However, following the effectiveness of the 2016 Private Education Law, which no longer uses the term “reasonable return” and requires a private school to either register as for-profit or non-profit. Pursuant to the 2016 Private Education Law, sponsors are not permitted to establish for-profit schools that provide compulsory education services, which covers grades one to nine which accounted for a significant portion of our students as well as revenue during the reporting period. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. In addition, prior to the specific Implementation Rules of 2016 Private Education Law being promulgated by the State Council and other relevant regulations promulgated by other local and regional governments, all of our affiliated schools that we control, each of which is a private school, are required to allocate not less than 25% of their annual net income to its development fund for the construction or maintenance of the school properties or for the purchase or upgrade of school facilities. We are uncertain how the Implementation Rules of 2016 Private Education Law will be promulgated, and how such rules will impact our operation. For more detailed information, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–2016 Private Education Law and The 2004 Implementation Rules for Private Education Laws.” Furthermore, if our subsidiaries or our affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

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

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles , or SAFE Circular No. 37, effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle”. SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange violation.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

As a company incorporated under the laws of the Cayman Islands, we conduct a majority of our operations in China and a majority of our assets are located in China. In addition, all of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information, documents, and materials needed for regulatory investigations or litigation outside China. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to us.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On May 20, 2020, the U.S. Senate passed an act requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditor for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms. On August 6, 2020, the President’s working group released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the President’s working group recommended enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. If we fail to meet the new listing standards before Janaury 1, 2022 due to factors beyond our control, we could face possible de-listing from Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADRs trading in the United States. On August 10, 2020, the SEC announced that the SEC chairman had directed the SEC staff to prepare proposals in response to the report of the President’s working group, and that the SEC was soliciting public comments and information with respect to the development of these proposals. It remains unclear what further actions, if any, the U.S. executive branch, the SEC, and PCAOB will take to address the problem.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our auditor’s audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, and hence, our auditor is not currently inspected by the PCAOB. However, the recent developments would add uncertainties to our listing on Nasdaq and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

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

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, respectively. China’s overall economy and the average wage in the PRC are expected to continue to grow. Future increases in China’s inflation and material increases in the cost of labor may materially and adversely affect our profitability and results of operations unless we are able pass on these costs to our students by increasing tuition.

Risks Relating to our Ordinary Shares and ADSs

The market price for the ADSs may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NASDAQ Global Market on July 7, 2015, the trading price of our ADSs has ranged from US$7.02 to US$88.92 per ADS, and the last reported trading price on October 13, 2020 was US$57.11 per ADS. The market price of the ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our amended and restated memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose or the instructions fail to specify the manner in which the depositary is to vote, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary, we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares. The effect of this discretionary proxy is that if you do not give voting instructions, you cannot prevent the ordinary shares underlying your ADSs from being voted, except in the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in a right offering we make and may experience dilution in their holdings as a result.

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

Pursuant to the International Tax Cooperation (Economic Substance) Law, 2018 of the Cayman Islands (“Cayman ES Law”) that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the Cayman ES Law.  A “relevant entity” includes an exempted company incorporated in the Cayman Islands (such as the Company); however, it does not include an entity that is tax resident outside the Cayman Islands.  Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, including in the U.S., it is not required to satisfy the economic substance test set out in the ES Law. If we ceased to be a tax resident outside the Cayman Islands, and failed to satisfy the economic substance test set out in the Cayman ES Law, we may initially be subject to penalty in accordance with the Cayman ES Law.

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

Depending on the assets held for the production of passive income, it is possible that, for our 2020 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Hailiang Management and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Hailiang Management and its subsidiaries, and as a result, we are treating Hailiang Management as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, according to Internal Revenue Code Section 1297(c), a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Although we do not technically own any stock in Hailiang Management, because of our control of management decisions of Hailiang Management, our entitlement to economic benefits associated with Hailiang Management, and the inclusion of Hailiang Management as part of the consolidated group, there is a risk that our interest in Hailiang Management might be considered a deemed stock interest. Therefore, the income and assets of Hailiang Management and its subsidiaries should be included in the determination of whether or not we are a PFIC in any taxable year. It is important to emphasize that there is little to no guidance other than the statute itself (Internal Revenue Code Section 1297(c)) and analogous portions of the code, treasury regulations and other accepted authorities and as such it is possible for the IRS to challenge the argument that the look through rule would apply in this case, especially since the statute explicitly says “stock.” Thus, if we are not treated as owning Hailiang Management and its subsidiaries for United States federal income tax purposes, we would likely be treated as a PFIC.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business through our subsidiaries and affiliated entities in China. As of June 30, 2020, we owned and operated nine affiliated schools offering K-12 educational services in Zhuji, Zhejiang province and Zhenjiang, Jiangsu province of China, and managed and operated, but did not own or sponsor, an additional 28 private and public schools that offer K-12 educational services in the Jiangxi, Hubei, Shandong, Jiangsu and Zhejiang provinces of China. In September 2020, we started operating or acquired four additional affiliated schools, namely, Lanzhou Hailiang Experimental School, Wuhu Hailiang Experimental School, Hailiang Overseas Chinese School and Jinhua Hailiang Foreign Language School, which are located in Gansu, Anhui and Zhejiang Provinces of China, increasing our affiliated schools from nine as of June 30, 2020 to 13 as of the date of this annual report. Moreover, there are two additional schools, tentatively named Ninghai Public School and Xianghu Public School which are to be sponsored by us, are under construction. These two schools are located in Zhejiang Province of China, and are expected to start operating in the fall of 2021.

We started our operations in 1995 when Zhuji Hailiang Foreign Language School, our first private school, was founded by Mr. Feng. Our second private school, Hailiang Experimental High School, was founded by Mr. Feng and Mr. Zhanghuan Meng in 2001. At the time Hailiang Experimental High School’s founding, Mr. Feng owned 60% of the equity interest in the school and Mr. Zhanghuan Meng held the remaining equity interest in the school. In November 2011, Mr. Feng purchased the remaining 40% equity interest in Hailiang Experimental High School from Mr. Zhanghuan Meng and became the sole sponsor of Hailiang Experimental High School. Our third private school, Tianma Experimental School, was jointly acquired by Mr. Feng and Mr. Zhanghuan Meng in July 2009. At the time of the acquisition, Mr. Feng and Mr. Zhanghuan Meng beneficially owned 80% and 20% of the equity interest in the school, respectively. In November 2011, Mr. Feng acquired the 20% equity interest in the school from Mr. Zhanghuan Meng and became the sole sponsor of Tianma Experimental School.

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

On December 22, 2017, we filed with the SEC a registration statement on Form F-3 for a shelf registration offering of Ordinary Shares and warrants in the aggregate amount of $100,000,000 (the “Shelf Offering”), which was declared effective on January 5, 2018. As of June 30, 2020, and the date of this annual report on Form 20-F, we have not completed any draw down under the Shelf Offering.

In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Hailiang Experimental High School relocated to Hailiang Education Park. Tianma Experimental School’s and Hailiang Experimental High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2020, our affiliated schools and subsidiaries operating in Hailiang Education Park include Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School, Hailiang Foreign Language School, Zhuji Hailiang Foreign Language High, Hailiang After-school, Zhuji Hailiang Logistics, Hailiang Sports and Zhuji Nianxin Lake Hotel. See “Item 4. Information on the Company—B. Business Overview—Hailiang Education Park.”

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

On February 28, 2018, we sold the sponsorship and 100% equity interest of Hailiang Kindergarten to Hangzhou Hailiang Preschool Education Group Co., Ltd. (“Hailiang Preschool”), a related party ultimately controlled by Mr. Feng, for a consideration of RMB20.0 million pursuant to a purchase agreement. An independent third-party appraisal entity provided an appraisal opinion valuing the Hailiang Kindergarten at RMB20.0 million. The Hailiang Kindergarten was operating at a loss in recent years.

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

On August 28, 2018, Hailiang Management incorporated Zhuji Hailiang Foreign Language High as the first for-profit school of our Group. As of June 30, 2020, 1,467 students are enrolled in Zhuji Hailiang Foreign Language High.

On September 28, 2018, we entered into an Investment Cooperation Agreement to acquire a 51% controlling interest in Zhenjiang Jianghe High School of Art from three founders of the School. The transaction was completed on October 31, 2018. As of June 30, 2020, Zhenjiang Jianghe High School of Art’s student body consists of 439 students. It offers various art education programs including but not limited to painting, music and media, with a variety of specialized modules and seminars.

On July 16, 2019, we signed a cooperation agreement with the People's Government of Chengguan District, Lanzhou City, Gansu Province, pursuant to which, it’s free for us to lease part of the existing land, facilities, equipment and other assets that were previously used by a public school to sponsor a new school, which provides primary and middle school courses of basic education program. This new school has opened in September 2020.

On December 28, 2019, Hailiang Group signed a cooperative school operating agreement with the Wuhu Municipal People's Government of Anhui Province to establish and operate a new affiliated school named Wuhu Hailiang Experimental School, which provides high school programs. The affiliated school has commenced operation in September 2020.

On April 15, 2020, Hailiang management signed a cooperative school operating agreement with Zhejiang Juxian Education Technology Co., Ltd. to establish and operate a new school named Hailiang Overseas Chinese School. Juxian Technology will lease the land, facilities, equipment and other assets for free to sponsor the affiliated school by August 31, 2026. Hailiang Overseas Chinese School provides primary and middle school programs. The school has commenced operation in September 2020. Additionally, the school plans to build a new site in the next few years, which will increase the school’s capacity.

On April 29, 2020, we established a wholly owned subsidiary, Hailiang International Education Group Pte. Ltd. (“HIEG”), our international education headquarter located in Singapore, to promote our K-12 educational services (including education training and online education, study trip, overseas study consulting services), create a cooperative operations system between our domestic and international headquarters, and provide high quality and diversified service offerings to improve the Company's strategic global education portfolio.

On July 15, 2020, we entered into a sponsorship transfer agreement with Hailiang Investment to acquire 100% sponsorship of Jinhua Hailiang Foreign Language School, with a total consideration of RMB34.0 million (approximately US$4.8 million). The school is located in Jinhua City, Zhejiang Province. As of June 30, 2020, the school has an aggregate of 598 enrolled students. On September 16, 2020, we obtained the relevant administrative approval and completed all the required process to obtain the sponsorship of the school. The transaction will be accounted for as a business combination between entities under common control.

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

B. Business Overview

Overview

We are an education and management services provider of primary, middle, and high schools in the PRC, offering K-12 educational service, education and management service, and ancillary education services, such as educational training service, study trip service, overseas consulting service. See “Item 4. Information on the Company—B. Business Overview—Ancillary Education Services.”

K-12 educational service consists of academic programs, after-school enrichment services, accommodations, meals, transportation services and study materials, which are offered through our affiliated schools and wholly owned service companies, such as Zhuji Hailiang Logistics, Hailiang Mingxin and Hailiang After-school. As of June 30, 2020, we operate and manage an aggregate of nine affiliated schools in the PRC that we own or sponsor through our PRC affiliated entities. As of June 30, 2020, an aggregate of 23,716 students were enrolled in our affiliated schools. As of June 30, 2020, we employ an aggregate of 2,153 teachers and educational staff. We are dedicated to hiring teachers and educational staff who hold the required academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance. In September 2020, we started operating four additional affiliated schools across Gansu, Anhui and Zhejiang Provinces of China, namely Lanzhou Hailiang Experimental School, Wuhu Hailiang Experimental School, Hailiang Overseas Chinese School and Jinhua Hailiang Foreign Language School, increasing our affiliated schools from nine as of June 30, 2020 to 13 as of the date of this annual report. Moreover, there are two additional schools, tentatively named Ninghai Public School and Xianghu Public School which are to be sponsored by us, are under construction. These two schools are located in Zhejiang Province of China, and are expected to start operating in the fall of 2021.

Our Cayman Islands holding company does not have any substantive operations other than indirectly controlling Hailiang Management, our affiliated entity, which controls and holds our schools through certain contractual arrangements.

We offer our basic educational program and international program at the primary school, middle school and high school levels, which covers grades one to nine, the compulsory education, and grades ten to twelve. Our basic educational program offers curricula with courses both mandated by the PRC regulatory authorities and developed through internal research. Our international program offers curricula mandated by the PRC regulatory authorities with a focus on preparing students to study abroad. As most of the students in our international program plan to study abroad after they graduate from our middle school and high school programs, we have designed our international program to specifically address the linguistic and academic needs of these students. In addition, we provide courses designed to help students become eligible to U.S., UK and Australian undergraduate programs, including as A-levels courses for U.K. universities, SAT courses for U.S. universities, or VCE courses for Australian universities. We have steadily developed our international program within our affiliated schools from 3,860 students as of June 30, 2018, 4,553 students as of June 30, 2019, to 4,859 students as of June 30, 2020.

With respect to our international program, we have continued to develop new courses with our partners or collaborators to strengthen the competitiveness of the programs offered by our affiliated schools. These programs are intended to provide an efficient international education pathway to students who wish to study abroad for their undergraduate degrees. On February 25, 2017, Hailiang Foreign Language School, Hailiang Education and Thomas Carr College in Australia entered into a collaboration agreement (“TCC Agreement”) to deliver the Victorian Certificate of Education (“VCE”) program, as authorized by the Victorian Curriculum and Assessment Authority (“VCAA”), in addition to Chinese high school curriculums for students aiming at studying in Australian higher education institutions. On September 8, 2017, Hailiang Foreign Language School and ELS American Education Consulting (Shanghai) Co., Ltd. (“ELS”) entered into a cooperation agreement in order to supplement and incorporate the EAP program (English for Academic Purpose) into Hailiang’s existing curricula. With certificates issued by ELS, students can apply for community colleges and universities that recognize language certificates issued by ELS in the United States without completing IELTS/TOEFL examinations.

On September 23, 2017, we entered into a cooperation agreement, as further supplemented on September 18, 2018, with Pate’s Grammar School, a premier co-ed state schools in the UK, to develop new curriculum based on the same principles of educational philosophy that Pate’s Grammar School and we shared. Accordingly, in September 2018, we commenced a new class in Hailiang Foreign Language School based on Pate’s curriculum to provide our Zhuji students with a full British education. In June 2018, Hailiang Foreign Language School became a candidate school for the International Baccalaureate Primary Years Programme, or IB PYP, an educational program for students aged three to twelve managed by the International Baccalaureate Organization, or IBO, an international educational foundation headquartered in Geneva, Switzerland. Hailiang Foreign Language School is preparing for the IB PYP Consultation Visit, the second phase of authorization, which will be held by the IBO in December 2020. In May 2019, Hailiang Foreign Language School became a candidate school for the International Baccalaureate Diploma Programme, or IB DP, a two-year educational program for students aged between sixteen to nineteen and managed by the IBO. As of June 2020, Hailiang Foreign Language School has completed the IB DP Consultation Visit, the second phase of authorization, held by the IBO. Hailiang Foreign Language School is expected to complete the final phase in 2021. In June 2019, Hailiang Foreign Language School entered into an Education Cooperation Agreement with Canada Kent School located in Ontario, Canada to jointly offer Canadian high school courses. Accordingly, a “2+1” model is applied, in which students will be studying at Hailiang Education campus for 2 years and at Canada Kent School for 1 year, the high school diploma issued by Canada Kent School will also be granted to the students participating in this course. In May 2020, we started enrolling students’ enrollment activities after the cooperation. In June 2019, Hailiang Foreign Language School also entered into an Education Cooperation Agreement with Australia Deakin University to open preparatory programs in our school. In March 2020, Hailiang Foreign Language School was authorized by the American College Board to be an American Advanced Placement Program (“AP”) accredited school (CEEB code 694166), and included in the list of high schools offering AP courses. Hailiang Foreign Language School started to offer AP courses in September 2020.

We provide education and management services to schools that we do not own or sponsor (“managed schools”), including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. We may provide additional services in the future, as needed, to our managed schools. As of June 30, 2020, we provided education and management services to 28 managed schools. For more detailed information on our managed schools, see “Item 4. Information on the Company – B. Business Overview –Services Provided to Our Managed Schools”.

Our total revenue increased by 28.2% to RMB1,499.0 million in the 2019 fiscal year, primarily due to the growth in revenue from K-12 educational services and the expansion of other ancillary services to our students such as educational training and study trips. Our total revenue slightly decreased by 1.1% to RMB1,482.6 million (approximately US$209.8 million) in the 2020 fiscal year. Since early 2020, the global outbreak of COVID-19 has impacted our business. Revenue from study trips decreased due to restrictions on travel domestically and internationally. Revenue from accommodation and transportation services decreased due to the suspension of physical classes from February to April 2020 during a nationwide lockdown in China. Revenue from K-12 educational services for high school level of RMB32.3 million (approximately US$4.6 million) was deferred to the next fiscal year because of the delay of school year end, and revenue from K-12 educational services for middle and primary school were not significantly impacted. Revenue from educational training services decreased due to the liquidation of Haibo Education and the suspension of onsite training courses during the pandemic period.

Our gross profit increased by 29.4% to RMB472.1 million in the 2019 fiscal year, and increased by 5.8% to RMB499.4 million (approximately US$70.7 million) in the 2020 fiscal year.

Our net profit attributable to our shareholders increased by 31.8% to RMB293.4 million in the 2019 fiscal year, and increased by 26.4% to RMB370.8 million (approximately US$52.5 million) in the 2020 fiscal year.

Asset-Light Model

Prior to fiscal year ended June 30, 2018, we have provided educational services in the PRC through the traditional model of owning and having legal sponsorship in each of the schools we launched or acquired. Beginning in 2017 and predominantly in the fiscal year ended June 30, 2018, we made a strategic shift to develop our asset-light expansion strategy, where we operate and manage K-12 schools pursuant to consulting and management agreements, or act as these schools’ sponsor without acquiring ownership of land and facilities in such schools.

With this asset-light approach, we are able to sponsor additional schools without having to own or acquire the land and facilities of such schools. By leasing land and facilities to sponsor additional schools, we can avoid significant capital expenditure. While considering the adoption of IFRS 16 commencing July 1, 2019, we are required to recognize a right-of-use asset representing the right to use the leased campuses and a lease liability representing the obligation to make lease payments. See “Item 4. Information on the Company—D. Property, Plants and Equipment” for more information.

By entering into consulting and management agreements with affiliated schools, we provide education and management services to these schools in exchange for services fees. Services we provide include, but are not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. To expedite the asset-light model, we entered into a cooperation agreement, the 2017 Group Strategic Cooperation Agreement, with our related parties, Hailiang Group and Hailiang Investment. Both Hailiang Group and Hailiang Investment plan to establish additional schools through construction, merger and acquisition, and cooperation with third-parties. Pursuant to the 2017 Group Strategic Cooperation Agreement, all of these schools are expected to be operated through entrusted management and we have a priority right to operate and manage such schools. In addition, we also cooperate with governments and third parties to provide education and management services to both public and private schools. As of June 30, 2020, we operated and managed 28 schools located in the Jiangxi, Hubei, Shandong, Jiangsu and Zhejiang provinces, with a total of 42,628 enrolled students. We may provide additional services in the future, as needed, to our managed schools.

We have established several subsidiaries in the PRC to facilitate our strategic asset-light approach in acquiring rights to operate and manage new schools, and providing education and management services. On June 20, 2017, Ningbo Haoliang was incorporated as Hailiang Consulting’s wholly-owned subsidiary to provide consulting and management services. On September 26, 2018, Zhuji Hailiang Logistics and Zhuji Hailiang Supply were incorporated as Ningbo Hailiang’s wholly-owned subsidiaries to provide logistic services and procurement services respectively.

Our Schools and Programs

We have experienced significant growth since 1995. Since the commencement of operation of our first Hailiang school in 1995, an aggregate number of more than 40,000 students have graduated from our high school programs offered at our affiliated schools. As of June 30, 2020, we operated and managed nine affiliated schools in the PRC that we own or sponsor through our PRC affiliated entities (the “affiliated schools”). As of September 2020, we have four new affiliated schools started operating, and another two additional schools were in the construction. As of June 30, 2020, across our affiliated schools, we had an aggregate number of 23,716 students, including for our basic educational program, 4,536 students in the primary school program, 6,014 students in the middle school program, 8,307 students in the high school program, and 4,859 students in our international program. Our schools employed an aggregate number of 2,153 teachers and educational staff as of June 30, 2020.

For our affiliated schools, we generally require our students to board at our schools, and substantially all of our students live in our boarding facilities. We provide student dormitory and cafeteria services in our schools. Each student dormitory building houses 144 to 1,440 students. Students who want to commute, rather than board at our schools, are reviewed and admitted on a case-by-case basis. Generally, we only accept non-boarding applications from students that can demonstrate a feasible commuting arrangement that would not affect their ability to attend our school programs in any material way. We charge students basic accommodation fees, and accommodation standard upgrade fees generally range from RMB3,000 to RMB4,000 per school year, for students who wish to upgrade their dormitory accommodation. Cafeterias in our schools offer our student breakfast, lunch and dinner during the time our students are boarding at schools. Apart from cafeteria staff, we also engaged dietitians to guarantee a balanced and nutritious diets to our students. At each of our cafeterias we also adopt rigorous management and quality control beginning from raw materials procurement to dishes cooking and offering. Our boarding facilities provide an attractive option to parents who want their children to experience living outside the home before attending college in China or overseas.

We also aim to provide modern, comprehensive, and immersive learning and teaching facilities. As of June 30, 2020, our affiliated schools in aggregate had over 916 multi-media classrooms, all with Wi-Fi coverage, over 2,347 computers and tablet computers, 11 sports fields and approximately 4,751 student dormitory rooms. On April 9, 2018, both the library and shooting range in Hailiang Education Park opened. The library covers a gross floor area of approximately 2,000 square meters, which can accommodate a total number of approximately 300,000 books. The shooting range covers a gross floor area of approximately 2,256 square meters with 3 stadiums of 10-meter, 25-meter and 50-meter respectively. In November 2018, we opened the fencing hall located in Hailiang Education Park which covers a site area of approximately 1,200 square meters (13,000 square feet) with 9 fencing lines.

The following table sets forth the basic information of our affiliated schools currently in operation as of June 30, 2020:

School	Year Opened/Acquired	Educational Programs	Number of Students	Number of Classes	Number of Teachers and Educational Staff
Hailiang Foreign Language School	1995	Primary School	1,599	76	225
		Middle School	1,484	64	200
		High School	309	16	51
		Sub-total	3,392	156	476

Hailiang Primary School **	2016	Primary School	2,805	84	224
		Sub-total	2,805	84	224

Hailiang Junior Middle School **	2016	Middle School	3,238	69	196
		Sub-total	3,238	69	196

Hailiang Senior Middle School **	2016	High School	2,026	49	193
		Sub-total	2,026	49	193

Hailiang Experimental High School	2001	High School	4,270	91	279
		Sub-total	4,270	91	279

Hailiang High School of Art ***	2017	High School	1,572	37	143
		Sub-total	1,572	37	143

Tianma Experimental School	2009*	Primary School	1,731	48	163
		Middle School	2,776	61	169
		Sub-total	4,507	109	329

Zhuji Hailiang Foreign Language High	2018	High School	1,467	68	232
		Sub-total	1,467	68	232

Zhenjiang Jianghe High School of Art	2018	High School	439	14	57
		Sub-total	439	14	57

		Primary School	—	—	3
Lanzhou Hailiang Experimental School****	2020	Middle School	—	—	11
		Sub-total	—	—	14

		Primary School	—	—	—
Hailiang Overseas Chinese School****	2020	Middle School	—	—	2
		Sub-total	—	—	2

			—	—	—
Wuhu Hailiang Experimental School****	2020	High School	—	—	5
		Sub-total	—	—	5

		Total	23,716	677	2,153

(*)	Tianma Experimental School commenced its operations in 1995, and we acquired Tianma in 2009.

(**)	Hailiang Primary School, Hailiang Junior Middle School and Hailiang Senior Middle School became independent from Zhuji Hailiang Foreign Language School.

(***)	Hailiang High School of Art became independent from Hailiang Experimental High School.

(****)	Lanzhou Hailiang Experimental School, Hailiang Overseas Chinese School and Wuhu Hailiang Experimental School started operating in September 2020, and the students of these three schools were enrolled in September 2020.

The following table sets forth the numbers of students, classes and teachers and educational staff of our affiliated schools as of June 30, 2018, 2019 and 2020.

	Number of Students			Number of Classes			Number of Teachers and Educational Staff
	June 30, 2018	June 30, 2019	June 30, 2020	June 30, 2018	June 30, 2019	June 30, 2020	June 30, 2018	June 30, 2019	June 30, 2020
Primary School	4,285	4,445	4,536	130	131	132	351	375	390
Middle School	5,631	5,708	6,014	118	126	130	336	365	378
High School	8,334	8,113	8,307	186	188	191	644	676	677
International Program	3,860	4,553	4,859	192	221	224	525	646	708
Total	22,110	22,819	23,716	626	666	677	1,856	2,062	2,153

Our affiliated schools are managed by the senior management and principals of each school. They meet on a regular basis to discuss major policy decisions, personnel changes, student recruitment, and operation adjustments; other meetings may be held from time to time to discuss safety, human resource, IT, and student management. We believe effective and timely exchange of knowledge and expertise among them ensures consistent quality in our educational services and efficient management of schools.

Additionally, as of June 30, 2020, we provided education and management services to 28 managed schools in the PRC that we did not own or sponsor the managed schools either directly or through our affiliated entities in the PRC. For more detailed information on our managed schools, see “Item 4. Information on the Company – B. Business Overview –Services Provided to Our Managed Schools.”

Academic Programs

Students enrolled in our affiliated schools can choose between enrolling in our basic educational program and international program. The key differences between our basic educational programs and our international program are as follows:

	Basic educational program	International program

Post-graduation plans	• Higher level education in the PRC	• Higher level education overseas

Coursework	• Government-mandated coursework	• Government-mandated coursework

	• Elective courses developed by our school faculty	• Curricula with a focus on preparing students to study abroad, such as mandatory language courses and subjects addressed in A-levels courses, VCE courses and SAT courses

Student to teacher ratio	• 13 students to 1 teacher (in the 2019/2020 school year)	• 7 students to 1 teacher (in the 2019/2020 school year)

Examinations taken	• Gaokao (China’s standardized college entrance examination)	• In addition to Gaokao which is optional, examinations for purposes of entering into overseas universities and colleges, such as A-levels, VCE and related language tests

Tuition	• RMB45,567 (approximately US$6,450) (for the 2019/2020 school year)	• RMB92,398 (approximately US$13,078) (for the 2019/2020 school year)

The tuition fee depends among a number of factors, including the schools and educational programs that the students are enrolled in, the level of the accommodation chosen by the students, and the students’ grade level.

As for managed schools, since we provide education and management services to these schools, such as educational, managerial, logistics, supporting and operational services, and the academic programs offered at these schools are not part of our products and hence, not ultimately determined by us, we have not included programs offered at our managed schools hereunder.

Basic educational program

The basic educational program offered by our affiliated schools consists of primary school, middle school and high school programs. The curricula are composed of compulsory courses required by the PRC regulatory authorities and a variety of elective courses to develop student interests, strength and comprehensive ability.

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

As of June 30, 2020, our affiliated schools offered approximately 600 courses. These courses include 34 compulsory courses, and a total of 566 elective courses in our affiliated schools. The compulsory courses are guided by detailed and demanding government standards that specify what students should know and be able to do at the end of each school year. As for the course materials for our basic educational program, we primarily use materials designated by the governmental authorities while complementing materials designed by our teachers based on their research and experience. Our elective courses are designed to develop the students' interests, strength and comprehensive ability. Students can choose courses freely, such as career planning, baking, photography. We also offer characterized sports training services, including swimming, NBA Academy, fencing and shooting to enhance students’ physical health, and after-school courses based on our students’ interest and demand, such as workshops for science competitions. Among these elective courses, we have some school-based courses, which are based on the compulsory curriculum, and actively expands the courses that combine Hailiang Education's characteristics, such as the Olympiad Competition courses, inventor courses, Chinese traditional culture courses.

In addition, we offer art educational program under our basic educational education. The curricula for art educational program are composed of compulsory courses required by the PRC regulatory authorities and a variety of art courses. Students enrolled in art educational program generally prepare for and take Gaokao, Art Joint Examination and/or Art school-level examination. Apart from being able to apply for art universities, students in art education program can also apply for a comprehensive university majoring in art.

Our art educational program consists of art, music and media courses, with a variety of featured modules. For instance, art courses consist of sketch, watercolor painting, and other elective courses, such as art appreciation, calligraphy, and sculpture; music courses consist of singing, listening, vocal music, instrumental music, and other elective courses, such as music theory and music appreciation; media courses consist of lines, physique, performance, and other elective courses, such as broadcasting and hosting. In addition, we offer a selection of specialized public courses to the entire student body to fully satisfy the diversified talent development, such as social morality, art literacy, and elegant life courses. The art education program offers students a turnkey development platform in art, music, media, dance, performance, and drama, which integrates art and culture education.

International program

In addition to the basic educational program offered by our affiliated schools, students enrolled in our affiliated schools can also elect to be placed into our international program which is geared towards students who wish to study abroad. PRC students in our international program take courses required by the PRC regulatory authority and earn a PRC school diploma. As most of the students in our international program plan to study abroad after they graduate from our middle school or high school programs, we have designed our international program to specifically address the needs of these students in terms of both language and academics. For instance, in our primary and middle schools, we offer bilingual international, immersive Cambridge English classes, Montessori primary courses, and IB PYP courses. In our high schools, we offer A-level courses, VCE courses, American high school courses, Canadian high school courses, and will be offering AP courses in the 2020/2021 school year. In addition, we became the candidate school for IB DP in 2019. At the same time, we also provide programs that combine basic high school modules and intensive language courses. Students can acquire the PRC graduation certificate after passing a graduation test upon completion of basic modules, and at the same time learn foreign languages to be better prepared for education abroad. For example, we provide IELTS, TOEFL, ELS training courses, and other foreign language courses, including Korean, Japanese, and Spanish. Students who want to study in Japan, Korea, and Spain can take other foreign language tests instead of English in Gaokao and acquire an international certificate.

The number of students enrolled in our affiliated schools’ international program has increased rapidly in the last three school years, from 3,860 as of June 30, 2018, to 4,553 as of June 30, 2019, to 4,859 as of June 30, 2020., including both PRC students and foreign students.

In addition to preparing Chinese students for studying abroad, we also offer the HSK (Hanyu Shuiping Kaoshi) program for our foreign students to learn Chinese at our schools. In 1999, we were authorized by the Zhejiang provincial government to accept foreign students for Chinese language studying. Foreign students may prepare and take the Chinese Proficiency Test administered by the Department of Education of the PRC and the Gaokao for admission to PRC universities. Our HSK program offers a variety of academic and non-academic subjects featuring Chinese culture, such as Chinese History, Chinese Geography, Martial Arts and Chinese Painting and Calligraphy, with varied optional modules including guitar, piano, dance, handwork, ceramics, badminton, football and basketball. In addition, we provide students with activities to practice the Chinese language and short trips each academic year. We have accumulated more than ten years of teaching experience in our HSK program. All of our teachers have acquired the International Chinese Teacher Qualification Certificate issued by Education Commission of the PRC. In November 2019, Zhuji Hailiang Foreign Language High became an HSK test center certified by Hanban (“汉办”) of China, also known as the Office of Chinese Language Council International, originally called the China National Office for Teaching Chinese as a Foreign Language, established in 1987.

In January 2020, Zhuji Hailiang Foreign Language High started operating the International Student College, which was formally established and developed from the original HSK program into a separate college for international students. For international students interested in applying for Chinese domestic universities, the high school program offered at the International Student College offers them an academic track, preparing them for examinations, such as the HSK level test, necessary for applying for China's top universities. For students interested in applying for international universities, the high school program offers IGCSE and A-Level courses designed to increase students' competitiveness in applicant pools and prepare them to enter top universities in the world. As of June 30, 2020, we have 124 foreign students in our affiliated schools, and 56 students were enrolled in our International Student College. These students came from several countries, such as the United Kingdom, South Korea, Germany, Russia, Brazil, the United States, Italy, Spain and the Netherlands. 100% of our HSK graduating students passed HSK Level IV test.

Our Students

Student recruitment and admission

It has been 25 years since our initial school was established. We have confidence in our brand and our ability to attract more students in the future to our affiliated schools. Our target students are from families with medium to high levels of household income as well as students who want to study abroad after graduating from our schools.

Due to the improvement of the academic results of our affiliated schools, our recognized brand and social influence, we no longer send out our recruiters to most regions. Our schools and programs are publicized through social media, teachers and educational staff’s promotion and parents’ recommendations. We encourage our teachers and educational staff to actively participate in the recruitment process and offer incentive-based payments to employees who make a significant contribution to student recruitment.

As of June 30, 2020, we had 12,484 students from Zhejiang province and 11,108 students from other regions in China, including 22 provinces, 4 municipalities, 4 autonomous regions and 2 special administrative regions. We also have 124 foreign students from 23 foreign countries.

We require applicants to our high schools to meet certain minimum scores on the Zhongkao to ensure they have the necessary academic ability to succeed. In addition to academic requirements, the admission and entrance standards of our schools are designed to identify those students who have strong desire to learn, passion for their areas of interest and ability to contribute to a positive classroom dynamic. In addition, we launched a ‘Creative Talent’ project in December 2017 to recruit exceptional middle and high school students in China. In July 2018, we also launched "The Belt and Road International Talents Program" to increase our efforts to recruit outstanding talents from disadvantage communities from countries along the Belt and Road to study in China.

Academic performance

We routinely monitor students’ progress in our affiliated schools according to academic standards. We set our standards and instructional programs based on international, national and local standards published by the regulatory authorities. We believe our students are well prepared for international tests, such as A-level and VCE, and national and provincial tests, such as Gaokao and Zhongkao. We require our teachers to regularly evaluate their students and set specific goals for them. Our students take all standardized tests required by international, provincial and local authorities, and we also administrate/manage our own annual tests calibrated to our academic standards. Our students have achieved outstanding academic performance, as measured by these external assessments. For example, over 98.37% of our students from our affiliated schools in the 2019 graduate classes passed the Joint Graduation Exam, an annual provincial test administered to each graduating class.

For the 2019/2020 Gaokao, 2,743 students from our affiliated schools received admissions into universities and 399 students passed the admission cutoff of “first tier universities”, among which, 51 passed the admission cutoff of “first tier universities” in university entrance examinations for athlete and art students, and 113 students were admitted into dual first-class universities, and one student was admitted by Peking University. For the 2019/2020 Gaokao, three students from our affiliated schools were ranked 2nd, 3th and 4th in Zhuji City, Zhejiang Province.

In the 2020 graduating classes of our international program from our affiliated schools, 434 students applied for overseas universities, among which 325 students have received offers, 37.10% of these students received offers from global top 100 universities, such as Imperial College London and University College London. For Hailiang Foreign Languages School, 87.37% of the graduates received offers from global top 100 universities, 36.84% of these students were admitted to global top 30 universities, and 22.11% were admitted to global top 10 universities. It is worth mentioning that 100% of students in the 2020 graduating class of our A-level courses in Hailiang Foreign Languages School have been admitted to global top 100 universities. These universities include Imperial College London, University College London, Nanyang Technological University, The University of Edinburgh, or The University of Manchester, among others. In addition, students in our HSK program achieved outstanding academic performance. They received admission notices from top domestic universities, such as Peking University, Renmin University of China, Zhejiang University, Nanjing University, Wuhan University, Tongji University. This is the first time our students were admitted to Peking University and Renmin University of China since this program was founded. In addition, three of 15 HSK graduates were admitted to foreign universities, and one student received two offers from the well-known University of Manchester and University of Warwick in the UK.

In the 2019/2020 Zhongkao, all the top 10 students of Zhuji City are students in our affiliated schools, while 19.43% of our students scored above 650 points out of 720 points, which denotes outstanding academic performance. In addition, one of our students received the highest score in the 2019/2020 Zhongkao in Zhuji City with 698 points.

Students from our affiliated schools have also achieved excellent results in various academic competitions at both the national and provincial levels, including competitions in mathematics, physics, chemistry, biology and computer science. In the 2019/2020 school year, one student won the gold medal and two students won the silver medal in the final of the National Mathematical Olympiad, and three students won the first prize in the National Youth Informatics Olympiad. Tsinghua and Peking University, top two universities in China, signed eight students of our Hailiang Senior Middle School with outstanding results in the competitions. We value our students' mental and physical health, demonstrated by multiple physicals activate offered by us and our principle of encouraging students to participate in athletic contests. In the 2019/2020 school year, our students have won first prize in the 14th Asian Shooting Championship, as well as five Gold Medals, five Silver Medals, and five Bronze Medals in the Zhejiang Youth Shooting Championship, respectively. Our students also won the second prize in the 2nd National Youth Games and National 7-man Rugby Championships respectively, and the first prize in the junior high school championship of the Zhejiang Middle School Basketball League.

Student retention

Upon graduating from primary or middle school, students enrolled in our affiliated schools can apply for admission to the next level of educational programs in our school system. With the improving recognition of our educational quality and brand reputation, we selectively admit students from our schools or other schools in consideration of a range of student characteristics. The student characteristics we review include academic performance, background and potential. For our 2020 graduate classes, 79.3% of our primary school graduates were admitted into our middle schools and 76.3% of our middle school graduates were admitted to our high schools.

From time to time, students may experience declining academic performance. Our teachers provide advice and assistance to students on academic and personal matters in order to maintain student retention. Remedial courses are available for students with lower grades, and additional practice materials and sessions are also available for students experiencing academic difficulties. Our average net annual student retention rate for all students, which measures the percentage of students enrolled at the beginning of the year who move on to the next grade level, was approximately 90.0 % for the 2017/2018 school year, 92.1% for the 2018/2019 school year, and 91.7% for the 2019/2020 school year.

Our Teachers

Our affiliated schools seek to hire teachers and educational staff that hold the required academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance. As of June 30, 2020, the number of our teachers and educational staff in our affiliated schools reached 2,153, and approximately 12.3% of our teachers and educational staff hold a master’s degrees or above.

We have built a team of experienced teachers with an average of over five years of educational experience for our affiliated schools. We also require teachers in our affiliated schools to possess the qualifications required by PRC regulatory authorities. As of June 30, 2020, nine of our teachers and educational staff were recognized as “Exceptional Teachers” (特级教师), a national award given by the MOE to teachers who have made significant contributions to their schools and profession. In addition, we have 16 golden Olympiad competition training coaches, and 264 teachers with masters or doctoral degrees. We had 70 full-time foreign teachers, approximately 41.4% of whom hold master’s degrees or above, and they come from 22 countries, contributing to an international environment that inspires our students with multiple cultures. They are staffed interchangeably in respective schools and mainly teach foreign languages including English, Japan, Korean, and French, A-level subjects including music, and art. Depending on the service agreements, we provide teacher recruitment counseling services and/or hire teachers on behalf of our managed schools.

The following table lists information about our teachers and educational staff from our affiliated schools at each school and each educational program as of June 30, 2020.

School	Number of Teachers and Educational Staff	Number of Teachers with “Advanced Teaching Qualifications”	Number with Master’s Degree or Above
Hailiang Foreign Language School	476	6	76
Hailiang Primary School	224	8	3
Hailiang Junior Middle School	196	21	16
Hailiang Senior Middle School	193	44	23
Hailiang Experimental High School	279	24	41
Hailiang High School of Art	143	5	20
Tianma Experiment School	332	20	17
Zhuji Hailiang Foreign Language High	232	8	53
Zhenjiang Jianghe High School of Art	57	1	9
Lanzhou Hailiang Experimental School*	14	—	5
Hailiang Overseas Chinese School*	2	1	—
Wuhu Hailiang Experimental School*	5	1	1
Total	2,153	139	264

(*) Lanzhou Hailiang Experimental School, Hailiang Overseas Chinese School and Wuhu Hailiang Experimental School are started operating in September 2020.

Our schools are staffed with three levels of teachers and educational staff: senior teachers, mid-level teachers and junior teachers. Senior teachers are outstanding teachers chosen by our schools, with the most advanced K-12 teacher’s qualification available in China. Mid-level teachers are teachers with nationally-qualified first degree teaching qualifications. Junior teachers are teachers with nationally-qualified second- and third-degree teaching qualifications. We believe this three-tier seniority system provides an attractive career path and allows new teachers to be mentored by more experienced teachers. As of June 30, 2020, our team of teachers and educational staff in our affiliated schools consists of 139 senior teachers, 396 mid-level teachers and 1,051 junior teachers.

It is crucial for us to maintain a robust group of distinguished teachers and managements for us to improve education quality and expand our scale. We follow a specific process for faculty hiring which we have developed over the years. The recruitment of school principals and managements mainly relies on headhunting, internal resource recommendation and campus recruitment. We will conduct multiple rounds of interviews for candidates through professional interviewers and executives, and focus on investigating whether candidates have a broad international vision, outstanding educational achievements, leadership skills, and management experience. The recruitment of teachers is conducted through professional teacher recruitment websites and campus recruitment. Teachers are assessed through a series of hiring procedures, including, without limitation, written examination, interviews, mock lectures, expertise in their specific subject areas, ability assessment (IBA), and psychological risk evaluation. We expect teachers to have or will develop excellent communication and teaching skills, the ability to mentor other teachers and the ability to develop innovative curriculum. As of June 30, 2020, we had 450 teachers and managements graduated from dual first-class universities, 23 of which were from Tsinghua University and Peking University.

We maintain strategic cooperation with many universities in China, allowing us to invite outstanding university graduates to intern at our schools, and attempt to recruit those who show outstanding performance during the internship. We also have recommendation policy that encourages our educational staff to recommend excellent teachers and offer reward accordingly. During the nationwide lockdown from February to April 2020 pandemic, we promoted digital transformation, adopted scientific and technological means, and launched a “contactless” school recruitment solution through the Internet. Moreover, we have achieved remarkable results in deepening the reward system of internal recommendation for outstanding employees. Our faculty members are encouraged to utilize their own social resources to recommend principals and teachers to us, contributing to the rapid development of Hailiang Education.

We have established a comprehensive training and management system for our staff. For new teachers, we will set training goals and arrange them to undergo a training program consisting of teaching skills and techniques. For our current teachers, we offer continued professional knowledge and skills training designed to improve teaching ability and educational creativity. In the 2019 school year, we established Hailiang Education's professional grade system for teachers to accelerate the growth of young teachers and fully mobilize the enthusiasm of all teachers.

Hailiang Education Cadre Army Academy (“Cadre Army Academy”) was founded in April 2019 to strengthen the training and cultivation of our management team. Our experienced tutors have implemented personalized and targeted trainings, developed tailor-made training projects, and launched activities such as online work report, salons and management research. As of June 30, 2020, 79 employees were promoted, including five principals.

In August 2019, we further established the Hailiang Education Excellent Teacher Development Academy (“Excellent Teacher Development Academy”) to improve our teachers’ teaching and researching capability through initiatives such as mentor-apprentice pairing model and trainees' three-year planning. As of June 30, 2020, Excellent Teacher Development Academy has selected 87 trainees. There have 12 ongoing research topics, 6 completed research topics, and 8 awarded research topics. Over 30 published papers were granted various awards.

We emphasize the professionalism of our teachers, thereby providing them with a wide platform and comfortable living environments. Teachers can be promoted through improvement of management and professional skills. We encourage our newly hired teachers to split their time between work and study, allowing them time for their development. Teachers that have taught in Hailiang for a certain time receive the opportunity to study abroad, work on research materials and enhance their professional skills. We have a competitive compensation package. Our teachers’ salary increased by 7.7% in 2020. In addition, we offer a variety of bonuses, subsidies and welfare to increase our teachers’ enthusiasm and initiative. We conduct monthly evaluations of our teachers’ performance, set workload management systems, clear targets, and form a transparent, well-organized, fair, and just system to ensure the stability of our teaching team. We also pay for health insurance for our teachers, and provide for paid vacation, free accommodation and other benefits. In the 2019 school year, we worked with Ping An Insurance of China to jointly create an "Excellent Teacher Welfare Guarantee Plan" for benchmarking public schools, targeting outstanding teachers and other employees who have made special contributions to the company, so that they can enjoy pensions and medical insurance equal to or better than that of public teachers.

Each year, we have to terminate teachers and educational staff who do not meet our teaching standards. Our teacher retention rates, as of June 30, 2018, 2019 and 2020 were 91.5%, 93.3% and 88.8%, respectively.

Services Provided to Our Managed Schools

In the process of implementing our asset-light strategy, we may provide a wide range of services, as needed, to public and private schools, including but not limited to, educational, managerial, logistics, supporting and operational services. We do not own or sponsor our managed schools; such schools are owned or sponsored by our affiliated entities, Hailiang Group or Hailiang Investment, and local governments. Instead, we provide services to such schools in exchange for a management fee or service fee. As of June 30, 2020, we provided various services to 28 managed schools, with an aggregate of approximately 42,628 students. For the fiscal year ended June 30, 2020, education and management services we provided to our managed schools including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. We may provide additional services in the future, as needed, to our managed schools.

On January 1, 2018, we entered into service agreements with the following schools Jiulixianghucheng Kindergarten, Nanchang Baishu Angel City & Fenghuang Kindergarten, Nanchang Foreign Language Jiulixianghucheng School, Nanchang Foreign Language Gaoxin School, Nanchang Maqiu Senior Middle School, Nanchang Baishu School, Yichun Baishu Foreign Language School, Yichun Baishu Foreign Language School Xuefulu Campus, Yichun Baishu Angel City&Bilingual Kindergarten, Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, Nanchang Baishu Xingfu Shiguang Kindergarten. On May 1, 2018, we entered into service agreements with Nanchang Hualian Foreign Language Experimental School, Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten and Jingdezhen Baishu School. On December 25, 2018, we entered into a service agreement with Nanchang East Lake Sijihuacheng Kindergarten. On September 30, 2019, we entered into a master management service agreement for a term of 5 years with these 15 Baishu Schools, which replaced and terminated the previous agreements we entered with them. Pursuant to the agreement, we receive management fees based upon the provision of services related to education, management and logistics. As of June 30, 2020, 15 Baishu Schools have approximately 22,110 students and 1,459 teachers in total, offering kindergarten, primary, middle and high school programs. In the 2019/2020 Gaokao, among 508 high school graduates from Nanchang Maqiu Senior High school, 13 students passed the first-tier university line. In the 2019/2020 Zhongkao, 594 students achieved the score of 600 or higher.

On April 1, 2018, we entered into a service agreement with Xiantao No.1 Middle School (the “Xiantao School”) in Hubei province, China. Pursuant to such agreement, we receive management fees based upon the provision of education and management services, including, but not limited to services related to human resources, financial management and information technology. This agreement is renewable annually and is currently in effect. Founded in 1958, with an area of about 378,666 square meters, Xiantao School is a private school that provides middle and high school education required by the PRC regulatory authority in Xiantao City, Hubei Province. In the 2019/2020 school year, the total number of students reached 7,560 and the number of teachers was 457. The tuition fee is approximately 13,960 RMB per year. For the 2019/2020 Gaokao, 670 students passed the first-tier university admission score, which accounted for about 44.4% of the total number of high school graduates of Xiantao School. 1,338 students of Xiantao School were admitted into undergraduate programs, which account for 88.7% of its total graduate students. One student from Xiantao School ranked in the top 10 among all the students in the Gaokao of Hubei Province, and received the highest score in liberal arts in Xiantao City, and another student from Xiantao School received the top ten science scores in the Gaokao in Xiantao City. In addition, two students graduated from the high school were directly admitted without examination into the “Innovation Experimental Class” of the Junior Class of the University of Science and Technology of China because of the excellent results in the competition and the Gaokao. In the 2019/2020 Zhongkao, 145 students scored 660 or above, which accounted for approximately 15.2% of the total number of middle school graduates of Xiantao School.

On April 1, 2018, we entered into a service agreement (the “NanRui Agreement”) with Nanrui Experimental School in Xinchang County (the “NanRui School”). This agreement is renewable annually and is currently in effect. Pursuant to the NanRui Agreement, we receive management fees based upon the provision of education and management services, including, but not limited to services related to human resources, financial management and information technology. Founded in 2004, with an area of about 50,000 square meters, Nanrui School is a non-profit private school that provides compulsory education required by the PRC regulatory authority in Xinchang County, Zhejiang Province. In the 2019/2020 school year, the total number of students in such school is approximately 2,819, and the number of teachers is approximately 192. The tuition fee ranges from 18,000 RMB to 32,000 RMB annually. For the 2019/2020 Zhongkao, 371 or 85.3% of NanRui School students passed the admission score into high school. Among all the students who had taken such examination in Xinchang County in 2020, two students from NanRui School ranked top 10.

On August 28, 2018, we entered into a cooperation agreement with the MOE of Binjiang district in Hangzhou for a term of six years. Pursuant to the cooperation agreement, we provide education and management services to two existing public schools, Hangzhou Chunhui Primary School and Hangzhou Xixing Middle School. As of June 30, 2020, these two schools had an aggregate of 882 enrolled students.

On October 10, 2018, we entered into a service agreement with Jinhua Hailiang Foreign Language School in Jinhua City. Pursuant to such agreement, we received management fees based upon the provision of education and management services, including, but not limited to services related to human resources, financial management and information technology. Jinhua Hailiang Foreign Language School is a non-profit private school that provides compulsory education required by the PRC regulatory authority. The campus of Jinhua Hailiang Foreign Language School covers an area of approximately 13 acres. On July 15, 2020, we entered into a sponsorship transfer agreement with Hailiang Investment to acquire 100% sponsorship of Jinhua Hailiang Foreign Language School, terminating the service agreement. On September 16, 2020, we obtained the relevant administrative approval and completed all the required process to obtain the sponsorship of the school.

On October 10, 2018, we entered into a cooperation agreement for a term of ten years with the Education Bureau of Xiaoshan District, City of Hangzhou, National Tourism Resort Management Committee of Xianghu, Zhejiang Province, and Xianghu Travel Holding Company. Pursuant to the partnership program, Hailiang Investment is to be the sponsor and legal operator of one new school located in Xianghu, and we started to provide education and management services at the beginning of 2019 to three existing public schools located in Wenyan District, Hangzhou City, namely the Wenyan Primary School, Wenyan No. 2 Primary School, and Wenyan Middle School. As of June 30, 2020, these three schools had an aggregate of 3,601 enrolled students.

On October 10, 2018, we entered into a service agreement with Feicheng Hailiang Foreign Language School in Feicheng City. Pursuant to such agreement, we receive management fees based upon the provision of education and management services, including, but not limited to services related to human resources, financial management and information technology. This agreement is renewable annually and is currently in effect. Feicheng Hailiang Foreign Language School is a non-profit private school that provides compulsory education required by the PRC regulatory authority. As of June 30, 2020, the school had an aggregate of 412 enrolled students.

On April 28, 2019, we entered into logistics service agreements with Hailiang Kindergarten, Zhuji Hailiang Jinshan Kindergarten and Tianma Kindergarten, respectively. Zhuji Hailiang Preschool Education Investment Co., Ltd., a related party ultimately controlled by Mr. Feng, along with its subsidiaries, are sponsors of these three kindergartens. These agreements are renewable annually and are currently in effect.

On July 9, 2019, we entered into a cooperation agreement for a term of ten years with the Education Bureau of Sihong County of Jiangsu Province to manage and operate Sihong Second Experimental School. Sihong Second Experimental School is a public school and provides a basic education program ranging from primary to middle school classes. As of June 30, 2020, there were 3,985 students enrolled and 236 teachers and educational staff in Sihong Second Experimental School.

On January 12, 2020, we entered into a cooperation agreement for a term of ten years with the Management Committee of Suqian Economic and Technological Development District of Jiangsu Province National Development District, pursuant to which the Company acquired the right to manage and operate two public schools named Xiamen Road School and Fumin Avenue School. These two schools have composed of primary and middle school programs. We started to manage these two schools in July 2020.

For further details of the capacity of these managed schools, please refer to the “Item 4. Information on the Company—C. Organizational Structure.”

Ancillary Education Services

We also provide ancillary education services, including educational training, study trip and overseas study consulting services, with the objective of improving the learning experience and advancing academic outcomes of the students enrolled in both our affiliated and managed schools.

Educational Training Services

We offer students a wide range of educational training products under the “Hailiang Mingyou” brand, which focuses on comprehensive discipline training and quality-oriented education. In the future, we expect Hailiang Mingyou to establish a high-end K-12 educational training brand and to open training centers in other cities, where our schools are already located. We expect to achieve plans through standardization of the teaching products, teaching methods and operation. Hailiang Mingyou currently includes online training and three training centers: Zhuji Chengdong Center, Zhuji Tianma Boya Center and Hangzhou Binjiang Center. For the 2019/2020 school year, Hailiang Mingyou has 31,959 student attendances.

On January 26, 2018, Ningbo Haoliang acquired a 56% equity interest in Jiangxi Haibo Education Management Co., Ltd. (“Haibo Education”). Haibo Education was primarily engaged in providing educational training services, and was liquidated in the 2020 fiscal year.

On August 2, 2018, Zhuji Hailiang After-school Service Co., Ltd. (“Hailiang After-school”) was incorporated as Ningbo Haoliang’s wholly owned subsidiary and is primarily engaged in providing academic tutoring and quality-oriented education.

On July 22, 2019, Tianma Boya Training Center Co., Ltd. (“Tianma Boya”) was acquired by Hailiang Management’s as its wholly owned subsidiary and is primarily engaged in providing educational training services.

Overseas Study Consulting Services

Overseas study consulting services are aimed at helping our students with the preparation, application and continuous success for studying in colleges and universities globally. We provide one-to-one personalized overseas study consulting services, including background evaluation, studying plan customization, professional assessment, background improvement, application and course selection. For the 2019/2020 school year, we provided overseas study consulting services to 1,161 students. In January 2020, we formed a dedicated overseas-studying service team covering Australia, the UK, Canada, Japan, and South Korea. The members of the team have overseas study experience and can provide all-round customized services such as coursework guidance, life assistance, safety, internship and employment guidance and further studies.

Recently, in order to achieve diversified choice for studying abroad, we have started to promote Sino-foreign cooperative education programs of higher education approved by the Ministry of Education, such as Lambton College of Jilin University, and the Spanish “1+3” educational project. The Sino-foreign cooperative education programs of higher education offer students who take the Gaokao with additional options to further their studies, and make it possible for students with lower less satisfactory academic performance to be admitted to better universities. Moreover, it has also become an alternative plan for studying abroad during the COVID-19 outbreak, and this program has received extensive attention and positive responses from both students and parents.

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

Study Trip Services

Through cooperation with other education service providers and through development completed in-house, we offer more than 100 study trip and camp programs to our students, operated domestically and globally for our students to choose from. We operate our study trip programs in more than 30 countries, such as UK, US, Australia, Japan, Korea, New Zealand, Thailand, Singapore, and several provinces in China, offering students the opportunities to visit famous universities and experience local culture. Study trip services are available to the students both enrolled in our affiliated and managed schools. For the 2019/2020 school year, more than 30,000 student attendances have participated in study trips. The operation of study trips was negatively impacted since early 2020, and this was due to restrictions on travel domestically and internationally caused by the global outbreak of COVID-19.

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

On February 20, 2019, Shaoxing Sihai International Travel Co., Ltd. (“Sihai Travel”) was acquired by Hailiang Mingxin as its wholly owned subsidiary and is primarily engaged in providing international and domestic study trip services.

Hailiang Education Park

Hailiang Investment, a company controlled by our ultimate controlling shareholder, Mr. Feng, has completed the construction of the Hailiang Education Park, which has a total site area of approximately 850,000 square meters (9,149,323.85 square feet) and a floor area of approximately 550,000 square meters (5,920,150.73 square feet). Hailiang Education Park commenced operation in September 2015, and over 11,000 students and 900 teachers began classes on the new campus at the start of the school year on September 7, 2015. In September 2015, Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Hailiang Experimental High School relocated to the Hailiang Education Park. Tianma Experimental School’s, and Hailiang Experimental High School’s, remaining programs continue to operate on their existing respective campuses. As of June 30, 2020, our affiliated schools and subsidiaries operating in Hailiang Education Park were (i) Hailiang Primary School, (ii) Hailiang Junior Middle School, (iii) Hailiang Senior Middle School, (iv) Hailiang Foreign Language School, (v) Zhuji Hailiang Foreign Language High, (vi) Hailiang After-School, (vii) Zhuji Hailiang Logistics, (viii) Hailiang Sports, and (ix) Zhuji Nianxin Lake Hotel.

Hailiang Education Park has six educational buildings, one administrative building, six dining halls, six track fields, one landmark tower, one school hospital, 20 student dormitory buildings and 10 dormitory buildings for teachers and staff, all of which have been completed and put into operation as of the date of this annual report on Form 20-F. In addition, there is a multi-function sports center with basketball courts, an indoor swimming pool, a student activity center, and a hotel that not only provides convenience for students and parents, but also operates publicly. Hailiang Education Park is designed to accommodate a maximum of 12,000 students and 2,000 teachers. The school facility contains a number of modern and distinctive buildings such as the main administration and educational building, the landmark tower, and the new kindergarten department building with a distinctive trumpet shell-shaped architectural design. In September 2018, a license plate identification and facial recognition system was installed and activated on the three main gates of Hailiang Education Park in order to improve security. In June 2020, we fully launched the safety management system to trace the results of safety checking and follow-up solutions. In June 2020, the school-bus line system was launched to optimize the shuttle route and upgrade the shuttle mode.

On April 28, 2019, the Company entered into eight new lease agreements with Hailiang Investment regarding Hailiang Education Park, in order to allocate lease fees to the respective schools and subsidiaries according to their used gross floor area. The term of the lease is for nineteen years from July 1, 2018 and the rental fees in the first year was RMB22.3 million and is subject to a 5% annual increase from fiscal year 2020 to 2022. The rental fees commencing from the fiscal year 2023 will be subject to further negotiation between the Company and Hailiang Investment. The leases cover the properties and facilities of Hailiang Education Park with a total combined gross floor area and site area of approximately 489,225 square meters and 833,000 square meters, respectively.

On September 6, 2019, our affiliated schools and subsidiaries entered into eight Supplemental Agreements with Hailiang Investment respectively, effective as of July 1, 2019, regarding Hailiang Education Park, pursuant to which our eight affiliated schools and subsidiaries prepaid the rental fee for the remaining 18 years within 30 days from the date of agreements.

There are certain risks associated with utilization of the Hailiang Education Park. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—There are risks associated with our use of the Hailiang Education Park.”

Innovations and Education Technology

Continuous and high-quality research and development capabilities are the foundations and driving forces for us to provide high-quality educational services. Therefore, we have invested a lot of resources to develop education technology, which is integrated into our campus and classes, to improve education quality and management. We cooperate with Hailiang Education Research Institute, a related party controlled by Mr. Feng, to develop various education technology products and courses to establish the “smart campus” and “smart classroom”.

The idea of establishing the smart campus is to make our schools smarter, safer, and more energy-efficient. We have integrated the smart campus project into energy consumption management, security management, dormitory management, cafeteria management, fee management. For example, we utilize the technology of IOT (“Internet of Things”) to integrate the operating and power consuming status of major energy-consuming equipment into an online control center, such as cooling, heating and lighting equipment, so that logistic managers can easily monitor and control the operating status of these energy-consuming equipment.

Establishing smart classroom will help young teachers quickly improve the quality of teaching and students improve learning efficiency. Smart classroom will enable us to render high-quality educational resources to our students in different regions, and to protect the company's intellectual property. In order to improve the efficiency of selecting test questions and automatically correct answering results, we have developed a cloud databased application of test questions that can help teachers quickly select suitable test questions and distribute them to students. After completing the answers, the students' answers are stored and used for future data analysis to provide a personalized teaching plan for each student. We have also invested a lot of resources in education standardization to support teaching activities. We have cooperated with Hailiang Education Research Institute to develop the “Star Classroom” platform, a proprietary platform owned by us, which can provide our teachers with one-stop lesson preparation and teaching. At the same time, junior teachers can learn best teaching practices from experienced teachers on the platform, and use the courseware developed by experienced teachers in teaching activities to ensure the teaching quality.

We believe that excellent education services are the basis for Hailiang Education to further develop while offering high-quality education services. Therefore, we will continue to invest a substantial amount of resources in educational technology, to improve our educational services through educational technology, and to build on such competitive advantage.

Growth Strategies

Our goal is to strengthen our leadership position in China’s private K-12 educational services market and expand our asset-light approach by providing education and ancillary educational services. We intend to leverage our strong market position and strong brand in pursuing the following strategies:

•	Attract and retain outstanding students, school management, and teachers to deliver quality education and high academic performance, as a result, strengthening our market presence as a leading primary, middle and high school educational service provider in China;

•	Expedite the expansion of our affiliated and managed school network with asset-light model through strategic partnerships with various parties, including but not limited to, Hailiang Group, local governments and third-parties, to establish a virtual platform to fuel our revenue growth;
•	Further explore international expansion strategies, including increasing enrolment of our international program, recruiting international students, and build/invest/acquire private schools in Belt and Road countries and developed countries with strategic synergies;

•	Diversify business model, and increase the proportion of ancillary education services, especially committed to establish Hailiang Mingyou's high-end K-12 educational training brand, and expand through standardized and localized products and teaching methods, as well as strategies for collaborative development with our schools, to realize the expansion of online education’ training users and onsite education training centers, and;

•	Continue to invest in the application and development of education technology to improve our education quality, maximize academic performance, optimize management efficiency, support our school network expansion, and diversify our education service offerings.

Competition

The K-12 educational services market in China is rapidly evolving, highly fragmented and competitive. According to the Ministry of Education of the PRC, the total number of student enrollments of private K-12 education in China has increased steadily, from 37.8 million in 2015 to 46.4 million in 2019. The proportion of students in private K-12 schools against the total number of students in K-12 schools also increased from 16.9% to 19.3% during the same period. However, in 2020, the top five listed K-12 education groups, namely Hailiang Education, Wisdom Education, China Maple Leaf Education, Virscend Education, and Bright Scholar Education in China, only enrolled an aggregate of 0.55% of the total private school students in China, according to the Ministry of Education of the PRC and public data. The top five listed education groups are based in different provinces, recruiting students in different regions, therefore relatively mutually independent in their growth. Based on this low concentration rate and scattered location of the leading private education groups, we believe that private education service providers have a significant growth potential.

Because the market share of private K-12 schools is relatively small, key market players are not only private K-12 schools of the same type in the same region, but also public K-12 schools in areas where we recruit our students. With respect to our basic educational program, currently the key market player in Zhuji is Zhuji High School. We also face competition from Zhuji Ronghuai School, which is the second-largest private school in Zhuji, where eight of our affiliated schools are located. Zhenjiang Jianghe High School of Art is located in Zhenjiang city, Jiangsu province. There are another two private international schools in the city, which are Maple Leaf Education in Zhenjiang New District and Bright Scholar Education in Jurong County. These two schools mainly offer international program; however, our school mainly focuses on art programs. In September 2020, we opened or acquired additional four affiliated schools, namely, Lanzhou Hailiang Experimental School, Hailiang Overseas Chinese School, Wuhu Hailiang Experimental School and Jinhua Hailiang Foreign Language School. The key market players of the cities where these three schools are located include Bright Scholar Education, Maple Leaf Education and local public schools. We believe that we can effectively compete with key market players in the region relying on our brand, education services, and experience. As we continue to grow our business through expansion and acquisitions, we also expect to face competition from K-12 schools, both private and public, located in other geographic regions where we expect to establish or acquire additional K-12 schools.

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

In 2020, we faced the impact of the outbreak of COVID-19 like other market players. Relying on our abundant educational resources, outstanding facility capabilities, and our technology across our affiliated and management schools, we launched “Hailiang VIP Cloud Virtual Classroom” in February 2020. More than 2,000 teachers and nearly 38,000 students participated in the Hailiang VIP Cloud Virtual Classroom. We believe that online education services are not just to be used in times of emergency, and we intend to make it a growing and long-lasting initiative to supplement the way that we deliver quality innovative K-12 educational services. At the same time, Hailiang Education is committed to improving R&D capabilities and talent strength in order to further consolidate Hailiang Education's market competitiveness. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face significant competition and we may fail to compete effectively.”

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

Referrals. Word-of-mouth referrals by former and current students and their families have historically been a significant source of student enrollment. In particular, recommendations made by our middle and high school graduates who have been successful in the Zhongkao or Gaokao or were admitted into overseas educational institutions are particularly persuasive for prospective students. We actively work with our alumni and current students to encourage them to recommend our programs to potential students. We believe that our student enrollment will continue to benefit from referrals from our extensive network of alumni and their families, many of whom have enjoyed pleasant and satisfactory learning experiences and achieved their study goals at our schools.

Promotional events. From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for our prospective students to learn more about our services and programs and meet our teachers and staff. We also organize events specifically for our international program so that prospective students interested in studying abroad can meet with teachers and recruiting personnel from overseas institutions and learn more about our international program. Our promotional events include visits from Kawhi Leonard, NBA player, visit of The Yale Alley Cat, a world-renowned all-men a cappella singing group from Yale University, an environment-protection speech by Nobel Peace Prize winner Mr. Rajendra Shende, a visit and speech by Dr. Robert Easton, Executive Vice Principal of the University of Oxford, a visit and speech by an astronomy professor the University of Oxford, and the host of China National Education Development Summit Forum. In the 2019/2020 school year, we received delegations from the Indonesian Islamic University Student Union and French students visiting our schools, and organized campus experience days and other activities.

Media advertising. We actively promote the Hailiang Education brand through media advertising. We place advertisements in national and global newspapers and television, such as People’s Daily, PR Newswire, XinhuaNet, "Learning Power" learning platform and CCTV Chanel 5. Moreover, we explore marketing via WeChat, television media, print media, and other off-line activities to promote our brand.

Employees

We had 4,129, 4,183 and 4,164 employees as of June 30, 2018, 2019 and 2020, respectively. The majority of our employees is full-time and has signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff for our affiliated schools, we also have employees in marketing, information technology and general administration who provide services to both our affiliated schools and our managed schools. As of June 30, 2020, depending on the service agreements with our managed schools, we also provide teacher recruitment counseling services and/or hire teachers on behalf of our managed schools. The following table sets forth the numbers of our employees, categorized by function as of June 30, 2020.

As of June 30, 2020
Teachers and educational staff	2,153
Cafeteria and dining hall staff	678
Student living staff	520
Security and safety staff	88
Administrative staff	330
Other staff	395
Total	4,164

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

Intellectual Property

To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws. Our schools hold copyrights to various course materials that have been developed internally and provide a basis for improving the quality of our educational services. Generally, we require most of our teachers to devote certain portion of their time into the development of course and teaching materials, essays, education research, and publications. Our strategic plan calls for continued and extensive investment in maintaining and expanding these assets. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our educational services, in particular for our international program which requires foreign-language educational materials.

In addition, we have registered 11 domain names with the China Internet Network Information Center, such as www.hailiangedu.com, or www.hailiangeducation.com. We have registered the Hailiang Education trademark in the PRC.

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

Legal Proceedings

On May 21, 2019, we filed a lawsuit in the People’s Court of Zhuji City of China against Ronghuai Education Group and Zhuji Ronghuai School (collectively, “Ronghuai”), asserting claims of infringement of registered trademarks and unfair competition under the Trademark Law and Anti-Unfair Competition Law of the PRC. This case was transferred to the Intermediate People’s Court of Shaoxing City of China for acceptance. We alleged in our claims that Ronghuai manipulated settings of certain popular search engines in China, such as www.360.cn, hao.360.com and www.so.com, which caused confusion for our potential clients/students. Ronghuai’s alleged misconduct directed these students to Ronghuai’s website instead of our websites when the students searched key terms such as “Hailiang”, “Hailiang education”, “Hailiang senior middle school”, and “Hailiang primary school”. Therefore, we claimed damages of RMB 3.0 million against Ronghuai. Based on new evidence we collected through discovery, we subsequently amended our claims and increased the amount of damages claimed to RMB 7.51 million. On April 8, 2020, the court entered into a judgement of first instance, ordering Ronghuai to immediately stop manipulating settings of certain search engines, and to publish statements on its official platform to eliminate the negative impact of the case within 10 days from the effective date of the judgement and compensate us for economic loss and reasonable expenses amounting to RMB3.0 million (approximately US$0.4 million) within 30 days from the effective date of the judgement. Ronghuai did not agree with the judgement and subsequently appealed to the Higher People’s Court of Zhejiang Province of China. This case is still in the process of second instance as of the date of this annual report.

On July 8, 2019, Ronghuai filed a lawsuit in the People’s Court of Zhuji City of China against Hailiang Group, our related party, and Hailiang Senior Middle School, one of our affiliated schools, asserting claims of infringement of registered trademarks and unfair competition under the Trademark Law and Anti-Unfair Competition Law of the PRC. This case was transferred to the Intermediate People’s Court of Shaoxing City of China for acceptance. Ronghuai alleged, in a way similar to our original claims as described above, that we employed manipulative measures to direct potential clients/students to our websites instead of theirs and requested monetary damages in the amount of RMB 3.01 million. Based on new evidence Ronghuai claimed to have collected through discovery, Ronghuai later amended their claims to increase the amount of damages to RMB 7.51 million. On May 19, 2020, the court rejected the request filed by Ronghuai. Ronghuai did not agree with the judgement and subsequently appealed to the Higher People’s Court of Zhejiang Province of China. This case is still in the process of second instance as of the date of this annual report.

On July 18, 2019, Ronghuai filed a separate lawsuit in the People’s Court of Zhuji City of China against the Company’s seven affiliated entities and three of the Company’s related parties, including Hailiang Group, Hailiang Investment and Zhejiang Hailiang Limited, alleging defamation. Ronghuai alleged that our public announcement regarding our filing of claims against Ronghuai contained defamatory remarks against Ronghuai and affected its reputation, and requested monetary damages in the amount of RMB10 million. This case was transferred to the Intermediate People’s Court of Ningbo City of China for acceptance and is still in the process as of the date of this annual report.

After consultation with our external legal counsel, we assessed the probability of the potential liability to be more than remote but not probable and the amount of loss not being able to be reasonably estimated at this time. As a result, we did not record any liabilities pertaining to the lawsuits filed by Ronghuai.

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

Regulations on Private Education

The principal laws and regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2018) (“2016 Private Education Law”), the Implementation Rules for the Law for Promoting Private Education (2004) (“2004 Implementation Rules for Private Education Laws”), and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of the relevant provisions of these regulations.

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

2016 Private Education Law and the 2004 Implementation Rules for Private Education Laws

The Decision of the Standing Committee of the National People’s Congress on Amending the 2016 Private Education Law, or the Amendment, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and became effective on September 1, 2017. On December 29, 2018, the Decision of the Standing Committee of the National People’s Congress on Amending the Seven Laws of the Labor Law of the People’s Republic of China was promulgated by Order No.24 of the President of the PRC and took into effect on the same date. The Amendment made two minor adjustments to Article 26 and Article 64 of the 2016 Private Education Law. The 2004 Implementation Rules for Private Education Laws became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered as either a private non-enterprise institution with the MCA of the PRC or its local counterparts, or a company with the Administration for Industry & Commerce. Each of our affiliated schools has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the MCA or the Administration for Industry & Commerce. We have been informed by our managed schools that they have obtained necessary school operating permits and have obtained the operating permit from the local bureau of MOE and MCA.

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. However, the operations of a private school are highly regulated under the above regulations. For example, pursuant to the 2016 Private Education Law, sponsors of private schools may choose to establish schools as either non-profit or for-profit schools, but sponsors are not permitted to establish for-profit schools that provide compulsory education services. The types and amounts of fees charged by a non-profit private school shall be decided by the provincial government or its counterpart authorities. Both non-profit and for-profit private schools shall publicly disclose such information.

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

The key features of the differences between sponsorship and equity ownership, following the effectiveness of 2016 Private Education Law, include the following:

•	Right to receive a return on investment. Pursuant to the the 2004 Implementation Rules for Private Education Laws, either sponsors or owners shall have the right to receive a return on investment. However, the portion of after-tax profits that can be distributed by a company to its owner is different from that distributed by a school to its sponsor. Under the PRC Company Law, a company is required to allocate 10% of its after-tax profits to statutory reserve funds, while under the the 2004 Implementation Rules for Private Education Laws, a school that requires reasonable returns is required to allocate no less than 25% of its annual net profit or annual increased net assets to its development fund as well as make allocation for mandatory expenses as required by applicable laws and regulations. The 2016 Private Education Law no longer uses the term “reasonable return” and now requires private schools to register as either for-profit or non-profit schools. However, the Implementation Rules of 2016 Private Education Law have not been enacted, so it remains uncertain, how the Implementation Rules will apply to the right to receive a return on investment for owners, and sponsors of schools that register as non-profit, specifically;

•	Right to the distribution of residual properties upon termination and liquidation. With respect to a school, the 2016 Private Education Law provides that the property of a private school shall be liquidated in the following order: (1) tuition fees and extras and other expenses paid by students that should be returned; (2) wages payable to the teachers and staff members and the social insurance premiums that should be paid; and (3) other debts that should be cleared off. The remaining property of a non-profit private school after the debts mentioned above are settled shall continue to be used for the running of other non-profit schools; the remaining property of a for-profit private school after the debts mentioned above are settled shall be disposed of according to relevant provisions of the PRC Company Law. Under the PRC Company Law, the remainder properties after payment of relevant fees and compensations upon termination and liquidation of a company, shall be distributed to its owners.

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

A duly approved private school will be granted a private school operating permit, and the non-profit private school shall be registered with the MCA or its local bureaus as a private non-enterprise institution, the for-profit private school shall be registered with the Administration for Industry & Commerce. As of the date of this annual report, our 13 affiliated schools have obtained and maintained the private school operating permits.

Besides the 2016 Private Education Law and the above regulations, the following and other specific implementation rules of the 2016 Private Education Law as applied to the operation requirement of non-profit schools and for-profit schools have not yet been introduced:

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

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which requires to facilitate access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provide that each level of the People’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students. Further, the State Council Opinions require each level of the People’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments. In addition, the State Council Opinions require the strengthening of the Chinese Communist Party, or the CCP. Under the Opinions, local governments are required to consider the school CCO organization and the CCP’s leadership as important factors in the annual inspections of private schools.

On August 10, 2018, the Ministry of Justice, or the MOJ, released the Implementation Rules for 2016 Private Education Laws (the MOJ Draft) to seek public comments. As of the date of this annual report, the Implementation Rules for 2016 Private Education Laws has not come into force, and their contents and retroactive effect are still uncertain. The MOJ Draft stipulated, among other provisions, (1) that foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) that group-based education organizations shall not control non-profit private schools through mergers and acquisitions, franchise agreements and contractual arrangements, and (3) that related party transactions entered into by private schools shall be open, fair and just and shall not harm national interests, school interests, or student or teacher interests. However, there is uncertainty as to whether the MOJ Draft will be legislated in the same form as published for consultation and how they will be interpreted and implemented when and if legislated at all.

Supporting regulations of 2016 Private Education Law

On December 30, 2016, the MOE, MCA, SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the 2016 Private Education Law. Generally, if a private school established before promulgation of the 2016 Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. On April 4, 2018, Zhejiang province has promulgated implementing rules on Classification Registration of Existing Private Schools, which took into effect on June 1, 2018. These supporting rules provided the procedure regarding the new registration procedures of the Existing Private Schools. However, more specific provisions regarding the above registrations are yet to be promulgated, such as the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools and so on.

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

As such, starting from September 1, 2017, when the 2016 Private Education Law took effect, compulsory education services from first grade to ninth grade are required to register as non-profit schools, where revenues generated by school operation are required to remain within the school and used for school operation, and cannot be disbursed to the sponsor or owner of the school. Additionally, private schools are required to register as either for-profit or non-profit schools, and the sponsor of a private school should independently register the school as non-profit or for-profit. Under existing regulations, schools providing compulsory education services could not be registered as for-profit schools. The supporting regulations of 2016 Private Education Law (in the form of Opinions) promulgated by the State Council and the provincial governments have not provided details regarding the new registration procedures of schools. In addition, the amendment to the Implementation Rules for 2016 Private Education Law has not been promulgated, and therefore, the specific effects of the rules on our company and operations are uncertain at the date of this annual report. For example, we are uncertain about the tax regulations for for-profit private schools under the 2016 Private Education Law since specific provisions have not been introduced. Additionally, the 2016 Private Education Law does not provide for a definitive timeline for existing schools to re-register/change their for-profit or non-profit status. Moreover, Zhejiang province has promulgated implementing opinions that all schools located in Zhejiang province are required to re-register and/or change their for-profit or non-profit statuses before 2022. As of June 30, 2020, our affiliated schools have not changed their current registration statuses as private schools with reasonable return and we intend to maintain the current statuses until we have obtained better clarity on the application of the 2016 Private Education Law. As of the date of this annual report on Form 20-F, we have not received any notice from the regulatory bodies regarding such re-registration. In addition, as of June 30, 2020, we registered two for-profit schools newly established after the effectiveness of the 2016 Private Education Law, i.e., Zhuji Hailiang Foreign Language High and Zhenjiang Jianghe High School of Art and three non-profit schools, i.e. Lanzhou Hailiang Experimental School, Wuhu Hailiang Experimental School and Hailiang Overseas Chinese School. In the future, we may redefine and evolve our business model in response to the changes in law, which may include, without limitation, an increased emphasis on leveraging our knowledge and expertise in school operations by providing managerial and consulting services to various schools we operate or partner with.

As of the date of this annual report on Form 20-F, none of our managed schools have elected to register as for-profit or non-profit private schools and since we are not sponsoring to any of our managed schools, we do not expect to determine when the registration change or re-registration shall take place.

For a detailed discussion on how the 2016 Private Education Law and the above regulations will affect our schools, see “Risk Factors—Risks Related to Business and Industry—We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations”.

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

On July 8, 2011, the Zhuji Municipal Development and Reform Bureau, the Zhuji Finance Bureau, the Zhuji Education Department and the Zhuji Human Resources and Social Security Bureau jointly promulgated the Notice of Regulating the Fees Management of Private Primary and Secondary Schools (ZFGJ [2011] No. 96), or the Notice. Under the Notice, private primary schools and secondary schools of Zhuji city are approved to charge tuition, accommodation fees and the registration fees from their students. In addition, when setting tuition and accommodation fee standards, schools should properly contemplate reasonable returns for the private schools. The registration fees standard should be in accordance with the principle of “voluntary payment, accurate calculation of expenses, timely settlement and regular disclosure.” Specifically, textbook fees cannot exceed RMB365 for grade 10 and grade 11 and cannot exceed RMB265 for grade 12.

On January 21, 2020, the Zhejiang Provincial Development and Reform Commission, Zhejiang Provincial Department of Education, Zhejiang Provincial Department of Human Resources and Social Security and Zhejiang Provincial Market Supervision Administration promulgated the Administrative Measures for Private Education Fees, which applies to non-profit private schools for academic education in Zhejiang province. The Administrative Measures for Private Education Fees stipulate, among other provisions, that: (1) the fee policy for private primary and secondary schools is determined by governments in accordance with the direction of marketization; (2) for the convenience of students’ study and life and under the precondition of students’ willingness, private schools can provide services and charge service fees, or collect and pay related services fees for the third service provider, who provide services. In addition, the service fee must be charged according to the fact, be settled timely and be published regularly.

On August 17, 2020, the MOE and other four ministries and commissions promulgated the Opinions on Further Standardization of Education Fee, which stipulate, among other provisions, that:

(1) The measures for the collection of fees by non-profit private schools shall be formulated by the people's governments of various provinces, autonomous regions and centrally-administered municipalities; the charging criteria of for-profit private schools are subject to market regulation and shall be determined by the schools themselves. The private schools established before November 7, 2016 which have not complete their registration procedures of their for-profit or non-profit statuses must be managed according to the non-profit private schools’ charging policy;

(2) In addition to completing education and teaching tasks, private schools can provide related convenient services for students, and organize research trips, after-school services, social practice and other activities, but the parts of service fees borne by the students or parents must be charged based on voluntary and non-profit principles. If related services are provided by the third party outside the school, the school may collect and pay related services fees for the third service provider;

(3) Private schools must publicize the charging items and standards in a prominent location in the school and indicate the charging items and standards in the admissions brochure and admission notice. If fees that should be publicized were actually not publicized, or the contents of the publicity are not in compliance with the related policies, students are entitled to refuse the payment of the fees;

(4) Strengthen the audit for non-profit private schools, and strictly prohibit the sponsor of a non-profit private school from gaining proceeds from school running in any way.

Although the State Council and some provincial governments have promulgated some supporting rules of 2016 Private Education Law, the Implementation Rules for 2016 Private Education Law has not been promulgated. So, we are uncertain how these rules and regulations will impact our operation and business model from the perspective of tuition and other education-related fees. For example, the ceiling on tuition and accommodation expenses we can charge for our basic educational program was set out by the Zhuji branch of the MOE in August 2019, which are RMB62,000 per student, RMB66,000 per student and RMB74,000 per student for primary school, middle school and high schools respectively. In the 2019/2020 school year, we charged an average tuition per student for the primary school, middle school and high school education under our basic educational program of RMB44,301, RMB45,232 and RMB46,501. Pursuant to the registration documents filed with local authorities for the 2019/2020 school year and 2020/2021 school year, we are approved to charge RMB86,000 to RMB200,000 and RMB102,000 to RMB220,000 respectively for our international program. For the 2019/2020 school year, we charged an average tuition per student for international program of RMB92,398. See “Item 3. Key Information—D. Risk Factors—The tuition charged by our affiliated schools and student enrollment at these affiliated schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled.”

Regulations on Chinese-foreign cooperation in operating schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated by the State Council in 2003 and amended in 2013 and 2019, and the Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules were issued by the MOE in 2004.

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

Foreign investment in educational service industry

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law or the FIL, which took effect on January 1, 2020, and replaced the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law defines foreign investment as the investment activities conducted by foreign investors directly or indirectly in the PRC and sets forth the situations that should be regarded as foreign investment. Meanwhile, it introduces pre-establishment national treatment with a negative list for foreign investment. Foreign investors shall not invest in any field prohibited by the negative list for foreign investment, while for any field with investment restricted by the negative list, foreign investors shall meet the investment conditions stipulated under the negative list. Any field that does not fall within the negative list shall be administered under the principle of equal treatment to domestic and foreign investment.

However, uncertainties still exist in relation to interpretation and implementation of the FIL, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period (as discussed below). While the FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprises should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

On June 30, 2019, the National Development and Reform Commission and the Ministry of Commerce promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2019 version), which took effect on July 30, 2019, and on June 23, 2020, the National Development and Reform Commission and the Ministry of Commerce promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 version),which took effect on July 23 2020. Under the Negative List, preschool education, general senior high schools and institutions of higher education can be set up through cooperation only and controlled by the Chinese party (with principals or principal administrators having Chinese nationality, and the council, Chinese members in the board of directors or the joint management committee accounting for not less than a half of the total members). Investment in institutions offering compulsory education and religious educational institutions is prohibited.

On June 30, 2019, the National Development and Reform Commission and the Ministry of Commerce promulgated the Catalogue of industries in which foreign investment is encouraged, which took effect on July 30, 2019. Under the Catalogue, foreign investment is encouraged in non-academic vocational training institutions.

We conduct our private education business in China primarily through contractual arrangements among our operating subsidiary in China and Hailiang Management and our affiliated schools owned and operated by Hailiang Management and the shareholder of Hailiang Management. We hold the required licenses and permits necessary to conduct our private education business in China through the schools owned and operated by Hailiang Management. As of the date of this annual report, the sponsor of our current 13 affiliated schools is in compliance with the requirements of the above regulations, and we control and operate our affiliated schools through contractual arrangements that do not violate the above regulations.

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

As of June 30, 2020, we registered 11 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

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

Copyright

The National People’s Congress amended the Copyright Law in 2001 and in 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 29, 2005. These measures became effective on May 30, 2005. In addition, to protect the information network transmission right of copyright holders, performers, producers of audio and video recordings in the internet space, Regulations on Protection of Information Network Transmission Right was promulgated in 2006 and amended in 2013 by State Council.

Trademark

The PRC Trademark Law, adopted in 1982, revised in 2001 and further revised in 2013 and 2019, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We had five registered trademarks in the PRC.

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

Under current PRC regulations, foreign-invested enterprises such as our PRC subsidiary are required to apply to the Banks that meet the requirements of SAFE, for a Foreign Exchange Registration of Foreign-Invested Enterprise. With such Registration, a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

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

As of the date of this annual report on Form 20-F, to the best of our knowledge, our PRC resident shareholder with offshore investments in our Company had registered with SAFE as to his offshore investments in accordance with the predecessor regulation of SAFE Circular No. 37, namely the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Financing and Return Investments Conducted by Domestic Residents via Special Purpose Vehicles (“Circular No. 75”), which was replaced by SAFE Circular No. 37 on July 14, 2014 but still effective when the relevant PRC resident shareholder made his investments. Therefore, as of the date of this annual report on Form 20-F, to the best of our knowledge, our PRC resident shareholder has duly made such applications, filings and amendments as required.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation. Each wholly-owned subsidiary in China must comply with the foregoing regulations.

At the end of each fiscal year, each of our schools is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or for the purchase or upgrade of school facilities. Such fund is also a statutory reserve that cannot be distributed as cash dividends. In particular, as of June 30, 2020, our 9 affiliated schools are required to allocate no less than 25% of their annual net income for such purposes. In addition, pursuant to the 2016 Private Education Law, sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the development of the schools.

As of June 30, 2020, Hailiang Consulting had not paid any dividends to our offshore entities from its accumulated profits. No dividends were declared and paid during the 2018, 2019 and 2020 fiscal years.

M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, SAIC, CSRC and SAFE, jointly adopted the M&A Rules which became effective on September 8, 2006. This M&A Rules purport to require, among other things, offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval was not required in the context of our initial public offering as we are not a special purpose vehicle formed for the purpose of acquiring domestic companies that are controlled by our PRC individual shareholders, as we acquired contractual control rather than equity interests in our domestic affiliated entities. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agency subsequently determines that we needed to obtain the CSRC’s approval for our initial public offering or if CSRC, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

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

According to the FIL and its Implementation Regulations, which took effect on January 1, 2020, Foreign investors shall not invest in any field with investment prohibited by the negative list for foreign investment access. Foreign investors shall meet the investment conditions stipulated under the negative list for any field with investment restricted by the negative list for foreign investment access. For the fields not included in the negative list for foreign investment access, management shall be conducted under the principle of consistency for domestic and foreign investment. Registration of foreign investment enterprises shall be handled pursuant to the law by the market regulatory authority of the State Council or the market regulatory authorities of local People's Governments empowered thereby. When performing their duties pursuant to the law, the relevant administrative authorities shall not process licensing, enterprise registration etc. for proposed investments by foreign investors in the fields set out in the Negative List if the investment does not comply with the provisions of the Negative List; where approval for fixed asset investment projects is involved, the relevant approval shall not be processed.

Our PRC subsidiaries, Hailiang Consulting, Ningbo Hailiang, Zhuji Nianxin Lake Hotel, Hailiang Sports, Ningbo Haoliang, Hangzhou Hailiang International Studying, Hangzhou Hailiang Study Trip, Zhuji Hailiang Logistics, Zhuji Hailiang Supply, Haibo Education, Jiangxi Haibo Logistics Management Co., Ltd. (“Haibo Logistics”) and Hailiang After-school are FIEs subject to the regulations discussed above but are not engaged in any businesses listed in the Negative List.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report on Form 20-F:

Hailiang Education Group Inc.
100%
Hailiang International Education Group Pte. LTD.
100%
Hailiang Education (HK) Limited
100%
Hailiang Education International Studying Service Limited
100%
Pate's - Hailiang International College Company Limited
100%
Off-shore
On-shore
Zhuji Hailiang Logistics Service Co., Ltd.
Zhuji Hailiang Supply Chain Management Co., Ltd.
Xiantao Hailiang Education Logistics Management Co., Ltd
90%
Zhuji Hailiang After-school Service Co., Ltd.
Ningbo Hailiang Education Logistics Management Co., Ltd
Zhuji Nianxin Lake Hotel Co., Ltd
Ningbo Haoliang Information Consulting Co., Ltd
Ningbo Hailiang Sports Development Co., Ltd.
Hangzhou Hailiang International Studying Service Co., Ltd
Hangzhou Hailiang Study Trip Co., Ltd
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
Hailiang Experimental High School
Hailiang High School of Art
Tianma Exprimental School
Zhuji Hailiang Foreign Language High School Co., Ltd.
Zhenjiang Jianghe High School of Art
51%
Shanghai Yunhan Education Technology Co., Ltd.
Wenzhou Hailiang Juxian Education Technology Co., Ltd.
51%
Hailiang Overseas Chinese School
Zhejiang Hailiang Mingxin Education Technology Co., Ltd.
Shaoxing Sihai International Travel Co., Ltd.
Hangzhou Hailiang Education Management Co., Ltd.
Zhejiang Mingxin International Travel Co., Ltd.
Hangzhou Mingyou Training School Co., Ltd.
Zhuji Tianma Boya Training Center Co., Ltd.
Zhuji Mingyou Training Center Co., Ltd.
Zhuji Yuesheng Enterprise Management Consulting Co., Ltd.
Jinhua Hailiang Education Technology Co., Ltd.
Jinhua Hailiang Foreign Language School
Lanzhou Hailiang Education Consulting Co., Ltd.
Lanzhou Hailiang Exprimental School
Wuhu Hailiang Education Management Co., Ltd.
Wuhu Hailiang Exprimental School
Equity interest
Contractual arrangements
Sponsor interest

Note:

(1)	According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect of private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. However, the differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, such as provisions regarding the right to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. Except for Zhuji Hailiang Foreign Language High and Zhenjiang Jianghe High School of Art registered as for-profit schools, Lanzhou Hailiang Experimental School, Wuhu Hailiang Experimental School and Hailiang Overseas Chinese School registered as non-profit schools, the rest of our affiliated schools have been registered as private schools that requires “reasonable returns”. Under the 2004 Implementation Rules for Private Education Laws and other PRC laws and regulations, although private education is mainly treated as a public welfare undertaking, sponsors of schools may choose to require reasonable returns from the annual earnings of the school after deduction of certain costs, expenses, donations, subsidies and required contributions to development funds. As of the date of this annual report, Hailiang Management or its subsidiaries is the sponsor of each of the 13 affiliated schools we currently operate as registered pursuant to applicable PRC laws and regulations. However, following September 1, 2017 when the 2016 Private Education Laws came into effect, and subject to the promulgation of the Implementing Rules of the 2016 Private Education Laws, our affiliated schools will be required to register as private non-profit schools that are permitted to provide compulsory education services, and we will register our affiliated schools accordingly. The State Council and certain provinces including the Zhejiang province have promulgated some supporting regulations of 2016 Private Education Law (in the form of Opinions). Zhejiang province has promulgated implementing opinions that all schools located in Zhejiang province are required to re-register and/or change their for-profit or non-profit statuses before 2022. Except for Zhuji Hailiang Foreign Language High and Zhenjiang Jianghe High School of Art registered as for-profit schools, Lanzhou Hailiang Experimental School, Wuhu Hailiang Experimental School and Hailiang Overseas Chinese School registered as non-profit schools, we intend to maintain the current statuses of our affiliated schools until we have obtained better clarity on the application of the 2016 Private Education Law. For more information regarding the nature of schools requiring reasonable returns under relevant laws and regulations, school sponsorship and difference between sponsorship and ownership under relevant laws and regulations, see “—B. Business Overview—Regulations—Regulations on Private Education—2016 Private Education Law and The 2004 Implementation Rules for Private Education Laws.”

The following table sets out the details of our subsidiaries and affiliated entities that are significant to us:

Subsidiaries	Place of Incorporation	Ownership Interest
Hailiang International Education Group Pte. Ltd.	Singapore	100%
Hailiang Education (HK) Limited	Hong Kong, PRC	100%
Hailiang Education International Studying Service Limited	Hong Kong, PRC	100%
Pate's - Hailiang International College Company Limited	United Kingdom	100%
Zhejiang Hailiang Education Consulting and Services Co., Ltd.	China	100%
Ningbo Hailiang Education Logistics Management Co., Ltd.	China	100%
Ningbo Haoliang Information Consulting Co., Ltd.	China	100%
Zhuji Nianxin Lake Hotel Co., Ltd.	China	100%
Ningbo Hailiang Sports Development Co., Ltd.	China	100%
Hangzhou Hailiang International Studying Service Co., Ltd.	China	100%
Hangzhou Hailiang Study Trip Co., Ltd.	China	100%
*Xiantao Hailiang Education Logistics Management Co., Ltd.	China	90%
Zhuji Hailiang After-school Service Co., Ltd.	China	100%
Zhuji Hailiang Logistics Service Co., Ltd.	China	100%
Zhuji Hailiang Supply Chain Management Co., Ltd.	China	100%

Consolidated Affiliated Entities	Place of Incorporation
Hailiang Education Management Group Co., Ltd.	China
Hailiang Experimental High School	China
Hailiang Foreign Language School	China
Hailiang High School of Art	China
Hailiang Junior Middle School	China
*Hailiang Overseas Chinese School	China
Hailiang Primary School	China
Hailiang Senior Middle School	China
Hangzhou Hailiang Education Management Co., Ltd.	China
Hangzhou Mingyou Training School Co., Ltd.	China
Jinhua Hailiang Education Technology Co., Ltd	China
*Jinhua Hailiang Foreign Language School	China
Lanzhou Hailiang Education Consulting Co., Ltd.	China
*Lanzhou Hailiang Experimental School	China
*Shanghai Yunhan Education Technology Co., Ltd.	China
Shaoxing Sihai International Travel Co., Ltd.	China
Tianma Experimental School	China
Wenzhou Hailiang Juxian Education Technology Co., Ltd	China
Wuhu Hailiang Education Management Co., Ltd	China
*Wuhu Hailiang Experimental School	China
Zhejiang Hailiang Mingxin Education Technology Co., Ltd	China
Zhejiang Mingxin International Travel Co., Ltd.	China
*Zhuji Mingyou Training Center Co., Ltd.	China
Zhenjiang Jianghe High School of Art Co., Ltd.	China
Zhuji Hailiang Foreign Language High School Co., Ltd.	China
Zhuji Tianma Boya Training Center Co., Ltd.	China
Zhuji Yuesheng Enterprise Management Consulting Co., Ltd.	China

* Entities acquired/incorporated or schools started operating/acquired between June 30, 2020 and the date of this annual report.

The following table sets out the details of our affiliated and managed schools as of the date of this annual report on Form 20-F:

Schools	Location	Number of Students As of June 30, 2020	Capacity		Fiscal Year of Commencement of Operating or Managing		Sponsorship
Hailiang Foreign Language School	Zhuji, Zhejiang Province	3,392	3,374	**	1996		Hailiang Inc.
Hailiang Experimental High School	Zhuji, Zhejiang Province	4,270	4,450		2002		Hailiang Inc.
Tianma Experimental School	Zhuji, Zhejiang Province	4,507	4,599		2010		Hailiang Inc.
Hailiang Primary School	Zhuji, Zhejiang Province	2,805	2,856	**	2017		Hailiang Inc.
Hailiang Junior Middle School	Zhuji, Zhejiang Province	3,238	3,350	**	2017		Hailiang Inc.
Hailiang Senior Middle School	Zhuji, Zhejiang Province	2,026	1,642	**	2017		Hailiang Inc.
Hailiang High School of Art	Zhuji, Zhejiang Province	1,572	1,700		2018		Hailiang Inc.
Zhuji Hailiang Foreign Language High	Zhuji, Zhejiang Province	1,467	2,139	**	2019		Hailiang Inc.
Zhenjiang Jianghe High School of Art	Zhenjiang, Jiangsu Province	439	920		2019		Hailiang Inc.
Lanzhou Hailiang Experimental School	Lanzhou, Gansu Province	—	2,200		2021		Hailiang Inc.
Hailiang Overseas Chinese School	Wenzhou, Zhejiang Province	—	1,705		2021		Hailiang Inc.
Wuhu Hailiang Experimental School	Wuhu, Anhui Province	—	1,680		2021		Hailiang Inc.
Jinhua Hailiang Foreign Language School	Jinhua, Zhejiang Province	598	900		2021	***	Hailiang Inc.
Ninghai Public School	Ningbo, Zhejiang Province	—	4,500		2022	*	Hailiang Inc.
Xianghu Public School	Hangzhou, Zhejiang Province	—	1,152		2022	*	Hailiang Inc.
Xiantao No.1 Middle School	Xiantao, Hubei Province	7,560	8,000		2018		Hailiang Investment
Xinchang Nanrui Experimental School	Shaoxing, Zhejiang Province	2,819	2,900		2018		Hailiang Investment
Feicheng Hailiang Foreign Language School	Feicheng, Shandong Province	412	800		2019		Hailiang Investment
15 Baishu Schools	Jiangxi Province	22,110	29,341		2018		Private Company(s) by Third-party(s) in 2020
Hangzhou Chunhui Primary School	Hangzhou, Zhejiang Province	491	1,600		2019		Local Government
Hangzhou Xixing Middle School	Hangzhou, Zhejiang Province	391	960		2019		Local Government
Xiaoshan District Wenyan Primary School	Hangzhou, Zhejiang Province	2,287	3,000		2019		Local Government
Xiaoshan District Wenyan No. 2 Primary School	Hangzhou, Zhejiang Province	400	400		2019		Local Government
Xiaoshan District Wenyan Middle School	Hangzhou, Zhejiang Province	914	1,920		2019		Local Government
Hailiang Kindergarten	Zhuji, Zhejiang Province	261	400		2019		Hailiang Investment
Zhuji Hailiang Jinshan Kindergarten	Zhuji, Zhejiang Province	154	249		2019		Hailiang Investment
Tianma Kindergarten	Zhuji, Zhejiang Province	246	350		2019		Hailiang Investment
Sihong Second Experimental School	Suqian, Jiangsu Province	3,985	5,500		2020		Local Government
Xiamen Road School	Suqian, Jiangsu Province	—	4,600		2021		Local Government
Fumin Avenue School	Suqian, Jiangsu Province	—	3,200		2021		Local Government

(*) Refers to the school(s) that is(are) under construction, and will obtain the sponsorship of the school(s) after the construction is completed.

(**) The capacity of each school in Hailiang Education Park may be adjusted according to the students enrollment every school year.

(***) We obtained the sponsorship of Jinhua Hailiang Foreign Language School in fiscal year 2021.

Contractual Arrangements with our affiliated entities and their shareholders

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

D. Property, Plants and Equipment

Lease Agreements

Our principal executive offices are located at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang Province, 310051, People’s Republic of China. We lease real properties used by our affiliated schools and companies with a total site area of approximately 1.52 million square meters (approximately 16,361,144 square feet) as of the date of this annual report, among which, approximately 1.1 million square meters (approximately 11,840,301 square feet) are rented from Hailiang Investment, which is controlled by Mr. Feng, our ultimate controlling shareholder, approximately 31,661 square meters (approximately 340,796 square feet) from Education Bureau of Dantu District, Zhenjiang City of land and resources for Zhenjiang Jianghe High School of Art, approximately 77,256 square meters (approximately 831,577 square feet) from the People's Government of Chengguan District, Lanzhou City of land and resources for Lanzhou Hailiang Experimental School, approximately 18,648 square meters (approximately 200,725 square feet) from the People's Government of Wencheng County, Wenzhou City of temporary land and resources for Hailiang Overseas Chinese School, approximately 231,624 square meters (approximately 2,493,180 square feet) from Wuhu Shenxiang Middle School of land and resources for Wuhu Hailiang Experimental School, and approximately 53,280 square meters (approximately 573,501 square feet) from the People's Government of Jindong District, Jinhua City of land and resources for Jinhua Hailiang Foreign Language School. We will lease the land of Lanzhou Hailiang Experimental School and Hailiang Overseas Chinese School for free. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties.”

The terms of each of our current leases for campuses in Zhuji city for approximately 1.1 million square meters rented from Hailiang Investment is for nineteen years from July 1, 2018. These leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease, provided, that we notify the lessor six months in advance. Under each of these lease agreements, we can terminate the lease at any time without cause, provided, that we notify the lessor in writing three months in advance. The lessor may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days, or use of the properties for illegal activities. To terminate these leases for other causes, the lessor is required to give us written notice one year in advance and obtain our consent to such termination.

On April 28, 2019, the Company entered into eight new lease agreements with Hailiang Investment regarding Hailiang Education Park, in order to allocate lease fees to the respective schools and subsidiaries according to their used gross floor area. The term of each of these leases is for nineteen years from July 1, 2018 and the rental fees in the first year was RMB22.3 million in the aggregate and is subject to a 5% annual increase from fiscal year 2020 to 2022. The rental fees commencing from the fiscal year 2023 will be subject to further negotiation between the Company and Hailiang Investment. The leases cover the properties and facilities of Hailiang Education Park with a total combined gross floor area and site area of approximately 489,225 square meters (approximately 581,252 square feet) and 833,000 square meters (approximately 8,966,338 square feet), respectively.

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

Additionally, we also entered into a series of leasehold improvement contracts with Heng Zhong Da for the leasehold improvement of educational buildings, dining halls, student dormitories of our affiliated schools, and the amount of the contracts was RMB31.7 million and RMB136.8 million (approximately US$19.4 million) during the years ended June 30, 2019 and 2020, respectively. As of June 30, 2020, and as of the date of this annual report on Form 20-F, work related to a certain number of the leasehold improvement contracts have completed and payments remitted, while other contracts are open and payments are expected to be remitted upon work completion.

We have purchased leasehold improvement service in the amount of RMB29.1 million, RMB29.7 million, and RMB106.8 million, (approximately US$15.1 million) from Heng Zhong Da during the years ended June 30, 2018, 2019 and 2020, respectively.

We have paid RMB24.3 million, RMB37.9 million, and RMB76.1 million (approximately US$10.8 million) to Heng Zhong Da during the years ended June 30, 2018, 2019 and 2020, respectively.

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

For the year ended June 30, 2018, we identified seven segments, including K-12 educational services, after-school enrichment services, management consulting services, logistic services, educational training services, overseas study consulting services and hotel management services.

For the year ended June 30, 2019 and 2020, we optimized our management structure for efficient resource allocation and high-quality management for both our affiliated and managed schools. Thus, K-12 educational services, after-school enrichment services, management consulting services and logistic services were merged into an operating segment “K-12 educational and management services” considering the integration of operation and the financial result of the above business was reviewed as a whole. As a result, four operating segments were identified for the year ended June 30, 2019 and 2020, including K-12 educational and management services, educational training services, study trip and overseas study consulting services and hotel management services.

Segment information for the year ended June 30, 2018 has been restated to conform to the presentation for the years ended June 30, 2019 and 2020.

The following discussion summarizes the four operating segments:

K-12 educational and management services

As of June 30, 2020, we owned and sponsored 9 affiliated schools and managed and operated 28 managed schools that were not owned or sponsored by us, with an aggregate 66,344 students across China. Our affiliated schools, with the goal of providing distinguished, specialized, and internationalized education, offer a broad range of basic and international education programs designed to facilitate students’ different characters, improve their academic performance, and prepare them for higher education domestically and globally. As of June 30, 2020, 23,716 students were enrolled in our affiliated schools. We also provided various services including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services to our managed schools, with an aggregate 42,628 students enrolled as of June 30, 2020.

Educational training services

We offer students a wide range of educational training products under the “Hailiang Mingyou” brand. Our educational training service portfolio mainly consists of comprehensive discipline training, quality-oriented education and online education services. For the 2019/2020 school year, Hailiang Mingyou has 31,959 student attendances.

Study trip and overseas study consulting services

Through cooperation with other education service providers and self-developed study trip and camp courses, we offer students in our affiliated and managed schools a variety of study trip programs operated domestically and globally. For the 2019/2020 school year, we have attracted more than 30,000 student attendances in these programs.

We also provide one-to-one personalized overseas study consulting services, including background evaluation, studying plan customization, professional assessment, background improvement, application and course selection. For 2019/2020 school year, we provided overseas consulting services to 1,161 students.

Hotel management services

We provide lodging, meals and other guest services at the Zhuji Nianxin Lake Hotel, located in Hailiang Education Park.

Review of operations

The outbreak and spread of COVID-19 domestically and globally have impacted our business lines. To ease and prevent the potential adverse impact of COVID-19 on our operating results, we have taken a number of measures, including launching an online education and tutoring platform to continue providing original curriculum while our students staying at home, having our teachers and students take nucleic acid tests before returning to in-person teaching classes, impose more rigorous visiting rules for parents and other visitors, etc. For our K-12 educational services, we launched an online education and tutoring platform, which enabled our teachers and educational staff to provide original curriculums to their students online while our schools were not allowed to operate in-person teaching classes. As a result, only accommodation and transportation services were suspended between February 2020 and April 2020 and related service fees with immaterial amount was expected to be refunded, which had limited impact on revenue from K-12 educational services. Besides, revenue from K-12 educational services for high school level of RMB32.3 million (approximately US$4.6 million) was deferred to the next fiscal year due to the delay of school year end, while revenue from K-12 educational services for middle and primary school were not significantly impacted. For our ancillary education business, revenue from study trip services decreased by 30.8% or RMB25.1 million (approximately US$3.6 million) year-over-year, due to certain regulations and travel restrictions imposed by PRC governments and authorities. Revenue from educational training services decreased due to the liquidation of Haibo Education and the suspension of onsite training courses during the pandemic period.

We have shown steady performance in our business in recent years despite the outbreak of COVID-19 in 2020. Our total revenue increased by 28.2% to RMB 1,499.0 million, gross profits increased by 29.4% to RMB472.1 million and net profit attributable to our shareholders increased by 31.8% to RMB293.4 million in the 2019 fiscal year. Our total revenue decreased by 1.1% to RMB 1,482.6 million (approximately US$209.8 million), gross profits increased by 5.8% to RMB499.4 million (approximately US$70.7 million) and net profit attributable to our shareholders increased by 26.4% to RMB370.8 million (approximately US$52.5 million) in the 2020 fiscal year.

Factors Affecting Our Results of Operations

We believe that our results of operations are affected by general factors affecting China’s private K-12 education industry and company-specific factors, including the following:

•	Demand for private K-12 education in China. We have benefited from an increasing demand for private K-12 education in China in the last decade. This increase was driven by the overall economic growth, the rise in household disposable income and household spending on education, as well as an improvement in the education system and policies relating to K-12 education in China. According to Ministry of Education of the PRC, the total number of student enrollments of private K-12 education in China has increased steadily, from 37.8 million in 2015 to 46.4 million in 2019, and the proportion of student in private K-12 schools against the total number of students in K-12 schools also increased from 16.9% to 19.3% during the same period. We anticipate that the demand for quality private K-12 education in China will continue to grow which we expect will provide us with significant opportunity to expand our business.

•	Demand for international education in the PRC market. The demand for international and bilingual private K-12 education in China is increasing at a fast pace. According to a report prepared at our request by Sansheng Consulting, an independent market research firm, or the Sansheng Report, the total number of students enrolled in international and bilingual private schools in China has increased from 171.8 thousand in 2015 to 427.8 thousand in 2019, realizing a fast increase with a CAGR of 25.6%. This quick growth can mainly be attributed to the strong demand of Chinese students wanting to study abroad, the rising income and wealth of Chinese households and the rising recognition of the quality of higher education overseas. As a result of the huge demand and increasing student enrollments, the total revenue of international and bilingual private schools in China increased from RMB15.8 billion in 2015 to RMB45.4 billion in 2019 at an increase CAGR of 30.2% (according to the Sansheng Report). With high-quality teachers, well-known brand, and strong management team, we are determined to deliver well-designed curriculums and facilitate comprehensive development of our students.

•	Ability to successfully expand our school network through an asset-light approach efficiently. We facilitate the development of our school network by employing an asset-light approach, which allows us to manage and operate additional schools, or act as these schools’ sponsor without acquiring ownership of land and facilities in such schools. For schools we sponsor but for which we do not own the land and facilities, we can avoid significant capital expenditure by leasing land and facilities. For schools we manage and operate but do not act as sponsor, we aim to provide education and management services to both public and private schools. As of June 30, 2020, we entered into service agreements with 28 private and public schools to provide education and management services. For these services, we earn fees based on the types, scale and costs of the services we rendered. We expect to provide education and management services to additional public and private schools in the future to reach students across China and promote the Hailiang Education brand both domestically and internationally, which we expect would then lead to an increase in our profitability and market penetration.

•	Level of student enrollment. As of June 30, 2018, 2019 and 2020, we had a total of 22,110, 22,819, and 23,716 students, respectively. Additional four affiliated schools have started operating in September 2020, with a capacity of about 6,485 students in the aggregate. We expect the number of students enrolled in our affiliated schools to grow further in the next few years.

•	Pricing of educational programs. Our results of operations are affected by the pricing of our educational programs. We generally charge tuition based on a student’s education phase (primary, middle, high school) and whether the student attends our basic educational program or international program. Tuition includes charges for academic programs, after-school enrichment services, accommodations, meals, transportation services and study materials. The tuition we charge for some of our education programs is subject to regulatory restrictions. The most recent ceiling on tuition and accommodation expenses we can charge for our basic educational program was set out by the Zhuji branch of the MOE in August 2019, which are RMB62,000 per student, RMB66,000 per student and RMB74,000 per student for primary school, middle school and high schools respectively. There is currently no maximum amount set for our international program. Pursuant to the registration documents filed with local authorities for the 2019/2020 school year and 2020/2021 school year, we can charge RMB86,000 to RMB200,000 and RMB102,000 to RMB220,000 respectively for our international program. The tuition limitation is reviewed by the regulatory authority on a periodic basis. See “Item 4. Information on the Company–B. Business–Regulations on Private Education–2016 Private Education Law and The 2004 Implementation Rules for Private Education Laws.” Subject to applicable regulatory requirements, we generally determine tuition based on the demand for our educational programs, the cost of our educational services and the tuition and the fees charged by our competitors, and seek to increase tuition by approximately 5% to 15% each year. For example, in the 2018, 2019 and 2020 fiscal years, the average tuition for primary, middle and high schools, including both our basic educational program and our international program, was RMB48,280, RMB53,333, and RMB55,162 (approximately US$7,808), respectively. The increase was also due to a greater proportion of students enrolled in the international program which charges higher tuition. In the 2018, 2019 and 2020 fiscal years, average tuition charged for students in our international program was approximately twice as high as tuition charged for students in our basic educational program. The increase of average tuition fee was also driven by the raise in pricing for both basic and international programs.

•	Ability to control costs and expenses. Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses.

Cost of revenue. Our cost of revenue mainly consists of labor cost, student-related costs, depreciation expenses and to a lesser extent, transportation costs, utility costs and leasing fees. Our cost of revenue as a percentage of our total revenue was 68.8%, 68.5%, and 66.3% for fiscal years 2018, 2019 and 2020, respectively. In the near future, we expect our cost of revenue to increase as we will continue to hire additional teachers to support our growing K-12 educational program and expand our school network.

Selling expenses and administrative expenses. For the 2018, 2019 and 2020 fiscal years, our total selling expenses and administrative expenses as a percentage of our total revenue were 7.5%, 6.5%, and 7.0%, respectively. We expect our expenses will also increase as we incur additional expenses associated with our overall growth. We expect, however, that we will benefit from economies of scale as we continue to grow our business and increase our student base, so we expect our total selling expenses and administrative expenses as a percentage of our total revenue to decrease.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Revenue

During the fiscal years ended June 30, 2018, 2019 and 2020, we generated revenue of RMB1,169.3 million, RMB1,499.0 million and RMB 1,482.6 million (approximately US$ 209.8 million), respectively. Revenue was derived from the following sources:

K-12 educational services, which accounted for 93.6%, 81.2% and 88.2% of total revenue in the fiscal years 2018, 2019 and 2020, respectively;

Educational training services, which accounted for 3.1%, 9.6% and 3.6% of total revenue in the fiscal years 2018, 2019 and 2020, respectively;

Study trip services, which accounted for 1.2%, 5.4% and 3.8% of total revenue in the fiscal years 2018, 2019 and 2020, respectively;

Education and management services, which accounted for 1.6%, 2.7% and 3.3% of total revenue in the fiscal years 2018, 2019 and 2020, respectively; and

Others, which accounted for 0.5%, 1.1% and 1.1% of total revenue in the fiscal years 2018, 2019 and 2020, respectively. Other services mainly include overseas study consulting services and hotel management services.

The following table sets forth the sources of our revenue by amount and as a percentage of total revenue for the periods indicated:

	Year Ended June 30,
	2018		2019		2020
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
K-12 educational services	1,093,933	93.6	1,217,007	81.2	1,308,211	185,165	88.2
Educational training services	36,395	3.1	144,188	9.6	53,700	7,601	3.6
Study trip services	13,791	1.2	81,495	5.4	56,408	7,984	3.8
Education and management services	19,021	1.6	40,942	2.7	48,317	6,839	3.3
Others	6,208	0.5	15,393	1.1	15,963	2,259	1.1
Total revenue	1,169,348	100.0	1,499,025	100.0	1,482,599	209,848	100.0

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

Tuition increased during the fiscal years 2018, 2019 and 2020 primarily due to increases in pricing of our educational programs and the level of student enrollment. We expect our revenue to continue to increase going forward, reflecting our plan to continue to increase tuition at an annual rate of 5% to 15% and our efforts to increase our student enrollment by establishing and/or acquiring more affiliated schools.

Tuition fees are paid in two installments for newly enrolled students. When new students sign up for enrollment in the following academic year, we generally require a tuition deposit of approximately RMB5,000 for our basic education program and RMB10,000 for our international education program, with the remainder of the tuition fee to be remitted before the commencement of the academic year. We generally do not refund the tuition deposit unless a student cannot enroll due to restrictions imposed by the regulatory authority pursuant to applicable laws and regulations.

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

The following table sets forth revenue generated from each program, both in absolute amount and as a percentage of total revenue from K-12 educational services for the years indicated:

	Year Ended June 30,
	2018				2019				2020
	Revenue* (in RMB thousands)	% of revenue	Students	Average Tuition (in RMB)	Revenue (in RMB thousands)	% of revenue	Students	Average Tuition (in RMB)	Revenue (in RMB thousands)	Revenue (in USD thousands)	% of revenue	Students	Average Tuition (in RMB)
Basic educational program	764,165	69.9	18,693	40,880	805,693	66.2	18,266	44,109	859,250	121,619	65.7	18,857	45,567
International program	329,768	30.1	3,965	83,170	411,314	33.8	4,553	90,339	448,961	63,546	34.3	4,859	92,398
Total	1,093,933	100.0	22,658	48,280	1,217,007	100.0	22,819	53,333	1,308,211	185,165	100.0	23,716	55,162

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

Revenue from our basic educational program increased by RMB41.5 million, or 5.4% from the 2018 fiscal year to the 2019 fiscal year, and further increased by RMB53.6 million (approximately US$7.6 million), or 6.6% from the 2019 fiscal year to the 2020 fiscal year. In addition, revenue derived from tuition of students enrolled in our international program increased by RMB81.5 million or 24.7% from the 2018 fiscal year to the 2019 fiscal year, and further increased by RMB37.6 million (approximately US$5.3 million), or 9.2% from the 2019 fiscal year to the 2020 fiscal year. The increase was mainly due to the increase in the number of students enrolled as well as the increase in the average tuition charged in both programs.

The following table sets forth revenue generated at the kindergarten, primary, middle and high school levels as well as the number of students and average tuition. The table includes both our basic educational program and our international program:

	Year Ended June 30,
	2018				2019				2020
	Revenue (in RMB thousands)	% of revenue	Students	Average Tuition (in RMB)	Revenue (in RMB thousands)	% of revenue	Students	Average Tuition (in RMB)	Revenue (in RMB thousands)	Revenue* (in USD thousands)	% of revenue	Students	Average Tuition (in RMB)
Kindergarten*	12,761	1.2	548	23,286	-	-	-	-	-	-	-	-	-
Primary school	252,688	23.1	5,320	47,498	311,678	25.6	5,887	52,943	330,741	46,813	25.3	6,135	53,911
Middle school	334,841	30.6	6,905	48,493	378,376	31.1	7,149	52,927	407,311	57,651	31.1	7,498	54,323
High school	493,643	45.1	9,885	49,939	526,953	43.3	9,783	53,864	570,159	80,701	43.6	10,083	56,547
Total	1,093,933	100.0	22,658	48,280	1,217,007	100.0	22,819	53,333	1,308,211	185,165	100.0	23,716	55,162

*The number of students and related revenue at the kindergarten level is as of February 28, 2018. Since then, we does not offer kindergarten programs.

Educational training services

Educational training services mainly represent various extracurricular courses to arouse students’ interest and broaden both academic and nonacademic outlook of students. Revenue from educational training services amounted to RMB36.4 million, RMB144.2 million and RMB53.7 million (approximately US$7.6 million) for the years ended June 30, 2018, 2019 and 2020, respectively. The decrease in the 2020 fiscal year was mainly due to the liquidation of Haibo Education and the suspension of onsite training courses during the pandemic period.

Study trip services

Study trip services mainly represent services for the provision of study tours, summer and winter camps, amounting to RMB13.8 million, RMB81.5 million and RMB56.4 million (approximately US$8.0 million) for the years ended June 30, 2018, 2019 and 2020, respectively. The decrease in the 2020 fiscal year was mainly due to the restriction on travels during the pandemic period which affected the second half of our fiscal year.

Education and management services

Education and management services mainly represent the provision of services including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. Pursuant to the 2017 Group Strategic Cooperation Agreement, we have a right of first refusal to provide education and management services for schools constructed, merged and acquired by Hailiang Group or Hailiang Investment. We also entered into services agreements where we will provide education and management services to private and public schools and cooperate with local governments, in line with our asset-light strategy. Our revenue from education and management services increased from RMB19.0 million in the 2018 fiscal year to RMB40.9 million in the 2019 fiscal year, further to RMB48.3 million (approximately US$6.8 million) in the 2020 fiscal year, the increase in the fiscal year 2020 was mainly derived from the increase in number of managed schools and management fees of 15 Baishu Schools in the 2020 fiscal year.

Others

Other revenue mainly represents revenue derived from the provision of overseas study consulting services and hotel management services, amounting to RMB6.2 million, RMB15.4 million and RMB16.0 million (approximately US$2.3 million) in total during the years ended June 30, 2018, 2019 and 2020, respectively.

Cost of Revenue

Our cost of revenue primarily consists of labor costs, which are compensation for our teachers and educational staff, student-related costs (such as cost of books, uniforms, and cafeteria food), depreciation of owned property and equipment and amortization expenses, depreciation of right-of-use assets and, to a lesser extent, transportation, utility and short-term lease payments for our schools and companies. For the year ended June 30, 2018, RMB14.3 million of cost related to study trip services and overseas study consulting services was presented in student related costs rather than other costs to conform presentation of the years ended June 30, 2019 and 2020. Our cost of revenue slightly decreased from the 2019 fiscal year to the 2020 fiscal year; this was primarily due to the decrease in transportation cost resulting from the decrease in shuttle trips of students during the outbreak of COVID-19 and the slight decrease in labor costs of our teachers and teaching staff. We expect our cost of revenue to increase to support the operation of newly launched schools.

The following table sets forth the components of our cost of revenue by amount and as a percentage of total revenue for the periods indicated:

	Year Ended June 30,
	2018		2019		2020
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Cost of Revenue:
Labor costs	407,053	34.8	552,324	36.8	532,797	75,413	35.9
Student-related costs	147,571	12.6	199,478	13.3	204,217	28,905	13.8
Transportation	35,447	3.0	49,137	3.3	28,933	4,095	2.0
Depreciation of owned property and equipment and amortization	112,039	9.6	126,621	8.4	128,338	18,165	8.7
Depreciation of right-of-use assets	-	-	-	-	29,627	4,193	2.0
Utilities	25,783	2.2	25,925	1.7	21,736	3,077	1.5
Operating lease charges	31,041	2.7	33,392	2.2	-	-	-
Other costs	45,740	3.9	40,026	2.8	37,527	5,311	2.4
Total cost of revenue	804,674	68.8	1,026,903	68.5	983,175	139,159	66.3

Operating Expenses

Our operating expenses consist of selling expenses and administrative expenses.

The following table sets forth the components of our operating expenses in absolute amount and as a percentage of revenue for the periods indicated.

	Year Ended June 30,
	2018		2019		2020
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Operating Expenses
Selling expenses	24,539	2.1	25,003	1.7	26,899	3,807	1.8
Administrative expenses	63,374	5.4	72,661	4.8	77,536	10,975	5.2
Total operating expenses	87,913	7.5	97,664	6.5	104,435	14,782	7.0

Selling expenses

Our selling expenses consist of advertisement expenses, recruiting expenses and amortization related to student relationship. Our overall selling expenses increased from the 2018 fiscal year to the 2019 fiscal year and further to the 2020 fiscal year. Our overall selling expenses in the 2020 fiscal year increased by 7.6% primarily due to the increase in recruiting expenses as we have increased student enrollment rewards on recruitment to attract outstanding students. We anticipate that our overall selling expenses may increase steadily in the near future to support recruitment affairs of newly owned and sponsored schools, build our brand name and keep our outstanding academic performance, and therefore, attract growing student enrollment.

Administrative expenses

Our administrative expenses consist primarily of salary for our office and administrative staff and consulting fee, and also, to a lesser extent, office expenses and other miscellaneous fees. Our overall administrative expenses in the 2020 fiscal year increased by 6.7% primarily due to the increase in labor cost resulting from an increase in the compensation level of our office and administrative staff. We expect our overall administrative expenses to increase steadily in the near future.

Other Income, Net

Other income consists of government grants and other miscellaneous income (expense). Government grants are subsidies we received from local government authorities. Other miscellaneous income (expense) primarily consists of non-operating expense and income from disposal of property and equipment. Other income in the 2020 fiscal year increased by 189.9% primarily due to the increase of government grants. Other income increased by RMB21.4 million compared with the fiscal year 2018 primarily due to the increase of government grants in the 2019 fiscal year.

The following table sets forth the components of income derived from the aforementioned sources in absolute amount and as a percentage of revenue for the periods indicated.

	Year Ended June 30,
	2018		2019		2020
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Other income, net
Government grants	5,832	0.5	25,437	1.7	73,604	10,418	5.0
Other	(2,143)	(0.2)	(337)	0.0	(828)	(117)	(0.1)
Total other income, net	3,689	0.3	25,100	1.7	72,776	10,301	4.9

Gain on Disposal of Affiliated Entities

In February 2018, we transferred all the sponsorship and 100% of the equity interests in our kindergartens to Hangzhou Hailiang Preschool Education Group Co., Ltd. and its wholly controlled subsidiary, which entities are controlled by Hailiang Group, and recognized RMB3.2 million and RMB1.7 million from a gain on the disposal of Hailiang Kindergarten and the kindergarten business of Tianma Experimental, respectively.

In June 2018, we entered into a Change of Operator Agreement with Chuzhou Zhengxu Education Information Consulting Co., Ltd. and transferred the sponsorship and 100% of the equity interests in Chuzhou School to Chuzhou Zhengxu Education Information Consulting Co., Ltd., a wholly owned subsidiary of Hailiang Group, and recognized a RMB0.4 million gain on the disposal of Chuzhou School.

Finance Income

Our finance income mainly derived from deposits placed with a related party finance entity. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties”. Finance income slightly increased in the 2020 fiscal year and increased by 118.9% in the 2019 fiscal year primarily due to the increase in the amount of fund we deposited with the related party. Finance income was 1.0%, 1.7%, and 1.7% of our total revenue in the 2018, 2019 and 2020 fiscal years, respectively.

Finance Cost

Our finance cost mainly derived from interest expenses for lease liabilities, amounting to RMB4.4 million (approximately US$0.6 million) in the 2020 fiscal year. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures—Recent Accounting Pronouncements—IFRS 16 Leases” for more information.

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

China

Under the New EIT Law, domestic enterprises and foreign investment enterprises, or FIEs, are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

According to the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementation Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. According to the current laws and regulations, preferential tax treatments and related policies applicable to private schools requiring reasonable returns have not been introduced.

According to the 2016 Private Education Law effective as of September 1, 2017, private schools, whether non-profit or for-profit, may enjoy preferential tax treatment, and non-profit private schools will be entitled to similar tax benefits as public schools. In addition, taxation policies for for-profit private schools are still unclear as more specific provisions are not yet introduced. For Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High, two private schools incorporated in 2018, we elected to register their statuses as for-profit. Accordingly, these two schools are subject to unified 25% enterprise income tax rate. For Lanzhou Hailiang Experimental School, Wuhu Hailiang Experimental School and Hailiang Overseas Chinese School, three private schools incorporated during the year ended June 30, 2020, we elected to register their status as non-profit. Accordingly, these three schools are exempt from income taxes for the year ended June 30, 2020.

As of the date of this annual report, except for Zhenjiang Jianghe High School of Art, Zhuji Hailiang Foreign Language High School, Lanzhou Hailiang Experimental School, Wuhu Hailiang Experimental School, Hailiang Overseas Chinese School and Jinhua Hailiang Foreign Language School, other affiliated schools sponsored by us are registered as private schools requiring reasonable return under the 2004 Implementing Rules, and we had not elected to change or re-register their statuses as of June 30, 2020. Confirmed by the local tax authorities and our PRC counsel, our affiliated private schools in operation other than Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High are exempt from income taxes for the years ended June 30, 2018, 2019 and 2020.

We recognized income tax expenses of RMB66.3 million for the year ended June 30, 2018, RMB108.7 million for the year ended June 30, 2019 and RMB121.9 million (approximately US$17.3 million) for the year ended June 30, 2020.

Pursuant to the 2016 Private Education Law, sponsors of private schools may choose to register their schools as either non-profit or for-profit schools but sponsors are not permitted to register for-profit schools that provide compulsory education services. Non-profit private schools will be entitled to the same tax benefits as public schools, while for-profit private schools may be subject to 25% enterprise income tax rate. Up to June 30, 2020, no separate policies, regulations or rules have been introduced by the authorities in this regard.

We evaluate whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2019, and 2020, we did not have any significant unrecognized uncertain tax positions, as we consider it is probable that taxation authorities will accept the private schools requiring reasonable return being entitled to income tax exemption as non-profit private schools.

As of June 30, 2020, we had unused tax loss of RMB20.5 million (approximately US$2.9 million) available for offset against future taxable profits, of which RMB3.5 million (approximately US$0.5 million) will expire as of June 30, 2023, RMB7.0 million (approximately US$1.0 million) will expire as of June 30, 2024, RMB9.9 million (approximately US$1.4 million) will expire as of June 30, 2024 As of June 30, 2019, we had unused tax loss of RMB14.4 million available for offset against future taxable profits, of which RMB0.3 million will expire as of June 30, 2021, RMB4.9 million will expire as of June 30, 2023, RMB9.2 million will expire as of June 30, 2024. No deferred tax assets have been recognized in respect of such tax losses, because it is not probable that future taxable profit against which the losses can be utilized will be available in the relevant tax jurisdiction.

Under the New EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiaries to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. Furthermore, pursuant to the applicable circular and interpretations of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB1,149.0 million (approximately US$162.6 million) as of June 30, 2020, because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC in the foreseeable future.

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

Consolidation

The Contractual Agreements provide us, through Hailiang HK and Hailiang Consulting, the following, (i) the power to control the Affiliate Entities; (ii) the exposure or rights to variable returns from our involvement with the Affiliated Entities; and (iii) the ability to affect those returns through our control over the Affiliated Entities.

We have control over the Affiliated Entities by virtue of the Power of Attorney, pursuant to which Hailiang Consulting has rights that give it the current ability to direct the activities that significantly affect the returns of the Affiliated Entities. Hailiang Consulting has the rights to appoint, replace or remove directors of Hailiang Management, as well as to make decisions on all operational and financial matters of the Affiliated Entities.

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

Leases

Policy applicable from July 1, 2019

We have adopted IFRS 16 in the financial reporting period commencing July 1, 2019 and elected to use the modified retrospective approach. Therefore, comparative information has not been restated.

Prior to the adoption of IFRS 16, we determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining whether an Arrangement contains a Lease. On transition to IFRS 16, we elected to apply the practical expedient to grandfather the assessment of which transactions are, or contain leases. Therefore, the definition of a lease under IFRS 16 is applied only to contracts entered into or changed on or after July 1, 2019. In addition, we elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to us by the end of the lease term or the cost of the right-of-use asset reflects that we will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

In determining the lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options and periods after termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate. We determine the incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

–	–	fixed payments, including in-substance fixed payments;

–	–	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

–	–	amounts expected to be payable under a residual value guarantee; and

–	–	the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, if we change our assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured by discounting the revised lease payments using a revised discount rate to reflect changes to the lease payments, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Our lease contracts are mainly for campuses and office spaces. Under IFRS 16, we recognize right-of-use assets and lease liabilities for most of these leases – i.e. these leases are on-balance sheet. On transition, for these leases, lease liabilities are measured at the present value of the remaining lease payments, discounted at our incremental borrowing rate. And right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments. As of July 1, 2019, lease liabilities and the corresponding right-of-use assets of RMB411.1 million (approximately US$58.2 million) were recognized upon the initial adoption of IFRS 16. On September 6, 2019, we signed a series of supplementary contracts with Hailiang Investment regarding the lease of campuses in Zhuji city. Accordingly, lease liabilities and the corresponding right-of-use assets increased by RMB131.6 million (approximately US$18.6 million) due to the lease modification, and we fully prepaid rental leases of RMB525.0 million (VAT exclusive, approximately US$74.3 million) for the remaining 18 years’ rental period.

Policy applicable before July 1, 2019

We classified leases as operating leases under IAS 17, which are recognized in profit or loss on a straight-line basis over the term of leases.

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

In assessing collective impairment, we use historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

Revenue Recognition

Policy applicable from July 1, 2018

We adopted IFRS 15 using the cumulative effect method, with the effect of initially applying this standard recognized at the date of initial application (i.e. July 1, 2018). Accordingly, the information presented for the year ended June 30, 2018 has not been restated – i.e. it is presented, as previously reported, under IAS 18, IAS 11 and related interpretations.

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

During the year ended June 30, 2019, revenue attributable to the provision of the curriculum education services, accommodations, transportation services and other ancillary school activities is recognized over time, based on a straight-line basis over the school year, as customers simultaneously receive and consume the benefits of these services throughout the service period, and the control of curriculum education services, accommodations, transportation services and other ancillary school activities is transferred evenly over the school year and all related performance obligations could be fulfilled before each fiscal year end. During the year ended June 30, 2020, in response to the COVID-19 pandemic, between February 2020 and April 2020, we temporarily stopped providing offline curriculum education services, accommodations and transportation services to students, instead it offered online curriculum education services to students during the period. Revenue attributable to the curriculum education services is recognized over the service period based on the estimated progress of courses delivery, and revenue attributable to the accommodations and transportation services is recognized over time evenly over the period with service provided. The amount of considerations relating to accommodations and transportation service to students between February and April, which were not provided, has been recorded as refund liability in trade and other payables to third parties. Revenue attributable to the delivery of educational books and related materials, and meal catering services is recognized at point in time, respectively, when the control of the educational books and related materials or underlying goods is transferred to customers. We consider that we are acting as the principal in the transaction and recognizes revenue from sales of the educational materials on a gross basis.

We consider contract modifications to exist when the parties to a contract approve a modification that either creates new or changes the existing enforceable rights and obligations of the parties to the contract. The effect of a contract modification on a change in the transaction price is accounted for as if it was a termination of existing contract and the creation of a new contract when the remaining goods or services are distinct from those transferred on or before the date of the contract modification, and on a cumulative catch-up basis when the remaining goods or services are not distinct.

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

Our trademark and goodwill arose from the acquisition of Tianma Experimental School on July 1, 2009. Mr. Feng and Mr. Zhanghuan Meng acquired 80% and 20% of the registered capital equity interest in Tianma Experimental School for a total cash consideration of RMB114.0 million. The goodwill recognized on the acquisition is mainly attributable to the synergies expected to be achieved from integrating Tianma Experimental School into our existing business.

For the purpose of impairment testing, goodwill and trademark are allocated to the CGU which represents the lowest level within our group at which the goodwill and trademark are monitored for internal management purpose. The recoverable amount of goodwill is estimated based on discounted cash flows forecast, which is based upon a combination of long-term trends, industry forecasts and in-house estimates.

For the purpose of impairment testing, the carrying amounts of goodwill and trademark are allocated to business related to Tianma Experimental School, which is the lowest level for which the assets are monitored for internal management purpose. The aggregated carrying amounts of goodwill and trademark are as follows:

	Year Ended June 30,
	2018	2019	2020
	RMB	RMB	RMB	US$
Goodwill	61,640	61,640	61,640	8,725
Trademark with indefinite useful lives	16,540	16,540	16,540	2,341
Total	78,180	78,180	78,180	11,066

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

	Year Ended June 30,
	2018	2019	2020
Discount rate	15%	15.5%	15.5%
Revenue growth rates over the next five fiscal years	3%	3~5%	5%
Terminal value growth rate	3%	3%	3%

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

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2018, 2019 and 2020 respectively.

The recoverable amount of trademark is determined using the relief from royalty method, which was based on pre-tax cash flow projections for five years based on financial budgets approved by management, including royalty rate of 3% (2019 and 2018: 3%), terminal growth rate of 3% (2019 and 2018: 3%) and the applicable discount rate of 15.5% (2019:15.5% and 2018: 15%). Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to us.

Based on management’s assessment results, there was no impairment of goodwill and trademark as of June 30, 2018, 2019 and 2020.

Results of Operations

	Year Ended June 30,
	2018		2019		2020
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Revenue	1,169,348	100.0	1,499,025	100.0	1,482,599	209,848	100.0
Cost of revenue	(804,674)	(68.8)	(1,026,903)	(68.5)	(983,175)	(139,159)	(66.3)
Gross profit	364,674	31.2	472,122	31.5	499,424	70,689	33.7
Other income, net	3,689	0.3	25,100	1.7	72,776	10,301	4.9
Selling expenses	(24,539)	(2.1)	(25,003)	(1.7)	(26,899)	(3,807)	(1.8)
Administrative expenses	(63,374)	(5.4)	(72,661)	(4.8)	(77,536)	(10,975)	(5.2)
Operating profit	280,450	24.0	399,558	26.7	467,765	66,208	31.6
Gain on disposal of affiliated entities	5,349	0.4	—	—	—	—	—
Finance income	11,391	1.0	24,935	1.7	25,120	3,556	1.7
Finance costs	—	—	—	—	(4,363)	(618)	(0.3)
Profit before tax	297,190	25.4	424,493	28.4	488,522	69,146	33.0
Income tax expenses	(66,288)	(5.7)	(108,713)	(7.3)	(121,924)	(17,258)	(8.3)
Net profit	230,902	19.7	315,780	21.1	366,598	51,889	24.7
Net profit attributable to the Company’s shareholders	222,588	19.0	293,421	19.6	370,832	52,488	25.0
Total comprehensive income	228,360	19.5	319,090	21.3	368,924	52,218	24.9

Year Ended June 30, 2019 Compared to Year Ended June 30, 2020

Revenue

Our revenue slightly decreased by 1.1% from RMB1,499.0 million in the 2019 fiscal year to RMB1,482.6 million (approximately US$209.8 million) in fiscal year 2020, primarily due to the following:

K-12 educational services. Our revenue from K-12 educational services increased by 7.5% from RMB1,217.0 million in the 2019 fiscal year to RMB1,308.2 million (approximately US$185.2 million) in the 2020 fiscal year. The increase was mainly due to a 3.4% increase of the average tuition fees from RMB53,333 to RMB55,162 (approximately US$7,808) despite the outbreak of COVID-19 and the increase in the total number of enrolled students from 22,819 as of June 30, 2019 to 23,716 as of June 30, 2020.

Educational training services. Our revenue from educational training services decreased by 62.8% from RMB144.2 million in the 2019 fiscal year to RMB53.7 million (approximately US$7.6 million) in the 2020 fiscal year. The decrease was mainly resulting from the liquidation of Haibo Education.

Study trip services. Our revenue from study trip services decreased by 30.8% from RMB81.5 million in the 2019 fiscal year to RMB56.4 million (approximately US$8.0 million) in the 2020 fiscal year. The decrease in the 2020 fiscal year was due to the restriction on travels during the pandemic period which affected study trip services in second half of 2020 fiscal year.

Education and management services. Our revenue from education and management services increased by 18.1% from RMB40.9 million in the 2019 fiscal year to RMB48.3 million (approximately US$6.8 million) in the 2020 fiscal year, mainly due to the increase in number of managed schools and management fees of 15 Baishu Schools in the 2020 fiscal year.

Others. Other revenue slightly increased by 3.9% from RMB15.4 million in the 2019 fiscal year to RMB16.0 million (approximately US$2.3 million) in the 2020 fiscal year, resulted from the increase in revenue of overseas consulting services.

Cost of revenue

Our cost of revenue decreased by 4.3% from RMB1,026.9 million in the 2019 fiscal year to RMB983.2 million (approximately US$139.2 million) in the 2020 fiscal year. The decrease in cost of revenue was primarily due to a steep decrease in transportation costs related to K-12 educational services and study trip services resulting from the outbreak of COVID-19; and to a slight decrease in labor costs of our teachers and teaching staff.

Gross profit

As a result of the foregoing, our gross profit increased by 5.8% from RMB472.1 million in the 2019 fiscal year to RMB499.4 million (approximately US$70.7 million) in the 2020 fiscal year.

Other income, net

Other income increased by 189.9% from RMB25.1 million in the 2019 fiscal year to RMB72.8 million (approximately US$10.3 million) in the 2020 fiscal year. The increase in other income was mainly due to an increase in government grants of subsidies we received from the local government.

Operating expenses

Our operating expenses increased by 6.9% from RMB97.7 million in the 2019 fiscal year to RMB104.4 million (approximately US$14.8 million) in the 2020 fiscal year. The increase was primarily due to the following reasons:

•	Selling expenses. Our selling expenses increased by 7.6% from RMB25.0 million in the 2019 fiscal year to RMB26.9 million (approximately US$3.8 million) in the 2020 fiscal year. The increase was primarily due to increased student enrollment rewards on recruitment.

•	Administrative expenses. Our administrative expenses increased by 6.7% from RMB72.7 million in the 2019 fiscal year to RMB77.5 million (approximately US$11.0 million) in the 2020 fiscal year. The increase was primary due to the increase in legal fees related to lawsuit against Ronghuai and increase in labor cost of our office and administrative staff.

Finance income and finance costs

Our finance income increased by 0.8% from RMB24.9 million in the 2019 fiscal year to RMB25.1 million (approximately US$3.6 million) in the 2020 fiscal year. Our finance costs increased from nil in the 2019 fiscal year to RMB4.4 million (approximately US$0.6 million) in the 2020 fiscal year.

Income tax expenses

We had RMB108.7 million and RMB121.9 million income tax expenses (approximately US$17.3 million) for the 2019 and 2020 fiscal years, respectively. The increase was mainly driven by the growth of taxable profits. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Taxation.”

Net profit

As a result of the foregoing, our net profit increased by 16.1% from RMB315.8 million in the 2019 fiscal year to RMB366.6 million (approximately US$51.9 million) in the 2020 fiscal year.

Net profit attributable to the Company’s shareholders

As a result of the foregoing, net profit attributable to our shareholders increased by 26.4% from RMB293.4 million in the 2019 fiscal year to RMB370.8 million (approximately US$52.5 million) in the 2020 fiscal year.

Year Ended June 30, 2018 Compared to Year Ended June 30, 2019

Revenue

Our revenue increased by 28.2% from RMB1,169.3 million in the 2018 fiscal year to RMB1,499.0 million in fiscal year 2019, primarily due to the following aspects:

K-12 educational services. Our revenue from K-12 educational services increased by 11.3% from RMB1,093.9 million in the 2018 fiscal year to RMB1,217.0 million in the 2019 fiscal year. The increase was mainly due to a 10.5% increase of the average tuition fees from RMB48,280 to RMB53,333 and a slight increase in the total number of enrolled students from 22,110 as of June 30, 2018 to 22,819 as of June 30, 2020. Our revenue increase was also attributable to having a greater proportion of our students enrolled in our international program which charges higher tuition than our basic educational program. Between the 2018 and 2019 fiscal years, the percentage of students enrolled in international program increased from 17.5% to 20.0%.

Educational training services. Our revenue from educational training services increased by 296.2% from RMB36.4 million in the 2018 fiscal year to RMB144.2 million in the 2019 fiscal year. The increase was mainly derived from the increase in students’ attendances in educational training programs resulting from the expansion of our affiliated and managed schools.

Study trip services. Our revenue from study trip services increased by 490.6% from RMB13.8 million in the 2018 fiscal year to RMB81.5 million in the 2019 fiscal year. The increase was mainly derived from the increase in the number of students participating in study trips.

Education and management services. Our revenue from education and management services increased by 115.3% from RMB19.0 million in the 2018 fiscal year to RMB40.9 million in the 2019 fiscal year, mainly due to the increase of number of our managed schools in the 2019 fiscal year.

Others. Other revenue increased by 148.4% from RMB6.2 million in the 2018 fiscal year to RMB15.4 million in the 2019 fiscal year. The increase was mainly due to the increase in overseas study consulting services and hotel management services.

Cost of revenue

Our cost of revenue increased by 27.6% from RMB804.7 million in the 2018 fiscal year to RMB1,026.9 million in the 2019 fiscal year. The increase in cost of revenue was primarily due to a) a 35.7% increase in labor costs due to (i) an increase in the total number of our teachers and educational staff, and (ii) a general increase in our employees’ compensation levels; b) a great increase in student related cost and transportation cost mainly derived from the increase in cost related to study trips and overseas study consulting services resulting from the increase in number of students participated in aforementioned programs.

Gross profit

As a result of the foregoing, our gross profit increased by 29.4% from RMB364.7 million in the 2018 fiscal year to RMB472.1 million in the 2019 fiscal year. Our gross margin was 31.5% in the 2019 fiscal year, compared to 31.2% in the 2018 fiscal year.

Other income, net

Other income increased by 578.4% from RMB3.7 million in the 2018 fiscal year to RMB25.1 million in the 2019 fiscal year. The increase in other income was mainly due to an increase in government grants of subsidies we received from the local government.

Operating expenses

Our operating expenses increased by 11.1% from RMB87.9 million in the 2018 fiscal year to RMB97.7 million in 2019 fiscal year. The increase was primarily due to the following reasons:

•

Selling expenses. Our selling expenses slightly increased by 2.0% from RMB24.5 million in the 2018 fiscal year to RMB25.0 million in the 2019 fiscal year. The increase was primarily due to increased student enrollment rewards on recruitment.

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

As a result of the adoption of IFRS 15 on July 1, 2018, our selling expense decreased by RMB1.0 million compared with estimates of the hypothetical amounts of selling expense that would have been recognized under IAS 18 and IAS 11 if those superseded standards had continued to apply to the year ended June 30, 2020 instead of IFRS 15.

•	Administrative expenses. Our administrative expenses increased by 14.7% from RMB63.4 million in the 2018 fiscal year to RMB72.7 million in the 2019 fiscal year. The increase was primary due to the increase in labor cost resulting from the increase in the compensation level of our office and administrative staff.

Finance income and finance costs

Our finance income increased by 118.4% from RMB11.4 million in the 2018 fiscal year to RMB24.9 million in the 2019 fiscal year. This increase was primarily due to an increase in interest income caused by more funds deposited with the related party in the 2019 fiscal year compared to the 2018 fiscal year.

Income tax expenses

We had RMB66.3 million and RMB108.7 million income tax expenses for the 2018 and 2019 fiscal years, respectively. The increase was mainly driven by the growth of taxable profits. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Taxation”.

Net profit

As a result of the foregoing, our net profit increased by 36.8% from RMB230.9 million in the 2018 fiscal year to RMB315.8 million in the 2019 fiscal year.

Net profit attributable to the Company’s shareholders

As a result of the foregoing, net profit attributable to our shareholders increased by 31.8% from RMB222.6 million in the 2018 fiscal year to RMB293.4 million in the 2019 fiscal year.

B. Liquidity and Capital Resources

Historically, we have financed our operations through our own capital. As of June 30, 2019 and 2020, we had approximately RMB260.7 million and RMB503.0 million (approximately US$71.2 million), respectively, in cash and cash equivalents. Our cash primarily consists of cash on hand, bank deposits and deposit in related party finance entity with an original maturity less than three months and are held for the purpose of short-term cash commitments. We intend to finance our future working capital requirements and capital expenditures from our cash and cash equivalents and cash generated from operating activities.

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

We historically had recorded significant related party transactions involving loans made to, and repayments received from, such related parties as well as term deposits placed with Hailiang Finance, a finance company owned by Hailiang Group. As part of our cash management policy, we expect to continue to deposit a certain amount of cash generated from our private education business with a related party finance company owned by Hailiang Group. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September 2, 2019, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal year 2020 to be approximately RMB2.1 billion, and any amount above the upper deposit budget must be transferred to a commercial bank within seven business days. Effective from September 28, 2020, the upper deposit budget in 2021 fiscal year changed to RMB2.5 billion (approximately US$353.9 million). As of June 30, 2020, we had demand deposits and term deposits of RMB1,405.6 million (approximately US$198.9 million) at Hailiang Finance. Hailiang Finance is a non-bank financial institution licensed by the China Bank Regulatory Commission. It was incorporated in February 2013. It currently has a registered capital of RMB1.9 billion and has been approved by the relevant authorities to conduct business with other entities within the Hailiang Group, including, among other things, receiving deposits, borrowing, lending and providing guarantees, providing accounting and financing consultancy, and providing trade settlement and insurance brokerage services. We believe that Hailiang Finance provides interest at market rates with flexible withdrawal terms on our deposits. Based on our review of relevant documents provided by Hailiang Finance, we believe that Hailiang Finance has satisfactory asset quality, liquidity position and internal control environment. In addition, since September 2014, Hailiang Group and Mr. Feng have entered into an annual guarantee agreement with us to irrevocably and jointly guarantee the timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest, and the guarantee was renewed annually. After considering the terms provided by Hailiang Finance, coupled with its financial condition as well as the guarantee provided by Hailiang Group and Mr. Feng, our board approved the arrangement in September 2020 and our audit committee reviews our related party transactions, including the deposit arrangement from time to time. We, however, recognize that there are risks involved in the cash deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We deposit a certain amount of cash with a related party and are subject to credit risks of such related party.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended June 30,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(In thousands)
Net cash from operating activities	587,931	690,317	431,042	61,010
Net cash from/(used in) investing activities	131,145	(1,234,206)	(127,760)	(18,083)
Net cash from/(used in) financing activities	18,609	(7,343)	(61,382)	(8,688)
Net increase/(decrease) in cash and cash equivalents	737,685	(551,232)	241,900	34,239
Cash and cash equivalents at beginning of the year	77,801	812,620	260,684	36,897
Effect of movements in exchange rates on cash held	(2,866)	(704)	437	62
Cash and cash equivalents at the end of the year	812,620	260,684	503,021	71,198

Operating Activities

Net cash provided by operating activities amounted to RMB431.0 million (approximately US$61.0 million) in the 2020 fiscal year. The net cash provided by operating activities in the 2020 fiscal year was primarily attributable to net profit of RMB366.6 million (approximately US$51.9 million), adjusted for depreciation of RMB163.1 million (approximately US$23.1 million), primarily relating to our furniture, equipment, leasehold improvements and right-of-use assets and income tax expenses of RMB121.9 million (approximately US$17.3 million), mainly derived from the subsidiaries, affiliated for-profit schools and consolidated affiliated companies in the PRC, which are subject to a unified 25% enterprise income tax rate, and offset against interest income of RMB24.8 million (approximately US$3.5 million), primarily from a related party finance entity. Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB46.8 million (approximately US$6.6 million), primarily reflecting an increase in accrued fee refund and other expenses, while partially offset by the decrease of business tax and other tax payable; (ii) an decrease in contract liabilities of RMB123.5 million (approximately US$17.5 million) caused by later collection of tuition fee for the next school year; and offset against income tax paid of RMB135.6 million (approximately US$19.2 million).

Net cash provided by operating activities amounted to RMB690.3 million in the 2019 fiscal year. The net cash provided by operating activities in the 2019 fiscal year was primarily attributable to net profit of RMB315.8 million, adjusted for depreciation of RMB132.0 million, primarily relating to our furniture, equipment and leasehold improvements and income tax expenses of RMB108.7 million, mainly derived from the subsidiaries, affiliated for-profit schools and consolidated affiliated companies in the PRC, which are subject to a unified 25% enterprise income tax rate, and offset against interest income of RMB24.5 million, primarily from a related party. Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB94.9 million, primarily reflecting an increase in accrued labor costs; (ii) an increase in deferred revenue and contract liabilities of RMB186.7 million caused by earlier collection of tuition fee for the next school year and offset against income tax paid of RMB111.3 million.

Net cash provided by operating activities amounted to RMB587.9 million in the 2018 fiscal year. The net cash provided by operating activities in the 2018 fiscal year was primarily attributable to net profit of RMB230.9 million, adjusted for depreciation of RMB113.1 million, primarily relating to our furniture, equipment and leasehold improvements and income tax expenses of RMB66.3 million, mainly derived from the subsidiaries, affiliated for-profit schools and consolidated affiliated companies in the PRC, which are subject to a unified 25% enterprise income tax rate, and offset against (ii) gain on disposal of affiliated entities of RMB5.3 million and (iii) interest income of RMB11.7 million, primarily from a related party. Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB30.4 million, primarily reflecting an increase in accrued labor costs and business tax and other tax payable; (ii) an increase in other payables due to related parties of RMB18.0 million, primarily reflecting decreases in payables for the purchase of healthy food products due to a related party and in rental payables due to a related party, respectively; (iii) an increase in deferred revenue of RMB165.6 million caused by the increase of student enrollment, (iv) an increase in other current asset of RMB13.7 million, primarily reflecting increase in expense prepaid for overseas study consulting services and advances to employees, (v) an increase in prepayment to third parties of RMB2.2 million, and offset against income tax paid of RMB8.9 million.

Investing Activities

Net cash used in investing activities amounted to RMB127.8 million (approximately US$18.1 million) in the 2020 fiscal year. The net cash used in investing activities in the 2020 fiscal year was primarily attributable to (i) term deposits of RMB3,808.8 million (approximately US$539.1 million) placed with Hailiang Finance; (ii) cash used in purchase of property and equipment of RMB111.5 million (approximately US$15.8 million) relating to the renovation of school buildings and purchase of furniture and equipment; and (iii) prepayment of right-of-use assets amounting to RMB525.0 million (approximately US$74.3 million), partially offset by (i) cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB4,279.3 million (approximately US$605.7 million); (ii) repayment of loans from Hong Kong Leonit Limited (“Leonit”) of RMB11.9 million (approximately US$1.7 million); and (iii) interest income of RMB25.3 million (approximately US$3.6 million) mainly received from Hailiang Finance.

Net cash used in investing activities amounted to RMB1,234.2 million in the 2019 fiscal year. The net cash used in investing activities in the 2019 fiscal year was primarily attributable to (i) term deposits of RMB4,709.7 million placed with Hailiang Finance; (ii) cash used in purchase of property and equipment of RMB80.1 million relating to the renovation of school buildings and purchase of furniture and equipment; partially offset by (i) cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB3,526.6 million; (ii) repayment of loans from Hong Kong Leonit Limited (“Leonit”) of RMB12.4 million; and (iii) interest income of RMB20.6 million received from Hailiang Finance.

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

Financing Activities

Net cash used in financing activities amounted to RMB61.4 million (approximately US$8.7 million) in the 2020 fiscal year, which was mainly attributable to (i)dividends paid to non-controlling shareholders of our subsidiaries amounting to RMB21.1 million (approximately US$3.0 million) and (ii)repayment a loan to Hailiang Group of RMB32.1 million (approximately US$ 4.5 million).

Net cash used in financing activities amounted to RMB7.3 million in the 2019 fiscal year, which was attributable to dividends paid to non-controlling shareholders of our subsidiaries amounting to RMB7.5 million.

Net cash provided by financing activities amounted to RMB18.6 million in the 2018 fiscal year, which was attributable to the receipt of loan from a related party of RMB7.6 million and capital contribution from former shareholder of RMB11.0 million.

Capital Expenditures

We incurred capital expenditures of RMB89.4 million, RMB80.1 million and RMB111.5 million (approximately US$15.8 million) in the 2018, 2019 and 2020 fiscal years, respectively. The capital expenditure in 2018, 2019 fiscal year primarily related to the renovation of school buildings and classrooms in Hailiang Experimental High School and Tianma Experimental School and the purchase of furniture and equipment for Hailiang Education Park. The capital expenditure in 2020 fiscal year primarily related to the renovation of school buildings and classrooms and the purchase of furniture and equipment for Lanzhou Hailiang Experimental School, Hailiang Experimental High School and Zhenjiang Jianghe High School of Art.

Recent Accounting Pronouncements

Up to the date of issue of our consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations, which are not yet effective for the year ended June 30, 2020 and which have not been adopted in our consolidated financial statements. These include the following which may be relevant to us.

Effective for accounting periods beginning on or after
Amendments to IFRS 3, Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8, Definition of Material	January 1, 2020

Amendments to IFRS 3, Definition of a Business

Amendments to IFRS 3 provide additional guidance on the definition of a business. The amendments clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business.

We expect to adopt the amendments prospectively from July 1, 2020. Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, we will not be affected by these amendments on the date of transition.

Amendments to IAS 1 and IAS 8, Definition of Material

Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

We expect to adopt the amendments prospectively from July 1, 2020. The amendments are not expected to have any significant impact on our financial statements.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We have strong research and development capabilities and have devoted significant resources to develop our academic courses and innovative teaching methods and materials. We have taken the following measures to continuously improve the quality of our K-12 educational services: (i) Establish the Cadre Army Academy, so as to further our training of school management talents, and conduct research on methods, management standards and models; (ii) Establish the Excellent Teacher Development Academy, so as to steadily promote the mentor-apprentice pairing model, and implement the lifelong mentoring system to help young teachers grow rapidly;; (iii) We encourage our teachers to develop, update and improve our curricula and course materials based upon the latest official government curricula for each of our subjects as well as on students’ needs and preferences. The development process for our curricula and course materials typically starts with a review of the latest examination requirements to analyze new educational needs and trends. As our students’ academic ability levels vary widely, our curricula are designed with the flexibility to address a specific class or a specific student’s strengths and weaknesses. Our senior teachers in charge of the curriculum for a specific subject also work with other teachers to prepare or update course curricula. At the end of each semester, we evaluate, update and improve course materials based upon student performance and feedback from teachers, students and parents. We believe our strong research and development capabilities differentiate us from our competitors in the private K-12 education industry.

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

In addition, Hailiang Mingyou provides high-quality educational training and significantly improves students' academic performance, which is the foundation for Hailiang Mingyou to be recognized by students and their parents. Therefore, Hailiang Mingyou attaches great importance to the research and development of educational training courses and the establishment of services standards. Hailiang Mingyou established the Product R&D Department, which is responsible for the establishment of the teaching framework, the development of curriculum and courses materials, and the localization of training content. In the teaching process, the training teachers needs to allocate a fixed time every day to devote into the R&D and localization of the curriculum and courses materials, to ensure that the content taught is as close as possible to the trend of the local official examination. In addition, Hailiang Mingyou has developed an online education business, and our online education services have thrived during the outbreak of COVID-19. Relying on our abundant educational resources, outstanding facility capabilities, and technical advantages across our affiliated and management schools, we launched 'Hailiang VIP Cloud Virtual Classroom' in February 2020. There were more than 2,000 teachers and nearly 38,000 students were participating in the Hailiang VIP Cloud Virtual Classroom. Online education services are not just a countermeasure for this emergency, but we intend that it will be a growing and long-lasting creative initiative to supplement the way that we deliver quality innovative K-12 educational services.

We are also in the process of developing new courses to strengthen our international program. We have entered into a cooperation agreement with Pate’s Grammar School, a K-12 co-educational institution in London, UK, where we will focus on the mutual learning of teaching materials and mutual communication of teachers, in collaboration with Pate’s Grammar School.

We recorded research and development expenditure of RMB3.2 million (approximately US$0.5 million) for the fiscal year ended June 30, 2020, which amounted to approximately 0.2% of our total revenue, and was included in “cost of sales” and “administrative expenses”.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2018 to June 30, 2020 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2020:

		Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital Commitments (1)
Leasehold improvement	47,813	47,813	-	-	-
Furniture, fixtures and other equipment	2,826	2,826	-	-	-
Lease Obligations (2)	27,356	2,687	6,284	5,157	13,228

(1)	Includes payments to be made to Heng Zhong Da, a company over which Mr. Feng has significant influence, relating to the renovation of school buildings in Wuhu Hailiang Experimental School, Zhenjiang Jianghe High School of Art and Tianma Experimental School, and payments to be made to certain third-party vendors for the purchase of furniture, equipment and leasehold improvements.

(2)	Mainly represent lease obligations for the lease of Zhenjiang Jianghe High School of Art, the land use right of Tianma Experimental School and the lease of Mingyou educational training schools located in Hangzhou and Zhuji City.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our business strategies and initiatives as well as our business plans;
•	our future business development, results of operations and financial condition;
•	the development of the outbreak of COVID-19 in China and elsewhere;
•	growth of and trends and competition in the education industry in China;
•	PRC governmental policies and regulations relating to the education industry in China; and
•	general economic and business conditions in China.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is 1508 Binsheng road, Binjiang District, Hangzhou City, Zhejiang province, 310051, People’s Republic of China:

Name	Age	Position/title
Junwei Chen*	29	Chairman and chief executive officer
Cuiwei Ye	61	Director and principal general
Ken He	40	Independent director
Xiaohua Gu	48	Independent director
Xiaofeng Cheng	45	Independent director
Peng Fan	38	Vice President
Ping Huang	49	Vice President
Lei Peng	49	Vice President
Zhougang Zhu	41	Vice President
Jian Guo Yu	47	Chief financial officer
Litao Qiu	54	Board secretary

* Mr. Junwei Chen took office in his capacity as chairman and member of the board and as the chief executive officer of the Company on June 23, 2020, after Mr. Ming Wang retired and resigned as chairman and member of the board and as the chief executive officer of the Company on the same date.

Mr. Junwei Chen has served as the chairman of the board of directors and chief executive officer of Hailiang Inc. since June 2020, as the president of Hailiang Education Management Group Co., Ltd. since March 2019 and as the vice president of Hailiang Group Co., Ltd. since January 2019. Mr. Chen received a doctorate degree in Energy and Resource Engineering from Peking University in 2019. While pursuing his doctorate degree, he served as the 38th president of the postgraduate student union, and organized many social undertakings, including the Peking University Doctoral Services Group. He was invited to the Great Hall of the People to receive commendation for his active participation in poverty alleviation. Mr. Chen holds multiple patents and has published several influential academic papers in international journals.

Mr. Cuiwei Ye has served as a director and principal general of Hailiang Inc. since November 3, 2017. With the accumulation of 17 years of experience being the principal of Hangzhou No.2 High School, Mr. Ye is a seasoned school principal with high reputation and rich experience in education. Mr. Ye received a Bachelor of Science Degree in Biology from Hubei University, a Master’s Degree in Education Leadership from the University of Canberra in Australia, and is currently a PhD candidate from East China Normal University. As a nationally renowned principal, Mr. Ye has been awarded with several honorary titles by education organizations and media, such as Person of the Year of Chinese Brands in 2017, Contemporary Education Master, one of China’s Top 10 Popular Principals selected by China Education Newspaper, China’s Good Principal selected by China Education Website, initiator of high school principal’s real-name recommendation system of Peking University, Adjunct professor of high school principal training center of Ministry of Education, Adjunct professor of Southwest University, Adjunct professor of Zhejiang Normal University, National Education Advanced Worker, Zhejiang Merit Teacher. In addition, Mr. Ye was appointed by the Zhejiang Provincial People's Government as a special researcher of the Provincial Government in August 2020.

Mr. Ken He has served as our independent director since June 2015. Mr. He is currently serving as the vice president of Racing Capital Management (HK) Limited, an asset management company, where he oversees its asset management and financial activities. Mr. He has also served as independent director of Ebang International Holdings Inc. since June 2020. From August 2011 to September 2015, Mr. He served as the chief financial officer of China Shengda Packaging Group Inc., or China Shengda, where he oversaw China Shengda’s financing and investment activities, accounting practices and investor relations. Before joining China Shengda, Mr. He served as an investment director of Wealthcharm Investments Limited, a private investment company, from September 2009. Prior to that, Mr. He spent five years at PricewaterhouseCoopers Australia and China. Having several years of experience in the financial and accounting field, Mr. He is experienced and familiar with Chinese accounting standards, Hong Kong accounting standards, Australian accounting standards, international accounting standards and U.S. GAAP, as well as the differences among them. Mr. He holds a master’s degree in applied finance from Macquarie University, Australia. Mr. He is a U.S. Certified Public Accountant, and he also holds a Certified Public Accountant designation from the Chinese Institute of CPA, a Certified Public Accountant designation from the Hong Kong Institute of CPA, a Certified Practicing Accountant designation from the CPA Australia and a Chartered Financial Analyst designation from the CFA Institute.

Mr. Xiaohua Gu has served as our independent director since June 2015. Since August 1, 2016, Mr. Gu has served as the Chief Financial Officer for Dragon Victory International Limited (Nasdaq: LYL). From July 2006 to February 2010, Mr. Gu was the Hangzhou branch manager of the KPMG Consulting (China) CO., Ltd. From March 2010 to February 2012, Mr. Gu Xiaohua was the partner of RichLink International Investment Co., Ltd. From March 2012 to present, Mr. Gu has been a Director of China Education Group, Associate Director of HEP CPA Shanghai Branch. Mr. Gu holds a Master’s Degree in Newcastle University and a Master’s Degree in Finance in Leeds Metropolitan University.

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

Mr. Peng Fan has served as our vice president since August 2020 and is responsible for investor relations, mergers and acquisitions, and capital markets. Prior to joining us, Mr. Fan served as the chief strategy officer of Aesthetic Medical International Holdings Group Limited from August 2018 to August 2020, where he oversaw securities affairs, investor relations, board office, mergers and acquisitions. Before August 2018, Mr. Fan Peng served as the chief financial officer of Cashbus (Cayman) Limited from October 2017 to July 2018. From May 2016 to October 2017, Mr. Fan was the Head of Investor Relations and Capital Markets of Dali Foods Group Company Limited, a company listed on the main board of The Stock Exchange of Hong Kong Limited (stock code: 3799), and was primarily responsible for investor relations, corporate development, and mergers and acquisitions. From December 2007 to May 2016, Mr. Fan Peng served at Hong Kong Branch of Deutsche Bank AG where his position was vice president in the corporate finance division. From May 2007 to December 2007, Mr. Fan Peng served as an analyst in the investment banking department of HSBC Markets (Asia) Limited. From July 2006 to May 2007, Mr. Fan served as a business analyst in the investment banking group of Macquarie Investment Advisory (Beijing) Co, Ltd. Mr. Fan Peng currently also serves as an independent non-executive director of Jiangsu Innovative Ecological New Materials Limited, a company listed on the main board of The Stock Exchange of Hong Kong Limited (stock code: 2116). Mr. Fan Peng received his bachelor's degree in accounting and master's degree in business administration from Tsinghua University in July 2004 and July 2006, respectively.

Mr. Ping Huang has served as the Vice President of Hailiang Management since August 2018 and vice principal general since March 2019, and as the chairman of the board of Hailiang Preschool education group since November 2019 and the president of Hailiang Preschool education group since March 2020. Before these current positions, Mr. Huang has served as the executive vice principal of Hailiang Inc. from 2017 to 2018 and vice principal of Hailiang Inc. from March 2016 to May 2017. Mr. Huang has also served as the principal of Hailiang Elementary School from August 2015 to present. From August 2011 to March 2016, Mr. Huang served as the principal of the Elementary School of Tianma Experimental School. Mr. Huang has worked in Hailiang Inc. since 1995 in various functions. Mr. Huang received a bachelor’s degree from Central Broadcast and Television University in 2006. Mr. Huang has won various honor awards in the PRC education section including Outstanding Teacher of Zhejiang’s Private Education Elementary and Secondary School Chapter and Chunchan Award of Zhejiang Province.

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

Mr. Zhougang Zhu has served as the vice president of Hailiang Management since May 2019 and the principle of Xinchang Nanrui Experimental School and Hailiang Overseas Chinese School. Mr. Zhu joined Hailiang Group since 1998, but he left to work in other companies for a few years and returned to Hailiang Group in August 2016. During this period, Mr. Zhu has served as the vice principle of Huangshan Middle School and the principle of Donghe Middle School. Mr. Zhu received a bachelor degree in music education from Zhejiang Normal University, and is currently pursuing a master degree in mathematics at East China Jiao Tong University. Mr. Zhu has won honor awards in the PRC education including the National First Prize of Mathematics Course and Famous Principle of Zhejiang Province.

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

Mr. Litao Qiu has served as our Board Secretary since August 2017 and as a director of Hailiang Consulting since September 2018. Mr. Qiu has a bachelor’s degree in applied computer science and graduate diploma in computer education from Edith Cowan University, a master’s degree in system management from Sunderland University, and an EMBA degree from Fudan University. Mr. Qiu has served as Vice chairman and director of the board of Hailiang Management Financial Leasing Co. Ltd. since June 2016; as Assistant to CEO of Hong Kong Leonit Ltd., a related party of the Company, since March 2016; as a director of the board of Hailiang Australian Agriculture Development Pty Ltd. since December 2014; as a director of the board of Hailiang Australian Agriculture Land Trust since December 2014; as a director of the board of Hailiang Australian Land Investment Company Pty Ltd. since December 2014; and as Associate Vice President of Hailiang Group Co. Ltd. since July, 2012.

Departure of Chairman, Director and Chief Executive Officer

On May 18, 2020, Mr. Ming Wang notified the Company of his desire to retire and resign as chairman and member of the board and as the chief executive officer of the Company. Mr. Wang continued in his role through June 23, 2020 after the adjournment of the Company’s annual general meeting of shareholders. Mr. Wang’s departure did not result from any disagreement with the Company or its auditors regarding any matter related to the Company’s operations, policies or practices.

B. Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended June 30, 2020, we paid an aggregate amount of RMB5.5 million (approximately US$0.8 million) in cash compensation to our directors and executive officers, that were disclosed in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”. Since some directors and executive officers also held multiple management positions in our related parties, we recognized and paid part of the compensations within the scope of their job functions in our group.

Our PRC subsidiaries are required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiaries paid retirement and similar benefits for our officers and directors in the year ended June 30, 2020.

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

D. Employees

We had 4,129, 4,183 and 4,164 employees as of June 30, 2018, 2019 and 2020, respectively. The majority of our employees are full-time and have signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff, we also have employees in marketing, information technology and general administration. The following table sets forth the numbers of our employees, categorized by function as of June 30, 2020.

Function	Number of Employees
Teachers and educational staff	2,153
Cafeteria and dining hall staff	678
Student living staff	520
Security and safety staff	88
Administrative staff	330
Other staff	395
Total	4,164

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of October 14, 2020 by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our ordinary shares; and,

•	officers and directors as a group.

The calculations in the table below are based on there being 412,450,256 ordinary shares outstanding as of October 14, 2020.

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

Ordinary Shares beneficially owned
Name	Number	%
Directors and Executive Officers:
Junwei Chen	—	—
Cuiwei Ye	—	—
Ken He	—	—
Xiaohua Gu	—	—
Xiaofeng Cheng	—	—
Peng Fan	—	—
Ping Huang	—	—
Lei Peng	—	—
Zhougang Zhu	—	—
Jian Guo Yu	—	—
Litao Qiu	—	—
Directors and Officers as a group (11 persons)

Principal Shareholder:
Hailiang Feng(1)	360,000,000	87.28

(1)	Includes 223,200,000 shares held by Jet Victory International Limited, 100,800,000 shares held by Brilliant One Development Limited, 18,000,000 shares held by Fame Best International Limited and 18,000,000 shares held by Gain Success Group Limited. Jet Victory International Limited is a British Virgin Islands, or BVI company wholly-owned by Jet Victory Group Limited, a BVI company wholly owned by Jet Victory Holdings Limited, a BVI company that is wholly owned by an irrevocable trust controlled by Mr. Feng, the settlor of the trust. Gain Success Group Limited is a BVI company wholly-owned by Candid Group Limited, a BVI company wholly owned by Candid Holdings Limited, a BVI company that is wholly owned by an irrevocable trust controlled by Mr. Feng, the settlor of the trust. Fame Best International Limited is a BVI company wholly owned by Mr. Feng. Brilliant One Development Limited is a BVI company wholly owned by Hailiang Group. As of the date of this annual report on Form 20-F, Hailiang Group is controlled by Mr. Feng and is held 43.6% by Mr. Feng, 40.3% by Ningbo Zhetao Investment Holdings Co., Ltd. and 9.3% by Ningbo Dunshi Investment Co., Ltd. Ningbo Zhetao Investment Holdings Co., Ltd. is controlled by Mr. Feng and is held 58.8% by Mr. Feng and 31.6% by Beize Group. Beize Group is controlled by Mr. Feng and is held 99.8% by Mr. Feng and 0.2% by his brother in law. Ningbo Dunshi Investment Co., Ltd. is controlled by Mr. Feng and is held 96.6% by Mr. Feng. All the remaining minority equity interests in such shareholding entities are held by Mr. Feng’s relatives and/or independent third parties.

As of the date of this annual report on Form 20-F, none of our outstanding ordinary shares are held by holders of record in the United States. None of our existing shareholders have different voting rights from other shareholders as of the date of this annual report on Form 20-F. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

On October 31, 2016, we provided a one-year-period interest-free loan in the amount of US$14.5 million (the “Leonit Loan”) to Leonit, a related party of the Company. On the same date, Hailiang Group, controlled by Mr. Feng and a related party of the Company, provided an interest-free loan in the amount of US$14.5 million (the “2016 Hailiang Loan”) to Hailiang Consulting, our PRC WOFE, due when the Leonit Loan is paid off.

On October 9, 2017, we and Leonit agreed to extend the due date of the Leonit Loan to October 30, 2018 with renewal option of both parties agree.

Similarly, on October 9, 2017, Hailiang Group and Hailiang Consulting agreed to extend the due date of the 2016 Hailiang Loan to October 30, 2018 with renewal option if both parties agree.

Separately, on December 5, 2017, Leonit provided an interest-free loan in the amount of US$1.15 million (the “2018 Leonit Loan”) to us, due on December 4, 2018 with renewal option if both parties agree. The loan of US$1.15 million was offset against the Leonit loan per the agreement between the Company and Leonit.

During the year ended June 30, 2019, Leonit repaid part of the Leonit Loan, amounting to US$1.82 million.

During the year ended June 30, 2020, Leonit repaid part of the Leonit Loan, amounting to US$1.70 million, while Hailiang Consulting repaid part of the 2016 Hailiang Loan, amounting to RMB32.1 million (approximately US$4.5 million) to Hailiang Group. We received and will continue to receive an annual guarantee from a related party, incorporated in British Virgin Island and controlled by Hailiang Group, on the Leonit Loan. Therefore, we consider that the credit risk arising from the loan is significantly mitigated by the guarantee.

Deposits

Starting from the 2014 fiscal year, we deposited a certain amount of cash with Hailiang Finance, a related party finance company owned by Hailiang Group. Hailiang Finance may provide funds and financing to entities within the Hailiang Group.

As of June 30, 2019 and 2020, we had held cash at a related party finance entity of RMB223.5 million and RMB489.0 million (approximately US$69.2 million), respectively. During the year ended June 30, 2019, net amount of RMB517.2 million were withdrawn from Hailiang Finance. During the years ended June 30, 2018 and 2020, net amount of RMB679.0 million and RMB265.5 million (approximately US$37.6 million) were placed with Hailiang Finance, respectively.

As of June 30, 2019 and 2020, we had term deposits with maturities not less than three months and not greater than twelve months which are held for the purpose of investment amounting to RMB1,387.1 million and RMB916.6 million (approximately US$129.7 million) placed at Hailiang Finance, respectively. During the year ended June 30, 2018, term deposits of RMB204.0 million were placed with Hailiang Finance, and RMB401.0 million matured. During the year ended June 30, 2019, term deposits of RMB4.7 billion were placed with Hailiang Finance, and RMB3.5 billion matured. During the year ended June 30, 2020, term deposits of RMB3.8 billion (approximately US$539.1 million) were placed with Hailiang Finance, and RMB4.3 billion (approximately US$605.7 million) matured.

The interest income from the deposits during the years ended June 30, 2018, 2019 and 2020 amounted to RMB11.5 million, RMB24.3 million and RMB24.8 million (approximately US$3.5 million), respectively. As part of our cash management policy, we expect to continue to deposit a certain amount of cash generated from our private education business with Hailiang Finance. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September 2019, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2020 to be approximately RMB2.1 billion, and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. Effective from September 28, 2020, the upper deposit budget in 2021 fiscal year changed to RMB2.5 billion (approximately US$353.9 million). In July 2020, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest. As of June 30, 2020, the balance of cash and deposits we had with Hailiang Finance amounted to RMB489.0 million (approximately US$69.2 million) in cash and RMB916.6 million (approximately US$129.7 million) in term deposits, respectively. During the year ended June 30, 2020, our deposits with the finance company are generally made in the form of demand deposits or term deposits with terms ranging from three months to twelve months. The demand deposits are held for the purpose of meeting short-term cash commitments, such as to pay for our operating expenses at any time. The term deposits are held for investment purposes and can be withdrawn prior to their maturity without incurring significant penalties. We are subject to credit risks associated with the term deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We deposit a certain amount of cash with related parties and are subject to credit risks of such related parties.”

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

On April 28, 2019, we and Hailiang Investment mutually terminated the above-mentioned lease agreements and entered into new lease agreements, in order to allocate lease fees to respective schools and subsidiaries according to gross floor area. The term of the lease is for nineteen years since July 1, 2018 and the rental fee is subject to a 5% annual increase from fiscal year 2020 to 2022. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Investment. For the 2019 fiscal year, we recognized rental expenses amounted to RMB31.5 million.

On September 6, 2019, we entered into a series of supplementary contracts with Hailiang Investment regarding the school buildings and the related facilities in three campuses in Zhuji, China from Hailiang Investment, pursuant to which, on September 12, 2019, we made lease prepayments of RMB525.0 million (approximately US$74.3 million, VAT exclusive) regarding the school buildings and the related facilities in three campuses in Zhuji, China from Hailiang Investment for the remaining lease period until June 30, 2037. Regarding other lease contracts with Hailiang Investment and Hailiang Real Estate, we initially recognized right-of-use assets of RMB4.4 million (approximately US$0.6 million) as at July 1, 2019 or the commencement date of the lease. During the year ended June 30, 2020, we recognized interest expense of RMB3.6 million (approximately US$0.5 million) on lease liabilities and settled lease liabilities of RMB529.4 million (approximately US$74.9 million) relating to the above lease contracts with Hailiang Investment and Hailiang Real Estate.

On September 6, 2019,we terminated the lease contract with Nanchang Hongtou due to the liquidation of Haibo Education and Haibo Logistics.

Leasehold improvement contracts

On November 13, 2014, Hailiang Experimental High School entered into three leasehold improvement contracts with Heng Zhong Da Construction Co., Ltd.(“Heng Zhong Da”), a company over which Mr. Feng has significant influence, for outfitting services and related improvements for student dormitories, educational buildings, dining halls, administrative building, sports stadiums, welcoming center and the school hospital of Hailiang Education Park. Pursuant to the three leasehold improvement contracts, Hailiang Experimental High School agreed to pay a total consideration of approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the contracts) to Heng Zhong Da. Heng Zhong Da commenced outfitting and improvements on November 13, 2014 and completed the relevant work prior to June 30, 2016. After a final inspection by Hailiang Experimental High School, the parties of the contracts agreed on the final payment amount to be based on the actual costs incurred which were approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the three leasehold improvement contracts).

Additionally, we also entered into a series of leasehold improvement contracts with Heng Zhong Da for the leasehold improvement of educational buildings, dining halls, student dormitories of our affiliated schools and the amount of the contracts was RMB23.2 million, RMB31.7 million and RMB136.8 million (approximately US$19.4 million) during the years ended June 30, 2018, 2019 and 2020, respectively. As of June 30, 2020, and as of the date of this annual report on Form 20-F, work related to a certain number of the leasehold improvement contracts have completed and payments remitted, while other contracts are open and payments are expected to be remitted upon work completion.

We purchased leasehold improvement service of RMB29.1 million, RMB29.7 million and RMB106.8 million (approximately US$15.1 million) from Heng Zhong Da during the years ended June 30, 2018, 2019 and 2020, respectively.

We have paid RMB24.3 million, RMB37.9 million and RMB76.1 million (approximately US$10.8 million) to Heng Zhong Da during the years ended June 30, 2018, 2019 and 2020, respectively.

Purchase of healthy food products and information service

We purchased healthy food products from Ming Kang Hui Ecological Agriculture Group Co., Ltd., and Ming Kang Hui E-Commerce Co., Ltd., two companies controlled by Mr. Feng, amounting to, RMB38.3 million, RMB69.0 million during the years ended June 30, 2018 and 2019, respectively. We purchased healthy food products from Ming Kang Hui Ecological Agriculture Group Co., Ltd. and Zhuji Hailiang Food Co., Ltd., a related party controlled by Mr. Feng, totally amounting to RMB74.1 million (approximately US$10.5 million) during the year ended June 30, 2020.

We received IT services, student’s physical examination services, travel services and other services from related parties controlled by Hailiang Group, amounting to RMB6.9 million, RMB23.3 million and RMB20.0 million (approximately US$2.8 million) during the year ended June 30, 2018, 2019 and 2020, respectively.

Sales of products and services

For the years ended June 30, 2018 and 2019, we provided education and management services to Hailiang Kindergarten, Zhuji Hailiang Jinshan Kindergarten and Tianma Kindergarten, which were controlled by Hailiang Group, and other 19 schools controlled by Hailiang Investment, including Xiantao No.1 Middle School, Xinchang Nanrui Experimental School, Feicheng Hailiang Foreign Language school, Jinhua Hailiang Foreign Language School and 15 Baishu Schools. Education and management service fees of RMB12.3 million, and RMB28.3 million were charged to the above-mentioned schools for the fiscal year 2018 and 2019, respectively.

For the year ended June 30, 2020, we provided education and management services to Hailiang Kindergarten, Zhuji Hailiang Jinshan Kindergarten and Tianma Kindergarten, which were controlled by Hailiang Group, and other 4 schools controlled by Hailiang Investment, including Xiantao No.1 Middle School, Xinchang Nanrui Experimental School, Feicheng Hailiang Foreign Language school and Jinhua Hailiang Foreign Language School. Education and management service fees of RMB8.9 million (approximately US$1.3 million) were charged to the abovementioned schools for the 2020 fiscal year.

On October 30, 2019, Hailiang Investment disposed all of the equity interest in Xinyu Baishu Technology Service Co., Ltd. (“Xinyu Baishu”) and hence Xinyu Baishu is not considered as a related party since then.

We provided property and logistics management services to Ming Kang Hui supermarkets located on our campuses. These supermarkets are operated by Zhejiang Ming Kang Hui Food Co., Ltd., controlled by Mr. Feng, The services we provided amounted to RMB4.6 million, RMB4.9 million and RMB3.4 million (approximately US$0.5 million) during the years ended June 30, 2018, 2019 and 2020.

We sold products and other services to our related parties, amounting to RMB0.4 million, RMB3.3 million and RMB3.5 million (approximately US$0.5 million) during the years ended June 30, 2018, 2019 and 2020.

Disposal of affiliated entities to related parties

We transferred our 100% equity interest in Tianma Kindergarten and 100% equity interest in Hailiang Kindergarten to Zhuji Hailiang Preschool Education Group Co., Ltd., a related party of the Company controlled by Hailiang Group, and transferred the sponsorship and 100% equity interest in Chuzhou School to Chuzhou Zhengxu Education Information Consulting Co., Ltd., a related party of the Company controlled by Hailiang Group, and recognized an aggregate gain on disposal of RMB5.3 million during the year ended June 30, 2018. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Gain on disposal of affiliated entities.”

Acquisition of subsidiaries or affiliated entities from related parties

In August 2017, Haibo Education and Haibo Logistics were incorporated by Xinyu Baishu, an entity ultimately controlled by Mr. Feng. The contributed capitals from Xinyu Baishu in Haibo Education and Haibo Logistics were RMB6.0 million and RMB5.0 million, respectively. In January 2018, Xinyu Baishu transferred 56% equity interests in each of Haibo Education and Haibo Logistics to Ningbo Haoliang with considerations of RMB3.4 million and RMB2.8 million, respectively. The considerations were equivalent to the cost of 56% of the contributed capital since Haibo Education and Haibo Logistics had no substantive operation as of the acquisition date. Haibo Education and Haibo Logistics were under common control with us both immediately before and after the acquisition, and we recognized the assets and liabilities of Haibo Education and Haibo Logistics at historical cost.

In January 2018, Xinyu Baishu also transferred the remaining 44% equity interest in Haibo Education and Haibo Logistics to Nanchang Baishu Education Group (“Nanchang Baishu Education”). The 44% equity interests owned by Nanchang Baishu Education were recorded as non-controlling interests.

In November 2018, Haibo Education and Haibo Logistics declared and fully paid dividends amounting to RMB6.1 million and RMB1.4 million to Nanchang Baishu Education, respectively.

In September 2019, Haibo Education and Haibo Logistics declared and fully paid dividends amounting to RMB17.7 million (approximately US$2.5 million) and RMB3.5 million (approximately US$0.5 million) to Nanchang Baishu Education, respectively.

In December 2019, net assets attributable to Nanchang Baishu Education was paid upon the liquidation of Haibo Education and Haibo Logistics, totally amounting to RMB3.7 million (approximately US$0.5 million).

In July 2019, we acquired 100% shares of Zhuji Tianma Boya Training Center Co., Ltd. with the consideration of RMB0.1 million (approximately US$0.01 million) from Hailiang Investment.

In May 2020, the Company acquired 100% shares of Zhuji Yuesheng Management Consulting Co., Ltd. with the consideration of RMB0.1 million (approximately US$0.01 million) from Hailiang Investment.

Capital contribution

Mr. Feng made capital contribution of RMB 15 million to us through payment of awards to outstanding teachers of our schools to recognize their outstanding performance and contributions during fiscal year 2019.

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

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our ADSs are listed on the NASDAQ Global Market under the symbol “HLG.” Each ADS represents 16 of our ordinary shares. For the period from June 30, 2019 to June 30, 2020, the trading price of our ADSs on the NASDAQ Global Market has ranged from US$31.85 to US$75.43 per ADS.

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

People’s Republic of China Taxation

Hailiang Inc. is a holding company incorporated in the Cayman Islands and its income depends primarily on dividends from our PRC subsidiaries. The New EIT Law and its implementation rules provide that an income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprise shareholders unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. Under the Double Tax Avoidance Arrangement, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by the PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement between China and Hong Kong and other applicable PRC laws, will be subject to withholding tax at the rate of 5%. Pursuant to the Administrative Measures on Entitlement of Non-residents to Treatment under Tax Treaties, non-resident taxpayers which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to continuous administration by the tax authorities. On October 14, 2019, the State Administration of Taxation promulgated Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which took effect on January 1, 2020 and replaced the Administrative Measures on Entitlement of Non-residents to Treatment under Tax Treaties. According to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of "self-assessment, claiming benefits, retention of the relevant materials for future inspection". Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials for future inspection, and accept follow-up administration by the tax authorities.

Furthermore, the State Administration of Taxation promulgated Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties (“Circular 9”) in February 2018, which took into effect on April 1, 2018 and provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. Under Circular 9, to determine the "beneficial owner" status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out in accordance with the factors set out in Article 2 and actual conditions of the specific case shall be taken into account. According to the Article 2 of Circular 9, generally speaking, if the business activities undertaken by the applicant do not constitute substantive business activities, it will be unfavorable for determination of the applicant’s “beneficial owner” status. Substantive business activities shall include manufacturing, sales and marketing and management activities of a substantive nature. Determination of whether the business activities undertaken by the applicant are of a substantive nature shall be based on the functions actually performed and the risks borne. Investment holding management activities of a substantive nature undertaken by the applicant may constitute substantive business activities; where the applicant undertakes investment holding management activities which do not constitute substantive business activities and simultaneously undertakes other business activities, if such other business activities are not significant enough, the applicant's business activities shall not constitute substantive business activities. Therefore, an agent or conduit company will normally not be regarded as a beneficial owner and not qualify for tax benefits under the treaties or arrangements. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

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

This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	beneficiaries of a trust holding ADSs or ordinary shares.

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

Passive Foreign Investment Company

We are unable to determine whether we were a passive foreign investment company for U.S. federal income tax purposes, or a PFIC, for our taxable year ended on June 30, 2020. For U.S. federal income tax purposes, an entity is a PFIC for any taxable year if applying applicable look-through rules, either (i) at least 75% of its gross income for such year is passive income, or (ii) at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. We have not been able to determine the fair market value of all of our assets on a quarterly basis with sufficient certainty to determine whether we were a PFIC for our taxable year ended on June 30, 2020. Additionally, we have a significant amount of cash, which is a passive asset, and consequently the determination of our PFIC status for our current taxable year ended on June 30, 2020 will depend primarily on the trading price of our ADSs and the rate at which we use our cash (including cash raised in our initial public offering) and other liquid assets to acquire non-passive assets during the remainder of the current taxable year. Accordingly, we cannot confirm that we will be treated as a PFIC for our current taxable year or for any future taxable year or that the United States Internal Revenue Service, or IRS, will not take a contrary position.

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We however, must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the assets held for the production of passive income, it is possible that, for our 2020 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Hailiang Management and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Hailiang Management and its subsidiaries, and as a result, we are treating Hailiang Management as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, according to Internal Revenue Code Section 1297(c), a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Although we do not technically own any stock in Hailiang Management, because of our control of management decisions of Hailiang Management, our entitlement to economic benefits associated with Hailiang Management, and the inclusion of Hailiang Management as part of the consolidated group, there is a risk that our interest in Hailiang Management might be considered a deemed stock interest. Therefore, the income and assets of Hailiang Management and its subsidiaries should be included in the determination of whether or not we are a PFIC in any taxable year. It is important to emphasize that there is little to no guidance other than the statute itself (Internal Revenue Code Section 1297(c)) and analogous portions of the code, treasury regulations and other accepted authorities and as such it is possible for the IRS to challenge the argument that the look through rule would apply in this case, especially since the statute explicitly says “stock.” Thus, if we are not treated as owning Hailiang Management and its subsidiaries for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our cash and other liquidity assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ADSs or ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold our ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold our ADSs or ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to our ADSs or ordinary shares.

If we are a PFIC for any taxable year (which we are currently unable to determine) during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

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

We had cash held by third-party financial institutions located in the PRC, Hong Kong SAR. The bank deposits with financial institutions in the PRC are insured by the government authority for up to RMB500. The bank deposits with financial institutions in the Hong Kong SAR are insured by the government authority for up to HK$500. We have not experienced any losses in uninsured bank deposits and do not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, we primarily place bank deposits with large financial institutions in the PRC, Hong Kong SAR with acceptable credit rating. We have historically made deposits with Hailiang Finance. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties—Deposits.” Hailiang Finance, a subsidiary of Hailiang Group, is a finance company that is licensed to provide intra-group financing arrangements within Hailiang Group subsidiaries and other related party companies. The establishment of Hailiang Finance was approved by the China Banking Regulatory Commission, or CBRC, as a non-banking financial institution to solely facilitate Hailiang Group’s internal financing transactions including issuing loans to and accepting cash deposits from its subsidiaries and other related party entities. Pursuant to the license issued by CBRC, Hailiang Finance is not permitted to make any loans or accept any deposits from any parties that are unrelated to Hailiang Group, except for inter-bank transactions with other unrelated commercial banks. Hailiang Group and Mr. Feng have provided a guarantee on our deposits with Hailiang Finance. Based on one recent PRC credit rating organization, Hailiang Group has been rated AA+ which indicates strong ability to make payments on debts as they become due. Management believes that the credit risk on our deposit is low considering Hailiang Group’s guarantee and credit rating. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective from September 28, 2020, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2021 to be approximately RMB2.5 billion (approximately US$353.9 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. As of June 30, 2020, we had cash and term deposits of RMB1,405.6 million (approximately US$198.9 million) at Hailiang Finance which represented 50.4% of our consolidated total assets as of June 30, 2020.

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

The following are the contractual maturities of financial liabilities, which are based on contractual undiscounted cash flows and the earliest date we can be required to pay:

	June 30, 2020
	Carrying amount		Contractual cash flow		1 year or less		1-2 years		2-5 years		more than 5 years
Non-derivative financial instruments
Trade and other payables due to third parties	RMB	264,870	RMB	264,870	RMB	264,870		—		—		—
	US$	(37,490)	US$	(37,490)	US$	(37,490)		—		—		—
Other payables due to related parties	RMB	136,045	RMB	136,045	RMB	136,045		—		—		—
	US$	(19,256)	US$	(19,256)	US$	(19,256)		—		—		—
Lease liabilities	RMB	20,502	RMB	27,356	RMB	2,687	RMB	3,442	RMB	7,999	RMB	13,228
	US$	(2,902)	US$	(3,872)	US$	(380)	US$	(487)	US$	(1,132)	US$	(1,872)

Interest Rate Risk

The interest rates of cash held in bank and cash and term deposits placed with Hailiang Finance ranged from 0.30% to 2.1% per annum for the years ended June 30, 2019 and 2020, respectively. We do not have any financial assets that were designated at fair value through profit or loss. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.6%, 2.1% and 2.9% in 2018, 2019 and 2020, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended June 30, 2020, we did not receive any payment from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (the “Shelf Registration Statement”), filed on December 22, 2017 and declared effective on January 5, 2018 (File Number 333-222271) for our shelf offering of $10,000,000 of our ordinary shares, including ordinary shares represented by ADSs, or warrants to purchase ordinary shares or ADSs in any combination from time to time in one or more offerings, at prices and on terms described in one or more supplements to prospectus as part of the Shelf Registration Statement. As of the date of this annual report on Form 20-F, we have not received any proceeds from our shelf offering as we have not made any takedown in connection with the shelf offering.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2020. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of June 30, 2020 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards (“IFRSs”), as issued by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2020. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2020.

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

Changes in Internal Control Over Financial Reporting

There are no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act ) that occurred during the year ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	For the year ended June 30,
	2019		2020
		(In thousand)
Audit fees(1)	RMB	3,913	RMB	4,239	US$	600
Audit-related fees(2)	RMB	—	RMB	1,100	US$	156
Tax fees(3)	RMB	—	RMB	—	US$	—
All other fees(4)	RMB	—	RMB	—	US$	—
TOTAL	RMB	3,913	RMB	5,339	US$	756

(1)	“Audit fees” are defined as the audit that needs to be performed each year in order to issue opinions on our consolidated financial statements and limited procedures performed in relation to interim financial information. We paid or accrued expenses of RMB3,913 and RMB4,239 to KPMG Huazhen LLP related to its audit of our annual financial statements for the years ended June 30, 2019 and 2020, respectively, and limited procedures performed in relation to interim financial information.

(2)	“Audit-related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services and due diligence services relating to acquisitions by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	"Tax Fees" represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	"All Other Fees" represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under "Audit fees," "Audit-related fees" and "Tax fees.".

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

Item 19. EXHIBITS

Exhibit number	Description of document
1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

1.2	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.1	Form of the Registrant’s American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American depositary shares (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on March 20, 2015)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.3	English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Management, dated December 31, 2013 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.4	English translation of Call Option Agreement among Hailiang Consulting, Hailiang Management and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.5	English translation of Power of Attorney from Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.6	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Management, Hailiang Management’s affiliates and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.7	English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Zhuji Hailiang Foreign Language School, dated June 30, 2009 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.8	English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Hailiang Experimental High School, dated June 30, 2005 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.9	English translation of Supplemental Agreement to Property Lease Agreement between Hailiang Management Group Co., Ltd. and Hailiang Experimental High School, dated June 30, 2012 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.10	English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Tianma Experimental School, dated June 30, 2009 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.11	English translation of Property Lease Cooperation Agreement among Hailiang Management Group Co., Ltd., Hailiang Experimental High School. Hailiang Group and Mr. Feng, dated November 13, 2014 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.24	English translation of Decoration and Renovation Project Execution Contract between Hailiang Experimental High School and Heng Zhong Da Construction Limited Company, dated November 13, 2014 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.25	English translation of Guarantee Letter made by Hailiang Group, dated September 29, 2014 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.26	English translation of Guarantee Letter made by Mr. Feng dated September 29, 2014 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.27	Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 2, 2015 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on June 2, 2015)

4.28	English translation of Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Management and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.29	English translation of Amended and Restated Power of Attorney from Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.30	English translation of Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Management, Hailiang Management’s affiliates and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.31	English translation of Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Management, dated June 30, 2017 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.32	English Translation of Second Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.33	English Translation of Second Amended and Restated Powers of Attorney among Mr. Feng, Zhejiang Zhongyida Investment Co., Ltd. and Hailiang Consulting, dated February 23, 2018 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.34	English Translation of Second Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.35	English Translation of Second Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

8.1*	Subsidiaries and Affiliated Entities of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14/15d-14

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14/15d-14

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP

15.2*	Consent of Marcum Bernstein & Pinchuk LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

**	In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 34-47986, the certifications furnished in Exhibit 13.1 and Exhibit 13.2 herewith are deemed to accompany this Form 20-F and will not be deemed filed for purposes of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act or the Exchange Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hailiang Education Group Inc.

By:	/s/ Junwei Chen
Name: Junwei Chen
Title: Chairman and Chief Executive Officer

Date: October 14, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Hailiang Education Group Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Hailiang Education Group Inc. and subsidiaries (the “Company”) as of June 30, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

Changes in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for leases due to the adoption of IFRS 16, Leases  as of July 1, 2019. In addition, as discussed in Note 4 to the consolidated financial statements, as of July 1, 2018, the Company has changed its method of accounting for revenue recognition due to the adoption of IFRS 15, Revenue from Contracts with Customers  and has changed its method of accounting for financial instruments due to the adoption of IFRS 9, Financial instruments.

Related Party Transactions

As discussed in Note 20 to the consolidated financial statements, the Company entered into significant transactions with related parties for the years ended June 30, 2020 and 2019.

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

October 14, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Hailiang Education Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, shareholders’ equity and cash flows of Hailiang Education Group Inc. (the “Company”) for the year ended June 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020

 (Amounts in thousands except per share data)

	Note	2018 RMB	2019 RMB	2020 RMB
Revenue	5	1,169,348	1,499,025	1,482,599
Cost of revenue	8(ii)	(804,674)	(1,026,903)	(983,175)

Gross profit		364,674	472,122	499,424
Other income, net	6	3,689	25,100	72,776
Selling expenses	8(ii)	(24,539)	(25,003)	(26,899)
Administrative expenses	8(ii)	(63,374)	(72,661)	(77,536)

Operating profit		280,450	399,558	467,765
Gain on disposal of affiliated entities	8(iii)	5,349	—	—
Finance income	8(i)	11,391	24,935	25,120
Finance costs	8(i)/12(b)	—	—	(4,363)
Net finance income		11,391	24,935	20,757

Profit before tax		297,190	424,493	488,522
Income tax expenses	9	(66,288)	(108,713)	(121,924)

Net Profit		230,902	315,780	366,598

Profit attributable to:
Net profit/(loss) attributable to non-controlling interests	17	8,314	22,359	(4,234)
Net profit attributable to Hailiang Education Group Inc. (the “Company”)’s shareholders		222,588	293,421	370,832
		230,902	315,780	366,598

Earnings per share
Basic and diluted earnings per share	10	0.54	0.71	0.90

Net Profit		230,902	315,780	366,598

Other comprehensive (loss)/income
Items that will not be reclassified to profit or loss
Exchange differences on translation of financial statements of the Company		(3,016)	4,086	2,966
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translation of financial statements of foreign operations other than the Company		474	(776)	(640)
Other comprehensive (loss)/income, net of nil income tax		(2,542)	3,310	2,326

Total comprehensive income		228,360	319,090	368,924

Total comprehensive income attributable to:
Total comprehensive income/(loss) attributable to non- controlling interests	17	8,314	22,359	(4,234)
Total comprehensive income attributable to the Company’s shareholders		220,046	296,731	373,158
		228,360	319,090	368,924

Note:

The Group has initially applied IFRS 15 and IFRS 9 as of July 1, 2018. Under the cumulative effect method, comparative information is not restated. See note 4(m) and 4(c), respectively.

The Group has initially applied IFRS 16 as of July 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See note 3.

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2019 AND 2020

(Amounts in thousands)

		2019	2020
	Note	RMB	RMB
Assets
Property and equipment, net	11	620,623	628,538
Intangible assets and goodwill, net	13	99,525	97,806
Right-of-use assets	12(a)	—	517,609
Contract costs		9,899	10,766
Prepayments to third party suppliers		94	75
Deferred tax assets	9	—	568

Non-current assets		730,141	1,255,362

Other receivables due from related parties	20(b)	91,674	76,646
Other current assets	14	31,706	36,723
Term deposits held at a related party finance entity	20(b)	1,387,094	916,601
Restricted bank deposits		1,613	324
Cash and cash equivalents	15/20(b)	260,684	503,021

Current assets		1,772,771	1,533,315

Total assets		2,502,912	2,788,677

Equity
Share capital	16	268	268
Share premium	16	134,583	134,583
Contributed capital	16	251,034	251,034
Reserves	16	360,914	394,865
Retained earnings		905,009	1,244,216
Total Hailiang Education Group Inc. shareholders' equity		1,651,808	2,024,966
Non-controlling interests	17	37,439	10,797

Total equity		1,689,247	2,035,763

Liabilities
Contract liabilities	5(c)	2,579	3,159
Deferred tax liabilities	9	4,691	4,607
Lease liabilities	12(d)	—	18,749
Non-current liabilities		7,270	26,515

Trade and other payables due to third parties	18	218,122	264,870
Other payables due to related parties	18/20(b)	134,745	136,045
Contract liabilities	5(c)	398,951	274,874
Income tax payable		54,577	48,857
Lease liabilities	12(d)	—	1,753

Current liabilities		806,395	726,399

Total liabilities		813,665	752,914
Commitments and contingencies	21	—	—
Total equity and liabilities		2,502,912	2,788,677

Note:

The Group has initially applied IFRS 15 and IFRS 9 as of July 1, 2018. Under the cumulative effect method, comparative information is not restated. See note 4(m) and 4(c), respectively.

The Group has initially applied IFRS 16 as of July 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See note 3.

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020

(Amounts in thousands)

	Share	Share	Contributed	Translation	Statutory	Retained	Total Hailiang Education Group Inc. shareholders’	Non-controlling	Total
	capital	premium	capital	reserve	reserve	earnings	equity	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	Note 16	Note 16	Note 16	Note 16	Note 16			Note 17
Balance at June 30, 2017	267	134,584	235,895	10,686	267,358	452,823	1,101,613	—	1,101,613
Total comprehensive income
Profit for the year	—	—	—	—	—	222,588	222,588	8,314	230,902
Other comprehensive loss	—	—	—	(2,542)	—	—	(2,542)	—	(2,542)

Total comprehensive (loss)/income	—	—	—	(2,542)	—	222,588	220,046	8,314	228,360
Transfer to statutory reserve	—	—	—	—	37,165	(37,165)	—	—	—
Establishment of subsidiaries under common controlled by ultimate shareholder (Note 20(a)(xi))	—	—	11,000	—	—	—	11,000	—	11,000
Transfer of equity interests in subsidiaries under common controlled by ultimate shareholder to the Company and non- controlling interests (Note 20(a) (xi))	—	—	(11,000)	—	—	—	(11,000)	4,840	(6,160)

Exercise of warrants	1	(1)	—	—	—	—	—	—	—

Balance at June 30, 2018	268	134,583	235,895	8,144	304,523	638,246	1,321,659	13,154	1,334,813
Adjustment on initial application of IFRS 15, net of income tax	—	—	—	—	—	18,279	18,279	—	18,279
Restated balance at July 1, 2018	268	134,583	235,895	8,144	304,523	656,525	1,339,938	13,154	1,353,092
Total comprehensive income
Profit for the year	—	—	—	—	—	293,421	293,421	22,359	315,780
Other comprehensive income	—	—	—	3,310	—	—	3,310	—	3,310
Total comprehensive income	—	—	—	3,310	—	293,421	296,731	22,359	319,090
Transfer to statutory reserve	—	—	—	—	44,937	(44,937)	—	—	—
Acquisition of business with non-controlling interests	—	—	—	—	—	—	—	9,408	9,408
Contributed capital (Note 16(a)(iii))	—	—	15,139	—	—	—	15,139	—	15,139
Dividends	—	—	—	—	—	—	—	(7,482)	(7,482)
Balance at June 30, 2019	268	134,583	251,034	11,454	349,460	905,009	1,651,808	37,439	1,689,247
Total comprehensive income
Profit for the year	—	—	—	—	—	370,832	370,832	(4,234)	366,598
Other comprehensive income	—	—	—	2,326	—	—	2,326	—	2,326
Total comprehensive income	—	—	—	2,326	—	370,832	373,158	(4,234)	368,924
Liquidation of subsidiaries (note 17)	—	—	—	—	(2,364)	2,364	—	(3,713)	(3,713)
Transfer to statutory reserve	—	—	—	—	33,989	(33,989)	—	—	—
Contribution from a non-controlling shareholder (note 17)	—	—	—	—	—	—	—	2,450	2,450
Dividends paid to a non-controlling shareholder of subsidiaries (note 17)	—	—	—	—	—	—	—	(21,145)	(21,145)
Balance at June 30, 2020	268	134,583	251,034	13,780	381,085	1,244,216	2,024,966	10,797	2,035,763

Note:

The Group has initially applied IFRS 15 and IFRS 9 as of July 1, 2018. Under the cumulative effect method, comparative information is not restated. See note 4(m) and 4(c), respectively.

The Group has initially applied IFRS 16 as of July 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See note 3.

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020

(Amounts in thousands)

		2018	2019	2020
	Note	RMB	RMB	RMB
Cash flows from operating activities
Net profit for the year		230,902	315,780	366,598
Adjustments for:

Depreciation of owned property and equipment	8(ii)	113,128	132,026	132,654
Depreciation of right-of-use assets	8(ii)/12(a)	—	—	30,485
Gain on disposal of affiliated entities	8(iii)	(5,349)	—	—
Gain on derecognition of a lease contract	12(b)	—	—	(39)
Loss on the disposal of property and equipment		371	342	691
Amortization of intangible assets	8(ii)	446	1,494	2,694
Net foreign exchange loss/(gain)		324	(465)	(287)
Interest income	8(i)	(11,715)	(24,470)	(24,833)
Interest on lease liabilities	8(i)/12(b)	—	—	4,363
Income tax expenses	9	66,288	108,713	121,924

		394,395	533,420	634,250
Changes in operating assets and liabilities and other, net of effect of acquisitions and disposals:
Other current assets and contract costs		(13,681)	(8,127)	1,415
Prepayment to third party suppliers		2,157	—	—
Trade and other payables due to third parties		30,416	94,885	46,771
Other payables due to related parties		18,000	(5,275)	7,699
Deferred revenue and contract liabilities		165,583	186,731	(123,497)

Cash generated from operating activities		596,870	801,634	566,638
Income tax paid		(8,939)	(111,317)	(135,596)

Net cash generated from operating activities		587,931	690,317	431,042

Cash flows from investing activities
Interest received		10,677	20,592	25,271
Proceeds from sale of property and equipment		1,015	—	737
Purchase of property and equipment		(89,369)	(80,133)	(111,469)
Purchase of intangible assets		—	(1,743)	(935)
Purchase of right-of-use assets	12(c)	—	—	(524,996)
Payments of restricted bank deposits		—	(1,613)	—
Collection of restricted bank deposits		—	—	1,289
Term deposits placed with a related party finance entity	20(a)(ii)	(204,000)	(4,709,697)	(3,808,762)
Maturity of term deposits placed with a related party finance entity	20(a)(ii)	401,000	3,526,603	4,279,255
Repayment of loans from a related party	20(a)(i)	—	12,412	11,850
Acquisition of subsidiaries or an affiliated entity, net of cash acquired		(6,160)	(627)	—
Net proceeds from disposal of affiliated entities, net of cash disposed		17,982	—	—

Net cash generated from/(used in) investing activities		131,145	(1,234,206)	(127,760)

Cash flows from financing activities
Loans borrowed from a related party	20(a)(i)	7,609	—	—
Repayment of loans to a related party	20(a)(i)	—	—	(32,079)
Capital contributions	17	11,000	139	2,450
Payments to a non-controlling shareholder upon the liquidation of subsidiaries	17	—	—	(3,713)
Capital element of lease rentals paid	12(c)	—	—	(2,721)
Interest element of lease rentals paid	12(c)	—	—	(4,174)
Dividends paid to a non-controlling shareholder of subsidiaries	17	—	(7,482)	(21,145)

Net cash generated from/(used in) financing activities		18,609	(7,343)	(61,382)

Net increase/(decrease) in cash and cash equivalents		737,685	(551,232)	241,900
Cash and cash equivalents at beginning of the year		77,801	812,620	260,684
Effect of movements in exchange rates on cash and cash equivalents		(2,866)	(704)	437

Cash and cash equivalents at the end of the year		812,620	260,684	503,021

Non-cash transaction:
Deemed capital contribution for awards paid to the Group’s teachers by the controlling shareholder	16(a)(iii)	—	15,000	—
Net settlement of a loan made to a related party with a loan borrowed from a related party		7,609	—	—
Payables for purchase of property and equipment		31,728	20,501	52,662

Note:

The Group has initially applied IFRS 15 and IFRS 9 as of July 1, 2018. Under the cumulative effect method, comparative information is not restated. See note 4(m) and 4(c), respectively.

The Group has initially applied IFRS 16 as of July 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See note 3.

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

The Group is principally engaged in the provision of education and management services in the People’s Republic of China (“PRC”). The Group mainly offers private K-12 educational services in schools located in Zhuji, Zhejiang Province, Zhenjiang, Jiangsu Province and Lanzhou, Gansu Province, China, after-school enrichment services, education and management services, educational training services and study trip services.

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

In October 2018, the Group’s consolidated affiliated entity, Hailiang Education Management Group Co., Ltd. (“Hailiang Management”), acquired 51% controlling interest in Zhenjiang Jianghe High School of Art Co., Ltd. (“Zhenjiang Jianghe High School of Art”) located in Jiangsu Province, which is a for- profit high school specializing in the arts education.

The Group liquidated Jiangxi Haibo Education Management Co., Ltd. (“Haibo Education”) and Jiangxi Haibo Logistics Management Co., Ltd. (“Haibo Logistics”) in March 2020 and April 2020, respectively.

As of June 30, 2020, the Company’s subsidiaries and consolidated affiliated entities are as follows:

Subsidiaries	Place and year of establishment	Legal ownership	Principal activities
Hailiang Education (HK) Limited (“Hailiang HK”)	Hong Kong, China, 2011	100%	Investment holding
Zhejiang Hailiang Education Consulting and Services Co., Ltd. (“Hailiang Consulting”or “WOFE”)	Zhejiang, China, 2011	100%	Investment holding
Ningbo Hailiang Education Logistics Management Co., Ltd.	Zhejiang, China, 2017	100%	Education and management service
Ningbo Haoliang Information Consulting Co., Ltd. (“Ningbo Haoliang”)	Zhejiang, China, 2017	100%	Education and management service
Zhuji Nianxin Lake Hotel Co., Ltd.	Zhejiang, China, 2017	100%	Hotel management service
Ningbo Hailiang Sports Development Co., Ltd.	Zhejiang, China, 2018	100%	Educational training service
Zhuji Hailiang Supply Chain Management Co., Ltd.	Zhejiang, China, 2018	100%	Procurement and transportation services
Zhuji Hailiang Logistics Service Co., Ltd.	Zhejiang, China, 2018	100%	Accommodation service
Zhuji Hailiang After-school Service Co., Ltd.	Zhejiang, China, 2018	100%	After-school enrichment service
Hailiang Education International Studying Service Limited	Hongkong, China, 2018	100%	Overseas study consulting service
Hangzhou Hailiang International Studying Service Co., Ltd.	Zhejiang, China, 2018	100%	Overseas study consulting service
Hangzhou Hailiang Study Trip Co., Ltd	Zhejiang, China, 2018	100%	Study trip service
Pate’s-Hailiang International College Company Limited	United Kingdom,2018	100%	Overseas study consulting service
Hailiang International Education Group Pte. Ltd.	Singapore, 2020	100%	Investment holding

Consolidated affiliated entities	Place and year of establishment	Legal ownership	Principal activities
Hailiang Management (previously named “Zhejiang Hailiang Education Investment Group Co., Ltd.”)	Zhejiang, China, 2012	N/A*	Investment holding
Zhejiang Hailiang Mingxin Education Technology Co., Ltd.	Zhejiang, China, 2017	N/A*	After-school enrichment service and overseas study consulting service
Hangzhou Hailiang Education Management Co., Ltd.	Zhejiang, China, 2018	N/A*	Education and management service
Hailiang Foreign Language School (“Foreign Language”)	Zhejiang, China, 1995	N/A*	K-12 educational services
Hailiang Experimental High School (“Experimental High”)	Zhejiang, China, 2002	N/A*	K-12 educational services
Tianma Experimental School (“Tianma Experimental”)	Zhejiang, China, 1995	N/A*	K-12 educational services
Hailiang Primary School	Zhejiang, China, 2016	N/A*	K-12 educational services
Hailiang Junior Middle School	Zhejiang, China, 2016	N/A*	K-12 educational services
Hailiang Senior Middle School	Zhejiang, China, 2016	N/A*	K-12 educational services
Hailiang High School of Art (previously named “Hailiang Art Middle School”)	Zhejiang, China, 2017	N/A*	K-12 educational services
Zhuji Hailiang Foreign Language High School Co., Ltd. (“Zhuji Hailiang Foreign Language High School”)	Zhejiang, China, 2018	N/A*	K-12 educational services
Zhenjiang Jianghe High School of Art	Jiangsu, China, 2018	N/A*	K-12 educational services
Zhejiang Mingxin International Travel Co., Ltd.	Zhejiang, China, 2018	N/A*	Study trip service
Shaoxing Sihai International Travel Co., Ltd. (“Sihai International Travel”)	Zhejiang, China, 2010	N/A*	Study trip service
Zhuji Tianma Boya Educational Training Center Co., Ltd.	Zhejiang, China, 2019	N/A*	Educational training service
Hangzhou Mingyou Educational Training School Co., Ltd.	Zhejiang, China, 2019	N/A*	Educational training service
Lanzhou Hailiang Education Consulting Co., Ltd.	Gansu, China, 2019	N/A*	Accommodation and after-school enrichment service
Lanzhou Hailiang Experimental School	Gansu, China, 2020	N/A*	K-12 educational services
Wuhu Hailiang Education Management Co., Ltd.	Anhui, China, 2020	N/A*	Accommodation and after-school enrichment service
Wuhu Hailiang Experimental School	Anhui, China, 2020	N/A*	K-12 educational services
Jinhua Hailiang Education Technology Co., Ltd.	Zhejiang, China, 2020	N/A*	Accommodation and after-school enrichment service
Wenzhou Hailiang Juxian Education Technology Co., Ltd. (“Juxian Technology”)	Zhejiang, China, 2020	N/A*	Accommodation and after-school enrichment service
Hailiang Overseas Chinese School	Zhejiang, China, 2020	N/A*	K-12 educational services
Zhuji Yuesheng Management Consulting Co., Ltd.	Zhejiang, China, 2018	N/A*	Investment holding

* These entities are controlled by the Company pursuant to the contractual arrangements disclosed below in note 2(b).

2	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements of the Group as of June 30, 2019 and 2020 and for each of the years in the three-year period ended June 30, 2020 comprise the accounts of the Company, its subsidiaries and consolidated affiliated entities, in which all intercompany balances and transactions have been eliminated. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Company’s board of directors on October 14, 2020.

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

	2019 RMB	2020 RMB
Total non-current assets	687,407	957,020
Total current assets*	1,313,326	1,153,200
Total assets	2,000,733	2,110,220
Total non-current liabilities	7,270	23,064
Total current liabilities	635,670	554,943
Total liabilities	642,940	578,007

* Intercompany receivables due from the WOFE and its subsidiaries have been eliminated upon consolidation.

	2018 RMB	2019 RMB	2020 RMB
Revenue	1,110,470	1,087,054	1,049,023
Profit before tax	221,057	202,157	224,618
Net profit	177,088	152,713	171,970

The affiliated entities contributed an aggregate of 95.0%, 72.5% and 70.8% of the Group’s consolidated revenue for the years ended June 30, 2018, 2019 and 2020, respectively. As of June 30, 2019 and 2020, the affiliated entities accounted for an aggregate of 79.9% and 75.7%, respectively, of the consolidated total assets, and 79.0% and 76.8%, respectively, of the consolidated total liabilities.

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

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the consolidation of the Affiliated Entities, assumptions used to determine the fair value of the favorable lease acquired, the useful lives and the recoverability of the carrying amounts of property and equipment and intangible assets (including goodwill), the collectability of a loan made to a related party and cash and term deposits placed with a related party finance entity, income tax, the assessment of contingent liabilities, and incremental borrowing rate to measure lease liabilities. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

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

Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 2 (c), risks and uncertainties (the enforceability of the Contractual Agreements)

•	Note 9, income tax expenses

•	Note 11, property and equipment

•	Note 12, Leases

•	Note 13, intangible assets and goodwill

•	Note 19(a), credit risk

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

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about assumptions made in measuring fair values is included in the following notes:

•	Note 19(d), fair value

3	Changes in accounting policies

The IASB has issued IFRS 16, Lease, and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

(a)	IFRS 16, Leases

(b)	IFRIC 23, Uncertainty over Tax Treatments

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

The adoption of IFRIC 23 does not have any material impact on the Group’s financial statements.

(a)	IFRS 16, Leases

IFRS 16 replaces IAS 17 Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC 15, Operating Leases - Incentives and SIC 27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease. It sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model to recognize and measure right-of-use assets and lease liabilities, except for exemptions for short-term leases and leases of low-value items.

The Group applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized as an adjustment to the opening equity at July 1, 2019. Therefore, comparative information continues to be reported under IAS 17 and related interpretations. Additionally, the disclosure requirements in IFRS 16 have not been applied to comparative information.

Further details of the nature and effect of the changes to previous accounting policies and the transition approach are set out below:

(i)	Definition of lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining whether an Arrangement contains a Lease. On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after July 1, 2019.

(ii)	As a lessee - Leases classified as operating leases under IAS 17

The Group’ lease contracts are mainly for campuses and office space, which were previously classified as operating leases under IAS 17. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most of these leases – i.e. these leases are on-balance sheet. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at July 1, 2019 (see Note 3(a)(iii)). Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Group used a number of practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17. In particular, the Group:

–– did not recognize right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;

–– did not recognize right-of-use assets and liabilities for leases of low value assets;

–– excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

–– used hindsight when determining the lease term.

(iii)	Impact on financial statements

On transition to IFRS 16, the impact on transition is summarized below.

July 1, 2019 RMB’000
Right-of-use assets	411,115
Lease liabilities	411,090
- current	16,754
- non-current	394,336

For the impact of IFRS 16 on profit or loss for the fiscal year, see note 12(b). For the impact of IFRS 16 on the statement of cash flows, see notes 12(c). For the details of accounting policies under IFRS 16 and IAS 17, see Note 4(o).

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at July 1, 2019. The incremental borrowing rate applied is 4.9%.

The lease liabilities at July 1, 2019 reconciled to the operating lease commitments at June 30, 2019 are as follows:

RMB’000
Operating lease commitments at June 30, 2019 as disclosed under IAS 17 in the Group’s consolidated financial statements	688,424
Less: lease payments in contracts under which the forecast of changes in an index or a rate is not needed	(87,393)
601,031
Less: discounted using the incremental borrowing rate at 4.9%	(189,941)
Present value of remaining lease payments, discounted using the incremental borrowing rate as at July 1, 2019	411,090
Lease liabilities recognized as at July 1, 2019	411,090

4	Significant accounting policies

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

(ii)	Subsidiaries and consolidated affiliated entities

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

Non-controlling interests (“NCI”) are measured initially at the proportionate share of the acquiree’s identifiable net assets at the date of acquisition, or at the fair value at the date of acquisition, on a transaction by transaction basis. Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the owners of the parent and to non-controlling interests in proportion to their ownership interests in the subsidiary. Losses applicable to the non-controlling interests in a subsidiary (including components of OCI) are allocated to the non-controlling interests even if this causes the non- controlling interests to have a deficit balance.

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

Policy applicable from July 1, 2018

The Group initially applied IFRS 9 at July 1, 2018. Under the transition methods chosen, the information presented for the year ended June 30, 2018 has not been restated.

(i)            Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(ii)           Classification and subsequent measurement Non-derivative financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; Fair value through other comprehensive income (“FVOCI”) – debt investment; FVOCI – equity investment; or FVTPL.

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

Non-derivative financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for- trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

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

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

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

Motor vehicles	5 years
Furniture, fixtures and other equipment	3~5 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(e)	Intangible assets and goodwill

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

(i)            Non-derivative financial assets

Policy applicable from July 1, 2018

The Group recognizes loss allowances for ECLs on financial assets measured at amortized cost.

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

The Group considers a financial asset to be in default when:

-     the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or

-    the financial asset is more than 90 days past due.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12- month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

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

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer which are not capitalized as inventory, property and equipment or intangible assets.

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

Policy applicable from July 1, 2018

The Group adopted IFRS 15 using the cumulative effect method, with the effect of initially applying this standard recognised at the date of initial application (i.e. July 1, 2018). Accordingly, the information presented for the year ended June 30, 2018 has not been restated.

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

Tuition fees are generally collected before the beginning of each school year. Each school year is comprised of two semesters. Generally, the first semester starts in September and ends in January next year. The second semester starts the following month in February and ends in June. Due to the impact of COVID-19, the second semester of 2019/2020 school year was extended to July.

Each contract with a student in respect of the educational programs contains multiple performance obligations consisting of the provision of the curriculum education services, accommodations, transportation services, other ancillary school activities, delivery of educational books and related materials, and meal catering services. These performance obligations are distinct in the context of the contract. The consideration expected to be received is allocated at contract inception among the performance obligations based on their stand-alone selling prices.

The Group generally utilizes the portfolio approach to estimate the amount of revenue to recognize for its contracts and groups contracts together that have similar characteristics. Significant judgment is used to determine which contracts are grouped together to form a portfolio. The portfolio approach is utilized only when the result of the accounting is not expected to be materially different than if applied to individual contracts.

During the year ended June 30, 2019, revenue attributable to the provision of the curriculum education services, accommodations, transportation services and other ancillary school activities is recognized over time, based on a straight-line basis over the school year, as customers simultaneously receive and consume the benefits of these services throughout the service period, and the control of curriculum education services, accommodations, transportation services and other ancillary school activities is transferred evenly over the school year and all related performance obligations could be fulfilled before each fiscal year end. During the year ended June 30, 2020, in response to the COVID-19 pandemic, between February 2020 and April 2020, the Group temporarily stopped providing offline curriculum education services, accommodations and transportation services to students, instead it offered online curriculum education services to students during the period. Revenue attributable to the curriculum education services is recognized over the service period based on the estimated progress of courses delivery, and revenue attributable to the accommodations and transportation services is recognized over time evenly over the period with service provided. The amount of considerations relating to accommodations and transportation service to students between February and April, which were not provided, has been recorded as refund liability in trade and other payables to third parties. Revenue attributable to the delivery of educational books and related materials, and meal catering services is recognized at point in time, respectively, when the control of the educational books and related materials or underlying goods is transferred to customers. The Group considers that it is acting as the principal in the transaction and recognizes revenue from sales of the educational materials on a gross basis.

The Group considers contract modifications to exist when the parties to a contract approve a modification that either creates new or changes the existing enforceable rights and obligations of the parties to the contract. The effect of a contract modification on a change in the transaction price is accounted for as if it was a termination of existing contract and the creation of a new contract when the remaining goods or services are distinct from those transferred on or before the date of the contract modification, and on a cumulative catch-up basis when the remaining goods or services are not distinct.

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

Government grants are recognized in the statements of profit or loss and other comprehensive income when the grants are unconditional and become receivable. Grants that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same periods in which the expenses are incurred. For government grant in the form of non-monetary assets, the Group records those assets and grant at a nominal amount.

(o)	Leases

Policy applicable from July 1, 2019

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

(i)	As a lessee

Right-of-use assets and lease liabilities

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options and periods after termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Group’s incremental borrowing rate. The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

–– fixed payments, including in-substance fixed payments;

–– variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

–– amounts expected to be payable under a residual value guarantee; and

–– the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured by discounting the revised lease payments using a revised discount rate to reflect changes to the lease payments, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases in profit or loss on a straight-line basis over the lease term.

Policy applicable before July 1, 2019

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

In calculating interest income, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired). However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

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

(t)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended June 30, 2020

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended June 30, 2020 and which have not been adopted in these consolidated financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IFRS 3, Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8, Definition of Material	January 1, 2020

For those other new standards with effective date beginning on January 1, 2020, the Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application.

Amendments to IFRS 3 provide additional guidance on the definition of a business. The amendments clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group expects to adopt the amendments prospectively from July 1, 2020. Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The Group expects to adopt the amendments prospectively from July 1, 2020. The amendments are not expected to have any significant impact on the Group’s financial statements.

5	Revenue and segment reporting

(i)	Revenue

(a)	Disaggregation of revenue from contracts with customers by major revenue stream is as follows:

	2018	2019	2020
	RMB	RMB	RMB
K-12 educational services	1,093,933	1,217,007	1,308,211
Educational training services	36,395	144,188	53,700
Study trip services	13,791	81,495	56,408
Education and management services	19,021	40,942	48,317
Others	6,208	15,393	15,963
	1,169,348	1,499,025	1,482,599

(b)	Disaggregation of revenue from contracts with customers by timing of revenue recognition is as follows:

	2019	2020
	RMB	RMB
Timing of revenue recognition

Revenue recognized over time	1,304,361	1,289,758
Revenue recognized point in time	194,664	192,841
	1,499,025	1,482,599

(c)	Contract liabilities

The following table provides information about contract liabilities from contracts with customers.

	June 30, 2019	June 30, 2020
	RMB’000	RMB’000
Current liabilities
Contract liabilities	398,951	274,874
Non-current liabilities
Contract liabilities	2,579	3,159

The contract liabilities primarily relate to payments received related to unsatisfied performance obligations for the K-12 educational services, educational training services, study trip services and overseas study consulting services as of June 30, 2019 and 2020, included in current and non-current contract liabilities in the Group’s consolidated statements of financial position.

The amount of RMB379,626 recognized in contract liabilities as of July 1, 2019 has been recognized as revenue for the year ended June 30, 2020.

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

The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer of the Group, who reviews the financial information of operating segments when making decisions to allocate resources and assess performance of the Group.

For the year ended June 30, 2018, the Group identified seven segments, including K-12 educational services, after-school enrichment services, management consulting services, logistic services, educational training services, overseas study consulting services and hotel management services.

For the year ended June 30, 2019, the Group optimized its management structure for efficient resource allocation and high-quality management for affiliated and managed schools. Thus, K-12 educational services, after-school enrichment services, management consulting services and logistic services were merged into an operating segment “K-12 educational and management services” considering the integration of operation and the financial result of the above business was reviewed as a whole. As a result, four operating segments were identified for the years ended June 30, 2019 and 2020, including K-12 educational and management services, educational training services, study trip and overseas study consulting services and hotel management services.

K-12 educational and management services and educational training services were identified as reportable segments, respectively. Study trip and overseas study consulting services and hotel management services were aggregated as “others” since individually they do not exceed 10% quantitative threshold of combined revenue. Segment information for the year ended June 30, 2018 has been restated to conform to the presentation for the years ended June 30, 2019 and 2020.

(a)	Segment results

The revenue and operating results by segments were as follows:

For the year ended June 30, 2018

	K-12 educational and	Educational
	management services	training services	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenues from external customers	1,112,954	36,395	19,999	—	1,169,348
Inter-segment revenues	—	14,678	260	—	14,938
Total segment revenues	1,112,954	51,073	20,259	—	1,184,286

Segment income/ (loss) before income tax	276,587	28,820	1,157	(9,374)	297,190
Interest income	7,083	151	119	4,362	11,715
Depreciation and amortization	104,254	1	9,319	—	113,574

*Unallocated income (expenses) are primarily related to corporate administrative costs, interest income and other miscellaneous items that are not allocated to individual segment.

For the year ended June 30, 2019

	K-12
	educational and	Educational
	management services	training services	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenues from external customers	1,257,949	144,188	96,888	—	1,499,025
Inter-segment revenues	422	2,767	6,135	—	9,324
Total segment revenues	1,258,371	146,955	103,023	—	1,508,349

Segment income/ (loss) before income tax	320,639	91,720	18,773	(6,639)	424,493
Interest income	21,244	519	1,110	1,597	24,470
Depreciation and amortization	125,676	526	7,318	—	133,520

*Unallocated income (expenses) are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segment.

For the year ended June 30, 2020

	K-12
	educational and	Educational
	management services	training services	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenues from external customers	1,356,528	53,700	72,371	—	1,482,599
Inter-segment revenues	1,129	6,360	11,818	—	19,307
Total segment revenues	1,357,657	60,060	84,189	—	1,501,906

Segment income/ (loss) before income tax	480,095	17,122	405	(9,100)	488,522
Interest income	23,142	154	322	1,215	24,833
Interest on lease liabilities	3,968	326	69	—	4,363
Depreciation and amortization	157,612	1,947	6,274	—	165,833

*Unallocated income (expenses) are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segment.

Note:

The Group has initially applied IFRS 15 and IFRS 9 as of July 1, 2018. Under the cumulative effect method, comparative information is not restated. See note 4(m) and 4(c), respectively.

The Group has initially applied IFRS 16 as of July 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See note 3.

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

6	Other income, net

	2018	2019	2020
	RMB	RMB	RMB
Government grants	5,832	25,437	73,604
Others	(2,143)	(337)	(828)
	3,689	25,100	72,776

7	Employee benefit expenses

	2018 RMB	2019 RMB	2020 RMB
Wages and salaries	388,238	533,505	514,267
Contributions to defined contribution plans	52,898	64,118	67,239
	441,136	597,623	581,506

8	Profit before tax

(i)	Net finance income

	2018 RMB	2019 RMB	2020 RMB
Interest income	11,715	24,470	24,833
Others	(324)	465	287
Finance income	11,391	24,935	25,120
Interest on lease liabilities (Note 12(b))	-	-	(4,363)
Finance costs	-	-	(4,363)
Net finance income	11,391	24,935	20,757

Interest income was mainly generated from deposits placed with a related party finance entity (Note 20(a)(ii)).

(ii)	Expenses by nature

	2018	2019	2020
	RMB	RMB	RMB
Employee benefit expenses (Note 7)	441,136	597,623	581,506
Students related cost	147,571	199,478	204,217
Transportation	36,110	49,137	28,933
Marketing and promotion	24,019	24,490	26,395
Depreciation of owned property and equipment (Note 11)	113,128	132,026	132,654
Depreciation of right-of-use assets (Note 12(a))	-	-	30,485
Utilities	26,100	26,162	21,797
Amortization of intangible assets (Note 13)	446	1,494	2,694
Operating lease charges	33,290	35,639	-
Others	70,787	58,518	58,929
Total cost of revenue, selling expenses and administrative expenses	892,587	1,124,567	1,087,610

Students related costs are mainly comprised of costs for textbooks, uniforms, dining services, living accommodations and costs relating to educational training services, study trip services and overseas study consulting services. For the year ended June 30, 2018, RMB14,263 of costs relating to study trip services and overseas study consulting services have been combined with students related cost to conform the presentation of the years ended June 30, 2019 and 2020.

The Group has initially applied IFRS 16 using the modified retrospective approach to recognize right-of-use assets relating to leases which were previously classified as operating leases under IAS 17. After initial recognition of right-of-use assets at July 1, 2019, the Group as a lessee is required to recognize the depreciation of right-of-use assets, instead of the previous policy of recognizing rental expenses incurred under operating leases on a straight-line basis over the lease term. Under this approach, the comparative information is not restated. See note 3(a).

(iii)	Gain on disposal of affiliated entities

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

9	Income taxes

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

According to the Implementation Rules for the Law for Promoting Private Education (2004), or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. According to the current laws and regulations, preferential tax treatments and related policies applicable to private schools requiring reasonable returns have not been introduced.

According to the Law on the Promotion of Private Education (“2016 Private Education Law”) effective as of September 1, 2017, private schools, whether non-profit or for-profit, may enjoy preferential tax treatment, and non-profit private schools will be entitled to similar tax benefits as public schools. In addition, taxation policies for for-profit private schools are still unclear as more specific provisions are not yet introduced. For Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High School, two private schools incorporated in 2018, the Group elected to register their statuses as for- profit. Accordingly, these two schools are subject to unified 25% enterprise income tax rate. For Lanzhou Hailiang Experimental School, Wuhu Hailiang Experimental School and Hailiang Overseas Chinese School, three private schools incorporated during the year ended June 30, 2020, the Group elected to register their statuses as non- profit. Accordingly, these three schools are exempt from income taxes for the year ended June 30, 2020.

Except for Zhenjiang Jianghe High School of Art, Zhuji Hailiang Foreign Language High School, Lanzhou Hailiang Experimental School, Wuhu Hailiang Experimental School and Hailiang Overseas Chinese School, other affiliated schools within the Group are registered as private schools requiring reasonable return under the 2004 Implementing Rules, the Group had not elected to change or re-register their statuses as of June 30, 2020. Confirmed by the local tax authorities and the Company’s PRC counsel, the Company’s affiliated private schools other than Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High School are exempt from income taxes for the years ended June 30, 2018, 2019 and 2020, and all the Company’s affiliated private schools did not violate any tax laws or regulations and are exempt from income taxes for the years ended June 30, 2018, 2019 and 2020.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

Pursuant to the 2016 Private Education Law, sponsors of private schools may choose to register their schools as either non-profit or for-profit schools but sponsors are not permitted to register for-profit schools that provide compulsory education services. Non-profit private schools will be entitled to the same tax benefits as public schools, while for-profit private schools may be subject to 25% enterprise income tax rate. Up to June 30, 2020, no separate policies, regulations or rules have been introduced by the authorities in this regard.

The Group evaluates whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2019, and 2020, the Group did not have any significant unrecognized uncertain tax positions, as the Group considers it is probable that taxation authorities will accept the private schools requiring reasonable return being entitled to income tax exemption as non-profit private schools.

As of June 30, 2020, the Group had unused tax loss of RMB20,496 available for offset against future taxable profits, of which RMB3,501 will expire as of June 30, 2023, RMB6,994 will expire as of June 30, 2024, RMB9,924 will expire as of June 30, 2025 (As of June 30, 2019, the Group had unused tax loss of RMB14,417 available for offset against future taxable profits, of which RMB230 will expire as of June 30, 2021, RMB4,879 will expire as of June 30, 2023, RMB9,241 will expire as of June 30, 2024 ). No deferred tax assets have been recognized in respect of such tax losses, because it is not probable that future taxable profit against which the losses can be utilized will be available in the relevant tax jurisdiction.

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to their offshore parent entities, would be subject to 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. The Company has not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB820,456 and RMB1,148,960 as of June 30, 2019 and 2020, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC indefinitely in the foreseeable future.

(i)	Income tax expenses in the consolidated statements of profit or loss and other comprehensive income represents:

	2018 RMB	2019 RMB	2020 RMB
Current
—PRC income tax expenses	66,288	108,545	122,576
Deferred
—PRC income tax expenses	—	168	(652)
Income tax expenses for the year	66,288	108,713	121,924

(ii)	Reconciliation between the provision for income tax computed by applying applicable tax rates:

Reconciliation between the provision for income tax computed by applying applicable tax rates in fiscal year 2018, 2019 and 2020 to income before income taxes and the actual provision for income tax was as follow:

	2018	2019	2020
	RMB	RMB	RMB
Profit before tax	297,190	424,493	488,522
Notional tax on profit before taxation, calculated at the applicable rates in the tax jurisdictions concerned	74,298	108,122	124,421
Effect of expenses that are not deductible in determining taxable profit	373	524	592
Effect of incomes that are not taxable in determining taxable profit	(956)	—	—
Unrecognized tax losses	70	2,054	2,482
Utilization of tax losses previously not recognized	(46)	(486)	(964)
Effect of income tax exemptions	(7,451)	(1,501)	(4,607)
Income tax expense recognized in profit or loss	66,288	108,713	121,924

(iii)	Deferred tax assets and liabilities recognized:

	Capitalized contract	Favorable	Right-of-use assets and
	costs	lease	Lease liabilities	Total
Deferred tax liabilities
At June 30, 2019	(328)	(4,363)	—	(4,691)
(Charged)/credited to profit or loss	(156)	240	—	84
At June 30, 2020	(484)	(4,123)	—	(4,607)
Deferred tax assets
At June 30, 2019	—	—	—	—
Credited to profit or loss	—	—	568	568
At June 30, 2020	—	—	568	568

10	Earnings per share

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

(i)	Net profit attributable to the Company’s shareholders

	2018 RMB	2019 RMB	2020 RMB
Net profit attributable to the Company’s shareholders (basic and diluted)	222,588	293,421	370,832

(ii)	Weighted-average number of ordinary shares

	2018	2019	2020
Weighted average number of ordinary shares for basic EPS	411,878,478	412,450,256	412,450,256
Effects of dilution from warrants	638,292	—	—
Weighted average number of ordinary shares adjusted for the effect of dilution	412,516,770	412,450,256	412,450,256

(iii)	Earnings per share

	2018	2019	2020
Basic and diluted earnings per share	0.54	0.71	0.90

11	Property and equipment

	Motor	Furniture, fixtures and other	Leasehold	Construction
	vehicles RMB	equipment RMB	improvement RMB	in progress RMB	Total RMB
Cost
Balance at June 30, 2018	21,403	263,034	747,541	5,530	1,037,508
Additions	190	21,970	12,137	29,325	63,622
Acquisition through a business combination	—	3,954	8,772	—	12,726
Transferred from construction in progress	—	22,962	1,051	(24,013)	—
Transferred to intangible assets	—	—	—	(2,438)	(2,438)
Disposals	—	(5,236)	—	—	(5,236)
Balance at June 30, 2019	21,593	306,684	769,501	8,404	1,106,182
Additions	1,134	19,174	9,366	112,546	142,220
Transferred from construction in progress	—	386	102,100	(102,486)	—
Transferred to intangible assets (Note 13)	—	—	—	(223)	(223)
Disposals	(68)	(3,943)	(2,011)	—	(6,022)
Balance at June 30, 2020	22,659	322,301	878,956	18,241	1,242,157

Accumulated depreciation
Balance at June 30, 2018	(14,017)	(111,198)	(233,212)	—	(358,427)
Depreciation for the year	(3,669)	(62,121)	(66,236)	—	(132,026)
Disposals	—	4,894	—	—	4,894
Balance at June 30, 2019	(17,686)	(168,425)	(299,448)	—	(485,559)
Depreciation for the year	(1,354)	(59,229)	(72,071)	—	(132,654)
Disposals	40	3,615	939	—	4,594
Balance at June 30, 2020	(19,000)	(224,039)	(370,580)	—	(613,619)

Net book value
At June 30, 2019	3,907	138,259	470,053	8,404	620,623
At June 30, 2020	3,659	98,262	508,376	18,241	628,538

12	Lease

(a)            Right-of-use assets

As of June 30, 2020, the Group leases office spaces and several campuses. The Group generally enters into lease agreements with initial terms of 3 to 20 years. Most of the lease agreements contain termination options that permit the Group to terminate the lease agreement early at any time without cause, provided the Group notifies the lessor in writing within certain period in advance. The Group generally has extension options for the leases. Such extension options are accounted for only when it is reasonably certain that the Group will exercise the options. The rent under lease agreements is payable with fixed payments including a fixed escalation.

During the year ended June 30, 2020, the Group entered into certain long-term cooperative arrangements with local governments in areas where some of the schools are located. Pursuant to such arrangements, the government agreed to provide the existing land, buildings and equipment free of charge for the Group to carry out the cooperative education throughout the whole period of cooperative arrangements. The Group recognizes the asset and the relevant grants at their nominal amounts, which is zero.

The movements in right-of-use asset are as follows:

2020 RMB
Leasehold buildings held for own use, carried at depreciated cost:
As at July 1, 2019	411,115
Additions – new leases	9,571
Lease modification*	131,634
Depreciation charge for the year	(30,485)
Derecognition of a lease contract due to termination	(4,226)
As at June 30, 2020	517,609

*Lease modification was related to the supplementary contracts with the lessor, Hailiang Education Investment Group Ltd. (“Hailiang Investment”) regarding the lease of campuses in Zhuji, China signed on September 6, 2019.

(b) Amounts recognized in profit or loss

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

2020 - Leases under IFRS 16

2020 RMB
Depreciation charge of right-of-use assets	30,485
Interest on lease liabilities	4,363
Expense relating to short-term leases	147
Expense relating to leases of low-value assets, excluding short-term leases of low-value assets	679
Gain on derecognition of a lease contract due to termination	39

2019 – Operating leases under IAS 17

2019 RMB
Lease expenses	35,639

Note:	The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at July 1,2019 to recognize right-of-use assets relating to leases which were previously classified as operating leases under IAS 17. After initial recognition of right-of-use assets at July 1, 2019, the Group as a lessee is required to recognize the depreciation of right-of-use assets, instead of the previous policy of recognizing rental expenses incurred under operating leases on a straight-line basis over the lease term. Under this approach, the comparative information is not restated. See note 3.

(c) Amounts recognized in statement of cash flows

Amounts included in the statement of cash flow for leases comprise the following:

2020
RMB
Within operating cash flows	826
Within investing cash flows	524,996
Within financing cash flows	6,895
532,717

In the statement of cash flow, the Group as a lessee is required to split rentals paid under capitalized leases into their capital element and interest element. These elements are classified as financing cash outflows, similar to how leases previously classified as finance leases under IAS 17 were treated, rather than as operating cash outflows, as was the case for operating leases under IAS 17. Although total cash flows are unaffected, the adoption of IFRS 16 therefore results in a change in presentation of cash flows within the statement of cash flow.

On September 6, 2019, the Group entered into a series of supplementary contracts with Hailiang Investment regarding the school buildings and the related facilities in three campuses in Zhuji, China from Hailiang Investment, pursuant to which, on September 12, 2019, the Group made lease prepayments of RMB524,996 regarding the school buildings and the related facilities in three campuses in Zhuji, China from Hailiang Investment for the remaining lease period until June 30, 2037. The Group classified the lease prepayments within investing cashflows.

(d)            Lease liability

The carrying amount of lease liabilities and the movements during the year are as follows:

2020 RMB
As at July 1, 2019	411,090
New leases	9,571
Lease modification	131,634
Accretion of interest recognized during the year	4,363
Payments	(531,891)
Derecognition of a lease contract due to termination	(4,265)
As at June 30, 2020	20,502

Analyzed into:
Current portion	1,753
Non-current portion	18,749

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the current year and at the date of transition to IFRS 16:

	June 30, 2020		July 1, 2019 (Note)
	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments
	RMB	RMB	RMB	RMB
Within 1 year	1,753	2,687	16,754	35,662

After 1 year but within 2 years	2,623	3,442	19,945	37,928
After 2 years but within 5 years	6,222	7,999	55,753	104,081
After 5 years	9,904	13,228	318,638	423,360
	20,502	27,356	411,090	601,031

Less: total future interest expenses		6,854		189,941
Present value of lease liabilities		20,502		411,090

Note:	The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at July 1, 2019 to recognize lease liabilities relating to leases which were previously classified as operating leases under IAS 17. Comparative information as at June 30, 2019 has not been restated. Further details on the impact of the transition to IFRS 16 are set out in note 3.

13	Intangible assets and goodwill

			Student	Favorable
	Goodwill	Trademark	relationship	lease	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost
Balance at June 30, 2018	61,640	16,540	45,037	—	—	123,217
Addition	—	—	—	—	1,743	1,743
Acquisitions through a business combination	—	—	—	18,091	—	18,091
Transferred from construction in progress	—	—	—	—	2,438	2,438
Balance at June 30, 2019	61,640	16,540	45,037	18,091	4,181	145,489
Addition	—	23	—	—	729	752
Transferred from construction in progress	—	—	—	—	223	223
Balance at June 30, 2020	61,640	16,563	45,037	18,091	5,133	146,464

Accumulated Amortization
Balance at June 30, 2018	—	—	(44,470)	—	—	(44,470)
Amortization for the year	—	—	(260)	(640)	(594)	(1,494)
Balance at June 30, 2019	—	—	(44,730)	(640)	(594)	(45,964)
Amortization for the year	—	(4)	(162)	(961)	(1,567)	(2,694)
Balance at June 30, 2020	—	(4)	(44,892)	(1,601)	(2,161)	(48,658)

Net book value
At June 30, 2019	61,640	16,540	307	17,451	3,587	99,525
At June 30, 2020	61,640	16,559	145	16,490	2,972	97,806

Student relationship, goodwill and trademark with indefinite useful lives arose from the acquisition of Tianma Experimental on July 1, 2009.

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

For the purpose of impairment testing, the carrying amounts of goodwill and trademark are allocated to the business relating to Tianma Experimental, which is the lowest level for which the assets are monitored for internal management purpose. The aggregated carrying amounts of goodwill and trademark with indefinite useful lives are as follows:

	2019 RMB	2020 RMB
Goodwill	61,640	61,640
Trademark with indefinite useful lives	16,540	16,540
Total	78,180	78,180

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

In percent	2018	2019	2020
Discount rate	15%	15.5%	15.5%
Revenue growth rates over the next five fiscal years	3%	3%~5%	5%
Terminal value growth rate	3%	3%	3%

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

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2018, 2019 and 2020, respectively.

The recoverable amount of trademark is determined using the relief from royalty method, which was based on pre-tax cash flow projections for 5 years based on financial budgets approved by management, including royalty rate of 3% (2019 and 2018: 3%), terminal growth rate of 3% (2019 and 2018: 3%) and the applicable discount rate of 15.5% (2019:15.5% and 2018: 15%). Management determined the expected growth rates and the operating results based on the past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the Company.

Based on management’s assessment results, there was no impairment of goodwill and trademark as of and for the years ended June 30, 2018, 2019 and 2020.

Student relationship

The amortization of student relationship is included in “selling expenses”. No impairment loss of the student relationship intangible asset was recognized in the statements of profit or loss and other comprehensive income for the years ended June 30, 2018, 2019 and 2020.

Favorable lease

Favorable lease arose from the acquisition of Zhenjiang Jianghe High School of Art in October 2018. The amortization was recognized in “cost of revenue” over the period of leasing.

14	Other current assets

	2019 RMB	2020 RMB
Prepayments	15,476	3,560
Trade receivables	—	4,475
Contract costs	9,360	8,742
Advances to employees	3,687	1,952
Deductible VAT and prepaid income tax	1,091	14,988
Other receivables due from third parties	2,092	3,006
Total	31,706	36,723

Contract costs represented the capitalized sales commissions relate to the acquisitions of new K-12 educational service contracts, which would be amortized over the expected student relationship period. The amount of capitalized costs recognized in profit or loss during the years ended June 30, 2019 and 2020 was RMB13,052 and RMB12,980, respectively.

The current portion of capitalized sales commissions that is expected to be amortized within one year is included in “other current assets” and the non-current portion is included in “contract costs”.

15	Cash and cash equivalents

(i)	Cash and cash equivalents comprise:

	Note	RMB 2019	RMB 2020
Cash on hand		309	—
Cash at bank		36,827	8,546
Cash held at a related party finance entity	20(b)	223,548	489,027
Cash held at other financial institutions		—	5,448
Total		260,684	503,021

As of June 30, 2019 and 2020, the cash and cash equivalents of the Group denominated in RMB amount to RMB248,438 and RMB498,144, respectively.

(ii)	Reconciliation of liabilities and equity arising from financing activities

	Liabilities		Equity
	Loans due to related parties RMB	Lease liability RMB	Contributed capital RMB	Non-controlling interests RMB	Total RMB
	(Note 18)	(Note 12(d))	(Note 16(a)(iii))	(Note 17)
At July 1, 2017	99,603	—	235,895	—	335,498

Changes from financing cash flows:
Proceeds from a loan from a related party	7,609	—	—	—	7,609
Capital contribution	—	—	11,000	—	11,000
Total changes from financing cash flows	7,609	—	11,000	—	18,609

Other change:
Net settlement of a loan made to a related party with a loan borrowed from a related party	(7,609)	—	—	—	(7,609)
Transfer of equity interests in subsidiaries under common controlled by ultimate shareholder to the Company and NCI	—	—	(11,000)	4,840	(6,160)
Net profit and total comprehensive income attributable to NCI	—	—	—	8,314	8,314
Total other changes	(7,609)	—	(11,000)	13,154	(5,455)

At June 30, 2018 and July 1, 2018	99,603	—	235,895	13,154	348,652

Changes from financing cash flows:
Capital contribution	—	—	139	—	139
Dividends paid to NCI	—	—	—	(7,482)	(7,482)
Total changes from financing cash flows	—	—	139	(7,482)	(7,343)

Other changes:
Deemed capital contribution for awards paid to the Group’s teachers by the controlling shareholder	—	—	15,000	—	15,000
Acquisition of business with NCI	—	—	—	9,408	9,408
Net profit and total comprehensive income attributable to NCI	—	—	—	22,359	22,359
Total other changes	—	—	15,000	31,767	46,767

At June 30, 2019	99,603	—	251,034	37,439	388,076
Impact on initial application of IFRS 16 (Note 3)	—	411,090	—	—	411,090
At July 1, 2019	99,603	411,090	251,034	37,439	799,166

Changes from financing cash flows:
Repayment of a loan to a related party	(32,079)	—	—	—	(32,079)
Capital contribution	—	—	—	2,450	2,450
Payments to NCI upon liquidation of subsidiaries	—	—	—	(3,713)	(3,713)
Capital element of lease rentals paid	—	(2,721)	—	—	(2,721)
Interest element of lease rentals paid	—	(4,174)	—	—	(4,174)
Dividends paid to NCI	—	—	—	(21,145)	(21,145)
Total changes from financing cash flows	(32,079)	(6,895)	—	(22,408)	(61,382)

Other changes:
New leases	—	9,571	—	—	9,571
Interest on lease liabilities	—	4,363	—	—	4,363
Termination of a lease contract	—	(4,265)	—	—	(4,265)
Lease modification	—	131,634	—	—	131,634
Leases prepayments	—	(524,996)	—	—	(524,996)
Net loss and total comprehensive loss attributable to NCI	—	—	—	(4,234)	(4,234)
Total other changes	—	(383,693)	—	(4,234)	(387,927)

At June 30, 2020	67,524	20,502	251,034	10,797	349,857

Note:	The Group has initially applied IFRS 16 using the modified retrospective method and adjusted the opening balances at July 1, 2019 to recognize lease liabilities relating to leases which were previously classified as operating leases under IAS 17. See notes 3 and 12(d).

16	Capital and reserve

(a)  Share capital and share premium

	2018	2019	2020
At June 30 par value USD0.0001-authorized	1,000,000,000	1,000,000,000	1,000,000,000

-issued and outstanding	412,450,256	412,450,256	412,450,256

All ordinary shares rank equally.

(i)	Ordinary shares

Holders of these shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.

In March 2012, in connection with a private placement by a third-party investor, the Board resolved to increase the authorized ordinary shares from 360,000,000 shares to 365,000,000 shares. Concurrently, 5,000,000 newly authorized ordinary shares were issued to Maxida International Company Limited (“Maxida”). The Company received cash proceeds of USD3,000 (equivalent to RMB18,867) from Maxida in exchange for 1.4% equity interest in the Company.

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

The general reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of the PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve as of June 30, 2019 and 2020 was RMB43,024 and RMB63,239, respectively.

Each of the schools is required to appropriate 25% of its after-tax profits to a non-distributable education development reserve, which could only be used for school construction, maintenance and upgrade of educational equipment in accordance with the Law of Promoting Private Education. The development reserve is restricted net assets of the schools which are un-distributable to the Company in the form of dividends or loans. The education development reserve as of June 30, 2019 and 2020 was RMB306,436 and RMB317,846, respectively.

(ii)	Translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Company and its subsidiaries into the presentation currency.

(c)	Dividends

No dividends were declared and paid by the Company during the years ended June 30, 2018, 2019 and 2020.

17	Non-controlling interests

Non-controlling interests (“NCI”) represent 44% non-controlling interests in Haibo Education and Haibo Logistics, which are held by Nanchang Baishu Education Group (“Nanchang Baishu”), a related party of the Group before October 30, 2019, 49% non-controlling interests in Zhenjiang Jianghe High School of Art and 49% non-controlling interests in Juxian Technology, which are held by third parties. In the fiscal year of 2020, the Group ceased the operation of Haibo Education and Haibo Logistics. The following table summarizes the changes in non-controlling interests from June 30, 2019 through June 30, 2020.

	Haibo Education	Haibo Logistics	Zhenjiang Jianghe High School of Art	Juxian Technology	Total
	RMB	RMB	RMB	RMB	RMB
Balance at June 30, 2019	22,850	6,165	8,424	—	37,439
Capital contribution from NCI	—	—	—	2,450	2,450
Net loss and total comprehensive loss attributable to NCI	(3,478)	(679)	(27)	(50)	(4,234)
Dividends paid to NCI	(17,670)	(3,475)	—	—	(21,145)
Payments to NCI upon liquidation of Haibo Education and Haibo Logistics	(1,702)	(2,011)	—	—	(3,713)
Balance at June 30, 2020	—	—	8,397	2,400	10,797

18	Trade and other payables

	2019 RMB	2020 RMB
Trade payables	20,556	18,350
Accrued payroll	130,744	137,445
Other taxes payable	21,167	5,585
Advances from students	14,529	61,358
Deposits	8,314	9,585
Others	22,812	32,547
Trade and other payables due to third parties	218,122	264,870

Loans due to related parties	99,603	67,524
Amounts due to related parties	35,142	68,521
Other payables due to related parties	134,745	136,045

Total	352,867	400,915

The Group’s exposure to liquidity risk related to trade and other payables is disclosed in Note 19.

19	Financial risk management and fair values

The Group has exposure to the following risks from financial instruments:

•	credit risk

•	liquidity risk

•	market rate risk

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

Cash at bank

All of the Group’s cash at bank is held by third-party financial institutions located in the PRC and Hong Kong SAR. The bank deposits with financial institutions in the PRC are insured by the government authority for up to RMB500. The bank deposits with financial institutions in the Hong Kong SAR are insured by the government authority for up to HK$500. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC and Hong Kong SAR with acceptable credit rating.

Cash and term deposits placed with a related party finance entity

As of June 30, 2020, the Group had cash of RMB489,027 and term deposits of RMB916,601 at Hailiang Group Finance Co., Ltd. (“Hailiang Finance”), which represented 92% of the Group’s consolidated current assets as of June 30, 2020.

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

Management believes that the credit risk on the Group’s cash of RMB489,027 and term deposits of RMB916,601 is low considering Hailiang Group’s guarantee and credit rating.

To reduce its credit exposure with Hailiang Finance, the Group provided an annual budget for the aggregate amount deposits with Hailiang Finance as RMB 2,500,000 based on current policy effective since September 2019.

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

The following are the contractual maturities of financial liabilities, which are based on contractual undiscounted cash flows and the earliest date the Group can be required to pay:

	June 30, 2019
Non-derivative financial instruments	Carrying amount	Contractual cash flows	1 year or less
	RMB	RMB	RMB
Trade and other payables due to third parties	218,122	218,122	218,122
Other payables due to related parties	134,745	134,745	134,745

	June 30, 2020
Non-derivative financial instruments	Carrying amount	Contractual cash flow	1 year or less	1-2 years	2-5 years	more than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Trade and other payables due to third parties	264,870	264,870	264,870	—	—	—
Other payables due to related parties	136,045	136,045	136,045	—	—	—
Lease liabilities (Note 12(d))	20,502	27,356	2,687	3,442	7,999	13,228

Note: The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at July 1, 2019 to recognize lease liabilities relating to leases which were previously classified as operating leases under IAS 17. Lease liabilities include amounts recognized at the date of transition to IFRS 16 in respect of leases previously classified as operating leases under IAS 17 and amounts relating to new leases entered into during the year. Under this approach, the comparative information is not restated. See note 3.

(c)	Market rate risk

Interest rate risk

The interest rates of cash held in bank and cash and term deposits placed with Hailiang Finance ranged from 0.30% to 2.1% per annum for the years ended June 30, 2019 and 2020, respectively. The Group does not have any fixed-rate or variable-rate interest bearing financial instrument other than cash and cash equivalent, and term deposits placed with a related party finance entity.

A change of 10 basis point in interest rate would not be expected to have a significant impact on the Group’s financial condition or results of operations.

(d)	Fair value

The carrying amounts of financial assets and liabilities approximate their respective fair values as of June 30, 2019 and 2020, respectively, due to their short- term maturities.

As of June 30, 2019 and 2020, the Group did not have financial instruments carried at fair value.

During the years ended June 30, 2019 and 2020, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Further, the fair value disclosure of lease liabilities is not required for the year ended June 30, 2020.

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

Except for related party transactions disclosed in other notes of the financial statements, the Group entered into the following significant transactions with related parties during the years ended June 30, 2018, 2019 and 2020.

(a)	The significant related party transactions are summarized as follows:

		2018	2019	2020
	Note	RMB	RMB	RMB
Loans borrowed from a related party	(i)	7,609	—	—
Repayment of loans to a related party	(i)	—	—	(32,079)
Repayment of loans from a related party	(i)	—	12,412	11,850
Interest income from deposits placed with a related party finance entity	(ii)	11,464	24,313	24,798
Net deposits/(withdrawals) of cash at a related party finance entity	(ii)	679,018	(517,185)	265,479
Term deposits placed with a related party finance entity	(ii)	204,000	4,709,697	3,808,762
Maturity of term deposits placed with a related party finance entity	(ii)	401,000	3,526,603	4,279,255
Rental expenses	(iii)	32,486	33,814	—
Purchase of Right-of-use assets	(iii)	—	—	529,406
Interest on lease liabilities	(iii)	—	—	3,624
Payments of lease liabilities	(iii)	—	—	529,377
Payments of expenses by the Group on behalf of related parties	(iv)	9,401	10,312	11,465
Payments of expenses by related parties on behalf of the Group	(iv)	4,612	2,731	3,458
Collection of fees by the Group on behalf of related parties	(iv)	47,070	46,453	34,649
Purchase of leasehold improvement from a related party	(v)	29,098	29,669	106,835
Purchase of food products from related parties	(vi)	38,323	68,963	74,116
Education and management service provided to related parties	(vii)	16,831	33,222	12,241
Other service and product provided to related parties	(viii)	416	3,254	3,464
Service provided by related parties	(ix)	6,884	23,263	19,957
Gains from disposal of affiliated entities to a related party	(x)	5,349	—	—
Acquisition of subsidiaries	(xi)	6,160	—	200
Dividends paid to a non-controlling shareholder of subsidiaries	(xi)	—	7,482	21,145
Payments to a non-controlling shareholder upon the liquidation of subsidiaries	(xi)	—	—	3,713
Capital contribution	(xii)	—	15,000	—

(b)	The significant related party balances are summarized as follows:

	Note	2019 RMB	2020 RMB
Other receivables due from related parties	(i)(ii)(iii)(iv)(vii) (viii)	91,674	76,646
Cash held at a related party finance entity	(ii)	223,548	489,027
Term deposits placed with a related party finance entity	(ii)	1,387,094	916,601

Other payables due to related parties	(i)(iii)(iv)(v)(vi)(ix)	134,745	136,045
Lease liabilities	(iii)	—	3,628
- Current portion		—	1,338
- Non-current portion		—	2,290

The Company’s majority shareholder, Mr.Feng owns or controls other non-educational services businesses (“Related Party Companies”) that from time to time require short-term financing to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund its operations, the Group issued financing to Related Party Companies during the periods presented.

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

During the year ended June 30, 2019, Leonit settled part of the USD loan in cash, amounting to USD 1,820 (equivalent to RMB12,412) to the Company.

During the year ended June 30, 2020, Leonit settled part of the USD loan in cash, amounting to USD1,700 (equivalent to RMB11,850) to the Company, while Hailiang Consulting repaid part of the RMB loan, amounting to RMB 32,079 thousand to Hailiang Group.

As of June 30, 2019 and 2020, the USD loan made to Leonit of USD11,530 (equivalent to RMB79,265) and USD9,830 (equivalent to RMB69,591) was included in “Other receivables due from related parties”, respectively, and the RMB loan borrowed from Hailiang Group of RMB99,603 and RMB67,524 was included in “Other payables due to related parties”, respectively.

(ii)	As of June 30, 2019 and 2020, the Group has cash held at a related party finance entity of RMB223,548 and RMB489,027, respectively. During the year ended June 30, 2019, net amount of RMB517,185 were withdrawn from Hailiang Finance. During the years ended June 30, 2018 and 2020, net amount of RMB679,018 and RMB265,479 were placed with Hailiang Finance, respectively. The cash held at a related party finance entity is held for the purpose of meeting short-term cash commitments, such as to pay for the Group’s operating expenses at any time.

During the years ended June 30, 2018, 2019 and 2020, term deposits of RMB204,000, RMB4,709,697 and RMB3,808,762 were placed with Hailiang Finance, and RMB401,000, RMB3,526,603 and RMB4,279,255 were matured, respectively. The term deposits are held for investment purpose and can be withdrawn prior to their maturity without incurring significant penalties. Such amounts have been presented as investing activities in the statements of cash flows.

As of June 30,2019 and 2020, the Group has term deposits with maturities ranging from three months to one year amounting to RMB1,387,094 and RMB916,601 that are placed at Hailiang Finance, respectively.

The interest income from the deposits during the years ended June 30, 2018, 2019 and 2020 amounted to RMB11,464, RMB24,313 and RMB24,798, respectively. Interest receivable as of June 30, 2019 and 2020 amounted to RMB4,916 and RMB4,478, respectively, which was included in “Other receivables due from related parties”.

(iii)	The Group leases the school buildings and the related facilities in three campuses in Zhuji, China from Hailiang Investment, a related party controlled by Mr.Feng. In addition, Haibo Education and Haibo Logistics lease the office space and warehouse from Nanchang Hongtou Property Management Co., Ltd, (“Nanchang Hongtou”), a related party before October 30, 2019 and owned by Mr.Honggen Min, who is the controlling shareholder of Nanchang Baishu. The Group also leases some office spaces from Hangzhou Hailiang Real Estate Co., Ltd, (“Hailiang Real Estate”), a related party controlled by Mr.Feng. The leasing terms and rental amounts are as follows:

		2018	2019
	Leasing Period	RMB	RMB
Rental from Hailiang Investment	October 11, 2017 ~ June 30, 2037	30,965	31,504
Rental from Nanchang Hongtou	July 1, 2017 ~ June 30, 2022	1,521	1,580
Rental from Hailiang Real Estate	June 11, 2018 ~ September 30, 2025	—	730
Total		32,486	33,814

The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at July 1,2019 to recognize right-of-use assets relating to leases which were previously classified as operating leases under IAS 17. After initial recognition of right-of-use assets at July 1, 2019, the Group as a lessee is required to recognize the depreciation of right-of-use assets, instead of the previous policy of recognizing rental expenses incurred under operating leases on a straight-line basis over the lease term. Under this approach, the comparative information is not restated. See note 3.

On September 6, 2019, the Group entered into a series of supplementary contracts with Hailiang Investment regarding the school buildings and the related facilities in three campuses in Zhuji, China from Hailiang Investment, pursuant to which, on September 12, 2019, the Group purchased right-of-use assets of RMB524,996 regarding the school buildings and the related facilities in three campuses in Zhuji, China from Hailiang Investment for the remaining lease period until June 30, 2037. Regarding other lease contracts with Hailiang Investment and Hailiang Real Estate, the Group initially recognized right-of-use assets of RMB4,410 as at July 1, 2019 or the commencement date of the lease. During the year ended June 30, 2020, the Group recognized interest expense of RMB3,624 on lease liabilities and settled lease liabilities of RMB529,377 relating to the above lease contracts with Hailiang Investment and Hailiang Real Estate.

On September 6, 2019, the Group terminated the lease contract with Nanchang Hongtou due to the liquidation of Haibo Education and Haibo Logistics.

As of June 30, 2020, the above unsettled balances of RMB3,628 were recognized in “Lease liabilities”.

(iv)	During the years ended June 30, 2018, 2019 and 2020, the Group paid expenses, which mainly include staff related expenses and other miscellaneous expenses, of RMB 9,401, RMB10,312 and RMB11,465 respectively on behalf of the related parties. Such amount is receivable on demand, and the related parties repaid RMB8,794, RMB10,007 and RMB10,083 to the Group during the years ended June 30, 2018, 2019 and 2020, respectively.

During the years ended June 30, 2018, 2019 and 2020, the related parties paid expenses, which mainly include staff related expenses and other miscellaneous expenses, of RMB4,612, RMB2,731 and RMB3,458 respectively on behalf of the Group. Such amount is due and payable on demand, and the Group repaid RMB4,124, RMB4,663 and RMB2,759 to the related parties during the years ended June 30, 2018, 2019 and 2020, respectively.

During the years ended June 30, 2018, 2019 and 2020, the Group collected amounts of RMB47,070, RMB46,453 and RMB34,649, mainly on behalf of Ming Kang Hui supermarkets, which are operated by Zhejiang Ming Kang Hui Food Co.,Ltd., a related party controlled by Mr.Feng. Such amount is due and payable on demand, and the Group repaid RMB48,428, RMB47,429 and RMB32,502 to related parties during the years ended June 30, 2018, 2019 and 2020, respectively.

The above unsettled balances were included in “Other payables due to related parties” and “Other receivables due from related parties” as of June 30, 2019 and 2020, respectively.

(v)	The Group entered into a series of leasehold improvement contracts with Heng Zhong Da Construction Limited Company (“Heng Zhong Da”), a company over which Mr.Feng has significant influence, for the leasehold improvement of classroom buildings, dining halls, student dormitories.

During the years ended June 30, 2018, 2019 and 2020, the Group purchased leasehold improvement service from Heng Zhong Da of RMB29,098, RMB29,669 and RMB106,835 respectively.

As of June 30, 2019 and 2020, the above unsettled balances of RMB11,260 and RMB42,033 were recognized in “Other payables due to related parties”.

(vi)	The Group purchased food products from Zhejiang Ming Kang Hui E-Commerce Co.,Ltd. and Ming Kang Hui Ecological Agriculture Group Co.,Ltd. (collectively referred as “Ming Kang Hui”), two companies controlled by Mr.Feng, amounting to RMB38,323 and RMB68,963 during the years ended June 30, 2018 and 2019, respectively. The Group purchased food products from Ming Kang Hui Ecological Agriculture Group Co.,Ltd. and Zhuji Hailiang Food Co.,Ltd., a related party controlled by Mr.Feng, totally amounting to RMB74,116 during the year ended June 30, 2020.

As of June 30, 2019 and 2020, the above unsettled balances of RMB18,516 and RMB11,387 were recognized in “Other payables due to related parties”.

(vii)	Education and management service provided to related parties are as follow:

	2018	2019	2020
	RMB	RMB	RMB
Education and management service provided to managed schools	12,275	28,344	8,818
Service provided to Ming Kang Hui	4,556	4,878	3,423
Total	16,831	33,222	12,241

Pursuant to the strategic cooperation agreement signed with Hailiang Group and Hailiang investment, the Group provided education and management services to Hailiang Kindgarten, Zhuji Hailiang Jinshan Kindgarten and Tianma Kindgarten, which were controlled by Hailiang Group, and other 19 schools controlled by Hailiang Investment, including Xiantao No.1 Middle School, Xinchang Nanrui Experimental School, Feicheng Hailiang Foreign Language school, Jinhua Hailiang Foreign Language School and 15 schools controlled by Xinyu Baishu Technology Service Co.,Ltd. (“Xinyu Baishu”). Education and management service fees of RMB12,275, RMB28,344 and RMB8,818 were charged to the abovementioned schools during the years ended June 30, 2018, 2019 and 2020, respectively.

On October 30, 2019, Hailiang Investment disposed all of the equity interest in Xinyu Baishu and hence Xinyu Baishu is not considered as a related party to the Group since then.

The Group provided service to Ming Kang Hui supermarkets, which are operated by Zhejiang Ming Kang Hui Food Co.,Ltd., controlled by Mr.Feng, in the Group’s campuses, amounting to RMB4,556, RMB4,878 and RMB3,423 during the years ended June 30, 2018, 2019 and 2020, respectively.

(viii)	Other service and product provided to related parties mainly include daily consumables sold to related parties, hotel services and etc.

(ix)	The Group received IT services, physical examination services, travel services and other services from related parties controlled by Hailiang Group, amounting to RMB6,884, RMB23,263 and RMB19,957 during the years ended June 30, 2018, 2019 and 2020.

As of June 30, 2019 and 2020, the above unsettled balances of RMB420 and RMB9,160 were recognized in “Other payables due to related parties”.

(x)	The gains were recognized from disposal of Hailiang Kindergarten, Tianma Kindergarten and Chuzhou School (see Note 8 (iii)for additional details), amounting to RMB3,285, RMB1,683 and RMB381 during the year ended June 30, 2018, respectively.

(xi)	In August 2017, Haibo Education and Haibo Logistics were incorporated by Xinyu Baishu, an entity ultimately controlled by Mr.Feng. The contributed capitals from Xinyu Baishu in Haibo Education and Haibo Logistics were RMB6,000 and RMB5,000, respectively. In January 2018, Xinyu Baishu transferred 56% equity interests in each of Haibo Education and Haibo Logistics to Ningbo Haoliang with considerations of RMB3,360 and RMB2,800, respectively. The considerations were equivalent to the cost of 56% of the contributed capital.

In January 2018, Xinyu Baishu also transferred the remaining 44% equity interest in Haibo Education and Haibo Logistics to Nanchang Baishu, a related party of the Company. The 44% equity interests owned by Nanchang Baishu were recorded as non-controlling interests.

In November 2018, Haibo Education and Haibo Logistics declared and fully paid dividends amounting to RMB6,075 and RMB1,407 to Nanchang Baishu, respectively.

In September 2019, Haibo Education and Haibo Logistics declared and fully paid dividends amounting to RMB17,670 and RMB3,475 to Nanchang Baishu, respectively.

In December 2019, net assets attributable to Nanchang Baishu was paid upon the liquidation of Haibo Education and Haibo Logistics, totally amounting to RMB3,713.

In July 2019, the Company acquired 100% shares of Zhuji Tianma Boya Training Center Co.,Ltd. with the consideration of RMB100 from Hailiang Investment.

In May 2020, the Company acquired 100% shares of Zhuji Yuesheng Management Consulting Co.,Ltd. with the consideration of RMB100 from Hailiang Investment.

(xii)	Mr.Feng, paid awards of RMB15,000 to the Group’s outstanding teachers to recognize their outstanding performance and contributions during the year ended June 30, 2019. The transaction is accounted for as a deemed contribution from a controlling shareholder.

(c)	Transactions with key management personnel

Remuneration of the directors and key management personnel of the Group for the years ended June 30, 2018, 2019 and 2020 are as follows:

	2018 RMB	2019 RMB	2020 RMB
Short-term benefits	8,162	5,713	5,549

Total remuneration is included in “employee benefit expenses” (Note 7).

21	Commitments and contingencies

(a)	Capital commitments

Capital commitments, which are primarily related to the campus decoration are as follows:

	2019 RMB	2020 RMB
Contracted, but not provided for:
Leasehold improvement	12,525	47,813
Furniture, fixtures and other equipment	—	2,826

(b)	Lawsuit

On May 21, 2019, the Group filed a lawsuit in the People’s Court of Zhuji City of China against Ronghuai Education Group and Zhuji Ronghuai School (collectively, “Ronghuai”), asserting claims of infringement of registered trademarks and unfair competition under the Trademark Law and Anti-Unfair Competition Law of the PRC. This case was transferred to the Intermediate People’s Court of Shaoxing City of China for acceptance. The Group alleged in the claims that Ronghuai manipulated settings of certain popular search engines in China, such as www.360.cn, hao.360.com and www.so.com, which caused confusion for the Group’s potential clients/students. Ronghuai’s alleged misconduct directed these students to Ronghuai’s website instead of the Group’s websites when the students searched key terms such as “Hailiang”, “Hailiang education”, “Hailiang senior middle school”, and “Hailiang primary school”. Therefore, the Group claimed damages of RMB3,000 against Ronghuai. Based on new evidence collected through discovery, the Group subsequently amended the claims and increased the amount of damages claimed to RMB7,508. On April 8, 2020, the court entered into a judgement of first instance, ordering Ronghuai to immediately stop manipulating settings of certain search engines, and to publish statements on its official platform to eliminate the negative impact of the case within 10 days from the effective date of the judgement and compensate the Group for economic loss and reasonable expenses amounting to RMB3,000 within 30 days from the effective date of the judgement. Ronghuai did not agree with the judgement and subsequently appealed to the Higher People’s Court of Zhejiang Province of China. This case was still in the process of second instance.

On July 8, 2019, Ronghuai filed a lawsuit in the People’s Court of Zhuji City of China against Hailiang Group, the Company’s related party, and Hailiang Senior Middle School, one of the Company’s affiliated schools, asserting claims of infringement of registered trademarks and unfair competition under the Trademark Law and Anti-Unfair Competition Law of the PRC. This case was transferred to the Intermediate People’s Court of Shaoxing City of China for acceptance. Ronghuai alleged, in a way similar to the Group’s original claims as described above, that Hailiang Group and Hailiang Senior Middle School employed manipulative measures to direct potential clients/students to the websites instead of theirs and requested monetary damages in the amount of RMB3,010. Based on new evidence Ronghuai claimed to have collected through discovery, Ronghuai later amended their claims to increase the amount of damages to RMB7,510. On May 19, 2020, the court rejected the request filed by Ronghuai. Ronghuai did not agree with the judgement and subsequently appealed to the Higher People’s Court of Zhejiang Province of China. This case was still in the process of second instance.

On July 18, 2019, Ronghuai filed a separate lawsuit in the People’s Court of Zhuji City of China against the Company’s seven affiliated entities and three of the Company’s related parties, including Hailiang Group, Hailiang Investment and Zhejiang Hailiang Limited, alleging defamation. Ronghuai alleged that the Group’s public announcement regarding the filing of claims against Ronghuai contained defamatory remarks against Ronghuai and affected its reputation and requested monetary damages in the amount of RMB10,000. This case was transferred to the Intermediate People’s Court of Ningbo City of China for acceptance and was still in the process.

After consultation with the Group’s external legal counsel, the Group assessed the probability of the potential liability to be more than remote but not probable and the amount of loss not being able to be reasonably estimated at this time. As a result, the Group did not record any liabilities pertaining to the lawsuits filed by Ronghuai.

22	Subsequent events

Acquisition of a school

On July 15, 2020, the Group entered into a sponsorship transfer agreement with Hailiang Investment to acquire 100% sponsorship of Jinhua Hailiang Foreign Language School, with a total consideration of RMB34,000. The school is located in Jinhua City, Zhejiang Province, which can accommodate up to 900 students. On September 16, 2020, the Group obtained the relevant administrative approval and completed all the required process to obtain the sponsorship of the school. The transaction will be accounted for as a business combination between entities under common control.

23	Comparative figures

The Group has initially applied IFRS 16 at July 1, 2019. Under the cumulative effect method, comparative information is not restated. Further details of the changes in accounting policies are disclosed in note 3.

24	Immediate and ultimate controlling party

At June 30, 2020, the Directors consider the immediate parent of the Group to be Jet Victory International Limited, which is incorporated in British Virgin Island, and the ultimate controlling party to be Mr.Feng. Neither of the parties produce financial statements available for public use.

25	Parent company financial statement

The following condensed parent company financial information of Hailiang Education Group Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020

(Amounts in thousands)

	2018 RMB	2019 RMB	2020 RMB
Cost of revenue	(2,299)	—	—

Gross loss	(2,299)	—	—
Administrative expenses	(9,124)	(8,176)	(10,060)

Operating loss	(11,423)	(8,176)	(10,060)

Net finance expenses	(17)	—	—

Loss before tax	(11,440)	(8,176)	(10,060)

Loss	(11,440)	(8,176)	(10,060)
Other comprehensive (loss)/income-foreign currency translation differences	(3,016)	4,086	2,966

Total comprehensive loss	(14,456)	(4,090)	(7,094)

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2019 AND 2020

(Amounts in thousands)

	2019 RMB	2020 RMB
Assets
Other receivables due from subsidiaries	24,994	27,237

Non-current assets	24,994	27,237

Other receivables due from related parties	79,265	69,591
Other current assets	—	225
Cash	390	891

Current assets	79,655	70,707

Total assets	104,649	97,944

Shareholders’ equity
Share capital	268	268
Share premium	134,583	134,583
Translation reserve	13,195	16,161
Accumulated losses	(45,679)	(55,739)

Total shareholders’ equity	102,367	95,273

Liabilities
Other payables due to third parties	2,280	2,669
Other payables due to related parties	2	2

Current liabilities	2,282	2,671

Total liabilities	2,282	2,671

Total shareholders’ equity and liabilities	104,649	97,944

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF CASH FLOWS FOR

THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020

(Amounts in thousands)

	2018 RMB	2019 RMB	2020 RMB
Cash flows from operating activities
Loss for the year	(11,440)	(8,176)	(10,060)
Adjustments for:
Change in other payables due to third parties	1,393	887	389
Change in other payables due to a related party	1	—	—
Changes in other current assets	—	—	(225)
Change in other receivable due from subsidiaries	(152)	(4,664)	(1,528)
Change in other receivable due from related parties	3,623	(201)	—

Net cash used in operating activities	(6,575)	(12,154)	(11,424)

Cash flows from investing activities
Repayment of loans from a related party	—	12,412	11,850

Net cash generated from investing activities	—	12,412	11,850

Cash flows from financing activities
Loans made from a related party	7,609	—	—

Net cash from financing activities	7,609	—	—

Effect of movements in exchange rates on cash	(3,016)	(394)	75
Net (decrease) / increase in cash	(1,982)	(136)	501
Cash at the beginning of the year	2,508	526	390
Cash at end of the year	526	390	891
Non-cash transaction:
Net settlement of a loan made to a related party with a loan borrowed from a related party	(7,609)	—	—