Form 20-F
period 2021-06-30
Hailiang Education Group Inc.
filed 2021-11-12
CIK 1596964

fv

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

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

412,450,256 ordinary shares, par value US$0.0001 per share, as of June 30, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ◻ No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ◻ No ⌧

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	◻	Accelerated filer	☒

Non-accelerated filer	◻	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

●	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other	◻

*If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  Item 18 

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ◻ No ☒

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“15 Baishu schools” are to 15 managed schools sponsored or operated by “Nanchang Baishu Technology”, in Jiangxi province, namely, (i) Nanchang East Lake Sijihuacheng Kindergarten, (ii) Jiulixianghucheng Kindergarten, (iii) Nanchang Baishu Angel City&Fenghuang Kindergarten, (iv) Nanchang Foreign Language Jiulixianghucheng School, (v) Nanchang Foreign Language Gaoxin School, (vi) Nanchang Maqiu Senior Middle School, (vii) Nanchang Baishu School, (viii) Yichun Baishu Foreign Language School, (ix) Yichun Baishu Foreign Language School Xuefulu Campus, (x) Yichun Baishu Angel City&Bilingual Kindergarten, (xi) Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, (xii) NanChang Baishu Xingfu Shiguang Kindergarten, (xiii) Nanchang Hualian Foreign Language Experimental School, (xiv) Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, and (xv) Jingdezhen Baishu School;
●	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents 16 ordinary shares;
●	“affiliated entities” are to, 25 companies controlled by Hailiang Management and Haishan Development, before we lost control of affiliated entities providing compulsory education on September 1, 2021, including (i) Zhejiang Hailiang Mingxin Education Technology Co., Ltd., (ii) Hangzhou Hailiang Education Management Co., Ltd., (iii)Zhejiang Mingxin International Travel Co., Ltd., (iv) Shaoxing Sihai International Travel Co., Ltd., (v)Hangzhou Mingyou Training School Co., Ltd., (vi) Zhuji Tianma Boya Training Center Co., Ltd., (vii) Jinhua Hailiang Education Technology Co., Ltd., (viii) Zhuji Mingyou Training Center Co., Ltd., (ix) Lanzhou Hailiang Education Consulting Co., Ltd., (x) Wuhu Hailiang Education Management Co., Ltd., (xi) Wenzhou Hailiang Juxian Education Technology Co., Ltd., (xii) Shanghai Yunhan Education Technology Co., Ltd., (xiii) Ninghai Hailiang Education Management Co. Ltd., (xiv) Zhuji Hailiang Mingyou Chengzhong Training Center Co., Ltd., (xv) Xinchang Nanrui Hailiang Education Technology Co., Ltd., (xvi) Zhejiang Hailiang Mingyou Education Technology Co., Ltd., (xvii) Ninghai Hailiang Education Development Co., Ltd., (xviii) Feicheng Hailiang Education Investlsment Co., Ltd., (xix) Hailiang Mingyou Future (Zhejiang) Education Technology Co., Ltd. (previously named Zhuji Yuesheng Enterprise Management Consulting Co., Ltd., (xx) Xinchang Mingyou Cultural Development Co., Ltd., (xxi) Hangzhou Hailiang Mingyou Online Education Technology Co., Ltd., (xxii) Zhuji Mingyou Lechuang Education Technology Co., Ltd., (xxiii) Xinchang Mingyou Education Training Center Co., Ltd., (xxiv) Ninghai Yipin Education Training Co., Ltd., and (xxv) Suqian Leqi Training Co., Ltd., and 17 affiliated schools owned and operated by Hailiang Management; are to, 6 companies controlled by Hailiang Management, after we lost control of affiliated entities providing compulsory education on September 1, 2021 and as of the date of this annual report, including (i) Zhejiang Hailiang Mingxin Education Technology Co., Ltd., (ii)Zhejiang Mingxin International Travel Co., Ltd., (iii) Shaoxing Sihai International Travel Co., Ltd., (iv) Shanghai Yunhan Education Technology Co., Ltd., (v) Xinchang Nanrui Hailiang Education Technology Co., Ltd., (vi) Ninghai Hailiang Education Development Co., Ltd., and 6 affiliated schools owned and operated by Hailiang Management.
●	“affiliated entities providing compulsory education services” are to 7 companies, namely (i) Ninghai Hailiang Education Management Co., Ltd., (ii) Wenzhou Hailiang Juxian Education Technology Co., Ltd., (iii) Hangzhou Hailiang Education Management Co., Ltd., (iv) Jinhua Hailiang Education Technology Co., Ltd., (v) Lanzhou Hailiang Education Consulting Co., Ltd., (vi) Wuhu Hailiang Education Management Co., and (vii) Feicheng Hailiang Education Investment Co., Ltd.; and 11 affiliated schools, namely (i) Zhejiang Zhuji Hailiang Primary School, (ii) Zhejiang Zhuji Hailiang Junior Middle School, (iii) Zhejiang Zhuji Hailiang Foreign Language School, (iv) Zhejiang Zhuji Tianma Experimental School, (v) Ninghai Future School, (vi) Hailiang Overseas Chinese School, (vii) Xianghu Future School, (viii) Jinhua Hailiang Foreign Language School, (ix) Lanzhou Hailiang Experimental School, (x) Wuhu Hailiang Experimental School, and (xi) Feicheng Hailiang Foreign Language School;
●	“affiliated schools” are to 17 schools that are owned and operated by Hailiang Management and Haishan Developmen before we lost control of affiliated entities providing compulsory education on September 1, 2021, including (i) Zhejiang Zhuji Hailiang Primary School, (ii) Zhejiang Zhuji Hailiang Junior Middle School, (iii) Zhejiang Zhuji Hailiang Senior Middle School, (iv) Zhejiang Zhuji Hailiang High School of Art, (v) Zhejiang Zhuji Tianma Experimental School, (vi) Zhejiang Zhuji Hailiang Experimental High School, (vii) Zhejiang Zhuji Hailiang Foreign Language School, (viii) Zhuji Hailiang Foreign Language High School Co., Ltd., (ix) Zhenjiang Jianghe High School of Art Co., Ltd., (x) Lanzhou Hailiang Experimental School, (xi) Wuhu Hailiang Experimental School, (xii) Jinhua Hailiang Foreign Language School, and (xiii) Feicheng Hailiang

Foreign Language School, (xiv) Hailiang Overseas Chinese School, (xv) Xianghu Future School, (xvi) Ninghai Future School and (xvii) Ninghai Ninghai Hailiang Senior Middle School; are to 6 schools that are owned and operated by Hailiang Management, since September 1, 2021, including (i) Zhejiang Zhuji Hailiang Senior Middle School, (ii) Zhejiang Zhuji Hailiang High School of Art, (iii) Zhejiang Zhuji Hailiang Experimental High School, (iv) Zhuji Hailiang Foreign Language High School Co., Ltd., (v) Zhenjiang Jianghe High School of Art Co., Ltd., and (vi) Ninghai Ninghai Hailiang Senior Middle School.
●	“Art Joint Examination” are to art university and college entrance examinations administered in China. Student enrolled in art education program are required to attend both Art Joint Examination and Gaokao;
●	“Beize Group” are to “Zhejiang Beize Group Co., Ltd.” (previously named “Zhejiang Zhongyida Investment Co., Ltd.”) a PRC company controlled by Mr. Feng and is a 0.1% record shareholder of Hailiang Management;
●	“compulsory education” are to the nine years of education mandated by the PRC, consisting of six years of primary education and three years of secondary education;
●	“Dual first-class universities” are to the outstanding universities recognized jointly by the Ministry of Education, the Ministry of Finance, and the National Development and Reform Commission. This recognition aims to promote the development of higher education for the establishment of world-class universities and world-class disciplines;
●	“Feicheng Education Investment” are to “Feicheng Hailiang Education Investment Co., Ltd., a PRC company we acquired as a wholly owned subsidiary from Hailiang Investment on April 26, 2021;
●	“fiscal year” are to the period from July 1 of each calendar year to June 30 of the following calendar year;
●	“Gaokao” are to university entrance examinations administered in China;
●	“Hailiang After-school” are to Zhuji Hailiang After-school Service Co., Ltd., a PRC corporation incorporated on August 2, 2018 as a wholly owned subsidiary of Ningbo Haoliang;
●	“Hailiang Consulting” are to “Zhejiang Hailiang Education Consulting and Services Co., Ltd.,” a wholly foreign-owned subsidiary of Hailiang Education (HK) Limited incorporated on December 7, 2011 in PRC;
●	“Hailiang Finance” are to Hailiang Group Finance Co., Ltd., a PRC corporation and a related party;
●	“Hailiang Group” are to Hailiang Group Co., Ltd., a PRC corporation and a related party;
●	“Hailiang Inc.” are to “Hailiang Education Group Inc.,” our listed entity or parent company incorporated in the Cayman Islands;
●	“Hailiang International Studying” are to “Hailiang Education International Studying Service Limited,” Hailiang HK’s wholly owned subsidiary incorporated on September 26, 2018 in Hong Kong;
●	“Hailiang Investment” are to “Hailiang Education Investment Group Co., Ltd.”, a PRC corporation controlled by our ultimate controlling shareholder, Mr. Feng. Hailiang Investment previously was named “Hailiang Education Management Group Co., Ltd.”;
●	“Hailiang Management” are to “Hailiang Education Management Group Co., Ltd.,” (previously named “Zhejiang Hailiang Education Investment Group Co., Ltd.”), a PRC corporation and an entity in which we do not hold any equity interests but which we control through various contractual arrangements;
●	“Hailiang Mingxin” are to “Zhejiang Hailiang Mingxin Education Technology Co., Ltd.,” Hailiang Management’s wholly owned subsidiary incorporated on August 9, 2017 as a PRC corporation;

●	“Hailiang Sports” are to “Ningbo Hailiang Sports Development Co., Ltd.,” incorporated on May 18, 2018, as a wholly owned subsidiary of Hailiang Consulting;
●	“Haishan Development” are to “Zhejiang Haishan Education Development Co., Ltd,” a PRC corporation and an entity in which we do not hold any equity interests but which we control through various contractual arrangements;
●	“HIEG” are to “Hailiang International Education Group Pte. Ltd.,” Hailiang Inc.’s wholly owned subsidiary incorporated on April 29, 2020 as a Singapore corporation;
●	“Jinhua Education Technology” are to “Jinhua Hailiang Education Technology Co., Ltd.,” Hailiang Management’s wholly owned subsidiary incorporated on May 21, 2020 as a PRC corporation;
●	“Juxian Technology” are to “Wenzhou Hailiang Juxian Education Technology Co., Ltd,” a PRC corporation incorporated on May 18, 2020, which is 51% owned by Hailiang Management;
●	“K-9 schools” are to 11 affiliated schools, namely (i) Zhejiang Zhuji Hailiang Primary School, (ii) Zhejiang Zhuji Hailiang Junior Middle School, (iii) Zhejiang Zhuji Hailiang Foreign Language School, (iv) Zhejiang Zhuji Tianma Experimental School, (v) Ninghai Future School, (vi) Hailiang Overseas Chinese School, (vii) Xianghu Future School, (viii) Jinhua Hailiang Foreign Language School, (ix) Lanzhou Hailiang Experimental School, (x) Wuhu Hailiang Experimental School, and (xi) Feicheng Hailiang Foreign Language School;
●	“K-12” are to primary (beginning at age 6), middle and high schools for the fiscal year ended June 30, 2019, 2020 and 2021;
●	“K-12 educational services” are to K-12 student management services, including accommodation and after-school enrichment services, high school curriculum education services and K-9 compulsory curriculum education services.
●	“Lanzhou Hailiang Consulting” are to “Lanzhou Hailiang Education Consulting Co., Ltd.,” incorporated on August 7, 2019 as a PRC corporation;
●	“managed schools” are to schools we operate by providing operation and management services, but do not own or sponsor, as of June 30, 2021, including (i) Nanchang East Lake Sijihuacheng Kindergarten, (ii) Jiulixianghucheng Kindergarten, (iii) Nanchang Baishu Angel City & Fenghuang Kindergarten, (iv) Nanchang Foreign Language Jiulixianghucheng School, (v) Nanchang Foreign Language Gaoxin School, (vi) Nanchang Maqiu Senior Middle School, (vii) Nanchang Baishu School, (viii) Yichun Baishu Foreign Language School, (ix) Yichun Baishu Foreign Language School Xuefulu Campus, (x) Yichun Baishu Angel City & Bilingual Kindergarten, (xi) Yichun Baishu Angel City & Bilingual Kindergarten Xuefulu Campus, (xii) NanChang Baishu Xingfu Shiguang Kindergarten, (xiii) Nanchang Hualian Foreign Language Experimental School, (xiv) Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, (xv) Jingdezhen Baishu School, (xvi) Xinchang Nanrui Experimental School, (xvii) Xiantao No.1 Middle School, (xviii) Sihong Second Experimental School, (xix) Xiaoshan District Wenyan Primary School, (xx) Xiaoshan District Wenyan No. 2 Primary School, (xxi) Xiaoshan District Wenyan Middle School, (xxii) Hangzhou Chunhui Primary School, (xxiii) Hailiang Kindergarten, (xxiv) Zhuji Hailiang Jinshan Kindergarten, (xxv) Tianma Kindergarten, (xxvi) Xiamen Road School, and (xxvii) Fumin Avenue School;
●	“MOE” are to “Ministry of Education of the People’s Republic of China”, and branches of education bureaus established in regions at all levels;
●	“Mr. Feng” are to Mr. Hailiang Feng, our founder and ultimate controlling shareholder. Mr. Feng served as the chairman and chief executive officer of our group, held directorships and management roles in our subsidiaries and affiliated entities until November 2014. Mr. Feng is the founder of Hailiang Group;
●	“Nanchang Baishu Technology” are to Nanchang Baishu Technology Co., Ltd., a PRC corporation;
●	“Ningbo Haoliang” are to “Ningbo Haoliang Information Consulting Co., Ltd.,” a PRC corporation incorporated on June 20, 2017, as a wholly owned subsidiary of Hailiang Consulting;

●	“Ningbo Hailiang” are to “Ningbo Hailiang Education Logistics Management Co. Ltd.,” a PRC corporation incorporated on June 22, 2017, as a wholly owned subsidiary of Hailiang Consulting;
●	“our company,” “the Company,” “we,” “us,” “our” or “our group” are to Hailiang Inc. and, unless the context otherwise requires, all of their subsidiaries and affiliated entities;
●	“our schools” are to our affiliated schools;
●	“PHIC company” are to “Pate’s - Hailiang International College Company Limited,” a PRC corporation and Hailiang International Studying’s wholly owned subsidiary incorporated on October 9, 2018 in United Kingdom;
●	“PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“school year” are usually to the period from September 1 of each calendar year to June 30 of the following calendar year;
●	“Shanghai Yunhan” are to “Shanghai Yunhan Education Technology Co., Ltd.,” incorporated on September 8, 2020, as a wholly owned subsidiary of Hailiang Management;
●	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
●	“student attendances” are to the cumulative total number of courses and/or services enrolled in and paid for by our students during a certain period, including multiple courses and/or services enrolled in and paid for by the same student;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
●	“Wuhu Management” are to “Wuhu Hailiang Education Management Co., Ltd.,” a PRC corporation incorporated on January 21, 2020 as a PRC corporation;
●	“Xiantao Logistics” are to “Xiantao Hailiang Education Logistics Management Co., Ltd,” a PRC corporation incorporated on July 23, 2020, which is 90% owned by Ningbo Hailiang;
●	“Zhejiang Mingxin International Travel” are to “Zhejiang Mingxin International Travel Co., Ltd.,” a PRC corporation incorporated on August 2, 2018, as a wholly owned subsidiary of Hailiang Management;
●	“Zhenjiang Jianghe High School of Art” are to “Zhenjiang Jianghe High School of Art Co., Ltd.,” a PRC corporation acquired on October 31, 2018, which is 51% owned by Hailiang Management;
●	“Zhongkao” are to high school entrance examinations administered in China;
●	“Zhuji Hailiang Foreign Language High” are to “Zhuji Hailiang Foreign Language High School Co., Ltd.,” a PRC corporation incorporated on August 28, 2018, as a wholly owned subsidiary of Hailiang Management;
●	“Zhuji Hailiang Logistics” are to “Zhuji Hailiang Logistics Service Co., Ltd.,” Ningbo Hailiang’s wholly owned subsidiary incorporated on September 26, 2018 as a PRC corporation;
●	“Zhuji Hailiang Supply” are to “Zhuji Hailiang Supply Chain Management Co., Ltd.,” Ningbo Hailiang’s wholly owned subsidiary incorporated on September 26, 2018 as a PRC corporation; and
●	“Zhuji Nianxin Lake Hotel” are to “Zhuji Nianxin Lake Hotel Co. Ltd.,” Hailiang Consulting’s wholly owned subsidiary was incorporated on September 22, 2017 as a PRC corporation.

Names of certain companies provided in this annual report on Form 20-F are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements as of June 30, 2020 and 2021 and each of the three years ended June 30, 2019, 2020 and 2021.

This annual report on Form 20-F contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve bank. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On November 5, 2021, the noon buying rate was RMB6.3961 to US$1.00.

A ouThrough SPart I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of profit or loss and other comprehensive income data for the years ended June 30, 2019, 2020 and 2021, and the selected consolidated statements of financial position data as of June 30, 2020 and 2021, have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of profit or loss and other comprehensive income data for the years ended June 30, 2017 and 2018 and the selected consolidated statements of financial position data as of June 30, 2017, 2018 and 2019 are based on the financial data derived from our consolidated financial statements not included in this annual report and adjusted to conform to the re-presentation of comparative figures as a result of discontinued operations and the restatement of comparative figures as a result of the business combination between entities under common control.

On May 14, 2021, the PRC State Council announced the issuance of the 2021 Implementation Rules for Private Education Laws (“2021 Implementation Rules for Private Education Laws”), which became effective on September 1, 2021. The 2021 Implementation Rules for Private Education Laws prohibit social organizations and individuals from controlling a private school that provides compulsory education by means of merger, acquisition, contractual arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with its related party. The 2021 Implementation Rules for Private Education Laws may challenge the validity of our Contractual Arrangements (see”Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company —C. Organizational Structure.”) that establish the corporate structure for operating compulsory education business. In the event we are unable to enforce these Contractual Arrangements, we may not be able to exert effective control over the affiliated entities providing compulsory education. In particular, under the 2021 Implementation Rules for Private Education Laws, a private school providing compulsory education is prohibited from conducting transactions with its related parties, and this significantly affects the enforceability of the Consulting Services Agreements with affiliated entities providing compulsory education. Therefore, we re-assessed our control over the affiliated entities providing compulsory education. According to IFRS 10 - Consolidated Financial Statements, we concluded that we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest, and that such uncertainties and restrictions already had a significant impact on our ability to direct and its economic exposure from involvement with such entities. Further, we have considered the ancillary nature of the activities and the insignificance of the costs related to the K9 compulsory education business while the related schools were closed between June 30, 2021 and date of loss of control of September 1, 2021. We have determined that, in substance, we have ceased all revenue-generating activities related to that business and have discontinued that business by June 30, 2021. As the compulsory education business represents an operating segment, we have also classified the historical financial results of compulsory education business as discontinued operations in the Company’s Consolidated Statements of Profit or Loss and Other Comprehensive Income for all periods presented. The Company will continue to offer K-12 student management services and high school curriculum education services, operation and management services and ancillary educational services in the future.

The consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board. Historical results are not necessarily indicative of the results for any future periods.

	Years Ended June 30,
	2017	2018	2019	2020	2021	2021
	RMB	RMB	RMB	RMB	RMB	USD

	(In thousands, except per share data)
Selected consolidated statements of profit or loss and other comprehensive income Data:
Continuing operations
Revenue	295,719	604,264	1,022,795	1,027,373	1,375,790	213,083
Cost of revenue	(220,986)	(340,684)	(613,780)	(580,260)	(728,586)	(112,844)
Gross profit	74,733	263,580	409,015	447,113	647,204	100,239
Other income, net	2,858	450	20,927	67,070	46,630	7,222
Selling expenses	(5,241)	(6,047)	(11,796)	(13,944)	(29,737)	(4,606)
Administrative expenses	(5,124)	(33,865)	(36,495)	(45,118)	(51,321)	(7,949)
Operating profit	67,226	224,118	381,651	455,121	612,776	94,906
Gain on disposal of affiliated entities	—	3,666	—	—	—	—
Finance income	3,531	8,286	16,596	16,037	35,840	5,551
Finance costs	—	—	—	(3,435)	(1,151)	(178)
Profit before tax	70,757	236,070	398,247	467,723	647,465	100,279
Income tax expenses	—	(66,288)	(108,713)	(121,924)	(165,355)	(25,610)
Profit from continuing operations	70,757	169,782	289,534	345,799	482,110	74,669
Profit/(loss) from discontinued operations, net of tax	96,986	60,780	23,058	24,205	(243,337)	(37,688)
Net profit	167,743	230,562	312,592	370,004	238,773	36,981

Profit attributable to the Company’s shareholders	167,743	222,248	290,233	374,238	235,092	36,411
Profit from continuing operations	70,757	161,468	267,175	349,983	483,049	74,815
Profit/(loss) from discontinued operations	96,986	60,780	23,058	24,255	(247,957)	(38,404)

Profit/(loss) attributable to non-controlling interests	—	8,314	22,359	(4,234)	3,681	570
Profit/loss from continuing operations	—	8,314	22,359	(4,184)	(939)	(145)
Profit/(loss) from discontinued operations	—	—	—	(50)	4,620	715

Earnings per share
Basic and diluted earnings per share	0.41	0.54	0.70	0.91	0.57	0.09
Earnings per share – Continuing operations
Basic and diluted earnings per share	0.17	0.39	0.65	0.85	1.17	0.18
Net profit	167,743	230,562	312,592	370,004	238,773	36,981
Other comprehensive income/(loss), net of nil income tax	2,202	(2,542)	3,310	2,326	(6,248)	(968)
Total comprehensive income	169,945	228,020	315,902	372,330	232,525	36,013

Total comprehensive income/(loss) attributable to non-controlling interests	—	8,314	22,359	(4,234)	3,681	570
Total comprehensive income attributable to the Company’s shareholders	169,945	219,706	293,543	376,564	228,844	35,443

	2017	2018	2019	2020	2021	2021
	RMB	RMB	RMB	RMB	RMB	USD
Selected consolidated Statements of Financial Position Data:
Cash and cash equivalents	77,801	815,306	271,538	516,446	279,420	43,277
Total assets	1,399,010	1,887,536	2,532,516	2,839,466	3,270,783	506,579
Total equity	1,101,613	1,335,473	1,687,719	2,037,641	2,216,860	343,347
Current liabilities	297,397	552,063	837,527	775,310	1,018,534	157,751
Total liabilities	297,397	552,063	844,797	801,825	1,053,923	163,232

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect our business, financial condition, results of operations and prospect in the future.

On May 14, 2021, the State Council promulgated the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021, imposes restrictions on the operation and management of private schools and the capital operation of private education. Pursuant to the 2021 Implementation Rules for Private Education Laws, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Such 2021 Implementation Rules for Private Education Laws have had significant impacts on our business operations and our operations results.

The 2021 Implementation Rules for Private Education Laws may challenge the validity of our Contractual Arrangements (see”Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company —C. Organizational Structure.”) that establish the corporate structure for our operating compulsory education business. In particular, under the 2021 Implementation Rules for Private Education Laws, a private school providing compulsory education is prohibited from conducting transactions with its related parties, and this significantly affects the enforceability of the Consulting Services Agreements with affiliated entities providing compulsory education. Therefore, we concluded that we lost control of the affiliated entities providing compulsory education services on September 1, 2021. Further, considering the ancillary nature of the activities and the insignificance of the costs related to the K-9 compulsory education business while the related schools were closed for summer break between June 30, 2021 and September 1, 2021, we have concluded that, in substance, we ceased all revenue-generating activities related to that business and discontinued that business as of June 30, 2021. As a result of the foregoing, we recognized an impairment loss of approximately RMB 252.3 million (US$39.1 million) in the last quarter of our fiscal year ended June 30, 2021.

The Company will continue to offer K-12 student management services and high school curriculum education services, operation and management services and ancillary educational services in the future.

We face risks related to health pandemics, natural disasters, or terrorist attacks in China.

COVID-19, a disease caused by a novel and highly contagious form of coronavirus, first appeared in December 2019, and was later classified as a pandemic in March 2020 by the World Health Organization. As of the date of this annual report on Form 20-F, COVID-19 is still spreading in communities in some parts of the world. The pandemic resulted in travel restrictions, massive closure of businesses and schools, and quarantine measures imposed by governments across the world. Because substantially all of our operations are conducted in China and our students had to remain home from February 2019 to April 2020, the COVID-19 pandemic has caused a substantial disruption to our business. In April 2020, we resumed in-person lecturing across our schools. Most of our students, teachers and educational staff, returned to schools after taking nucleic acid tests or respecting mandatory quarantine, with the exception of some of our foreign teachers who were unable to return to China due to international flight restrictions. Although China has temporarily controlled the outbreak, we currently are unable to predict the duration and severity of the COVID-19 pandemic, the responses thereto, and their impact on our business and operations, our results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, and the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented. The COVID-19 pandemic will be likely, to some extent, to have a continued adverse impact on our results of operations through 2022.

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

Our results of operations are affected by the pricing of our educational programs and services. We charge tuition and/or service fees based on a student’s grade level and whether the student attends our basic educational program, international program or other ancillary educational services. Tuition and/or service fees we charge are applied to 1) the provision of the curriculum education services, after-school enrichment services, accommodations, transportation services and other ancillary school activities, 2) the delivery of educational books and related materials, and 3) meal catering services. Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our educational programs, the cost of our education and non-education services and the tuition and the fees charged by our competitors. Although we have been able to increase tuition in the past, there is no guarantee that we will be able to maintain tuition at present levels or increase our tuition in the future.

Furthermore, the tuition we charge is subject to a number of other factors beyond our control, such as the perception of our brand, the academic success of our students, our ability to hire qualified teachers and economic conditions generally and particularly in Zhuji city, Zhenjiang City, Lanzhou City, Jinhua City, Wuhu City, Wenzhou City and Feicheng City, where, as of June 30, 2021, our affiliated schools are located. Any significant deterioration in these factors could have a material adverse effect on our ability to charge tuition at a sufficient level for us to be profitable.

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

The success of our business largely depends on the number of students enrolled in our current affiliated schools and in any new schools we may establish or acquire in the future, as well as on the amount of tuition our students and parents are willing to pay. Therefore, our ability to continue to attract students to enroll in our schools is critical to the continued success and growth of our business. The success of our efforts to enroll students will depend on several factors, including without limitation our ability to:

●	enhance existing programs to respond to market changes and student demands;
●	develop new programs that appeal to our students;
●	expand our geographic reach;

●	manage our growth while maintaining the consistency of our teaching quality;
●	effectively market our schools and programs to a broader base of prospective students;
●	develop and license additional high-quality educational content; and
●	respond to the increasing competition in the market.

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

Our teacher retention rates as of June 30, 2019, 2020 and 2021 were 93.3%, 88.8% and 87.6%, respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period). In addition, we plan to increase the proportion of students enrolled in our international program and increase course offerings. Doing so will require a greater number of foreign teachers. As the market for qualified foreign teachers is extremely competitive, we cannot guarantee that we can maintain or increase our number of foreign teachers. Shortages of qualified teachers, or significant decreases in the quality of our educational programs and services, whether actual or perceived, in one or more of our schools, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. In addition, we may not be able to hire and retain enough qualified teachers to maintain consistent teaching quality in different locations, should we establish and/or acquire additional schools as anticipated. Further, any inability to retain teachers may adversely affect our Hailiang brand and significantly increasing teacher salaries may have a material adverse effect on our business, financial condition and results of operations.

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

We have experienced growth in revenue in recent years. Our historical growth was driven by both the expansion of our existing schools as well as by our management of a new additional school in recent fiscal years. In addition, our growth in the past three fiscal years was primarily driven by the increase in levels of tuition fees we charged our students.

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

The regulatory authorities in China, at both the national and local levels, have broad powers to regulate the tuition, accommodation and other fees charged by K-12 schools as well as the student enrollment levels at these schools. As a result, new regulations could adversely impact the tuition we may charge for our school programs and the level of student enrollment at our schools. In particular, the regulatory authorities impose a maximum ceiling on the amount of tuition we can charge. The international program of our affiliated schools is not currently subject to ceiling limitation on the amount of tuition we can charge as long as the tuitions we charge for our international program are record-filed with local authorities and approved. Pursuant to the registration documents filed with local authorities for the 2020/2021 school year, we can charge RMB102,000 to RMB220,000 for our international program. The tuition limitation is reviewed by regulatory authorities on a periodic basis. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education—2016 Private Education Law and The 2021 Implementation Rules for Private Education Laws.” In addition, the Zhejiang provincial government has set a maximum number of high school students we can admit from cities other than Zhuji in Zhejiang province to our basic educational program, after consultation with us. In the 2020/2021 school year, the maximum number of such high school students was set at 550 for Zhejiang Zhuji Hailiang Experimental High School, 140 for Zhejiang Zhuji Hailiang Senior Middle School and 190 for Zhejiang Zhuji Hailiang High School of Art. We generally recruit students at the maximum level set by the government in Zhejiang province and additional students from other provinces. We may not admit more than the number that is approved by the regulatory authority. There is currently no limit as to the number of students we may admit for our international program. In light of the significant increase in tuition and other education-related fees in recent years, regulatory authorities may impose stricter price control on educational charges in the future. As part of their efforts to regulate the private education industry, regulatory authorities may also impose stricter student annual enrollment quotas. If the fees were to decrease or were not allowed to increase in line with increases in our costs, or if student enrollment at our affiliated schools were otherwise restricted, our business, financial condition and results of operations may be materially and adversely affected.

On January 21, 2020, the Zhejiang Provincial Development and Reform Commission, Zhejiang Provincial Department of Education, Zhejiang Provincial Department of Human Resources and Social Security and Zhejiang Provincial Market Supervision Administration promulgated the Administrative Measures for Private Education Fees and on August 17, 2020, the MOE and other four ministries and commissions promulgated the Opinions on Further Standardization of Education Fee, which further strengthen the regulation of private education fees. If we cannot meet the requirements of these regulations, our operations may be adversely and materially affected. For example, the Opinions on Further Standardization of Education Fee stipulates that private schools must publicize the itemized fees and standards at a prominent location in the school and indicate the itemized fees and standards in the admissions brochures and admission notices. If fees that should be publicized are not publicized, or the content of the publicity is not in compliance with the relevant policies, students are entitled to refuse the payment of the fees. In addition, the Opinions on Further Standardization of Education Fee emphasizes that the service fees must be charged based on voluntary and non-profit principles. If the regulatory authorities deem otherwise, our operations may be adversely affected.

On June 23, 2019, the Communist Party of China (“CPC”) Central Committee and the State Council of the People’s Republic of China published the Opinion on Deepening Education and Teaching Reform and Comprehensively Improving the Quality of Compulsory Education, which stipulates that private schools that carry out compulsory education shall enroll students within the jurisdiction of the examining and approving authority, and such enrollment shall be incorporated into the unified administration at the place where the examining and approving authority is located. In addition, private schools shall enroll students at the same time as that required by public schools. On May 14, 2021, the State Council promulgated the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021 and which further stipulates that a private school that carries out pre-school education or education for academic credentials has the same right as the public school of the same grade and category to enroll students with the autonomy of setting its own admission standards and procedures within the enrollment quota approved by the examining and approving authority and shall enroll students at the same time as that by public schools. Further, the private school that carries out compulsory education shall only enroll students within the jurisdiction of its examining and approving authority, the process of which should be integrated into the unified administration of such examining and approving authority. The private school that carries out ordinary senior high school education shall enroll students mainly from the city divided into districts where the school is located, and may enroll students from other regions if it complies with the relevant provisions of the administrative department for education of the people’s government of a province, autonomous region or municipality directly under the central government. These regulations may have negative impacts on our enrollment plans and may further adversely affect our business operations and our operations results.

Presently, the service fees we charge to our managed schools are partially dependent upon the overall operating performance of such schools, the indicators of which include the student enrollment, tuition fees, financial performance, etc. Our revenues could be negatively impacted in the event that the local governments of our managed schools were to impose limitations on the capacity of student enrollment, tuition cap, etc.

We are exposed to concentration risks as most of the affiliated schools we own are currently located in a single city.

Most of the affiliated schools we own are currently located in Zhuji city in Zhejiang province. While we anticipate continued expansion into other cities in the future, we expect that a significant part of our business operations in the short-term will continue to be in Zhuji city. As such, we would be materially and adversely affected if new regulations relating to the private K-12 education business were adopted in Zhejiang province or Zhuji city that placed additional restrictions or burdens on us.

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

Any significant cybersecurity incident or a leak of student data could damage our reputation, limit our ability to retain students and increase student enrollment or give rise to financial or legal consequences.

Our internal information technology systems store and process important information including, without limitation, class schedules, registration information and student data and could be vulnerable to interruptions or malfunctions due to events beyond our control, such as natural disasters and technology failures. In addition, computer hackers may attempt to penetrate our network security. We may be required to invest significant resources in protecting against the security breaches, and to remediate problems and damages caused by such incidents, which could increase the cost of our business and in turn affect our financial conditions and results of operations. Unauthorized access to our proprietary business information or customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. We would suffer economic and reputational damages if a technical failure of our systems or a security breach compromises student data, including identification or contact information, although there has not been any material compromise in the past.

The private for-profit high school education business is relatively new and may not gain wide acceptance in China.

As a private high school education provider, we charge relatively higher fees for our affiliated schools in comparison with public schools. The development of this market has been accompanied by significant press coverage and public debate concerning the management and operation of private for-profit high schools. Significant uncertainty remains in China as to public acceptance of this business model. If this model fails to gain wide acceptance among the general public, especially among students and their parents, our results of operations will be adversely affected.

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

For example, a significant part of our educational services focuses on middle school and high school education. There are continual changes in the focuses of the subjects and questions tested on standardized tests, such as the Zhongkao and the Gaokao, the two most significant tests for Chinese students. These tests are administered by local government authorities and are critical in determining admission into high school, in the case of the Zhongkao, and college, in the case of the Gaokao. The format of these tests and the manner in which such standardized tests are administered may change from year to year. In addition, on a national level, some top universities in China, including Tsinghua University and Peking University, have been allowed to recruit a certain percentage of students through Strengthening Basic Disciplines Program’s tests and admission procedures in recent years. The “Strengthening Basic Disciplines Program” was launched by the MOE in 2020 and covers 36 universities that mainly select students who are interested in serving the country’s major educational strategy and have excellent comprehensive qualities or excel in basic disciplines, such as mathematics and physics. While college applicants are still required to have a Gaokao score above a certain threshold, the Gaokao scores for these applicants will not be the sole determining factor in the admission process.

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

The private K-12 education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. See “Item 4. Information on the Company—B. Business Overview—Competition” for more information relating to the competitive landscape of the industry in which we compete. Competition could result in loss of market share and revenue, lower profit margins and limitations on our future growth. Some of our competitors, particularly public schools, have governmental support in forms of government subsidies and other payments or fee reductions. These competitors may devote greater resources, financial or otherwise, than we can to student recruitment, campus development and brand promotion and respond more quickly than we can to changes in student demands and market needs. Our student enrollment and retention may decrease due to intense competition. We may be required to reduce tuition and other fees or increase spending in response to competition in order to attract or retain students or pursue new market opportunities. As a result, our revenue, profit and profit margin may decrease. With respect to the services we provide to our managed schools, we are one of the pioneers in the industry to provide operation and management services but we also compete with specialized education and non-education service providers who provide services in their respective specialized fields, such as admission, financial, human resources, IT and internal audit. As such, we may not be able to compete effectively and efficiently. We cannot assure you that we will be able to compete successfully against current or future competitors, and subject to PRC laws, either party of the operation and management service agreement has the right to dissolve the contract at any time. If we are unable to maintain our competitive position or otherwise fail to respond to competitive pressures effectively, we may lose market share, including, among other things, the number and student enrollments of our managed schools, and our business, financial condition and results of operations may be materially and adversely affected.

We have limited experience generating net income from some of our newer service offerings providing operation and management services to schools and may not achieve expected results from these newer service offerings.

We have been engaged to provide various operation and management services to our managed schools, and have expanded to provide education and non-education, ancillary educational services to our affiliated schools. But we have limited experience providing operation and management services at a mass level. We may devote significant resources to our newer service offerings, but fail to achieve expected results from such newer service offerings. If such newer service offerings are not well accepted, we may not achieve our expected expansion to service offerings. As a result, our overall business and results of operations, including, among other things, the number and student enrollments of our managed schools, may be materially and adversely affected.

We may experience declines in our margins due to the expansion of our business and addition of new business models.

Many factors may result in a decline of our margins. For example, our gross margin may decrease as costs incurred in the expansion of our business, affiliated school network and operation and management services increase faster than our revenues. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. In recent years, we have experienced fluctuations in our margins, there can be no assurance that our margins will not continue to decline in the future.

We may not be able to integrate businesses we acquired or plan to acquire in the future, which may adversely affect our business growth.

We plan to selectively acquire schools or companies that are complementary to our core business to expand our network coverage and/or businesses expansion. We cannot assure you that we will be able to integrate the acquired businesses with our existing operations, and we may need to devote significant financial resources to streamline the operation of the acquired businesses under our internal control requirements and divert substantial management attention to the transition of the acquired businesses before achieving full integration.

The main challenges involved in integrating acquired entities include the following:

●	consolidating service and product offerings;
●	retaining qualified education professionals of any acquired entity;
●	consolidating and integrating corporate information technology and general administrative infrastructure;
●	ensuring and demonstrating to our students and their parents that the acquisitions will not result in any adverse changes to our brand name, reputation, service quality or standards;
●	preserving important business relationships of acquired entity; and
●	minimizing the diversion of our management’s attention from ongoing business concerns.

In addition, the companies and schools we acquire may have operational deficiencies or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time of our acquisition, which may impact our ability to realize the expected benefits from the acquisition or our financial performance. If we fail to integrate the acquired businesses in a timely manner or at all, we may not be able to achieve the anticipated financial results or synergy from the acquired businesses, which may adversely affect our business growth.

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

To manage our expected growth, we will be required to expand our existing managerial, operational, technological and financial systems. We also need to expand, train, manage and retain our growing employee base. Significant financial resources may also be needed to support our planned growth. We cannot assure you that our current and planned managerial, operational, technological and financial systems will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel to staff our expanded operations. There is no assurance that we will obtain financial resources at commercial terms that are acceptable to us on a timely basis, or at all, to support our planned growth. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

In addition, as a significant part of our growth strategy, we intend to pursue selective strategic acquisitions and maximize synergies through integration of acquired entities. Our strategic acquisitions involve substantial risks and uncertainties, including:

●	our ability to identify and acquire targets in a cost-effective manner;

●	our ability to obtain approval from relevant government authorities for the acquisitions and to comply with applicable rules and regulations for acquisitions, including those relating to the transfer of school properties and facilities relating to the acquisitions;
●	our ability to obtain financing to support our acquisitions;
●	our ability to generate sufficient revenue to offset the costs and expenses of acquisitions, including the possibility of failure to achieve the intended revenue and other benefits expected from the acquisitions;
●	potential ongoing financial obligations in connection with the acquisitions, including any expenses in connection with impairment of goodwill recognized in connection with the acquisitions and potential unforeseen or hidden liabilities of any acquired entity, such as litigation claims or tax liabilities;
●	the diversion of resources and management attention from our existing businesses; and
●	potential loss of, or harm to, employee or customer relationships as a result of ownership changes in the acquired entities.

In addition, pursuant to the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021, social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., which rules may adversely affect our businesses expansion and further adversely affect our business operations and our operation results. However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the 2021 Implementation Rules for Private Education Laws, therefore, there still remain uncertainty as to when and how such implementation rules will become specifically applied to our business.

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

If our relationship with any of these education service providers deteriorates or is otherwise damaged or terminated, or if the benefits we derive from these relationships diminish, whether as a result of our own actions, actions of any third-party, including our competitors, or of regulatory authorities or other entities beyond our control, our business, prospects, financial condition and results of operations would be harmed.

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

We operate our affiliated schools under an asset-light approach, where we sponsor our affiliated schools without having to own or acquire the land and facilities of such schools. Instead, we enter into campus management agreements or lease agreements with our affiliated schools. We may not be able to renew these agreements at a preferable price or at all at the expiration of a school year or the expiration a lease term, and thus may be forced to relocate the affected operations to a new location, which could result in substantial rent increases and material business interruption. For our continuing operations, we lease real properties used by our affiliated schools and companies with a total floor area of approximately 615,390 million square meters as of June 30, 2021, among which, approximately 590,583 million square meters are rented from Hailiang Investment which is controlled by Mr. Feng, our ultimate controlling shareholder. See “Item 4. Information on the Company—D. Property, Plants and Equipment” for more information.

The terms of our current leases for campuses in Zhuji city rented from Hailiang Investment are for nineteen years from July 1, 2018. The leases contain priority renewal provisions which provide that we have the right of first refusal to renew each lease upon the expiration of the lease, provided we notify lessor six months in advance. Under the lease agreements, we can terminate the lease at any time without cause, provided we notify the lessor in writing three months in advance. Hailiang Investment may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days or use of the properties for illegal activities. To terminate the leases for other causes, Hailiang Investment would have to give us written notice one year in advance and obtain our consent to such termination. We and Hailiang Investment entered into a series of lease supplemental agreements, pursuant to which, on September 12, 2019, we made lease prepayments of RMB525.0 million (VAT exclusive) regarding the school buildings and the related facilities on three campuses in Zhuji, China from Hailiang Investment for the remaining lease period until June 30, 2037. However, there is no assurance that Hailiang Investment will observe its obligations under these lease agreements. As a result, at the end of each year or the term of the lease, we may fail to continue to lease the properties. We may be forced to relocate the affected operations to a new location, which could involve substantial rent increases and material business interruption.

In addition, we cannot assure you that the lessor has duly obtained the title certificates of the properties subject to our leases or otherwise has the right to lease the properties. In particular, for our continuing operations, Hailiang Investment has failed to provide title certificates to properties associated with part of Hailiang Education Park that has an aggregate gross floor area of approximately 367,856 square meters, representing 59.78% of all of our leased properties as of the date of this annual report. If any of our leases were terminated as a result of challenges by third-parties or governmental authorities, we may be forced to relocate the affected operations and incur significant expenses. We might also be liable or incur costs associated with potential defects in the properties we lease. We may also be required to pay fines or damages as a result of our use of such properties. There is no assurance that we may find suitable replacement sites in a timely manner on terms acceptable to us.

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

We could be held liable for the accidents or injuries or other harm to students or other people at our schools, including those caused by or otherwise arising in connection with our school facilities or employees. We could also face claims alleging that we were negligent, provided inadequate maintenance to our school facilities or supervision to our employees and therefore should be held liable for accidents or injuries suffered by our students or other people at our schools. In addition, if one of our students commits acts of violence, we could face allegations that we failed to provide adequate security or were otherwise responsible for his or her actions. For example, there is a shooting range on the campus of Hailiang Education Park. Although the guns used for practice are air guns and the shooting range is staffed with professional coaches and restricted by tight security, accidents or intentional misuse of these air guns may still occur. Our schools may be perceived to be unsafe, which may discourage prospective students from attending our schools. Although we maintain certain liability insurance, this insurance coverage may not be adequate to fully protect us from these kinds of claims. See “Item 4. Information on the Company—B. Business Overview—Insurance” for more information. In addition, we may not be able to obtain liability insurance in the future at reasonable prices or at all. A liability claim against us or any of our employees could adversely affect our reputation and student enrollment and retention. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

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

Our affiliated schools and subsidiaries entered into eight supplemental agreements to the respective lease agreements with Hailiang Investment regarding Hailiang Education Park, effectively as of July 1, 2019, pursuant to which our eight affiliated schools and subsidiaries prepaid the rental fee for the remaining 18 years within 30 days from the date of such supplemental agreements. See “Item 4. Information on the Company—B. Business Overview—Hailiang Education Park.”

There are certain other risks associated with the utilization of the Hailiang Education Park, including:

●	construction quality issues;
●	greater investment may be required to utilize Hailiang Education Park than we currently estimate;
●	any dissatisfaction with Hailiang Education Park on the part of our students, teachers or parents could lead to lower student enrollment or teacher retention in the future; and
●	the possibility that if there is no increase in enrollment or tuition, our profitability may be impaired.

In addition, the provision of the 2021 Implementation Rules for Private Education Laws on private schools conducting transactions with any related party may limit our use of Hailiang Education Park. Limitations imposed upon our use of Hailiang Education Park may adversely affect our business expansion and further adversely affect our business operations and our operation results. See “Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the 2016 Private Education Law, the 2021 Implementation Rules for Private Education Laws and detailed implementation rules and regulations of 2016 Private Education Law and its Implementation Rules. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from our affiliated entities and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

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

We cannot assure you that materials and other educational content used in our schools and programs do not or will not infringe intellectual property rights of third-parties. As of June 30, 2021, and as of the date of this annual report on Form 20-F, except as disclosed in “Item 4. Information on the Company – B. Business Overview – Legal Proceedings” below, we have not experienced any claims for intellectual property infringement. However, there is no guarantee in the future that third-parties will not claim that we have infringed on their proprietary rights. For example, our educational materials may include test questions that are developed based on actual questions of tests administered by third-parties or regulatory authorities, who may allege that our test questions infringe their copyrights. We may also use educational materials designed in conjunction with our overseas partners and we cannot guarantee that disputes will not arise over the intellectual property rights associated with these materials.

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

As of June 30, 2021, Mr. Feng beneficially owned approximately 87.28% of our total outstanding ordinary shares. As a result, Mr. Feng has significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval. These matters include mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might result in substantial reduction of the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Our founder, Mr. Feng, is also the founder and a major shareholder of Hailiang Group and its subsidiaries, with which we have entered into related party transactions. Mr. Feng may from time to time make strategic decisions that he believes is in the best interests of Hailiang Group as a whole, which may affect us or may not be aligned with the interests of other holders of our ordinary shares and ADSs. We may not be able to resolve any potential conflicts of interest and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

As a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

As of June 30, 2021, Mr. Feng beneficially owned approximately 87.28% of our total outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We deposit a certain amount of cash with a related party and are subject to credit risks of such related party.

As part of our cash management policy, we have historically deposited and expect to continue to deposit a certain amount of cash generated from our private education business with Hailiang Finance, a related party finance company controlled by Hailiang Group, in order to earn interest at market rates with flexible withdrawal terms on our deposits. Since September 2014, Hailiang Group and Mr. Feng have entered into a guarantee agreement with us to irrevocably and jointly guarantee the timely return of our deposits on behalf of the finance company, and the guarantee has been renewed annually. As of June 30, 2021, the balance of cash and term deposits we had with Hailiang Finance amounted to RMB2,098.3 million (approximately US$325.0 million). To control our credit exposure with Hailiang Finance, based upon our current policy effective since October 26, 2021, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2022 to be approximately RMB2.5 billion (approximately US$387.2 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days.

We do not control nor are we informed of the use of deposits made with Hailiang Finance and are subject to credit risks of such finance company. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, there is no assurance that we will be able to successfully enforce the guarantee granted by Hailiang Group or Mr. Feng in the event such the finance company defaults on the return of such deposits. The credit profile of the finance company and guarantors may deteriorate and their ability to return such deposits may be impaired due to various reasons beyond our control, such as a slowdown in the PRC, regional or local economies, a material decrease of profitability or significant tightening of liquidity with respect to their respective businesses, loss or material deterioration of relationships with their respective key customers or suppliers, natural disasters or other force majeure events. Our financial condition and liquidity position could be materially and adversely affected if any of these occur and, as a result, our business and prospects would be materially and adversely affected.

In addition, pursuant to the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021, private school providing compulsory education shall not conduct any transaction with any related party; any other private school conducting any transaction with any related party shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the interests of the state and the school or the rights and interests of the teachers and students, which may impose restrictions on the above-mentioned related party transactions. Our business and financial condition may be adversely affected as a consequence of any violation of the foreging. See “Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the 2016 Private Education Law, the 2021 Implementation Rules for Private Education Laws and detailed implementation rules and regulations of 2016 Private Education Law and its Implementation Rules. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from our affiliated entities and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

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

Our management has concluded that our internal control over financial reporting was effective as of June 30, 2021. See “Item 15. Controls and Procedures,” for a description of management’s evaluation of our internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, while we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, any failure to maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs.

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

Risks Relating to Our Corporate Structure

Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

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

Foreign ownership in educational services is subject to significant regulations in China. The PRC government regulates the provision of educational services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Hailiang Consulting, is a foreign owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools with K-12 educational programs. Due to these restrictions, we conduct our continuing operations, i.e. private education business in China primarily through contractual arrangements among (i) Hailiang Consulting, our operating subsidiary in China, (ii) our affiliated entities, including Hailiang Management and its subsidiaries, and (iii) the shareholders of Hailiang Management, namely Mr. Feng (our founder and our ultimate controlling shareholder who holds a 99.9% equity interest in Hailiang Management) and Beize Group (which holds a 0.1% equity interest in Hailiang Management and is controlled by Mr. Feng). We hold the required licenses and permits necessary to conduct our private education business in China through the schools controlled and held by Hailiang Management. We have been, and expect to continue to be, dependent on our affiliated entities to operate our private education business.

If our ownership structure and contractual arrangements are found to be in violation of any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including the MOE, which regulates the education industry in China, the Ministry of Commerce, or MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China, would have broad discretion in imposing fines or punishments upon us for such violations, including:

●	requiring the Company to restructure its ownership structure and operations in the PRC to comply with the existing or future PRC laws and regulations;
●	revoking the affiliated entities’ business and operating licenses;
●	requiring the affiliated entities to discontinue or restrict operations;
●	blocking the affiliated entities’ websites;
●	imposing additional conditions or requirements with which the affiliated entities may not be able to comply; or
●	taking other regulatory or enforcement actions against the affiliated entities that could be harmful to the affiliated entities’ business.

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

In addition, pursuant to the 2021 Implementation Rules for Private Education Laws, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Where any other private school conducts any transaction with any related party, it shall follow the principles of openness, fairness and impartiality, fix the reasonable tuition and fees and regulate the decision-making, and shall not damage the state interests, the interests of the school or the rights and interests of the teachers and students, otherwise, there is a risk of being ordered to make corrections within a time limit, and the illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of other private school within one to five years; if the circumstances are especially serious with adverse social impact, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller and members of the decision-making body or supervisory body of other private school permanently; if a violation of public security administration is constituted, the public security organ shall impose a public security administration punishment according to law; if a crime is constituted, criminal responsibility shall be investigated in accordance with the law.

These regulations may challenge the validity of our contractual arrangements that establish our corporate structure for operating our business, for example, the clause or provision of the Consulting Services Agreement, one of the Contractual Arrangements, in relation to related party transactions between a private school providing compulsory education and Hailiang Consulting and its affiliated entities, are not legally enforceable since September 1, 2021. Furthermore, our contractual arrangements may not be enforceable in the PRC if the PRC government authorities take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, for our continuing operations, we may not be able to exert effective control over Hailiang Management and its shareholders, and our ability to conduct our business may be materially and adversely affected. We are continuously assessing the impact of relevant regulations on our business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including restructuring corporate structure or unwinding contractual arrangements, etc. However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the 2021 Implementation Rules for Private Education Laws, it is still unclear whether the above provisions have any retrospective effect for contractual arrangements over private compulsory education schools existing before September 1, 2021, therefore, there remains uncertainty as to when and how such implementation rules will become specifically applied to our business.

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

The MOFCOM, and the National Development and Reform Commission, or NDRC, promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, as amended on March 10, 2015, which came into effect on April 10, 2015, and as further amended on June 28, 2017 and came into effect on July 28, 2017 (the “2017 Catalogue”). On June 28, 2018, the MOFCOM and NDRC promulgated the Special Measures for Foreign Investment Access (2018 version), or the 2018 Negative List, terminating the 2017 Catalogue. On June 30, 2019, the MOFCOM and NDRC promulgated the Special Measures for Foreign Investment Access (2019 version) and on June 23, 2020, the MOFCOM and NDRC promulgated the Special Measures for Foreign Investment Access (2020 version). According to the 2019 version and 2020 version, preschool education, general senior high schools and institutions of higher education can be set up through cooperation only and controlled by the Chinese party (with principals or principal administrators with Chinese nationality, and the council, Chinese members in the board of directors or the joint management committee accounting for not less than one half of the total members). Investment in institutions offering compulsory education and religious educational institutions is prohibited. We conduct our private education business in China primarily through contractual arrangements among our operating subsidiaries in China and Hailiang Management and our affiliated schools owned and operated by Hailiang Management and the shareholders of Hailiang Management and through contractual arrangements among our operating subsidiaries in China and Haishan Development and our affiliated schools owned and operated by Haishan Development and the shareholders of Haishan Development. We hold the required licenses and permits necessary to conduct our private education business in China through the schools owned and operated by Hailiang Management and Haishan Development. As of the date of this annual report, the sponsors of our current affiliated schools are in compliance with the requirements of the above regulations, and we control and operate our affiliated schools through contractual arrangements that do not violate the above regulations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the FIL, which took effect on January 1, 2020, and replaced the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulation— Provisions on Foreign Investment.”

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

We rely on contractual arrangements with Hailiang Management, Haishan Development and their shareholders for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied, and expect to continue to rely, on the contractual arrangements with Hailiang Management, Haishan Development and their shareholders, Beize Group and Mr. Feng, our founder and our ultimate controlling shareholder, to operate our private education business. For a description of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company —C. Organizational Structure.” However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over Hailiang Management, Haishan Development and our affiliated schools. Any failure by our affiliated entities, including Hailiang Management, Haishan Development and our affiliated schools controlled and held by Hailiang Management and Haishan Development, and the shareholders of Hailiang Management and Haishan Development, to perform their obligations under the contractual arrangements would have a material adverse effect on the consolidated financial position and consolidated financial performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to be in violation of any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

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

Furthermore, we are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in China, our VIE, and its subsidiaries in China. We control and receive the economic benefits of our VIE and its subsidiaries’ business operations through certain contractual arrangements. Our ADSs listed on Nasdaq Global Market represents shares of our offshore holding company instead of shares of our VIE or its subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to such structure. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of our VIE, and our ADSs or ordinary shares may decline in value or become worthless.

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. Hailiang Education Group Inc. is a Cayman Islands holding company that conducts all of its operations and operates its business in China through its PRC subsidiaries and consolidated affiliated entities, in particular, Zhejiang Hailiang Education Consulting and Services Co., Ltd.and its subsidiaries, as well as Hailiang Education Management Group Co., Ltd and its subsidiaries through contractual agreements. Such structure involves unique risks to investors in the ADSs.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIEs and private schools, which may challenge the validity of our contractual arrangements. For further details, refer to “Risks Relating to Our Corporate Structure”. In the event that the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of our VIE, and our ADSs or ordinary shares may decline in value or become worthless.

On May 14, 2021, the PRC State Council announced the issuance of the 2021 Implementation Rules for Private Education Laws (“2021 Implementation Rules for Private Education Laws”), which became effective on September 1, 2021. The 2021 Implementation Rules for Private Education Laws prohibit social organizations and individuals from controlling a private school that provides compulsory education by means of merger, acquisition, contractual arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with its related party. The 2021 Implementation Rules for Private Education Laws may challenge the validity of our Contractual Arrangements (see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company —C. Organizational Structure.”) that establish the corporate structure for operating compulsory education business. In the event we are unable to enforce these Contractual Arrangements, we may not be able to exert effective control over the affiliated entities providing compulsory education. In particular, under the 2021 Implementation Rules for Private Education Laws, a private school providing compulsory education is prohibited from conducting transactions with its related parties, and this significantly affects the enforceability of the Consulting Services Agreements with affiliated entities providing compulsory education. Therefore, we re-assessed our control over the affiliated entities providing compulsory education. According to IFRS 10 - Consolidated Financial Statements, we concluded that we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest, and that such uncertainties and restrictions already had a significant impact on our ability to direct and its economic exposure from involvement with such entities.

Except for the affiliated entities providing compulsory education as mentioned above, the Contractual Arrangements provide the Company, through Hailiang HK and Hailiang Consulting, the following: (i) the power to control the Affiliated Entities; (ii) the exposure or rights to variable returns from its involvement with the Affiliated Entities; and (iii) the ability to affect those returns through its power over the Affiliated Entities. Therefore, we are able to consolidate the financial results of Hailiang Management and Affiliated Entities in our consolidated financial statements.

The majority shareholder of Hailiang Management and Haishan Development, Mr. Feng, our founder and our ultimate controlling shareholder, may not act in the best interests of our company.

Mr. Feng is the majority shareholder of Hailiang Management and Haishan Development. He is also the founder and ultimate controlling shareholder of our company. We cannot assure you that Mr. Feng will act in the best interests of our company. We rely on Mr. Feng to comply with the terms and conditions of the contractual arrangements. Although Mr. Feng is obligated to honor his contractual obligations with respect to our affiliated entities, he may nonetheless breach or cause Hailiang Management and Haishan Development to breach or refuse to renew the existing contractual arrangements that allow us to effectively exercise control over our affiliated entities and to receive economic benefits from them. If Mr. Feng does not honor his contractual obligations with respect to our affiliated entities, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in Hailiang Management or Haishan Development to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholders of Hailiang Management or Haishan Development, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements between our affiliated entities and us may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in the PRC, our affiliated entities and the shareholders of Hailiang Management or Haishan Development are not conducted on an arm’s-length basis and adjust the income of our affiliated entities through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of our affiliated entities. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be harmed if the tax liabilities of our affiliated entities materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through contractual arrangements with our affiliated entities and the shareholders of Hailiang Management and Haishan Development. As part of these arrangements, most of our education-related assets that are important to the operation of our business are held by our affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owners or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

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

As an offshore holding company of our PRC subsidiaries, we may (i) make loans to our PRC subsidiary and affiliated entities, (ii) make additional capital contributions to our PRC subsidiaries, (iii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

●	loans by us to our wholly-owned subsidiary in China, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts; and

●	loans by us to our affiliated entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts.

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

Furthermore, SAFE has promulgated Notice of the State Administration of Foreign Exchange on Policies for Reforming and Regulating the Control over Foreign Exchange Settlement under the Capital Account, on June 9, 2016, hereinafter referred to as Circular 16, which emphasizes the unified policies for discretionary settlement of foreign exchange receipts under the capital account by domestic institutions. Circular 16 also reiterated the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be used, either directly or indirectly, for purposes beyond the company’s business scope. Circular 16 requires SAFE’s local counterparts to unify and regulate the control over discretionary settlement and payment of foreign exchange receipts under the capital account, with the purpose of better serving and facilitating domestic enterprises’ needs in business and capital operations. Circular 16 stipulates that a domestic enterprise, when using its capital account foreign exchange income and Renminbi funds obtained from foreign exchange settlements, shall abide by the principle of truthfulness and only apply such funds for use in its own operations, and will comply with the following: (1) such receipts and funds shall not, directly or indirectly, be used for the expenditures beyond the business scope of domestic institutions or the expenditures prohibited by laws and regulations of the State; (2) unless otherwise provided, such receipts and funds shall not, directly or indirectly, be used for investment in securities or other investments than banks’ principal-secured products; (3) such receipts and funds shall not be used for the granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and (4) such receipts and funds shall not be used for construction or purchase of real estate for purpose other than self-use (subject to certain exceptions for real estate enterprises).

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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. For example, under the Private Education Laws promulgated in 2004 and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, pursuant to the 2016 Private Education Law, sponsors are not permitted to register for-profit schools that provide compulsory education services, which applies to grades one to nine and applies to a significant portion of our for-profit K-12 education business. For our affiliated schools, Zhuji Hailiang Foreign Language High, Zhenjiang Jianghe High School of Art, and Ninghai Hailiang Senior Middle Schoo are registered as for-profit schools, and Zhejiang Zhuji Hailiang Senior Middle School and Zhejiang Zhuji Hailiang High School of Art, that are registered before the promulgation of 2016 Private Education Law, are re-registered as non-profit status in fiscal year 2021. All K-9 schools are registered or re-registered as non-profit status by fiscal year 2021. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

Furthermore, our Company, our VIE and its subsidiaries, and our investors may face uncertainty about future actions by the government of China that could significantly affect the VIE and its subsidiaries’ financial performance and operations, including the enforceability of the contractual arrangements. As of the date of this report, neither our Company nor our VIE has received or has been denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that our Company or VIE will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

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

Under the 2016 Private Education Law, which became effective on September 1, 2017, private schools, whether non-profit or for-profit, may enjoy preferential tax treatment. As of the date this annual report, three of our affiliated schools, namely Zhenjiang Jianghe High

School of Art, Zhuji Hailiang Foreign Language High School, and Ninghai Hailiang Senior Middle School, elected to register their statuses as for-profit. Taxation policies regarding preferential tax treatment for for-profit private schools following the effectiveness of the 2016 Private Education Law, still remain unclear, as more specific provisions have not been introduced. For-profit schools by the end of 2021 fiscal year end have enjoyed preferential tax policies for VAT as permitted by the Notice of the Ministry of Finance and the State Administration of Taxation on Full Launch of the Pilot Scheme on Levying Value-added Tax in Place of Business Tax and are subject to unified 25% enterprise income tax rate. Other affiliated schools elected to register as non-profit private schools and will be entitled to the same tax benefits as public schools.

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

The PRC Enterprise Income Tax Law (“New EIT Law”) and its implementing rules provide those enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the New EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. The State Administration of Taxation, or SAT, promulgated Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management on April 22, 2009, referred to as Circular 82; Circular 82 formulates specific criteria for determining “de facto management body:” (1) its premises where its officers and management departments in charge of routine production and operation management perform their duties are mainly located inside China; (2) its financial decisions (such as borrowing, loan, financing and financial risk management) and personnel decision (such as appointment, dismissal and remuneration) are made by the organizations or persons located inside China, or need to be approved by them; (3) its principal properties, accounting books, corporate seals, meeting minutes and files of the board meetings and the shareholders’ meetings are placed or kept inside China; and (4) 1/2 or more than 1/2 of its directors or officers with voting rights customarily reside inside China. However, SAT promulgated Announcement of the State Administration of Taxation on Issues Concerning the Determination of Resident Enterprises on the Basis of Their Actual Management Bodies on January 29, 2014, referred to as Circular 9. Pursuant to these regulations, once we meet the above criteria, we shall file an application for determination of resident enterprise with the competent tax authorities at the place where its main investor is located in China. The competent local tax authorities will, upon preliminary judgment of the enterprise’s resident status, report the same from local, to municipal, to the provincial tax authorities for confirmation. Therefore, until we make such filing application, it is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

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

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or our VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or our VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and VIE to operate in China may be impaired by changes in its laws and regulations, including those relating to education, taxation, land use rights, foreign investment limitations, and other matters.

The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our PRC subsidiaries and our VIE’s compliance with such regulations or interpretations. As such, our PRC subsidiaries and our VIE may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. Although we believe that our Company, our PRC subsidiaries, and our VIE, are currently not required to obtain permission from any Chinese authorities, and none of them has received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiaries or our VIE at any time, or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or our VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

There are significant uncertainties under the New EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the New EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiary, Hailiang Consulting is wholly-owned by our Hong Kong subsidiary. Hailiang Consulting also wholly owns the remaining of our PRC subsidiaries. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. Further, the State Administration of Taxation promulgated the Notice on How to Recognize the “Beneficial Owner” in Tax Treaties on June 29, 2012, which replaced the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties. Furthermore, the State Administration of Taxation promulgated Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties (“Circular 9”) in February 3, 2018, which took effect on April 1, 2018, replaced the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties and provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements.

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

Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the 2016 Private Education Law, the 2021 Implementation Rules for Private Education Laws and detailed implementation rules and regulations of 2016 Private Education Law and its Implementation Rules. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from our affiliated entities and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

Pursuant to the 2016 Private Education Law, sponsors of private schools may choose to establish schools as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which covers grades one to nine and which accounts for a significant portion of our students as well as revenue during the reporting period. Sponsors of for-profit private schools are entitled to retain the profits from their schools and any operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. For further details, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–2016 Private Education Law and The 2021 Implementation Rules for Private Education Laws.”

As a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the 2016 Private Education Law and relevant laws and regulations are affected by many factors, including whether our schools are characterized as for-profit or non-profit schools, the profitability of our schools, and our ability to receive dividends and other distributions from our PRC subsidiary, Hailiang Consulting, which in turn depends on the service fees paid to Hailiang Consulting from our affiliated schools and other service and management fees paid to Hailiang Consulting by our other PRC managed schools. Hailiang Consulting has respectively entered into exclusive management services and business cooperation agreements with Hailiang Management and Haishan Development, pursuant to which we provide service to our schools in exchange for the payment of service fees. As advised by our PRC counsel, as of June 30, 2021, our right to receive the service fees from our schools and other affiliated entities does not, to our knowledge, contravene any PRC laws and regulations currently in force. Likewise, the payment of service fees under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations currently in force.

However, according to 2021 Implementation Rules for Private Education Laws, which came into force and effect beginning September 1, 2021, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in, or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Where any other private school conducts any transaction with any related party, it shall follow the principles of openness, fairness and impartiality, fix reasonable tuition and fees and regulate the decision-making, and shall not damage the state and the school or the rights and interests of the teachers and students, otherwise, there is a risk of being ordered to make corrections within a time limit, and the illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of other private school within one to five years; if the circumstances are especially serious with adverse social impact, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller and members of the decision-making body or supervisory body of other private school permanently; if a violation of public security administration is constituted, the public security organ shall impose a public security administration punishment according to law; if a crime is constituted, criminal responsibility shall be investigated in accordance with the law.

Therefore, a private school providing compulsory education is prohibited from conducting transactions with its related party, including the consulting service under the Contractual Arrangements between private schools providing compulsory education and Hailiang Consulting and its affiliated entities. As a result, the clause or provision of the Consulting Services Agreement, in relation to related party transactions between a private school providing compulsory education and Hailiang Consulting and its affiliated entities, are not legally enforceable since September 1, 2021. Since September 1, 2021, we have stopped providing services to the affiliated entities providing compulsory education. However, to keep these private schools providing compulsory education open, there are still ongoing transactions between K-9 schools and their related parties, such as cash and deposits placed with Hailiang Finance, campus lease from Hailiang Investment and etc., which are related to the key issues of these schools’ operation, but may be subject to risk of violation. In order to cope with the risks, Hailiang Investment has issued a promise that K-9 schools are able to continue to use the campus, even if the lease Agreements are not legally enforceable. As date of this annual report, K-9 schools have not received any further rectification requirements or penalty notices from the relevant competent authority, and the possibility and impact of illegal risks are still unable to be assessed clearly. We are continuously assessing the impact of relevant regulations on our business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including restructuring corporate structure or unwinding contractual arrangements, etc.

In particular, the validity of our contractual arrangements may be challenged and our corporate structure may need to be restructured to comply with the new regulations, which may be time-consuming and expensive and impose additional restrictions on our business expansion and may further adversely affect our business operations and results of operations. For further details, refer to “Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

In July 2021, the General Office of the Chinese Communist Party and the General Office of the State Council of the People’s Republic of China published the Opinion on Further Easing the Workload and Burden of After-school Tutoring for Students in Compulsory Education (the “Opinion”). The Opinion proposes certain measures intended to ease the workload of students in compulsory education and regulate the relevant after-school tutoring services that aim at students in compulsory education in the PRC, including (i) institutions providing after-school education service on academic subjects in China’s compulsory education system, or academic training institutions, need to be registered as non-profit, no approval will be granted to new academic training institutions, and an approval mechanism will be adopted for online academic training institutions; (ii) foreign ownership in academic training institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify such status; (iii) listed companies are prohibited from raising capital to invest in businesses that teach academic subjects in compulsory education; (iv) academic training institutions are prohibited from providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (v) academic training institutions must follow the fee standards to be established by relevant authorities. The Opinion also provides that institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) shall take into consideration the Opinion when conducting activities. If our corporate structure and the business of well-rounded education services and academic subject tutoring services are deemed to be in violation of the Opinion by relevant authorities, our corporate structure and business operations may be adversely affected and may need to be restructured to comply with the Opinion.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

The State Administration of Taxation has promulgated the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, on February 3, 2015, hereinafter referred to as Circular 7. Under the Circular 7, where a non-resident enterprise makes indirect transfer of assets such as the equity of a Chinese resident enterprise through arrangements which do not have a reasonable commercial objective to circumvent enterprise income tax payment obligation, the indirect transfer shall be redefined pursuant to the provisions of Article 47 of the new EIT Law as direct transfer of assets such as equity of Chinese resident enterprises. The Circular 7 defined the term “Indirect Transfer” as transfer by a non-resident enterprise of equity and other similar interests (hereinafter referred to as the “equity”) of an overseas enterprise which holds taxable assets in China, directly or indirectly (excluding Chinese resident enterprises registered overseas, hereinafter referred to as the “overseas enterprise”), which gives rise to a transaction that has identical or similar substantial results as direct transfer of taxable assets in China, including restructuring of a non-resident enterprise which causes changes in shareholders of an overseas enterprise. The non-resident enterprise which makes the indirect transfer of taxable assets in China is referred to as the “transferor of equity”. Moreover, Circular 7 has also stipulated how the effective tax rates in foreign tax jurisdictions are calculated, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. Articles 3, 4, 5 and 6 of Circular 7 provide guidance on how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. Under Circular 7, the tax authorities in charge need to set up a case for investigation into, and making adjustment to, the transaction of indirect transfer of taxable assets in China, should a violation of the EIT Law be suspected, in which case, the relevant provisions prohibiting tax anti-avoidance will be applied.

On October 17, 2017, the State Administration of Taxation (“SAT”) promulgated the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (“SAT No.37”), which took effect on December 1, 2017. The SAT No.37 applies to the handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the New EIT Law. Specifically, the SAT No.37 cancels the requirement for contract filing, but the tax authorities in charge still have the right to require the taxpayer, the withholding agent and other relevant parties who are informed, to provide contract(s) and other relevant materials relating to the tax withholding. In addition, according to the SAT No.37, where the income subject to withholding at source derived by a non-resident enterprise is equity investment income, such as dividends, bonuses etc., the date of occurrence of withholding obligation for the relevant payable amount of tax will be the date of actual payment of such equity investment income and where the same asset transfer income subject to withholding at source is derived by a non-resident enterprise by way of instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all such costs, the tax amount to be withheld will then be computed and withheld. If the non-resident enterprise does not declare and pay tax pursuant to the provisions of Article 39 of the New EIT Law, the tax authorities may order the enterprise to make payment within a stipulated period, and the non-resident enterprise is required to declare and pay tax within the period determined by the tax authorities. If the non-resident enterprise has declared and paid tax before the tax authorities order it to make payment within a stipulated period, the enterprise will be deemed to have paid tax on time.

According to the New EIT Law, where business dealings between an enterprise and its interested parties fail to comply with the independent transaction principle, and reductions are made to the taxable income or the amount of income of the enterprise or its interested parties, or where the taxable income or amount of income of an enterprise is reduced as a result of arrangements with no reasonable commercial objectives implemented by the enterprise, the tax authorities have a right to make adjustments according to a reasonable method. Where the tax authorities have made tax adjustments and the taxpayer is required to make up outstanding tax payments, the additional tax amount is levied and collected with interest pursuant to the provisions of the State Council.

As a result, we and our non-resident investors may have the risk of being taxed according the regulations referenced above and may be required to spend valuable resources to comply with such regulations or to establish that we or our non-resident investors should not be taxed according to such regulations, which may have a material adverse effect on our financial condition and results of operations or on such non-resident investors’ investments in us.

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

Hailiang Consulting is permitted to declare dividends to our offshore subsidiary holding its equity interest, convert the dividends into a foreign currency and remit to its shareholder outside of the PRC. In addition, in the event that Hailiang Consulting liquidates, proceeds from the liquidation may be converted into foreign currency and distributed outside of China to our overseas subsidiary holding its equity interest. Furthermore, in the event that Hailiang Management or Haishan Development liquidates, Hailiang Consulting may, pursuant to a power of attorney it has entered into with Mr. Feng and Beize Group, require Hailiang Management and Haishan Development to pay and remit the proceeds from such liquidation to Hailiang Consulting. Hailiang Consulting then may distribute such proceeds to us after converting them into foreign currency and remit them outside of China in the form of dividends or other distributions. Once remitted outside of the PRC, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

Other than the above distributions by and through Hailiang Consulting, which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated income generated by our affiliated entities for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated income generated by our affiliated entities not paid to Hailiang Consulting and income generated by Hailiang Consulting not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and allocate or reinvest, such income. Our business and financial condition may be adversely affected as a consequence of the forging. In addition, there is no assurance that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiary in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. Hailiang Consulting and its subsidiaries’ income depends on the service fees paid by our affiliated entities and managed schools. Current PRC regulations permit our subsidiary in China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, Hailiang Consulting may distribute dividends only after it has made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. Pursuant to the 2016 Private Education Law, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. According to 2021 Implementation Rules for Private Education Laws, a non-profit private school should allocate no less than 10% of its audited annual non-restricted net asset increase, or a for-profit private school should allocate no less than 10% of its audited annual net income, to its development, respectively. In addition, prior to the specific Implementation Rules of 2016 Private Education Law being promulgated by the State Council and other relevant regulations promulgated by other local and regional governments, all of our affiliated schools that we control, each of which is a private school, are required to allocate not less than 25% of their annual net income to its development fund for the construction or maintenance of the school properties or for the purchase or upgrade of school facilities.  However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the 2021 Implementation Rules for Private Education Laws. We remain uncertain as to the timing and substance of the rules under the 2016 Private Education Law and 2021 Implementation Rules for Private Education Laws to be promulgated, and how such rules will impact our operation. For more detailed information, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–2016 Private Education Law and The 2021 Implementation Rules for Private Education Laws.” Furthermore, if our subsidiaries or our affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

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

While the implementation and interpretation of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, that approval by the CSRC was not required for our initial public offering because we are not a special purpose vehicle formed or controlled by PRC companies or PRC individuals as defined under the M&A Rules. However, we cannot assure you that the relevant PRC regulatory authorities, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory authorities subsequently determines that we needed to obtain the CSRC’s approval for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory authorities. In such event, these regulatory authorities may, among other things, impose fines and penalties on or otherwise restrict our operations in the PRC or delay or restrict any remittance of the proceeds from our initial public offering into the PRC. Any such or other actions taken could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

In addition, if the MOFCOM determines that we should have obtained its approval for our entry into contractual arrangements with our affiliated entities and the shareholders of Hailiang Management or Haishan Development, we may be required to file for remedial approvals. There is no assurance that we would be able to obtain such approval from the MOFCOM. We may also be subject to administrative fines or penalties by the MOFCOM that may require us to limit our business operations in the PRC, delay or restrict the conversion and remittance of our funds in foreign currencies into the PRC or take other actions that could have material and adverse effect on our business, financial condition and results of operations.

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

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information, documents, and materials needed for regulatory investigations or litigation outside China. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Article 177 further provides those Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

We routinely collect, store and use data during our operations. We are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the Internet and mobile platforms as well as cybersecurity. On April 13, 2020, the Office of the Central Cyberspace Affairs Commission and ten other government authorities jointly promulgated the Measures for Cybersecurity Review, effective from June 1, 2020. On July 10, 2021, the Office of the Central Cyberspace Affairs Commission published for public comment the Draft Amended Measures for Cybersecurity Review (the “Draft Measures”), which, when formally promulgated and come into effect, will repeal the current effective Measures for Cybersecurity Review. The Draft Measures provide that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. On August 17, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on

Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, peoples’ livelihoods and public interest in the event of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation have been issued by any Protection Departments and we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities. Furthermore, since the final version of Draft Measures is subject to significant uncertainty, there is the possibility that the PRC government authorities may require us to apply for the cybersecurity review. We will closely monitor the rule-making process and will assess and determine whether we are required to apply for the cybersecurity review when and once the Draft Measures are formally promulgated. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection.”

On August 20, 2021, the Standing Committee of the National People’s Congress, or, the SCNPC, promulgated the Personal Information Protection Law, which will take effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and must adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection.”

The opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions were recently issued, official guidance to act upon, and interpretation of the Opinions, remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection.”

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

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets, or the “PWG,” to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or “NCJs”, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective.

On August 10, 2020, the SEC announced that the SEC chairman had directed the SEC staff to prepare proposals in response to the report of the PWG, and that the SEC was soliciting public comments and information with respect to the development of these proposals. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADRs trading in the United States.

On December 18, 2020, the “Holding Foreign Companies Accountable Act” (“HFCAA”) was signed by President Donald Trump and became law. This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years, the issuer’s securities are banned from trade on a national exchange or through other methods. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The SEC approved such rule on November 5, 2021.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, and hence, our auditor is not currently inspected by the PCAOB. However, the recent developments would add uncertainties to our listing on Nasdaq and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. Furthermore, the Holding Foreign Companies Accountable Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

Labor Contract Laws in China May Adversely Affect Our Results of Operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008 and amended on December 28, 2012. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based on the mandatory requirement age. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.1%, 2.9% and 2.5% in 2018, 2019 and 2020, respectively. China’s overall economy and the average wage in the PRC are expected to continue to grow. Future increases in China’s inflation and material increases in the cost of labor may materially and adversely affect our profitability and results of operations unless we are able pass on these costs to our students by increasing tuition.

Risks Relating to our Ordinary Shares and ADSs

The market price for the ADSs may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NASDAQ Global Market on July 7, 2015, the trading price of our ADSs has ranged from US$7.02 to US$88.92 per ADS, and the last reported trading price on November 11, 2021 was US$ 29.5 per ADS. The market price of the ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

●	changes in the general environment and the outlook of the education industry;
●	regulatory developments in the education industry;
●	actual or anticipated fluctuations in our quarterly or annual results of operations;
●	changes in financial estimates by securities research analysts or the failure by securities research analysts to cover our ADSs after the listing;
●	negative market studies or reports;
●	changes in performance and valuation of our peer or comparable companies;
●	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;
●	changes in our senior management;
●	sales or anticipated sales of additional ordinary shares or ADSs; and
●	fluctuations in the exchange rate between the Renminbi and the U.S. dollar.

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

Some provisions of our currently effective amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

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

We may be classified as a passive foreign investment company, or a PFIC, which could result in adverse United States federal income tax consequence to U.S. holders of our ADSs or ordinary shares.

A non-United States corporation such as ourselves will be treated as a PFIC, as defined in Section 1297(a) of the Code, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

●	at least 75% of its gross income for such year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

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

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business through our subsidiaries and affiliated entities in China. We owned and operated 14 affiliated schools offering curriculum education of primary, middle, and high schools in Zhejiang province, Jiangsu province, Gansu province, Anhui province and Shandong province of China, during fiscal year 2021. Upon the issuance of The 2021 Implementation Rules for Private Education Laws, we optimized our operating structure, and will continue to offer K-12 student management services and high school curriculum education services to K-12 school students and high school curriculum education services. As of June 30, 2021, we managed and operated, but did not own or sponsor, an additional 27 private and public schools that offer curriculum education of primary, middle, and high schools in the Jiangxi, Hubei, Jiangsu and Zhejiang provinces of China. Due to the promulgation of 2021 Implementation Rules for Private Education Laws, commencing with fiscal year 2022, we have ceased providing operation and management services to our managed schools sponsored by related parties, i.e., Xiantao No.1 Middle School and Nanrui Experimental School in order to comply with relevant laws and regulations.

We started our operations in 1995 when Zhejiang Zhuji Hailiang Foreign Language School, our first private school, was founded by Mr. Feng. Our second private school, Zhejiang Zhuji Hailiang Experimental High School, was founded by Mr. Feng and Mr. Zhanghuan Meng in 2001. At the time of Zhejiang Zhuji Hailiang Experimental High School’s founding, Mr. Feng owned 60% of the equity interest in the school and Mr. Zhanghuan Meng held the remaining equity interest in the school. In November 2011, Mr. Feng purchased the remaining 40% equity interest in Zhejiang Zhuji Hailiang Experimental High School from Mr. Zhanghuan Meng and became the sole sponsor of Zhejiang Zhuji Hailiang Experimental High School. Our third private school, Zhejiang Zhuji Tianma Experimental School, was jointly acquired by Mr. Feng and Mr. Zhanghuan Meng in July 2009. At the time of the acquisition, Mr. Feng and Mr. Zhanghuan Meng beneficially owned 80% and 20% of the equity interest in the school, respectively. In November 2011, Mr. Feng acquired the 20% equity interest in the school from Mr. Zhanghuan Meng and became the sole sponsor of Zhejiang Zhuji Tianma Experimental School.

Between 2011 and 2013, we underwent a corporate restructuring in contemplation of our initial public offering. In particular:

●	Incorporation of the listing entity and Hong Kong subsidiary. In April 2011, Mr. Feng incorporated Hailiang Inc. as our proposed listing entity in the Cayman Islands and Hailiang HK in Hong Kong. In January 2012, he transferred all of his shares of Hailiang HK to Hailiang Inc.
●	Change in holding structure by Mr. Feng. In December 2011, Mr. Feng transferred all the shares in Hailiang Inc. to four BVI holding companies.
●	Incorporation of PRC subsidiary. In December 2011, Hailiang HK incorporated Hailiang Consulting as our wholly-owned subsidiary in the PRC.
●	Equity investment in our company. In March 2012, Maxida International Company Limited, an independent third party, purchased 5,000,000 newly issued ordinary shares, or 1.4% of Hailiang Inc.’s total outstanding shares after the purchase, for US$3.0 million.
●	Consolidation of our affiliated schools under a single entity. In April 2012, Mr. Feng incorporated Hailiang Management which is wholly-owned by Mr. Feng, as the holding company to hold equity interests in our affiliated schools in China and transferred his equity interests in our three schools to Hailiang Management.

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

On August 10, 2021, Hailiang Management was divided and separated into Hailiang Management and Haishan Development for the purpose of the adjustment of our business structure. On August 10, 2021, Haishan Development, Hailiang Consulting, Mr. Feng and Beize Group entered into a series of contractual arrangements (the “August 2021 VIE Agreements”).

We have been advised by AllBright Law Offices, our PRC legal counsel, that, as of August 31, 2021:

●	The ownership structures of Hailiang Consulting and our affiliated entities complied with all current PRC laws and regulations in effect as of August 31, 2021; however, the current variable interest entity structure, or the VIE structure, established by the Second Amended and Restated Contractual Arrangements and the August 2021 VIE Agreements may not be as effective in providing control as direct ownership;
●	The Second Amended and Restated Contractual Arrangements and the August 2021 VIE Agreements are valid, binding and enforceable under PRC laws and regulations, and are not in violation of PRC laws or regulations currently in effect; and
●	The business licenses of Hailiang Consulting and our affiliated entities are in full force and effect. Each of Hailiang Consulting and our affiliated entities have all necessary power to conduct its business as described in its business scope under its business license, and to enter into the contractual arrangements described in this annual report on Form 20-F.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the contractual arrangements and agreements that establish the structure for operating our educational services business in China do not comply with relevant PRC government restrictions on foreign investment or relevant laws and regulations in the education industry, we could be subject to severe penalties, including being prohibited from continuing operations. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

On July 6, 2015, we completed the initial public offering of 2,858,000 ADSs. On July 7, 2015, we listed our ADSs on the NASDAQ Global Market under the symbol “HLG.”

In September 2015, Zhejiang Zhuji Hailiang Foreign Language School and selected programs from Zhejiang Zhuji Tianma Experimental School and Zhejiang Zhuji Hailiang Experimental High School relocated to Hailiang Education Park. Zhejiang Zhuji Tianma Experimental School’s and Zhejiang Zhuji Hailiang Experimental High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2021, our affiliated schools and subsidiaries operating in Hailiang Education Park include Zhejiang Zhuji Hailiang Primary School, Zhejiang Zhuji Hailiang Junior Middle School, Zhejiang Zhuji Hailiang Senior Middle School, Zhejiang Zhuji Hailiang Foreign Language School, Zhuji Hailiang Foreign Language High, Hailiang After-school, Zhuji Hailiang Logistics, Hailiang Sports and Zhuji Nianxin Lake Hotel. See “Item 4. Information on the Company—B. Business Overview—Hailiang Education Park.”

In November 2016 and February 2017, certain schools were separated from Zhejiang Zhuji Hailiang Foreign Language School and Zhuji Private High School (currently named Zhejiang Zhuji Hailiang Experimental High School) and established as separate legal entities, with all of their equity interests held by Hailiang Management. Hailiang International Kindergarten, Zhejiang Zhuji Hailiang Primary School, Zhejiang Zhuji Hailiang Junior Middle School and Zhejiang Zhuji Hailiang Senior Middle School became independent from Zhejiang Zhuji Hailiang Foreign Language School, and Zhejiang Zhuji Hailiang High School of Art became independent from Zhejiang Zhuji Hailiang Experimental High School. We remained owners of 100% of the equity interest in each of the aforementioned schools by the end of 2017 fiscal year end.

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

On February 28, 2018, we sold all the assets and liabilities related to the kindergarten business unit of Zhejiang Zhuji Tianma Experimental School (“Tianma Kindergarten”) to Zhuji Hailiang Preschool Education Investment Co., Ltd., a related party ultimately controlled by Mr. Feng, for a consideration of RMB1.7 million pursuant to an asset restructuring agreement. An independent third-party appraisal entity provided an appraisal opinion valuing the Tianma Kindergarten at RMB1.7 million.

As a result, Hailiang Kindergarten and Tianma Kindergarten are no longer part of our operations.

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

On August 28, 2018, Hailiang Management incorporated Zhuji Hailiang Foreign Language High as the first for-profit school of our Group. As of June 30, 2021, 2,049 students are enrolled in Zhuji Hailiang Foreign Language High.

On September 28, 2018, we entered into an Investment Cooperation Agreement to acquire a 51% controlling interest in Zhenjiang Jianghe High School of Art from three founders of the school. The transaction was completed on October 31, 2018. As of June 30, 2021, Zhenjiang Jianghe High School of Art’s student body consists of 764 students. It offers various art education programs including but not limited to painting, music and media, with a variety of specialized modules and seminars.

On July 16, 2019, we signed a cooperation agreement with the People’s Government of Chengguan District, Lanzhou City, Gansu Province, pursuant to which, it’s free for us to lease part of the existing land, facilities, equipment and other assets that were previously used by a public school to sponsor a new school, which provides primary and middle school courses of basic education program. As of June 30, 2021, 719 students are enrolled in Lanzhou Hailiang Experimental School.

On December 28, 2019, Hailiang Group signed a cooperative school operating agreement with the Wuhu Municipal People’s Government of Anhui Province to establish and operate a new affiliated school named Wuhu Hailiang Experimental School, which provides middle and high school courses of basic education program. As of June 30, 2021, 421 students are enrolled in Wuhu Hailiang Experimental School.

On April 15, 2020, Hailiang management signed a cooperative school operating agreement with Zhejiang Juxian Education Technology Co., Ltd. to establish and operate a new school named Hailiang Overseas Chinese School. Juxian Technology will lease the land, facilities, equipment and other assets for free to sponsor the affiliated school by August 31, 2026. Hailiang Overseas Chinese School provides primary and middle school programs. As of June 30, 2021, 924 students are enrolled in Hailiang Overseas Chinese School. Additionally, the school plans to build a new site in the next few years, which will increase the school’s capacity.

On April 29, 2020, we established a wholly owned subsidiary, Hailiang International Education Group Pte. Ltd. (“HIEG”), our international education headquarter located in Singapore, to promote our K-12 educational services and ancillary educational services to create a cooperative operations system between our domestic and international headquarters, and to provide high quality and diversified service offerings to improve the Company’s strategic global education portfolio.

On July 15, 2020, we entered into a sponsorship transfer agreement with Hailiang Investment to acquire 100% sponsorship of Jinhua Hailiang Foreign Language School, with a total consideration of RMB34.0 million (approximately US$5.3 million). The school is located in Jinhua City, Zhejiang Province. As of June 30, 2021, the school has an aggregate of 727 enrolled students. On September 16, 2020, we obtained the relevant administrative approval and completed all the required process to obtain the sponsorship of the school. The transaction was accounted for as a business combination between entities under common control.

On January 25, 2021, we obtained the relevant administrative approval and completed the required process to obtain the sponsorship of Xianghu Future School, which provides primary and middle school programs. Prior to that, Hailiang Group entered into a cooperation agreement for a term of 20 years with the Education Bureau of Xiaoshan District, City of Hangzhou, National Tourism Resort Management Committee of Xianghu, Zhejiang Province, Wenyan Sub-district Office of People’s Government of Xiaoshan District, City of Hangzhou, and Xianghu Travel Holding Company. Pursuant to the agreement, Xianghu Travel Holding Company is responsible for the construction of the school and owns the assets, and we defray an asset usage fee every year. We started operating Xianghu Future School in September 2021.

On April 26, 2021, we acquired from our affiliate, Hailiang Investment, 100% equity interests in Feicheng Education Investment, for a total consideration of RMB 22.9 million (approximately USD$ 3.5 million). Feicheng Education Investment has been the sole sponsor of Feicheng Hailiang Foreign Language School since 2018. On April 26, 2021, we obtained the relevant administrative approval and completed the required process to obtain the sponsorship of the school. The transaction was accounted for as a business combination between entities under common control.

On June 19, 2021, we entered into a strategic cooperation framework agreement with Ruijie Networks Co., Ltd. (“Ruijie Networks”) to accelerate the development of our smart campus operation system.

On July 1, 2021, we entered into a strategic cooperation agreement with Hangzhou Hikvision Digital Technology Co., Ltd (“Hikvision”), to further develop our smart campus system.

On August 26, 2021, we obtained the relevant administrative approval and completed all the required process to obtain the sponsorship of Ninghai Hailiang Senior Middle School which provides high school programs, and Ninghai Future School, which provides primary and middle school programs.

On October 9, 2021, we entered into an agreement with Hailiang Investment, a related party ultimately controlled by Mr. Feng, to sell 100% equity interest of Hailiang Mingyou Future (Zhejiang) Education Technology Co., Ltd. (formerly known as “Zhuji Yuesheng Enterprise Management Consulting Co., Ltd.”), the parent of 9 companies that operates the academic subjects tutoring business (together the “academic subjects tutoring business”), for a consideration of RMB6.5 million (approximately US$1.0 million). An independent third-party appraisal entity provided an appraisal opinion valuing the academic subjects tutoring business at RMB6.5 million. The revenue derived from Mingyou Future for each of the fiscal years ended June 30, 2019, 2020 and 2021 was less than 1%. The spin-off of Mingyou Future was due to the promulgation of “The Opinion on Further Easing the Workload and Burden of After-school Tutoring for Students in Compulsory Education” in July 2021. For further details, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–2016 Private Education Law and The 2021 Implementation Rules for Private Education Laws.

Our principal executive offices are located at No. 1508 Binsheng Road, Binjiang District, Hangzhou City, Zhejiang Province, 310051, People’s Republic of China. Our telephone number at this address is +86-571-5812-1974 and our fax number is +86-571-5812-1974. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our Investor Relations website is http://ir.hailiangedu.com. The information contained on our website is not a part of this annual report on Form 20-F. Our agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036-8401.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

Overview

We are an education and management services provider in the PRC, offering K-12 student management services and high school curriculum education services, operation and management service, and ancillary educational services. See “Item 4. Information on the Company—B. Business Overview—Ancillary Educational Services.”

Pursuant to the 2021 Implementation Rules for Private Education Laws, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. We concluded that according to IFRS 10-Consolidated Financial Statements, we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest, and that such uncertainties and restrictions already had a significant impact on our ability to direct and its economic exposure from involvement with such entities. Further, we have considered the ancillary nature of the activities and the insignificance of the costs related to the K9 compulsory education business while the related schools were closed between June 30, 2021 and date of loss of control of September 1, 2021. We have determined that, in substance, we have ceased all revenue-generating activities related to that business and have discontinued that business by June 30, 2021. As the compulsory education business represents an operating segment, we have also classified the historical financial results of compulsory education business as discontinued operations in the Company’s Consolidated Statements of Profit or Loss and Other Comprehensive Income for all periods presented.

K-12 student management services and high school curriculum education services include accommodation and after-school enrichment services to K-12 school students and high school curriculum education services, which are offered through our affiliated high schools and wholly owned service companies, such as Zhuji Hailiang Logistics, Ningbo Haoliang and Hailiang After-school. During the fiscal year ended June 30, 2021, we provided K-12 student management services to 27,972 students which were enrolled in our affiliated high schools and K-9 schools, and we provided high school curriculum education services to 10,402 student which were enrolled in our affiliated high schools. As of June 30, 2021, for our continuing operations, we employ an aggregate of 948 teachers and educational staff; for our discontinued operations, we employ an aggregate of 1,643 teachers and educational staff. We are dedicated to hiring teachers and educational staff who hold the required academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance.

Our Cayman Islands holding company does not have any substantive operations other than indirectly holding Hailiang Consulting, which have entered into contractual arrangements with Hailiang Management and Haishan Development, to control and hold our schools.

We used to offer our basic educational program at the primary and middle school levels, which covers grades one to nine, the compulsory education. The basic educational program offers curricula with courses both mandated by the PRC regulatory authorities and developed through internal research.

For continuing operations, we offer our basic educational program at the high school levels, which covers grades ten to twelve, and an international program at high school level, which covers grades ten to twelve. Our international program offers curricula mandated by the PRC regulatory authorities with a focus on preparing students to study abroad. As most of the students in our international program plan to study abroad after they graduate from high school, we have designed our international program to specifically address the linguistic and academic needs of these students. In addition, we provide courses designed to help students become eligible to U.S., U.K. and Australian undergraduate programs in high school, including as A-levels courses for U.K. universities, AP courses for U.S. universities, or Victorian Certificate of Education (“VCE”) courses for Australian universities, International Baccalaureate (“IB”) courses for many countries in the world, and language courses such as Japanese, Korean, Spanish.

With respect to our international program, we have continued to develop new courses with our partners or collaborators to strengthen the competitiveness of the programs offered by our affiliated schools. These programs are intended to provide an efficient international education pathway to students who wish to study abroad for their undergraduate degrees. On February 25, 2017, Zhejiang Zhuji Hailiang Foreign Language School, Hailiang Education and Thomas Carr College in Australia entered into a collaboration agreement (“TCC Agreement”) to deliver the VCE program, as authorized by the Victorian Curriculum and Assessment Authority (“VCAA”), in addition to Chinese high school curriculums for students aiming at studying in Australian higher education institutions. On September 8, 2017, Zhejiang Zhuji Hailiang Foreign Language School and ELS American Education Consulting (Shanghai) Co., Ltd. (“ELS”) entered into a cooperation agreement in order to supplement and incorporate the EAP program (English for Academic Purpose) into Hailiang’s existing curricula. With certificates issued by ELS, students can apply for community colleges and universities that recognize language certificates issued by ELS in the United States without completing IELTS/TOEFL examinations.

On September 23, 2017, we entered into a cooperation agreement, as further supplemented on September 18, 2018, with Pate’s Grammar School, a premier co-ed state schools in the UK, to develop new curriculum based on the same principles of educational philosophy that Pate’s Grammar School and we shared. Accordingly, in September 2018, we commenced a new class in Zhejiang Zhuji Hailiang Foreign Language School based on Pate’s curriculum to provide our Zhuji students with a full British education. In June 2018, Zhejiang Zhuji Hailiang Foreign Language School became a candidate school for the International Baccalaureate Primary Years Programme, or IB PYP, an educational program for students aged three to twelve managed by the International Baccalaureate Organization, or IBO, an international educational foundation headquartered in Geneva, Switzerland. In December 2020, the IBO has conducted a IB PYP consultation visit to Zhejiang Zhuji Hailiang Foreign Language School; it is temporarily expected that in December 2021, Zhejiang Zhuji Hailiang Foreign Language School will enter the IB PYP verification visit phase. In July 2021, Zhejiang Zhuji Hailiang Foreign Language School became a candidate school for the International Baccalaureate Middle Years Programme, or IB MYP, an educational program for students aged eleven to sixteen managed by the IBO. In May 2019, Zhejiang Zhuji Hailiang Foreign Language School became a candidate school for the International Baccalaureate Diploma Programme, or IB DP, a two-year educational program for students aged between sixteen to nineteen and managed by the IBO. In May 2021, Zhejiang Zhuji Hailiang Foreign Language School (school code: 061001) successfully passed the program standards and implementation requirements of the IBO, obtained the IB DP authorization, and officially became a member of the global IB School. In June 2019, Zhejiang Zhuji Hailiang Foreign Language School entered into an Education Cooperation Agreement with Canada Kent School located in Ontario, Canada to jointly offer Canadian high school courses. Accordingly, a “2+1” model is applied, in which students will be studying at Hailiang Education campus for 2 years and at Canada Kent School for 1 year. The high school diploma issued by Canada Kent School will also be granted to the students participating in this course. In June 2019, Zhejiang Zhuji Hailiang Foreign Language School also entered into an Education Cooperation Agreement with Australia Deakin University to open preparatory programs in our school. In March 2020, Zhejiang Zhuji Hailiang Foreign Language School was authorized by the American College Board to be an American Advanced Placement Program (“AP”) accredited school (CEEB code 694166), and included in the list of high schools offering AP courses. In September 2020, Zhejiang Zhuji Hailiang Foreign Language School began to offer AP courses. For students who are interested in applying to reputable universities, AP courses are expected to enhance their application competitiveness. In June 2021, Zhejiang Zhuji Hailiang Foreign Language School introduced the Extended Project Qualification, or EPQ, research learning certification program recommended by the British Ministry of Education and the Universities and Colleges Admissions Service (“UCAS”). EPQ as an extensible program outside the A-Level’s standardization program, provides students the opportunity to achieve breakthroughs in academic performance in a short period of time.

We provide operation and management services to schools that we do not own or sponsor (“managed schools”), including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. We may provide additional services in the future, as needed, to our managed schools. As of June 30, 2021, we provided operation and management services to 27 managed schools. Due to the promulgation of 2021 Implementation Rules for Private Education Laws, commencing with fiscal year 2022, we have ceased providing operation and management services to our managed schools sponsored by related parties, i.e., Xiantao No.1 Middle School and Nanrui

Experimental School in order to comply with relevant laws and regulations. For more detailed information on our managed schools, see “Item 4. Information on the Company – B. Business Overview –Services Provided to Our Managed Schools”.

For continuing operations, our total revenue slightly increased by 0.4% to RMB1,027.4 million in the 2020 fiscal year. Since early 2020, the COVID-19 pandemic has impacted our business. Revenue from study trips decreased due to restrictions on travel domestically and internationally. Revenue from accommodation and transportation services decreased due to the suspension of physical classes from February to April 2020 during a nationwide lockdown in China. Our total revenue increased by 33.9% to RMB 1,375.8 million (approximately US$213.1 million) in the 2021 fiscal year, primarily due to the growth in revenue from K-12 student management services and high school curriculum education services and ancillary educational services. The increase of revenue from K-12 student management services and high school curriculum education services was driven by an increase in the average tuition or fee charged per student and the number of students.

For continuing operations, our gross profit increased by 9.3% to RMB447.1 million in the 2020 fiscal year, and increased by 44.8% to RMB647.2 million (approximately US$100.2 million) in the 2021 fiscal year.

For continuing operations, our net profit attributable to our shareholders increased by 31.0% to RMB350.0 million in the 2020 fiscal year, and increased by 38.0% to RMB483.0 million (approximately US$74.8 million) in the 2021 fiscal year.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in China, our VIE, and its subsidiaries in China. We control and receive the economic benefits of our VIE and its subsidiaries’ business operations through certain contractual arrangements. Our ADSs listed on Nasdaq Global Market represent shares of our offshore holding company instead of shares of our VIE or its subsidiaries in China.

Asset-Light Model

Prior to fiscal year ended June 30, 2018, we provided educational services in the PRC through the traditional model of owning and having legal sponsorship in each of the schools we launched or acquired. Beginning in 2017 and predominantly in the fiscal year ended June 30, 2018, we made a strategic shift to develop our asset-light expansion strategy, where we operate and manage K-12 schools pursuant to consulting and management agreements, or act as these schools’ sponsor without acquiring ownership of land and facilities in such schools.

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

By entering into consulting and management agreements with affiliated schools, we provide operation and management services to these schools in exchange for services fees. Services we provide include, but are not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. To expedite the asset-light model, we entered into a cooperation agreement, the 2017 Group Strategic Cooperation Agreement, with our related parties, Hailiang Group and Hailiang Investment. Both Hailiang Group and Hailiang Investment plan to establish additional schools through construction, merger and acquisition, and cooperation with third-parties. Pursuant to the 2017 Group Strategic Cooperation Agreement, all of these schools are expected to be operated through entrusted management and we have a priority right to operate and manage such schools. In addition, we also cooperate with governments and third parties to provide operation and management services to both public and private schools. As of June 30, 2021, we operated and managed 27 schools located in the Jiangxi, Hubei, Jiangsu and Zhejiang provinces, with a total of 43,897 enrolled students.Due to the promulgation of 2021 Implementation Rules for Private Education Laws, commencing with fiscal year 2022, we have ceased providing operation and management services to our managed schools sponsored by related parties, i.e., Xiantao No.1 Middle School and Nanrui Experimental School in order to comply with relevant laws and regulations. We may provide additional services in the future, as may be needed, to our managed schools.

We have established several subsidiaries in the PRC to facilitate our strategic asset-light approach in acquiring rights to operate and manage new schools, and providing operation and management services. On June 20, 2017, Ningbo Haoliang was incorporated as

Hailiang Consulting’s wholly-owned subsidiary to provide consulting and management services. On September 26, 2018, Zhuji Hailiang Logistics and Zhuji Hailiang Supply were incorporated as Ningbo Hailiang’s wholly-owned subsidiaries to provide logistic services and procurement services respectively.

Our Schools and Programs

We have experienced significant growth since 1995. Since the commencement of operation of our first Hailiang school in 1995, an aggregate number of more than 45,000 students have graduated from our high school programs offered at our affiliated schools. As of June 30, 2021, for our continuing operations, we had an aggregate number of 10,402 students in the high schools, and our schools employed an aggregate number of 948 teachers and educational staff as of June 30, 2021.

According to school policy, substantially all of our students live in our boarding facilities. We provide student dormitory and cafeteria services to K-12 students. Each student dormitory building houses 144 to 1,636 students. Students who want to commute, rather than board at our affiliated schools, are reviewed and admitted on a case-by-case basis. We charge students basic accommodation fees, and accommodation standard upgrade fees generally range from RMB2,400 to RMB12,000 per school year, for students who wish to upgrade their dormitory accommodation. During the time our students are boarding, each accommodation building is equipped with a certain number of life coaches who are responsible for taking care of student living, and cafeterias offer students breakfast, lunch and dinner. Apart from cafeteria staff, we also engaged dietitians to guarantee a balanced and nutritious diets to our students. At each of our cafeterias we also adopt rigorous management and quality control beginning from standardized menus preparation, raw materials procurement to dishes cooking and offering, and are striving to build a one-stop and high-quality catering service system. Our boarding facilities provide an attractive option to parents who want their children to experience living outside the home before attending college in China or overseas.

The following table sets forth the basic information of our affiliated schools and K-9 schools currently in operation as of June 30, 2021:

					Number of
					Teachers
			Number	Number	and
	Year	Educational	of	of	Educational
School (Continuing Operations) ****	Opened/Acquired	Programs	Students	Classes	Staff
Zhejiang Zhuji Hailiang Experimental High School	2001	High School	4,366	95	298
		Sub-total	4,366	95	298

Zhejiang Zhuji Hailiang Senior Middle School **	2016	High School	1,571	35	161
		Sub-total	1,571	35	161

Zhejiang Zhuji Hailiang High School of Art **	2017	High School	1,652	40	156
		Sub-total	1,652	40	156

Zhuji Hailiang Foreign Language High	2018	High School	2,049	82	260
		Sub-total	2,049	82	260

Zhenjiang Jianghe High School of Art	2018	High School	764	24	73
		Sub-total	764	24	73

Ninghai Hailiang Senior Middle School***	2021	High School	—	—	—
		Sub-total	—	—	—

		Total (Continuing operations)	10,402	276	948

School (Discontinued Operations) ****
Zhejiang Zhuji Hailiang Foreign Language School	1995	Primary School	1,468	70	215
		Middle School	1,550	65	197
		High School	300	19	59
		Sub-total	3,318	154	471

Zhejiang Zhuji Hailiang Primary School **	2016	Primary School	2,845	84	226
		Sub-total	2,845	84	226

Zhejiang Zhuji Hailiang Junior Middle School **	2016	Middle School	3,314	74	210
		Sub-total	3,314	74	210

Zhejiang Zhuji Tianma Experimental School	2009*	Primary School	1,777	50	167
		Middle School	2,806	62	185
		Sub-total	4,583	112	352

Lanzhou Hailiang Experimental School	2020	Primary School	377	13	39
		Middle School	342	9	47
		Sub-total	719	22	86

Hailiang Overseas Chinese School	2020	Primary School	704	23	52
		Middle School	220	7	23
		Sub-total	924	30	75
			—	—	—
Wuhu Hailiang Experimental School	2020	Middle School	161	4	15
		High School	260	7	34
		Sub-total	421	11	49

Jinhua Hailiang Foreign Language School	2020	Primary School	140	7	16
		Middle School	587	20	66
		Sub-total	727	27	82

Feicheng Hailiang Foreign Language School	2021	Primary School	389	18	32
		Middle School	177	6	24
		High School	153	6	22
		Sub-total	719	30	78

Xianghu Future School***	2021	Primary School	—	—	8
		Middle School	—	—	6
		Sub-total	—	—	14

Ninghai Future School***	2021	Primary School	—	—	—
		Middle School	—	—	—
		Sub-total	—	—	—

		Total (Discontinued operations)	17,570	544	1,643

		Total	27,972	820	2,591
(*)	Zhejiang Zhuji Tianma Experimental School commenced its operations in 1995, and we acquired Tianma in 2009.
(**)

Zhejiang Zhuji Hailiang Primary School, Zhejiang Zhuji Hailiang Junior Middle School and Zhejiang Zhuji Hailiang Senior Middle School became independent from Zhejiang Zhuji Hailiang Foreign Language School. Zhejiang Zhuji Hailiang High School of Art became independent from Zhejiang Zhuji Hailiang Experimental High School.

(***)	Xianghu Future School, Ninghai Hailiang Senior Middle School, and Ninghai Future School started operating in September 2021, and the students of these three schools were enrolled in September 2021.
(****)	These affiliated entities have been reclassified as continuing operations and discontinued operations in this form.

The following table sets forth the numbers of students, classes and teachers and educational staff of our affiliated schools and K-9 schools as of June 30, 2019, 2020 and 2021.

							Number of
							Teachers and
	Number of Students*			Number of Classes			Educational Staff
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2021	2019	2020	2021	2019	2020	2021
Primary School	6,068	6,582	7,700	205	208	265	575	615	755
Middle School	7,405	8,032	9,157	190	194	247	557	578	773
High School	9,790	10,112	11,115	271	275	308	930	960	1,063
Total	23,263	24,726	27,972	666	677	820	2,062	2,153	2,591
(*)

We entered into a sponsorship transfer agreement with Hailiang Investment to acquire 100% sponsorship of Jinhua Hailiang Foreign Language School on July 15, 2020, and we acquired Feicheng Hailiang Foreign Language School from Hailiang Investment, 100% equity interests in Feicheng Education Investment on April 26, 2021. Since the Company, Jinhua Hailiang Foreign Language School, and Feicheng Hailiang Foreign Language School were under common control of Mr. Hailiang Feng, both before and after the acquisition and the control was not temporary, the transaction was accounted for as a business combination between entities under common control. Therefore, the numbers of students of fiscal year 2019 and fiscal year 2020 were also restated.

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

Additionally, as of June 30, 2021, we have provided operation and management services to 27 managed schools in the PRC that we did not own or sponsor, either directly or through our affiliated entities in the PRC. Due to the promulgation of 2021 Implementation Rules for Private Education Laws, commencing with fiscal year 2022, we have ceased providing operation and management services to our managed schools sponsored by related parties, i.e., Xiantao No.1 Middle School and Nanrui Experimental School in order to comply with relevant laws and regulations. For more detailed information on our managed schools, see “Item 4. Information on the Company – B. Business Overview –Services Provided to Our Managed Schools.”

Curriculum Education

Students enrolled in our affiliated schools can choose between enrolling in our basic educational program and international program. The key differences between our basic educational programs and our international program are as follows:

	Basic educational program	International program

Post-graduation plans	• Higher level education in the PRC	• Higher level education overseas

Coursework	• Government-mandated coursework	• Government-mandated coursework

	• Elective courses developed by our school faculty	• Curricula with a focus on preparing students to study abroad, such as mandatory language courses and subjects addressed in A-levels courses, VCE courses, AP courses and IB courses

Examinations taken	• Gaokao (China’s standardized college entrance examination)	• In addition to Gaokao which is optional, examinations for purposes of entering into overseas universities and colleges, such as A-levels, VCE and related language tests

The tuition fee depends among a number of factors, including the schools and educational programs that the students are enrolled in, the level of the accommodation chosen by the students, and the students’ grade level.

As for managed schools, since we provide operation and management services to these schools, such as educational, managerial, logistics, supporting and operational services, and the curriculum education offered at these schools are not part of our products and hence, not ultimately determined by us, we have not included programs offered at our managed schools hereunder.

Basic educational program

The basic educational program offered by our affiliated high schools are composed of compulsory courses required by the PRC regulatory authorities and a variety of elective courses to develop student interests, strength and comprehensive ability.

High school students in our basic educational program generally prepare for and take Gaokao, a standardized annual admission test administered by local authorities at a provincial level and the result is critical in determining student admission into undergraduate programs in universities in China.

As of June 30, 2021, for continuing operations, our affiliated schools offered approximately 392 courses. These courses include 14 compulsory courses, and a total of 377 elective courses in our affiliated schools. The compulsory courses are guided by detailed and demanding government standards that specify what students should know and be able to do at the end of each school year. As for the course materials for our basic educational program, we primarily use materials designated by the governmental authorities while complementing materials designed by our teachers based on their research and experience. Our elective courses are designed to develop the students’ interests, strength and comprehensive ability. Students can choose courses freely, such as career planning, baking, photography. We also offer characterized sports training services, including swimming, NBA Academy, fencing and shooting to enhance students’ physical health, and after-school courses based on our students’ interest and demand, such as workshops for science competitions in middle school, promotion classes for building a solid foundation in high school, etc. Among these elective courses, we have some school-based courses, which are based on the compulsory curriculum, and actively expands the courses that combine Hailiang Education’s characteristics, such as the Olympiad Competition courses, inventor courses, Chinese traditional culture courses.

In addition, we offer an art educational program under our basic educational education. The curricula for the art educational program are composed of compulsory courses required by the PRC regulatory authorities and a variety of art courses. Students enrolled in the art educational program generally prepare for and take Gaokao, Art Joint Examination and/or Art school-level examination. Apart from being able to apply for art universities, students in the art education program can also apply for a comprehensive university majoring in art.

Our art educational program consists of art, music and media courses, with a variety of featured modules. For instance, art courses consist of sketch, watercolor painting, and other elective courses, such as art appreciation, calligraphy, and sculpture; music courses consist of singing, listening, vocal music, instrumental music, and other elective courses, such as music theory and music appreciation. Media courses consist of physique, performance, and other elective courses, such as broadcasting and hosting. In addition, we offer a selection of specialized public courses to the entire student body to fully satisfy the diversified talent development, such as social morality, art literacy, and elegant life courses. The art education program offers students a turnkey development platform in art, music, media, dance, performance, and drama, which integrates art and culture education.

International program

In addition to the basic educational program offered by our affiliated schools, students enrolled in our affiliated schools can also elect to be placed into our international program which is geared towards students who wish to study abroad. As most of the students in our international program plan to study abroad after they graduate from our high school programs, we have designed our international program to specifically address the needs of these students in terms of both language and academics. In our high schools, we offer A-level courses, VCE courses, AP courses and Canadian high school courses. In addition, we obtained IB DP authorization in May 2021, and became a member of global IB school. PRC students in our international program could also take courses required by the PRC regulatory authority and earn a PRC school diploma. Students can acquire the PRC graduation certificate after passing a graduation test upon completion of basic modules, and at the same time learn foreign languages to be better prepared for education abroad. For example, we provide IELTS, TOEFL training courses, and other foreign language courses, including Korean, Japanese, and Spanish. Students who want to study in Japan, Korea, and Spain can take other foreign language tests instead of English in Gaokao and acquire an international certificate.

In addition to preparing Chinese students for studying abroad, we also offer the HSK (Hanyu Shuiping Kaoshi) program for our foreign students to learn Chinese at our schools. In 1999, we were authorized by the Zhejiang provincial government to accept foreign students for Chinese language studying. Foreign students may prepare and take the Chinese Proficiency Test administered by the Department of Education of the PRC and the Gaokao for admission to PRC universities. Our HSK program offers a variety of academic and non-academic subjects featuring Chinese culture, such as Chinese History, Chinese Geography, Martial Arts and Chinese Painting and Calligraphy, with varied optional modules including guitar, piano, dance, handwork, ceramics, badminton, football and basketball. In addition, we provide students with activities to practice the Chinese language and short trips each academic year. We have accumulated more than ten years of teaching experience in our HSK program. All of our Chinese teachers have acquired the International Chinese Teacher Qualification Certificate issued by Education Commission of the PRC. In November 2019, Zhuji Hailiang Foreign Language High became an HSK test center certified by Hanban (“汉办”) of China, also known as the Office of Chinese Language Council International, originally called the China National Office for Teaching Chinese as a Foreign Language, established in 1987.

In January 2020, Zhuji Hailiang Foreign Language High started operating the International Student College, which was formally established and developed from the original HSK program into a separate college for international students. In the 2020 school year, in order to teach our students in accordance with their aptitude, the International Students College continued to further accurately plan the curriculum system according to age, learning ability, and cognitive ability of the students. For international students interested in applying for Chinese domestic universities, the high school program offered at the International Student College offers them an academic track, preparing them for examinations, such as the HSK level test, necessary for applying for China’s top universities. For students interested in applying for international universities, the high school program offers IGCSE and A-Level courses designed to increase students’ competitiveness in applicant pools and prepare them to enter top universities in the world. In the fall semester of 2020, foreign students could not come to China due to the COVID-19 pandemic. The International Students College took several measures to reduce the adverse impact caused by the COVID-19 pandemic, including, re-arranging its orientation and enrollment direction in time to recruit overseas Chinese students from Italy, Spain, France and other countries, so as to expand a new market for overseas Chinese students. Profiting from this measure, the number of students in the International Students College has achieved a new breakthrough. As of June 30, 2021, the number of students enrolled in the International Students Institute has reached 107.

Our students

Student recruitment and admission

It has been 26 years since our initial school was established. We are confident that with the improvement of our education quality, education brand and teaching ability, there may be more students attracted by our affiliated schools in the future. Our target students are from families with medium to high levels of household income as well as students who want to study abroad after graduating from our schools.

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

As of June 30, 2021, for our continuing operations, we had 6,023 students from Zhejiang province and 4,379 students from other regions in China. We also have 32 foreign students from 9 foreign countries.

We require applicants to our high schools to meet certain minimum scores on the Zhongkao to ensure they have the necessary academic ability to succeed. In addition to academic requirements, the admission and entrance standards of our schools are designed to identify those students who have strong desire to learn, passion for their areas of interest and ability to contribute to a positive classroom dynamic. In addition, we launched a ‘Creative Talent’ project in December 2017 to recruit exceptional middle and high school students in China. In July 2018, we also launched “The Belt and Road International Talents Program” to increase our efforts to recruit outstanding talents from disadvantage communities from countries along the Belt and Road to study in China. In August 2020, we established the “Hailiang Top-notch Talent Training Academy,” featuring the cultivation of five discipline competitions and adhering to the training concept of “discovering talents and diversified cultivation,” and providing comprehensive training programs for talented students with expertise across the country, to help participating students seeking admission to prestigious universities.

Academic performance and educational results

We routinely monitor students’ progress in our affiliated schools according to academic standards. We set our standards and instructional programs based on international, national and local standards published by the regulatory authorities. We believe our students are well prepared for international tests, such as A-level and VCE, and national and provincial tests, such as Gaokao and Zhongkao. We require our teachers to regularly evaluate their students and set specific goals for them. Our students take all standardized tests required by international, provincial and local authorities, and we also administrate/manage our own annual tests calibrated to our academic standards. Our students have achieved outstanding academic performance, as measured by these external assessments. For example, over 97.0% of our students from our affiliated schools in the 2022 graduate classes passed the Joint Graduation Exam, an annual provincial test administered to each graduating class.

For the 2020/2021 Gaokao, 2,458 students from our affiliated schools surpassed admission cut-off of universities and colleges, and 212 students were admitted into dual first-class universities, among which, eight students were admitted to Peking University and Tsinghua University, and 17 students were admitted to top-tier domestic universities such as Shanghai Jiao Tong University through the 2021 “strengthening basic disciplines plan” and “the trinity system”, and four students of grade two in high school were admitted into the “Innovation Experimental Class” of the Junior Class of the University of Science and Technology of China with strict selection and excellent college entrance examination results in the Gaokao. Furthermore, our students from Zhejiang Zhuji Hailiang High School of

Art also made outstanding achievements in university entrance examinations for art students. For example, two students received the admission of the China Academy of Art, one received the admission of the Central Academy of Drama, and others also received admissions from Xiamen University, Chongqing University and other first-class universities.

In the 2021 graduating classes of our international program from our affiliated schools, 323 students applied for overseas universities, among which 261 students have received offers, 40% of these students received offers from global top 100 universities, such as University College London and University of Edinburgh. For Hailiang Foreign Languages School, 87% of the graduates received offers from global top 100 universities, 60% of these students were admitted to global top 30 universities, and 7% were admitted to global top 10 universities. It is worth mentioning that 100% of students in the 2021 graduating class of our A-level courses in Hailiang Foreign Languages School have been admitted to global top 100 universities. These universities include University College London, The University of Edinburgh, The University of Melbourne, or The University of Manchester, among others. In addition, students in our HSK program achieved outstanding academic performance. They received admission notices from top domestic universities, such as Peking University, Fudan University, Shanghai Jiao Tong University, Renmin University of China, Zhejiang University, Nanjing University, and Tongji University. This is the second time our students were admitted to Peking University and Renmin University of China since this program was founded. Our middle schools, which provides compulsory education from grade 7 to 9, have always been one of the popular choices for local parents.

Students from our affiliated schools have also achieved excellent results in various academic competitions at the international, national and provincial levels, including competitions in mathematics, geography, physics, chemistry, biology and computer science. In the 2020/2021 school year, our students won more than 200 provincial, national, and international level academic competition awards. For example, our students won one gold medal in 2021 international Asian and Pacific Informatics Olympic Competition (international level), four gold medals and one bronze medal in the 2020 Chinese Mathematical Olympiad (national level), one gold medal, two bronze medals, and two silver medals in the Second National Middle School Students Geoscience Competition of “Hailiang Cup” (national level), one silver medal in the 2020 37th National Middle School Physics Competition Finals (national level), and four silver medals and one bronze medal in the 2021 38th National Youth Informatics Olympiad (national level). We value our students’ mental and physical health, demonstrated by multiple physicals activate offered by us and our principle of encouraging students to participate in athletic contests. In the 2020/2021 school year, our students won the championship of the 2020 National U15 Basketball Championship Finals (national level), and won 1 first place and 4 second places in different swimming categories in the 2021 Chinese Middle School Students Swimming Challenge (Jinjiang Station) (national level). Our students also won the National Second Prize of the 2020 “Luohe Cup” National Youth U-series 7-a-side Rugby Championship (national level).

Student retention

Pursuant to the relevant laws and policies, eligible students can apply for admission to enroll in our affiliated schools. With the improving recognition of our educational quality and brand reputation, we may continue to attract more students with outstanding academic achievements or excellent comprehensive quality to enroll in our affiliated schools.

From time to time, students may experience declining academic performance. Our teachers provide advice and assistance to students on academic and personal matters, and provide additional practice materials and guidance to students with academic difficulties and to maximize student retention. Our average net annual student retention rate for all students, which measures the percentage of students enrolled at the beginning of the year who move on to the next grade level, was approximately 92.1% for the 2018/2019 school year, 91.7% for the 2019/2020 school year, and 94.4% for the 2020/2021 school year.

Our teachers

Our affiliated schools seek to hire teachers and educational staff that hold the required academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance. As of June 30, 2021, for our continuing operations, the number of our teachers and educational staff in our affiliated schools reached 948, and approximately 16.1% of our teachers and educational staff hold a master’s degrees or above.

We have built a team of experienced teachers with an average of over five years of educational experience for our affiliated schools. We also require teachers in our affiliated schools to possess the qualifications required by PRC regulatory authorities. As of June 30, 2021, for our continuing operations, 6 of our teachers and educational staff were recognized as “Exceptional Teachers” (特级教师), a national award given by the MOE to teachers who have made significant contributions to their schools and profession. In addition, we have 15 golden Olympiad competition training coaches, and 144 teachers with masters or doctoral degrees. And for our continuing operations, we had 15 full-time foreign teachers, approximately 26.7% of whom hold master’s degrees or above, and they come from 7countries, contributing to an international environment that inspires our students with multiple cultures. They are staffed interchangeably in respective schools and mainly teach foreign languages including English, Japan, Korean, and French, A-level subjects including music, and art. Depending on the service agreements, we provide teacher recruitment counseling services and/or hire teachers on behalf of our managed schools.

The following table lists information about our teachers and educational staff from our affiliated schools at each school and each educational program as of June 30, 2021.

		Number
	Number	of	Number
	of	Teachers	with
	Teachers	with	Master’s
	and	“Advanced	Degree
	Educational	Teaching	or
	Staff	Qualifications”	Above
School (Continuing operations)
Zhejiang Zhuji Hailiang Senior Middle School	161	32	22
Zhejiang Zhuji Hailiang Experimental High School	298	27	43
Zhejiang Zhuji Hailiang High School of Art	156	6	20
Zhuji Hailiang Foreign Language High	260	16	52
Zhenjiang Jianghe High School of Art	73	4	16
Ninghai Hailiang Senior Middle School*	—	—	—
Sub-total	948	85	153

School (Discontinued operations)
Zhejiang Zhuji Hailiang Foreign Language School	471	6	75
Zhejiang Zhuji Hailiang Primary School	226	11	4
Zhejiang Zhuji Hailiang Junior Middle School	210	23	19
Zhejiang Zhuji Tianma Experiment School	352	19	20
Lanzhou Hailiang Experimental School	86	2	21
Hailiang Overseas Chinese School	75	3	2
Wuhu Hailiang Experimental School	49	9	5
Jinhua Hailiang Foreign Language School	82	5	7
Feicheng Hailiang Foreign Language School	78	5	11
Xianghu Future School*	14	—	13
Ninghai Future School*	—	—	—
Sub-total	1,643	83	177
Total	2,591	168	330
(*)	Xianghu Future School, Ninghai Hailiang Senior Middle School, and Ninghai Future School started operating in September 2021.

Our schools are staffed with three levels of teachers and educational staff: senior teachers, mid-level teachers and junior teachers. Senior teachers are outstanding teachers chosen by our schools, with the most advanced K-12 teacher’s qualification available in China. Mid-level teachers are teachers with nationally-qualified first degree teaching qualifications. Junior teachers are teachers with nationally-qualified second- and third-degree teaching qualifications. We believe this three-tier seniority system provides an attractive career path and allows new teachers to be mentored by more experienced teachers. As of June 30, 2021, for our continuing operations, our team of teachers and educational staff in our affiliated schools consists of 85 senior teachers, 215 mid-level teachers and 384 junior teachers.

It is crucial for us to maintain a robust group of distinguished teachers and managements for us to improve education quality and expand our scale. We follow a specific process for faculty hiring which we have developed over the years. The recruitment of school principals and managements mainly relies on headhunting, internal resource recommendation and campus recruitment. We will conduct multiple rounds of interviews for candidates through professional interviewers and executives, and focus on investigating whether candidates have a broad international vision, outstanding educational achievements, leadership skills, and management experience. The recruitment of teachers is conducted through professional teacher recruitment websites and campus recruitment. Teachers are assessed through a series of hiring procedures, including, without limitation, written examination, interviews, mock lectures, expertise in their specific subject areas, ability assessment (IBA), and psychological risk evaluation. We expect teachers to have or will develop excellent communication and teaching skills, the ability to mentor other teachers and the ability to develop innovative curriculum. As of June 30, 2021, for our continuing operations, we had 203 teachers and managements graduated from dual first-class universities, 17 of which were from Tsinghua University and Peking University.

We launched in-depth school-enterprise cooperative relationships with many universities in China, allowing us to invite outstanding university graduates to intern at our schools, and attempt to recruit those who show outstanding performance during the internship. In addition, we launched the “Full Life Cycle Talent Training Plan” in fiscal year 2021 to establish an integrated pre-talent training system and supporting courses. We have cooperated with Beijing Normal University, Nanjing University and other top-tier universities to set up the “Hailiang College,” to provide enterprise courses in such universities to ensure that the candidates will be qualified “employees for Hailiang Education” after graduation. We also have the recommendation policy that encourages our educational staff to recommend excellent teachers and offer reward accordingly. Moreover, we have achieved remarkable results in deepening the reward system of internal recommendation for outstanding employees. Our faculty members are encouraged to utilize their own social resources to recommend principals and teachers to us, contributing to the rapid development of Hailiang Education. In the post-pandemic era, we expect to utilize technology with the “contactless” recruitment, to seek excellent talent.

We have established a comprehensive training and management system for our staff. For new teachers, we will develop teachers’ evaluation tools according to the laws regarding professional development of teachers, and set teachers’ training goals and arrange for them to undergo a training program consisting of teaching skills and techniques. For our current in-service teachers, we offer continued professional knowledge and skills training designed to improve teaching ability and educational creativity. In the 2020 school year, we established the professional rank and title system of Hailiang Education teachers, to foster our teachers’ professional growth and satisfaction.

Hailiang Education Cadre Army Academy (“Cadre Army Academy”) was founded in April 2019 to strengthen the training and cultivation of our management team. Our experienced tutors have implemented personalized and targeted trainings, developed online and offline training projects. The training projects include both practical activities and theoretical studies. The practical activities include school operations simulation, and theoretical studies include star teacher lectures, management standard learning, value sharing, micro salon, and management research, etc. In addition, we launched a post secondment system to help our management staff to obtain experience. As of June 30, 2021, 86 middle-level managers, 22 vice president-level cadres, 10 principal-level cadres, and 22 cadres for secondment benefited from our training projects and secondment system.

In August 2019, we further established the Hailiang Education Excellent Teacher Development Academy (“Excellent Teacher Development Academy”) to improve our teachers’ teaching and researching capability through initiatives such as mentor-apprentice pairing model and trainees’ three-year planning. Since December 2020, the Excellent Teacher Development Academy has successively held “Exceptional Teacher Incubation Camp” and “Seminars for Excellent Teachers of Mental Health education”. As of June 30, 2021, the Excellent Teacher Development Academy has in total 41 mentors, including 15 external mentors and a total of 89 selected trainees, including 32 new trainees. Mentors and trainees from the Excellent Teacher Development Academy won the first prize of Zhuji city level or above in the municipal excellent course, project and paper competitions for 37 times. Mentors and trainees have published 6 textbooks or monographs and have published more than hundreds of papers in various journals.

We emphasize the professionalism of our teachers, thereby providing them with a wide platform and comfortable living environments. Teachers can be promoted through improvement of management and professional skills. We encourage our newly hired teachers to split their time between work and study, allowing them time for their development. Teachers that have taught in Hailiang for a certain time receive the opportunity to study abroad, work on research materials and enhance their professional skills. We have a competitive compensation package. Our teachers’ salary increased by 7.7% in 2021. In addition, we offer a variety of bonuses, subsidies and welfare to increase our teachers’ enthusiasm and initiative. We conduct monthly evaluations of our teachers’ performance, set workload management systems, clear targets, and form a transparent, well-organized, fair, and just system to ensure the stability of our teaching team. We also pay for health insurance for our teachers, and provide for paid vacation, free accommodation and other benefits. In the 2019 school year, we worked with Ping An Insurance of China to jointly create an “Excellent Teacher Welfare Guarantee Plan” for benchmarking public schools, targeting outstanding teachers and other employees who have made special contributions to the company. In the 2020 school year, 94 outstanding teachers and other employees who have made special contributions to the Company have joined the plan, so that they can enjoy pensions and medical insurance equal to or better than that of public teachers. We expect that more employees will join the plan each year.

Each year, we have to terminate teachers and educational staff who do not meet our teaching standards. Our teacher retention rates, as of June 30, 2019, 2020 and 2021 were 93.3% 88.8%, and 87.6% respectively.

Services Provided to Our Managed Schools

In the process of implementing our asset-light strategy, we may provide a wide range of services, as needed, to public and private schools, including but not limited to, educational, managerial, logistics, supporting and operational services. We do not own or sponsor our managed schools; such schools are owned or sponsored by our related parties, Hailiang Group or Hailiang Investment, and local governments. Instead, we provide services to such schools in exchange for a management fee or service fee. As of June 30, 2021, we provided various services to 27 managed schools, with an aggregate of approximately 43,897 students. For the fiscal year ended June 30, 2021, operation and management services we provided to our managed schools including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. We may provide additional services in the future, as needed, to our managed schools. Due to the promulgation of 2021 Implementation Rules for Private Education Laws, commencing with fiscal year 2022, we have ceased providing operation and management services to our managed schools sponsored by related parties, i.e., Xiantao No.1 Middle School and Nanrui Experimental School in order to comply with relevant laws and regulations. For further details, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–2016 Private Education Law and The 2021 Implementation Rules for Private Education Laws.”

On January 1, 2018, we entered into service agreements with the following schools Jiulixianghucheng Kindergarten, Nanchang Baishu Angel City & Fenghuang Kindergarten, Nanchang Foreign Language Jiulixianghucheng School, Nanchang Foreign Language Gaoxin School, Nanchang Maqiu Senior Middle School, Nanchang Baishu School, Yichun Baishu Foreign Language School, Yichun Baishu Foreign Language School Xuefulu Campus, Yichun Baishu Angel City&Bilingual Kindergarten, Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, Nanchang Baishu Xingfu Shiguang Kindergarten. On May 1, 2018, we entered into service agreements with Nanchang Hualian Foreign Language Experimental School, Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten and Jingdezhen Baishu School. On December 25, 2018, we entered into a service agreement with Nanchang East Lake Sijihuacheng Kindergarten. On September 30, 2019, we entered into a master management service agreement for a term of 5 years with these 15 Baishu Schools, which replaced and terminated the previous agreements we entered with them. Pursuant to the agreement, we receive management fees based upon the provision of services related to education, management and logistics. As of June 30, 2021, 15 Baishu Schools have approximately 21,567 students and 1,348 teachers in total, offering kindergarten, primary, middle and high school programs.

On April 1, 2018, we entered into a service agreement with Xiantao No.1 Middle School (the “Xiantao School”) in Hubei province, China. Pursuant to such agreement, we receive management fees based upon the provision of operation and management services, including, but not limited to services related to human resources, financial management and information technology. Founded in 1958, with an area of about 378,666 square meters, Xiantao School is a private school that provides middle and high school education required by the PRC regulatory authority in Xiantao City, Hubei Province. In the 2020/2021 school year, the total number of students reached 7,878 and the number of teachers was 453. The tuition fee is approximately 13,960 RMB per year.

On April 1, 2018, we entered into a service agreement (the “NanRui Agreement”) with Nanrui Experimental School in Xinchang County (the “NanRui School”). Pursuant to the NanRui Agreement, we receive management fees based upon the provision of operation and management services, including, but not limited to services related to human resources, financial management and information technology. Founded in 2004, with an area of about 50,000 square meters, Nanrui School is a non-profit private school that provides compulsory education required by the PRC regulatory authority in Xinchang County, Zhejiang Province. In the 2020/2021 school year, the total number of students in such school is approximately 2,740, and the number of teachers is approximately 226. The tuition fee ranges from 20,000 RMB to 37,000 RMB annually.

On August 28, 2018, we entered into a cooperation agreement with the Education Bureau of Binjiang district in Hangzhou for a term of six years. Pursuant to the cooperation agreement, we provide operation and management services to two existing public schools, Hangzhou Chunhui Primary School and Hangzhou Xixing Middle School. Due to the adjustment of the development and operating strategy of Hangzhou Xixing Middle School by the Education Bureau of Binjiang district, we terminated the cooperation agreement with Hangzhou Xixing Middle School in fiscal 2021. As of June 30, 2021, there were 794 students enrolled in Hangzhou Chunhui Primary School.

On October 10, 2018, we entered into a service agreement with Jinhua Hailiang Foreign Language School in Jinhua City. Pursuant to such agreement, we received management fees based upon the provision of operation and management services, including, but not limited to services related to human resources, financial management and information technology. Jinhua Hailiang Foreign Language School is a non-profit private school that provides compulsory education required by the PRC regulatory authority. The campus of Jinhua Hailiang Foreign Language School covers an area of approximately 13 acres. On July 15, 2020, we entered into a sponsorship transfer agreement with Hailiang Investment to acquire 100% sponsorship of Jinhua Hailiang Foreign Language School, terminating the service agreement. On September 16, 2020, we obtained the relevant administrative approval and completed all the required process to obtain the sponsorship of the school.

On October 10, 2018, we entered into a cooperation agreement for a term of ten years with the Education Bureau of Xiaoshan District, City of Hangzhou, National Tourism Resort Management Committee of Xianghu, Zhejiang Province, and Xianghu Travel Holding Company. Pursuant to the partnership program, Hailiang Investment is to be the sponsor and legal operator of one new school located in Xianghu, and we started to provide operation and management services at the beginning of 2019 to three existing public schools located in Wenyan District, Hangzhou City, namely the Wenyan Primary School, Wenyan No. 2 Primary School, and Wenyan Middle School. As of June 30, 2021, these three schools had an aggregate of 3,824 enrolled students.

On October 10, 2018, we entered into a service agreement with Feicheng Hailiang Foreign Language School in Feicheng City. Pursuant to such agreement, we receive management fees based upon the provision of operation and management services, including, but not limited to services related to human resources, financial management and information technology. Feicheng Hailiang Foreign Language School is a non-profit private school that provides primary, middle and high school education required by the PRC regulatory authority. On April 26, 2021, we acquired from our affiliate, Hailiang Investment, 100% equity interests in Feicheng Education Investment. Feicheng Education Investment has been the sole sponsor of Feicheng Foreign Language since 2018. On April 26, 2021, we obtained the relevant administrative approval and completed the required process to obtain the sponsorship of the school.

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

On July 9, 2019, we entered into a cooperation agreement for a term of ten years with the Education Bureau of Sihong County of Jiangsu Province to manage and operate Sihong Second Experimental School. Sihong Second Experimental School is a public school and provides a basic education program ranging from primary to middle school classes. As of June 30, 2021, there were 4,401 students enrolled in Sihong Second Experimental School.

On January 12, 2020, we entered into a cooperation agreement for a term of ten years with the Management Committee of Suqian Economic and Technological Development District of Jiangsu Province National Development District, pursuant to which the Company acquired the right to manage and operate two public schools named Xiamen Road School and Fumin Avenue School. These two schools have composed of primary and middle school programs. As of June 30, 2021, these two schools had an aggregate of 1,785 enrolled students.

On August 21, 2021, we entered into a cooperation agreement for a term of five years with the Education Bureau of Longkou City of Shandong Province to manage and operate Longkou No.1 Middle School (Chongshi Department) (West Campus) (“Chongshi Department”), beginning September 1, 2021. Longkou No.1 Middle School is one of the earliest public secondary schools in the Jiaodong area, with over a century of history. Chongshi Department is a high school department established by Longkou No.1 Middle School in 2013 to practice the “small class” strategy and implement the “individualizing” teaching model.

On August 28, 2021, we entered into a management agreement for a term of six years with the Education Bureau of Jingdong Yi Autonomous County of Pu’er City of Yunnan Province to manage and operate Jingdong Yi Autonomous County No.1 Middle School, beginning September 1, 2021. Founded in 1924, Jingdong Jingdong Yi Autonomous County No.1 Middle School is a public school with a long cultural legacy and includes a middle school department and a high school department.

For further details of the capacity of these managed schools, please refer to the “Item 4. Information on the Company—C. Organizational Structure.”

Ancillary Educational Services

We also provide ancillary educational services, including well-rounded education services and academic subject tutoring services, study trip services and overseas study consulting services, with the objective of improving the learning experience and advancing academic outcomes for students enrolled in both our affiliated and managed schools.

Well-rounded Education Services and Academic Subject Tutoring Services

With the aim of offering quality education services both on- and after-class, we provide well-rounded education services and academic subject tutoring services in China. Well-rounded education services provide our students with one-stop education solutions, such as after-school care and the promotion and expansion of students’ overall quality. In addition, we have set up international headquarters in Singapore, facing Southeast Asia, Europe and countries along the “Belt and Road”, expecting to integrate Chinese and international education resources to expand our footprints overseas through mergers and acquisitions and endogenous growth. For the 2020/2021 school year, we have provided well-rounded education services and academic subject tutoring services to 131,832 student attendances. On October 9, 2021, we spined off academic subject tutoring business by selling 100% of the equity interest of Hailiang Mingyou Future (Zhejiang) Education Technology Co., Ltd., due to the promulgation of “The Opinion on Further Easing the Workload and Burden of After-school Tutoring for Students in Compulsory Education”. For further details, refer to “Item 4. Information on the Company– A. History and Development of the Company”.

On January 26, 2018, Ningbo Haoliang acquired a 56% equity interest in Jiangxi Haibo Education Management Co., Ltd. (“Haibo Education”). Haibo Education was primarily engaged in providing educational training services, and was liquidated in the 2020 fiscal year.

On August 2, 2018, Zhuji Hailiang After-school Service Co., Ltd. (“Hailiang After-school”) was incorporated as Ningbo Haoliang’s wholly owned subsidiary and is primarily engaged in providing academic tutoring and well-rounded education.

Overseas Study Consulting Services

Overseas study consulting services focus on providing a full range of guidance services for our students. It aims to provide high school students with consulting and planning services for applying to enter the universities, including services such as, pre-planning, admission and visa application, and overseas placement. We also provide one-to-one personalized overseas study consulting services, including background evaluation, studying abroad plan customization, professional assessment, background improvement, application and other services, so as to help high school graduates to apply for admission to global universities. For the 2020/2021 school year, we provided overseas study consulting services to 1,412 students.

During the spread of the COVID-19 pandemic, our overseas study consulting business segments have deployed multiple channels for further studies. For example, we successfully introduced Sino-foreign cooperative education programs that have been approved by national MOE from well-known domestic universities, such as Xi’an Jiaotong-Liverpool University 4+0 program, University of Shanghai for Science and Technology Sino-British International College 4+0 program, Jimei University and U.S. Cook University 4+0 program, etc. By introducing these Sino-foreign cooperative education programs, we provide our students with alternatives to study abroad during the pandemic. Compared with last year, more students have chosen to study in China for the Sino-foreign cooperative education programs and to postpone their overseas study plans.

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

Study Trip Services

Our study trip business segment strives to create holistic education courses and high-quality study trip activities by focusing on study trips and camping. Relying on our international campsites and collaborations with diverse universities and colleges, we operate our study trip programs in more than 30 countries, such as UK, U.S. and Australia, and several provinces in China. We offer our students the opportunities to visit reputable foreign universities and experience local culture. To date, we have provided more than 200 study trips and camp programs, operated domestically and globally, to our students. For the 2020/2021 school year, 46,991 student attendances have participated in study trips and camp education.

Due to the COVID-19 pandemic, the operation of international study trips has been restricted. For this reason, we have increased our investment in domestic camp education programs, which has laid a foundation for the diversification of the Company’s business. From January to March 2021, we have successively entered into strategic cooperation framework agreements with camping companies to conduct Hongzehu Camp in Jiangsu Province, the Xianghu Camp in Zhejiang Province and the Xiazhu Lake Camp in Zhejiang Province, utilizing the advantages of the Company and those camping companies to develop personalized high-quality education courses during the camping.

At the same time, we carry out brand promotions, government linkage and other activities to comprehensively enhance the competitiveness of our study trip brand and the popularity of these camp brands.

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

Hailiang Education Park

Hailiang Investment, a company controlled by our ultimate controlling shareholder, Mr. Feng, has completed the construction of the Hailiang Education Park, which has a total site area of approximately 850,000 square meters (9,149,323.85 square feet) and a floor area of approximately 550,000 square meters (5,920,150.73 square feet). Hailiang Education Park commenced operation in September 2015, and over 11,000 students and 900 teachers began classes on the new campus at the start of the school year on September 7, 2015. In September 2015, Zhejiang Zhuji Hailiang Foreign Language School and selected programs from Zhejiang Zhuji Tianma Experimental School and Zhejiang Zhuji Hailiang Experimental High School relocated to the Hailiang Education Park. Zhejiang Zhuji Tianma Experimental School’s, and Zhejiang Zhuji Hailiang Experimental High School’s, remaining programs continue to operate on their existing respective campuses. As of June 30, 2021, for our continuing operations, our affiliated schools and subsidiaries operating in Hailiang Education Park were (i) Zhejiang Zhuji Hailiang Senior Middle School, (ii) Zhuji Hailiang Foreign Language High, (iii) Hailiang After-School, (iv) Zhuji Hailiang Logistics, (v) Hailiang Sports, and (vi) Zhuji Nianxin Lake Hotel, (vii) Hailiang Mingxin.

Hailiang Education Park has six educational buildings, one administrative building, six dining halls, six track fields, one landmark tower, one school hospital, 20 student dormitory buildings and 10 dormitory buildings for teachers and staff. In addition, there is a multi-function sports center with basketball courts, an indoor swimming pool, a student activity center, and a hotel that not only provides convenience for students and parents, but also operates publicly. Hailiang Education Park is designed to accommodate a maximum of 12,000 students and 2,000 teachers. The school facility contains a number of modern and distinctive buildings such as the main administration and educational building, the landmark tower, and the new kindergarten department building with a distinctive trumpet shell-shaped architectural design. In September 2018, a license plate identification and facial recognition system was installed and activated on the three main gates of Hailiang Education Park in order to improve security. In June 2020, we fully launched the safety management system to trace the results of safety checking and follow-up solutions. In June 2020, the school-bus line system was launched to optimize the shuttle route and upgrade the shuttle mode. In December 2020, we launched the emergency command center, which aims to establish an intelligent command system that integrates emergency handling, real-time monitoring of hidden danger areas, and multi-point synchronization inspections, and becomes the nerve center for the overall coordination and command of the safety management of schools in various places.

On April 28, 2019, the Company entered into eight new lease agreements with Hailiang Investment regarding Hailiang Education Park, in order to allocate lease fees to the respective schools and subsidiaries according to their used gross floor area. The term of the lease is for nineteen years from July 1, 2018 and the rental fee in the first year was RMB22.3 million and is subject to a 5% annual increase from fiscal year 2020 to 2022. The rental fees commencing from the fiscal year 2023 will be subject to further negotiation between the Company and Hailiang Investment. For continuing operations, the leases cover the properties and facilities of Hailiang Education Park with a total combined gross floor area of approximately 367,856 square meters.

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

Innovations and Education Technology

Continuous and high-quality research and development capabilities are the foundations and driving forces for us to provide high-quality educational services. Therefore, we have invested a lot of resources to develop education technology to establish the “smart campus” and “smart classroom,” to improve education quality and management efficiency. Based on the cooperation with Hailiang Education Research Institute, a related party controlled by Mr. Feng, we developed various education technology products and courses. We established the “Hailiang Education Smart Campus Global Alliance” project in fiscal year 2021, and have entered into agreements with Hikvision and Ruijie Networks to jointly develop the construction of the “Smart Campus System.”

The idea of establishing the smart campus is to make our schools smarter, safer, and more efficient. In fiscal year 2021, we have integrated the smart campus project into student management, security management, fee management, etc. For example, we utilized the technology of IOT (“Internet of Things”) to integrate students’ attendance and morning health check-ups, and realized that one check-up can simultaneously generate both attendance and health data, which improves staff efficiency, and ensures students’ health and safety. We have established a one-stop registration fee system to help school administrators improve work efficiency and to help improve our students’ parents’ admission experience. The Company’s logistics and supply chain departments also carried out systematic information construction this fiscal year. We have built a new catering service system to help canteens with menus, food processing, and nutrition analysis issues. The safety management system has strengthened the safety of students at school. We purchased an SRM procurement management platform to increase supply chain efficiency. In addition, in order to promote a harmonious home-school co-education environment for all schools of Hailiang Education, we focused on building and launching the Home-School Co-education Platform (“Hai Home-School”), which aims to guide students and parents in establishing a smart home education system, by regulating home-school communications and enriching applications in the Hai Home-School. Through the gradual construction of Smart Campus System, we have increased the satisfaction of faculty, students and parents with the education service system, and maintained a good campus brand image.

Establishing a smart classroom will help young teachers quickly improve the quality of teaching and students improve learning efficiency. The smart classroom will enable us to render high-quality educational resources to our students in different regions, and to protect the company’s intellectual property. In order to improve the efficiency of selecting test questions, automatically correct answering results, and efficiently analyze students’ academic performance, we have developed a Cloud Exercise databased application that can provide a personalized teaching plan for each student. We have also invested a lot of resources in education standardization to support teaching activities. We have cooperated with Hailiang Education Research Institute to develop the “Star Classroom” and the “Star Teacher Training”. The “Star Classroom” platform is based on improving the quality and efficiency of teacher preparation and teaching. It gathers experienced teachers to jointly develop the courseware of the main subjects of all teaching grades. Through the guidance of famous teacher resources and the creation of teacher personalized content, it helps teachers to prepare and teach easily in one stop. The “Star Teacher Training” platform builds a teacher training system by providing comprehensive, systematic and targeted teacher development plans and teacher training courses, helping new teachers grow quickly, achieving cascading development of backbone teachers, and training top-level educational experts.

We believe that excellent education services are the basis for Hailiang Education to further develop while offering high-quality education services. Therefore, we will continue to invest a substantial amount of resources in educational technology, to improve our educational services through educational technology, and to build on such competitive advantage.

Growth Strategies

Our goal is to strengthen our position as a premiere education and management services provider in China’s private education market. We intend to leverage our market position and brand in pursuing the following strategies:

●	Focus on the asset-light model, continue to expedite the expansion of our school network, especially our managed schools, through providing operation and management services to public and private schools in rural areas;
●	Continuously invest resources to attract, cultivate and retain teaching and management talents, utilizing our “Invigorating Education with Talents” strategy;
●	Continuously invest in the application of educational science and technology to support the rapid and high-quality asset-light expansion utilizing our “Revitalizing Education through Technology” strategy”;
●	Diversify business model, and increase the proportion of ancillary educational services; and
●	Steady promotion of our international expansion efforts, to build a global education group.

Competition

According to the Ministry of Education of the PRC, the total number of student enrollments in private K-12 education in China has increased steadily, from 40.1 million in 2016 to 44.6 million in 2020. The proportion of students in private K-12 schools against the total number of students in K-12 schools increased slightly from 17.7% in 2016 to 18.1% in 2020. The private K-12 education market in China is highly fragmented, competitive, and relatively small. Positioned as an education and management service provider, offering K-12 student management services and high school curriculum education services, operation and management services, and ancillary educational services, we may face competitions from other public and private high schools, ancillary education services providers, and other relevant education institutions. We expect competition to persist and intensify. However, we believe that we are able to compete effectively because of our strong brand recognition, quality teaching team, outstanding academic and well-rounded performance, and premiere services. However, some of our existing and potential competitors, especially public schools, may have access to resources that we do not have. Some of these competitors, particularly public schools, have governmental support in forms of government subsidies and other payments or fee reductions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face significant competition and we may fail to compete effectively.”

Marketing

We selectively and systematically employ a variety of marketing tools to enhance the brand recognition of the school programs offered by our affiliated schools. We intend to establish a standard corporate identity across all our schools. We take measures to increase word-of-mouth referrals, which are critical in attracting new students and building our brand. We advertise in media and organize various promotional events, recruitment fairs and workshops to assist students and families to better understand our service and enhance our brand.

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

Promotional events. From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for our prospective students to learn more about our services and programs and meet our teachers and staff. We also organize events specifically for our international program so that prospective students interested in studying abroad can meet with teachers and recruiting personnel from overseas institutions and learn more about our international program. Our promotional events included visits from Kawhi Leonard, NBA player, visit of The Yale Alley Cat, a world-renowned all-men a cappella singing group from Yale University, an environment-protection speech by Nobel Peace Prize winner Mr. Rajendra Shende, a visit and speech by Dr. Robert Easton, Executive Vice Principal of the University of Oxford, a visit and speech by an astronomy professor the University of Oxford, the host of China

National Education Development Summit Forum, and visits of delegations from the Indonesian Islamic University Student Union and French students, as well as holding campus experience days and other activities. In addition, in September 2020, the 25th anniversary celebration of Hailiang Management was held in Zhuji Hailiang Education Park. The experts and scholars from 15 universities, such as Peking University and Zhejiang University, as well as hundreds of Hailiang alumni from all over the world and Hailiang education teachers and students, celebrated this anniversary and participated in the grand ceremony together. Furthermore, we innovated the idea of organizing events. In the 25th anniversary celebration, 3,118 teachers and students successfully challenged the Guinness World Records of “the most people holding the abdominal plank position simultaneously.”

Media advertising. We actively promote the Hailiang Education brand through media advertising. We place advertisements or launch events in national and global media platform, such as People’s Daily, PR Newswire, XinhuaNet, “Learning Power” learning platform and CCTV Chanel 5. Moreover, we explore marketing via WeChat, television media, print media, and other off-line activities to promote our brand.

Employees

We had 4,183, 4,164 and 5,171 employees as of June 30, 2019, 2020 and 2021, respectively. As of June 30, 2021, for continuing operations, we had 2,252 employees. The majority of our employees is full-time and has signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff for our affiliated schools, we also have employees in marketing, information technology and general administration who provide services to both our affiliated schools and our managed schools. As of June 30, 2021, depending on the service agreements with our managed schools, we also provide teacher recruitment counseling services and/or hire teachers on behalf of our managed schools. The following table sets forth the numbers of our employees, categorized by function as of June 30, 2021.

	Employees of Continuing	Total Employees of Continuing and
	operations	Discounted Operations
Teachers and educational staff	948	2,591
Cafeteria and dining hall staff	390	764
Student living staff	188	684
Security and safety staff	71	100
Administrative staff	433	684
Other staff	222	348
Total	2,252	5,171

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

In addition, we have registered 17 domain names with the China Internet Network Information Center, such as www.hailiangedu.com, or en.hailiangedu.com. We have registered the Hailiang Education trademark in the PRC.

Insurance

We maintain various insurance policies designed to safeguard against risks and unexpected events. We maintain insurance to cover students’ and teachers’ medical expenses for injuries they might sustain at our school. We also maintain insurance to cover our liability, should any injuries occur at our schools. In addition, we maintain property insurance for our school facilities and vehicles. We do not maintain business interruption insurance, product liability insurance or key-man life insurance. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other private K-12 education providers of a similar scale in China.

Legal Proceedings

On May 21, 2019, we filed a lawsuit in the People’s Court of Zhuji City of China against Ronghuai Education Group and Zhuji Ronghuai School (collectively, “Ronghuai”), asserting claims of infringement of registered trademarks and unfair competition under the Trademark Law and Anti-Unfair Competition Law of the PRC (collectively, “Case I”). This case was transferred to the Intermediate People’s Court of Shaoxing City of China for acceptance. We alleged in our claims that Ronghuai manipulated settings of certain popular search engines in China, such as www.360.cn, hao.360.com and www.so.com, which caused confusion for our potential clients/students. Ronghuai’s alleged misconduct directed these students to Ronghuai’s website instead of our websites when the students searched key terms such as “Hailiang”, “Hailiang education”, “Hailiang senior middle school”, and “Hailiang primary school”. Therefore, we claimed damages of RMB 3.0 million against Ronghuai. Based on new evidence we collected through discovery, we subsequently amended our claims and increased the amount of damages claimed to RMB 7.51 million. On April 8, 2020, the court entered into a judgement of first instance, ordering Ronghuai to immediately stop manipulating settings of certain search engines, and to publish statements on its official platform to eliminate the negative impact of the case within 10 days from the effective date of the judgement and compensate us for economic loss and reasonable expenses amounting to RMB3.0 million within 30 days from the effective date of the judgement. Ronghuai did not agree with the judgement and subsequently appealed to the Higher People’s Court of Zhejiang Province of China. On December 31, 2020, the Higher People’s Court of Zhejiang Province of China entered into a judgement of second instance (the “Second Instance Judgement”), ordering Ronghuai to publish statements on its official website and official WeChat account to eliminate the negative impact of the case within 10 days from the effective date of the judgement, and stop using “Hailiang” in the promotion of relevant websites. The Second Instance Judgement also ordered Ronghuai to compensate us for economic losses and reasonable expenses amounting to RMB 500,000. Neither we nor Ronghuai agreed with the judgement and we subsequently appealed to the Supreme People’s Court of the PRC (the “Supreme Court”). As of the date of this annual report, this case is in the process of filing and examination by the Supreme court.

On July 8, 2019, Ronghuai filed a lawsuit in the People’s Court of Zhuji City of China against Hailiang Group, our related party, and Zhejiang Zhuji Hailiang Senior Middle School, one of our affiliated schools, asserting claims of infringement of registered trademarks and unfair competition under the Trademark Law and Anti-Unfair Competition Law of the PRC (collectively, “Case II”). This case was transferred to the Intermediate People’s Court of Shaoxing City of China for acceptance. Ronghuai alleged, in a way similar to our original claims as described above, that we employed manipulative measures to direct potential clients/students to our websites instead of theirs and requested monetary damages in the amount of RMB 3.01 million. Based on new evidence Ronghuai claimed to have collected through discovery, Ronghuai later amended their claims to increase the amount of damages to RMB 7.51 million. On May 19, 2020, the court rejected the request filed by Ronghuai. Ronghuai did not agree with the judgement and subsequently appealed to the Higher People’s Court of Zhejiang Province of China. On December 31, 2020, the Higher People’s Court of Zhejiang Province of China entered into a judgement of second instance, ordering us to publish statements on our official website to eliminate the negative impact of the case within 10 days from the effective date of the judgement, and stop using “Ronghuai” in the promotion of relevant websites. This judgement also ordered us to compensate Ronghuai for economic losses and reasonable expenses amounting to RMB 100,000 within 10 days from the effective date of the judgement. We did not agree with the judgement and subsequently appealed to the Supreme Court. As of the date of this annual report, this case is in the process of filing and examination by the Supreme court.

On July 18, 2019, Ronghuai filed a separate lawsuit in the People’s Court of Zhuji City of China against the Company’s seven affiliated entities and three of the Company’s related parties, including Hailiang Group, Hailiang Investment and Zhejiang Hailiang Limited, alleging defamation. Ronghuai alleged that our public announcement regarding our filing of claims against Ronghuai contained defamatory remarks against Ronghuai and affected its reputation, and requested monetary damages in the amount of RMB10 million (collectively, “Case III”). This case was transferred to the Intermediate People’s Court of Ningbo City of China for acceptance. On September 29, 2021, the court rejected the request filed by Ronghuai. Ronghuai did not agree with the judgement and subsequently appealed to the Higher People’s Court of Zhejiang Province of China and subsequently appealed to the Higher People’s Court of Zhejiang Province of China. As of this annual report, this case is still in the process of second instance.

After consultation with our external legal counsel, we assessed the probability of the potential liability of Case II to be more than remote but not probable, and the probability of the potential liability of Case III to be remote. As a result, we did not record any liabilities pertaining to the lawsuits filed by Ronghuai.

Regulations

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the Ministry of Information Industry, SAIC, the Ministry of Civil Affairs (“MCA”) and their respective local offices. This section summarizes the principal PRC regulations related to our business.

Regulations on Private Education

The principal laws and regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2018) (“2016 Private Education Law”), the 2021 Implementation Rules for Private Education Laws, which came into force from September 1, 2021 and replaced the 2004 Implementation Rules for Private Education Laws, and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of the relevant provisions of these laws and regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC, which was amended on August 27, 2009 and December 27, 2015, and further amended on April 29, 2021. The Education Law sets forth provisions relating to the fundamental education system of the PRC, including a system of preschool, primary, secondary (including middle and high schools) and higher education and a system of awarding certificates or diplomas. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other institutions of education. Under the Education Law, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations.

2016 Private Education Law and the 2021 Implementation Rules for Private Education Laws

The Decision of the Standing Committee of the National People’s Congress on Amending the 2016 Private Education Law, or the Amendment, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and became effective on September 1, 2017. On December 29, 2018, the Decision of the Standing Committee of the National People’s Congress on Amending the Seven Laws of the Labor Law of the People’s Republic of China was promulgated by Order No.24 of the President of the PRC and took into effect on the same date. The Amendment made two minor adjustments to Article 26 and Article 64 of the 2016 Private Education Law. The 2021 Implementation Rules for Private Education Laws became effective on September 1, 2021. Under these regulations, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for Operating a Private School, and will be registered as either a private non-enterprise institution with the MCA of the PRC or its local counterparts, or a company with the Administration for Industry & Commerce. Each of our affiliated schools has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the MCA or the Administration for Industry & Commerce. We have been informed by our managed schools that they have obtained necessary school operating permits and have obtained the operating permit from the local bureau of MOE and MCA.

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. However, the operations of a private school are highly regulated under the above regulations. For example, pursuant to the 2016 Private Education Law, sponsors of private schools may choose to establish schools as either non-profit or for-profit schools, but sponsors are not permitted to establish for-profit schools that provide compulsory education services. The types and amounts of fees charged by a non-profit private school will be decided by the provincial government or its counterpart authorities. Both non-profit and for-profit private schools are required to publicly disclose such information.

According to PRC laws and regulations, entities and individuals who establish non-profit private schools registered with MCA are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of shareholder’s ownership with respect to companies in terms of legal, regulatory and tax matters. For example, the name of the sponsor shall be entered into the private schools’ articles of association and Permit for Operating a Private School, similar to that of shareholders where their names shall be entered into the company’s articles of associations and corporate records filed with relevant authority. From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by various means such as adopting the private school’s constitutional documents, electing the school’s decision-making bodies, including the school’s board of directors and principals. The sponsor can also profit from the private schools by disposing of its sponsorship interests in the schools for economic gains. However, the rights of sponsors vis-à-vis private schools also differ from the rights of shareholders vis-à-vis companies. For example, under the PRC laws, a company’s ultimate decision-making body is its shareholders, while for private schools, it is the board of directors, though the members of which are substantially appointed by the sponsor. The sponsorship interest also differs from the ownership interests with regard to the right to the distribution of residual properties upon liquidation of a private school, mainly because non-profit private education is treated as a public welfare undertaking under the current regulations. Non-profit private schools are entitled to the same preferential tax treatment as public schools.

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

The key features of the differences between sponsorship and equity ownership, following the effectiveness of 2016 Private Education Law, include the following:

●	Right to receive a return on investment. Under the PRC Company Law, a company is required to allocate 10% of its after-tax profits to statutory reserve funds. The 2016 Private Education Law requires private schools to register as either for-profit or non-profit schools. The sponsor of a non-profit private school shall not profit from school operation, and the sponsor of a for-profit private school may profit from school operation, provided the cash surplus of the school shall be disposed of in accordance with the PRC Company Law and other relevant laws and administrative regulations. Pursuant to the 2021 Implementation Rules for Private Education Laws, in the case of a non-profit private school, 10% or more of its audited annual increase in non-restricted net assets shall be set aside as the development fund for the development of the school; while for a for-profit private school, 10% or more of its audited annual net profits shall be set aside as the development fund for the development of the school;
●	Right to the distribution of residual properties upon termination and liquidation. With respect to a school, the 2016 Private Education Law provides that the property of a private school shall be liquidated in the following order: (1) tuition fees and extras and other expenses paid by students that should be returned; (2) wages payable to the teachers and staff members and the social insurance premiums that should be paid; and (3) other debts that should be repaid. The remaining property of a non-profit private school after the debts mentioned above are settled will continue to be used for the running of other non-profit schools, while the remaining property of a for-profit private school, after the debts mentioned above are settled, will be disposed of according to relevant provisions of the PRC Company Law. Under the PRC Company Law, the remainder properties, after payment of relevant fees, compensations and required repayments upon termination and liquidation of a company, will be distributed to its owners.

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

A duly approved private school will be granted a private school operating permit, and the non-profit private school will be registered with the MCA or its local bureaus as a private non-enterprise institution. A for-profit private school will be registered with the Administration for Industry & Commerce. As of the date of this annual report, all of our affiliated schools have obtained and maintained the private school operating permits.

Besides the 2016 Private Education Law and the above regulations, the following and other specific implementation rules of the 2016 Private Education Law as applied to the operation requirement of non-profit schools and for-profit schools have not yet been introduced:

●	the local regulations relating to legal person registration of for-profit and non-profit private schools;
●	the specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which our schools are located, including but not limited to the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measures for the collection of non-profit private schools’ fees.

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

According to the 2016 Private Education Law, the key features of the aforesaid new classification system for private schools include the following:

●	sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations;
●	sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools;
●	for-profit private schools are entitled to set their own tuition and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments;
●	private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the 2016 Private Education Law taking effect are still unclear as more specific provisions are not yet to be introduced;
●	where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government;
●	the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and
●	people’s governments at or above the county level may support private schools by subscribing to their services, provision of student loans and scholarships, and leases or transfers of unused state assets. The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which requires the government to facilitate access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provide that each level of the People’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students. Further, the State Council Opinions require each level of the People’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments. In addition, the State Council Opinions require the strengthening of the Chinese Communist Party, or the CCP. Under the State Council

Opinions, local governments are required to consider the school CCO organization and the CCP’s leadership as important factors in the annual inspections of private schools.

On May 14, 2021, the State Council promulgated the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021. Pursuant to the 2021 Implementation Rules for Private Education Laws, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Where any other private school conducts any transaction with any related party, it shall follow the principles of openness, fairness and impartiality, fix the reasonable tuition and fees and regulate the decision-making, and shall not damage the state interests, the interests of the school or the rights and interests of the teachers and students, otherwise, there is a risk of being ordered to make corrections within a time limit, and the illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of other private school within one to five years; if the circumstances are especially serious with adverse social impact, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller and members of the decision-making body or supervisory body of other private school permanently; if a violation of public security administration is constituted, the public security organ shall impose a public security administration punishment according to law; if a crime is constituted, criminal responsibility shall be investigated in accordance with the law.

Supporting regulations of 2016 Private Education Law

On December 30, 2016, the MOE, MCA, SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the 2016 Private Education Law. Generally, if a private school established before promulgation of the 2016 Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. On April 4, 2018, Zhejiang province promulgated implementing rules on Classification Registration of Existing Private Schools, which took into effect on June 1, 2018. These supporting rules provided the procedure regarding the new registration procedures of the Existing Private Schools. However, more specific provisions regarding the above registrations are yet to be promulgated, such as the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools and so on.

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

As such, starting from September 1, 2017, when the 2016 Private Education Law took effect, compulsory education services from first grade to ninth grade are required to register as non-profit schools, where revenues generated by school operations are required to remain within the school and used for school operation, and cannot be disbursed to the sponsor or owner of the school. Additionally, private schools are required to register as either for-profit or non-profit schools, and the sponsor of a private school should independently register the school as non-profit or for-profit. Under existing regulations, schools providing compulsory education services could not be registered as for-profit schools. The supporting regulations of 2016 Private Education Law (in the form of Opinions) promulgated by the State Council and the provincial governments have not provided details regarding the new registration procedures of schools. In addition, the amendment to the Implementation Rules for 2016 Private Education Law has not provided details regarding the registration procedures, and therefore, the specific effects of the rules on our company and operations are uncertain at the date of this annual report. For example, we are uncertain about the tax regulations for for-profit private schools under the 2016 Private Education Law since specific provisions have not been introduced. Additionally, the 2016 Private Education Law does not provide for a definitive timeline for existing schools to re-register/change their for-profit or non-profit status. Moreover, Zhejiang province has promulgated implementing opinions that all schools located in Zhejiang province are required to re-register and/or change their for-profit or non-profit statuses before 2022. For our affiliated schools registered after the promulgation of 2016 Private Education Law, except for Zhuji

Hailiang Foreign Language High, Zhenjiang Jianghe High School of Art, and Ninghai Hailiang Senior Middle School, which are registered as for-profit schools, Lanzhou Hailiang Experimental School, Wuhu Hailiang Experimental School, Hailiang Overseas Chinese School, Jinhua Hailiang Foreign Language School, Feicheng Hailiang Foreign Language School, Xianghu Future School and Ninghai Future School, are registered as non-profit schools. For our affiliated schools that were registered before the promulgation of 2016 Private Education Law, namely Zhejiang Zhuji Hailiang Primary School, Zhejiang Zhuji Hailiang Junior Middle School, Zhejiang Zhuji Hailiang Senior Middle School, Zhejiang Zhuji Hailiang High School of Art, Zhejiang Zhuji Tianma Experimental School, Zhejiang Zhuji Hailiang Experimental High School, Zhejiang Zhuji Hailiang Foreign Language School, such schools were changed to non-profit status in fiscal year 2021.

In the future, we may continue to redefine and evolve our business model in response to further changes in law, which may include, without limitation, an increased emphasis on leveraging our knowledge and expertise in school operations by providing managerial and consulting services to various schools we operate or partner with.

The Opinion on Further Easing the Workload and Burden of After-school Tutoring for Students in Compulsory Education

In July 2021, the General Office of the Chinese Communist Party and the General Office of the State Council of the People’s Republic of China published the Opinion on Further Easing the Workload and Burden of After-school Tutoring for Students in Compulsory Education (the “Opinion”). The Opinion proposes certain measures intended to ease the workload of students in compulsory education and regulate the relevant after-school tutoring services that focus on students in compulsory education in the PRC, including (i) institutions providing after-school education service on academic subjects in China’s compulsory education system, or academic training institutions, need to be registered as non-profit, no approval will be granted to new academic training institutions, and an approval mechanism will be adopted for online academic training institutions; (ii) foreign ownership in academic training institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify the situation; (iii) listed companies are prohibited from raising capital to invest in businesses that teach academic subjects in compulsory education; (iv) academic training institutions are prohibited from providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (v) academic training institutions must follow the fee standards to be established by relevant authorities. The Opinion also provides that institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) shall take into consideration the Opinion when conducting activities.

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

On August 17, 2020, the MOE and other four ministries and commissions promulgated the Opinions on Further Standardization of Education Fee, which stipulate, among other provisions, that:

(1) The measures for the collection of fees by non-profit private schools shall be formulated by the people’s governments of various provinces, autonomous regions and centrally-administered municipalities; the charging criteria of for-profit private schools are subject to market regulation and shall be determined by the schools themselves. The private schools established before November 7, 2016 which have not complete their registration procedures of their for-profit or non-profit statuses must be managed according to the non-profit private schools’ charging policy;

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

The 2021 Implementation Rules for Private Education Laws, stipulates that a private school or the founder thereof shall not, under sponsor fee or any other item, collect or collect in disguised form any fees related to the enrollment from students or their parents. Private schools shall establish a cost accounting system for running schools, and reasonably determine the charging items and standards on the basis of the school operational costs, market demands and other factors, in compliance with the principles of fairness, lawfulness and good faith and in consideration of the economic benefits and social benefits. The people’s governments of provinces, autonomous regions and municipalities directly under the Central Government may set a ceiling for the fees charged by non-profit private schools that the government-run schools participate in the establishment thereof, that use state-owned assets, or that receive government subsidies per student. Non-profit private schools shall use the account filed with the relevant competent authorities for the record when collecting fees or carrying out activities. The relevant competent authorities shall supervise the account. All the income of for-profit private schools shall be incorporated into the bank settlement account opened by the schools, and the distribution of school operating balance shall be made after the annual financial settlement. Moreover, it stipulates that a private school providing compulsory education shall not conduct any transaction with any related party. Where any other private school conducts any transaction with any related party, it shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the state interests, the interests of the school or the rights and interests of the teachers and students. Private school shall establish an information disclosure system for their transactions with interested related parties.

As such, these rules and regulations will impact our operation and business model from the perspective of tuition and other education-related fees. For example, the ceiling on tuition and accommodation expenses we can charge for our basic educational program was set out by the Education Bureau of Zhuji City in August 2019, which are RMB74,000 per student for high schools. Pursuant to the registration documents filed with local authorities for the 2020/2021 school year, we are approved to charge RMB102,000 to RMB220,000 for our international program.

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

On June 30, 2019, the National Development and Reform Commission and the Ministry of Commerce promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2019 version), which took effect on July 30, 2019, and on June 23, 2020, the National Development and Reform Commission and the Ministry of Commerce promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 version), which took effect on July 23 2020. Under the

Negative List, preschool education, general senior high schools and institutions of higher education can be set up through cooperation only and controlled by the Chinese party (with principals or principal administrators having Chinese nationality, and the council, Chinese members in the board of directors or the joint management committee accounting for not less than a half of the total members). Investment in institutions offering compulsory education and religious educational institutions is prohibited.

On June 30, 2019, the National Development and Reform Commission and the Ministry of Commerce promulgated the Catalogue of industries in which foreign investment is encouraged, which took effect on July 30, 2019. On December 27, 2020, the National Development and Reform Commission and the Ministry of Commerce promulgated the Catalogue of industries in which foreign investment is encouraged (2020 version), which took effect on January 27, 2021. Under the Catalogue (2020 version), foreign investment is encouraged in non-academic vocational training institutions and non-academic language training institutions (except for those for pre-school education, compulsory education and senior high school education).

We conduct our private education business in China primarily through contractual arrangements among our operating subsidiary in China and Hailiang Management, Haishan Development, and our affiliated schools owned and operated by Hailiang Management and Haishan Development and the shareholders of Hailiang Management and Haishan Development. We hold the required licenses and permits necessary to conduct our private education business in China through the schools owned and operated by Hailiang Management and Haishan Development. As of the date of this annual report, the sponsors of our current affiliated schools are in compliance with the requirements of the above regulations, and we control and operate our affiliated schools through contractual arrangements that do not violate the above regulations.

Regulation Related to Internet Information Security and Privacy Protection

Pursuant to the PRC Cyber Security Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic sources or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information, including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

The Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security, or the MPS, and the State Administration for Market Regulation, or the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019, to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. On November 28, 2019, the Cyberspace Administration of China, the MIIT, the MPS and the SAMR further jointly issued a notice to classify and identify illegal collection and use of personal information.

On August 22, 2019, the Cyberspace Administration of China issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information apply to the collection, storage, use, transfer and disclosure of the personal information of children under the age of fourteen via the Internet within the territory of the People’s Republic of China. The Provisions on the Cyber Protection of Children’s Personal Information require that network operators shall establish special rules and user agreements for protection of personal information for children under the age of fourteen, inform their guardians in a noticeable and clear manner, and shall obtain the consent of their guardians. When obtaining the consent of the guardians of such children, network operators shall provide the option of rejecting explicitly disclose several matters, including, without limitation, the purpose, method and scope of collection, storage, use, transfer and disclosure of such personal information, and methods for correcting and deleting such personal information. Provisions on the Cyber Protection of Children’s Personal Information also require that when collecting, storing, using, transferring and disclosing such personal information, network operators shall comply with certain regulatory requirements, including, without limitation, that network operators shall designate specific personnel to take charge of the protection of such personal information and shall strictly grant information access authorization for their staff to such personal information under the principle of minimal authorization.

On April 13, 2020, the Cyberspace Administration of China, the MIIT and certain other government authorities jointly promulgated the Measures for Cybersecurity Review, which took effect on June 1, 2020. The Measures for Cybersecurity Review requires that critical information infrastructure operators purchasing network products and services, which affects or may affect national security, shall apply for cybersecurity review to the Cybersecurity Review Office in accordance with the provisions thereunder. On July 10, 2021, the Office of the Central Cyberspace Affairs Commission published on its official website the Draft Amended Measures for Cybersecurity Review to solicit comments from the public, which, when formally promulgated and come into effect, will repeal the current effective Measures for Cybersecurity Review. The Draft Amended Measures for Cybersecurity Review provide that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the Cybersecurity Review Office in accordance with the provisions thereunder. The Draft Amended Measures for Cybersecurity Review were released for public comment only and the final version and effective date of such Draft Amended Measures for Cybersecurity Review may be subject to change with substantial uncertainty.

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by Cyberspace Administration of China, or the CAC, the MIIT and certain other government authorities on March 12, 2021 and became effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an App’s basic functional services, without which the app cannot achieve its basic functional services. For learning and education Apps, the basic functional services are “online tutoring, online classes, etc.” and the necessary personal information is mobile phone numbers of registered users.

Further, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective from May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such noncompliant online transaction operators may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which will take effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the noncompliant personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

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

As of June 30, 2021, we registered 17 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

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

Copyright

The National People’s Congress amended the Copyright Law in 2001, in 2010 and in 2020 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 29, 2005. These measures became effective on May 30, 2005. In addition, to protect the information network transmission right of copyright holders, performers, producers of audio and video recordings in the Internet space, Regulations on Protection of Information Network Transmission Right was promulgated in 2006 and amended in 2013 by State Council.

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

At the end of each fiscal year, each of our schools is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or for the purchase or upgrade of school facilities. Such fund is also a statutory reserve that cannot be distributed as cash dividends. In particular, as of June 30, 2021, our 14 affiliated schools are required to allocate no less than 25% of their annual net income for such purposes. In addition, pursuant to the 2016 Private Education Law, sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the development of the schools.

As of June 30, 2021, Hailiang Consulting had not paid any dividends to our offshore entities from its accumulated profits. No dividends were declared and paid during the 2019, 2020 and 2021 fiscal years.

M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, SAIC, CSRC and SAFE, jointly adopted the M&A Rules which became effective on September 8, 2006 and was amended on June 22, 2009. This M&A Rules purport to require, among other things, offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval was not required in the context of our initial public offering as we are not a special purpose vehicle formed for the purpose of acquiring domestic companies that are controlled by our PRC individual shareholders, as we acquired contractual control rather than equity interests in our domestic affiliated entities. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agency subsequently determines that we needed to obtain the CSRC’s approval for our initial public offering or if CSRC, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

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

According to the FIL and its implementation regulations, which took effect on January 1, 2020, Foreign investors shall not invest in any field with investment prohibited by the negative list for foreign investment access. Foreign investors shall meet the investment conditions stipulated under the negative list for any field with investment restricted by the negative list for foreign investment access. For the fields not included in the negative list for foreign investment access, management shall be conducted under the principle of consistency for domestic and foreign investment. Registration of foreign investment enterprises shall be handled pursuant to the law by the market regulatory authority of the State Council or the market regulatory authorities of local People’s Governments empowered thereby. When performing their duties pursuant to the law, the relevant administrative authorities shall not process licensing, enterprise registration etc. for proposed investments by foreign investors in the fields set out in the Negative List if the investment does not comply with the provisions of the Negative List; where approval for fixed asset investment projects is involved, the relevant approval shall not be processed.

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

The following diagram illustrates our corporate structure as of the date of this annual report on Form 20-F:

Note:

(1)	According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect of private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. However, the differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, such as provisions regarding the right to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. We restructured our corporate entities to better prepare for the potential impact from the 2021 Implementation Rules for Private Education Laws. For more information, refer to “B. Business Overview—Regulations—Regulations on Private Education—2016 Private Education Law and The 2021 Implementation Rules for Private Education Laws.”
(2)	As of the date of this annual report, Hailiang Management or its subsidiaries is the sponsor of 6 affiliated schools and Haishan Development or its subsidiaries is the sponsor of 11 affiliated schools, we currently operate as registered pursuant to applicable PRC laws and regulations. However, following September 1, 2017, when the 2016 Private Education Laws came into effect, and subject to the promulgation of the Implementing Rules of the 2016 Private Education Laws, our affiliated schools will be required to register as private non-profit schools that are permitted to provide compulsory education services. For our affiliated schools, Zhuji Hailiang Foreign Language High, Zhenjiang Jianghe High School of Art, and Ninghai Hailiang Senior Middle Schoo are registered as for-profit schools, and Zhejiang Zhuji Hailiang Senior Middle School and Zhejiang Zhuji Hailiang High School of Art, that are registered before the promulgation of 2016 Private Education Law, are re-registered as non-profit status in fiscal year 2021. All K-9 schools are registered or re-registered as non-profit status by fiscal year 2021.
(3)	The sponsorship of Zhejiang Zhuji Tianma Experimental School and the equity ownership of Wenzhou Hailiang Juxian Education Technology Co., Ltd. are in the process of being transferred to Haishan Development from Hailiang Management as of the date of this annual report.
(4)	Pursuant to the 2021 Implementation Rules, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of merger, acquisition, contractual arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with its related party. Thus, we concluded that according to IFRS 10-Consolidated Financial Statements, we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest, and that such uncertainties and restrictions already had a significant impact on our ability to direct and its economic exposure from involvement with such entities. However, as of the date of this annual report, we still include these entities under our organizational structure for presentation purpose.

The following table sets out the details of our subsidiaries and affiliated entities that are significant to us, as of the date of this annual report:

		Ownership
Subsidiaries	Place of Incorporation	Interest
Hailiang International Education Group Pte. Ltd.	Singapore	100%
My Campus Study Centre PTE Ltd.	Singapore	100%
Hailiang Education (HK) Limited	Hong Kong, PRC	100%
Hailiang Education International Studying Service Limited	Hong Kong, PRC	100%
Pate’s – Hailiang International College Company Limited	United Kingdom	100%
Hangzhou Hailiang International Studying Service Co., Ltd.	China	100%
Hangzhou Hailiang Study Trip Co., Ltd.	China	100%
Hangzhou Hailiang Youcai Education Technology Co., Ltd.	China	100%
Ningbo Hailiang Education Logistics Management Co., Ltd.	China	100%
Ningbo Hailiang Sports Development Co., Ltd.	China	100%
Ningbo Haoliang Information Consulting Co., Ltd.	China	100%
Ninghai Hailiang Education Logistics Management Co., Ltd	China	100%
Xiantao Hailiang Education Logistics Management Co., Ltd.	China	90%
Zhejiang Hailiang Education Consulting and Services Co., Ltd.	China	100%
Zhuji Hailiang After-school Service Co., Ltd.	China	100%
Zhuji Hailiang Logistics Service Co., Ltd.	China	100%
Zhuji Hailiang Supply Chain Management Co., Ltd.	China	100%
Zhuji Nianxin Lake Hotel Co., Ltd.	China	100%

Consolidated Affiliated Entities (Continuing operations)	Place of Incorporation
Hailiang Education Management Group Co., Ltd.	China
Ninghai Hailiang Education Development Co., Ltd	China
Ninghai Hailiang Senior Middle School	China
Shanghai Yunhan Education Technology Co., Ltd.	China
Shaoxing Sihai International Travel Co., Ltd.	China
Xinchang Nanrui Hailiang Education Technology Co., Ltd.	China
Zhejiang Hailiang Mingxin Education Technology Co., Ltd	China
Zhejiang Haishan Education Development Co., Ltd.	China
Zhejiang Mingxin International Travel Co., Ltd.	China
Zhejiang Zhuji Hailiang Experimental High School	China
Zhejiang Zhuji Hailiang High School of Art	China
Zhejiang Zhuji Hailiang Senior Middle School	China
Zhenjiang Jianghe High School of Art Co., Ltd.	China
Zhuji Hailiang Foreign Language High School Co., Ltd.	China

Consolidated Affiliated Entities (Discontinued operations*)
Feicheng Hailiang Education Investment Co., Ltd.	China
Feicheng Hailiang Foreign Language School	China
Hailiang Overseas Chinese School	China
Hangzhou Hailiang Education Management Co., Ltd.	China
Jinhua Hailiang Education Technology Co., Ltd	China
Jinhua Hailiang Foreign Language School	China
Lanzhou Hailiang Education Consulting Co., Ltd.	China
Lanzhou Hailiang Experimental School	China
Ninghai Future School	China
Ninghai Hailiang Education Management Co. Ltd.	China
Wenzhou Hailiang Juxian Education Technology Co., Ltd	China
Wuhu Hailiang Education Management Co., Ltd	China
Wuhu Hailiang Experimental School	China
Xianghu Future School	China
Zhejiang Haishan Education Development Co., Ltd.	China
Zhejiang Zhuji Hailiang Foreign Language School	China
Zhejiang Zhuji Hailiang Junior Middle School	China
Zhejiang Zhuji Hailiang Primary School	China
Zhejiang Zhuji Tianma Experimental School	China

* Pursuant to the 2021 Implementation Rules, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of merger, acquisition, contractual arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with a related party. Thus, we concluded that according to IFRS 10-Consolidated Financial Statements, we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest, and that such uncertainties and restrictions already had a significant impact on our ability to direct and its economic exposure from involvement with such entities. However, as of the date of this annual report, we still include these entities under our organizational structure for presentation purpose. We are continuously assessing the impact of relevant regulations on our business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including restructuring corporate structure or unwinding contractual arrangements, etc. For further details, refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

The following table sets out the details of our affiliated and managed schools as of the date of this annual report on Form 20-F:

		Number of
		Students		Fiscal Year of
		As of		Commencement
		June 30,		of
Schools	Location	2021	Capacity	Operating or Managing	Sponsorship
Affiliated Schools (Continuing Operations)
Zhejiang Zhuji Hailiang Experimental High School	Zhuji, Zhejiang Province	4,366	4,450	2002	Affiliated Schools
Zhejiang Zhuji Hailiang Senior Middle School	Zhuji, Zhejiang Province	1,571	1,642*	2017	Affiliated Schools
Zhejiang Zhuji Hailiang High School of Art	Zhuji, Zhejiang Province	1,652	1,700	2018	Affiliated Schools
Zhuji Hailiang Foreign Language High	Zhuji, Zhejiang Province	2,049	2,139*	2019	Affiliated Schools
Zhenjiang Jianghe High School of Art	Zhuji, Zhejiang Province	764	920	2019	Affiliated Schools
Ninghai Hailiang Senior Middle School	Ningbo, Zhejiang Province	—	1,850	2022	Affiliated Schools
Sub-total		10,402	12,701

Affiliated Schools (Discontinued Operations)
Zhejiang Zhuji Hailiang Foreign Language School	Zhuji, Zhejiang Province	3,318	3,374*	1996	Affiliated Schools
Zhejiang Zhuji Hailiang Primary School	Zhuji, Zhejiang Province	2,845	2,856*	2017	Affiliated Schools
Zhejiang Zhuji Hailiang Junior Middle School	Zhuji, Zhejiang Province	3,314	3,350*	2017	Affiliated Schools
Zhejiang Zhuji Tianma Experimental School	Zhuji, Zhejiang Province	4,583	3,599	2010	Affiliated Schools
Lanzhou Hailiang Experimental School	Lanzhou, Gansu Province	719	2,200	2021	Affiliated Schools
Hailiang Overseas Chinese School	Wenzhou, Zhejiang Province	924	1,705	2021	Affiliated Schools
Wuhu Hailiang Experimental School	Wuhu, Anhui Province	421	1,680	2021	Affiliated Schools
Jinhua Hailiang Foreign Language School	Jinhua, Zhejiang Province	727	900	2021**	Affiliated Schools
Feicheng Hailiang Foreign Language School	Feicheng, Shandong Province	719	800	2021**	Affiliated Schools
Xianghu Future School	Hangzhou, Zhejiang Province	—	1,152	2022	Affiliated Schools
Ninghai Future School	Ningbo, Zhejiang Province	—	2,670	2022	Affiliated Schools
Sub-total		17,570	24,286

Managed Schools
15 Baishu Schools	Jiangxi Province	21,567	29,341	2018	Managed Schools
Hangzhou Chunhui Primary School	Hangzhou, Zhejiang Province	794	1,600	2019	Managed Schools
Xiaoshan District Wenyan Primary School	Hangzhou, Zhejiang Province	2,594	3,000	2019	Managed Schools
Xiaoshan District Wenyan No. 2 Primary School	Hangzhou, Zhejiang Province	338	400	2019	Managed Schools
Xiaoshan District Wenyan Middle School	Hangzhou, Zhejiang Province	892	1,920	2019	Managed Schools
Hailiang Kindergarten	Zhuji, Zhejiang Province	322	400	2019	Managed Schools
Zhuji Hailiang Jinshan Kindergarten	Zhuji, Zhejiang Province	245	249	2019	Managed Schools
Tianma Kindergarten	Zhuji, Zhejiang Province	341	350	2019	Managed Schools
Sihong Second Experimental School	Suqian, Jiangsu Province	4,401	5,500	2020	Managed Schools
Xiamen Road School	Suqian, Jiangsu Province	1,172	4,600	2021	Managed Schools
Fumin Avenue School	Suqian, Jiangsu Province	613	3,200	2021	Managed Schools
Jingdong Yi Autonomous County No.1 Middle School	Jingdong, Yunnan Province	—	3,500	2022	Managed Schools
Longkou No.1 Middle School (Chongshi Department)	Longkou, Shandong Province	—	400	2022	Managed Schools
Sub-total		33,279	54,460
Total		61,251	91,447
(*)	The capacity of each school in Hailiang Education Park may be adjusted according to the students enrollment every school year.

(**)	We obtained the sponsorship of Jinhua Hailiang Foreign Language School and Feicheng Hailiang Foreign Language School in fiscal year 2021.

Contractual Arrangements with our affiliated entities and their shareholders

Hailiang Inc. is a holding company with no substantive operations. We had previously, through our PRC subsidiary, Hailiang Consulting, entered into a series of contractual arrangements with Hailiang Management on December 31, 2013, and with Haishan Development on August 10, 2021.

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

On May 14, 2021, the State Council promulgated the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021 and further stipulate the operation and management of private schools and the capital operation of private education. Such 2021 Implementation Rules for Private Education Laws may have negative impacts on our business operations and our operations results. Pursuant to the 2021 Implementation Rules for Private Education Laws, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party.

On August 10, 2021, Hailiang Management was divided and separated into Hailiang Management and Haishan Development for the purpose of the adjustment of our business structure and the better preparation for the potential impact from the 2021 Implementation Rules for Private Education Laws.

On August 10, 2021, we, through our PRC subsidiary, Hailiang Consulting, entered into a series of contractual arrangements (the “August 2021 VIE Agreements”), with Haishan Development, as designated to be the sponsor or parent of discontinued operation entities.

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

The following is a summary of the material provisions of the August 2021 VIE Agreements with our affiliated entities and the shareholders of Haishan Development:

Call Option Agreement

Pursuant to the Option Agreement, Mr. Feng and Beize Group unconditionally and irrevocably granted Hailiang Consulting or its designee, an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the other agreements under the contractual arrangements or liquidation or dissolution of Haishan Development, all or part of the equity interest in Haishan Development at the lowest consideration permitted by PRC laws and regulations, unless a valuation of the equity is required by the PRC laws. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without Hailiang Consulting’s written consent, Haishan Development and Mr. Feng and Beize Group may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Haishan Development’s assets, businesses or equity interests or merge with or acquire other businesses. Without obtaining Hailiang Consulting’s written consent, Haishan Development may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. This agreement may not be terminated by Haishan Development or Mr. Feng or Beize Group, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, this agreement shall remain in full force and effect until the expiration of Haishan Development’s term of Haishan Development’s term of operations.

Power of Attorney

Mr. Feng and Beize Group each executed an irrevocable Power of Attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as their attorney-in-fact to (i) exercise on their respective behaves all their respective rights as shareholders of Haishan Development, including those rights under PRC laws and regulations and the articles of association of Haishan Development, such as rights appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Haishan Development in its business operations, and (iii) unconditionally assign Mr. Feng and Beize Group’s shareholding rights to Hailiang Consulting, including dividends or other benefits that Mr. Feng and Beize Group receive from Hailshan Development as shareholders.

Consulting Services Agreement

Pursuant to the Consulting Services Agreement between Hailiang Consulting, Haishan Development and Mr. Feng and Beize Group, as the shareholders of Haishan Development, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide comprehensive technical and business support services to Haishan Development’s affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the affiliated entities may need from time to time. Without the prior consent of Hailiang Consulting, none of Haishan Development’s affiliated entities may accept such services provided by any third party. Hailiang Consulting owns the exclusive intellectual property rights created as a result of the performance of this agreement. Haishan Development’s affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the percentage ratio for calculating the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. The Consulting Services Agreement enables Hailiang Consulting (or its controlled affiliate) to charge an annual service fee, the maximum of which equals the net income of Haishan Development’s affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the Consulting Services Agreement, Haishan Development and Mr. Feng and Beize Group agree that they will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Haishan Development’s affiliated entities, disposing of their equity interests in Haishan Development’s affiliated entities, or paying dividends to Mr. Feng or Beize Group, without the written consent of Hailiang Consulting. This agreement may not be terminated by Haishan Development or Mr. Feng or Beize Group, nor can it be terminated by Hailiang Consulting without cause.

Due to the promulgation of 2021 Implementation Rules for Private Education Laws, the clause or provision of the Consulting Services Agreement, one of the August 2021 VIE Agreements, in relation to related party transactions between a private school providing compulsory education and Hailiang Consulting and its affiliated entities, are not legally enforceable since September 1, 2021. For further details, refer to “Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement between Hailiang Consulting, Mr. Feng and Beize Group, and Haishan Development, Mr. Feng and Beize Group unconditionally and irrevocably pledged all of their equity interests in Haishan Development to Hailiang Consulting, to guarantee performance of the obligations of Haishan Development’s affiliated entities under the Call Option Agreement, Power of Attorney and Consulting Services Agreement, each as described above. Mr. Feng and Beize Group agreed that without prior written consent of Hailiang Consulting, they shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Haishan Development or create or allow any encumbrance on the pledged equity interests. This agreement may not be terminated by Haishan Development or Mr. Feng or Beize Group, nor can it be terminated by Hailiang Consulting without cause. The Equity Pledge Agreement remains in full force and effect until all of the obligations of Haishan Development’s affiliated entities under the Consulting Services Agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Haishan Development has been duly registered with the local branch of State Administration for Industry and Commerce of PRC (“SAIC”) and is effective upon such registration.

As of June 30, 2021, the Contractual Agreements provide Hailiang Inc., through Hailiang HK and Hailiang Consulting, the following: (i) the power to control the Affiliated Entities; (ii) the exposure or rights to variable returns from its involvement with the Affiliated Entities; and (iii) the ability to affect those returns through its power over the Affiliated Entities.

Pursuant to the 2021 Implementation Rules for Private Education Laws, a private school providing compulsory education is prohibited from conducting transactions with its related parties, and this significantly affects the enforceability of the Consulting Services Agreements with affiliated entities providing compulsory education. Therefore, we re-assessed our control over the affiliated entities providing compulsory education and concluded that according to IFRS 10-Consolidated Financial Statements, we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest, and that such uncertainties and restrictions already had a significant impact on our ability to direct and its economic exposure from involvement with such entities.

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position for our VIEs and other entities as of the dates presented.

	As of June 30,
	2020						2021
		Subsidiaries	Consolidated	Elimination		Consolidated		Subsidiaries	Consolidated	Elimination		Consolidated
	Parent	of Parent	VIE	adjustments		totals	Parent	of Parent	VIE	adjustments		totals

	RMB						RMB
Consolidating Schedule of Financial Position
Assets
Property and equipment, net	—	44,434	615,417	—		659,851	—	43,249	422,485	—		465,734
Intangible assets and goodwill, net	—	1,495	96,311	—		97,806	—	659	17,641	—		18,300
Right-of-use assets	—	252,334	265,275	—		517,609	—	256,492	246,321	—		502,813
Contract costs	—	—	11,161	—		11,161	—	—	12,438	—		12,438
Prepayments to third party suppliers	—	16	126	—		142	—	—	—	—		—
Term deposits held at a related party finance entity	—	—	—	—		—	—	993,182	427,757	—		1,420,939
Deferred tax assets	—	64	504	—		568	—	64	795	—		859
Other receivables due from intercompany (1)	27,237	—	—	(27,237)	(1)	—	5,077	—	—	(5,077)	(1)	—
Investment in subsidiaries (2)	—	—	—	—		—	10,091	—	—	(10,091)	(2)	—
Non-current assets	27,237	298,343	988,794	(27,237)		1,287,137	15,168	1,293,646	1,127,437	(15,168)		2,421,083

Other receivables due from related parties	69,591	1,580	6,271	—		77,442	42,830	7,637	3,401	—		53,868
Other current assets	225	8,108	28,183	—		36,516	1,233	6,442	30,110	—		37,785
Term deposits held at a related party finance entity	—	88,500	833,101	—		921,601	—	24,141	453,162	—		477,303
Restricted bank deposits	—	—	324	—		324	—	—	1,324	—		1,324
Cash and cash equivalents	891	218,870	296,685	—		516,446	23,244	74,216	181,960	—		279,420
Other receivables due from intercompany (1)	—	—	7,660	(7,660)	(1)	—	—	—	283,561	(283,561)	(1)	—
Current assets	70,707	317,058	1,172,224	(7,660)		1,552,329	67,307	112,436	953,518	(283,561)		849,700

Total assets	97,944	615,401	2,161,018	(34,897)		2,839,466	82,475	1,406,082	2,080,955	(298,729)		3,270,783

Equity
Share capital	268	8	140,120	(140,128)		268	268	10,099	140,120	(150,219)		268
Share premium	134,583	—	—	—		134,583	134,583	—	—	—		134,583
Contributed capital	—	—	112,906	140,128		253,034	—	—	57,856	140,128		197,984
Reserves	16,161	34,014	345,878	—		396,053	8,343	58,331	376,279	—		442,953
Retained earnings	(55,739)	374,255	924,390	—		1,242,906	(60,796)	784,791	700,855	—		1,424,850
Total Hailiang Education Group Inc. shareholders' equity (2)	95,273	408,277	1,523,294	—		2,026,844	82,398	853,221	1,275,110	(10,091)	(2)	2,200,638
Non-controlling interests	—	—	10,797	—		10,797	—	404	15,818	—		16,222

Total equity	95,273	408,277	1,534,091	—		2,037,641	82,398	853,625	1,290,928	(10,091)		2,216,860

Liabilities
Contract liabilities	—	—	3,159	—		3,159	—	—	132	—		132
Deferred tax liabilities	—	—	4,607	—		4,607	—	—	4,736	—		4,736
Lease liabilities	—	3,385	15,364	—		18,749	—	2,456	28,065	—		30,521
Non-current liabilities	—	3,385	23,130	—		26,515	—	2,456	32,933	—		35,389

Trade and other payables due to third parties	2,669	58,676	210,667	—		272,012	75	93,685	282,987	—		376,747
Other payables due to related parties	2	71,171	85,536	—		156,709	2	51,336	83,644	—		134,982
Contract liabilities	—	9,172	286,807	—		295,979	—	64,765	380,100	—		444,865
Income tax payable	—	29,823	19,034	—		48,857	—	50,728	5,979	—		56,707
Lease liabilities	—	—	1,753	—		1,753	—	849	4,384	—		5,233
Other payables due to intercompany (1)	—	34,897	—	(34,897)	(1)	—	—	288,638	—	(288,638)	(1)	—
Current liabilities	2,671	203,739	603,797	(34,897)		775,310	77	550,001	757,094	(288,638)		1,018,534

Total liabilities	2,671	207,124	626,927	(34,897)		801,825	77	552,457	790,027	(288,638)		1,053,923

Total equity and liabilities	97,944	615,401	2,161,018	(34,897)		2,839,466	82,475	1,406,082	2,080,955	(298,729)		3,270,783

The following table presents the condensed consolidating schedules of profit or loss and other comprehensive income and cash flows for our VIEs and other entities for the periods presented.

	For the Year Ended June 30,
	2019						2020						2021
		Subsidiaries	Consolidated	Elimination		Consolidated		Subsidiaries	Consolidated	Elimination		Consolidated		Subsidiaries	Consolidated	Elimination		Consolidated
	Parent	of Parent	VIE	adjustments		totals	Parent	of Parent	VIE	adjustments		totals	Parent	of Parent	VIE	adjustments		totals

	RMB						RMB						RMB
Condensed Consolidating Schedule of Profit or Loss and Other Comprehensive Income
Continuing operations
Revenue	—	478,284	613,975	(69,464)	(3)	1,022,795	—	509,570	598,275	(80,472)	(3)	1,027,373	—	962,141	510,200	(96,551)	(3)	1,375,790
Cost of revenue	—	(231,401)	(441,705)	59,326	(3)	(613,780)	—	(229,516)	(418,213)	67,469	(3)	(580,260)	—	(367,163)	(441,717)	80,294	(3)	(728,586)
Gross profit	—	246,883	172,270	(10,138)		409,015	—	280,054	180,062	(13,003)		447,113	—	594,978	68,483	(16,257)		647,204
Other income, net	—	20,028	899	—		20,927	—	31,024	36,046	—		67,070	—	28,096	18,534	—		46,630
Selling expenses	—	(5,947)	(6,484)	635	(3)	(11,796)	—	(5,794)	(8,150)	—		(13,944)	—	(16,366)	(13,737)	366	(3)	(29,737)
Administrative expenses	(8,176)	(33,568)	(4,254)	9,503	(3)	(36,495)	(10,060)	(32,563)	(15,498)	13,003	(3)	(45,118)	(5,057)	(54,957)	(7,198)	15,891	(3)	(51,321)
Operating profit	(8,176)	227,396	162,431	—		381,651	(10,060)	272,721	192,460	—		455,121	(5,057)	551,751	66,082	—		612,776
Finance income	—	3,116	13,480	—		16,596	—	2,758	13,279	—		16,037	—	27,233	8,607	—		35,840
Finance costs	—	—	—	—		—	—	(1,513)	(1,922)	—		(3,435)	—	(74)	(1,077)	—		(1,151)
Net finance income	—	3,116	13,480	—		16,596	—	1,245	11,357	—		12,602	—	27,159	7,530	—		34,689
Profit before tax	(8,176)	230,512	175,911	—		398,247	(10,060)	273,966	203,817	—		467,723	(5,057)	578,910	73,612	—		647,465
Income tax expenses	—	(59,269)	(49,444)	—		(108,713)	—	(69,276)	(52,648)	—		(121,924)	—	(145,223)	(20,132)	—		(165,355)
Profit from continuing operations	(8,176)	171,243	126,467	—		289,534	(10,060)	204,690	151,169	—		345,799	(5,057)	433,687	53,480	—		482,110
Profit/(loss) from discontinued operations, net of tax	—	—	23,058	—		23,058	—	—	24,205	—		24,205	—	—	(243,337)	—		(243,337)
Net Profit	(8,176)	171,243	149,525	—		312,592	(10,060)	204,690	175,374	—		370,004	(5,057)	433,687	(189,857)	—		238,773

	For the Year Ended June 30,
	2019					2020					2021
		Subsidiaries	Consolidated	Elimination	Consolidated		Subsidiaries	Consolidated	Elimination	Consolidated		Subsidiaries	Consolidated	Elimination		Consolidated
	Parent	of Parent	VIE	adjustments	totals	Parent	of Parent	VIE	adjustments	totals	Parent	of Parent	VIE	adjustments		totals

	RMB					RMB					RMB
Condensed Consolidating Schedule of Cash Flows
Net cash generated from/(used in) operating activities	(12,154)	65,542	658,774	—	712,162	(11,424)	275,088	180,706	—	444,370	(8,499)	569,634	332,257	—		893,392
Net cash generated from/(used in) investing activities	12,412	(95,102)	(1,171,193)	—	(1,253,883)	11,850	(94,807)	(66,560)	—	(149,517)	11,558	(933,632)	(369,223)	262,091	(4)	(1,029,206)
Net cash generated from/(used in) financing activities	—	—	(1,343)	—	(1,343)	—	(34,884)	(15,498)	—	(50,382)	22,000	217,926	(78,308)	(262,091)	(4)	(100,473)
Net increase/(decrease) in cash and cash equivalents	258	(29,560)	(513,762)	—	(543,064)	426	145,397	98,648	—	244,471	25,059	(146,072)	(115,274)	—		(236,287)
Cash and cash equivalents at beginning of the year	526	102,983	711,797	—	815,306	390	73,113	198,035	—	271,538	891	218,870	296,685	—		516,446
Effect of movements in exchange rates on cash and cash equivalents	(394)	(310)	—	—	(704)	75	360	2	—	437	(2,706)	1,418	549	—		(739)
Cash and cash equivalents at the end of the year	390	73,113	198,035	—	271,538	891	218,870	296,685	—	516,446	23,244	74,216	181,960	—		279,420
(1)	It represents the elimination of intercompany balances among the Parent, its subsidiaries and the consolidated VIE.

(2)It represents the elimination of the investment in its subsidiaries by the Parent.

(3)It represents the elimination of intercompany transactions including selling products and providing management and logistic services to the consolidated VIE by the subsidiaries of Parent.

(4)It represents the elimination of cash paid by the Parent to its subsidiaries as investment or capital increase, the loans provided to the Parent by its subsidiaries and the loans provided by the consolidated VIE to the subsidiaries of the Parent

Cash Flows through Our Organization

We are a holding company with no business operations of our own. We conduct our operations primarily through our PRC subsidiaries and VIEs in China. As a result, our ability to pay dividends and to service any debt we may incur and pay our operating expenses principally depends on dividends paid by our PRC subsidiaries.

Under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation.

If we intend to distribute dividends through the Parent, we will transfer the dividends to Hailiang Education (HK) Limited (“Hailiang HK”) in accordance with the laws and regulations of the PRC, and then Hailiang HK will transfer the dividends to the Parent, and the dividends will be distributed from the Parent to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. For the fiscal years of 2019, 2020 and 2021, no dividends were declared and paid by our PRC subsidiaries.

For the years ended June 30, 2019, 2020 and 2021, the subsidiaries of the Parent provided loans of nil, nil and RMB22.0 million (approximately US$3.4 million) to the Parent, respectively. The related cash flows were classified as investing activities of the subsidiaries of the Parent and financing activities of the Parent.

For the years ended June 30, 2019, 2020 and 2021, the Parent invested in its subsidiaries of nil, nil and RMB10.1 million (approximately US$1.6 million), respectively. The related cash flows were classified as investing activities of the Parent and financing activities of the subsidiaries of the Parent.

For the years ended June 30, 2019, 2020 and 2021, the subsidiaries of the Parent borrowed loans of nil, nil and RMB230.0 million (approximately US$35.6 million) from the consolidated VIE with free interest rate, respectively. The related cash flows were classified as investing activities of the consolidated VIE and financing activities of the Parent’s subsidiaries. For the years ended June 30, 2019, 2020 and 2021, no assets other than the above cash transactions were transferred between the subsidiaries of the Parent and the consolidated VIE.

D.	Property, Plants and Equipment

Lease Agreements

Our principal executive offices are located at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang Province, 310051, People’s Republic of China. For continuing operations, we lease real properties used by our affiliated schools and companies with a total floor area of approximately 615,390 square meters (approximately 6,623,131 square feet) as of June 30, 2021, among which, approximately 590,583 square meters (approximately 6,356,983 square feet) are rented from Hailiang Investment, which is controlled by Mr. Feng, our ultimate controlling shareholder, approximately 24,807 square meters (approximately 267,020 square feet) are rented from local government.

The terms of each of our current leases for campuses in Zhuji city rented from Hailiang Investment is for nineteen years from July 1, 2018. These leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease, provided, that we notify the lessor six months in advance. Under each of these lease agreements, we can terminate the lease at any time without cause, provided, that we notify the lessor in writing three months in advance. The lessor may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days, or use of the properties for illegal activities. To terminate these leases for other causes, the lessor is required to give us written notice one year in advance and obtain our consent to such termination.

On April 28, 2019, the Company entered into eight new lease agreements with Hailiang Investment regarding Hailiang Education Park, in order to allocate lease fees to the respective schools and subsidiaries according to their used gross floor area. The term of each of these leases is for nineteen years from July 1, 2018 and the rental fees in the first year was RMB22.3 million in the aggregate and is subject to a 5% annual increase from fiscal year 2020 to 2022. The rental fees commencing from the fiscal year 2023 will be subject to further negotiation between the Company and Hailiang Investment. The leases cover the properties and facilities of Hailiang Education Park with a total combined gross floor area and site area of approximately 489,225 square meters (approximately 5,265,974 square feet) and 833,000 square meters (approximately 8,966,337 square feet), respectively. For continuing operations, the leases cover the properties and facilities of Hailiang Education Park with a total combined gross floor area of approximately 367,856 square meters (approximately 3,959,569 square feet).

We have not entered into any leases with respect to our managed schools since we do not own or sponsor any of our managed schools.

Leasehold improvement

On November 13, 2014, Zhejiang Zhuji Hailiang Experimental High School entered into three leasehold improvement contracts with Heng Zhong Da Construction Co.,Ltd. (“Heng Zhong Da”), a company over which Mr. Feng has significant influence, for outfitting services and related improvements for student dormitories, educational buildings, dining halls, administrative building, sports stadiums, welcoming center and the school hospital of Hailiang Education Park. Under the contracts, Zhejiang Zhuji Hailiang Experimental High School will pay a total contract consideration of approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the contracts, respectively) to Heng Zhong Da. The outfitting and improvements began on November 13, 2014 and were completed as of June 30, 2016. After a final inspection by Zhejiang Zhuji Hailiang Experimental High School, the parties of the contracts fixed the final contract payment based on the actual costs incurred which were approximately RMB291.7 million (or RMB223.7 million, RMB12.2 million and RMB55.8 million under each of the contracts, respectively).

Additionally, we also entered into a series of leasehold improvement contracts with Heng Zhong Da for the leasehold improvement of classroom buildings, dining halls and student dormitories of our affiliated schools., and the amount of the contracts was RMB136.8 million and RMB 14.1 million (approximately US$2.2 million) during the years ended June 30, 2020 and 2021, respectively. As of June 30, 2021, and as of the date of this annual report on Form 20-F, work related to a certain number of the leasehold improvement contracts have completed and payments remitted, while other contracts are open and payments are expected to be remitted upon work completion.

We purchased leasehold improvement service of RMB38.5 million, RMB118.7 million and RMB68.1 million (approximately US$10.5 million) from Heng Zhong Da during the years ended June 30, 2019, 2020 and 2021, respectively.

We have paid RMB37.9 million, RMB85.3 million, and RMB70.4 million, (approximately US$10.9 million) to Heng Zhong Da during the years ended June 30, 2019, 2020 and 2021 respectively.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results is on a continuing operations basis unless otherwise stated, which is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This annual report on Form 20-F contains forward-looking statements. See “—G. Safe Harbor” in this Item. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Since the announcement of the 2021 Implementation Rules for Private Education Laws, management began to continuously assess the impact of the 2021 Implementation Rules for Private Education Laws and whether we continue to control the affiliated entities providing compulsory education services. According to IFRS 10 - Consolidated Financial Statements, we concluded that we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest, and that such uncertainties and restrictions already had a significant impact on our ability to direct and its economic exposure from involvement with such entities. Further, we have considered the ancillary nature of the activities and the insignificance of the costs related to the K9 compulsory education business while the related schools were closed between June 30, 2021 and date of loss of control of September 1, 2021. We have determined that, in substance, we have ceased all revenue-generating activities related to that business and have discontinued that business by June 30, 2021. As the compulsory education business represents an operating segment, we have classified the historical financial results of compulsory education business as discontinued operations in the Company’s Consolidated Statements of Profit or Loss and Other Comprehensive Income for all periods presented.

Operating Results

Review of operating segments

We are an education and management service provider located in China. We determined our operating segments based on financial information utilized by our chief operating decision maker to allocate resources and assess performance.

We identified four operating segments for the years ended June 30, 2019 and 2020, including K-12 educational and management services, well-rounded education services and academic subject tutoring services, study trip and overseas study consulting services and hotel management services.

For the year ended June 30, 2021, we optimized our management structure due to the impact of Implementation Rules announced on May 14, 2021, and restructured into three operating segments, including K-12 student management services and high school curriculum education services and operation and management services, K-9 compulsory curriculum education services and ancillary educational services for efficient resource allocation and high-quality management for affiliated and managed schools and students.

The following discussion summarizes the three operating segments:

K-12 student management services and high school curriculum education services and operation and management services

For the year ended June 30, 2021, we provided K-12 student management services and high school curriculum education services for 27,972 students. We also managed and operated 27 managed schools that were not owned or sponsored by us, and provided various services including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services to our managed schools, with an aggregate 43,897 students enrolled as of June 30, 2021.

K-9 compulsory curriculum education services

As disclosed in “Item 3. Key information”, we lost control of the affiliated entities providing K-9 compulsory education on September 1, 2021 according to IFRS 10 - Consolidated Financial Statements. We have classified the historical financial results of K-9 compulsory education as discontinued operations.

Ancillary educational services

Ancillary educational services primarily include well-rounded education services, academic subject tutoring services, study trip and overseas study consulting services.

For the 2020/2021 school year, we have attracted 131,832 student attendances of well-rounded education services and academic subject tutoring services.

As of the date of this annual report, due to the promulgation of “The Opinion on Further Easing the Workload and Burden of After-school Tutoring for Students in Compulsory Education” in July 2021, we have adjusted the scope of this operating segment. For further details, refer to “Item 4. Information on the Company—B. Business Overview—Ancillary Educational Services–Well-rounded Education Services and Academic Subject Tutoring Services”.

Through cooperation with other education service providers and self-developed study trip and camp courses, we offer students in our affiliated and managed schools a variety of study trip and camp education programs operated domestically and globally. For the 2020/2021 school year, we have attracted 46,991 student attendances in these programs.

We also provide high school students with consulting and planning services for applying to enter the universities, and provide one-to-one personalized overseas study consulting services, so as to fully help high school graduates to apply for admission to global universities. For 2020/2021 school year, we provided overseas consulting services to 1,412 students.

We provide lodging, meals and other guest services at the Zhuji Nianxin Lake Hotel, located in Hailiang Education Park.

Review of operations

Revenue from K-12 student management services and high school curriculum education services increased by 29.0% to RMB 1,111.6 million (approximately US$172.2 million) in the 2021 fiscal year, due to an increase in the number of students and an increase in the annualized average tuition and fees. Revenue from ancillary educational services increased by 67.8% to RMB204.2 million (approximately US$31.6million) in the fiscal year 2021, due to the growth in the number of students enrolled in the well-rounded education services and students of international education program who received overseas study consulting services. Revenue from operation and management services increased by 37.0%, to RMB60.0 million (approximately US$9.3 million) in the fiscal year 2021 mainly due to two new managed schools in Suqian City and the expansion of our service scope to some of our managed schools.

Our total revenue increased by 0.4% to RMB 1,027.4 million, gross profits increased by 9.3% to RMB447.1 million and net profit attributable to our shareholders increased by 31.0% to RMB350.0 million in the 2020 fiscal year. Our total revenue increased by 33.9% to RMB 1,375.8 million (approximately US$213.1 million) and gross profits increased by 44.8% to RMB647.2 million (approximately US$100.2 million), net profit attributable to our shareholders increased by 38.0% to RMB483.0 million (approximately US$74.8 million) in the 2021 fiscal year.

Factors Affecting Our Results of Operations

We believe that our results of operations are affected by general factors affecting China’s private K-12 education industry and company-specific factors, including the following:

●	Demand for private K-12 education in China. We have benefited from an increasing demand for private K-12 education in China in the last decade. This increase was driven by the overall economic growth, the rise in household disposable income and household spending on education, as well as an improvement in the education system and policies relating to K-12 education in China. According to Ministry of Education of the PRC, the total number of student enrollments of private K-12 education in China has increased steadily, from 40.1 million in 2016 to 44.6 million in 2020, and the proportion of student in private K-12 schools against the total number of students in K-12 schools also increased from 17.70 % to 18.13% during the same period.
●	Demand for international education in the PRC market. The demand for international and bilingual private K-12 education in China is growing. According to a report prepared at our request by Sansheng Consulting, an independent market research firm, or the Sansheng Report, the total number of students enrolled in international and bilingual private schools in China has increased from 216.1 thousand in 2016 to 480.4 thousand in 2020, realizing a fast increase with a CAGR of 22.1%. This growth can mainly be attributed to the rising recognition of the quality of higher education overseas by Chinese students, and the rising income and wealth of Chinese households. As a result of the demand and increasing student enrollments, the total revenue of international and bilingual private schools in China increased from RMB21.4 billion in 2016 to RMB52.6 billion in 2020 at an increase CAGR of 25.2% (according to the Sansheng Report). With high-quality teachers, well-known brand, and strong management team, we are determined to deliver well-designed curriculums and facilitate comprehensive development of our students.
●	Ability to successfully expand our school and managed school network through an asset-light approach efficiently. We facilitate the development of our school and managed school network by employing an asset-light approach, which allows us to manage and operate additional schools, or act as these schools’ sponsor without acquiring ownership of land and facilities in such schools. For schools we sponsor but do not own the land and facilities, we can avoid significant capital expenditure by leasing land and facilities. For schools we manage and operate but do not act as sponsor, we aim to provide operation and management services to both public and private schools. As of June 30, 2021, we entered into service agreements with 27 private and public schools to provide operation and management services. For these services, we earn fees based on the types, scale and costs of the services we rendered. We expect to provide operation and management services to additional public and private schools in the future to reach students across China and promote the Hailiang Education brand both domestically and internationally, which we expect would then lead to an increase in our profitability and market penetration.

●	Level of student served. For the year ended June 30, 2019, 2020 and 2021, we had a total of 23,263, 24,726, and 27,972 students, respectively.
●	Pricing of educational programs and service fees. We provide K-12 student management services and high school curriculum education services. Our results of operations are affected by the pricing of service fees, which was based on a student’s education phase and whether the students attend basic or international program.
●	Ability to control costs and expenses. Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses.

Cost of revenue. Our cost of revenue mainly consists of labor cost, student-related costs, depreciation expenses and to a lesser extent, transportation costs, utility costs and leasing fees. Our cost of revenue as a percentage of our total revenue was 60.0%, 56.5%, and 53.0% for fiscal years 2019, 2020 and 2021, respectively.

Selling expenses and administrative expenses. For the 2019, 2020 and 2021 fiscal years, our total selling expenses and administrative expenses as a percentage of our total revenue were 4.7%, 5.7%, and 5.9% respectively.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Revenue

During the fiscal years ended June 30, 2019, 2020 and 2021, we generated revenue of RMB1,022.8 million, RMB 1,027.4 million and 1,375.8 (approximately US$213.1 million), respectively.

Revenue from K-12 student management services and high school curriculum education services include accommodation and after-school enrichment services to K-12 school students and high school curriculum education services, which accounted for 73.8%, 83.9% and 80.8% of total revenue in the fiscal years 2019, 2020 and 2021, respectively;

Revenue from ancillary educational services primarily include well-rounded education services, academic subject tutoring services, study trip and overseas study consulting services, which accounted for 22.5%, 11.8% and 14.8% of total revenue in the fiscal years 2019, 2020 and 2021, respectively;

Revenue from operation and management services mainly represent the provision of services to managed schools that we did not own or sponsor, including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. Pursuant to the 2017 Group Strategic Cooperation Agreement, we have a right of first refusal to provide operation and management services for schools constructed, merged and acquired by Hailiang Group or Hailiang Investment. We also entered into services agreements where we will provide operation and management services to private and public schools and cooperate with local governments, in line with our asset-light strategy. Revenue from operation and management services accounted for 3.7%, 4.3% and 4.4% of total revenue in the fiscal years 2019, 2020 and 2021, respectively.

The following table sets forth the sources of our revenue by amount and as a percentage of total revenue for the periods indicated:

	Year Ended June 30,
	2019		2020		2021
	RMB (in	% of	RMB (in	% of	RMB (in	US$(in	% of
	thousands)	revenue	thousands)	revenue	thousands)	thousands)	revenue
K-12 student management services and high school curriculum education services	754,493	73.8	861,923	83.9	1,111,585	172,163	80.8
Ancillary educational services	230,510	22.5	121,611	11.8	204,221	31,630	14.8
Operation and management services	37,792	3.7	43,839	4.3	59,984	9,290	4.4
Total revenue	1,022,795	100.0	1,027,373	100.0	1,375,790	213,083	100.0

Cost of Revenue

Our cost of revenue primarily consists of labor costs, which are compensation for our teachers and educational staff, student-related costs (such as cost of books, uniforms, and cafeteria food), depreciation of owned property and equipment and amortization expenses, depreciation of right-of-use assets and, to a lesser extent, transportation, utility and short-term lease payments for our schools and companies. Our cost of revenue slightly decreased from the 2019 fiscal year to the 2020 fiscal year. Our cost of revenue increased from the 2020 fiscal year to the 2021 fiscal year, and this was primarily due to the increase in labor costs resulting from the increase in the total number of our teachers and educational staff and a general increase in our compensation levels.

The following table sets forth the components of our cost of revenue by amount and as a percentage of total revenue for the periods indicated:

	Year Ended June 30,
	2019		2020		2021
	RMB (in	% of	RMB (in	% of	RMB (in	US$(in	% of
	thousands)	revenue	thousands)	revenue	thousands)	thousands)	revenue
Cost of Revenue:
Labor costs	351,053	34.3	337,833	32.9	477,378	73,936	34.7
Student-related costs	123,888	12.1	125,789	12.2	125,536	19,443	9.1
Transportation	25,696	2.5	23,689	2.3	20,393	3,159	1.5
Depreciation of owned property and equipment and amortization	37,922	3.7	41,328	4.0	43,757	6,777	3.2
Depreciation of right-of-use assets	—	—	23,817	2.3	26,225	4,062	1.9
Utilities	19,571	1.9	15,188	1.5	20,163	3,123	1.5
Operating lease charges	26,018	2.5	—	—	—	—	—
Other costs	29,632	3.0	12,616	1.3	15,134	2,344	1.1
Total cost of revenue	613,780	60.0	580,260	56.5	728,586	112,844	53.0

Operating Expenses

Our operating expenses consist of selling expenses and administrative expenses.

The following table sets forth the components of our operating expenses in absolute amount and as a percentage of revenue for the periods indicated.

	Year Ended June 30,
	2019		2020		2021
	RMB (in	% of	RMB (in	% of	RMB (in	US$(in	% of
	thousands)	revenue	thousands)	revenue	thousands)	thousands)	revenue
Operating Expenses
Selling expenses	11,796	1.1	13,944	1.3	29,737	4,606	2.2
Administrative expenses	36,495	3.6	45,118	4.4	51,321	7,949	3.7
Total operating expenses	48,291	4.7	59,062	5.7	81,058	12,555	5.9

Selling expenses

Our selling expenses consist of advertisement expenses, recruiting expenses, student enrollment rewards and amortization related to student relationship. Our overall selling expenses increased from the 2019 fiscal year to the 2020 fiscal year and further to the 2021 fiscal year. Our overall selling expenses in the 2021 fiscal year increased by 113.3%, primarily due to the revenue increase of the well-rounded education services, which resulted in the increase of the student enrollment rewards.

Administrative expenses

Our administrative expenses consist primarily of salary for our office and administrative staff and consulting fee, and also, to a lesser extent, office expenses and other miscellaneous fees. Our overall administrative expenses in the 2021 fiscal year increased by 13.7%, primarily due to the increase in labor cost resulting from an increase in our office and administrative staff and in the compensation level of our office and administrative staff. We expect our overall administrative expenses to increase steadily in the near future.

Other Income, Net

Other income consists of government grants and other miscellaneous income (expense). Government grants are subsidies we received from local government authorities. Other miscellaneous income (expense) primarily consists of non-operating expense and income from disposal of property and equipment. Other income in the 2021 fiscal year decreased by 30.5%, while increased by 220.5% in the 2020 fiscal year, which was primarily related to the government grants of subsidies we received from local government.

The following table sets forth the components of income derived from the aforementioned sources in absolute amount and as a percentage of revenue for the periods indicated.

	Year Ended June 30,
	2019		2020		2021
	RMB	% of	RMB	% of	RMB	US$	% of
	(in thousands)	revenue	(in thousands)	revenue	(in thousands)	(in thousands)	revenue
Other income, net
Government grants	21,121	2.0	68,682	6.7	46,343	7,178	3.4
Other	(194)	0.0	(1,612)	(0.2)	287	44	0.0
Total other income, net	20,927	2.0	67,070	6.5	46,630	7,222	3.4

Finance Income

Our finance income mainly derived from deposits placed with a related party finance entity. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties”. Finance income increased in the 2021 fiscal year and slightly increased in the 2020 fiscal year, primarily due to the increase in the amount of fund we deposited with the related party. Finance income was 1.6%, 1.6% and 2.6% of our total revenue in the 2019, 2020 and 2021 fiscal years, respectively.

Finance Cost

Our finance cost mainly derived from interest expenses for lease liabilities and interest on loans, amounting to RMB1.2 million (approximately US$0.2 million) in the 2021 fiscal year, and amounting to RMB3.4 million in the 2020 fiscal year.

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

Singapore

Under the Singapore tax laws, subsidiaries in Singapore are subject to the Singapore profits tax rate at 17%.

China

Under the New EIT Law, domestic enterprises and foreign investment enterprises, or FIEs, are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

According to the 2016 Private Education Law effective as of September 1, 2017 and the 2021 Implementation Rules for Private Education Laws effective as of September 1, 2021, private schools, whether non-profit or for-profit, may enjoy preferential tax treatment, and non-profit private schools will be entitled to same tax benefits as public schools. In addition, taxation policies for for-profit private schools are still unclear as more specific provisions are not yet introduced. For Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High, two private schools incorporated in 2018, we elected to register their statuses as for-profit. Accordingly, these two schools are subject to unified 25% enterprise income tax rate.

As of the date of this annual report, and except for Zhenjiang Jianghe High School of Art, Zhuji Hailiang Foreign Language High School, which are registered as for-profit schools, other affiliated schools registered as non-profit schools, which are be entitled to the same tax benefits as public schools, are exempt from income taxes.

We recognized income tax expenses of RMB108.7 million for the year ended June 30, 2019, RMB121.9 million for the year ended June 30, 2020, and RMB165.4 million (approximately US$25.6 million) for the year ended June 30, 2021.

Pursuant to the 2016 Private Education Law, sponsors of private schools may choose to register their schools as either non-profit or for-profit schools but sponsors are not permitted to register for-profit schools that provide compulsory education. Non-profit private schools will be entitled to the same tax benefits as public schools, while for-profit private schools may be subject to 25% enterprise income tax rate. Up to June 30, 2021, no separate policies, regulations or rules have been introduced by the authorities in this regard.

We evaluate whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2019, 2020 and 2021, we did not have any significant unrecognized uncertain tax positions.

As of June 30, 2021, we had unused tax loss of RMB36.9 million (approximately US$5.7 million) available for offset against future taxable profits, of which RMB3.5 million (approximately US$0.5 million) will expire as of June 30, 2023, RMB6.1 million (approximately US$0.9 million) will expire as of June 30, 2024, RMB6.9 million (approximately US$1.1 million) will expire as of June 30, 2025, RMB15.3 million (approximately US$2.4 million) will expire as of June 30, 2026. No deferred tax assets have been recognized in respect of such tax losses, because it is not probable that future taxable profit against which the losses can be utilized will be available in the relevant tax jurisdiction.

Under the New EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiaries to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. Furthermore, pursuant to the applicable circular and interpretations of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB1,425.9 million (approximately US$220.8 million) as of June 30, 2021, because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC in the foreseeable future.

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

Consolidation

The Contractual Arrangements provide us, through Hailiang HK and Hailiang Consulting, the following, (i) the power to control the Affiliate Entities; (ii) the exposure or rights to variable returns from our involvement with the Affiliated Entities; and (iii) the ability to affect those returns through our control over the Affiliated Entities.

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

Leases

On July 1, 2019, we adopted IFRS 16, Lease, using the modified retrospective transition approach resulting in the recognition of right-of-use assets of RMB411,115 and lease liabilities of RMB411,090 upon adoption. Therefore, comparative information continues to be reported under IAS 17 and related interpretations. Additionally, the disclosure requirements in IFRS 16 have not been applied to comparative information.

On transition to IFRS 16, we elected to apply the practical expedient to grandfather the assessment of which transactions are leases. We applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after July 1, 2019.

Policy applicable from July 1, 2019

We have adopted IFRS 16 in the financial reporting period commencing July 1, 2019 and elected to use the modified retrospective approach. Therefore, comparative information has not been restated.

Prior to the adoption of IFRS 16, we determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 (determining whether an arrangement contains a lease). On transition to IFRS 16, we elected to apply the practical expedient to grandfather the assessment of which transactions are, or contain leases. Therefore, the definition of a lease under IFRS 16 is applied only to contracts entered into or changed on or after July 1, 2019. In addition, we elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases.

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

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

-failure to make payments of principal or interest on their contractually due dates;

-an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

-an actual or expected significant deterioration in the operating results of the debtor; and

-existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to us.

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

Revenue Recognition

We recognize revenues when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. We follow the five steps approach for revenue recognition under IFRS 15: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfie a performance obligation.

K-12 educational services

Revenue from K-12 educational services include revenue from K-12 student management services and high school curriculum education services and revenue from K-9 compulsory curriculum education services. The revenue from K-9 compulsory curriculum education services has been re-presented to discontinued operations.

Tuition fees are generally collected before the beginning of each school year. Each school year is comprised of two semesters. Generally, the first semester starts in September and ends in January next year. The second semester starts the following month in February and ends in June. Due to the impact of COVID-19, the second semester of 2019/2020 was extended to July.

Each contract with a student in respect of the educational programs contains multiple performance obligations consisting of the provision of the curriculum education services, after-school enrichment services, accommodations, transportation services, other ancillary school activities, delivery of educational books and related materials, and meal catering services. These performance obligations are distinct in the context of the contract. The consideration expected to be received is allocated at contract inception among the performance obligations based on their stand-alone selling prices.

We generally utilize the portfolio approach to estimate the amount of revenue to recognize for its contracts and groups contracts together that have similar characteristics. Significant judgment is used to determine which contracts are grouped together to form a portfolio. The portfolio approach is utilized only when the result of the accounting is not expected to be materially different than if applied to individual contracts.

Revenue attributable to the provision of the curriculum education services, after-school enrichment services, accommodations, transportation services and other ancillary school activities is recognized over time, based on a straight-line basis over the school year, as customers simultaneously receive and consume the benefits of these services throughout the service period, and the control of curriculum education services, after-school enrichment services, accommodations, transportation services and other ancillary school activities is transferred evenly over the school year. Revenue attributable to the delivery of educational books and related materials, and meal catering services is recognized at point in time, respectively, when the control of the educational books and related materials or underlying goods is transferred to customers. We consider that we are acting as the principal in the transaction and recognizes revenue from sales of the educational materials on a gross basis.

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

Operation and management services

We also provide operation and management services to schools, including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services.

The promised services in each operation and management service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The revenue is recognized on a straight-line basis over the period of the operation and management service, as customers simultaneously receive and consume the benefits of these services throughout the service period. Invoices are usually settled within 30 days from billing date.

Ancillary educational services

i) Well-rounded education and academic subject tutoring

We provide various extracurricular courses to arouse students’ interest and broaden their both academic and nonacademic outlook. Each contract of well-rounded education and academic subject tutoring contains a single performance obligation. Tuition fee is generally collected in advance and is initially recorded as contract liability. Revenue from well-rounded education and academic subject tutoring is recognized over time, proportionately as the tutoring sessions are delivered, as customers simultaneously receive and consume the benefits of these services throughout the service period. We are the principal in providing well-rounded education and academic tutoring as it controls such services before the services are transferred to the customer.

ii) Study trip services

We provide overseas study tours and summer and winter camps to students. Each contract of study strip service contains a single performance obligation. Study trip service fee is generally collected in advance and is initially recorded as contract liability. Study trip service revenue is recognized on a straight-line basis over the period of the study trip services, as customers simultaneously receive and consume the benefits of these services throughout the service period.

iii) Others

Others mainly include revenue derived from overseas study consulting services and hotel management services. Revenue is recognized when control of promised services is transferred to the customers in an amount of consideration to which we expect to be entitled to in exchange for those services. VAT collected from customers is excluded from revenue. Our PRC subsidiaries and affiliated companies are subject to VAT. The deductible input VAT balance is reflected in the other current assets, and VAT payable balance is recorded in the trade and other payables due to third parties.

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

In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of CGUs. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of CGUs.

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

Our trademark and goodwill arose from the acquisition of Zhejiang Zhuji Tianma Experimental School on July 1, 2009. Mr. Feng and Mr. Zhanghuan Meng acquired 80% and 20% of the registered capital equity interest in Zhejiang Zhuji Tianma Experimental School for a total cash consideration of RMB114.0 million. The goodwill recognized on the acquisition is mainly attributable to the synergies expected to be achieved from integrating Zhejiang Zhuji Tianma Experimental School into our existing business.

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

For the purpose of impairment testing, the carrying amounts of goodwill and trademark are allocated to business related to Zhejiang Zhuji Tianma Experimental School, which is the lowest level for which the assets are monitored for internal management purpose. The aggregated carrying amounts of goodwill and trademark are as follows:

	Year Ended June 30,
	2019	2020	2021
	RMB	RMB	RMB	US$
Goodwill	61,640	61,640	61,640	9,547
Trademark with indefinite useful lives	16,540	16,540	16,540	2,562
Less: impairment loss recognized in profit or loss	—	—	(78,180)	(12,109)
Total	78,180	78,180	—	—

For the years ended June 30, 2019 and 2020, the recoverable amount of this CGU was based on value in use, which was estimated using discounted cash flow projections.

The key assumptions used for the years ended June 30, 2019 and 2020 in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represented management’s assessment of future trend in the relevant industry and were based on historical data from both external and internal sources.

	2019	2020
Discount rate	15.5%	15.5%
Revenue growth rates over the next five fiscal years	3-5%	5%
Terminal value growth rate	3%	3%

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

●	Revenue growth was projected considering the average growth levels experienced over the past five years and the estimated student headcount and tuition growth for the next five years. It was assumed that tuition would increase in line with forecast inflation over the next five years.
●	Growth of cost of sales, selling expenses and administrative expenses were projected considering inflation and estimated student headcount for the next five years.

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2019, 2020, respectively.

The recoverable amount of trademark is determined using the relief from royalty method, which was based on pre-tax cash flow projections for 5 years based on financial budgets approved by management, including royalty rate of 3%, terminal growth rate of 3% and the applicable discount rate of 15.5% for the years ended June 30, 2019 and 2020. Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to us.

Based on management’s assessment results, there was no impairment of goodwill and trademark as of June 30, 2019, 2020.

For the year ended June 30, 2021, upon the release of the Implementation Rules, we identified impairment indicators relating to the non-financial long-term assets associated with the cash generating units (the “CGUs”) relating to the affiliated entities providing compulsory education, considering the impending loss of control and the uncertainties associated with the ability to recover from the net assets arising from the impact of the Implementation Rules. We performed an impairment assessment on its non-financial long-term assets as at June 30, 2021 which included property and equipment, right-of-use assets, and intangible assets and goodwill relating to the affiliated entities providing compulsory education. The estimates of the recoverable amounts of the CGUs were based on the fair values less costs of disposal of the respective CGUs, taking into consideration of the asset-specific sale restrictions and uncertainties under the relevant laws and regulations, the relevant publicly available information, replacement cost, remaining useful lives, newness rates and early-termination clauses in leases. A cost approach has been applied as no comparable market transactions have been identified and estimates of future income from the CGUs are not readily available given the significant uncertainties over profitability under the new regulatory regime. The fair value on which the recoverable amounts are based on are categorized as level 3 fair value measurement. Based on the result of the assessment, impairment losses of RMB174.0 million (approximately US$26.9 million) and RMB78.2 million (approximately US$12.1 million) have been recognized against the carrying amount of property and equipment, and intangible assets and goodwill, respectively. Nil impairment loss has been recognized against the carrying amount of right-of-use assets.

Results of Operations

	Year Ended June 30,
	2019		2020		2021
	RMB	% of	RMB	% of	RMB	US$	% of
	(in thousands)	revenue	(in thousands)	revenue	(in thousands)	(in thousands)	revenue
Revenue	1,022,795	100.0	1,027,373	100.0	1,375,790	213,083	100.0
Cost of revenue	(613,780)	(60.0)	(580,260)	(56.5)	(728,586)	(112,844)	(53.0)
Gross profit	409,015	40.0	447,113	43.5	647,204	100,239	47.0
Other income, net	20,927	2.0	67,070	6.5	46,630	7,222	3.4
Selling expenses	(11,796)	(1.1)	(13,944)	(1.3)	(29,737)	(4,606)	(2.2)
Administrative expenses	(36,495)	(3.6)	(45,118)	(4.4)	(51,321)	(7,949)	(3.7)
Operating profit	381,651	37.3	455,121	44.3	612,776	94,906	44.5
Finance income	16,596	1.6	16,037	1.6	35,840	5,551	2.6
Finance costs	—	—	(3,435)	(0.4)	(1,151)	(178)	(0.1)
Profit before tax	398,247	38.9	467,723	45.5	647,465	100,279	47.0
Income tax expenses	(108,713)	(10.6)	(121,924)	(11.9)	(165,355)	(25,610)	(12.0)
Profit from continuing operations	289,534	28.3	345,799	33.6	482,110	74,669	35.0
Profit/(loss) from discontinued operations, net of tax	23,058	2.3	24,205	2.4	(243,337)	(37,688)	(17.6)
Net Profit	312,592	30.6	370,004	36.0	238,773	36,981	17.4
Profit attributable to the Company’s shareholders	290,233	28.4	374,238	36.4	235,902	36,411	17.1
Total comprehensive income	315,902	30.9	372,330	36.2	232,525	36,013	16.9

Year Ended June 30, 2020 Compared to Year Ended June 30, 2021

Revenue

Our revenue increased by 33.9% from RMB1,027.4 million in the 2020 fiscal year to RMB1,375.8 million (approximately US$213.1 million) in fiscal year 2021, primarily due to the following:

K-12 student management services and high school curriculum education services. Our revenue from K-12 student management services and high school curriculum education services increased by 29.0% from RMB861.9 million in the 2020 fiscal year to RMB1,111.6 million (approximately US$172.2 million) in the 2021 fiscal year. The increase was mainly due to a 14.1% annual increase in the average tuition and fee charged per student and a 13.1% annual increase in the number of students.

Ancillary educational services. Our revenue from ancillary educational services increased by 67.8% to RMB204.2million (approximately US$31.6million) for the fiscal year 2021, from RMB121.7 million for the same period of last year. This was mainly due to the growth in the number of students enrolled in the well-rounded education services and students of international education program who received overseas study consulting services.

Operation and management services. Our revenue from operation and management services increased by 37.0% from RMB43.8 million in the 2020 fiscal year to RMB60.0 million (approximately US$9.3 million) in the 2021 fiscal year, mainly due to two new managed schools in Suqian City and the expansion of our service scope to some of our managed schools.

Cost of revenue

Our cost of revenue increased by 25.6% from RMB580.3 million in the 2020 fiscal year to RMB728.6 million (approximately US$112.8 million) in the 2021 fiscal year. The increase in cost of revenue was primarily due to the increased compensation levels of employees and an increase in the number of employees.

Gross profit

As a result of the foregoing, our gross profit increased by 44.8% from RMB447.1 million in the 2020 fiscal year to RMB647.2 million (approximately US$100.2 million) in the 2021 fiscal year.

Other income, net

Other income decreased by 30.5% from RMB67.1 million in the 2020 fiscal year to RMB46.6 million (approximately US$7.2 million) in the 2021 fiscal year. The decrease in other income was primarily due to the decrease of government grant.

Operating expenses

Our operating expenses increased by 37.2% from RMB59.1 million in the 2020 fiscal year to RMB81.1 million (approximately US$12.6 million) in the 2021 fiscal year. The increase was primarily due to the following reasons:

●	Selling expenses. Our selling expenses increased by 113.3% from RMB13.9 million in the 2020 fiscal year to RMB29.7 million (approximately US$4.6 million) in the 2021 fiscal year. The increase was primarily due to the revenue increase of the well-rounded education services and academic subject tutoring services, which resulted in the increase of the student enrollment rewards.
●	Administrative expenses. Our administrative expenses increased by 13.7% from RMB45.1 million in the 2020 fiscal year to RMB51.3 million (approximately US$7.9 million) in the 2021 fiscal year. The increase was primary due to the increase in labor cost resulting from an increase in our office and administrative staff and in the compensation level of our office and administrative staff.

Finance income and finance costs

Our finance income increased by 123.5% from RMB16.0 million in the 2020 fiscal year to RMB35.8 million (approximately US$5.6 million) in the 2021 fiscal year. Our finance costs decreased from RMB3.4 million in the 2020 fiscal year to RMB1.2 million (approximately US$0.2 million) in the 2021 fiscal year.

Income tax expenses

We had RMB121.9 million and RMB165.4 million income tax expenses (approximately US$25.6 million) for the 2020 and 2021 fiscal years, respectively. The increase was mainly driven by the growth of taxable profits. The effective tax rate for the fiscal year 2021 was 25.5%, compared with 26.1% for the same period of last year. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Taxation.”

Profit/(loss) from discontinued operations, net of tax

Our loss from discontinued operations, net of tax for the 2021 fiscal year was RMB243.3 million (US$37.7 million), compared to a profit of RMB24.2 million in the prior period. The change was primarily because we recognized an impairment loss of RMB 252.3 million (approximately US$39.1 million) for the year ended June 30, 2021.

Net profit

As a result of the foregoing, our net profit from continuing operations increased by 39.4% from RMB345.8 million in the 2020 fiscal year to RMB482.1 million (approximately US$74.7 million) in the 2021 fiscal year.

Net profit attributable to the Company’s shareholders

As a result of the foregoing, net profit attributable to our shareholders from continuing operations increased by 38.0% from RMB350.0 million in the 2020 fiscal year to RMB483.0 million (approximately US$74.8 million) in the 2021 fiscal year.

Year Ended June 30, 2019 Compared to Year Ended June 30, 2020

Revenue

Our revenue slightly increased by 0.4% from RMB1,022.8 million in the 2019 fiscal year to RMB1,027.4 million in fiscal year 2020, primarily due to the following:

K-12 student management services and high school curriculum education services. Our revenue from K-12 student management services and high school curriculum education services increased by 14.2% from RMB754.5 million in the 2019 fiscal year to RMB861.9 million in the 2020 fiscal year. The increase was mainly due to a 7.4% annual increase of the average tuition fees, despite the COVID-19 pandemic and a 6.3% annual increase in the total number of enrolled students.

Ancillary educational services. Our revenue from Ancillary educational services decreased by 47.2% from RMB230.5 million in the 2019 fiscal year to RMB121.7 million in the 2020 fiscal year. The decrease was mainly due to the liquidation of Haibo Education and the COVID-19 pandemic in the fiscal year 2020.

Operation and management services. Our revenue from operation and management services increased by 16.0% from RMB37.8 million in the 2019 fiscal year to RMB43.8 million in the 2020 fiscal year, mainly due to the increase in number of managed schools and management fees of 15 Baishu Schools in the 2020 fiscal year.

Cost of revenue

Our cost of revenue decreased by 5.5% from RMB613.8 million in the 2019 fiscal year to RMB580.3 million in the 2020 fiscal year. The decrease in cost of revenue was primarily due to a steep decrease in transportation costs related to K-12 educational services and study trip services resulting from the COVID-19 pandemic, and to a slight decrease in labor costs of our teachers and teaching staff.

Gross profit

As a result of the foregoing, our gross profit increased by 9.3% from RMB409.0 million in the 2019 fiscal year to RMB447.1 million in the 2020 fiscal year.

Other income, net

Other income increased by 220.5% from RMB20.9 million in the 2019 fiscal year to RMB67.1 million in the 2020 fiscal year. The increase in other income was mainly due to an increase in government grants of subsidies we received from the local government.

Operating expenses

Our operating expenses increased by 22.3% from RMB48.3 million in the 2019 fiscal year to RMB59.1 million in the 2020 fiscal year. The increase was primarily due to the following reasons:

●	Selling expenses. Our selling expenses increased by 18.2% from RMB11.8 million in the 2019 fiscal year to RMB13.9 million in the 2020 fiscal year. The increase was primarily due to increased student enrollment rewards on recruitment.
●	Administrative expenses. Our administrative expenses increased by 23.6% from RMB36.5 million in the 2019 fiscal year to RMB45.1 million in the 2020 fiscal year. The increase was primary due to the increase in legal fees related to the lawsuit against Ronghuai and an increase in labor cost of our office and administrative staff.

Finance income and finance costs

Our finance income decreased by 3.5% from RMB16.6 million in the 2019 fiscal year to RMB16.0 million in the 2020 fiscal year.

Income tax expenses

We had RMB108.7 million and RMB121.9 million income tax expenses for the 2019 and 2020 fiscal years, respectively. The increase was mainly driven by the growth of taxable profits. The effective tax rate for the fiscal year 2020 was 26.1%, compared with 27.3% for the same period of last year. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Taxation.”

Profit from discontinued operations, net of tax

Our profit from discontinued operations, net of tax increased by 5.0% from RMB23.1 million in the 2019 fiscal year to RMB24.2 million in the 2020 fiscal year. The increase was primarily due to the increase in government grants received from the local government.

Net profit

As a result of the foregoing, our net profit from continuing operations increased by 19.4% from RMB289.5 million in the 2019 fiscal year to RMB345.8 million in the 2020 fiscal year.

Net profit attributable to the Company’s shareholders

As a result of the foregoing, net profit attributable to our shareholders from continuing operations increased by 31.0% from RMB267.2 million in the 2019 fiscal year to RMB350.0 million in the 2020 fiscal year.

A.	Liquidity and Capital Resources

Historically, we have financed our operations through our own capital. As of June 30, 2020 and 2021, we had approximately RMB516.4 million and RMB279.4 million (approximately US$43.3 million), respectively, in cash and cash equivalents. Our cash primarily consists of cash on hand, bank deposits and deposit in related party finance entity with an original maturity less than three months and are held for the purpose of short-term cash commitments. We intend to finance our future working capital requirements and capital expenditures from our cash and cash equivalents and cash generated from operating activities.

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

We historically had recorded significant related party transactions involving loans made to, and repayments received from, such related parties as well as term deposits placed with Hailiang Finance, a finance company owned by Hailiang Group. As part of our cash management policy, we expect to continue to deposit a certain amount of cash generated from our private education business with a related party finance company owned by Hailiang Group. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September, 2020, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal year 2021 to be approximately RMB2.5 billion, and any amount above the upper deposit budget must be transferred to a commercial bank within seven business days. Effective from October 26, 2021, the upper deposit budget in 2022 fiscal year maintained RMB2.5 billion (approximately US$387.2 million). As of June 30, 2021, we had demand deposits and term deposits of RMB2,098.3 million (approximately US$325.0 million) at Hailiang Finance. Hailiang Finance is a non-bank financial institution licensed by the China Bank Regulatory Commission. It was incorporated in February 2013. It currently has a registered capital of RMB1.9 billion and has been approved by the relevant authorities to conduct business with other entities within the Hailiang Group, including, among other things, receiving deposits, borrowing, lending and providing guarantees, providing accounting and financing consultancy, and providing trade settlement and insurance brokerage services. We believe that Hailiang Finance provides interest at market rates with flexible withdrawal terms on our deposits. Based on our review of relevant documents provided by Hailiang Finance, we believe that Hailiang Finance has satisfactory asset quality, liquidity position and internal control environment. In addition, since September 2014, Hailiang Group and Mr. Feng have entered into an annual guarantee agreement with us to irrevocably and jointly guarantee the timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest, and the guarantee was renewed annually. After considering the terms provided by Hailiang Finance, coupled with its financial condition as well as the guarantee provided by Hailiang Group and Mr. Feng, our board approved the arrangement in October 2021 and our audit committee reviews our related party transactions, including the deposit arrangement from time to time. We, however, recognize that there are risks involved in the cash deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We deposit a certain amount of cash with a related party and are subject to credit risks of such related party.”

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

The following table sets forth a summary of our cash flows for the periods for both continuing operations and discontinued operations indicated:

	For the year ended June 30,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(In thousands)
Net cash from operating activities	712,162	444,370	893,392	138,369
Net cash used in investing activities	(1,253,883)	(149,517)	(1,029,206)	(159,404)
Net cash used in financing activities	(1,343)	(50,382)	(100,473)	(15,561)
Net (decrease)/increase in cash and cash equivalents	(543,064)	244,471	(236,287)	(36,596)
Cash and cash equivalents at beginning of the year	815,306	271,538	516,446	79,987
Effect of movements in exchange rates on cash held	(704)	437	(739)	(114)
Cash and cash equivalents at the end of the year	271,538	516,446	279,420	43,277

Operating Activities

Net cash provided by operating activities amounted to RMB893.4 million (approximately US$138.4 million) in the 2021 fiscal year. The net cash provided by operating activities in the 2021 fiscal year was primarily attributable to net profit of RMB238.8 million (approximately US$37.0 million), adjusted for impairment loss for non-financial long-term assets relating to the affiliated entities providing compulsory education of RMB252.3 million (approximately US$39.1 million), depreciation of RMB167.1 million (approximately US$25.9 million), primarily relating to our furniture, equipment, leasehold improvements and right-of-use assets and income tax expenses of RMB167.0 million (approximately US$25.9 million), mainly derived from the subsidiaries, affiliated for-profit schools and consolidated affiliated companies in the PRC, which are subject to a unified 25% enterprise income tax rate, and offset against interest income of RMB42.8 million (approximately US$6.6 million), primarily from a related party finance entity. Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB111.2 million (approximately US$17.2 million), primarily reflecting an increase in accrued labor costs; (ii) an increase in deferred revenue and contract liabilities of RMB145.9 million (approximately US$22.6 million) caused by earlier collection of tuition fee for the next school year; and (iii) an offset against income tax paid of RMB152.1 million (approximately US$23.6 million).

Net cash provided by operating activities amounted to RMB444.4 million in the 2020 fiscal year. The net cash provided by operating activities in the 2020 fiscal year was primarily attributable to net profit of RMB370.0 million, adjusted for depreciation of RMB167.2 million, primarily relating to our furniture, equipment, leasehold improvements and right-of-use assets and income tax expenses of RMB121.9 million, mainly derived from the subsidiaries, affiliated for-profit schools and consolidated affiliated companies in the PRC, which are subject to a unified 25% enterprise income tax rate, and offset against interest income of RMB24.9 million, primarily from a related party finance entity. Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB48.9 million, primarily reflecting an increase in advances from students and other accrued expenses, while partially offset by the decrease of business tax and other tax payable; (ii) a decrease in contract liabilities of RMB121.5 million caused by later collection of tuition fee for the next school year; and offset against income tax paid of RMB135.6 million.

Net cash provided by operating activities amounted to RMB712.2 million in the 2019 fiscal year. The net cash provided by operating activities in the 2019 fiscal year was primarily attributable to net profit of RMB312.6 million, adjusted for depreciation of RMB133.3 million, primarily relating to our furniture, equipment and leasehold improvements and income tax expenses of RMB108.7 million, mainly derived from the subsidiaries, affiliated for-profit schools and consolidated affiliated companies in the PRC, which are subject to a unified 25% enterprise income tax rate, and offset against interest income of RMB24.5 million, primarily from a related party.

Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB99.6 million, primarily reflecting an increase in accrued labor costs; (ii) an increase in deferred revenue and contract liabilities of RMB204.1 million caused by earlier collection of tuition fee for the next school year and offset against income tax paid of RMB111.3 million.

Investing Activities

Net cash used in investing activities amounted to RMB1,029.2 million (approximately US$159.4 million) in the 2021 fiscal year. The net cash used in investing activities in the 2021 fiscal year was primarily attributable to (i) term deposits of RMB4,180.6 million (approximately US$647.5 million) placed with Hailiang Finance and (ii) cash used in purchase of property and equipment of RMB120.2 million (approximately US$18.6 million) relating to the renovation of school buildings and purchase of furniture and equipment, partially offset by (i) cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB3,233.3 million (approximately US$500.8 million); (ii) repayment of loans from Hong Kong Leonit Limited (“Leonit”) of RMB21.6 million (approximately US$3.4 million); and (iii) interest income of RMB18.0  million (approximately US$2.8 million) mainly received from Hailiang Finance.

Net cash used in investing activities amounted to RMB149.5 million in the 2020 fiscal year. The net cash used in investing activities in the 2020 fiscal year was primarily attributable to (i) term deposits of RMB3,816.8 million placed with Hailiang Finance; (ii) cash used in purchase of property and equipment of RMB128.3 million relating to the renovation of school buildings and purchase of furniture and equipment; and (iii) prepayment of right-of-use assets amounting to RMB525.0 million, partially offset by (i) cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB4,282.2 million; (ii) repayment of loans from Leonit of RMB11.9 million; and (iii) interest income of RMB25.3 million mainly received from Hailiang Finance.

Net cash used in investing activities amounted to RMB1,253.9 million in the 2019 fiscal year. The net cash used in investing activities in the 2019 fiscal year was primarily attributable to (i) term deposits of RMB4,709.7 million placed with Hailiang Finance; (ii) cash used in purchase of property and equipment of RMB99.8 million relating to the renovation of school buildings and purchase of furniture and equipment; partially offset by (i) cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB3,526.6 million; (ii) repayment of loans from Leonit of RMB12.4 million; and (iii) interest income of RMB20.6 million received from Hailiang Finance.

Financing Activities

Net cash used in financing activities amounted to RMB100.5 million (approximately US$15.6 million) in the 2021 fiscal year, which was mainly attributable to the repayment of loans to Hailiang Group and Hailiang Investment of RMB42.0 million (approximately US$6.5 million) and cash used in acquisition of affiliated schools under common control amounting to RMB56.9 million (approximately US$8.8 million).

Net cash used in financing activities amounted to RMB50.4 million in the 2020 fiscal year, which was mainly attributable to (i) dividends paid to non-controlling shareholders of our subsidiaries amounting to RMB21.1 million and (ii) repayment of loans to Hailiang Group and Hailiang Investment of RMB34.1 million.

Net cash used in financing activities amounted to RMB1.3 million in the 2019 fiscal year, which was attributable to (i) dividends paid to non-controlling shareholders of our subsidiaries amounting to RMB7.5 million and (ii) loans borrowed from Hailiang Investment of RMB 9 million.

Capital Expenditures

We incurred capital expenditures of RMB99.8 million, RMB128.3 million and RMB120.2 million (approximately US$18.6 million) in the 2019, 2020 and 2021 fiscal years, respectively. The capital expenditure in 2019 fiscal year primarily related to the renovation of school buildings and classrooms in Zhejiang Zhuji Hailiang Experimental High School and Zhejiang Zhuji Tianma Experimental School and the purchase of furniture and equipment for Hailiang Education Park. The capital expenditure in 2020 fiscal year primarily related to the renovation of school buildings and classrooms and the purchase of furniture and equipment for Lanzhou Hailiang Experimental School, Zhejiang Zhuji

Hailiang Experimental High School and Zhenjiang Jianghe High School of Art. The capital expenditure in 2021 fiscal year primarily related to the renovation of school buildings and classrooms and the purchase of furniture and equipment for Lanzhou Hailiang Experimental School and Wuhu Hailiang Experimental School.

Recent Accounting Pronouncements

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended June 30, 2021 and which have not been adopted in these consolidated financial statements. These include the following which may be relevant to the Company.

Effective for
accounting periods
beginning on or after
Amendments to IFRS 3, Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 37, Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022

Amendments to IFRS 3, Reference to the Conceptual Framework

Amendments to IFRS 3 are intended to replace a reference to the previous Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting issued in March 2018. The amendments also add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 to identify the liabilities it has assumed in a business combination instead of referring to the Conceptual Framework. Furthermore, the amendments clarify that contingent assets do not qualify for recognition at the acquisition date. The Company expects to adopt the amendments prospectively from July 1, 2022.

Since the amendments apply prospectively to business combinations for which the acquisition date is on or after the date of first application, we will not be affected by these amendments on the date of transition.

Amendments to IAS 37, Onerous Contracts – Cost of Fulfilling a Contract

Amendments to IAS 37 specify that the cost of fulfilling the contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract can either be the incremental costs of fulfilling that contract (e.g., direct labor and materials) or an allocation of other costs that relate directly to fulfilling that contract (e.g., an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract as well as contract management and supervision costs). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

We expect to adopt the amendments from July 1, 2022. And the amendments are not expected to have any significant impact on the Company’s financial statements.

Amendments to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use

Amendments to IAS 16 prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling any such items, and the cost of those items, in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022 and shall be applied retrospectively only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. Earlier application is permitted.

The amendments are not expected to have any significant impact on our financial statements

B.	Research and Development, Patents and Licenses, etc.

Research and Development

We have strong research and development capabilities and have devoted significant resources to develop our academic courses and innovative teaching methods and materials. We have taken the following measures to continuously improve the quality of our education: (i) establish the Cadre Army Academy, so as to further our training of school management talents, and conduct research on methods, management standards and models; (ii) establish the Excellent Teacher Development Academy, so as to steadily promote the mentor-apprentice pairing model, and implement the lifelong mentoring system to help young teachers grow rapidly; (iii) integrate educational technology, analyze students’ learning situation and psychological emotion by collecting students’ study situation data, life data and mental health status, to help teachers carry out effective diagnosis and counseling. Assist teachers to complete classroom review and classroom reflection according to the quantitative real-time analysis of classroom effect by relying on the deployment of Smart Classroom; and (iv) encourage our teachers to develop, update and improve our curricula and course materials based upon the latest official government curricula for each of our subjects as well as on students’ needs and preferences. The development process for our curricula and course materials typically starts with a review of the latest examination requirements to analyze new educational needs and trends. At the end of each semester, we evaluate, update and improve course materials based upon student performance and feedback from teachers, students and parents. We believe our strong research and development capabilities differentiate us from our competitors in the private K-12 education industry.

Leveraging our research and development capabilities, we have developed teaching methods and courses for certain subjects that are not generally offered by other similar private education providers. We have supplemented various government-mandated coursework with our self-developed courses. For example, we offered an interdisciplinary course called “STEAM”, which teaches Science, Technology, Engineering, Arts and Mathematics, with the aim of developing our students the ability to deal with complicated situations. We also offer a local geography course called “Local history——Hangzhou” for purposes of getting students to apply the geographical approaches and principles they learn to local city. In addition, we cooperate with educational research institutions to develop various educational technology courses, such as National Leadership Courses, which aim to cultivate students’ nine qualities of self-cognition, self-regulation, communication, cooperation, systematic thinking, creative thinking, critical thinking, cross-cultural understanding and civic awareness, as well as Anti-bullying Courses, AI Robot Courses, and Designing and Thinking Courses. These courses are designed to lay a solid foundation for students’ all-round development in the future.

We are also in the process of developing new courses to strengthen our international program. We have entered into a cooperation agreement with Pate’s Grammar School, a K-12 co-educational institution in London, UK, where we will focus on the mutual learning of teaching materials and mutual communication of teachers, in collaboration with Pate’s Grammar School.

C.	Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2018 to June 30, 2021 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

D.	Off-Balance Sheet Arrangements

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

E.	Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2021:

		Payment Due by Period
		Less than 1	1-3	3-5	More than
	Total	Year	Years	Years	5 Years
Capital Commitments (1)
Leasehold improvement	23,495	23,495	—	—	—
Furniture, fixtures and other equipment	4,143	4,143	—	—	—
Lease Obligations (2)	44,563	6,801	12,627	7,703	17,432
(1)	Includes payments to be made to Heng Zhong Da, a company over which Mr. Feng has significant influence, relating to the renovation of school buildings in Wuhu Hailiang Experimental School, Zhenjiang Jianghe High School of Art, Zhejiang Zhuji

Hailiang High School of Art and Zhejiang Zhuji Hailiang Experimental High School, and payments to be made to certain third-party vendors for the purchase of furniture and equipment.
(2)	Mainly represent lease obligations for the lease of Zhenjiang Jianghe High School of Art, Xiantao Logistcs, the land use right of Zhejiang Zhuji Tianma Experimental School and the lease of Mingyou educational training schools.
F.	Safe Harbor

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	our business strategies and initiatives as well as our business plans;
●	our future business development, results of operations and financial condition;
●	the development of the COVID-19 pandemic in China and elsewhere;
●	growth of and trends and competition in the education industry in China;
●	PRC governmental policies and regulations relating to the education industry in China; and
●	general economic and business conditions in China.

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

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is 1508 Binsheng road, Binjiang District, Hangzhou City, Zhejiang province, 310051, People’s Republic of China:

Name	Age	Position/title
Junwei Chen	30	Chairman and chief executive officer
Cuiwei Ye	62	Director and principal general
Ken He	41	Independent director
Xiaohua Gu	49	Independent director
Xiaofeng Cheng	46	Independent director
Deborah Lee (aka Weixin Xie)*	62	Chief financial officer
Litao Qiu	55	Board secretary
Ping Huang	50	Vice President
Lei Peng	50	Vice President
Zhougang Zhu	42	Vice President
Guan Huang*	34	Vice President

*Ms. Deborah Lee took office in her capacity as chief financial officer of the Company on March 1, 2021. Mr. Guan Huang took office in his capacity as vice president of Hailiang Management on August 1, 2021.

Mr. Junwei Chen has served as the chairman of the board of directors and chief executive officer of Hailiang Inc. since June 2020, as the vice president of Hailiang Group Co., Ltd. since January 2019, and as the president of Hailiang Education Management Group Co., Ltd. since March 2019. Mr. Chen received a doctorate degree in Energy and Resource Engineering from Peking University in 2019. While pursuing his doctorate degree, he served as the 38th president of the postgraduate student union, and organized many social undertakings, including the Peking University Doctoral Services Group. He was invited to the Great Hall of the People to receive commendation for his active participation in poverty alleviation. Mr. Chen holds multiple personal patents and has published several influential academic papers in international journals. In 2020, Mr. Chen was selected as the “Excellent Manager” of Hailiang Group Co., Ltd., and he received the “Outstanding Chinese Youth” Award at the 2020 (Fourth) China Brand Bo’ao Summit.

Mr. Cuiwei Ye has served as a director and principal general of Hailiang Inc. since November 3, 2017. With the accumulation of 17 years of experience being the principal of Hangzhou No.2 High School, a century-old historical school. Mr. Ye is esteemed for his management ability and performance in school operations. Mr. Ye received a Bachelor of Science Degree in Biology from Hubei University, a Master’s Degree in Education Leadership from the University of Canberra in Australia, and is currently a PhD candidate from East China Normal University. As a nationally renowned principal, Mr. Ye has been awarded with several honorary titles by the Ministry of Education of PRC, Zhejiang Provincial People’s Government and national mainstream media, such as Person of the Year of Chinese Brands in 2017, Contemporary Education Master, one of China’s Top 10 Popular Principals selected by China Education Newspaper, China’s Good Principal selected by China Education Website, initiator of high school principal’s real-name recommendation system of Peking University, Adjunct professor of high school principal training center of Ministry of Education, Adjunct professor of Southwest University, Adjunct professor of Zhejiang Normal University, National Education Advanced Worker, Zhejiang Merit Teacher. In addition, Mr. Ye was appointed by the Zhejiang Provincial People’s Government as a special researcher of the Provincial Government in August 2020.

Mr. Ken He has served as our independent director since June 2015. Mr. He is also serving as independent director of the board of directors and chairman of the audit committee of Ebang International Holdings Inc. since June 2020. Additionally, Mr. He is currently serving as a senior partner of JK Asset Management (HK) Limited, an asset management company, where he oversees its asset management and financial activities. From September 2015 to February 2021, he was the director, vice president and responsible officer of Racing Capital Management (HK) Limited, a company principally engaged in asset management, and was mainly responsible for overseeing its asset management and financial activities. Mr. He is currently serving as the vice president of Racing Capital Management

(HK) Limited, an asset management company, where he oversees its asset management and financial activities. Mr. He has also served as independent director of Ebang International Holdings Inc. since June 2020. From August 2011 to September 2015, Mr. He served as the chief financial officer of China Shengda Packaging Group Inc., or China Shengda, where he oversaw China Shengda’s financing and investment activities, accounting practices and investor relations. Before joining China Shengda, Mr. He served as an investment director of Wealthcharm Investments Limited, a private investment company, from September 2009. Prior to that, Mr. He spent five years at PricewaterhouseCoopers Australia and China. Having several years of experience in the financial and accounting field. Mr. He is experienced and familiar with Chinese accounting standards, Hong Kong accounting standards, Australian accounting standards, international accounting standards and U.S. GAAP, as well as the differences among them. Mr. He holds a master’s degree in applied finance from Macquarie University, Australia. Mr. He is a U.S. Certified Public Accountant, and he also holds a Certified Public Accountant designation from the Chinese Institute of CPA, a Certified Public Accountant designation from the Hong Kong Institute of CPA, a Certified Practicing Accountant designation from the CPA Australia and a Chartered Financial Analyst designation from the CFA Institute.

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

Ms. Deborah Lee has served as the chief financial officer of Hailiang Inc. since March 2021, and as the chief tax officer of Hailiang Group since 2019. Previously, Ms. Lee was a partner of PricewaterhouseCoopers LLP, Los Angeles Office where she specialized in providing cross-border investment strategy consultation and tax planning to the Chinese companies, including transactions such as mergers and acquisitions, joint ventures, intangible property, transfer pricing, and negotiations and defenses with tax authorities. Ms. Lee is a C.P.A. and received her Bachelor of Laws from National Taiwan University and Master of Professional Accounting from the University of Texas at Arlington. Ms. Lee has also served as the Executive Vice President of Ascend, Los Angeles Chapter, a national non-profit organization that is dedicated to the advancement of Pan-Asians in management and leadership via mentorship. Ms. Lee was awarded one of the Outstanding 50 Asian Americans in Business in 2019 by the Asian American Business Development Center.

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

Mr. Ping Huang has served as the Vice President of Hailiang Management since August 2018 and vice principal general since March 2019, and as the president of Hailiang Preschool Education Group since March 2020. Before these current positions, Mr. Huang has served as the chairman of the board of Hailiang Preschool Education Group from November 2019 to October 2020, as the executive vice principal of Hailiang Inc. from 2017 to 2018 and vice principal of Hailiang Inc. from March 2016 to May 2017. Mr. Huang has also served as the principal of Hailiang Elementary School from August 2015 to August 2019. From August 2011 to March 2016, Mr. Huang served as the principal of the Elementary School of Zhejiang Zhuji Tianma Experimental School. Mr. Huang has worked in Hailiang Inc. since 1995 in various functions. Mr. Huang received a bachelor’s degree from Central Broadcast and Television University in 2006. Mr. Huang has won various honor awards in the PRC education section including Outstanding Teacher of Zhejiang’s Private Education Elementary and Secondary School Chapter and Chuncan Award of Zhejiang Province.

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

Mr. Zhougang Zhu has served as the vice president of Hailiang Management since May 2019 and the principal of Xinchang Nanrui Experimental School and Hailiang Overseas Chinese School. Mr. Zhu joined Hailiang Group since 1998, but he left to work in other companies for a few years and returned to Hailiang Group in August 2016. During this period, Mr. Zhu has served as the vice principal of Huangshan Middle School and the principal of Donghe Middle School. Mr. Zhu received a bachelor degree in music education from Zhejiang Normal University, and is currently pursuing a master degree in mathematics at East China Jiao Tong University. Mr. Zhu has won honor awards in the PRC education including the National First Prize of Mathematics Course and Famous Principle of Zhejiang Province.

Mr. Guan Huang has served as the vice president of Hailiang Management since August 2021. Mr. Huang joined Hailiang Education in December 2019. Prior to that, he worked at Peking University as a member of the cadre of the Youth League Committee from July 2014 to November 2019. Mr. Huang obtained a master degree in economics from Peking University in July 2014, and a bachelor degree in management from Peking University in July 2010.

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended June 30, 2021, we paid an aggregate amount of RMB 5.9 million (approximately US$0.9 million) in cash compensation to our directors and executive officers, that were disclosed in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”. Since some directors and executive officers also held multiple management positions in our related parties, we recognized and paid part of the compensations within the scope of their job functions in our group.

Our PRC subsidiaries are required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiaries paid retirement and similar benefits for our officers and directors in the year ended June 30, 2021.

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

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;
●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K. In particular, our audit committee will review and approve our cash management policy in regard to depositing cash generated from our school operations with related parties, including the maximum amount of such deposits based on our financial condition from time to time;
●	discussing the annual audited financial statements with management and our independent registered public accounting firm;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with the management and our independent registered public accounting firm;
●	reporting regularly to the full board of directors; and
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Mr. Ken He, Mr. Xiaofeng Cheng, and Mr. Xiaohua Gu, and is chaired by Mr. Cheng. Mr. He, Mr. Cheng, and Mr. Gu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;
●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;
●	reviewing and recommending to the board with respect to the compensation of our directors;
●	reviewing periodically and approving any long-term incentive compensation or equity plans;
●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and
●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

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

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;
●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
●	identifying and recommending to our board the directors to serve as members of committees;
●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

We had 4,183, 4,164 and 5,171 employees as of June 30, 2019, 2020 and 2021, respectively. For continuing operations, we had 2,252 employees as of June 30, 2021. The majority of our employees are full-time and have signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff, we also have employees in marketing, information technology and general administration. The following table sets forth the numbers of our employees, categorized by function as of June 30, 2021.

	Employees of Continuing	Total Employees of Continuing
	operations	and Discounted Operations
Teachers and educational staff	948	2,591
Cafeteria and dining hall staff	390	764
Student living staff	188	684
Security and safety staff	71	100
Administrative staff	433	684
Other staff	222	348
Total	2,252	5,171

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

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 5, 2021 by:

●	each of our directors and executive officers;
●	each person known to us to beneficially own more than 5% of our ordinary shares; and,
●	officers and directors as a group.

The calculations in the table below are based on there being 412,450,256 ordinary shares outstanding as of November 5, 2021.

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

Ordinary
Shares beneficially
owned
Name	Number	%
Directors and Executive Officers:
Junwei Chen	—	—
Cuiwei Ye	—	—
Ken He	—	—
Xiaohua Gu	—	—
Xiaofeng Cheng	—	—
Deborah Lee (aka Weixin Xie)	—	—
Litao Qiu	—	—
Ping Huang	—	—
Lei Peng	—	—
Zhougang Zhu	—	—
Guan Huang	—	—

Directors and Officers as a group (11 persons)	—	—

Principal Shareholder:	—	—
Hailiang Feng(1)	360,000,000	87.28
(1)	Includes 223,200,000 shares held by Jet Victory International Limited, 100,800,000 shares held by Brilliant One Development Limited, 18,000,000 shares held by Fame Best International Limited and 18,000,000 shares held by Gain Success Group Limited. Jet Victory International Limited is a British Virgin Islands, or BVI company wholly-owned by Jet Victory Group Limited, a BVI company wholly owned by Jet Victory Holdings Limited, a BVI company that is wholly owned by an irrevocable trust controlled by Mr. Feng, the settlor of the trust. Gain Success Group Limited is a BVI company wholly-owned by Candid Group Limited, a BVI company wholly owned by Candid Holdings Limited, a BVI company that is wholly owned by an irrevocable trust controlled by Mr. Feng, the settlor of the trust. Fame Best International Limited is a BVI company wholly owned by Mr. Feng. Brilliant One Development Limited is a BVI company wholly owned by Hailiang Group. As of the date of this annual report on Form 20-F, Hailiang Group is controlled by Mr. Feng and is held 43.6% by Mr. Feng, 40.3% by Ningbo Zhetao Investment Holdings Co., Ltd. and 9.3% by Ningbo Dunshi Investment Co., Ltd. Ningbo Zhetao Investment Holdings Co., Ltd. is controlled by Mr. Feng and is held 58.8% by Mr. Feng and 31.6% by Beize Group. Beize Group is controlled by Mr. Feng and is held 99.8% by Mr. Feng and 0.2% by his brother-in-law. Ningbo Dunshi Investment Co., Ltd. is controlled by Mr. Feng and is held 96.6% by Mr. Feng. All the remaining minority equity interests in such shareholding entities are held by Mr. Feng’s relatives and/or independent third parties.

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

During the year ended June 30, 2020, Leonit repaid part of the Leonit Loan, amounting to US$1.70 million, while Hailiang Consulting repaid part of the 2016 Hailiang Loan, amounting to RMB32.1 million to Hailiang Group.

During the year ended June 30, 2021, Leonit repaid part of the Leonit Loan, amounting to US$3.20 million, while Hailiang Consulting repaid part of the 2016 Hailiang Loan, amounting to RMB22.0 million to Hailiang Group.

During the years ended June 30, 2019, 2020 and 2021, Jinhua Hailiang Foreign Language School and Feicheng Hailiang Foreign Language School borrowed loans amounted to RMB9,000, RMB13,000 and RMB4,000 at an interest rate of 5.145% from Hailiang Investment. a related party controlled by Mr.Feng.

During the years ended June 30, 2019, 2020 and 2021, Jinhua Hailiang Foreign Language School and Feicheng Hailiang Foreign Language School repaid of the loans amounted to RMB 4,000, RMB2,000 and RMB20,000 to Hailiang Investment. As of June 30, 2021, the loans and interests have been all repaid to Hailiang Investment.

Deposits

Starting from the 2014 fiscal year, we deposited a certain amount of cash with Hailiang Finance, a related party finance company owned by Hailiang Group. Hailiang Finance may provide funds and financing to entities within the Hailiang Group.

As of June 30, 2020 and 2021, we had held cash at a related party finance entity of RMB502.3 million and RMB 200.0 million (approximately US$31.0 million), respectively. During the year ended June 30, 2019, net amount of RMB509.1 million were withdrawn from Hailiang Finance. During the years ended June 30, 2020, net amount of RMB267.9 million were placed with Hailiang Finance. During the years ended June 30, 2021, net amount of RMB302.3 million (approximately US$46.8 million) were withdrawn with Hailiang Finance.

As of June 30, 2020 and 2021, we had term deposits which are held for the purpose of investment amounting to RMB921.6 million and RMB1,898.2 million (approximately US$294.0 million) placed at Hailiang Finance. During the year ended June 30, 2019, term deposits of RMB4.7 billion were placed with Hailiang Finance, and RMB3.5 billion matured. During the year ended June 30, 2020, term deposits of RMB3.8 billion were placed with Hailiang Finance, and RMB4.3 billion matured. During the year ended June 30, 2021, term deposits of RMB4.2 billion (approximately US$647.5 million) were placed with Hailiang Finance, and RMB3.2 billion (approximately US$500.8 million) matured.

The interest income from the deposits during the years ended June 30, 2019, 2020 and 2021 amounted to RMB24.3 million, RMB24.8 million, and RMB42.8 million (approximately US$6.6 million), respectively. As part of our cash management policy, we expect to continue to deposit a certain amount of cash generated from our private education business with Hailiang Finance. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September 2020, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2021 to be approximately RMB2.5 billion, and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. Effective from October 26, 2021, the upper deposit budget in 2022 fiscal year maintained RMB2.5 billion (approximately US$387.2 million). In July 2020, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest. As of June 30, 2021, the balance of cash and deposits we had with Hailiang Finance amounted to RMB200.0 million (approximately US$31.0 million) in cash and RMB1,898.2 million (approximately US$294.0 million) in term deposits, respectively. During the year ended June 30, 2021, our deposits with the finance company are generally made in the form of demand deposits or term deposits. The demand deposits are held for the purpose of meeting short-term cash commitments, such as to pay for our operating expenses at any time. We are subject to credit risks associated with the term deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We deposit a certain amount of cash with related parties and are subject to credit risks of such related parties.”

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

We also lease some office spaces from Hailiang Real Estate, a related party controlled by Mr. Feng, which incurred rental expenses of RMB0.7 million during the year ended June 30, 2019. In addition, Haibo Education and Haibo Logistics leased the office space and warehouse from Nanchang Hongtou Property Management Co., Ltd, (“Nanchang Hongtou”), a related party before October 30, 2019 and owned by Mr. Honggen Min, who is the controlling shareholder of Nanchang Baishu, which incurred rental expenses of RMB1.6 million during the year ended June 30, 2019. On September 6, 2019, we terminated the lease contract with Nanchang Hongtou due to the liquidation of Haibo Education and Haibo Logistics.

On September 6, 2019, we entered into a series of supplementary contracts with Hailiang Investment regarding the school buildings and the related facilities in three campuses in Zhuji, China from Hailiang Investment, pursuant to which, on September 12, 2019, we made lease prepayments of RMB525.0 million (VAT exclusive) regarding the school buildings and the related facilities in three campuses in Zhuji, China from Hailiang Investment for the remaining lease period until June 30, 2037.

Regarding other lease contracts with Hailiang Investment, Hailiang Real Estate and Xiantao Tiancheng Education Investment Co., Ltd., a related party controlled by Hailiang Investment, we purchased right-of-use assets of RMB4.4 million and RMB3.5 million (approximately US$0.5 million) respectively during the years ended June 30, 2020 and 2021.

During the years ended June 30, 2020 and 2021, we recognized interest expenses of RMB3.6 million and RMB0.2 million (approximately US$0.04 million) on lease liabilities, respectively, and settled lease liabilities of RMB529.4 million and RMB1.0 million (approximately US$0.2 million) relating to the lease contracts with Hailiang Investment and Hailiang Real Estate, respectively.

Leasehold improvement contracts

We entered into a series of leasehold improvement contracts with Heng Zhong Da for the leasehold improvement of classroom buildings, dining halls and student dormitories of our affiliated schools.

We purchased leasehold improvement service of RMB38.5 million, RMB118.7 million and RMB68.1 million (approximately US$10.5 million) from Heng Zhong Da during the years ended June 30, 2019, 2020 and 2021, respectively.

We have paid RMB46.2 million, RMB85.4 million and RMB70.4 million (approximately US$10.9 million) to Heng Zhong Da during the years ended June 30, 2019, 2020 and 2021, respectively.

Purchase of healthy food products and information service

We purchased Ming Kang Hui E-Commerce Co., Ltd., a company controlled by Mr. Feng, amounting to RMB70.0 million during the year ended June 30, 2019. We purchased healthy food products from Ming Kang Hui Ecological Agriculture Group Co., Ltd. and Zhuji Hailiang Food Co., Ltd., a related party controlled by Mr. Feng, totally amounting to RMB75.7 million and RMB111.8 million (approximately US$17.3 million) during the years ended June 30, 2020 and 2021.

We received IT services, student’s physical examination services, travel services and other services from related parties controlled by Hailiang Group, amounting to RMB23.7 million, RMB20.4 million and RMB23.6 million (approximately US$3.7 million) during the year ended June 30, 2019, 2020 and 2021, respectively.

Sales of products and services

For the years ended June 30, 2019, we provided operation and management services to Hailiang Kindergarten, Zhuji Hailiang Jinshan Kindergarten and Tianma Kindergarten, which were controlled by Hailiang Group, and other 17 schools controlled by Hailiang Investment, including Xiantao No.1 Middle School, Xinchang Nanrui Experimental School and 15 Baishu Schools. Operation and management service fees of RMB25.2 million were charged to the above-mentioned schools for the fiscal year 2019.

For the year ended June 30, 2020, we provided operation and management services to Hailiang Kindergarten, Zhuji Hailiang Jinshan Kindergarten and Tianma Kindergarten, which were controlled by Hailiang Group, and other 2 schools controlled by Hailiang Investment, including Xiantao No.1 Middle School, Xinchang Nanrui Experimental School. Operation and management service fees of RMB4.6 million were charged to the abovementioned schools for the 2020 fiscal year.

For the year ended June 30, 2021, we provided operation and management services to Hailiang Kindergarten, Zhuji Hailiang Jinshan Kindergarten and Tianma Kindergarten, which were controlled by Hailiang Group, and other 2 schools controlled by Hailiang

Investment, including Xiantao No.1 Middle School, Xinchang Nanrui Experimental School. Operation and management service fees of RMB11.5 million (approximately US$1.8 million) were charged to the abovementioned schools for the 2021 fiscal year.

On October 30, 2019, Hailiang Investment disposed all of the equity interest in Xinyu Baishu Technology Service Co., Ltd. (“Xinyu Baishu”) and hence Xinyu Baishu is not considered as a related party since then.

We provided property and logistics management services to Ming Kang Hui supermarkets located on our campuses. These supermarkets are operated by Zhejiang Ming Kang Hui Food Co., Ltd., controlled by Mr. Feng. The services we provided amounted to RMB4.9 million, RMB3.4 million, and RMB 6.4 million (approximately US$1.0 million) during the years ended June 30, 2019, 2020 and 2021.

We sold products and other services to our related parties, amounting to RMB3.2 million, RMB3.2 million, RMB 4.6 million (approximately US$0.7 million) during the years ended June 30, 2019, 2020 and 2021.

Acquisition of subsidiaries or affiliated entities from related parties

In November 2018, Haibo Education and Haibo Logistics declared and fully paid dividends amounting to RMB6.1 million and RMB1.4 million to Nanchang Baishu Education Group (“Nanchang Baishu”), respectively.

In September 2019, Haibo Education and Haibo Logistics declared and fully paid dividends amounting to RMB17.7 million and RMB3.5 million to Nanchang Baishu, respectively.

In December 2019, net assets attributable to Nanchang Baishu was paid upon the liquidation of Haibo Education and Haibo Logistics, totally amounting to RMB3.7 million.

In July 2019, we acquired 100% shares of Zhuji Tianma Boya Training Center Co., Ltd. with the consideration of RMB0.1 million from Hailiang Investment.

In May 2020, the Company acquired 100% shares of Zhuji Yuesheng Management Consulting Co., Ltd. with the consideration of RMB0.1 million from Hailiang Investment.

In July 15, 2020, the Company entered into a sponsorship transfer agreement with Hailiang Investment to acquire 100% sponsorship of Jinhua Hailiang Foreign Language School, with a total consideration of RMB34.0 million (approximately US$5.3 million).

In April 2021, we acquired from Hailiang Investment, 100% equity interests in Feicheng Education Investment, for a total consideration of RMB 22.9 million (approximately US$3.5 million).

Contributed Capital

Mr. Feng made capital contribution of RMB15 million to us through payment of awards to outstanding teachers of our schools to recognize their outstanding performance and contributions during fiscal year 2019.

During the fiscal year 2021, we acquired 100% sponsorship of Jinhua Hailiang Foreign Language School and acquired 100% equity interests in Feicheng Education Investment from our affiliate Hailiang Investment, for a total consideration of RMB34.0 million (approximately US$ 5.3 million) and RMB22.9 million (approximately US$ 3.5 million), respectively. The assets and liabilities of Jinhua Hailiang Foreign Language School and Feicheng Education Investment was recognized with book value at the combination date. The consideration paid was adjusted to “contributed capital”, which amounted to RMB56.9 million (approximately US$ 8.8 million).

Non-controlling shareholders of Zhenjiang Jianghe High School of Art made a contribution of RMB3.6 million (approximately US$ 0.6 million) through waiving liability during fiscal year 2021.

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

Our ADSs are listed on the NASDAQ Global Market under the symbol “HLG.” Each ADS represents 16 of our ordinary shares. For the period from June 30, 2020 to June 30, 2021, the trading price of our ADSs on the NASDAQ Global Market has ranged from US$38.63 to US$66.22 per ADS.

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

Changes in Capital Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Our amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

●	designation of the series;
●	the number of shares of the series;
●	the dividend rights, conversion rights and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

People’s Republic of China Taxation

Hailiang Inc. is a holding company incorporated in the Cayman Islands and its income depends primarily on dividends from our PRC subsidiaries. The New EIT Law and its implementation rules provide that an income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprise shareholders unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. Under the Double Tax Avoidance

Arrangement, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by the PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement between China and Hong Kong and other applicable PRC laws, will be subject to withholding tax at the rate of 5%. Pursuant to the Administrative Measures on Entitlement of Non-residents to Treatment under Tax Treaties, non-resident taxpayers which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to continuous administration by the tax authorities. On August 27, 2015, the State Administration of Taxation promulgated Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Tax Treaty Benefits, which took effect on November 1, 2015 and replaced the Administrative Measures on Entitlement of Non-residents to Treatment under Tax Treaties. On October 14, 2019, the State Administration of Taxation promulgated Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which took effect on January 1, 2020 and replaced the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Tax Treaty Benefits. According to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection”. Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials for future inspection, and accept follow-up administration by the tax authorities.

Furthermore, the State Administration of Taxation promulgated Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties (“Circular 9”) in February 2018, which took into effect on April 1, 2018 and provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. Under Circular 9, to determine the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out in accordance with the factors set out in Article 2 and actual conditions of the specific case shall be taken into account. According to the Article 2 of Circular 9, generally speaking, if the business activities undertaken by the applicant do not constitute substantive business activities, it will be unfavorable for determination of the applicant’s “beneficial owner” status. Substantive business activities shall include manufacturing, sales and marketing and management activities of a substantive nature. Determination of whether the business activities undertaken by the applicant are of a substantive nature shall be based on the functions actually performed and the risks borne. Investment holding management activities of a substantive nature undertaken by the applicant may constitute substantive business activities; where the applicant undertakes investment holding management activities which do not constitute substantive business activities and simultaneously undertakes other business activities, if such other business activities are not significant enough, the applicant’s business activities shall not constitute substantive business activities. Therefore, an agent or conduit company will normally not be regarded as a beneficial owner and not qualify for tax benefits under the treaties or arrangements. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

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

This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

●	banks;
●	certain financial institutions;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;

●	brokers or dealers in stocks and securities, or currencies;
●	persons who are required to use a mark-to-market method of accounting;
●	certain former citizens or residents of the United States subject to Section 877 of the Code;
●	entities subject to the United States anti-inversion rules;
●	tax-exempt organizations and entities;
●	persons subject to the alternative minimum tax provisions of the Code;
●	persons whose functional currency is other than the United States dollar;
●	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;
●	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;
●	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or
●	beneficiaries of a trust holding ADSs or ordinary shares.

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

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

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

A non-United States corporation such as ourselves will be treated as a PFIC, as defined in Section 1297(a) of the Code, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

●	at least 75% of its gross income for such year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

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

If we are a PFIC for any taxable year (which we are currently unable to determine) during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

●	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares, as applicable;
●	the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and
●	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

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

Credit Risk

Our credit risk is primarily attributable to cash in banks, cash and term deposits held at a related party finance entity, receivables due from related parties.

We had cash held by third-party financial institutions located in the PRC, Hong Kong SAR. The bank deposits with financial institutions in the PRC are insured by the government authority for up to RMB500. The bank deposits with financial institutions in the Hong Kong SAR are insured by the government authority for up to HK$500. We have not experienced any losses in uninsured bank deposits and do not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, we primarily place bank deposits with large financial institutions in the PRC, Hong Kong SAR with acceptable credit rating. We have historically made deposits with Hailiang Finance. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties—Deposits.” Hailiang Finance, a subsidiary of Hailiang Group, is a finance company that is licensed to provide intra-group financing arrangements within Hailiang Group subsidiaries and other related party companies. The establishment of Hailiang Finance was approved by the China Banking Regulatory Commission, or CBRC, as a non-banking financial institution to solely facilitate Hailiang Group’s internal financing transactions including issuing loans to and accepting cash deposits from its subsidiaries and other related party entities. Pursuant to the license issued by CBRC, Hailiang Finance is not permitted to make any loans or accept any deposits from any parties that are unrelated to Hailiang Group, except for inter-bank transactions with other unrelated commercial banks. Hailiang Group and Mr. Feng have provided a guarantee on our deposits with Hailiang Finance. Based on one recent PRC credit rating organization, Hailiang Group has been rated AA+ which indicates strong ability to make payments on debts as they become due. Management believes that the credit risk on our deposit is low considering Hailiang Group’s guarantee and credit rating. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective from October 26, 2021, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2022 to be approximately RMB2.5 billion (approximately US$387.2 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. As of June 30, 2021, we had cash and term deposits of RMB2,098.3 million (approximately US$325.0 million) at Hailiang Finance which represented 64% of our consolidated total assets as of June 30, 2021.

Receivables due from related parties primarily represent loan receivables due from Leonit, which has been guaranteed by a related party, incorporated in British Virgin Island and controlled by Hailiang Group. We conclude that the credit risk arising from the receivables is low considering the guarantee.

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

The following are the contractual maturities of financial liabilities, which are based on contractual undiscounted cash flows and the earliest date we can be required to pay:

	June 30, 2021
	Carrying		Contractual								more than 5
	amount		cash flow		1 year or less		1-2 years		2-5 years		years
Non-derivative financial instruments
Trade and other payables due to third parties	RMB	376,747	RMB	376,747	RMB	376,747		—		—		—
	US$	58,350	US$	58,350	US$	58,350		—		—		—
Other payables due to related parties	RMB	134,982	RMB	134,982	RMB	134,982		—		—		—
	US$	20,906	US$	20,906	US$	20,906		—		—		—
Lease liabilities	RMB	35,754	RMB	44,563	RMB	6,801	RMB	6,544	RMB	13,786	RMB	17,432
	US$	5,538	US$	6,902	US$	1,053	US$	1,014	US$	2,135	US$	2,700

Interest Rate Risk

The interest rates of cash held in bank and cash and term deposits placed with Hailiang Finance ranged from 0.30% to 2.1% per annum for the year ended June 30, 2020, and ranged from 0.30% to 3.85% for the year ended June 30, 2021, respectively. We do not have any financial assets that were designated at fair value through profit or loss. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.1%, 2.9% and 2.5% in 2019, 2020 and 2021, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

Fees Paid by Our ADS Holders

Our ADS holders will be required to pay the following service fees to the depositary bank, Deutsche Bank Trust Company Americas, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service Fees

●	To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (expect where converted to cash)

Up to US$0.05 per ADS issued

●	Cancellation of ADSs, including the case of termination of the deposit agreement

Up to US$0.05 per ADS cancelled

●	Distribution of cash dividends

Up to US$0.05 per ADS held

●	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements

Up to US$0.05 per ADS held

●	Distribution of ADSs pursuant to exercise of rights

Up to US$0.05 per ADS held

●	Depositary services

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

Our ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

●	Any applicable fees and penalties thereon.

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

Use of Proceeds

None.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2021. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of June 30, 2021 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards (“IFRSs”), as issued by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2021. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2021.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

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

Changes in Internal Control Over Financial Reporting

There are no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	For the year ended June 30,
	2020		2021

	(In thousand)
Audit fees(1)	RMB	4,239	RMB	4,486	US$	670
Audit-related fees(2)	RMB	1,100	RMB	—	US$	—
Tax fees(3)	RMB	—	RMB	—	US$	—
All other fees(4)	RMB	—	RMB	—	US$	—
TOTAL	RMB	5,339	RMB	4,486	US$	670
(1)	“Audit fees” are defined as the audit that needs to be performed each year in order to issue opinions on our consolidated financial statements and limited procedures performed in relation to interim financial information. We paid or accrued expenses of RMB4,239 and RMB 4,486 to KPMG Huazhen LLP related to its audit of our annual financial statements for the years ended June 30, 2020 and 2021, respectively, and limited procedures performed in relation to interim financial information.
(2)	“Audit-related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services and due diligence services relating to acquisitions by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).
(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

2.4*	Description of Securities

4.1

Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.2

Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.3

English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Management, dated December 31, 2013 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.4

English translation of Call Option Agreement among Hailiang Consulting, Hailiang Management and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.5

English translation of Power of Attorney from Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.6

English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Management, Hailiang Management’s affiliates and Mr. Feng, dated December 31, 2013 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.7

English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Zhejiang Zhuji Hailiang Foreign Language School, dated June 30, 2009 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.8

English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Zhejiang Zhuji Hailiang Experimental High School, dated June 30, 2005 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.9

English translation of Supplemental Agreement to Property Lease Agreement between Hailiang Management Group Co., Ltd. and Zhejiang Zhuji Hailiang Experimental High School, dated June 30, 2012 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.10

English translation of Property Lease Agreement between Hailiang Management Group Co., Ltd. and Zhejiang Zhuji Tianma Experimental School, dated June 30, 2009 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.11

English translation of Property Lease Cooperation Agreement among Hailiang Management Group Co., Ltd., Zhejiang Zhuji Hailiang Experimental High School. Hailiang Group and Mr. Feng, dated November 13, 2014 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.24

English translation of Decoration and Renovation Project Execution Contract between Zhejiang Zhuji Hailiang Experimental High School and Heng Zhong Da Construction Limited Company, dated November 13, 2014 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.25

English translation of Guarantee Letter made by Hailiang Group, dated September 29, 2014 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.26

English translation of Guarantee Letter made by Mr. Feng dated September 29, 2014 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

4.27

Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 2, 2015 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-201263), as amended, filed with the Securities and Exchange Commission on June 2, 2015)

4.28

English translation of Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Management and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.29

English translation of Amended and Restated Power of Attorney from Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.30

English translation of Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Management, Hailiang Management’s affiliates and Mr. Feng, dated June 30, 2017 (incorporated by reference to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.31

English translation of Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Management, dated June 30, 2017 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on June 30, 2017)

4.32

English Translation of Second Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.33

English Translation of Second Amended and Restated Powers of Attorney among Mr. Feng, Zhejiang Zhongyida Investment Co., Ltd. and Hailiang Consulting, dated February 23, 2018 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.34

English Translation of Second Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

4.35

English Translation of Second Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhejiang Zhongyida Investment Co., Ltd., dated February 23, 2018 (incorporated by reference to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on March 30, 2018)

8.1*	Subsidiaries and Affiliated Entities of the Registrant.

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-201263) filed with the Securities and Exchange Commission on December 24, 2014)

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14/15d-14

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14/15d-14

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	iXBRL Instance Document

101.SCH	iXBRL Taxonomy Extension Schema Document

101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document

101.LAB	iXBRL Taxonomy Extension Label Linkbase Document

101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F.
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

Hailiang Education Group Inc.

By:	/s/ Junwei Chen
Name: Junwei Chen
Title: Chairman and Chief Executive Officer

Date:	November 12, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Hailiang Education Group Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Hailiang Education Group Inc. and subsidiaries (the “Company”) as of June 30, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended June 30, 2021, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2021, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

Changes in Accounting Principle

As discussed in Note 4(o) to the consolidated financial statements, the Company has changed its method of accounting for leases due to the adoption of IFRS 16, Leases on July 1, 2019.

Related Party Transactions

As discussed in Note 22 to the consolidated financial statements, the Company entered into significant transactions with related parties for each of the years in the three-year period ended June 30, 2021.

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

Hangzhou, China
November 12, 2021

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021

(Amounts in thousands except per share data)

		2019	2020	2021
	Note	RMB	RMB	RMB
Continuing operations
Revenue	5	1,022,795	1,027,373	1,375,790
Cost of revenue	8(ii)	(613,780)	(580,260)	(728,586)

Gross profit		409,015	447,113	647,204
Other income, net	6	20,927	67,070	46,630
Selling expenses	8(ii)	(11,796)	(13,944)	(29,737)
Administrative expenses	8(ii)	(36,495)	(45,118)	(51,321)

Operating profit		381,651	455,121	612,776
Finance income	8(i)	16,596	16,037	35,840
Finance costs	8(i)/13(b)	—	(3,435)	(1,151)
Net finance income		16,596	12,602	34,689

Profit before tax		398,247	467,723	647,465
Income tax expenses	10	(108,713)	(121,924)	(165,355)

Profit from continuing operations		289,534	345,799	482,110

Profit/(loss) from discontinued operations, net of tax	9	23,058	24,205	(243,337)

Net Profit		312,592	370,004	238,773

Profit attributable to the Company’s shareholders:
Profit from continuing operations		267,175	349,983	483,049
Profit/(loss) from discontinued operations		23,058	24,255	(247,957)
		290,233	374,238	235,092
Profit/(loss) attributable to non-controlling interests:	18
Profit/(loss) from continuing operations		22,359	(4,184)	(939)
Profit/(loss) from discontinued operations		—	(50)	4,620
		22,359	(4,234)	3,681
Earnings per share
Basic and diluted earnings per share	11	0.70	0.91	0.57

Earnings per share – Continuing operations
Basic and diluted earnings per share	11	0.65	0.85	1.17

Net Profit		312,592	370,004	238,773
Other comprehensive income/ (loss)
Items that will not be reclassified to profit or loss
Exchange differences on translation of financial statements of the Company		4,086	2,966	(7,818)
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translation of financial statements of overseas subsidiaries		(776)	(640)	1,570
Other comprehensive income/(loss), net of nil income tax		3,310	2,326	(6,248)

Total comprehensive income		315,902	372,330	232,525

Total comprehensive income attributable to the Company’s Shareholders		293,543	376,564	228,844

Total comprehensive income/(loss) attributable to non-controlling Interests	18	22,359	(4,234)	3,681

Total comprehensive income		315,902	372,330	232,525

Note:

The Group has restated the comparative information as a result of the business combination between entities under common control. See note 21 for further details.

The results of compulsory education business have been reclassified to discontinued operations and the prior year comparative results have been re-presented throughout the consolidated financial statements. See note 9 for further details.

The Group has initially applied IFRS 16 as of July 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See note 4(o).

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2020 AND 2021

(Amounts in thousands)

		2020	2021
	Note	RMB	RMB
Assets
Property and equipment, net	12	659,851	465,734
Intangible assets and goodwill, net	14	97,806	18,300
Right-of-use assets	13(a)	517,609	502,813
Contract costs		11,161	12,438
Prepayments to third party suppliers		142	—
Term deposits held at a related party finance entity	22(b)	—	1,420,939
Deferred tax assets	10	568	859

Non-current assets		1,287,137	2,421,083

Other receivables due from related parties	22(b)	77,442	53,868
Other current assets	15	36,516	37,785
Term deposits held at a related party finance entity	22(b)	921,601	477,303
Restricted bank deposits		324	1,324
Cash and cash equivalents	16/22(b)	516,446	279,420

Current assets		1,552,329	849,700

Total assets		2,839,466	3,270,783

Equity
Share capital	17	268	268
Share premium	17	134,583	134,583
Contributed capital	17	253,034	197,984
Reserves	17	396,053	442,953
Retained earnings		1,242,906	1,424,850
Total Hailiang Education Group Inc. shareholders’ equity		2,026,844	2,200,638
Non-controlling interests	18	10,797	16,222

Total equity		2,037,641	2,216,860

Liabilities
Contract liabilities	5(c)	3,159	132
Deferred tax liabilities	10	4,607	4,736
Lease liabilities	13(d)	18,749	30,521
Non-current liabilities		26,515	35,389

Trade and other payables due to third parties	19	272,012	376,747
Other payables due to related parties	19/22(b)	156,709	134,982
Contract liabilities	5(c)	295,979	444,865
Income tax payable		48,857	56,707
Lease liabilities	13(d)	1,753	5,233

Current liabilities		775,310	1,018,534

Total liabilities		801,825	1,053,923
Commitments and contingencies	23	—	—
Total equity and liabilities		2,839,466	3,270,783

Note:

The Group has restated the comparative information as a result of the business combination between entities under common control. See note 21 for further details.

The Group has initially applied IFRS 16 as of July 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See note 4(o).

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021

(Amounts in thousands)

							Total Hailiang
							Education Group
	Share	Share	Contributed	Translation	Statutory	Retained	Inc. shareholders’	Non‑controlling
	Capital	Premium	Capital	Reserve	Reserve	Earnings	Equity	Interests	Total Equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	Note 17	Note 17	Note 17	Note 17	Note 17			Note 18
Previously reported balance at June 30, 2018	268	134,583	235,895	8,144	304,523	638,246	1,321,659	13,154	1,334,813
Business combination under common control (note 17(a)(iii))	—	—	1,000	—	—	(340)	660	—	660
Adjustment on initial application of IFRS 15, net of income tax	—	—	—	—	—	18,279	18,279	—	18,279
Restated balance at July 1, 2018	268	134,583	236,895	8,144	304,523	656,185	1,340,598	13,154	1,353,752
Total comprehensive income
Profit for the year	—	—	—	—	—	290,233	290,233	22,359	312,592
Other comprehensive income	—	—	—	3,310	—	—	3,310	—	3,310
Total comprehensive income	—	—	—	3,310	—	290,233	293,543	22,359	315,902
Transfer to statutory reserve	—	—	—	—	44,958	(44,958)	—	—	—
Acquisition of business with non-controlling interests	—	—	—	—	—	—	—	9,408	9,408
Contributed capital (note 17(a)(iii))	—	—	15,139	—	—	—	15,139	—	15,139
Business combination under common control (note 17(a)(iii))	—	—	1,000	—	—	—	1,000	—	1,000
Dividends	—	—	—	—	—	—	—	(7,482)	(7,482)
Restated balance at June 30, 2019	268	134,583	253,034	11,454	349,481	901,460	1,650,280	37,439	1,687,719
Total comprehensive income
Profit for the year	—	—	—	—	—	374,238	374,238	(4,234)	370,004
Other comprehensive income	—	—	—	2,326	—	—	2,326	—	2,326
Total comprehensive income	—	—	—	2,326	—	374,238	376,564	(4,234)	372,330
Liquidation of subsidiaries (note 18)	—	—	—	—	(2,364)	2,364	—	(3,713)	(3,713)
Transfer to statutory reserve	—	—	—	—	35,156	(35,156)	—	—	—
Contribution from a non-controlling shareholder (note 18)	—	—	—	—	—	—	—	2,450	2,450
Dividends paid to a non-controlling shareholder of subsidiaries (note 18)	—	—	—	—	—	—	—	(21,145)	(21,145)
Restated balance at June 30, 2020	268	134,583	253,034	13,780	382,273	1,242,906	2,026,844	10,797	2,037,641
Total comprehensive income
Profit for the year	—	—	—	—	—	235,092	235,092	3,681	238,773
Other comprehensive income	—	—	—	(6,248)	—	—	(6,248)	—	(6,248)
Total comprehensive income	—	—	—	(6,248)	—	235,092	228,844	3,681	232,525
Transfer to statutory reserve	—	—	—	—	53,148	(53,148)	—	—	—
Waiving liabilities from non-controlling shareholders (note 17(a)(iii))	—	—	1,816	—	—	—	1,816	1,744	3,560
Cash consideration paid for the acquisition of affiliated entities under common control (note 17(a)(iii))	—	—	(56,866)	—	—	—	(56,866)	—	(56,866)
Balance at June 30, 2021	268	134,583	197,984	7,532	435,421	1,424,850	2,200,638	16,222	2,216,860

Note:

The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been consolidated at the earliest balance sheet date presented or when they first came under common control, whichever is later. See note 21 for further details.

The Group has initially applied IFRS 15 at July 1, 2018. Under the cumulative effect method, comparative information is not restated. See note 4(m).

The Group has initially applied IFRS 16 as of July 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See note 4(o).

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021

(Amounts in thousands)

		2019	2020	2021
	Note	RMB	RMB	RMB
Cash flows from operating activities
Net profit for the year		312,592	370,004	238,773
Adjustments for:

Impairment loss on property and equipment	9	—	—	174,026
Impairment loss on intangible assets and goodwill	9	—	—	78,233
Depreciation of owned property and equipment	12	133,316	136,693	133,420
Depreciation of right-of-use assets	13(a)	—	30,485	33,649
Gain on derecognition of a lease contract	13(b)	—	(39)	—
Gain on lease modification	13(b)	—	—	(82)
Loss on the disposal of property and equipment		342	693	515
Amortization of intangible assets	14	1,494	2,694	2,659
Net foreign exchange gain		(465)	(287)	(397)
Interest income		(24,489)	(24,870)	(42,834)
Interest expenses		208	4,803	1,584
Income tax expenses	10	108,713	121,924	166,969

		531,711	642,100	786,515
Changes in operating assets and liabilities, net of effect of acquisitions and disposals:
Other current assets and contract costs		(8,933)	2,033	(9,437)
Trade and other payables due to third parties		99,642	48,854	111,180
Other payables due to related parties		(3,080)	8,503	11,386
Contract liabilities		204,139	(121,524)	145,859

Cash generated from operating activities		823,479	579,966	1,045,503
Income tax paid		(111,317)	(135,596)	(152,111)

Net cash generated from operating activities		712,162	444,370	893,392

Cash flows from investing activities
Interest received		20,592	25,308	17,990
Proceeds from sale of property and equipment		—	737	—
Purchase of property and equipment		(99,810)	(128,263)	(120,160)
Purchase of intangible assets		(1,743)	(935)	(366)
Purchase of right-of-use assets	13(c)	—	(524,996)	—
Payments of restricted bank deposits		(1,613)	—	(1,000)
Collection of restricted bank deposits		—	1,289	—
Term deposits placed with a related party finance entity	22(a)(iii)	(4,709,697)	(3,816,762)	(4,180,615)
Maturity of term deposits placed with a related party finance entity	22(a)(iii)	3,526,603	4,282,255	3,233,296
Repayment of loans from a related party	22(a)(i)	12,412	11,850	21,649
Acquisition of an affiliated entity, net of cash acquired		(627)	—	—

Net cash used in investing activities		(1,253,883)	(149,517)	(1,029,206)

Cash flows from financing activities
Loans borrowed from a related party	22(a)(ii)	9,000	13,000	4,000
Repayment of loans to related parties	22(a)(i)(ii)	(4,000)	(34,079)	(41,981)
Repayment of interest on loans to a related party	22(a)(ii)	—	—	(853)
Acquisition of affiliated entities under common control	21	—	—	(56,866)
Capital contributions	18	1,139	2,450	—
Payments to a non-controlling shareholder upon the liquidation of Subsidiaries	18	—	(3,713)	—
Capital element of lease rentals paid	13(c)	—	(2,721)	(3,829)
Interest element of lease rentals paid	13(c)	—	(4,174)	(944)
Dividends paid to a non-controlling shareholder of subsidiaries	18	(7,482)	(21,145)	—

Net cash used in financing activities		(1,343)	(50,382)	(100,473)

Net (decrease)/increase in cash and cash equivalents		(543,064)	244,471	(236,287)
Cash and cash equivalents at beginning of the year		815,306	271,538	516,446
Effect of movements in exchange rates on cash and cash equivalents		(704)	437	(739)

Cash and cash equivalents at the end of the year		271,538	516,446	279,420

Non-cash transaction:
Deemed capital contribution for awards paid to the Group’s teachers by the controlling shareholder	17(a)(iii)	15,000	—	—
Payables for purchase of property and equipment		21,930	53,803	47,600

Note:

The Group has restated the comparative information as a result of the business combination between entities under common control. See note 21 for further details.

The Group has initially applied IFRS 16 as of July 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See note 4(o).

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

The Group is principally engaged in the provision of education and management services in the People’s Republic of China (“PRC”). The Group mainly offered K-12 student management services, including accommodation and after-school enrichment services, high school curriculum education services and K-9 compulsory curriculum education services (collectively referred to as “K-12 educational services”) in schools located in 5 provinces of China, operation and management services and ancillary educational services.

On May 14, 2021, the PRC State Council announced the issuance of the Implementation Regulations of the People’s Republic of China on the Law Regarding the Promotion of Private Education (the “Implementation Rules”), which became effective on September 1, 2021. Among other things, the Implementation Rules prohibit social organizations and individuals from controlling a private school that provides compulsory education by means of merger, acquisition, contractual arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with its related parties. Compulsory education in this context means the nine years of curriculum education mandated by the PRC, consisting of six years of primary education and three years of secondary education.

The Implementation Rules impose significant uncertainties over the validity of Contractual Arrangements (see below note 2(b)) that establish the corporate structure for operating compulsory education business. In the event the Group is unable to enforce these Contractual Arrangements, the Group may not be able to exert effective control over the affiliated entities providing compulsory education. In particular, under the Implementation Rules a private school providing compulsory education is prohibited from conducting transactions with its related parties, and this significantly affects the enforceability of the Consulting Services Agreements with affiliated entities providing compulsory education. Therefore, the Group re-assessed its control over the affiliated entities providing compulsory education. It is of the view that the Implementation Rules impose significant uncertainties and restrictions on the Group’s ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and its ability to be exposed to returns that are commensurate with a controlling interest, and that such uncertainties and restrictions already had a significant impact on the Group’s ability to direct and its economic exposure from involvement with such entities as from September 1, 2021. Accordingly, the Group has concluded that it lost control of the affiliated entities providing compulsory education on September 1, 2021.

As of June 30, 2021, the Company’s subsidiaries and consolidated affiliated entities are as follows:

	Place and year of	Legal
Subsidiaries	Establishment	Ownership	Principal activities
Hailiang Education (HK) Limited (“Hailiang HK”)	Hong Kong, China, 2011	100%	Investment holding
Zhejiang Hailiang Education Consulting and Services Co., Ltd. (“Hailiang Consulting “or “WOFE”)	Zhejiang, China, 2011	100%	Investment holding
Ningbo Hailiang Education Logistics Management Co., Ltd.	Zhejiang, China, 2017	100%	Operation and management service
Ningbo Haoliang Information Consulting Co., Ltd. (“Ningbo Haoliang”)	Zhejiang, China, 2017	100%	Operation and management service
Zhuji Nianxin Lake Hotel Co., Ltd.	Zhejiang, China, 2017	100%	Hotel management service
Ningbo Hailiang Sports Development Co., Ltd.	Zhejiang, China, 2018	100%	Well-rounded education
Zhuji Hailiang Supply Chain Management Co., Ltd.	Zhejiang, China, 2018	100%	Procurement and transportation services
Zhuji Hailiang Logistics Service Co., Ltd.	Zhejiang, China, 2018	100%	Accommodation service
Zhuji Hailiang After-school Service Co., Ltd.	Zhejiang, China, 2018	100%	After-school enrichment service Well-rounded education
Hailiang Education International Studying Service Limited	Hongkong, China, 2018	100%	Overseas study consulting service
Hangzhou Hailiang International Studying Service Co., Ltd.	Zhejiang, China, 2018	100%	Overseas study consulting service
Hangzhou Hailiang Study Trip Co., Ltd	Zhejiang, China, 2018	100%	Study trip service
Pate’s-Hailiang International College Company Limited	United Kingdom, 2018	100%	Overseas study consulting service
Hailiang International Education Group Pte. Ltd.	Singapore, 2020	100%	Investment holding
My Campus Study Centre PTE Ltd.	Singapore, 2021	100%	Ancillary educational services
Hangzhou Hailiang Youcai Education Technology Co., Ltd.	Zhejiang, China, 2021	100%	Investment holding
Ninghai Hailiang Education Logistics Management Co., Ltd	Zhejiang, China, 2021	100%	Operation and management service
Xiantao Hailiang Education Logistics Management Co., Ltd. (“Xiantao Logistics”)	Hubei, China, 2021	90%	Operation and management service

	Place and year of	Legal
Consolidated affiliated entities	Establishment	ownership		Principal activities
Hailiang Education Management Group Co., Ltd. (“Hailiang Management”, previously named “Zhejiang Hailiang Education Investment Group Co., Ltd.”)	Zhejiang, China, 2012	N/A	*	Investment holding
Zhejiang Hailiang Mingxin Education Technology Co., Ltd.	Zhejiang, China, 2017	N/A	*	Overseas study consulting service
Zhejiang Zhuji Hailiang Experimental High School (“Experimental High”)	Zhejiang, China, 2002	N/A	*	K-12 student management services and high school curriculum education services
Zhejiang Zhuji Hailiang Senior Middle School	Zhejiang, China, 2016	N/A	*	K-12 student management services and high school curriculum education services
Zhejiang Zhuji Hailiang High School of Art (Previously named “Hailiang Art Middle School”)	Zhejiang, China, 2017	N/A	*	K-12 student management services and high school curriculum education services
Zhuji Hailiang Foreign Language High School Co., Ltd. (“Zhuji Hailiang Foreign Language High School”)	Zhejiang, China, 2018	N/A	*	K-12 student management services and high school curriculum education services
Zhenjiang Jianghe High School of Art	Jiangsu, China, 2018	N/A	*	K-12 student management services and high school curriculum education services
Zhejiang Mingxin International Travel Co., Ltd.	Zhejiang, China, 2018	N/A	*	Study trip service
Shaoxing Sihai International Travel Co., Ltd. (“Sihai International Travel”)	Zhejiang, China, 2010	N/A	*	Study trip service
Zhuji Tianma Boya Educational Training Center Co., Ltd.	Zhejiang, China, 2019	N/A	*	Academic subject tutoring
Hangzhou Mingyou Educational Training School Co., Ltd.	Zhejiang, China, 2019	N/A	*	Academic subject tutoring
Hailiang Mingyou Future (Zhejiang) Education Technology Co., Ltd. (previously named “Zhuji Yuesheng Management Consulting Co., Ltd.”)	Zhejiang, China, 2018	N/A	*	Investment holding
Shanghai Yunhan Education Technology Co., Ltd.	Shanghai, China, 2020	N/A	*	Investment holding
Xinchang Nanrui Hailiang Education Technology Co., Ltd.	Zhejiang, China, 2020	N/A	*	Investment holding
Ninghai Hailiang Education Development Co., Ltd.	Zhejiang, China, 2021	N/A	*	Investment holding
Zhuji Mingyou Training Center Co., Ltd.	Zhejiang, China, 2020	N/A	*	Academic subject tutoring
Zhuji Hailiang Chengzhong Mingyou Training Center Co., Ltd.	Zhejiang, China, 2020	N/A	*	Academic subject tutoring
Zhejiang Hailiang Mingyou Education Technology Co., Ltd. (“Zhejiang Hailiang Mingyou”)	Zhejiang, China, 2020	N/A	*	Investment holding
Xinchang Mingyou Cultural Development Co., Ltd.	Zhejiang, China, 2021	N/A	*	Academic subject tutoring

Xinchang Mingyou Education Training Center Co., Ltd.	Zhejiang, China, 2021	N/A	*	Academic subject tutoring
Zhuji Mingyou Lechuang Education Technology Co., Ltd.	Zhejiang, China, 2021	N/A	*	Academic subject tutoring
Ninghai Yipin Education Training Co., Ltd.	Zhejiang, China, 2021	N/A	*	Academic subject tutoring
Suqian Leqi Training Co., Ltd.	Jiangsu, China, 2021	N/A	*	Academic subject tutoring
Hangzhou Hailiang Mingyou Online Education Technology Co., Ltd.	Zhejiang, China, 2021	N/A	*	Academic subject tutoring
Hangzhou Hailiang Education Management Co., Ltd.	Zhejiang, China, 2018	N/A	*	Investment holding
Zhejiang Zhuji Hailiang Foreign Language School (“Foreign Language”)	Zhejiang, China, 1995	N/A	*	K-9 compulsory curriculum education services
Zhejiang Zhuji Tianma Experimental School (“Tianma Experimental”)	Zhejiang, China, 1995	N/A	*	K-9 compulsory curriculum education services
Zhejiang Zhuji Hailiang Primary School	Zhejiang, China, 2016	N/A	*	K-9 compulsory curriculum education services
Zhejiang Zhuji Hailiang Junior Middle School	Zhejiang, China, 2016	N/A	*	K-9 compulsory curriculum education services
Lanzhou Hailiang Education Consulting Co., Ltd.	Gansu, China, 2019	N/A	*	Investment holding
Lanzhou Hailiang Experimental School	Gansu, China, 2020	N/A	*	K-9 compulsory curriculum education services
Wuhu Hailiang Education Management Co., Ltd.	Anhui, China, 2020	N/A	*	Investment holding
Wuhu Hailiang Experimental School	Anhui, China, 2020	N/A	*	K-9 compulsory curriculum education services
Jinhua Hailiang Education Technology Co., Ltd.	Zhejiang, China, 2020	N/A	*	Investment holding
Wenzhou Hailiang Juxian Education Technology Co., Ltd. (“Juxian Technology”)	Zhejiang, China, 2020	N/A	*	Investment holding
Hailiang Overseas Chinese School	Zhejiang, China, 2020	N/A	*	K-9 compulsory curriculum education services
Jinhua Hailiang Foreign Language School	Zhejiang, China, 2018	N/A	*	K-9 compulsory curriculum education services
Ninghai Hailiang Education Management Co., Ltd.	Zhejiang, China, 2021	N/A	*	Investment holding
Xianghu Future School	Zhejiang, China, 2021	N/A	*	K-9 compulsory curriculum education services
Feicheng Education Investment	Shandong, China, 2018	N/A	*	Investment holding
Feicheng Hailiang Foreign Language School	Shandong, China, 2018	N/A	*	K-9 compulsory curriculum education services

*  These entities are controlled by the Company pursuant to the contractual arrangements disclosed below in note 2(b).

2      Basis of preparation

(a)   Statement of compliance

The consolidated financial statements of the Group as of June 30, 2020 and 2021 and for each of the years in the three-year period ended June 30, 2021 comprise the accounts of the Company, its subsidiaries and consolidated affiliated entities, in which all intercompany balances and transactions have been eliminated. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Company’s board of directors on November 12, 2021.

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

	2020	2021
	RMB	RMB
Total non-current assets	988,794	1,127,437
Total current assets*	1,172,224	953,518
Total assets	2,161,018	2,080,955
Total non-current liabilities	23,130	32,933
Total current liabilities	603,797	757,094
Total liabilities	626,927	790,027

* Intercompany receivables due from the WOFE and its subsidiaries have been eliminated upon consolidation.

	2019	2020	2021
	RMB	RMB	RMB
Revenue from continuing operations	613,975	598,275	510,200
Revenue from discontinued operations	490,542	489,699	618,653
Profit before tax from continuing operations	175,911	203,817	73,612
Profit/(loss) before tax from discontinued operations (note 9)	23,058	24,205	(241,723)
Net profit from continuing operations	126,467	151,169	53,480
Net profit/(loss) from discontinued operations (note 9)	23,058	24,205	(243,337)

The affiliated entities contributed an aggregate of 60.0%, 58.2% and 37.1% of the Group’s consolidated revenue from continuing operations for the years ended June 30, 2019, 2020 and 2021, respectively. As of June 30, 2020 and 2021, the affiliated entities accounted for an aggregate of 76.1% and 63.6%, respectively, of the consolidated total assets, and 78.2% and 75.0%, respectively, of the consolidated total liabilities.

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

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above Contractual Arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the Contractual Arrangements are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

●	require the Company to restructure its ownership structure and operations in the PRC to comply with the existing or future PRC laws and regulations;
●	revoke the Affiliated Entities’ business and operating licenses;
●	require the Affiliated Entities to discontinue or restrict operations;
●	block the Affiliated Entities’ websites;
●	impose additional conditions or requirements with which the Affiliated Entities may not be able to comply; or
●	take other regulatory or enforcement actions against the Affiliated Entities that could be harmful to the Affiliated Entities’ business.

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

(d)   Functional and presentation currency

The functional currency of each of the Group’s entities is the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company’s functional currency is the United States dollar (“USD”), whereas the functional currency of the entities located in Singapore is the Singapore dollar (“SGD”) and the PRC entities of the Group is the Renminbi (“RMB”), respectively.

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

Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

●	Note 2 (c), risks and uncertainties (the enforceability of the Contractual Agreements)
●	Note 9, Discontinued operations
●	Note 10, income tax expenses
●	Note 12, property and equipment
●	Note 13, Leases
●	Note 14, intangible assets and goodwill
●	Note 20(a), credit risk

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

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about assumptions made in measuring fair values is included in the following notes:

●	Note 20(d), fair value

3      Changes in accounting policies

The IASB has issued several amendments to IFRSs that are first effective for the current accounting period of the Group and the Company. None of the developments have had a material effect on how the Group’s financial statements for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period as set out in note 4(u).

4      Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements, and have been applied by each of the entities comprising the Group.

(a)   Basis of consolidation

(i)    Business combinations

The Group accounts for business combinations (except entities acquired under common control) using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

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

(ii)   Subsidiaries and consolidated affiliated entities

Subsidiaries and consolidated affiliated entities are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries and consolidated affiliated entities are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. When the Group loses control over a subsidiary or a consolidated affiliated entity, it derecognizes the assets and liabilities of the entity, and any related NCI and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary or consolidated affiliated entity is measured at fair value when control is lost.

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

(ii)	Classification and subsequent measurement Non-derivative financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; Fair value through other comprehensive income (“FVOCI”) - debt investment; FVOCI - equity investment; or FVTPL.

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

-      how managers of the business are compensated - e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

-      The frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

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

Non-derivative financial liabilities - Classification, subsequent measurement and gains and losses

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

Evidence that a financial asset is credit-impaired includes the following observable data:

-significant financial difficulty of the borrower or issuer;

-a breach of contract such as a default or being more than 90 days past due;

-the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

-it is probable that the borrower will enter bankruptcy or other financial reorganization; or

-the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is recognized in OCI and accumulated in the fair value reserve (recycling).

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

In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of CGUs. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of CGUs.

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

(j)   Term deposits

Term deposits comprise highly liquid investments with original maturities of three months or greater than three months, which are held for the purpose of investment.

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

(iii)  Long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

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

K-12 educational services

The Group’s revenue is principally derived from the provision of boarding school educational services to students. The Group offers basic educational and international programs at the primary school, middle school and high school. Revenue from K-12 educational services include revenue from K-12 student management services and high school curriculum education services and revenue from K-9 compulsory curriculum education services. K-9 compulsory curriculum education services revenue has been included in the discontinued operations.

Tuition fees are generally collected before the beginning of each school year. Each school year is comprised of two semesters. Generally, the first semester starts in September and ends in January next year. The second semester starts the following month in February and ends in June. Due to the impact of COVID-19, the second semester of 2019/2020 was extended to July.

Each contract with a student in respect of the educational programs contains multiple performance obligations consisting of the provision of the curriculum education services, after-school enrichment services, accommodations, transportation services, other ancillary school activities, delivery of educational books and related materials, and meal catering services. These performance obligations are distinct in the context of the contract. The consideration expected to be received is allocated at contract inception among the performance obligations based on their stand-alone selling prices.

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

Revenue attributable to the provision of the curriculum education services, after-school enrichment services, accommodations, transportation services and other ancillary school activities is recognized over time, based on a straight-line basis over the school year, as customers simultaneously receive and consume the benefits of these services throughout the service period, and the control of curriculum education services, after-school enrichment services, accommodations, transportation services and other ancillary school activities is transferred evenly over the school year. Revenue attributable to the delivery of educational books and related materials, and meal catering services is recognized at point in time, respectively, when the control of the educational books and related materials or underlying goods is transferred to customers. The Group considers that it is acting as the principal in the transaction and recognizes revenue from sales of the educational materials on a gross basis.

During the year ended June 30, 2020, in response to the COVID-19 pandemic, between February 2020 and April 2020, the Group temporarily stopped providing offline curriculum education services, accommodations and transportation services to students, instead it offered online curriculum education services to students during the period. Revenue attributable to the curriculum education services is recognized over the service period based on the estimated progress of courses delivery, and revenue attributable to the accommodations and transportation services is recognized over time evenly over the period with service provided. The amount of considerations relating to accommodations and transportation service to students between February 2020 and April 2020, which were not provided, has been recorded as refund liability in trade and other payables to third parties.

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

Operation and management services

The Group also provides operation and management services to schools, including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services.

The promised services in each operation and management service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The revenue is recognized on a straight-line basis over the period of the operation and management service, as customers simultaneously receive and consume the benefits of these services throughout the service period. Invoices are usually settled within 30 days from billing date.

Ancillary educational services

i)	well-rounded education and academic subject tutoring

The Group provides various extracurricular courses to arouse students’ interest and broaden their both academic and nonacademic outlook.

Each contract of well-rounded education and academic subject tutoring contains a single performance obligation. Tuition fee is generally collected in advance and is initially recorded as contract liability. Revenue from well-rounded education and academic subject tutoring is recognized over time, proportionately as the tutoring sessions are delivered, as customers simultaneously receive and consume the benefits of these services throughout the service period. The Group is the principal in providing well-rounded education and academic tutoring as it controls such services before the services are transferred to the customer.

ii)	Study trip services

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

iii)	Others

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

(o)  Leases

On July 1, 2019, the Group adopted IFRS 16, Lease, using the modified retrospective transition approach resulting in the recognition of right-of-use assets of RMB411,115 and lease liabilities of RMB411,090 upon adoption. Therefore, comparative information continues to be reported under IAS 17 and related interpretations. Additionally, the disclosure requirements in IFRS 16 have not been applied to comparative information.

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

(i)As a lessee

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

(s)   Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

––    represents a separate major line of business or geographic area of operations;

––    is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or

––    is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs at the earlier of when an operation meets the criteria to be classified as held-for-sale, when a group of assets ceases to be used or when the Group disposes of an operation.

When an operation is classified as a discontinued operation, the comparative statement of profit or loss and OCI is re-presented as if the operation had been discontinued from the start of the comparative year.

(t)   Related parties

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

(u)   Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended June 30, 2021

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended June 30, 2021 and which have not been adopted in these consolidated financial statements. These include the following which may be relevant to the Group.

Effective for
accounting periods
beginning on or after
Amendments to IFRS 3, Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 37, Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022

For those other new standards with effective date beginning on or after January 1, 2021, the Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application.

Amendments to IFRS 3 are intended to replace a reference to the previous Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting issued in March 2018. The amendments also add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 to identify the liabilities it has assumed in a business combination instead of referring to the Conceptual Framework. Furthermore, the amendments clarify that contingent assets do not qualify for recognition at the acquisition date. The Group expects to adopt the amendments prospectively from July 1, 2022. Since the amendments apply prospectively to business combinations for which the acquisition date is on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

Amendments to IAS 37 specify that the cost of fulfilling the contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract can either be the incremental costs of fulfilling that contract (e.g., direct labor and materials) or an allocation of other costs that relate directly to fulfilling that contract (e.g., an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract as well as contract management and supervision costs). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The Group expects to adopt the amendments from July 1, 2022. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IAS 16 prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling any such items, and the cost of those items, in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022 and shall be applied retrospectively only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. The Group expects to adopt the amendments prospectively from July 1, 2022. The amendments are not expected to have any significant impact on the Group’s financial statements.

5     Revenue and segment reporting

(i)	Revenue

(a)Disaggregation of revenue from contracts with customers by major revenue stream is as follows:

	2019	2020	2021
	RMB	RMB	RMB
Revenue from continuing operations
K-12 student management services and high school curriculum education services*	754,493	861,923	1,111,585
Ancillary educational services**	230,510	121,611	204,221
Operation and management services	37,792	43,839	59,984
Total	1,022,795	1,027,373	1,375,790

Revenue from discontinued operations
K-9 compulsory curriculum education services	490,542	489,699	618,653
Total	490,542	489,699	618,653

*K-12 student management services and high school curriculum education services include accommodation and after-school enrichment services to K-12 school students and high school curriculum education services.

**Ancillary educational services primarily include well-rounded education and academic subject tutoring, study trip and overseas study consulting services.

(b)Disaggregation of revenue from contracts with customers by timing of revenue recognition is as follows:

	2019	2020	2021
	RMB	RMB	RMB
Revenue from continuing operations
Timing of revenue recognition
Revenue recognized over time	940,108	932,102	1,223,868
Revenue recognized point in time	82,687	95,271	151,922
Total	1,022,795	1,027,373	1,375,790

Revenue from discontinued operations
Timing of revenue recognition
Revenue recognized over time	375,012	384,371	463,543
Revenue recognized point in time	115,530	105,328	155,110
Total	490,542	489,699	618,653

(c)Contract liabilities

The following table provides information about contract liabilities from contracts with customers.

	2020	2021
	RMB	RMB
Current liabilities
Contract liabilities	295,979	444,865
Non-current liabilities
Contract liabilities	3,159	132

The contract liabilities primarily relate to payments received related to unsatisfied performance obligations for the K-12 student management services and high school curriculum education services, K-9 compulsory curriculum education services and ancillary educational services as of June 30, 2020 and 2021, included in current and non-current contract liabilities in the Group’s consolidated statements of financial position.

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

The Group identified four operating segments for the years ended June 30, 2019 and 2020, including K-12 educational and management services, educational training services, study trip and overseas study consulting services and hotel management services.

For the year ended June 30, 2021, the Group optimized its management structure due to the impact of Implementation Rules announced on May 14, 2021, and restructured to three operating segments, including K-12 student management services and high school curriculum education services and operation and management services, K-9 compulsory curriculum education services, and ancillary educational services for efficient resource allocation and high-quality management for affiliated and managed schools and students.

K-12 student management services and high school curriculum education services and operation and management services, K-9 compulsory curriculum education services, and ancillary educational services were identified as reportable segments, respectively.

The Group updated the presentation of segment information for prior years to conform to the current year’s presentation.

As disclosed in note 21, as the comparative financial information was restated due to the business combination under common control, the comparative segment information was also restated.

As disclosed in note 9, the Group has classified the historical financial results of compulsory education business as discontinued operations, and has updated the presentation of segment information for prior years to conform to the current year’s presentation.

Although intra-group transactions have been fully eliminated in the consolidated financial results, when presenting the results of continuing and discontinued operations, management has attributed the elimination of transactions between the continuing operations and the discontinued operation in a way that reflects the continuance of these transactions, because management believes this is useful to the users of the financial statements. To achieve this presentation, management has eliminated the results of the inter-segment sales and cost thereof made that the continuing operations providing to K-9 compulsory education.

(a) Segment results

The revenue and operating results by segments were as follows:

For the year ended June 30, 2019

	K-12 student management	K-9 compulsory
	services and high school	curriculum
	curriculum education services	education	Ancillary
	and operation and	service	educational
	management services	(discontinued)**	services	Unallocated*	Total
	RMB	RMB	RMB	RMB	RMB
Revenues from external customers	792,285	490,542	230,510	—	1,513,337
Inter-segment revenues	287	135	8,590	—	9,012
Total segment revenues	792,572	490,677	239,100	—	1,522,349

Segment income/(loss) before income tax	299,459	23,058	105,427	(6,639)	421,305
Interest income	13,374	7,889	1,629	1,597	24,489
Interest expenses	—	208	—	—	208
Depreciation and amortization	31,173	95,793	7,844	—	134,810

*    Unallocated income (expenses) are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segment.

**   See Note 9.

For the year ended June 30, 2020

	K-12 student management	K-9 compulsory
	services and high school	curriculum
	curriculum education services	education	Ancillary
	and operation and	service	educational
	management services	(discontinued)**	services	Unallocated*	Total
	RMB	RMB	RMB	RMB	RMB
Revenues from external customers	905,762	489,699	121,611	—	1,517,072
Inter-segment revenues	711	418	18,002	—	19,131
Total segment revenues	906,473	490,117	139,613	—	1,536,203

Segment income/(loss) before income tax	459,875	24,205	16,948	(9,100)	491,928
Interest income	14,352	8,827	476	1,215	24,870
Interest expenses	3,040	1,368	395	—	4,803
Depreciation and amortization	59,306	102,345	8,221	—	169,872
*	Unallocated income (expenses) are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segment.

**   See Note 9.

For the year ended June 30, 2021

	K-12 student
	management services
	and high school
	curriculum education	K-9 compulsory
	services and	curriculum
	operation and	education	Ancillary
	management	service	educational
	services	(discontinued)**	services	Unallocated*	Total
	RMB	RMB	RMB	RMB	RMB
Revenues from external customers	1,171,569	618,653	204,221	—	1,994,443
Inter-segment revenues	1,824	465	12,466	—	14,755
Total segment revenues	1,173,393	619,118	216,687	—	2,009,198

Segment income/(loss) before income tax	566,434	(241,723)	90,285	(9,254)	405,742
Interest income	35,026	6,843	956	9	42,834
Interest expenses	278	433	873	—	1,584
Depreciation and amortization	62,086	96,393	11,249	—	169,728
Impairment loss	—	252,259	—	—	252,259

*    Unallocated income (expenses) are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segment.

**   See Note 9.

	2019	2020	2021
	RMB	RMB	RMB
Revenue
Total segment revenues	1,522,349	1,536,203	2,009,198
Elimination of inter-segment revenues	(9,012)	(19,131)	(14,755)
Elimination of discontinued operations	(490,542)	(489,699)	(618,653)
Consolidated revenues	1,022,795	1,027,373	1,375,790

Profit before tax
Segment income before income tax	421,305	491,928	405,742
Elimination of discontinued operations	(23,058)	(24,205)	241,723
Consolidated profit before tax from continuing operations	398,247	467,723	647,465

Note:

The Group has initially applied IFRS 16 as of July 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See note 4(o).

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

6      Other income, net

	2019	2020	2021
	RMB	RMB	RMB
Government grants	21,121	68,682	46,343
Others	(194)	(1,612)	287
	20,927	67,070	46,630

7      Employee benefit expenses

	2019	2020	2021
	RMB	RMB	RMB
Wages and salaries	336,605	316,513	438,170
Contributions to defined contribution plans	31,877	44,370	57,006
Long-term employee benefits	—	—	9,831
	368,482	360,883	505,007

The total employee benefit expenses in connection with discontinued operations was RMB313,421 (2020: RMB207,796 and 2019: RMB219,601).

8      Profit before tax

(i)    Net finance income

	2019	2020	2021
	RMB	RMB	RMB
Interest income	16,131	15,748	35,991
Others	465	289	(151)
Finance income	16,596	16,037	35,840
Interest on lease liabilities (Note 13(b))	—	(3,435)	(1,151)
Finance costs	—	(3,435)	(1,151)
Net finance income	16,596	12,602	34,689

Interest income was mainly generated from deposits placed with a related party finance entity (Note 22(a)(iii)).

Net finance income relating to discontinued operations are disclosed in note 9.

(ii)   Expenses by nature

Expenses by nature from continuing operations include:

	2019	2020	2021
	RMB	RMB	RMB
Employee benefit expenses (Note 7)	368,482	360,883	505,007
Students related cost	123,888	125,789	125,536
Transportation	25,696	23,689	20,393
Marketing and promotion	11,761	13,897	29,590
Depreciation of owned property and equipment	37,781	40,321	42,989
Depreciation of right-of-use assets	—	24,675	27,778
Utilities	19,698	15,247	20,189
Amortization of intangible assets	1,235	2,531	2,567
Operating lease charges	28,252	—	—
Others	45,278	32,290	35,595
Total cost of revenue, selling expenses and administrative expenses	662,071	639,322	809,644

Students related costs are mainly comprised of costs for textbooks, uniforms, dining services, living accommodations and other educational service costs.

The Group has initially applied IFRS 16 using the modified retrospective approach to recognize right-of-use assets relating to leases which were previously classified as operating leases under IAS 17. After initial recognition of right-of-use assets at July 1, 2019, the Group as a lessee is required to recognize the depreciation of right-of-use assets, instead of the previous policy of recognizing rental expenses incurred under operating leases on a straight-line basis over the lease term. Under this approach, the comparative information is not restated. See note 4(o).

9   Discontinued operations

On May 14, 2021, the PRC State Council announced the issuance of the Implementation Regulations of the People’s Republic of China on the Law Regarding the Promotion of Private Education (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling a private school that provides compulsory education by means of merger, acquisition, contractual arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with its related parties. As stated in note 1, the Group has considered that it lost control over affiliated entities providing compulsory education as from September 1, 2021.

Further, the Group has considered the ancillary nature of the activities and the insignificance of the costs related to the K9 compulsory education business while the related schools were closed between June 30, 2021 and date of loss of control of September 1, 2021. The Group has determined that, in substance, it has ceased all revenue-generating activities related to that business and has discontinued that business by June 30, 2021. As K9 compulsory education business represents an operating segment and a separate major line of business of the Group, the Group has presented the results of K-9 compulsory education business as discontinued operations. The comparative

Consolidated Statements of Profit or Loss and Other Comprehensive Income have been represented to show the discontinued operations separately from continuing operations. Details of the results from discontinued operations are set out below:

	2019	2020	2021
	RMB	RMB	RMB

Revenue	490,542	489,699	618,653
Cost of revenue	(437,393)	(445,286)	(582,755)

Gross profit	53,149	44,413	35,898
Other income, net	4,650	6,571	6,096
Selling expenses	(13,990)	(14,107)	(14,509)
Administrative expenses	(28,900)	(20,424)	(23,907)
Impairment loss on property and equipment	—	—	(174,026)
Impairment loss on intangible assets and goodwill	—	—	(78,233)

Operating profit	14,909	16,453	(248,681)
Finance income	8,357	9,122	7,391
Finance costs	(208)	(1,370)	(433)

Net finance income	8,149	7,752	6,958

Profit/(loss) before tax	23,058	24,205	(241,723)
Income tax expenses	—	—	(1,614)
Profit/(loss) from the discontinued operations, net of tax	23,058	24,205	(243,337)

Upon the release of the Implementation Rules, the Group identified impairment indicators relating to the non-financial long-term assets associated with the cash generating units (the “CGUs”) relating to the affiliated entities providing compulsory education, considering the impending loss of control and the uncertainties associated with the ability to recover from the net assets arising from the impact of the Implementation Rules. The Group performed an impairment assessment on these non-financial long-term assets as at June 30, 2021, which included property and equipment, right-of-use assets, and intangible assets and goodwill relating to the affiliated entities providing compulsory education. The estimates of the recoverable amounts of the CGUs were based on the fair values less costs of disposal of the respective CGUs, taking into consideration of the asset-specific sale restrictions and uncertainties under the relevant laws and regulations, the relevant publicly available information, replacement cost, remaining useful lives, newness rates and early-termination clauses in leases. A cost approach has been applied as no comparable market transactions have been identified and estimates of future income from the CGUs are not readily available given the significant uncertainties over profitability under the new regulatory regime.

The fair values on which the recoverable amounts are based on are categorized as level 3 fair value measurement. Based on the result of the assessment, impairment losses of RMB174,026 and RMB78,233 (FY2020: nil and nil) have been recognized against the carrying amounts of property and equipment, and intangible assets and goodwill, respectively. Nil impairment loss has been recognized against the carrying amount of right-of-use assets (FY2020: nil).

The condensed cash flows of these affiliated entities were as follows:

	2019	2020	2021
	RMB	RMB	RMB

Net cash generated from operating activities	324,206	190,049	118,311
Net cash used in investing activities	(229,228)	(389,915)	(48,770)
Net cash generated from / (used in) financing activities	6,000	12,421	(74,258)

10      Income taxes

The Company is incorporated in the Cayman Islands and conducts its primary business operations through its subsidiaries and consolidated affiliated entities in the PRC. It also has a wholly-owned subsidiary in Hong Kong and Singapore. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

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

Singapore

Under the Singapore tax laws, subsidiaries in Singapore are subject to the Singapore profits tax rate at 17%.

China

Under the Enterprise Income Tax (“EIT”) Law, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

According to the Law on the Promotion of Private Education (“2016 Private Education Law”) effective as of September 1, 2017, sponsors of private schools may choose to register their schools as either non-profit or for-profit schools but sponsors are not permitted to register for-profit schools that provide compulsory education. Non-profit private schools will be entitled to the same tax benefits as public schools, while for-profit private schools may be subject to 25% enterprise income tax rate. For Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High School, the Group elected to register their statuses as for- profit. Accordingly, these two schools are subject to unified 25% enterprise income tax rate.

Except for Zhenjiang Jianghe High School of Art and Zhuji Hailiang Foreign Language High School registered as for-profit schools, other affiliated schools within the Group registered as non-profit schools as of June 30, 2021, which are be entitled to the same tax benefits as public schools, are exempt from income taxes.

The Group evaluates whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

As of June 30, 2021, the Group had unused tax loss of RMB36,861 available for offset against future taxable profits, of which RMB3,501 will expire as of June 30, 2023, RMB6,079 will expire as of June 30, 2024, RMB6,915 will expire as of June 30, 2025, RMB15,327 will expire as of June 30, 2026 (As of June 30, 2020, the Group had unused tax loss of RMB20,496 available for offset against future taxable profits, of which RMB3,501 will expire as of June 30, 2023, RMB6,994 will expire as of June 30, 2024, RMB9,924 will expire as of June 30, 2025). No deferred tax assets have been recognized in respect of such tax losses, because it is not probable that future taxable profit against which the losses can be utilized will be available in the relevant tax jurisdiction.

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to their offshore parent entities, would be subject to 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. The Company has not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB1,080,372 and RMB1,425,882 as of

June 30, 2020 and 2021, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC indefinitely in the foreseeable future.

(i)	Income tax expenses in the consolidated statements of profit or loss and other comprehensive income represents:

	2019	2020	2021
	RMB	RMB	RMB
Current
—PRC income tax expenses	108,545	122,576	165,517
Deferred
—PRC income tax expenses	168	(652)	(162)
Income tax expenses on continuing operations for the year	108,713	121,924	165,355

Note: Income tax expenses of RMB1,614 (2020: nil and 2019: nil) arises on the profit from discontinued operations (see note 9).

(ii)	Reconciliation between the provision for income tax computed by applying applicable tax rates:

Reconciliation between the provision for income tax computed by applying applicable tax rates in fiscal year 2019, 2020 and 2021 to profit before income taxes and the actual provision for income tax was as follow:

	2019	2020	2021
	RMB	RMB	RMB
Profit before tax from continuing operations	398,247	467,723	647,465
Notional tax on profit before taxation, calculated at the applicable rates in the tax jurisdictions concerned	101,560	119,221	159,998
Effect of expenses that are not deductible in determining taxable profit	524	519	654
Unrecognized tax losses	2,054	1,955	4,660
Utilization of tax losses previously not recognized	(486)	(964)	(676)
Effect of income tax exemptions	5,061	1,193	719
Income tax expense recognized in profit or loss	108,713	121,924	165,355

(iii)	Deferred tax assets and liabilities recognized:

			Right-of-
	Capitalized		use assets
	contract	Favorable	and lease
	costs	lease	liabilities	Total
Deferred tax liabilities
At June 30, 2019	(328)	(4,363)	—	(4,691)
(Charged)/credited to profit or loss	(156)	240	—	84
At June 30, 2020	(484)	(4,123)	—	(4,607)
(Charged)/credited to profit or loss	(369)	240	—	(129)
At June 30, 2021	(853)	(3,883)	—	(4,736)

Deferred tax assets
At June 30, 2019	—	—	—	—
Credited to profit or loss	—	—	568	568
At June 30, 2020	—	—	568	568
Credited to profit or loss	—	—	291	291
At June 30, 2021	—	—	859	859

11    Earnings per share

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

(i)	Net profit attributable to the Company’s shareholders

	2019	2020	2021
	RMB	RMB	RMB
Net profit from continuing and discontinued operations attributable to shareholders of the Company (basic and diluted)	290,233	374,238	235,092
Net profit from continuing operations	267,175	349,983	483,049
Net profit/(loss) from discontinued operations	23,058	24,255	(247,957)

(ii)	Weighted-average number of ordinary shares

	2019	2020	2021
Weighted average number of ordinary shares	412,450,256	412,450,256	412,450,256

(iii)	Earnings per share

	2019	2020	2021
Basic and diluted earnings per share	0.70	0.91	0.57
- Continuing operations	0.65	0.85	1.17
- Discontinued operations	0.05	0.06	(0.60)

There were no dilutive potential ordinary shares for each of the fiscal years ended June 30, 2019, 2020 and 2021, therefore, diluted earnings per share are equivalent to basic earnings per share.

12      Property and equipment

		Furniture,
		fixtures and
	Motor	other	Leasehold	Construction
	vehicles	equipment	improvement	in progress	Total
	RMB	RMB	RMB	RMB	RMB
Cost
Balance at June 30, 2019 (restated)	21,593	312,905	782,840	8,404	1,125,742
Additions (restated)	1,134	23,163	13,923	121,076	159,296
Transferred from construction in progress (restated)	—	559	110,404	(110,963)	—
Transferred to intangible assets (Note 14)	—	—	—	(223)	(223)
Disposals (restated)	(68)	(3,939)	(2,011)	—	(6,018)
Balance at June 30, 2020 (restated)	22,659	332,688	905,156	18,294	1,278,797
Additions	2,119	22,402	22,514	66,809	113,844
Transferred from construction in progress	—	1,771	78,212	(79,983)	—
Disposals	(58)	(2,400)	—	—	(2,458)
Balance at June 30, 2021	24,720	354,461	1,005,882	5,120	1,390,183

Accumulated depreciation and impairment
Balance at June 30, 2019 (restated)	(17,686)	(168,977)	(300,186)	—	(486,849)
Depreciation for the year (restated)	(1,354)	(60,980)	(74,359)	—	(136,693)
Disposals (restated)	40	3,617	939	—	4,596
Balance at June 30, 2020 (restated)	(19,000)	(226,340)	(373,606)	—	(618,946)
Depreciation for the year	(1,296)	(48,274)	(83,850)	—	(133,420)
Disposals	53	1,890	—	—	1,943
Impairment loss recognized in profit or loss (note 9)	—	(15,322)	(158,704)	—	(174,026)
Balance at June 30, 2021	(20,243)	(288,046)	(616,160)	—	(924,449)

Net book value
At June 30, 2020 (restated)	3,659	106,348	531,550	18,294	659,851
At June 30, 2021	4,477	66,415	389,722	5,120	465,734

The depreciation charge for the year includes RMB90,431 (2020: RMB96,372) in respect of discontinued operations of which RMB1,240 relating to motor vehicles (2020: RMB1,340), RMB32,726 relating to furniture, fixtures and other equipment (2020: RMB45,652) and RMB56,465 relating to leasehold and improvement (2020: RMB49,380).

13    Lease

(a)	Right-of-use assets

As of June 30, 2021, the Group leases office spaces and several campuses. The Group generally enters into lease agreements with initial terms of 3 to 20 years. Most of the lease agreements contain termination options that permit the Group to terminate the lease agreement early at any time without cause, provided the Group notifies the lessor in writing within certain period in advance. The Group generally has extension options for the leases. Such extension options are accounted for only when it is reasonably certain that the Group will exercise the options. The rent under lease agreements is payable with fixed payments including a fixed escalation.

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

The movements in right-of-use asset are as follows:

RMB
Leasehold buildings held for own use, carried at depreciated cost:
As at July 1, 2019	411,115
Additions-new leases	9,571
Lease modification*	131,634
Deprecation charge for the year	(30,485)
Derecognition of a lease contract due to termination	(4,226)
As at June 30, 2020	517,609
Additions-new leases	19,809
Lease modification**	(956)
Deprecation charge for the year	(33,649)
As at June 30, 2021	502,813

The depreciation charge for the year includes RMB5,871 (2020: RMB5,810) in respect of discontinued operations.

* Lease modification for the year ended June 30, 2020 was related to the supplementary contracts with the lessor, Hailiang Education Investment Group Co., Ltd. (“Hailiang Investment”), a related party controlled by Mr. Feng, regarding the lease of campuses in Zhuji, China signed on September 6, 2019.

** Lease modification for the year ended June 30, 2021 was related to a contract with the lessor, Hangzhou Hailiang Real Estate Co., Ltd, (“Hailiang Real Estate”), a related party controlled by Mr Hailiang Feng regarding the lease of office in Hangzhou, China.

(b)Amounts recognized in profit or loss

The analysis of expense items in relation to leases recognized in profit or loss from continuing operations is as follows:

	2020	2021
	RMB	RMB
Depreciation charge of right-of-use assets	24,675	27,778
Interest on lease liabilities	3,435	1,151
Expense relating to short-term leases	53	565
Expense relating to leases of low-value assets, excluding short-term leases of low-value assets	511	342
Gain on derecognition of a lease contract due to termination	39	—
Gain on lease modification	—	82

(c)  Amounts recognized in statement of cash flows

Amounts included in the statement of cash flow for leases comprise the following:

	2020	2021
	RMB	RMB
Within operating cash flows	826	2,054
Within investing cash flows	524,996	—
Within financing cash flows	6,895	4,773
	532,717	6,827

In the consolidated statements of cash flows, the Group as a lessee is required to split rentals paid under capitalized leases into their capital element and interest element. These elements are classified as financing cash outflows, similar to how leases previously classified as finance leases under IAS 17 were treated, rather than as operating cash outflows, as was the case for operating leases under IAS 17. Although total cash flows are unaffected, the adoption of IFRS 16 therefore results in a change in presentation of cash flows within the statement of cash flow.

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

The amounts recognized in statement of cash flows for the year includes RMB1,665 (2020: RMB109,517) in respect of discontinued operations of which RMB907 relating to within operating cash flows (2020: RMB564), Nil relating to investing cash flows (2020: RMB103,813) and RMB758 relating to financing cash flows (2020: RMB5,140).

(d)  Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:

	2020	2021
	RMB	RMB
As at July 1	411,090	20,502
New leases	9,571	19,684
Lease modification	131,634	(1,038)
Accretion of interest recognized during the year	4,363	1,379
Payments	(531,891)	(4,773)
Derecognition of a lease contract due to termination	(4,265)	—
As at June 30	20,502	35,754

Analyzed into:
Current portion	1,753	5,233
Non-current portion	18,749	30,521

The accretion of interest recognized during the year charge for the year includes RMB228 (2020: RMB928) in respect of discontinued operations.

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the current year and at the date of transition to IFRS 16:

	June 30, 2020		June 30, 2021
	Present	Total	Present	Total
	value of the	minimum	value of the	minimum
	minimum	lease	minimum	lease
	lease	payments	lease	payments
	payments		payments
	RMB	RMB	RMB	RMB

Within 1 year	1,753	2,687	5,233	6,801

After 1 year but within 2 years	2,623	3,442	5,225	6,544
After 2 years but within 5 years	6,222	7,999	11,179	13,786
After 5 years	9,904	13,228	14,117	17,432
	20,502	27,356	35,754	44,563

Less: total future interest expenses		6,854		8,809
Present value of lease liabilities		20,502		35,754

14    Intangible assets and goodwill

			Student	Favorable
	Goodwill	Trademark	relationship	lease	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost
Balance at June 30, 2019	61,640	16,540	45,037	18,091	4,181	145,489
Addition	—	23	—	—	729	752
Transferred from construction in progress	—	—	—	—	223	223
Balance at June 30, 2020	61,640	16,563	45,037	18,091	5,133	146,464
Addition	—	—	—	—	1,386	1,386
Balance at June 30, 2021	61,640	16,563	45,037	18,091	6,519	147,850

Accumulated Amortization and impairment
Balance at June 30, 2019	—	—	(44,730)	(640)	(594)	(45,964)
Amortization for the year	—	(4)	(162)	(961)	(1,567)	(2,694)
Balance at June 30, 2020	—	(4)	(44,892)	(1,601)	(2,161)	(48,658)
Amortization for the year	—	(19)	(92)	(961)	(1,587)	(2,659)
Impairment loss recognized in profit or loss (note 9)	(61,640)	(16,540)	(53)	—	—	(78,233)
Balance at June 30, 2021	(61,640)	(16,563)	(45,037)	(2,562)	(3,748)	(129,550)

Net book value
At June 30, 2020	61,640	16,559	145	16,490	2,972	97,806
At June 30, 2021	—	—	—	15,529	2,771	18,300

The amortization charge for the year includes RMB92 (2020: RMB163) in respect of discontinued operations.

Student relationship, goodwill and trademark with indefinite useful lives arose from the acquisition of Tianma Experimental on July 1, 2009.

Goodwill and trademark with indefinite useful lives

For the purpose of impairment testing, goodwill and trademark are allocated to a group of CGUs which represents the lowest level within the Group at which the goodwill and trademark are monitored for internal management purpose. The recoverable amount of goodwill is estimated based on discounted cash flows forecast, which is based upon a combination of long-term trends, industry forecasts and in house estimates.

For the purpose of impairment testing, the carrying amounts of goodwill and trademark are allocated to the business relating to Tianma Experimental, which is the lowest level for which the assets are monitored for internal management purpose. The aggregated carrying amounts of goodwill and trademark with indefinite useful lives are as follows:

	2020	2021
	RMB	RMB
Goodwill	61,640	61,640
Trademark with indefinite useful lives	16,540	16,540
Less: impairment loss recognized in profit or loss	—	(78,180)
Total	78,180	—

For the years ended June 30, 2019 and 2020, the recoverable amount of this CGU was based on value in use, which was estimated using discounted cash flow projections. For the year ended June 30, 2021, please see note 9 for details.

The key assumptions used for the years ended June 30, 2019 and 2020 in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represented management’s assessment of future trends in the relevant industry and were based on historical data from both external and internal sources.

In percent	2019	2020
Discount rate	15.5%	15.5%
Revenue growth rates over the next five fiscal years	3%-5%	5%
Terminal value growth rate	3%	3%

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

●	Revenue growth was projected considering the average growth levels experienced over the past five years and the estimated student headcount and tuition growth for the next five years. It was assumed that tuition would increase in line with forecast inflation over the next five years.
●	Growth of cost of sales, selling expenses and administrative expenses were projected considering inflation and estimated student headcount for the next five years.

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2019 and 2020, respectively.

The recoverable amount of trademark is determined using the relief from royalty method, which was based on pre-tax cash flow projections for 5 years based on financial budgets approved by management, including royalty rate of 3%, terminal growth rate of 3% and the applicable discount rate of 15.5% for the years ended June 30, 2019 and 2020. Management determined the expected growth rates and the operating results based on the past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the Company.

Based on management’s assessment results, there was no impairment of goodwill and trademark as of and for the years ended June 30, 2019 and 2020.

Student relationship

The amortization of student relationship is included in “selling expenses”. No impairment loss of the student relationship intangible asset was recognized in the statements of profit or loss and other comprehensive income for the years ended June 30, 2019 and 2020.

For the year ended June 30, 2021, the Group recognized impairment loss of RMB53 relating to the student relationship intangible assets in the statements of profit or loss and other comprehensive income. For details, please see note 9.

Favorable lease

Favorable lease arose from the acquisition of Zhenjiang Jianghe High School of Art in October 2018. The amortization was recognized in “cost of revenue” over the period of leasing.

15    Other current assets

	2020	2021
	RMB	RMB
Prepayments	3,571	8,070
Trade receivables	4,473	11,265
Contract costs	9,201	11,194
Advances to employees	2,187	1,270
Deductible VAT and prepaid income tax	14,988	4,920
Other receivables due from third parties	2,096	1,066
Total	36,516	37,785

Contract costs represented the capitalized sales commissions relating to the acquisitions of new contracts, which would be amortized over the expected student relationship period. The amount of capitalized costs recognized in profit or loss from continuing operations and discontinued operations during the years ended June 30, 2019, 2020 and 2021 was RMB13,302, RMB13,439 and RMB13,906, respectively.

The current portion of capitalized sales commissions that is expected to be amortized within one year is included in “other current assets” and the non-current portion is included in “contract costs”.

16    Cash and cash equivalents

(i)	Cash and cash equivalents comprise:

		2020	2021
		RMB	RMB
	Note
Cash at bank		8,709	44,255
Cash held at a related party finance entity	22(b)	502,289	200,023
Cash held at other financial institutions		5,448	35,142
Total		516,446	279,420

As of June 30, 2020 and 2021, the cash and cash equivalents of the Group denominated in RMB amount to RMB511,569 and RMB247,355, respectively.

(ii)  Reconciliation of liabilities and equity arising from financing activities

	Liabilities		Equity
	Loans due to		Contributed	Non-controlling
	related parties	Lease liability	capital	interests	Total
	RMB	RMB	RMB	RMB	RMB
	(Note 19)	(Note 13(d))	(Note 17(a)(iii))	(Note 18)

At June 30, 2019(Restated)	104,811	—	253,034	37,439	395,284
Impact on initial application of IFRS 16	—	411,090	—	—	411,090
At July 1, 2019(Restated)	104,811	411,090	253,034	37,439	806,374

Changes from financing cash flows:
Loans borrowed from a related party	13,000	—	—	—	13,000
Repayment of loans to related parties	(34,079)	—	—	—	(34,079)
Capital contributions	—	—	—	2,450	2,450
Payments to NCI upon liquidation of subsidiaries	—	—	—	(3,713)	(3,713)
Capital element of lease rentals paid	—	(2,721)	—	—	(2,721)
Interest element of lease rentals paid	—	(4,174)	—	—	(4,174)
Dividends paid to a non-controlling shareholder of subsidiaries	—	—	—	(21,145)	(21,145)
Total changes from financing cash flows	(21,079)	(6,895)	—	(22,408)	(50,382)

Other changes:
New leases	—	9,571	—	—	9,571
Interest on lease liabilities	—	4,363	—	—	4,363
Termination of a lease contract	—	(4,265)	—	—	(4,265)
Lease modification	—	131,634	—	—	131,634
Leases prepayments	—	(524,996)	—	—	(524,996)
Interest on loans borrowed from a related party	440	—	—	—	440
Net loss and total comprehensive loss attributable to NCI	—	—	—	(4,234)	(4,234)
Total other changes	440	(383,693)	—	(4,234)	(387,487)

At June 30, 2020(Restated)	84,172	20,502	253,034	10,797	368,505

Changes from financing cash flows:
Loans borrowed from a related party	4,000	—	—	—	4,000
Repayment of loans to related parties	(41,981)	—	—	—	(41,981)
Repayment of interest on loans to a related party	(853)	—	—	—	(853)
Acquisition of affiliated entities under common control	—	—	(56,866)	—	(56,866)
Capital element of lease rentals paid	—	(3,829)	—	—	(3,829)
Interest element of lease rentals paid	—	(944)	—	—	(944)
Total changes from financing cash flows	(38,834)	(4,773)	(56,866)	—	(100,473)

Other changes:
New leases	—	19,684	—	—	19,684
Lease modification	—	(1,038)	—	—	(1,038)
Interest on lease liabilities	—	1,379	—	—	1,379
Interest on loans borrowed from a related party	205	—	—	—	205
Net loss and total comprehensive loss attributable to NCI	—	—	—	3,681	3,681
Waving liabilities from non-controlling shareholders	—	—	1,816	1,744	3,560
Total other changes	205	20,025	1,816	5,425	27,471

At June 30, 2021	45,543	35,754	197,984	16,222	295,503

17    Capital and reserve

(a)	Share capital and share premium

	2019	2020	2021
At June 30 par value USD0.0001‑authorized	1,000,000,000	1,000,000,000	1,000,000,000

-issued and outstanding	412,450,256	412,450,256	412,450,256

All ordinary shares rank equally.

(i)	Ordinary shares

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

(2)	Capital contribution of RMB10,000 from Hailiang Investment, a related party controlled by Mr. Feng, through waiving liability during the year ended June 30, 2017.
(3)	Capital contribution of RMB139 from Beize Group through subscribing 0.1% registered capital of Hailiang Management during the year ended June 30, 2019.
(4)	Deemed capital contribution of RMB15,000 from Mr. Feng, through payment of awards to the Group’s outstanding teachers to recognize their outstanding performance and contributions during the year ended June 30, 2019.
(5)	As mentioned in note 21, the consolidated financial statements of the Group have been restated as a result of the business combinations involving the entities under common control during the year ended June 30, 2021, and the total cash consideration of RMB56,866 was recorded as deduction of contribution capital within total shareholders’ equity. The share capital of the combining entities amounting to RMB1,000 for each of combining entities was recognized in contributed capital for the relevant period from the earliest date presented or since the date when combining entities or businesses first came under common control.
(6)	Waiving liabilities from non-controlling shareholders of RMB1,816 represent liabilities waived by non-controlling shareholders of Zhenjiang Jianghe High School of Art, therefore, the Group recorded an increase to “contributed capital” during the year ended June 30, 2021.

(b)   Reserves

(i)	Statutory reserve

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in the PRC must take appropriations from after-tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The general reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of the PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve as of June 30, 2020 and 2021 was RMB63,239 and RMB93,983, respectively.

Each of the schools is required to appropriate 25% of its after-tax profits to a non-distributable education development reserve, which could only be used for school construction, maintenance and upgrade of educational equipment in accordance with the Law of Promoting Private Education. The development reserve is restricted net assets of the schools which are un-distributable to the Company in the form of dividends or loans. The education development reserve as of June 30, 2020 and 2021 was RMB319,034 and RMB341,438, respectively.

(ii)	Translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Company and its subsidiaries into the presentation currency.

(c)   Dividends

No dividends were declared or paid by the Company during the years ended June 30, 2019, 2020 and 2021.

18    Non-controlling interests

Non-controlling interests (“NCI”) represent 44% non-controlling interests in Jiangxi Haibo Education Management Co., Ltd. (“Haibo Education”) and Jiangxi Haibo Logistics Management Co., Ltd. (“Haibo Logistics”), which are held by Nanchang Baishu Education Group (“Nanchang Baishu”), a related party of the Group before October 30, 2019, 49% non-controlling interests in Zhenjiang Jianghe High School of Art,49% non-controlling interests in Juxian Technology and 10% non-controlling interests in Xiantao Hailiang Education Logistics Management Co., Ltd., which are held by third parties. In the fiscal year of 2020, the Group ceased the operation of Haibo Education and Haibo Logistics. The following table summarizes the changes in non-controlling interests from June 30, 2019 to June 30, 2021.

	Haibo	Haibo	Zhenjiang Jianghe High	Juxian	Xiantao
	Education	Logistics	School of Art	Technology	Logistics	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at June 30, 2019	22,850	6,165	8,424	—	—	37,439
Capital contribution from NCI	—	—	—	2,450	—	2,450
Net loss and total comprehensive loss attributable to NCI	(3,478)	(679)	(27)	(50)	—	(4,234)
Dividends paid to NCI	(17,670)	(3,475)	—	—	—	(21,145)
Payments to NCI upon liquidation of Haibo Education and Haibo Logistics	(1,702)	(2,011)	—	—	—	(3,713)
Balance at June 30, 2020	—	—	8,397	2,400	—	10,797
Net profit/(loss) and total comprehensive loss attributable to NCI	—	—	(1,343)	4,620	404	3,681
Waving liabilities from non-controlling shareholders	—	—	1,744	—	—	1,744
Balance at June 30, 2021	—	—	8,798	7,020	404	16,222

19    Trade and other payables

	2020	2021
	RMB	RMB
Trade payables	18,808	22,821
Accrued payroll	141,231	238,690
Other taxes payable	5,688	13,532
Advances from students	61,897	36,260
Deposits	9,958	7,226
Others	34,430	58,218
Trade and other payables due to third parties	272,012	376,747

Loans due to related parties	84,172	45,543
Amounts due to related parties	72,537	89,439
Other payables due to related parties	156,709	134,982

Total	428,721	511,729

The Group’s exposure to liquidity risk related to trade and other payables is disclosed in Note 20.

20    Financial risk management and fair values

The Group has exposure to the following risks from financial instruments:

●	credit risk
●	liquidity risk
●	market rate risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

(a)   Credit risk

The Group’s credit risk is primarily attributable to cash at bank, cash and term deposits held at a related party finance entity, and receivables due from related parties. The carrying amount of financial assets represents the maximum credit exposure. The Group does not provide any other guarantees which would expose the Group to credit risk.

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

Cash and term deposits placed with a related party finance entity

As of June 30, 2021, the Group had cash of RMB200,023 and term deposits of RMB1,898,242 at Hailiang Group Finance Co., Ltd. (“Hailiang Finance”), which represented 64% of the Group’s consolidated assets as of June 30, 2021.

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

Management believes that the credit risk on the Group’s cash of RMB200,023 and term deposits of RMB1,898,242 is low considering Hailiang Group’s guarantee and credit rating.

Receivables due from related parties

Receivables due from related parties primarily represent loan receivables due from Hong Kong Leonit Limited (“Leonit”), which has been guaranteed by a related party, incorporated in British Virgin Island and controlled by Hailiang Group. The Group concludes that the credit risk arising from the receivables is low considering the guarantee.

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

The following are the contractual maturities of financial liabilities, which are based on contractual undiscounted cash flows and the earliest date the Group can be required to pay:

	June 30, 2020
	Carrying	Contractual	1 year or			More than
Non-derivative financial instruments	amount	Cash flow	less	1-2 years	2-5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Trade and other payables due to third parties	272,012	272,012	272,012	—	—	—
Other payables due to related parties	156,709	156,709	156,709	—	—	—
Lease liabilities (Note 13(d))	20,502	27,356	2,687	3,442	7,999	13,228

	June 30, 2021
	Carrying	Contractual	1 year or			more than
Non-derivative financial instruments	amount	cash flow	less	1-2 years	2-5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Trade and other payables due to third parties	376,747	376,747	376,747	—	—	—
Other payables due to related parties	134,982	134,982	134,982	—	—	—
Lease liabilities (Note 13(d))	35,754	44,563	6,801	6,544	13,786	17,432

(c)   Market rate risk

Interest rate risk

The interest rates of cash held in bank and cash and term deposits placed with Hailiang Finance ranged from 0.30% to 2.1% per annum for the year ended June 30, 2020, and ranged from 0.30% to 3.85% for the year ended June 30, 2021, respectively. The Group does not have any fixed-rate or variable-rate interest bearing financial instrument other than cash and cash equivalent, term deposits placed with a related party finance entity and lease liabilities.

A change of 10 basis point in interest rate would not be expected to have a significant impact on the Group’s financial condition or results of operations.

(d)   Fair value

The carrying amounts of financial assets and liabilities approximate their respective fair values as of June 30, 2020 and 2021, respectively, due to their short-term maturities.

As of June 30, 2020 and 2021, the Group did not have financial instruments carried at fair value.

During the years ended June 30, 2020 and 2021, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3.

Further, the fair value disclosure of lease liabilities is not required for the year ended June 30, 2020 and 2021.

(e)   Capital management

The Group actively and regularly reviews and manages its capital structure to maintain a balance between higher shareholders’ return that might be possible with higher levels of borrowings, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group is not subject to externally imposed capital requirements.

21    Acquisition of affiliated entities

Acquisition of Jinhua Hailiang Foreign Language School and Feicheng Education Investment

During the year ended June 30, 2021, the Group acquired 100% sponsorship of Jinhua Hailiang Foreign Language School and 100% equity interests in Feicheng Education Investment (referred to as “combining entities”) from Hailiang Investment controlled by Mr. Feng at a cash consideration of RMB34,000 and RMB22,866 respectively. Since the Company and the combining entities are under common control of Mr. Feng both before and after the acquisitions and the control is not transitory, the acquisitions have been accounted as a business combination involving entities under common control. The cash consideration of RMB56,866 was recorded as deduction of contribution capital within total shareholders’ equity.

Since the Company, Jinhua Hailiang Foreign Language School and Feicheng Education Investment were under common control of Mr. Hailiang Feng, both before and after the acquisition and the control was not temporary, the transactions were accounted for as a business combination between entities under common control. The assets and liabilities of Jinhua Hailiang Foreign Language School and Feicheng Education Investment acquired by the Company have been accounted for at existing book value and the financial statements of the Company for period prior to the combination have been restated to include the balance sheet and results of operation of Jinhua Hailiang Foreign Language School and Feicheng Education Investment on a combined basis. The consideration of RMB56,866 has been recorded as deduction of contribution capital within total shareholders’ equity.

Consideration transferred

RMB
Cash consideration paid to Hailiang Investment	56,866
Total consideration transferred	56,866

The following table summarizes the aggregate amounts of the assets and liabilities of the combining entities recognized at the carrying value based on the transferor’s financial statements (i.e. Hailiang Investment) which had been incorporated into the comparative figures of the Group’s consolidated financial statements:

June 30,
2020
RMB
Property and equipment, net	31,312
Contract costs	395
Prepayments to third party suppliers	67
Non-current assets	31,774

Other receivables due from related parties	15
Other current assets	705
Term deposits held at a related party finance entity	5,000
Cash and cash equivalents	13,425
Current assets	19,145

Total assets	50,919

Trade and other payables due to third parties	7,222
Other payables due to related parties	20,715
Contract Liabilities	21,104
Current liabilities	49,041

Net assets acquired	1,878

The following tables summarize the aggregate results and cash flows of the combining entities from the earliest date presented or since the date when combining entities first came under common control, where this is a shorter period, regardless of the date of the common control combination:

	2019	2020
	RMB	RMB
Revenue	17,463	38,951
Cost of revenue	(18,069)	(34,003)

Gross (loss)/profit	(606)	4,948
Other income, net	476	864
Selling expenses	(800)	(1,090)
Administrative expenses	(2,068)	(915)

Operating (loss)/profit	(2,998)	3,807
Finance income	19	37
Finance costs	(208)	(440)

Net finance costs	(189)	(403)

(Loss)/profit before tax	(3,187)	3,404
Net (loss)/profit	(3,187)	3,404

Net cash generated from operating activities	21,845	13,357
Net cash (used in) investing activities	(19,677)	(21,786)
Net cash generated from financing activities	6,000	11,000

22    Related party transactions

Except for related party transactions disclosed in other notes of the financial statements, the Group entered into the following significant transactions with related parties during the years ended June 30, 2019, 2020 and 2021.

(a)	The significant related party transactions are summarized as follows:

		2019	2020	2021
		(Restated)	(Restated)
	Note	RMB	RMB	RMB
Repayment of loans to related parties	(i)(ii)	(4,000)	(34,079)	(41,981)
Repayment of loans from a related party	(i)	12,412	11,850	21,649
Loans borrowed from a related party	(ii)	9,000	13,000	4,000
Interest on loans borrowed from a related party	(ii)	208	440	205
Repayment of on loans borrowed from a related party	(ii)	—	—	853
Interest income from deposits placed with a related party finance entity	(iii)	24,331	24,835	42,820
Net (withdrawals)/ deposits of cash at a related party finance entity	(iii)	(509,067)	267,937	(302,266)
Term deposits placed with a related party finance entity	(iii)	4,709,697	3,816,762	4,180,615
Maturity of term deposits placed with a related party finance entity	(iii)	3,526,603	4,282,255	3,233,296
Rental expenses	(iv)	33,814	—	—
Purchase of right-of-use assets	(iv)	—	529,406	3,509
Interest on lease liabilities	(iv)	—	3,624	227
Payments of lease liabilities	(iv)	—	529,377	976
Payments of expenses by the Group on behalf of related parties	(v)	6,750	10,253	14,748
Payments of expenses by related parties on behalf of the Group	(v)	2,731	2,958	4,852
Collection of fees by the Group on behalf of related parties	(v)	46,922	34,936	61,764
Purchase of leasehold improvement from a related party	(vi)	38,520	118,718	68,070
Purchase of food products from related parties	(vii)	70,045	75,654	111,835
Operation and management service provided to related parties	(viii)	30,081	8,045	17,822
Other service and product provided to related parties	(ix)	3,165	3,181	4,641
Service provided by related parties	(x)	23,669	20,364	23,573
Acquisition of affiliated entities	(xi)	—	200	56,866
Dividends paid to a non-controlling shareholder of subsidiaries	(xi)	7,482	21,145	—
Payments to a non-controlling shareholder upon the liquidation of subsidiaries	(xi)	—	3,713	—
Capital contribution	(xii)	15,000	—	3,560

(b)	The significant related party balances are summarized as follows:

		2020	2021
		(Restated)
	Note	RMB	RMB
Other receivables due from related parties	(i) (iii) (iv) (vii) (viii) (ix)	77,442	53,868
Cash held at a related party finance entity	(iii)	502,289	200,023
Term deposits placed with a related party finance entity	(iii)	921,601	1,898,242
Other payables due to related parties	(i) (iv) (v) (vi) (ix) (x)	156,709	134,982
Lease liabilities	(iv)	3,628	5,554
– Current portion		1,338	1,504
– Non-current portion		2,290	4,050

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

During the year ended June 30, 2019, Leonit settled part of the USD loan in cash, amounting to USD1,820 (equivalent to RMB12,412) to the Company.

During the year ended June 30, 2020, Leonit settled part of the USD loan in cash, amounting to USD1,700 (equivalent to RMB11,850) to the Company, while Hailiang Consulting repaid part of the RMB loan, amounting to RMB32,079 to Hailiang Group.

During the year ended June 30, 2021, Leonit settled part of the USD loan in cash, amounting to USD3,200 (equivalent to RMB21,649) to the Company, while Hailiang Consulting repaid part of the RMB loan, amounting to RMB21,981 to Hailiang Group.

As of June 30, 2020 and 2021, the USD loan made to Leonit of USD9,830 (equivalent to RMB69,591) and USD6,630 (equivalent to RMB42,830) was included in “Other receivables due from related parties”, respectively, and the RMB loan borrowed from Hailiang Group of RMB67,524 and RMB45,543 was included in “Other payables due to related parties”, respectively.

(ii)     During the years ended June 30, 2019, 2020 and 2021, Jinhua Hailiang Foreign Language School and Feicheng Hailiang Foreign Language School borrowed loans amounted to RMB9,000, RMB13,000 and RMB4,000 at an interest rate of 5.145% from Hailiang Investment. a related party controlled by Mr.Feng.

During the years ended June 30, 2019, 2020 and 2021, Jinhua Hailiang Foreign Language School and Feicheng Hailiang Foreign Language School repaid of the loans amounted to RMB 4,000, RMB2,000 and RMB20,000 to Hailiang Investment. As of June 30, 2021, the loans and interests have been all repaid to Hailiang Investment.

(iii)    As of June 30, 2020 and 2021, the Group has cash held at a related party finance entity of RMB502,289 and RMB200,023, respectively. During the year ended June 30, 2020, net amount of RMB267,937 were placed with Hailiang Finance. During the years ended June 30, 2019 and 2021, net amount of RMB509,067 and RMB302,266 were withdrawn from Hailiang Finance, respectively. The cash held at a related party finance entity is held for the purpose of meeting short-term cash commitments, such as to pay for the Group’s operating expenses at any time.

During the years ended June 30, 2019, 2020 and 2021, term deposits of RMB4,709,697, RMB3,816,762 and RMB4,180,615 were placed with Hailiang Finance, and RMB3,526,603, RMB4,282,255 and RMB3,233,296 were matured, respectively. The term deposits are held for investment purpose and can be withdrawn prior to their maturity without incurring significant penalties. Such amounts have been presented as investing activities in the consolidated statements of cash flows.

As of June 30, 2020 and 2021, the Group has term deposits with maturities more than three months to RMB921,601 and RMB1,898,242 that are placed at Hailiang Finance, respectively.

The interest income from the deposits during the years ended June 30, 2019, 2020 and 2021 amounted to RMB24,331, RMB24,835 and RMB42,820, respectively. Interest income that can be collected but not yet collected from the due term deposits as of June 30, 2020 amounted to RMB4,478 was included in “Other receivables due from related parties”. As of June 30, 2021, the Group had interest income receivable from undue term deposits amounted to RMB29,322, which was included in” Term deposits held at a related party finance entity”.

(iv)

The Group leases the school buildings and the related facilities in three campuses in Zhuji, China from Hailiang Investment, a related party controlled by Mr. Feng, which incurred rental expenses of RMB31,504 during the year ended June 30, 2019. The Group also leases some office spaces from Hailiang Real Estate, a related party controlled by Mr. Feng, which incurred rental expenses of RMB730 during the year ended June 30, 2019. In addition, Haibo Education and Haibo Logistics leased the office space and warehouse from Nanchang Hongtou Property Management Co., Ltd, (“Nanchang Hongtou”), a related party before October 30, 2019 and owned by Mr. Honggen Min, who is the controlling shareholder of Nanchang Baishu, which incurred rental expenses of RMB1,580 during the year ended June 30, 2019. On September 6, 2019, the Group terminated the lease contract with Nanchang Hongtou due to the liquidation of Haibo Education and Haibo Logistics.

The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at July 1, 2019 to recognize right-of-use assets relating to leases which were previously classified as operating leases under IAS 17. After initial recognition of right-of-use assets at July 1, 2019, the Group as a lessee is required to recognize the depreciation of right-of-use assets, instead of the previous policy of recognizing rental expenses incurred under operating leases on a straight-line basis over the lease term. Under this approach, the comparative information is not restated. See note 4(o).

On September 6, 2019, the Group entered into a series of supplementary contracts with Hailiang Investment regarding the school buildings and the related facilities in three campuses in Zhuji, China from Hailiang Investment, pursuant to which, on September 12, 2019, the Group purchased right-of-use assets of RMB524,996 regarding the school buildings and the related facilities in three campuses in Zhuji, China from Hailiang Investment for the remaining lease period until June 30, 2037. Regarding other lease contracts with Hailiang Investment, Hailiang Real Estate and Xiantao Tiancheng Education Investment Co., Ltd., a related party controlled by Hailiang Investment, the Group purchased right-of-use assets RMB4,410 and RMB3,509 respectively during the years ended June 30, 2020 and 2021.

During the years ended June 30, 2020 and 2021, the Group recognized interest expense of RMB3,624 and RMB227 on lease liabilities, respectively, and settled lease liabilities of RMB529,377 and RMB976 relating to the above lease contracts with Hailiang Investment and Hailiang Real Estate, respectively.

As of June 30, 2020 and 2021, the above unsettled balances of RMB3,628 and RMB5,554 were recognized in “Lease liabilities”, respectively.

(v)

During the years ended June 30, 2019, 2020 and 2021, the Group paid expenses, which mainly include staff related expenses and other miscellaneous expenses, of RMB 6,750, RMB10,253 and RMB14,748 respectively on behalf of the related parties. Such amount is receivable on demand, and the related parties repaid RMB6,656, RMB9,180 and RMB9,925 to the Group during the years ended June 30, 2019, 2020 and 2021, respectively.

During the years ended June 30, 2019, 2020 and 2021, the related parties paid expenses, which mainly include staff related expenses and other miscellaneous expenses, of RMB2,731, RMB2,958 and RMB4,852 respectively on behalf of the Group. Such amount is due and payable on demand, and the Group repaid RMB4,663, RMB2,510 and RMB4,807 to the related parties during the years ended June 30, 2019, 2020 and 2021, respectively.

During the years ended June 30, 2019, 2020 and 2021, the Group collected amounts of RMB46,922, RMB34,936 and RMB61,764, mainly on behalf of Ming Kang Hui supermarkets, which are operated by Zhejiang Ming Kang Hui Food Co., Ltd., a related party controlled by Mr. Feng. Such amount is due and payable on demand, and the Group repaid

RMB47,858, RMB33,011 and RMB58,405 to related parties during the years ended June 30, 2019, 2020 and 2021, respectively.

The above unsettled balances were included in “Other payables due to related parties” and “Other receivables due from related parties” as of June 30, 2020 and 2021, respectively.

(vi)   The Group entered into a series of leasehold improvement contracts with Heng Zhong Da Construction Limited Company (“Heng Zhong Da”), a company over which Mr. Feng has significant influence, for the leasehold improvement of classroom buildings, dining halls and student dormitories.

During the years ended June 30, 2019, 2020 and 2021, the Group purchased leasehold improvement service from Heng Zhong Da of RMB38,520, RMB118,718 and RMB68,070 respectively.

As of June 30, 2020 and 2021, the above unsettled balances of RMB45,293 and RMB41,554 were recognized in “Other payables due to related parties”.

(vii)   The Group purchased food products from Zhejiang Ming Kang Hui E-Commerce Co., Ltd. and Ming Kang Hui Ecological Agriculture Group Co., Ltd. (collectively referred as “Ming Kang Hui”), two companies controlled by Mr. Feng, amounting to RMB70,045 during the year ended June 30, 2019, respectively. The Group purchased food products from Ming Kang Hui Ecological Agriculture Group Co., Ltd. and Zhuji Hailiang Food Co., Ltd., two related parties controlled by Mr. Feng, totally amounting to RMB75,654 and RMB111,835 during the years ended June 30, 2020 and 2021.

As of June 30, 2020 and 2021, the above unsettled balances of RMB11,977 and RMB22,262 were recognized in “Other payables due to related parties”.

(viii)  Operation and management service provided to related parties are as follow:

	2019	2020	2021
	RMB	RMB	RMB
Operation and management service provided to managed schools	25,203	4,622	11,452
Service provided to Ming Kang Hui	4,878	3,423	6,370
Total	30,081	8,045	17,822

Pursuant to the strategic cooperation agreement signed with Hailiang Group and Hailiang investment, the Group provided operation and management services to Hailiang Kindgarten, Zhuji Hailiang Jinshan Kindgarten and Tianma Kindgarten, which were controlled by Mr Hailiang Feng, and other 17 schools controlled by Hailiang Investment, including Xiantao No.1 Middle School, Xinchang Nanrui Experimental School, and 15 schools controlled by Xinyu Baishu Technology Service Co., Ltd. (“Xinyu Baishu”). Operation and management service fees of RMB25,203, RMB4,622 and RMB11,452 were charged to the abovementioned schools during the years ended June 30, 2019, 2020 and 2021, respectively.

On October 30, 2019, Hailiang Investment disposed all of the equity interest in Xinyu Baishu and hence Xinyu Baishu is not considered as a related party to the Group since then.

The Group provided service to Ming Kang Hui supermarkets, which are operated by Zhejiang Ming Kang Hui Food Co., Ltd., controlled by Mr. Feng, in the Group’s campuses, amounting to RMB4,878, RMB3,423 and RMB6,370 during the years ended June 30, 2019, 2020 and 2021, respectively.

(ix)    Other service and product provided to related parties mainly include daily consumables sold to related parties, hotel services and etc.

(x)     The Group received IT services, physical examination services, travel services and other services from related parties controlled by Hailiang Group, amounting to RMB23,669, RMB20,364 and RMB23,573 during the years ended June 30, 2019, 2020 and 2021.

As of June 30, 2020 and 2021, the above unsettled balances of RMB9,160 and RMB15,021 were recognized in “Other payables due to related parties”.

(xi)    In November 2018, Haibo Education and Haibo Logistics declared and fully paid dividends amounting to RMB6,075 and RMB1,407 to Nanchang Baishu, respectively.

In September 2019, Haibo Education and Haibo Logistics declared and fully paid dividends amounting to RMB17,670 and RMB3,475 to Nanchang Baishu, respectively.

In December 2019, net assets attributable to Nanchang Baishu was paid upon the liquidation of Haibo Education and Haibo Logistics, totally amounting to RMB3,713.

In July 2019, the Company acquired 100% shares of Zhuji Tianma Boya Training Center Co., Ltd. with the consideration of RMB100 from Hailiang Investment.

In May 2020, the Company acquired 100% shares of Zhuji Yuesheng Management Consulting Co., Ltd. with the consideration of RMB100 from Hailiang Investment.

In July 15, 2020, the Company entered into a sponsorship transfer agreement with Hailiang Investment to acquire 100% sponsorship of Jinhua Hailiang Foreign Language School, with a total consideration of RMB34,000.

In April 2021, the Company acquired from Hailiang Investment, 100% equity interests in Feicheng Education Investment, for a total consideration of RMB 22,866.

(xii)   Mr. Feng, paid awards of RMB15,000 to the Group’s outstanding teachers to recognize their outstanding performance and contributions during the year ended June 30, 2019. The transaction is accounted for as a deemed contribution from a controlling shareholder.

Capital contribution of RMB3,560 from non-controlling shareholders of Zhenjiang Jianghe High School of Art, through waiving liability during the year ended June 30, 2021.

(c)   Transactions with key management personnel

Remuneration of the directors and key management personnel of the Group for the years ended June 30, 2019, 2020 and 2021 are as follows:

	2019	2020	2021
	RMB	RMB	RMB
Short-term benefits	5,713	5,549	5,861

Total remuneration is included in “employee benefit expenses” (Note 7).

23    Commitments and contingencies

(a)   Capital commitments

Capital commitments, which are primarily related to the campus decoration are as follows:

	2020	2021
	RMB	RMB
Contracted, but not provided for:
Leasehold improvement	47,813	23,495
Furniture, fixtures and other equipment	2,826	4,143

24    Subsequent events

(a) Loss from loss of control of the affiliated entities

Pursuant to the effectiveness of the Implementation Rules from September 1, 2021, a private school providing compulsory education is prohibited from conducting transactions with its related party, including the consulting service under the Contractual Agreement with these affiliated entities providing compulsory education. As a result, the Group has considered that the clauses or provisions of the Consulting Services Agreement, in relation to related party transactions between a private school providing compulsory education and Hailiang Consulting and its affiliated entities, are not legally enforceable since September 1, 2021. The Group concluded that it lost control of the following affiliated entities on September 1, 2021, considering the significant restrictions and uncertainties the Implementation Rules impose on the Company’s ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest. Since September 1, 2021, the Group has stopped providing services to the affiliated entities providing compulsory education.

Consolidated affiliated entities	Place and year of establishment	Principal activities
Hangzhou Hailiang Education Management Co., Ltd.	Zhejiang, China, 2018	Investment holding
Zhejiang Zhuji Hailiang Foreign Language School
(“Foreign Language”)	Zhejiang, China, 1995	K-9 compulsory curriculum education services
Zhejiang Zhuji Tianma Experimental School
(“Tianma Experimental”)	Zhejiang, China, 1995	K-9 compulsory curriculum education services
Zhejiang Zhuji Hailiang Primary School	Zhejiang, China, 2016	K-9 compulsory curriculum education services
Zhejiang Zhuji Hailiang Junior Middle School	Zhejiang, China, 2016	K-9 compulsory curriculum education services
Lanzhou Hailiang Education Consulting Co., Ltd.	Gansu, China, 2019	Investment holding
Lanzhou Hailiang Experimental School	Gansu, China, 2020	K-9 compulsory curriculum education services
Wuhu Hailiang Education Management Co., Ltd.	Anhui, China, 2020	Investment holding
Wuhu Hailiang Experimental School	Anhui, China, 2020	K-9 compulsory curriculum education services
Jinhua Hailiang Education Technology Co., Ltd.	Zhejiang, China, 2020	Investment holding
Wenzhou Hailiang Juxian Education Technology Co., Ltd. (“Juxian Technology”)	Zhejiang, China, 2020	Investment holding
Hailiang Overseas Chinese School	Zhejiang, China, 2020	K-9 compulsory curriculum education services
Jinhua Hailiang Foreign Language School	Zhejiang, China, 2018	K-9 compulsory curriculum education services
Ninghai Hailiang Education Management Co., Ltd.	Zhejiang, China, 2021	Investment holding
Xianghu Future School	Zhejiang, China, 2021	K-9 compulsory curriculum education services
Feicheng Education Investment	Shandong, China, 2018	Investment holding
Feicheng Hailiang Foreign Language School	Shandong, China, 2018	K-9 compulsory curriculum education services

The following table summarizes the consolidated financial position of these affiliated entities as of June 30, 2020 and 2021.

	June 30, 2020	June 30, 2021
	RMB	RMB
Property and equipment, net	460,245	268,479
Intangible assets and goodwill, net	78,325	—
Right of use assets	103,143	97,053
Contract costs	9,826	10,021
Prepayments to third party suppliers	126	—
Non-current assets	651,665	375,553

Other receivables due from related parties	43,065	44,206
Other current assets	11,286	17,618
Term deposits held at a related party finance entity	385,000	362,265
Cash and cash equivalents	123,061	118,344
Current assets	562,412	542,433

Total assets	1,214,077	917,986

Lease liabilities	4,881	4,325
Non-current liabilities	4,881	4,325

Trade and other payables due to third parties	117,426	162,410
Other payables due to related parties*	423,430	444,635
Income tax payable	—	992
Contract Liabilities	235,399	290,860
Lease liabilities	133	159
Current liabilities	776,388	899,056

Total liabilities	781,269	903,381

Net assets**	432,808	14,605
Net assets attributable to the Company’s shareholders	430,408	7,585
Non-controlling interests	2,400	7,020
*

Other payables due to related parties mainly include payables arising from the payments settled by related parties on behalf of these affiliated entities and services and materials provided to these affiliated entities by related parties.

**

The difference between the loss from the discontinued operations, net of tax of RMB243,337 for the fiscal year ended June 30, 2021 and the movement of net assets of RMB418,203 during the fiscal year end June 30, 2021 was due to the elimination of intra-group transactions when presenting the financial results of discontinued operations as mentioned in note 5(ii) and the deduction of contribution capital arising from business combinations under common control as mentioned in note 21.

For the results of operations and cash flows of discontinued operations during the year ended June 30, 2019, 2020 and 2021, please see note 9.

Notwithstanding the above, after September 1, 2021 there are still other ongoing transactions between these schools providing compulsory education, which the Group lost control September 1, 2021, and their related parties, such as cash and deposits placed with Hailiang Finance, campus lease from Hailiang Investment. These ongoing transactions may be subject to risk of violating the Implementation Rules. In accordance with the Implementation Rules, there is a risk of being ordered to rectify violations within a time limit, and any illegal gains shall be confiscated after the fees collected are returned; if the violations are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of any other private schools within one to five years; and if the violations are especially serious with adverse social impact, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller and members of the decision-making body or supervisory body of other private schools permanently; if there is a violation of public security administration, the public security authority shall impose a public security administrative penalty; if a crime is committed, criminal responsibility shall be investigated.

As of the date of this report, these schools providing compulsory education have not received any further rectification requirements or penalty notices from the relevant competent authority. Considering there still remain uncertainty as to when and how such Implementation Rules will become specifically applied, it is uncertain whether the Group is subject to risk of violating the Implementation Rules. Overall, in the view of the Group the possibility of a material loss is less than probable. However, the Group is unable to estimate reliably the range of loss, if any, that could result if the Group was considered as being violating the Implementation Rules by the relevant competent authority. The relevant authorities have yet to promulgate any detailed implementation rules and regulations under the Implementation Rules, therefore, the Group and these schools providing compulsory education will continue to monitor the developments and evaluate the possible impact of the Implementation Rules.

(b) Disposal of Mingyou Future

On October 9, 2021, the Group disposed Hailiang Mingyou Future (Zhejiang) Education Technology Co., Ltd, (“Mingyou Future”) and its subsidiaries to Hailiang Investment, a related party controlled by Mr. Feng, for a consideration of RMB6,534. The revenue proportion of Mingyou Future has been immaterial to the business, and the total revenue derived from Mingyou Future for each of the fiscal years ended June 30, 2019, 2020 and 2021 was less than 1%.

25    Comparative figures

The Group has initially applied IFRS 16 at July 1, 2019. Under the cumulative effect method, comparative information is not restated. See note 4(o).

As mentioned in note 21, as a result of business combinations under common control, the financial statements of the Group for period prior to the combinations have been restated to include the financial statements items of Jinhua Hailiang Foreign Language School and Feicheng Education Investment as if the entities or businesses had been consolidated at the earliest balance sheet date presented or when they first came under common control, whichever is later.

As mentioned in note 9, the Consolidated Statements of Profit or Loss and Other Comprehensive Income has been represented to show the discontinued operation separately from continuing operations.

26    Immediate and ultimate controlling party

At June 30, 2021, the Directors consider the immediate parent of the Group to be Jet Victory International Limited, which is incorporated in British Virgin Island, and the ultimate controlling party to be Mr.Feng. Neither of the parties produce financial statements available for public use.

27    Parent company financial statement

The following condensed parent company financial information of Hailiang Education Group Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021

(Amounts in thousands)

	2019	2020	2021
	RMB	RMB	RMB
Cost of revenue	—	—	—

Gross loss	—	—	—
Administrative expenses	(8,176)	(10,060)	(5,057)

Operating loss	(8,176)	(10,060)	(5,057)

Net finance expenses	—	—	—

Loss before tax	(8,176)	(10,060)	(5,057)

Loss	(8,176)	(10,060)	(5,057)
Items that will not be reclassified to profit or loss
Exchange differences on transaction of financial statements of the Company	4,086	2,966	(7,818)

Total comprehensive loss	(4,090)	(7,094)	(12,875)

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2020 AND 2021

(Amounts in thousands)

	2020	2021
	RMB	RMB
Assets
Other receivables due from subsidiaries	27,237	5,077
Long-term investment	—	10,091

Non-current assets	27,237	15,168

Other receivables due from related parties	69,591	42,830
Other current assets	225	1,233
Cash	891	23,244

Current assets	70,707	67,307

Total assets	97,944	82,475

Shareholders’ equity
Share capital	268	268
Share premium	134,583	134,583
Translation reserve	16,161	8,343
Accumulated losses	(55,739)	(60,796)

Total shareholders’ equity	95,273	82,398

Liabilities
Other payables due to third parties	2,669	75
Other payables due to related parties	2	2

Current liabilities	2,671	77

Total liabilities	2,671	77

Total shareholders’ equity and liabilities	97,944	82,475

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021

(Amounts in thousands)

	2019	2020	2021
	RMB	RMB	RMB
Cash flows from operating activities
Loss for the year	(8,176)	(10,060)	(5,057)
Adjustments for:
Change in other payables due to third parties	887	389	(2,594)
Changes in other current assets	—	(225)	(1,008)
Change in other receivable due from subsidiaries	(4,664)	(1,528)	160
Change in other receivable due from related parties	(201)	—	—

Net cash used in operating activities	(12,154)	(11,424)	(8,499)

Cash flows from investing activities
Repayment of loans from a related party	12,412	11,850	21,649
Investment in a subsidiary	—	—	(10,091)

Net cash generated from investing activities	12,412	11,850	11,558

Cash flows from financing activities
Loan borrowed from a subsidiary	—	—	22,000

Net cash generated from financing activities	—	—	22,000

Effect of movements in exchange rates on cash	(394)	75	(2,706)
Net (decrease) / increase in cash	(136)	501	22,353
Cash at the beginning of the year	526	390	891
Cash at end of the year	390	891	23,244