Form 20-F/A
period 2021-06-30
Hailiang Education Group Inc.
filed 2022-08-22
CIK 1596964

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Unless otherwise stated, as used in this report, the terms the “Company,” “Hailiang Inc.” or the “Parent” refer to Hailiang Education Group Inc., a Cayman Islands exempted company, and “we,” “us,” or “our,” refer to Hailiang Education Group Inc. and its WFOE and the WFOE’s subsidiaries, as the case may be. In addition, unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“15 Baishu schools” are to 15 managed schools sponsored or operated by “Nanchang Baishu Technology”, in Jiangxi province, namely, (i) Nanchang East Lake Sijihuacheng Kindergarten, (ii) Jiulixianghucheng Kindergarten, (iii) Nanchang Baishu Angel City&Fenghuang Kindergarten, (iv) Nanchang Foreign Language Jiulixianghucheng School, (v) Nanchang Foreign Language Gaoxin School, (vi) Nanchang Maqiu Senior Middle School, (vii) Nanchang Baishu School, (viii) Yichun Baishu Foreign Language School, (ix) Yichun Baishu Foreign Language School Xuefulu Campus, (x) Yichun Baishu Angel City&Bilingual Kindergarten, (xi) Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, (xii) NanChang Baishu Xingfu Shiguang Kindergarten, (xiii) Nanchang Hualian Foreign Language Experimental School, (xiv) Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, and (xv) Jingdezhen Baishu School;
●	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents 16 ordinary shares;
●	“affiliated entities” are to, 25 companies controlled by Hailiang Management (defined below) and Haishan Development (defined below), before we lost control of affiliated entities providing compulsory education on September 1, 2021, including (i) Zhejiang Hailiang Mingxin Education Technology Co., Ltd., (ii) Hangzhou Hailiang Education Management Co., Ltd., (iii)Zhejiang Mingxin International Travel Co., Ltd., (iv) Shaoxing Sihai International Travel Co., Ltd., (v)Hangzhou Mingyou Training School Co., Ltd., (vi) Zhuji Tianma Boya Training Center Co., Ltd., (vii) Jinhua Hailiang Education Technology Co., Ltd., (viii) Zhuji Mingyou Training Center Co., Ltd., (ix) Lanzhou Hailiang Education Consulting Co., Ltd., (x) Wuhu Hailiang Education Management Co., Ltd., (xi) Wenzhou Hailiang Juxian Education Technology Co., Ltd., (xii) Shanghai Yunhan Education Technology Co., Ltd., (xiii) Ninghai Hailiang Education Management Co. Ltd., (xiv) Zhuji Hailiang Mingyou Chengzhong Training Center Co., Ltd., (xv) Xinchang Nanrui Hailiang Education Technology Co., Ltd., (xvi) Zhejiang Hailiang Mingyou Education Technology Co., Ltd., (xvii) Ninghai Hailiang Education Development Co., Ltd., (xviii) Feicheng Hailiang Education Investlsment Co., Ltd., (xix) Hailiang Mingyou Future (Zhejiang) Education Technology Co., Ltd. (previously named Zhuji Yuesheng Enterprise Management Consulting Co., Ltd., (xx) Xinchang Mingyou Cultural Development Co., Ltd., (xxi) Hangzhou Hailiang Mingyou Online Education Technology Co., Ltd., (xxii) Zhuji Mingyou Lechuang Education Technology Co., Ltd., (xxiii) Xinchang Mingyou Education Training Center Co., Ltd., (xxiv) Ninghai Yipin Education Training Co., Ltd., and (xxv) Suqian Leqi Training Co., Ltd., and 17 affiliated schools owned and operated by Hailiang Management; are to, 6 companies controlled by Hailiang Management, after we lost control of affiliated entities providing compulsory education on September 1, 2021 and as of the date of this annual report, including (i) Zhejiang Hailiang Mingxin Education Technology Co., Ltd., (ii)Zhejiang Mingxin International Travel Co., Ltd., (iii) Shaoxing Sihai International Travel Co., Ltd., (iv) Shanghai Yunhan Education Technology Co., Ltd., (v) Xinchang Nanrui Hailiang Education Technology Co., Ltd., (vi) Ninghai Hailiang Education Development Co., Ltd., and 6 affiliated schools owned and operated by Hailiang Management.
●	“affiliated entities providing compulsory education services” are to 7 companies, namely (i) Ninghai Hailiang Education Management Co., Ltd., (ii) Wenzhou Hailiang Juxian Education Technology Co., Ltd., (iii) Hangzhou Hailiang Education Management Co., Ltd., (iv) Jinhua Hailiang Education Technology Co., Ltd., (v) Lanzhou Hailiang Education Consulting Co., Ltd., (vi) Wuhu Hailiang Education Management Co., and (vii) Feicheng Hailiang Education Investment Co., Ltd.; and 11 affiliated schools, namely (i) Zhejiang Zhuji Hailiang Primary School, (ii) Zhejiang Zhuji Hailiang Junior Middle School, (iii) Zhejiang Zhuji Hailiang Foreign Language School, (iv) Zhejiang Zhuji Tianma Experimental School, (v) Ninghai Future School, (vi) Hailiang Overseas Chinese School, (vii) Xianghu Future School, (viii) Jinhua Hailiang Foreign Language School, (ix) Lanzhou Hailiang Experimental School, (x) Wuhu Hailiang Experimental School, and (xi) Feicheng Hailiang Foreign Language School;
●	“affiliated schools” are to 17 schools that are owned and operated by Hailiang Management and Haishan Developmen before we lost control of affiliated entities providing compulsory education on September 1, 2021, including (i) Zhejiang Zhuji Hailiang Primary School, (ii) Zhejiang Zhuji Hailiang Junior Middle School, (iii) Zhejiang Zhuji Hailiang Senior Middle

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
●	“Art Joint Examination” are to art university and college entrance examinations administered in China. Student enrolled in art education program are required to attend both Art Joint Examination and Gaokao;
●	“Beize Group” are to “Zhejiang Beize Group Co., Ltd.” (previously named “Zhejiang Zhongyida Investment Co., Ltd.”) a PRC company controlled by Mr. Feng and is a 0.1% record shareholder of Hailiang Management;
●	“compulsory education” are to the nine years of education mandated by the PRC, consisting of six years of primary education and three years of secondary education;
●	“Dual first-class universities” are to the outstanding universities recognized jointly by the Ministry of Education, the Ministry of Finance, and the National Development and Reform Commission. This recognition aims to promote the development of higher education for the establishment of world-class universities and world-class disciplines;
●	“Feicheng Education Investment” are to “Feicheng Hailiang Education Investment Co., Ltd., a PRC company we acquired as a wholly owned subsidiary from Hailiang Investment on April 26, 2021;
●	“fiscal year” are to the period from July 1 of each calendar year to June 30 of the following calendar year;
●	“Gaokao” are to university entrance examinations administered in China;
●	“Hailiang After-school” are to Zhuji Hailiang After-school Service Co., Ltd., a PRC corporation incorporated on August 2, 2018 as a wholly owned subsidiary of Ningbo Haoliang;
●	“Hailiang Consulting” or “WFOE”, are to “Zhejiang Hailiang Education Consulting and Services Co., Ltd.,” a wholly foreign-owned subsidiary of Hailiang Education (HK) Limited incorporated on December 7, 2011 in PRC;
●	“Hailiang Finance” are to Hailiang Group Finance Co., Ltd., a PRC corporation and a related party;
●	“Hailiang Group” are to Hailiang Group Co., Ltd., a PRC corporation and a related party;
●	“Hailiang HK” are to Hailiang Education (HK) Limited, a Hong Kong corporation and a wholly owned subsidiary of the Company.
●	“Hailiang International Studying” are to “Hailiang Education International Studying Service Limited,” Hailiang HK’s wholly owned subsidiary incorporated on September 26, 2018 in Hong Kong;
●	“Hailiang Investment” are to “Hailiang Education Investment Group Co., Ltd.”, a PRC corporation controlled by our ultimate controlling shareholder, Mr. Feng. Hailiang Investment previously was named “Hailiang Education Management Group Co., Ltd.”;
●	“Hailiang Management” are to “Hailiang Education Management Group Co., Ltd.,” (previously named “Zhejiang Hailiang Education Investment Group Co., Ltd.”), a PRC corporation and an entity in which we do not hold any equity interests but control by means of a series of contractual arrangements between WFOE and the VIE Shareholders (defined below);

●	“Hailiang Mingxin” are to “Zhejiang Hailiang Mingxin Education Technology Co., Ltd.,” Hailiang Management’s wholly owned subsidiary incorporated on August 9, 2017 as a PRC corporation;
●	“Hailiang Sports” are to “Ningbo Hailiang Sports Development Co., Ltd.,” incorporated on May 18, 2018, as a wholly owned subsidiary of Hailiang Consulting;
●	“Haishan Development” are to “Zhejiang Haishan Education Development Co., Ltd,” a PRC corporation and an entity in which we do not hold any equity interests but control by means of a series of contractual arrangements between WFOE and the VIE Shareholders (defined below);
●	“HIEG” are to “Hailiang International Education Group Pte. Ltd.,” Hailiang Inc.’s wholly owned subsidiary incorporated on April 29, 2020 as a Singapore corporation;
●	“Jinhua Education Technology” are to “Jinhua Hailiang Education Technology Co., Ltd.,” Hailiang Management’s wholly owned subsidiary incorporated on May 21, 2020 as a PRC corporation;
●	“Juxian Technology” are to “Wenzhou Hailiang Juxian Education Technology Co., Ltd,” a PRC corporation incorporated on May 18, 2020, which is 51% owned by Hailiang Management;
●	“K-9 schools” are to 11 affiliated schools, namely (i) Zhejiang Zhuji Hailiang Primary School, (ii) Zhejiang Zhuji Hailiang Junior Middle School, (iii) Zhejiang Zhuji Hailiang Foreign Language School, (iv) Zhejiang Zhuji Tianma Experimental School, (v) Ninghai Future School, (vi) Hailiang Overseas Chinese School, (vii) Xianghu Future School, (viii) Jinhua Hailiang Foreign Language School, (ix) Lanzhou Hailiang Experimental School, (x) Wuhu Hailiang Experimental School, and (xi) Feicheng Hailiang Foreign Language School;
●	“K-12” are to primary (beginning at age 6), middle and high schools for the fiscal year ended June 30, 2019, 2020 and 2021;
●	“K-12 educational services” are to K-12 student management services, including accommodation and after-school enrichment services, high school curriculum education services and K-9 compulsory curriculum education services.
●	“Lanzhou Hailiang Consulting” are to “Lanzhou Hailiang Education Consulting Co., Ltd.,” incorporated on August 7, 2019 as a PRC corporation;
●	“managed schools” are to schools the group (defined below) operates by providing operation and management services, but does not own or sponsor, as of June 30, 2021, including (i) Nanchang East Lake Sijihuacheng Kindergarten, (ii) Jiulixianghucheng Kindergarten, (iii) Nanchang Baishu Angel City & Fenghuang Kindergarten, (iv) Nanchang Foreign Language Jiulixianghucheng School, (v) Nanchang Foreign Language Gaoxin School, (vi) Nanchang Maqiu Senior Middle School, (vii) Nanchang Baishu School, (viii) Yichun Baishu Foreign Language School, (ix) Yichun Baishu Foreign Language School Xuefulu Campus, (x) Yichun Baishu Angel City & Bilingual Kindergarten, (xi) Yichun Baishu Angel City & Bilingual Kindergarten Xuefulu Campus, (xii) NanChang Baishu Xingfu Shiguang Kindergarten, (xiii) Nanchang Hualian Foreign Language Experimental School, (xiv) Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten, (xv) Jingdezhen Baishu School, (xvi) Xinchang Nanrui Experimental School, (xvii) Xiantao No.1 Middle School, (xviii) Sihong Second Experimental School, (xix) Xiaoshan District Wenyan Primary School, (xx) Xiaoshan District Wenyan No. 2 Primary School, (xxi) Xiaoshan District Wenyan Middle School, (xxii) Hangzhou Chunhui Primary School, (xxiii) Hailiang Kindergarten, (xxiv) Zhuji Hailiang Jinshan Kindergarten, (xxv) Tianma Kindergarten, (xxvi) Xiamen Road School, and (xxvii) Fumin Avenue School;
●	“MOE” are to “Ministry of Education of the People’s Republic of China”, and branches of education bureaus established in regions at all levels;
●	“Mr. Feng” are to Mr. Hailiang Feng, our founder and ultimate controlling shareholder. Mr. Feng served as the chairman and chief executive officer of our group, held directorships and management roles in our subsidiaries and affiliated entities until November 2014. Mr. Feng is the founder of Hailiang Group;
●	“Nanchang Baishu Technology” are to Nanchang Baishu Technology Co., Ltd., a PRC corporation;

●	“Ningbo Haoliang” are to “Ningbo Haoliang Information Consulting Co., Ltd.,” a PRC corporation incorporated on June 20, 2017, as a wholly owned subsidiary of Hailiang Consulting;
●	“Ningbo Hailiang” are to “Ningbo Hailiang Education Logistics Management Co. Ltd.,” a PRC corporation incorporated on June 22, 2017, as a wholly owned subsidiary of Hailiang Consulting;
●	“our company,” “we,” “us,” or “our” are to Hailiang Education Group Inc. and its subsidiaries, including the WFOE and the WFOE’s subsidiaries;
●	“PHIC company” are to “Pate’s - Hailiang International College Company Limited,” a PRC corporation and Hailiang International Studying’s wholly owned subsidiary incorporated on October 9, 2018 in United Kingdom;
●	“PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;
●	“PRC subsidiaries” are to the WFOE, and the WFOE’s subsidiaries;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“school year” are usually to the period from September 1 of each calendar year to June 30 of the following calendar year;
●	“Shanghai Yunhan” are to “Shanghai Yunhan Education Technology Co., Ltd.,” incorporated on September 8, 2020, as a wholly owned subsidiary of Hailiang Management;
●	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
●	“student attendances” are to the cumulative total number of courses and/or services enrolled in and paid for by the group’s (defined below) students during a certain period, including multiple courses and/or services enrolled in and paid for by the same student;
●	“the Company,” “Hailiang Inc.” or the “Parent” are to Hailiang Education Group Inc.;
●	“the group” are to the Company, its subsidiaries and consolidated affiliated entities;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
●	“VIE” are to variable interest entity;
●	“VIEs” or “consolidated VIEs”, “affiliated entities,” or “consolidated affiliated entities” are to Hailiang Management, Haishan Development and their subsidiaries;
●	“VIE Shareholders” are to Mr. Feng and Beize Group, who collectively hold 100% of the equity interests in Hailiang Management, and 100% of the equity interests in Haishan Development;
●	“Wuhu Management” are to “Wuhu Hailiang Education Management Co., Ltd.,” a PRC corporation incorporated on January 21, 2020 as a PRC corporation;
●	“Xiantao Logistics” are to “Xiantao Hailiang Education Logistics Management Co., Ltd,” a PRC corporation incorporated on July 23, 2020, which is 90% owned by Ningbo Hailiang;
●	“Zhejiang Mingxin International Travel” are to “Zhejiang Mingxin International Travel Co., Ltd.,” a PRC corporation incorporated on August 2, 2018, as a wholly owned subsidiary of Hailiang Management;
●	“Zhenjiang Jianghe High School of Art” are to “Zhenjiang Jianghe High School of Art Co., Ltd.,” a PRC corporation acquired on October 31, 2018, which is 51% owned by Hailiang Management;
●	“Zhongkao” are to high school entrance examinations administered in China;

●	“Zhuji Hailiang Foreign Language High” are to “Zhuji Hailiang Foreign Language High School Co., Ltd.,” a PRC corporation incorporated on August 28, 2018, as a wholly owned subsidiary of Hailiang Management;
●	“Zhuji Hailiang Logistics” are to “Zhuji Hailiang Logistics Service Co., Ltd.,” Ningbo Hailiang’s wholly owned subsidiary incorporated on September 26, 2018 as a PRC corporation;
●	“Zhuji Hailiang Supply” are to “Zhuji Hailiang Supply Chain Management Co., Ltd.,” Ningbo Hailiang’s wholly owned subsidiary incorporated on September 26, 2018 as a PRC corporation; and
●	“Zhuji Nianxin Lake Hotel” are to “Zhuji Nianxin Lake Hotel Co. Ltd.,” Hailiang Consulting’s wholly owned subsidiary was incorporated on September 22, 2017 as a PRC corporation.

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

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct substantially all of the operations through our PRC subsidiaries, Hailiang Consulting and its subsidiaries, and the VIEs, Hailiang Management and Haishan Development and the VIEs’ subsidiaries, through a series of VIE agreements.

The VIE structure provides contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. For example, foreign ownership in educational services is subject to significant regulations in China. The PRC government regulates the provision of educational services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Corporate Structure –– Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the contractual arrangements that establish our corporate structure for operating the group’s business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

For accounting purposes, we receive the economic benefits of Hailiang Management and its subsidiaries through certain contractual arrangements (the “Second Amended and Restated Contractual Arrangements”), and we receive the economic benefits of Haishan Development and its subsidiaries through similar contractual arrangements (the “August 2021 VIE Agreements,” and together with the Second Amended and Restated Contractual Arrangements, the “Contractual Arrangements”). Such Contractual Arrangements enable us to consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements under the International Financial Reporting Standards, or IFRS, which VIE structure involves unique risks to investors. Our ordinary shares are shares of Hailiang Education Group Inc., the offshore holding company in the Cayman Islands, instead of shares of our PRC subsidiaries, or the VIEs or their subsidiaries in China. As of the date of this report, the Contractual Arrangements have not been tested in court. Neither the investors in the holding company nor the Company have an equity ownership in, direct foreign investment in, or control as effective as equity ownership of, the VIEs. For a description of the Contractual Arrangements, see “Item 4. Information on the Company––C. Organizational Structure––Contractual Arrangements with the affiliated entities and their shareholders.”

Because we do not directly hold equity interests in the VIEs or their subsidiaries, we and the VIEs are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles and the validity and enforcement of the Contractual Arrangements among our WFOE, the VIEs, and the VIE Shareholders. We and the VIEs are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our and the VIEs’ operations, and the value of our ordinary shares may depreciate significantly or become worthless. The Contractual Arrangements have not been tested in a court of law in China as of the date of this report. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Corporate Structure–– Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the Contractual Arrangements that establish our corporate structure for operating the group’s business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

We are subject to certain legal and operational risks associated with our and the VIEs operations being based in China. PRC laws and regulations governing our and the VIEs’ current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of our subsidiaries, the VIEs, and their subsidiaries, significant depreciation or a complete loss of the value of our ordinary shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors.

Complex and evolving PRC laws and regulations could adversely affect the overall economy in China or the educational services market, which could harm the group’s business.

Substantially all of our operations are conducted in China, and most of our revenue is derived from China. Accordingly, the group’s business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC government has significant oversight and discretion over the conduct of the group’s business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect the group’s business, financial condition and results of operations. For example, under the Private Education Laws promulgated in 2004 and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” However, pursuant to the 2016 Private Education Law, sponsors are not permitted to register for-profit schools that provide compulsory education services, which applies to grades one to nine and applies to a significant portion of our for-profit K-12 education business. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China — PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the educational services market, which could harm the group’s business.”

The PRC government’s oversight and control over offerings conducted overseas may significantly impact on our ability to offer, or continue to offer, our securities to investors

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On December 28, 2021, 13 governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

As of the date of this report, none of our Company, our subsidiaries, nor the VIEs and their subsidiaries have been involved in any investigation or cybersecurity review or anti-monopoly investigation initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures.

As of the date of this report, our and the VIEs operations in the PRC are not subject to the review of the CAC or the China Securities Regulatory Commission (“CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and we are then required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant required permissions or approvals, any action taken by the PRC government could significantly limit or completely hinder our PRC subsidiaries’ or the VIEs’ operations in the PRC and our ability to continue to offer our ordinary shares to investors and could cause the value of such securities to significantly decline or be worthless. Since these statements and regulatory actions are newly published, thus official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIEs and their subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (“SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries, or the VIEs and their subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect the group’s business, as we routinely collect, store and use data during the conduct of the group’s business” and “Item 3. Key

Information—D. Risk Factors—Risks Relating to Doing Business in China—We might have been required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the Nasdaq Global Market”.

As a company incorporated under the laws of the Cayman Islands, we conduct a majority of the operations in China and a majority of our and the VIEs’ assets are located in China. In addition, the majority of our directors and senior executive officers, namely Junwei Chen, Cuiwei Ye, Ken He, Xiaohua Gu, Xiaofeng Cheng, Ping Huang, Lei Peng, Zhougang Zhu, and Guan Huang, reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.”

In addition, our ordinary shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2022. If trading in our ordinary shares is prohibited under the Holding Foreign Companies Accountable Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares and trading in our ordinary shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. Our auditor, KPMG Huazhen LLP, is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, and hence, our auditor is not currently inspected by the PCAOB. Our auditor is identified to be subject to the determinations announced by the PCAOB on December 16, 2021. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to us.”

If we complete the proposed going private transaction and are thus delisted from the Nasdaq Global Market, we believe the potential prohibition of our continued listing by Nasdaq will be inconsequential. On December 23, 2021, we disclosed our receipt of a preliminary non-binding proposal to acquire our Company at US$14.31 per ADS. On May 9, 2022, we entered into an agreement and a plan of merger with Hailiang Education International Limited (“Merger Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, and HE Merger Sub Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands and a wholly-owned subsidiary of Merger Parent. If completed, the merger will result in the Company becoming a privately held company wholly owned by Merger Parent and our ADSs will no longer be listed on the Nasdaq Global Market and, thus the potential prohibition of our continued listing by the Nasdaq would be inconsequential.

Impact of Taxation on Dividends or Distributions

Hailiang Education Group Inc. is incorporated in the Cayman Islands and conducts business in China through its PRC subsidiaries and the VIEs. As a result, our ability to pay dividends and to service any debt we may incur and pay our operating expenses principally depends on dividends paid by our PRC subsidiaries. Under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation. If we determine to distribute dividends through the Parent, the PRC subsidiaries will transfer the dividends to Hailiang HK in accordance with the laws and regulations of the PRC, Hailiang HK will transfer the dividends to the Parent, and the dividends will be distributed from the Parent to all shareholders in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

For the fiscal years ended June 30, 2019, 2020, and 2021, neither our PRC subsidiaries nor the consolidated VIEs have declared or paid any dividends or made any distributions to the Parent. For the fiscal year ended June 30, 2022, dividends of US$15.6 million from our WFOE was transferred to Hailiang HK. Withholding tax with a tax rate of 10% was paid based on the PRC Enterprise Income Tax Law (the “New EIT Law”) and its implementation rules. We have never declared or paid any dividends on our ordinary shares and we have no current intention to pay dividends to shareholders. We currently intend to retain all future earnings to finance our operations. Under the current laws of the Cayman Islands, Hailiang Education Group Inc. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings(1)	100.00
Tax on earnings at statutory rate of 25% at the VIEs level	(25.00)
Amount to be distributed as dividend from the VIEs to Hailiang HK(2)	75.00
Withholding tax at tax rate of 10%	(7.50)
Amount to be distributed as dividend at Hailiang HK and net distribution to Hailiang Education Group Inc.	67.50

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.
(2)	Under the Enterprise Income Tax Law, our PRC subsidiaries are subject to a unified 25% enterprise income tax rate.
(3)

China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at the Hong Kong subsidiary level for any dividend distribution to Hailiang Education Group Inc. If a 5% withholding income tax rate is imposed, the withholding tax will be 3.75 and the amount to be distributed as dividend at the Hong Kong subsidiary level and net distribution to Hailiang Education Group Inc. will be 71.25.

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position for the Parent, WFOE, other subsidiaries of the Parent and the VIEs as of the dates presented.

	As of June 30,
	2020							2021
			Other							Other
			subsidiaries	Consolidated	Elimination		Consolidated			subsidiaries	Consolidated	Elimination		Consolidated
	Parent	WFOE	of Parent	VIEs	adjustments		totals*	Parent	WFOE	of Parent	VIEs	adjustments		totals*

	RMB							RMB
Consolidating Schedule of Financial Position
Assets
Property and equipment, net	—	—	44,434	615,417	—		659,851	—		43,249	422,485	—		465,734
Intangible assets and goodwill, net	—	—	1,495	96,311	—		97,806	—		659	17,641	—		18,300
Right-of-use assets	—	—	252,334	265,275	—		517,609	—		256,492	246,321	—		502,813
Contract costs	—	—	—	11,161	—		11,161	—		—	12,438	—		12,438
Prepayments to third party suppliers	—	—	16	126	—		142	—		—	—	—		—
Term deposits held at a related party finance entity	—	—	—	—	—		—	—		993,182	427,757	—		1,420,939
Deferred tax assets	—	—	64	504	—		568	—		64	795	—		859
Other receivables due from intercompany (1)	27,237	—	—	—	(27,237)	(1)	—	5,077		—	—	(5,077)	(1)	—
Investment in subsidiaries (2)	—	18,435	18,886	—	(37,321)	(2)	—	10,091	19,435	18,886	—	(48,412)	(2)	—
Non-current assets	27,237	18,435	317,229	988,794	(64,558)		1,287,137	15,168	19,435	1,312,532	1,127,437	(53,489)		2,421,083
	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;		&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;		&Negative ThickSpace;
Other receivables due from related parties	69,591	98	1,482	6,271	—		77,442	42,830	98	7,539	3,401	—		53,868
Other current assets	225	88	8,020	28,183	—		36,516	1,233		6,442	30,110	—		37,785
Term deposits held at a related party finance entity	—	—	88,500	833,101	—		921,601	—		24,141	453,162	—		477,303
Restricted bank deposits	—	—	—	324	—		324	—		—	1,324	—		1,324
Cash and cash equivalents	891	1,695	217,175	296,685	—		516,446	23,244	20,169	54,047	181,960	—		279,420
Other receivables due from intercompany (1)	—	66,271		7,660	(73,931)	(1)	—	—	44,561	—	283,561	(328,122)	(1)	—
Current assets	70,707	68,152	315,177	1,172,224	(73,931)		1,552,329	67,307	64,828	92,169	953,518	(328,122)		849,700
	&Negative ThickSpace;	&Negative ThickSpace;			&Negative ThickSpace;		&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;		&Negative ThickSpace;
Total assets	97,944	86,587	632,406	2,161,018	(138,489)		2,839,466	82,475	84,263	1,404,701	2,080,955	(381,611)		3,270,783
	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;		&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;		&Negative ThickSpace;
Equity
Share capital	268	18,886	18,443	140,120	(177,449)		268	268	18,886	29,534	140,120	(188,540)		268
Share premium	134,583	—	—	—	—		134,583	134,583		—	—	—		134,583
Contributed capital	—	—	—	112,906	140,128		253,034	—		—	57,856	140,128		197,984
Reserves	16,161	300	33,714	345,878	—		396,053	8,343	2,298	56,033	376,279	—		442,953
Retained earnings	(55,739)	(506)	374,761	924,390	—		1,242,906	(60,796)	17,477	767,314	700,855	—		1,424,850
Total Hailiang Education Group Inc. shareholders’ equity (2)	95,273	18,680	426,918	1,523,294	(37,321)	(2)	2,026,844	82,398	38,661	852,881	1,275,110	(48,412)	(2)	2,200,638
Non-controlling interests	—		—	10,797	—		10,797	—		404	15,818	—		16,222
	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;		&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;		&Negative ThickSpace;
Total equity	95,273	18,680	426,918	1,534,091	(37,321)		2,037,641	82,398	38,661	853,285	1,290,928	(48,412)		2,216,860
	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;		&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;		&Negative ThickSpace;

	As of June 30,
	2020							2021
			Other							Other
			subsidiaries	Consolidated	Elimination		Consolidated			subsidiaries	Consolidated	Elimination		Consolidated
	Parent	WFOE	of Parent	VIEs	adjustments		totals*	Parent	WFOE	of Parent	VIEs	adjustments		totals*

	RMB							RMB
Liabilities
Contract liabilities	—	—	—	3,159	—		3,159	—		—	132	—		132
Deferred tax liabilities	—	—	—	4,607	—		4,607	—		—	4,736	—		4,736
Lease liabilities	—	—	3,385	15,364	—		18,749	—		2,456	28,065	—		30,521
Non-current liabilities	—	—	3,385	23,130	—		26,515	—		2,456	32,933	—		35,389
	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;		&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;		&Negative ThickSpace;
Trade and other payables due to third parties	2,669	200	58,476	210,667	—		272,012	75		93,685	282,987	—		376,747
Other payables due to related parties	2	67,524	3,647	85,536	—		156,709	2	45,454	5,882	83,644	—		134,982
Contract liabilities	—	—	9,172	286,807	—		295,979	—		64,765	380,100	—		444,865
Income tax payable	—	183	29,640	19,034	—		48,857	—	148	50,580	5,979	—		56,707
Lease liabilities	—	—	—	1,753	—		1,753	—		849	4,384	—		5,233
Other payables due to intercompany (1)	—	—	101,168	—	(101,168)	(1)	—	—		333,199	—	(333,199)	(1)	—
Current liabilities	2,671	67,907	202,103	603,797	(101,168)		775,310	77	45,602	548,960	757,094	(333,199)		1,018,534
Current liabilities	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;		&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;		&Negative ThickSpace;
Total liabilities	2,671	67,907	205,488	626,927	(101,168)		801,825	77	45,602	551,416	790,027	(333,199)		1,053,923
&NegativeThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;		&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;	&Negative ThickSpace;		&Negative ThickSpace;
Total equity and liabilities	97,944	86,587	632,406	2,161,018	(138,489)		2,839,466	82,475	84,263	1,404,701	2,080,955	(381,611)		3,270,783

* Please refer to selected consolidated financial statements under Item 3. KEY INFORMATION-A. Selected Financial Data and the consolidated financial statements under F-page for cross reference.

The following table presents the condensed consolidating schedules of profit or loss and other comprehensive income and cash flows for the Parent, WFOE, other subsidiaries of the Parent and the VIEs for the periods presented.

	For the Year Ended June 30,
	2019							2020							2021
			Other							Other							Other
			subsidiaries	Consolidated	Elimination		Consolidated			subsidiaries	Consolidated	Elimination		Consolidated			subsidiaries	Consolidated	Elimination		Consolidated
	Parent	WFOE	of Parent	VIEs	adjustments		totals*	Parent	WFOE	of Parent	VIEs	adjustments		totals*	Parent	WFOE	of Parent	VIEs	adjustments		totals*

	RMB							RMB							RMB
Condensed Consolidating Schedule of Profit or Loss and Other Comprehensive Income
Continuing operations
Revenue	—		478,284	613,975	(69,464)	(3)	1,022,795	—		509,570	598,275	(80,472)	(3)	1,027,373	—		962,141	510,200	(96,551)	(3)	1,375,790
Cost of revenue	—		(231,401)	(441,705)	59,326	(3)	(613,780)	—		(229,516)	(418,213)	67,469	(3)	(580,260)	—		(367,163)	441,717	80,294	(3)	(728,586)
Gross profit	—		246,883	172,270	(10,138)		409,015	—		280,054	180,062	(13,003)		447,113	—		594,978	68,483	(16,257)		647,204
Other income, net	—		20,028	899	—		20,927	—		31,024	36,046	—		67,070	—		28,096	18,534	—		46,630
Selling expenses	—		(5,947)	(6,484)	635	(3)	(11,796)	—		(5,794)	(8,150)	—		(13,944)	—		(16,366)	(13,737)	366	(3)	29,737
Administrative expenses	(8,176)	(118)	(33,450)	(4,254)	9,503	(3)	(36,495)	(10,060)	(191)	(32,372)	(15,498)	13,003	(3)	(45,118)	(5,057)	(2)	(54,955)	(7,198)	15,891	(3)	(51,321)
Operating profit	(8,176)	(118)	227,514	162,431	—		381,651	(10,060)	(191)	272,912	192,460	—		455,121	(5,057)	(2)	551,753	66,082	—		612,776
Finance income	—	2,064	1,052	13,480	—		16,596	—	1,428	1,330	13,279	—		16,037	—	6	27,227	8,607	—		35,840
Finance costs	—		—	—	—		—	—		(1,513)	(1,922)	—		(3,435)	—	(23)	(51)	(1,077)	—		(1,151)
Net finance income	—	2,064	1,052	13,480	—		16,596	—	1,428	(183)	11,357	—		12,602	—	(17)	27,176	7,530	—		34,689
Investment income																		20,000	(20,000)		—
Profit before tax	(8,176)	1,946	228,566	175,911	—		398,247	(10,060)	1,237	272,729	203,817	—		467,723	(5,057)	19,981	578,929	73,612	(20,000)		647,465
Income tax expenses	—		(59,269)	(49,444)	—		(108,713)	—	(183)	(69,093)	(52,648)	—		(121,924)	—		(145,223)	(20,132)	—		(165,355)
Profit from continuing operations	(8,176)	1,946	169,297	126,467	—		289,534	(10,060)	1,054	203,636	151,169	—		345,799	(5,057)	19,981	433,706	53,480	(20,000)		482,110
Profit/(loss) from discontinued operations, net of tax	—		—	23,058	—		23,058	—		—	24,205	—		24,205	—		—	(243,337)	—		(243,337)
Net Profit	(8,176)	1,946	169,297	149,525	—		312,592	(10,060)	1,054	203,636	175,374	—		370,004	(5,057)	19,981	433,706	(189,857)	(20,000)		238,773

*Please refer to selected consolidated financial statements under Item 3. KEY INFORMATION-A. Selected Financial Data and the consolidated financial statements under F-page for cross reference.

	For the Year Ended June 30,
	2019						2020						2021
			Other						Other						Other
			subsidiaries	Consolidated	Elimination	Consolidated			subsidiaries	Consolidated	Elimination	Consolidated			subsidiaries	Consolidated	Elimination		Consolidated
	Parent	WFOE	of Parent	VIEs	adjustments	totals*	Parent	WFOE	of Parent	VIEs	adjustments	totals*	Parent	WFOE	of Parent	VIEs	adjustments		totals*

	RMB						RMB						RMB
Condensed Consolidating Schedule of Cash Flows
Net cash generated from/(used in) operating activities	(12,154)	4,860	60,682	658,774	—	712,162	(11,424)	(15,073)	290,161	180,706	—	444,370	(8,499)	(1,526)	571,160	332,257	—		893,392
Net cash generated from/(used in) investing activities	12,412	(1,500)	(93,602)	(1,171,193)	—	(1,253,883)	11,850		(94,807)	(66,560)	—	(149,517)	11,558	20,000	(933,632)	(369,223)	242,091	(4)	(1,029,206)
Net cash generated from/(used in) financing activities	—		—	(1,343)	—	(1,343)	—		(34,884)	(15,498)	—	(50,382)	22,000		197,926	(78,308)	(242,091)	(4)	(100,473)
Net increase/(decrease) in cash and cash equivalents	258	3,360	(32,920)	(513,762)	—	(543,064)	426	(15,073)	160,470	98,648	—	244,471	25,059	18,474	(164,546)	(115,274)	—		236,287
Cash and cash equivalents at beginning of the year	526	13,408	89,575	711,797	—	815,306	390	16,768	56,345	198,035	—	271,538	891	1,695	217,175	296,685	—		516,446
Effect of movements in exchange rates on cash and cash equivalents	(394)		(310)	—	—	(704)	75		360	2	—	437	(2,706)		1,418	549	—		(739)
Cash and cash equivalents at the end of the year	390	16,768	56,345	198,035	—	271,538	891	1,695	217,175	296,685	—	516,446	23,244	20,169	54,047	181,960	—		279,420

* Plesase refer to the consolidated financial statements under F-page for cross reference.

(1)It represents the elimination of intercompany balances among the Parent, WFOE, other subsidiaries of the Parent and the consolidated VIEs.

(2)It represents the elimination of the investment in WFOE and other subsidiaries by the Parent.

(3)	It represents the elimination of intercompany transactions including selling products and providing management and logistic services to the consolidated VIEs by the subsidiaries of Parent.

(4)

It represents the elimination of cash paid by the Parent to its subsidiaries as investment or capital increase, the loans provided to the Parent by its subsidiaries and the loans provided by the consolidated VIEs to the subsidiaries of the Parent.

Cash Flows through Our Organization

As of June 30, 2021, we had RMB280.7 million (US$43.5 million) in cash and cash equivalents and restricted cash and RMB1,898.2 million (US$294.0 million) in term-deposits held by a related party finance entity. Although we consolidate the results of the VIEs, we only have access to the assets or earnings of the VIEs through our Contractual Arrangements with the VIEs. The cash flows that have occurred among the Parent, WFOE, other subsidiaries of the Parent and the VIEs are summarized as follows:

	For the Year Ended June 30,
	2019	2020	2021

	In thousands
	RMB
dividends paid by Ningbo Logistic to WFOE	—	—	20,000
cash paid by Ningbo Haoliang to the Parent as an inter-company loan	—	—	22,000
cash paid by the Parent to HIEG as equity investment	—	—	10,091
cash paid by VIEs to subsidiaries of the Parent as inter-company loans	—	—	230,000
Service fees paid by VIEs to subsidiaries of the Parent	8,385	14,158	18,602

For the years ended June 30, 2019, 2020 and 2021, the subsidiaries of the Parent paid dividends to WFOE of nil, nil and RMB20.0 million (approximately US$3.1 million), respectively. The related cash flows were classified as financing activities of the subsidiaries of the Parent and investing activities of WFOE.

For the years ended June 30, 2019, 2020 and 2021, the subsidiaries of the Parent provided loans of nil, nil and RMB22.0 million (approximately US$3.4 million) to the Parent, respectively. The related cash flows were classified as investing activities of the subsidiaries of the Parent and financing activities of the Parent.

For the years ended June 30, 2019, 2020 and 2021, the Parent invested in its subsidiaries nil, nil and RMB10.1 million (approximately US$1.6 million), respectively. The related cash flows were classified as investing activities of the Parent and financing activities of the subsidiaries of the Parent.

For the years ended June 30, 2019, 2020 and 2021, the subsidiaries of the Parent borrowed loans of nil, nil and RMB230.0 million (approximately US$35.6 million) from the consolidated VIEs with free interest rate, respectively. The related cash flows were classified as investing activities of the consolidated VIEs and financing activities of the Parent’s subsidiaries.

Pursuant to the consulting service agreement constituting a part of the Contractual Arrangements, our WFOE, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide the VIEs with comprehensive technical and business support services. In particular, such services include developing curriculum, conducting market research, offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the VIEs may require from time to time. Without the prior consent of Hailiang Consulting, none of VIEs may accept such services provided by any third party. Hailiang Consulting owns the exclusive intellectual property rights created as a result of the performance of such consulting service agreement. The VIEs agree to pay annual service fees to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. For the years ended June 30, 2019, 2020 and 2021, the VIEs paid service fees of RMB8.4 million, RMB14.2 million and RMB18.6 million (approximately US$2.9 million) to the subsidiaries of the Parent, respectively. The related cash flows were classified as operating activities of the subsidiaries of the Parent and the consolidated VIEs. See the condensed consolidating schedule and the consolidated financial statements provided in “Item 4. Information on the Company––C. Organizational Structure––Contractual Arrangements with the affiliated entities and their shareholders––Financial Information Related to the VIEs.” To the extent cash in the business is in the mainland China or Hong Kong or in our mainland China or Hong Kong entities, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China —Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

Restrictions and Limitations on Transfer of Capital

We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from the group’s businesses, including our subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the Contractual Arrangements.

The Company is permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using financing activities to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand the group’s business.”

Under our current corporate structure, Hailiang Education Group Inc.’s ability to pay dividends depends upon dividends paid by its Hong Kong subsidiary, which in turn depends on dividends paid by its PRC subsidiaries.

Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through the Contractual Arrangements. If the PRC authorities determine that the Contractual Arrangements constituting part of the VIE structure do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amounts owed by the VIEs under the Contractual Arrangements may be seriously hindered.

Our wholly owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiaries, and each of the VIEs and the VIEs’ subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, after making an allocation to the statutory reserve funds from their after-tax profits, our wholly owned subsidiaries in China, the VIEs and the VIEs’ subsidiaries may allocate a portion of their after-tax profits, based on PRC accounting standards, to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

In addition, if the WFOE incurs debt on its own behalf in the future, the instruments governing its debt may restrict its ability to pay dividends to the Company.

Remittance of dividends by our wholly owned subsidiaries out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange of the PRC, or the SAFE. Approvals by or registration with appropriate government authorities are required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiaries may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive income and allocate or reinvest effectively.”

Our Hong Kong subsidiary may be considered a non-resident enterprise for tax purposes, so any dividends our WFOE pays to our Hong Kong subsidiary may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our WFOE in China, or if our Hong Kong subsidiary is determined by PRC government authority to have received benefits from a reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders, including our ADS holders, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if we are deemed to be a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including our ADS holders, and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20%, which, in the case of dividends, may be withheld at the source. Any such tax may reduce the returns on an investment in the ADSs or ordinary shares.

Cash Management Policies

Our management monitors the cash position of each entity within our organization regularly and prepare budgets on a-month’s basis, to ensure each entity has the necessary funds to fulfill its obligations for the foreseeable future and to ensure that there is adequate liquidity. In the event that there is a need for cash or a potential liquidity shortfall, cash transfer will be reported to our Chief Executive Officer. We intend to keep any future earnings to finance business operation and development, and we do not anticipate that any cash dividends will be paid in the foreseeable future. As such, we have not installed any cash management policies that dictate how funds are transferred among the Company, our WFOE, the VIEs, or investors.

Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report on Form 20-F:

Hailiang Education Group Inc.
100%
Hailiang International Education Group Pte. LTD.
My Campus Study Centre PTE Ltd.
100%
Hailiang Education (HK) Limited
100%
Hailiang Education International Studying Service Limited
100%
Pate's - Hailiang International College Company Limited
100%
Off-shore
On-shore
Zhejiang Hailiang Education Consulting and Services Co., Ltd.
Contractual arrangements
Zhuji Hailiang Logistics Service Co., Ltd.
Zhuji Hailiang Supply Chain Management Co., Ltd.
Ninghai Hailiang Education Logistics Management Co., Ltd
Xiantao Hailiang Education Logistics Management Co., Ltd
90%
Zhuji Hailiang After-school Service Co., Ltd.
Ningbo Hailiang Education Logistics Management Co., Ltd
Zhuji Nianxin Lake Hotel Co., Ltd
Ningbo Hailiang Sports Development Co., Ltd.
Ningbo Haoliang Information Consulting Co., Ltd.
Hangzhou Hailiang International Studying Service Co., Ltd.
Hangzhou Hailiang Study Trip Co., Ltd.
Hangzhou Hailiang Youcai Education Technology Co., Ltd.
Hailiang Education Management Group Co. Ltd.(5)
Zhejiang Haishan Education Development Co., Ltd.(4)
Zhejiang Zhuji Hailiang High School of Art
51%
Zhenjiang Jianghe High School of Art
Zhejiang Zhuji Hailiang Experimental High School
Xinchang Nanrui Hailiang Education Technology Co., Ltd.
Zhuji Hailiang Foreign Language High School Co., Ltd.
Zhejiang Zhuji Hailiang Senior Middle School
Zhejiang Mingxin International Travel Co., Ltd.
Shanghai Yunhan Education Technology Co., Ltd.
Ninghai Hailiang Education Development Co., Ltd.
Ninghai Hailiang Senior Middle School Co., Ltd.
Zhejiang Hailiang Mingxin Education Technology Co., Ltd.
Shaoxing Sihai International Travel Co., Ltd.
Zhejiang Zhuji Hailiang Primary School
Zhejiang Zhuji Hailiang Junior Middle School
Zhejiang Zhuji Hailiang Foreign Language School
Ninghai Hailiang Education Management Co. Ltd.
Ninghai Future School
Wuhu Hailiang Education Management Co., Ltd.
Wuhu Hailiang Experimental School
Hangzhou Hailiang Education Management Co., Ltd.
Xianghu Future School
Jinhua Hailiang Education Technology Co., Ltd.
Jinhua Hailiang Foreign Language School
Lanzhou Hailiang Education Consulting Co., Ltd.
Lanzhou Hailiang Experimental School
Feicheng Hailiang Education Investment Co., Ltd.
Feicheng Hailiang Foreign Language School
Zhejiang Zhuji Tianma Experimental School(3)
51%
Wenzhou Hailiang Juxian Education Technology Co., Ltd. (3)
Hailiang Overseas Chinese School
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

(2)

As of the date of this annual report, Hailiang Management or one of its subsidiaries is the sponsor of six affiliated schools and Haishan Development or one of its subsidiaries is the sponsor of 11 affiliated schools we currently operate as registered pursuant to applicable PRC laws and regulations. However, following September 1, 2017, when the 2016 Private Education Laws came into effect, and subject to the promulgation of the Implementing Rules of the 2016 Private Education Laws, the affiliated schools will be required to register as private non-profit schools that are permitted to provide compulsory education services. For the affiliated schools, Zhuji Hailiang Foreign Language High, Zhenjiang Jianghe High School of Art, and Ninghai Hailiang Senior Middle School are registered as for-profit schools, and Zhejiang Zhuji Hailiang Senior Middle School and Zhejiang Zhuji Hailiang High School of Art, that were registered before the promulgation of 2016 Private Education Law, such schools were re-registered as non-profit status in fiscal year 2021. All K-9 schools were registered or re-registered as non-profit status in fiscal year 2021.

(3)

The sponsorship of Zhejiang Zhuji Tianma Experimental School and the equity ownership of Wenzhou Hailiang Juxian Education Technology Co., Ltd. are in the process of being transferred to Haishan Development from Hailiang Management as of the date of this annual report.

(4)

We do not hold any equity interests in Haishan Development. Instead we receive the economic benefits of Haishan Development’s business operations for accounting purposes through the August 2021 VIE Agreements among Hailiang Consulting and Haishan Development’s shareholders, which agreements enable us to consolidate the financial results of Haishan Development and its subsidiaries in our consolidated financial statements under IFRS. Pursuant to the 2021 Implementation Rules for Private Education Laws, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of merger, acquisition, contractual arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with its related party. Thus, we concluded that, according to IFRS 10-Consolidated Financial Statements, we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest. However, as of the date of this annual report, we still include these entities under our organizational structure for presentation purpose.

(5)

We do not hold any equity interests in Hailiang Management, but we receive the economic benefits of Hailiang Management’s business operations for accounting purposes through the Second Amended and Restated Contractual Arrangements between Hailiang Consulting and Hailiang Management’s shareholders, which enables us to consolidate the financial results of Hailiang Management and its subsidiaries in our consolidated financial statements under IFRS.

Contractual Arrangements with the affiliated entities and their shareholders

Our ordinary shares offered are shares of Hailiang Education Group Inc., the offshore holding company in the Cayman Islands, instead of shares of the PRC subsidiaries or the VIEs in China. Neither the investors in the holding company nor the holding company itself have an equity ownership interest in, direct foreign investment in, or control of, the VIEs. As a result of our use of the VIE structure, you may never directly hold equity interests in the VIEs or their subsidiaries.

On June 30, 2017, we, through our WOFE, Hailiang Consulting, entered into the First Amended and Restated Contractual Arrangements with Hailiang Management.

On February 8, 2018, Beize Group, controlled by Mr. Feng, became a 0.1% record shareholder of Hailiang Management by contributing additional capital to Hailiang Management. As of the date of this annual report on Form 20-F, Mr. Feng and Beize Group hold a 99.9% and 0.1% equity interest in in Hailiang Management, respectively.

On February 23, 2018, each of the First Amended and Restated Contractual Arrangements were further amended and restated, whereby Hailiang Management, Hailiang Consulting, and Hailiang Management’s shareholders entered into the Second Amended and Restated Contractual Arrangements, including the Second Amended and Restated Call Option Agreement, Second Amended and Restated Powers of Attorney, Second Amended and Restated Consulting Services Agreement and Second Amended and Restated Equity Pledge Agreement. The recording process for the Second Amended and Restated Contractual Arrangements with the local government was completed on March 15, 2018.

On May 14, 2021, the State Council promulgated the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021. Such 2021 Implementation Rules for Private Education Laws may have negative impacts on our, our WFOE, and the VIEs and their subsidiaries’ business operations and operation results. Pursuant to the 2021 Implementation Rules for Private Education Laws, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party.

On August 10, 2021, Hailiang Management was divided and separated into Hailiang Management and Haishan Development for the purpose of adjusting of the business structure and preparing for the potential impact from the 2021 Implementation Rules for Private Education Laws.

On August 10, 2021, we, through our WFOE, Hailiang Consulting, entered into the August 2021 VIE Agreements, with Haishan Development, as designated to be the sponsor or parent of discontinued operating entities.

The following is a summary of the material provisions of the Second Amended and Restated Contractual Arrangements with the affiliated entities and the shareholders of Hailiang Management:

Second Amended and Restated Call Option Agreement

Pursuant to the Second Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Management, and Mr. Feng and Beize Group, who collectively hold 100% of the equity interests in Hailiang Management (the “Hailiang Management’s shareholders) entered into on February 23, 2018, the Hailiang Management’s shareholder unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the Second Amended and Restatement Contractual Arrangements or liquidation or dissolution of Hailiang Management, all or part of the equity interest in Hailiang Management at the lowest consideration permitted by PRC laws and regulations unless a valuation of the equity is required by the PRC laws. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without Hailiang Consulting’s written consent, neither Hailiang Management nor the Hailiang Management’sshareholders may sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Hailiang Management’s assets, businesses or equity interests or merge with or acquire other businesses. Without Hailiang Consulting’s written consent, Hailiang Management may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. The Second Amended and Restated Call Option Agreement may not be terminated by Hailiang Management or the Hailiang Management’s shareholders, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Call Option Agreement shall remain in full force and effect until Hailiang Management’s term of operations expires in April 2042.

Second Amended and Restated Power of Attorney

On February 23, 2018, Hailiang Management’s shareholders executed an irrevocable Second Amended and Restated Power of Attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as their attorney-in-fact to (i) exercise on their behalf all their rights as shareholders of Hailiang Management, including those rights under PRC laws and regulations and the articles of association of Hailiang Management, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Hailiang Management in its business operations, and (iii) unconditionally assign the shareholder rights of each of the Hailiang Management’s shareholders to Hailiang Consulting, including any rights to dividends or other benefits associated with being a shareholder that Hailiang Management’s shareholders each receives from Hailiang Management.

Second Amended and Restated Consulting Services Agreement

Pursuant to the Second Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Management and Hailiang Management’s shareholders, entered into on February 23, 2018, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide comprehensive technical and business support services to Hailiang Management’s affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the affiliated entities may need from time to time. Without the prior written consent of Hailiang Consulting, none of Hailiang Management’s affiliated entities may receive such services from any third party. Hailiang Consulting owns the exclusive intellectual property rights created despite the changes of the performance of services under such Second Amended and Restated Consulting Services Agreement. Hailiang Management’s affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. The Second Amended and Restated Consulting Agreement enables Hailiang Consulting (or its controlled affiliate) to charge an annual service fee, the maximum of which equals the net income of Hailiang Management’s affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the Second Amended and Restated Consulting Agreement, Hailiang Management, and Hailiang Management’s shareholders agree that each of them will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Hailiang Management’s affiliated entities, disposing of their equity interests in Hailiang Management’s affiliated entities, or paying dividends to Hailiang Management’s shareholders without the written consent of Hailiang Consulting. The Second Amended and Restated Consulting Agreement may not be terminated by Hailiang Management, or Hailiang Management’s shareholders, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Consulting Agreement shall remain in full force and effect during the term of operations of Hailiang Management’s affiliated entities.

Second Amended and Restated Equity Pledge Agreement

Pursuant to the Second Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Hailiang Management’s shareholders, and Hailiang Management entered into on February 23, 2018, each of Hailiang Management’s shareholders unconditionally and irrevocably pledged all of their respective equity interests in Hailiang Management to Hailiang Consulting to guarantee performance of the obligations of Hailiang Management’s affiliated entities under the Second Amended and Restated Call Option Agreement, the Second Amended and Restated Power of Attorney, and the Second Amended and Restated Consulting Agreement, each as described above. Hailiang Management’s shareholders each agreed that without prior written consent of Hailiang Consulting, they shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Hailiang Management, or create or allow any encumbrance on the pledged equity interests. The Second Amended and Restated Equity Pledge Agreement may not be terminated by Hailiang Management, or Hailiang Management’s shareholders, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Equity Pledge Agreement remains in full force and effect until all of the obligations of Hailiang Management’s affiliated entities under Second Amended and Restated Consulting Services Agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Hailiang Management by Hailiang Management’s shareholders has been duly registered with the local branch of State Administration for Industry and Commerce of PRC (“SAIC”) and becomes effective upon such registration.

The following is a summary of the material provisions of the August 2021 VIE Agreements with the affiliated entities and the shareholders of Haishan Development:

Call Option Agreement

Pursuant to the Option Agreement, Mr. Feng and Beize Group, who collectively hold 100% of the equity interests in Haishan Development (the Haishan Development’s shareholder) unconditionally and irrevocably granted Hailiang Consulting or its designee, an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the other agreements under the August 2021 VIE Agreements or liquidation or dissolution of Haishan Development, all or part of the equity interest in Haishan Development at the lowest consideration permitted by PRC laws and regulations, unless a valuation of the equity is required by the PRC laws. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without Hailiang Consulting’s written consent, Haishan Development and Haishan Development’s shareholders may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Haishan Development’s assets, businesses or equity interests or merge with or acquire other businesses. Without obtaining Hailiang Consulting’s written consent, Haishan Development may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. This agreement may not be terminated by Haishan Development or Haishan Development’s shareholders, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, this agreement shall remain in full force and effect until the expiration of Haishan Development’s term of Haishan Development’s term of operations.

Power of Attorney

Haishan Development’s shareholders each executed an irrevocable Power of Attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as their attorney-in-fact to (i) exercise on their respective behaves all their respective rights as shareholders of Haishan Development, including those rights under PRC laws and regulations and the articles of association of Haishan Development, such as rights appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Haishan Development in its business operations, and (iii) unconditionally assign Haishan Development’s shareholders’ shareholding rights to Hailiang Consulting, including rights to dividends or other benefits that Haishan Development’s shareholders receive from Hailshan Development as shareholders.

Consulting Services Agreement

Pursuant to the Consulting Services Agreement between Hailiang Consulting, Haishan Development and Haishan Development’s shareholders, as the shareholders of Haishan Development, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide comprehensive technical and business support services to Haishan Development’s affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the affiliated entities may need from time to time. Without the prior consent of Hailiang Consulting, none of Haishan Development’s affiliated entities may accept such services provided by any third party. Hailiang Consulting owns the exclusive intellectual property rights created as a result of the performance of this agreement. Haishan Development’s affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the percentage ratio for calculating the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. The Consulting Services Agreement enables Hailiang Consulting (or its controlled affiliate) to charge an annual service fee, the maximum of which equals the net income of Haishan Development’s affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the Consulting Services Agreement, Haishan Development and Haishan Development’s shareholders agree that they will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Haishan Development’s affiliated entities, disposing of their equity interests in Haishan Development’s affiliated entities, or paying dividends to the Haishan Development’s shareholders, without the written consent of Hailiang Consulting. This agreement may not be terminated by Haishan Development or Haishan Development’s shareholders, nor can it be terminated by Hailiang Consulting without cause.

Due to the promulgation of 2021 Implementation Rules for Private Education Laws, the provisions of the Consulting Services Agreement, one of the constituent agreements of the August 2021 VIE Agreements, in relation to related party transactions between a private school providing compulsory education and Hailiang Consulting and its affiliated entities, are no longer legally enforceable as of September 1, 2021. For further details, refer to “Item 3. Key Information—D. Risk Factors––Risks Relating to Our Corporate Structure––Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the Contractual Arrangements that establish our corporate structure for operating the group’s business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement between Hailiang Consulting, Haishan Development’s shareholders, and Haishan Development, Haishan Development’s shareholders unconditionally and irrevocably pledged all of their equity interests in Haishan Development to Hailiang Consulting, to guarantee performance of the obligations of Haishan Development’s affiliated entities under the Call Option Agreement, Power of Attorney and Consulting Services Agreement, each as described above. Haishan Development’s shareholders agreed that without prior written consent of Hailiang Consulting, they shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Haishan Development or create or allow any encumbrance on the pledged equity interests. This agreement may not be terminated by Haishan Development or Haishan Development’s shareholders, nor can it be terminated by Hailiang Consulting without cause. The Equity Pledge Agreement remains in full force and effect until all of the obligations of Haishan Development’s affiliated entities under the Consulting Services Agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Haishan Development has been duly registered with the local branch of the SAIC and is effective upon such registration.

As of June 30, 2021, for accounting purposes, the abovementioned Contractual Arrangements provide Hailiang Inc., through Hailiang HK and Hailiang Consulting, the right to receive the economic benefits of the operating entities’ business operations through the Contractual Arrangements between Hailiang Consulting and the VIE Shareholders, which enable us to consolidate the financial results of Hailiang Management, Haishan Development, and their subsidiaries in our consolidated financial statements under IFRS. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIEs for accounting purposes, as a result of our direct ownership in Hailiang Consulting and the provisions of the Contractual Arrangements. Neither the investors in the holding company nor the holding company itself have an equity ownership interest in, direct foreign investment in, or control of, the VIEs.

Pursuant to the 2021 Implementation Rules for Private Education Laws, a private school providing compulsory education is prohibited from conducting transactions with its related parties, and this significantly affects the enforceability of the Consulting Services Agreement, one of the agreements of the August 2021 VIE Agreements, with affiliated entities providing compulsory education. Therefore, we re-assessed our control over the affiliated entities providing compulsory education and concluded that, according to IFRS 10-Consolidated Financial Statements, we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest.

Summary of Risk Factors

Investing in our ordinary shares involves significant risks. You should carefully consider all of the information in this report before making an investment in our ordinary shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Relating to the Group’s Business and Industry

Risks and uncertainties related to the group’s business include, but are not limited to, the following:

●	significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect the group’s business, financial condition, results of operations and prospects in the future (see “Risk Factors—Risks Related to the Group’s Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect the group’s business, financial condition, results of operations and prospects in the future”);
●	our historical results, growth rates and profitability may not be indicative of our future performance (see “Risk Factors—Risks Related to the Group’s Business and Industry— Our historical results, growth rates and profitability may not be indicative of our future performance”);
●	the tuition charged by the affiliated schools and student enrollment at these affiliated schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled (see “Risk Factors—Risks Related to the Group’s Business and Industry—The tuition charged by the affiliated schools and student enrollment at these affiliated schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled”);
●	the operating entities cooperate with various talent agencies to manage their streamers. If the operating entities are not able to maintain their relationship with talent agencies, their operations may be materially and adversely affected (see “Risk Factors—Risks Related to the Group’s Business and Industry—The operating entities cooperate with various talent agencies to manage their streamers. If the operating entities are not able to maintain their relationship with talent agencies, their operations may be materially and adversely affected”); and
●	as a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders (see “Risk Factors—Risks Related to the Group’s Business and Industry— As a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders”).

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	if the PRC government determines that the Contractual Arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ordinary shares may decline in value or become worthless (see “Risk Factors—Risks Related to Our Corporate Structure— If the PRC government determines that the Contractual Arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless”);

●	we rely on Contractual Arrangements with Hailiang Management, Haishan Development and their shareholders for our operations in China, which may not be as effective in providing control as direct ownership (see “Risk Factors—Risks Related to Our Corporate Structure— We rely on Contractual Arrangements with Hailiang Management, Haishan Development and their shareholders for our operations in China, which may not be as effective in providing control as direct ownership”);

●	Contractual Arrangements between the affiliated entities and us may be subject to scrutiny by the PRC tax authorities and a finding that we or the affiliated entities owe additional taxes could materially reduce our net income and the value of your investment (see “Risk Factors—Risks Related to Our Corporate Structure—Contractual Arrangements between the affiliated entities and us may be subject to scrutiny by the PRC tax authorities and a finding that we or the affiliated entities owe additional taxes could materially reduce our net income and the value of your investment”);

●	the majority shareholder of Hailiang Management and Haishan Development, Mr. Feng, our founder and our ultimate controlling shareholder, may not act in the best interests of our company (see “Risk Factors—Risks Related to Our Corporate Structure—The majority shareholder of Hailiang Management and Haishan Development, Mr. Feng, our founder and our ultimate controlling shareholder, may not act in the best interests of our company”);

●	the newly-enacted Foreign Investment Law proposes sweeping changes to the PRC foreign investment legal regime and will likely to have a significant impact on businesses in China controlled by foreign invested enterprises primarily through the Contractual Arrangements, such as the group’s business (see “Risk Factors—Risks Related to Our Corporate Structure— The newly-enacted Foreign Investment Law proposes sweeping changes to the PRC foreign investment legal regime and will likely to have a significant impact on businesses in China controlled by foreign invested enterprises primarily through the Contractual Arrangements, such as the group’s business”); and

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using financing activities to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand the group’s business (see “Risk Factors—Risks Related to Our Corporate Structure— PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using financing activities to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand the group’s business”).

Risks Relating to Doing Business in China

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the educational services market, which could harm the group’s business (see “Risk Factors—Risks Relating to Doing Business in China— PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the educational services market, which could harm the group’s business”);

●	uncertainties with respect to the PRC legal system could have a material adverse effect on us, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and that given the Chinese government’s significant oversight and discretion over the conduct of the group’s business, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares (see “Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us”);

●	under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders (see “Risk Factors—Risks Relating to Doing Business in China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholder”);

●	we face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies (see “Risk Factors—Risks Relating to Doing Business in China—We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies”);

●	you may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China (see “Risk Factors—Risks Relating to Doing Business in China— You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China”);

●	any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIEs or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless (see “Risk Factors—Risks Relating to Doing Business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIEs or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our WFOE, or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless”);

●	failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect the group’s business, as we routinely collect, store and use data during the conduct of the group’s business (see “Risk Factors—Risks Relating to Doing Business in China— Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect the group’s business, as we routinely collect, store and use data during the conduct of the group’s business” );

●	the Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council and the New Overseas Listing Rules promulgated by the CSRC may subject us to additional compliance requirements in the future (see “Risk Factors—Risks Relating to Doing Business in China—The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State

Council and the New Overseas Listing Rules promulgated by the CSRC may subject us to additional compliance requirements in the future”);

●	recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to us (see “Risk Factors—Risks Relating to Doing Business in China— Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to us”);

●	Labor Contract Laws in China may adversely affect our results of operations (see “Risk Factors—Risks Relating to Doing Business in China—Labor Contract Laws in China may adversely affect our results of operations”);

●	fluctuations in the value of the Renminbi may have a material adverse effect on your investment (see “Risk Factors—Risks Relating to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment”);

●	under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment (see “Risk Factors—Risks Relating to Doing Business in China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders”);

●	we might have been required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the Nasdaq Global Market (see “Risk Factors—Risks Relating to Doing Business in China—We might have been required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the Nasdaq Global Market”); and

●	certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China (see “Risk Factors—Risks Relating to Doing Business in China—Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China”).

Risks Relating to our Ordinary Shares and ADSs

In addition to the risks described above, we are subject to general risks and uncertainties relating to this offering and the trading market, including, but not limited to, the following:

●	the market price for the ADSs may be volatile (see “Risk Factors— Risks Relating to our ordinary shares and ADSs—The market price for the ADSs may be volatile);

●	you may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you (see “Risk Factors— Risks Relating to our ordinary shares and ADSs— You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you);

●	you will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, we conduct a majority of our operations in China, and the majority of our directors and officers reside outside the United States (see “Risk Factors— Risks Relating to our ordinary shares and ADSs— You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, we conduct a majority of our operations in China, and the majority of our directors and officers reside outside the United States); and

●	the laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States (see “Risk Factors— Risks Relating to our ordinary shares and ADSs— The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States).

According to our PRC counsel, Allbright Law Offices Hangzhou Office, we, our WFOE, and the VIEs have received from the PRC authorities all requisite licenses, permissions, or approvals that are required for conducting operations in China, such as business licenses, private school operation permits, certificates of registration for a privately-operated non-enterprise entity for not-for-profit private schools, certificates of registration for-profit private schools. However, it is uncertain whether we, our WFOE, and the VIEs will be required to obtain additional approvals, licenses, or permits in connection with their business operations pursuant to evolving PRC laws and regulations, and whether we, our WFOE, and the VIEs would be able to obtain and renew such approvals on a timely basis or at all.

We, our PRC subsidiaries and the VIEs routinely collect, store and use data during their operations. We, our PRC subsidiaries and the VIEs are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the Internet and mobile platforms as well as cybersecurity. We, our PRC subsidiaries and the VIEs have not been punished or sued for violating the regulations or policies issued by the CAC. On April 13, 2020, the Office of the Central Cyberspace Affairs Commission and ten other government authorities jointly promulgated the Measures for Cybersecurity Review, effective from June 1, 2020. On February 15, 2022, the Measures for Cybersecurity Review amended in 2021 became effective, which provides that, in addition to CIIOs that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the CAC. According to the Measures for Cybersecurity Review, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Measures for Cybersecurity Review further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the CAC before conducting listings in foreign countries. We have not received any notice from any authorities identifying our PRC subsidiaries or VIEs as a CIIOs or online platform operators requiring us to go through cybersecurity review or network data security review by the CAC. We believe our offering and business will not be subject to cybersecurity review by the CAC, because our PRC subsidiaries and VIEs are not CIIOs or online platform operators with personal information of more than 1 million users.

Our PRC counsel has advised us that we, our WFOE and the VIEs (1) are not required to obtain approvals from any PRC authorities to issue our securities to foreign investors, (2) are not subject to approval requirements from the CSRC, the CAC, but have obtained the required licenses and permits necessary to conduct the operations of our WFOE and its subsidiaries, and the VIEs, such as business licenses, private school operation permits, certificates of registration for a privately-operated non-enterprise entity for not-for-profit private schools, certificates of registration for-profit private schools, and (3) have not been denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions”, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies.

On December 24, 2021, the CSRC released the “Regulations of the State Council on the Administration of the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comment)” and “Administrative Measures for the Recordation of Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comment)” for public opinion, and if they become law, will require Chinese companies listed on overseas exchanges to report and file certain documents with the CSRC within three working days after specific major changes. Given the current PRC regulatory environment, it is uncertain whether the legitimacy of our securities offered to foreign investors will be challenged when the aforementioned drafts come into force.

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

On May 14, 2021, the PRC State Council announced the issuance of the 2021 Implementation Rules for Private Education Laws (“2021 Implementation Rules for Private Education Laws”), which became effective on September 1, 2021. The 2021 Implementation Rules for Private Education Laws prohibit social organizations and individuals from controlling a private school that provides compulsory education by means of merger, acquisition, Contractual Arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with its related party. The 2021 Implementation Rules for Private Education Laws may challenge the validity of our Contractual Arrangements (see ”Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company —C. Organizational Structure.”) that establish the corporate structure for operating compulsory education business. In the event we are unable to enforce these Contractual Arrangements, we may not be able to exert effective control over the affiliated entities providing compulsory education. In particular, under the 2021 Implementation Rules for Private Education Laws, a private school providing compulsory education is prohibited from conducting transactions with its related parties, and this significantly affects the enforceability of the Consulting Services Agreements with affiliated entities providing compulsory education. Therefore, we re-assessed our operational control over the affiliated entities providing compulsory education. According to IFRS 10 - Consolidated Financial Statements, we concluded that we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest, and that such uncertainties and restrictions already had a significant impact on our ability to direct and its economic exposure from involvement with such entities. Further, we have considered the ancillary nature of the activities and the insignificance of the costs related to the K9 compulsory education business while the related schools were closed between June 30, 2021 and date of loss of control of September 1, 2021. We have determined that, in substance, we have ceased all revenue-generating activities related to that business and have discontinued that business by June 30, 2021. As the compulsory education business represents an operating segment, we have also classified the historical financial results of compulsory education business as discontinued operations in the Company’s Consolidated Statements of Profit or Loss and Other Comprehensive Income for all periods presented. The Company will continue to offer K-12 student management services and high school curriculum education services, operation and management services and ancillary educational services in the future.

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

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Relating to the Group’s Business and Industry

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect the group’s business, financial condition, results of operations and prospects in the future.

On May 14, 2021, the State Council promulgated the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021, imposes restrictions on the operation and management of private schools and the capital operation of private education. Pursuant to the 2021 Implementation Rules for Private Education Laws, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, the Contractual Arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Such 2021 Implementation Rules for Private Education Laws have had significant impacts on the group’s business operations and our operations results.

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

The group will continue to offer K-12 student management services and high school curriculum education services, operation and management services and ancillary educational services in the future.

The group faces risks related to health pandemics, natural disasters, or terrorist attacks in China.

COVID-19, a disease caused by a novel and highly contagious form of coronavirus, first appeared in December 2019, and was later classified as a pandemic in March 2020 by the World Health Organization. As of the date of this annual report on Form 20-F, COVID-19 is still spreading in communities in some parts of the world. The pandemic resulted in travel restrictions, massive closure of businesses and schools, and quarantine measures imposed by governments across the world. Because substantially all of our operations are conducted in China and the group’s students had to remain home from February 2019 to April 2020, the COVID-19 pandemic has caused a substantial disruption to the group’s business. In April 2020, the group resumed in-person lecture at affiliated schools. Most of the group’s students, teachers and educational staff returned to schools after taking nucleic acid tests or respecting mandatory quarantine requirements, with the exception of some of the group’s foreign teachers who were unable to return to China due to international flight restrictions. Although China has temporarily controlled the COVID-19 pandemic, we currently are unable to predict the duration and severity of the COVID-19 pandemic, the responses thereto, and their ongoing impact on the group’s business and operations, our results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, and the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented. The COVID-19 pandemic will be likely, to some extent, to have a continued adverse impact on our results of operations through 2022.

Additionally, the group’s business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, and other outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the region in which we operate or those generally affecting China. If any of these occur, affiliated schools and facilities may be required to temporarily or permanently close and the group’s business operations may be suspended or terminated. The group’s students, teachers and staff may also be negatively affected by such event. The group’s physical facilities may also be affected. In addition, any of these could adversely affect the Chinese economy and demographics of the affected region, which could cause significant declines in the number of the group’s students in that region and could have a material adverse effect on the group’s business, financial condition and results of operations.

The group may be unable to charge tuition at a sufficient level to be profitable or raise tuition as planned.

The group’s results of operations are affected by the pricing of educational programs and services. The group charges tuition and/or service fees based on a student’s grade level and whether the student attends affiliated schools’ basic educational program, international program or other ancillary educational services. Tuition and/or service fees the group charges are applied to 1) the provisions of the curriculum education services, after-school enrichment services, accommodations, transportation services and other ancillary school activities, 2) the delivery of educational books and related materials, and 3) meal catering services. Subject to the applicable regulatory requirements, the group generally determines tuition based on the demand for educational programs, the cost of our education and non-education services and the tuition and the fees charged by our competitors. Although the group has been able to increase tuition in the past, there is no guarantee that the group will be able to maintain tuition at present levels or increase affiliated schools’ tuition in the future.

Furthermore, the tuition the group charges is subject to a number of other factors beyond our control, such as the perception of our brand, the academic success of the group’s students, our ability to hire qualified teachers and economic conditions generally and particularly in Zhuji city, Zhenjiang City, Lanzhou City, Jinhua City, Wuhu City, Wenzhou City and Feicheng City, where, as of June 30, 2021,affiliated schools are located. Any significant deterioration in these factors could have a material adverse effect on the group’s ability to charge tuition at a sufficient level for us to be profitable.

In addition, the tuition the group charges for some educational programs is subject to regulatory restrictions. See “Item 3 Key Information – D. Risk Factors – The tuition charged by affiliated schools and student enrollment at these affiliated schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled.”

The group may fail to continue to attract and retain students in affiliated schools.

The success of the group’s business largely depends on the number of students enrolled in current affiliated schools and in any new schools the VIEs may establish or acquire in the future, as well as on the amount of tuition the group’s students and parents are willing to pay. Therefore, affiliated schools’ ability to continue to attract students to enroll in affiliated schools is critical to the continued success and growth of the group’s business. The success of efforts to enroll students will depend on several factors, including without limitation our ability to:

●	enhance existing programs to respond to market changes and student demands;
●	develop new programs that appeal to the group’s students;
●	expand our geographic reach;
●	manage our growth while maintaining the consistency of the group’s teaching quality;
●	effectively market affiliated schools and programs to a broader base of prospective students;
●	develop and license additional high-quality educational content; and
●	respond to the increasing competition in the market.

In addition, local and provincial government authorities may impose restrictions on the number of students affiliated schools can recruit or the areas in which affiliated schools can recruit students. The group’s business, financial condition and results of operations could be materially and adversely affected if affiliated schools cannot maintain or increase enrollment as affiliated schools expand educational programs.

The group may fail to continue to attract and retain teachers and may not be able to maintain consistent teaching quality throughout affiliated schools.

The group’s teachers are critical to maintaining and improving the quality of educational programs and services, and to supporting the expansion of the affiliated school network and educational programs and services, thus maintaining our brand and reputation. The group must continue to attract qualified teachers who have a strong command of their subject matters and who meet our qualifications. Currently, there is a well-publicized nationwide shortage of teachers and other educational professionals in the PRC. There is also a limited number of teachers in China with the necessary experience, expertise and qualifications that meet our requirements. The group also must provide competitive compensation packages to attract and retain qualified teachers.

The group’s teacher retention rates as of June 30, 2019, 2020 and 2021 were 93.3%, 88.8% and 87.6%, respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period). In addition, affiliated schools plan to increase the proportion of students enrolled in affiliated schools’ international program and increase course offerings. Doing so will require a greater number of foreign teachers. As the market for qualified foreign teachers is extremely competitive, the group cannot guarantee that affiliated schools can maintain or increase number of foreign teachers. Shortages of qualified teachers, or significant decreases in the quality of educational programs and services, whether actual or perceived, in one or more of affiliated schools, or an increase in hiring costs, may have a material and adverse effect on the group’s business and our reputation. In addition, affiliated schools may not be able to hire and retain enough qualified teachers to maintain consistent teaching quality in different locations, should affiliated schools establish and/or acquire additional schools as anticipated. Further, any inability to retain teachers may adversely affect our Hailiang brand and significantly increasing teacher salaries may have a material adverse effect on the group’s business, financial condition and results of operations.

The group’s students’ academic performance may fall and satisfaction with the group’s educational services may otherwise decline.

The success of the group’s business depends on our ability to deliver a satisfactory learning experience and ensure the academic performance of the group’s students. Affiliated schools may not be able to meet students’ and parents’ expectations for academic performance or help them achieve their college admissions goals. A student may not experience expected academic improvement and his or her performance may otherwise decline significantly due to reasons beyond our control. There is no assurance that the group can provide learning and school experiences that are satisfactory to all of the group’s students. Student and parent satisfaction with our services may decline. The group may also experience negative publicity or a decrease in word-of-mouth referrals. In addition, the group cannot ensure that affiliated schools students will be accepted to universities at rates affiliated schools have experienced in the past, and parents and students may not be satisfied with the group’s ability to help students gain admission to universities. Any such negative developments could result in a student’s withdrawal from affiliated schools. Although the group has not experienced any significant school withdrawals in the past, if affiliated schools’ student retention rate decreases significantly or if The group otherwise fail to continue to attract and recruit students, the group’s business, financial condition and results of operations may be materially and adversely affected.

Our historical results, growth rates and profitability may not be indicative of our future performance.

The group has experienced growth in revenue in recent years. Our historical growth was driven by both the expansion of the group’s existing schools as well as by the group’s management of a new additional school in recent fiscal years. In addition, our growth in the past three fiscal years was primarily driven by the increase in levels of tuition fees the group charged the group’s students.

Our financial condition and results of operations may fluctuate due to a number of other factors, such as expansion and related costs in a given period, our ability to maintain and increase our profitability and to enhance our operational efficiency, increased competition and market perception and acceptance of any newly introduced educational programs in any given year. In addition, while the group plans to increase the proportion of students enrolled in affiliated schools’ international program, there is no guarantee that the group will be able to do so successfully. Furthermore, the group may not be successful in continuing to increase the number of students admitted to the schools the group operates, and the group may not be as successful as the group expects in identifying and acquiring or sponsoring additional schools.

The group may not sustain our past growth rates in future periods, and the group may not sustain profitability on a quarterly or annual basis in the future. Our historical results, growth rates and profitability may not be indicative of our future performance. Our ADSs could be subject to significant price volatility should our earnings fail to meet the expectations of the investment community. Any of these events could cause the price of our ADSs to materially decrease.

If fewer Chinese students choose to study abroad, especially in the United States, Canada, Australia and the United Kingdom, demand for affiliated schools’ international program may decline.

One of the principal drivers of the growth of affiliated schools’ international program is the increasing number of Chinese students who choose to study abroad, especially in the United States, Canada, Australia and the United Kingdom, reflecting the growing demand for higher education in overseas countries by Chinese students. As such, any restrictive changes in immigration policy, terrorist attacks, geopolitical uncertainties and any international conflicts involving these countries could increase the difficulty for Chinese students to obtain student visas to study overseas, or decrease the appeal of studying in such countries to Chinese students. Any significant change in admission standards adopted by overseas educational institutions could also affect the demand for overseas education by Chinese students. If overseas educational institutions significantly reduce their reliance on or acceptance of admission and assessment tests, such as TOEFL, IELTS or the Scholastic Assessment Test, or the SAT, the difficulty for Chinese students to meet the new admission standards could significantly increase, which could in turn negatively affect the demand for overseas education by Chinese students. Additionally, Chinese students may also become less attracted to studying abroad due to other reasons, such as improving domestic educational or employment opportunities associated with increased economic development in China. These factors could cause declines in the demand for affiliated schools’ international program, which may adversely affect our revenue and profitability.

The tuition charged by the affiliated schools and student enrollment at these affiliated schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled.

The regulatory authorities in China, at both the national and local levels, have broad powers to regulate the tuition, accommodation and other fees charged by K-12 schools as well as the student enrollment levels at these schools. As a result, new regulations could adversely impact the tuition affiliated schools may charge for affiliated school programs and the level of student enrollment at affiliated schools. In particular, the regulatory authorities impose a maximum ceiling on the amount of tuition affiliated schools can charge. The international program of the affiliated schools is not currently subject to ceiling limitation on the amount of tuition affiliated schools can charge as long as the tuitions affiliated schools charge for affiliated schools’ international program are record-filed with local authorities and approved. Pursuant to the registration documents filed with local authorities for the 2020/2021 school year, affiliated schools can charge RMB102,000 to RMB220,000 for affiliated schools’ international program. The tuition limitation is reviewed by regulatory authorities on a periodic basis. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education—2016 Private Education Law and the 2021 Implementation Rules for Private Education Laws.” In addition, the Zhejiang provincial government has set a maximum number of high school students affiliated schools can admit from cities other than Zhuji in Zhejiang province to affiliated schools’ basic educational program, after consultation with us. In the 2020/2021 school year, the maximum number of such high school students was set at 550 for Zhejiang Zhuji Hailiang Experimental High School, 140 for Zhejiang Zhuji Hailiang Senior Middle School and 190 for Zhejiang Zhuji Hailiang High School of Art. Affiliated schools generally recruit students at the maximum level set by the government in Zhejiang province and additional students from other provinces. Affiliated schools may not admit more than the number that is approved by the regulatory authority. There is currently no limit as to the number of students affiliated schools may admit for affiliated schools’ international program. In light of the significant increase in tuition and other education-related fees in recent years, regulatory authorities may impose stricter price control on educational charges in the future. As part of their efforts to regulate the private education industry, regulatory authorities may also impose stricter student annual enrollment quotas. If the fees were to decrease or were not allowed to increase in line with increases in our costs, or if student enrollment at the affiliated schools were otherwise restricted, the group’s business, financial condition and results of operations may be materially and adversely affected.

On January 21, 2020, the Zhejiang Provincial Development and Reform Commission, Zhejiang Provincial Department of Education, Zhejiang Provincial Department of Human Resources and Social Security and Zhejiang Provincial Market Supervision Administration promulgated the Administrative Measures for Private Education Fees and on August 17, 2020, the MOE and other four ministries and commissions promulgated the Opinions on Further Standardization of Education Fee, which further strengthen the regulation of private education fees. If the group cannot meet the requirements of these regulations, our operations may be adversely and materially affected. For example, the Opinions on Further Standardization of Education Fee stipulates that private schools must publicize the itemized fees and standards at a prominent location in the school and indicate the itemized fees and standards in the admissions brochures and admission notices. If fees that should be publicized are not publicized, or the content of the publicity is not in compliance with the relevant policies, students are entitled to refuse the payment of the fees. In addition, the Opinions on Further Standardization of Education Fee emphasizes that the service fees must be charged based on voluntary and non-profit principles. If the regulatory authorities deem otherwise, our operations may be adversely affected.

On June 23, 2019, the Communist Party of China (“CPC”) Central Committee and the State Council of the People’s Republic of China published the Opinion on Deepening Education and Teaching Reform and Comprehensively Improving the Quality of Compulsory Education, which stipulates that private schools that carry out compulsory education shall enroll students within the jurisdiction of the examining and approving authority, and such enrollment shall be incorporated into the unified administration at the place where the examining and approving authority is located. In addition, private schools shall enroll students at the same time as that required by public schools. On May 14, 2021, the State Council promulgated the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021 and which further stipulates that a private school that carries out pre-school education or education for academic credentials has the same right as the public school of the same grade and category to enroll students with the autonomy of setting its own admission standards and procedures within the enrollment quota approved by the examining and approving authority and shall enroll students at the same time as that by public schools. Further, the private school that carries out compulsory education shall only enroll students within the jurisdiction of its examining and approving authority, the process of which should be integrated into the unified administration of such examining and approving authority. The private school that carries out ordinary senior high school education shall enroll students mainly from the city divided into districts where the school is located, and may enroll students from other regions if it complies with the relevant provisions of the administrative department for education of the people’s government of a province, autonomous region or municipality directly under the central government. These regulations may have negative impacts on the group’s enrollment plans and may further adversely affect the group’s business operations and our operations results.

Presently, the service fees the group charges to managed schools are partially dependent upon the overall operating performance of such schools, the indicators of which include the student enrollment, tuition fees, financial performance, etc. Our revenues could be negatively impacted in the event that the local governments of the group’s managed schools were to impose limitations on the capacity of student enrollment, tuition cap, etc.

The group is exposed to concentration risks, as most of the affiliated schools are currently located in a single city.

Most of the affiliated schools are currently located in Zhuji city in Zhejiang province. While the group anticipates continued expansion into other cities in the future, the group expects that a significant part of business operations in the short-term will continue to be in Zhuji city. As such, the group would be materially and adversely affected if new regulations relating to the private K-12 education business were adopted in Zhejiang province or Zhuji city that placed additional restrictions or burdens on us.

The group’s business depends on the strength of our Hailiang brand in the market.

The group’s business operation and future growth are highly dependent on the awareness and recognition of our Hailiang brand. We believe that maintaining and enhancing the Hailiang brand is critical to our competitive advantage and to the growth of the group’s business. The consistency and quality of educational programs and services are critical to our brand and reputation. As we continue to grow in size, and expand our presence and geographical reach, it may be more challenging to maintain the quality and consistency of our services. Any negative publicity about the group’s programs, services or schools, regardless of its veracity, could harm our brand image. In addition, in order to retain existing students and attract new students as well as to recruit and to retain qualified teachers, we plan to continue to make significant expenditures maintaining and enhancing our positive brand image and brand loyalty. See “Item 4. Information on the Company—B. Business Overview—Marketing” for a description of such efforts. We may not be able to successfully execute our brand promotion plan and as a result, our reputation and business may be materially and adversely affected.

Any significant cybersecurity incident or a leak of student data could damage our reputation, limit our ability to retain students and increase student enrollment or give rise to financial or legal consequences.

Our internal information technology systems store and process important information including, without limitation, class schedules, registration information and student data and could be vulnerable to interruptions or malfunctions due to events beyond our control, such as natural disasters and technology failures. In addition, computer hackers may attempt to penetrate our network security. The group may be required to invest significant resources in protecting against the security breaches, and to remediate problems and damages caused by such incidents, which could increase the cost of the group’s business and in turn affect our financial conditions and results of operations. Unauthorized access to our proprietary business information or customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, the group may be unable to anticipate these techniques. The group would suffer economic and reputational damages if a technical failure of our systems or a security breach compromises student data, including identification or contact information, although there has not been any material compromise in the past.

The private for-profit high school education business is relatively new and may not gain wide acceptance in China.

As a private high school education provider, affiliated schools charge relatively higher fees in comparison with public schools. The development of this market has been accompanied by significant press coverage and public debate concerning the management and operation of private for-profit high schools. Significant uncertainty remains in China as to public acceptance of this business model. If this model fails to gain wide acceptance among the general public, especially among students and their parents, our results of operations will be adversely affected.

The group may fail to successfully develop and introduce new educational programs and services.

One of our growth strategies is to continue to maintain and introduce diversified educational programs and services to the group’s students. The group may also need, from time to time, to introduce additional educational programs and services and to meet market demand. The future success of the group’s business depends partly on the group’s ability to develop new educational programs and services. The planned timing or introduction of new educational services and programs is subject to risks and uncertainties. Actual timing may differ materially from any originally proposed timeframes. Unexpected operational, technical or other issues could delay or prevent the introduction of one or more of the group’s new educational programs and services. In addition, significant investment of human capital, financial resources and management time and attention may be needed based on a particular feature of the group’s newly introduced educational programs. If the group fails to manage the expansion of our portfolio of educational programs efficiently and cost-effectively, the group’s business could be negatively affected. Moreover, the group cannot assure you that any of new programs and services will achieve market acceptance or generate incremental revenue or that the group’s operation of such new programs and services will comply with the group’s business scope or applicable licensing requirements. If our efforts to develop, market and sell the group’s new educational programs and services to the market are not successful, the group’s business, financial position and results of operations could be materially and adversely affected.

The group may not be able to continually enhance educational services and adapt them to rapid pedagogical innovations, evolving test methods and student needs and preferences.

The quality of educational services and student and parent satisfaction are vital to the success of the group’s business. The educational services market is characterized by rapid pedagogical innovations, evolving teaching methods and student needs and preferences. The group must quickly identify areas for changes, improvements and enhancements of programs and services to adapt to any pedagogical innovation, changes in test methods and curriculum and evolving student needs and preferences.

For example, a significant part of the group’s educational services focuses on middle school and high school education. There are continual changes in the focuses of the subjects and questions tested on standardized tests, such as the Zhongkao and the Gaokao, the two most significant tests for Chinese students. These tests are administered by local government authorities and are critical in determining admission into high school, in the case of the Zhongkao, and college, in the case of the Gaokao. The format of these tests and the manner in which such standardized tests are administered may change from year to year. In addition, on a national level, some top universities in China, including Tsinghua University and Peking University, have been allowed to recruit a certain percentage of students through Strengthening Basic Disciplines Program’s tests and admission procedures in recent years. The “Strengthening Basic Disciplines Program” was launched by the MOE in 2020 and covers 36 universities that mainly select students who are interested in serving the country’s major educational strategy and have excellent comprehensive qualities or excel in basic disciplines, such as mathematics and physics. While college applicants are still required to have a Gaokao score above a certain threshold, the Gaokao scores for these applicants will not be the sole determining factor in the admission process.

These changes require us to continually update and enhance the group’s curriculum, educational materials and the group’s teaching methods. Any inability to track and respond to changes in the educational field in a timely and cost-effective manner would make the group’s educational services and programs less attractive to students, which may adversely affect the group’s students’ academic performance, the group’s reputation and ability to continue to attract and retain students. Furthermore, we understand that PRC regulatory authorities have reformed and may continue to reform the K-12 curriculum the group is required to teach at affiliated schools. Therefore, school curriculum will likely undergo changes and the group’s services, programs and educational materials will need to adapt to such changes.

We may not be able to adapt to these planned changes, enhancements and developments in a timely and cost-effective manner. If changes to the group’s programs and services are delayed or are not aligned with changes in market expectations, needs or preferences, we may lose market share, and the group’s business, financial condition and results of operations could be materially and adversely affected.

The group faces significant competition and the group may fail to compete effectively.

The private K-12 education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. See “Item 4. Information on the Company—B. Business Overview—Competition” for more information relating to the competitive landscape of the industry in which the group competes. Competition could result in loss of market share and revenue, lower profit margins and limitations on our future growth. Some of the group’s competitors, particularly public schools, have governmental support in forms of government subsidies and other payments or fee reductions. These competitors may devote greater resources, financial or otherwise, than the group can to student recruitment, campus development and brand promotion and respond more quickly than the group can to changes in student demands and market needs. Affiliated schools’ student enrollment and retention may decrease due to intense competition. The group may be required to reduce tuition and other fees or increase spending in response to competition in order to attract or retain students or pursue new market opportunities. As a result, our revenue, profit and profit margin may decrease. With respect to the services the group provides to the group’s managed schools, the group is one of the pioneers in the industry to provide operation and management services but the group also competes with specialized education and non-education service providers who provide services in their respective specialized fields, such as admission, financial, human resources, IT and internal audit. As such, the group may not be able to compete effectively and efficiently. We cannot assure you that the group will be able to compete successfully against current or future competitors, and subject to PRC laws, either party of the operation and management service agreement has the right to dissolve the contract at any time. If the group is unable to maintain our competitive position or otherwise fail to respond to competitive pressures effectively, the group may lose market share, including, among other things, the number and student enrollments of the group’s managed schools, and the group’s business, financial condition and results of operations may be materially and adversely affected.

We have limited experience generating net income from some of our newer service offerings providing operation and management services to schools and may not achieve expected results from these newer service offerings.

We have been engaged to provide various operation and management services to the group’s managed schools, and have expanded to provide education and non-education, ancillary educational services to the affiliated schools. But we have limited experience providing operation and management services at a mass level. We may devote significant resources to our newer service offerings, but fail to achieve expected results from such newer service offerings. If such newer service offerings are not well accepted, we may not achieve our expected expansion to service offerings. As a result, our overall business and results of operations, including, among other things, the number and student enrollments of the group’s managed schools, may be materially and adversely affected.

We may experience declines in our margins due to the expansion of the group’s business and addition of new business models.

Many factors may result in a decline of our margins. For example, our gross margin may decrease as costs incurred in the expansion of the group’s business, the affiliated school network and operation and management services increase faster than our revenues. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. In recent years, we have experienced fluctuations in our margins, there can be no assurance that our margins will not continue to decline in the future.

We may not be able to integrate businesses we acquired or plan to acquire in the future, which may adversely affect the group’s business growth.

The group plans to selectively acquire schools or companies that are complementary to our core business to expand our network coverage and/or businesses expansion. We cannot assure you that we will be able to integrate the acquired businesses with our existing operations, and we may need to devote significant financial resources to streamline the operation of the acquired businesses under our internal control requirements and divert substantial management attention to the transition of the acquired businesses before achieving full integration.

The main challenges involved in integrating acquired entities include the following:

●	consolidating service and product offerings;
●	retaining qualified education professionals of any acquired entity;
●	consolidating and integrating corporate information technology and general administrative infrastructure;
●	ensuring and demonstrating to the group’s students and their parents that the acquisitions will not result in any adverse changes to our brand name, reputation, service quality or standards;
●	preserving important business relationships of acquired entity; and
●	minimizing the diversion of our management’s attention from ongoing business concerns.

In addition, the companies and schools the group acquires may have operational deficiencies or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time of our acquisition, which may impact our ability to realize the expected benefits from the acquisition or our financial performance. If we fail to integrate the acquired businesses in a timely manner or at all, we may not be able to achieve the anticipated financial results or synergy from the acquired businesses, which may adversely affect the group’s business growth.

We may not be able to manage the group’s business expansion and strategic acquisitions effectively.

We plan to continue to expand our presence through organic growth and expansion under the asset-light approach and strategic acquisitions. In particular, to support our continued growth and to strengthen our market share in the region in which the group currently operates, the group needs to establish or acquire new schools, and obtain rights to operate new schools. The group also needs to establish or acquire new schools in other regions to expand geographically. Expansion has resulted, and will continue to result, in substantial demands on our management and on our operational, technological and other resources. We intend to expand our asset-light approach, where the group operates and manages K-12 schools pursuant to consulting and management agreements, or act as these schools’

sponsor without acquiring ownership of land and facilities in such schools. However, such expansion is also associated with substantial risks and uncertainties, including our ability to generate sufficient revenue to offset the costs and expenses of operating and managing the schools, including the possibility of failure to achieve the intended revenue and other benefits expected from the asset-light model, the group’s business partners’ capability of procuring lands and constructing facilities as expected for us to establish additional schools under the asset-light approach, and the diversion of resources and management attention from our existing businesses.

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

In addition, pursuant to the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021, social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, Contractual Arrangements, etc., which rules may adversely affect the group’s businesses expansion and further adversely affect the group’s business operations and our operation results. However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the 2021 Implementation Rules for Private Education Laws, therefore, there still remain uncertainty as to when and how such implementation rules will become specifically applied to the group’s business.

If any one or more of these risks or uncertainties materializes or if any of the strategic objectives we contemplate are not achieved, our strategic acquisitions may not be beneficial to us and may have a material adverse effect on the group’s business, financial condition and results of operations.

Any deterioration in our relationships with providers of international educational services may adversely affect the group’s business.

The group has entered into cooperative relationships with various overseas schools and institutions to provide educational resources for affiliated schools’ international program. The group derive direct benefits from these relationships such as the ability to offer more diverse programs and classes, the ability to charge a premium for the programs affiliated schools teach with other education service providers and the progress of establishing additional schools cooperated with international educational service providers. The group also derives indirect benefits from these relationships such as enhancement of our Hailiang brand and reputation, and exposure to overseas educational methods and experiences.

If our relationship with any of these education service providers deteriorates or is otherwise damaged or terminated, or if the benefits the group derive from these relationships diminish, whether as a result of our own actions, actions of any third-party, including our competitors, or of regulatory authorities or other entities beyond our control, the group’s business, prospects, financial condition and results of operations would be harmed.

The group’s business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

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

The group’s business depends on the continuing services of our senior management team and other key personnel, and the group’s business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team. Competition for experienced management personnel in the private K-12 education market is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. If one or more of our senior executives or other key personnel, including the principals of affiliated schools, are unable or unwilling to continue their services, we may not be able to replace them in a cost-efficient and timely manner, or at all. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, the group may lose teachers and the group may not be able to maintain or recruit students. If any such negative development occurs, the group’s business may be materially disrupted and our financial condition and results of operations may be materially and adversely affected.

We may not be able to renew leases or obtain leases for the affiliated schools and companies at reasonable terms.

We operate the affiliated schools under an asset-light approach, where the group sponsors the affiliated schools without having to own or acquire the land and facilities of such schools. Instead, the group enters into campus management agreements or lease agreements with the affiliated schools. The group may not be able to renew these agreements at a preferable price or at all at the expiration of a school year or the expiration a lease term, and thus may be forced to relocate the affected operations to a new location, which could result in substantial rent increases and material business interruption. For our continuing operations, the group leases real properties used by the affiliated schools and companies with a total floor area of approximately 615,390 million square meters as of June 30, 2021, among which, approximately 590,583 million square meters are rented from Hailiang Investment which is controlled by Mr. Feng, our ultimate controlling shareholder. See “Item 4. Information on the Company—D. Property, Plants and Equipment” for more information.

The terms of the current leases for campuses in Zhuji city rented from Hailiang Investment are for nineteen years from July 1, 2018. The leases contain priority renewal provisions which provide that the group has the right of first refusal to renew each lease upon the expiration of the lease, provided the group notifies lessor six months in advance. Under the lease agreements, the group can terminate the lease at any time without cause, provided the group notifies the lessor in writing three months in advance. Hailiang Investment may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days or use of the properties for illegal activities. To terminate the leases for other causes, Hailiang Investment would have to give us written notice one year in advance and obtain our consent to such termination. The group and Hailiang Investment entered into a series of lease supplemental agreements, pursuant to which, on September 12, 2019, the group made lease prepayments of RMB525.0 million (VAT exclusive) regarding the school buildings and the related facilities on three campuses in Zhuji, China from Hailiang Investment for the remaining lease period until June 30, 2037. However, there is no assurance that Hailiang Investment will observe its obligations under these lease agreements. As a result, at the end of each year or the term of the lease, the group may fail to continue to lease the properties. The group may be forced to relocate the affected operations to a new location, which could involve substantial rent increases and material business interruption.

In addition, we cannot assure you that the lessor has duly obtained the title certificates of the properties subject to the group’s leases or otherwise has the right to lease the properties. In particular, for our continuing operations, Hailiang Investment has failed to provide title certificates to properties associated with part of Hailiang Education Park that has an aggregate gross floor area of approximately 367,856 square meters, representing 59.78% of all of the group’s leased properties as of the date of this annual report. If any of the group’s leases were terminated as a result of challenges by third-parties or governmental authorities, the group may be forced to relocate the affected operations and incur significant expenses. We might also be liable or incur costs associated with potential defects in the properties the group leases. The group may also be required to pay fines or damages as a result of the group’s use of such properties. There is no assurance that the group may find suitable replacement sites in a timely manner on terms acceptable to us.

As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by or pending before any governmental authorities with respect to the group’s leased properties. We have not received any notice of claim from any third-party for the group’s use of such leased properties. However, if any of these risks materializes, the group’s business, financial condition and results of operations may be materially and adversely affected. See “Item 4. Information on the Company—D. Property, Plants and Equipment” for more information.

Accidents or injuries may occur at affiliated schools, which could affect our reputation and student retention and enrollment.

We could be held liable for the accidents or injuries or other harm to students or other people at affiliated schools, including those caused by or otherwise arising in connection with affiliated school facilities or employees. We could also face claims alleging that we were negligent, provided inadequate maintenance to affiliated school facilities or supervision to the group’s employees and therefore should be held liable for accidents or injuries suffered by the group’s students or other people at affiliated schools. In addition, if one of the group’s students commits acts of violence, we could face allegations that we failed to provide adequate security or were otherwise responsible for his or her actions. For example, there is a shooting range on the campus of Hailiang Education Park. Although the guns used for practice are air guns and the shooting range is staffed with professional coaches and restricted by tight security, accidents or intentional misuse of these air guns may still occur. Affiliated schools may be perceived to be unsafe, which may discourage prospective students from attending affiliated schools. Although we maintain certain liability insurance, this insurance coverage may not be adequate to fully protect us from these kinds of claims. See “Item 4. Information on the Company—B. Business Overview—Insurance” for more information. In addition, we may not be able to obtain liability insurance in the future at reasonable prices or at all. A liability claim against us or any of the group’s employees could adversely affect our reputation and student enrollment and retention. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

There are risks associated with our use of Hailiang Education Park.

On November 18, 2015, the group entered into a lease agreement with Hailiang Investment regarding Hailiang Education Park. The term of the lease is twenty years and the rental fee in the first year is RMB20.0 million and is subject to a 5% increase in the next three years. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Investment.

In September 2016, Hailiang Investment completed the construction of Hailiang Education Park, which has a total site area of approximately 850,000 square meters and a gross floor area of approximately 550,000 square meters. See “Item 4. Information on the Company—B. Business Overview—Hailiang Education Park.”

On December 29, 2017, the group and Hailiang Investment mutually terminated the above-mentioned lease agreement and entered into five new lease agreements with Hailiang Investment regarding Hailiang Education Park, in order to allocate lease fees to each school occupying the Hailiang Education Park according to their respective gross floor areas.

On April 28, 2019, the group and Hailiang Investment mutually terminated the above-mentioned lease agreement and entered into eight new lease agreements with Hailiang Investment regarding Hailiang Education Park, in order to allocate lease fees to the respective schools and subsidiaries according to their used gross floor area.

The affiliated schools and subsidiaries entered into eight supplemental agreements to the respective lease agreements with Hailiang Investment regarding Hailiang Education Park, effectively as of July 1, 2019, pursuant to which the eight affiliated schools and subsidiaries prepaid the rental fee for the remaining 18 years within 30 days from the date of such supplemental agreements. See “Item 4. Information on the Company—B. Business Overview—Hailiang Education Park.”

There are certain other risks associated with the utilization of the Hailiang Education Park, including:

●	construction quality issues;
●	greater investment may be required to utilize Hailiang Education Park than we currently estimate;
●	any dissatisfaction with Hailiang Education Park on the part of the group’s students, teachers or parents could lead to lower student enrollment or teacher retention in the future; and
●	the possibility that if there is no increase in enrollment or tuition, our profitability may be impaired.

In addition, the provisions of the 2021 Implementation Rules for Private Education Laws on private schools conducting transactions with any related party may limit our use of Hailiang Education Park. Limitations imposed upon our use of Hailiang Education Park may adversely affect the group’s business expansion and further adversely affect the group’s business operations and our operation results. See “Item 3 Key Information — D. Risk Factors — Risks Relating to Doing Business in China Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the 2016 Private Education Law, the 2021 Implementation Rules for Private Education Laws and detailed implementation rules and regulations of 2016 Private Education Law and its Implementation Rules. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the affiliated entities and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Capacity constraints of affiliated school facilities could cause us to lose students to our competitors.

The educational facilities of the affiliated schools are limited in space and size. The group may not be able to admit all qualified students who would like to enroll in educational programs due to the capacity constraints of affiliated school facilities. Furthermore, absent additional acquisitions, affiliated schools may not be able to expand capacity at current campuses or relocate to other facilities in the local area with more space. If affiliated schools fail to expand physical capacity as quickly as the demand for services grows, or if affiliated schools otherwise fail to grow by establishing or acquiring additional schools and campuses, affiliated schools could lose potential students to competitors, and our results of operations and business prospects could suffer as a result.

We may not be able to adequately protect the group’s intellectual property.

Unauthorized use of any of the group’s intellectual property may adversely affect the group’s business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect the group’s intellectual property rights. Nevertheless, third-parties may obtain and use the group’s intellectual property without due authorization. The practice of intellectual property rights enforcement action by Chinese regulatory authorities is in its early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce the group’s intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of the group’s management’s attention and resources and could disrupt the group’s business. In addition, there is no assurance that we will be able to enforce the group’s intellectual property rights effectively or otherwise prevent others from the unauthorized use of the group’s intellectual property. Failure to adequately protect the group’s intellectual property could materially and adversely affect the group’s business, financial condition and results of operations.

We may be exposed to infringement claims by third-parties, which, if successful, could cause us to pay significant damage awards.

We cannot assure you that materials and other educational content used in affiliated schools and programs do not or will not infringe intellectual property rights of third-parties. As of June 30, 2021, and as of the date of this annual report on Form 20-F, except as disclosed in “Item 4. Information on the Company – B. Business Overview – Legal Proceedings” below, we have not experienced any claims for intellectual property infringement. However, there is no guarantee in the future that third-parties will not claim that we have infringed on their proprietary rights. For example, the group’s educational materials may include test questions that are developed based on actual questions of tests administered by third-parties or regulatory authorities, who may allege that the group’s test questions infringe their copyrights. We may also use educational materials designed in conjunction with the group’s overseas partners and we cannot guarantee that disputes will not arise over the intellectual property rights associated with these materials.

Although we plan to defend ourselves vigorously in any such litigation or legal proceedings, there is no assurance that we will prevail in these matters. Participation in such litigation and legal proceedings may also cause us to incur substantial expenses and divert the time and attention of the group’s management. We may be required to pay damages or incur settlement expenses. In addition, in case we are required to pay any royalties or enter into any licensing agreements with the owners of intellectual property rights, we may find that the terms are not commercially acceptable and we may finally lose the ability to use the related content or materials, which in turn could materially affect educational programs. Any similar claim against us, even without any merit, could also hurt the group’s reputation and brand image. Any such event could have a material and adverse effect on the group’s business, financial condition and results of operations.

We have limited insurance coverage with respect to the group’s business and operations.

We are exposed to various risks associated with the group’s business and operations, and we have limited insurance coverage. See “Item 4. Information on the Company—B. Business Overview—Insurance” for more information. We are exposed to risks including, but not limited to, accidents or injuries in affiliated schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business-related insurance products. While we maintain director and officer liability insurance for our executive officers and directors, we do not have any business disruption insurance, product liability insurance or key-man life insurance. Any business disruption, litigation or legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources. The group’s business, financial condition and results of operations may be materially and adversely affected as a result.

A significant majority of our outstanding ordinary shares are held by our founder, Mr. Feng, and his interests may not be aligned with the interests of other holders of our ordinary shares and ADSs.

As of June 30, 2021, Mr. Feng beneficially owned approximately 87.28% of our total outstanding ordinary shares. As a result, Mr. Feng has significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval. These matters include mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might result in substantial reduction of the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Our founder, Mr. Feng, is also the founder and a major shareholder of Hailiang Group and its subsidiaries, with which the group has entered into related party transactions. Mr. Feng may from time to time make strategic decisions that he believes is in the best interests of Hailiang Group as a whole, which may affect us or may not be aligned with the interests of other holders of our ordinary shares and ADSs. The group may not be able to resolve any potential conflicts of interest and, even if the group does, the resolution may be less favorable than if the group was dealing with an unaffiliated party.

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

The group deposits a certain amount of cash with a related party and are subject to credit risks of such related party.

As part of the group’s cash management policy, the group has historically deposited and expect to continue to deposit a certain amount of cash generated from the group’s business with Hailiang Finance, a related party finance company controlled by Hailiang Group, in order to earn interest at market rates with flexible withdrawal terms on the group’s deposits. Since September 2014, Hailiang Group and Mr. Feng have entered into a guarantee agreement with us to irrevocably and jointly guarantee the timely return of the group’s deposits on behalf of the finance company, and the guarantee has been renewed annually. As of June 30, 2021, the balance of cash and term deposits we had with Hailiang Finance amounted to RMB2,098.3 million (approximately US$325.0 million). To control the group’s credit exposure with Hailiang Finance, based upon the group’s current policy effective since October 26, 2021, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2022 to be approximately RMB2.5 billion (approximately US$387.2 million), and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days.

We do not control nor are we informed of the use of deposits made with Hailiang Finance and are subject to credit risks of such finance company. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, there is no assurance that we will be able to successfully enforce the guarantee granted by Hailiang Group or Mr. Feng in the event such the finance company defaults on the return of such deposits. The credit profile of the finance company and guarantors may deteriorate and their ability to return such deposits may be impaired due to various reasons beyond the group’s control, such as a slowdown in the PRC, regional or local economies, a material decrease of profitability or significant tightening of liquidity with respect to their respective businesses, loss or material deterioration of relationships with their respective key customers or suppliers, natural disasters or other force majeure events. The group’s financial condition and liquidity position could be materially and adversely affected if any of these occur and, as a result, the group’s business and prospects would be materially and adversely affected.

In addition, pursuant to the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021, private school providing compulsory education shall not conduct any transaction with any related party; any other private school conducting any transaction with any related party shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the interests of the state and the school or the rights and interests of the teachers and students, which may impose restrictions on the above-mentioned related party transactions. The group’s business and financial condition may be adversely affected as a consequence of any violation of the foreging. See “Item 3 Key Information — D. Risk Factors — Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the 2016 Private Education Law, the 2021 Implementation Rules for Private Education Laws and detailed implementation rules and regulations of 2016 Private Education Law and its Implementation Rules. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the affiliated entities and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Worsening economic conditions generally affecting the global or Chinese economy could adversely impact the group’s business.

Beginning in 2008, there was a significant deterioration and instability in the U.S. and global economies. The recovery from such economic downturn has been negatively affected by various subsequent events, including the European sovereign debt crisis. The growth of the Chinese economy also slowed down significantly in 2009 and may slow down again in the future. Since we derive substantially all of our revenue in China, any prolonged slowdown in the Chinese economy, or downturn affecting the global economy generally, may have a negative impact on the group’s business, financial condition and results of operations. For example, student families may choose schools or programs with lower tuition and other fees, or otherwise decrease or delay their education spending. As a result, the group may experience difficulty in recruiting and retaining students, or expanding affiliated schools’ student base for the group’s newly established or acquired schools. The group may also need to reduce affiliated schools’ tuition or other fees as a result of the general lower level of spending by Chinese students, especially those in the region in which the group operates. The general economic downturn affecting the Chinese or global economy may also affect the attractiveness of affiliated schools’ international program, which typically charges a higher level of fees for services associated with advanced studies in overseas educational institutions. Any such negative development could have a material and adverse effect on the group’s business, financial condition and results of operations.

Failure to maintain effective internal control over financial reporting could cause us to inaccurately report our financial results or fail to prevent fraud and have a material adverse effect on the group’s business, results of operations and the trading price of ADSs.

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

Risks Relating to Our Corporate Structure

Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the Contractual Arrangements that establish our corporate structure for operating the group’s business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Our private education service business is subject to extensive regulations in China. The Chinese government regulates various aspects of the group’s business and operations, such as curriculum content, educational materials, standards of school operations, student recruitment activities and tuition and other fees. The laws and regulations applicable to the private education sector are subject to frequent changes, and new laws and regulations may be adopted, some of which may have a negative effect on the group’s business, either retroactively or prospectively.

Foreign ownership in educational services is subject to significant regulations in China. The PRC government regulates the provision of educational services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level. We are a company incorporated in the Cayman Islands. Our WFOE, Hailiang Consulting, is a foreign owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, affiliated schools with K-12 educational programs. Due to these restrictions, we conduct our continuing operations, i.e. private education business in China primarily through the Contractual Arrangements among (i) Hailiang Consulting, our operating subsidiary in China, (ii) the affiliated entities, including Hailiang Management and its subsidiaries, and (iii) the VIE Shareholders. We hold the required licenses and permits necessary to conduct our private education business in China through the schools controlled and held by Hailiang Management. We have been, and expect to continue to be, dependent on the affiliated entities to operate our private education business.

If our ownership structure and the Contractual Arrangements are found to be in violation of any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including the MOE, which regulates the education industry in China, the Ministry of Commerce, or MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China, would have broad discretion in imposing fines or punishments upon us for such violations, including:

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

As of the date of this annual report on Form 20-F, similar ownership structure and the Contractual Arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above have been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, the group’s business, financial condition and results of operations could be materially and adversely affected.

In addition, pursuant to the 2021 Implementation Rules for Private Education Laws, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, the Contractual Arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Where any other private school conducts any transaction with any related party, it shall follow the principles of openness, fairness and impartiality, fix the reasonable tuition and fees and regulate the decision-making, and shall not damage the state interests, the interests of the school or the rights and interests of the teachers and students, otherwise, there is a risk of being ordered to make corrections within a time limit, and the illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of other private school within one to five years; if the circumstances are especially serious with adverse social impact, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller and members of the decision-making body or supervisory body of other private school permanently; if a violation of public security administration is constituted, the public security organ shall impose a public security administration punishment according to law; if a crime is constituted, criminal responsibility shall be investigated in accordance with the law.

These regulations may challenge the validity of the Contractual Arrangements that establish our corporate structure for operating the group’s business, for example, the clause or provision of the Consulting Services Agreement, one of the Contractual Arrangements, in relation to related party transactions between a private school providing compulsory education and Hailiang Consulting and its affiliated entities, are no longer legally enforceable as of September 1, 2021. Furthermore, the Contractual Arrangements may not be enforceable in the PRC if the PRC government authorities take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce the Contractual Arrangements, for our continuing operations, we may not be able to exert effective control over Hailiang Management and its shareholders, and our ability to conduct the group’s business may be materially and adversely affected. We are continuously assessing the impact of relevant regulations on the group’s business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including restructuring corporate structure or unwinding the Contractual Arrangements, etc. However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the 2021 Implementation Rules for Private Education Laws, it is still unclear whether the above provisions have any retrospective effect for the Contractual Arrangements over private compulsory education schools existing before September 1, 2021, therefore, there remains uncertainty as to when and how such implementation rules will become specifically applied to the group’s business.

The newly-enacted Foreign Investment Law proposes sweeping changes to the PRC foreign investment legal regime and will likely to have a significant impact on businesses in China controlled by foreign invested enterprises primarily through the Contractual Arrangements, such as the group’s business.

There are significant uncertainties under the Draft Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through the Contractual Arrangements, such as the group’s business.

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

The MOFCOM, and the National Development and Reform Commission, or NDRC, promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, as amended on March 10, 2015, which came into effect on April 10, 2015, and as further amended on June 28, 2017 and came into effect on July 28, 2017 (the “2017 Catalogue”). On June 28, 2018, the MOFCOM and NDRC promulgated the Special Measures for Foreign Investment Access (2018 version), or the 2018 Negative List, terminating the 2017 Catalogue. On June 30, 2019, the MOFCOM and NDRC promulgated the Special Measures for Foreign Investment Access (2019 version) and on June 23, 2020, the MOFCOM and NDRC promulgated the Special Measures for Foreign Investment Access (2020 version). According to the 2019 version and 2020 version, preschool education, general senior high schools and institutions of higher education can be set up through cooperation only and controlled by the Chinese party (with principals or principal administrators with Chinese nationality, and the council, Chinese members in the board of directors or the joint management committee accounting for not less than one half of the total members). Investment in institutions offering compulsory education and religious educational institutions is prohibited. We conduct our private education business in China primarily through Contractual Arrangements among our operating subsidiaries in China and Hailiang Management and the affiliated schools owned and operated by Hailiang Management and the shareholders of Hailiang Management and through Contractual Arrangements among our operating subsidiaries in China and Haishan Development and the affiliated schools owned and operated by Haishan Development and the shareholders of Haishan Development. We hold the required licenses and permits necessary to conduct our private education business in China through the schools owned and operated by Hailiang Management and Haishan Development. As of the date of this annual report, the sponsors of the current affiliated schools are in compliance with the requirements of the above regulations, and we control and operate the affiliated schools through Contractual Arrangements that do not violate the above regulations.

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

However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIEs through Contractual Arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem Contractual Arrangements as a way of foreign investment, or if any of our operations through Contractual Arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our Contractual Arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity Contractual Arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing Contractual Arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprises should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our WFOE or its subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on Contractual Arrangements with Hailiang Management, Haishan Development and their respective shareholders for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied, and expect to continue to rely, on the Contractual Arrangements with Hailiang Management, Haishan Development and their shareholders, Beize Group and Mr. Feng, our founder and our ultimate controlling shareholder, to operate our private education business. For a description of these Contractual Arrangements, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company —C. Organizational Structure.” However, these Contractual Arrangements may not be as effective as direct equity ownership over Hailiang Management, Haishan Development and the affiliated schools. Any failure by the affiliated entities, including Hailiang Management, Haishan Development and the affiliated schools controlled and held by Hailiang Management and Haishan Development, and the shareholders of Hailiang Management and Haishan Development, to perform their obligations under the Contractual Arrangements would have a material adverse effect on the consolidated financial position and consolidated financial performance of our Company. For example, the Contractual Arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures.

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

If government actions cause us to lose our right to direct the activities of the affiliated entities or our right to receive substantially all the economic benefits and residual returns from the affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the affiliated entities.

Furthermore, we are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in China, the VIEs, and their subsidiaries in China. We receive the economic benefits of the VIEs business operations for accounting purposes through the Contractual Arrangements between Hailiang Consulting and the VIE Shareholders, which enables us to consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements under IFRS. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIEs for accounting purposes, as a result of our direct ownership in Hailiang Consulting and the provisions of the Contractual Arrangements. Our ADSs listed on Nasdaq Global Market represent shares of our offshore holding company instead of shares of the VIEs or their subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to such structure. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the PRC government determines that the Contractual Arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless.

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. Hailiang Education Group Inc. is a Cayman Islands holding company that conducts all of its operations and operates its business in China through its WFOE and consolidated affiliated entities, in particular, Zhejiang Hailiang Education Consulting and Services Co., Ltd. and its subsidiaries, as well as Hailiang Education Management Group Co., Ltd. and its subsidiaries through contractual agreements. Such structure involves unique risks to investors in the ADSs.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIEs and private schools, which may challenge the validity of our Contractual Arrangements. For further details, refer to “Risks Relating to Our Corporate Structure”. In the event that the PRC government determines that the Contractual Arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless.

On May 14, 2021, the PRC State Council announced the issuance of the 2021 Implementation Rules for Private Education Laws (“2021 Implementation Rules for Private Education Laws”), which became effective on September 1, 2021. The 2021 Implementation Rules for Private Education Laws prohibit social organizations and individuals from controlling a private school that provides compulsory education by means of merger, acquisition, contractual arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with its related party. The 2021 Implementation Rules for Private Education Laws may challenge the validity of our Contractual Arrangements that establish the corporate structure for operating compulsory education business (see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company —C. Organizational Structure.”). In the event we are unable to enforce these Contractual Arrangements, we may not be able to exert control over the affiliated entities providing compulsory education. In particular, under the 2021 Implementation Rules for Private Education Laws, a private school providing compulsory education is prohibited from conducting transactions with its related parties, and this significantly affects the enforceability of the Consulting Services Agreements with affiliated entities providing compulsory education. Therefore, we re-assessed our control over the affiliated entities providing compulsory education. According to IFRS 10 - Consolidated Financial Statements, we concluded that we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest.

Except for the affiliated entities providing compulsory education, as mentioned above, the Contractual Arrangements enables us to consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements under IFRS. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIEs for accounting purposes, as a result of our direct ownership in Hailiang Consulting and the provisions of the Contractual Arrangements. The Contractual Arrangements have not been tested in a court of law in China as of the date of this report.

The majority shareholder of Hailiang Management and Haishan Development, Mr. Feng, our founder and our ultimate controlling shareholder, may not act in the best interests of our company.

Mr. Feng is the majority shareholder of Hailiang Management and Haishan Development. He is also the founder and ultimate controlling shareholder of our company. We cannot assure you that Mr. Feng will act in the best interests of our company. We rely on Mr. Feng to comply with the terms and conditions of the Contractual Arrangements. Although Mr. Feng is obligated to honor his contractual obligations with respect to the affiliated entities, he may nonetheless breach or cause Hailiang Management and Haishan Development to breach or refuse to renew the existing Contractual Arrangements that allow us to effectively exercise control over the affiliated entities and to receive economic benefits from them. If Mr. Feng does not honor his contractual obligations with respect to the affiliated entities, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in Hailiang Management or Haishan Development to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholders of Hailiang Management or Haishan Development, we would have to rely on legal proceedings, which could result in disruption of the group’s business and substantial uncertainty as to the outcome of any such legal proceedings.

Contractual Arrangements between the affiliated entities and us may be subject to scrutiny by the PRC tax authorities and a finding that we or the affiliated entities owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the Contractual Arrangements among our subsidiary in the PRC, the affiliated entities and the shareholders of Hailiang Management or Haishan Development are not conducted on an arm’s-length basis and adjust the income of the affiliated entities through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of the affiliated entities. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on the affiliated entities for underpayment of prior taxes. To date, similar Contractual Arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be harmed if the tax liabilities of the affiliated entities materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of the affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect the group’s business, financial condition and results of operations.

We currently conduct our operations in China through Contractual Arrangements with the affiliated entities and the shareholders of Hailiang Management and Haishan Development. As part of these arrangements, most of our education-related assets that are important to the operation of the group’s business are held by the affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of the group’s business activities, which could materially and adversely affect the group’s business, financial condition and results of operations. If any of the affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owners or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate the group’s business and could materially and adversely affect the group’s business, our ability to generate revenue and the market price of our ADSs.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using financing activities to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand the group’s business.

As an offshore holding company of our PRC subsidiaries, we may (i) make loans to our PRC subsidiaries and affiliated entities, (ii) make additional capital contributions to our PRC subsidiaries, (iii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

●	loans by us to our wholly-owned subsidiary in China, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the SAFE, or its local counterparts; and
●	loans by us to the affiliated entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts.

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

We expect that PRC laws and regulations may continue to limit our use of proceeds from financing sources. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our entities in China. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand the group’s business.

Risks Relating to Doing Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the educational services market, which could harm the group’s business.

Substantially all of our operations are conducted in China, and most of our revenue is derived from China. Accordingly, the group’s business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry.

The PRC government has significant oversight and discretion over the conduct of the group’s business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect the group’s business, financial condition and results of operations. For example, under the Private Education Laws promulgated in 2004 and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, pursuant to the 2016 Private Education Law, sponsors are not permitted to register for-profit schools that provide compulsory education services, which applies to grades one to nine and applies to a significant portion of our for-profit K-12 education business. For the affiliated schools, Zhuji Hailiang Foreign Language High, Zhenjiang Jianghe High School of Art, and Ninghai Hailiang Senior Middle Schoo are registered as for-profit schools, and Zhejiang Zhuji Hailiang Senior Middle School and Zhejiang Zhuji Hailiang High School of Art, that are registered before the promulgation of 2016 Private Education Law, are re-registered as non-profit status in fiscal year 2021. All K-9 schools are registered or re-registered as non-profit status by fiscal year 2021. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for the group’s educational services depends, in large part, on economic conditions in China. Any significant slowdown in China’s economic growth may cause the group’s potential students to delay or cancel their plans to enroll in affiliated schools, which in turn could reduce our revenue. In addition, any sudden changes to China’s political system or the occurrence of social unrest could have a material and adverse effect on the group’s business, prospects, financial condition and results of operations.

Furthermore, our Company, the VIEs and their subsidiaries, and our investors may face uncertainty about future actions by the government of China that could significantly affect the VIEs and their subsidiaries’ financial performance and operations, including the enforceability of the Contractual Arrangements. As of the date of this report, neither our Company nor any of the VIEs has received or has been denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that our Company or the VIEs will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

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

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect the group’s business and results of operations.

Any increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us may result in a significantly higher tax burden or the disgorgement of any benefits we enjoyed in the past, which could in turn negatively affect the group’s business, financial condition and results of operations.

Under the 2016 Private Education Law, which became effective on September 1, 2017, private schools, whether non-profit or for-profit, may enjoy preferential tax treatment. As of the date this annual report, three of the affiliated schools, namely Zhenjiang Jianghe High School of Art, Zhuji Hailiang Foreign Language High School, and Ninghai Hailiang Senior Middle School, elected to register their statuses as for-profit. Taxation policies regarding preferential tax treatment for for-profit private schools following the effectiveness of the 2016 Private Education Law, still remain unclear, as more specific provisions have not been introduced. For-profit schools by the end of 2021 fiscal year end have enjoyed preferential tax policies for VAT as permitted by the Notice of the Ministry of Finance and the State Administration of Taxation on Full Launch of the Pilot Scheme on Levying Value-added Tax in Place of Business Tax and are subject to unified 25% enterprise income tax rate. Other affiliated schools elected to register as non-profit private schools and will be entitled to the same tax benefits as public schools.

Preferential tax treatments granted to us by local governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income. In addition, we may not be granted preferential tax treatment by the local governments of additional regions into which we may expand. Any such negative development could have a material and adverse effect on the group’s business, financial condition and results of operations.

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

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIEs or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and VIEs to operate in China may be impaired by changes in its laws and regulations, including those relating to education, taxation, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our PRC subsidiaries and the VIEs’ compliance with such regulations or interpretations. As such, our PRC subsidiaries and the VIEs may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. Although we believe that our Company, our PRC subsidiaries, and the VIEs, are currently not required to obtain permission from any Chinese authorities, and none of them has received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to the group’s business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIEs at any time, or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

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

Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the 2016 Private Education Law, the 2021 Implementation Rules for Private Education Laws and detailed implementation rules and regulations of 2016 Private Education Law and its Implementation Rules. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the affiliated entities and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

Pursuant to the 2016 Private Education Law, sponsors of private schools may choose to establish schools as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which covers grades one to nine and which accounts for a significant portion of the group’s students as well as revenue during the reporting period. Sponsors of for-profit private schools are entitled to retain the profits from their schools and any operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. For further details, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–2016 Private Education Law and the 2021 Implementation Rules for Private Education Laws.”

As a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the 2016 Private Education Law and relevant laws and regulations are affected by many factors, including whether affiliated schools are characterized as for-profit or non-profit schools, the profitability of affiliated schools, and our ability to receive dividends and other distributions from our PRC subsidiary, Hailiang Consulting, which in turn depends on the service fees paid to Hailiang Consulting from the affiliated schools and other service and management fees paid to Hailiang Consulting by our other PRC managed schools. Hailiang Consulting has respectively entered into exclusive management services and business cooperation agreements with Hailiang Management and Haishan Development, pursuant to which we provide service to affiliated schools in exchange for the payment of service fees. As advised by our PRC counsel, Allbright Law Offices Hangzhou Office, as of June 30, 2021, our right to receive the service fees from affiliated schools and other affiliated entities does not, to our knowledge, contravene any PRC laws and regulations currently in force. Likewise, the payment of service fees under our Contractual Arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of affiliated schools under the PRC laws and regulations currently in force.

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

Therefore, a private school providing compulsory education is prohibited from conducting transactions with its related party, including the consulting service under the Contractual Arrangements between private schools providing compulsory education and Hailiang Consulting and its affiliated entities. As a result, the clause or provision of the Consulting Services Agreement, in relation to related party transactions between a private school providing compulsory education and Hailiang Consulting and its affiliated entities, are no longer legally enforceable as of September 1, 2021. Since September 1, 2021, we have stopped providing services to the affiliated entities providing compulsory education. However, to keep these private schools providing compulsory education open, there are still ongoing transactions between K-9 schools and their related parties, such as cash and deposits placed with Hailiang Finance, campus lease from Hailiang Investment and etc., which are related to the key issues of these schools’ operation, but may be subject to risk of violation. In order to cope with the risks, Hailiang Investment has issued a promise that K-9 schools are able to continue to use the campus, even if the lease Agreements are no longer legally enforceable. As date of this annual report, K-9 schools have not received any further rectification requirements or penalty notices from the relevant competent authority, and the possibility and impact of illegal risks are still unable to be assessed clearly. We are continuously assessing the impact of relevant regulations on the group’s business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including restructuring corporate structure or unwinding Contractual Arrangements, etc.

In particular, the validity of our Contractual Arrangements may be challenged and our corporate structure may need to be restructured to comply with the new regulations, which may be time-consuming and expensive and impose additional restrictions on the group’s business expansion and may further adversely affect the group’s business operations and results of operations. For further details, refer to “Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the Contractual Arrangements that establish our corporate structure for operating the group’s business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

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

The group faces uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

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

As a result, we and our non-resident investors may have the risk of being taxed according to the regulations referenced above and may be required to spend valuable resources to comply with such regulations or to establish that we or our non-resident investors should not be taxed according to such regulations, which may have a material adverse effect on our financial condition and results of operations or on such non-resident investors’ investments in us.

Restrictions on currency exchange may limit our ability to receive income and allocate or reinvest effectively.

Most of our income is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use income generated in Renminbi to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

Hailiang Consulting is permitted to declare dividends to our offshore subsidiaries holding its equity interest, convert the dividends into a foreign currency and remit to its shareholder outside of the PRC. In addition, in the event that Hailiang Consulting liquidates, proceeds from the liquidation may be converted into foreign currency and distributed outside of China to our overseas subsidiaries holding its equity interest. Furthermore, in the event that Hailiang Management or Haishan Development liquidates, Hailiang Consulting may, pursuant to a power of attorney it has entered into with the VIE Shareholders, require Hailiang Management and Haishan Development to pay and remit the proceeds from such liquidation to Hailiang Consulting. Hailiang Consulting then may distribute such proceeds to us after converting them into foreign currency and remit them outside of China in the form of dividends or other distributions. Once remitted outside of the PRC, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

Other than the above distributions by and through Hailiang Consulting, which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated income generated by the affiliated entities for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated income generated by the affiliated entities not paid to Hailiang Consulting and income generated by Hailiang Consulting not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and allocate or reinvest, such income. The group’s business and financial condition may be adversely affected as a consequence of the forging. In addition, there is no assurance that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Our subsidiaries and the affiliated entities in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. Hailiang Consulting and its subsidiaries’ income depends on the service fees paid by the affiliated entities and managed schools. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, Hailiang Consulting may distribute dividends only after it has made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. To the extent cash in the business is in mainland China or Hong Kong, or in our mainland China or Hong Kong entities, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.

Pursuant to the 2016 Private Education Law, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. According to 2021 Implementation Rules for Private Education Laws, a non-profit private school should allocate no less than 10% of its audited annual non-restricted net asset increase, or a for-profit private school should allocate no less than 10% of its audited annual net income, to its development, respectively. In addition, prior to the specific Implementation Rules of 2016 Private Education Law being promulgated by the State Council and other relevant regulations promulgated by other local and regional governments, all of the affiliated schools that we control, each of which is a private school, are required to allocate not less than 25% of their annual net income to its development fund for the construction or maintenance of the school properties or for the purchase or upgrade of school facilities.  However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the 2021 Implementation Rules for Private Education Laws. We remain uncertain as to the timing and substance of the rules under the 2016 Private Education Law and 2021 Implementation Rules for Private Education Laws to be promulgated, and how such rules will impact our operation. For more detailed information, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–2016 Private Education Law and the 2021 Implementation Rules for Private Education Laws.” Furthermore, if our subsidiaries or the affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect the group’s business, financial condition and results of operations.

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

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we received from our initial public offering or that we will receive from future offerings or financings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of our ADSs in U.S. dollars without giving effect to any underlying change in the group’s business or results of operations.

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

While the implementation and interpretation of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Allbright Law Office Hangzhou Office, that approval by the CSRC was not required for our initial public offering because we are not a special purpose vehicle formed or controlled by PRC companies or PRC individuals as defined under the M&A Rules. However, we cannot assure you that the relevant PRC regulatory authorities, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory authorities subsequently determines that we needed to obtain the CSRC’s approval for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory authorities. In such event, these regulatory authorities may, among other things, impose fines and penalties on or otherwise restrict our operations in the PRC or delay or restrict any remittance of the proceeds from our initial public offering into the PRC. Any such or other actions taken could have a material adverse effect on the group’s business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

In addition, if the MOFCOM determines that we should have obtained its approval for our entry into Contractual Arrangements with the affiliated entities and the shareholders of Hailiang Management or Haishan Development, we may be required to file for remedial approvals. There is no assurance that we would be able to obtain such approval from the MOFCOM. We may also be subject to administrative fines or penalties by the MOFCOM that may require us to limit the group’s business operations in the PRC, delay or restrict the conversion and remittance of our funds in foreign currencies into the PRC or take other actions that could have material and adverse effect on the group’s business, financial condition and results of operations.

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

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since SAFE Circular No. 37 was recently issued, there remains uncertainty with respect to its implementation. We have requested PRC residents who we know currently hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. As advised by AllBright Law Offices Hangzhou Office, our PRC legal counsel, as of the date of this annual report on Form 20-F, such PRC residents have duly made such applications, filings and amendments as required by SAFE Circular No. 75, the predecessor regulation of SAFE Circular No. 37. Such applications, filings and amendments were made pursuant to SAFE Circular No. 75 before SAFE Circular No. 37 went into effect. However, SAFE Circular No. 37 shall apply to any subsequent amendments made by Mr. Feng after the effective date of SAFE Circular No. 37. As of the date of this annual report on Form 20-F, to the best of our knowledge, Mr. Feng is not required to make any amendment under SAFE Circular No. 37. However, we cannot assure you that Mr. Feng or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If they fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from paying dividends. As a result, the group’s business operations and our ability to make distributions to you could be materially and adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

As a company incorporated under the laws of the Cayman Islands, we conduct a majority of our operations in China and a majority of our assets are located in China. In addition, the majority of our senior executive officers, namely Junwei Chen, Cuiwei Ye, Ken He, Xiaohua Gu, Xiaofeng Cheng, Ping Huang, Lei Peng, Zhougang Zhu, and Guan Huang, reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

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

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information, documents, and materials needed for regulatory investigations or litigation outside China. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Article 177 further provides those Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect the group’s business, as we routinely collect, store and use data during the conduct of the group’s business.

We routinely collect, store and use data during our operations. We are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the Internet and mobile platforms as well as cybersecurity. We, our PRC subsidiaries and the VIEs have not been punished or sued for violating the regulations or policies issued by the CAC. On April 13, 2020, the Office of the Central Cyberspace Affairs Commission and ten other government authorities jointly promulgated the Measures for Cybersecurity Review, effective from June 1, 2020. On February 15, 2022, the Measures for Cybersecurity Review amended in 2021 became effective, which provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the CAC. According to the Measures for Cybersecurity Review, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Measures for Cybersecurity Review further require that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the CAC before conducting listings in foreign countries. We have not received any notice from any authorities identifying any of our PRC subsidiaries or the VIEs as a CIIOs or online platform operators requiring us to undertake a cybersecurity review or network data security review by the CAC. We believe our offering and business will not be subject to cybersecurity review by the CAC, because our PRC subsidiaries and the VIEs are not CIIOs or online platform operators with personal information of more than 1 million users. On August 17, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of

Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, peoples’ livelihoods and public interest in the event of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation have been issued by any Protection Departments and we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities. Furthermore, since the final version of Draft Measures is subject to significant uncertainty, there remains the possibility that the PRC government authorities may require us to apply for the cybersecurity review. We will closely monitor the rule-making process and will assess and determine whether we are required to apply for the cybersecurity review when and once the Draft Measures are formally promulgated. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection.”

On August 20, 2021, the Standing Committee of the National People’s Congress, or, the SCNPC, promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also provides the rules for handling sensitive personal information, which personal information includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and must adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection.”

The opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions were recently issued, official guidance to act upon, and interpretation of the Opinions, remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection.”

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

On December 18, 2020, the “Holding Foreign Companies Accountable Act” (“HFCAA”) was signed by President Donald Trump and became law. This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years, the issuer’s securities are banned from trade on a national exchange or through other methods. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Accelerating Holding Foreign Companies Accountable Act from three years to two. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The SEC approved such rule on November 5, 2021.

On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. Our auditor, KPMG Huazhen LLP, is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, and hence, our auditor is not currently inspected by the PCAOB. Our auditor is identified to be subject to the determinations announced by the PCAOB on December 16, 2021. See “Item 3 Key Information —Risk Factors—Risks Relating to Doing Business in China—Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to us.”

If we complete the proposed going private transaction and are thus delisted from the Nasdaq Global Market, we believe the potential prohibition of our continued listing by the Nasdaq will be inconsequential. On December 23, 2021, we disclosed our receipt of a preliminary non-binding proposal to acquire our Company at US$14.31 per ADS. On May 9, 2022, we entered into an agreement and a plan of merger with Hailiang Education International Limited (“Merger Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, and HE Merger Sub Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands and a wholly-owned subsidiary of Merger Parent. If completed, the merger will result in the Company becoming a privately held company wholly owned by Merger Parent and its ADSs will no longer be listed on the Nasdaq Global Market. As a result to our plan of merger, the potential prohibition of our continued listing will be inconsequential.

Labor Contract Laws in China may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008 and amended on December 28, 2012. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based on the mandatory requirement age. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to the group’s business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Increases in labor costs in the PRC may adversely affect the group’s business and our profitability.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.1%, 2.9% and 2.5% in 2018, 2019 and 2020, respectively. China’s overall economy and the average wage in the PRC are expected to continue to grow. Future increases in China’s inflation and material increases in the cost of labor may materially and adversely affect our profitability and results of operations unless we are able pass on these costs to the group’s students by increasing tuition.

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

We may need additional capital, and the sale of equity or debt securities would result in dilution to our shareholders and restrictions on the group’s business and operations.

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

If securities or industry analysts do not publish research or reports about the group’s business, or if they adversely change their recommendations regarding our ADSs, the price of our ADSs and trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that industry or securities analysts publish about us or the group’s business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

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

Shareholders of a public company often bring securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from the group’s business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct the group’s business through our subsidiaries and the affiliated entities in China. We operated 14 affiliated schools offering curriculum education of primary, middle, and high schools in Zhejiang province, Jiangsu province, Gansu province, Anhui province and Shandong province of China, during fiscal year 2021. Upon the issuance of the 2021 Implementation Rules for Private Education Laws, we optimized our operating structure, and will continue to offer K-12 student management services and high school curriculum education services to K-12 school students and high school curriculum education services. On July 24, 2021, the General Office of the Central Committee of China’s Communist Party and the General Office of the State Council jointly issued and released the Opinions on Further Reducing the Burden of Homework and Off-Campus Training for Compulsory Education Students (the Opinions). The Opinions impose various requirements and restrictions on after-school tutoring services regarding academic subjects taught in compulsory education. On July 28, 2021, to further clarify the scope of academic subjects in China’s compulsory education system, the PRC Ministry of Education issued a notice (the Notice). The Notice specifies that academic subjects, provided in accordance with the learning content of the national curriculum standards, include the following courses: Morality and Law, Chinese Language, History, Geography, Mathematics, foreign languages (English, Japanese, and Russian), Physics, Chemistry, and Biology. In accordance with the Opinions and the Notice, we currently assess that our services of management and high school curriculum education do not include academic subjects in China’s compulsory education system and therefore are not subject to the requirements and restrictions pursuant to the Opinions. The Opinions have not yet impacted our ability to conduct the group’s business, accept foreign investments, or other foreign exchange; however, the Opinions may be expanded in the future to cover any aspect of the group’s business or operations, which could materially and adversely impact the group’s business and financial outlook.

As of June 30, 2021, the group managed and operated, but did not own or sponsor, an additional 27 private and public schools that offer curriculum education of primary, middle, and high schools in the Jiangxi, Hubei, Jiangsu and Zhejiang provinces of China. Due to the promulgation of 2021 Implementation Rules for Private Education Laws, commencing with fiscal year 2022, we have ceased providing operation and management services to the group’s managed schools sponsored by related parties, i.e., Xiantao No.1 Middle School and Nanrui Experimental School in order to comply with relevant laws and regulations.

The group started its operations in 1995 when Zhejiang Zhuji Hailiang Foreign Language School, the group’s first private school, was founded by Mr. Feng. The group’s second private school, Zhejiang Zhuji Hailiang Experimental High School, was founded by Mr. Feng and Mr. Zhanghuan Meng in 2001. At the time of Zhejiang Zhuji Hailiang Experimental High School’s founding, Mr. Feng owned 60% of the equity interest in the school and Mr. Zhanghuan Meng held the remaining equity interest in the school. In November 2011, Mr. Feng purchased the remaining 40% equity interest in Zhejiang Zhuji Hailiang Experimental High School from Mr. Zhanghuan Meng and became the sole sponsor of Zhejiang Zhuji Hailiang Experimental High School. The group’s third private school, Zhejiang Zhuji Tianma Experimental School, was jointly acquired by Mr. Feng and Mr. Zhanghuan Meng in July 2009. At the time of the acquisition, Mr. Feng and Mr. Zhanghuan Meng beneficially owned 80% and 20% of the equity interest in the school, respectively. In November 2011, Mr. Feng acquired the 20% equity interest in the school from Mr. Zhanghuan Meng and became the sole sponsor of Zhejiang Zhuji Tianma Experimental School.

Between 2011 and 2013, we underwent a corporate restructuring in contemplation of our initial public offering. In particular:

●	Incorporation of the listing entity and Hong Kong subsidiary. In April 2011, Mr. Feng incorporated Hailiang Inc. as our proposed listing entity in the Cayman Islands and Hailiang HK in Hong Kong. In January 2012, he transferred all of his shares of Hailiang HK to Hailiang Inc.
●	Change in holding structure by Mr. Feng. In December 2011, Mr. Feng transferred all the shares in Hailiang Inc. to four BVI holding companies.
●	Incorporation of PRC subsidiary. In December 2011, Hailiang HK incorporated Hailiang Consulting as our wholly-owned subsidiary in the PRC.
●	Equity investment in our company. In March 2012, Maxida International Company Limited, an independent third party, purchased 5,000,000 newly issued ordinary shares, or 1.4% of Hailiang Inc.’s total outstanding shares after the purchase, for US$3.0 million.

●	Consolidation of affiliated schools under a single entity. In April 2012, Mr. Feng incorporated Hailiang Management which is wholly-owned by Mr. Feng, as the holding company to hold equity interests in affiliated schools in China and transferred his equity interests in three schools to Hailiang Management.

In October 2014, Mr. Feng transferred his 100% interest in Brilliant One Development Limited, one of the four BVI companies that Mr. Feng had previously transferred his shares of Hailiang Inc. to in December 2011, to Hailiang International Investment (HK) Limited, a company wholly owned by Hailiang Group. Hailiang Group is controlled by Mr. Feng.

On June 30, 2017, Hailiang Consulting, Hailiang Management and Mr. Feng entered into First Amended and Restated Contractual Arrangements. The First Amended and Restated Contractual Arrangements added new affiliated entities of Hailiang Management and allowed for potential contractual arrangements, if any and when applicable, to be entered into by controlled affiliate(s) of Hailiang Consulting.

On February 23, 2018, Hailiang Management, Hailiang Consulting, and the Hailiang Management’s shareholders entered into a series of contractual arrangements (the “Second Amended and Restated Contractual Arrangements”), including the Second Amended and Restated Call Option Agreement, Second Amended and Restated Powers of Attorney, Second Amended and Restated Consulting Services Agreement and Second Amended and Restated Equity Pledge Agreement.

On August 10, 2021, Hailiang Management was divided and separated into Hailiang Management and Haishan Development for the purpose of the adjustment of the group’s business structure. On August 10, 2021, Haishan Development, Hailiang Consulting, and Haishan Development’s shareholders entered into the August 2021 VIE Agreements.

We have been advised by AllBright Law Offices Hangzhou Office, our PRC legal counsel, that, as of August 31, 2021:

●	The ownership structures of Hailiang Consulting and the affiliated entities complied with all current PRC laws and regulations in effect as of August 31, 2021; however, the current variable interest entity structure, or the VIE structure, established by the Second Amended and Restated Contractual Arrangements and the August 2021 VIE Agreements may not be as effective in providing control as direct ownership;
●	The Second Amended and Restated Contractual Arrangements and the August 2021 VIE Agreements are valid, binding and enforceable under PRC laws and regulations, and are not in violation of PRC laws or regulations currently in effect; and
●	The business licenses of Hailiang Consulting and the affiliated entities are in full force and effect. Each of Hailiang Consulting and the affiliated entities have all necessary power to conduct its business as described in its business scope under its business license, and to enter into the Contractual Arrangements described in this annual report on Form 20-F.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the Contractual Arrangements and agreements that establish the structure for operating the group’s educational services business in China do not comply with relevant PRC government restrictions on foreign investment or relevant laws and regulations in the education industry, we could be subject to severe penalties, including being prohibited from continuing operations. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

On July 6, 2015, we completed the initial public offering of 2,858,000 ADSs. On July 7, 2015, we listed our ADSs on the Nasdaq Global Market under the symbol “HLG.”

In September 2015, Zhejiang Zhuji Hailiang Foreign Language School and selected programs from Zhejiang Zhuji Tianma Experimental School and Zhejiang Zhuji Hailiang Experimental High School relocated to Hailiang Education Park. Zhejiang Zhuji Tianma Experimental School’s and Zhejiang Zhuji Hailiang Experimental High School’s remaining programs continue to operate on their existing respective campuses. As of June 30, 2021, affiliated schools and subsidiaries operating in Hailiang Education Park include Zhejiang Zhuji Hailiang Primary School, Zhejiang Zhuji Hailiang Junior Middle School, Zhejiang Zhuji Hailiang Senior Middle School, Zhejiang Zhuji Hailiang Foreign Language School, Zhuji Hailiang Foreign Language High, Hailiang After-school, Zhuji Hailiang

Logistics, Hailiang Sports and Zhuji Nianxin Lake Hotel. See “Item 4. Information on the Company—B. Business Overview—Hailiang Education Park.”

In November 2016 and February 2017, certain schools were separated from Zhejiang Zhuji Hailiang Foreign Language School and Zhuji Private High School (currently named Zhejiang Zhuji Hailiang Experimental High School) and established as separate legal entities, with all of their equity interests held by Hailiang Management. Hailiang International Kindergarten, Zhejiang Zhuji Hailiang Primary School, Zhejiang Zhuji Hailiang Junior Middle School and Zhejiang Zhuji Hailiang Senior Middle School became independent from Zhejiang Zhuji Hailiang Foreign Language School, and Zhejiang Zhuji Hailiang High School of Art became independent from Zhejiang Zhuji Hailiang Experimental High School. The VIEs remained owners of 100% of the equity interest in each of the aforementioned schools by the end of 2017 fiscal year end.

On February 28, 2018, the VIEs sold the sponsorship and 100% equity interest of Hailiang Kindergarten to Hangzhou Hailiang Preschool Education Group Co., Ltd. (“Hailiang Preschool”), a related party ultimately controlled by Mr. Feng, for a consideration of RMB20.0 million pursuant to a purchase agreement. An independent third-party appraisal entity provided an appraisal opinion valuing the Hailiang Kindergarten at RMB20.0 million. The Hailiang Kindergarten was operating at a loss in recent years.

On February 28, 2018, the VIEs sold all the assets and liabilities related to the kindergarten business unit of Zhejiang Zhuji Tianma Experimental School (“Tianma Kindergarten”) to Zhuji Hailiang Preschool Education Investment Co., Ltd., a related party ultimately controlled by Mr. Feng, for a consideration of RMB1.7 million pursuant to an asset restructuring agreement. An independent third-party appraisal entity provided an appraisal opinion valuing the Tianma Kindergarten at RMB1.7 million.

As a result, Hailiang Kindergarten and Tianma Kindergarten are no longer part of our operations.

The VIEs initially acquired right to operate Chuzhou Hailiang Foreign Language School on July 19, 2017. Pursuant to an amendment to the operator agreement in June, 2018, the VIEs transferred operating right to Chuzhou Zhengxu Education Information Consulting Co., Ltd., a subsidiary controlled by Hailiang Group, for a consideration of RMB1.8 million (the “Chuzhou School Transfer Transaction”) based upon the appraised value determined by an independent third-party evaluator. The Chuzhou School Transfer Transaction was conducted based on the group’s business assessment in response to current market conditions.

On August 28, 2018, Hailiang Management incorporated Zhuji Hailiang Foreign Language High as the first for-profit school of our Group. As of June 30, 2021, 2,049 students are enrolled in Zhuji Hailiang Foreign Language High.

On September 28, 2018, the VIEs entered into an Investment Cooperation Agreement to acquire a 51% controlling interest in Zhenjiang Jianghe High School of Art from three founders of the school. The transaction was completed on October 31, 2018. As of June 30, 2021, Zhenjiang Jianghe High School of Art’s student body consists of 764 students. It offers various art education programs including but not limited to painting, music and media, with a variety of specialized modules and seminars.

On July 16, 2019, the VIEs signed a cooperation agreement with the People’s Government of Chengguan District, Lanzhou City, Gansu Province, pursuant to which, it’s free for us to lease part of the existing land, facilities, equipment and other assets that were previously used by a public school to sponsor a new school, which provides primary and middle school courses of basic education program. As of June 30, 2021, 719 students are enrolled in Lanzhou Hailiang Experimental School.

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

On April 29, 2020, we established a wholly owned subsidiary, Hailiang International Education Group Pte. Ltd. (“HIEG”), our international education headquarters located in Singapore, to promote our K-12 educational services and ancillary educational services to create a cooperative operations system between our domestic and international headquarters, and to provide high quality and diversified service offerings to improve the Company’s strategic global education portfolio.

On July 15, 2020, the VIEs entered into a sponsorship transfer agreement with Hailiang Investment to acquire 100% sponsorship of Jinhua Hailiang Foreign Language School, with a total consideration of RMB34.0 million (approximately US$5.3 million). The school is located in Jinhua City, Zhejiang Province. As of June 30, 2021, the school has an aggregate of 727 enrolled students. On September 16, 2020, the VIEs obtained the relevant administrative approval and completed all the required process to obtain the sponsorship of the school. The transaction was accounted for as a business combination between entities under common control.

On January 25, 2021, the VIEs obtained the relevant administrative approval and completed the required process to obtain the sponsorship of Xianghu Future School, which provides primary and middle school programs. Prior to that, Hailiang Group entered into a cooperation agreement for a term of 20 years with the Education Bureau of Xiaoshan District, City of Hangzhou, National Tourism Resort Management Committee of Xianghu, Zhejiang Province, Wenyan Sub-district Office of People’s Government of Xiaoshan District, City of Hangzhou, and Xianghu Travel Holding Company. Pursuant to the agreement, Xianghu Travel Holding Company is responsible for the construction of the school and owns the assets, and the VIEs defray an asset usage fee every year. The VIEs started operating Xianghu Future School in September 2021.

On April 26, 2021, the VIEs acquired from our affiliate, Hailiang Investment, 100% equity interests in Feicheng Education Investment, for a total consideration of RMB 22.9 million (approximately USD$ 3.5 million). Feicheng Education Investment has been the sole sponsor of Feicheng Hailiang Foreign Language School since 2018. On April 26, 2021, the VIEs obtained the relevant administrative approval and completed the required process to obtain the sponsorship of the school. The transaction was accounted for as a business combination between entities under common control.

On June 19, 2021, Hailiang Management entered into a strategic cooperation framework agreement with Ruijie Networks Co., Ltd. (“Ruijie Networks”) to accelerate the development of our smart campus operation system.

On July 1, 2021, Hailiang Management entered into a strategic cooperation agreement with Hangzhou Hikvision Digital Technology Co., Ltd (“Hikvision”), to further develop our smart campus system.

On August 26, 2021, the VIEs obtained the relevant administrative approval and completed all the required process to obtain the sponsorship of Ninghai Hailiang Senior Middle School which provides high school programs, and Ninghai Future School, which provides primary and middle school programs.

On October 9, 2021, the group entered into an agreement with Hailiang Investment, a related party ultimately controlled by Mr. Feng, to sell 100% equity interest of Hailiang Mingyou Future (Zhejiang) Education Technology Co., Ltd. (formerly known as “Zhuji Yuesheng Enterprise Management Consulting Co., Ltd.”), the parent of 9 companies that operates the academic subjects tutoring business (together the “academic subjects tutoring business”), for a consideration of RMB6.5 million (approximately US$1.0 million). An independent third-party appraisal entity provided an appraisal opinion valuing the academic subjects tutoring business at RMB6.5 million. The revenue derived from Mingyou Future for each of the fiscal years ended June 30, 2019, 2020 and 2021 was less than 1%. The spin-off of Mingyou Future was due to the promulgation of “The Opinion on Further Easing the Workload and Burden of After-school Tutoring for Students in Compulsory Education” in July 2021. For further details, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–2016 Private Education Law and the 2021 Implementation Rules for Private Education Laws.

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

Overview

The group is an education and management services provider in the PRC, offering K-12 student management services and high school curriculum education services, operation and management service, and ancillary educational services. See “Item 4. Information on the Company—B. Business Overview—Ancillary Educational Services.”

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

K-12 student management services and high school curriculum education services include accommodation and after-school enrichment services to K-12 school students and high school curriculum education services, which are offered through affiliated schools and wholly owned service companies, such as Zhuji Hailiang Logistics, Ningbo Haoliang and Hailiang After-school. During the fiscal year ended June 30, 2021, the group provided K-12 student management services to 27,972 students which were enrolled in affiliated schools and K-9 schools, and affiliated schools provided high school curriculum education services to 10,402 student which were enrolled in affiliated schools. As of June 30, 2021, for our continuing operations, the group employs an aggregate of 948 teachers and educational staff; for our discontinued operations, the group employs an aggregate of 1,643 teachers and educational staff. The group is dedicated to hiring teachers and educational staff who hold the required academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance.

Our Cayman Islands holding company does not have any substantive operations other than indirectly holding Hailiang Consulting, which have entered into Contractual Arrangements with Hailiang Management and Haishan Development, to control and hold affiliated schools.

The VIEs used to offer basic educational program at the primary and middle school levels, which covers grades one to nine, the compulsory education. The basic educational program offers curricula with courses both mandated by the PRC regulatory authorities and developed through internal research.

For continuing operations, affiliated schools offer basic educational program at the high school levels, which covers grades ten to twelve, and an international program at high school level, which covers grades ten to twelve. Affiliated schools’ international program offers curricula mandated by the PRC regulatory authorities with a focus on preparing students to study abroad. As most of the students in affiliated schools’ international program plan to study abroad after they graduate from high school, affiliated schools have designed affiliated schools’ international program to specifically address the linguistic and academic needs of these students. In addition, affiliated schools provide courses designed to help students become eligible to U.S., U.K. and Australian undergraduate programs in high school, including as A-levels courses for U.K. universities, AP courses for U.S. universities, or Victorian Certificate of Education (“VCE”) courses for Australian universities, International Baccalaureate (“IB”) courses for many countries in the world, and language courses such as Japanese, Korean, Spanish.

With respect to affiliated schools’ international program, affiliated schools have continued to develop new courses with our partners or collaborators to strengthen the competitiveness of the programs offered by affiliated schools. These programs are intended to provide an efficient international education pathway to students who wish to study abroad for their undergraduate degrees. On February 25, 2017, Zhejiang Zhuji Hailiang Foreign Language School, Hailiang Education and Thomas Carr College in Australia entered into a collaboration agreement (“TCC Agreement”) to deliver the VCE program, as authorized by the Victorian Curriculum and Assessment Authority (“VCAA”), in addition to Chinese high school curriculums for students aiming at studying in Australian higher education institutions. On September 8, 2017, Zhejiang Zhuji Hailiang Foreign Language School and ELS American Education Consulting (Shanghai) Co., Ltd. (“ELS”) entered into a cooperation agreement in order to supplement and incorporate the EAP program (English for Academic Purpose) into Hailiang’s existing curricula. With certificates issued by ELS, students can apply for community colleges and universities that recognize language certificates issued by ELS in the United States without completing IELTS/TOEFL examinations.

On September 23, 2017, affiliated schools entered into a cooperation agreement, as further supplemented on September 18, 2018, with Pate’s Grammar School, a premier co-ed state schools in the UK, to develop new curriculum based on the same principles of educational philosophy that Pate’s Grammar School and affiliated schools shared. Accordingly, in September 2018, affiliated schools commenced a new class in Zhejiang Zhuji Hailiang Foreign Language School based on Pate’s curriculum to provide Zhuji students with a full British education. In June 2018, Zhejiang Zhuji Hailiang Foreign Language School became a candidate school for the International Baccalaureate Primary Years Programme, or IB PYP, an educational program for students aged three to twelve managed by the International Baccalaureate Organization, or IBO, an international educational foundation headquartered in Geneva, Switzerland. In December 2020, the IBO has conducted a IB PYP consultation visit to Zhejiang Zhuji Hailiang Foreign Language School; it is temporarily expected that in December 2021, Zhejiang Zhuji Hailiang Foreign Language School will enter the IB PYP verification visit phase. In July 2021, Zhejiang Zhuji Hailiang Foreign Language School became a candidate school for the International Baccalaureate Middle Years Programme, or IB MYP, an educational program for students aged eleven to sixteen managed by the IBO. In May 2019, Zhejiang Zhuji Hailiang Foreign Language School became a candidate school for the International Baccalaureate Diploma Programme, or IB DP, a two-year educational program for students aged between sixteen to nineteen and managed by the IBO. In May 2021, Zhejiang Zhuji Hailiang Foreign Language School (school code: 061001) successfully passed the program standards and implementation requirements of the IBO, obtained the IB DP authorization, and officially became a member of the global IB School. In June 2019, Zhejiang Zhuji Hailiang Foreign Language School entered into an Education Cooperation Agreement with Canada Kent School located in Ontario, Canada to jointly offer Canadian high school courses. Accordingly, a “2+1” model is applied, in which students will be studying at Hailiang Education campus for 2 years and at Canada Kent School for 1 year. The high school diploma issued by Canada Kent School will also be granted to the students participating in this course. In June 2019, Zhejiang Zhuji Hailiang Foreign Language School also entered into an Education Cooperation Agreement with Australia Deakin University to open preparatory programs in affiliated school. In March 2020, Zhejiang Zhuji Hailiang Foreign Language School was authorized by the American College Board to be an American Advanced Placement Program (“AP”) accredited school (CEEB code 694166), and included in the list of high schools offering AP courses. In September 2020, Zhejiang Zhuji Hailiang Foreign Language School began to offer AP courses. For students who are interested in applying to reputable universities, AP courses are expected to enhance their application competitiveness. In June 2021, Zhejiang Zhuji Hailiang Foreign Language School introduced the Extended Project Qualification, or EPQ, research learning certification program recommended by the British Ministry of Education and the Universities and Colleges Admissions Service (“UCAS”). EPQ as an extensible program outside the A-Level’s standardization program, provides students the opportunity to achieve breakthroughs in academic performance in a short period of time.

The group provides operation and management services to schools that the group does not own or sponsor (“managed schools”), including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. The group may provide additional services in the future, as needed, to the group’s managed schools. As of June 30, 2021, the group provided operation and management services to 27 managed schools. Due to the promulgation of 2021 Implementation Rules for Private Education Laws, commencing with fiscal year 2022, the group has ceased providing operation and management services to the group’s managed schools sponsored by related parties, i.e., Xiantao No.1 Middle School and Nanrui Experimental School in order to comply with relevant laws and regulations. For more detailed information on the group’s managed schools, see “Item 4. Information on the Company — B. Business Overview — Services Provided to the group’s Managed Schools.”

For continuing operations, our total revenue slightly increased by 0.4% to RMB1,027.4 million in the 2020 fiscal year. Since early 2020, the COVID-19 pandemic has impacted the group’s business. Revenue from study trips decreased due to restrictions on travel domestically and internationally. Revenue from accommodation and transportation services decreased due to the suspension of physical classes from February to April 2020 during a nationwide lockdown in China. Our total revenue increased by 33.9% to RMB 1,375.8 million (approximately US$213.1 million) in the 2021 fiscal year, primarily due to the growth in revenue from K-12 student management services and high school curriculum education services and ancillary educational services. The increase of revenue from K-12 student management services and high school curriculum education services was driven by an increase in the average tuition or fee charged per student and the number of students.

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

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in China, the VIEs, and its subsidiaries in China. We receive the economic benefits of the operating entities’ business operations for accounting purposes through the Contractual Arrangements between Hailiang Consulting and the VIE Shareholders, which enables us to consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements under U.S. GAAP. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIEs for accounting purposes, as a result of our direct ownership in Hailiang Consulting and the provisions of the Contractual Arrangements. Our ADSs listed on Nasdaq Global Market represent shares of our offshore holding company instead of shares of the VIEs or its subsidiaries in China.

Asset-Light Model

Prior to fiscal year ended June 30, 2018, the group provided educational services in the PRC through the traditional model of owning and having legal sponsorship in each of the schools the VIEs launched or acquired. Beginning in 2017 and predominantly in the fiscal year ended June 30, 2018, the group made a strategic shift to develop our asset-light expansion strategy, where the group operates and manages K-12 schools pursuant to consulting and management agreements, or act as these schools’ sponsor without acquiring ownership of land and facilities in such schools.

With this asset-light approach, the group is able to sponsor additional schools without having to own or acquire the land and facilities of such schools. By leasing land and facilities to sponsor additional schools, the group can avoid significant capital expenditure. While considering the adoption of IFRS 16 commencing July 1, 2019, the group is required to recognize a right-of-use asset representing the right to use the leased campuses and a lease liability representing the obligation to make lease payments. See “Item 4. Information on the Company—D. Property, Plants and Equipment” for more information.”

By entering into consulting and management agreements with, the group provides operation and management services to these schools in exchange for services fees. Services the group provides include, but are not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. To expedite the asset-light model, the group entered into a cooperation agreement, the 2017 Group Strategic Cooperation Agreement, with our related parties, Hailiang Group and Hailiang Investment. Both Hailiang Group and Hailiang Investment plan to establish additional schools through construction, merger and acquisition, and cooperation with third-parties. Pursuant to the 2017 Group Strategic Cooperation Agreement, all of these schools are expected to be operated through entrusted management and the group has a priority right to operate and manage such schools. In addition, the group also cooperates with governments and third parties to provide operation and management services to both public and private schools. As of June 30, 2021, the group operated and managed 27 schools located in the Jiangxi, Hubei, Jiangsu and Zhejiang provinces, with a total of 43,897 enrolled students. Due to the promulgation of 2021 Implementation Rules for Private Education Laws, commencing with fiscal year 2022, we have ceased providing operation and management services to the group’s managed schools sponsored by related parties, i.e., Xiantao No.1 Middle School and Nanrui Experimental School in order to comply with relevant laws and regulations. We may provide additional services in the future, as may be needed, to the group’s managed schools.

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

Affiliated schools and Programs

The group has experienced significant growth since 1995. Since the commencement of operation of first Hailiang school in 1995, an aggregate number of more than 45,000 students have graduated from affiliated schools. As of June 30, 2021, for our continuing operations, affiliated schools had an aggregate number of 10,402 students in the high schools, and employed an aggregate number of 948 teachers and educational staff as of June 30, 2021.

According to school policy, substantially all of the group’s students live in the group’s boarding facilities. The group provide student dormitory and cafeteria services to K-12 students. Each student dormitory building houses 144 to 1,636 students. Students who want to commute, rather than board at affiliated schools, are reviewed and admitted on a case-by-case basis. The group charges students basic accommodation fees, and accommodation standard upgrade fees generally range from RMB2,400 to RMB12,000 per school year, for students who wish to upgrade their dormitory accommodation. During the time the group’s students are boarding, each accommodation building is equipped with a certain number of life coaches who are responsible for taking care of student living, and cafeterias offer students breakfast, lunch and dinner. Apart from cafeteria staff, the group also engaged dietitians to guarantee a balanced and nutritious diets to the group’s students. At each of the group’s cafeterias the group also adopt rigorous management and quality control beginning from standardized menus preparation, raw materials procurement to dishes cooking and offering, and are striving to build a one-stop and high-quality catering service system. The group’s boarding facilities provide an attractive option to parents who want their children to experience living outside the home before attending college in China or overseas.

The following table sets forth the basic information of affiliated schools and K-9 schools currently in operation as of June 30, 2021:

					Number of
					Teachers
			Number	Number	and
	Year	Educational	of	of	Educational
School (Continuing Operations) ****	Opened/Acquired	Programs	Students	Classes	Staff
Zhejiang Zhuji Hailiang Experimental High School	2001	High School	4,366	95	298
		Sub-total	4,366	95	298

Zhejiang Zhuji Hailiang Senior Middle School **	2016	High School	1,571	35	161
		Sub-total	1,571	35	161

Zhejiang Zhuji Hailiang High School of Art **	2017	High School	1,652	40	156
		Sub-total	1,652	40	156

Zhuji Hailiang Foreign Language High	2018	High School	2,049	82	260
		Sub-total	2,049	82	260

Zhenjiang Jianghe High School of Art	2018	High School	764	24	73
		Sub-total	764	24	73

Ninghai Hailiang Senior Middle School***	2021	High School	—	—	—
		Sub-total	—	—	—

		Total (Continuing operations)	10,402	276	948

School (Discontinued Operations) ****
Zhejiang Zhuji Hailiang Foreign Language School	1995	Primary School	1,468	70	215
		Middle School	1,550	65	197
		High School	300	19	59
		Sub-total	3,318	154	471

Zhejiang Zhuji Hailiang Primary School **	2016	Primary School	2,845	84	226
		Sub-total	2,845	84	226

Zhejiang Zhuji Hailiang Junior Middle School **	2016	Middle School	3,314	74	210
		Sub-total	3,314	74	210

Zhejiang Zhuji Tianma Experimental School	2009*	Primary School	1,777	50	167
		Middle School	2,806	62	185
		Sub-total	4,583	112	352

Lanzhou Hailiang Experimental School	2020	Primary School	377	13	39
		Middle School	342	9	47
		Sub-total	719	22	86

Hailiang Overseas Chinese School	2020	Primary School	704	23	52
		Middle School	220	7	23
		Sub-total	924	30	75
			—	—	—
Wuhu Hailiang Experimental School	2020	Middle School	161	4	15
		High School	260	7	34
		Sub-total	421	11	49

Jinhua Hailiang Foreign Language School	2020	Primary School	140	7	16
		Middle School	587	20	66
		Sub-total	727	27	82

Feicheng Hailiang Foreign Language School	2021	Primary School	389	18	32
		Middle School	177	6	24
		High School	153	6	22
		Sub-total	719	30	78

Xianghu Future School***	2021	Primary School	—	—	8
		Middle School	—	—	6
		Sub-total	—	—	14

Ninghai Future School***	2021	Primary School	—	—	—
		Middle School	—	—	—
		Sub-total	—	—	—

		Total (Discontinued operations)	17,570	544	1,643

		Total	27,972	820	2,591
(*)	Zhejiang Zhuji Tianma Experimental School commenced its operations in 1995, and the VIEs acquired Tianma in 2009.
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

The following table sets forth the numbers of students, classes and teachers and educational staff of affiliated schools and K-9 schools as of June 30, 2019, 2020 and 2021.

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
(*)

The VIEs entered into a sponsorship transfer agreement with Hailiang Investment to acquire 100% sponsorship of Jinhua Hailiang Foreign Language School on July 15, 2020, and acquired Feicheng Hailiang Foreign Language School from Hailiang Investment, 100% equity interests in Feicheng Education Investment on April 26, 2021. Since the Company, Jinhua Hailiang Foreign Language School, and Feicheng Hailiang Foreign Language School were under common control of Mr. Hailiang Feng, both before and after the acquisition and the control was not temporary, the transaction was accounted for as a business combination between entities under common control. Therefore, the numbers of students of fiscal year 2019 and fiscal year 2020 were also restated.

Affiliated schools are managed by the senior management and principals of each school. They meet on a regular basis to discuss major policy decisions, personnel changes, student recruitment, and operation adjustments; other meetings may be held from time to time to discuss safety, human resource, IT, and student management. We believe effective and timely exchange of knowledge and expertise among them ensures consistent quality in the group’s educational services and efficient management of schools.

Additionally, as of June 30, 2021, the group has provided operation and management services to 27 managed schools in the PRC that the group did not own or sponsor, either directly or through affiliated entities in the PRC. Due to the promulgation of 2021 Implementation Rules for Private Education Laws, commencing with fiscal year 2022, we have ceased providing operation and management services to the group’s managed schools sponsored by related parties, i.e., Xiantao No.1 Middle School and Nanrui Experimental School in order to comply with relevant laws and regulations. For more detailed information on the group’s managed schools, see “Item 4. Information on the Company – B. Business Overview –Services Provided to the group’s Managed Schools.”

Curriculum Education

Students enrolled in affiliated schools can choose between enrolling in affiliated schools’ basic educational program and international program. The key differences between affiliated schools’ basic educational programs and affiliated schools’ international program are as follows:

	Basic educational program	International program

Post-graduation plans	• Higher level education in the PRC	• Higher level education overseas

Coursework	• Government-mandated coursework	• Government-mandated coursework

	• Elective courses developed by affiliated school faculty	• Curricula with a focus on preparing students to study abroad, such as mandatory language courses and subjects addressed in A-levels courses, VCE courses, AP courses and IB courses

Examinations taken	• Gaokao (China’s standardized college entrance examination)	• In addition to Gaokao which is optional, examinations for purposes of entering into overseas universities and colleges, such as A-levels, VCE and related language tests

The tuition fee depends among a number of factors, including the schools and educational programs that the students are enrolled in, the level of the accommodation chosen by the students, and the students’ grade level.

As for managed schools, since the group provides operation and management services to these schools, such as educational, managerial, logistics, supporting and operational services, and the curriculum education offered at these schools are not part of the group’s products and hence, not ultimately determined by us, we have not included programs offered at the group’s managed schools hereunder.

Basic educational program

The basic educational program offered by affiliated schools are composed of compulsory courses required by the PRC regulatory authorities and a variety of elective courses to develop student interests, strength and comprehensive ability.

High school students in affiliated schools’ basic educational program generally prepare for and take Gaokao, a standardized annual admission test administered by local authorities at a provincial level and the result is critical in determining student admission into undergraduate programs in universities in China.

As of June 30, 2021, for continuing operations, affiliated schools offered approximately 392 courses. These courses include 14 compulsory courses, and a total of 377 elective courses in affiliated schools. The compulsory courses are guided by detailed and demanding government standards that specify what students should know and be able to do at the end of each school year. As for the course materials for affiliated schools’ basic educational program, affiliated schools primarily use materials designated by the governmental authorities while complementing materials designed by the group’s teachers based on their research and experience. The group’s elective courses are designed to develop the students’ interests, strength and comprehensive ability. Students can choose courses freely, such as career planning, baking, photography. Affiliated schools also offer characterized sports training services, including swimming, NBA Academy, fencing and shooting to enhance students’ physical health, and after-school courses based on the group’s students’ interest and demand, such as workshops for science competitions in middle school, promotion classes for building a solid foundation in high school, etc. Among these elective courses, affiliated schools have some school-based courses, which are based on the compulsory curriculum, and actively expands the courses that combine Hailiang Education’s characteristics, such as the Olympiad Competition courses, inventor courses, Chinese traditional culture courses.

In addition, affiliated schools offer an art educational program under basic educational program. The curricula for the art educational program are composed of compulsory courses required by the PRC regulatory authorities and a variety of art courses. Students enrolled in the art educational program generally prepare for and take Gaokao, Art Joint Examination and/or Art school-level examination. Apart from being able to apply for art universities, students in the art education program can also apply for a comprehensive university majoring in art.

Affiliated schools’ art educational program consists of art, music and media courses, with a variety of featured modules. For instance, art courses consist of sketch, watercolor painting, and other elective courses, such as art appreciation, calligraphy, and sculpture; music courses consist of singing, listening, vocal music, instrumental music, and other elective courses, such as music theory and music appreciation. Media courses consist of physique, performance, and other elective courses, such as broadcasting and hosting. In addition, affiliated schools offer a selection of specialized public courses to the entire student body to fully satisfy the diversified talent development, such as social morality, art literacy, and elegant life courses. The art education program offers students a turnkey development platform in art, music, media, dance, performance, and drama, which integrates art and culture education.

International program

In addition to the basic educational program offered by affiliated schools, students enrolled in affiliated schools can also elect to be placed into affiliated schools’ international program which is geared towards students who wish to study abroad. As most of the students in international program plan to study abroad after they graduate from high school programs, affiliated schools have designed affiliated schools’ international program to specifically address the needs of these students in terms of both language and academics. In high schools, affiliated schools offer A-level courses, VCE courses, AP courses and Canadian high school courses. In addition, affiliated schools obtained IB DP authorization in May 2021, and became a member of global IB school. PRC students in affiliated schools’ international program could also take courses required by the PRC regulatory authority and earn a PRC school diploma. Students can acquire the PRC graduation certificate after passing a graduation test upon completion of basic modules, and at the same time learn foreign languages to be better prepared for education abroad. For example, affiliated schools provide IELTS, TOEFL training courses, and other foreign language courses, including Korean, Japanese, and Spanish. Students who want to study in Japan, Korea, and Spain can take other foreign language tests instead of English in Gaokao and acquire an international certificate.

In addition to preparing Chinese students for studying abroad, affiliated schools also offer the HSK (Hanyu Shuiping Kaoshi) program for foreign students to learn Chinese at affiliated schools. In 1999, affiliated schools were authorized by the Zhejiang provincial government to accept foreign students for Chinese language studying. Foreign students may prepare and take the Chinese Proficiency Test administered by the Department of Education of the PRC and the Gaokao for admission to PRC universities. Affiliated schools’ HSK program offers a variety of academic and non-academic subjects featuring Chinese culture, such as Chinese History, Chinese Geography, Martial Arts and Chinese Painting and Calligraphy, with varied optional modules including guitar, piano, dance, handwork, ceramics, badminton, football and basketball. In addition, affiliated schools provide students with activities to practice the Chinese language and short trips each academic year. Affiliated schools have accumulated more than ten years of teaching experience in Affiliated schools’ HSK program. All of the group’s Chinese teachers have acquired the International Chinese Teacher Qualification Certificate issued by Education Commission of the PRC. In November 2019, Zhuji Hailiang Foreign Language High became an HSK test center certified by Hanban (“汉办”) of China, also known as the Office of Chinese Language Council International, originally called the China National Office for Teaching Chinese as a Foreign Language, established in 1987.

In January 2020, Zhuji Hailiang Foreign Language High started operating the International Student College, which was formally established and developed from the original HSK program into a separate college for international students. In the 2020 school year, in order to teach the group’s students in accordance with their aptitude, the International Students College continued to further accurately plan the curriculum system according to age, learning ability, and cognitive ability of the students. For international students interested in applying for Chinese domestic universities, the high school program offered at the International Student College offers them an academic track, preparing them for examinations, such as the HSK level test, necessary for applying for China’s top universities. For students interested in applying for international universities, the high school program offers IGCSE and A-Level courses designed to increase students’ competitiveness in applicant pools and prepare them to enter top universities in the world. In the fall semester of 2020, foreign students could not come to China due to the COVID-19 pandemic. The International Students College took several measures to reduce the adverse impact caused by the COVID-19 pandemic, including, re-arranging its orientation and enrollment direction in time to recruit overseas Chinese students from Italy, Spain, France and other countries, so as to expand a new market for overseas Chinese students. Profiting from this measure, the number of students in the International Students College has achieved a new breakthrough. As of June 30, 2021, the number of students enrolled in the International Students Institute has reached 107.

The group’s students

Student recruitment and admission

It has been 26 years since the group’s initial school was established. Affiliated schools are confident that with the improvement of our education quality, education brand and teaching ability, there may be more students attracted by affiliated schools in the future. Our target students are from families with medium to high levels of household income as well as students who want to study abroad after graduating from affiliated schools.

Due to the improvement of the academic results of affiliated schools, our recognized brand and social influence, we no longer send out our recruiters to most regions. Affiliated schools and programs are publicized through social media, teachers and educational staff’s promotion and parents’ recommendations. We encourage the group’s teachers and educational staff to actively participate in the recruitment process and offer incentive-based payments to employees who make a significant contribution to student recruitment.

As of June 30, 2021, for our continuing operations, affiliated schools had 6,023 students from Zhejiang province and 4,379 students from other regions in China. Affiliated schools also have 32 foreign students from 9 foreign countries.

Affiliated schools require applicants to high schools to meet certain minimum scores on the Zhongkao to ensure they have the necessary academic ability to succeed. In addition to academic requirements, the admission and entrance standards of affiliated schools are designed to identify those students who have strong desire to learn, passion for their areas of interest and ability to contribute to a positive classroom dynamic. In addition, the group launched a ‘Creative Talent’ project in December 2017 to recruit exceptional middle and high school students in China. In July 2018, the group also launched “The Belt and Road International Talents Program” to increase our efforts to recruit outstanding talents from disadvantage communities from countries along the Belt and Road to study in China. In August 2020, the group established the “Hailiang Top-notch Talent Training Academy,” featuring the cultivation of five discipline competitions and adhering to the training concept of “discovering talents and diversified cultivation,” and providing comprehensive training programs for talented students with expertise across the country, to help participating students seeking admission to prestigious universities.

Academic performance and educational results

We routinely monitor students’ progress in affiliated schools according to academic standards. The group set the group’s standards and instructional programs based on international, national and local standards published by the regulatory authorities. We believe students are well prepared for international tests, such as A-level and VCE, and national and provincial tests, such as Gaokao and Zhongkao. We require the group’s teachers to regularly evaluate their students and set specific goals for them. The group’s students take all standardized tests required by international, provincial and local authorities, and the group also administrates/manages the group’s own annual tests calibrated to the group’s academic standards. The group’s students have achieved outstanding academic performance, as measured by these external assessments. For example, over 97.0% of the group’s students from affiliated schools in the 2022 graduate classes passed the Joint Graduation Exam, an annual provincial test administered to each graduating class.

For the 2020/2021 Gaokao, 2,458 students from affiliated schools surpassed admission cut-off of universities and colleges, and 212 students were admitted into dual first-class universities, among which, eight students were admitted to Peking University and Tsinghua University, and 17 students were admitted to top-tier domestic universities such as Shanghai Jiao Tong University through the 2021 “strengthening basic disciplines plan” and “the trinity system”, and the group’s students of grade two in high school were admitted into the “Innovation Experimental Class” of the Junior Class of the University of Science and Technology of China with strict selection and excellent college entrance examination results in the Gaokao. Furthermore, the group’s students from Zhejiang Zhuji Hailiang High School of Art also made outstanding achievements in university entrance examinations for art students. For example, two students received the admission of the China Academy of Art, one received the admission of the Central Academy of Drama, and others also received admissions from Xiamen University, Chongqing University and other first-class universities.

In the 2021 graduating classes of affiliated schools’ international program from affiliated schools, 323 students applied for overseas universities, among which 261 students have received offers, 40% of these students received offers from global top 100 universities, such as University College London and University of Edinburgh. For Hailiang Foreign Languages School, 87% of the graduates received offers from global top 100 universities, 60% of these students were admitted to global top 30 universities, and 7% were admitted to global top 10 universities. It is worth mentioning that 100% of students in the 2021 graduating class of A-level courses in Hailiang Foreign Languages School have been admitted to global top 100 universities. These universities include University College London, The University of Edinburgh, The University of Melbourne, or The University of Manchester, among others. In addition, students in Affiliated schools’ HSK program achieved outstanding academic performance. They received admission notices from top domestic universities, such as Peking University, Fudan University, Shanghai Jiao Tong University, Renmin University of China, Zhejiang University, Nanjing University, and Tongji University. This is the second time the group’s students were admitted to Peking University and Renmin University of China since this program was founded. The group’s middle schools, which provides compulsory education from grade 7 to 9, have always been one of the popular choices for local parents.

Students from affiliated schools have also achieved excellent results in various academic competitions at the international, national and provincial levels, including competitions in mathematics, geography, physics, chemistry, biology and computer science. In the 2020/2021 school year, the group’s students won more than 200 provincial, national, and international level academic competition awards. For example, the group’s students won one gold medal in 2021 international Asian and Pacific Informatics Olympic Competition (international level), four gold medals and one bronze medal in the 2020 Chinese Mathematical Olympiad (national level), one gold medal, two bronze medals, and two silver medals in the Second National Middle School Students Geoscience Competition of “Hailiang Cup” (national level), one silver medal in the 2020 37th National Middle School Physics Competition Finals (national level), and four silver medals and one bronze medal in the 2021 38th National Youth Informatics Olympiad (national level). We value the group’s students’ mental and physical health, demonstrated by multiple physicals activate offered by the group and our principle of encouraging students to participate in athletic contests. In the 2020/2021 school year, the group’s students won the championship of the 2020 National U15 Basketball Championship Finals (national level), and won 1 first place and 4 second places in different swimming categories in the 2021 Chinese Middle School Students Swimming Challenge (Jinjiang Station) (national level). The group’s students also won the National Second Prize of the 2020 “Luohe Cup” National Youth U-series 7-a-side Rugby Championship (national level).

Student retention

Pursuant to the relevant laws and policies, eligible students can apply for admission to enroll in affiliated schools. With the improving recognition of our educational quality and brand reputation, we may continue to attract more students with outstanding academic achievements or excellent comprehensive quality to enroll in affiliated schools.

From time to time, students may experience declining academic performance. The group’s teachers provide advice and assistance to students on academic and personal matters, and provide additional practice materials and guidance to students with academic difficulties and to maximize student retention. the group’s average net annual student retention rate for all students, which measures the percentage of students enrolled at the beginning of the year who move on to the next grade level, was approximately 92.1% for the 2018/2019 school year, 91.7% for the 2019/2020 school year, and 94.4% for the 2020/2021 school year.

The group’s teachers

Affiliated schools seek to hire teachers and educational staff that hold the required academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance. As of June 30, 2021, for our continuing operations, the number of the group’s teachers and educational staff in affiliated schools reached 948, and approximately 16.1% of the group’s teachers and educational staff hold a master’s degrees or above.

The group has built a team of experienced teachers with an average of over five years of educational experience for affiliated schools. The group also requires teachers in affiliated schools to possess the qualifications required by PRC regulatory authorities. As of June 30, 2021, for our continuing operations, 6 of the group’s teachers and educational staff were recognized as “Exceptional Teachers” (特级教师), a national award given by the MOE to teachers who have made significant contributions to their schools and profession. In addition, affiliated schools have 15 golden Olympiad competition training coaches, and 144 teachers with masters or doctoral degrees. And for our continuing operations, affiliated schools had 15 full-time foreign teachers, approximately 26.7% of whom hold master’s degrees or above, and they come from 7countries, contributing to an international environment that inspires the group’s students with multiple cultures. They are staffed interchangeably in respective schools and mainly teach foreign languages including English, Japan, Korean, and French, A-level subjects including music, and art. Depending on the service agreements, the group provides teacher recruitment counseling services and/or hire teachers on behalf of the group’s managed schools.

The following table lists information about the group’s teachers and educational staff from affiliated schools at each school and each educational program as of June 30, 2021.

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

Affiliated schools are staffed with three levels of teachers and educational staff: senior teachers, mid-level teachers and junior teachers. Senior teachers are outstanding teachers chosen by affiliated schools, with the most advanced K-12 teacher’s qualification available in China. Mid-level teachers are teachers with nationally-qualified first-degree teaching qualifications. Junior teachers are teachers with nationally-qualified second- and third-degree teaching qualifications. We believe this three-tier seniority system provides an attractive career path and allows new teachers to be mentored by more experienced teachers. As of June 30, 2021, for our continuing operations, the group’s team of teachers and educational staff in affiliated schools consist of 85 senior teachers, 215 mid-level teachers and 384 junior teachers.

It is crucial for us to maintain a robust group of distinguished teachers and managements for us to improve education quality and expand our scale. The group follows a specific process for faculty hiring which the group has developed over the years. The recruitment of school principals and managements mainly relies on headhunting, internal resource recommendation and campus recruitment. The group will conduct multiple rounds of interviews for candidates through professional interviewers and executives, and focus on investigating whether candidates have a broad international vision, outstanding educational achievements, leadership skills, and management experience. The recruitment of teachers is conducted through professional teacher recruitment websites and campus recruitment. Teachers are assessed through a series of hiring procedures, including, without limitation, written examination, interviews, mock lectures, expertise in their specific subject areas, ability assessment (IBA), and psychological risk evaluation. The group expects teachers to have or will develop excellent communication and teaching skills, the ability to mentor other teachers and the ability to develop innovative curriculum. As of June 30, 2021, for our continuing operations, the group had 203 teachers and managements graduated from dual first-class universities, 17 of which were from Tsinghua University and Peking University.

The group launched in-depth school-enterprise cooperative relationships with many universities in China, allowing us to invite outstanding university graduates to intern at affiliated schools, and attempt to recruit those who show outstanding performance during the internship. In addition, The group launched the “Full Life Cycle Talent Training Plan” in fiscal year 2021 to establish an integrated pre-talent training system and supporting courses. The group has cooperated with Beijing Normal University, Nanjing University and other top-tier universities to set up the “Hailiang College,” to provide enterprise courses in such universities to ensure that the candidates will be qualified “employees for Hailiang Education” after graduation. The group also has the recommendation policy that encourages the group’s educational staff to recommend excellent teachers and offer reward accordingly. Moreover, The group has achieved remarkable results in deepening the reward system of internal recommendation for outstanding employees. The group’s faculty members are encouraged to utilize their own social resources to recommend principals and teachers to us, contributing to the rapid development of Hailiang Education. In the post-pandemic era, The group expects to utilize technology with the “contactless” recruitment, to seek excellent talent.

The group has established a comprehensive training and management system for the group’s staff. For new teachers, the group will develop teachers’ evaluation tools according to the laws regarding professional development of teachers, and set teachers’ training goals and arrange for them to undergo a training program consisting of teaching skills and techniques. For The group’s current in-service teachers, the group offer continued professional knowledge and skills training designed to improve teaching ability and educational creativity. In the 2020 school year, the group established the professional rank and title system of Hailiang Education teachers, to foster the group’s teachers’ professional growth and satisfaction.

Hailiang Education Cadre Army Academy (“Cadre Army Academy”) was founded in April 2019 to strengthen the training and cultivation of The group’s management team. The group’s experienced tutors have implemented personalized and targeted trainings, developed online and offline training projects. The training projects include both practical activities and theoretical studies. The practical activities include school operations simulation, and theoretical studies include star teacher lectures, management standard learning, value sharing, micro salon, and management research, etc. In addition, the group launched a post secondment system to help The group’s management staff to obtain experience. As of June 30, 2021, 86 middle-level managers, 22 vice president-level cadres, 10 principal-level cadres, and 22 cadres for secondment benefited from The group’s training projects and secondment system.

In August 2019, the group further established the Hailiang Education Excellent Teacher Development Academy (“Excellent Teacher Development Academy”) to improve the group’s teachers’ teaching and researching capability through initiatives such as mentor-apprentice pairing model and trainees’ three-year planning. Since December 2020, the Excellent Teacher Development Academy has successively held “Exceptional Teacher Incubation Camp” and “Seminars for Excellent Teachers of Mental Health education”. As of June 30, 2021, the Excellent Teacher Development Academy has in total 41 mentors, including 15 external mentors and a total of 89 selected trainees, including 32 new trainees. Mentors and trainees from the Excellent Teacher Development Academy won the first prize of Zhuji city level or above in the municipal excellent course, project and paper competitions for 37 times. Mentors and trainees have published 6 textbooks or monographs and have published more than hundreds of papers in various journals.

We emphasize the professionalism of the group’s teachers, thereby providing them with a wide platform and comfortable living environments. Teachers can be promoted through improvement of management and professional skills. We encourage the group’s newly hired teachers to split their time between work and study, allowing them time for their development. Teachers that have taught in Hailiang for a certain time receive the opportunity to study abroad, work on research materials and enhance their professional skills. The group has a competitive compensation package. The group’s teachers’ salary increased by 7.7% in 2021. In addition, the group offers a variety of bonuses, subsidies and welfare to increase the group’s teachers’ enthusiasm and initiative. The group conduct monthly evaluations of the group’s teachers’ performance, set workload management systems, clear targets, and form a transparent, well-organized, fair, and just system to ensure the stability of the group’s teaching team. The group also pays for health insurance for the group’s teachers, and provide for paid vacation, free accommodation and other benefits. In the 2019 school year, the group worked with Ping An Insurance of China to jointly create an “Excellent Teacher Welfare Guarantee Plan” for benchmarking public schools, targeting outstanding teachers and other employees who have made special contributions to the company. In the 2020 school year, 94 outstanding teachers and other employees who have made special contributions to the Company have joined the plan, so that they can enjoy pensions and medical insurance equal to or better than that of public teachers. We expect that more employees will join the plan each year.

Each year, the group has to terminate teachers and educational staff who do not meet our teaching standards. The group’s teacher retention rates, as of June 30, 2019, 2020 and 2021 were 93.3% 88.8%, and 87.6% respectively.

Services Provided to the Group’s Managed Schools

In the process of implementing our asset-light strategy, the group may provide a wide range of services, as needed, to public and private schools, including but not limited to, educational, managerial, logistics, supporting and operational services. The group does not own or sponsor the group’s managed schools; such schools are owned or sponsored by our related parties, Hailiang Group or Hailiang Investment, and local governments. Instead, the group provides services to such schools in exchange for a management fee or service fee. As of June 30, 2021, the group provided various services to 27 managed schools, with an aggregate of approximately 43,897 students. For the fiscal year ended June 30, 2021, operation and management services the group provided to managed schools including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. The group may provide additional services in the future, as needed, to the group’s managed schools. Due to the promulgation of 2021 Implementation Rules for Private Education Laws, commencing with fiscal year 2022, the group has ceased providing operation and management services to the group’s managed schools sponsored by related parties, i.e., Xiantao No.1 Middle School and Nanrui Experimental School in order to comply with relevant laws and regulations. For further details, refer to “Item 4. Information on the Company–B. Business–Regulations on Private Education–2016 Private Education Law and the 2021 Implementation Rules for Private Education Laws.”

On January 1, 2018, the group entered into service agreements with the following schools Jiulixianghucheng Kindergarten, Nanchang Baishu Angel City & Fenghuang Kindergarten, Nanchang Foreign Language Jiulixianghucheng School, Nanchang Foreign Language Gaoxin School, Nanchang Maqiu Senior Middle School, Nanchang Baishu School, Yichun Baishu Foreign Language School, Yichun Baishu Foreign Language School Xuefulu Campus, Yichun Baishu Angel City&Bilingual Kindergarten, Yichun Baishu Angel City&Bilingual Kindergarten Xuefulu Campus, Nanchang Baishu Xingfu Shiguang Kindergarten. On May 1, 2018, the group entered into service agreements with Nanchang Hualian Foreign Language Experimental School, Nanchang Xihu District Baishu Education Group Teaching Staff Kindergarten and Jingdezhen Baishu School. On December 25, 2018, the group entered into a service agreement with Nanchang East Lake Sijihuacheng Kindergarten. On September 30, 2019, the group entered into a master management service agreement for a term of 5 years with these 15 Baishu Schools, which replaced and terminated the previous agreements the group entered with them. Pursuant to the agreement, the group receives management fees based upon the provision of services related to education, management and logistics. As of June 30, 2021, 15 Baishu Schools have approximately 21,567 students and 1,348 teachers in total, offering kindergarten, primary, middle and high school programs.

On April 1, 2018, the group entered into a service agreement with Xiantao No.1 Middle School (the “Xiantao School”) in Hubei province, China. Pursuant to such agreement, the group receives management fees based upon the provision of operation and management services, including, but not limited to services related to human resources, financial management and information technology. Founded in 1958, with an area of about 378,666 square meters, Xiantao School is a private school that provides middle and high school education required by the PRC regulatory authority in Xiantao City, Hubei Province. In the 2020/2021 school year, the total number of students reached 7,878 and the number of teachers was 453. The tuition fee is approximately 13,960 RMB per year.

On April 1, 2018, the group entered into a service agreement (the “NanRui Agreement”) with Nanrui Experimental School in Xinchang County (the “NanRui School”). Pursuant to the NanRui Agreement, the group receives management fees based upon the provision of operation and management services, including, but not limited to services related to human resources, financial management and information technology. Founded in 2004, with an area of about 50,000 square meters, Nanrui School is a non-profit private school that provides compulsory education required by the PRC regulatory authority in Xinchang County, Zhejiang Province. In the 2020/2021 school year, the total number of students in such school is approximately 2,740, and the number of teachers is approximately 226. The tuition fee ranges from 20,000 RMB to 37,000 RMB annually.

On August 28, 2018, the group entered into a cooperation agreement with the Education Bureau of Binjiang district in Hangzhou for a term of six years. Pursuant to the cooperation agreement, the group provides operation and management services to two existing public schools, Hangzhou Chunhui Primary School and Hangzhou Xixing Middle School. Due to the adjustment of the development and operating strategy of Hangzhou Xixing Middle School by the Education Bureau of Binjiang district, the group terminated the cooperation agreement with Hangzhou Xixing Middle School in fiscal 2021. As of June 30, 2021, there were 794 students enrolled in Hangzhou Chunhui Primary School.

On October 10, 2018, the group entered into a service agreement with Jinhua Hailiang Foreign Language School in Jinhua City. Pursuant to such agreement, the group received management fees based upon the provision of operation and management services, including, but not limited to services related to human resources, financial management and information technology. Jinhua Hailiang Foreign Language School is a non-profit private school that provides compulsory education required by the PRC regulatory authority. The campus of

Jinhua Hailiang Foreign Language School covers an area of approximately 13 acres. On July 15, 2020, the group entered into a sponsorship transfer agreement with Hailiang Investment to acquire 100% sponsorship of Jinhua Hailiang Foreign Language School, terminating the service agreement. On September 16, 2020, the group obtained the relevant administrative approval and completed all the required process to obtain the sponsorship of the school.

On October 10, 2018, the group entered into a cooperation agreement for a term of ten years with the Education Bureau of Xiaoshan District, City of Hangzhou, National Tourism Resort Management Committee of Xianghu, Zhejiang Province, and Xianghu Travel Holding Company. Pursuant to the partnership program, Hailiang Investment is to be the sponsor and legal operator of one new school located in Xianghu, and the group started to provide operation and management services at the beginning of 2019 to three existing public schools located in Wenyan District, Hangzhou City, namely the Wenyan Primary School, Wenyan No. 2 Primary School, and Wenyan Middle School. As of June 30, 2021, these three schools had an aggregate of 3,824 enrolled students.

On October 10, 2018, the group entered into a service agreement with Feicheng Hailiang Foreign Language School in Feicheng City. Pursuant to such agreement, the group receives management fees based upon the provision of operation and management services, including, but not limited to services related to human resources, financial management and information technology. Feicheng Hailiang Foreign Language School is a non-profit private school that provides primary, middle and high school education required by the PRC regulatory authority. On April 26, 2021, the group acquired from our affiliate, Hailiang Investment, 100% equity interests in Feicheng Education Investment. Feicheng Education Investment has been the sole sponsor of Feicheng Foreign Language since 2018. On April 26, 2021, the group obtained the relevant administrative approval and completed the required process to obtain the sponsorship of the school.

On April 28, 2019, the group entered into logistics service agreements with Hailiang Kindergarten, Zhuji Hailiang Jinshan Kindergarten and Tianma Kindergarten, respectively. Zhuji Hailiang Preschool Education Investment Co., Ltd., a related party ultimately controlled by Mr. Feng, along with its subsidiaries, are sponsors of these three kindergartens. These agreements are renewable annually and are currently in effect.

On July 9, 2019, the group entered into a cooperation agreement for a term of ten years with the Education Bureau of Sihong County of Jiangsu Province to manage and operate Sihong Second Experimental School. Sihong Second Experimental School is a public school and provides a basic education program ranging from primary to middle school classes. As of June 30, 2021, there were 4,401 students enrolled in Sihong Second Experimental School.

On January 12, 2020, the group entered into a cooperation agreement for a term of ten years with the Management Committee of Suqian Economic and Technological Development District of Jiangsu Province National Development District, pursuant to which the Company acquired the right to manage and operate two public schools named Xiamen Road School and Fumin Avenue School. These two schools have composed of primary and middle school programs. As of June 30, 2021, these two schools had an aggregate of 1,785 enrolled students.

On August 21, 2021, the group entered into a cooperation agreement for a term of five years with the Education Bureau of Longkou City of Shandong Province to manage and operate Longkou No.1 Middle School (Chongshi Department) (West Campus) (“Chongshi Department”), beginning September 1, 2021. Longkou No.1 Middle School is one of the earliest public secondary schools in the Jiaodong area, with over a century of history. Chongshi Department is a high school department established by Longkou No.1 Middle School in 2013 to practice the “small class” strategy and implement the “individualizing” teaching model.

On August 28, 2021, the group entered into a management agreement for a term of six years with the Education Bureau of Jingdong Yi Autonomous County of Pu’er City of Yunnan Province to manage and operate Jingdong Yi Autonomous County No.1 Middle School, beginning September 1, 2021. Founded in 1924, Jingdong Jingdong Yi Autonomous County No.1 Middle School is a public school with a long cultural legacy and includes a middle school department and a high school department.

For further details of the capacity of these managed schools, please refer to the “Item 4. Information on the Company—C. Organizational Structure.”

Ancillary Educational Services

The group also provides ancillary educational services, including well-rounded education services and academic subject tutoring services, study trip services and overseas study consulting services, with the objective of improving the learning experience and advancing academic outcomes for students enrolled in both affiliated and managed schools.

Well-rounded Education Services and Academic Subject Tutoring Services

With the aim of offering quality education services both on- and after-class, the group provides well-rounded education services and academic subject tutoring services in China. Well-rounded education services provide the group’s students with one-stop education solutions, such as after-school care and the promotion and expansion of students’ overall quality. In addition, we have set up international headquarters in Singapore, facing Southeast Asia, Europe and countries along the “Belt and Road”, expecting to integrate Chinese and international education resources to expand our footprints overseas through mergers and acquisitions and endogenous growth. For the 2020/2021 school year, the group has provided well-rounded education services and academic subject tutoring services to 131,832 student attendances. On October 9, 2021, the group spined off academic subject tutoring business by selling 100% of the equity interest of Hailiang Mingyou Future (Zhejiang) Education Technology Co., Ltd., due to the promulgation of “The Opinion on Further Easing the Workload and Burden of After-school Tutoring for Students in Compulsory Education”. For further details, refer to “Item 4. Information on the Company– A. History and Development of the Company”.

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

Overseas Study Consulting Services

Overseas study consulting services focus on providing a full range of guidance services for the group’s students. It aims to provide high school students with consulting and planning services for applying to enter the universities, including services such as, pre-planning, admission and visa application, and overseas placement. the group also provides one-to-one personalized overseas study consulting services, including background evaluation, studying abroad plan customization, professional assessment, background improvement, application and other services, so as to help high school graduates to apply for admission to global universities. For the 2020/2021 school year, the group provided overseas study consulting services to 1,412 students.

During the spread of the COVID-19 pandemic, the group’s overseas study consulting business segments have deployed multiple channels for further studies. For example, the group successfully introduced Sino-foreign cooperative education programs that have been approved by national MOE from well-known domestic universities, such as Xi’an Jiaotong-Liverpool University 4+0 program, University of Shanghai for Science and Technology Sino-British International College 4+0 program, Jimei University and U.S. Cook University 4+0 program, etc. By introducing these Sino-foreign cooperative education programs, the group provides the group’s students with alternatives to study abroad during the pandemic. Compared with last year, more students have chosen to study in China for the Sino-foreign cooperative education programs and to postpone their overseas study plans.

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

Study Trip Services

The group’s study trip business segment strives to create holistic education courses and high-quality study trip activities by focusing on study trips and camping. Relying on our international campsites and collaborations with diverse universities and colleges, the group operates study trip programs in more than 30 countries, such as UK, U.S. and Australia, and several provinces in China. The group offers the group’s students the opportunities to visit reputable foreign universities and experience local culture. To date, the group has provided more than 200 study trips and camp programs, operated domestically and globally, to the group’s students. For the 2020/2021 school year, 46,991 student attendances have participated in study trips and camp education.

Due to the COVID-19 pandemic, the operation of international study trips has been restricted. For this reason, the group has increased our investment in domestic camp education programs, which has laid a foundation for the diversification of the Company’s business. From January to March 2021, the group has successively entered into strategic cooperation framework agreements with camping companies to conduct Hongzehu Camp in Jiangsu Province, the Xianghu Camp in Zhejiang Province and the Xiazhu Lake Camp in Zhejiang Province, utilizing the advantages of the Company and those camping companies to develop personalized high-quality education courses during the camping.

At the same time, the group carries out brand promotions, government linkage and other activities to comprehensively enhance the competitiveness of the group’s study trip brand and the popularity of these camp brands.

On August 2, 2018, Zhejiang Mingxin International Travel was incorporated as Hailiang Management’s wholly owned subsidiary and is mainly engaged in the provision of international and domestic study trip services for students enrolled in both the affiliated and managed schools.

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

Hailiang Education Park

Hailiang Investment, a company controlled by our ultimate controlling shareholder, Mr. Feng, has completed the construction of the Hailiang Education Park, which has a total site area of approximately 850,000 square meters (9,149,323.85 square feet) and a floor area of approximately 550,000 square meters (5,920,150.73 square feet). Hailiang Education Park commenced operation in September 2015, and over 11,000 students and 900 teachers began classes on the new campus at the start of the school year on September 7, 2015. In September 2015, Zhejiang Zhuji Hailiang Foreign Language School and selected programs from Zhejiang Zhuji Tianma Experimental School and Zhejiang Zhuji Hailiang Experimental High School relocated to the Hailiang Education Park. Zhejiang Zhuji Tianma Experimental School’s, and Zhejiang Zhuji Hailiang Experimental High School’s, remaining programs continue to operate on their existing respective campuses. As of June 30, 2021, for our continuing operations, affiliated schools and subsidiaries operating in Hailiang Education Park were (i) Zhejiang Zhuji Hailiang Senior Middle School, (ii) Zhuji Hailiang Foreign Language High, (iii) Hailiang After-School, (iv) Zhuji Hailiang Logistics, (v) Hailiang Sports, and (vi) Zhuji Nianxin Lake Hotel, (vii) Hailiang Mingxin.

Hailiang Education Park has six educational buildings, one administrative building, six dining halls, six track fields, one landmark tower, one school hospital, 20 student dormitory buildings and 10 dormitory buildings for teachers and staff. In addition, there is a multi-function sports center with basketball courts, an indoor swimming pool, a student activity center, and a hotel that not only provides convenience for students and parents, but also operates publicly. Hailiang Education Park is designed to accommodate a maximum of 12,000 students and 2,000 teachers. The school facility contains a number of modern and distinctive buildings such as the main administration and educational building, the landmark tower, and the new kindergarten department building with a distinctive trumpet shell-shaped architectural design. In September 2018, a license plate identification and facial recognition system was installed and activated on the three main gates of Hailiang Education Park in order to improve security. In June 2020, the group fully launched the safety management system to trace the results of safety checking and follow-up solutions. In June 2020, the school-bus line system was launched to optimize the shuttle route and upgrade the shuttle mode. In December 2020, the group launched the emergency command center, which aims to establish an intelligent command system that integrates emergency handling, real-time monitoring of hidden danger areas, and multi-point synchronization inspections, and becomes the nerve center for the overall coordination and command of the safety management of schools in various places.

On April 28, 2019, the group entered into eight new lease agreements with Hailiang Investment regarding Hailiang Education Park, in order to allocate lease fees to the respective schools and subsidiaries according to their used gross floor area. The term of the lease is for nineteen years from July 1, 2018 and the rental fee in the first year was RMB22.3 million and is subject to a 5% annual increase from fiscal year 2020 to 2022. The rental fees commencing from the fiscal year 2023 will be subject to further negotiation between the Company and Hailiang Investment. For continuing operations, the leases cover the properties and facilities of Hailiang Education Park with a total combined gross floor area of approximately 367,856 square meters.

On September 6, 2019, affiliated schools and subsidiaries entered into eight Supplemental Agreements with Hailiang Investment respectively, effective as of July 1, 2019, regarding Hailiang Education Park, pursuant to which eight affiliated schools and subsidiaries prepaid the rental fee for the remaining 18 years within 30 days from the date of agreements.

There are certain risks associated with utilization of the Hailiang Education Park. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Group’s Business and Industry—There are risks associated with our use of the Hailiang Education Park.”

Innovations and Education Technology

Continuous and high-quality research and development capabilities are the foundations and driving forces for us to provide high-quality educational services. Therefore, the group has invested a lot of resources to develop education technology to establish the “smart campus” and “smart classroom,” to improve education quality and management efficiency. Based on the cooperation with Hailiang Education Research Institute, a related party controlled by Mr. Feng, the group developed various education technology products and courses. The group established the “Hailiang Education Smart Campus Global Alliance” project in fiscal year 2021, and have entered into agreements with Hikvision and Ruijie Networks to jointly develop the construction of the “Smart Campus System.”

The idea of establishing the smart campus is to make affiliated schools smarter, safer, and more efficient. In fiscal year 2021, the group has integrated the smart campus project into student management, security management, fee management, etc. For example, the group utilized the technology of IOT (“Internet of Things”) to integrate students’ attendance and morning health check-ups, and realized that one check-up can simultaneously generate both attendance and health data, which improves staff efficiency, and ensures students’ health and safety. The group has established a one-stop registration fee system to help school administrators improve work efficiency and to help improve the group’s students’ parents’ admission experience. The Company’s logistics and supply chain departments also carried out systematic information construction this fiscal year. The group has built a new catering service system to help canteens with menus, food processing, and nutrition analysis issues. The safety management system has strengthened the safety of students at school. The group purchased an SRM procurement management platform to increase supply chain efficiency. In addition, in order to promote a harmonious home-school co-education environment for all schools of Hailiang Education, the group focused on building and launching the Home-School Co-education Platform (“Hai Home-School”), which aims to guide students and parents in establishing a smart home education system, by regulating home-school communications and enriching applications in the Hai Home-School. Through the gradual construction of Smart Campus System, the group has increased the satisfaction of faculty, students and parents with the education service system, and maintained a good campus brand image.

Establishing a smart classroom will help young teachers quickly improve the quality of teaching and students improve learning efficiency. The smart classroom will enable us to render high-quality educational resources to the group’s students in different regions, and to protect the company’s intellectual property. In order to improve the efficiency of selecting test questions, automatically correct answering results, and efficiently analyze students’ academic performance, the group has developed a Cloud Exercise databased application that can provide a personalized teaching plan for each student. The group has also invested a lot of resources in education standardization to support teaching activities. The group has cooperated with Hailiang Education Research Institute to develop the “Star Classroom” and the “Star Teacher Training”. The “Star Classroom” platform is based on improving the quality and efficiency of teacher preparation and teaching. It gathers experienced teachers to jointly develop the courseware of the main subjects of all teaching grades. Through the guidance of famous teacher resources and the creation of teacher personalized content, it helps teachers to prepare and teach easily in one stop. The “Star Teacher Training” platform builds a teacher training system by providing comprehensive, systematic and targeted teacher development plans and teacher training courses, helping new teachers grow quickly, achieving cascading development of backbone teachers, and training top-level educational experts.

We believe that excellent education services are the basis for Hailiang Education to further develop while offering high-quality education services. Therefore, we will continue to invest a substantial amount of resources in educational technology, to improve the group’s educational services through educational technology, and to build on such competitive advantage.

Growth Strategies

Our goal is to strengthen our position as a premiere education and management services provider in China’s private education market. The group intend to leverage our market position and brand in pursuing the following strategies:

●	Focus on the asset-light model, continue to expedite the expansion of affiliated school network, especially the group’s managed schools, through providing operation and management services to public and private schools in rural areas;

●	Continuously invest resources to attract, cultivate and retain teaching and management talents, utilizing our “Invigorating Education with Talents” strategy;
●	Continuously invest in the application of educational science and technology to support the rapid and high-quality asset-light expansion utilizing our “Revitalizing Education through Technology” strategy”;
●	Diversify business model, and increase the proportion of ancillary educational services; and
●	Steady promotion of our international expansion efforts, to build a global education group.

Competition

According to the Ministry of Education of the PRC, the total number of student enrollments in private K-12 education in China has increased steadily, from 40.1 million in 2016 to 44.6 million in 2020. The proportion of students in private K-12 schools against the total number of students in K-12 schools increased slightly from 17.7% in 2016 to 18.1% in 2020. The private K-12 education market in China is highly fragmented, competitive, and relatively small. Positioned as an education and management service provider, offering K-12 student management services and high school curriculum education services, operation and management services, and ancillary educational services, we may face competitions from other public and private high schools, ancillary education services providers, and other relevant education institutions. We expect competition to persist and intensify. However, we believe that we are able to compete effectively because of our strong brand recognition, quality teaching team, outstanding academic and well-rounded performance, and premiere services. However, some of our existing and potential competitors, especially public schools, may have access to resources that we do not have. Some of these competitors, particularly public schools, have governmental support in forms of government subsidies and other payments or fee reductions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Group’s Business and Industry—the group faces significant competition and the group may fail to compete effectively.”

Marketing

We selectively and systematically employ a variety of marketing tools to enhance the brand recognition of the school programs offered by affiliated schools. We intend to establish a standard corporate identity across all affiliated schools. We take measures to increase word-of-mouth referrals, which are critical in attracting new students and building our brand. We advertise in media and organize various promotional events, recruitment fairs and workshops to assist students and families to better understand our service and enhance our brand.

Referrals. Word-of-mouth referrals by former and current students and their families have historically been a significant source of student enrollment. In particular, recommendations made by the group’s middle and high school graduates who have been successful in the Zhongkao or Gaokao or were admitted into overseas educational institutions are particularly persuasive for prospective students. We actively work with the group’s alumni and current students to encourage them to recommend the group’s programs to potential students. We believe that affiliated schools’ student enrollment will continue to benefit from referrals from the group’s extensive network of alumni and their families, many of whom have enjoyed pleasant and satisfactory learning experiences and achieved their study goals at affiliated schools.

Promotional events. From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for the group’s prospective students to learn more about our services and programs and meet the group’s teachers and staff. We also organize events specifically for affiliated schools’ international program so that prospective students interested in studying abroad can meet with teachers and recruiting personnel from overseas institutions and learn more about affiliated schools’ international program. Our promotional events included visits from Kawhi Leonard, NBA player, visit of The Yale Alley Cat, a world-renowned all-men a cappella singing group from Yale University, an environment-protection speech by Nobel Peace Prize winner Mr. Rajendra Shende, a visit and speech by Dr. Robert Easton, Executive Vice Principal of the University of Oxford, a visit and speech by an astronomy professor the University of Oxford, the host of China National Education Development Summit Forum, and visits of delegations from the Indonesian Islamic University Student Union and French students, as well as holding campus experience days and other activities. In addition, in September 2020, the 25th anniversary celebration of Hailiang Management was held in Zhuji Hailiang Education Park. The experts and scholars from 15 universities, such as Peking University and Zhejiang University, as well as hundreds of Hailiang alumni from all over the world and Hailiang education teachers and students, celebrated this anniversary and participated in the grand ceremony together. Furthermore, we innovated the idea of organizing events. In the 25th anniversary celebration, 3,118 teachers and students successfully challenged the Guinness World Records of “the most people holding the abdominal plank position simultaneously.”

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

Employees

The group had 4,183, 4,164 and 5,171 employees as of June 30, 2019, 2020 and 2021, respectively. As of June 30, 2021, for continuing operations, the group had 2,252 employees. The majority of the group’s employees is full-time and has signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff for affiliated schools, the group also have employees in marketing, information technology and general administration who provide services to both affiliated schools and the group’s managed schools. As of June 30, 2021, depending on the service agreements with the group’s managed schools, the group also provides teacher recruitment counseling services and/or hire teachers on behalf of the group’s managed schools. The following table sets forth the numbers of the group’s employees, categorized by function as of June 30, 2021.

	Employees of Continuing	Total Employees of Continuing and
	operations	Discounted Operations
Teachers and educational staff	948	2,591
Cafeteria and dining hall staff	390	764
Student living staff	188	684
Security and safety staff	71	100
Administrative staff	433	684
Other staff	222	348
Total	2,252	5,171

As required by PRC laws and regulations, the group participates in various employee social security plans for the group’s employees that are administered by local governments, including housing pension, medical insurance and unemployment insurance. The group compensates the group’s employees with base salaries as well as performance-based bonuses. None of the group’s employees are represented by any collective bargaining arrangements, and the group considers relations with employees to be good.

Intellectual Property

To protect the group’s intellectual properties, we rely on a combination of trademark, copyright and trade secret laws. Affiliated schools hold copyrights to various course materials that have been developed internally and provide a basis for improving the quality of the group’s educational services. Generally, the group requires most of the group’s teachers to devote certain portion of their time into the development of course and teaching materials, essays, education research, and publications. The group’s strategic plan calls for continued and extensive investment in maintaining and expanding these assets. From time to time, the group is required to obtain licenses with respect to course materials owned by third parties for the group’s educational services, in particular for affiliated schools’ international program which requires foreign-language educational materials.

In addition, the group has registered 17 domain names with the China Internet Network Information Center, such as www.hailiangedu.com, or en.hailiangedu.com. The group has registered the Hailiang Education trademark in the PRC.

Insurance

We maintain various insurance policies designed to safeguard against risks and unexpected events. The group maintains insurance to cover students’ and teachers’ medical expenses for injuries they might sustain at affiliated school. The group also maintains insurance to cover the group’s liability, should any injuries occur at affiliated schools. In addition, The group maintains property insurance for affiliated school facilities and vehicles. We do not maintain business interruption insurance, product liability insurance or key-man life insurance. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Group’s Business and Industry—We have limited insurance coverage with respect to the group’s business and operations.” We consider our insurance coverage to be in line with that of other private K-12 education providers of a similar scale in China.

Legal Proceedings

On May 21, 2019, the VIEs filed a lawsuit in the People’s Court of Zhuji City of China against Ronghuai Education Group and Zhuji Ronghuai School (collectively, “Ronghuai”), asserting claims of infringement of registered trademarks and unfair competition under the Trademark Law and Anti-Unfair Competition Law of the PRC (collectively, “Case I”). This case was transferred to the Intermediate People’s Court of Shaoxing City of China for acceptance. The VIEs alleged in claims that Ronghuai manipulated settings of certain popular search engines in China, such as www.360.cn, hao.360.com and www.so.com, which caused confusion for potential clients/students. Ronghuai’s alleged misconduct directed these students to Ronghuai’s website instead of our websites when the students searched key terms such as “Hailiang”, “Hailiang education”, “Hailiang senior middle school”, and “Hailiang primary school”. Therefore, the VIEs claimed damages of RMB 3.0 million against Ronghuai. Based on new evidence the VIEs collected through discovery, the VIEs subsequently amended claims and increased the amount of damages claimed to RMB 7.51 million. On April 8, 2020, the court entered into a judgement of first instance, ordering Ronghuai to immediately stop manipulating settings of certain search engines, and to publish statements on its official platform to eliminate the negative impact of the case within 10 days from the effective date of the judgement and compensate us for economic loss and reasonable expenses amounting to RMB3.0 million within 30 days from the effective date of the judgement. Ronghuai did not agree with the judgement and subsequently appealed to the Higher People’s Court of Zhejiang Province of China. On December 31, 2020, the Higher People’s Court of Zhejiang Province of China entered into a judgement of second instance (the “Second Instance Judgement”), ordering Ronghuai to publish statements on its official website and official WeChat account to eliminate the negative impact of the case within 10 days from the effective date of the judgement, and stop using “Hailiang” in the promotion of relevant websites. The Second Instance Judgement also ordered Ronghuai to compensate us for economic losses and reasonable expenses amounting to RMB 500,000. Neither the VIEs nor Ronghuai agreed with the judgement and the VIEs subsequently appealed to the Supreme People’s Court of the PRC (the “Supreme Court”). As of the date of this annual report, this case is in the process of filing and examination by the Supreme court.

On July 8, 2019, Ronghuai filed a lawsuit in the People’s Court of Zhuji City of China against Hailiang Group, our related party, and Zhejiang Zhuji Hailiang Senior Middle School, one of affiliated schools, asserting claims of infringement of registered trademarks and unfair competition under the Trademark Law and Anti-Unfair Competition Law of the PRC (collectively, “Case II”). This case was transferred to the Intermediate People’s Court of Shaoxing City of China for acceptance. Ronghuai alleged, in a way similar to our original claims as described above, that the VIEs employed manipulative measures to direct potential clients/students to our websites instead of theirs and requested monetary damages in the amount of RMB 3.01 million. Based on new evidence Ronghuai claimed to have collected through discovery, Ronghuai later amended their claims to increase the amount of damages to RMB 7.51 million. On May 19, 2020, the court rejected the request filed by Ronghuai. Ronghuai did not agree with the judgement and subsequently appealed to the Higher People’s Court of Zhejiang Province of China. On December 31, 2020, the Higher People’s Court of Zhejiang Province of China entered into a judgement of second instance, ordering us to publish statements on our official website to eliminate the negative impact of the case within 10 days from the effective date of the judgement, and stop using “Ronghuai” in the promotion of relevant websites. This judgement also ordered us to compensate Ronghuai for economic losses and reasonable expenses amounting to RMB 100,000 within 10 days from the effective date of the judgement. The VIEs did not agree with the judgement and subsequently appealed to the Supreme Court. As of the date of this annual report, this case is in the process of filing and examination by the Supreme court.

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

After consultation with our external legal counsel, the VIEs assessed the probability of the potential liability of Case II to be more than remote but not probable, and the probability of the potential liability of Case III to be remote. As a result, the VIEs did not record any liabilities pertaining to the lawsuits filed by Ronghuai.

Regulations

The group operates the business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the Ministry of Information Industry, SAIC, the Ministry of Civil Affairs (“MCA”) and their respective local offices. This section summarizes the principal PRC regulations related to the group’s business.

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

2016 Private Education Law and the 2021 Implementation Rules for Private Education Laws

The Decision of the Standing Committee of the National People’s Congress on Amending the 2016 Private Education Law, or the Amendment, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and became effective on September 1, 2017. On December 29, 2018, the Decision of the Standing Committee of the National People’s Congress on Amending the Seven Laws of the Labor Law of the People’s Republic of China was promulgated by Order No.24 of the President of the PRC and took into effect on the same date. The Amendment made two minor adjustments to Article 26 and Article 64 of the 2016 Private Education Law. The 2021 Implementation Rules for Private Education Laws became effective on September 1, 2021. Under these regulations, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for Operating a Private School, and will be registered as either a private non-enterprise institution with the MCA of the PRC or its local counterparts, or a company with the Administration for Industry & Commerce. Each of affiliated schools has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the MCA or the Administration for Industry & Commerce. We have been informed by the group’s managed schools that they have obtained necessary school operating permits and have obtained the operating permit from the local bureau of MOE and MCA.

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

A duly approved private school will be granted a private school operating permit, and the non-profit private school will be registered with the MCA or its local bureaus as a private non-enterprise institution. A for-profit private school will be registered with the Administration for Industry & Commerce. As of the date of this annual report, all of affiliated schools have obtained and maintained the private school operating permits.

Besides the 2016 Private Education Law and the above regulations, the following and other specific implementation rules of the 2016 Private Education Law as applied to the operation requirement of non-profit schools and for-profit schools have not yet been introduced:

●	the local regulations relating to legal person registration of for-profit and non-profit private schools;

●	the specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which affiliated schools are located, including but not limited to the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measures for the collection of non-profit private schools’ fees.

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

As such, starting from September 1, 2017, when the 2016 Private Education Law took effect, compulsory education services from first grade to ninth grade are required to register as non-profit schools, where revenues generated by school operations are required to remain within the school and used for school operation, and cannot be disbursed to the sponsor or owner of the school. Additionally, private schools are required to register as either for-profit or non-profit schools, and the sponsor of a private school should independently register the school as non-profit or for-profit. Under existing regulations, schools providing compulsory education services could not be registered as for-profit schools. The supporting regulations of 2016 Private Education Law (in the form of Opinions) promulgated by the State Council and the provincial governments have not provided details regarding the new registration procedures of schools. In addition, the amendment to the Implementation Rules for 2016 Private Education Law has not provided details regarding the registration procedures, and therefore, the specific effects of the rules on our company and operations are uncertain at the date of this annual report. For example, we are uncertain about the tax regulations for for-profit private schools under the 2016 Private Education Law since specific provisions have not been introduced. Additionally, the 2016 Private Education Law does not provide for a definitive timeline for existing schools to re-register/change their for-profit or non-profit status. Moreover, Zhejiang province has promulgated implementing opinions that all schools located in Zhejiang province are required to re-register and/or change their for-profit or non-profit statuses before 2022. For affiliated schools registered after the promulgation of 2016 Private Education Law, except for Zhuji Hailiang Foreign Language High, Zhenjiang Jianghe High School of Art, and Ninghai Hailiang Senior Middle School, which are registered as for-profit schools, Lanzhou Hailiang Experimental School, Wuhu Hailiang Experimental School, Hailiang Overseas Chinese School, Jinhua Hailiang Foreign Language School, Feicheng Hailiang Foreign Language School, Xianghu Future School and Ninghai Future School, are registered as non-profit schools. For affiliated schools that were registered before the promulgation of 2016 Private Education Law, namely Zhejiang Zhuji Hailiang Primary School, Zhejiang Zhuji Hailiang Junior Middle School, Zhejiang Zhuji Hailiang Senior Middle School, Zhejiang Zhuji Hailiang High School of Art, Zhejiang Zhuji Tianma Experimental School, Zhejiang

Zhuji Hailiang Experimental High School, Zhejiang Zhuji Hailiang Foreign Language School, such schools were changed to non-profit status in fiscal year 2021.

In the future, we may continue to redefine and evolve the group’s business model in response to further changes in law, which may include, without limitation, an increased emphasis on leveraging our knowledge and expertise in school operations by providing managerial and consulting services to various schools we operate or partner with.

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

For a detailed discussion on how the 2016 Private Education Law and the above regulations will affect affiliated schools, see “Item 3. Key Information—D. Risk Factors—Risks Related to Business and Industry—We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

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

As such, if affiliated schools choose to register as for-profit private schools for noncompulsory education services, affiliated schools will be able to set own tuitions and other miscellaneous fees according to the market conditions. However, pursuant to the 2016 Private Education Law, for compulsory education services, affiliated schools are required to register as non-profit private schools, and will be subject to regulations of non-profit private schools, and as such, shall be regulated by the provincial, autonomous regional or municipal governments.

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

As such, these rules and regulations will impact our operation and business model from the perspective of tuition and other education-related fees. For example, the ceiling on tuition and accommodation expenses affiliated schools can charge for affiliated schools’ basic educational program was set out by the Education Bureau of Zhuji City in August 2019, which are RMB74,000 per student for high schools. Pursuant to the registration documents filed with local authorities for the 2020/2021 school year, affiliated schools are approved to charge RMB102,000 to RMB220,000 for affiliated schools’ international program.

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

To date, none of affiliated schools is being operated under a Chinese-foreign cooperation project, and therefore we are not governed by the Regulations on Operating Chinese-foreign Schools.

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

However, uncertainties still exist in relation to interpretation and implementation of the FIL, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period (as discussed below). While the FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for Contractual Arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIEs through Contractual Arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our Contractual Arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity Contractual Arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing Contractual Arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprises should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

The VIEs conduct private education business in China primarily through Contractual Arrangements among our operating subsidiary in China and Hailiang Management, Haishan Development, and affiliated schools owned and operated by Hailiang Management and Haishan Development and the shareholders of Hailiang Management and Haishan Development. The VIEs hold the required licenses and permits necessary to conduct our private education business in China through the schools owned and operated by Hailiang Management and Haishan Development. As of the date of this annual report, the sponsors of our current affiliated schools are in compliance with the requirements of the above regulations, and we control and operate affiliated schools through Contractual Arrangements that do not violate the above regulations.

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

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also provides the rules for handling sensitive personal information, which personal information includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the noncompliant personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

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

As of June 30, 2021, The group registered 17 domain names relating to the group’s websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

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

Trademark

The PRC Trademark Law, adopted in 1982, revised in 2001 and further revised in 2013 and 2019, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. The group had five registered trademarks in the PRC.

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

Under current PRC regulations, foreign-invested enterprises such as our PRC subsidiaries is required to apply to the Banks that meet the requirements of SAFE, for a Foreign Exchange Registration of Foreign-Invested Enterprise. With such Registration, a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

Regulations on Foreign Exchange in Certain Onshore and Offshore Transactions

The Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through offshore Special Purpose Company (the “Notice” or “Circular No. 37”), which was promulgated by SAFE and became effective on July 14, 2014, requires a PRC individual resident to file a “Registration Form of Offshore Investments Contributed by Domestic Individual Residents” and register with the local SAFE branch before he or she contributes assets or equity interests in an offshore special purpose company, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing. Following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change includes, among other things, any major change of the offshore special purpose company’s PRC resident shareholder, name of the offshore special purpose company, term of operation, or any increase or reduction of the offshore special purpose company’s registered capital, share transfer or swap, and merger or division. Failure to comply with the registration procedures of Circular No. 37 may result in penalties, including the imposition of restrictions on the ability of the offshore special purpose company’s PRC subsidiaries to distribute dividends to the offshore entity.

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

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of its accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation. Each wholly-owned subsidiary in China must comply with the foregoing regulations.

At the end of each fiscal year, each of affiliated schools is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or for the purchase or upgrade of school facilities. Such fund is also a statutory reserve that cannot be distributed as cash dividends. In particular, as of June 30, 2021, the 14 affiliated schools are required to allocate no less than 25% of their annual net income for such purposes. In addition, pursuant to the 2016 Private Education Law, sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the development of the schools.

As of June 30, 2021, Hailiang Consulting had not paid any dividends to our offshore entities from its accumulated profits. No dividends were declared and paid during the 2019, 2020 and 2021 fiscal years.

M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, SAIC, CSRC and SAFE, jointly adopted the M&A Rules which became effective on September 8, 2006 and was amended on June 22, 2009. This M&A Rules purport to require, among other things, offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval was not required in the context of our initial public offering as we are not a special purpose vehicle formed for the purpose of acquiring domestic companies that are controlled by our PRC individual shareholders, as we acquired contractual control rather than equity interests in the domestic affiliated entities. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agency subsequently determines that we needed to obtain the CSRC’s approval for our initial public offering or if CSRC, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on the group’s business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

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

Our WFOE’s subsidiaries, Hailiang Consulting, Ningbo Hailiang, Zhuji Nianxin Lake Hotel, Hailiang Sports, Ningbo Haoliang, Hangzhou Hailiang International Studying, Hangzhou Hailiang Study Trip, Zhuji Hailiang Logistics, Zhuji Hailiang Supply, Haibo Education, Jiangxi Haibo Logistics Management Co., Ltd. (“Haibo Logistics”) and Hailiang After-school are FIEs subject to the regulations discussed above but are not engaged in any businesses listed in the Negative List.

C.	Organizational Structure

The following diagram illustrates the group’ corporate structure as of the date of this annual report on Form 20-F:

Note:

(1)

According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect of private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. However, the differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, such as provisions regarding the right to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. The group restructured corporate entities to better prepare for the potential impact from the 2021 Implementation Rules for Private Education Laws. For more information, refer to “B. Business Overview—Regulations—Regulations on Private Education—2016 Private Education Law and the 2021 Implementation Rules for Private Education Laws.”

(2)

As of the date of this annual report, Hailiang Management or its subsidiaries is the sponsor of 6 affiliated schools and Haishan Development or its subsidiaries is the sponsor of 11 affiliated schools, the VIEs currently operate as registered pursuant to applicable PRC laws and regulations. However, following September 1, 2017, when the 2016 Private Education Laws came into effect, and subject to the promulgation of the Implementing Rules of the 2016 Private Education Laws, the affiliated schools will be required to register as private non-profit schools that are permitted to provide compulsory education services. For the affiliated schools, Zhuji Hailiang Foreign Language High, Zhenjiang Jianghe High School of Art, and Ninghai Hailiang Senior Middle Schoo are registered as for-profit schools, and Zhejiang Zhuji Hailiang Senior Middle School and Zhejiang Zhuji Hailiang High School of Art, that are registered before the promulgation of 2016 Private Education Law, are re-registered as non-profit status in fiscal year 2021. All K-9 schools are registered or re-registered as non-profit status by fiscal year 2021.

(3)

The sponsorship of Zhejiang Zhuji Tianma Experimental School and the equity ownership of Wenzhou Hailiang Juxian Education Technology Co., Ltd. are in the process of being transferred to Haishan Development from Hailiang Management as of the date of this annual report.

(4)

We do not hold any equity interests in Haishan Development, but we receive the economic benefits of the operating entities’ business operations for accounting purposes through the August 2021 VIE Agreements among Hailiang Consulting and Haishan Development’s shareholders, which enables us to consolidate the financial results of Haishan Development and its subsidiaries in our consolidated financial statements under U.S. GAAP. Pursuant to the 2021 Implementation Rules for Private Education Laws, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of merger, acquisition, Contractual Arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with its related party. Thus, we concluded that according to IFRS 10-Consolidated Financial Statements, we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest, and that such uncertainties and restrictions already had a significant impact on our ability to direct and its economic exposure from involvement with such entities. However, as of the date of this annual report, we still include these entities under our organizational structure for presentation purpose.

(5)

We do not hold any equity interests in Hailiang Management, but we receive the economic benefits of the operating entities’ business operations for accounting purposes through the Second Amended and Restated Contractual Arrangements between Hailiang Consulting and the Hailiang Management’s shareholders, which enables us to consolidate the financial results of Hailiang Management and its subsidiaries in our consolidated financial statements under U.S. GAAP.

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

* Pursuant to the 2021 Implementation Rules, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of merger, acquisition, Contractual Arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with a related party. Thus, we concluded that according to IFRS 10-Consolidated Financial Statements, we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest, and that such uncertainties and restrictions already had a significant impact on our ability to direct and its economic exposure from involvement with such entities. However, as of the date of this annual report, we still include these entities under the group’s organizational structure for presentation purpose. We are continuously assessing the impact of relevant regulations on the group’s business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including restructuring corporate structure or unwinding Contractual Arrangements, etc. For further details, refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

The following table sets out the details of the affiliated and managed schools as of the date of this annual report on Form 20-F:

		Number of
		Students		Fiscal Year of
		As of		Commencement
		June 30,		of
Schools	Location	2021	Capacity	Operating or Managing	Sponsorship
Affiliated Schools (Continuing Operations)
Zhejiang Zhuji Hailiang Experimental High School	Zhuji, Zhejiang Province	4,366	4,450	2002	Affiliated Schools
Zhejiang Zhuji Hailiang Senior Middle School	Zhuji, Zhejiang Province	1,571	1,642*	2017	Affiliated Schools
Zhejiang Zhuji Hailiang High School of Art	Zhuji, Zhejiang Province	1,652	1,700	2018	Affiliated Schools
Zhuji Hailiang Foreign Language High	Zhuji, Zhejiang Province	2,049	2,139*	2019	Affiliated Schools
Zhenjiang Jianghe High School of Art	Zhuji, Zhejiang Province	764	920	2019	Affiliated Schools
Ninghai Hailiang Senior Middle School	Ningbo, Zhejiang Province	—	1,850	2022	Affiliated Schools
Sub-total		10,402	12,701

Affiliated Schools (Discontinued Operations)
Zhejiang Zhuji Hailiang Foreign Language School	Zhuji, Zhejiang Province	3,318	3,374*	1996	Affiliated Schools
Zhejiang Zhuji Hailiang Primary School	Zhuji, Zhejiang Province	2,845	2,856*	2017	Affiliated Schools
Zhejiang Zhuji Hailiang Junior Middle School	Zhuji, Zhejiang Province	3,314	3,350*	2017	Affiliated Schools
Zhejiang Zhuji Tianma Experimental School	Zhuji, Zhejiang Province	4,583	3,599	2010	Affiliated Schools
Lanzhou Hailiang Experimental School	Lanzhou, Gansu Province	719	2,200	2021	Affiliated Schools
Hailiang Overseas Chinese School	Wenzhou, Zhejiang Province	924	1,705	2021	Affiliated Schools
Wuhu Hailiang Experimental School	Wuhu, Anhui Province	421	1,680	2021	Affiliated Schools
Jinhua Hailiang Foreign Language School	Jinhua, Zhejiang Province	727	900	2021**	Affiliated Schools
Feicheng Hailiang Foreign Language School	Feicheng, Shandong Province	719	800	2021**	Affiliated Schools
Xianghu Future School	Hangzhou, Zhejiang Province	—	1,152	2022	Affiliated Schools
Ninghai Future School	Ningbo, Zhejiang Province	—	2,670	2022	Affiliated Schools
Sub-total		17,570	24,286

Managed Schools
15 Baishu Schools	Jiangxi Province	21,567	29,341	2018	Managed Schools
Hangzhou Chunhui Primary School	Hangzhou, Zhejiang Province	794	1,600	2019	Managed Schools
Xiaoshan District Wenyan Primary School	Hangzhou, Zhejiang Province	2,594	3,000	2019	Managed Schools
Xiaoshan District Wenyan No. 2 Primary School	Hangzhou, Zhejiang Province	338	400	2019	Managed Schools
Xiaoshan District Wenyan Middle School	Hangzhou, Zhejiang Province	892	1,920	2019	Managed Schools
Hailiang Kindergarten	Zhuji, Zhejiang Province	322	400	2019	Managed Schools
Zhuji Hailiang Jinshan Kindergarten	Zhuji, Zhejiang Province	245	249	2019	Managed Schools
Tianma Kindergarten	Zhuji, Zhejiang Province	341	350	2019	Managed Schools
Sihong Second Experimental School	Suqian, Jiangsu Province	4,401	5,500	2020	Managed Schools
Xiamen Road School	Suqian, Jiangsu Province	1,172	4,600	2021	Managed Schools
Fumin Avenue School	Suqian, Jiangsu Province	613	3,200	2021	Managed Schools
Jingdong Yi Autonomous County No.1 Middle School	Jingdong, Yunnan Province	—	3,500	2022	Managed Schools
Longkou No.1 Middle School (Chongshi Department)	Longkou, Shandong Province	—	400	2022	Managed Schools
Sub-total		33,279	54,460
Total		61,251	91,447
(*)	The capacity of each school in Hailiang Education Park may be adjusted according to the students enrollment every school year.
(**)	The VIEs obtained the sponsorship of Jinhua Hailiang Foreign Language School and Feicheng Hailiang Foreign Language School in fiscal year 2021.

Contractual Arrangements with the affiliated entities and their shareholders

Hailiang Inc. is a holding company with no substantive operations. We had previously, through our PRC subsidiary, Hailiang Consulting, entered into a series of Contractual Arrangements with Hailiang Management on December 31, 2013, and with Haishan Development on August 10, 2021.

On June 30, 2017, we, through our PRC subsidiary, Hailiang Consulting, entered into the First Amended and Restated Contractual Arrangements with Hailiang Management.

On February 8, 2018, Beize Group, controlled by Mr. Feng, became a 0.1% record shareholder of Hailiang Management by contributing additional capital to Hailiang Management. As of the date of this annual report on Form 20-F, Mr. Feng and Beize Group hold a 99.9% and 0.1% equity interest in in Hailiang Management, respectively.

On February 23, 2018, each of the First Amended and Restated Contractual Arrangements were further amended and restated, whereby Hailiang Management, Hailiang Consulting, and Hailiang Management’s hareholders entered into a series of contractual arrangement (the “Second Amended and Restated Contractual Arrangements”), including the Second Amended and Restated Call Option Agreement, Second Amended and Restated Powers of Attorney, Second Amended and Restated Consulting Services Agreement and Second Amended and Restated Equity Pledge Agreement. The recording process for the Second Amended and Restated Contractual Arrangements with the local government was completed on March 15, 2018.

On May 14, 2021, the State Council promulgated the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021 and further stipulate the operation and management of private schools and the capital operation of private education. Such 2021 Implementation Rules for Private Education Laws may have negative impacts on the group’s business operations and our operations results. Pursuant to the 2021 Implementation Rules for Private Education Laws, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, Contractual Arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party.

On August 10, 2021, Hailiang Management was divided and separated into Hailiang Management and Haishan Development for the purpose of the adjustment of the group’s business structure and the better preparation for the potential impact from the 2021 Implementation Rules for Private Education Laws.

On August 10, 2021, we, through our PRC subsidiary, Hailiang Consulting, entered into the August 2021 VIE Agreements, with Haishan Development, as designated to be the sponsor or parent of discontinued operation entities.

The following is a summary of the material provisions of the Second Amended and Restated Contractual Arrangements with the affiliated entities and the shareholders of Hailiang Management:

Second Amended and Restated Call Option Agreement

Pursuant to the Second Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Management, and Hailiang Management’s shareholders entered into on February 23, 2018,  Hailiang Management’s shareholders unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the Second Amended and Restatement Contractual Arrangements or liquidation or dissolution of Hailiang Management, all or part of the equity interest in Hailiang Management at the lowest consideration permitted by PRC laws and regulations unless a valuation of the equity is required by the PRC laws. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without Hailiang Consulting’s written consent, Hailiang Management, or the Hailiang Management’s shareholders may sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Hailiang Management’s assets, businesses or equity interests or merge with or acquire other businesses. Without Hailiang Consulting’s written consent, Hailiang Management may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. The Second Amended and Restated Call Option Agreement may not be terminated by Hailiang Management or Hailiang Management’s shareholders, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Call Option Agreement shall remain in full force and effect until Hailiang Management’s term of operations expires in April 2042.

Second Amended and Restated Power of Attorney

On February 23, 2018,  Hailiang Management’s shareholders executed an irrevocable Second Amended and Restated Power of Attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as their attorney-in-fact to (i) exercise on their behalf all their rights as shareholders of Hailiang Management, including those rights under PRC laws and regulations and the articles of association of Hailiang Management, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Hailiang Management in its business operations, and (iii) unconditionally assign the shareholder rights of each of Hailiang Management’s shareholders to Hailiang Consulting, including dividends or other benefits associated with being a shareholder that the Hailiang Management’s shareholders each receives from Hailiang Management.

Second Amended and Restated Consulting Services Agreement

Pursuant to the Second Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Management, and Hailiang Management’s shareholders, entered into on February 23, 2018, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide comprehensive technical and business support services to Hailiang Management’s affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the affiliated entities may need from time to time. Without the prior written consent of Hailiang Consulting, none of Hailiang Management’s affiliated entities may receive such services from any third party. Hailiang Consulting owns the exclusive intellectual property rights created despite the changes of the performance of services under this Second Amended and Restated Consulting Services Agreement. Hailiang Management’s affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. The Second Amended and Restated Consulting Agreement enables Hailiang Consulting (or its controlled affiliate) to charge an annual service fee, the maximum of which equals the net income of Hailiang Management’s affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the Second Amended and Restated Consulting Agreement, Hailiang Management, and Hailiang Management’s shareholders agree that each of them will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Hailiang Management’s affiliated entities, disposing of their equity interests in Management’s affiliated entities, or paying dividends to Hailiang Management’s shareholders without the written consent of Hailiang Consulting. The Second Amended and Restated Consulting Agreement may not be terminated by Hailiang Management, or Hailiang Management’s shareholders, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Consulting Agreement shall remain in full force and effect during the term of operations of Hailiang Management’s affiliated entities.

Second Amended and Restated Equity Pledge Agreement

Pursuant to the Second Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Hailiang Management’s shareholders, and Hailiang Management entered into on February 23, 2018, each of Hailiang Management’s shareholders unconditionally and irrevocably pledged all of their respective equity interests in Hailiang Management to Hailiang Consulting to guarantee performance of the obligations of Hailiang Management’s affiliated entities under the Second Amended and Restated Call Option Agreement, the Second Amended and Restated Power of Attorney, and the Second Amended and Restated Consulting Agreement, each as described above. Hailiang Management’s shareholders each agreed that without prior written consent of Hailiang Consulting, they shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Hailiang Management or create or allow any encumbrance on the pledged equity interests. The Second Amended and Restated Equity Pledge Agreement may not be terminated by Hailiang Management, or Hailiang Management’s shareholders, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Equity Pledge Agreement remains in full force and effect until all of the obligations of Hailiang Management’s affiliated entities under the consulting services agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Hailiang Management by Hailiang Management’s shareholders has been duly registered with the local branch of SAIC and becomes effective upon such registration.

The following is a summary of the material provisions of the August 2021 VIE Agreements with the affiliated entities and the shareholders of Haishan Development:

Call Option Agreement

Pursuant to the Option Agreement, Haishan Development’s shareholders unconditionally and irrevocably granted Hailiang Consulting or its designee, an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the other agreements under the Contractual Arrangements or liquidation or dissolution of Haishan Development, all or part of the equity interest in Haishan Development at the lowest consideration permitted by PRC laws and regulations, unless a valuation of the equity is required by the PRC laws. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without Hailiang Consulting’s written consent, Haishan Development and Haishan Development’s shareholders may sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Haishan Development’s assets, businesses or equity interests or merge with or acquire other businesses. Without obtaining Hailiang Consulting’s written consent, Haishan Development may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. This agreement may not be terminated by Haishan Development or Haishan Development’s shareholders, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, this agreement shall remain in full force and effect until the expiration of Haishan Development’s term of Haishan Development’s term of operations.

Power of Attorney

Haishan Development’s shareholders each executed an irrevocable Power of Attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as their attorney-in-fact to (i) exercise on their respective behaves all their respective rights as shareholders of Haishan Development, including those rights under PRC laws and regulations and the articles of association of Haishan Development, such as rights appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Haishan Development in its business operations, and (iii) unconditionally assign the Haishan Development’s shareholders shareholding rights to Hailiang Consulting, including dividends or other benefits that Haishan Development’s shareholders receive from Hailshan Development as shareholders.

Consulting Services Agreement

Pursuant to the Consulting Services Agreement between Hailiang Consulting, Haishan Development and Haishan Development’s shareholders, as the shareholders of Haishan Development, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide comprehensive technical and business support services to Haishan Development’s affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the affiliated entities may need from time to time. Without the prior consent of Hailiang Consulting, none of Haishan Development’s affiliated entities may accept such services provided by any third party. Hailiang Consulting owns the exclusive intellectual property rights created as a result of the performance of this agreement. Haishan Development’s affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the percentage ratio for calculating the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. The Consulting Services Agreement enables Hailiang Consulting (or its controlled affiliate) to charge an annual service fee, the maximum of which equals the net income of Haishan Development’s affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the Consulting Services Agreement, Haishan Development and Haishan Development’s shareholders agree that they will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Haishan Development’s affiliated entities, disposing of their equity interests in Haishan Development’s affiliated entities, or paying dividends to Haishan Development’s shareholders, without the written consent of Hailiang Consulting. This agreement may not be terminated by Haishan Development or Haishan Development’s shareholders, nor can it be terminated by Hailiang Consulting without cause.

Due to the promulgation of 2021 Implementation Rules for Private Education Laws, the provisions of the Consulting Services Agreement, one of the August 2021 VIE Agreements, in relation to related party transactions between a private school providing compulsory education and Hailiang Consulting and its affiliated entities, are no longer legally enforceable as of September 1, 2021. For further details, refer to “Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the Contractual Arrangements that establish our corporate structure for operating the group’s business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement between Hailiang Consulting, Haishan Development’s shareholders, and Haishan Development, Haishan Development’s shareholders unconditionally and irrevocably pledged all of their equity interests in Haishan Development to Hailiang Consulting, to guarantee performance of the obligations of Haishan Development’s affiliated entities under the Call Option Agreement, Power of Attorney and Consulting Services Agreement, each as described above. Haishan Development’s shareholders agreed that without prior written consent of Hailiang Consulting, they shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Haishan Development or create or allow any encumbrance on the pledged equity interests. This agreement may not be terminated by Haishan Development or Haishan Development’s shareholders, nor can it be terminated by Hailiang Consulting without cause. The Equity Pledge Agreement remains in full force and effect until all of the obligations of Haishan Development’s affiliated entities under the Consulting Services Agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Haishan Development has been duly registered with the local branch of State Administration for Industry and Commerce of PRC (“SAIC”) and is effective upon such registration.

As of June 30, 2021, for accounting purposes, the abovementioned Contractual Arrangements provide Hailiang Inc., through Hailiang HK and Hailiang Consulting, control, and the right to receive the economic benefits of the operating entities’ business operations through the Contractual Arrangements between Hailiang Consulting and the VIE Shareholders, which enable us to consolidate the financial results of Hailiang Management, Haishan Development, and their subsidiaries in our consolidated financial statements under U.S. GAAP. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIEs for accounting purposes, as a result of our direct ownership in Hailiang Consulting and the provisions of the Contractual Arrangements. Neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs.

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

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position for the VIEs and other entities as of the dates presented.

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

The following table presents the condensed consolidating schedules of profit or loss and other comprehensive income and cash flows for the VIEs and other entities for the periods presented.

	For the Year Ended June 30,
	2019						2020						2021
		Subsidiaries	Consolidated	Elimination		Consolidated		Subsidiaries	Consolidated	Elimination		Consolidated		Subsidiaries	Consolidated	Elimination		Consolidated
	Parent	of Parent	VIE	adjustments		totals	Parent	of Parent	VIE	adjustments		totals	Parent	of Parent	VIE	adjustments		totals

	RMB						RMB						RMB
Condensed Consolidating Schedule of Profit or Loss and Other Comprehensive Income
Continuing operations
Revenue	—	478,284	613,975	(69,464)	(3)	1,022,795	—	509,570	598,275	(80,472)	(3)	1,027,373	—	962,141	510,200	(96,551)	(3)	1,375,790
Cost of revenue	—	(231,401)	(441,705)	59,326	(3)	(613,780)	—	(229,516)	(418,213)	67,469	(3)	(580,260)	—	(367,163)	(441,717)	80,294	(3)	(728,586)
Gross profit	—	246,883	172,270	(10,138)		409,015	—	280,054	180,062	(13,003)		447,113	—	594,978	68,483	(16,257)		647,204
Other income, net	—	20,028	899	—		20,927	—	31,024	36,046	—		67,070	—	28,096	18,534	—		46,630
Selling expenses	—	(5,947)	(6,484)	635	(3)	(11,796)	—	(5,794)	(8,150)	—		(13,944)	—	(16,366)	(13,737)	366	(3)	(29,737)
Administrative expenses	(8,176)	(33,568)	(4,254)	9,503	(3)	(36,495)	(10,060)	(32,563)	(15,498)	13,003	(3)	(45,118)	(5,057)	(54,957)	(7,198)	15,891	(3)	(51,321)
Operating profit	(8,176)	227,396	162,431	—		381,651	(10,060)	272,721	192,460	—		455,121	(5,057)	551,751	66,082	—		612,776
Finance income	—	3,116	13,480	—		16,596	—	2,758	13,279	—		16,037	—	27,233	8,607	—		35,840
Finance costs	—	—	—	—		—	—	(1,513)	(1,922)	—		(3,435)	—	(74)	(1,077)	—		(1,151)
Net finance income	—	3,116	13,480	—		16,596	—	1,245	11,357	—		12,602	—	27,159	7,530	—		34,689
Profit before tax	(8,176)	230,512	175,911	—		398,247	(10,060)	273,966	203,817	—		467,723	(5,057)	578,910	73,612	—		647,465
Income tax expenses	—	(59,269)	(49,444)	—		(108,713)	—	(69,276)	(52,648)	—		(121,924)	—	(145,223)	(20,132)	—		(165,355)
Profit from continuing operations	(8,176)	171,243	126,467	—		289,534	(10,060)	204,690	151,169	—		345,799	(5,057)	433,687	53,480	—		482,110
Profit/(loss) from discontinued operations, net of tax	—	—	23,058	—		23,058	—	—	24,205	—		24,205	—	—	(243,337)	—		(243,337)
Net Profit	(8,176)	171,243	149,525	—		312,592	(10,060)	204,690	175,374	—		370,004	(5,057)	433,687	(189,857)	—		238,773

	For the Year Ended June 30,
	2019					2020					2021
		Subsidiaries	Consolidated	Elimination	Consolidated		Subsidiaries	Consolidated	Elimination	Consolidated		Subsidiaries	Consolidated	Elimination		Consolidated
	Parent	of Parent	VIE	adjustments	totals	Parent	of Parent	VIE	adjustments	totals	Parent	of Parent	VIE	adjustments		totals

	RMB					RMB					RMB
Condensed Consolidating Schedule of Cash Flows
Net cash generated from/(used in) operating activities	(12,154)	65,542	658,774	—	712,162	(11,424)	275,088	180,706	—	444,370	(8,499)	569,634	332,257	—		893,392
Net cash generated from/(used in) investing activities	12,412	(95,102)	(1,171,193)	—	(1,253,883)	11,850	(94,807)	(66,560)	—	(149,517)	11,558	(933,632)	(369,223)	262,091	(4)	(1,029,206)
Net cash generated from/(used in) financing activities	—	—	(1,343)	—	(1,343)	—	(34,884)	(15,498)	—	(50,382)	22,000	217,926	(78,308)	(262,091)	(4)	(100,473)
Net increase/(decrease) in cash and cash equivalents	258	(29,560)	(513,762)	—	(543,064)	426	145,397	98,648	—	244,471	25,059	(146,072)	(115,274)	—		(236,287)
Cash and cash equivalents at beginning of the year	526	102,983	711,797	—	815,306	390	73,113	198,035	—	271,538	891	218,870	296,685	—		516,446
Effect of movements in exchange rates on cash and cash equivalents	(394)	(310)	—	—	(704)	75	360	2	—	437	(2,706)	1,418	549	—		(739)
Cash and cash equivalents at the end of the year	390	73,113	198,035	—	271,538	891	218,870	296,685	—	516,446	23,244	74,216	181,960	—		279,420
(1)	It represents the elimination of intercompany balances among the Parent, its subsidiaries and the consolidated VIEs.

(2)It represents the elimination of the investment in its subsidiaries by the Parent.

(3)It represents the elimination of intercompany transactions including selling products and providing management and logistic services to the consolidated VIEs by the subsidiaries of Parent.

(4)It represents the elimination of cash paid by the Parent to its subsidiaries as investment or capital increase, the loans provided to the Parent by its subsidiaries and the loans provided by the consolidated VIEs to the subsidiaries of the Parent

Cash Flows through Our Organization

We are a holding company with no business operations of our own. We conduct our operations primarily through our WFOE and its subsidiaries and the VIEs in China. As a result, our ability to pay dividends and to service any debt we may incur and pay our operating expenses principally depends on dividends paid by our PRC subsidiaries.

Under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our WFOE and its subsidiaries are required to allocate at least 10% of its accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation.

If we intend to distribute dividends through the Parent, the WFOE will transfer the dividends to Hailiang Education (HK) Limited (“Hailiang HK”) in accordance with the laws and regulations of the PRC, Hailiang HK will transfer the dividends to the Parent, and the dividends will be distributed from the Parent to all shareholders in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. For the fiscal years of 2019, 2020 and 2021, no dividends were declared and paid by our PRC subsidiaries.

For the years ended June 30, 2019, 2020 and 2021, the subsidiaries of the Parent paid dividends to WFOE of nil, nil and RMB20.0 million (approximately US$3.1 million), respectively. The related cash flows were classified as financing activities of the subsidiaries of the Parent and investing activities of WFOE.

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

For the years ended June 30, 2019, 2020 and 2021, the subsidiaries of the Parent borrowed loans of nil, nil and RMB230.0 million (approximately US$35.6 million) from the consolidated VIEs with free interest rate, respectively. The related cash flows were classified as investing activities of the consolidated VIEs and financing activities of the Parent’s subsidiaries. For the years ended June 30, 2019, 2020 and 2021, no assets other than the above cash transactions were transferred between the subsidiaries of the Parent and the consolidated VIEs.

Pursuant to the consulting service agreement under the Contractual Arrangements, our WFOE, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide the VIEs with comprehensive technical and business support services. In particular, such services include developing curriculum, conducting market research, offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that VIEs may need from time to time. Without the prior consent of Hailiang Consulting, none of VIEs may accept such services provided by any third party. Hailiang Consulting owns the exclusive intellectual property rights created as a result of the performance of this agreement. VIEs agree to pay annual service fees to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. For the years ended June 30, 2019, 2020 and 2021, VIEs paid service fees of RMB8.4 million, RMB14.2 million and RMB18.6 million (approximately US$2.9 million) to the subsidiaries of the Parent, respectively. The related cash flows were classified as operating activities of the subsidiaries of the Parent and the consolidated VIEs.

D.	Property, Plants and Equipment

Lease Agreements

Our principal executive offices are located at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang Province, 310051, People’s Republic of China. For continuing operations, the group leases real properties used by the affiliated schools and companies with a total floor area of approximately 615,390 square meters (approximately 6,623,131 square feet) as of June 30, 2021, among which, approximately 590,583 square meters (approximately 6,356,983 square feet) are rented from Hailiang Investment, which is controlled by Mr. Feng, our ultimate controlling shareholder, approximately 24,807 square meters (approximately 267,020 square feet) are rented from local government.

The terms of each of the group’s current leases for campuses in Zhuji city rented from Hailiang Investment is for nineteen years from July 1, 2018. These leases contain priority renewal provisions which provide that the group has the right of first refusal to renew the lease upon the expiration of the lease, provided, that the group notifies the lessor six months in advance. Under each of these lease agreements, the group can terminate the lease at any time without cause, provided, that the group notifies the lessor in writing three months in advance. The lessor may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days, or use of the properties for illegal activities. To terminate these leases for other causes, the lessor is required to give us written notice one year in advance and obtain our consent to such termination.

On April 28, 2019, the group entered into eight new lease agreements with Hailiang Investment regarding Hailiang Education Park, in order to allocate lease fees to the respective schools and subsidiaries according to their used gross floor area. The term of each of these leases is for nineteen years from July 1, 2018 and the rental fees in the first year was RMB22.3 million in the aggregate and is subject to a 5% annual increase from fiscal year 2020 to 2022. The rental fees commencing from the fiscal year 2023 will be subject to further negotiation between the Company and Hailiang Investment. The leases cover the properties and facilities of Hailiang Education Park with a total combined gross floor area and site area of approximately 489,225 square meters (approximately 5,265,974 square feet) and 833,000 square meters (approximately 8,966,337 square feet), respectively. For continuing operations, the leases cover the properties and facilities of Hailiang Education Park with a total combined gross floor area of approximately 367,856 square meters (approximately 3,959,569 square feet).

The group has not entered into any leases with respect to the group’s managed schools since the group does not own or sponsor any of the group’s managed schools.

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

Additionally, the group also entered into a series of leasehold improvement contracts with Heng Zhong Da for the leasehold improvement of classroom buildings, dining halls and student dormitories of the affiliated schools., and the amount of the contracts was RMB136.8 million and RMB 14.1 million (approximately US$2.2 million) during the years ended June 30, 2020 and 2021, respectively. As of June 30, 2021, and as of the date of this annual report on Form 20-F, work related to a certain number of the leasehold improvement contracts have completed and payments remitted, while other contracts are open and payments are expected to be remitted upon work completion.

The group purchased leasehold improvement service of RMB38.5 million, RMB118.7 million and RMB68.1 million (approximately US$10.5 million) from Heng Zhong Da during the years ended June 30, 2019, 2020 and 2021, respectively.

The group has paid RMB37.9 million, RMB85.3 million, and RMB70.4 million, (approximately US$10.9 million) to Heng Zhong Da during the years ended June 30, 2019, 2020 and 2021 respectively.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results is on a continuing operations basis unless otherwise stated, which is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This annual report on Form 20-F contains forward-looking statements. See “—G. Safe Harbor” in this Item. In evaluating the group’s business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that the group’s businesses and financial performance are subject to substantial risks and uncertainties.

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

The following discussion summarizes the three operating segments:

K-12 student management services and high school curriculum education services and operation and management services

For the year ended June 30, 2021, the group provided K-12 student management services and high school curriculum education services for 27,972 students. the group also managed and operated 27 managed schools that were not owned or sponsored by us, and provided various services including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services to the group’s managed schools, with an aggregate 43,897 students enrolled as of June 30, 2021.

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

For the 2020/2021 school year, the group has attracted 131,832 student attendances of well-rounded education services and academic subject tutoring services.

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

Through cooperation with other education service providers and self-developed study trip and camp courses, the group offers students in the affiliated and managed schools a variety of study trip and camp education programs operated domestically and globally. For the 2020/2021 school year, the group has attracted 46,991 student attendances in these programs.

The group also provides high school students with consulting and planning services for applying to enter the universities, and provide one-to-one personalized overseas study consulting services, so as to fully help high school graduates to apply for admission to global universities. For 2020/2021 school year, the group provided overseas consulting services to 1,412 students.

The group provides lodging, meals and other guest services at the Zhuji Nianxin Lake Hotel, located in Hailiang Education Park.

Review of operations

Revenue from K-12 student management services and high school curriculum education services increased by 29.0% to RMB 1,111.6 million (approximately US$172.2 million) in the 2021 fiscal year, due to an increase in the number of students and an increase in the annualized average tuition and fees. Revenue from ancillary educational services increased by 67.8% to RMB204.2 million (approximately US$31.6million) in the fiscal year 2021, due to the growth in the number of students enrolled in the well-rounded education services and students of international education program who received overseas study consulting services. Revenue from operation and management services increased by 37.0%, to RMB60.0 million (approximately US$9.3 million) in the fiscal year 2021 mainly due to two new managed schools in Suqian City and the expansion of our service scope to some of the group’s managed schools.

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

Factors Affecting Our Results of Operations

The group believes that results of operations are affected by general factors affecting China’s private K-12 education industry and company-specific factors, including the following:

●	Demand for private K-12 education in China. The group has benefited from an increasing demand for private K-12 education in China in the last decade. This increase was driven by the overall economic growth, the rise in household disposable income and household spending on education, as well as an improvement in the education system and policies relating to K-12 education in China. According to Ministry of Education of the PRC, the total number of student enrollments of private K-12 education in China has increased steadily, from 40.1 million in 2016 to 44.6 million in 2020, and the proportion of student in private K-12 schools against the total number of students in K-12 schools also increased from 17.70 % to 18.13% during the same period.
●	Demand for international education in the PRC market. The demand for international and bilingual private K-12 education in China is growing. According to a report prepared at our request by Sansheng Consulting, an independent market research firm, or the Sansheng Report, the total number of students enrolled in international and bilingual private schools in China has increased from 216.1 thousand in 2016 to 480.4 thousand in 2020, realizing a fast increase with a CAGR of 22.1%. This growth can mainly be attributed to the rising recognition of the quality of higher education overseas by Chinese students, and the rising income and wealth of Chinese households. As a result of the demand and increasing student enrollments, the total revenue of international and bilingual private schools in China increased from RMB21.4 billion in 2016 to RMB52.6 billion in 2020 at an increase CAGR of 25.2% (according to the Sansheng Report). With high-quality teachers, well-known brand, and strong management team, the group is determined to deliver well-designed curriculums and facilitate comprehensive development of the group’s students.

●	Ability to successfully expand affiliated school and managed school network through an asset-light approach efficiently. The group facilitates the development of affiliated school and managed school network by employing an asset-light approach, which allows us to manage and operate additional schools, or act as these schools’ sponsor without acquiring ownership of land and facilities in such schools. For schools the VIEs sponsor but do not own the land and facilities, the VIEs can avoid significant capital expenditure by leasing land and facilities. For schools the group manages and operates but does not act as sponsor, the group aims to provide operation and management services to both public and private schools. As of June 30, 2021, the group entered into service agreements with 27 private and public schools to provide operation and management services. For these services, the group earns fees based on the types, scale and costs of the services the group rendered. The group expects to provide operation and management services to additional public and private schools in the future to reach students across China and promote the Hailiang Education brand both domestically and internationally, which we expect would then lead to an increase in our profitability and market penetration.
●	Level of student served. For the year ended June 30, 2019, 2020 and 2021, the group had a total of 23,263, 24,726, and 27,972 students, respectively.
●	Pricing of educational programs and service fees. The group provides K-12 student management services and high school curriculum education services. Our results of operations are affected by the pricing of service fees, which was based on a student’s education phase and whether the students attend basic or international program.
●	Ability to control costs and expenses. Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses.

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

Overview of Financial Results

We evaluate the group’s business using a variety of key financial measures.

Revenue

During the fiscal years ended June 30, 2019, 2020 and 2021, the group generated revenue of RMB1,022.8 million, RMB 1,027.4 million and 1,375.8 (approximately US$213.1 million), respectively.

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

Revenue from operation and management services mainly represent the provision of services to managed schools that the group did not own or sponsor, including but not limited to branding, academic management, basic and international education resources, school culture, admission, finance, human resources, procurement, IT, internal audit, property and logistics management services. Pursuant to the 2017 Group Strategic Cooperation Agreement, the group has a right of first refusal to provide operation and management services for schools constructed, merged and acquired by Hailiang Group or Hailiang Investment. The group also entered into services agreements where the group will provide operation and management services to private and public schools and cooperate with local governments, in line with our asset-light strategy. Revenue from operation and management services accounted for 3.7%, 4.3% and 4.4% of total revenue in the fiscal years 2019, 2020 and 2021, respectively.

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

Cost of Revenue

Our cost of revenue primarily consists of labor costs, which are compensation for the group’s teachers and educational staff, student-related costs (such as cost of books, uniforms, and cafeteria food), depreciation of owned property and equipment and amortization expenses, depreciation of right-of-use assets and, to a lesser extent, transportation, utility and short-term lease payments for affiliated schools and companies. Our cost of revenue slightly decreased from the 2019 fiscal year to the 2020 fiscal year. Our cost of revenue increased from the 2020 fiscal year to the 2021 fiscal year, and this was primarily due to the increase in labor costs resulting from the increase in the total number of the group’s teachers and educational staff and a general increase in our compensation levels.

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

Finance Income

Our finance income mainly derived from deposits placed with a related party finance entity. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Parties.” Finance income increased in the 2021 fiscal year and slightly increased in the 2020 fiscal year, primarily due to the increase in the amount of fund the group deposited with the related party. Finance income was 1.6%, 1.6% and 2.6% of our total revenue in the 2019, 2020 and 2021 fiscal years, respectively.

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

Each contract with a student in respect of the educational programs contains multiple performance obligations consisting of the provisions of the curriculum education services, after-school enrichment services, accommodations, transportation services, other ancillary school activities, delivery of educational books and related materials, and meal catering services. These performance obligations are distinct in the context of the contract. The consideration expected to be received is allocated at contract inception among the performance obligations based on their stand-alone selling prices.

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

Revenue attributable to the provisions of the curriculum education services, after-school enrichment services, accommodations, transportation services and other ancillary school activities is recognized over time, based on a straight-line basis over the school year, as customers simultaneously receive and consume the benefits of these services throughout the service period, and the control of curriculum education services, after-school enrichment services, accommodations, transportation services and other ancillary school activities is transferred evenly over the school year. Revenue attributable to the delivery of educational books and related materials, and meal catering services is recognized at point in time, respectively, when the control of the educational books and related materials or underlying goods is transferred to customers. We consider that we are acting as the principal in the transaction and recognizes revenue from sales of the educational materials on a gross basis.

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

Operation and management services. Our revenue from operation and management services increased by 37.0% from RMB43.8 million in the 2020 fiscal year to RMB60.0 million (approximately US$9.3 million) in the 2021 fiscal year, mainly due to two new managed schools in Suqian City and the expansion of our service scope to some of the group’s managed schools.

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

Cost of revenue

Our cost of revenue decreased by 5.5% from RMB613.8 million in the 2019 fiscal year to RMB580.3 million in the 2020 fiscal year. The decrease in cost of revenue was primarily due to a steep decrease in transportation costs related to K-12 educational services and study trip services resulting from the COVID-19 pandemic, and to a slight decrease in labor costs of the group’s teachers and teaching staff.

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

Although we consolidate the results of the affiliated entities and their respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of the affiliated entities or their respective subsidiaries. However, a portion of the cash balances of the affiliated entities and their respective subsidiaries will be paid to us pursuant to our Contractual Arrangements with the affiliated entities and their respective subsidiaries. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Parties Transactions—Contractual Arrangements with the Affiliated Entities and their Shareholder.”

We historically had recorded significant related party transactions involving loans made to, and repayments received from, such related parties as well as term deposits placed with Hailiang Finance, a finance company owned by Hailiang Group. As part of our cash management policy, we expect to continue to deposit a certain amount of cash generated from our private education business with a related party finance company owned by Hailiang Group. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September, 2020, we have set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal year 2021 to be approximately RMB2.5 billion, and any amount above the upper deposit budget must be transferred to a commercial bank within seven business days. Effective from October 26, 2021, the upper deposit budget in 2022 fiscal year maintained RMB2.5 billion (approximately US$387.2 million). As of June 30, 2021, we had demand deposits and term deposits of RMB2,098.3 million (approximately US$325.0 million) at Hailiang Finance. Hailiang Finance is a non-bank financial institution licensed by the China Bank Regulatory Commission. It was incorporated in February 2013. It currently has a registered capital of RMB1.9 billion and has been approved by the relevant authorities to conduct business with other entities within the Hailiang Group, including, among other things, receiving deposits, borrowing, lending and providing guarantees, providing accounting and financing consultancy, and providing trade settlement and insurance brokerage services. We believe that Hailiang Finance provides interest at market rates with flexible withdrawal terms on our deposits. Based on our review of relevant documents provided by Hailiang Finance, we believe that Hailiang Finance has satisfactory asset quality, liquidity position and internal control environment. In addition, since September 2014, Hailiang Group and Mr. Feng have entered into an annual guarantee agreement with us to irrevocably and jointly guarantee the timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest, and the guarantee was renewed annually. After considering the terms provided by Hailiang Finance, coupled with its financial condition as well as the guarantee provided by Hailiang Group and Mr. Feng, our board approved the arrangement in October 2021 and our audit committee reviews our related party transactions, including the deposit arrangement from time to time. We, however, recognize that there are risks involved in the cash deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Group’s Business and Industry—The group deposits a certain amount of cash with a related party and are subject to credit risks of such related party.”

We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition fees we are able to charge to students in our K-12 schools, annual enrollment numbers approved for affiliated schools, the economic benefits we have received from the affiliated entities attributable to the provision of services to these entities and the economic benefits we may receive from the affiliated entities directly through payments under our consulting services agreement. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months.

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

Research and Development

We have strong research and development capabilities and have devoted significant resources to develop our academic courses and innovative teaching methods and materials. The group has taken the following measures to continuously improve the quality of the group’s education: (i) establish the Cadre Army Academy, so as to further the group’s training of school management talents, and conduct research on methods, management standards and models; (ii) establish the Excellent Teacher Development Academy, so as to steadily promote the mentor-apprentice pairing model, and implement the lifelong mentoring system to help young teachers grow rapidly; (iii) integrate educational technology, analyze students’ learning situation and psychological emotion by collecting students’ study situation data, life data and mental health status, to help teachers carry out effective diagnosis and counseling. Assist teachers to complete classroom review and classroom reflection according to the quantitative real-time analysis of classroom effect by relying on the deployment of Smart Classroom; and (iv) encourage the group’s teachers to develop, update and improve the group’s curricula and course materials based upon the latest official government curricula for each of the group’s subjects as well as on students’ needs and preferences. The development process for the group’s curricula and course materials typically starts with a review of the latest examination requirements to analyze new educational needs and trends. At the end of each semester, the group evaluates, updates and improves course materials based upon student performance and feedback from teachers, students and parents. We believe our strong research and development capabilities differentiate us from our competitors in the private K-12 education industry.

Leveraging the group’s research and development capabilities, the group has developed teaching methods and courses for certain subjects that are not generally offered by other similar private education providers. The group has supplemented various government-mandated coursework with the group’s self-developed courses. For example, The group offered an interdisciplinary course called “STEAM”, which teaches Science, Technology, Engineering, Arts and Mathematics, with the aim of developing the group’s students the ability to deal with complicated situations. The group also offers a local geography course called “Local history——Hangzhou” for purposes of getting students to apply the geographical approaches and principles they learn to local city. In addition, The group cooperates with educational research institutions to develop various educational technology courses, such as National Leadership Courses, which aim to cultivate students’ nine qualities of self-cognition, self-regulation, communication, cooperation, systematic thinking, creative thinking, critical thinking, cross-cultural understanding and civic awareness, as well as Anti-bullying Courses, AI Robot Courses, and Designing and Thinking Courses. These courses are designed to lay a solid foundation for students’ all-round development in the future.

The group is also in the process of developing new courses to strengthen affiliated schools’ international program. The group has entered into a cooperation agreement with Pate’s Grammar School, a K-12 co-educational institution in London, UK, where the group will focus on the mutual learning of teaching materials and mutual communication of teachers, in collaboration with Pate’s Grammar School.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the group’s business strategies and initiatives as well as the group’s business plans;
●	our future business development, results of operations and financial condition;

●	the development of the COVID-19 pandemic in China and elsewhere;
●	growth of and trends and competition in the education industry in China;
●	PRC governmental policies and regulations relating to the education industry in China; and
●	general economic and business conditions in China.

You should thoroughly read this annual report on Form 20-F and the documents that we refer to in this annual report on Form 20-F with the understanding that our actual results in the future may be materially different from or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report on Form 20-F include additional factors which could adversely affect the group’s business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on the group’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report on Form 20-F.

This annual report on Form 20-F also contains third-party data related to macroeconomic data and the education industry as well as related projections and analyses based on a number of assumptions. These market data, including statistical data extracted from Ministry of Education of the PRC and the Sansheng Report, include projections that are based on a number of assumptions. The projected growth may not materialize at the rates suggested by the market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on the group’s business and the market price of our ADSs. In addition, the changing nature of the education industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions. Although we believe that the publications, reports and surveys are reliable, we have not independently verified the data. You should not place undue reliance on these forward-looking statements.

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

Our WFOE and its subsidiaries are required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiaries paid retirement and similar benefits for our officers and directors in the year ended June 30, 2021.

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

Audit Committee

Our audit committee consists of Mr. Ken He, Mr. Xiaofeng Cheng, and Mr. Xiaohua Gu and is chaired by Mr. He. Mr. He, Mr. Cheng, and Mr. Gu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act. Our board also has determined that Mr. He qualifies as an audit committee financial expert within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NASDAQ Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our group. The audit committee is responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;
●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K. In particular, our audit committee will review and approve our cash management policy in regard to depositing cash generated from affiliated school operations with related parties, including the maximum amount of such deposits based on our financial condition from time to time;
●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with the management and our independent registered public accounting firm;
●	reporting regularly to the full board of directors; and
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

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

Employment Agreements

The group has entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. The group may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice.

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

The group had 4,183, 4,164 and 5,171 employees as of June 30, 2019, 2020 and 2021, respectively. For continuing operations, the group had 2,252 employees as of June 30, 2021. The majority of the group’s employees are full-time and have signed employment agreements for one to three years, which will be renewed with substantially the same terms upon the employee passing the end-of-contract evaluation. In addition to teachers and educational staff, the group also has employees in marketing, information technology and general administration. The following table sets forth the numbers of the group’s employees, categorized by function as of June 30, 2021.

	Employees of Continuing	Total Employees of Continuing
	operations	and Discounted Operations
Teachers and educational staff	948	2,591
Cafeteria and dining hall staff	390	764
Student living staff	188	684
Security and safety staff	71	100
Administrative staff	433	684
Other staff	222	348
Total	2,252	5,171

As required by PRC laws and regulations, the group participates in various employee social security plans for the group’s employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. The group compensates the group’s employees with base salaries as well as performance-based bonuses. None of the group’s employees are represented by any collective bargaining arrangements, and the group considers our relations with the group’s employees to be good.

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

Ordinary
Shares beneficially
owned
Name	Number	%
Directors and Executive Officers:	—	—
Junwei Chen	—	—
Cuiwei Ye	—	—
Ken He	—	—
Xiaohua Gu	—	—
Xiaofeng Cheng	—	—
Deborah Lee (aka Weixin Xie)	—	—
Litao Qiu	—	—
Ping Huang	—	—
Lei Peng	—	—
Zhougang Zhu	—	—
Guan Huang	—	—

Directors and Officers as a group (11 persons)	—	—

Principal Shareholder:	—	—
Hailiang Feng(1)	360,000,000	87.28
(1)	Includes 223,200,000 shares held by Jet Victory International Limited, 100,800,000 shares held by Brilliant One Development Limited, 18,000,000 shares held by Fame Best International Limited and 18,000,000 shares held by Gain Success Group Limited. Jet Victory International Limited is a British Virgin Islands, or BVI company wholly-owned by Jet Victory Group Limited, a BVI company wholly owned by Jet Victory Holdings Limited, a BVI company that is wholly owned by an irrevocable trust controlled by Mr. Feng, the settlor of the trust. Gain Success Group Limited is a BVI company wholly-owned by Candid Group Limited, a BVI company wholly owned by Candid Holdings Limited, a BVI company that is wholly owned by an irrevocable trust controlled by Mr. Feng, the settlor of the trust. Fame Best International Limited is a BVI company wholly owned by Mr. Feng. Brilliant One Development Limited is a BVI company wholly owned by Hailiang Group. As of the date of this annual report on Form 20-F, Hailiang Group is controlled by Mr. Feng and is held 43.6% by Mr. Feng, 40.3% by Ningbo Zhetao Investment Holdings Co., Ltd. and 9.3% by Ningbo Dunshi Investment Co., Ltd. Ningbo Zhetao Investment Holdings Co., Ltd. is controlled by Mr. Feng and is held 58.8% by Mr. Feng and 31.6% by Beize Group. Beize Group is controlled by Mr. Feng and is held 99.8% by Mr. Feng and 0.2% by his brother-in-law. Ningbo Dunshi Investment Co., Ltd. is controlled by Mr. Feng and is held 96.6% by Mr. Feng. All the remaining minority equity interests in such shareholding entities are held by Mr. Feng’s relatives and/or independent third parties.

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

Contractual Arrangements with the Affiliated Entities and their Shareholder

We have entered into a series of contractual arrangements with Hailiang Management which controls and holds the affiliated schools, and the VIE Shareholders, Mr. Feng and Beize Group. Such contractual arrangements provide us with: (i) the power over Hailiang Management, (ii) the exposure or rights to variable returns from our involvement with Hailiang Management, and (iii) the ability to affect those returns through use of our power over Hailiang Management to affect the amount of our returns. Therefore, we control Hailiang Management and its subsidiaries. For a description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

Deposits

Starting from the 2014 fiscal year, the group deposited a certain amount of cash with Hailiang Finance, a related party finance company owned by Hailiang Group. Hailiang Finance may provide funds and financing to entities within the Hailiang Group.

As of June 30, 2020 and 2021, the group had held cash at a related party finance entity of RMB502.3 million and RMB 200.0 million (approximately US$31.0 million), respectively. During the year ended June 30, 2019, net amount of RMB509.1 million were withdrawn from Hailiang Finance. During the years ended June 30, 2020, net amount of RMB267.9 million were placed with Hailiang Finance. During the years ended June 30, 2021, net amount of RMB302.3 million (approximately US$46.8 million) were withdrawn with Hailiang Finance.

As of June 30, 2020 and 2021, the group had term deposits which are held for the purpose of investment amounting to RMB921.6 million and RMB1,898.2 million (approximately US$294.0 million) placed at Hailiang Finance. During the year ended June 30, 2019, term deposits of RMB4.7 billion were placed with Hailiang Finance, and RMB3.5 billion matured. During the year ended June 30, 2020, term deposits of RMB3.8 billion were placed with Hailiang Finance, and RMB4.3 billion matured. During the year ended June 30, 2021, term deposits of RMB4.2 billion (approximately US$647.5 million) were placed with Hailiang Finance, and RMB3.2 billion (approximately US$500.8 million) matured.

The interest income from the deposits during the years ended June 30, 2019, 2020 and 2021 amounted to RMB24.3 million, RMB24.8 million, and RMB42.8 million (approximately US$6.6 million), respectively. As part of our cash management policy, the group expects to continue to deposit a certain amount of cash generated from our private education business with Hailiang Finance. To reduce our credit exposure with Hailiang Finance, based upon our current policy effective September 2020, the group has set an upper deposit budget maintained by Hailiang Finance at any given time in fiscal 2021 to be approximately RMB2.5 billion, and any amount above the upper deposit budget must be transferred to a commercial bank within 7 business days. Effective from October 26, 2021, the upper deposit budget in 2022 fiscal year maintained RMB2.5 billion (approximately US$387.2 million). In July 2020, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest. As of June 30, 2021, the balance of cash and deposits the group had with Hailiang Finance amounted to RMB200.0 million (approximately US$31.0 million) in cash and RMB1,898.2 million (approximately US$294.0 million) in term deposits, respectively. During the year ended June 30, 2021, our deposits with the finance company are generally made in the form of demand deposits or term deposits. The demand deposits are held for the purpose of meeting short-term cash commitments, such as to pay for our operating expenses at any time. The group is subject to credit risks associated with the term deposit arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Group’s Business and Industry—The group deposits a certain amount of cash with related parties and are subject to credit risks of such related parties.”

Lease agreements with related parties

The group leases school buildings and related facilities for campuses in Zhuji city from Hailiang Investment, a company controlled by our ultimate controlling shareholder, Mr. Feng.

On December 29, 2017, the group and Hailiang Investment mutually terminated the lease agreements and entered into new lease agreements in order to allocate lease fees to respective schools according to gross floor area.

On April 28, 2019, the group and Hailiang Investment mutually terminated the above-mentioned lease agreements and entered into new lease agreements, in order to allocate lease fees to respective schools and subsidiaries according to gross floor area. The term of the lease is for nineteen years since July 1, 2018 and the rental fee is subject to a 5% annual increase from fiscal year 2020 to 2022. The rental fee commencing from the fifth year is subject to further negotiation between the Company and Hailiang Investment. For the 2019 fiscal year, the group recognized rental expenses amounted to RMB31.5 million.

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

On September 6, 2019, the group entered into a series of supplementary contracts with Hailiang Investment regarding the school buildings and the related facilities in three campuses in Zhuji, China from Hailiang Investment, pursuant to which, on September 12, 2019, the group made lease prepayments of RMB525.0 million (VAT exclusive) regarding the school buildings and the related facilities in three campuses in Zhuji, China from Hailiang Investment for the remaining lease period until June 30, 2037.

Regarding other lease contracts with Hailiang Investment, Hailiang Real Estate and Xiantao Tiancheng Education Investment Co., Ltd., a related party controlled by Hailiang Investment, the group purchased right-of-use assets of RMB4.4 million and RMB3.5 million (approximately US$0.5 million) respectively during the years ended June 30, 2020 and 2021.

During the years ended June 30, 2020 and 2021, the group recognized interest expenses of RMB3.6 million and RMB0.2 million (approximately US$0.04 million) on lease liabilities, respectively, and settled lease liabilities of RMB529.4 million and RMB1.0 million (approximately US$0.2 million) relating to the lease contracts with Hailiang Investment and Hailiang Real Estate, respectively.

Leasehold improvement contracts

The group entered into a series of leasehold improvement contracts with Heng Zhong Da for the leasehold improvement of classroom buildings, dining halls and student dormitories of the affiliated schools.

The group purchased leasehold improvement service of RMB38.5 million, RMB118.7 million and RMB68.1 million (approximately US$10.5 million) from Heng Zhong Da during the years ended June 30, 2019, 2020 and 2021, respectively.

The group has paid RMB46.2 million, RMB85.4 million and RMB70.4 million (approximately US$10.9 million) to Heng Zhong Da during the years ended June 30, 2019, 2020 and 2021, respectively.

Purchase of healthy food products and information service

The group purchased Ming Kang Hui E-Commerce Co., Ltd., a company controlled by Mr. Feng, amounting to RMB70.0 million during the year ended June 30, 2019. The group purchased healthy food products from Ming Kang Hui Ecological Agriculture Group Co., Ltd. and Zhuji Hailiang Food Co., Ltd., a related party controlled by Mr. Feng, totally amounting to RMB75.7 million and RMB111.8 million (approximately US$17.3 million) during the years ended June 30, 2020 and 2021.

The group received IT services, student’s physical examination services, travel services and other services from related parties controlled by Hailiang Group, amounting to RMB23.7 million, RMB20.4 million and RMB23.6 million (approximately US$3.7 million) during the year ended June 30, 2019, 2020 and 2021, respectively.

Sales of products and services

For the years ended June 30, 2019, the group provided operation and management services to Hailiang Kindergarten, Zhuji Hailiang Jinshan Kindergarten and Tianma Kindergarten, which were controlled by Hailiang Group, and other 17 schools controlled by Hailiang Investment, including Xiantao No.1 Middle School, Xinchang Nanrui Experimental School and 15 Baishu Schools. Operation and management service fees of RMB25.2 million were charged to the above-mentioned schools for the fiscal year 2019.

For the year ended June 30, 2020, the group provided operation and management services to Hailiang Kindergarten, Zhuji Hailiang Jinshan Kindergarten and Tianma Kindergarten, which were controlled by Hailiang Group, and other 2 schools controlled by Hailiang Investment, including Xiantao No.1 Middle School, Xinchang Nanrui Experimental School. Operation and management service fees of RMB4.6 million were charged to the abovementioned schools for the 2020 fiscal year.

For the year ended June 30, 2021, the group provided operation and management services to Hailiang Kindergarten, Zhuji Hailiang Jinshan Kindergarten and Tianma Kindergarten, which were controlled by Hailiang Group, and other 2 schools controlled by Hailiang Investment, including Xiantao No.1 Middle School, Xinchang Nanrui Experimental School. Operation and management service fees of RMB11.5 million (approximately US$1.8 million) were charged to the abovementioned schools for the 2021 fiscal year.

On October 30, 2019, Hailiang Investment disposed all of the equity interest in Xinyu Baishu Technology Service Co., Ltd. (“Xinyu Baishu”) and hence Xinyu Baishu is not considered as a related party since then.

The group provided property and logistics management services to Ming Kang Hui supermarkets located on the group’s campuses. These supermarkets are operated by Zhejiang Ming Kang Hui Food Co., Ltd., controlled by Mr. Feng. The services the group provided amounted to RMB4.9 million, RMB3.4 million, and RMB 6.4 million (approximately US$1.0 million) during the years ended June 30, 2019, 2020 and 2021.

The group sold products and other services to our related parties, amounting to RMB3.2 million, RMB3.2 million, RMB 4.6 million (approximately US$0.7 million) during the years ended June 30, 2019, 2020 and 2021.

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

In July 2019, the VIEs acquired 100% shares of Zhuji Tianma Boya Training Center Co., Ltd. with the consideration of RMB0.1 million from Hailiang Investment.

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

In April 2021, the VIEs acquired from Hailiang Investment, 100% equity interests in Feicheng Education Investment, for a total consideration of RMB 22.9 million (approximately US$3.5 million).

Contributed Capital

Mr. Feng made capital contribution of RMB15 million to us through payment of awards to outstanding teachers of affiliated schools to recognize their outstanding performance and contributions during fiscal year 2019.

During the fiscal year 2021, the VIEs acquired 100% sponsorship of Jinhua Hailiang Foreign Language School and acquired 100% equity interests in Feicheng Education Investment from our affiliate Hailiang Investment, for a total consideration of RMB34.0 million (approximately US$ 5.3 million) and RMB22.9 million (approximately US$ 3.5 million), respectively. The assets and liabilities of Jinhua Hailiang Foreign Language School and Feicheng Education Investment was recognized with book value at the combination date. The consideration paid was adjusted to “contributed capital”, which amounted to RMB56.9 million (approximately US$ 8.8 million).

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

People’s Republic of China Taxation

The Company is a holding company incorporated in the Cayman Islands and its income depends primarily on dividends from our PRC subsidiaries. The New EIT Law and its implementation rules provide that an income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprise shareholders unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. Under the Double Tax Avoidance

Arrangement, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by the PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement between China and Hong Kong and other applicable PRC laws, will be subject to withholding tax at the rate of 5%. Pursuant to the Administrative Measures on Entitlement of Non-residents to Treatment under Tax Treaties, non-resident taxpayers which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to continuous administration by the tax authorities. On August 27, 2015, the State Administration of Taxation promulgated Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Tax Treaty Benefits, which took effect on November 1, 2015 and replaced the Administrative Measures on Entitlement of Non-residents to Treatment under Tax Treaties. On October 14, 2019, the State Administration of Taxation promulgated Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which took effect on January 1, 2020 and replaced the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Tax Treaty Benefits. According to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection”. Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials for future inspection, and accept follow-up administration by the tax authorities.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) our ADSs or ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of our ADSs or ordinary shares as of the close of such taxable year over your adjusted basis in such ADSs or ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of our ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on our ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of our ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of our ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in our ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Item 10. Additional Information—E. Taxation—Dividends and Other Distributions on the ADSs or ordinary shares if we are not a PFIC” generally would not apply.

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

Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as are our ADSs (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares are considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, are, subject to applicable limitations, eligible for the reduced rates of taxation if we are not a PFIC. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information—E. Taxation —People’s Republic of China Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation, if we are not a PFIC.

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

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes subject to PRC taxation as a resident for treaty purposes and PRC tax is imposed on gain from the disposition of ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation —People’s Republic of China Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.1%, 2.9% and 2.5% in 2019, 2020 and 2021, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect the group’s business.

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

Hailiang Education Group Inc.

By:	/s/ Junwei Chen
Name: Junwei Chen
Title: Chairman and Chief Executive Officer

Date:	August 22, 2022

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

As of June 30, 2021, the Company’s subsidiaries and consolidated affiliated entities are as follows:

	Place and year of	Legal
Subsidiaries	Establishment	Ownership	Principal activities
Hailiang Education (HK) Limited (“Hailiang HK”)	Hong Kong, China, 2011	100%	Investment holding
Zhejiang Hailiang Education Consulting and Services Co., Ltd. (“Hailiang Consulting ”or “WOFE“)	Zhejiang, China, 2011	100%	Investment holding
Ningbo Hailiang Education Logistics Management Co., Ltd.	Zhejiang, China, 2017	100%	Operation and management service
Ningbo Haoliang Information Consulting Co., Ltd. (“Ningbo Haoliang”)	Zhejiang, China, 2017	100%	Operation and management service
Zhuji Nianxin Lake Hotel Co., Ltd.	Zhejiang, China, 2017	100%	Hotel management service
Ningbo Hailiang Sports Development Co., Ltd.	Zhejiang, China, 2018	100%	Well-rounded education
Zhuji Hailiang Supply Chain Management Co., Ltd.	Zhejiang, China, 2018	100%	services
Zhuji Hailiang Logistics Service Co., Ltd.	Zhejiang, China, 2018	100%	Accommodation service
Zhuji Hailiang After-school Service Co., Ltd.	Zhejiang, China, 2018	100%	After-school enrichment service Well-rounded education
Hailiang Education International Studying Service Limited	Hongkong, China, 2018	100%	Overseas study consulting service
Hangzhou Hailiang International Studying Service Co., Ltd.	Zhejiang, China, 2018	100%	Overseas study consulting service
Hangzhou Hailiang Study Trip Co., Ltd	Zhejiang, China, 2018	100%	Study trip service
Pate’s-Hailiang International College Company Limited	United Kingdom, 2018	100%	Overseas study consulting service
Hailiang International Education Group Pte. Ltd.	Singapore, 2020	100%	Investment holding
My Campus Study Centre PTE Ltd.	Singapore, 2021	100%	Ancillary educational services
Hangzhou Hailiang Youcai Education Technology Co., Ltd.	Zhejiang, China, 2021	100%	Investment holding
Ninghai Hailiang Education Logistics Management Co., Ltd	Zhejiang, China, 2021	100%	Operation and management service
Xiantao Hailiang Education Logistics Management Co., Ltd. (“Xiantao Logistics”)	Hubei, China, 2021	90%	Operation and management service

	Place and year of	Legal
Consolidated affiliated entities	Establishment	ownership		Principal activities
Hailiang Management (previously named “Zhejiang Hailiang Education Investment Group Co., Ltd.”)	Zhejiang, China, 2012	N/A	*	Investment holding
Zhejiang Hailiang Mingxin Education Technology Co., Ltd.	Zhejiang, China, 2017	N/A	*	overseas study consulting service
Zhejiang Zhuji Hailiang Experimental High School (“Experimental High”)	Zhejiang, China, 2002	N/A	*	K-12 student management services and high school curriculum education services
Zhejiang Zhuji Hailiang Senior Middle School	Zhejiang, China, 2016	N/A	*	K-12 student management services and high school curriculum education services
Zhejiang Zhuji Hailiang High School of Art (Previously named “Hailiang Art Middle School”)	Zhejiang, China, 2017	N/A	*	K-12 student management services and high school curriculum education services
Zhuji Hailiang Foreign Language High School Co., Ltd. (“Zhuji Hailiang Foreign Language High School”)	Zhejiang, China, 2018	N/A	*	K-12 student management services and high school curriculum education services
Zhenjiang Jianghe High School of Art	Jiangsu, China, 2018	N/A	*	K-12 student management services and high school curriculum education services
Zhejiang Mingxin International Travel Co., Ltd.	Zhejiang, China, 2018	N/A	*	Study trip service
Shaoxing Sihai International Travel Co., Ltd. (“Sihai International Travel”)	Zhejiang, China, 2010	N/A	*	Study trip service
Zhuji Tianma Boya Educational Training Center Co., Ltd.	Zhejiang, China, 2019	N/A	*	Academic subject tutoring
Hangzhou Mingyou Educational Training School Co., Ltd.	Zhejiang, China, 2019	N/A	*	Academic subject tutoring
Hailiang Mingyou Future (Zhejiang) Education Technology Co., Ltd. (previously named “Zhuji Yuesheng Management Consulting Co., Ltd.”)	Zhejiang, China, 2018	N/A	*	Investment holding
Shanghai Yunhan Education Technology Co., Ltd.	Shanghai, China, 2020	N/A	*	Investment holding
Xinchang Nanrui Hailiang Education Technology Co., Ltd.	Zhejiang, China, 2020	N/A	*	Investment holding
Ninghai Hailiang Education Development Co., Ltd.	Zhejiang, China, 2021	N/A	*	Investment holding
Zhuji Mingyou Training Center Co., Ltd.	Zhejiang, China, 2020	N/A	*	Academic subject tutoring
Zhuji Hailiang Chengzhong Mingyou Training Center Co., Ltd.	Zhejiang, China, 2020	N/A	*	Academic subject tutoring
Zhejiang Hailiang Mingyou Education Technology Co., Ltd. (“Zhejiang Hailiang Mingyou”)	Zhejiang, China, 2020	N/A	*	Investment holding
Xinchang Mingyou Cultural Development Co., Ltd.	Zhejiang, China, 2021	N/A	*	Academic subject tutoring

Xinchang Mingyou Education Training Center Co., Ltd.	Zhejiang, China, 2021	N/A	*	Academic subject tutoring
Zhuji Mingyou Lechuang Education Technology Co., Ltd.	Zhejiang, China, 2021	N/A	*	Academic subject tutoring
Ninghai Yipin Education Training Co., Ltd.	Zhejiang, China, 2021	N/A	*	Academic subject tutoring
Suqian Leqi Training Co., Ltd.	Jiangsu, China, 2021	N/A	*	Academic subject tutoring
Hangzhou Hailiang Mingyou Online Education Technology Co., Ltd.	Zhejiang, China, 2021	N/A	*	Academic subject tutoring
Hangzhou Hailiang Education Management Co., Ltd.	Zhejiang, China, 2018	N/A	*	Investment holding
Zhejiang Zhuji Hailiang Foreign Language School (“Foreign Language”)	Zhejiang, China, 1995	N/A	*	K-9 compulsory curriculum education services
Zhejiang Zhuji Tianma Experimental School (“Tianma Experimental”)	Zhejiang, China, 1995	N/A	*	K-9 compulsory curriculum education services
Zhejiang Zhuji Hailiang Primary School	Zhejiang, China, 2016	N/A	*	K-9 compulsory curriculum education services
Zhejiang Zhuji Hailiang Junior Middle School	Zhejiang, China, 2016	N/A	*	K-9 compulsory curriculum education services
Lanzhou Hailiang Education Consulting Co., Ltd.	Gansu, China, 2019	N/A	*	Investment holding
Lanzhou Hailiang Experimental School	Gansu, China, 2020	N/A	*	K-9 compulsory curriculum education services
Wuhu Hailiang Education Management Co., Ltd.	Anhui, China, 2020	N/A	*	Investment holding
Wuhu Hailiang Experimental School	Anhui, China, 2020	N/A	*	K-9 compulsory curriculum education services
Jinhua Hailiang Education Technology Co., Ltd.	Zhejiang, China, 2020	N/A	*	Investment holding
Wenzhou Hailiang Juxian Education Technology Co., Ltd. (“Juxian Technology”)	Zhejiang, China, 2020	N/A	*	Investment holding
Hailiang Overseas Chinese School	Zhejiang, China, 2020	N/A	*	K-9 compulsory curriculum education services
Jinhua Hailiang Foreign Language School	Zhejiang, China, 2018	N/A	*	K-9 compulsory curriculum education services
Ninghai Hailiang Education Management Co., Ltd.	Zhejiang, China, 2021	N/A	*	Investment holding
Xianghu Future School	Zhejiang, China, 2021	N/A	*	K-9 compulsory curriculum education services
Feicheng Education Investment	Shandong, China, 2018	N/A	*	Investment holding
Feicheng Hailiang Foreign Language School	Shandong, China, 2018	N/A	*	K-9 compulsory curriculum education services

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